

03024825

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Macquarie Bank Limited

*CURRENT ADDRESS: Level 9
15 London Circuit
Canberra ACT 2600
Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

FILE NO. 82- 34740 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 7/25/03

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

Macquarie Bank Limited

VOLUME I

EXHIBIT A

Releases to the Australian Stock Exchange made in 2002

Item	Particulars	Date	Date required	Source of obligation
1	Change of Director's Interest Notice	April 3, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
2	Section 259C exemption and disclosure	April 3, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
3	Change of Director's Interest Notice	April 8, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
4	Issued Ordinary Capital and Options Update	April 8, 2002	Immediately	ASX Listing Rule 3.1
5	Section 259C exemption and disclosure	April 15, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
6	Macquarie Income Securities Interest Rate	April 15, 2002	Immediately	ASX Listing Rule 3.1
7	Correction to Options Update at 31 March 2002	April 22, 2002	N/A	N/A
8	Section 259C exemption and disclosure	April 29, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
9	New Macquarie ProLogis Trust to raise A$400 million	May 2, 2002	Immediately	ASX Listing Rule 3.1
10	Macquarie activates dividend reinvestment plan	May 8, 2002	Immediately	ASX Listing Rule 3.1

11	Section 259C exemption and disclosure	May 13, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
12	Capital Adequacy & RWS	May 16, 2002	Immediately	ASX Listing Rule 3.1
13	Presentation to Shareholders & Analysts	May 16, 2002	Immediately	ASX Listing Rule 3.1
14	Extracts from the 2002 Financial Report	May 16, 2002	Immediately	ASX Listing Rule 3.1
15	News Release: $250M Full Year Profit	May 16, 2002	Immediately	ASX Listing Rule 3.1
16	Appendix 4B - Preliminary Final Report	May 16, 2002	Within 75 days after the end of the accounting period	ASX Listing Rules 4.1, 4.3
17	Change of Director's Interest Notice	May 17, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
18	Change of Director's Interest Notice	May 17, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
19	Presentation to Securities Institute of Australia Melbourne	May 21, 2002	Immediately	ASX Listing Rule 3.1
20	Exemption from compliance with Section 259C	May 27, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
21	Presentation to UBS Warburg Financial Services Conference	May 29, 2002	Immediately	ASX Listing Rule 3.1
22	Issued Ordinary Capital & Options Update	May 31, 2002	Immediately	ASX Listing Rule 3.1
23	Change of Director's Interest Notice	June 3, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
24	Appendix 3B - Exercise of employee options	June 3, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
25	Appendix 3B - Exercise of employee options	June 4, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5

26	Appendix 3B - Exercise of employee options	June 5, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
27	Media release issued by CH4 P/L-90% owned by MBL	June 5, 2002	Immediately	ASX Listing Rule 3.1
28	Debt Securities on Issue	June 5, 2002	By June 15 each year	ASX Listing Rule 4.11
29	Macquarie Bank in consortium to acquire AXA Health	June 5, 2002	Immediately	ASX Listing Rule 3.1
30	Appendix 3B - Exercise of employee options	June 6, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
31	Letter to Shareholders re DRP Rules booklet/Summary leaflet	June 6, 2002	Immediately	ASX Listing Rule 3.1
32	Appendix 3B - Exercise of employee options	June 7, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
33	Appendix 3B - Exercise of employee options	June 11, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
34	Section 259C exemption and disclosure	June 11, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
35	Appendix 3B - Exercise of employee options	June 12, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
36	Appendix 3B - Exercise of employee options	June 13, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
37	Gerry Moriarty Appointment	June 13, 2002	Immediately	ASX Listing Rule 3.1
38	Appendix 3B - Exercise of employee options	June 14, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
39	Appendix 3B - Exercise of employee options	June 17, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
40	Appendix 3B - Exercise of employee options	June 18, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
41	Issue price for shares issued under DRP	June 19, 2002	Immediately	ASX Listing Rule 3.1

42	Annual Report	June 19, 2002	Within 3 months of end of financial year	ASX Listing Rules 3.13, 4.5, 4.7; Corporations Act Section 319
43	Notice of Annual General Meeting	June 19, 2002	Immediately	ASX Listing Rule 3.1
44	Section 259C exemption and disclosure	June 24, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
45	MAP - Sydney Airport Presentation	June 25, 2002	Immediately	ASX Listing Rule 3.1
46	Presentation Slides on Sydney Airport Acquisition	June 25, 2002	Immediately	ASX Listing Rule 3.1
47	Media Release: Advises Winning Sydney Airport Consortium	June 25, 2002	Immediately	ASX Listing Rule 3.1
48	Trading Halt	June 25, 2002	Immediately	ASX Listing Rules 3.1, 17.1
49	Employee Share Option Plan - Amendments to Rules	June 27, 2002	Immediately	ASX Listing Rule 3.1
50	Presentation in Adelaide	June 28, 2002	Immediately	ASX Listing Rule 3.1
51	2002 Employee Share Option Plan Disclosure Document	July 1, 2002	Immediately	ASX Listing Rule 3.1
52	Appendix 3B - Exercise of employee options	July 1, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.
53	Appendix 3B - DRP	July 2, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
54	Appendix 3B - Issue of employee options/Issued Capital & Options Update	July 2, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
55	Change of Director's Interest Notice	July 3, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
56	Issued Ordinary Capital & Options Update/Appendix 3B	July 4, 2002	Immediately	ASX Listing Rule 3.1
57	Presentation to Offshore Investors	July 4, 2002	Immediately	ASX Listing Rule 3.1
58	Presentation to Financial Institutions Conference	July 8, 2002	Immediately	ASX Listing Rule 3.1

59	Macquarie Communications Infrastructure Group Prospectus	July 8, 2002	Immediately	ASX Listing Rule 3.1
60	Macquarie Communications Infrastructure Offer Successfully Underwritten	July 8, 2002	Immediately	ASX Listing Rule 3.1
61	Change of Director's Interest Notice	July 9, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
62	Section 259C exemption and disclosure	July 9, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
63	Change of Director's Interest Notice	July 10, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
64	Change in substantial holding	July 11, 2002	Immediately	ASX Listing Rule 3.1
65	Letter to Shareholders re Proxy Forms	July 11, 2002	Immediately	ASX Listing Rule 3.1
66	Change of Director's Interest Notice	July 15, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
67	Income Securities - MBLHB	July 15, 2002	Immediately	ASX Listing Rule 3.1
68	Macquarie Underwrites Macquarie Airports' Rome Airport Acquisition	July 16, 2002	Immediately	ASX Listing Rule 3.1
69	Change of Director's Interest Notice	July 19, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
70	Section 259C exemption and disclosure	July 22, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
71	Results of AGM Media Release	July 25, 2002	Immediately	ASX Listing Rule 3.1
72	First Quarter Profit Well Up on Prior Corresponding Year	July 25, 2002	Immediately	ASX Listing Rule 3.1
73	Presentation to AGM	July 25, 2002	Immediately	ASX Listing Rule 3.1
74	Chairman's AGM Address to Shareholders	July 25, 2002	Immediately	ASX Listing Rule 3.1

75	Appendix 3B - Exercise of employee options	July 26, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
76	Issued Ordinary Capital/Options Update & Appendix 3B	July 26, 2002	Immediately	ASX Listing Rules 2.7, 3.1, 3.10.3, 3.10.4, 3.10.5
77	Appendix 3B - Exercise of employee options	July 29, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
78	Appendix 3B - Exercise of employee options	July 30, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
79	Change of Director's Interest Notice	July 30, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
80	Change of Director's Interest Notice	July 30, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
81	Appendix 3B - Exercise of employee options	July 31, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
82	Issued Ordinary Capital & Options Update	August 1, 2002	Immediately	ASX Listing Rule 3.1
83	Appendix 3B - Exercise of employee options	August 1, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
84	Appendix 3B - Exercise of employee options	August 2, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
85	Change of Director's Interest Notice	August 6, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
86	Change of Director's Interest Notice	August 6, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
87	Change of Director's Interest Notice	August 6, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
88	Appendix 3B - Exercise of employee options	August 6, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
89	Change of Director's Interest Notice	August 6, 2002	Within 5 business days	ASX Listing Rule 3.19A.2

90	Section 259C exemption and disclosure	August 6, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
91	Change of Director's Interest Notice	August 7, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
92	Appendix 3B - Exercise of employee options	August 7, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
93	Change of Director's Interest Notice	August 8, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
94	Appendix 3B - Issued on exercise of employee options	August 8, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
95	Appendix 3B - Exercise of employee options	August 9, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
96	Change of Director's Interest Notice	August 12, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
97	Appendix 3B - Exercise of employee options	August 12, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
98	Appendix 3B - Exercise of employee options	August 13, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
99	Change of Director's Interest Notice	August 13, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
100	Macquarie Communications Infrastructure Group-MBL Allotment	August 13, 2002	Immediately	ASX Listing Rule 3.1
101	Appendix 3B - Exercise of employee options	August 14, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
102	Change of Director's Interest Notice	August 15, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
103	Change of Director's Interest Notice	August 16, 2002	Within 5 business days	ASX Listing Rule 3.19A.2

104	Change of Director's Interest Notice	August 19, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
105	Section 259C exemption and disclosure	August 19, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
106	Change of Director's Interest Notice	August 21, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
107	Change of Director's Interest Notice	August 22, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
108	Appendix 3B - Exercise of employee options	August 22, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
109	Letter to Shareholders re AGM	August 28, 2002	Immediately	ASX Listing Rule 3.1
110	Macquarie Airports (MAp) - Macquarie Position	August 28, 2002	Immediately	ASX Listing Rule 3.1
111	Change of Director's Interest Notice	September 2, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
112	Section 259C exemption and disclosure	September 2, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
113	Change of Director's Interest Notice	September 4, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
114	Financial Services Group Seminar Presentation	September 5, 2002	Immediately	ASX Listing Rule 3.1
115	Macquarie Bank Holdings in Macquarie Airports	September 6, 2002	Immediately	ASX Listing Rule 3.1
116	Issued Ordinary Capital & Options Update/Appendix 3B	September 9, 2002	Immediately	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
117	Change of Director's Interest Notice	September 12, 2002	Within 5 business days	ASX Listing Rule 3.19A.2

118	Section 259C exemption and disclosure	September 16, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
119	Change of Director's Interest Notice	September 25, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
120	Section 259C exemption and disclosure	September 30, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
121	Presentation to Merrill Lynch Australasian Investment Conference	October 2, 2002	Immediately	ASX Listing Rule 3.1
122	Issued Ordinary Capital & Options Update	October 4, 2002	Immediately	ASX Listing Rule 3.1
123	Presentation to JP Morgan Investment Conference	October 4, 2002	Immediately	ASX Listing Rule 3.1
124	Change of Director's Interest Notice	October 10, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
125	Section 259C exemption and disclosure	October 14, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
126	Macquarie Income Securities: Interest Rate/Payment date	October 17, 2002	Immediately	ASX Listing Rule 3.1
127	Change of Registered Office Address	October 21, 2002	Immediately	ASX Listing Rule 3.14
128	Section 259C exemption and disclosure	October 28, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
129	Media Release re Announcement by CH4 Pty Ltd	October 31, 2002	Immediately	ASX Listing Rule 3.1

130	Issued Ordinary Capital & Options Update	November 8, 2002	Immediately	ASX Listing Rule 3.1
131	Section 259C exemption and disclosure	November 11, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
132	Change of Director's Interest Notice	November 13, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
133	Supplementary Information Package on Half Year Results	November 14, 2002	Immediately	ASX Listing Rule 3.1
134	Presentation on Half Year Results	November 14, 2002	Immediately	ASX Listing Rule 3.1
135	Half Yearly Accounts/Extracts from Interim Report	November 14, 2002	Immediately	ASX Listing Rule 3.1
136	Media Release re Corporate Governance	November 14, 2002	Immediately	ASX Listing Rule 3.1
137	Media Release: MBL Announces $183m Interim Profit	November 14, 2002	Immediately	ASX Listing Rule 3.1
138	Half Yearly Report - Appendix 4B	November 14, 2002	Within 75 days after the end of the accounting period	ASX Listing Rule 3.1
139	Change of Director's Interest Notice	November 19, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
140	Change of Director's Interest Notice	November 20, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
141	Issued Ordinary Capital & Options Update	November 21, 2002	Immediately	ASX Listing Rule 3.1
142	Section 259C exemption and disclosure	November 25, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
143	Appendix 3B - Exercise of employee options	November 25, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
144	Appendix 3B - Exercise of Employee Options	November 26, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5

145	Appendix 3B - Exercise of employee options	November 27, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
146	Appendix 3B - Exercise of employee options	November 29, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
147	Change of Director's Interest Notice	December 3, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
148	Change of Director's Interest Notice	December 3, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
149	Issued Ordinary Capital & Options Update	December 3, 2002	Immediately	ASX Listing Rule 3.1
150	Appendix 3B – Exercise of employee options	December 3, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
151	Appendix 3B – Exercise of employee options	December 3, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
152 A	Change of Director's Interest Notice	December 4, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
152 B	Appendix 3B - Shares issued on exercise of employee options	December 4, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
153	Change of Director's Interest Notice	December 5, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
154	Appendix 3B - Exercise of employee options	December 5, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
155	Change of Director's Interest Notice	December 6, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
156	Appendix 3B - Exercise of employee options	December 6, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
157	Section 259C exemption and disclosure	December 9, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
158	Appendix 3B - Exercise of employee options	December 9, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5

159	Appendix 3B - Exercise of employee options	December 10, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
160	Announcement: Installment will provide clarity to Self Managed Super Funds	December 17, 2002	Immediately	ASX Listing Rule 3.1
161	Macquarie to Dispose of MAP Stake Prior to End of March 2003	December 18, 2002	Immediately	ASX Listing Rule 3.1
162	Change of Director's Interest Notice	December 18, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
163	Issued Ordinary Capital & Options Update/Appendix 3B	December 20, 2002	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
164	Change of Director's Interest Notice	December 23, 2002	Within 5 business days	ASX Listing Rule 3.19A.2
165	Section 259C exemption and disclosure	December 23, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
166	Change of Director's Interest Notice	December 24, 2002	Within 5 business days	ASX Listing Rule 3.19A.2

Releases to the Australian Securities & Investments Commission made in 2002

1	Form 104A – Supplementary pages to imaged document	May 27, 2002	N/A	
2	Notification of holding or ceasing to hold proper authority	June 17, 2002	Within 2 business days	Section 811(4)(b) & 811(7) Corporations Act 2001
3	Form 764 – Disclosure document: Employee Share Option Plan Prospectus	July 1, 2002	At least 7 days before applications are processed	Section 718 Corporations Act 2001
4	Form 207 – Notification of share issue	July 2, 2002	Within 1 month after issuing shares	Section 254X(1) Corporations Act 2001

5	Form 207 – Notification of share issue	July 2, 2002	Within 1 month after issuing shares	Section 254X(1) Corporations Act 2001
6	Macquarie Bank Annual Return of a company	July 8, 2002	By January 31 each year or other date agreed with ASIC	Sections 345, 346, 347 and 348 Corporations Act 2001
7	ASIC exemption under Corporations Act s 655A(1)	July 9, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
8	Form 205 – Notification of resolution	July 29, 2002	Within 14 days	Corporations Act 2001 Regulation 1.0.12
9	Form 207 – Notification of share issue	July 31, 2002	Within 1 month after issuing shares	Section 254X(1) Corporations Act 2001
10	ASIC exemption under Corporations Act ss 655A and 673	August 13, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
11	ASIC exemption under Corporations Act ss 655A and 673	August 13, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
12	Form 207 – Notification of share issue	September 9, 2002	Within 1 month after issuing shares	Section 254X(1) Corporations Act 2001
13	Form 207 – Notification of share issue	September 9, 2002	Within 1 month after issuing shares	Section 254X(1) Corporations Act 2001
14	Application for renewal of exemption from Section 259C of Corporations Act	October 14, 2002	When relief is sought	Section 259C Corporations Act 2001
15	Form 203 – Notification of change of office hours or address of one or more corporations	October 21, 2002	Within 14 days after date of change	Sections 100(1)(b), (c) & (d), 142(2), 145(3), 146, 601CT and 601CV, Corporations Act 2001
16	ASIC Corporations Act s 259C(2) Exemption	November 8, 2002	When relief is sought	Section 259C(2) Corporations Act 2001
17	Form 304 – Notification of change of officeholders	November 28, 2002	Within 14 days after date of change	Sections 205B & 601CV(1) Corporations Act
18	Macquarie Bank Employee Share Plan Prospectus	December 3, 2002	At least 7 days before applications are processed	Section 719(1) Corporations Act 2001

19	Macquarie Bank Supplementary Prospectus	December 3, 2002	At least 7 days before applications are processed	Section 719(1) Corporations Act 2001
20	Macquarie Bank Interim Report	December 3, 2002	Within 75 days after the end of the half-year	Section 302 Corporations Act 2001
21	ASIC exemption under Corporations Act ss 655A and 673	December 12, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
22	ASIC exemption under Corporations Act ss 655A and 673	December 12, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
23	ASIC exemption under Corporations Act ss 655A and 673	December 12, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
24	ASIC exemption under Corporations Act ss 655A and 673	December 12, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
25	ASIC exemption under Corporations Act ss 655A and 673	December 12, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
26	ASIC exemption under Corporations Act ss 655A and 673	December 12, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
27	Form 207 – Notification of share issue	December 19, 2002	Within 1 month after issuing shares	Section 254X(1) Corporations Act 2001
28	Form 304 – Notification of change of officeholders	December 20, 2002	Within 14 days after date of change	205B & 601CV(1) Corporations Act
29	Form 207 – Notification of share issue	December 23, 2002	Within 1 month after issuing shares	Section 254X(1) Corporations Act 2001
30	ASIC exemption under Corporations Act ss 655A and 673	December 24, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
31	ASIC exemption under Corporations Act ss 655A and 673	December 24, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
32	ASIC exemption under Corporations Act ss 655A and 673	December 24, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
33	ASIC exemption under Corporations Act ss 655A and 673	December 24, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001

34	ASIC exemption under Corporations Act ss 655A and 673	December 24, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
35	ASIC exemption under Corporations Act ss 655A and 673	December 24, 2002	When relief is sought	Sections 655A and 673 Corporations Act 2001
36	Form 304 – Notification of change of officeholders	December 30, 2002	Within 14 days after date of change	Sections 205B & 601CV(1) Corporations Act 2001

Releases to the Australian Stock Exchange made in 2003

	Item	Date	Date required	Source of obligation
1	Appendix 3B – Exercise of employee options	January 3, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
2	Section 259C exemption and disclosure	January 6, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
3	MBL Shinhan JV Establishes Korea's First Infrastructure Fund	January 6, 2003	Immediately	ASX Listing Rule 3.1
4	Macquarie to Form Business Alliance with Koreals Woori Bank for New Equity Derivatives Business	January 7, 2003	Immediately	ASX Listing Rule 3.1
5	Issued Ordinary Capital & Options Update	January 8, 2003	Immediately	ASX Listing Rule 3.1
6	Macquarie Advised Schroder Fund First Acquisition	January 8, 2003	Immediately	ASX Listing Rule 3.1
7	Appendix 3B – Exercise of employee options	January 13, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
8	Change of Director's Interest Notice	January 16, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
9	Macquarie Income Securities Interest Rate	January 16, 2003	Immediately	ASX Listing Rule 3.1

10	Section 259C exemption and disclosure	January 20, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
11	Appendix 3B – Exercise of employee options	January 21, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
12	Appendix 3B – Exercise of employee options	January 22, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
13	MBL Selldown of Macquarie Airports Securities	January 22, 2003	Immediately on issue	ASX Listing Rule 3.1
14	Change of Director's Interest Notice	January 23, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
15	Change of Director's Interest Notice	January 28, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
16	Appendix 3B – Exercise of employee options	January 30, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
17	Section 259C exemption and disclosure	February 3, 2002	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
18	Appendix 3B – Exercise of employee options	February 5, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
19	Issued Ordinary Capital & Options Update	February 6, 2003	Immediately	ASX Listing Rule 3.1
20	Appendix 3B – Exercise of employee options	February 10, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
21	Macquarie Issues of Subordinated Notes	February 12, 2003	Immediately	ASX Listing Rule 3.1
22	Operational Briefing Presentation	February 13, 2003	Immediately	ASX Listing Rule 3.1
23	Revised Operational Briefing Presentation	February 13, 2003	Immediately	ASX Listing Rule 3.1
24	Revised (2) Operational Briefing Presentation	February 13, 2003	Immediately	ASX Listing Rule 3.1
25	Macquarie Reaffirms Good Earnings Growth	February 13, 2003	Immediately	ASX Listing Rule 3.1

26	Change of Director's Interest Notice	February 17, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
27	ASIC Section 259C exemption & disclosure	February 17, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
28	Appendix 3B – Exercise of employee options	February 24, 2003	Immediately	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
29	CH4 Announces Final Close	February 25, 2003	Immediately	ASX Listing Rule 3.1
30	Helmsman –New $45M Fund to Provide Turn Around Capital	February 25, 2003	Immediately on issue	ASX Listing Rule 3.1
31	Presentation to Macquarie Financial Services	February 26, 2003	Immediately	ASX Listing Rule 3.1
32	Change of Director's Interest Notice	February 27, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
33	John Niland Joins Macquarie Bank Board	February 27, 2003	Immediately	ASX Listing Rule 3.1
34	Appendix 3B – Exercise of Employee Options	February 27, 2003	When issued	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
35	Appendix 3B – Exercise of Employee Options	February 28, 2003	When issued	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
36	Financial close on AXA Health Transaction	February 28, 2003	Immediately	ASX Listing Rule 3.1
37	Section 259C exemption and disclosure	March 3, 2003	Immediately	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
38	Appendix 3B – Exercise of Employee Options	March 4, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
39	Presentation to Financial Services Conference	March 4, 2003	Immediately	ASX Listing Rule 3.1
40	New Macquarie Real Estate Equity Fund Launched	March 5, 2003	Immediately	ASX Listing Rule 3.1

41	Appendix 3X Initial Director's Interest Notice	March 5, 2003	On the date the director is appointed	ASX Listing Rule 3.19A.1
42	Change of Director's Interest Notice	March 6, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
43	Issued Ordinary Capital & Options Update	March 7, 2003	Immediately	ASX Listing Rule 3.1
44	Change of Director's Interest Notice	March 14, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
45	Section 259C exemption and disclosure	March 17, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
46	Macquarie Purchases Zurich's Agricultural Commodities Business	March 17, 2003	Immediately	ASX Listing Rule 3.1
47	Presentation to Securities Institute – CFO Forum	March 20, 2003	Immediately	ASX Listing Rule 3.1
48	Hartleys and Macquarie agree on Eastern States Wealth Management Activities	March 21, 2003	Immediately	ASX Listing Rule 3.1
49	Sale of Macquarie Infrastructure Group (MIG) Securities	March 28, 2003	Immediately	ASX Listing Rule 3.1
50	Section 259C exemption and disclosure	March 31, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
51	Korean Road Infrastructure Fund announces First Acquisition	March 31, 2003	Immediately	ASX Listing Rule 3.1
52	Macquarie enters into Equity Derivatives Venture with SA's Nedbank	April 2, 2003	Immediately	ASX Listing Rule 3.1
53	New Appointment to Infrastructure & Specialised Funds Division	April 4, 2003	Immediately	ASX Listing Rule 3.1
54	Korean Road Infrastructure Fund announces Second Close	April 7, 2003	Immediately	ASX Listing Rule 3.1

55	Issued Ordinary Capital & Options Update	April 10, 2003	Immediately	ASX Listing Rule 3.1
56	Section 259C exemption and disclosure	April 14, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
57	Change of Director's Interest Notice	April 14, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
58	Macquarie enters Equity Derivatives Agreement with Korea's Woori Bank	April 15, 2003	Immediately	ASX Listing Rule 3.1
59	Macquarie Home Securities Interest Rate (MBLHB)	April 17, 2003	Immediately	ASX Listing Rule 3.1
60	Section 259C exemption and disclosure	April 28, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
61	Change of Director's Interest Notice	May 1, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
62	Correction – Issued Ordinary Capital & Options Update	May 2, 2003	Immediately	ASX Listing Rule 3.1
63	Issued Ordinary Capital & Options Update	May 9, 2003	Immediately	ASX Listing Rule 3.1
64	Section 259C exemption and disclosure	May 12, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
65	Converting Preference Shares –Record Date for Dividend- June 2, 2003	May 13, 2003	Immediately	ASX Listing Rule 3.1
66	Full Year Result – Supplementary Information Package	May 13, 2003	Immediately	ASX Listing Rule 3.1
67	Presentation – 2003 Result	May 13, 2003	Immediately	ASX Listing Rule 3.1
68	Macquarie Bank Announces 33% Profit Increase & Special Dividend	May 13, 2003	Immediately	ASX Listing Rule 3.1
69	Extracts from the 2003 financial report	May 13, 2003	Immediately	ASX Listing Rule 3.1

70	Appendix 4B Preliminary Final Report	May 13, 2003	Within 75 days after the end of the counting period	ASX Listing Rules 4.1, 4.3, Appendix 4B
71	Appendix 3B – Exercise of Employee Options	May 19, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
72	Issued Ordinary Capital & Options Update	May 19, 2003	Immediately	ASX Listing Rule 3.1
73	Appendix 3B-Exercise of employee options	May 20, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
74	Investor Overview Year Ended March 31, 2003	May 20, 2003	Immediately	ASX Listing Rule 3.1
75	Change of Director's Interest Notice	May 21, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
76	Appendix 3B – Exercise of employee options	May 21, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
77	Macquarie Bank Establishes Canada's First Essential Infrastructure Investment Partnership	May 21, 2003	Immediately	ASX Listing Rule 3.1
78	Appendix 3B – Exercise of employee options	May 22, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
79	CLSA Presentation	May 22, 2003	Immediately	ASX Listing Rule 3.1
80	Change of Director's Interest Notice	May 23, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
81	Appendix 3B – Exercise of employee options	May 23, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
82	Change of Director's Interest Notice	May 23, 2003	Immediately on issue	ASX Listing Rule 3.19A.2
83	ASIC Section 259C exemption & disclosure	May 26, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
84	Appendix 3B – Exercise of employee options	May 26, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5

85	Appendix 3B – Exercise of employee options	May 27, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
86	Change of Director's Interest Notice	May 27, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
87	Appendix 3B – Exercise of employee options	May 28, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
88	Mr Peter Kirby Joins Macquarie Bank Board	May 29, 2003	Immediately	ASX Listing Rule 3.1
89	Appendix 3B – Exercise of employee options	May 29, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
90	Issue Price – Dividend Reinvestment Plan	May 30, 2003	Immediately	ASX Listing Rule 3.1
91	Appendix 3B – Exercise of employee options	May 30, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
92	Change of Director's Interest Notice	May 30, 2003	Within 5 business days	ASX Listing Rule 3.19A.2
93	Appendix 3B – Exercise of employee options	June 2, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
94	Appendix 3B – Exercise of employee options	June 3, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
95	Appendix 3Y – Change of Director's Interest Notice	June 3, 2003	Within 5 business days	ASX Listing Rule 3.19A2
96	Appendix 3B – Shares issued on exercise of employee options	June 4, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
97	Appendix 3B – Exercise of employee options	June 5, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
98	Issued Ordinary Capital & Options Update	June 5, 2003	Immediately	ASX Listing Rule 3.1
99	Appendix 3B – Exercise of employee options	June 6, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
100	Macquarie Issues Subordinated Notes	June 6, 2003	Immediately	ASX Listing Rule 3.1

101	Section 259C exemption and disclosure	June 10, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
102	Appendix 3B – Shares issued on exercise of employee options	June 10, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
103	Debt securities on issue	June 11, 2003	By June 15 each year	ASX Listing Rule 4.11
104	Presentation to UBS financial services conference	June 12, 2003	Immediately	ASX Listing Rule 3.1
105	Appendix 3B – Shares issued on exercise of employee options	June 13, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
106 A	Appendix 3Y – Change of Director's Interest Notice	June 13, 2003	Within 5 business days	ASX Listing Rule 3.19A2
106 B	Appendix 3Y – Change of Director's Interest Notice	June 13, 2003	Within 5 business days	ASX Listing Rule 3.19A2
107	Appendix 3B – Shares issued on exercise of employee options	June 16, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
108	Appendix 3B – Shares issued on exercise of employee options	June 17, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
109	Appendix 3B – Shares issued on exercise of employee options	June 18, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
110	Appendix 3B – Shares issued on exercise of employee options	June 19, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
111	Appendix 3B – Shares issued on exercise of employee options	June 20, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
112	Appendix 3B – Shares issued on exercise of employee options	June 24, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
113	Annual Report and Notice of AGM	June 24, 2003	Immediately	ASX Listing Rules 3.13, 4.5, 4.7; Corporations Act Section 319
114	Appendix 3B – Shares issued on exercise of employee options	June 25, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5

115	Section 259C exemption and disclosure	June 25, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
116	Appendix 3B – Shares issued on exercise of employee options	June 26, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
117	Appendix 3B – Shares issued on exercise of employee options	June 27, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
118	Macquarie Expands Funds Management into Taiwan	June 30, 2003	Immediately	ASX Listing Rule 3.1
119	Macquarie Property Forms Strategic Alliance	June 30, 2003	Immediately	ASX Listing Rule 3.1
120	Appendix 3Y – Change of Director's Interest Notice	July 1, 2003	Within 5 business days	ASX Listing Rule 3.19A2
121	Appendix 3B – Shares issued on exercise of employee options	July 1, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
122	Appendix 3B – Shares issued under Dividend Reinvestment Plan	July 3, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
123	Appendix 3B – Shares issued on exercise of employee options	July 3, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
124	Issued Ordinary Capital & Options Update	July 3, 2003	Immediately	ASX Listing Rule 3.1
125	Performance Fees Earned by Macquarie Bank	July 4, 2003	Immediately	ASX Listing Rule 3.1
126	Appendix 3B – Shares issued on exercise of employee options	July 4, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
127	Appendix 3B – Shares issued on exercise of employee options	July 7, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5
128	ASIC Section 259C exemption & disclosure	July 7, 2003	Fortnightly	Condition attached to an ASIC exemption from certain provisions of Section 259C Corporations Act 2001
129	Macquarie Joins Forces with Leading International Broking Houses	July 8, 2003	Immediately	ASX Listing Rule 3.1

130	Appendix 3B – Shares issued on exercise of employee options	July 8, 2003	Immediately on issue	ASX Listing Rules 2.7, 3.10.3, 3.10.4, 3.10.5

Releases to the Australian Securities & Investments Commission made in 2003

Item	Particulars	Date of Document	Date required	Source of obligation
1	Form 304 – Notification of change to officeholders	January 10, 2003	Within 14 days after date of change	205B & 601CV(1) Corporations Act 2001
2	Form 304 - Notification of change to officeholders	January 21, 2003	Within 14 days after date of change	Section 205B & 601CV(1) Corporations Act 2001
3	Form 207 - Notification of share issue	January 28, 2003	Within 1 month after issuing shares	Section 254X Corporations Act 2001
4	Form 207 - Notification of share issue	February 14, 2003	Within 1 month after issuing shares	Section 254X Corporations Act 2001
5	Form 207 - Notification of share issue	March 7, 2003	Within 1 month after issuing shares	Section 254X Corporations Act 2001
6	Form 309 - Notification of details of a charge	March 21, 2003	Within 45 days after the creation of charge	Sections 263 & 264 Corporations Act 2001
7	Form 309 - Notification of details of a charge	March 28, 2003	Within 45 days after the creation of charge	Sections 263 & 264 Corporations Act 2001
8	Periodic report for Macquarie Income Securities	May 9, 2003	Within 1 month after the end of the relevant period	Section 1058(1) of the Corporations Act 2001
9	Form 207 - Notification of share issue	May 29, 2003	Within 1 month after issuing shares	Section 254X Corporations Act 2001
10	Macquarie Bank Employee Share Plan Prospectus	June 27, 2003	At least 7 days before applications are processed	Section 719(1) Corporations Act 2001

Releases to the Australian Stock Exchange made in 2002


03 JUL 14 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.



Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	26 February 2002 re holdings of Macquarie Infrastructure Group and Macquarie CountryWide Trust

Part 1 - Change of director's relevant interests in securities

[illegible]

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) [illegible]	
Date of change	28 March 2002
No. of securities held prior to change	Nil Macquarie Airports stapled securities
Class	Ordinary
Number acquired	50,000 Macquarie Airports $2.00 stapled securities paid to $1.00
Number disposed	Nil
Value/Consideration [illegible]	$50,000
No. of securities held after change	50,000 Macquarie Airports $2.00 stapled securities paid to $1.00

+ See chapter 19 for defined terms.

Nature of change [illegible]	Subscription via initial public offering prospectus

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change [illegible]	
Interest acquired	
Interest disposed	
Value/Consideration [illegible]	
Interest after change	

3 April 2002

[illegible]

2002 ASE 2

03 JUL 14 AM 7:21

(2)

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
[illegible]
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

3 April 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 28 March 2002, was 0.0505%.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASE 3

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 March 2002
No. of securities held prior to change	Nil Macquarie Airports stapled securities
Class	Ordinary
Number acquired	20,000 Macquarie Airports $2.00 stapled securities paid to $1.00
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,000
No. of securities held after change	20,000 Macquarie Airports $2.00 stapled securities paid to $1.00

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription via initial public offering prospectus.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

8 April 2002

[illegible]

2002 ASE 4

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

(4)

8 April 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 28 February 2002, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, at 31 March 2002 the number of issued fully paid ordinary $1.00 shares was 198,499,828

The following new options have been issued:

- 5,000 options exercisable at $36.08 each and expiring on 12 March 2007 (MBL0078);
- 17,500 options exercisable at $36.54 each and expiring on 13 March 2007 (MBL0079);
- 10,000 options exercisable at $36.34 each and expiring on 14 March 2007 (MBL0080);
- 5,000 options exercisable at $35.24 each and expiring on 15 March 2007 (MBL0081);
- 5,000 options exercisable at $37.52 each and expiring on 18 March 2007 (MBL0082);
- 5,000 options exercisable at $36.85 each and expiring on 19 March 2007 (MBL0083);
- 5,000 options exercisable at $35.15 each and expiring on 20 March 2007 (MBL0084);
- 5,000 options exercisable at $36.39 each and expiring on 21 March 2007 (MBL0085);

- 5,000 options exercisable at $36.85 each and expiring on 22 March 2007 (MBL0086);
- 5,000 options exercisable at $36.67 each and expiring on 25 March 2007 (MBL0087);
- 5,000 options exercisable at $36.68 each and expiring on 26 March 2007 (MBL0088);
- 32,500 options exercisable at $36.55 each and expiring on 27 March 2007 (MBL0089);
- 5,000 options exercisable at $36.73 each and expiring on 28 March 2007 (MBL0090); and
- 5,000 options exercisable at $35.90 each and expiring on 29 March 2007 (MBL0091).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 32,969 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 8,272 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 5,000 options exercisable at $19.07 each and expiring on 12 November 2004 (MBLAFQ);
- 46,181 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFI);
- 70,796 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 55,000 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 240 options exercisable at $34.71 each and expiring on 7 September 2006 (MBL0045);
- 60,764 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052); and
- 5,000 options exercisable at $38.03 each and expiring on 12 November 2006 (MBL0065).

Macquarie Bank Limited
ABN 46 008 583 542

The number of options on issue at 31 March 21,317,661 all exercisable into one share per option.

Yours faithfully

Dennis Leong
<u>Company Secretary</u>

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 31 March 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBLOC01	100,000	$27.98	01/02/2006
MBLOC02	22,500	$27.71	02/02/2006
MBLOC03	12,500	$18.51	26/02/2006
MBLOC04	5,000	$28.39	27/02/2006
MBLOC05	5,000	$28.15	28/02/2006
MBLOC06	5,000	$27.13	13/03/2006
MBLOC07	5,000	$28.19	20/03/2006
MBLOC09	5,000	$27.66	29/03/2006
MBLOC10	5,000	$28.00	02/04/2006
MBLOC11	5,000	$27.28	11/04/2006
MBLOC12	12,500	$27.04	17/04/2006
MBLOC13	5,000	$28.57	18/04/2006
MBLOC14	5,000	$28.55	19/04/2006
MBLOC15	12,500	$28.05	20/04/2006
MBLOC16	5,000	$28.50	23/04/2006
MBLOC17	5,000	$26.85	24/04/2006
MBLOC18	5,000	$27.60	28/05/2006
MBLOC19	5,000	$27.77	29/05/2006
MBLOC20	5,000	$27.53	06/06/2006
MBLOC21	5,000	$27.58	15/06/2006
MBLOC23	5,000	$28.19	24/07/2006
MBLOC24	5,000	$28.22	26/07/2006
MBLOC25	5,000	$29.72	27/07/2006
MBLOC26	5,000	$29.56	30/07/2006
MBLOC27	5,000	$28.15	31/07/2006
MBLOC28	5,000	$29.46	01/08/2006
MBLOC29	4,681,069	$34.71	02/08/2006
MBLOC30	5,000	$30.25	03/08/2006
MBLOC31	5,000	$28.21	07/08/2006
MBLOC32	12,500	$27.76	08/08/2006
MBLOC33	10,000	$29.50	09/08/2006
MBLOC34	12,500	$31.00	10/08/2006
MBLOC35	5,000	$29.35	13/08/2006
MBLOC36	5,000	$35.59	27/08/2006
MBLOC37	5,000	$34.71	28/08/2006
MBLOC38	5,000	$35.41	29/08/2006
MBLOC39	12,500	$27.57	30/08/2006
MBLOC40	812,220	$34.71	31/08/2006
MBLOC41	5,000	$34.62	03/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLOC42	5,000	$27.60	04/09/2006
MBLOC43	5,000	$33.95	06/09/2006
MBLOC44	25,000	$31.48	05/09/2006
MBLOC46	20,000	$28.19	20/09/2006
MBLOC47	12,500	$32.20	21/09/2006
MBLOC48	12,500	$36.66	24/09/2006
MBLOC49	12,500	$36.46	25/09/2006
MBLOC50	12,500	$35.95	26/09/2006
MBLOC51	10,000	$33.01	27/09/2006
MBLOC52	303,936	$34.71	28/09/2006
MBLOC53	5,000	$35.93	01/10/2006
MBLOC54	5,000	$37.10	02/10/2006
MBLOC55	12,500	$36.47	03/10/2006
MBLOC56	5,000	$29.72	08/10/2006
MBLOC57	5,000	$37.52	09/10/2006
MBLOC58	5,000	$36.56	12/10/2006
MBLOC59	5,000	$28.39	15/10/2006
MBLOC60	5,000	$35.59	16/10/2006
MBLOC61	12,500	$37.75	29/10/2006
MBLOC62	12,500	$37.05	30/10/2006
MBLOC63	5,000	$37.26	31/10/2006
MBLOC64	5,000	$37.94	07/11/2006
MBLOC66	5,000	$36.85	13/11/2006
MBLOC67	5,000	$36.66	14/11/2006
MBLOC68	12,500	$36.70	15/11/2006
MBLOC69	5,000	$35.71	16/11/2006
MBLOC70	32,500	$37.56	22/11/2006
MBLOC71	12,500	$36.84	25/11/2006
MBLOC72	5,000	$36.05	03/12/2006
MBLOC73	5,000	$35.71	05/12/2006
MBLOC74	12,500	$36.36	10/12/2006
MBLOC75	5,000	$37.55	20/12/2006
MBLOC76	12,500	$37.67	25/01/2007
MBLOC77	5,000	$37.47	04/02/2007
MBLOC78	5,000	$36.08	12/03/2007
MBLOC79	17,500	$36.54	13/03/2007
MBLOC80	10,000	$36.34	14/03/2007
MBLOC81	5,000	$35.24	15/03/2007
MBLOC82	5,000	$37.52	16/03/2007
MBLOC83	5,000	$36.85	19/03/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0C84	5,000	$35.15	20/03/2007
MBL0C85	5,000	$36.39	21/03/2007
MBL0C86	5,000	$36.85	22/03/2007
MBL0C87	5,000	$36.67	25/03/2007
MBL0C88	5,000	$36.68	26/03/2007
MBL0C89	32,500	$36.55	27/03/2007
MBL0C90	5,000	$36.73	28/03/2007
MBL0C91	5,000	$35.90	29/03/2007
MBLAAO	61,371	$11.17	11/08/2002
MBLAAT	20,000	$11.53	30/03/2003
MBLAAU	6,568	$11.39	10/03/2003
MBLAAV	6,668	$13.20	11/03/2003
MBLAAW	14,168	$14.63	16/09/2003
MBLAAX	5,668	$14.59	18/09/2003
MBLAAY	13,300	$14.67	22/09/2003
MBLAAZ	5,568	$13.11	23/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABE	800,934	$11.17	16/07/2002
MBLABF	20,000	$13.17	23/10/2002
MBLABR	10,000	$13.15	30/04/2003
MBLABS	16,668	$11.95	08/04/2003
MBLABV	6,568	$13.48	08/05/2003
MBLABW	6,668	$14.35	09/05/2003
MBLABY	6,580	$13.62	14/05/2003
MBLABZ	13,200	$14.32	15/05/2003
MBLACA	20,000	$13.28	16/05/2003
MBLACC	5,568	$14.47	20/05/2003
MBLACE	14,500	$14.52	26/05/2003
MBLACF	11,334	$14.31	11/06/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACI	17,000	$14.89	27/07/2003
MBLACJ	38,334	$14.47	21/08/2003
MBLACK	1,576,523	$14.29	28/08/2003
MBLACM	17,000	$12.25	02/12/2003
MBLACN	17,000	$14.65	04/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	06/11/2003
MBLACR	17,000	$12.73	06/12/2003
MBLACS	14,167	$15.23	07/12/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADD	28,334	$14.55	22/02/2004
MBLADE	28,334	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	127,500	$18.89	31/03/2004
MBLADJ	11,334	$14.46	23/04/2004
MBLADK	131,668	$14.36	27/04/2004
MBLADL	17,000	$17.07	28/04/2004
MBLADM	11,334	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	11,334	$17.11	25/06/2004
MBLADT	28,334	$14.46	26/06/2004
MBLADU	20,000	$17.33	04/06/2004
MBLADV	17,000	$14.52	06/08/2004
MBLADW	5,296,131	$18.51	13/08/2004
MBLADX	10,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAED	25,000	$19.07	24/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	513,124	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	06/09/2004
MBLAEK	50,000	$18.08	07/09/2004
MBLAEL	22,750	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.66	09/11/2004
MBLAEP	5,000	$20.26	10/11/2004
MBLAEQ	10,000	$19.07	12/11/2004
MBLAER	37,500	$17.93	15/11/2004
MBLAET	30,000	$18.51	25/11/2004
MBLAEU	75,000	$20.29	29/11/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	5,000	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	15,000	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,799,255	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	06/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	7,500	$24.44	27/03/2005
MBLAFR	32,500	$23.76	26/03/2005
MBLAFS	3,334	$20.14	01/06/2005
MBLAFT	50,000	$23.94	02/05/2005
MBLAFU	111,182	$23.94	11/08/2005
MBLAFV	15,000	$18.51	03/08/2005
MBLAFX	5,000	$24.29	05/08/2005
MBLAFZ	30,000	$24.69	07/08/2005
MBLAGA	5,000	$24.12	09/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	06/08/2005
MBLAGD	5,000	$25.49	12/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	16/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	120,764	$23.94	30/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 31 March 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBLAGU	5,000	$25 65	29/09/2005
MBLAGV	5,000	$25 59	28/09/2005
MBLAGW	10,000	$25 59	14/10/2005
MBLAGX	12,500	$26 12	15/10/2005
MBLAHA	3,334	$20 18	11/10/2005
MBLAHB	5,000	$25 01	12/10/2005
MBLAHC	12,500	$24 36	13/10/2005
MBLAHD	5,000	$24 24	22/12/2005
MBLAHE	5,000	$26 45	27/12/2005
MBLAHF	5,000	$27 83	28/12/2005
MBLAHG	12,500	$26 32	29/12/2005
MBLAHH	17,500	$26 57	12/12/2005
MBLAHI	5,000	$27 56	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27 71	31/01/2006
MBLAHM	5 000	$27 83	30/01/2006
MBLAHN	32,500	$27.28	02/01/2006
MBLAHO	5 000	$27 66	03/01/2006
MBLAHP	5,000	$27 93	12/01/2006
MBLAHQ	20,000	$27.97	09/01/2006
MBLAHS	5,000	$27 71	05/01/2006
MBLAHT	5,000	$26 95	08/01/2006
MBLAHU	5,000	$27 61	15/01/2006
MBLAHV	12,500	$27 15	11/01/2006
MBLAHW	12,500	$27 46	16/01/2006
MBLAHX	5,000	$27 71	17/01/2006
MBLAHY	12,500	$27 71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28 29	19/01/2006
TOTAL	21,317,661		

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No. 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

15 April 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 12 April 2002, was 0.0508%

Yours faithfully

Dennis Leong
Company Secretary

2002 ASE 6

15/04 02 MON 17:49 FAX 61 2 92374330 COMPANY SECRETARIAL 001

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone
(02) 8232 3273
Facsimile
(02) 8232 4330

Email Address
dleong@macquarie.com.au

Please telephone
Shauna Donovan on
(02) 8232 4485
if complete transmission
not received

Company Secretarial

MACQUARIE

Attention	Companies Announcement Platform	**Date**	15 April 2002
Company	Australian Stock Exchange		
Fax No	1300 300 021	**Pages**	1 (incl. this page)
From	Dennis Leong	**Priority**	Routine

Message

MACQUARIE INCOME SECURITIES (MBLHB)

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 7.25% per annum in respect of the next distribution period which commenced on Monday 15 April 2002 and ceases on Sunday 14 July 2002 (inclusive). The Interest Payment Date will be Monday 15 July 2002 and the record date will be 28 June 2002.

ASX Security Code	MBLHB
Reset Rate for Above Securities	7.25% per annum (Until 15 January 2003 the interest rate will be the greater of 7.25% per annum or Applicable Reference Rate plus the Applicable Margin %).
Date from which change is effective	Monday 15 April 2002 to Sunday 14 July 2002 (inclusive)
Applicable Reference Rate	4.55% per annum
Applicable Margin %	1.75% per annum
Date of Next Reset Rate	15 July 2002

Yours faithfully

per Amelia Cho

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

2002 ASE 7

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

22 April 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Macquarie Bank Limited – Correction to Options Update at 31 March 2002

Please note that some corrections need to be made to the notification to ASX of 8 April 2002, regarding the number of options on issue at 31 March 2002.

The reference to the forfeiture of 32,960 options exercisable at $18.51 each and expiring on 13 August 2004 should have referred instead to the forfeiture of 24,219 options leaving a balance of 5,304,881 of these options. The reference to the forfeiture of 46,181 options exercisable at $23.94 each and expiring on 21 July 2005 should have referred instead to the forfeiture of 44,515 options leaving a balance of 3,800,921 of these options.

The number of options on issue at 31 March 2002 was 21,328,077 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASE 8

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No. 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

29 April 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares,

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 26 April 2002, was 0.0464%.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASE 9

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3560
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release | **Thursday May 2, 2002**

NEW MACQUARIE PROLOGIS TRUST TO RAISE A$400 MILLION

MACQUARIE Bank (ASX: MBL) and ProLogis (NYSE: PLD), the world's largest owner, operator and manager of distribution facilities, today announced plans to list a property trust specialising in North American assets on the Australian Stock Exchange (ASX) by late June.

Macquarie ProLogis Trust (MPT) will take an 80 per cent share in a broad portfolio of state-of-the-art distribution centres in key North American markets valued at approximately A$800 million.

Macquarie ProLogis Management will issue a Product Disclosure Statement (PDS) in early June and raise up to A$400 million equity. MPT plans to issue units payable in two instalments – 75 per cent in the first tranche, with an additional 25 per cent payable by June, 2003 – to fund the acquisitions.

The PDS will be available through Macquarie Equities and UBS Warburg Australia Ltd. Potential investors should consider the PDS in deciding whether to acquire units in MPT.

The joint venture partners will strongly align their interests with investors by owning the remaining 20 per cent of the seed assets (PLD 16 per cent, MBL 4 per cent).

PLD will manage the assets, located in the United States and Mexico, while MBL will manage the trust, which has the right to acquire further PLD North American developments that ProLogis decides to sell - until at least the end of 2005.

MPT will be the fifth sector-specific listed property trust managed by MBL's growing Property Group, taking the total value of assets it has under management to A$5.7 billion.

MBL Managing Director and Chief Executive Officer, Allan Moss, said MPT was an excellent example of MBL's strategy to diversify and expand its range of specialist listed funds and to deliver strong investor returns.

"We are also delighted to be working with a partner the calibre of ProLogis, the global leader in the provision and management of distribution facilities," Mr Moss said.

ProLogis owns, manages or has under development 1,571 distribution facilities in 77 markets across North America, Europe and Japan.

Chairman and Chief Executive Officer of ProLogis, K. Dane Brooksher, said the planned ASX listing was consistent with his company's growth strategy.

"The formation and planned public offering of this fund are consistent with ProLogis' objective of continuing to diversify our global capital sources to support the growth of our North American development business, similar to what we have done in Europe," Mr Brooksher said.

"Macquarie's strengths in the creation of international specialist funds as well as its leading position and expertise in the Australian capital markets are ideal attributes in a management partner."

The majority of assets for the upcoming IPO have already been secured through an equity joint venture to which PLD has contributed A$16 million (US$8.5 million) and MBL A$91.3 million (US$48.4 million). MBL's equity will be recovered through the IPO in June.

Co-Head of Macquarie Property Investment Management and Chief Executive Officer of MPT, James Hodgkinson, said the group was ideally positioned through its global partnerships to deliver quality international property investment opportunities to Australian investors seeking strong returns and portfolio diversification.

"This is a great example of how the global real estate investment market is evolving, with significant benefits to both parties," Mr Hodgkinson said.

"MPT allows Macquarie Property to expand its funds management portfolio and secure high-quality, well-managed assets."

Mr Hodgkinson said the joint venture follows a strategic alliance between MBL and PLD announced in November 2001. He added that Macquarie is also a partner in Macquarie Capital Partners, a US-based real estate investment advisory business.

The MPT Board will be led by MBL Executive Chairman, David Clarke. Members are: Head of MBL Banking and Property Group, Bill Moss; Vice Chairman and Chief Investment Officer of PLD, Irving Lyons III; President and Chief Operating Officer of PLD North America, J. Seple; Independent Trevor Gerber; MBL Director Real Estate North America and Europe, Mark Baillie; PLD Senior Vice President, James Cochran.

Recent highlights of the Macquarie Property Group include:

- Official opening of a new office today (Thursday) in Seattle, United States

- Purchase this week of the office tower and car park components of 1 Martin Place for $426 million by Macquarie Office Trust (MOT) and a Macquarie Martin Place Trust

- Creation of a joint venture Shanghai residential property development and funds management business with Schroders Asian Properties

- Increasing its construction and investment loan book 30 per cent to A$1.3 billion in the 12 months to 31 March

- 63 per cent increase in assets under management by Macquarie Property Investment Management Division in past 12 months - $3.09 billion to $5.03 billion (including MPT)

- S&P/ASX Property 200 Accumulation to April 30, 2002: MOF best performing office trust over past five years; Macquarie Goodman Industrial best performing trust over past five years; Macquarie CountryWide number three retail trust over past five years

- Management of the A$581 million (US$308 million) Schroders Asian Properties fund

- Participation in deals in the year to 31 March with a total value of more than A$3 billion

Macquarie Bank is also a world leader in infrastructure funds management. Macquarie Infrastructure Group was the No. 1 performing stock on the ASX 100 for 2001. It has returned 41per cent per anum since listing in December, 1996.

This press release is not an offer to sell any securities of Macquarie ProLogis Trust (MPT) and is not an offer to buy any securities of MPT. The MPT securities have not been and will not be registered under the Securities Act of 1933, as amended (the "Act") and may not be offered or sold in the United States of America or for the account or benefit of U.S. persons except in transactions exempt from the registration requirements of the Act.

For further information, please contact:

James Hodgkinson: CEO MPT:	(02) 8232-5089, (0414) 458-752
David Clarke: Executive Chairman MBL:	(02) 8232-3410
Allan Moss: Managing Director &CEO MBL:	(02) 8232-3483
Melissa Marsden: ProLogis VP Investor Relations:	0011-1-303-576-2622
Shannon Rowe: ProLogis Media Relations:	0011-1-303-676-2759

2002 ASX 10

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX Release 8 May 2002

Macquarie Bank Activates Dividend Reinvestment Plan

The Board of Macquarie Bank Limited has resolved to activate the dividend reinvestment plan ("DRP") for ordinary shareholders approved by shareholders at the 2001 Annual General Meeting. The DRP will commence in time for the Bank's next ordinary dividend.

Ordinary shareholders resident in Australia and New Zealand will be able to acquire new shares in the Bank under the DRP at a small discount to the prevailing market price and without transaction costs. The capital raised will be used to support the Bank's broad strategic development, especially in specialist asset class funds management.

The issue discount has been set by the Board initially at 2.5% of the prevailing market price of the Bank's ordinary shares, as determined in the rules of the DRP. The rules were lodged with ASX after the Annual General Meeting in July 2001.

The Bank's full year results announcement will occur on 16 May 2002 and the amount and timing of the 2002 final dividend will be announced at that time.

Documentation concerning the DRP will be mailed to ordinary shareholders in the next few weeks.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASX 11

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

13 May 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited.

as at 10 May 2002, was 0.0464%.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASX 12

03 JUL 14 AM 7:21

MACQUARIE BANK GROUP

	Consolidated 31/3/02 $'M	Consolidated 30/9/01 $'M	Consolidated 31/3/01 $'M
Reconciliation of Net Capital Base			
Tier 1			
Ordinary share capital	1,012	980	392
Macquarie Income Securities	258	250	250
Converting Preference Shares	150	150	150
Outside equity interest	4	3	4
Retained earnings	617	600	527
Less: APS 120 subsidiaries retained earnings*	(54)	(54)	-
Less: APS 222 investment deduction	(7)	-	-
Less: intangibles	(17)	(20)	(36)
Less: future income tax benefit	(63)	(87)	(15)
	1,900	1,822	1,272
Tier 2			
Macquarie Income Securities (excess over allowable Tier 1 capital)	133	141	141
Subordinated debt (net of amortised amount)	193	202	231
General reserve for losses	59	58	54
less: associated tax benefits	(18)	(17)	(18)
	367	384	408
Total Capital	2,267	2,206	1,680
Less: investments in and receivables from non-consolidating subsidiaries	(199)	(111)	(99)
Net Capital Base	2,068	2,095	1,581
Reconciliation of Risk Weighted Assets			
On-balance sheet	7,275	7,124	6,465
Off-balance sheet	2,566	2,593	2,573
Market risk charge	885	752	822
Total Risk Weighted Assets	10,726	10,469	9,860

* - deduction first required for quarter ended December 2000


Disclaimer
Information, including forecast financial information in this presentation should not be considered as a recommendation in relation to holding, purchasing or selling shares, securities or other instruments in or in entities related to, Macquarie Bank Limited or any other company. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited


Macquarie Bank Limited
Presentation to Shareholders and Analysts
Allan Moss & Greg Ward
16 May 2002


Result Presentation
Allan Moss
Managing Director & CEO
Result Analysis
Greg Ward
Chief Financial Officer


Macquarie Bank Group
After-tax profit (attributable to ordinary shareholders): 3% increase
31 March 2002
$250m
31 March 2001
$242m
Pre-tax profit (attributable to ordinary shareholders): 10% increase
31 March 2002
$326m
31 March 2001
$296m



A good result in a tough environment:
Global competitors' profits way down
Achieved without material asset sales
Despite increase in effective tax rate
The main drivers:
Equity Markets down to breakeven
Investment Banking well up
All other operating Groups have performed well
A year of strategic initiatives:
Strong growth in specialist funds
Capital raised in September now mostly invested, especially NTL
Broad increases in market share



Change in operating profit for leading investment banks
Macquarie Bank
Movement in operating profit year to March 2002
10%
-10%
-30%
-50%
-70%
-90%
-110%

Macquarie Bank

Standard deviation of percentage change in reported operating profit of leading investment banks for previous 10 years


A decade of continuous profit growth
$m
250
200
150
100
50
0
FY 2001



	Full Year 31.3.02 %	Full Year 31.3.01 %
Corporate Finance (incorporating [illegible])	30	16
Structured Finance & X-border Leasing	11	18
Mac Capital, Instl. Broking & Other	20	9
Investment Banking	61	46
Treasury & Commodities	21	20
Banking & Property	16	14
Funds Management	3	3
Equity Markets	0	19
Financial Services	(1)	(3)
Other	-	1
Total	100%	100%



Overview of Group performance

- → Investment Banking
  - → reorganised to enhance client focus
  - → growth in specialist funds
- → Treasury & Commodities - good income diversity and strong final quarter
- → Banking & Property - record profit from all major businesses
- → Funds Management – funds under management up 19%
- → Equity Markets – Australia and South Africa up, Hong Kong and Europe way down
- → Financial Services (Retail) – strong growth across the Group, technology programme substantially completed



→ International income up 10 times since 1996
→ Only down 3% on pcp
→ Much better than Wall Street
Total operating revenue (excluding earnings on capital) ($m)



International operating revenue
Group
Region
International operating revenue (excluding earnings on capital) ($m)
FY2001
FY2002
Other Groups make up for Equity Markets/Hong Kong





Funds Management &
Financial Services

Specialist



- Specialist funds up 73% on prior year
- 19% growth in Funds Management and Financial Services (not including wrap)



ntla update

- Acquisition completed on 2nd April. The effective acquisition price represents approximately:
  - 9 8 times forecast EBITDA for CY2003
  - 7 7 times forecast EBITDA for CY2004
- 97% of 2003 forecast revenue and 87% of 2004 forecast revenue is already under long-term contracts – mostly with ABC and SBS
- EBITDA/revenue ratio in excess of 50% in 2003 and 2004
- Compound annual growth in EBITDA forecast in excess of 27% pa to 2004
- $2.4b contract order book (assuming exercise of options), mostly with ABC and SBS (up to 15-year initial term)
- Growth above underpinned by increased revenue from new services under existing contracts
- Significant barriers to entry



- Work continues to maximise value of business before selldown
  - Refinance with non-recourse debt expected to occur within the next month (takes advantage of predictable EBITDA growth)
  - Other operating and structuring enhancements being made
- This would reduce MBL's economic capital commitment to approx $200m (regulatory capital approximately $400m)
- Selldown of equity expected to occur by 3rd quarter 2002



Where the revenue comes from: a client based view

- The three main client sets:
  - Investors and Intermediaries
  - Corporates and Governments
  - Entrepreneurs and Professionals



Investors &
Intermediaries
57%
Corporates &
Government
36%
Entrepreneurs &
Professionals
7%



Where the revenue comes from
FSG
IBG
BPG
T&C
FSG
BPG
IBG
T&C
EMG
Other
IBG
BPG


→Investors and Intermediaries
→Rapidly growing market
→Committed across the Bank


The Virtuous Circles around Our Clients
Investors & Intermediaries
Manufacturing
Corporates & Governments, Entrepreneurs & Professionals


The Investors & Intermediaries


The Virtuous Circle around
The Investors & Intermediaries
Investors &
Intermediaries


The Investors & Intermediaries
Manufacturing
Broking
Price-making
Risk Management


Comments on the Groups



- Strong result – diverse income base
- Creation of Investment Banking Group → synergies and client focus
- Highlights:
  - MIG grew 115%
  - Airport funds, MAG and MAp
  - Acquisition of NTL Australia
  - Advised Normandy Mining on its takeover
  - Lead Manager in $8.8b raisings including QBE, MIG/Cintra, MOF, GAS, MAP, ALL, STO
  - Funds up - $5.3b to $10.1b, leasing book up $1.4b to $1.8b



Investment Banking

- Growth and expanding capabilities:
  - North America – infrastructure, private debt
  - Asian equities
- Increasing number of transactions:
  - MIG's 40% strategic investment in Cintra
  - MAG acquisition of Bristol and Birmingham Airports
  - Cross-border leasing increased its market share
  - Taejon Expressway in Korea
  - 2 issues of stapled bonds in Malaysia
  - $1.8b of UK PFI transactions – police stations, schools, refinancing of Yorkshire Link



- Some signs of a recovery in M&A and IPOs
- Continued growth in infrastructure advisory and financings, leasing books, Macquarie Equities and specialist funds management
- Cross-border leasing - positive for the year ahead, already documenting more deals than this time last year
- Growth expected from both existing and new funds



Treasury and Commodities

- Very satisfactory result with good income diversity and strong final quarter
- Metals and Mining – only slightly down in tough but improving environment
- Foreign Exchange – record performance based on increased market share and volatile markets
- Treasury – good results from volatile interest rate markets
- Debt Markets – a leader in structured and corporate; innovative securitisations
- Futures – maintained No 1 position in clearing and No 2 position in execution on the SFE



- Agricultural Commodities – contribution down due to low commodities prices and significant market disruptions
- Risk Advisory – liabilities under management over $4.0b

- Moderate growth and some investments in new businesses
  - Establishing an energy trading and finance division focused on international markets
  - Continued strong outlook for FX and Metals and Mining given the expected fluctuations in currency markets and strong metals prices



Banking and Property

- Record profit from all major businesses
- Mortgages and Securitisation improved profit and diversification of mortgage supply
- Property:
  - grew funds under management to $3.9b from $2.7b
  - international expansion (Asian funds management, US property finance, ProLogis alliance)
  - completed largest Australian property takeover of 2001 (Citigroup Centre) and advised on World Square, Sydney and Queen Victoria development, Melbourne - two of the southern hemisphere's largest projects
  - Macquarie Office and Macquarie Goodman Industrial trusts ranked No 1 for accumulated performance in their respective sectors over the last 5 years



- Continued excellent growth from Margin Lending
- Banking achieved record revenue growth and profit
- Medallist – continued growth in US and Australia

- Major transactions announced post-balance date: MOF acquires No. 1 Martin Place; $800m Macquarie ProLogis Trust announced
- Expecting further geographic expansion in specialist property funds, property finance, mortgage securitisation and Medallist, and continued growth in margin lending
- May be some slowing in the domestic property market and possible pressure on lending margins



Funds Management

- Total funds under management up 19% to $27.1b
- Profit up slightly on previous 12 months
- Investment in international businesses
- Good performance in most funds
- Significant upgrades from researchers for Active Equities
- International businesses growing rapidly:
  - Korean JV funds up from $0.1b to $1.6 b
  - Malaysian JV funds up from $1.1b to $1.6 b
  - Hong Kong Enhanced Equities wins first mandate



- Australia – expect to gain an increasing share of growing market based on performance and innovative product offers e.g. True Index range
- Continued strong growth in international businesses – Korea, Malaysia and Hong Kong



Equity Markets

- Hong Kong – retail demand dramatically reduced, long suspension of warrant issuance
- Australia – strong result on the back of high retail demand and leading instalment and vanilla warrant market share
- South Africa – another good year – continues to be the leading warrant issuer and OTC market-maker
- Europe – trading losses in start-up phase
- Japan – very poor market conditions
- Brazil – breakeven in first year



- Europe - now restructured and focusing on product issuance
- Japan and Brazil – concentrating on growing client deal flow
- Hong Kong leveraged to market conditions
- Australian market conditions may become less buoyant
- Expansion in Asia under consideration
- Continuing strong performance in South Africa – JV expires next March, actively investigating future arrangements
- Overall, leveraged to market conditions and well positioned for any improvement in market sentiment



Financial Services

- Modest loss as planned
- 8.9% increase in funds under management, currently $11.0b
- Rapid growth in wrap - assets under administration up from $1.0b to $3.9b
- Distribution expanded in both direct (via selective acquisitions) and IFA
- Private client advisers increased by 32%, from 220 to 290
- Australian customer numbers increased by 90,000 to 540,000
- IT development programme 80% complete - delivered on time and within budget
- MBL geared products grew by over $400m to $751m



- Further acceleration of wrap business, capitalising on existing relationships
- Significant reduction in IT development although IT expense will remain broadly the same
- Focus on extracting value from IT investments by increasing training of sales and service staff
- Investment in:
  - major brand awareness campaigns
  - bringing structured product range to retail market, previously only accessible by high net worth individuals
- If present market conditions continue, retail will pass breakeven point during financial year 2003
- Confident of increasing profit contribution longer term



Direct Investment

- Poor market conditions for realising investments
- But good conditions for making investments
- MIT III – many transactions closed including $250m MBO of Automotive Parts Group (Repco)
- MIT IV – launched – target $400m
- Expect several realisations this year



- Investment of the new capital will increasingly contribute to growth
- Confident of continued growth in specialist funds
- Equity Markets Group leveraged to market conditions and well positioned for any improvement in market sentiment
- Continued strong growth in "Investor & Intermediary" client set
- We will benefit from cost initiatives
- Subject to reasonable market conditions expect good earnings growth overall



Specialist funds – the year in review

07.09.02	MIG: Successful completion of institutional offer associated with acquisition of 40% interest of Cintra - $1.7b
13.09.01	MBL completed $500m capital raising to buy seed assets for specialist funds
25.09.01	Four Corners Capital Management – collateralised debt obligation specialist funds management business in USA
14.11.01	ProLogis alliance – established with Macquarie Property and Macquarie Goodman Management Limited. ProLogis is world's largest owner and operator of industrial distribution facilities
13.12.01	Macquarie Airports Group – first closing and acquisition of a 24.125% stake in Birmingham International Airport



31.01.02	Shanghai residential property development and funds management joint venture with Schroders Asian Properties LP
07.02.02	Appointed Senior Adviser to Schroders Asian Properties fund
22.02.02	NTL Australia acquisition announced
01.03.02	Macquarie Airports announced $1b fund
21.03.02	MIG announced $1b capital raising and acquisition of further interest in Highway 407
01.05.02	Macquarie Office Trust acquires No. 1 Martin Place
02.05.02	$800m Macquarie ProLogis Trust announced



Macquarie Bank Limited

Presentation to

Shareholders and Analysts

Greg Ward - Chief Financial Officer

16 May 2002



	Full Year 2002	Full Year 2001	Movement
Pre-tax profit ($m)	326	296	[illegible]
Headline result ($m)	250	242	[illegible]
Basic EPS (cps)	133	139	[illegible]
Expense/Income Ratio	77.8%	77.9%	[illegible]
Total Assets ($b)	30.2	27.8	[illegible]
Tier 1 Capital Ratio	17.7%	12.9%	



Accounting practices

- Prudent accounting policies
- Notable investments:

	Book Value $m	Market Value $m (@15/05/02)
MIG	25	79
MGM	21	136
SFE	-	21

- No significant exposure to off-balance sheet vehicles
- ntl – consolidated from 2 April 2002



Franking

	Full Year 2002	Full Year 2001
Basic EPS (cps)	133	139
Diluted EPS (cps)	132	140
Dividend (cps)	93	93
Payout Ratio	74%	67%
Franking	70%	70%



Results analysis

	Full Year 2002 $m	Full Year 2001 $m
Income	1,600	1,472
Expenses	(1,245)	(1,147)
Profit Before Tax	355	325
Income tax expense	(76)	(53)
Net Profit After Tax	**279**	**272**
Outside equity interest	-	1
MIS distribution	(29)	(31)
Profit Attributable to Ordinary Equity Holders	**250**	**242**



Overall growth indicates diversity

	Full Year 2002 $m	Full Year 2001 $m
Fees and commissions	1,003	831
Trading	361	457
Net interest	219	179
Other	17	5
Total Revenue	**1,600**	**1,472**



Fee and commission revenue

A record result

	Full Year 2002 $m	Full Year 2001 $m
Mergers & acquisitions, advisory and underwriting	301	266
Management fees – base fees	235	179
Performance fees	88	13
Brokerage & commissions	166	130
Cross border leasing and structured finance	99	128
Banking, lending & securitisation	77	87
Other	37	28
Total Fee and Commission Revenue	1,003	831

Fees

FUM up 34% to $41.3b

	Full Year 2002 $m	Full Year 2001 $m
Specialist		
Base fees	80	42
Performance fees	81	10
Funds Management & Financial Services		
Base fees	155	137
Performance fees	7	3
Total	323	192



Revenue from medium/long term arrangements – annuity income
Annuity income across the businesses provides shelter against adverse market conditions
MBL 35%
88%
68%
61%
27%
10%
0%
Funds Management
Banking & Property
Financial Services
Investment Banking
Treasury & Commodities
Equity Markets



Good result despite difficult conditions

	Full Year [illegible] $m	Full Year [illegible] $m
Equities	135	219
Commodities	100	122
Foreign Exchange	87	64
Interest Rate Products	39	52
Total Trading Revenue	361	457



Equities-related revenue
A strong contributor
400
350
300
250
200
150
100
50
0
31 03 01
31 03 02
Equity Markets
Retail Broking



	Full Year 2002			Full Year 2001		
	Interest $m	Volume $m	Spread %	Interest $m	Volume $m	Spread %
Loan Assets	207	8,598	2.41	153	7,301	2.10
Trading Assets and Other Securities	31	5,500	0.36	18	6,096	0.30
Non-Interest Bearing Assets	(19)			8		
Net Interest Revenue	**219**			**179**		



Operating expenses

	Full Year 2002 $m	Full Year 2001 $m
Employment expenses	859	775
Other Expenses	386	372
Total Expenses	1,245	1,147
Expense/Income Ratios	77.8%	77.9%

→ We will benefit from cost initiatives going forward



Reflects increased activity

	31 March 2002	31 March 2001
Operating Divisions		
Financial Services	1,073	840
Investment Banking	1,022	1,005
Banking & Property	651	557
Treasury & Commodities	336	327
Equity Markets	188	150
Funds Management	133	134
Direct Investment	16	15
Total Headcount - Operating Divisions	3,419	3,028
Total Headcount - Service Divisions	1,307	1,439
Total Headcount	4,726	4,467



Composition of other expenses

Cost control

	Full Year 2002 $m	Full Year 2001 $m
Occupancy	84	76
Non-salary technology	79	70
Legal and professional fees	51	60
Travel	42	39
Communication	19	18
Other	111	109
Total Other Expenses	386	372


Targeted spending
$m
Forecast
31.03.01
31.03.02
31.03.03
IT Expenses
27

Effective tax rate

Affected by change in income mix

	Full Year 2002 %	Full Year 2001 %
Corporate Tax Rate (average)	**32.0**	**35.0**
Rate differential on offshore income	(3.3)	(9.5)
Group tax losses	(3.6)	(5.4)
Converting Preference Shares	1.2	1.3
Other	(3.0)	(3.0)
Effective Tax Rate	**23.3**	**18.4**

→ Effective tax rates will be influenced by tax reform, composition of income and offshore growth

→ Best estimate of tax rate for 2003 is approximately the same as for 2002



Taxation issues

- Consolidation regime expected to apply from October 2002
- Macquarie Income Securities
- Taxation audit
- R&D syndicates



Capital management

Strategic flexibility

	2002 $m Pre ntl	2002 $m incl. ntl	2001 $m
Tier 1 Capital	1,900	1,543	1,272
Risk Weighted Assets	10,726	10,942	9,860
Tier 1 Ratio	**17.7%**	**14.1%**	**12.9%**



	Total Assets $b	Risk Weighted Assets $b
31 March 2001	**27.8**	**9.9**
Increase in liquid assets	1.7	-
JV with client for investment in selected highly rated securities	1.5	0.3
Organic growth in loan assets	1.4	0.3
On Balance Sheet revaluation of financial instruments	(2.9)	0.2
Other movements	0.7	-
31 March 2002	**30.2**	**10.7**



Macquarie Bank Limited
Presentation to
Shareholders and Analysts
Allan Moss & Greg Ward
16 May 2002

2002 ASE 14

03 JUL 11 AM 7:21

MACQUARIE BANK LIMITED

A.B.N. 46 008 583 542

Extracts from the 2002 Financial Report


MACQUARIE
BANK

MACQUARIE BANK LIMITED
and its controlled entities

EXTRACTS FROM THE 2002 FINANCIAL REPORT
TABLE OF CONTENTS

PAGE

		PAGE
Statements of Financial Performance		3
Statements of Financial Position		4
Statements of Cash Flows		5
1	Profit from Ordinary Activities	6
2	Income Tax (Expense)/Benefit	8
3	Dividends and Distributions Paid or Provided	9
4	Earnings Per Share	10
5	Impaired Assets	11
6	Average Interest-Bearing Assets and Liabilities and Related Interest	12
7.	Events Subsequent to Balance Date	13
Five Year Summary		14

MACQUARIE BANK LIMITED

and its controlled entities

STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
Interest income		1,009	1,818	848	884
Interest expense		(790)	(1,639)	(832)	(847)
Net Interest Income	2	219	179	16	37
Fee and commission income		1,210	988	371	361
Fee and commission expense		(207)	(157)	(115)	(85)
Net Fee and Commission Income	2	1,003	831	256	276
Net Trading Income	2	361	457	365	445
Net Other Income	2	17	5	363	302
Total Income from Ordinary Activities		1,600	1,472	1,000	1,060
Employment expenses	2	(859)	(775)	(599)	(559)
Occupancy expenses	2	(84)	(76)	(58)	(56)
Non-salary technology expenses	2	(79)	(70)	(62)	(54)
Other operating expenses	2	(223)	(226)	(132)	(138)
Total Expenses from Ordinary Activities		(1,245)	(1,147)	(851)	(807)
Profit from ordinary activities before income tax		355	325	149	253
Income tax (expense)/benefit	4	(76)	(53)	(18)	17
Profit from Ordinary Activities after Income Tax		279	272	131	270
Loss from ordinary activities after income tax attributed to outside equity interests		-	1	-	-
Profit from Ordinary Activities after Income Tax attributable to Equity Holders of Macquarie Bank Limited		279	273	131	270
Distributions paid or provided on Macquarie Income Securities	5	(29)	(31)	-	-
Profit from Ordinary Activities after Income Tax attributable to Ordinary Equity Holders of Macquarie Bank Limited		250	242	131	270
Revaluation of investments in controlled entities to Directors' valuation	27	-	-	-	(29)
Total Valuation Adjustments attributable to Ordinary Equity Holders Recognised Directly in Equity		-	-	-	(26)
		Cents Per Share			
Basic Earnings per Share	6	132.83	138.46		
Diluted Earnings per Share	6	131.90	139.65		

The accompanying notes form part of this Financial Report

MACQUARIE BANK LIMITED
and its controlled entities

STATEMENTS OF FINANCIAL POSITION
AS AT 31 MARCH 2002

	Notes	Consolidated 2002 $M	Consolidated 2001 $M	Bank 2002 $M	Bank 2001 $M
ASSETS					
Cash and liquid assets		283	295	165	210
Securities purchased under resale agreements	7	4,313	3,323	4,126	3,137
Trading assets	8	4,864	4,192	4,114	3,648
Other securities	9	1,937	270	52	415
Loan assets	10	9,209	7,785	7,201	5,553
Other financial market assets		4,630	7,493	4,726	7,596
Other financial assets	12	1,927	1,487	1,198	1,206
Life insurance investment assets	13	2,588	2,501	-	-
Due from controlled entities		-	-	3,608	1,936
Equity investments	14	182	85	26	27
Investments in associates and unincorporated joint ventures	15	90	53	40	40
Fixed assets	16	135	106	123	100
Tax assets	17	156	174	147	115
Investments in controlled entities	18	-	-	2,161	1,157
Total Assets		30,234	27,848	27,687	25,482
LIABILITIES					
Due to other financial institutions	19	565	786	201	486
Securities sold under repurchase agreements	20	928	1,701	928	1,701
Securities borrowed	21	2,359	760	2,925	1,193
Deposits		4,520	3,365	4,487	3,631
Notes payable	22	9,434	8,000	9,693	8,050
Other financial market liabilities		3,811	6,060	3,936	6,160
Tax liabilities		17	24	2	6
Other liabilities	23	2,923	1,946	1,825	1,306
Life insurance policy liabilities		2,439	2,535	-	-
Due to controlled entities		-	-	1,377	287
Provisions for dividends and distributions	5	109	95	103	91
Deferred tax liabilities	17	100	138	-	-
Other provisions	24	120	103	117	90
Total Liabilities excluding Loan Capital		27,425	26,104	25,394	23,742
Loan Capital					
Subordinated debt	25	242	256	242	256
Converting Preference Shares	25	150	150	150	150
Total Liabilities		27,817	26,510	25,786	24,148
Net Assets		2,417	1,338	1,901	1,334
EQUITY					
Contributed Equity					
Ordinary share capital	26	1,012	392	1,012	392
Macquarie Income Securities	26	391	391	391	391
Investment revaluation reserve	27	-	-	144	272
Retained earnings	27	617	551	354	279
Total Equity Attributable to Equity Holders of Macquarie Bank Limited		2,020	1,334	1,901	1,334
Outside equity interests in controlled entities	27	397	4	-	-
Total Equity		2,417	1,338	1,901	1,334

The accompanying notes form part of this Financial Report.

MACQUARIE BANK LIMITED
and its controlled entities

STATEMENTS OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 31 MARCH 2002

	Notes	Consolidated 2002 $'M	Consolidated 2001 $'M	Bank 2002 $'M	Bank 2001 $'M
CASH FLOWS FROM OPERATING ACTIVITIES					
Interest and bill discounts received		900	1,017	817	684
Interest and other costs of finance (paid)		(821)	(790)	(827)	(742)
Dividends and trust income received		144	71	315	168
Fees, royalties and commissions received		1,149	956	679	491
Fees, royalties and commissions (paid)		(156)	(132)	(101)	(59)
Net receipts/(payments and proceeds) from dealing in financial instruments		627	(1,415)	900	(1,264)
Net (payments to suppliers)/receipts from customers (inclusive of GST)		(709)	(95)	(429)	(47)
Employment expenses (paid)		(816)	(727)	(554)	(528)
Income taxes (paid)		(168)	(141)	(66)	(27)
Life insurance investment income		84	119	-	-
Life insurance premiums received		1,854	1,730	-	-
Life insurance (policy payments)		(1,946)	(2,115)	-	-
Net Cash Flows from Operating Activities	26	225	(1,515)	735	(1,362)
CASH FLOWS FROM INVESTING ACTIVITIES					
Loan assets (granted)/repaid		(3,698)	(1,078)	(5,295)	(1,136)
Proceeds from securitisation of loan assets		2,258	-	2,258	-
(Payments) for other securities		(1,788)	(75)	(43)	(65)
Proceeds from the sale of other securities		121	53	405	-
(Payments) for equity investments		(78)	(100)	-	(42)
Proceeds from the sale of equity investments		27	19	-	15
(Payments) for controlled entities		-	-	(1,151)	(115)
Proceeds from the sale of controlled entities		-	82	-	39
(Payments) for life insurance investments		(7,803)	(7,549)	-	-
Proceeds from the sale of life insurance investments		7,841	7,619	-	-
(Payments) for fixed assets		(75)	(67)	(55)	(61)
Proceeds from the sale of fixed assets		2	5	-	5
Net Cash Flows from Investing Activities		(3,193)	[illegible]	(3,881)	(1,360)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net increase in money market and other deposit accounts		2,231	2,526	2,753	2,647
Proceeds from the issue of ordinary share capital		623	55	623	55
Transaction costs for the placement of ordinary share capital		(3)	-	(3)	-
On-market buy back of ordinary share capital		-	(36)	-	(36)
Proceeds from outside equity interest		394	5	-	-
(Repayment) of subordinated debt		-	(55)	-	(55)
Dividends and distributions (paid)		(213)	(203)	(183)	(172)
Net Cash Flows from Financing Activities		3,032	2,262	3,190	2,439
Net Increase/(Decrease) in Cash		64	(143)	47	(113)
Cash at the beginning of the financial year		179	322	107	220
Cash at the End of the Financial Year	25	243	179	154	107

The accompanying notes form part of this Financial Report

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT AS AT 31 MARCH 2002

1. PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities before income tax has been determined after crediting as income/(charging as expense):

	Consolidated 2002 $'M	Consolidated 2001 $'M	Bank 2002 $'M	Bank 2001 $'M
Interest Income				
Interest income received/receivable:				
- other entities	1,009	1,018	739	450
- controlled entities	-	-	109	34
Interest expense paid/payable				
- other entities	(790)	(839)	(777)	(421)
- controlled entities	-	-	(55)	(26)
Net Interest Income	219	179	16	37
Fee and Commission Income				
- revenue	1,181	956	371	361
- expense	(207)	(157)	(115)	(85)
Income from life insurance business (refer Note 13)	29	32	-	-
Net Fee and Commission Income	1,003	831	256	276
Trading Income				
Trading instruments	137	322	176	351
Net gains from foreign currency trading	87	64	87	64
Dividends and distributions received/receivable – other trading assets	137	71	102	30
Net Trading Income	361	457	365	445
Other Income				
Share of net profits or losses of associates and incorporated joint ventures accounted for using the equity method (refer Note 15)	6	-	-	-
Income arising from other securities	19	(1)	11	(2)
Life insurance income earned on shareholders' funds	5	6	-	-
Dividends received/receivable				
- other securities and equity investments	6	12	2	-
- controlled entities	-	-	83	143
Management fees and cost recoveries – controlled entities	-	-	317	223
Other income	16	23	2	17
Total other income	52	40	415	381
Provisions for doubtful debts (refer Note 24)	(9)	(7)	(7)	(7)
Specific provisions (refer Note 10)				
- provided for during the financial year	(10)	(6)	(14)	(5)
- written back during the financial year	2	1	2	1
- loan losses written off	(2)	(3)	(1)	(2)
- recovery of loans previously written off	1		1	-
Total net charge for provisions	(20)	(15)	(19)	(13)
Write-down of investments in controlled entities to recoverable amount	-	-	(19)	-
Loss on sale of investments in controlled entities	-	-	-	(52)
Other expenses	(15)	(20)	(14)	(14)
Total other expenses	(35)	(35)	(52)	(79)
Net Other Income	17	5	363	302
Total Income from Ordinary Activities	1,600	1,472	1,000	1,060

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
AS AT 31 MARCH 2002

	Consolidated 2002 $'M	Consolidated 2001 $'M	Bank 2002 $'M	Bank 2001 $'M
1. PROFIT FROM ORDINARY ACTIVITIES (CONT.)				
Employment Expenses				
Salary and salary related costs, superannuation, performance-related profit share and staff training *	(850)	(765)	(594)	(552)
Provision for annual leave	(6)	(6)	(3)	(4)
Provision for long service leave	(3)	(4)	(2)	(3)
Total Employment Expenses	(859)	(775)	(599)	(559)
Occupancy Expenses				
Operating lease rental	(62)	(55)	(44)	(42)
Depreciation: furniture, fittings and leasehold improvements (refer Note 16)	(13)	(11)	(10)	(8)
Other occupancy expenses	(9)	(10)	(4)	(6)
Total Occupancy Expenses	(84)	(76)	(58)	(56)
Non-Salary Technology Expenses				
Information services	(31)	(29)	(19)	(13)
Depreciation: computer equipment and software (refer Note 16)	(29)	(24)	(28)	(23)
Other non-salary technology expenses	(19)	(17)	(15)	(18)
Total Non-Salary Technology Expenses	(79)	(70)	(62)	(54)
Other Operating Expenses				
Auditors' remuneration (refer Note 42)	(7)	(5)	(3)	(3)
Legal and professional fees	(51)	(60)	(35)	(41)
Travel expenses	(42)	(39)	(25)	(24)
Communication expenses	(19)	(18)	(10)	(16)
Depreciation: communication equipment (refer Note 16)	(4)	(3)	(4)	(5)
Other operating expenses	(100)	(101)	(55)	(55)
Total Other Operating Expenses	(223)	(226)	(132)	(138)
Total Expenses from Ordinary Activities	(1,245)	(1,147)	(851)	(807)

* Includes an amount for performance related profit share which has been provided for but not paid.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT
AS AT 31 MARCH 2002

2. INCOME TAX (EXPENSE)/BENEFIT

Prima facie income tax on profit from ordinary activities is reconciled to the income tax (expense)/benefit charged in the Statements of Financial Performance as follows:

	Consolidated 2002 $'M	Consolidated 2001 $'M	Bank 2002 $'M	Bank 2001 $'M
Income tax (expense) on profit from ordinary activities*	(114)	(114)	(48)	(85)
Add/(deduct) tax effect of permanent differences				
Recoupment of unbooked tax losses	12	16	-	-
Rate differential on offshore result	11	28	3	19
Distribution paid/provided on Macquarie Income Securities	9	11	-	-
Net effect of different tax treatments for life insurance business	4	4	-	-
Rebateable dividend income	2	2	31	47
Dividend paid/provided on Converting Preference Shares	(4)	(4)	(4)	(4)
Effect of change in tax rates	(2)	(3)	2	1
Other items	6	7	(2)	42
	38	61	30	105
Total Income Tax (Expense)/Benefit	(76)	(53)	(18)	17

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 34% (2001: 36%) on profit from 1 April to 30 September 2001 and at a rate of 30% (2001: 34%) on profits from 1 October 2001 to 31 March 2002.

The economic entity has a tax year ending on 30 September.

The economic entity is currently subject to an audit by the Australian Taxation Office ("ATO"). Some amended assessments have been issued by the ATO for the 1988 to 1993 years. Other issues of potential taxation liability have been raised but have not yet been subject to the issue of amended assessments. Objections have been lodged in respect of the amended assessments and the other issues of alleged liability are also disputed.

The ATO is also reviewing the interests held by the economic entity in research and development syndicates. Amended assessments have been issued in relation to one of these syndicates, against which objections have been lodged and denied. The matter is currently proceeding to litigation.

In relation to the MIS, a draft public ruling was issued by the ATO which suggests that deductions for distributions on this type of security may not be available. The Bank has received independent legal advice confirming that deductions are available for the distributions paid or provided.

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT AS AT 31 MARCH 2002

	Consolidated 2002 $'M	Consolidated 2001 $'M	Bank 2002 $'M	Bank 2001 $'M
3. DIVIDENDS AND DISTRIBUTIONS PAID OR PROVIDED				
Ordinary Share Capital				
Dividends paid	81	72	81	72
Dividends provided	103	91	103	91
Total Dividends Paid or Provided	184	163	184	163

The interim ordinary dividend paid during the financial year ended 31 March 2002 was 70% franked at 30% (2001: 70% franked at 34%). The final ordinary dividend provided as at 31 March 2002 is 70% franked at 30% (2001: 70% franked at 30%).

	Cents per Share			
Cash Dividends per Share	93.0	93.0	93.0	93.0

Converting Preference Shares
Dividends on these shares of $11,000,000 (2001: $11,000,000) have been charged to the Statement of Financial Performance as interest expense (refer Note 25 – Loan Capital). The dividend paid on 15 June 2001 was 70% franked at 34%, the dividend paid on 17 December 2001 was 70% franked at 30% and the dividend to be paid on 17 June 2002 will also be 70% franked at 30%.

Franking Credits Available for the Subsequent Financial Year at a Corporate Tax Rate of 30% (2001: 30%)	36	19	-	-

The franked portion of dividends proposed as at 31 March 2002 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year. The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
b) franking credits that may be prevented from being distributed in subsequent financial years;
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year; and
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	23	24	-	-
Distributions provided	6	7	-	-
Total Distributions Paid or Provided	29	31	-	-

The distributions paid/payable in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT AS AT 31 MARCH 2002

	Consolidated 2002 $'M	Consolidated 2001 $'M	Bank 2002 $'M	Bank 2001 $'M

4. EARNINGS PER SHARE

	Cents per Share	
Basic Earnings per Share	**132.83**	**138.88**
Diluted Earnings per Share	**131.90**	**139.66**
Reconciliation of Earnings Used in the Calculation of Basic Earnings per Share		
Profit from ordinary activities after income tax	279	272
Loss from ordinary activities after income tax attributable to outside equity interests	-	1
Distributions paid or provided on Macquarie Income Securities	(29)	(31)
Total Earnings Used in the Calculation of Basic Earnings per Share	250	242
Reconciliation of Earnings Used in the Calculation of Diluted Earnings per Share		
Earnings used in calculating basic earnings per share	250	242
Additional interest from paying up potential ordinary shares	21	25
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	19	30
Income tax attributable to adjusted earnings	(13)	(19)
Total Earnings Used in the Calculation of Diluted Earnings per Share	277	278
Weighted Average Number of Shares Used in the Calculation of Basic Earnings per Share		
Weighted average fully paid ordinary shares	188,505,201	174,029,958
Weighted average fully paid equivalents of partly paid ordinary shares	-	195,425
Total Weighted Average Number of Ordinary Shares Used in the Calculation of Basic Earnings per Share	188,505,201	174,225,383
Weighted Average Number of Shares Used in the Calculation of Diluted Earnings per Share		
Weighted average fully paid ordinary shares	188,505,201	174,225,383
Weighted average partly paid ordinary shares prior to being fully paid	-	376,575
Weighted average options	21,833,421	24,457,361
Total Weighted Average Number of Ordinary Shares used in the Calculation of Diluted Earnings per Share	210,338,622	199,062,319

The weighted average number of fully paid ordinary shares has been calculated using potential ordinary shares in accordance with AASB 1027 "Earnings per Share".

Information Concerning the Classification of Securities

Partly paid shares carry the right to participate in dividends as detailed in Note 32 – Employee Equity Participation, and to that extent they have been recognised as equivalents of fully paid ordinary shares in the determination of basic earnings per share.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT AS AT 31 MARCH 2002

5. IMPAIRED ASSETS

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	Consolidated 2002 $'M	Consolidated 2001 $'M	Bank 2002 $'M	Bank 2001 $'M
Non-Accrual Loans Without Specific Provisions for Impairment	1	8	-	7
Non-accrual loans with specific provisions for impairment	55	27	50	24
Less specific provisions	(22)	(12)	(21)	(11)
Total Non-accrual Loans with Specific Provisions for Impairment	33	15	29	13
Real estate acquired through the enforcement of security	-	12	-	12
Less specific provisions	-	(4)	-	(4)
Total Real Estate Acquired Through the Enforcement of Security	-	8	-	8
Total Net Impaired Assets	34	31	29	28
Revenue Forgone on Impaired Assets				
Interest	3	3	2	3
Total Revenue Forgone on Impaired Assets	3	3	2	3

Revenue recognised in respect of impaired assets was less than $1,000,000 for the financial years ended 31 March 2002 and 2001.

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT AS AT 31 MARCH 2002

6. AVERAGE INTEREST-BEARING ASSETS AND LIABILITIES AND RELATED INTEREST

	Consolidated 2002			Consolidated 2001		
	Av. Balance $'M	Interest Inc./(Exp.) $'M	Av. Rate %	Av. Balance $'M	Interest Inc./(Exp.) $'M	Av. Rate %
ASSETS						
Interest Bearing Assets						
Cash and liquid assets	58	2	3.4	158	9	5.7
Securities purchased under resale agreement	3,593	158	4.4	2,292	137	6.0
Trading assets	3,254	166	5.1	3,148	195	6.2
Other securities	1,556	59	3.8	201	13	6.5
Loan assets	8,598	570	6.6	7,301	584	8.0
Other financial assets	39	2	5.1	300	24	4.9
Total Interest Bearing Assets	17,098	957		13,400	962	
Total Non-Interest Bearing Assets	12,466	-		11,227	-	
Total Assets	29,564	957		24,627	962	
LIABILITIES						
Interest Bearing Liabilities						
Due to other financial institutions	972	(27)	2.8	1,127	(53)	4.7
Securities sold under repurchase agreements	1,647	(74)	4.4	913	(54)	5.9
Securities borrowed	1,029	(51)	5.0	573	(36)	6.3
Deposits	4,126	(170)	4.1	4,205	(241)	5.7
Notes payable	9,128	(386)	4.2	5,694	(367)	6.2
Other liabilities	489	(18)	3.7	261	(14)	5.4
Loan Capital						
Subordinated debt	250	(14)	5.6	285	(19)	6.7
Convertible Preference Shares	150	(11)	7.4	150	(11)	7.4
Total Interest Bearing Liabilities	17,841	(751)		13,408	(795)	
Total Non-Interest Bearing Liabilities	9,632	-		9,950	-	
Total Liabilities	27,473	(751)		23,358	(795)	
Net Assets	2,091	206		1,269	167	
EQUITY						
Contributed Equity						
Ordinary share capital	753			349		
Macquarie Income Securities	301			395		
Retained earnings	683			523		
Total Equity attributable to Equity Holders of MBL	1,737			1,267		
Outside equity interests in controlled entities	354			2		
Total Equity	2,091			1,269		

Average interest income and expense in relation to assets and liabilities set off in the Statement of Financial Position in accordance with applicable accounting standards are not included in the above analysis. Such interest and expense is shown gross in Note 2 – Profit from Ordinary Activities in accordance with the requirements of AASB 1018 "Statement of Financial Performance".

NOTES TO AND FORMING PART OF THE FINANCIAL REPORT AS AT 31 MARCH 2002

7. EVENTS SUBSEQUENT TO BALANCE DATE

On 2 April 2002, a controlled entity of the Bank acquired 100% of the issued capital of ntl Belgium sprl, the chief entity of ntl Australia Holdings Pty Limited (collectively "ntl").

The principal activities of ntl are:

- provision of television and radio transmission services to Australian national broadcasters;
- provision of equipment hosting services to regional and community broadcasters, telecommunications operators and emergency services communication providers; and
- construction of a microwave telecommunications network along the eastern coast of Australia for the carriage of digital video signals and wholesale bandwidth.

ntl Belgium sprl was purchased for an initial cost of $313 million with additional consideration payable of up to $20 million in 2003, subject to any warranty claims and purchase price adjustments.

The estimated fair value of the assets and liabilities of ntl at the date of acquisition were as follows:

	$'M
Cash and other assets	47
Fixed assets	584
Intangible assets	
Customer contracts	247
Goodwill on acquisition	110
Payables and provisions	(138)
Enterprise Value	850
Borrowings	(517)
Total purchase price (subject to final adjustments)	(333)
	-

The existing ntl borrowings have been refinanced through a bridge debt facility and funding from the MBL Group of $102 million.

The actual fair value of the net assets and resulting goodwill may change as a result of the completion of valuations (which are not yet completed due to the geographic diversity and number of assets acquired) and final allocation of the purchase price.

The financial effects of this transaction have not been bought to account as at 31 March 2002. The operating results, assets and liabilities of ntl will be consolidated from 2 April 2002.

MACQUARIE BANK LIMITED
and its controlled entities
FIVE YEAR SUMMARY

Year ended 31 March	1998	1999	2000	2001	2002
Financial Performance ($ million)					
Total income from ordinary activities	665	815	1,187	1,472	1,680
Total expenses from ordinary activities	498	597	885	1,147	1,245
Profit from ordinary activities before income tax	167	218	302	325	355
Income tax expense	26	53	79	53	76
Profit from ordinary activities	141	165	223	272	279
Outside equity interest	-	-	-	1	-
Macquarie Income Securities distributions	-	-	12	31	29
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	211	240	250
($ million)					
Total assets	7,929	9,356	23,389	27,648	30,234
Total liabilities	7,348	8,805	22,154	26,310	27,817
Net assets	581	551	1,235	1,338	2,417
Risk weighted assets	4,957	4,957	8,511	9,860	10,726
Total loan assets	3,158	4,002	6,518	7,765	9,209
Impaired assets (net of provisions)	12	44	23	31	34
Share Information					
Cash dividends per share (cents per share)					
1st Half	21.0	30.0	34.0	41.0	41.0
2nd Half	30.0	38.0	52.0	52.0	52.0
Total	51.0	68.0	86.0	93.0	93.0
Basic earnings per share (cents)	88.1	101.3	124.33	134.89	132.83
Share price at 31 March ($)	14.35	19.10	26.40	27.63	33.36
Ordinary share capital (million shares) (a)	157.6	161.1	171.2	175.9	198.5
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	2,262	3,077	4,520	4,860	6,602
Ratios					
Return on average ordinary share capital	26.1%	26.8%	28.1%	27.1%	18.7%
Payout ratio	57.9%	67.2%	70.0%	67.5%	73.6%
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	17.7%
Capital adequacy ratio	16.4%	17.1%	18.3%	16.0%	19.3%
Impaired assets as % of loan assets	0.4%	1.1%	0.3%	0.4%	0.4%
Net loan losses as % of loan assets	0.0%	0.1%	0.1%	0.1%	0.2%
Funds Under Management ($ billion)					
Listed	2.3	3.0	4.2	6.9	11.8
Unlisted					
Retail	8.9	9.5	9.6	10.5	11.7
Wholesale	10.5	10.0	12.5	13.4	17.8
Total	21.7	22.6	26.3	30.9	41.3
Staff Numbers	2,474	3,310 (b)	4,070 (b)	4,467 (b)	4,726 (b)

(a) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares
(b) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees)

2002 ASE 15

03 JUL 14 AM 7:21

Macquarie Bank Limited
ACN 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

[illegible]

News Release

Thursday May 16, 2002

MACQUARIE BANK ANNOUNCES $250 MILLION FULL YEAR PROFIT

Macquarie Bank today announced a $250 million profit after tax attributable to ordinary shareholders for the year to March 31, 2002.

The result was achieved without any major asset sales and is in line with the statement issued to the Australian Stock Exchange in February, which forecast a result slightly ahead of the previous year.

The result is an increase of 3.3 per cent over the $242 million profit for the year ended March 31, 2001 and represents a return on average ordinary shareholders' funds of 18.7 per cent per annum.

Profit before tax attributable to ordinary shareholders rose by 10 per cent to $326 million from $296 million. Earnings per share for the 12 month period decreased 4 per cent to 132.83 cents from 138.88 cents for the previous year.

Macquarie Bank Executive Chairman David Clarke said the result was achieved amid difficult conditions in many markets, where profits reported by international investment banking competitors over a comparable period fell an average of more than 30 per cent. "In these circumstances, we are pleased to report another record result," Mr Clarke said.

The Bank maintained a good spread of international income across businesses and regions, with especially strong growth in infrastructure businesses. "The geographical and industry diversification of international businesses has continued, positioning us well for future growth," Mr Clarke said

"Our specialist funds strategy has been highly successful. Specialist funds under management grew by 73 per cent, while Funds Management Group and Financial Services

Group funds grew by 19 per cent. Total funds under management across the Bank's businesses rose from $30.9 billion to $41.3 billion for the full year, an increase of approximately 34 per cent.

The Investment Banking Group had an outstanding year. Other Groups also made substantial contributions, with Treasury and Commodities, and Banking and Property achieving record results, while Funds Management increased its contribution to earnings.

As forecast, the Financial Services Group – established in June 2000 to realise the Bank's potential in wealth creation for retail clients – reported a modest loss, with technology investment and other costs tracking according to our business plan

Equity Markets – the Group most susceptible to trading conditions – had a disappointing year with strong contributions from its Australian and South African businesses offset by poor results from the Hong Kong and European businesses.

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss said the year had been characterised by the rapid development of the Bank's specialist funds businesses and a broad increase in market share across many businesses.

These initiatives employed much of the $500 million capital raised in September 2001 to pursue specialist funds strategies and strategic initiatives.

"Major funds launched during the year include the $1 billion Macquarie Airports (MAp), the €600 million Macquarie Airports Group (MAG), and the Los Angeles-based Four Corners Capital Management, a collateralised debt obligation specialist funds management business. The Bank also announced the purchase of the Australian broadcast transmission business of NTL for an enterprise value of $850 million

Mr Moss said specialist funds were also initiated by Macquarie Property, which established alliances with the Schroders Asian Property Fund and with the US-based property group, ProLogis, the world's largest owner, operator and manager of distribution facilities. The alliance with Schroders has resulted in a Shanghai residential development and funds management joint venture, and earlier this year the Bank was also appointed senior advisor to the US$308 million Schroders Asian Property Fund.

The Macquarie managed Macquarie Infrastructure Group increased funds under management during the year by 115 per cent, completing two capital raisings – $1.7 billion

to acquire a 40 per cent interest in Cintra in September last year and another $1 billion in March 2002, mainly to purchase a further interest in Highway 407 in Canada.

Since balance date the Bank has announced a number of strategic initiatives:

- The establishment, with ProLogis, of an $800 million property trust to be listed on the Australian Stock Exchange by late June. Building on the relationship established during the year, Macquarie will raise $400 million from investors for the trust, which will take an 80 per cent share in a broad portfolio of distribution centres in key North American markets.
- The purchase of one of Australia's premier office buildings, No.1 Martin Place, for $426.25 million, to be split equally between the Macquarie Office Trust and a newly formed syndicate the Macquarie Martin Place Trust (MMPT)
- The launch by Direct Investments of MIT IV – with a fund raising target of $400 million it is set to be one of the largest private equity funds in Australia.

FINANCIAL HIGHLIGHTS

In accordance with its announced distribution policy, the Bank has declared ordinary dividend payments of 93 cents per share for the year, comprising an interim dividend of 41 cents per share and a final dividend of 52 cents per share, both franked to 70 per cent. This is unchanged from the dividend for the year ended March 31, 2001.

Total income from ordinary activities for the year was $1,600 million up from $1,472 million for the previous year. Net fee and commission income rose by 21 per cent to $1,003 million from $831 million, while the contribution from net trading income fell, decreasing by 21 per cent to $361 million from $457 million last year. Net interest income increased from last year, rising by 22 per cent to $219 million, from $179 million last year.

GROUP OPERATING HIGHLIGHTS

- **The Investment Banking Group's** (IBG) unique model of combining investment banking and funds management around the needs of the client paid off handsomely during the year, with the completion of over 215 transactions, and an increase in funds under management from $5.3 billion to almost $12 billion. Major transactions included Macquarie Infrastructure Group's acquisition of 40 per cent of Cintra and its subsequent acquisition of an additional 15 per cent of the world's largest private tollway, the 407, in Toronto. IBG acted as the financial adviser and

2002 ASX 16

03 JUL 14 AM 7:21

Rule 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 1/7/2000. Amended 1/1/2002

Name of entity

Macquarie Bank Limited

ABN	Half yearly (tick)	Preliminary final (tick)	Financial year ended ('current period')
46 008 583 542		√	31 March 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1)

				$A'M
Income from ordinary activities	up/down	6.7%	to	1 600
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to ordinary equity holders *(item 1.20)*	up/down	3.3%	to	250
Profit (loss) from ordinary activities after tax attributable to ordinary equity holders *(item 1.23)*	up/down	3.3%	to	250
Profit (loss) from extraordinary items after tax attributable to ordinary equity holders *(item 2.5(d))*	gain (loss) of	-		Nil
Net profit (loss) for the period attributable to ordinary equity holders *(item 1.11)*	up/down	3.3%	to	250

Ordinary Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	52¢	36.4¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	52¢	36.4¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 7 June 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market

Following annual promotions and compensation reviews the Board has approved the issue of invitations for approximately 7.2 million employee options. These options are expected to be granted in either July or August 2002

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A M	Previous corresponding period - $A M
1.1	Income from ordinary activities *(see items 1.24 - 1.26)*	2,384	2,311
1.2	Expenses from ordinary activities *(see items 1.27 - 1.31)*	(1,245)	(1,147)
1.3	Interest expense	(790)	(839)
1.4	Share of net profits of associates and joint venture entities *(see item 16.7)*	6	-
1.5	**Profit (loss) from ordinary activities before tax**	**355**	**325**
1.6	Income tax on ordinary activities *(see note 4)*	(76)	(53)
1.7	**Profit (loss) from ordinary activities after tax**	**279**	**272**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**279**	**272**
1.10	Net loss attributable to outside *equity interests	-	1
	Distributions on Macquarie Income Securities	(29)	(31)
1.11	**Net profit (loss) for the period attributable to ordinary equity holders**	**250**	**242**

Consolidated retained profits

		Current period - $A M	Previous corresponding period - $A M
1.12	Retained profits (accumulated losses) at the beginning of the financial period	551	472
1.13	Net profit (loss) attributable to ordinary equity holders *(item 1.11)*	250	242
1.14	Net transfers from (to) reserves *(see item 1.35)*	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable on ordinary share capital	(184)	(153)
1.17	**Retained profits (accumulated losses) at end of financial period**	**617**	**561**

Profit restated to exclude amortisation of goodwill

		Current period - $A M	Previous corresponding period - $A M
1.18	Profit (loss) from ordinary activities after tax before outside equity interests *(item 1.7)* and amortisation of goodwill	279	272
1.19	Plus outside *equity interests	-	1
	Distributions on Macquarie Income Securities	(29)	(31)
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to ordinary equity holders**	**250**	**242**

* See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period - $A'M	Previous corresponding period - $A'M
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	279	272
1.22	Plus outside *equity interests	-	1
	Distributions on Macquarie Income Securities	(29)	(31)
1.23	**Profit (loss) from ordinary activities after tax, attributable to ordinary equity holders**	**250**	**242**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'M	Previous corresponding period - $A'M
1.24	Sales Revenue		
	Net Fee and commission Income	1,003	831
	Net trading income	361	457
1.25	Net interest income	219	179
1.26	Other income(details if material)		
	Share of net profits of associates and joint ventures	5	-
	Net other income	11	5
1.27	Details of expenses		
	Employment expenses	(859)	(775)
	Occupancy expenses	(71)	(55)
	Non-salary technology expenses	(50)	(46)
	Other operating expenses	(219)	(223)
1.28	Other specific relevant (details)	-	-
1.29	Depreciation and amortisation excluding amortisation of intangible *(see item 2.3)*	(46)	(38)

+ See chapter 19 for defined terms.

Transfers from and to reserves

		Current period - $A'M	Previous corresponding period - $A'M
1.32	Increase (decrease) in asset revaluation reserve recognized in equity for the period	-	-
1.33	Net exchange difference on translation	-	-
1.34	Other reserves (provide details if material)	-	-
1.35	Total Net Transfer from (to) reserves *(see item 1.14)*	-	-

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'M (a)	Related tax $A'M (b)	Related outside equity interests $A'M (c)	Amount (after tax) attributable to members $A'M (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**	Nil	Nil	Nil	Nil
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	Nil	Nil	Nil	Nil

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'M	Previous year - $A'M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to ordinary equity holders reported for the *1st half* year (item 1.23 in the half yearly report)	130	108
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to ordinary equity holders for the *2nd half* year	120	134

+ See chapter 19 for defined terms.

Consolidated statement of financial performance

		At end of current period $A M	As shown in last annual report $A M	As in last half yearly report $A M
	Assets			
A	Cash and liquid assets	283	235	298
B	Securities purchased under resale agreements	4 313	3 323	3,787
C	Trading assets	4 854	4 192	4,836
D	Other securities	1,937	270	1 856
E	Loan assets	9,209	7,765	8,668
F	Other financial market assets	4 630	7,493	6,844
G	Other financial assets	1 927	1,487	1,567
H	Life Company investment assets	2 588	2,600	2,531
I	Equity investments	102	88	94
J	Investments in associated and incorporated joint ventures	90	53	59
K	Fixed assets	135	108	130
L	Future income tax benefit	156	174	237
4.1	**Total assets**	**30,234**	**27,849**	**30,907**
	Liabilities			
A	Due to other financial institutions	565	786	761
B	Securities sold under repurchase agreements	928	1,701	1 991
C	Securities borrowed	2 359	760	1,017
D	Deposits	4 520	3 865	4 206
E	Notes payable	9 434	8 000	9 384
F	Other financial market liabilities	3 811	6 099	6 187
G	Provision for income tax	17	24	35
H	Other liabilities	2,923	1,995	1 711
I	Life Company policy liabilities	2 539	2 535	2,504
J	Provision for dividend and distributions	109	96	87
K	Provision for deferred income tax	100	133	158
L	Other provisions	120	103	113
	Loan capital			
M1	Subordinated debt	242	256	255
M2	Converting Preference Shares	150	150	150
4.2	**Total liabilities**	**27,817**	**26,510**	**28,540**
4.3	**Net assets**	**2,417**	**1,339**	**2,367**

* See chapter 19 for defined terms.

Consolidated statement of financial performance continued

	Equity			
	Contributed equity			
A1	Ordinary share capital	1 012	392	980
A2	Macquarie Income Securities	391	391	391
B	Retained earnings	617	551	600
4.4	**Equity attributable to equity holders of the parent entity**	2,020	1,334	1,971
C	Outside equity interests in controlled entities	397	4	396
4.5	Total Equity	2,417	1,338	2,367
4.6	Preference capital included as part of 4.3	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'M	Previous corresponding period - $A'M
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet**	Nil	Nil

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet**	Nil	Nil

+ See chapter 19 for defined terms.

	Consolidated statement of cash flows	Current period $A'M	Previous corresponding period - $A'M
	Cash flows related to operating activities		
A	Interest and bill discounts received	940	1,017
B	Interest and other costs of finance (paid)	(821)	(790)
C	Dividends and trust income received	144	71
D	Fees, royalties and commissions received	1,149	956
E	Fees, royalties and commissions (paid)	(156)	(132)
F	Net receipts/(payments and proceeds) from dealing in financial instruments	627	(1,415)
G	Net (payments to suppliers)/receipts from customers (inclusive of GST)	(709)	(95)
H	Employment expenses (paid)	(816)	(727)
I	Income taxed (paid)	(165)	(141)
J	Life insurance investment income	44	119
K	Life insurance premiums received	1,854	1,739
L	Life insurance (policy payments)	(1,948)	(2,118)
7.1	**Net operating cash flows**	**225**	**(1,516)**
	Cash flows related to investing activities		
A	Loan assets (granted)/repaid	(3,698)	(1,076)
B	Proceeds from securitisation of loan assets	2,258	-
C	(Payments) for other securities	(1,786)	(75)
D	Proceeds from the sale of other securities	121	53
E	(Payments) for equity investments	(76)	(100)
F	Proceeds from the sale of equity investments	27	19
G	Proceeds from the sale of controlled entities	-	82
H	(Payments) for life insurance investments	(7,803)	(7,349)
I	Proceeds from the sale of life insurance investments	7,841	7,619
J	(Payments) for fixed assets	(75)	(67)
K	Proceeds from the sale of fixed assets	2	5
7.2	**Net investing cash flows**	**(3,193)**	**(889)**
	Cash flows related to financing activities		
A	Net increase in money markets and other deposits	2,231	2,526
B	Proceeds from the issue of ordinary share capital	623	55
C	Transaction costs for placement of ordinary shares	(3)	-
D	On-market buy back of ordinary share capital	-	(36)
E	Proceeds from outside equity interest	394	5
F	(Repayment) of subordinated debt	-	(85)
G	Dividends and distributions (paid)	(213)	(203)
7.3	**Net financing cash flows**	**3,032**	**2,262**
7.4	**Net increase (decrease) in cash held**	**64**	**(143)**
7.5	Cash at beginning of period *(see Reconciliation of cash)*	179	322
7.6	Exchange rate adjustments to item 7.25	-	-
7.7	**Cash at end of period** *(see Reconciliation of cash)*	243	179

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Nil

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'M	Previous corresponding period - $A'M
8.1	Cash on hand and at bank	283	295
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (Due to other financial institutions)		
	- Clearing houses	(31)	(13)
	- Clearing bank	(9)	(103)
8.5	**Total cash at end of period** *(item 1.22)*	**243**	**179**

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	14.9%	14.1%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to ordinary equity holders (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.4 less 4.2*)	15.3%	25.7%

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	132.83	138.88
	(b) Diluted EPS (if materially different from (a))	131.90	139.65
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	183,505,201	174,228,383

NTA backing

(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$7.94	$5.15

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	Nil	Nil
12.2	Interest revenue included in item 12.1 but not yet received (if material)	Nil	Nil
12.3	Interest costs excluded from borrowing costs, capitalised in asset value	Nil	Nil
12.4	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	Nil	Nil

Discontinuing Operations

Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17)

13.1 Discontinuing Operations

Nil

Control gained over entities having material effect

14.1	Name of entity (or group of entities)	Nil
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was *acquired	$
14.3	Date from which such profit has been calculated	
14.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

15.1	Name of entity (or group of entities)	Nil
15.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
15.3	Date to which the profit (loss) in item 14.2 has been calculated	
15.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
15.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

16.1	Date the dividend (distribution) is payable	Ordinary: 2 July 2002 Converting Preference Shares: 17 June 2002
16.2	+Record date to determine entitlements to the dividend (distribution) (i.e., on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Ordinary 7 June 2002 Converting Preference Shares: 7 June 2002
16.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
16.4	**Final ordinary dividend:** Current year	52¢	36.4¢*	Nil
16.5	Previous year	52¢	36.4¢*	1.56¢
	(Half yearly and preliminary final reports)			
16.6	**Interim ordinary dividend:** Current year	41¢	28.7¢*	Nil
16.7	Previous year	41¢	28.7¢**	3.29¢

* Franked at 30%
** Franked at 34%

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
16.8	Ordinary securities	93¢	93¢
16.9	Preference +securities Converting Preference Share	$7.42	$7.40

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

		Current period $A'M	Previous corresponding period - $A'M
16.10	+Ordinary securities	103	91
16.11	Preference +securities Convertible Preference Shares (disclosed as interest in Statement of Financial Performance)	6	6
16.12	Other equity instruments	-	-
16.13	**Total**	**109**	**97**

The +dividend or distribution plans shown below are in operation.

Nil

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions)

The Bank has declared a dividend on its Converting Preference Shares ("CPS"). In accordance with the terms of issue, a dividend of 7.38% p.a. for the 182 days from 17 December 2001 to 16 June 2002 will be paid on 17 June 2002 (i.e. $3.6799 per share). The dividend will be 70% franked at a 30% tax rate.

Details of aggregate share of profits (losses) of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A'M	Previous corresponding period - $A'M
17.1	Profit (loss) from ordinary activities before tax	6	-
17.2	Income tax on ordinary activities	-	-
17.3	**Profit (loss) from ordinary activities after tax**	6	-
17.4	Extraordinary items net of tax	-	-
17.5	**Net profit (loss)**	6	-
17.6	Adjustments	-	-
17.7	**Share of net profit (loss) of associates and joint venture entities**	6	-

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
18.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A M	Previous corresponding period - $A M
303 Collins Street Trust	56	56	-	
Absolute Best Limited (Hong Kong)	50	-	-	
AMMB Asset Management (Malaysia)	30	30	1	
AMMB Investment Services (Malaysia)	30	30	1	
Artum Pty Limited (b)	23	23	(1)	
Austian (Tianjin) Property Development Co. Limited (China)	50	50	-	
Bondi Beach Railway Limited	50	-	-	
The Cannery Unit Trust	20	20	-	
China Housing Investment Fund No. 6	83	83	-	
Four Corners Capital Management LLC (United States)	67	-	-	
Green Square Joint Venture	30	-	-	
Helmsman Funds Management Pty Limited	50	-	-	
Helmsman Nominees Pty Limited	50	-	-	
ICA Property Development Fund No. 1 P.L	9	6	-	
ICA Property Development Fund No. 2 P.L	4	-	-	
Innofin Pty Limited (South Africa)	33	50	-	
Macquarie Capital Partners LLC (United States)	40	40	-	
Macquarie CUY Feeder Fund (Bermuda)	39	-	-	
Macquarie FX Feeder Fund (Bermuda)	39	-	-	
Macquarie FX Feeder Fund No. 2 (Bermuda)	39	-	-	
Macquarie Goodman Management Limited	40	40	4	
Macquarie Offshore Feeder Fund (Bermuda)	39	-	-	
Macquarie Offshore Feeder Fund No. 2 (Bermuda)	39	-	-	
Macquarie Offshore Feeder Fund No. 3 (Bermuda)	39		-	
Macquarie Real Estate Equity Fund No. 5 Pty Limited	23	-	-	
Medallist Golf Developments Pty Limited	70			
Medallist Golf Development Trust	70	70	1	
Medallist Holdings Inc (United States)	90	90	-	
Mining Equipment Company Pty Limited	45	45	-	
MP Management LLC (United States)	50	50	-	
MPI Private Trustee Limited (c)	50	50	-	
OMNI Investments Pty Limited (c)	30	30	-	
Oakstock Pty Limited (b)	20	-	-	
River Links Developments Pty Limited (c)	41		-	
Securelear Pty Limited (c)	50	50	-	
Shinhan Macquarie Financial Advisory Co. Limited (Korea)	49	-	-	
South African Infrastructure Funds Managers (Proprietary) Limited (South Africa)	50	50	-	
Tasman Economics Pty Limited (c)	27	27	-	
Tianjin Macquarie Property Development Management Co Limited (China)	50	50	-	
Trading Room Pty Limited	50	50	-	
Vytel Spectrum Pty Limited	50	-	-	
Edenbrooke Pty Limited		50	-	
Macquarie Construction Investment Consulting and Management Co. Limited (China)		33	-	
Shanghai AMP Property Company Limited (China)	-	14	-	
18.2 Total			5	*
18.3 Other material interests			Nil	Nil
18.4 Total			5	*

* Total net profit contribution of all associates was less than $1,000,000

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14)	Amount paid up per security (see note 14)
19.1	**Equity +securities** *(Macquarie Income Securities)*	4,000,000	4,000,000	$100	$100
19.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	Nil	Nil		
19.3	**+Ordinary securities**	198,499,828	198,499,828	n/a	n/a
19.4	Changes during current period				
	Placement 20/9/01	14,285,715	14,285,715	$35	$35
	Placement 6/11/01	509,666	509,666	$35	$35
	Exercise of options	7,797,007	7,797,007	n/a	n/a
	Employee share plan	38,880	38,880	$37.03	$37.03
19.5	**+Convertible debt securities** (Converting Preference Shares)	1,500,000	1,500,000	$100	$100
19.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
19.7	**Options** *(refer financial report)*	Refer details attached		*Exercise price*	*Expiry date (if any)*
19.8	Issued during current period				
19.9	Exercised during current period				
19.10	Expired during current period				
19.11	**Debentures** *(totals only)* Qantacs	40,000,000	40,000,000		
19.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Segment reporting

Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.

The economic entity operates as a financial services provider principally in Australia. Some of the economic entity's services and products are offered in locations outside of Australia where they are predominantly managed as part of the Australian divisional businesses, not as separate geographic locations. Certain segment information is available in Note 38 to the full consolidated Financial Report – Geographical Concentrations of Deposits and Borrowings and Note 41 to the full consolidated Financial Report - Credit Risk and Net Fair Value.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

20.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.* [Delete if preliminary final report.]

20.2 *Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, any seasonal or irregular factors affecting operations.*

Nil

20.3 *A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).*

+ See chapter 19 for defined terms.

On 2 April 2002, a controlled entity of the Bank acquired 100% of the issued capital of ntl Belgium sprl, the chief entity of ntl Australia Holdings Pty Limited (collectively "ntl").

The principal activities of ntl are:

- provision of television and radio transmission services to Australian national broadcasters;
- provision of equipment hosting services to regional and community broadcasters, telecommunications operators and emergency services communication providers; and
- construction of a microwave telecommunications network along the eastern coast of Australia for the carriage of digital video signals and wholesale bandwidth.

ntl Belgium sprl was purchased for an initial cost of $313 million with additional consideration payable of up to $20 million in 2003, subject to any warranty claims and purchase price adjustments.

The estimated fair value of the assets and liabilities of ntl at the date of acquisition were as follows:

	$'M
Cash and other assets	47
Fixed assets	584
Intangible assets	
Customer contracts	247
Goodwill on acquisition	110
Payables and provisions	(138)
Enterprise Value	850
Borrowings	(517)
Total purchase price (subject to final adjustments)	(333)
	-

The existing ntl borrowings have been refinanced through a bridge debt facility and funding from the MBL Group of $[illegible] million.

The actual fair value of the net assets and resulting goodwill may change as a result of the completion of valuations (which are not yet completed due to the geographic diversity and number of assets acquired) and final allocation of the purchase price.

The financial effects of this transaction have not been brought to account as at 31 March 2002. The operating results, assets and liabilities of ntl will be consolidated from 2 April 2002.

20.4 *Franking credits available and prospects for paying fully or partly franked dividends for at least the next year*

$36 million (2001: $19 million)

The extent of franking of future dividends is uncertain and is dependent on the Bank's future Australian taxable income.

+ See chapter 19 for defined terms

20.5 *Changes in accounting policies and estimation methods since the last annual report are disclosed as follows. (Disclose changes in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure)*

Nil

20.6 *Revisions in estimates are disclosed as follows. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.*

Nil

20.7 *Changes in contingent liabilities or assets are disclosed as follows. For half yearly reports, disclose changes in contingent liabilities and contingent assets since the last +annual report.*

Nil

Additional disclosure for trusts

21.1	Number of units held by the management company or responsible entity or their related parties	
21.2	A statement of the fees and commissions payable to the management company or responsible entity Identify: • initial service charges • management fees • other fees	

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Grand Ballroom The Westin Sydney No. 1 Martin Place, SYDNEY, 2000
Date	Thursday, 25 July 2002
Time	10.30am
Approximate date the *annual report will be available	21 June 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the *accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on *accounts to which one of the following applies.

(Tick one)

√	The *accounts have been audited.	☐	The *accounts have been subject to review.
☐	The *accounts are in the process of being audited or subject to review.	☐	The *accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

+ See chapter 19 for defined terms.

6 The entity has *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 16 May 2002
Company Secretary

Print name: Dennis Leong

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Consolidated balance sheet**

   Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation

+ See chapter 19 for defined terms.

adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (i.e., all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

+ See chapter 19 for defined terms.

13. **Corporations Acts financial statements** This report may be able to be used by an entity required to comply with the Corporations Acts as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of revenue and expenses** AASB1018: Statement of Financial Performance requires disclosure of revenue and expenses from ordinary activities according to either their nature or function. Other accounting standards acceptable to ASX contain similar disclosure requirements. In line item 1.27 entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts. The information in lines 1.24 to 1.31 may be provided in an attachment to Appendix 4B.

    Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

    Half yearly report

    All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

    Preliminary final report

    Entities which adopt AASB 1042 prior to its operative date and all entities for financial years beginning on or after 30 June 2002, must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042.

    In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

    This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX

+ See chapter 19 for defined terms.

Appendix One – Reconciliation of Tax Expense

Prima facie income tax on profit from ordinary activities is reconciled to the income tax (expense)/benefit charged in the Statements of Financial Performance as follows:

	Consolidated	
	2001	2001
	$'M	$'M
Income tax (expense) on profit from ordinary activities	(114)	(114)
Add/(deduct) tax effect of permanent differences:		
Recoupment of unbooked tax losses	12	16
Rate differential on offshore result	11	28
Distribution paid/provided on Macquarie Income Securities	9	11
Net effect of different tax treatments for life insurance business	4	4
Rebateable dividend income	2	2
Dividend paid/provided on Converting Preference Shares	(4)	(4)
Effect of change in tax rates	(2)	(3)
Other items	6	7
	38	61
Total Income Tax (Expense)/Benefit	(76)	(53)

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 34% (2001: 36%) on profit from 1 April to 30 September 2001 and at a rate of 30% (2001: 34%) on profits from 1 October 2001 to 31 March 2002.

The economic entity has a tax year ending on 30 September

+ See chapter 19 for defined terms.

ATTACHMENT

[illegible]	[illegible]	[illegible]	Options [illegible]	Options [illegible]	Options Lapsed [illegible]	[illegible]
19 August 2001	$8 98	854 518	0	(854,518)	0	0
1 October 2001	$6.50	20 000	0	(20,000)	0	0
6 January 2002	$8 30	7 500	0	(7,500)	0	0
13 January 2002	$8 71	12 500	0	(12,500)	0	0
4 March 2002	$8 59	20 000	0	(20,000)	0	0
26 March 2002	$8 50	8,750	0	(8,750)	0	0
27 March 2002	$8 49	5 000	0	(5,000)	0	0
7 April 2002	$8 57	16 250	0	(16,250)	0	0
8 April 2002	$8 11	20 000	0	(20,000)	0	0
14 April 2002	$8 46	5 000	0	(5,000)	0	0
18 April 2002	$8 59	5 000	0	(5 000)	0	0
23 May 2002	$8 61	5 000	0	(5,000)	0	0
26 May 2002	$8 32	37,500	0	(37,500)	0	0
28 May 2002	$8 49	17 500	0	(17,500)	0	0
29 May 2002	$8 44	8 100	0	(8,100)	0	0
24 June 2002	$9 00	5 000	0	(5,000)	0	0
25 June 2002	$9 13	32 500	0	(32,500)	0	0
16 July 2002	$11 17	3,556 952	0	(2,749,351)	(6 667)	800 934
8 August 2002	$8 65	6 668	0	(6,668)	0	0
11 August 2002	$11 17	351 371	0	(290,000)	0	61 371
17 August 2002	$11 17	15 000	0	(15 000)	0	0
23 October 2002	$13 17	20 000	0	0	0	20 000
24 October 2002	$9 14	13 334	0	(13,334)	0	0
7 November 2002	$11 90	50 000	0	(50,000)	0	0
10 November 2002	$13 20	20 000	0	(20,000)	0	0
24 November 2002	$13 49	7 000	0	(7 000)	0	0
25 November 2002	$13 18	16,615	0	(16,615)	0	0
2 December 2002	$12,30	6 666	0	0	(6 666)	0
19 December 2002	$10 38	20 000	0	(13,332)	(6 668)	0
22 December 2002	$10 95	23 336	0	(23,336)	0	0
23 December 2002	$11 59	6 668	0	(6 668)	0	0
10 March 2003	$11 39	13 334	0	(6 666)	0	6 668
11 March 2003	$13 20	20 000	0	(13,332)	0	6 668
20 March 2003	$11.53	20 000	0	0	0	20,000
8 April 2003	$11 95	33 334	0	(16,666)	0	16 668
29 April 2003	$12 34	20 000	0	(13,332)	(6 668)	0
30 April 2003	$13 15	20 000	0	(10 000)	0	10 000
6 May 2003	$13 46	13 334	0	(6 666)	0	6 668
8 May 2003	$14 35	13 334	0	(6 666)	0	6 668
14 May 2003	$13 62	13 340	0	(6 660)	0	6 680
15 May 2003	$14 32	13 200	0	0	0	13 200
18 May 2003	$13 78	20 000	0	0	0	20 000
19 May 2003	$14 09	20 000	0	(16,666)	(3 334)	0
20 May 2003	$14 47	11 334	0	(5 666)	0	5 668
11 June 2003	$14 31	11,334	0	0	0	11 334
12 June 2003	$14 89	50 000	0	0	0	50 000
26 June 2003	$14 52	17 000	0	(2 500)	0	14 500
27 July 2003	$14 89	17 000	0	0	0	17 000
21 August 2003	$14 47	38 334	0	0	0	38 334
28 August 2003	$14 29	3 044 282	0	(1 307 254)	(60 455)	1 676 573
10 September 2003	$14 83	42,500	0	(28,334)	0	14,166
18 September 2003	$14 59	17 000	0	(11,332)	0	5 668
22 September 2003	$14 87	13 300	0	0	0	13 300
23 September 2003	$13 11	17 000	0	(11 332)	0	5 668
25 September 2003	$14 62	22 674	0	(11,338)	0	11 336
28 September 2003	$13 54	47 600	0	(35 884)	(11 716)	0
8 November 2003	$14 48	17 000	0	(11,333)	0	5 667
9 November 2003	$12 81	9 443	0	(9 443)	0	0
11 November 2003	$13 50	11,334	0	0	0	11 334
24 November 2003	$14 54	17 000	0	(5 666)	0	11 334
25 November 2003	$13 03	17 000	0	(11,332)	0	5 668
26 November 2003	$13 40	73,667	0	(36,833)	0	36 834
2 December 2003	$12 75	17 000	0	0	0	17 000
4 December 2003	$14 85	17 000	0	0	0	17 000
6 December 2003	$12 73	17 000	0	0	0	17 000
7 December 2003	$15 23	42 500	0	(28,333)	0	14 167
12 February 2004	$15 09	17 000	0	(5 666)	0	11 334
15 February 2004	$13 32	42 500	0	(14,166)	0	28 334

ATTACHMENT

22 February 2004	$14.55	42 500	0	(14,166)	0	28,334
23 February 2004	$14.18	28 334	0	0	0	28 334
24 February 2004	$14.58	17 000	0	0	(17 000)	0
25 February 2004	$15.80	17 000	0	0	0	17 000
26 February 2004	$14 83	110,840	0	(36,837)	(73 667)	0
31 March 2004	$15 89	142 500	0	(15 000)	0	127 500
23 April 2004	$14 65	17 000	0	(5 666)	0	11 334
27 April 2004	$14 36	144 500	0	(12 832)	0	131 668
28 April 2004	$17 07	17 000	0	0	0	17 000
29 April 2004	$17 17	17 000	0	(5 666)	0	11 334
30 April 2004	$17 29	15 000	0	(5,000)	0	10,000
11 May 2004	$16.82	17,000	0	(5,666)	0	11,334
4 June 2004	$17 33	20 000	0	0	0	20,000
8 June 2004	$14 52	17 000	0	0	0	17 000
16 June 2004	$14.35	15 000	0	(7,500)	(7 500)	0
25 June 2004	$17 11	17 000	0	(5,666)	0	11 334
28 June 2004	$14 46	42 500	0	(14,166)	0	28 334
13 August 2004	$18.51	7,147 851	0	(1,545,866)	(297 084)	5,304,881
16 August 2004	$19.07	15 000	0	(5,000)	0	10,000
17 August 2004	$18 44	80 000	0	(26,666)	0	53 334
18 August 2004	$14 56	17 000	0	0	0	17 000
19 August 2004	$19 00	37 500	0	(12,500)	0	25 000
23 August 2004	$18 08	15 000	0	(5,000)	0	10 000
24 August 2004	$19 07	37 500	0	(12,500)	0	25,000
25 August 2004	$19 09	15 000	0	(5,000)	0	10 000
26 August 2004	$17.92	15,000	0	(5,000)	0	10 000
30 August 2004	$17 82	37,500	0	(12,500)	0	25 000
31 August 2004	$18 51	887 166	0	(204,527)	(69 115)	613 124
6 September 2004	$18.14	15,000	0	(5,000)	0	10 000
7 September 2004	$18 08	67,500	0	(17,500)	0	50 000
24 September 2004	$18 51	34 125	0	(11,375)	0	22 750
27 September 2004	$18 51	50 000	0	(4,860)	(7 640)	37 500
11 October 2004	$18 51	10 000	0	0	(5 000)	5 000
9 November 2004	$19 85	5 000	0	0	0	5 000
10 November 2004	$20 28	5 000	0	0	0	5 000
12 November 2004	$19 07	15 000	0	0	(5,000)	10,000
15 November 2004	$17.93	37,500	0	0	0	37 500
16 November 2004	$17 83	15 000	0	(5 417)	(9 583)	0
25 November 2004	$18.51	35 000	0	0	(5 000)	30 000
29 November 2004	$20 29	75 000	0	0	0	75 000
1 December 2004	$18.51	5 000	0	(1,666)	0	3,334
3 December 2004	$20 10	5 000	0	(3,332)	(1 668)	0
7 December 2004	$20 01	5 000	0	0	0	5 000
9 December 2004	$20 18	5 000	0	0	0	5 000
10 December 2004	$19 52	15 000	0	(5,000)	0	10 000
13 December 2004	$20.28	15 000	0	0	0	15 000
20 January 2005	$20.18	50 000	0	(16,666)	0	33 334
21 January 2005	$18 51	19 500	0	0	0	19 500
24 January 2005	$19 97	17 500	0	0	0	17 500
25 January 2005	$20 05	5 000	0	0	0	5 000
28 January 2005	$23 22	32 500	0	(10,725)	0	21,775
31 January 2005	$20.35	12,500	0	0	(12 500)	0
10 February 2005	$20 05	100 000	0	0	0	100 000
6 March 2005	$18 51	32,500	0	(10,000)	0	22 500
21 March 2005	$21 16	5 000	0	0	0	5 000
22 March 2005	$24 14	5 000	0	0	0	5 000
24 March 2005	$24 56	5 000	0	0	0	5 000
27 March 2005	$24.44	7,500	0	0	0	7,500
28 March 2005	$23 70	32 500	0	0	0	32 500
21 July 2005	$23 94	4 028 030	0	(9,677)	(217 432)	3 800 921
1 August 2005	$20.14	5 000	0	(1,666)	0	3 334
2 August 2005	$23 64	50 000	0	0	0	50 000
3 August 2005	$15 51	20 000	0	(5,000)	0	15 000
5 August 2005	$24 29	5 000	0	0	0	5 000
7 August 2005	$24 89	30 000	0	0	0	30 000
8 August 2005	$23 94	14 583	0	(2,500)	0	12 083
9 August 2005	$24 12	5 000	0	0	0	5 000
10 August 2005	$25 71	5 000	0	0	0	5 000
11 August 2005	$23 94	135 600	0	(1 714)	(22 704)	111 182
12 August 2005	$25 49	5 000	0	0	0	5 000
13 August 2005	$23 08	5 000	0	0	0	5 000
14 August 2005	$24 16	12,500	0	0	0	12 500
15 August 2005	$24 24	5 000	0	0	0	5 000

17 August 2005	$23.83	5,000	0	0	0	5,000
18 August 2005	$23.76	5,000	0	0	0	5,000
19 August 2005	$24.43	12,500	0	0	0	12,500
20 August 2005	$26.04	5,000	0	0	0	5,000
21 August 2005	$21.90	5,000	0	(1,892)	(3,108)	0
22 August 2005	$25.02	12,500	0	0	0	12,500
24 August 2005	$24.55	17,500	0	0	0	17,500
25 August 2005	$25.37	5,000	0	0	0	5,000
26 August 2005	$25.65	5,000	0	0	0	5,000
27 August 2005	$25.05	12,500	0	(2,088)	(10,412)	0
28 August 2005	$25.68	5,000	0	0	(5,000)	0
30 August 2005	$23.04	125,784	0	(1,006)	(3,996)	120,784
28 September 2005	$25.59	5,000	0	0	0	5,000
29 September 2005	$25.85	5,000	0	0	0	5,000
11 October 2005	$20.18	5,000	0	(1,666)	0	3,334
12 October 2005	$25.01	5,000	0	0	0	5,000
13 October 2005	$24.56	12,500	0	0	0	12,500
14 October 2005	$25.58	10,000	0	0	0	10,000
15 October 2005	$26.12	12,800	0	0	0	12,800
16 October 2005	$25.72	12,500	0	0	(12,500)	0
25 October 2005	$24.08	5,000	0	0	(5,000)	0
11 December 2005	$27.58	5,000	0	0	0	5,000
12 December 2005	$26.57	17,500	0	0	0	17,500
13 December 2005	$24.60	32,500	0	0	0	32,500
17 December 2005	$27.54	5,000	0	0	(5,000)	0
27 December 2005	$24.24	5,000	0	0	0	5,000
27 December 2005	$28.45	5,000	0	0	0	5,000
28 December 2005	$27.63	5,000	0	0	0	5,000
29 December 2005	$28.32	12,500	0	0	0	12,500
02 January 2006	$27.28	32,500	0	0	0	32,500
03 January 2006	$27.66	5,000	0	0	0	5,000
04 January 2006	$26.86	5,000	0	0	(5,000)	0
05 January 2006	$27.71	5,000	0	0	0	5,000
08 January 2006	$26.95	5,000	0	0	0	5,000
09 January 2006	$27.97	20,000	0	0	0	20,000
11 January 2006	$27.15	12,500	0	0	0	12,500
12 January 2006	$27.93	5,000	0	0	0	5,000
15 January 2006	$27.81	5,000	0	0	0	5,000
16 January 2006	$27.46	12,500	0	0	0	12,500
17 January 2006	$27.71	5,000	0	0	0	5,000
18 January 2006	$27.71	12,600	0	0	0	12,600
19 January 2006	$28.29	12,500	0	0	0	12,500
23 January 2006	$26.51	17,500	0	0	0	17,500
30 January 2006	$27.83	5,000	0	0	0	5,000
31 January 2006	$27.71	5,000	0	0	0	5,000
01 February 2006	$27.98	100,000	0	0	0	100,000
02 February 2006	$27.71	22,500	0	0	0	22,500
26 February 2006	$18.51	12,500	0	0	0	12,500
27 February 2006	$28.59	5,000	0	0	0	5,000
28 February 2006	$28.15	5,000	0	0	0	5,000
13 March 2006	$27.13	5,000	0	0	0	5,000
20 March 2006	$25.10	5,000	0	0	0	5,000
26 March 2006	$27.10	5,000	0	(849)	(4,151)	0
29 March 2006	$27.66	5,000	0	0	0	5,000
07 April 2006	$29.00	0	5,000	0	0	5,000
11 April 2006	$27.29	0	5,000	0	0	5,000
17 April 2006	$27.04	0	12,500	0	0	12,500
18 April 2006	$26.57	0	5,000	0	0	5,000
19 April 2006	$28.55	0	5,000	0	0	5,000
20 April 2006	$29.05	0	17,500	0	0	17,500
23 April 2006	$28.50	0	5,000	0	0	5,000
24 April 2006	$28.65	0	5,000	0	0	5,000
28 May 2006	$27.60	0	5,000	0	0	5,000
29 May 2006	$27.77	0	5,000	0	0	5,000
06 June 2006	$27.53	0	5,000	0	0	5,000
15 June 2006	$27.58	0	5,000	0	0	5,000
25 July 2006	$34.71	0	1,700	(1,700)	0	0
24 July 2006	$28.19	0	5,000	0	0	5,000
26 July 2006	$28.22	0	5,000	0	0	5,000
27 July 2006	$29.77	0	5,000	0	0	5,000
30 July 2006	$29.58	0	5,000	0	0	5,000
31 July 2006	$28.15	0	5,000	0	0	5,000
01 August 2006	$28.46	0	5,000	0	0	5,000

ATTACHMENT

02 August 2006	$34.7[illegible]	0	4,787,850	(171)	(116,810)	4,[illegible]1,009
03 August 2006	$30.25	0	5,000	0	0	5,000
07 August 2006	$26.2[illegible]	0	5,000	0	0	5,000
08 August 2006	$27.78	0	12,600	0	0	12,600
09 August 2006	$29.09	0	10,000	0	0	10,000
10 August 2006	$31.00	0	12,500	0	0	12,500
15 August 2006	$29.35	0	5,000	0	0	5,000
27 August 2006	$35.98	0	5,000	0	0	5,000
28 August 2006	$34.7[illegible]	0	5,000	0	0	5,000
29 August 2006	$35.4[illegible]	0	5,000	0	0	5,000
30 August 2006	$27.57	0	12,600	0	0	12,600
31 August 2006	$34.7[illegible]	0	873,900	0	(61,680)	812,220
03 September 2006	$34.[illegible]	0	5,000	0	0	5,000
04 September 2006	$27.60	0	5,000	0	0	5,000
06 September 2006	$33.98	0	5,000	0	0	5,000
05 September 2006	$31.48	0	25,000	0	0	25,000
14 September 2006	$34.7[illegible]	0	5,000	0	(5,000)	0
20 September 2006	$28.18	0	20,000	0	0	20,000
21 September 2006	$32.30	0	12,800	0	0	12,800
24 September 2006	$[illegible]	0	12,900	0	0	12,900
25 September 2006	$36.48	0	12,800	0	0	12,800
29 September 2006	$35.96	0	12,600	0	0	12,600
27 September 2006	$33.07	0	10,000	0	0	10,000
28 September 2006	$34.71	0	372,200	0	(68,284)	303,936
01 October 2006	$35.90	0	5,000	0	0	5,000
02 October 2006	$37.10	0	5,000	0	0	5,000
03 October 2006	$38.47	0	12,500	0	0	12,500
08 October 2006	$29.72	0	5,000	0	0	5,000
09 October 2006	$37.52	0	5,000	0	0	5,000
12 October 2006	$36.68	0	5,000	0	0	5,000
15 October 2006	$29.39	0	5,000	0	0	5,000
16 October 2006	$35.58	0	5,000	0	0	5,000
29 October 2006	$37.75	0	12,600	0	0	12,600
30 October 2006	$37.05	0	12,600	0	0	12,600
31 October 2006	$37.28	0	5,000	0	0	5,000
07 November 2006	$37.94	0	5,000	0	0	5,000
12 November 2006	$35.03	0	5,000	0	(5,000)	0
13 November 2006	$30.85	0	5,000	0	0	5,000
14 November 2006	$36.88	0	5,000	0	0	5,000
15 November 2006	$36.70	0	12,600	0	0	12,500
16 November 2006	$35.7[illegible]	0	5,000	0	0	5,000
22 November 2006	$37.58	0	32,500	0	0	32,500
28 November 2006	$30.84	0	12,500	0	0	12,500
03 December 2006	$36.05	0	5,000	0	0	5,000
06 December 2006	$35.7[illegible]	0	5,000	0	0	5,000
10 December 2006	$30.36	0	12,600	0	0	12,500
20 December 2006	$37.55	0	5,000	0	0	5,000
25 January 2007	$37.67	0	12,600	0	0	12,500
04 February 2007	$37.47	0	5,000	0	0	5,000
12 March 2007	$36.08	0	5,000	0	0	5,000
13 March 2007	$36.54	0	12,600	0	0	12,500
14 March 2007	$36.34	0	10,000	0	0	10,000
15 March 2007	$35.24	0	5,000	0	0	5,000
18 March 2007	$37.52	0	5,000	0	0	5,000
19 March 2007	$36.85	0	5,000	0	0	5,000
20 March 2007	$35.15	0	5,000	0	0	5,000
21 March 2007	$36.30	0	5,000	0	0	5,000
22 March 2007	$36.85	0	5,000	0	0	5,000
25 March 2007	$36.67	0	5,000	0	0	5,000
26 March 2007	$36.88	0	5,000	0	0	5,000
27 March 2007	$36.55	0	32,500	0	0	32,500
28 March 2007	$36.73	0	5,000	0	0	5,000
29 March 2007	$35.[illegible]	0	5,000	0	0	5,000
		23,622,773	6,673,150	(7,797,007)	(1,170,809)	21,328,077

2002 ASX 17

03 JUL 14 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.
Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	3 April 2002 re holdings of Macquarie Infrastructure Group

Part 1 - Change of director's relevant interests in securities

[illegible]

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited as trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	14 May 2002
No. of securities held prior to change	62,114 Macquarie Infrastructure Group ("MIG") stapled securities
Class	Ordinary
Number acquired	12,8[illegible] MIG stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.20 per stapled security (inclusive of Stamp Duty Reserve Tax)
No. of securities held after change	74,9[illegible]

[illegible]

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Retail Priority Entitlement Offer

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

17 May 2002

[illegible]

+ See chapter 19 for defined terms.

2002 ASX 18

03 JUL 14 AM 7:21

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

[illegible]

Name of entity: MACQUARIE BANK LIMITED
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	Mark Johnson
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

[illegible]

Direct or indirect interest	Direct and Indirect	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Perpetual Custodians Limited as custodian for MSJ Superannuation Fund which is controlled by the director and of which he is beneficiary	
Date of change	14.5.02	
No. of securities held prior to change	Perpetual Custodians Pty Limited Mark Johnson **TOTAL**	560,893 150,000 710,893
Class	Ordinary MBG stapled securities	
Number acquired	Perpetual Custodians Pty Limited 89,030 Mark Johnson 1,920	
Number disposed		
Value/Consideration **Note: If consideration is non-cash, provide details and estimated valuation**	<u>Perpetual Custodians Limited in Retail Entitlement Priority Offer</u> $3.20 per stapled security (inclusive of Stamp Duty Reserve Tax) on 14.05.2002 <u>Mark Johnson in Dividend Reinvestment Plan</u> $3.47 per stapled security (inclusive of Stamp Duty Reserve Tax) on 13.02.02	
No. of securities held after change	Perpetual Custodians Pty Limited Mark Johnson **TOTAL**	649,923 151,920 801,843

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Issue of securities to Perpetual Custodians Pty Limited under Retail Priority Entitlement Offer; • Issue of securities to Mark Johnson in the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


Macquarie Bank Limited
Presentation to
Securities Institute of Australia
Melbourne
Allan Moss
21 May 2002


A decade of continuous profit growth
$m
250
200
150
100
50
0
FY 1992
FY 1993
FY 1994
FY 1995
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002



→ A good result in a tough environment:
  → Global competitors' profits way down
  → Achieved without material asset sales
  → Despite increase in effective tax rate
→ The main drivers:
  → Equity Markets down to breakeven
  → Investment Banking well up
  → All other operating Groups have performed well
→ A year of strategic initiatives:
  → Strong growth in specialist funds
  → Capital raised in September now mostly invested, especially NTL
  → Broad increases in market share

Change in operating profit for leading investment banks

Macquarie Bank
Movement in Operating Profit Year to March 2002


Macquarie Bank
Standard deviation of percentage change in reported operating profit of leading investment banks for previous 10 years

Group contribution to profit

	Full Year 31/3/02 %	Full Year 31/3/01 %
Corporate Finance (incorporating funds)	30	19
Structured Finance & X-border Leasing	11	18
Mac Capital, Insto Broking & Other	20	9
Investment Banking	61	46
Treasury & Commodities	21	20
Banking & Property	16	14
Funds Management	3	3
Equity Markets	0	19
Financial Services	(1)	(3)
Other	-	1
Total	100%	100%

* Based on management accounts – pre tax and pre profit share



- reorganised to enhance client focus
- growth in specialist funds

- good income diversity and strong final quarter

- record profit from all major businesses

– funds under management up 19%

– Australia and South Africa up, Hong Kong and Europe way down

– strong growth across the Group, technology programme substantially completed

international

→ International income up 10 times since 1996

→ Only down 3% on pcp

→ Much better than Wall Street



Total operating revenue (excluding earnings on capital) ($m)
Domestic
International


Group
Region
FY2001
FY2002
Other Groups make up for
Equity Markets/Hong Kong


Australian equities related revenue – doing well
Record equities result in Australia
Up 45%
Insto Broking
Retail Broking
Underwriting
Equity Markets
(Derivatives)
FY2001
FY2002
10


Growth
→Specialist Funds - up 73% on prior year
→General Funds – 19% growth (excluding wrap)
Growth in Specialist Funds
$ billion
16
14
12
10
8
6
4
2
0
Other
Property
Infrastructure
Mar-01
Sep-01
Mar-02
11


Macquarie Listed Funds
Market Cap equivalent to #16 on ASX
Market Cap – Macquarie
Listed Funds
$ million
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
Jul-96
May-97
Mar-98
Jan-99
Nov-99
Sep-00
Jul-01
May-02
MIG
MCW
MGI
MOF
MLE
MAPCA
12



- Macquarie Infrastructure Group – No.1 performing stock in ASX 100 for year to December 2001 – accumulated annual return since listing 34%
- Macquarie Goodman Industrial Trust – No.1 ranked industrial trust over 5 years to April 2002 – accumulated annual return 14.3%
- Macquarie Office Trust – No.1 ranked office trust over 5 years ended April 2002 – accumulated annual return 13.0%
- Macquarie CountryWide Trust (regional large supermarkets) – No.3 ranked retail trust over 5 years ended April 2002 – accumulated annual return 16.5%



Where the revenue comes from: a client based view

- The three main client sets:
  - Investors and Intermediaries
  - Corporates and Governments
  - Entrepreneurs and Professionals


Investors &
Intermediaries
57%
Corporates &
Government
36%
Entrepreneurs &
Professionals
7%


Where the revenue comes from
FSG
IBG
BSP
EMG
TAC
Other
Investors &
Intermediaries
57%
Corporates &
Government
36%
Entrepreneurs
& Professionals
7%
→Investors and Intermediaries
→Rapidly growing market
→Committed across the Bank


Our Clients
Manufacturing
Corporates & Governments,
Entrepreneurs & Professionals
17


The Virtuous Circle around
The Investors & Intermediaries
Investors &
Intermediaries
Corporates & Governments,
Entrepreneurs & Professionals
18


The Investors & Intermediaries
19


The Virtuous Circle around
The Investors & Intermediaries
Investors &
Intermediaries
Manufacturing
Corporates & Governments
Entrepreneurs & Professionals
20


The Investors & Intermed
Warehousing
Manufacturing


The Virtuous Circle around
The Investors & Intermediaries
Distribution
Warehousing
Investors &
Intermediaries
Manufacturing
Corporates & Governments,
Entrepreneurs & Professionals


The Investors & Intermediaries
Distribution
Warehousing
Manufacturing
Broking
Price-making
Risk Management


A big investment in talent in Victoria
More than 400 people
retail



- Investment of the new capital will increasingly contribute to growth
- Confident of continued growth in specialist funds
- Equity Markets Group leveraged to market conditions and well positioned for any improvement in market sentiment
- Continued strong growth in "Investor & Intermediary" client set
- We will benefit from cost initiatives
- Subject to reasonable market conditions expect good earnings growth overall



Macquarie Bank Limited

Presentation to

Securities Institute of Australia
Melbourne

Allan Moss

21 May 2002

2002 ASX. 20

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

27 May 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited.

as at 24 May 2002, was 0.0404%.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASE 21

03 JUL 14 AM 7:21


UBS Warburg Australian Financial Services Conference
Allan Moss – Managing Director and Chief Executive Officer
Bill Moss – Group Head, Banking and Property
29 May 2002


The Story
Since We Listed in
July 1996



300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002



Revenue
($m)
1800
1600
1400
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002



12
10
8
6
4
2
0
1996
1997
1998
1999
2000
2001
2002



Tier One Capital
($m)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002


5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1996
1997
1998
1999
2000
2001
2002


International Staff
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002


Market Cap – Macquarie
Listed Funds
$ million
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
Jul-96
May-97
Mar-98
Jun-99
Nov-99
Sep-00
Jul-01
May-02
MIG
MCW
MGI
MOF
MLE
MAP


Why has Macquarie been successful?
→ Loose/tight management
→ Commitment to growth
→ Fostering "business ownership" – especially by team leaders



- → A federation of focussed businesses
- → International where we add special value
- → Avoiding the deadly middle ground
- → Organising around industry expertise
- → Not "What business are we in?" but:
  - → What's adjacent?
  - → Is there a value-adding opportunity?
  - → Do we have the relevant competencies?



Where the profit comes from

	Full Year 31/3/02 %	Full Year 31/3/01 %
Corporate Finance (incorporating funds)	30	19
Structured Finance & X-border Leasing	11	18
Mac Capital, Insto Broking & Other	20	9
Investment Banking	61	46
Treasury & Commodities	21	20
Banking & Property	16	14
Funds Management	3	3
Equity Markets	0	19
Financial Services	(1)	(3)
Other	-	1
Total	100%	100%



	Full Year 2002 $m	Full Year 2001 $m
Fees and commissions	1,003	831
Trading	361	457
Net interest	219	179
Other	17	5
Total Revenue	**1,600**	**1,472**



Where the revenue comes from
Total operating revenue
(excluding earnings on capital)
($m)
Domestic
International



Group
Region
Other Groups make up for
Equity Markets/Hong Kong



Where the revenue comes from
FSG
ISG
EMG
TAC
B&P
FSG
S&P
ISG
TAC
EMG
Other
ISG
B&P
Investors and Intermediaries
→Rapidly growing market
→Committed across the Bank



- Investment of the new capital will increasingly contribute to growth
- Confident of continued growth in specialist funds
- Equity Markets Group leveraged to market conditions and well positioned for any improvement in market sentiment
- Continued strong growth in "Investor & Intermediary" client set
- We will benefit from cost initiatives
- Subject to reasonable market conditions expect good earnings growth overall



Macquarie Bank Limited

UBS Warburg Australian Financial Services Conference

Bill Moss – Group Head, Banking and Property

29 May 2002



[illegible]

Property

- → Funds management
- → Investment banking
- → Real estate development finance

Banking

- → Professional and Business Banking

Securitised Lending

- → Margin lending
- → Mortgages

Golf and Leisure

- → Medallist Golf Developments



Performance to date

Overall

- →Increased profit 396% over last 4 years
- →16% contribution to MBL profit
- →Record profits in all businesses



Targeted Growth Areas

- →Property funds management
- →Mortgages and securitisation


Banking & Property Group - Revenue Growth
250
200
150
100
50
0
($m)
1998
1999
2000
2001
2002
Property Securitised Lending Banking Golf & Leisure


Property funds management
Growth of Property funds under management (including associates)
7000
6000
5000
4000
3000
2000
1000
0
($m)
1996
1997
1998
1999
2000
2001
2002
Jun 2002 (estimate)
Unlisted
Listed



Strong Growth

- $6 billion total funds under management including associates
  - Total property compound growth over last 5 years 44% pa
  - Listed property trust compound growth over last 5 years 39% pa
  - Listed property trust sector index growth 20% pa over last 5 years

Property funds management

Outstanding performance in listed Property Trusts


Macquarie Property Trusts - Relative Accumulated Performance



Outstanding Performance

- Macquarie Goodman ranked No.1 and Macquarie Office ranked No. 3 - 2002 BDO Listed Property Trust Survey
- Exceptional performance over 5 years in industrial and office sectors - Macquarie Goodman and Macquarie Office - UBS Warburg Research - April 2002



Property funds management

New Initiatives

- ProLogis - USA
- Schroders - Asia
- Singapore REIT
- Macquarie Real Estate Equity Fund (MREEF)
- Syndication of No. 1 Martin Place


A growth story
→ Strong growth in deposits over last 5 years - 316%
→ Growth in loan book - 73%
→ Satisfactory levels of impaired loans – 1.1% of total book
→ Negligible loan write offs during past 2 years
→ Continued focus on niche sectors
Deposit Volumes Loan Volumes


Securitised lending - mortgages
Mortgages Growth
→ Growth in loan book
→ Active global securitisation program >$13 billion
→ Diversification of distribution sources
→ Quality income
→ Well below industry average defaults: 0.42%
Wholesale Portfolio
Macquarie Mortgages Portfolio
Aussie Home Loans Portfolio



Margin Lending

- Strong growth – 289% in last 3 years v industry average at 143%
- Expanding product range
  - Protected lending - share appreciation loans & geared equities investment
  - Margin lending
- Default range < 0.2% of total loan book



Macquarie Bank Limited

UBS Warburg Australian Financial Services Conference

Allan Moss – Managing Director and Chief Executive Officer

Bill Moss – Group Head, Banking and Property

29 May 2002

2002 ASE

22

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

[illegible]

03 JUL 14 AM 7:21

31 May 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 30 April 2002, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, at 31 May 2002 the number of issued fully paid ordinary $1.00 shares was 198,499,828.

The following new options have been issued:

- 5,000 options exercisable at $33.16 each and expiring on 23 May 2007 (MBL0102);
- 5,000 options exercisable at $35.31 each and expiring on 24 May 2007 (MBL0103);
- 12,500 options exercisable at $32.93 each and expiring on 27 May 2007 (MBL0104);
- 5,000 options exercisable at $32.76 each and expiring on 28 May 2007 (MBL0105); and
- 5,000 options exercisable at $33.12 each and expiring on 29 May 2007 (MBL0106);

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 10,000 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 25,000 options exercisable at $19.07 each and expiring on 24 August 2004 (MBLAED);

- 12,500 options exercisable at $17.93 each and expiring on 15 November 2004 (MBLAER);
- 1,829 options exercisable at $20.28 each and expiring on 10 November 2004 (MBLAEP);
- 17,009 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 3,334 options exercisable at $25.49 each and expiring on 12 August 2005 (MBLAGD);
- 3,671 options exercisable at $27.66 each and expiring on 29 March 2006 (MBL0009);
- 5,000 options exercisable at $28.22 each and expiring on 26 July 2006 (MBL0024);
- 5,000 options exercisable at $29.56 each and expiring on 30 July 2006 (MBL0026);
- 10,241 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 320 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 16,667 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052).

The number of options on issue at 31 May 2002 was 21,309,462 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 31 May 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27 98	01/02/2006
MBL0002	22,500	$27.71	02/02/2006
MBL0003	12,500	$18 51	26/02/2006
MBL0004	5 000	$28 39	27/02/2006
MBL0005	5,000	$28 15	28/02/2006
MBL0006	5,000	$27 13	13/03/2006
MBL0007	5,000	$28 19	20/03/2006
MBL0009	1,329	$27 66	29/03/2006
MBL0010	5,000	$28 00	02/04/2006
MBL0011	5 000	$27 28	11/04/2006
MBL0012	12,500	$27 04	17/04/2006
MBL0013	5,000	$28 57	18/04/2006
MBL0014	5,000	$28 55	19/04/2006
MBL0015	12 500	$28 05	20/04/2006
MBL0016	5,000	$28 50	23/04/2006
MBL0017	5 000	$26 85	24/04/2006
MBL0018	5 000	$27 60	28/05/2006
MBL0019	5 000	$27 77	29/05/2006
MBL0020	5 000	$27.53	06/06/2006
MBL0021	5 000	$27 58	15/06/2006
MBL0023	5 000	$28 19	24/07/2006
MBL0025	5 000	$29 72	27/07/2006
MBL0027	5,000	$28 15	31/07/2006
MBL0028	5 000	$29 46	01/08/2006
MBL0029	4,570 284	$34 71	02/08/2006
MBL0030	5,000	$30 25	03/08/2006
MBL0031	5 000	$28 21	07/08/2006
MBL0032	12,500	$27 78	08/08/2006
MBL0033	10,000	$28 50	09/08/2006
MBL0034	12 500	$31 00	10/08/2006
MBL0035	5 000	$28 35	13/08/2006
MBL0036	5 000	$35.99	27/08/2006
MBL0037	5 000	$34 71	28/08/2006
MBL0038	5,000	$35 41	29/08/2006
MBL0039	12 500	$27 57	30/08/2006
MBL0040	811 900	$34 71	31/08/2006
MBL0041	5 000	$34 82	03/09/2006
MBL0042	5,000	$27 60	04/09/2006
MBL0043	5,000	$33 95	06/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0044	25,000	$31.48	05/09/2006
MBL0046	20 000	$28 19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$38 68	24/09/2006
MBL0049	12,500	$36 48	25/09/2006
MBL0050	12,500	$35.85	26/09/2006
MBL0051	10 000	$33 01	27/09/2006
MBL0052	287,269	$34 71	28/09/2006
MBL0053	5,000	$35 93	01/10/2006
MBL0054	5,000	$37.10	02/10/2006
MBL0055	12,500	$36 47	03/10/2006
MBL0056	5 000	$29 72	08/10/2006
MBL0057	5,000	$37 52	09/10/2006
MBL0058	5,000	$36 68	12/10/2006
MBL0059	5 000	$28.39	15/10/2006
MBL0060	5 000	$35 59	16/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12 500	$37 05	30/10/2006
MBL0063	5 000	$37 26	31/10/2006
MBL0064	5 000	$37.94	07/11/2006
MBL0066	5,000	$38 85	13/11/2006
MBL0067	5,000	$36 86	14/11/2006
MBL0069	5 000	$35 71	16/11/2006
MBL0070	32 500	$37.58	22/11/2006
MBL0071	12,500	$36 84	26/11/2006
MBL0072	5 000	$38 05	03/12/2006
MBL0073	5 000	$35 71	05/12/2006
MBL0074	12 500	$36 36	10/12/2006
MBL0075	5 000	$37 55	20/12/2006
MBL0076	12 500	$37 67	25/01/2007
MBL0077	5 000	$37 47	04/02/2007
MBL0078	5 000	$38 08	12/03/2007
MBL0079	17 500	$36.54	13/03/2007
MBL0080	10,000	$38 34	14/03/2007
MBL0081	5 000	$35 24	15/03/2007
MBL0082	5 000	$37.52	18/03/2007
MBL0083	5 000	$36 85	19/03/2007
MBL0084	5 000	$35 15	20/03/2007
MBL0085	5,000	$38 39	21/03/2007
MBL0086	5 000	$36.85	22/03/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0087	5.000	$38 67	25/03/2007
MBL0088	5.000	$38 68	26/03/2007
MBL0089	32 500	$36 55	27/03/2007
MBL0090	5.000	$38 73	28/03/2007
MBL0091	5.000	$35.90	29/03/2007
MBL0092	12,500	$38 34	01/04/2007
MBL0093	5.000	$37 52	02/04/2007
MBL0094	12.500	$34 82	03/04/2007
MBL0095	12.500	$35 99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	5.000	$35 59	08/04/2007
MBL0098	5.000	$37 35	09/04/2007
MBL0099	5.000	$38 87	10/04/2007
MBL0100	5 000	$36 48	17/04/2007
MBL0101	5 000	$36 95	18/04/2007
MBL0102	5 000	$33 16	23/05/2007
MBL0103	5.000	$35.31	24/05/2007
MBL0104	12 500	$32 93	27/05/2007
MBL0105	5 000	$32 76	28/05/2007
MBL0106	5.000	$33.12	29/05/2007
MBLAAQ	81,371	$11 17	11/08/2002
MBLAAT	20.000	$11.53	30/03/2003
MBLAAU	6.668	$11 39	10/03/2003
MBLAAV	8.668	$13 20	11/03/2003
MBLAAW	14,168	$14 83	16/09/2003
MBLAAX	5 668	$14 59	18/09/2003
MBLAAY	13 300	$14 67	22/09/2003
MBLAAZ	5.668	$13 11	23/09/2003
MBLABB	11 336	$14.62	25/09/2003
MBLABE	800.834	$11 17	18/07/2002
MBLABF	20.000	$13 17	23/10/2002
MBLABR	10.000	$13 15	30/04/2003
MBLABS	16.668	$11 95	08/04/2003
MBLABV	8.668	$13 48	08/05/2003
MBLABW	6.668	$14 35	09/05/2003
MBLABY	6.680	$13.82	14/05/2003
MBLABZ	13.200	$14 32	15/05/2003
MBLACA	20.000	$13 28	18/05/2003
MBLACC	5 668	$14 47	20/05/2003
MBLACE	14 500	$14.52	26/06/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLACF	11,334	$14.31	11/06/2003
MBLACG	50 000	$14.89	12/06/2003
MBLACI	17,000	$14 89	27/07/2003
MBLACJ	38 334	$14 47	21/08/2003
MBLACK	1,876.523	$14 29	28/08/2003
MBLACM	17.000	$12.25	02/12/2003
MBLACN	17.000	$14 65	04/12/2003
MBLACO	11.334	$14 54	24/11/2003
MBLACP	38,834	$13 40	26/11/2003
MBLACQ	5 667	$14 48	06/11/2003
MBLACR	17 000	$12 73	06/12/2003
MBLACS	14,167	$15 23	07/12/2003
MBLACU	11.334	$13 50	11/11/2003
MBLACW	5.668	$13 03	25/11/2003
MBLACX	11.334	$15 06	12/02/2004
MBLACY	28,334	$13 32	15/02/2004
MBLADD	28.334	$14.55	22/02/2004
MBLADE	28.334	$14 18	23/02/2004
MBLADG	17 000	$15 60	25/02/2004
MBLADI	127.500	$18 89	31/03/2004
MBLADJ	11.334	$14 46	23/04/2004
MBLADK	131 658	$14 36	27/04/2004
MBLADL	17 000	$17 07	28/04/2004
MBLADM	11.334	$17 17	29/04/2004
MBLADN	10 000	$17 29	30/04/2004
MBLADP	11 334	$16 82	11/05/2004
MBLADS	11 334	$17 11	25/06/2004
MBLADT	28 334	$14 48	28/06/2004
MBLADU	20.000	$17 33	04/06/2004
MBLADV	17.000	$14 52	08/06/2004
MBLADW	5,294 881	$18 51	13/08/2004
MBLADX	10 000	$18 07	16/08/2004
MBLADY	53,334	$18 44	17/08/2004
MBLADZ	17.000	$14 38	18/08/2004
MBLAEA	25 000	$19 00	19/08/2004
MBLAEC	10 000	$18 08	23/08/2004
MBLAEE	10 000	$19 09	25/08/2004
MBLAEF	10,000	$17 92	26/08/2004
MBLAEG	613 124	$18 51	31/08/2004
MBLAEH	25 000	$17.82	30/08/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEJ	10,000	$18.14	08/09/2004
MBLAEK	50,000	$18.08	07/09/2004
MBLAEL	22,750	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	09/11/2004
MBLAEP	3,171	$20.28	10/11/2004
MBLAEQ	10,000	$19.07	12/11/2004
MBLAER	25,000	$17.93	15/11/2004
MBLAET	30,000	$18.51	25/11/2004
MBLAEU	75,000	$20.29	29/11/2004
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	5,000	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	15,000	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,783,912	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	08/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	7,500	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	01/08/2005
MBLAFT	50,000	$23.94	02/08/2005
MBLAFU	111,182	$23.94	11/08/2005
MBLAFV	15,000	$18.51	03/08/2005
MBLAFX	5,000	$24.29	05/08/2005
MBLAFZ	30,000	$24.69	07/08/2005
MBLAGA	5,000	$24.12	09/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	08/08/2005
MBLAGD	1,666	$25.49	12/08/2005
MBLAGE	5,000	$23.06	13/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 31 May 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBLAGF	12,500	$24 16	14/08/2005
MBLAGG	5,000	$24 24	15/08/2005
MBLAGH	5,000	$23 63	17/08/2005
MBLAGI	5,000	$23 76	18/08/2005
MBLAGJ	12,500	$24 43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12.500	$23 02	22/08/2005
MBLAGN	17,500	$24 56	24/08/2005
MBLAGO	5,000	$25 37	25/08/2005
MBLAGP	5,000	$25 65	26/08/2005
MBLAGS	120 764	$23 94	30/08/2005
MBLAGU	5 000	$25 85	29/09/2005
MBLAGV	5 000	$25 59	28/09/2005
MBLAGW	10 000	$25 59	14/10/2005
MBLAGX	12,500	$26 12	15/10/2005
MBLAHA	3 334	$20 18	11/10/2005
MBLAHB	5.000	$25.01	12/10/2005
MBLAHC	12 500	$24 36	13/10/2005
MBLAHD	5 000	$24 24	22/12/2005
MBLAHE	5 000	$26 45	27/12/2005
MBLAHF	5 000	$27 63	28/12/2005
MBLAHG	12 500	$26 32	29/12/2005
MBLAHH	17 500	$26 57	12/12/2005
MBLAHI	5.000	$27 56	11/12/2005
MBLAHK	32.500	$24 80	13/12/2005
MBLAHL	5 000	$27 71	31/01/2006
MBLAHM	5.000	$27 83	30/01/2006
MBLAHN	32 500	$27 28	02/01/2006
MBLAHO	5.000	$27 86	03/01/2006
MBLAHP	5 000	$27 93	12/01/2006
MBLAHQ	20 000	$27 97	09/01/2006
MBLAHS	5 000	$27 71	05/01/2006
MBLAHT	5 000	$26 95	08/01/2006
MBLAHU	5 000	$27 81	15/01/2006
MBLAHV	12,500	$27 15	11/01/2006
MBLAHW	12,500	$27 46	16/01/2006
MBLAHX	5 000	$27 71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12 500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 31 May 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
TOTAL	21,309,462		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	14 February 2002 re holdings as at 12 February 2002

Part 1 - Change of director's relevant interests in securities

[illegible]

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: [illegible]	
Date of change	28 May 2002
No. of securities held prior to change	54,578 Macquarie Airports Sophisticated Investor Trust Euro 1.00 units paid to 60%
Class	Ordinary units
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: [illegible]	A$39,747.21
No. of securities held after change	54,578 Macquarie Airports Sophisticated Investor Trust Euro 1.00 units fully paid

[illegible]

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Payment of the outstanding call amount for units pursuant to the Information Memorandum for Macquarie Airports Supplemented Investor Trust dated 28 September 2001

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 3 June 2002

C:\WINDOWS\Temporary Internet Files\OLK[illegible]

+ See chapter 19 for defined terms.

2002 ASE 24

03 JUL 16 P 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	88 836
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	17,500 at $11.17 each 6,668 at $13.20 each 16,668 at $14.29 each 5,500 at $17.07 each 25,000 at $18.51 each 5,000 at $18.89 each 10,000 at $19.07 each 2,500 at $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Within a few days of paying up or exercise.

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including the securities in clause 2 if applicable*)	198,588,664	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	21,220,626	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements in full through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33 *Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the *securities are *equity securities, the names of the 20 largest holders of the additional *securities, and the number and percentage of additional *securities held by those holders

36 ☐ If the *securities are *equity securities, a distribution schedule of the additional *securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional *securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 June 2002
(Company secretary)

Print name: Joanne Hawkins

2002 ASE 25

03 JUL 14 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	43334

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	14 166 at $14 55 each 29 168 at $11 17 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 June 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	198,631,998	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,177,292	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements in full through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ **Periodic payment as agreed with the home branch has been arranged**

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 04 June 2002.
(Company secretary)

Print name: ...Joanne Hawkins... ....

== == == == ==

+ See chapter 19 for defined terms.

2002 ASE 26

03 JUL 14 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,334

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the *securities rank equally in all respects from the date of allotment with an existing *class of quoted *securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	1,666 at $18.51 each 21,668 at $11.17 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering *securities into uncertificated holdings or despatch of certificates	7 June 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	198,655,332	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	21,153,958	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of *security holders	
25	If the issue is contingent on *security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do *security holders	

+ See chapter 19 for defined terms.

	sell their entitlements in full through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ **Periodic payment as agreed with the home branch has been arranged**

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 05 June 2002.
(Company secretary)

Print name: ...Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

2002 ASE 27

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1050 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

5 June 2002

Company Announcements Office
Australia Stock Exchange Limited

FOR IMMEDIATE RELEASE

Please find enclosed a Media Release issued yesterday by CH4 Pty Limited, which is owned as to approximately 90% by Macquarie Bank Limited.

Yours faithfully

Dennis Leong
Secretary

G:\CAG\COS\ESIBREE\JR\Media Releases\CH4 5 June 2002.doc

CH_4 Pty Ltd

MEDIA RELEASE **4 June, 2002**

Townsville decision catalyst for coal seam gas industry expansion

Queensland coal seam gas company CH4 Pty Limited ("CH4") today welcomed the selection of Enertrade as the developer of the Townsville Power Station which will exclusively source gas supply from CH4.

Enertrade agreement

Under the terms of the gas sales agreement with Enertrade, CH4 will supply a maximum of 290Petajoules to be delivered over 15 years commencing in January 2005, making this contract one of the largest ever awarded in Queensland. CH4's gas field in the Bowen Basin is the closest source of gas to Townsville, located approximately 360 km south-west of Townsville.

CH_4 is confident of playing a leading role in the growing Queensland gas market thanks to the massive size of the CSG resource within ATP364P and its innovative use of Queensland developed technology to recover the gas. Independently verified data confirms gas in place within the ATP of more than 11,000 PJs including more than 1,000 PJs of 3P reserves within PL191. This compares with the total size of the Queensland gas market of more than 90 PJ per annum.

Gas will be produced using the innovative extraction technology developed by CH4 which involves a horizontal in-seam well drilled from the surface intersecting with a vertical well around a kilometre away. Gas and water are produced to surface through a series of vertical wellheads.

CH4 intends to source much of the plant and equipment needed for the wellheads, gathering systems and compressors from within Queensland where available, and will seek local engineering design and manufacturing services for well head equipment.

CH_4 Pty Ltd

Enertrade will install a compressor station at Moranbah and the 391km long high pressure gas pipeline needed to transport the coal seam gas from Moranbah to Townsville. Enertrade's successful bid and its decision to choose CH4 as its gas supplier means CH4's extensive gas resources can now be delivered directly to Townsville to fuel the region's industrial growth.

CH4 Background

CH4 holds the operating and marketing rights to ATP364P covering an area 8,100 sq. km in the northern Bowen Basin. In March this year CH4 was awarded Petroleum Lease (PL 191) enabling it to extract coal seam gas in a 260 square kilometre area immediately north of the mining township of Moranbah.

An independent reserves report by international consultants, Netherland Sewell Associates, Inc has previously confirmed recoverable gas of more than 1,000 PJ [One Trillion Cubic Feet (TCF)] in the 260 sq km area covered by PL 191 alone - compared to the total annual gas demand in Queensland of more than 90 PJ. Within the broader ATP364P—covering an area of approximately 8,100 sq km--gas in place of more than 11,000 PJ has been estimated.

CH4 quote

Commenting on the announcement, CH4 Director Mr David Wrench, said,

"This is a landmark for the development of Australia's coal seam gas industry which is poised to become a major source of affordable, clean energy for Queensland. CH4 is strategically positioned to become a leading participant in the state's energy market through its use of a Queensland based resource to supply Townsville and surrounding areas.

"CH4 is developing Queensland gas for Queenslanders using leading edge technology developed locally. We are delighted to be the exclusive supplier of gas

CH_4 Pty Ltd

to the Townsville Power station which will bring significant benefits not only to the people of Townsville but also to important regional areas such as Moranbah in central Queensland which is the focal point of our activities.

"CH4— a Queensland company majority owned by Macquarie Bank— has plans for the investment of more than $150 million in the state's economy which will also benefit from royalties earned from the project," he said.

Background to CH_4

CH4 is the chemical symbol for methane gas. CH4 Pty Ltd is an Australian Company 90% owned by Macquarie Bank and 10% by private investors.

Technology developed by CH4 is also being employed to de-gas underground coal mines - making mining safer and more environmentally acceptable by removing fugitive methane gas emissions released by mining of coal deposits.

CH4 has been producing gas since April 2001 from pilot wells at its Grosvenor gas field near Moranbah at a rate of more than 1.5 million cubic feet per day.

CSG from various sources within Queensland currently supplies more than 10% of Queensland's gas needs and CSG is also a major source of energy in overseas markets, particularly the United States where it accounts for around 10% of gas consumed by the sizeable US energy market.

For further information

Geoff Fowlstone
Mobile: 0413746949

Email: geoff@fowlstone.com.au

David Petrikas
Office: (02) 99559899
Mobile: 0408636414
Email: david@fowlstone.com.au

2002 ASX 28

Getting started

Debt Securities

Document date: Wed 05 Jun 2002 **Published:** Wed 05 Jun 2002 12:34:23
Document No: 265848 **Document part:** A
Market Flag: N
Classification: Issued Capital - Other

MACQUARIE BANK LIMITED 2002-06-05 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Please be advised that pursuant to Listing Rule 4.11 that as 31 May 2002, Macquarie Bank Limited had on issue the following quoted "debt securities" (as defined in Listing Rule 19.12):

QANMACS (QFMHA)

40,000,000 on issue with a total outstanding face value of $80,000,000.

MACQUARIE INCOME SECURITIES (MBLHB)

4,000,000 on issue (in conjunction with Macquarie Finance Limited) with a total outstanding face value of $400,000,000.

Please do not hesitate to contact me if you have any queries on 82323273.

Dennis Leong
COMPANY SECRETARIAL

2002 ASE 29

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

Wednesday June 5, 2002

MACQUARIE BANK IN CONSORTIUM TO ACQUIRE AXA HEALTH

Macquarie Bank Limited (Macquarie) announced today it is arranging and participating in a consortium that will acquire 100 per cent of AXA Health Insurance (AXA Health). AXA Health is the third largest private health insurance business in Australia and operates as HBA in Victoria and Mutual Community in South Australia.

Under the terms of the transaction, Macquarie and AXA Asia Pacific Holdings (AXA APH) have agreed a purchase price of $595 million.

Macquarie has partnered with BUPA (the British United Provident Association Limited), which will acquire a 50 per cent equity interest in the consortium. Macquarie has reduced its maximum equity exposure to below $50 million and may seek to sell this down to institutional investors over the next 12 months.

Macquarie and AXA APH have also agreed to a profit sharing arrangement where, in certain circumstances, AXA APH would participate in profits upon a subsequent sell down of equity and/or sale of the business within a period of up to 18 months.

Payment for the acquisition comprises a $55 million deposit funded by equity and provision of $537 million of vendor finance for six months. The vendor finance will be refinanced through additional equity of $202 million, debt facilities of $300 million, underwritten by third party banks, and internally generated cash.

The transaction will not affect the 970,000 Australians insured with AXA Health, or the day to day running of AXA Health, which will continue to operate on a business as usual basis under existing management. As the strategic partner in the consortium, BUPA will work with the business' existing management team to ensure continuity for customers and

advise on the future direction of the business. In the longer term, BUPA's expertise will help identify opportunities for business development and growth. The consortium plans to retain all staff.

AXA Health reported profit after tax for the 15 months ended December 31, 2001 of $126 million on revenue of $1.136 billion.

Richard Facioni, transaction leader on the consortium acquisition and an Executive Director in Macquarie's Investment Banking Group, said: "The AXA Health business is already the most efficient operator in the industry, a function of its high quality management and staff, led by Richard Bowden. With the introduction of a strategic partner such as BUPA, and access to further capital, there is significant scope to expand its business and improve overall industry efficiency. It is important to note that continuity of service to policyholders is of paramount importance in this transaction."

BUPA has international operations in Ireland, Spain, Saudi Arabia, Hong Kong, Thailand and Singapore and owns the Hurstville Community Hospital in Sydney. It is a broad-based health and care organisation with a growing international presence. Its main interests are health insurance, hospitals, care services for the elderly, health assessments and workplace health. Insuring nearly five million customers in 190 countries, BUPA employs 40,000 staff and had revenues in calendar 2001 of in excess of $6.5billion. It is the leading company in its sector in the UK.

BUPA's Chief Executive Val Gooding said: "The acquisition extends our overseas portfolio and in particular our business interests in the Asia Pacific region, which we have previously identified as an area of potential growth."

It is anticipated the sale will be completed in August 2002, following completion of confirmatory due diligence and obtaining necessary regulatory approvals.

For further information, please contact:

Richard Facioni, Executive Director, Investment Banking Group, Macquarie Bank Limited	+61 3 9635 8107
Greg Ward, Chief Financial Officer, Macquarie Bank Limited	+61 2 8232 3543
Lisa Jamieson, Public Relations, Macquarie Bank Limited lisa.jamieson@macquarie.com.au	+61 2 8232 6016 +61 416 237 332

2002 ASE 30

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,666

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fuly paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7,000 at $11.17 each 5,666 at $14.36 each 17,000 at $14.89 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 June 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	198,684,998	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	21,124,292	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements in *full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

42 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ **Periodic payment as agreed with the home branch has been arranged**

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 06 June 2002.
(Company secretary)

Print name: ..Joanne Hawkins............................

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

Telephone:
(02) 8232 4760
Facsimile:
(02) 82324330

Email Address
kristen.findlay@macquarie.com

Please telephone
Kristen Findlay on
(02) 8232 4750
if complete transmission
not received.

Company Secretarial/Investor Relations

Attention	Company Announcements Office	**Date**	6 June 2002
Company	Australian Stock Exchange Limited		
Fax No	1300300021	**Pages**	19 (incl. this page)
From	Dennis Leong	**Priority**	URGENT

MACQUARIE BANK

Message

Dear Sir/Madam

Within the following pages, please find a copy of the documents that were recently sent to the Macquarie Bank Limited Shareholders in regards to the Dividend Reinvestment Plan, being a cover letter to Shareholders, the Dividend Reinvestment Plan Rules booklet and the Dividend Reinvestment Plan Summary leaflet.

Regards

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

[illegible]

16 May 2002


MACQUARIE
BANK

Dear Shareholder,

I am pleased to advise you that the Macquarie Bank Limited Board has resolved to activate the Dividend Reinvestment Plan (DRP) that was approved by shareholders at the 2001 Macquarie Bank Annual General Meeting. You will be able to participate in the DRP in respect of the next ordinary dividend which will be paid on 2 July 2002.

The purpose of the DRP is to provide you with the ability to apply your Macquarie Bank ordinary dividends towards acquiring further Macquarie Bank shares rather than receiving the dividends in the form of cash.

The DRP provides you with the opportunity to acquire fully paid ordinary Macquarie Bank shares:

- at a 2.5% discount to the prevailing market value; and
- without any transaction costs.

Participation in the DRP is optional. If you choose not to participate at this time, you may elect to participate anytime in the future whenever the DRP is operational. You may also terminate your participation at any time.

A leaflet summarising the DRP and a copy of the rules of the DRP are attached. Please read these carefully before deciding whether to participate in the DRP. You may also wish to seek independent advice from your financial adviser or stockbroker.

If you wish to participate, complete the attached Notice of Dividend Election and return it in the enclosed Reply Paid Envelope.

To be eligible to participate in the DRP for the 2 July 2002 dividend, your Notice of Dividend Election must be received by Computershare Investor Services by *__the close of business on Thursday, 6 June 2002__*.

If you have any queries in relation to the operation of the DRP please call Computershare Investor Services on 1300 855 080.

Yours faithfully

Dennis Leong
__Company Secretary__


MACQUARIE BANK LIMITED
SUMMARY OF THE DIVIDEND REINVESTMENT
PLAN FOR ORDINARY SHAREHOLDERS
May 2002

What is the Dividend Reinvestment Plan?

The Dividend Reinvestment Plan (DRP) provides ordinary shareholders of Macquarie Bank Limited (the "Bank") with the choice of applying dividends on their ordinary shares to acquiring new fully paid ordinary shares in the Bank rather than receiving those dividends directly in cash.

Benefits of participating in the DRP

The benefits of participating in the DRP are twofold:

1. Shares purchased through the DRP will be at a 2.5% discount to the Market Value of ordinary Macquarie Bank shares (see "Discount on DRP Shares" in this leaflet for details)
2. The issue of shares under the DRP will not be subject to brokerage, commissions, stamp duty or other transaction costs. All administrative costs will be met by the Bank.

However shareholders should note that the Bank does not assume liability for any taxes or other imposts assessed against or imposed or a participant.

Eligibility

Participation in the DRP is offered to all ordinary shareholders who are residents of Australia and New Zealand. Participation is not currently offered to a shareholder who is a citizen or resident of a place outside Australia and New Zealand, or a shareholder acting on their behalf, to whom the Bank may not lawfully make the offer or who may not lawfully accept the offer.

Shareholders resident in a country outside Australia and New Zealand may, in the future, be able to participate in the DRP if legal advice, satisfactory to the Bank, is provided to the Bank by a shareholder and at the shareholder's expense that it is lawful for the Bank to make the offer to participate in the DRP to all resident shareholders of that country without complying with conditions or assuming potential liability which the Bank considers unduly onerous.

Levels of participation - partial or full

Eligible shareholders may apply to participate in the DRP in respect of all or part of their holding. Shareholders who wish to partially participate in the DRP may nominate a specific number of shares to which they wish the DRP to apply.

Applying to participate

To participate in the DRP, eligible shareholders must complete the Notice of Dividend Election and return it to the Bank's share registry. A separate notice must be lodged for each shareholding account. Participation in the DRP will commence with the first dividend payment after receipt by the Bank of the notice of dividend election, provided it is received before the record date for that dividend. The notice of dividend election will also operate for all future dividends in respect of which the DRP operates, unless superseded by a notice of variation from the participant or the participant's participation in the DRP has been terminated.

Withdrawing from or varying participation in the DRP

Participating shareholders may vary the level of participation or withdraw from the DRP at any time by completing the Notice of Variation (available from the share registry) and returning it to the share registry.

On the termination or suspension of participation in the DRP any residual positive balance held in respect of the DRP relevant to that participation will be paid to the participant in cash.

Number of shares allotted

Shareholders will be entitled on each dividend payment, in respect of each participating shareholding account, to be allotted the nearest whole number of ordinary shares (rounding down) which the cash dividend on their DRP shares less any sum the Bank is entitled to retain in respect of the DRP shares (including withholding tax), would acquire at the issue price.

If there is a cash dividend on DRP shares left over after shares have been allotted under the DRP, this amount will be carried forward until the next dividend is paid and will be added to that dividend in determining the number of shares allotted under the DRP. Such carried forward amounts will bear no interest nor carry a dividend entitlement.

Discount on DRP shares

Shares allotted under the DRP will be issued at a discount of 2.5% from the then Market Value, as defined, of a Bank fully paid ordinary share. Market Value is defined as:

(a) the weighted average market price of ordinary shares of the Bank sold on the ASX on the record date for the relevant dividend and the four following business days; or

(b) if, at the absolute discretion of the Directors, the amount calculated in (a) above is not considered to represent the then fair market value of fully paid ordinary shares, the amount determined by the Directors as the then fair market value of such shares.

Ranking of DRP shares

Shares issued under the DRP will rank equally in every respect with the existing issued fully paid ordinary shares of the Bank and will participate in all dividends subsequently declared or paid.

Selling DRP shares

Shareholders participating in the DRP may sell any of their shares, including shares participating in the DRP or issued under the DRP, at any time. Shares participating in the DRP which are transferred will be automatically withdrawn from the DRP.

Keeping track of your holdings

Shareholders participating in the DRP will receive a statement at the time of each dividend payment showing, for each shareholding account, details of the amount of the dividend entitlement, the number of shares issued, the issue price, the issue date and any residual dividend carried forward.

Taxation

The following comments are an overview only of some of the possible tax consequences of participating in the DRP and only apply to shareholders who hold their shares on capital account and who are Australian residents for tax purposes. Shareholders should seek their own tax advice, referable to their circumstances.

Under the DRP, a shareholder requests that the cash from their dividend be utilised to subscribe for new fully paid ordinary shares. Cash dividends generally form part of a shareholder's assessable income.

Shares issued under the DRP are likely to be subject to Australia's capital gains provisions when sold by the shareholder. For capital gains tax purposes, the cost base of shares issued under the DRP to the shareholder will include the amount of the cash applied on their behalf to acquire the shares under the DRP. The time of acquisition of the shares by the shareholder will be the time the shares are issued.

Plan Rules and additional comments

The DRP will be operated in accordance with the rules of the DRP, a copy of which is available from the share registry. This summary is an outline only of the rules. To the extent there is any conflict between this summary and the rules, the rules will prevail.

The DRP may be varied, suspended, recommenced or terminated by the Directors of the Bank at any time by giving participants one month's written notice.

Participants are at all times bound by the rules of the DRP as modified from time to time.

Shares will not be issued under the DRP if the issue would breach any provision of any applicable law.

For further information contact
Computershare Investor Services on 1300 855 080.


MACQUARIE BANK LIMITED
ACN 008 583 542
DIVIDEND REINVESTMENT PLAN RULES
May 2002

1 Interpretation

1.1 The following words have these meanings in these Rules, unless the contrary intention appears:

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Company means Macquarie Bank Limited.

Directors means the voting directors of the Company acting as a board or any duly appointed committee of the board.

Dividend means a cash dividend or cash component of a dividend in respect of Shares paid by the Company.

Eligible Member means a person registered as the holder of Shares other than a person whose participation, or to whom the making of an offer or invitation to participate, in the Plan would, in the reasonable opinion of the Directors, be unlawful, impractical, impossible, would require the issue of a prospectus under foreign law or would have an adverse effect on the regulatory approvals or licences which the Company holds or for which it intends to apply.

Market Value in relation to a Dividend means:

(a) the amount which is the volume weighted average price for a Share sold on ASX on the Record Date of the relevant Dividend and the following four business days; or

(b) if, at the absolute discretion of the Voting Directors, the amount calculated in (a) above is not considered to represent the then fair market value of Shares, the amount determined by the Voting Directors as the then fair market value of Shares.

Notice of Dividend Election means the application to participate in the Plan in respect of a particular shareholding account in the form that the Directors from time to time approve.

Notice of Variation means a notice in the form that the Directors from time to time approve for a Participant to increase or decrease the number of the Participant's Plan Shares.

Participant means an Eligible Member whose application to participate in the Plan in respect of a particular shareholding account has been accepted by the Directors.

Plan means the Macquarie Bank Dividend Reinvestment Plan, the terms of which are set out in these Rules.

Plan Shares means the Shares in a particular shareholding account which are designated by a Participant as Shares the dividend on which is to be applied in subscribing for Shares under the Plan.

Record Date has the same meaning as that term is defined in the ASX Listing Rules.

Shares means fully paid ordinary shares in the capital of the Company.

1.2 A reference to a person includes a corporation and the singular includes the plural and vice versa.

2 The Plan

2.1 The Plan and these Rules will commence operation on such date as the Directors in their sole discretion determine.

3 Invitations and applications to participate in the Plan

3.1 The Company may from time to time invite Eligible Members to participate in the Plan.

3.2 Participation in the Plan is optional and not transferable.

3.3 An Eligible Member who wishes to participate in the Plan may only apply for participation by lodging a Notice of Dividend Election with the Company.

3.4 A Notice of Dividend Election must be properly completed in accordance with the instructions contained therein for it to be valid.

3.5 A Notice of Dividend Election must be lodged for each shareholding account which the Eligible Member wishes to participate in the Plan, and each shareholding account of an Eligible Member will be treated separately for all purposes under the Plan.

4 Degree of participation

4.1 An Eligible Member must specify on the Notice of Dividend Election the degree to which the Eligible Member wishes to participate in the Plan in respect of the nominated shareholding account. Participation may be:

(a) full participation for all the Participant's Shares from time to time however acquired (including Shares allotted under the Plan); or

(b) partial participation for a specific number of Shares nominated by the Participant together with the Shares allotted under the Plan and any bonus shares allotted in respect of Plan Shares. However, if at the Record Date for a Dividend, the number of the Shares held by the Participant is fewer than the nominated number, then the Plan will apply only to that lesser number for that Dividend.

4.2 Notwithstanding clause 3.1, the Directors may at any time with written notice to Eligible Members limit participation in the Plan by limiting the amount of Dividend which may be reinvested under the Plan.

4.3 Notices of Dividend Election received by the Company which do not indicate the degree of participation in the Plan will, without notice to the applicant, be deemed to be an application for full participation in the Plan.

5 Acceptance of applications

5.1 The Directors may in their absolute discretion accept or refuse any Notice of Dividend Election, without being bound to give any reason for doing so.

5.2 If the Directors refuse to accept a Notice of Dividend Election pursuant to clause 5.1, the Company must notify the Eligible Member as soon as practicable that the Notice of Dividend Election has been rejected.

5.3 Each Notice of Dividend Election accepted by the Directors will be effective in respect of:

(a) the first Dividend payment after receipt of the Notice of Dividend Election, provided it is received before the Record Date for that Dividend; and

(b) every Dividend thereafter, unless superseded by a later Notice of Variation or by termination of the Participant's participation in the Plan, or the Plan has been suspended or terminated.

5.4 The Company will record for each shareholding account of each Participant particulars of:

(a) the name and address of the Participant; and

(b) the number of Plan Shares held by the Participant from time to time,

and the Company's records will be conclusive evidence of the matters so recorded.

6 Reinvestment of Dividends

6.1 Dividends on Plan Shares will be applied by the Company on the Participant's behalf in subscribing for Shares. Any Dividends on Plan Shares which the Company is entitled to retain under its Constitution or otherwise will not be available for subscribing for Shares. If withholding tax is payable in respect of a Dividend that tax will be deducted and only the balance will be applied in subscribing for Shares.

6.2 The Company will establish and maintain a Plan account for each shareholding account of each Participant. At the time of each Dividend payment, the Company will:

(a) determine the Dividend payable in respect of the Plan Shares;

(b) determine (where applicable) the Australian withholding tax deductible by the Company in respect of the Dividend, and any other sum the Company is entitled to retain in respect of the Plan Shares;

(c) credit the amount in (a) above and debit any amount in (b) above to the Participant's Plan account;

(d) determine the maximum whole number of Shares which can be acquired under these Rules by using the amount in the Participant's Plan account;

(e) subscribe for Shares in the name of the Participant and debit the subscription amount against the balance in the Participant's Plan account; and

(f) carry forward any residual positive balance.

6.3 The number of Shares issued to each Participant will be the whole number equal to, or when not a whole number, the nearest whole number below the number calculated by the formula:

$$\frac{D - T + R}{C}$$

where:

D is the Dividend payable on the Participant's Plan Shares as at the Record Date for that Dividend;

T is any withholding tax or other sum the Company is entitled to retain in relation to the Dividend or the Plan Shares;

R is the residual positive balance carried forward in the Participant's Plan account;

C is the Market Value in relation to the relevant Dividend less such discount, if any, not exceeding 5%, as determined by the Directors from time to time.

Shares will not be issued under the Plan if the issue would breach any provision of any applicable law.

6.4 If the number of Shares allotted under the Plan to any Participant is the nearest whole number below the number determined in accordance with Rule 6.3, then the difference between the positive balance of the Participant's Plan account (before allotment) and the total subscription price for those Shares will be recorded as a residual positive balance in the Participant's Plan account and will be carried forward to the next Dividend. No interest will accrue in respect of residual positive balances. On the termination of participation in the Plan any residual positive balance at that time will be paid to the Participant in cash.

6.5 As soon as practicable after each allotment of Shares under the Plan, the Company will send to each Participant, for each shareholding account for that Participant, a statement setting out:

(a) the number of the Participant's Plan Shares on the Record Date for the relevant Dividend;

(b) the Dividend payable in respect of that Participant's Plan Shares which has been applied towards subscription for additional Shares;

(c) the amount of any withholding tax or other sum the Company has retained in relation to the Dividend or the Plan Shares;

(d) the number, issue price and issue date of additional Shares allotted to that Participant under the Plan;

(e) the number of Shares (including Plan Shares) in respect of which that Participant is the registered holder after the allotment; and

(f) the amount of the Participant's residual positive balance, if any.

6.6 All Shares allotted under the Plan will from the date of allotment rank equally in all respects with existing Shares.

6.7 Shares to be allotted under the Plan will be allotted within the time required by ASX.

6.8 Shares allotted to a Participant under the Plan will be registered:

(a) if the Plan Shares already held by the Participant are registered on one register - on that register; or

(b) if the Plan Shares already held by that Participant are registered on more than one register - on the register designated by that Participant or, in the absence of a designation, on the register selected by the Company.

6.9 The Company will make application promptly after each allotment of Shares under the Plan for quotation of those Shares on ASX, if other Shares of the Company are quoted at that time.

7 Variation or termination of participation

7.1 A Participant may, by lodging with the Company a Notice of Variation, increase or decrease the number of its Plan Shares or terminate participation in the Plan. A Notice of Variation must be lodged for each shareholding account. To be effective for a forthcoming Dividend, the Notice of Variation must be received by the Company before the Record Date for that Dividend.

7.2 If a Participant disposes of all the Participant's Shares without giving the Company a Notice of Variation and is not registered as a holder of any Shares when the Company's share register is next closed for payment of a Dividend, the Participant will be deemed to have terminated participation on the date when the Company last registered a transfer of the Participant's Shares.

7.3 When a Participant disposes of part of the holding of Shares of that Participant, and does not notify the Company otherwise, the Shares disposed of will, to the extent possible, be taken to be:

(a) first, Shares which are not Plan Shares; and

(b) secondly, Plan Shares.

8 Limit on subscription

The Directors may at any time by notice in writing to Participants limit the amount of Dividend which may be reinvested in subscription for Shares under the Plan.

9 Modification, suspension, recommencement and termination of the Plan

9.1 The Plan may be modified by the Directors at any time after giving one month's notice to all Participants. A Participant's Plan Shares continue to participate in the modified Plan unless the Company is notified to the contrary by the Participant.

9.2 The Plan may be suspended, recommenced or terminated by the Directors at any time after giving one month's notice to all Participants.

9.3 Notice of suspension, recommencement or termination must be given to all Participants, and the suspension, recommencement or termination will be effective:

(a) on the date determined by the Directors and notified to Participants; and

(b) until such time as the Directors resolve either to recommence or terminate the Plan.

9.4 Whilst the Plan is suspended, Dividends on Plan Shares will not be applied by the Directors on the Participant's behalf in subscribing for Shares.

9.5 The accidental omission to give notice of modification, suspension, recommencement or termination to any Participant or the non-receipt of any notice by any Participant will not invalidate the modification, suspension, recommencement or termination of the Plan.

10 Administration of the Plan

This Plan will be administered by the Directors who have the power to:

(a) determine procedures for administration of the Plan consistent with the Rules;

(b) settle in such manner as they think expedient any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the Plan, whether generally or in relation to any Participant or any Shares and the determination of the Directors is to be conclusive and binding on all Participants and other persons to whom the determination relates; and

(c) delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their powers or discretions arising under the Plan.

11 **Participants to be bound**

Participants are at all times bound by the Rules of the Plan as modified from time to time.

12 **Costs to Participants**

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares allotted under the Plan. However the Company does not assume liability for any taxes or other imposts assessed against or imposed on a Participant.

13 **Notices**

All communications by the Company to Eligible Members or Participants under these Rules shall be given in accordance with the notice provisions of the Company's constitution.

2002 ASE 32

03 JUL 14 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,333

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	8,333 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 June 2002	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	198,693,331	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	21,115,959	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	**How do +security holders sell *part* of their entitlements through a broker and accept for the balance?**	
32	**How do +security holders dispose of their entitlements (except by sale through a broker)?**	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ **Periodic payment as agreed with the home branch has been arranged**

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 07 June 2002.
(Company secretary)

Print name: ..Joanne Hawkins... ....

== == == == ==

+ See chapter 19 for defined terms.

2002 ASE 33

03 JUL 11 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	94,525

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fuly paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	50,000 at $11.17 each 10,668 at $11.95 each 6,316 at $14.29 each 5,666 at $17.11 each 15,875 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 June 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	198,787,856	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,021,434	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

11/3/2002

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- √ **Periodic payment as agreed with the home branch has been arranged**

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 June 2002.
(Company secretary)

Print name: ..Joanne Hawkins............................

== == == == ==

+ See chapter 19 for defined terms.

2002 ASX 34

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 [illegible]
[illegible]
Futures 8231 1028 Telex 72263
[illegible]

11 June 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 7 June 2002, was 0.0463%.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASE 35

03 JUL 14 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,429

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	25,086 at $11.17 each 5,833 at $18.51 each 2,500 at $24.44 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options

+ See chapter 19 for defined terms.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

12 June 2002

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
198,821,275	Fully paid ordinary Shares
40,000,000	QanMacs (QFMHA)
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
20,988,015	Options over ordinary shares at various exercise prices

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional *securities

(now go to 43)

* See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ **Periodic payment as agreed with the home branch has been arranged**

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 June 2002.
(Company secretary)

Print name: ..Joanne Hawkins... ....

== == == == ==

+ See chapter 19 for defined terms.

2002 ASE 36

03 JUL 14 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	109,166

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	92,500 at $11.17 each 14,160 at $14.48 each 2,500 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 June 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	198,930,441	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	20,878,849	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements in *full* through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 June 2002.
(Company secretary)

Print name: ..Joanne Hawkins............................

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone [illegible]
Facsimile [illegible]
SWIFT MACQAU2S

ASX/News Release Thursday June 13, 2002

GERRY MORIARTY APPOINTED DEPUTY CHAIRMAN OF NEW MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP

The Head of Macquarie Bank's Investment Banking Group, Nicholas Moore, today announced the appointment of Gerry Moriarty as the deputy chairman of the newly formed Macquarie Communications Infrastructure Group (MCIG).

Mr Moriarty has resigned from his position of Group Managing Director, Infrastructure Services at Telstra, effective from the end of July 2002, at which time he will also become chairman of Broadcast Australia Limited, formerly NTL's Australian businesses, and work with Macquarie on a fulltime basis.

Broadcast Australia - which forms the seed asset of MCIG - was purchased by Macquarie Bank in February 2002 for an enterprise value of $850 million.

"We are delighted to have Mr Moriarty aboard. He is regarded as the foremost executive in the area of communications infrastructure and has a deep understanding of the sorts of assets MCIG is looking at," Mr Moore said.

"He will assume a full time role assisting MCIG with evaluating and implementing new acquisitions and also working with Macquarie's Telecommunications Media, Entertainment and Technology (MTET) business generally."

Mr Moriarty said: "I look forward to this new and exciting opportunity and to building a global infrastructure fund. I expect that there will be further opportunities to buy quality infrastructure at attractive prices, as Macquarie has done with Broadcast Australia."

Broadcast Australia's principal business is the transmission of radio and television broadcasts of the ABC and SBS under long term contracts. Its terrestrial broadcast network comprises 578 broadcast towers and covers over 98 per cent of the Australian population.

For further information, please contact:

Nicholas Moore, Group Head, Investment Banking Group, 02 8232 3295

Andrew Low, Head of Telecommunications, Media, Entertainment & Technology (TMET)
Macquarie Bank 02 8232 8037

Warwick Smith, Chairman of TMET, Macquarie Bank 02 8232 7380

2002 ASE 38

03 JUL 14 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,500

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fuly paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10,000 at $11.17 each 12,500 at $20.29 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 June 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	198,952,941	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,856,349	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements in *full* through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ **Periodic payment as agreed with the home branch has been arranged**

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 June 2002.
(Company secretary)

Print name: ..Joanne Hawkins.... ....

== == == == ==

+ See chapter 19 for defined terms.

2002 ASE 39

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

[illegible]

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,356

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fuly paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	30,000 at $11.17 each 3,200 at $14.32 each 12,333 at $18.51 each 5,000 at $19.07 each 3,171 at $20.28 each 5,000 at 20.29 each 2,692 at $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 June 2002	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	199,014,337	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,794,953	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

\+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- √ **Periodic payment as agreed with the home branch has been arranged**

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 June 2002.
(Company secretary)

Print name: ..Joanne Hawkins... ....

== == == == ==

+ See chapter 19 for defined terms.

2002 ASE 40

03 JUL 14 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	108,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	63,334 at $11.17 each 20,000 at $13.17 each 18,833 at $14.29 each 5,833 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 June 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	199,122,337	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	20,686,953	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

42 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 June 2002.
(Company secretary)

Print name: ..Joanne Hawkins.... ....

== == == == ==

+ See chapter 19 for defined terms.

2002 ASX 41

(42)

19/06 02 WED 18:23 FAX 61 2 82374330 COMPANY SECRETARIAL --- COMPANY ANNOUNCE 001

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3273
Facsimile:
(02) 8232 4330

Email Address
dleong@macquarie.com.au

Please telephone
Kristen Findlay on
(02) 8232 4750
if complete transmission
not received.

Company Secretarial

Attention	Company Announcements Platform	**Date**	19 June 2002
Company	Australian Stock Exchange		
Fax No	1300 300 021	**Pages**	1 (incl. this page)
From	Dennis Leong	**Priority**	Routine

MACQUARIE

Issue Price for Shares to be issued under the Dividend Reinvestment Plan (DRP) in July 2002

Please be advised that the issue price for new shares to be allotted pursuant to the operation of the Macquarie Bank Limited DRP in respect of the ordinary dividend to be paid on 2 July 2002 will be $29.60 per share. This includes the 2.5% discount to the market value, calculated in accordance with the DRP rules.

Yours faithfully

Dennis Leong
Company Secretary

19/06/02

Asx/drp 190602.doc

2002 ASX 43

03 JUL 14 AM 7:21

Notice of Annual General Meeting
25 July 2002

MACQUARIE BANK LIMITED
ACN 008 583 542


MACQUARIE
BANK

10.30 am, The Grand Ballroom, Lower Level, The Westin Sydney, No.1 Martin Place, Sydney, NSW.

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


MACQUARIE
BANK

12 June 2002

Dear Shareholder

The 2002 Annual General Meeting of Macquarie Bank Limited will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday 25 July 2002, at 10.30 am.

I will comment briefly on the Bank's performance during the year to 31 March 2002 at the meeting and you are also referred to the comments in the Bank's 2002 Annual Review for further information.

The meeting will cover the ordinary business transacted annually and the following special business:

- the issue of options to executive voting directors;
- three-yearly approval of the partial take-over provisions in the Bank's constitution; and
- some minor changes in the Bank's constitution.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting. If you plan to attend please bring the enclosed proxy form to facilitate your registration. I look forward to seeing you then.

Yours faithfully

David S Clarke
Chairman

NOTICE OF MEETING

Notice is hereby given that the 2002 Annual General Meeting of Macquarie Bank Limited ACN 008 583 542, will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney New South Wales on Thursday, 25 July 2002, at 10.30 am. Registration will open at 9.30 am.

Business

The business of the meeting is to consider, and if thought fit, to pass the following resolutions.

Statutory Accounts

Resolution 1

As an ordinary resolution:

That the Financial Report and the Reports of the Voting Directors and of the Auditor thereon in respect of the year ended 31 March 2002 be adopted.

Re-Election Of Voting Directors

Resolution 2

As an ordinary resolution:

That Mr DS Clarke be re-elected as a Voting Director of the Company.

Resolution 3

As an ordinary resolution:

That Mr JG Allpass be re-elected as a Voting Director of the Company.

Resolution 4

As an ordinary resolution:

That Dr HM Nugent be re-elected as a Voting Director of the Company.

Approval of Executive Directors' Participation in Employee Share Option Plan

Resolution 5

As an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 156,800 options, by Mr AE Moss, Managing Director or, if Mr Moss so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Moss or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

Resolution 6

As an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 78,400 options, by Mr DS Clarke, Executive Chairman or, if Mr Clarke so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Clarke or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

Resolution 7

As an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 68,200 options, by Mr MRG Johnson, Executive Deputy Chairman or, if Mr Johnson so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Johnson or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

Renewal of Proportional Take-over Provisions in the Constitution
Resolution 8

As a special resolution

That Article 48 in the Constitution of the Company relating to proportional take-overs be renewed for three years.

Amendments to the Constitution
Resolution 9

As a special resolution,

That the Constitution of the Company be amended by:

a. in Article 1 ("Definitions") replacing the definition of "Listing Rules" with the following:

""Listing Rules" means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the Company is admitted to the Official List of the Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Exchange."

c. Replacing the words in existing Article 9 ("Lien") with:

"(1) The Company has a first and paramount lien on a partly paid share for all unpaid calls or instalments that are due but unpaid on that share.

(2) The Company also has a first and paramount lien on all partly paid shares registered in the name of a sole holder for all money presently payable by him or his estate to the Company in respect of those shares.

(3) The Voting Directors may at any time, exempt a share wholly or in part from the provisions of this Article.

(4) The Company's lien (if any) on a share extends to all dividends and other distributions payable in respect of the share.

(5) If the Company has a lien on shares that are CHESS Approved Securities the Company may apply a holding lock to the shares."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolutions 5, 6 and 7 by any Voting Director and any associate of those Voting Directors. However, the Bank need not disregard a vote if:

(a) it is cast by a Voting Director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or

(b) it is cast by a Voting Director who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

D. Leong

Dennis Leong
Company Secretary
Sydney 12 June 2002

Notes

1. A member entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified number of shares or proportion of the member's voting rights. A proxy form and a reply paid envelope have been included for members with the Notice of Meeting. Proxy voting instructions are provided on the back of the proxy form.

   A proxy need not be a member. If you wish to direct a proxy how to vote on any resolution place a mark (eg a cross) in the appropriate box on the proxy form and your total shareholding will be voted in that manner. You may split your voting direction by inserting the number of shares you wish to vote in the appropriate box.

2. Proxies must be received by the Bank's share registry, Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000 (facsimile number (02) 8234 5180), or at the Company's registered office in Canberra, not less than 48 hours before the meeting.

3. Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001, the holders of the Bank's ordinary shares for the purposes of the meeting, will be those registered holders of the Bank's ordinary shares at 7.00 pm (Sydney time) on Tuesday, 23 July 2002.

4. This Notice is being sent to holders of the Bank's Converting Preference Shares and holders of Macquarie Income Securities. Holders of these securities may attend the Annual General Meeting but are not entitled to vote on any of the proposed resolutions.

Resolution 1: Reports and Accounts

As required by the Corporations Act 2001, the Financial Report, Directors' Report and Auditor's Report of Macquarie Bank Limited (the "Bank") for the most recent financial year will be laid before the meeting.

Resolutions 2, 3 and 4: Re-Election of Voting Directors Retiring by Rotation

Voting Directors, David Clarke, John Allpass and Helen Nugent retire by rotation and, being eligible, offer themselves for re-election.

David Clarke AO, BEc (Hons), Hon DScEcon (Sydney), MBA (Harvard), has been Executive Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977 he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director, and from 1984, Executive Chairman. He is Chairman of the Board Remuneration Committee and the Board Nominating Committee.

Mr Clarke is also Chairman of Brian McGuigan Wines Limited, the Wine Committee of the Royal Agricultural Society of New South Wales, the Opera Australia Capital Fund and the Sydney Advisory Board of the Salvation Army. He is President of the National Council of Opera Australia, an associate of the Australian Stock Exchange and a member of the Board of the Royal Agricultural Society of New South Wales, the Investment Advisory Committee of the Australian Olympic Foundation, the Harvard Business School Asia Advisory Committee and the Monash Mount Eliza Business Council.

John Allpass, FCA, FCPA, FAICD, joined the Board as a Non-Executive Voting Director in January 1994. He is Chairman of the Board Audit and Compliance Committee, a member of the Board Remuneration Committee, Chairman of Macquarie Life Limited and Chairman of the Compliance Committee of Macquarie Investment Management Limited.

Mr Allpass is a Chartered Accountant and has 32 years experience in the accounting profession. He was Managing Partner of KPMG Peat Marwick's Queensland practice for nine years until 1993. He was also a member of the KPMG Peat Marwick National Board. He currently holds a number of other appointments including directorships of Queensland Investment Corporation, Envestra Limited and Medical Benefits Fund of Australia Limited, member of the Brisbane Advisory Board of the Salvation Army, Councillor of St John's College and National Chairman of the National Trust St John's Cathedral Fund Raising Board. He has also held a number of other corporate appointments.

Helen Nugent, BA(Hons) PhD (Queensland), MBA (Harvard), joined the Board as a Non-Executive Voting Director in June 1999. She is a member of the Board Nominating Committee and the Board Remuneration Committee and is Chairman of Macquarie Airports.

Dr Nugent has held a range of roles in the finance sector. She is currently Chairman of Funds SA and Swiss Re Australia Limited and previously was Director of Strategy, Westpac Banking Corporation (1994 to 1999); Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and Non-Executive Director of Mercantile Mutual (1992 to 1994). Currently she is also a Director of TAB (Qld) and Australian Postal Corporation as well as being Deputy Chairman of the Australia Council and Chairman of the Major Performing Arts Board of the Australia Council. In 1999 she chaired the Ministerial Inquiry into the Major Performing Arts. Prior to joining Westpac, Helen was Professor in Management and Director of the MBA Program at the Australian Graduate School of Management and a partner at McKinsey and Company.

Resolutions 5, 6 and 7: Approval of Executive Voting Directors' Participation in the Employee Share Option Plan

Requirement for Approval

ASX Listing Rule 10.14 provides that a listed company may only permit a director of the company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. This rule applies to Voting Directors of the Bank.

The approval of shareholders is sought to permit the three Executive Voting Directors of the Bank to participate this year with other executives in the Macquarie Bank Employee Share Option Plan ("Plan") up to the maximum acquisition amounts specified in the resolutions.

Following approval at last year's Annual General Meeting of shareholders, the following options were granted to Voting Directors, all exercisable at $34.7[illegible] each:

- Under the Plan, Alan Moss was granted 126,000 options and David Clarke 60,000 options; and
- Under the Non-Executive Director Share Option Plan, each of John Allpass, Laurie Cox, Bryan Kelman, Barrie Martin, Kevin McCann and Helen Nugent were granted 1,700 options.

Approval Limits

The maximum number of Macquarie Bank Limited fully paid ordinary shares ("Shares") and options to acquire Shares for which approval is sought assumes that all the options offered to the Executive Voting Directors are granted and subsequently exercised.

Terms of Issue

The proposed options will be granted pursuant to the rules governing the Plan ("Rules") and, other than as described in these explanatory notes, will have the same terms as options issued to Executive Voting Directors under the Plan in recent years.

Under the Plan, a participant may nominate a Controlled Company as the holder of the options allocated. A Controlled Company is defined in the Rules to mean, in relation to an executive, a body corporate in respect of which one or more of the following applies:

(a) the executive holds more than one-half of the issued share capital;

(b) the executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) [illegible] board of directors, committee of management, council or other governing authority.

The five year options will be exercisable at the weighted average price of Shares traded on ASX over the calendar month of June 2002 (adjusted for special trades and any cum-dividend trading). The options will vest as to one third of the allocation on each of 1 July 2004, 1 July 2005 and 1 July 2006.

Each tranche of vested options may only be exercised if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the condition to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when, and if, the exercise condition pertaining to any of those dates has been met.

The above exercise condition is similar to that imposed on grants of options to Executive Voting Directors of the Bank in recent years. However, the previous condition had progressive hurdles at the 55th, 65th and 75th percentiles of three year return on equity of companies in the ASX All Industrials Index. The ASX All Industrials Index will shortly no longer be published and the Bank has selected the S&P/ASX 300 Industrials Index as its replacement. It has been decided to have a single hurdle at the 65th percentile having taken into consideration:

- Compared with the ASX All Industrials Index, the S&P/ASX 300 Industrials Index relates to a smaller number (about 250 companies versus about 400 companies) of larger market capitalisation companies which, on average, might be expected to have higher returns on equity; and
- Consistent with the strategic initiatives announced last year, the Bank raised over $500 million in new capital during the year to pursue opportunities in shareholders' interests, causing a reduction in return on equity.

In 1999/2000, the Bank altered the basis of its employee option allocations to a more individual contribution based method. As a result, option allocations more closely resemble the annual allocation of profit share. The practical implication for most senior executives of the Bank is that they will be granted a smaller number of options more often than was previously the case. This allows the Bank to better match reward with performance and due

to the vesting over time of employee options, provides further incentives for these executives to stay with the Bank.

This year, it is proposed to grant Allan Moss, 156,800 employee options, David Clarke, 78,400 employee options and Mark Johnson 98,200 employee options consistent with the approach described above. These options will provide a further reward for their efforts and a further incentive to improve the Bank's future performance and share price. The proposed option grants are recommended to shareholders by the Board and, if approved, will be made as soon as practical and no later than 30 September 2002.

The following voting Directors are entitled to participate in the Plan, Allan Moss, David Clarke and Mark Johnson. At present, Allan Moss holds 352,371 employee options, David Clarke holds 194,250 employee options and Mark Johnson holds no employee options. Further information on their remuneration and holdings is contained in the Directors' Report in the 2002 Annual Review and in the 2002 Financial Report.

Resolution 8: Renewal of Approval of Proportional Take-over Provisions

Article 48 of the Bank's existing Constitution provides that a proportional take-over bid for the Bank's shares may only proceed after shareholder approval. Under the Corporations Act 2001, this Article must be renewed every three years by shareholders. The Article was last approved at the 1999 Annual General Meeting and so is proposed to be put to shareholders this year for renewal by special resolution.

Effect of Article 48

If shareholders agree to renew the Article and a proportional take over bid is subsequently made for a class of shares in the Company, the Voting Directors will be required to either convene a general meeting of shareholders in that class to vote on a resolution to approve the bid or conduct a postal ballot to approve the bid. The resolution must be voted on at least 15 days before the offer closes. The bidder and any associates will be excluded from voting.

If the resolution is rejected by shareholders, then the bid will be deemed to be withdrawn and registration of any transfer of shares resulting from the bid will be prohibited. Acceptances will be returned and any contracts formed by acceptances will be rescinded.

If the resolution is approved, transfers of shares to the bidder will be registered provided they comply with the other provisions of the Company's Constitution.

If no resolution is voted on at least 15 days before the close of the bid then the resolution will be deemed to have been approved. The provisions of the Article will expire after three years, unless renewed again by shareholders by special resolution.

Requirement for Renewal of Article 48

Part 6.5 Division 5 of the Corporations Act 2001 permits the inclusion of proportional take-over approval provisions in a company's constitution.

Without the proposed provisions, a proportional take-over bid for the Company might enable an offeror to obtain control of the Company without shareholders having the opportunity to sell all their shares. The proposed provisions give shareholders the opportunity to decide whether a proportional take-over bid should proceed. If it does proceed, individual shareholders can make a separate decision as to whether they wish to accept the bid for their shares.

Present Acquisition Proposals

As at the date of this statement, no Voting Director is aware of any proposal by a person to make a proportional take-over bid for the Company's shares.

Potential Advantages and Disadvantages

The proposed provisions will enable the Voting Directors to ascertain the views of shareholders on a proportional take over bid. Apart from this, there is no specific advantage or disadvantage for Voting Directors, as Voting Directors, of inserting the take over approval provisions.

The provisions will ensure that all members will have an opportunity to study a proportional take-over bid proposal and vote on whether it should be permitted to proceed. This should ensure that the terms of any future proportional offers are structured to be attractive to a majority of independent shareholders.

It could be argued that the take-over approval provisions make a proportional take over more difficult to achieve and therefore proportional bids will be discouraged. This in turn may reduce opportunities which shareholders may have to sell some of their shares at an attractive

price to persons securing control of the Company and may reduce an element of take-over speculation from the Company's share price. It may also be argued that the provisions constitute an additional restriction on the ability of shareholders to deal freely with their shares.

The Board considers that renewal of Article 48 of the existing Constitution is in the best interests of shareholders.

Resolution 9: Approval of Amendments to Constitution

ASX Listing Rule 15.11.1 requires a listed company's constitution to be consistent with those listing rules. In order for the Bank's Constitution to be consistent with the current ASX Listing Rules some minor amendments are necessary.

The proposed change to the definition of "Listing Rules" is to match the form adopted by the Listing Rules and agreed by ASX.

In relation to the proposed new Article 8 ("Lien"), the relevant Listing Rule allows a lien over shares for unpaid calls or instalments only where they are due but unpaid on those shares. The current Article 8 gives the Bank a lien over each partly paid share for:

- all money due in respect of that share, whether that money is presently payable or not; and
- for all money payable by a sole holder of partly paid shares or his estate to the Bank.

The lien in existing Article 8 is broader than the Listing Rules allows because it may apply to an amount owed that is not presently payable or an amount owed that does not relate to the holder's partly paid shares. The proposed amendments to Article 8 will remove these minor inconsistencies.

Currently, the Bank has no partly paid shares on issue.

ASX has confirmed that these amendments are acceptable.

Requirement for Approval

Changes to the Constitution [illegible] special resolution of shareholders.

2002 ASX 44

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

24 June 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 21 June 2002, was 0.0462%.

Yours faithfully

Dennis Leong
Company Secretary

2002 AS 45

03 JUL 14 AM 7:21



Macquarie Bank Limited

Sydney (Kingsford Smith) Airport Acquisition

25 June 2002



Acquisition by Southern Cross

Acquisition Price	$5,396 m
Ansett Terminal	$192 m
	$5,588 m

Acquisition Price to June 2003 EBITDA Multiple **14.3**

Confident an excellent investment




Participants

Sponsors

→ Macquarie Bank
→ HOCHTIEF AirPort
→ Commonwealth Bank

Investors

→ Macquarie Airports
→ Macquarie Airports Group
→ Macquarie Global Infrastructure Fund
→ Ferrovial Aeropuertos
→ HOCHTIEF AirPort
→ Ontario Teachers' Pension Plan Board
→ Abbey National Treasury Services
→ The Motor Trades Association of Australia Superannuation Fund





Participants

Bankers

→ Commonwealth Bank
→ Barclays
→ Royal Bank of Scotland
→ Societe Generale

FLIERS Underwriters

→ Macquarie
→ UBS Warburg



Macquarie's Roles

- → Consortium Leader
- → Financial Adviser
- → Equity Arranger
- → Joint Arranger and Joint Underwriter of $600m FLIERS
- → Letter of Credit Facilities to MAG and MAp



Macquarie's Financial Participation

FLIERS Net Underwriting Exposure	$200 m
Letter of Credit Facilities	$146 m
	$346 m

In addition, Macquarie has an investment of $59m in MAG plus $35m committed but uncalled



Macquarie Funds' Participation

	%	$M
Macquarie Airports	40.4	815
Macquarie Airports Group	11.7	235
Macquarie Global Infrastructure Fund	1.2	25
	53.3%	1,075





FLIERS

- → Floating Rate, IPO Exchangeable, Reset Securities
- → Proposed ASX listing through new trust
- → 10 year, redeemable, convertible preference share
- → Quarterly floating rate dividend
- → Investment grade rating
- → Convertible into ordinary equity of Sydney Airport, if listed or there is an IPO

2002 ASX 45

03 JUL 14 AM 7:21



Macquarie Bank Limited

Sydney (Kingsford Smith) Airport Acquisition

25 June 2002



Acquisition by Southern Cross

Acquisition Price	$5,396 m
Ansett Terminal	$192 m
	$5,588 m

Acquisition Price to June 2003 EBITDA Multiple **14.3**

Confident an excellent investment



Participants

Sponsors

- → Macquarie Bank
- → HOCHTIEF AirPort
- → Commonwealth Bank

Investors

- → Macquarie Airports
- → Macquarie Airports Group
- → Macquarie Global Infrastructure Fund
- → Ferrovial Aeropuertos
- → HOCHTIEF AirPort
- → Ontario Teachers' Pension Plan Board
- → Abbey National Treasury Services
- → The Motor Trades Association of Australia Superannuation Fund



Participants

Bankers

- → Commonwealth Bank
- → Barclays
- → Royal Bank of Scotland
- → Societe Generale

FLIERS Underwriters

- → Macquarie
- → UBS Warburg



Macquarie's Roles

- → Consortium Leader
- → Financial Adviser
- → Equity Arranger
- → Joint Arranger and Joint Underwriter of $600m FLIERS
- → Letter of Credit Facilities to MAG and MAp



Macquarie's Financial Participation

FLIERS Net Underwriting Exposure	$200 m
Letter of Credit Facilities	$146 m
	$346 m

In addition, Macquarie has an investment of $59m in MAG plus $35m committed but uncalled



Macquarie Funds' Participation

	%	$M
Macquarie Airports	40.4	815
Macquarie Airports Group	11.7	235
Macquarie Global Infrastructure Fund	1.2	25
	53.3%	**1,075**





FLIERS



- → Floating Rate, IPO Exchangeable, Reset Securities
- → Proposed ASX listing through new trust
- → 10 year, redeemable, convertible preference share
- → Quarterly floating rate dividend
- → Investment grade rating
- → Convertible into ordinary equity of Sydney Airport, if listed or there is an IPO

2002 ASE 47

03 JUL 14 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

Tuesday June 25, 2002

MACQUARIE BANK ADVISES WINNING SYDNEY AIRPORT CONSORTIUM

Macquarie Bank announced today that the Southern Cross Consortium has been named the winning bidder for Sydney's Kingsford Smith Airport (Sydney Airport). Consortium sponsors are Macquarie Bank, HOCHTIEF AirPort and Commonwealth Bank.

The Federal Government announced earlier today that the Southern Cross Airports Corporation Consortium had won the bid for Sydney Airport with a price of $5.396 billion and has assumed the obligation to pay the balance of the purchase price of the Ansett terminal for $192 million. The price represents a multiple of 14.3 times forecast June 2003 earnings before interest, tax, depreciation and amortisation (EBITDA) of $377 million. The forecast after tax equity internal rate of return is more than 20 per cent per annum.

Head of Macquarie Bank's Investment Banking Group Nicholas Moore said Sydney Airport is an outstanding international airport.

"Investors participating in this investment through Macquarie's funds will be able to share in the growth of the aviation industry – where long term traffic growth has been increasing at around twice the rate of Gross Domestic Product - through exposure to essential airport infrastructure which does not have the volatility usually associated with the aviation industry," Mr Moore said.

Direct equity investment in Sydney Airport has been made by a range of Macquarie Bank-managed funds, which together hold a 53 per cent shareholding in the asset, and by a range of local and international institutions. While Macquarie Bank does not have a direct equity stake in Sydney Airport, it is a 10 per cent stakeholder in the unlisted Macquarie Airports Group (MAG), which in turn has taken a 12 per cent interest in the asset.

"We are also delighted with the calibre of co-investors this transaction has attracted." Mr Moore said. Equity investors in the airport include the listed Macquarie-managed airport fund, Macquarie Airports (MAp) (40 per cent), HOCHTIEF AirPort (15 per cent), Ferrovial Aeropuertos (20 per cent), MAG (12 per cent), Abbey National Treasury Services (5 per cent), Ontario Teachers' Pension Plan Board (5 per cent), Motor Traders Association of Australia Superannuation Fund (2 per cent), and Macquarie Global Infrastructure Fund (1 per cent).

Mr Moore said as well as consortium sponsor, Macquarie Bank's roles in the transaction include financial adviser and equity arranger, joint arranger and underwriter (net underwriting exposure of $200 million) of a new hybrid instrument, FLIERS, and provision of Letter of Credit facilities totalling $146 million.

Macquarie Bank Managing Director Allan Moss said; "As an Australian organisation, the Macquarie Bank Group is very conscious of the public responsibility inherent in involvement in the management of Australia's leading domestic airport and the nation's most important international gateway."

"In addition, we are very pleased to facilitate a transaction which has resulted in Australian ownership, exceeding 60 per cent under the Airports Act, of this outstanding asset which is one of the largest contributors to the New South Wales economy."

FLIERS

A $600 million innovative hybrid capital instrument forms part of the funding package for the Sydney Airport acquisition. The instrument, Floating Rate, IPO Exchangeable, Reset Securities (FLIERS), has an investment grade rating and was developed jointly by Macquarie Equity Capital Markets and UBS Warburg. FLIERS are a 10 year redeemable, convertible preference share paying a quarterly floating rate dividend. Institutional and retail investors will have an opportunity to invest in FLIERS via an issue of units by the Southern Cross FLIERS Trust. Units in the Southern Cross FLIERS Trust will be offered to the public by Macquarie Specialised Asset Management Limited. A disclosure document for the units in the Southern Cross FLIERS Trust will be made available when the units are offered to the public which is expected to be shortly after the acquisition of Sydney Airport. Applications to acquire units must be made on an application form that will be in or will accompany the disclosure document.

For further information, please contact:

Nicholas Moore, Head Investment Banking Group, Macquarie Bank Limited
+612 8232 3295

Allan Moss, Managing Director and Chief Executive Officer, Macquarie Bank Limited
+612 8232 3483

Greg Ward, Chief Financial Officer, Macquarie Bank Limited +612 8232 3543


ASX

MARKET RELEASE

25 June 2002

MACQUARIE BANK LIMITED

TRADING HALT

The securities of MACQUARIE BANK LIMITED (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 27 June 2002 or when the announcement is released to the market.

Security Code: MBL
MBLPA
MBLHB

Amy Mahony
COMPANIES ADVISOR

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 [illegible]
Facsimile:
(02) 8232 4330

Email Address
dennis.leong@macquarie.com

Please telephone
Sharne Donovan on
(02) 8232 4466
if complete transmission
not received.

Company Secretarial

JUN 25 AM 9:34


MACQUARIE
BANK

Attention	Amy Mahoney	**Date**	25 June 2002
Company	Australian Stock Exchange		
Fax No	9241 7620	**Pages**	1 (incl. this page)
From	Dennis Leong	**Priority**	URGENT

Message

Amy

<u>TRADING HALT</u>

Macquarie Bank Limited (MBL) requests a trading halt in the ordinary shares of MBL, the Macquarie Bank Converting Preference Shares and the Macquarie Income Securities from the commencement of trading today.

In accordance with listing rule 17.1, we advise:

a) that MBL requests a trading halt for one hour as it has a significant announcement pending which we are not yet in a position to release;

b) MBL wishes the trading halt to last until such time as it is in a position to make the announcement to the market. In any event, the trading halt should not need to last past 11.00am today; and

c) MBL is not aware of any reason why the trading halt should not be granted, nor of any other information relevant to this request.

If you have any queries concerning the above, please do not hesitate to contact me on (02) 82323273.

Dennis Leong
<u>Company Secretary</u>

Macquarie Bank Limited
ACN 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

27 June 2002


MACQUARIE
BANK

Company Annoucements
Australian Stock Exchange
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

FAX: 1300 300 021 (25 pages in total)

Re: Macquarie Bank Employee Share Option Plan
Amendments to Rules

Please be advised that the Board of Macquarie Bank Limited (Bank) today approved minor changes to the Rules of the Macquarie Bank Employee Share Option Plan (the Option Plan) to:

- provide for the lapse of a proportion of a holder's options in certain circumstances when employees change their employment status; and
- further define the conditions under which the modification of exercise conditions, vesting and exercise periods may take place.

For information, we attach a full copy of the Rules of the Option Plan incorporating the amendments.

Yours faithfully

Dennis Leong
Company Secretary

attach

TABLE OF CONTENTS

Clause		Page No
1.	INTERPRETATION AND OBJECT	1
1.1	Definitions	1
1.2	General	4
1.3	Headings	5
1.4	Object of Plan	6
2.	ADMINISTRATION	6
2.1	Committee's authority	6
2.2	Total number of Shares	6
2.3	Determination of eligibility	6
2.4	Determination of price	7
2.5	Disputes	7
2.6	Directions from Board	7
2.7	Set-off	7
2.8	Modification of Vesting Period	7
3.	METHOD OF INVITATION	8
3.1	Invitations	8
3.2	Directors	8
3.3	Grantee may apply	8
4.	APPLICATION FOR OPTIONS	9
4.1	Deed	9
4.2	Execution by Bank	9
4.3	Grant and Certificate	9
5.	OPTION TO SUBSCRIBE	9
5.1	Exercise	9
5.2	Notice	10
5.3	Payment	10
5.4	Allotment	10
5.5	Share allotted upon exercise of Option	10
5.6	Lapse	10
5.7	Balance certificate	11
5.9	Listing on ASX	11
5.10	No additional rights	11
6.	ADJUSTMENTS	11
6.1	Capitalisation of profits or reserves	11
6.2	New issues	12
6.3	Rights/entitlements issues	12
6.4	Sub-division, consolidation or conversion	12
6.5	Reconstruction, reduction or return of capital	12
6.6	Pro-rata bonus issues	12
6.7	Notice of adjustment	12
6.8	Listing Rules	13
6.9	Cumulative adjustments	13
6.10	Rounding	13
7.	DURATION OF THE PLAN	13
7.1	Discretionary	13
7.2	Suspension	13

7.3 No prejudice 13

8. AMENDMENT OF THE PLAN 13
8.1 By the Committee 13
8.2 Listing Rules 14

9. NOTICES AND CORRESPONDENCE 14
9.1 To the Bank 14
9.2 To a Grantee 14

10. TRANSFER OF THE OPTION 14
10.1 No transfer 14
10.2 Death 14
10.3 Termination of Employment 15

11. RESTRICTIONS ON SHARES ISSUED ON EXERCISE OF THE OPTION 15
11.1 Restrictions on transfer of Shares 15
11.2 Restrictions on granting a Security Interest 15
11.3 Enforcement of Restrictions 15
11.4 Withdrawal of Shares by Grantee 16
11.5 Withdrawal of Shares on End Date 16
11.6 Withdrawal of Shares on cessation of employment 16
11.7 Withdrawal of Shares in Special Circumstances 16
11.8 Withdrawal of Shares on a Takeover 17
11.9 Withdrawal of Shares in other circumstances 17
11.10 Forfeiture 17
11.11 Dealing with Forfeited Shares 17
11.12 Authorised deductions 18
11.13 Termination of the Plan 18
11.14 Distributions 18
11.15 Bonus and rights issues 18
11.16 Distributions on Forfeited Shares 19
11.17 Connection with other schemes 19
11.18 Plan Company capacity 19
11.19 Plan Company as agent 19
11.20 Replacement of Plan Company 19
11.21 Limited application of Plan 19

SCHEDULE 1

SCHEDULE 2

MACQUARIE BANK LIMITED

A.C.N. 008 583 542

RULES OF THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

Adopted by the Board on 30 November 1995 and amended on 15 May 1996,

27 June 1996, 23 July 1997, 8 May 1998, 25 May 2000, 28 September 2000 and 30 August 2001.

1. INTERPRETATION AND OBJECT

1.1 Definitions

In these Rules, unless the context otherwise requires:

"**Associated Company**" means:

(a) any company that is a related body corporate of the Bank; or

(b) any other entity where the Bank or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan;

"**ASX**" means Australian Stock Exchange Limited;

"**Bank**" means Macquarie Bank Limited;

"**Bid Period**" means, in relation to a takeover bid in respect of Shares, the period referred to in the definition of that expression in the Corporations Law but will only qualify for the purposes of these Rules if in the opinion of the Committee the takeover bid is a genuine offer to acquire a controlling shareholding in the issued shares of the Bank and has not been announced for some other purpose or purposes.

"**Board**" means the board of Directors of the Bank from time to time;

"**Business Day**" means a day which is a "business day" for the purposes of the Listing Rules;

"**Change in Control**" means:

(a) a person acquiring a relevant interest (as defined in the Corporations Law) to more than 30% of the voting shares of the Bank; or

(b) a person ceasing to have a relevant interest (as defined in the Corporations Law) to more than 30% of the voting shares of the Bank; or

(c) the Board resolving that it considers that a person who previously had not been in a position to do so, is in the position, directly or indirectly, and either alone or with associates to remove one-half or more of the Directors;

"**Change in Control Period**" means, in relation to a Change in Control, the 20 Business Days after the day on which the Change in Control occurred;

"**Committee**" means the Board or, if a committee is appointed by the Board as contemplated by clause 2.1, that committee;

"**Controlled Company**" means in relation to a Participant, a body corporate in respect of which one or more of the following applies:

(a) the Participant holds more than one-half of the issued share capital;

(b) the Participant is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) the Participant controls the composition of the board of directors, committee of management, council or other governing authority

"**Deed**" means:

(a) a deed to the effect of the appropriate deed set out in annexure A; or

(b) any other document which the Committee from time to time otherwise approves or accepts (whether generally or in a particular case);

"**Director**" means a Voting Director of the Bank (as defined in the Bank's Constitution) from time to time;

"**Employee**" means an employee of, or a consultant to, the Bank or an Associated Company;

"**Employment Event**" means, in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Relevant Participant before the Option may be exercised as determined by the Committee in its absolute discretion and specified in the invitation made in relation that Option;

"**End Date**" means, in respect of a Share held by a Grantee subject to Restrictions, the date 10 years from the date on which the Bank granted the Option which was exercised resulting in the issue of that Share to the Grantee;

"**Exercise Condition**" means, in respect of any Option, one or more conditions that must be met before the Option may be exercised as determined by the Committee in its absolute discretion;

"**Exercise Period**" means, in respect of an Option, each of:

(a) subject to clause 2.8, each day which is after the Vesting Period and before the end of the Option Period;

(b) each Bid Period during the Option Period; and

(c) each Change in Control Period during the Option Period;

"**Exercise Price**" means in respect of an Option, the subscription price on exercise of the Option determined in accordance with clauses 2.4 and 3.1 in relation to that Option (as adjusted under clause 6);

"**Forfeited Share**" means a Share forfeited pursuant to clause 11.10;

"**Grantee**" means, where the Committee invites a Participant under clause 3 to apply for Options:

(a) if the Participant applies for the Options personally, the Participant; and

(b) if a Controlled Company of the Participant or Permitted Trustee for the Participant applies for the Options, that Controlled Company or Permitted Trustee;

"**Group**" means the Bank and all Associated Companies;

"**Holder**" means in respect of an Option, the person registered as holder of the Option in the register of options maintained by the Bank;

"**Listed**" means, in relation to the Bank, the Bank being and remaining admitted to the official list of ASX and its shares being admitted to official quotation on ASX's stock market;

"**Listing Rules**" means the Official Listing Rules of ASX as they may apply to the Bank from time to time;

"**Non-Disposal Period**" means, in respect of a Share held by a Grantee subject to Restrictions, the period of 6 months from the date on which those Shares are issued to that Grantee under clause 5.4 or such other period as is specified in the invitation to a Participant under clause 3.1;

"**Notice of Withdrawal of Shares**" means a duly completed and executed request for permission to withdraw some or all of their Shares from being subject to the Restrictions, submitted by a Grantee to the Plan Company. Such Notice of Withdrawal of Shares must specify the number of Shares requested to be withdrawn and must be submitted on a form approved by the Bank;

"**Option**" means an option to subscribe under the Plan for one fully paid Share (as adjusted under clause 6);

"**Option Certificate**" means the certificate issued by the Bank to a Holder in respect of an Option;

"**Option Period**" means, in respect of an Option, subject to clause 5.6 and 5.7, the period starting on the date on which the Bank grants the Option and ending on the fifth anniversary of that date, unless otherwise specified in the invitation made in relation to that Option under clause 3;

"**Participant**" means any Employee whom the Committee has decided under clause 2.3 is eligible to participate in the Plan;

"**Permitted Trustee**" means an entity approved by the Committee to hold an Option on trust for a Participant from time to time;

"**Plan**" means the Macquarie Bank Employee Share Option Plan established in accordance with these Rules;

"**Plan Company**" means the entity appointed by the Bank to act as Plan Company from time to time;

"**Relevant Participant**" means in respect of an Option:

(a) if the Grantee is a Participant, the Participant; and

(b) if the Grantee is a Controlled Company or Permitted Trustee, the Participant to whom the invitation was made as a result of which the Grantee applied for the Option;

"**Restrictions**" means the restrictions on dealing in Shares set out in clause 11 other than the Non-Disposal Period;

"**Security Interest**" means a mortgage, charge, pledge, lien or other encumbrance of any nature;

"**Share**" means an ordinary share in the Bank (as adjusted under clause 6);

"**Special Circumstances**" means death, total and permanent disability in the opinion of the Bank, retirement, circumstances of hardship as determined by the Bank, and any other circumstances as determined at the discretion of the Bank;

"**Vesting Period**" means, in respect of an Option, and subject to clause 2.8, the period specified as the Vesting Period for that Option in the invitation made under clause 3.1 in relation to that Option.1.2

1.2 **General**

In these Rules, unless the context otherwise requires:

(a) a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or legislative provision substituted for, and any subordinate legislation issued under, that legislation or legislative provision;

(b) the singular includes the plural and vice versa;

(c) a reference to an individual or person includes a corporation, partnership, joint venture, association, authority, trust, state or government and vice versa;

(d) a reference to any gender includes all genders;

(e) a reference to a clause, schedule or annexure is to a clause, schedule or annexure of or to these Rules;

(f) a schedule or annexure forms part of these Rules;

(g) a reference to any agreement or document (including, without limitation, these Rules) is to that agreement or document (and, where applicable, any of its provisions) as amended, novated, supplemented or replaced from time to time;

(h) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning;

(i) a reference to a "related body corporate" of a body corporate is to a body corporate which is related to that body corporate as defined in the Corporations Law;

(j) a reference to an "associate" of a person is to:

(i) a person acting in concert with the first person,

(ii) a person controlled, directly or indirectly, by the first person, or

(iii) a person who acts in accordance with the directions, instructions or wishes of the first person,

in respect of the matter to which the reference to an associate relates;

(k) a reference to "dollars" or "$" is to Australian currency;

(l) a reference to the Grantee of an Option doing or not doing an act includes, where the Grantee is not the Holder of the Option, a reference to the Grantee causing or procuring the Holder to do, or not do, that act;

(m) a reference to bankruptcy or winding up includes bankruptcy, winding up, liquidation, dissolution, becoming an insolvent under administration (as defined in section 9 of the Corporations Law), the appointment of an administrator and the occurrence of anything analogous or having a substantially similar effect to any of those conditions or matters under the law of any applicable jurisdiction, and to the procedures, circumstances and events which constitute any of those conditions or matters; and

(n) a reference to "amendment" includes addition, alteration, deletion, extension, modification and variation.

1.3 **Headings**

In these Rules, headings are for convenience of reference only and do not affect interpretation.

1.4 **Object of Plan**

The object of the Plan is to assist in the recruitment, reward, retention and motivation of employees of the Group, including persons who provide services to the Group on a long term consultancy basis.

2. **ADMINISTRATION**

2.1 **Committee's authority**

The Board or a Committee appointed by the Board for the purpose under the Constitution of the Bank may manage and administer the Plan for the Bank, including exercising any discretion or power conferred on the Bank, and the Committee has all powers necessary to do so including the power to appoint officers of the Bank to act on the Committee's behalf.

2.2 **Total number of Shares**

At any time, the aggregate of:

(a) the total number of Shares which the Bank would have to issue if all Options which have not lapsed were exercised; and

(b) the total number of partly paid Shares issued under employee incentive schemes of the Bank,

may not exceed 20 per cent of the aggregate of:

(c) the number of Shares at that time (whether fully paid or partly paid); and

(d) the total number of Shares (whether fully paid or partly paid) which the Bank would have to issue if all rights to require the Bank to issue Shares which the Bank has then granted (including, without limitation, all Options and assuming all those rights are then fully exercisable or enforceable) were enforced or exercised to the greatest extent permitted.

2.3 **Determination of eligibility**

The Committee may from time to time decide:

(a) that an Employee is eligible to participate in the Plan; and

(b) (whether or not the Participant is already a Grantee) the number of Options for which the Participant may at that time be invited to apply.

In making these determinations, the Committee must consider:

(a) the Employee's position with the Group and the services provided to the Group by the Employee,

(b) the Employee's record of employment with or service to the Group;

(c) the Employee's potential contribution to the growth of the Group; and

(d) any other matters which tend to indicate the Employee's merit.

2.4 Determination of price

When the Committee decides to invite a Participant to apply for an Option, it must, in its absolute discretion (but subject to clause 6), also determine the Exercise Price for that Option but that price may not be less than the market price (as determined by the Committee) of one Share unless the Committee otherwise determines either generally or in a particular case.

2.5 Disputes

Any dispute or difference of any nature arising in relation to the Plan:

(a) must be referred to the Committee; and

(b) the Committee's decision on that dispute or difference is final and binding on the Bank, the Participants, the Grantees and the Holders in all respects.

2.6 Directions from Board

The Board may at any time and from time to time:

(a) give directions to the Committee as to the manner of the exercise by the Committee of any of its discretions under these Rules or the Plan; and

(b) amend any of those directions,

and where the Board has given such a direction, the Committee must exercise the relevant discretion in accordance with that direction.

2.7 Set-off

Where at the same time a Grantee is obliged under these Rules to make a payment to the Bank and the Bank is also obliged under these Rules to make a payment to the Grantee, the Committee may decide to set off the amount of those payments so that:

(a) payment of the lesser amount is fully satisfied; and

(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

2.8 Modification of Vesting Period, Exercise Period and Exercise Condition

The Committee in its absolute and unfettered discretion may determine any or all of the following, where the Relevant Participant of the Grantee ceases or gives notice that the Relevant Participant intends to cease to be an Employee during the Vesting Period of an Option of the Grantee or if the invitation under clause 3.1 in relation to an Option so provides,

(a) that the Vesting Period of the Option is reduced to a period shorter than that specified in the invitation made in relation to that Option under clause 3.1;

(b) that the Exercise Period of that Option is extended for a specified period following the time that the Relevant Participant ceases to be an Employee; and

(c) that any Exercise Condition of the Option be waived.

3. METHOD OF INVITATION

3.1 Invitations

The Committee may from time to time give a Participant notice inviting the Participant to apply for Options and must specify in the invitation:

(a) the Participant;

(b) the number of Options for which the Participant is invited to apply;

(c) the amount payable (if any) by the Grantee as consideration for the Options and the terms of its payment (which may include the circumstances in which the Bank must refund some or all of that amount);

(d) the Exercise Price and any Exercise Condition for each Option;

(e) the Vesting Period for each Option (which, subject to clause 2.8, must not end before the first anniversary of the date that the Bank grants the Option);

(f) the Option Period for each Option;

(g) the closing date for applying for each Option;

(h) the Restrictions and Non-Disposal Period to apply to the Shares issued on exercise of the Options;

(i) how the Grantee is to apply for the Option and execute, or arrange for the execution of, the Deed for the Options; and

(j) how the Grantee is to provide an executed power of attorney in the form set out in schedule 2 (or in such other form as approved by the Plan Company).

3.2 Directors

If the Bank is Listed, invitations to apply for Options may not be made in a manner which is not permitted by the Listing Rules.

3.3 Grantee may apply

Where a Participant receives an invitation under clause 3.1, either the Participant or a Controlled Company of the Participant or a Permitted Trustee for the Participant may apply for the Options specified in the invitation.

4. APPLICATION FOR OPTIONS

4.1 Deed

A Grantee who wishes to apply for Options specified in an invitation made under clause 3 must on or before the closing date stated in the invitation (or any later date that the Bank may allow either generally or in a particular case):

(a) do what is specified in the invitation in order to apply for the Option; and

(b) execute the Deed, or arrange for the execution of the Deed on the Grantee's behalf.

4.2 Execution by Bank

Where the Grantee has complied with clause 4.1, the Bank may (but need not) execute the Deed.

4.3 Grant and Certificate

Where the Bank executes a Deed under clause 4.2, and all other parties whose execution of the Deed is required for the Deed to be effective have executed the Deed, the Bank:

(a) grants the relevant Options to the Grantee in accordance with the Deed; and

(b) may issue the Holder an Option Certificate in respect of those Options.

5. OPTION TO SUBSCRIBE

5.1 Exercise

The Grantee may exercise any Option granted to the Grantee under clause 4.3 only:

(a) during an Exercise Period for the Option;

(b) if all Exercise Conditions applying to that Option at the time of Exercise have been met;

(c) by giving a notice and doing all the other things required by clause 5.2 during that time; and

(d) if the Grantee at the same time either:

(i) exercises a number of Options so that the Bank will issue a minimum of a number of Shares or multiple of a number of Shares that the Committee determines; or

(ii) exercises all the Options granted to the Grantee which the Grantee is then entitled to exercise.

The exercise of an Option does not prevent the exercise of any other Option.

5.2 **Notice**

To exercise an Option the Grantee must give a notice to the Bank specifying that the Grantee exercises the Option. In addition, if a power of attorney in the form set out in schedule 2 (or in such other form as may be approved by the Plan Company) has not previously been provided by the Grantee to the Plan Company, and the Grantee does not request the Bank waive the application of the Restrictions and the Non-Disposal Period in accordance with clause 11.1, the notice must include an executed power of attorney in the form set out in schedule 2 (or in such other form as may be approved by the Plan Company).

The notice must be accompanied by:

(a) the relevant Option Certificate if any; and

(b) payment of the full amount of the Exercise Price in accordance with clause 5.3.

Exercise of an Option is only effective when the Bank receives full value for the full amount of the Exercise Price.

5.3 **Payment**

All payments of the Exercise Price for an Option must be made by cheque, bank draft or other immediately available funds in favour of the Bank.

5.4 **Allotment**

Not more than 15 Business Days after the exercise of an Option becomes effective, the Bank must allot and issue to the Holder the Shares the subject of the Option.

5.5 **Share allotted upon exercise of Option**

The Shares allotted and issued following exercise of an Option, upon allotment rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with those then issued fully paid Shares which are entitled to participate in full in any dividend and are subject to the Constitution of the Bank.

5.6 **Lapse**

Each Option lapses on the earlier of the following times:

(a) on exercise of the Option under clause 5.1;

(b) if the Option is not exercised under clause 5.1 during the Option Period, at the end of the Option Period;

(c) if the Relevant Participant of the Grantee:

(i) subject to clause 10.2, dies;

(ii) ceases to be an Employee during the Vesting Period; or

(iii) subject to clause 10.3, ceases to be an Employee after the Vesting Period and the Option is not exercised within six months after that happens;

(d) if the Committee becomes aware of circumstances which, in the reasonable opinion of the Committee indicate that the Relevant Participant has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Bank or any Associated Company and the Committee (in its absolute discretion) determines that the Option lapses;

(e) if the Bank commences to be wound up; or

(f) if the Grantee was a Controlled Company of the Relevant Participant when the Option was granted under clause 4.3 and, without the prior written consent of the Committee, the Grantee ceases to be a Controlled Company of the same Participant.

5.7 **Proportionate lapse**

Where a Holder's Options are issued subject to an Employment Event specified in the invitation made in respect of those Options, a proportion of those Options will lapse upon the occurrence of that Employment Event in respect of the Relevant Participant, as specified in the invitation made in respect of those Options, except with the written approval of the Committee in its absolute discretion.

5.8 **Balance certificate**

If the Grantee exercises less than all of the Options referred to in an Option Certificate, the Committee may issue to the Holder an Option Certificate in respect of the Options not exercised at that time.

5.9 **Listing on ASX**

The Shares to be issued to any Grantee upon exercise of an Option will not be quoted on any stock exchange on which the Shares of the Bank are quoted until the Option is exercised, at which time the Bank must, if it is Listed, apply to ASX (and any other stock exchange on which the Shares of the Bank are quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

5.10 **No additional rights**

The Plan does not give a Grantee any additional rights to compensation or damages as a result of the termination of employment or appointment.

6. **ADJUSTMENTS**

6.1 **Capitalisation of profits or reserves**

Where during the Option Period the Bank issues Shares by way of capitalisation of profits or reserves, subject to clause 6.6, the Committee may in its absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

6.2 New issues

Where before the end of the Option Period the Bank gives holders of Shares the right (pro-rata with existing shareholdings) to subscribe for additional Shares and the Option is not exercised as contemplated in clause 6.3, the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with schedule 1.

6.3 Rights/entitlements issues

Where after the Vesting Period but during the Option Period of an Option, the Bank makes an offer or invitation to holders of shares for subscription for cash for shares options or other securities of the Bank or any other entity, the Bank must give the Grantee notice not less than 10 Business Days before the books closing date to determine entitlements to receive that offer or invitation to enable the Grantee to exercise the Option and receive that offer or invitation in respect of the Shares allotted on exercise of the Option.

6.4 Sub-division, consolidation or conversion

Where during the Option Period the Bank subdivides or consolidates its shares, the Shares issued to the Grantee on exercise of the Option are the number of securities of the value and with the rights that the Shares which would otherwise have been issued on exercise of the Option would have become as a result of that sub-division, consolidation, conversion or reconversion

6.5 Reconstruction, reduction or return of capital

Where during the Option Period the Bank reconstructs, reduces or returns its issued capital or buys back Shares, the number or nominal value of the Shares to be issued on exercise of an Option are reconstructed in the same proportion as the issued capital of the Bank is reconstructed, reduced or returned (subject to the same provisions with respect to rounding of entitlements as applied in relation to the reconstruction, reduction or return of capital) but in all other respects the terms for the exercise of the Option are unaltered.

6.6 Pro-rata bonus issues

Where during the Option Period the Bank makes a pro-rata bonus issue to holders of Shares and an Option is not exercised before the books closing date to determine entitlements to that bonus issue, the number of shares to be issued on exercise of the Option is the number of Shares before that bonus issue plus the number of bonus shares which would have been issued to the Holder if the Option had been exercised before that books closing date.

6.7 Notice of adjustment

The Bank must give notice to Holders of any adjustment to the number description or terms of security which are to be issued on exercise of an Option or to the Exercise Price (if the Bank is Listed, in accordance with the applicable Listing Rules)

6.8 **Listing Rules**

If the Bank is Listed, each amendment contemplated by the provisions of this clause 6 is subject to its being consistent with the Listing Rules.

6.9 **Cumulative adjustments**

Each adjustment provided for in clauses 6.1 to 6.6 (inclusive) is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time the relevant clause applies on each occasion during the Option Period of the Option that the relevant clause applies.

6.10 **Rounding**

Before an Option is exercised under clause 5.1, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options), but on exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

7. **DURATION OF THE PLAN**

7.1 **Discretionary**

The Plan continues in operation until the Committee decides to terminate or discontinue it.

7.2 **Suspension**

The Committee may decide to suspend the operation of the Plan either for a fixed period or indefinitely and may also decide to end any period of suspension.

7.3 **No prejudice**

If the Plan terminates or is discontinued or suspended for any reason, that does not prejudice the accrued rights of Holders or Grantees of Options.

8. **AMENDMENT OF THE PLAN**

8.1 **By the Committee**

Subject to clause 8.2, the Committee may at any time and from time to time by resolution:

(a) amend all or any of these Rules or all or any of the rights or obligations of the Grantees or Holders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Participants employed in, resident in, or who are citizens of, a particular jurisdiction.

8.2 **Listing Rules**

If the Bank is Listed, the Committee's exercise of its powers under clause 8.1 is subject to any restrictions or procedural requirements relating to the amendment of the terms of an employee incentive scheme or of issued options imposed by the Listing Rules and applicable to the Plan or the Options, as the case may be, unless those restrictions or requirements are relaxed or waived by ASX or any of its delegates either generally or in a particular case or class of cases and either expressly or by implication.

9. NOTICES AND CORRESPONDENCE

9.1 **To the Bank**

Any notice required to be given by a Holder, Participant or Grantee to the Bank or the Committee or any correspondence from a Holder, Participant or Grantee to the Bank or the Committee in connection with the Plan must be in writing signed by (or on behalf of) the person giving it and must be given or made to the principal place of business of the Bank or any other address of which the Bank gives notice.

9.2 **To a Grantee**

Any notice required to be given by the Bank or the Committee to a Holder, Participant or Grantee or any correspondence from the Bank or the Committee to a Holder, Participant or Grantee in connection with the Plan must be in writing and must be given or made by a person authorised by the Committee on behalf of the Bank or the Committee to the place of employment of the relevant person or to the last address of that person given to the Bank.

10 TRANSFER OF THE OPTION

10.1 **No transfer**

Each Option is personal to the Grantee and is not transferable, transmissible, assignable or chargeable, except in accordance with clause 10.2, clause 10.3 or with the prior written consent of the Committee.

10.2 **Death**

If the Relevant Participant of the Grantee of an Option dies after the Vesting Period and before the end of the Option Period, with the written approval of the Committee in its absolute discretion, the Option may (but only at a time permitted by the approval and in accordance with any conditions specified in the approval) be exercised by the Grantee (if it was a Controlled Company of the Relevant Participant or a Permitted Trustee for the Participant) or, in any other case, the legal personal representatives of the Grantee in accordance with clause 5.1 and to the extent necessary for this to occur, the Option may be transferred to the legal personal representatives and does not lapse.

10.3 **Termination of Employment**

If the Relevant Participant of the Grantee of an Option ceases to be an Employee after the Vesting Period and before the end of the Option Period, the Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse under clause 5.6(c)(iii) but lapses at the time and subject to the conditions it may specify by notice to the Grantee. In making a decision under this clause, the Committee may consider any relevant matter (including, without limitation, whether the Relevant Participant ceased to be an Employee by reason of retirement, ill-health, accident or redundancy).

11 **RESTRICTIONS ON SHARES ISSUED ON EXERCISE OF THE OPTION**

11.1 **Restrictions on transfer of Shares**

Shares issued to a Grantee on exercise of an Option must be held by the Grantee subject to the Restrictions and the Non-Disposal Period, unless the Grantee has requested that the Bank waive the application of those provisions, (such request to be made at the same time the notice is provided in accordance with clause 5.2) and that request has been approved by the Bank.

The Bank may only refuse a waiver request if the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the Relevant Participant may have acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Bank or any Associated Company.

11.2 **Restrictions on granting a Security Interest**

A Grantee must not grant a Security Interest over any Shares held under the Restrictions:

(a) only in the case of Shares which are not subject to the Non-Disposal Period, without submitting a Notice of Withdrawal of Shares and without such notice having been approved by the Plan Company; or

(b) in any case where the Shares will continue to be held subject to the Restrictions, without the written consent of the Plan Company and approved by the Bank, the giving of such consent being at the absolute discretion of the Plan Company (having regard to ensuring any arrangements do not affect any rights of the Plan Company or the Bank to enforce the Restrictions over the Shares) and may be subject to such conditions or restrictions as the Plan Company may, in its absolute discretion, determine.

11.3 **Enforcement of Restrictions**

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the Restrictions and the Non-Disposal Period on a Grantee dealing with Shares or granting a Security Interest over Shares, including forfeiture under clause 11.10, and the Grantee and the Relevant Participant must agree to such arrangements.

11.4 Withdrawal of Shares by Grantee

Except as expressly provided by these Rules, a Grantee may not submit a Notice of Withdrawal of Shares until the expiration of the Non-Disposal Period.

After the expiration of the Non-Disposal Period, and if the Shares of a Grantee held subject to Restrictions have not been forfeited under clause 11.10, a Grantee may:

(a) continue to hold some or all of their Shares subject to the Restrictions; or

(b) decide to hold some or all of their Shares not subject to the Restrictions and request the Plan Company to remove the Restrictions in respect of those Shares by submitting a Notice of Withdrawal of Shares to the Plan Company; and

(c) sell some or all of his or her Shares subject to any administrative guidelines established from time to time by submitting a Notice of Withdrawal of Shares to the Plan Company.

11.5 Withdrawal of Shares on End Date

A Share held by a Grantee, as and from the End Date in relation to that Share will, at the direction of the Bank, after the Bank has determined that the Shares are not to be forfeited in accordance with clause 11.10, be released from the Restrictions by the Plan Company and will be held by the Grantee no longer subject to the Restrictions. No Notice of Withdrawal of Shares is required to be submitted by the Grantee to the Plan Company in this case.

11.6 Withdrawal of Shares on cessation of employment

A Share held by a Grantee when the Relevant Participant ceases to be an Employee of the Bank or an Associated Company will, at the direction of the Bank, after the Bank has determined that the Shares are not to be forfeited in accordance with clause 11.10, be released from the Restrictions and the Non-Disposal Period by the Plan Company and will be held by the Grantee no longer subject to the Restrictions and the Non-Disposal Period. No Notice of Withdrawal of Shares is required to be submitted by the Grantee to the Plan Company in this case.

For the purpose of this clause 11.6, a Relevant Participant ceasing to be an Employee includes the circumstance whereby the employer of that person ceases to be an Associated Company in relation to the Bank.

11.7 Withdrawal of Shares in Special Circumstances

Despite clause 11.1, but subject always to clause 11.10, a Grantee may, in the event of Special Circumstances, at any time submit a Notice of Withdrawal of Shares. Where such a Notice of Withdrawal of Shares has been submitted, approval for withdrawal of the Shares will only be given by the Plan Company if the Bank is satisfied that the Special Circumstances exist in respect of that Relevant Participant.

11.8 Withdrawal of Shares on a Takeover

Despite clause 11.1, but subject always to clause 11.10, if an offer is made for all of the Shares and the Bank has been served with a bidder's statement under the Corporations Law in respect of that offer, then if the Bank so directs, Grantees may dispose of the Shares the subject of Restrictions or a Non-Disposal Period by accepting the offer.

11.9 Withdrawal of Shares in other circumstances

Despite clause 11.1, but subject always to clause 11.10, if:

(a) any notice is despatched to members of the Bank in relation to a meeting to approve a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Bank or its amalgamation with any other company or companies, then a Grantee may submit a Notice of Withdrawal of Shares the subject of Restrictions or a Non-Disposal Period;

(b) notice is given to members of the Bank of a proposed resolution for the voluntary winding-up of the Bank, then a Grantee may submit a Notice of Withdrawal of Shares the subject of Restrictions or a Non-Disposal Period; and

(c) the relevant Shares are subject to compulsory acquisition under any law, then a Grantee may dispose of Shares the subject of Restrictions or a Non-Disposal Period to the person entitled to acquire them.

11.10 Forfeiture

A Grantee (and any person claiming through the Grantee) must forfeit any right or interest in any Shares or other entitlements subject to the Restrictions to the Plan Company if the Relevant Participant:

(a) has been convicted on indictment of an offence against the Corporations Law in connection with the affairs of the Bank or an Associated Company; or

(b) commits any act of theft, fraud or defalcation in relation to the affairs of the Bank or any Associated Company (whether or not charged with any offence); or

(c) does an act (or fails to do an act) which in the opinion of the Bank brings the Bank or any Associated Company into disrepute.

11.11 Dealing with Forfeited Shares

Subject to clause 11.12, the Bank may by notice in writing to the Plan Company determine that the Plan Company transfer any Forfeited Shares (or the proceeds of sale of such Shares) to:

(a) one or more Employees;

(b) a provident, benefit, superannuation or retirement fund established and maintained by the Company or an Associated Company in which no body corporate in the Group is beneficially interested; or

(c) a participant in any other employee or director share scheme of the Bank,

subject to any conditions specified by the Bank.

Subject to clause 11.12, if a notice under this clause 11.11 has not been received by the Plan Company within 60 days after the time Shares become forfeited then the Plan Company must sell Forfeited Shares and hold the cash proceeds of sale until it receives a notice from the Bank under this clause 11.11.

Under no circumstances may the Plan Company pay the proceeds of sale of any Forfeited Shares to the Bank.

11.12 Authorised Deductions

Before making any payment or allocating any Shares under clause 11.11, the Plan Company is authorised to deduct:

(a) all outgoings and expenses it incurs in buying, selling and otherwise dealing with Shares for Grantees; and

(b) any tax (including stamp duty) which, in the opinion of the directors of the Plan Company, is or would be payable by the Plan Company in connection with its obligations under the Plan; and

(c) any other amounts that in the opinion of the directors of the Plan Company it is fair to deduct.

11.13 Termination of the Plan

If the Plan is terminated then all Restrictions will immediately cease to apply to Shares otherwise held subject to the Restrictions.

11.14 Distributions

A Grantee is entitled to receive any dividend or other distribution made in respect of Shares held subject to Restrictions but this does not apply if the Shares are to be forfeited under clause 11.10.

11.15 Bonus and rights issues

A Grantee can participate in any bonus issue of Shares or pro rata rights issue of Shares made by the Bank or sell renounceable rights. If any shares are issued in respect of, or exchange for, or in substitution of, any Shares by reason of any bonus issue or other change in the capital structure of the Bank, such shares are to be held by the Grantee according to the terms of the Restrictions and any Non-Disposal Period.

11.16 **Distributions on Forfeited Shares**

The Plan Company may use any dividend, bonus issue or other benefit received in connection with Forfeited Shares for any purpose relevant to the Plan or apply them in accordance with the directions of the Bank.

11.17 **Connection with other schemes**

Participation in the Plan does not affect, and is not affected by, participation in any other scheme of the Bank unless the terms of that scheme provide otherwise.

11.18 **Plan Company capacity**

The Plan Company acts as principal in the operation of the Plan and not as a trustee or an agent of the Bank or, subject to clause 11.18, of Granters or Participants.

11.19 **Plan Company as agent**

The Plan Company may act as agent for the relevant Grantee in the sale of Shares.

11.20 **Replacement of Plan Company**

The Bank may replace the Plan Company and appoint a new entity to be Plan Company at any time by notice in writing to the Plan Company and on such other terms (if any) as agreed between the Bank and the Plan Company.

11.21 **Limited application of Plan**

These Rules:

(a) do not confer on any Relevant Participant the right to continue as an Employee; and

(b) do not affect any right which the Bank or an Associated Company may have to terminate the employment of that Relevant Participant; and

(c) may not be used to increase damages in any action brought against the Bank or an Associated Company in respect of that termination.

SCHEDULE 1

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = the new Exercise Price of the Option

O = the old Exercise Price of the Option

E = the number of Shares into which one Option is exerciseable.

P = The average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date.

S = Subscription price for one Share under the renounceable rights or entitlements issue.

D = Dividend due but not yet paid on Shares (except those Shares to be issued under the renounceable rights issue or entitlements issue).

N = Number of Shares with rights or entitlements that must be held to receive a right to one new Share.

SCHEDULE 2

Macquarie Bank Limited

Macquarie Bank Employee Share Option Plan

POWER OF ATTORNEY

I [ ] of [ ] hereby grant an irrevocable power of attorney to the entity acting as Plan Company under the Macquarie Bank Employee Share Option Plan ("MBESOP") from time to time ("Plan Company") and each of its officers jointly and severally ("the Attorneys").

This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Attorneys to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

Signed by the said]

[ ]]

in the presence of]

[ ]]



Macquarie Bank Limited

Presentation to:

Securities Institute of Australia and Australian Institute of Company Directors Adelaide

Allan Moss

28 June 2002



Ranked in top 15 investment banks globally

- Full service investment bank in Australasia
- Focused participant in international markets
- Market capitalisation:

Macquarie Bank:	MBL	$6.2B	26th
Macquarie Bank listed "family":		$15.1B	~10th


Year to March 2002 - $250 m
200
150
100
50
0


Change in operating profit
for leading investment banks
Macquarie Bank
Movement in Operating Profit Year to March 2002

Macquarie Bank

Standard deviation of percentage change in reported operating profit of leading investment banks for previous 10 years


The Story
Since We Listed in
July 1996



2.7 times profit at listing
($m)
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002



Revenue
3.7 times revenue at listing
($m)
1800
1600
1400
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002


2.7 times RWA at listing
12
10
8
6
4
2
0
1996
1997
1998
1999
2000
2001
2002


Tier one capital
4.4 times Tier 1 capital at listing
($m)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002


Staff
2.7 times staff at listing
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1996
1997
1998
1999
2000
2001
2002
11


International staff
7 times at listing
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
12


Now 38 times at listing
Market Cap – Macquarie
Listed Funds
$ million
10000
8000
6000
4000
2000
0
MIG MCW MGI MOF MLE MAP MPR


Global presence
Active globally
→ ~5000 employees
→ 41 locations: 16 Australia, 25 internationally
14



[illegible] 2002 [illegible]

- → [illegible] - reorganised to enhance client focus - growth in specialist funds
- → [illegible] - good income diversity and strong final quarter
- → [illegible] - record profit from all major businesses
- → [illegible] – funds under management up 19%
- → [illegible] – Australia and South Africa up, Hong Kong and Europe way down
- → [illegible] – strong growth across the Group, technology programme substantially completed



Where the revenue comes from

By revenue type

	Full Year 2002 $m	Full Year 2001 $m
Fees and commissions	1,003	831
Trading	361	457
Net interest	219	179
Other	17	5
Total Revenue	**$1,600**	**$1,472**


Record equities result in Australia
Up 45%
Insto Broking
Retail Broking
Underwriting
Equity Markets (Derivatives)
17


Where the revenue comes from
International vs domestic
→International operations now contribute ~30% of revenue – 11 times at listing
→Very good growth in domestic revenue
Total operating revenue (excluding earnings on capital) ($ m)
18


By customer
→Investors and Intermediaries
→Rapidly growing market
→Committed across the Bank


Specialist funds –
continued strong growth
→Specialist Funds - up 73% on prior year
→General Funds – 19% growth (excluding wrap)
Other
Property
Infrastructure
Mar-01
Sep-01
Mar-02



Macquarie Group deliver for investors

- →Macquarie Infrastructure Group –accumulated annual return since listing 28.3%
- →Macquarie Direct Investment funds – average IRR of 23.5%
- →Macquarie Goodman Industrial Trust – No.1 ranked industrial trust over 5 years to April 2002 – accumulated annual return 14.3%
- →Macquarie Office Trust – No.1 ranked office trust over 5 years ended April 2002 – accumulated annual return 13.0%
- →Macquarie CountryWide Trust (regional large supermarkets) – No.3 ranked retail trust over 5 years ended April 2002 – accumulated annual return 16.5%



Macquarie ProLogis Trust update

ASX: MPRCA

- →41distribution centres in U.S.A. and Mexico
- →Market capitalisation $290.6 million
- →Forecast to yield 10% p.a.
- →Application price of 75 cents per unit
- →Opened at 82 cents (26.06.02)



- → Announced acquisition of NTL Australia (now Broadcast Australia) 22 February 2002 as seed asset for Macquarie Communications Infrastructure Group (MCIG)
- → Broadcast Australia owns and operates national broadcast transmission infrastructure for ABC, SBS and various other regional television and telecommunications operators
- → Bridging debt for Broadcast Australia being refinanced with AAA rated Medium Term Notes (MTN's)
- → Debt roadshow is complete and pricing of $650m MTN's imminent
- → Institutional 'pre-marketing roadshow' commenced last Friday and will complete early next week (Australia, Asia and Europe)
- → Sell down of equity expected to commence mid July



Sydney Airport – unique growth machine

- → High international traffic
  - → 34.5% international passengers

  Note: global history of 2xGDP traffic growth
- → Flexible regulatory environment
- → Compares very well with alternative investments, e.g. property
- → Macquarie Airports holds 44% (4% indirectly)


Prospective EBITDA multiples
22.5
17.4
16.9
14.7
13.2


• Macquarie Country Wide • Macquarie Direct • Macquarie Airports
• Macquarie Office Trust • Macquarie Goodman • Medallist
• Macquarie Leisure Trust • Macquarie Infrastructure • Global Infrastructure


Assets across the globe
• Macquarie Country Wide • Macquarie Direct • Macquarie Airports • Macquarie ProLogis
• Macquarie Office Trust • Macquarie Goodman • Medallist • Global Infrastructure
• Macquarie Leisure Trust • Macquarie Infrastructure • Schroders Asian Properties
21


Committed to service in South Australia
Macquarie Financial Services
Investment Banking
Professional Business Banking
Macquarie Mortgages
120
100
80
60
40
20
0
Acquisition of Day Cullen
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



Overall outlook

- → Investment of the new capital will increasingly contribute to growth
- → Confident of continued growth in specialist funds
- → Equity Markets Group leveraged to market conditions
- → Continued strong growth in "Investor & Intermediary" client set
- → We will benefit from cost initiatives
- → Subject to reasonable market conditions expect good growth in revenue and profit



Macquarie Bank Limited

Presentation to:

Securities Institute of Australia and Australian Institute of Company Directors Adelaide

Allan Moss

28 June 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

Macquarie Bank Limited

VOLUME II

Releases to the Australian Stock Exchange made in 2002 (continued)

2002 ASX 51

Macquarie Bank Limited
ACN 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

1 July 2002

Companies Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000


MACQUARIE
BANK

BY HAND

Dear Sir

Re: Macquarie Bank Limited- 2002 Employee Share Option Plan Prospectus

Enclosed is a copy of the above prospectus.

Yours faithfully

Dennis Leong
Company Secretary

EMPLOYEE SHARE OPTION PLAN

PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN
JULY 2002


MACQUARIE
BANK

Dennis Leong
Company Secretary
? July 2002

FINAL

This Prospectus is dated 1 July 2002. A copy of this Prospectus was lodged with ASIC on 1 July 2002

Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

The exposure period commences on the date of this Prospectus and will be for 7 days although it may be extended by ASIC for up to 14 days. MBL is prohibited from processing applications during the exposure period. Applications received during the exposure period will not be processed until after the expiry of this period.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary of Terms.

TABLE OF CONTENTS

HOW TO APPLY FOR OPTIONS	1
1. OVERVIEW	2
2. THE OFFER AND THE OPTION PLAN	4
3. DEFERRED EMPLOYEE SHARE OPTION PLAN	18
4. TAXATION CONSIDERATIONS	24
5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT	32
6. DESCRIPTION OF MACQUARIE BANK LIMITED	37
7. ADDITIONAL INFORMATION	42
APPENDIX: SAMPLE DEED OF GRANT	45
GLOSSARY	48
OPTION APPLICATION INSTRUCTIONS	52
MACQUARIE BANK LIMITED DIRECTORY	53

FINAL

HOW TO APPLY FOR OPTIONS

Eligible Executives wishing to participate in the Offer should:

- sign the personalised appointment of Power of Attorney that comprises part of the personalised Application Form accompanying this Prospectus; and
- deliver their completed Power of Attorney to Joanne Hawkins, Assistant Company Secretary, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 5.15 pm Sydney time on the closing date specified in the Application Form.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Joanne Hawkins with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date

LATE APPLICATIONS WILL NOT BE ACCEPTED

IMPORTANT NOTICE

This Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Prospectus.

After reading this Prospectus, an Eligible Executive may call Joanne Hawkins on (02) 8232 3506 or Helen Borland on (02) 8232 3202 with questions about the procedures relating to the Offer or the Option Plan. If there are any other queries, Eligible Executives should seek advice from their financial adviser.

1. OVERVIEW

This Prospectus sets out the terms and conditions of the 2002/2003 Offers under the Macquarie Bank Employee Share Option Plan. It is to be read subject to the formal Rules which govern the Option Plan, a copy of which is available on MacNet or upon request and which are summarised in this Prospectus.

The Option Plan is an incentive scheme for senior employees of the MBL Group. Currently, participation in the Option Plan is limited to Associate Directors, Division Directors and Executive Directors of, or consultants to, the MBL Group, (together referred to as "Executives" in this Prospectus). The objective is to enhance their performances by providing them with equity interests in the Bank and, hence, further aligning their interests with those of the MBL Group and its shareholders.

Participation in the Option Plan is open only to Eligible Executives and is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated). Eligible Executives have been offered the number of Options and the Options are exercisable at the price, set out in the personalised Application Form. No consideration is payable for the grant of Options.

The Options carry no voting or dividend rights but they allow the holder of the Options to participate in any growth in the Bank's ordinary share price and future bonus and cash issues by exercising the Options in the future at the price set now.

For Options granted on promotion or as part of annual remuneration reviews in 2002, each allocation of Options will vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2004;
(b) as to another one third of the Options, on 1 July 2005; and
(c) as to the remaining one third of the Options, on 1 July 2006.

For Options granted to new MBL employees, Options vest progressively over four years as follows:

(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment with the MBL Group;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment with the MBL Group; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment with the MBL Group.

unexercised Options will lapse after the Expiry Date, normally five years from the date of grant. When an Eligible Executive leaves the employment of the MBL Group, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 below.

Each Option is exerciseable into one fully paid ordinary share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue. The Exercise Price for Eligible Executives granted Options pursuant to promotion or annual compensation review in 2002, will be the weighted average price of the Shares traded on ASX during the month of June 2002 (adjusted for cum-dividend trading and excluding certain special trades). For Eligible Executives being granted Options on commencing employment, the Exercise Price is generally the weighted average price of the Shares traded on ASX during the calendar month before the date the offer of employment was accepted.

Exercise of Options is subject to the Bank's staff trading rules. Further, Options granted to UK residents and to Executive Directors of the Bank are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 below. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 2.8 below.

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares resulting from the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of this Prospectus and other Bank restrictions, for example, staff trading rules.

Options may only be acquired in the name of the Eligible Executive or a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive and in all cases will be registered in the name of a nominee company, Lacuna. The Options may not be acquired in any other name. Eligible Executives who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

A description of the Option Plan is contained in the following pages. Please carefully read this Prospectus before proceeding to apply for Options.

2. THE OFFER AND THE OPTION PLAN

2.1 TIMETABLE

The Offer period applying to an Eligible Executive is set out on the personalised Application Form which accompanies this Prospectus. The completed Application Form must be received by 5.15 pm Sydney time on the date shown on the Application Form. Late applications will not be accepted.

2.2 THE OPTION PLAN

The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of employees of the MBL Group, including persons who provide services to the Group on a long term consultancy basis. The Plan is governed by the Rules, which are summarised in the following sections of this Prospectus. A full copy of the Rules is available on MacNet or upon request from Joanne Hawkins or Helen Borland.

Under the Rules, at any time, the total number of Shares which the Bank would have to issue if all Options which have not lapsed were exercised; may not exceed 20 per cent of the aggregate of:

- the number of Shares on issue at that time (whether fully paid or partly paid); and
- the total number of Shares (whether fully paid or partly paid) which the Bank would have to issue if all rights to require the Bank to issue Shares which the Bank has then granted (including, without limitation, all Options and assuming all those rights are then fully exercisable or enforceable) were enforced or exercised to the greatest extent permitted.

The Board has also put in place a second limit on the number of Options that may be outstanding at any point in time. This is the same as the limit above but assuming that any exercised Options granted less than five years ago, where the Executive is still with the Group, are still unexercised.

This second Board imposed limit is subject to Board review and amendment over time.

2.3 GRANT OF OPTIONS

2.3.1 Participation in Option Plan

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MBL Group and the services provided to the MBL Group by the Executive;

(b) the Executive's record of employment with or service to the MBL Group;

(c) the Executive's potential contribution to the growth of the MBL Group; and

(d) any other matters which are indicative of the Executive's merit.

If this Offer is accepted, the Bank will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee, which will be registered in the name of Lacuna, on the Optionholder's behalf. On exercise by the Optionholder, Lacuna, as nominee, will initially be allotted Shares which will rank pari passu with all other Shares then on issue. These Shares are then transferred to the beneficial owner or otherwise dealt with by the beneficial owner, subject to the DESOP provisions described in Section 3 which place certain restrictions on the beneficial owner's ability to deal with these Shares.

2.3.2 Exercise Price

The Exercise Price applicable to an Eligible Executive is set out in his/her personalised Application Form.

The Exercise Price is determined by the Bank. Eligible Executives receiving invitations resulting from the Bank's annual promotion and compensation review process in 2002 will have an exercise price which is the weighted average price of Shares traded on ASX during the month of June 2002 (adjusted for cum-dividend trading and excluding certain special trades). For Eligible Executives being granted Options on commencing employment, the exercise price will normally be the weighted average price of Shares traded on ASX during the calendar month before the date of formal acceptance of the offer of employment. However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

2.3.3 Controlled Company/ Permitted Trustee

The Rules allow an Eligible Executive to nominate a Controlled Company, as defined in the Rules, as the beneficial owner of the Options allocated to the Eligible Executive. A Controlled Company is defined in the Rules to mean, in relation to an Executive, a body corporate in respect of which one or more of the following applies:

(a) the Executive holds more than one-half of the issued share capital;
(b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and
(c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.

If an Eligible Executive wishes to nominate such a company, the Eligible Executive should notify Joanne Hawkins in writing as soon as possible with the name, ACN, place of incorporation and registered office address of the company so that revised Powers of Attorney can be sent to the Eligible Executive in time to reply by the closing date. The Deed of Grant will be required to be entered into by both the Eligible Executive and the Controlled Company and hence a Power of Attorney for each will be required.

The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, as the beneficial holder of the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an Option on trust for a Participant from time to time. The only entity currently approved as a Permitted Trustee is the "International Pension Plan", which is a pension plan available to certain employees on international assignment in the United Kingdom. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee as the beneficial holder of their Options.

Eligible Executives, who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

If an Eligible Executive accepts this Offer, the Eligible Executive will be required to execute an agreement between the Bank, Lacuna and the Eligible Executive. This agreement will provide that Lacuna will hold the Options as nominee for the Optionholder and that all benefits of ownership will be passed to the Optionholder.

Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options via a Controlled Company or a Permitted Trustee (see section 4.4 below).

No cash outlay will be required to be paid to the Bank other than payment of the Exercise Price on exercise of the Options, plus any Exercise Fee which may be payable in respect of the exercise of Options subject to United Kingdom National Insurance Contributions. (see section 2.7 below).

Any liabilities associated with holding Options are the responsibility of the Optionholder, particularly as regards the payment of any exercise amount, tax and duties

Options will be granted shortly after the closing date of the Offer.

2.4 EXPIRY AND LAPSE OF OPTIONS

Options will expire on, and so may not be exercised after, the fifth anniversary of the date of grant ("Expiry Date").

2.4.1 Lapse of Options

Each Option lapses:

(a) on exercise of the Option;

(b) if the Option has not been previously exercised, on the Expiry Date;

(c) if the relevant Executive:

- (i) dies;
- (ii) ceases to be an employee of the MBL Group before the Option has vested (see below); or
- (iii) ceases to be an employee of the MBL Group after the Option has vested and the Option is not exercised within six months of ceasing to be an employee;

(d) if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Bank or any associated company of the Bank and the Executive Committee (in its absolute discretion) determines that the Option lapses;

(e) if the Bank commences to be wound up; or

(f) if the Optionholder was a Controlled Company of an Executive or a Permitted Trustee of an Executive when the Option was granted and, without the prior written consent of the Executive Committee, the Optionholder ceases to be a Controlled Company of the same Executive or a Permitted Trustee of the same Executive, as the case may be.

If the relevant Executive ceases to be an employee of the MBL Group after an Option has vested and before the Expiry Date, or the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit)

decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of retirement, ill-health, accident or redundancy)

2.4.2 Employment Events

Options granted under this Offer are issued subject to a condition that a proportion of those Options, held in respect of an Executive which have not yet vested will lapse if an Employment Event occurs in respect of that Executive. For the purpose of Options issued under this Offer, an Employment Event occurs if:

(a) the Executive changes from full-time work to part-time work including part-time consultancy arrangements; or

(b) takes leave without pay, apart from maternity leave, in excess of 3 months; or

(c) the Executive reduces his/her part-time hours of work.

If an Executive takes maternity leave for a period of 12 months, which is immediately followed by a period of approved unpaid leave of more than 3 months, an Employment Event will only occur in respect of that Executive when the period of unpaid leave exceeds 3 months. The number of Options which will lapse as a result of an Employment Event will be calculated immediately prior to the relevant vesting date of the Options, as set out below.

If an Employment Event occurs in respect of an Executive, the number of Options held in respect of that Executive which would be retained by the relevant Optionholder is:

(a) all vested Options at the time of the occurrence of the Employment Event; and
(b) the following proportion of each tranche of unvested Options (determined immediately prior to the relevant vesting date for that tranche):

Tranche 1 (ie those Options which vest on 1 July 2004 or the second anniversary of the date the Executive commenced employment with the MBL Group as the case may be)

$$\frac{\text{number of paid hours worked in 24 months preceding the vesting date}}{\text{2 x annual full time hours}} \times \text{first tranche}$$

Tranches 2 and 3 (ie those Options which vest on 1 July 2005 and 1 July 2006 respectively, or on the third and fourth anniversary of the date the Executive commenced employment with the MBL Group as the case may be)

$$\frac{\text{number of paid hours worked in 12 months preceding the vesting date}}{\text{annual full time hours}} \times \text{second or third tranche*}$$

* as appropriate

The remaining unvested Options held in respect of that Executive, which are not to be retained by the relevant Optionholder as determined above will lapse.

The relevant MBL Group Head may determine in their absolute discretion, that some or all Options which would otherwise lapse because of a prior Employment Event do not lapse, in their absolute discretion.

For the purposes of employment at MBL, full-time employment is recognised to comprise 37.5 hours per week. No Executive is entitled to be granted more Options if an Employment Event occurs such as the Executive changing from part-time employment or consultancy to full-time employment or the Executive, being a part-time employee or consultant, increases the number of hours he or she works per week.

For example:

An Executive who holds 3000 unvested Options that were issued under this Offer works full-time from 1 July 2002 to 30 June 2003, that is 37.5 hours per week. If that Executive then changes to part-time work ie 3 days per week from 1 July 2003 to 30 June 2004, that is 22.5 paid hours per week (37.5 x 3/5 = 22.5), then the Executive will *retain* the following number of the first tranche of his/her Options:

$$\frac{(52 x 37.5)+(52 x 22.5)}{2 x (52 x 37.5)} = \frac{3120}{3900} \times \quad 1000 \text{ options} = 800 \text{ Options}$$

Therefore, 200 of the Executive's unvested options will *lapse*.

If the Executive continues part-time work for 3 days per week from 1 July 2004 to 30 June 2005, then the Executive will *retain* the following number of the second tranche of his/her Options:

$$\frac{(52 x 22.5)}{(52 x 37.5)} = \frac{1170}{1950} \quad \times \quad 1000 \text{ options} = 600 \text{ options}$$

Therefore, 400 of the Executive's unvested options will lapse.

If the Executive reverts to full time work from 1 July 2005 to 30 June 2006, then the Executive will retain all of the third tranche of his/her Options, being 1,000 Options.

2.5 VESTING OF OPTIONS

The Options are subject to a vesting arrangement such that Options which have not vested at the date of ceasing employment with the MBL Group will, unless the Board or Executive Committee resolve otherwise, immediately lapse unexercised. The vesting arrangement applicable to the Options offered to an Eligible Executive is set out in his/her Application Form.

For Options granted on promotion or as part of annual remuneration reviews in 2002, each allocation of Options will vest progressively over four years as follows:
(a) as to one third of the Options, on 1 July 2004;
(b) as to another one third of the Options, on 1 July 2005; and
(c) as to the remaining one third of the Options, on 1 July 2006.

For Options granted to new MBL employees, Options vest progressively over four years as follows:
(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment with the MBL Group;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment with the MBL Group; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment with the MBL Group.

Once vested, each Option is exerciseable until the Expiry Date into one Share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue.

2.6 EXERCISE OF OPTIONS

Exercise of Options by Executives is subject to the Bank's staff trading rules at the time of exercise. Under the current staff trading rules, Options may only be exercised:
(a) from the ex-dividend date for the Bank's Shares in May/June until the end of August;
(b) from the ex-dividend date for the Bank's Shares in November/December until the end of February; and/or
(c) during the month immediately preceding the Expiry Date.

The Rules set out other periods during which Options may be exercised including where the Bank makes a rights or entitlements issue of securities to its ordinary shareholders (and the Options have vested), where there is a deemed "Change in Control" of the Bank and where a takeover offer is made for the Shares. Please refer to the Rules for further details.

Subject to the Rules (in particular as described in section 2.10 below) and the staff trading rules, once an Optionholder, (or if the Optionholder is a Controlled Company or a Permitted Trustee, the relevant Eligible Executive), leaves the employ of the MBL Group, any vested Options may be exercised during the next six months, (subject to the above staff trading rules) after which the Options will lapse unexercised.

At the time of exercising Options, Optionholders will need to consider whether they are in possession of information which may lead to any contravention of the insider trading laws in the Corporations Act. If in any doubt please seek professional legal advice.

To exercise an Option, an Optionholder must give a notice specifying that he or she wishes to exercise the Option to the Bank accompanied by:

(a) the relevant Option Certificate, if any; and
(b) payment of the full amount of the Exercise Price.

Exercise of an Option is only effective when the Bank receives full value for the full amount of the Exercise Price, which must be made by cheque, bank draft or other immediately available funds in favour of the Bank. The Bank does not currently require a minimum number of Options to be exercised but the Rules provide that the Executive Committee may, in the future, determine a minimum number. The exercise of an Option does not prevent the exercise of any other Option.

Not more than fifteen business days after the exercise of an Option becomes effective, the Bank must allot and issue the Shares the subject of the Option. These Shares will rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with all other Shares then on issue. The Bank must apply to ASX (and any other stock exchange on which the Shares of the Bank are then quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

Where at the same time an Optionholder is obliged under the Rules to make a payment to the Bank and the Bank is also obliged under the Rules to make a payment to the Optionholder, the Executive Committee may decide to set off the amount of those payments so that:

(a) payment of the lesser amount is fully satisfied; and
(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

Please also refer to Section 3 for information on restrictions on Shares resulting from the exercise of Options.

Dealing in Shares resulting from the exercise of Options is also subject to the Bank's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately two to four weeks duration following the announcements of the Bank's interim and final results and after the Bank's shareholder annual general meeting.

2.7 EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

In the United Kingdom ("UK"), National insurance ("NI") contributions will be payable by the Bank at the time of exercise of Options issued to UK residents after 5 April 1999 Employers' NI contributions are currently levied at the rate of 11.9% and in respect of Options will (based on current legislation) be applied on the difference between the amount paid for the Option and the market value of the resulting share(s). Based on current legislation, UK NI contributions will be payable on exercise of Options even if the Grantee has subsequently ceased to be a resident of the UK.

The Executive Committee has resolved to apply the existing Group-wide policy of recovering the cost of such taxes and charges from the affected employees. As a result, Options issued to UK residents pursuant to this Prospectus will be subject to a special "Exercise Fee."

This Exercise Fee will be equivalent to the amount of any taxes or charges (including but not limited to employers' UK NI contributions) which are or may become payable as a result of the exercise of the Options. This amount will be in addition to the Exercise Price of the Options and will be payable at the time the Options are exercised.

UK Residents should also note that employees' NI contributions are also payable by the Grantee calculated at the rate of 7% per annum of income derived from UK services, but are subject to a maximum of £215 per month.

A specific Application Form must be completed by Optionholders who will be resident in the UK at the time that their Options are granted. This Application Form sets out details of the Exercise Fee.

2.8 U.S TRANSFER RESTRICTIONS

Neither the Options nor the Shares issuable upon exercise of the Options have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities

Act"), or any U.S. state or other securities laws. The Options and the Shares have not been approved, disapproved or recommended by any U.S. federal, state or other securities commission or regulatory authority.

The Options and the Shares issuable upon exercise of the Options constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. The Options or Shares may be offered, sold or otherwise transferred only (a) outside the United States in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), (c) to a person whom it reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act covering the shares, and in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

2.9 EXERCISE CONDITIONS ON EXECUTIVE DIRECTOR OPTIONS

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. In summary, vested Options granted to Executive Directors who are not members of Executive Committee at the time of grant, may be exercised if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Executive Directors who are members of the Executive Committee at the time of grant may exercise vested Options if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The condition will be examined quarterly from vesting until expiry of the Options. Options which have vested, but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

2.10 MODIFICATION OF VESTING PERIOD, EXERCISE PERIOD AND EXERCISE CONDITIONS

Where an Executive ceases or gives notice that she/he intends to cease to be an employee of the MBL Group before any Options held vest, or the Executive's Application Form so provides, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

(a) that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;
(b) that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the Expiry Date); and
(c) that any exercise condition of the Option be waived.

2.11 DIVIDEND, VOTING, ADJUSTMENTS AND OTHER RIGHTS

Options carry no dividend or voting rights. The Rules also state that the Option Plan does not give an Executive any additional rights to compensation or damages as a result of the termination of employment or appointment.

2.11.1 Capitalisation of profits or reserves

Where prior to the Expiry Date of an Option, the Bank issues Shares by way of capitalisation of profits or reserves, subject to the clauses on Pro-Rata Bonus issues (see 2.11.6 below), the Board or the Executive Committee may in their absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

2.11.2 New Issues

Where prior to the Expiry Date of an Option, the Bank gives holders of Shares the right (pro-rata with existing shareholdings) to subscribe for additional Shares and the Option is not exercised as contemplated below (see 2.11.3), the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with the formula below:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = new Exercise Price of the Option;

O = old Exercise price of the Option;

E = number of Shares into which one Option is exercisable,

P = the average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date;

S= subscription price for one Share under the rights or entitlements issue;

D= dividend due but not yet paid on Shares (except those Shares to be issued under the rights issue or entitlements issue);

N= number of Shares with rights or entitlements that must be held to receive a right to one new Share.

2.11.3 Rights/entitlements issues

Where an Option has vested and prior to the Expiry Date of an Option, the Bank makes an offer or invitation to holders of Shares for subscription for cash for shares, options or other securities of the Bank or any other entity, the Bank must give the Optionholder notice not less than ten business days before the book's closing date to determine entitlements to receive that offer or invitation. This is to enable the Optionholder to exercise the Option and receive the offer or invitation in respect of the Shares allotted on exercise of the Option.

2.11.4 Sub-division, consolidation or conversion

Where prior to the Expiry Date of an Option, the Bank subdivides or consolidates its shares, the Shares issued to the Optionholder on exercise of the Option are the number of securities of the value and with the rights that the Shares, which would otherwise have been issued on exercise of the Option, would have become as a result of that sub-division or consolidation.

2.11.5 Reconstruction, reduction or return of capital

Where prior to the Expiry Date of an Option, the Bank reconstructs, reduces or returns its issued capital or buys back Shares, the number or nominal value of the Shares to be issued on exercise of the Option are reconstructed in the same proportion as the issued capital of the Bank is reconstructed, reduced or returned (subject to the same provisions with respect to rounding of entitlements as applied in relation to the reconstruction, reduction or return of capital). In all other respects the terms for the exercise of the Option are unaltered.

2.11.6 Pro-rata bonus issues

Where prior to the Expiry Date of an Option, the Bank makes a pro-rata bonus issue to holders of Shares and the Option is not exercised before the book's closing date to

determine entitlements to that bonus issue, the number of Shares to be issued on exercise of the Option is the number of Shares, which would have been issued on exercise of the Option before that bonus issue, plus the number of bonus Shares which would have been issued to the Optionholder, if the Option had been exercised before that book's closing date

2.11.7 Notice of adjustment

The Bank must give notice to Optionholders of any adjustment to the number or description of securities which are to be issued on exercise of an Option or to the Exercise Price (if the Bank is listed on ASX, in accordance with the applicable Listing Rules).

2.11.8 Listing Rules

If the Bank is listed on ASX, each amendment contemplated by the provisions described above is subject to its being consistent with the Listing Rules.

2.11.9 Cumulative adjustments

Each adjustment described in 2.11.1 to 2.11.8 above is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time of the adjustment.

2.11.10 Rounding

Before an Option is exercised, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options). On exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

2.12 AMENDMENT OF THE OPTION PLAN

Subject to the Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

(a) amend all or any of the Rules or all or any of the rights or obligations of the Optionholders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Eligible Executives employed in, resident in, or who are citizens of, a particular jurisdiction.

2.13 TRANSFER OF OPTIONS

Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable, except in the situations described immediately below or with the prior written consent of the Executive Committee.

If an Optionholder, or the Eligible Executive of an Optionholder, if the Optionholder is a Controlled Company or a Permitted Trustee, dies after an Option has vested and before the Expiry Date of the Option, with the written approval of the Executive Committee in its absolute discretion the Option may (but only at a time permitted by the approval and in accordance with any conditions specified in the approval) be exercised by:

- the legal personal representatives of the Optionholder and to the extent necessary for this to occur, the Option may be transferred to the legal personal representatives; or
- the Optionholder, if the Optionholder is a Controlled Company or a Permitted Trustee.

2.14 ADMINISTRATIVE ARRANGEMENTS

The Deed of Grant, whereby Options are granted, between an Eligible Executive, (the Eligible Executive's Controlled Company or Permitted Trustee, if applicable), the Bank and Lacuna may be executed by an Attorney for the Eligible Executive and, if applicable, the Controlled Company or the Permitted Trustee.

Eligible Executives wishing to be granted Options should complete the Power(s) of Attorney incorporated in the Application Form, which appoints Dennis Leong, Company Secretary, Amelia Cho, Assistant Company Secretary and Joanne Hawkins, Assistant Company Secretary as the attorneys to execute the Deed of Grant, and return to Joanne Hawkins by the date stated in the invitation.

A separate power of attorney is also incorporated into the Application Form which relates to the DESOP (see section 3.4 below).

A sample Deed of Grant is attached as the Appendix.

3. DEFERRED EMPLOYEE SHARE OPTION PLAN

3.1 INTRODUCTION

In May 2000, the Board approved amendments to the Option Plan Rules to introduce a six month Non-Disposal Period and other Restrictions relating to granting security over or disposing of the Shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These amendments are referred to as the Deferred Exercise Share Option Plan ("DESOP").

Shares resulting from the exercise of Options will be placed under the DESOP, unless Optionholders request the Bank waive the application of the DESOP arrangements to some or all of the Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any Associated Company then this request will be granted by the Bank.

The taxation implications of participating in the DESOP are set out in the "Taxation Considerations" section below.

3.2 HOW THE DESOP OPERATES

3.2.1 MBL Shares resulting from the exercise of Options

An Optionholder's Shares resulting from the exercise of Options are now automatically placed into the DESOP. The Option Exercise Form must be completed and signed by the Optionholder at the time the Optionholder elects to exercise their Options. At this time the Optionholder may also request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares issued on exercise of the Option. The Shares will be held outside the DESOP, provided this request is accepted by the Bank.

3.2.2 How the Shares are held in DESOP

The Shares which are held in the DESOP will be registered in the name of the Optionholder and cannot be held under any other name. The Shares are held subject to the terms of the DESOP. The Shares will be uncertificated. A DESOP Participant will be sent a holding statement shortly after the Shares are registered in their name.

3.2.3 Purpose and role of the DESOP

The Bank has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders. The Shares resulting from the exercise of the Options are placed into the DESOP and held in the Optionholder's name.

Shares held in the DESOP may qualify for a tax deferral until the earlier of ten years from the date of grant of the underlying Options or the date the relevant Eligible Executive resigns from the Bank or an Associated Company of the Bank. (See section 4, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP.

3.2.4 How the DESOP is administered

The day to day administration of the DESOP is undertaken by the Plan Company, an independent company owned by White iiffe Chartered Accountants. The Bank may replace the Plan Company and appoint a new entity to act as the Plan Company at any time by notice in writing to the Plan Company or otherwise as agreed between the Bank and the Plan Company.

3.3 MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of the Bank or an Associated Company, if earlier).

Where the Eligible Executive is the Optionholder and provided the Eligible Executive does not make the taxation election discussed in section 4, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options. Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the Eligible Executive ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where a Controlled Company is the Optionholder, participation in the DESOP will create no additional taxation consequences.

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for administration costs involved in operating the DESOP as these costs are borne by the Bank.

Some examples of situations in which an Executive may wish to request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares

1. Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 3.6) for the entire time the Shares are held in DESOP;
2. Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Bank;
3. Executives who are overseas residents;
4. Executives who hold their Options via a company structure and who pay tax on receipt of the Options;
5. Executives who are intending to resign within a short time frame from the Bank or an Associated Company of the Bank (once employees resign, they cannot remain in the DESOP); and
6. Executives who wish to sell the Shares on exercise of the Options.

3.4 HOW TO EXERCISE AND NOT PARTICIPATE

The Application Form for Eligible Executives to apply for Options also includes a DESOP Power of Attorney, which must be completed as part of the application for Options. The DESOP Power of Attorney will enable the Plan Company and its officers to acquire, dispose of, or to otherwise deal with, any Shares under the DESOP on behalf of the DESOP Participant. Shares issued as a result of the exercise of Options will automatically be placed under the DESOP.

Before an Optionholder exercises Options, the Optionholder must complete an Option Exercise Form. The Option Exercise Form will allow an Optionholder to request the Bank to waive the application of the Non-Disposal Period and Restrictions on all or a lesser nominated amount of Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of their obligations to the Bank or any Associated Company then this request will be granted by the Bank. Any remaining Shares not subject to a waiver will be held in the DESOP. A DESOP Participant must hold a minimum of 100 Shares under the DESOP. There is no maximum limit on the number of Shares the Optionholder may hold in the DESOP in relation to Shares resulting from the exercise.

3.5 ENTITLEMENTS RELATING TO SHARES HELD IN DESOP

Shares held in DESOP are fully paid ordinary Shares ranking equally with all other fully paid ordinary Shares of the Bank then on issue. DESOP Participants who hold Shares in DESOP will, (unless the Shares are forfeited):

- receive dividends in relation to the Shares under the DESOP. When the dividends are received, they become part of the DESOP Participant's income and will need to be declared in their taxation return. The Share Registry will send dividend statements directly to the DESOP Participant;
- qualify for rights, bonus and other issues of the Bank's Shares (if any); and
- have normal voting rights.

3.6 RESTRICTIONS ON DEALING WITH SHARES HELD UNDER DESOP

The Shares held under the DESOP will be subject to the Non-Disposal Period and the Restrictions as set out in the Rules and summarised below.

3.6.1 Non-Disposal Period

A DESOP Participant may not sell, transfer, or dispose of any Shares held under the DESOP for a period of six months from the date that the Shares are issued to the DESOP Participant on exercise of the Option, unless:

i. the Plan Company approves the DESOP Participant's request for withdrawal because of special circumstances (eg death, total and permanent disability or demonstrated hardship) of the relevant Executive;

ii. the relevant Executive leaves the employ of the Bank or an Associated Company in the meantime. In this case, the Shares which are held by the relevant DESOP Participant will cease to be subject to the terms of the DESOP and will be held by the DESOP Participant outside the DESOP assuming the Shares are not liable to be forfeited; or

iii. a special situation arises such as a takeover of the Bank, a voluntary winding up of the Bank, the Shares become subject to compulsory acquisition, or the Bank being subject to a reconstruction or an amalgamation with other companies, in which case the Executive may be able to withdraw from the DESOP.

3.6.2 Forfeiture

A DESOP Participant will forfeit any right or interest in any Shares or entitlements under the DESOP to the Plan Company if the relevant Executive is dismissed with cause or commits any act of theft, fraud or defalcation in relation to the affairs of the Bank or any Associated Company (whether or not the Executive is charged with any offence) or if the relevant

Executive does an act (or fails to do an act) which, in the opinion of the Bank, brings the Bank or any Associated Company into disrepute.

The Bank may determine that any forfeited Shares or their proceeds are to be transferred to another employee, used in another employee share plan of the Bank or used in the Macquarie Bank Superannuation Fund.

3.6.3 Security Interests

Security interests, including charges and mortgages, may only be granted in respect of Shares held by the DESOP Participant under the DESOP if the DESOP Participant receives the prior written consent of the Plan Company and is approved by the Bank. Such consent will only be provided where the Plan Company and the Bank are satisfied that the security interest would not interfere with their ability to enforce the restrictions and forfeiture provisions under the Rules. It is expected that financiers may have difficulty in accepting Shares held in the DESOP as security and DESOP Participants *should not assume that they will to be able to charge or mortgage their DESOP Shares.*

3.6.4 Enforcement of Restrictions

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the six month Non-Disposal Period, the other Restrictions on a DESOP Participant dealing with Shares or granting a security interest over Shares and the forfeiture provisions, and the DESOP Participant must agree to such arrangements.

3.7 WITHDRAWAL AND SALE OF SHARES

Following the expiry of the six month Non-Disposal Period, DESOP Participants wishing to sell Shares may do so only after the Shares are withdrawn from the DESOP. Shares may remain subject to the DESOP for a period of up to ten years from the date of grant of the Options. DESOP Participants who wish to withdraw Shares from the DESOP (whether to sell them or otherwise) must submit a Notice of Withdrawal of Shares which must be approved by the Plan Company.

Shares held by a DESOP Participant will also be withdrawn from the DESOP (providing those Shares have not been forfeited) on the earlier of:

i. the relevant Executive ceasing to be employed by the Bank or an Associated Company; and
ii. ten years from the date of grant of the underlying Options.

If an Executive leaves the employ of the Bank or an Associated Company, then subject to the operation of the forfeiture provisions of the DESOP, the Plan Company will, on

receiving notification from the Bank of his/her ceasing employment, advise the Share Registry to lift any restrictions on the relevant DESOP Participant's Shares.

Trading in Shares will still be subject to the Bank's then applicable rules on staff trading. However, it is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about the Bank must not deal in Shares.

4. TAXATION CONSIDERATIONS

4.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and based on current Australian tax laws and practices. Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

Eligible Executives subject to tax in overseas jurisdictions should seek specific tax advice on their particular situations.

Relationship with other Equity Plans of the Bank

Participants in other employee equity plans should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the employee acquires shares or options in that year, but not to acquisition of shares pursuant to the exercise of options.

DESOP Conditions

Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Bank does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

4.2 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the Eligible Executive personally and the Tax Act section 139E election (see below) is not made, no tax is payable on grant of the Option.

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

i) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e the first day of the next staff trading period if the release occurs outside a staff trading period);

ii) when the Executive ceases employment with the Bank or an Associated Company (see section 4.5 below),

iii) ten years from the date of grant of the Options;

iv) where the Bank has waived the DESOP conditions the exercise of the Options will be the taxing point.

Note in relation to (i), the Commissioner may take the view that the cessation time is the time of release from DESOP conditions, not the first day of the next staff trading period.

If an Optionholder sells the Shares within 30 days of the Cessation Time, the Optionholder will be taxable as ordinary income (not capital gain) on an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an Optionholder holds the Shares beyond 30 days of the Cessation Time the Optionholder will be taxable on an amount equal to the market value of the Shares at the Cessation Time less the Exercise Price of the Options. This amount will be taxable as ordinary income (not capital gain) in the hands of the Optionholder. The market value is deemed to be the weighted average of the prices at which MBL Shares traded on ASX during the one week period up to and including the Cessation Day. For future capital gains tax ("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the Optionholder's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

4.3 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the Eligible Executive, the Tax Act section 139E election is available should the Eligible Executive wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Shares. Any further taxable amounts at that time are taxed as capital gains, not ordinary income. *Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options),* and enables the tax-concession under the Macquarie Bank Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.
An Eligible Executive has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election.

If an Eligible Executive makes the election, he/she must include a specified percentage of the Exercise Price as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are waived by the Bank. *Where the election has been made, the DESOP conditions do not have any tax effect: neither entry nor exit from the DESOP is a taxable event.*

The specified percentage to be included in the Optionholder's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage increases significantly. (In the extremely unlikely event that the Share price exceeds the Exercise Price by more than 37%, the gain itself is included in assessable income instead.)

If having made the election the Option expires unexercised, the Eligible Executive's tax return should be amended and the overpaid tax refunded (together with taxable interest).

50% CGT Concession

The 50% CGT concession will apply to a capital gain made on Shares which are sold more than 12 months after their acquisition date. There are currently two views as to the correct interpretation of the acquisition date provisions. The preferred view is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an Eligible Executive sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

The alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an Eligible Executive would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the Eligible Executive acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Bank does not warrant any particular treatment. Therefore, if you wish to adopt the alternative view you should discuss with your personal tax adviser the applicability of the alternative views above to your particular circumstances.

4.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined) of an Eligible Executive takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above

should be included as ordinary income in the Eligible Executive's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the Eligible Executive leaving the employment of the MBL Group. The capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Eligible Executive's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the Eligible Executive's assessable income but in this case, the tax paid by the Eligible Executive is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Bank. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

You should seek your own independent taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

4.5 IMPLICATIONS OF CESSATION OF MBL EMPLOYMENT

4.5.1 Optionholder is an Eligible Executive who has not made the section 139E election in respect of the year of grant of the Options

The Eligible Executive will be subject to income tax on cessation of employment with the MBL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

— If the vested Options are exercised <u>on or before</u> the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the date of exercise, the sales proceeds less the Exercise Price must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of exercise.

— If the vested Options are exercised on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the date of exercise, the Eligible Executive must include in his/her tax return for the year of exercise the "market value" of the Shares at the date of exercise less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the date of exercise of the Options. The "market value" is the weighted average Share price during the one week period up to and including the day of exercise. If there were no transactions during that period the latest offer price within that period is treated as the market value.

However, if the vested Options are exercised after the date of cessation of employment, the Eligible Executive must include in his/her tax return in the year of cessation of employment the greater of:

(i) the "market value" of MBL Shares on the date of cessation of employment less the Exercise Price of the Options; and

(ii) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MBL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.

DESOP Shares

If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the Eligible Executive's normal assessable income. CGT does not apply to the disposal unless the Exercise Price exceeds the net sales proceeds, in which case a capital loss will result.

— If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the Eligible Executive must include an income amount in his/her tax return for the year of cessation of employment being the "market value" of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.

— Should the Exercise Price exceed the market value, no amount will be required to be included in the Eligible Executive's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options
There are no tax implications if the Options lapse on the Eligible Executive leaving the Bank.

4.5.2 Eligible Executive has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Eligible Executive's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options
If Options held by an Eligible Executive lapse unexercised, the tax paid on grant may be refunded (with taxable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the Eligible Executive's assessable income.

4.6 REFORM OF THE AUSTRALIAN INCOME TAXATION SYSTEM

In August 1998 the Federal Government established the Review of Business Taxation Committee for the purpose of considering reforms to several areas of Australian revenue law. On 21 September 1999 the report of the Committee (the "Ralph Report") was released publicly, together with an announcement of the first stage of reforms to be implemented by the Federal Government. On 11 November 1999, the Treasurer announced the second stage of the reforms.

A number of these tax reforms have already been legislated. Pursuant to Government announcements, some tax reform proposals are not going to be progressed. Other measures have been proposed but not yet enacted including a proposal to introduce a new "cessation time" to employee share plans. If enacted, this new cessation time will apply to employees who cease to be a tax resident in Australia and who have not made an election to be taxed in the year of the grant of the Options. This will result in the relevant employees having a tax liability based on the market value of the relevant shares on their departure from Australia. As the details of this and other reforms have not been finalised or enacted, it is not possible to accurately state the implications of these reforms.

A number of these tax reforms have already been legislated. Pursuant to Government announcements, some tax reform proposals are not going to be progressed. Other measures have been proposed but not yet enacted including a proposal to introduce a new "cessation time" to employee share plans. If enacted, this new cessation time will apply to employees who cease to be a tax resident in Australia and who have not made an election to be taxed in the year of the grant of the Options. This will result in the relevant employees having a tax liability based on the market value of the relevant shares on their departure from Australia. As the details of this and other reforms have not been finalised or enacted, it is not possible to accurately state the implications of these reforms.

5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

5.1 FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The value of the Options will fluctuate with the value of the Shares, which are quoted on ASX. As Options cannot be transferred, the mechanism by which holders may obtain benefits is through exercising the Options into Shares. However, Options need not be exercised so that unlike Shares, a loss may be avoided by not exercising if the market price of the Shares is below the Exercise Price. No amount is payable for the grant of the Options.

Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on the Bank's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Bank, Eligible Executives will be aware of the myriad of factors which affect the Bank's performance.

There are two main financial benefits that may arise from owning Shares:

- income in the form of dividends; and
- growth in the value (capital appreciation) of Shares.

There are also risks associated with Share ownership. The Bank is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves an element of risk. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Bank.

The price at which Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

- the profitability of the Bank;
- the profit outlook for the Bank;
- the dividend policy of the Bank;
- the level of franking of the Bank's dividends;
- the credit ratings and strength of the balance sheet of the Bank; and
- the performance and success of the Bank's staff, management and Board and its policies and strategies.

External Factors

- movements in the general level of share prices on local and international share markets;
- the success of marketing and other strategies adopted by the Bank, relative to its competitors' strategies;
- developments in the banking, investment banking, stockbroking and other industries generally;
- the economic outlook in Australia and internationally;
- changes in government fiscal, monetary and regulatory policies;
- turnover and volatility of financial markets in Australia and overseas; and
- changes in interest rates, inflation rates, exchange rates and commodity prices

Please also refer below for discussion of the risks impacting on the Bank's performance.

Neither Macquarie Bank Limited nor any related body corporate of Macquarie Bank Limited nor any of its officers guarantees the value of the Options or Shares, that the Share price will be above an Optionholder's Exercise Price during exercise periods, the performance of Shares, the repayment of capital or the payment of a particular return on Shares.

5.2 RISKS TO THE BANK'S FINANCIAL PERFORMANCE

Risk Factors

Continued superior performance cannot be assumed. There are many risks in the markets in which the Bank operates. Performance can be influenced by a range of

factors, many of which are not within the Bank's control. In many parts of its business, the Bank constantly and deliberately assumes financial risk in a calculated and controlled way. Once a decision is made that a risk is acceptable, the Bank puts in place limits and an extensive range of procedures to monitor the risk.

The performance of all of the Bank's major businesses can be influenced by external market and regulatory conditions. If all or most of the Bank's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly

Market Risk

Market risk arises from changes in market prices or volatility which may result in adverse revaluation of Macquarie's trading portfolios. Macquarie trades in foreign exchange, interest rates, commodities, bond and equities markets, including being an active price maker in derivatives in these markets. Changes in market prices, particularly rapid and unexpected changes, could cause losses. The Bank's policy is to manage this risk by imposing limits on the size of its exposure in each market.

The Bank depends on external parties for credit and trading limits to carry out its funding and trading operations and in the process manage its market risks. These parties rely, to some extent, on the credit ratings assigned to the Bank by ratings agencies. Any downgrading of the Bank's rating could increase costs and restrict availability of credit and funding limits.

Credit Risk

Like any bank, the MBL Group assumes credit risk in its banking and securities businesses. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the period of the underlying contract. Credit losses can, and have, resulted in significant losses and sometimes financial failure in other financial institutions. The MBL Group puts great emphasis on credit management. While some credit losses have been incurred from time to time, these have not been material in relation to the Group's overall profitability or its capital base.

Most of the Bank's credit exposures arise from lending and trading contracts with Australian counterparties and counterparties based in OECD countries. In addition, however, there are exposures to counterparties in some non-OECD countries in Asia Pacific, Africa and Latin America. Where appropriate, the country risk is covered by political risk insurance

Underwriting risk

Equity and debt underwriting risk is also assumed by the MBL Group in the normal course of business. The MBL Group's general approach is to substantially sub-underwrite these risks but underwritten positions are assumed and can expose the MBL Group to losses

Liquidity risk

Liquidity risk arises from the Bank's requirement to fund its banking and trading operations on a daily basis. Any failure to meet this requirement may result in increased costs, inability to maintain market positions and review of the Bank's credit rating. The Bank adopts liquidity policies to manage this risk.

Operational risk

Operational risk arises from the manner in which the Bank conducts its business. The Bank faces operational risks which could lead to reputation damage, financial loss or regulatory risk in the event of an operational failure. Policies have been adopted to manage this risk. There remains a risk that the policy framework may prove inadequate or of failure to comply which may result in loss.

Macquarie's tax risk

In the ordinary course of its activities the MBL Group is exposed to risks arising from the manner in which the Australian and international tax regimes may be regarded by the relevant revenue and judicial authorities as applying to transactions entered into by the MBL Group. The MBL Group has in place controls and procedures to mitigate these risks but any changes in interpretation, application and administration of the law by the courts and the revenue authorities may result in significantly increased tax liabilities.

Legal risk

The MBL Group in the ordinary course of its business enters into transactions and provides advisory services which involve legal risk.

Legal risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, fraud, negligence, misleading

conduct or the inappropriate documentation of contractual relationships. The size and frequency of transactions entered into or in respect of which advice is provided are such that, should these risks result in losses to the MBL Group, the losses could have a material impact. The Bank has controls and procedures which seek to manage these risks.

Developments in banking and investment banking industry

MBL operates in the highly competitive financial services industry in Australia and overseas. Developments and competition in the industry place pressure on margins which may impact on profitability.

Economic outlook

The performance and earnings of MBL are impacted by changes in economic conditions, activity and sentiment in Australia and overseas including interest rates, foreign exchange rates and equity markets.

Regulation and legislation

MBL may be subject to changes in government regulatory policies or changes in legislation in Australia and other countries where MBL operates. Areas of regulation which impact on MBL include taxation and regulation relating to prudential supervision.

6. DESCRIPTION OF MACQUARIE BANK LIMITED

6.1 ISSUED ORDINARY SHARE CAPITAL

At 31 May 2002, the Bank's issued ordinary share capital was as follows:

	Number
Ordinary Shares	198,499,828

As at 31 May 2002, the Bank had on issue 21,309,462 Options over unissued Shares. All Options were exercisable into one Share per Option and were issued (with various exercise prices) pursuant to the Option Plan.

Changes to the Bank's issued capital and Options are normally reported monthly to ASX. If all Options over unissued Shares had been exercised as at 31 May 2002, the Shares issued on exercise would have represented approximately 9.69% per cent of the then issued capital of the Bank.

Invitations for the grant of approximately *7.25 million* Options are being made initially pursuant to this Prospectus. Further invitations may also be made during the coming 12 months.

6.2 FINANCIAL INFORMATION

The Bank's consolidated financial statements for the year to 31 March 2002 and comment on performance and outlook are contained in the Bank's 2002 Annual Report. Further financial information concerning the Bank is generally available as described in Section 7.1.

The Bank's annual Basic Earnings Per Share (Basic EPS), for the last five years have been:

Year to 31 March	1998	1999	2000	2001	2002
Basic EPS	88.1	101.3	124.3	138.9	132.6

6.3 RIGHTS ATTACHING TO SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of the Bank.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Bank and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Bank. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by proxy or attorney has one vote on a show of hands and, on a poll, one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

It is the Bank's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of the Bank which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

In 2002, the Bank activated its Dividend Reinvestment Plan. Ordinary shareholders may elect to reinvest their dividends in new shares at a 2.5% discount to the prevailing market price.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Bank's annual report, (which this year comprises the 2002 Annual Review and 2002 Financial Report Booklets) which provides a review of the MBL Group's performance as a whole during the previous financial year. The 2002 Annual Review and Financial Report are available on Macnet.

Winding Up
In the event that the Bank were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer
Subject to the Constitution of the Bank, the Corporations Act, any other laws and the Listing Rules, Shares are transferable.

Variation of Rights
The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs
The Bank is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

Proportional Takeovers
The Constitution of the Bank provides that shareholder approval will be required in relation to proportional take-over schemes.

6.4 TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since July 2000.

MBL - Share Trading History Since July 2000

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2000				
July	26.57	24.83	25.10	5,771
August	29.40	24.92	27.00	8,719
September	28.99	26.38	28.08	7,021
October	28.90	26.90	27.95	5,549
November	30.00	26.80	27.78	9,286
December	28.90	27.25	28.80	7,453
2001				
January	29.31	27.95	28.80	7,117
February	29.40	27.76	29.00	3,760
March	29.26	26.10	27.63	6,092
April	29.93	27.76	29.84	3,963
May	32.78	29.70	32.60	9,266
June	36.80	32.33	36.80	11,478

MBL - Share Trading History Since July 2000

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
July	39.35	34.75	36.05	9,958
August	39.83	35.02	38.72	10,441
September	41.03	31.94	36.00	13,059
October	39.11	36.10	37.85	11,111
November	39.12	35.00	35.00	13,079
December	37.75	34.80	37.45	11,471
2002				
January	37.51	36.10	37.17	8,152
February	37.30	31.10	32.45	23,001
March	34.66	31.95	33.26	10,844
April	33.90	32.28	32.60	8,924
May	32.90	29.10	32.35	17,300
June (up until 21 June 2002)	32.13	29.10	30.05	10,773

[Source: Australian Stock Exchange Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 5 above.

6.5 DIVIDEND POLICY

A review of the Bank's distribution policy was undertaken in 2000, taking into account recent changes in the local investment environment. As part of a capital management programme and in an effort to maximise shareholder value and give the Bank's investors more flexibility in their strategies relating to the Bank's Shares, the Bank revised its distribution policy such that future cash ordinary dividends will be maintained at current levels of 93 cents per share, until such time as the dividends can be fully franked. Thereafter, consideration will be given to increasing ordinary dividends as the Bank's franking capacity increases.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and the financial and taxation positions of the Bank.

The distributions made by the Bank to holders of Shares over the last five years have been as follows:

Period	Cash dividend (cents) per Share	Franking (per cent)
1997/98 Interim	21	100
1997/98 Final	30	100
1998/99 Interim	30	100
1998/99 Final	38	100
1999/00 Interim	34	65
1999/00 Final	52	65
2000/01 Interim	41	70
2000/01 Final	52	70
2001/02 Interim	4[illegible]	70
2001/02 Final	52	70

7. ADDITIONAL INFORMATION

7.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Bank. Eligible Executives and their advisers should therefore also have regard to that publicly available information in relation to the Bank before making a decision whether or not to accept the Offer of Options under this Prospectus.

The Bank is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and semi-annual reports. The most recent report is the 2002 Annual Report relating to the year to 31 March 2002. That report is available to each Eligible Executive on Macnet. For those without access to MacNet, copies of those documents are available by calling (02) 8232 4750.

The Bank is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Bank has an obligation under the Listing Rules (subject to certain exceptions), to notify ASX immediately of any information of which it is or becomes aware concerning the Bank, which a reasonable person would expect to have a material effect on the price or value of Shares. That information is available on the public file at ASX. A copy of any of these documents lodged by MBL with ASX since the date of the 2002 Annual Report may be obtained free of charge by calling (02) 8232 4750.

If Eligible Executives wish to obtain further information on the Bank they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

In addition, copies of documents lodged in relation to the Bank may be obtained from or inspected at any office of ASIC.

None of the information referred to in Section 7.1 above is incorporated by reference in this Prospectus or is issued with this Prospectus.

7.2 ADMISSION TO OFFICIAL LIST OF ASX

The Bank was admitted to the Official List of ASX in 1993 for the purpose of obtaining Official Quotation of Macquarie Bank Capital Notes. Official Quotation of 500,000 Macquarie Bank Capital Notes commenced in April 1993. Official Quotation of 40,000,000 CanMacs commenced in September 1995. The Bank's category of admission to the Official List was changed to the general admission category, to allow for the quotation of Shares from 29 July 1996.

In addition, the Bank issued 1,500,000 Converting Preference Shares in August 1999 which are listed on ASX. The Bank and Macquarie Finance Limited also issued 4 million Macquarie Income Securities in the second half of 1999 which are also listed on ASX.

Several waivers from the Listing Rules have been granted to the Bank relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal waivers that have been granted can be summarised as follows:

- Certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted.
- Confirmation has been obtained that the provisions of the Listing Rules applying to directors of the Bank are applicable only to the Voting Directors of the Bank.

7.3 INTERESTS

The Bank has paid, or agreed to pay Mr John Allpass, a Voting Director of the Bank, $4,000 in connection with his work on the due diligence committee for this Prospectus.

7.4 DOCUMENTS AVAILABLE FOR INSPECTION OR COPIES

The following MBL documents are available for inspection during normal business hours at the principal office of MBL at Level 15, No 1 Martin Place Sydney NSW 2000, care of the Company Secretary:

- Constitution;
- Annual reports for the last five financial years of MBL;
- Rules of the Macquarie Bank Employee Share Option Plan; and
- MBL staff trading rules.

In addition, a copy of the 2002 Annual Report and any document lodged with ASX in respect of the Bank's continuous disclosure obligations, since the date of the 2002 Annual Report may be obtained free of charge from Kristen Findlay on (02) 8232 4750.

Each of the Voting Directors of the Bank has consented to the lodgement of this Prospectus with the Australian Securities & Investments Commission.

APPENDIX: SAMPLE DEED OF GRANT

THIS DEED is made on [Date]
BETWEEN:

(1) MACQUARIE BANK LIMITED (A.B.N.46 008 583 542) a company incorporated in the Australian Capital Territory with its registered office at Level 9, National Mutual Centre, 15 London Circuit, Canberra City (the "Bank");

(2) LACUNA NOMINEES PTY LIMITED (A.B.N. 20 008 600 360) a company incorporated in the Australian Capital Territory with its registered office at Level 9, National Mutual Centre, 15 London Circuit, Canberra City (the "Nominee"); and

(3) [NAME OF ELIGIBLE EXECUTIVE] (the "Employee").

RECITALS

A. The Bank has established an employee share Option plan. The Employee is entitled to participate in the Plan.

B. The Bank has invited the Employee to apply for Options under the Plan.

C. This deed sets out the terms on which the Employee takes up those Options and participates in the Plan.

THE PARTIES AGREE AND DECLARE AS FOLLOWS:

1. INTERPRETATION

1.1 Definitions

In this deed, unless the context otherwise requires:

"Application Form" means the personalised application form accompanying the offer of the Options to the Employee,

"Plan" means the Macquarie Bank Employee Share Option Plan; and

"Options" means the Options granted under clause 2.1.

1.2 General

In this deed, unless the context otherwise requires.

(a) a reference to a recital, clause, schedule or annexure is a reference to a recital, clause, schedule or annexure of or to this deed and references to this deed include any recital, clause, schedule or annexure;

(b) a reference to this deed or another instrument (including the Rules of the Plan) includes any variation or replacement of either of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns;

(f) while the Nominee is acting on behalf of the Employee, a reference to the Employee where applicable includes a reference to the Nominee and vice versa.

1.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this deed.

2. ISSUE

2.1 Options

The Employee applies to the Bank for, and the Bank grants the Employee, the number of Options set out in the Application Form on the terms provided for in the Plan and the Application Form.

2.2 Nominee

The Bank must register the Options in the name of the Nominee. The Nominee must hold the Options on behalf of the Employee.

2.3 Indemnity

The Employee indemnifies the Nominee against any liability incurred in respect of the Options. The Employee must pay the Nominee on demand a sum equal to that liability. This indemnity is a continuing obligation and it is not necessary for the Nominee to incur expense or make payment before demanding payment from the Employee.

2.4 Acknowledgment

The Bank and the Employee acknowledge to each other and to the Nominee that the Nominee holds the Options on behalf of the Employee on the terms provided for in the Plan and the Application Form and has no power or right to anything in relation to the Options unless it is in accordance with those terms.

3 MISCELLANEOUS

3.1 Terms of Issue

For the avoidance of doubt, the terms set out in this deed only apply to the issue of the Options referred to in clause 2.

3.2 Governing Law

This deed is governed by the law in force in the Australian Capital Territory.

EXECUTED as a deed

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for Macquarie)
Bank Limited in the presence of:

....
Witness ....
Name (printed):

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for Lacuna)
Nominees Pty Limited in the presence of:

....
Witness ....
Name (printed):

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for [EMPLOYEE])
in the presence of:
....

....
Witness
Name (printed):

GLOSSARY

2002 Annual Report	The 2002 annual report of MBL which comprises the 2002 Annual Review and the 2002 Financial Report booklets
2002 Annual Review	The "2002 Annual Review" booklet of MBL containing a review of the Bank for the year to 31 March 2002 and Concise Report to Shareholders for that year.
2002 Financial Report	The "2002 Financial Report" booklet of MBL for the year to 31 March 2002
Application Form	The pre-printed personalised application form in respect of Options that includes a Power of Attorney to sign a Deed of Grant in respect of Options the subject of the Offer accompanying this Prospectus.
ASIC	Australian Securities and Investments Commission.
Associated Company	means: (a) any company that is a related body corporate of the Bank; or (b) any entity of which the Bank is the parent entity (within the meaning of the former section 294A of the Corporations Law); or (c) any other entity where the Bank or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan.
ASX	Australian Stock Exchange Limited.
Bank	Macquarie Bank Limited (ABN 46 008 583 542).
Board	The board of Voting Directors of the Bank.
Committee	Committee appointed by the Board for the purpose of managing and administering the Option Plan.
Constitution	The Constitution of the Bank

Controlled Company	In relation to an Executive, a body corporate in respect of which one or more of the following applies: (a) the Executive holds more than one-half of the issued share capital; (b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and (c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.
Corporations Act	Corporations Act 2001 (Cwlth)
Deed of Grant	A deed between MBL, Lacuna and an Eligible Executive (and where applicable, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive) specifying the grant of Options
DESOP	The Rules of the Plan imposing a Six-Month Non-Disposal Period and other restrictions in relation to shares resulting from the exercise of Options referred to as the "Deferred Exercise Share Option Plan".
DESOP Participant	A holder of Shares under the DESOP resulting from the exercise of Options.
DESOP Power of Attorney	The DESOP power of attorney authorising the Plan Company and its officers to acquire, dispose of or to otherwise deal with Shares under the DESOP on behalf of the DESOP Participant.
Eligible Executive	An Executive who has been invited to participate in the Option Plan
Employment Event	in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Optionholder as specified in section 2.4.2 of this Prospectus.
Executive	An Associate Director, Division Director or Executive Director of, or a consultant to, the MBL Group.
Executive Committee	The Bank's Executive Committee.
Exercise Price	The exercise price of an Option as specified on the Application Form.

Expiry Date	The expiry date of an Option as set out in the Application Form, normally the fifth anniversary of the date of grant of an Option.
Lacuna	Lacuna Nominees Pty Limited (ABN 20 008 600 380).
Listing Rules	The ASX Listing Rules.
Macquarie Bank Superannuation Fund	The Macquarie Bank Superannuation Fund is an employer-sponsored accumulation plan which allows for both employer and employee contributions.
MacNet	The Bank's staff information distribution computer network.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MBL Group	MBL and related bodies corporate.
MBL Group Head	The head of an operating group of Macquarie Bank Limited or the head of the Corporate Affairs Group of Macquarie Bank Limited.
Non-Disposal Period	In respect of a Share held by a DESOP Participant, the period of six months from the date on which those Shares are issued to the DESOP Participant or such other period as stated in the Application Form.
Offer(s)	The offer(s) to an Eligible Employee(s) of Options pursuant to this Prospectus.
Official Quotation	The granting of Official Quotation by ASX to securities issued by MBL, MBL having been admitted to the Official List of ASX.
Option Exercise Form	The form which must be submitted when the Optionholder intends to exercise their Options.
Option Plan	The Macquarie Bank Employee Share Option Plan approved by the Board in November 1995, as amended.
Option(s)	Option(s) over unissued Shares granted under the Option Plan.
Optionholder	An Executive or a Controlled Company of an Executive or a Permitted Trustee of an Executive, granted Options, which have not lapsed.

Permitted Trustee	An entity approved by the Committee to hold an Option on trust for a Participant from time to time.
Plan Company	The entity appointed by the Bank to act as the Plan Company under the Rules from time to time.
Power of Attorney	A power of attorney granted by an Eligible Executive or a Controlled Company of an Eligible Executive or a Permitted Trustee of an Eligible Executive to execute a Deed of Grant as set out in the Application Form.
OanMacs	Unsecured obligations of MBL known as OanMacs issued by MBL pursuant to an offering circular dated 28 August 1995.
Restrictions	The restrictions on dealing with Shares held under the DESOP as set out in clause 11 of the Rules (other than the Non-Disposal Period) and summarised in this Prospectus.
Rules	The rules of the Option Plan.
Share(s)	Fully paid ordinary share(s) in the capital of MBL.
Tax Act	The Income Tax Assessment Act 1936 (Cwlth)
Vesting Period	The period over which an Option vests as specified on the Application Form.

OPTION APPLICATION INSTRUCTIONS

Eligible Employees wishing to participate in the Offer should:

- Sign, date and arrange for another person to witness the attached Power of Attorney that forms part of the personalised Application Form; and
- Deliver their completed Power of Attorney to Joanne Hawkins, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 5.15 pm Sydney time on the date specified in the Application Form.

Each individual Application Form has been pre-printed with the Eligible Executive's full name, the number of Options being offered, the Exercise Price and Vesting Period of these Options and any applicable Exercise Conditions and includes the Power of Attorney to be completed.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Joanne Hawkins with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS WILL NOT BE ACCEPTED

MACQUARIE BANK LIMITED DIRECTORY

PRINCIPAL OFFICE:
Level 15
No 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 9
National Mutual Centre
15 London Circuit
Canberra ACT 2600

VOTING DIRECTORS:
D S Clarke (Chairman)
A E Moss (Managing Director)
J G Allpass
L G Cox
M R G Johnson
B R Martin
H K McCann
H M Nugent

COMPANY SECRETARY:
D Leong

2002 ASE 52

03 JUL 11 [illegible] 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) [illegible]
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3800 Facsimile [illegible]
Metals and Mining 8232 3444 Facsimile [illegible]
Futures [illegible] Telex [illegible]
Debt Markets [illegible] Facsimile [illegible]

1 July 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update and Appendix 3B

Since the last notification to ASX of the position at 31 May 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 6,668 options exercisable at $13.20 each and expiring on 11 March 2003 (MBLAAV);
- 379,923 options exercisable at $11.17 each and expiring on 18 July 2002 (MBLABE);
- 20,000 options exercisable at $13.17 each and expiring on 23 October 2002 (MBLABF);
- 16,668 options exercisable at $11.95 each and expiring on 8 April 2003 (MBLABS);
- 3,200 options exercisable at $14.32 each and expiring on 15 May 2003 (MBLABZ);
- 17,000 options exercisable at $14.89 each and expiring on 27 July 2003 (MBLACI);
- 79,118 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 14,166 options exercisable at $14.55 each and expiring on 22 February 2004 (MBLADD);
- 5,000 options exercisable at $18.89 each and expiring on 31 March 2004 (MBLADI);

- 5,666 options exercisable at $14.36 each and expiring on 27 April 2004 (MBLADK);
- 5,500 options exercisable at $17.07 each and expiring on 28 April 004 (MBLADL);
- 5,666 options exercisable at $17.11 each and expiring on 25 June 2004 (MBLADS);
- 14,166 options exercisable at $14.48 each and expiring on 28 June 2004 (MBLADT);
- 161,165 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 5,000 options exercisable at $19.07 each and expiring on 16 August 2004 (MBLADX);
- 3,171 options exercisable at $20.28 each and expiring on 10 November 2004 (MBLAEP);
- 10,000 options exercisable at $19.07 each and expiring on 12 November 2004 (MBLAEQ);
- 12,500 options exercisable at $20.29 each and expiring on 29 November 2004 (MBLAEU);
- 5,000 options exercisable at $20.29 each and expiring on 13 December 2004 (MBLAFC);
- 27,899 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 2,500 options exercisable at $24.44 each and expiring on 27 March 2005 (MBLAFQ); and
- 1,666 options exercisable at $18.51 each and expiring on 3 August 2005 (MBLAFV).

Thus, at 30 June 2002 the number of issued fully paid ordinary $1.00 shares was 199,301,470.

The number of options on issue at 30 June 2002 was 20,507,820, all exercisable into one share per option.

A completed Appendix 3B is attached which relates to ordinary shares issued from 19 June 2002 to 28 June 2002.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	179,133
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	33,667 @ $11.17 each 37,301 @ $14.29 each 85,458 @ $18.51 each 22,707 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Within a few days of paying up or exercise

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
199,301,470	Fully paid ordinary Shares
40,000,000	QanMacs (QFMHA)
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	20,507,820	Options over ordinary shares at various exercise prices (See Attachment 1)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements in full through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of +securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

<u>Fees</u>

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 July 2002
(Company secretary)

Print name: Dennis Leong

+ See chapter 19 for defined terms.

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 June 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	01/02/2006
MBL0002	22,500	$27.71	02/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0005	5,000	$28.15	28/02/2006
MBL0006	5,000	$27.13	13/03/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0009	1,329	$27.66	29/03/2006
MBL0010	5,000	$28.00	02/04/2006
MBL0011	5,000	$27.28	11/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0013	5,000	$28.57	18/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	06/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	01/08/2006
MBL0029	4,670,284	$34.71	02/08/2006
MBL0030	5,000	$30.25	03/08/2006
MBL0031	5,000	$28.21	07/08/2006
MBL0032	12,500	$27.78	08/08/2006
MBL0033	10,000	$29.50	09/08/2006
MBL0034	12,500	$31.00	10/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	811,900	$34.71	31/08/2006
MBL0041	5,000	$34.62	03/09/2006
MBL0042	5,000	$27.60	04/09/2006
MBL0043	5,000	$33.95	06/09/2006
MBL0044	25,000	$31.48	05/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 June 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	287,259	$34.71	28/09/2006
MBL0053	5,000	$35.93	01/10/2006
MBL0054	5,000	$37.10	02/10/2006
MBL0055	12,500	$36.47	03/10/2006
MBL0056	5,000	$29.72	08/10/2006
MBL0057	5,000	$37.52	09/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0060	5,000	$35.59	16/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	07/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	03/12/2006
MBL0073	5,000	$35.71	05/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0075	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	04/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 30 June 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBL0089	32,500	$36.55	27/03/2007
MBL0090	5,000	$36.73	28/03/2007
MBL0091	5,000	$35.90	29/03/2007
MBL0092	12,500	$36.34	01/04/2007
MBL0093	5,000	$37.52	02/04/2007
MBL0094	12,500	$34.82	03/04/2007
MBL0095	12,500	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	5,000	$35.59	08/04/2007
MBL0098	5,000	$37.35	09/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	5,000	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBLAAQ	61,371	$11.17	11/08/2002
MBLAAT	20,000	$11.53	30/03/2003
MBLAAU	6,668	$11.39	10/03/2003
MBLAAW	14,168	$14.83	16/09/2003
MBLAAX	5,668	$14.59	18/09/2003
MBLAAY	13,300	$14.67	22/09/2003
MBLAAZ	5,668	$13.11	23/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABE	421,011	$11.17	18/07/2002
MBLABR	10,000	$13.15	30/04/2003
MBLABV	6,668	$13.48	08/05/2003
MBLABW	6,668	$14.35	09/05/2003
MBLABY	6,680	$13.82	14/05/2003
MBLABZ	10,000	$14.32	15/05/2003
MBLACA	20,000	$13.28	18/05/2003
MBLACC	5,668	$14.47	20/05/2003
MBLACE	14,500	$14.52	26/06/2003
MBLACF	11,334	$14.31	11/06/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	38,334	$14.47	21/08/2003
MBLACK	1,597,405	$14.29	28/08/2003
MBLACM	17,000	$12.25	02/12/2003
MBLACN	17,000	$14.65	04/12/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 30 June 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	06/11/2003
MBLACR	17,000	$12.73	06/12/2003
MBLACS	14,167	$15.23	07/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADD	14,168	$14.55	22/02/2004
MBLADE	28,334	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	122,500	$18.89	31/03/2004
MBLADJ	11,334	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	11,334	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,158	$14.48	28/06/2004
MBLADU	20,000	$17.33	04/08/2004
MBLADV	17,000	$14.52	08/08/2004
MBLADW	5,133,716	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.82	26/08/2004
MBLAEG	613,124	$18.51	31/08/2004
MBLAEH	25,000	$17.62	30/08/2004
MBLAEJ	10,000	$18.14	06/09/2004
MBLAEK	50,000	$18.08	07/09/2004
MBLAEL	22,750	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	09/11/2004
MBLAER	25,000	$17.93	15/11/2004
MBLAET	30,000	$18.51	25/11/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 June 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	5,000	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	10,000	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,756,013	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	08/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	01/08/2005
MBLAFT	50,000	$23.94	02/08/2005
MBLAFU	111,182	$23.94	11/08/2005
MBLAFV	13,334	$18.51	03/08/2005
MBLAFX	5,000	$24.29	05/08/2005
MBLAFZ	30,000	$24.69	07/08/2005
MBLAGA	5,000	$24.12	09/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	08/08/2005
MBLAGD	1,666	$25.49	12/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	120,764	$23.94	30/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 30 June 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHB	5,000	$25.01	12/10/2005
MBLAHC	12,600	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHK	32,600	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	02/01/2006
MBLAHO	5,000	$27.86	03/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	09/01/2006
MBLAHS	5,000	$27.71	05/01/2006
MBLAHT	5,000	$26.95	08/01/2006
MBLAHU	5,000	$27.81	15/01/2006
MBLAHV	12,500	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	**20,507,820**		

2002 ASt S 3

03 JUL 14 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,679,485

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$29.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the Macquarie Bank Limited Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 July 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	200,993,455	Fully paid ordinary shares
		40,000,000	Qanmacs (QFMHA)
		1,590,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	20,495,327	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders	

+ See chapter 19 for defined terms.

	sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✔ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and [+]class of all [+]securities quoted on ASX (*including* the securities in clause 38)

Number	[+]Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✔ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 [+]Quotation of our additional [+]securities is in ASX's absolute discretion. ASX may quote the [+]securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....

..... Date: ..2 July 2002... Company Secretary

+ See chapter 19 for defined terms.

Print name: ....Dennis Leong............................

== == == == ==

+ See chapter 19 for defined terms.



ASX

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App3B-Issue of employee options/Issued Capital&Options Updat

Document date: Tue 02 Jul 2002 **Published:** Tue 02 Jul 2002 14:14:38
Document No: 267991 **Document part:** A
Market Flag: N
Classification: Appendix 3B

MACQUARIE BANK LIMITED 2002-07-02 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Since the last notification to ASX of the position at 31 May 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

*6,668 options exercisable at $13.20 each and expiring on 11 March 2003 (MBLAAV);

*379,923 options exercisable at $11.17 each and expiring on 18 July 2002 (MBLABE);

*20,000 options exercisable at $13.17 each and expiring on 23 October 2002 (MBLABF);

*16,668 options exercisable at $11.95 each and expiring on 8 April 2003 (MBLABS);

*3,200 options exercisable at $14.32 each and expiring on 15 May 2003

(MBLABZ);

*17,000 options exercisable at $14.89 each and expiring on 27 July 2003 (MBLACI);

*79,118 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);

*14,166 options exercisable at $14.55 each and expiring on 22 February 2004 (MBLADD);

*5,000 options exercisable at $18.89 each and expiring on 31 March 2004 (MBLADI);

*5,666 options exercisable at $14.36 each and expiring on 27 April 2004 (MBLADK);

*5,500 options exercisable at $17.07 each and expiring on 28 April 004 (MBLADL);

*5,666 options exercisable at $17.11 each and expiring on 25 June 2004 (MBLADS);

*14,166 options exercisable at $14.48 each and expiring on 28 June 2004 (MBLADT);

*161,165 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);

*5,000 options exercisable at $19.07 each and expiring on 16 August 2004 (MBLADX);

*3,171 options exercisable at $20.28 each and expiring on 10 November 2004 (MBLAEP);

*10,000 options exercisable at $19.07 each and expiring on 12 November 2004 (MBLAEQ);

*12,500 options exercisable at $20.29 each and expiring on 29

November 2004 (MBLAEU);

*5,000 options exercisable at $20.29 each and expiring on 13 December 2004 (MBLAFC);

*27,899 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);

*2,500 options exercisable at $24.44 each and expiring on 27 March 2005 (MBLAFQ); and

*1,666 options exercisable at $18.51 each and expiring on 3 August 2005 (MBLAFV).

Thus, at 30 June 2002 the number of issued fully paid ordinary $1.00 shares was 199,301,470.

The number of options on issue at 30 June 2002 was 20,507,820, all exercisable into one share per option.

A completed Appendix 3B is attached which relates to ordinary shares issued from 19 June 2002 to 28 June 2002.

D Leong
COMPANY SECRETARY

MORE TO FOLLOW


ASX

App3B-Issue of employee options/Issued Capital&Options Updat

Document date: Tue 02 Jul 2002 **Published:** Tue 02 Jul 2002 14:14:38
Document No: 267991 **Document part:** A
Market Flag: N
Classification: Appendix 3B

MACQUARIE BANK LIMITED 2002-07-02 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Since the last notification to ASX of the position at 31 May 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

*6,668 options exercisable at $13.20 each and expiring on 11 March 2003 (MBLAAV);

*379,923 options exercisable at $11.17 each and expiring on 18 July 2002 (MBLABE);

*20,000 options exercisable at $13.17 each and expiring on 23 October 2002 (MBLABF);

*16,668 options exercisable at $11.95 each and expiring on 8 April 2003 (MBLABS);

*3,200 options exercisable at $14.32 each and expiring on 15 May 2003

(MBLABZ);

*17,000 options exercisable at $14.89 each and expiring on 27 July 2003 (MBLACI);

*79,118 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);

*14,166 options exercisable at $14.55 each and expiring on 22 February 2004 (MBLADD);

*5,000 options exercisable at $18.89 each and expiring on 31 March 2004 (MBLADI);

*5,666 options exercisable at $14.36 each and expiring on 27 April 2004 (MBLADK);

*5,500 options exercisable at $17.07 each and expiring on 28 April 004 (MBLADL);

*5,666 options exercisable at $17.11 each and expiring on 25 June 2004 (MBLADS);

*14,166 options exercisable at $14.48 each and expiring on 28 June 2004 (MBLADT);

*161,165 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);

*5,000 options exercisable at $19.07 each and expiring on 16 August 2004 (MBLADX);

*3,171 options exercisable at $20.28 each and expiring on 10 November 2004 (MBLAEP);

*10,000 options exercisable at $19.07 each and expiring on 12 November 2004 (MBLAEQ);

*12,500 options exercisable at $20.29 each and expiring on 29

November 2004 (MBLAEU);

*5,000 options exercisable at $20.29 each and expiring on 13 December 2004 (MBLAFC);

*27,899 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);

*2,500 options exercisable at $24.44 each and expiring on 27 March 2005 (MBLAFQ); and

*1,666 options exercisable at $18.51 each and expiring on 3 August 2005 (MBLAFV).

Thus, at 30 June 2002 the number of issued fully paid ordinary $1.00 shares was 199,301,470.

The number of options on issue at 30 June 2002 was 20,507,820, all exercisable into one share per option.

A completed Appendix 3B is attached which relates to ordinary shares issued from 19 June 2002 to 28 June 2002.

D Leong
COMPANY SECRETARY

MORE TO FOLLOW

2002 ASX 55

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity: MACQUARIE BANK LIMITED
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	H K McCann
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

[illegible]

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2/07/2002
No. of securities held prior to change	Macquarie Bank Limited fully paid ordinary shares 4,422 (of which 3,337 were acquired through Macquarie Bank Non-Executive Director Share Acquisition Plan)
Class	Ordinary
Number acquired	77 Macquarie Bank Limited fully paid ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$29.[illegible] per Macquarie Bank Limited share
No. of securities held after change	4,499 (of which 3,337 were acquired through Macquarie Bank Non-Executive Director Share Acquisition Plan)

Nature of change **Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back**	Issue of shares pursuant to the Macquarie Bank Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration **Note: If consideration is non-cash, provide details and an estimated valuation**	
Interest after change	

2002 ASE 56

03 JUL [illegible] 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
[illegible]

[illegible]

4 July 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update and Appendix 3B

Since the last notification to ASX of the position at 30 June 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Please note that 1,679,485 ordinary shares were issued pursuant to the Dividend Reinvestment Plan on 2 July 2002 at a consideration of $29.60 each.

The following options have been exercised (converting into one fully paid share per option):

- 13,336 options exercisable at $11.17 each and expiring on 18 July 2002 (MBLABE);
- 47,673 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 5,666 options exercisable at $17.17 each and expiring on 29 April 2004 (MBLADM);
- 70,748 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 12,500 options exercisable at $18.51 each and expiring on 25 November 2004 (MBLAET);
- 1,666 options exercisable at $20.01 each and expiring on 7 December 2004 (MBLAEZ); and
- 19,995 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL).

Thus, at 3 July 2002 the number of issued fully paid ordinary $1.00 shares was 201,152,539.

The number of options on issue at 3 July 2002 was 20,336,236, all exercisable into one share per option.

A completed Appendix 3B is attached which relates to ordinary shares issued on 3 July 2002.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	159 084
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	13,336 @ $11.17 each 47,673 @ $14.29 each 5,888 @ 17.17 each 70,748 @ $18.51 each 1,566 @ 20.01 each 19,995 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Within a few days of paying up or exercise

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	201,152,539	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	20,336,236	Options over ordinary shares at various exercise prices (See Attachment 1)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements in full through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

<u>Additional securities forming a new class of securities</u>

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Number	+Class

(now go to 43)

All entities

<u>Fees</u>

43 Payment method (tick one)

☐ Cheque attached

+ See chapter 19 for defined terms.

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 July 2002
(Company secretary)

Print name: Dennis Leong

+ See chapter 19 for defined terms.

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	01/02/2006
MBL0002	22,500	$27.71	02/02/2006
MBL0003	12,500	$18.61	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0005	5,000	$28.15	28/02/2006
MBL0006	5,000	$27.13	13/03/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0009	1,329	$27.66	29/03/2006
MBL0010	5,000	$28.00	02/04/2006
MBL0011	5,000	$27.28	11/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0013	5,000	$28.57	18/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.65	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	06/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	01/08/2006
MBL0029	4,670,284	$34.71	02/08/2006
MBL0030	5,000	$30.25	03/08/2006
MBL0031	5,000	$28.21	07/08/2006
MBL0032	12,500	$27.78	08/08/2006
MBL0033	10,000	$29.50	09/08/2006
MBL0034	12,500	$31.00	10/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	811,900	$34.71	31/08/2006
MBL0041	5,000	$34.82	03/09/2006
MBL0042	5,000	$27.60	04/09/2006
MBL0043	5,000	$33.95	06/09/2006
MBL0044	25,000	$31.48	05/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0046	20,000	$28 19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36 48	25/09/2006
MBL0050	12,500	$35 95	26/09/2006
MBL0051	10,000	$33 01	27/09/2006
MBL0052	287,269	$34 71	28/09/2006
MBL0053	5,000	$35.93	01/10/2006
MBL0054	6,000	$37.10	02/10/2006
MBL0055	12,500	$36.47	03/10/2006
MBL0056	5,000	$29 72	08/10/2006
MBL0057	5,000	$37 52	09/10/2006
MBL0058	5,000	$36 68	12/10/2006
MBL0059	5,000	$28 39	15/10/2006
MBL0060	5,000	$35.59	16/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37 26	31/10/2006
MBL0064	5,000	$37 94	07/11/2006
MBL0066	5 000	$36 85	13/11/2006
MBL0067	5,000	$36 86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36 84	28/11/2006
MBL0072	5,000	$36.05	03/12/2006
MBL0073	5,000	$35 71	05/12/2006
MBL0074	12,500	$36 36	10/12/2006
MBL0075	5,000	$37 55	20/12/2006
MBL0075	12,500	$37 67	25/01/2007
MBL0077	5,000	$37 47	04/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36 34	14/03/2007
MBL0081	5,000	$35 24	15/03/2007
MBL0082	5,000	$37 52	18/03/2007
MBL0083	5 000	$36 85	19/03/2007
MBL0084	5,000	$35 15	20/03/2007
MBL0085	5,000	$36 39	21/03/2007
MBL0086	5,000	$36 85	22/03/2007
MBL0087	5,000	$36 67	25/03/2007
MBL0088	5,000	$36 68	26/03/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 3 July 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBL0089	32,500	$36 55	27/03/2007
MBL0090	5,000	$36.73	28/03/2007
MBL0091	5,000	$35.90	29/03/2007
MBL0092	12,500	$36.34	01/04/2007
MBL0093	5,000	$37 52	02/04/2007
MBL0094	12,500	$34 82	03/04/2007
MBL0095	12,500	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	5,000	$35.59	08/04/2007
MBL0098	5,000	$37.35	09/04/2007
MBL0099	5,000	$36 67	10/04/2007
MBL0100	5,000	$36 48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33 16	23/05/2007
MBL0103	5,000	$35 31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33 12	29/05/2007
MBLAAQ	61,371	$11 17	11/08/2002
MBLAAT	20,000	$11 53	30/03/2003
MBLAAU	6,668	$11 39	10/03/2003
MBLAAW	14,168	$14.83	16/09/2003
MBLAAX	5,868	$14.59	18/09/2003
MBLAAY	13,300	$14 67	22/09/2003
MBLAAZ	5,568	$13.11	23/09/2003
MBLABB	11,336	$14 62	25/09/2003
MBLABE	407,675	$11 17	18/07/2002
MBLABR	10,000	$13 15	30/04/2003
MBLABV	6,668	$13 48	08/05/2003
MBLABW	6,668	$14 35	09/05/2003
MBLABY	6,680	$13.82	14/05/2003
MBLABZ	10,000	$14.32	15/05/2003
MBLACA	20,000	$13.28	16/05/2003
MBLACC	5,668	$14 47	20/05/2003
MBLACE	14,500	$14 52	26/06/2003
MBLACF	11,334	$14 31	11/06/2003
MBLACG	50,000	$14 89	12/06/2003
MBLACJ	38,334	$14 47	21/08/2003
MBLACK	1,549,732	$14.29	28/08/2003
MBLACM	17,000	$12 25	02/12/2003
MBLACN	17,000	$14 65	04/12/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLACO	11,334	$14.54	24/11/2003
MBLACP	38,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	06/11/2003
MBLACR	17,000	$12.73	06/12/2003
MBLACS	14,167	$15.23	07/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADD	14,168	$14.55	22/02/2004
MBLADE	28,334	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	122,500	$18.89	31/03/2004
MBLADJ	11,334	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	04/06/2004
MBLADV	17,000	$14.52	08/06/2004
MBLADW	5,062,968	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	613,124	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	06/09/2004
MBLAEK	50,000	$18.08	07/09/2004
MBLAEL	22,750	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	09/11/2004
MBLAER	25,000	$17.93	15/11/2004
MBLAET	17,500	$18.51	25/11/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEU	82,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	3,334	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	10,000	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.87	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,736,018	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	06/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.78	28/03/2005
MBLAFS	3,334	$20.14	01/08/2005
MBLAFT	50,000	$23.94	02/08/2005
MBLAFU	111,182	$23.94	11/08/2005
MBLAFV	13,334	$18.51	03/08/2005
MBLAFX	5,000	$24.29	05/08/2005
MBLAFZ	30,000	$24.69	07/08/2005
MBLAGA	5,000	$24.12	09/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	08/08/2005
MBLAGD	1,566	$25.49	12/08/2005
MBLAGE	5,000	$23.08	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	28/08/2005
MBLAGS	120,764	$23.94	30/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 3 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHB	5,000	$25.01	12/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	02/01/2006
MBLAHO	5,000	$27.66	03/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	09/01/2006
MBLAHS	5,000	$27.71	05/01/2006
MBLAHT	5,000	$26.95	08/01/2006
MBLAHU	5,000	$27.81	15/01/2006
MBLAHV	12,500	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	20,336,238		

2002 ASX 57

03 JUL 14 AM 7:


Macquarie Bank Limited
Investor Meetings with
Richard Sheppard
Deputy Managing Director
July 2002


A decade of continuous profit growth
250
200
150
100
50
0
FY 1994
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
2


Business diversity gives consistent profits
Macquarie Bank
Deutsche
Morgan Stanley
Bear Sterns
Goldman Sachs
Merrill Lynch
CSFB
Lehman Brothers
Standard deviation of percentage change in reported operating profit of leading investment banks for previous 10 years
3



Overview of Group performance y/e March 2002

- Investment Banking (61% of profit) – reorganised to enhance client focus, growth in specialist funds
- Treasury & Commodities (21%) - good income diversity and strong final quarter
- Banking & Property (16%) - record profit from all major businesses
- Funds Management (3%) – funds under management up 19%
- Equity Markets (0.%) – Australia and South Africa up, Hong Kong and Europe way down
- Financial Services (Retail) – small loss, on plan, strong growth technology programme substantially completed


International
→ International income up 10 times since 1996
→ Only down 3% on previous year
Total operating revenue (excluding earnings on capital) ($m)


Funds - huge growth in specialist, good growth generally
Specialist
Other
Development Capital
Property
Infrastructure
2000
2001
2002
Funds Management & Financial Services
Wholesale
Retail
Funds under management (A$b)
2000
2001
2002
→ Specialist funds up 73% on prior year
→ 19% growth in Funds Management and Financial Services (not including wrap)
6


Global presence
Active globally
→ ~5000 employees
→ 41 locations: 16 Australia, 25 internationally
7



Major Initiatives – Specialised Funds

Sept 01	- MIG Acquisition of 40% of Cintra (A$1.7B)
Sept 01	- $500M capital raising
Sept 01	- Four Corners Capital Management (collateralised debt obligation specialist) established in USA
Nov 01	- ProLogis alliance established
Dec 01	- Macquarie Airports Group €600M first closing, acquisition of 24% in Birmingham
Jan 02	- Shangai JV with Schroders Asian Properties (residential property development)
Feb 02	- Appointed Senior Adviser to Schroders Asian Properties Fund



Major Initiatives – Specialised Funds cont'd

Feb 02	- NTL Australia acquisition announced
Mar 02	- MIG A$1B capital raising, acquisition of further interest in 407
May 02	- Macquarie Office Trust acquisition of No.1 Martin Place ($213M), and Macquarie No.1 Martin Place Syndicate launched
Apr 02	- Macquarie Airports Ltd listed on ASX
May 02	- Macquarie Nine Film & TV Fund, Macquarie Investment Trust IV launched
May 02	- $800m Macquarie ProLogis Trust announced
Jun 02	- Acquisition of Sydney Airport



Update on Recent Events

ProLogis	- offering completed, listed 27 June
Martin Place	- Bank underwrote establishment of syndicated fund to acquire 50%, sell down to close July
Mortgages	- second global bond issue (US$1B) closed June
	- US mortgage origination business established Memphis. Shangai origination business established
AXA Health	- MBL/BUPA acquisition (MBL equity <$50 M)
CH4	- 90% MBL (book value $4M). Major gas contract announced June. Next raising based on pre money valuation of $45M



Broadcast Australia (ntl) Update

- Owns and operates national broadcast transmission infrastructure for ABC, SBS and other regional TV and telecommunications operators
- Bridging debt refinanced with $650M. AAA rated Medium Term Notes
- Institutional "pre-marketing roadshow" commenced late June
- Sell down of equity scheduled July

11



Sydney Airport

- Acquired for $5.6B (incl Ansett terminal)
- MAP (40%) and MAG (12%)
- EBITDA multiple 14.3. Forecast IRR to consortium investors over 20%
- Ample capacity to meet traffic growth
- Excellent facilities following recent upgrade/expansion
- Long term traffic growth 2xGDP

Source: Investor Presentation by Macquarie Airports Ltd, 25 June 2002

12



Overall Outlook

- Investment of new capital will increasingly contribute to growth
- Continued growth in specialist funds
- Equity Markets Group leveraged to market conditions
- Continued strong growth in "Investor & Intermediary" client set
- Financial Services Group moving to profit
- We will benefit from cost initiatives
- *Subject to reasonable market conditions* expect good earnings growth overall
- Further update at AGM 25 July



Investor Relations Inquiries:

Macquarie Bank

Dennis Leong, Co Secretary – Tel: (612) 8232 3273

Jenny Kovacs, Manager Investor Relations – Tel (612) 8232 3250

Macquarie Infrastructure Group

Dennis Eagar – Tel: (612) 8232 6771

Macquarie Airports Limited

Erica Sibree – Tel: (612) 8232 5057

2002 ASE 58








Macquarie Bank
Deutsche
Morgan Stanley
Bear Sterns
Goldman Sachs
Merrill Lynch
CSFB
Lehman Brothers
Standard deviation of percentage change in reported operating profit of leading investment banks for previous 10 years





Overview of Group performance y/e March 2002

- – reorganised to enhance client focus, growth in specialist funds
- \- good income diversity and strong final quarter
- \- record profit from all major businesses
- – funds under management up 19%
- – Australia and South Africa up, Hong Kong and Europe way down
- Financial Services – small loss, on plan, strong growth technology programme substantially completed


International income up 10 times since 1996
Only down 3% on previous year
7


Specialist
Funds Management & Financial Services
Other
Development Capital
Property
Infrastructure
Wholesale
Retail
Specialist funds up 73% on prior year
19% growth in Funds Management and Financial Services (not including wrap)
8


Annuity income across the businesses provides shelter against adverse market conditions
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
88%
69%
61%
27%
10%
0%
MBL 35%
Funds Management
Banking & Property
Financial Services
Investment Banking
Treasury & Commodities
Equity Markets
9


Tier 1 Capital
→ A$518m capital raising in September 2001 provided flexibility to pursue specialist fund opportunities
→ Organic growth in capital expected from:
→ Exercise of employee share options
→ Increasing bank profitability
→ Fixed dividend rate of 93 cents per share resulting in reduced payout ratio
→ Activation of Dividend Reinvestment Plan (July 02)
→ Tier 1 Capital ratio 31/3/02 17.7% (14.1% after including NTL)
10



31 March	Issued Capital (million shares)	EPS $/share
1997	151.4	0.75
1998	157.6	0.88
1999	161.1	1.01
2000	171.2	1.25
2001	175.9	1.39
2002	198.5	1.33



Strategy

- → Leading market positions in Australasian business
- → Niche positions outside Australia where we can add value
- → Preparedness to move into adjacent areas to investment banking where we see relevant competencies eg: infrastructure, property, Medallist, agricultural commodities.
- → Increased preparedness to use capital to seed specialised funds management
- → Reinforced by increases in the capital base
- → Underpinned by rigorous approach to risk management
- → Investment in people


Active globally
→ ~5000 employees
→ 41 locations: 16 Australia, 25 internationally
13



Organisation Structure

→ "Loose-tight" management philosophy

- →Operating groups – free to develop and implement business strategy – new products / services, market initiatives and alliances
- →Centralised risk management – RMD – portfolio approach – market, credit, operational, compliance and liquidity risks

→ Executive Committee – new business approvals, risk management, appointments

→ Organised around the client – businesses focus on product lines – not geographic



- → Entrepreneurial endeavour is encouraged
- → Operating decisions are made by those closest to the clients, markets and business problems
- → Provides a sense of real business ownership
- → Top management remains focussed on
  - → risk management
  - → issues of medium and long term significance
  - → communications (internal & external)
  - → Client relationships
  - → HR & administration
- → Investor relations will be an increasing focus



Risk Management

- → Risk Management Division independent of business
- → RMD has teams who monitor the following risks:
  - → Credit
  - → Market and liquidity
  - → Compliance and legal
  - → Operational
- → Staff in Sydney, London, Hong Kong and New York



→ Use of the Balance Sheet to fund assets:

→ Holdings in specialised funds ie seed investments

→ Direct investments in external entities

→ Direct investment in non-financial assets eg seed assets for specialised funds

→ Property equity

→ Residual risk on leased assets



Risk Appetite

→ History of successful equity investments

→ Rigorous assessment and monitoring process

→ Increased capital has facilitated bigger positions but approach to risk relative to capital has not changed

→ Approach is:

→ Review the loss impact if the asset is not adequately subscribed

→ Assess the impact on earnings of a decrease in the value of the asset in the context of risk across the Bank

→ Limits set by Board and monitored by RMD

→ Asset characteristics – generally infrastructure or property, predictable cashflows, preferably quasi-monopoly positions, in-house technical capacity



Major Initiatives – Specialised Funds

Sept 01	- MIG Acquisition of 40% of Cintra (AS1.7B)
Sept 01	- S500M capital raising
Sept 01	- Four Corners Capital Management (collateralised debt obligation specialist) established in USA
Nov 01	- ProLogis alliance established
Dec 01	- Macquarie Airports Group €600M first closing, acquisition of 24% in Birmingham
Jan 02	- Shangai JV with Schroders Asian Properties (residential property development)
Feb 02	- Appointed Senior Adviser to Schroders Asian Properties Fund



Feb 02	- NTL Australia acquisition announced
Mar 02	- MIG A$1B capital raising, acquisition of further interest in 407
May 02	- Macquarie Office Trust acquisition of No.1 Martin Place ($213M), and Macquarie No.1 Martin Place Syndicate launched
Apr 02	- Macquarie Airports Ltd listed on ASX
May 02	- Macquarie Nine Film & TV Fund, Macquarie Investment Trust IV launched
May 02	- $800m Macquarie ProLogis Trust announced
Jun 02	- Acquisition of Sydney Airport



Update on Recent Events

ProLogis	- offering completed, listed 27 June
Martin Place	- Bank underwrote establishment of syndicated fund to acquire 50%, sell down to close July
Mortgages	- second global bond issue (US$1B) closed June
	- US mortgage origination business established Memphis, Shangai origination business established
AXA Health	- MBL/BUPA acquisition (MBL equity <$50 M)
CH4	- 90% MBL (book value $4M). Major gas contract announced June. Next raising based on pre money valuation of $45M



[illegible]

- → Owns and operates national broadcast transmission infrastructure for ABC, SBS and other regional TV and telecommunications operators
- → Bridging debt refinanced with $650M AAA rated Medium Term Notes
- → Institutional "pre-marketing roadshow" commenced late June
- → Sell down of equity scheduled July



Sydney Airport

- → Acquired for $5.6B (incl Ansett terminal)
- → MAP (40%) and MAG (12%)
- → EBITDA multiple 14.3. Forecast IRR to consortium investors over 20%
- → Ample capacity to meet traffic growth
- → Excellent facilities following recent upgrade/expansion
- → Long term traffic growth 2xGDP

Source: Investor Presentation by Macquarie Airports Ltd, 25 June 2002



- Investment of new capital will increasingly contribute to growth
- Continued growth in specialist funds
- Equity Markets Group leveraged to market conditions
- Continued strong growth in "Investor & Intermediary" client set
- Financial Services Group moving to profit
- We will benefit from cost initiatives
- Subject to reasonable market conditions expect good earnings growth overall
- Further update at AGM 25 July



Investor Relations Inquiries:

Macquarie Bank

Analyst Queries – Greg Ward – Tel : (612) 8232 3543

Media Queries – Lisa Jamieson – Tel: (612) 8232 6016

Macquarie Infrastructure Group

Dennis Eagar – Tel: (612) 8232 6771

Macquarie Airports Limited

Erica Sibree – Tel: (612) 8232 5057

X 59

03 JUL 14 PM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 8500 Facsimile 8232 8341

8 July 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000


MACQUARIE
BANK

BY HAND

Dear Sir

MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP PROSPECTUS 2002

Please find attached 2 copies of the Macquarie Communications Infrastructure Group Prospectus 2002 dated 8 July 2002 which have also been lodged with the Australian Securities and Investment Commission today.

Yours faithfully

Amelia Cho

Amelia Cho
Assistant Company Secretary


MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP PROSPECTUS 2002
MACQUARIE

The Prospectus
Investments in Macquarie Communications Infrastructure Group (MCIG) are not deposits with or liabilities of Macquarie Bank Limited [illegible] or of any entity in the Macquarie Bank Group and are subject to investment risk, including possible delays in repayment and loss of capital invested. Neither Macquarie Communications Infrastructure Limited (MCIL) nor any member of the Macquarie Bank Group including Macquarie Specialised Asset Management Limited (the Manager) guarantees any particular rate of return on Stapled Securities or the performance of MCIG, nor do they guarantee the repayment of capital from MCIG.

MCIL will cease to be a member of the Macquarie Bank Group following completion of the Offer.

Contents

	Important Information	1
	Investment Highlights	3
	Chairman's Letter	11
1	Summary of Key Information	13
2	Details of the Offer	19
3	Industry Overview	23
4	MCIG's Investment Objectives and Opportunities	29
5	Initial Investment – Broadcast Australia	33
6	Financial Information	51
7	Board and Management	57
8	Investment Structure and Taxation	63
9	Experts' Reports	67
10	Risk Factors	95
11	Additional Information	101
12	Management Fee Examples	129
13	Glossary	133
	Application Forms	
	Corporate Directory	

The Offer contained in this Prospectus is an invitation to apply for Stapled Securities comprising one unit in Macquarie Communications Infrastructure Trust (MCIT) and one share in MCIL, stapled together to form a single Stapled Security.

The Offer does not take into account the investment objectives, financial situation and particular needs of the investor. It is important that you read the entire Prospectus before making any decision to invest in Stapled Securities and, in particular, in considering the prospects of MCIG, that you consider the risk factors that could affect the financial performance of MCIG. You should carefully consider these factors in light of your particular investment needs, objectives and financial circumstances (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest. Some of the risk factors which should be considered are set out in Section 10, Risk Factors.

This Prospectus is dated 8 July 2002 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. ASIC and Australian Stock Exchange Limited (ASX) take no responsibility for this Prospectus. No Stapled Securities will be allotted or issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. No person is authorised to provide any information or to make any representation in connection with the Offer described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by MCIG or the Manager in connection with the Offer.

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

The Stapled Securities may not be offered or sold in the United States or to US persons. The Stapled Securities have not been and will not be registered under the US Securities Act of 1933.

The Manager, as responsible entity of MCIT and manager of MCIL, is entitled to fees [illegible]. Macquarie Bank and its related bodies corporate, together with their officers and directors, may hold Stapled Securities from time to time.

Exposure period
The Corporations Act prohibits the processing of Applications in the seven day period after the date of lodgement of the Prospectus. This period may be extended by ASIC by up to a further seven days. This period is an exposure period to enable the Prospectus to be examined by market participants prior to the raising of funds. Applications received during the exposure period will not be processed until after the expiry of that period. No preference will be conferred on Applications received during the exposure period.

Some events relating to the Offer are described as having occurred as at the date of lodgement of this Prospectus. It may be that some of these events will in fact occur after lodgement but before the end of the exposure period.

Electronic Prospectus
This Prospectus may be viewed online at [illegible]. Persons who receive the electronic version of this Prospectus should ensure that they download and read the entire Prospectus. The Offer is only available to persons receiving the electronic version of this Prospectus within Australia and New Zealand. A paper copy of this Prospectus will be provided free of charge to any person who requests a copy by contacting any of the Joint Lead Managers and Joint Underwriters, by mail or in person, during the period of the Offer.

Definitions
A number of words and terms used in this Prospectus have defined meanings that appear in Section 13, Glossary.

Financial amounts
All financial amounts contained in this Prospectus are expressed in Australian currency unless otherwise stated.

Photographs and diagrams
The assets depicted in photographs in this Prospectus are not assets of MCIG unless otherwise stated. Diagrams appearing in this Prospectus are illustrative only and may not be drawn to scale.

Privacy notification
By filling out the Application Form to apply for Stapled Securities, you are providing personal information to MCIG through MCIG's service provider, the Registry, which is contracted by MCIG to manage Applications for Stapled Securities. MCIG, and the Registry on its behalf, collect, hold and use that personal information in order to process your Application, service your needs as an investor, provide facilities and services that you request and carry out appropriate administration.

If you do not provide the information requested in the Application Form, MCIG and the Registry may not be able to process or accept your Application.

Your personal information may also be used from time to time to inform you about other Macquarie Bank Group products and services which it is considered may be of interest to you. If you do not want your personal information to be used for this purpose, please tick the appropriate box on the Application Form.

Your personal information may also be provided to other Macquarie Bank Group companies and to MCIG's agents and service providers on the basis that they deal with such information in accordance with MCIG's privacy policy. Members of the Macquarie Bank Group and MCIG's agents and service providers may be located outside Australia where your personal information may not receive the same level of protection as that afforded under Australian law. The types of agents and service providers that may be provided with your personal information and the circumstances in which your personal information may be shared are:

- the Registry for ongoing administration of the register;
- printers and other companies for the purposes of preparation and distribution of statements and for handling mail;
- market research companies for the purpose of analysing the MCIG investor base and for product development and planning; and
- legal and accounting firms, auditors, contractors, consultants and other advisers for the purpose of administering, and advising on, the Stapled Securities and for any associated actions.

You may request access to your personal information held by or on behalf of MCIG. You may be required to pay a reasonable charge to the Registry in order to access your personal information. You can request access to your personal information by writing or telephoning the Registry as follows:

ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Tel: (02) 8280 7111

MCIG has adopted the Macquarie Bank privacy policy. You can obtain a copy of this policy by visiting the MCIG website at [illegible].

If you have any questions in relation to the Offer please call the Registry on 1300 [illegible] or MCIG Investor Relations on 1800 [illegible]

Important Information

Important Information

The Offer consists of 155 million Stapled Securities in Macquarie Communications Infrastructure Group (MCIG). Each Stapled Security will comprise one share in Macquarie Communications Infrastructure Limited (MCIL) and one unit in Macquarie Communications Infrastructure Trust (MCIT). MCIG intends to apply to have the Stapled Securities listed on ASX. Shares in MCIL and units in MCIT will be stapled together and will not be able to be traded independently.

Minimum number of Stapled Securities which may be applied for under the Retail Offer	1,000
Application Price per Stapled Security	$2.00
Total Stapled Securities on issue following completion of the Offer	155 million*
Market capitalisation at the Application Price	$310 million*

* Macquarie Bank Group has undertaken to subscribe $[illegible] million for approximately 30% of the total Stapled Securities on issue following completion of the Offer. Macquarie Bank Group may also take up Stapled Securities pursuant to [illegible] underwriting obligations under the Underwriting Agreement and has agreed that for at least 12 months after the date of Listing it will not dispose of any Stapled Securities allotted to it, up to a maximum of [illegible] million Stapled Securities or approximately 32% of the Offer.

Important Dates

Offer opens	22 July 2002
Offer closes	9 August 2002
Allotment of Stapled Securities	12 August 2002
Trading on ASX commences on a deferred settlement basis	13 August 2002
Expected despatch of holding statements	14 August 2002

The dates and times are indicative only. MCIG reserves the right to vary the dates and times of the Offer, without prior notice, and to accept late Applications.

D. Harry Kahn
Name
[signature]
Signature
Director, MSAM
Capacity

H.K. McCann
Name
[signature]
Signature
Director, MCIL
Capacity

Important Information

Important Information

The Offer consists of 155 million Stapled Securities in Macquarie Communications Infrastructure Group (MCIG). Each Stapled Security will comprise one share in Macquarie Communications Infrastructure Limited (MCIL) and one unit in Macquarie Communications Infrastructure Trust (MCIT). MCIG intends to apply to have the Stapled Securities listed on ASX. Shares in MCIL and units in MCIT will be stapled together and will not be able to be traded independently.

Minimum number of Stapled Securities which may be applied for under the Retail Offer	1,000
Application Price per Stapled Security	$2.00
Total Stapled Securities on issue following completion of the Offer	155 million*
Market capitalisation at the Application Price	$310 million*

* Macquarie Bank Group has undertaken to subscribe $61.60 million for approximately 20% of the total Stapled Securities on issue following completion of the Offer. Macquarie Bank Group may also take up Stapled Securities pursuant to MaCML's underwriting obligations under the Underwriting Agreement and has agreed that for at least 12 months after the date of Listing, it will not dispose of any Stapled Securities allotted to it, up to a maximum of 50 million Stapled Securities or approximately 32% of the Offer.

Important Dates

Offer opens	22 July 2002
Offer closes	9 August 2002
Allotment of Stapled Securities	12 August 2002
Trading on ASX commences on a deferred settlement basis	13 August 2002
Expected dispatch of holding statements	14 August 2002

The dates and times are indicative only. MCIG reserves the right to vary the dates and times of the Offer without prior notice, and to accept late Applications.

Anthony Kahn
Name
[signature]
Signature
Director, MSAM
Capacity

H.K. McCann
Name
[signature]
Signature
Director MCIL
Capacity



Investment Highlights

MCIG has been established to make equity and equity-related investments in communications infrastructure. MCIG will target communications infrastructure assets which, in its opinion, offer predictable cashflows and revenue growth.

Key investment highlights are set out below:

Stable Revenue
Owners of communications infrastructure typically benefit from high barriers to entry as a result of high capital costs and the regulatory, environmental and planning requirements for new entrants.

These features, and the ability to secure long term supply contracts with customers, typically enable the owners of communications infrastructure to earn stable revenues over the long term.

High Quality Seed Investment
MCIG's seed investment is a 100% shareholding in Broadcast Australia Pty Limited (Broadcast Australia).

Broadcast Australia is Australia's leading independent broadcast transmission service provider. Broadcast Australia's core business is the provision of infrastructure for the transmission of television and radio broadcasts to audiences across Australia.

Broadcast Australia owns and operates the most extensive broadcast transmission infrastructure network in Australia. Broadcast Australia provides transmission services from 581 transmission sites across metropolitan, regional and rural Australia and reaches 98% of the country's population.

Broadcast Australia has secured long term contracts to supply television and radio broadcast services to the Australian Broadcasting Corporation (ABC) and the Special Broadcasting Service Corporation (SBS).

These contracts, which represent 79% of Broadcast Australia's forecast revenue for FY 2003 to FY 2005, provide a high degree of predictability for near term growth although timing of revenue from some contracts is subject to timing of service commencement, as discussed in Section 5.9 Financial Information.

Broadcast Australia's strategic broadcast communications infrastructure and long term contracted cashflows offer strong defensive characteristics and contracted growth from the introduction of digital television services in Australia. There is further potential upside from the possible introduction of new services such as data delivery via terrestrial transmission, digital radio and new television and radio licences.

The Implied Purchase Price of Broadcast Australia for Stapled Security Holders represents an EV/EBITDA multiple of 12.5 times forecast EBITDA for FY 2003 and 9.8 times forecast EBITDA for FY 2004, as calculated in Section 5.9, Financial Information.

The Base IRR for MCIG's equity investment in Broadcast Australia is 20.5% based on the Implied Purchase Price. The Base IRR is calculated as described in Section 5.9, Financial Information and is based on the assumptions set out in Section 5.10, Key Assumptions for Forecast Information and Base IRR. The Base IRR does not take into account some potential revenue streams discussed in Section 5.9, Financial Information.

Attractive Yield
Based on the assumptions described in Section 6.5 Forecast Distributions, the Manager expects to pay distributions for FY 2003 totalling approximately 15 cents per Stapled Security which represents a forecast yield of 7.7%, based on the Application Price, and expects to pay distributions for FY 2005 totalling approximately 29 cents per Stapled Security which represents a forecast yield of 14.4%, based on the Application Price.

Growth
MCIG intends to invest in communications assets which will provide investors with the stable defensive characteristics of infrastructure together with the potential for significant earnings growth.



Global Investment Opportunities

MCIG expects a number of investment opportunities will arise as a result of the ongoing restructuring in the communications infrastructure sector globally, including privatisation of government owned infrastructure, industry rationalisation involving the separation of ownership of communications infrastructure from the provision of communications services, and the sale of communications infrastructure assets by cash constrained companies.

MCIG is currently considering several near term opportunities to acquire broadcasting assets and other communications infrastructure.

Experienced Board and Management Team

MCIL and the Manager each have an experienced board of directors who, between them, have extensive industry knowledge and infrastructure expertise.

MCIG is managed by a wholly owned subsidiary of Macquarie Bank. The Macquarie Bank Group has a proven track record in delivering value for infrastructure investors and has one of the world's largest infrastructure advisory groups with over 330 executives in 13 countries.

MCIG's management team has expert knowledge of the communications infrastructure sector and extensive experience in the broadcast transmission industry.

The Macquarie Bank Group has a proven track record in delivering value for infrastructure investors



MCIG's seed asset, Broadcast Australia, is Australia's leading independent broadcast transmission service provider. Broadcast Australia's core business is the provision of infrastructure for the transmission of television and radio broadcasts to audiences across Australia.



Broadcast Australia's strategic communications infrastructure network and long term contracted revenues offer strong defensive characteristics with potential upside.





Broadcast Australia owns and operates the most extensive broadcast transmission infrastructure network in Australia, reaching 98% of the population


89% of Broadcast Australia's forecast revenue for FY 2003 to FY 2005 is projected to come from existing contracts


Broadcast Australia has secured long term contracts with the ABC and SBS, which represent more than 79% of forecast revenue for FY 2003 to FY 2005

MCIG is targeting investments in communications infrastructure, including broadcast towers and related infrastructure; mobile telecommunications towers; satellites and wireline infrastructure.

Chairman's Letter

Dear Investor,

It is my pleasure to invite you to become an investor in MCIG. MCIG is a new investment vehicle that intends to invest in communications infrastructure.

MCIG will seek to acquire a global portfolio of communications infrastructure assets which will provide Stapled Security Holders with predictable cashflows and revenue growth.

MCIG's initial investment is a 100% shareholding in Broadcast Australia. Broadcast Australia operates an infrastructure network for the transmission of television and radio broadcasts to audiences across Australia. This network operates from 581 strategic antenna sites across metropolitan, regional and rural Australia reaching 96% of the country's population. Broadcast Australia has entered into long term contracts with the ABC and SBS, which represent more than 79% of Broadcast Australia's forecast revenue for FY 2003 to FY 2005.

MCIG intends to leverage its management expertise to make further investments in selected global communications infrastructure. MCIG expects that the industry trend towards privatisation of government owned communications infrastructure and the separation of ownership of communications infrastructure assets from the delivery of communications services will provide a number of attractive investment opportunities.

MCIG will be managed by a team of executives from the Macquarie Bank Group which has expert knowledge of the communications infrastructure sector and extensive experience in the broadcast transmission industry.

Based on the assumptions set out in Section 6.6, Forecast Distributions, MCIG expects to pay distributions totalling approximately 15 cents per Stapled Security for FY 2005, which represents a forecast yield of 7.7% based on the Application Price. MCIG expects to pay distributions totalling approximately 29 cents per Stapled Security for FY 2006, which represents a forecast yield of 14.4% based on the Application Price.

This Prospectus contains detailed information about MCIG which I encourage you to read carefully.

On behalf of my fellow directors, I look forward to welcoming you as a Stapled Security Holder in MCIG.

Yours sincerely

Kevin McCann
Chairman
Macquarie Communications Infrastructure Limited



1 Summary of Key Information

1.1 Summary of the Offer

The Offer consists of 155 million Stapled Securities to be issued by MCIL and the Manager of MCIT.

1.2 Use of Proceeds

Funds raised under the Offer by MCIG are intended to be used as follows:

	$ million
Implied Purchase Price of Broadcast Australia*	270
Working capital	7
Provision for deferred consideration**	20
Expenses of the Offer	13
Total	310

* Refer to Section 4.2 for further details.

** MCIG is required to pay deferred consideration relating to the acquisition of Broadcast Australia of $[illegible] million on 15 January [illegible] and $[illegible] million on 30 September [illegible] subject to the adjustments or other claims under the Share Sale Agreement described in Section 11.12 Summary of Material Contracts.

Macquarie Bank Group has undertaken to subscribe $61.69 million for approximately 20% of the total Stapled Securities on issue following completion of the Offer. Macquarie Bank Group may also take up Stapled Securities pursuant to MECML's underwriting obligations under the Underwriting Agreement and has agreed that for at least 12 months after the date of Listing, it will not dispose of any Stapled Securities allotted to it, up to a maximum of 50 million Stapled Securities or approximately 32% of the Offer.

1.3 Investment Strategy

MCIG is aiming to acquire a portfolio of communications infrastructure assets which will provide Stapled Security Holders with a combination of stable long term cash yields and capital growth, through improved business and capital management.

MCIG will target investments in communications infrastructure which display some or all of the following characteristics:

- predictable cashflows and revenue growth;
- strategic characteristics which offer revenue enhancement opportunities through the delivery of existing services to new customers or new services using existing assets;
- high barriers to entry;
- availability of significant stakeholdings which will enable it to influence the key strategic, commercial and financial decisions of the business; and
- an experienced and capable operational management team.

MCIG will consider investments in communications infrastructure located in OECD member countries or countries which have comparable sovereign credit ratings or economic performance. Suitable infrastructure could include:

- communications towers and related infrastructure;
- wireless communications facilities including microwave transmission devices;
- other network infrastructure (including satellites) related to the provision of broadcast and other communications services; and
- certain wireline infrastructure including in-city networks, local access networks and submarine cables.

A further description of these types of communications infrastructure is found in Section 3, Industry Overview.

MCIG will target communications infrastructure in unlisted entities except where a strategic or undervalued listed shareholding is identified.

The investment strategy may be varied with reasonable notice to Stapled Security Holders.

1.4 Structure

MCG's current structure is as follows.



MCG consists of two entities:

- MCIL, an Australian public company, which, through wholly owned subsidiaries, indirectly holds all of the shares in Broadcast Australia. MCIL will seek to acquire controlling interests in communications infrastructure but may acquire lesser interests where MCIL believes there may be an opportunity to subsequently accumulate a controlling interest.
- MCIT, an Australian registered managed investment scheme which may acquire non-controlling interests in communications infrastructure.

Initially, the Manager of MCIL and responsible entity of MCIT will be Macquarie Specialised Asset Management Limited (MSAM). It is anticipated that MSAM will be replaced as Manager of MCIL and responsible entity of MCIT by Macquarie Communications Infrastructure Management Limited (MCIML), a wholly owned subsidiary of Macquarie Bank. It is intended that MCIML will replace MSAM as Manager of MCIL and responsible entity of MCIT after MCIML has been issued an Australian financial services licence authorising it to operate and manage MCIT and provide management services to MCIL.

Each Stapled Security issued by MCG will consist of one share in MCIL and one unit in MCIT. Shares in MCIL and units in MCIT will be stapled together and will not be able to be traded independently.

Further details of the structure of MCG, funding arrangements between MCIL and MCIT and the tax implications of an investment in MCG are set out in Section 8, Investment Structure and Taxation and Section 9.2, Independent Taxation Report.

The constitutions of MCIL and MCIT facilitate stapling of units in MCIT and shares in MCIL and, if required in the future, other securities.

1.5 Seed Investment

MCG's seed investment is a 100% shareholding in Broadcast Australia (formerly known as NTL Australia Pty Limited).

Broadcast Australia owns and operates the most extensive broadcast transmission infrastructure network in Australia. This network operates from 581 transmission sites across metropolitan, regional and rural Australia and reaches 98% of the country's population.

Broadcast Australia has secured long term contracts for supply of television and radio broadcast services to the ABC and SBS.

Prior to its acquisition by Macquarie Communications Infrastructure Holdings Limited (MCIHL), a wholly owned subsidiary of MCIL, Broadcast Australia was an indirect wholly owned subsidiary of NTL, a cable television and broadcast services company with operations in the UK and Europe. On 2 April 2002, MCIHL via subsidiaries acquired 100% of Broadcast Australia from NTL. As described in Section 11.17, Summary of Material Contracts, $20 million of deferred consideration is payable by MCIHL to NTL during 2003.

1.6 Manager and Responsible Entity

MCG will initially be managed by MSAM (Manager).

Manager

MCIL has entered into a Management Agreement under which the Manager will provide management services to MCIL. The terms of the Management Agreement are described in more detail in Section 11.12, Summary of Material Contracts.

The boards of directors of MCIL and the Manager (upon MCIML's appointment) will have a number of common directors. Details of the boards of directors and management are provided in Section 7, Board and Management.

Macquarie Communications Infrastructure Group Prospectus 2002

Responsible Entity
It is a requirement of the Corporations Act for registered managed investment schemes to have a responsible entity. MSAM is the responsible entity of MCIT.

The directors of MSAM are Michael Carapiet, Anthony Kahn, Gregory Osborne and Mark Ramsey, who are all executives of Macquarie Bank.

A Compliance Committee has been appointed for MCIT and is discussed in further detail in Section 7, Board and Management.

1.7 Management Fees
The remuneration of the Manager comprises a Base Fee and a Performance Fee. The Manager will meet the costs of the senior personnel which Macquarie Bank Group seconds to MCIL and Broadcast Australia and will also bear the costs of its own staff, premises and operating systems in providing management services to MCIG. MCIL and MCIT will meet all other costs of MCIG.

The calculation of the fees payable to the Manager is detailed below.

Base Fee
The Base Fee is payable quarterly in arrears and is calculated as follows:

- 1.50% per annum of the first $500 million of Net Investment Value; plus
- 1.25% per annum of the next $500 million of Net Investment Value; plus
- 1.00% per annum of the Net Investment Value in excess of $1,000 million.

Net Investment Value for any quarter equals:

- the average market capitalisation of MCIG over the last 15 trading days of the quarter; plus
- the amount of any external borrowings of MCIL and MCIT and their wholly owned entities at the end of the quarter (but not including borrowings by or on behalf of operating or project entities wholly owned by MCIL); plus
- the amount of any firm commitments by MCIG including its wholly owned entities to make further investments,

less

- amounts invested by MCIL and MCIT (and their wholly owned entities) in cash or cash equivalents (but not including cash or cash equivalents held by operating or project entities wholly owned by MCIG).

In calculating its Base Fee, the Manager does not intend to include borrowings, cash or cash equivalents relating to investments in roads or operating entities such as Broadcast Australia and Broadcast Australia Finance Pty Ltd (Finance SPV).

Performance Fee
The Manager will receive a Performance Fee, calculated and payable half yearly in arrears if the performance of the Stapled Securities exceeds the performance of the S&P ASX 200 Industrials Accumulation Index (Benchmark Index).

The Performance Fee equals 20% of the Return above the Benchmark Return for the period. If the Return is less than the Benchmark Return in any period, the amount of the deficit is carried forward and taken into account in calculating whether the Return exceeds the Benchmark Return for subsequent periods.

The Performance Fee for each period is calculated as follows:

Performance Fee = 20% x (Return – Benchmark Return), where:

Return for a period equals:

- the average market capitalisation of MCIG over the last 15 trading days of the previous period (except for the first period where it is the number of Stapled Securities on issue multiplied by the issue price on the closing date of the Offer) multiplied by
- the movement in the accumulation index for the Stapled Securities (Securities Index) over the relevant period expressed as a fraction, based on the average daily closing value of the index over the last 15 trading days of the period compared with the average daily closing value of the index over the last 15 trading days of the previous period except for the first period where it is the initial accumulation index figure ascribed to the Stapled Securities.

Benchmark Return for a period equals:

- the average market capitalisation of MCIG over the last 15 trading days of the previous period (except for the first period where it is the number of Stapled Securities on issue multiplied by the issue price on the closing date of the Offer) multiplied by
- the movement in the Benchmark Index over the relevant period expressed as a fraction, based on the average daily closing value of the index over the last 15 trading days of the period compared with the average daily closing value of the index over the last 15 trading days of the previous period, or in the case of the first period, the average daily closing value of the index over the last 15 days immediately prior to the closing date of the Offer.

The Securities Index measures the performance of MCIG over a period. It will be specially calculated for the Manager by an appropriately qualified independent party and calculates the accumulated total return achieved by Stapled Security Holders, including all distributions from the date of listing of MCIG.

The first Performance Fee will be calculated in respect of the period from the listing of MCIG to 31 December 2002. The Performance Fee in subsequent periods will be calculated on a six monthly basis.





The Performance Fee is payable to the Manager in cash. Subject to the Corporations Act and ASX Listing Rules, the Manager may apply to invest the Performance Fee in Stapled Securities. Non-executive directors of the Manager will assess the impact of the application on Stapled Security Holders at that time. The decision to accept or reject the application will be made by non-executive directors acting in the interests of Stapled Security Holders.

The price of the Stapled Securities issued to the Manager as a Performance Fee will be calculated as the weighted average price of Stapled Securities over the first 15 trading days after the end of the relevant period.

In accordance with a waiver granted by ASX, the right of the Manager to subscribe for Stapled Securities is subject to Stapled Security Holder approval every three years.

1.6 Relationship Between MCIG, Macquarie Bank and other Funds Managed by Macquarie ISF

The Investment Banking Group of Macquarie Bank (Macquarie IBG) specialises in originating, structuring and advising on infrastructure transactions. Macquarie IBG has one of the world's largest infrastructure advisory groups with over 300 executives in 15 countries. In 2001, Macquarie IBG advised on infrastructure projects with a total value of over $20 billion. Project Finance International magazine rated Macquarie Bank number 1 in the Asia-Pacific region and number 3 globally for infrastructure advisory mandates won in 2001.

Macquarie IBG will be engaged from time to time to advise MCIG and the project vehicles in which it invests, in relation to individual transactions. Arm's length fees will be payable by MCIG for these advisory services.

Macquarie IBG frequently acts as the financial adviser to consortia on infrastructure projects. Macquarie IBG's role typically includes developing a financial plan, devising a detailed financial model, creating the most appropriate corporate and operating structures, arranging the required funds and developing and implementing financial enhancements.

MCIG may wish to make investments or participate in transactions where Macquarie IBG acts as adviser to a third party. There are no formal arrangements or obligations requiring Macquarie IBG to introduce transactions to MCIG. Macquarie IBG may also, from time to time, act as principal in a transaction. MCIG is under no obligation to take up an investment opportunity presented by Macquarie IBG.

While MCIL and the Manager will have a strong relationship with other areas of Macquarie IBG, strict "Chinese Wall" policies are in place between Macquarie ISF and other divisions of Macquarie Bank to guard against the disclosure of confidential information.

In addition, Macquarie Bank (the Manager's parent company) may provide short term finance to MCIG from time to time. Any such loans will be on market terms.

It is the intention of the board of directors of MCIL to develop guidelines for fees payable to Macquarie IBG in relation to advisory services (ie services outside the scope of the management role of the Manager) to ensure that any fees payable can be benchmarked against market practice where appropriate.

Given its investment objectives (refer Section 4: MCIG's Investment Objectives and [illegible]), MCIG is not expected to compete directly for investment opportunities with any existing funds managed by the Infrastructure and Specialised Funds Division of Macquarie Bank (Macquarie ISF) which forms part of Macquarie IBG.



In the future, Macquarie IBG may establish new funds with objectives similar to MCIG. If MCIG and one or more funds established by Macquarie IBG target the same investment opportunities, it is possible that the funds will co-invest.

1.9 Distribution Policy

Depending on the availability of funds for distribution, investors in MCIG may receive distributions from MCIT and dividends from MCIL.

Distributions to Stapled Security Holders are expected to be payable half yearly in arrears in February and August in respect of the preceding six month periods ending 31 December and 30 June. The first distribution to Security Holders is expected to be paid in February 2003 for the period to 31 December 2002.

Unless otherwise determined by the Manager, the distributable income of MCIT is the taxable income of MCIT.

MCIT will, unless otherwise determined by the Manager, distribute all of its taxable income in respect of each six month period. The distribution policy for MCIL will be determined by the directors of MCIL each year.

Forecast distributions for MCIG are contained in Section 6.6, Forecast Distributions.

MCIG may also consider the implementation of a distribution reinvestment plan which would allow Stapled Security Holders to reinvest distributions in additional Stapled Securities.

1.10 Exchange Rate Hedging Policy

Investments by MCIG in overseas countries will result in changes in the Australian dollar value of assets as currency exchange rates change.

MCIG will generally adopt similar governance and prudential frameworks to those adopted by Macquarie IBG's other specialised managed funds.

- on acquisitions and sales, MCIG intends to hedge from around the date of commitment to the date funds are paid/received;
- on capital expenditure, MCIG may hedge on its equity contributions, but only where such contributions are due in the short term; and
- MCIG does not intend to hedge either distributions or the translation risk on any offshore assets in which MCIG may invest.

1.11 Borrowing Policy

The assets in which MCIG invests are likely to be financed in part by external debt.

MCIG is targeting investments in communications infrastructure assets characterised by long term contracts with credit worthy counterparties offering predictable revenue. The gearing levels of MCIG's investments are likely to reflect the suitability of communications infrastructure assets for debt financing.

Section 5.8, Borrowings, describes in more detail $250 million of medium term notes issued by Finance SPV, a wholly owned subsidiary of MCIL, which has been guaranteed by Broadcast Australia Holdings and Broadcast Australia.

At the fund level MCIG is generally expected to only have short to medium term borrowings to facilitate investments.

1.12 Investment Risks

Investments in MCIG as described in this Prospectus are subject to general and specific risks. Some of these risks are discussed in detail in Section 10, Risk Factors. Before investing in MCIG, investors are urged to consider these risk factors carefully, and to read the Prospectus in its entirety.



2 Details of the Offer

2

2.1 Timetable

Offer opens	22 July 2002
Offer closes	9 August 2002
Allotment of Stapled Securities	12 August 2002
Trading on ASX commences on a deferred settlement basis	13 August 2002
Expected despatch of holding statements	14 August 2002

The dates and times are indicative only. MCIG reserves the right to vary the dates and times of the Offer, without prior notice and to accept late Applications.

2.2 Summary of the Offer

The Offer consists of 155 million Stapled Securities to be issued by MCIL and the Manager.

Macquarie Bank Group has undertaken to subscribe $61.69 million for approximately 20% of the total Stapled Securities on issue following completion of the Offer. Macquarie Bank Group may also take up Stapled Securities pursuant to MECML's underwriting obligations under the Underwriting Agreement and has agreed that for at least 12 months after the date of listing, it will not dispose of any Stapled Securities allotted to it, up to a maximum of 50 million Stapled Securities or approximately 32% of the Offer.

The Offer comprises an Institutional Offer and a Retail Offer.

The rights and liabilities attaching to the Stapled Securities are set out in this Prospectus, including in Section 11.12, Summary of Material Contracts.

2.3 Institutional Offer

The Institutional Offer is open to wholesale investors in Australia and New Zealand, and to institutional investors in other jurisdictions to whom offers may be made under the securities laws of those jurisdictions. This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. The Stapled Securities may not be offered or sold in the US or to US persons. The Stapled Securities have not been and will not be registered under the US Securities Act of 1933. Applications under the Institutional Offer will be undertaken through arrangements determined by the Joint Lead Managers and Joint Underwriters.

2.4 Retail Offer

The Retail Offer is open to members of the general public who are residents of Australia or New Zealand.

How to Apply Under the Retail Offer

The minimum number of Stapled Securities which may be applied for under the Retail Offer is 1,000 Stapled Securities representing Application Monies of $2,000 and thereafter in multiples of 100 Stapled Securities.

There is no maximum number of Stapled Securities which may be applied for under the Retail Offer.

Applications for Stapled Securities must be made on the Application Form. The Application Form contains detailed instructions on how to complete the form.

A copy of this Prospectus may be downloaded from www.macquarie.com.au/mcig

To Whom Should Cheques Be Made Payable?

Applications under the Retail Offer which are not Broker Firm Applications must be accompanied by a cheque(s) in Australian currency drawn on an Australian branch of an Australian bank. Your cheque(s) should be made payable to "MCIG Offer" and crossed "not negotiable".

Where and When to Send Your Application Form

Completed Application Forms, together with the cheque(s) for Application Monies, should be mailed or delivered to the Registry. The address of the Registry is set out in the Corporate Directory at the back of this Prospectus.

Regardless of the method of lodgement, all Applications must be received by the Registry by no later than 5.00 pm AEST on 9 August 2002, unless the dates and times are varied by MCIG, with the consent of the Joint Lead Managers and Joint Underwriters.

MCIG reserves the right to close the Offer at an earlier date or to extend the Offer at its absolute discretion without prior notice or to vary the dates and times of the Offer. MCIG also reserves the right to accept late Applications.

Acceptance of Applications

An Application constitutes an irrevocable offer to subscribe for Stapled Securities on the terms and conditions set out in this Prospectus and the Application Form. MCIG and the Joint Lead Managers and Joint Underwriters reserve the right to reject any Application in the Retail Offer or to allocate a lesser number of Stapled Securities than that applied for by any Applicant. If any Application is rejected or accepted in part only, the relevant part of the Application Monies will be refunded. No interest will be paid on any Application Monies refunded.

In particular, if the number of Stapled Securities applied for under the Offer is greater than the number of Stapled Securities available for issue, then scale back arrangements will apply. The method of scale back will be determined by MCIG and the Joint Lead Managers and Joint Underwriters.

Broker Firm Applications

A Broker Firm Offer is available to retail clients of the Participating Brokers who are offered a firm allocation of Stapled Securities by MCIG.

Applicants under the Broker Firm Offer should make direct payment to the Participating Broker from which the firm allocation of Stapled Securities was received or as otherwise instructed by the Participating Broker.

In addition, Applicants under the Broker Firm Offer should return their completed Application Forms to the Participating Broker from which they received their firm allocation of Stapled Securities, unless otherwise instructed by the Participating Broker.

2.5 ASX Trading

MCIG intends, within seven days after the date of this Prospectus, to apply for admission to the Official List of ASX and for official quotation on ASX of the Stapled Securities issued under this Prospectus.

Trading of the Stapled Securities on ASX is expected to commence on 13 August 2002.

Following the issue of Stapled Securities, successful Applicants will receive a holding statement setting out the number of Stapled Securities issued to them under the Offer. It is expected that holding statements will be despatched by standard post on 14 August 2002.

It is the responsibility of Applicants to determine their allocation prior to trading in Stapled Securities. Applicants trading in Stapled Securities prior to receiving a holding statement do so at their own risk.

Investors should note that ASX reserves the right to remove MCIT and MCIL from the Official List of ASX if:

- units in MCIT and shares in MCIL cease to be stapled together;
- the responsible entity of MCIT issues units in MCIT that are not stapled to an equivalent number of shares in MCIL; or
- MCIL issues shares that are not stapled to an equivalent number of units in MCIT.

2.6 Disbursement of Application Monies

All Application Monies will be held in a special purpose trust account until Stapled Securities are issued to successful Applicants.

If permission is not granted by ASX for quotation of the Stapled Securities within three months following the date of this Prospectus, the Stapled Securities will not be allotted and Application Monies will be repaid in full within the time prescribed by the Corporations Act, without interest.

2.7 CHESS and Holding Statements

MCIG intends to apply to participate in CHESS and, in accordance with ASX Listing Rules and the SCH Business Rules, will maintain an electronic issuer sponsored subregister and an electronic CHESS subregister.

Following the issue of Stapled Securities to successful Applicants, Stapled Security Holders will receive an initial statement of holding (similar to a bank account statement) that sets out the number of Stapled Securities that have been allocated to them in the Offer.

This statement will also provide details of a Stapled Security Holder's HIN in the case of a holding on the CHESS subregister, or SRN in the case of a holding on the issuer sponsored subregister. Stapled Security Holders will be required to quote their HIN or SRN, as appropriate, in all dealings with a stockbroker or the Registry.

Stapled Security Holders will receive subsequent statements during the first week of the following month if there has been a change to their holding on the register and as otherwise required under ASX Listing Rules and the Corporations Act. Additional statements may be requested at any other time either directly through the Stapled Security Holder's sponsoring broker, in the case of a holding on the CHESS subregister, or through the Registry in the case of a holding on the issuer sponsored subregister. MCIG or the Registry may charge a fee for these additional issuer sponsored statements.

2.8 Withdrawal or Early Close of the Offer

MCIG reserves the right not to proceed with the Offer at any time before the issue of Stapled Securities to successful Applicants. If the Offer does not proceed, Application Monies will be refunded. No interest will be paid on any Application Monies refunded as a result of the withdrawal of the Offer or otherwise.

MCIG also reserves the right to close the Offer early

2.9 Electronic Prospectus

This Prospectus may be viewed online at www.macquarie.com.au/mcig. Persons who receive the electronic version of this Prospectus should ensure that they download and read the entire Prospectus. The Offer is only available to persons receiving the electronic version of the Prospectus within Australia and New Zealand. A paper copy of the Prospectus will be provided free of charge to any person who requests a copy by contacting any of the Joint Lead Managers and Joint Underwriters, by mail or in person, during the period of the Offer.

2.10 Underwriting Arrangements

The Joint Lead Managers and Joint Underwriters have agreed to underwrite part of the Offer. The terms of the Underwriting Agreement are summarised in Section 11.12, Summary of Material Contracts.

2.11 Enquiries

If you have any questions in relation to the Offer, please call the Registry on 1800 448 446 or MCIG Investor Relations on 1800 181 910. Applicants with questions on how to complete the Application Form or on the contents of the Prospectus should contact their accountant, stockbroker, lawyer or other professional adviser.





3 Industry Overview

3

3.1 What is Communications Infrastructure?

Communications infrastructure provides the physical facilities for the transmission of electronic communications signals. Such infrastructure may be used, for example, to deliver television and radio broadcasts or to provide voice and data services.

Communications infrastructure includes:

- broadcast towers and related infrastructure;
- mobile telecommunications towers;
- satellites and related infrastructure; and
- wireline infrastructure including inter-city networks, local area networks and cable networks.

Communications infrastructure relates primarily to the carriage and delivery of information, rather than its content. Owners of communications infrastructure typically derive revenue from the provision of transmission services (including broadcast services), site and access rental and other services.

In contrast, service and content providers derive revenue from the sale of communications services to end users and related revenue streams, including advertising, connected with those end users.

3.2 Industry Overview

Broadcast Transmission Infrastructure

Broadcast transmission infrastructure includes terrestrial towers, antennas, satellite dishes and transmitters which are used to transmit television and radio signals. Television and radio terrestrial broadcast networks incorporate tall, typically above 100 metres, long range transmission towers. Broadcast transmission networks have a high power output to ensure adequate signal strength across a wide designated area. They are often located on prominent hills to maximise geographic coverage of the broadcast signal.

There are three generic types of broadcast tower structures:

- monopole (single purpose towers generally reaching up to 30 metres high);
- self-supporting (multi-purpose structures generally reaching up to 150 metres high); and
- guyed towers (multi purpose structures tied to the ground by cables).

Broadcast transmission infrastructure provides wireless transmission of electronic information and entertainment content (video, audio and data) which, depending on the transmission equipment, can either be in digital or analogue form.



Each broadcast facility provides coverage within a defined area, within limitations imposed by the power of the transmission, natural or man-made obstructions to the signal (eg hills or buildings) and licence regulations. Typically, multiple transmission sites are established to cover large geographic areas.

Broadcast transmission network operators own the towers and transmission equipment responsible for broadcasting the signal to the audience. In some cases, they also own the infrastructure for distribution of the broadcast signal to the tower sites.

The customers of broadcast transmission operators generally enter into long term contracts (typically 10 to 15 years) that regulate the supply of services by broadcast transmission operators. These service agreements cover all aspects of service to the customer, including construction, performance levels, maintenance and network management. As a result, the revenue model of broadcast transmission owners is characterised by stable and predictable cashflows over the long term.

Major customers include terrestrial television and radio broadcasters and media content companies.

Traditionally, broadcast transmission infrastructure has been owned by governments, large telecommunications companies and television and radio broadcasters. However, a combination of forces, discussed in the following paragraphs, has led to the separate ownership of broadcast transmission infrastructure and communications service providers in a number of countries. Private transmission infrastructure companies exist in the US, Australia, the UK and the Czech Republic (the latter three cases being former government owned networks). Broadcasters and governments in several other

Ownership of Broadcast Transmission Networks in Selected OECD Countries

Network owner	Government	Private transmission company	Government owned broadcaster	Private broadcaster	Telecommunications company
Australia		✓		✓	
Austria			✓		
Belgium			✓	✓	
Canada			✓		✓
Czech Republic		✓			
Denmark			✓		
Finland			✓		
France					✓
Germany					✓
Greece			✓	✓	
Hungary	✓				
Ireland			✓		
Italy			✓	✓	
Japan			✓	✓	
Korea			✓		✓
Mexico				✓	
Netherlands	✓				
New Zealand			✓		
Norway					✓
Portugal				✓	✓
Singapore			✓		
Spain			✓		✓
Sweden	✓				
Switzerland					✓
Turkey					✓
US		✓		✓	
UK		✓			

Broadcast transmission of television and radio can be achieved through technologies that do not use terrestrial tower networks, including satellite, HFC cables and possibly other technologies (e.g. DSL). These competing technologies are discussed in Section 9.3, Independent Industry Report.

Status of Digital Terrestrial Television in OECD Countries



countries have commenced, or indicated an intention to commence, privatisation of national broadcast networks.

Digital Terrestrial Broadcasting
Digital terrestrial broadcasting of television and radio is still in its infancy but there are plans to roll out digital services in most OECD countries. Digital terrestrial broadcasting has commenced in six OECD countries including Australia, the US and the UK.

A key advantage of digital technology is that the bandwidth required to broadcast a television or radio channel is reduced significantly, therefore enabling multiple channels to require a single analogue channel and/or making spectrum available for other uses. Digitisation also enhances the viewer experience, can support viewer interactivity and improves the quality of the television or radio transmission received.

The digitisation of terrestrial broadcasting will require significant capital expenditure and engineering commitments by network owners to upgrade their transmission equipment. MCG believes that this may operate as a catalyst for privatisation by governments and government owned broadcasters who have witnessed the successful privatisation of government owned broadcasting assets in the UK and Australia and who are unwilling to, or incapable of, undertaking the engineering and capital expenditure required to provide digital broadcast transmission services.

Mobile Towers
Mobile tower owners generate revenue by leasing the site and [illegible] of tower space on the towers to mobile telecommunications operators who attach antennas and microwave dishes used in providing wireless communications networks. Such lease arrangements are typically three to five years in length. Under this business model, ownership of the base station equipment coupled to the towers is retained by the mobile telecommunications operators. In addition to rental payments, mobile tower owners generally receive a fee for installing customers' base station equipment on the tower. Mobile tower owners may also receive services revenue for their maintenance of the base station electronic equipment.

In contrast to a typical broadcast transmission tower network, mobile tower networks consist of a larger number of smaller towers with lower power capability. This is because a mobile telecommunications network is a two way network (it sends and receives signals), requiring smaller coverage areas to ensure efficient use of the spectrum to carry voice and data signals.

Traditionally, mobile transmission networks have been established and owned by mobile telecommunications companies. However, as in the broadcast infrastructure sector, an independent mobile tower industry has emerged over the past five years, especially in the US.

This trend has been driven by a shift in strategy among some mobile telecommunications operators relating to infrastructure ownership. In order to free up capital for the growth and management of their customer base and expansion of their service offering, mobile operators are beginning to share tower infrastructure with other operators or sell their tower infrastructure to independent tower companies. A number of mobile telecommunications operators are shifting their strategy from one of network ownership and coverage to one focusing on brand, marketing and customer service. Governments in many OECD





[illegible] require mobile towers to be jointly used to reduce their environmental impact.

The US has arguably the most developed independent mobile tower market, with independent tower companies owning over half of all mobile towers in that country. This trend has also been followed in Australia and the UK. To date, there have been a limited number of sales of mobile towers in Europe.

Mobile technologies are either digital or analogue. Analogue mobile technologies are referred to as first generation (1G) networks. Wireless technologies have evolved with the development of second (2G) and third generation (3G) networks. 2G networks are digital and provide better quality and higher capacity at a lower cost to consumers. 3G digital networks are currently being developed. It is envisaged that 3G networks will provide faster communications services, including voice, fax and data, with seamless global roaming.

Currently mobile technologies in most OECD countries are based on 1G or 2G networks. Analogue and digital networks co-exist in many countries.

Mobile operators are starting to build 3G networks which require substantial capital expenditure, which many operators are unable to fund themselves. 3G networks will require greater density in cell sites than current mobile networks. While some 3G sites will be on buildings and other structures, there may also be an increase in demand for mobile towers, particularly in densely populated areas. [illegible] and regulatory constraints and the large capital expenditure requirements associated with constructing mobile towers may encourage [illegible]

Satellite Systems

Satellite systems are used for a number of communications services including high capacity point to point links, [illegible] of television signals and mobile telecommunications. Satellite broadcasting is a cost effective method of covering large regions [illegible] [illegible] broadcast towers or by terrestrial cables.

There are three types of satellite systems: low earth, medium earth and geo-stationary orbit. Low earth and medium earth orbiting satellite systems [illegible] satellites and are used mainly for mobile telephony. Geostationary satellites are used for all forms of communications to relay information from point to point or point to multipoint over a large coverage area.

The orbital location slot of a satellite is a core asset for a satellite operator. Ownership of the slot requires approval of the International Telecommunications Union and typically involves a long negotiation process. There are only 180 slots worldwide and slots serving the major continents are fairly scarce.

Generally satellites have a limited lifespan of 10 to 15 years. To design, build and launch a major communications satellite generally takes two to three years and costs approximately US$250 million. Although there are high initial capital costs, the operational costs, including management and construction of ground stations are relatively low. These relatively low operating costs can lead to high EBITDA margins for the satellite operators.

Satellite operators generate revenue by entering into long term contracts with parties wanting capacity or channels on the satellite system. These parties include:

- telecommunications operators and internet service providers which need to provide [illegible] backbone communications;
- [illegible] broadcasters; and
- mobile telecommunications operators.

In the case of broadcasting, once a customer has established a contract with a satellite operator which has a satellite in a [illegible] with millions of viewers' individual [illegible] pointing to it, it is expensive for that customer to change satellite operators. As a result, contracts between broadcast satellite operators and their customers tend to be [illegible] and long term in nature. [illegible] also use satellites for [illegible] exchange of content.

Historically, satellite systems were owned by inter-governmental treaty organisations. However, many of these satellite systems have been privatised recently including Intelsat, Inmarsat and Eutelsat. Today, the majority of satellite companies are owned by large



telecommunications companies, satellite manufacturing companies and pay television companies. In some countries, including the UK, private operators also own and operate the satellite uplinking and downlinking facilities.

Terrestrial Wireline and Submarine Cable Networks
Terrestrial wireline and submarine cable networks are used for transmitting voice, data, images and telecommunications services. These networks are point to point systems. The infrastructure for terrestrial wireline and submarine cable networks involves significant initial capital expenditure, however, once constructed, the ongoing cost of signal delivery is relatively low.

Terrestrial Wireline Networks
Terrestrial wireline networks comprise national, international, metropolitan and local loop networks, exchanges and access lines which connect end users.

There are a number of types of cable networks:

- twisted copper pairs (generally used in the local access network to connect end customers);
- coaxial, which consists of copper wire [illegible] inside an insulated copper tube; and
- fibre optic cables, which comprise glass or plastic threads carrying laser light pulses.

Fibre optic cables have several advantages over traditional metal cables, including significantly greater bandwidth [illegible] capable of supporting high speed applications [illegible], low susceptibility to interference and greater capacity to transmit data digitally.

Owners of terrestrial cable network infrastructure typically generate revenue by leasing capacity on the cable networks to customers via medium to long term contracts. The cable owners may also provide their customers with operations and maintenance services in respect of the leased capacity. Owners of [illegible] network infrastructure [illegible] from customers.

Major customers generally include telecommunications companies, internet service providers, pay television operators, government agencies and large corporations.

Submarine Cable Networks
Submarine cables are the underwater trunk network connections which carry voice, data and video between countries and continents. The majority of international telecommunications traffic is carried over submarine cables.

In the past five years, a number of independent non-telecommunications companies have built submarine cable networks with the objective of financing the cost through sales of capacity to telecommunications operators or internet service providers. The excess of global capacity has led to financial difficulty for a number of new cable operators.



4 MCIG's Investment Objectives and Opportunities

4

4.1 Investment Objectives

MCIG will consider investments in selected communications infrastructure in OECD countries and countries which have comparable sovereign credit ratings or economic performance. An initial focus of MCIG is likely to be broadcast transmission towers and related infrastructure. However, MCIG may also consider investing in other communications infrastructure, including satellite and cable infrastructure and wireless communications facilities.

MCIG will target communications infrastructure in unlisted entities, except where a strategic or undervalued listed investment is identified.

MCIG will aim to acquire a portfolio of assets which will provide Stapled Security Holders with a combination of stable long term cash yields and capital growth, through improved business and capital management.

Total returns to Stapled Security Holders will depend on returns from MCIG's investments, which may vary according to the type of communications infrastructure, the stage of development and the type of income returns. Should MCIG determine that it is in the interests of Stapled Security Holders to alter MCIG's investment objectives, Stapled Security Holders will be notified in advance.

4.2 Investment Strategy

MCIG considers that its investment objectives can best be achieved by targeting communications infrastructure with some or all of the following characteristics:

- **predictable cashflows and revenue growth** – communications infrastructure which offers predictable cashflows and revenue growth;
- **revenue enhancement opportunities** – assets situated in strategic locations or serving markets which offer revenue enhancement opportunities through the delivery of existing services to new customers or new services using existing assets;
- **high barriers to entry** – investments which have unique characteristics that are difficult to duplicate such as premium geographic locations or which have high capital costs or significant regulatory, environmental and planning requirements for new entrants;
- **availability of significant stakeholding** – investments allowing MCIG to influence the key strategic, commercial and financial decisions of the business; and
- **capable operational management** – communications infrastructure with an experienced and capable operational management team.

The Manager's intention is not to make any investments which would cause MCIT to be classified as a public trading trust for the purposes of Division 6C of the Tax Act. To remain outside of Division 6C, MCIT must not, among other things, control or have the ability to control, directly or indirectly, the affairs of the operations of any entity in which it invests. It is currently envisaged that any such investments would be made through MCIL.

4.3 Investment Approach

MCIG's investment approach is illustrated in the following diagram.

The Investment Lifecycle


Deal Flow
Financial Structuring
Investment Lifecycle
Distributions
Capital and Financial Management

Deal Flow
MCIG believes investment opportunities are likely to come from three primary sources:

- **pro-active identification** – opportunities identified by the Manager and marketed to an existing owner of communications infrastructure;
- **private trade sales** – opportunities where MCIG has approached the vendor in relation to the secondary sale of communications infrastructure on an exclusive basis; and
- **public tenders** – opportunities where tenders are invited from a range of parties in relation to the privatisation or secondary sale of communications infrastructure.

MCIG believes ongoing restructuring and rationalisation in the communications infrastructure sector will result in a significant deal flow for MCIG, including opportunities to potentially acquire existing infrastructure at less than installation cost.

Investment Analysis and Due Diligence
Each opportunity identified will be subject to an initial review by the Manager to determine whether it is consistent with MCIG's investment objectives and investment strategy. Once an opportunity passes this initial review, it will undergo an extensive evaluation process. This will include:

- **business plan** – evaluation of the business plan including strategies for developing new communications services, increasing customer base, increasing revenues, reducing operating expenses and optimising capital expenditure;
- **asset and market due diligence** – a comprehensive review of available information to identify material risks and validate assumptions in the business plan. This would include the engagement of experts to review key risk areas including legal, tax, accounting, insurance, environmental and technical matters;
- **asset valuation** – an assessment of the fair value of an investment opportunity. This would involve the detailed assessment of the business and financial model;
- **tax and accounting analysis** – seeking to minimise any potentially adverse tax or accounting impacts for MCIG; and
- **sensitivity analysis** – using the business and financial model to develop financial structuring options and ensure their robustness through sensitivity analysis.

Ongoing Management of Investments
In most cases MCIG will seek to acquire significant shareholdings in order to provide MCIG with influence over the key strategic, commercial and financial decisions of the assets in which MCIG has invested.

MCIG will seek board representation, input into the business planning process and the ability to meet with management regularly to review progress against targets. It will also identify opportunities to provide or procure specialist technical support for management as required.

MCIG will seek to maximise distributions to Stapled Security Holders through innovative and active capital management. Where appropriate, MCIG will refinance its investments to maintain an optimal capital structure for each asset and accelerate distributions to Stapled Security Holders.



Macquarie IBG
Macquarie IBG's worldwide network and relationships with players in the communications infrastructure sector is expected to generate deal flow for MCIG globally while allowing MCIG to remain independent of any single industry player in the communications infrastructure industry.

As stated in Section 1.6, Macquarie IBG is under no obligation to introduce transactions to MCIG and MCIG is under no obligation to take up an investment opportunity presented by Macquarie IBG. However, if MCIG takes up an investment opportunity introduced by Macquarie IBG, Macquarie IBG will participate in most aspects of the investment process, in particular transaction sourcing, financial evaluation, structuring (including raising of debt and equity) and execution. Macquarie IBG will receive a separate arm's length fee for these services.

4.4 Relationship Between MCIG and Other Funds Managed by Macquarie ISF

Macquarie ISF has established and manages a number of funds which invest in infrastructure.

The only existing Macquarie ISF fund that has invested in communications infrastructure is the Macquarie Global Infrastructure Fund (GIF). GIF invests in infrastructure and businesses involved in the provision of services or technology to infrastructure assets in OECD countries. GIF typically targets assets in which it can make equity investments of around $25 million to $50 million. While MCIG may also make equity investments in this range, it is likely that it will target larger investments unless they are of particular strategic significance to MCIG.

MCIG is not expected to directly compete for communications infrastructure with other funds managed by Macquarie ISF. As new specialist funds are established by Macquarie ISG, circumstances may arise where MCIG and the new funds target similar investments. In these circumstances, it is the responsibility of the Manager to act at all times in the best interests of Stapled Security Holders.

If MCIG and one or more other funds managed by Macquarie ISF target the same investment opportunities, it is possible that those funds will co-invest.

4.5 Investment Opportunities

Investment opportunities may arise in each of the key categories of communications infrastructure, discussed in Section 3, Industry Overview.

Broadcast Transmission Infrastructure

MCIG is currently evaluating a number of opportunities to acquire broadcast transmission assets. The digitisation of broadcasting is likely to accelerate the privatisation of broadcast transmission networks, due to:

- the substantial capital expenditure required for installing digital transmission equipment; and
- regulatory changes.

MCIG also believes that other opportunities may come from the divestment of transmission networks by broadcasters and telecommunications operators wishing to access the capital invested in these networks and broadcasters separating their transmission infrastructure from their service and content businesses.

MCIG believes that it is well positioned to take advantage of opportunities to acquire broadcast transmission assets.

Section 7, Board and Management, contains a description of the experience of Broadcast Australia's senior management team. In particular, Broadcast Australia's management team has been involved in the privatisation of broadcast ventures in the UK and Australia.

MCIG has identified acquisition opportunities for broadcast transmission assets in a number of overseas countries including the UK, Ireland, Canada, New Zealand, Italy and the Czech Republic. For example, there is currently a privatisation process underway in Ireland in which MCIG is likely to seek to participate.

There is no guarantee that MCIG will secure any of these opportunities.

Mobile Towers

MCIG believes that the increased focus by wireless communications operators on marketing and customer service including the provision of new products and services will lead some operators towards outsourcing their tower networks. This trend is expected to be accelerated by the introduction of 3G mobile networks and may provide further investment opportunities in mobile tower infrastructure.

Several European mobile telephony companies have instigated processes (which have not been completed) to divest mobile telephony towers under arrangements which preserve long term access contracts.

In addition, MCIG believes that there may be investment opportunities associated with the acquisition of tower portfolios from mobile operators and other tower companies experiencing financial difficulties, at prices that may provide attractive returns to MCIG.

Satellite Systems

MCIG also believes that there may be opportunities for the acquisition of shareholdings in satellite ground equipment that is complementary to existing terrestrial broadcast networks, and possibly existing satellite companies and strategic shareholdings in satellite consortia.

Terrestrial Wireline and Submarine Cable Networks

MCIG believes that a limited number of appropriate investment opportunities could arise in respect of terrestrial wireline networks and submarine cable networks. Such opportunities could develop if existing network owners decide to divest their infrastructure as part of a trend of focusing on their customer business rather than network ownership.

In order to fund future investments, MCIG will need to raise additional capital, in the form of debt, equity or a combination of both.


TRA

5 Initial Investment – Broadcast Australia



5

5.1 Key Features

MIG's initial investment is a 100% shareholding in Broadcast Australia.

Broadcast Australia is the owner and operator of a national broadcast transmission network which provides transmission services to the ABC and SBS, and to regional television and other media, telecommunications and community organisations.

Broadcast Australia's key features include:

- **Predictable revenues from long term contracts and revenue growth** – The ABC and SBS have both signed a series of long term contracts with Broadcast Australia. These customer relationships are expected to continue to grow as new broadcasting services are rolled out. Based on revenue growth from its existing long term contracts and the forecast provision of new services, and a relatively fixed operating cost base, Broadcast Australia has forecast 24% compound annual growth in EBITDA between FY 2002 and FY 2006.
- **Predictable operating costs** – Broadcast Australia's operating costs are largely fixed or directly scalable.
- **Strong competitive position** – Broadcast Australia's network is currently the only infrastructure network capable of providing near national coverage by terrestrial delivery, with 561 strategic antenna sites across metropolitan, regional and rural Australia, reaching 98% of Australia's population; and
- **Experienced management team** – Broadcast Australia has an experienced and knowledgeable board and management team which has built strong relationships with key participants in the broadcasting and communications infrastructure industries.

These key features are described in more detail below.

Predictable Revenues from Long Term Contracts and Revenue Growth

Broadcast Australia's forecast revenue comprises:

- **Contracted revenue from public-funded broadcasters** – Broadcast Australia's two major customers are the ABC and SBS. Contracted revenue from the ABC and SBS is forecast to represent 67% of forecast revenue for FY 2003;
- **Contracted revenue from commercial broadcasters and major telecommunications companies** – Broadcast Australia's other customers include regional commercial television and radio broadcasters, community broadcasters, telecommunications operators and emergency services organisations who share facilities on its sites. Contracted revenue from commercial entities is forecast to represent 12% of forecast revenue for FY 2003; and
- **Uncontracted revenue from the provision of new services and the continuation of existing contractual services to existing customers:**
  - **Analogue television and radio** – Broadcast Australia intends to actively pursue and is well positioned to secure new analogue television and radio transmission service revenues, such as further extension of ABC radio networks and extension of SBS television coverage in regional Australia;
  - **Digital television with the ABC and SBS** – Significant opportunities exist for new digital television revenues in addition to growth from existing digital contracts currently being rolled out for the ABC and SBS; and
  - **Facilities leasing to regional broadcasters** – New facilities leasing opportunities are expected to arise from the digitisation of the regional commercial broadcasters' television services.

In addition, there is potential revenue upside for Broadcast Australia from the following new services which have not been included in Broadcast Australia's forecast revenue and EBITDA:

- **New digital transmission services** – Other opportunities from the introduction of digital transmission services to holders of datacasting licences, the potential allocation of a fourth commercial television licence and digital radio; and
- **Other new revenue streams** – Broadcast Australia is actively pursuing the development of new revenue streams such as leasing its facilities to mobile [illegible] and wireless internet services for regional Australia.





Predictable Operating Costs

Broadcast Australia's operating costs comprise four major items:

- **Operations and Maintenance** (41% of total forecast FY 2003 costs) and **Property** (17% of total forecast FY 2003 costs) are mainly the subject of long term contractual arrangements and are not expected to rise significantly as revenue growth, particularly from digital television, is achieved;
- **Electricity** (17% of total forecast FY 2003 costs) is the major variable cost, being a function of the costs from electricity distributors and the number of services provided by Broadcast Australia; and
- **Overheads and Other Costs** including employee costs (25% of total forecast FY 2003 costs) are expected to remain stable, as major operating requirements are outsourced and Broadcast Australia has already increased its number of employees in anticipation of the forecast digital transmission service implementation program.

Strong Competitive Position

Broadcast Australia is the only owner or operator of broadcast infrastructure delivering independent Australia wide transmission services.

There are owners of alternative terrestrial transmission infrastructure in both metropolitan and regional markets. However, for many regional areas of Australia, Broadcast Australia's transmission network currently represents the only infrastructure capable of providing terrestrial transmission. In addition to offering a substantially wider geographic presence than any other operator, Broadcast Australia's transmission [illegible] generally occupy optimal sites. Broadcast Australia management believe it would be difficult for another private operator to replicate the infrastructure due to environmental and planning impediments, and the substantial capital cost of establishing a [illegible] national network of transmission sites.

By virtue of the access regimes applicable to digital and analogue transmission infrastructure in Australia, it is possible for alternative transmission service providers to provide services using Broadcast Australia's infrastructure, subject to an access fee being agreed with Broadcast Australia. In addition, potential competitors could broadcast signals via satellite, cable, existing third party tower infrastructure or the establishment of new broadcast tower infrastructure in this regard. Broadcast Australia's competitive position is ultimately protected by:

- its existing contractual arrangements with the ABC and SBS for both analogue and digital signal transmission;
- the underlying advantages of terrestrial broadcasting compared to other technology alternatives, particularly for regional Australia, including the distribution of local content, the availability of [illegible] existing television reception equipment and the efficiency of terrestrial broadcasting in providing free to air services to virtually all viewers and listeners; and
- the substantial cost to the community involved [illegible] receiving equipment on a widespread basis.

Further discussion of Broadcast Australia's competitive position and alternative delivery platforms is contained in Section [illegible], [illegible] Industry Report.

Strong Management Team

MCIG has retained Broadcast Australia's senior management team which has played a pivotal role in developing its business following the NTA's privatisation and sale to NTL in 1999 (refer Section 7: Board and Management). In addition, Broadcast Australia Holdings has a technical assistance arrangement with NTL and [illegible] Telecommunications Limited, one of NTL's UK subsidiaries (refer Section 11.1[illegible] Summary of Material Contracts) that provides ongoing [illegible] assistance to Broadcast Australia Holdings and its related bodies corporate.





5.2 Broadcast Australia's Tower Network
Broadcast Australia operates 581 strategic transmission tower sites located across metropolitan, regional and rural Australia (see map above).

Broadcast Australia owns approximately 40% of its sites on a freehold basis. Details of the ownership of Broadcast Australia's transmission sites are shown in the following table:

Tenure	Broadcast Australia	Government Departments	Telstra	Regional Broadcasters	Third Parties	Total
Freehold	240					240
Leases/Licences		99			41	[illegible]
Informal/Permissive		15			1	16
Shared Sites		7	[illegible]	83	3	[illegible]
Total	240	121	92	83	45	581

5.3 Services Provided by Broadcast Australia
Using its portfolio of [illegible] transmission infrastructure, Broadcast Australia derives revenue from two main services:

- **Broadcast services** – providing a [illegible] transmission service for television and radio broadcasts; and
- **Facilities leasing** – leasing of space on Broadcast Australia's sites and infrastructure to commercial television and radio broadcasters and other telecommunications and [illegible] organisations.

Broadcast Services
Broadcast Australia's primary source of revenue is the transmission of national television and radio broadcasts for the ABC and SBS.

Broadcast Australia's services to the ABC and SBS are provided on a site by site basis. Accordingly, the majority of Broadcast Australia's revenues are generated from the provision of transmission services in regional Australia.







Broadcast Australia's broadcast transmission service commences when it receives the input signal to be broadcast at its transmission site. The input signal is received through fibre optic cable, satellite link or microwave feed.

Once Broadcast Australia receives the input signal:

- program input equipment converts the input signal to a transmittable signal,
- transmitters convert the signal into airwave form and amplify the input signal to the required broadcast signal strength,

  the signal is fed directly to the antenna via a feeder cable, or into a combiner unit and combined with other signals in the same frequency band prior to being fed to the antenna, and
- antennas launch the broadcast signal in the form of electromagnetic signals for ultimate reception via a domestic antenna and receiver.

Broadcast Australia's transmission services are continuously monitored by staff at its network operations centre located in Gore Hill, Sydney. This facility is designed to enable Broadcast Australia to quickly detect and respond to network faults, so as to minimise the risk of service disruption.

Analogue Television Broadcasting

Broadcast Australia receives revenue for the following analogue television broadcasting services:

- **ABC** – Broadcast Australia is the sole provider of analogue television transmission services for the ABC and transmits 44[illegible] analogue television services for the ABC. In the transmission of a television signal in a particular [illegible] from a particular site, Broadcast Australia has also won the right to provide all 13 analogue television transmission services that the ABC has tendered since April 19[illegible], and
- **SBS** – Broadcast Australia provides 2[illegible]3 analogue television transmission services to SBS, making Broadcast Australia the provider of the majority of analogue television transmission services for SBS. Broadcast Australia has won the right to provide 41 analogue television transmission services out of a total of [illegible] television transmission services that SBS has tendered since 1999.

Analogue Radio Broadcasting

Broadcast Australia has the largest network of AM and FM radio broadcast transmission facilities in Australia and currently provides the following services:

- **ABC** – Broadcast Australia is the sole provider of analogue AM/FM radio and high frequency transmissions for the ABC's regional, national and international radio services. These comprise three AM and two FM national radio networks and the Radio Australia signals transmitted internationally from Australia. Broadcast Australia provides over [illegible]00 analogue services for the ABC and has won the contract to provide all 17 new analogue radio transmission services that the ABC has tendered since April 1999,
- **SBS** – Broadcast Australia is the sole provider of analogue AM and FM radio transmissions for SBS, both nationally and regionally, and
- **Others** – Broadcast Australia has [illegible] transmission contracts with the commercial radio broadcast sector, primarily for the use of Broadcast Australia's sites and transmission infrastructure. Broadcast Australia has also secured transmission service contracts for new [illegible] services such as UMG Radio in Sydney and [illegible] in Brisbane.

Digital Television Broadcasting

Broadcast Australia receives revenue for the following digital television broadcasting services:

- **ABC** – In December 2000, following an extended public tender process, Broadcast Australia executed a Digital Terrestrial Television Broadcasting (DTTB) contract with the ABC to become its whole of network digital transmission service provider. In addition, Broadcast Australia has secured a whole-of-network contract to provide [illegible] services for ABC digital television pursuant to a contract with SingTel Optus (formerly Cable & Wireless Optus). Since 1 January 2001, ABC digital services have been available to [illegible] million homes in Sydney, Melbourne, Brisbane, Perth and Adelaide and during 2001 Broadcast Australia launched the ABC's digital service in Canberra, Hobart and Darwin. In 2002, Broadcast Australia has launched digital services in Newcastle and [illegible] new services on the Sunshine Coast. A further 15 new digital services are due for implementation in 200[illegible]



with an additional 45 services expected to commence in 2005.

- **SBS** – SBS is tendering its digital transmission requirements as separate packages rather than through a single tender. To date, Broadcast Australia has won the three major contracts that SBS has put to tender, which include: 15 year contracts to provide services to Sydney, Melbourne, Perth, Adelaide, Brisbane, Canberra, Hobart and Darwin, and a 10 year contract for 17 further services to be commissioned during 2002 and 2003. SBS is currently tendering for the provision of a package of 47 regional and metropolitan infill digital television transmission services. These services have scheduled service start dates beginning in 2003, 2004 and 2005. Broadcast Australia has submitted a comprehensive tender response; and
- **Other Regional Commercial Broadcasters** – Prime, WIN and Southern Cross Broadcasting have executed agreements to utilise Broadcast Australia's sites and infrastructure for initial digital television services and negotiations are continuing for additional services.

Further details on the rollout of digital television in Australia are set out in Section 5.5 "Digital Television Rollout".

Facilities Leasing

Broadcast Australia has 405 sites available for facilities leasing. Customers include commercial television and radio broadcasters, telecommunications carriers, providers and operators of radiocommunications networks such as police, taxi and ambulance services.

Television

Analogue Television Facilities Leasing

As part of the acquisition of the NTA from the Commonwealth Government in 1999, Broadcast Australia also acquired a number of long term agreements (typically 15 years with an option to renew for a further 15 years) for regional commercial broadcasters to share its sites and infrastructure. These services range from a commercial broadcaster placing its own equipment, including transmitter and program input equipment, on a Broadcast Australia site and sharing space on Broadcast Australia's tower, to a "portal service" where the broadcaster owns a transmitter which is plugged into a port on Broadcast Australia's combiner for transmission. Major commercial customers include Prime, WIN and Southern Cross Broadcasting.

Digital Television Facilities Leasing

In addition to securing the ABC and SBS digital television contracts, the geographic reach of Broadcast Australia's network provides a unique opportunity to provide digital television leasing or portal services to regional and other commercial television broadcasters. To date, Prime and Southern Cross Broadcasting have executed agreements to utilise Broadcast Australia's sites and infrastructure for digital television services for Canberra only, however negotiations are well advanced for further contracts covering services that these regional commercial broadcasters are expected to require over the next three years. A portal service agreement for the rollout of 20 digital television portal services has been executed with WIN, and the Canberra and Illawarra [illegible] services have already been commissioned.

Radio

Broadcast Australia has [illegible] contracts with the commercial radio broadcast sector, primarily for the use of Broadcast Australia's sites and infrastructure.

Telecommunications, Radiocommunications and Others

Broadcast Australia currently leases space on its sites to emergency service organisations and many of Australia's telecommunications operators such as Telstra, Vodafone, Hutchison, AAPT and SingTel Optus. Broadcast Australia's transmission infrastructure is primarily located in regional areas and therefore does not offer low power mobile cellular coverage, especially in metropolitan areas. However, the portfolio is suited to providing [illegible], especially in regional centres, for fixed and mobile telephone carriers, as well as [illegible] aggregation [illegible] switch sites in metropolitan areas.

5.4 Further Opportunities

Given Broadcast Australia's extensive transmission infrastructure and relationship with key industry players, it is ideally placed to provide new broadcast media initiatives, including:

- **Digital Radio Broadcasting** – while the introduction of digital television is being driven by Commonwealth Government policy, there remains considerable uncertainty surrounding the timeframe for the introduction of digital radio in Australia. The Commonwealth Government has yet to formally announce the technical framework for digital radio in Australia and as such, the commercial issues surrounding its introduction remain unclear. Broadcast Australia conducted initial digital radio transmission tests in the mid-1990s and a subsequent trial in early 2000 in preparation for its introduction, and is well positioned to participate in this opportunity when it emerges;
- ***Delivery of Digital Data*** – uses similar technology to digital television to transmit data into households via the television set or a set top box. This may be interactive, integrating internet functionality with television programs. While the future business opportunity from this technology is potentially quite substantial, there remains a high degree of uncertainty on service offerings in the short to medium term. As the largest owner and operator of UHF antenna systems in the markets which are likely to be prominent in the delivery of terrestrial data or other digital services, Broadcast Australia is well positioned to benefit from the establishment of these new services using UHF spectrum; and
- Other – opportunities include using broadcast spectrum to provide enhanced internet access to personal computer services for regional and rural communities, and other interactive digital services.

5.5 Digital Television Rollout

The Commonwealth Government has legislated the introduction of digital television from January 2001 in metropolitan markets and a phased introduction across regional Australia.

The introduction of digital television broadcasting represents a major development for the broadcasting industry. In order to provide an opportunity for all consumers to adapt to the new technology, the Commonwealth Government has a legislated policy for all broadcasters to transmit their signals in both analogue and digital format for at least eight years in each market, following the introduction of digital television in that market (Simulcast Period). The eight-year minimum Simulcast Period is subject to review by the Commonwealth Government in 2005.

Given the political sensitivity associated with depriving consumers of access to analogue television, MCG expects that the Simulcast Period will be maintained until ownership of digital televisions or reception devices approaches full penetration in the relevant market. If the Simulcast Period is extended, then

Broadcast Australia would expect to benefit from a longer period of dual revenue streams from the provision of both analogue and digital television transmission services.

Broadcast Australia has secured the contract to act as the ABC's sole provider of digital television transmission services across Australia. The rollout of new digital television services for the ABC is subject to the approval of the Commonwealth Minister for Communications, with the contract providing for a minimum and maximum annual intended rollout rate. The ABC has confirmed funding arrangements with the Commonwealth Government for the purpose of the digital television transmission services contract, although each new service requires an implementation plan to be approved by the Commonwealth Minister for Communications before the ABC confirms service commencement with Broadcast Australia.

Broadcast Australia is not obliged to commence construction on any new services until a firm order for the service is received from the ABC, hence, revenues and capital expenditure for digital television are expected to be closely correlated.

Summary of Broadcast Australia's Long Term Contracts

The table below details the value of Broadcast Australia's key long term contracts (as at 1 June 2002) in respect of broadcasting services and facilities leasing. The value of contracts is expressed in 2002 dollars excluding indexation adjustments to which Broadcast Australia is entitled in accordance with those contracts.

Broadcast Australia's long term contracts are output-based and are independent of population coverage or actual viewer numbers. Thus, while a significant proportion of the Australian population falls within the five major metropolitan transmission service areas, these markets represent a relatively minor proportion of Broadcast Australia's total contracted revenue.

Under these contracts, Broadcast Australia's primary obligation is to launch broadcast transmission signals from its transmission facilities of a prescribed signal quality in order to meet contracted availability targets. Annual pricing increments are typically determined on a CPI minus 0.8% basis.

Counterparty	Key Contracts (Initial and Option Term*)	Aggregated Contract Value in 2002 Dollars ($ million)	Aggregated Contract Value (including Extension Options) in 2002 Dollars ($ million)
Analogue Television			
ABC	2009 + 5 year option	165	273
SBS	2004 + 3 x 3 year options	31	116
	(2008 and 2012 extensions)	74	74
Sub-Total – Analogue Television		270	463
Analogue Radio			
ABC**	2009 + 5 year option	387	661
SBS	2004 + 3 x 3 year options	5	22
Sub-Total – Analogue Radio		392	682
Digital Television			
ABC^	15 years from commissioning +		
	5 year option	519	1,1[illegible]
SBS	2011 to 2016	133	133
Sub-Total – Digital Television		653	1,247
Other Broadcast Services	Various	17	15
Facilities Leasing			
Television	Various (up to 15 years)	45	45
Radio	Various (up to 15 years)	9	9
Telecoms	Various (up to 10 years)	23	23
Sub-Total – Facilities Leasing		77	77
Total – Broadcast Australia		1,701	2,47[illegible]

Note

* In each case, the options are exercisable by the customer

** Includes Radio Australia

^ Includes [illegible]



Broadcast Australia's two main contract counterparties, the ABC and SBS receive most of their funding from the Commonwealth Government under a triennial funding arrangement. The funding allocated by the Commonwealth Government for the purposes of broadcast transmission cannot be applied to other uses.

5.6 Operations and Maintenance

Broadcast Australia has established a state of the art network operations centre at Gore Hill in Sydney. The centre provides real time visibility on the performance of Broadcast Australia's network through a remote telemetry system. The system provides Broadcast Australia with up to date information to enable it to pro-actively manage its transmission infrastructure through early detection of faults and dispatch of repair crews, minimising the risk of service disruptions. It also provides real time information to Broadcast Australia's customers which enables them to respond to queries from members of their audiences who may be experiencing transmission difficulties.

Since June 1999, Broadcast Australia has progressively outsourced the operations and maintenance of its transmission infrastructure to TVNZ (Australia) Pty Limited (TVNZ), a wholly owned subsidiary of Television New Zealand Limited, under the Operations and Maintenance Agreement (O&M Agreement). To fulfil its contractual obligations, TVNZ has specialist staff based in Sydney, Melbourne, Brisbane, Perth and Adelaide as well as [illegible] and [illegible] subcontractors throughout regional Australia.

The O&M Agreement, which remains in force until 31 December [illegible], provides fixed annual charges in relation to all [illegible] transmission services and [illegible] in relation to the [illegible] of ABC and SBS digital services. Fees payable are adjusted annually by reference to changes in inflation on a CPI [illegible] basis.

5.7 Capital Expenditure

Broadcast Australia will require [illegible] capital expenditure to fund the Digital Television [illegible] for the ABC and SBS. Section 5.10, [illegible] Assumptions for Forecast Information and Base IRR, [illegible] a description of the [illegible] assumptions for digital television.

[illegible] as a result of the capital expenditure relating to the introduction of digital television, Broadcast Australia's existing transmission towers and related infrastructure are expected to require minimal ongoing maintenance expenditure relative to the size of the business.

Broadcast Australia has negotiated medium term, fixed price Australian dollar denominated contracts with key equipment suppliers and also has arrangements in place with other subcontractors with respect to civil works, project management and equipment installation.

5.8 Borrowings

On 9 July 2002 Broadcast Australia, through Finance SPV, issued $550 million of medium term notes (MTNs) and secured a $175 million capital expenditure and revolving credit facility (Bank Facility). Finance SPV is a wholly owned subsidiary of MCIL and is a special purpose vehicle established to facilitate borrowings by Broadcast Australia.

Proceeds from the MTN issue were in part used to repay Broadcast Australia's existing bridging finance facility and other debt obligations. The Capital Expenditure Facility may be utilised by Broadcast Australia over time to fund future capital expenditure and working capital requirements.

Summaries of the MTNs and the Bank Facility are provided below. Further details on these facilities are set out in Section 11.12, Summary of Material Contracts.

MTN issue

The MTNs issued by Broadcast Australia are guaranteed by Ambac Assurance [illegible] of the US which are rated AAA and Aaa by Standard & Poor's and Moody's respectively. Key terms of the MTNs are shown below.

Series	Series 1	Series 2	Series 3
Issued Amount	$250m	$250 [illegible]	$[illegible]
Maturity	5 years	7 years	[illegible] years
Repayment	In full on maturity	In full on maturity	In full on maturity
Interest Rate	Fixed	Floating	Floating







Bank Facility
The $175 million Bank Facility has been underwritten by Barclays Capital, the investment banking division of Barclays Bank PLC and Macquarie Bank. The Bank Facility has a term of four years. It comprises a $150 million capital expenditure facility and a $25 million revolving credit facility which may be drawn at any time to fund capital expenditure associated with the rollout of digital television and other new customer services and ongoing working capital requirements, respectively. No amount is currently drawn under this facility.

Interest Rate Hedging
Broadcast Australia has entered into a $320 million interest rate swap which effectively locks in the floating rate for 80% of Series 2 and Series 3 of the MTN issue at 6.25% per annum until March 2007. The lenders under the Bank Facility require Broadcast Australia to maintain an interest rate hedging policy such that floating interest rate exposure is hedged to a level of not less than 75% on a five year rolling basis.

5.9 Financial Information
The Forecast Information and the Base IRR in this Section 5.9 have been prepared on the basis of numerous best estimate assumptions. The material assumptions are set out in Section 5.10, Key Assumptions for Forecast Information and Base IRR. This information is intended to assist investors in assessing the reasonableness and likelihood of the assumptions occurring and is not intended to be a representation that the assumptions will occur.

Investors should be aware that the timing of actual events and the magnitude of their impact may be different from that assumed in preparing the Forecast Information and that this may have a positive or negative effect on Broadcast Australia's actual financial performance. Investors are advised to review the key assumptions set out in Section 5.10, Key Assumptions for Forecast Information and Base IRR, Section 10, Risk Factors, and Section 5.11, Sensitivity Analysis.

The financial information has been reviewed by PricewaterhouseCoopers Securities Ltd whose report appears in Section 9.1, Investigating Accountant's Report.

Overview
Broadcast Australia's historic and forecast financial performance reflects stable contracted revenues from analogue radio and analogue television transmission services provided under contracts with the ABC, SBS and commercial broadcasters. Strong growth in revenue and EBITDA is forecast to be generated, in part, from the expansion of digital television services for the ABC and SBS. Leasing of facilities to commercial broadcasters and telecommunications companies provides an additional contribution to historic and forecast revenue and EBITDA.

Broadcast Australia – Historic and Forecast EBITDA
Year to 30 June
$ million


140
120
100
80
60
40
20
0





Historic and Forecast Statements of Financial Performance

Summaries of Broadcast Australia's historic Statements of Financial Performance for FY 2000 and FY 2001 and forecast Statements of Financial Performance for FY 2002 to FY 2005 are shown below

Broadcast Australia – Summary of Financial Performance ($'000)

	Historic		Estimate	Forecast		
Year ending 30 June	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**
Revenue						
Analogue Television	31,651	32,279	39,840	41,449	42,061	42,975
Digital Television	–	5,571	18,881	29,700	50,976	72,571
Radio	47,514	51,217	54,645	56,814	58,104	60,505
Facilities Licence and Other	13,499	15,382	16,401	17,649	19,400	21,906
Total Revenue	**92,664**	**104,449**	**129,877**	**145,672**	**170,531**	**197,957**
Cost of Sales	(52,814)	(48,175)	(53,732)	(56,943)	(60,580)	(63,058)
Overheads	(10,852)	(13,505)	(13,671)	(13,418)	(14,441)	(15,314)
EBITDA	**28,998**	**41,769**	**62,474**	**75,311**	**95,530**	**119,325**
Depreciation				(38,493)	(41,178)	(45,600)
Amortisation				(43,300)	(43,300)	(43,400)
Net Interest				(44,138)	(47,051)	(50,455)
Income Tax Expense				–	–	–
Net Profit/(Loss) After Tax				**(50,619)**	**(35,978)**	**(21,050)**
EV/EBITDA[1]				12.5	9.6	7.9

[1] Calculated as Implied Purchase Price [illegible] divided by EBITDA in the relevant financial year

Basis of Preparation

The historic and forecast statements of financial performance of Broadcast Australia reflect:

- historic and forecast EBITDA and depreciation expense of Broadcast Australia;
- forecast amortisation expense of MCIML (the entity that acquired Broadcast Australia) as if Broadcast Australia was directly incurring this charge; and
- forecast interest expense of Finance SPV as if Broadcast Australia was directly incurring this expense.

The historic financial performance for FY 2000 and FY 2001 is based on audited accounts of Broadcast Australia Holdings for the years ended [illegible] 2000 and 2001 restated to a June financial year basis and also restated to exclude non-recurring items of revenue and expense.

The estimated financial performance for FY 2002 is based on audited accounts of Broadcast Australia Holdings for the period up to 2 April 2002, unaudited management accounts for the months of April and May 2002 and management estimates of financial performance for the month of June 2002, and restated to exclude non-recurring items of revenue and expense.

The historic financial performance for FY 2000 and FY 2001 and the estimated financial performance for FY 2002 are shown only to the EBITDA level as financial performance below EBITDA reflects depreciation, amortisation and interest expenses prior to the acquisition of Broadcast Australia by MCIML and therefore is not meaningfully comparable to the forecast financial performance for FY 2003 to FY 2005.



Discussion and Analysis

The following paragraphs contain a discussion of the historic and forecast financial performance set out on the opposite page.

Forecast Revenue Mix

The graph below shows the proportionate forecast contribution of each material revenue stream to Broadcast Australia. Revenue growth is expected to be derived predominantly from the rollout of digital television services for the ABC and SBS.



Broadcast Australia – Forecast Revenue Breakdown per Annum Year to 30 June



%
100
80
60
40
20
0
2002
2003
2004
2005
ABC/SBS Digital TV
ABC/SBS Analogue TV
ABC/SBS Analogue Radio
Tenders, leasing and Other

These revenue forecasts are underpinned by the high percentage of contracted revenues and the high proportion of revenue forecast to be received from the ABC and SBS.



Broadcast Australia – Forecast Revenue Breakdown FY 2003 to FY 2005

Non contracted 8%
Other 7%
Commercial contracted 10%
ABC/SBS contracted 75%

The majority of Broadcast Australia's forecast revenue is already contracted – for example, contracted revenue represents 89% of total forecast revenue between FY 2003 and FY 2005 with the ABC and SBS comprising 87% of the total forecast revenue.

Approximately 15% of the ABC/SBS contracted revenue in the pie chart above remains subject to the timing of digital television rollout, including the ongoing process of Ministerial approval of implementation plans. A slower than projected rollout would reduce forecast revenue and EBITDA, as shown in Section 5.11, Sensitivity Analysis.

The timing assumptions in this Prospectus have been developed through detailed discussions with the Commonwealth Government and customers and reviewed by the independent industry expert whose report appears in Section 9.0, Independent Industry Report.

Television Revenue

Television revenue forecasts are underpinned by the provision of analogue transmission services to the ABC and SBS under separate Transmission Service Agreements (TSAs). The ABC analogue TSA and its associated extension contracts encompass all of the ABC's analogue television services across Australia. The current term of the main contract runs until December 2004 with the ABC having the option to extend for a further five years on the same terms and conditions. The current term of the SBS analogue TSA runs until June 2004, at which time SBS has the option to extend for three further periods of five years each on the same terms and conditions. This revenue is [illegible] the previous [illegible]

2004, the first of three options of three years will be exercised by SBS. There is no guarantee that SBS will exercise any of these options.

Television revenues are forecast to be $71.2 million in FY 2003, an increase of 125% on FY 2000 revenue of $31.7 million. The main drivers of the growth have been:

- the delivery of 79 new analogue television services during 2000 and 2001 for SBS, which are contracted to continue until 2012; and
- the establishment of the initial digital television services for the ABC and SBS in major metropolitan and several regional service areas.

Television revenues are forecast to continue to grow to $115.5 million in FY 2005 mainly as a result of the continued rollout of digital television transmission services for the ABC and SBS. The ABC services will be provided under the whole-of-nation digital contract for a term of 15 years from commissioning of each service (with the ABC having the option to extend for a further term of five years). Digital Television Rollout is discussed in more detail in Section 5.5, Digital Television Rollout and Section 11.12, Summary of Material Contracts. The forecast revenues include revenue from the provision of satellite downlink services under an existing subcontract agreement with SingTel Optus in relation to the distribution of ABC digital television signals.

Revenues will also be generated through the delivery of the next contracted phase of digital transmission services for SBS (17 regional and metropolitan infill services). Broadcast Australia is well placed to secure further revenue growth from the provision of managed transmission services or infrastructure access for the rollout of digital television to new communities that SBS is yet to award pursuant to public tenders.

Radio Revenue

Revenues from the provision of radio transmission services to the ABC and SBS form a core revenue stream through the forecast period to 2005. These are derived under the ABC and SBS analogue TSAs that also cover analogue television transmission discussed above. Radio revenues are forecast to be $56.8 million in FY 2003, representing an increase of 20% on revenues of $47.5 million in FY 2000. This growth has been delivered primarily through the establishment of 17 analogue radio services for the ABC and certain new commercial FM services. The provision of additional analogue radio services to the national broadcasters is forecast to contribute to further growth in radio revenue.

Facilities Leasing Revenue

During the period from FY 2003 to FY 2005, [illegible] of facilities leasing revenues relate to contracted analogue broadcast services and [illegible] relate to contracted services for telecommunications service providers. The forecast growth in revenues is attributable to the forecast increase in facilities leasing fees from the commercial broadcasters who currently utilise Broadcast Australia sites, as their digital services are rolled out in regional Australia.

Forecast Operating Costs

Set out below is a summary of the forecast operating costs during the forecast period from FY 2002 to FY 2005.

More than 55% of the total operating costs over the period are under long term contracts.



80
70
60
50
40
30
20
10
0
Overheads
Other Costs
Property

Operations and maintenance is outsourced under a fixed price subcontracting arrangement with TVNZ until 2008, as discussed in Section 5.6, Operations and Maintenance. A summary of the O&M Agreement with TVNZ is contained in Section 11.12, Summary of Material Contracts.

Property costs include all land related expenses and primarily reflect existing lease/licence and access arrangements. Property costs are forecast to increase mainly reflecting the forecast rollout of new services.

Electricity is a significant operating cost associated with the provision of transmission services, and is an incremental cost associated with the provision of new digital transmission services. The growth in electricity costs over the forecast period reflects the overall increase in consumption of electricity as new digital transmission services are commissioned. Electricity costs as a percentage of revenue are forecast to decrease due to the greater efficiency in power consumption of digital transmission equipment compared to that for analogue.

Overheads primarily comprise employee costs and general administrative expenses. The moderate growth during the forecast period reflects a small increase in the number of employees, as personnel levels have already been increased in anticipation of greater activity arising as a consequence of implementing digital television, with other costs mainly remaining stable. The costs of senior management seconded to Broadcast Australia by Macquarie Bank Group are not recharged to Broadcast Australia.

Other costs of sales include insurance, communication and monitoring costs.

Forecast Capital Expenditure
The pie chart opposite illustrates forecast capital expenditure from FY 2003 to FY 2005. Nearly 80% of the total capital expenditure over the period is associated with digital television rollout. The commitment to capital expenditure is scalable under the existing contracts to the speed of the rollout which is determined by the timing of Ministerial approval of Implementation Plans (refer Section 5.5 Digital Television Rollout) and Broadcast Australia's ability to secure further contracts with SBS and regional commercial broadcasters.

Forecast capital expenditure to establish new services has been based on detailed design and costing calculations on a project by project basis. For each of the major cost components required to establish new transmission facilities, Broadcast Australia currently has in place purchasing terms agreements with major equipment suppliers and infrastructure contractors. Under these terms agreements, capital purchases are generally denominated in Australian dollars in the medium term.



Other Maintenance & Repair 10%
Other Broadcast Services Establishment Capex 12%
Digital TV Capex 78%

Cashflow Summary
Set out below is a summary of Broadcast Australia's forecast cashflows for FY 2003 to FY 2005.

Broadcast Australia – Summary of Forecast Cashflows ($'000)

		Forecast	
Year ending 30 June	2003	2004	2005
EBITDA	75,311	95,530	119,325
Less: Amortisation of unearned revenue	(3,611)	(3,611)	(3,413)
Cashflows from Operations	71,700	91,919	115,912
Less: Digital Rollout Capital Expenditure	(31,449)	(45,314)	(49,[illegible])
Less: Other Capital Expenditure and Investments	([illegible])	([illegible])	([illegible])
Add: Capital Expenditure and Working Capital Facility Funding	35,893	42,066	53,448
Less: Interest and Borrowing Costs	([illegible])	([illegible])	([illegible])
Cashflows after Debt Service*	27,562	44,889	65,458

* [illegible]

Basis of Preparation
The forecast cashflows of Broadcast Australia reflect:

– cashflow from operations and capital expenditure of Broadcast Australia; and

– debt service cashflows of Finance SPVs as if Broadcast Australia directly incurred these cashflows.

Deferred consideration of $20 million payable to MCPH is not included in the above summary of forecast cashflows.

Base IRR



The Base IRR from MCG's investment in Broadcast Australia is 20.5% based on the Implied Purchase Price of $270 million and calculated based on a number of assumptions (refer Section 5.10, Key Assumptions for Forecast Information and Base IRR).

The Base IRR calculation does not include a number of potential revenue streams that management believes may become available to Broadcast Australia on the basis that there is a greater degree of subjectivity in forecasting their quantum compared to those revenue streams included in the Base IRR.

Potential revenue streams not taken into account in calculating the Base IRR include:

- revenue from uncontracted telecommunications and radiocommunications site leasing;
- revenue from datacasting, wireless internet and/or multichannelling opportunities;
- revenue from a potential fourth commercial television channel;
- revenue from digital radio services; and
- revenue from the re-use of spectrum vacated following analogue television switch off.

The Base IRR calculation reflects the following:

- [illegible] is the IRR for MCG's equity investment in Broadcast Australia after subtracting one-off [illegible] charges;
- income taxes forecast to be paid by Broadcast Australia have been deducted from the cash flows used to calculate the IRR; and
- deferred consideration payable by MCIHL (as described in Section 11.[illegible], Summary of Material Contracts) has been deducted from the cashflows used to calculate the IRR.

Management fees payable by MCIL have not been deducted from the cashflows used to calculate the Base IRR as they do not apply at the level of individual investments.

5.10 Key Assumptions for Forecast Information and Base IRR

The Forecast Information and Base IRR have been prepared on the basis of numerous assumptions. The material assumptions are set out below. This information is intended to assist investors in assessing the reasonableness and likelihood of the assumptions occurring and is not a representation that the assumptions will occur.



Broadcast Australia – Forecast Revenue Breakdown per Annum, Year to 30 June, %

Investors should be aware that the timing of actual events and the magnitude of their impact may be different from that assumed in preparing the Forecast Information and Base IRR and that this may have a positive or negative effect on Broadcast Australia's actual financial performance and cashflows. Investors are advised to review the key assumptions in conjunction with the sensitivity analysis set out in Section 5.11, Sensitivity Analysis.

Analogue Television Broadcasting

- Exercise of options by customers when applicable in accordance with the options' terms and conditions; and
- progressive shutdown of analogue television networks with reduction in service levels from [illegible]% in 2008 to full switch off by December [illegible].

Digital Television Broadcasting

- Progressive rollout of major digital transmitters for the ABC in regional centres completed by December 2005;
- progressive rollout of major digital transmitters in regional centres for SBS completed by December 2005;
- progressive rollout of minor and infill transmitters for the ABC and SBS to achieve the same coverage as for analogue services completed by December 2011;

- securing certain new contracts to supply digital television transmission services to SBS throughout the IRR calculation period;
- securing renewal of contracts expiring during 2011 to 2015 on similar terms and conditions to existing contracts; and
- the assumed timeframe for the ABC and SBS digital television rollout is illustrated by the timetable below which shows revenue in the specified year as a percentage of forecast annual revenue (non-inflated) when rollout is complete:

2002	11%
2005	71%
2010	97%

Radio Broadcasting
- Exercise of options by customers when applicable in accordance with the options' terms and conditions;
- securing renewal of contracts expiring during 2014 on similar terms and conditions to existing contracts or options; and
- securing certain new contracts to supply analogue radio services to the ABC and SBS during the Base IRR calculation period.

Facilities Leasing

Analogue Television Leased Facilities – Commercial Broadcasters
- Assumed progressive shutdown of analogue regional television networks with reduction in service levels from 100% in 2012 to full switch off by December 2014.

Digital Television Leased Facilities – Commercial Broadcasters
- Securing revenue from new contracts throughout the IRR calculation period as regional commercial broadcasters replicate analogue coverage with the rollout of their digital services;
- assumptions on timing of rollout as for the ABC and SBS regional services; and
- the assumed timeframe for digital television facilities leasing rollout is illustrated by the timetable below, which shows revenue in the specified year as a percentage of forecast annual revenue when rollout is complete:

2002	4%
2005	[illegible]
2010	92%

Cost of Sales

Operations and Maintenance Costs
- Post 2006, O&M costs are forecast to increase at CPI minus 0.5%.

Property Costs
- Forecasts reflect existing lease/licence arrangements taking into account forecast rollout of new services and the forecast renewal terms on expiry of existing tenure arrangements; and
- these costs are forecast to increase at CPI after 2006.

Electricity Costs
- Forecast electricity costs are based on historic consumption rates, known transmitter power levels for existing services and anticipated transmitter power levels for new services and electricity rates consistent with experience.

Other Cost of Sales
- Forecasts reflect existing costs and anticipated trends in these costs based on forecast rollout of new services; and
- these costs are forecast to increase at CPI after 2006.

Overheads Assumptions

Employee Costs
- Employee costs have been forecast on the basis of expected resourcing requirements, taking into account expected remuneration levels, adjusted for CPI.

Other Administrative Costs
- Other administrative and overhead costs are forecast to increase at CPI.

Capital Expenditure
- Forecast digital capital expenditure is based on detailed designs on a project by project basis and costed using contracted prices with equipment suppliers and subcontractors;
- in relation to periods subsequent to the expiry of purchasing frame agreements and subcontractor agreements, the costing of capital expenditure projects assumes Australian dollar prices will be obtained for equipment purchases and subcontractors on similar terms and conditions, adjusted for CPI;
- other capital expenditure is based on historic experience and known requirements; and
- ongoing maintenance capital expenditure beyond the rollout of digital television is approximately $5 million per annum.

The assumed timeframe for capital expenditure associated with digital television rollout is illustrated by the timetable below which shows cumulative digital rollout capital expenditure in the specified year as a percentage of total cumulative capital expenditure when rollout is complete:

2002	[illegible]
2005	[illegible]
2010	[illegible]

Debt and Interest Rates

- Until the end of March 2007:
  - $320 million of debt hedged at 6.25% per annum;
  - interest rate on remaining outstanding debt accords with anticipated trends in interest rates as reflected by the three month Bank Bill Swap Rate forward curve adjusted on a quarterly basis calculated at 26 June 2002.
- after March 2007 the interest rate on all outstanding debt is based on that forward curve;
- MTNs refinanced at expiry with debt fully repaid by 2022; and
- Bank Facility refinanced at expiry with debt fully repaid by 2014.

Base IRR

Calculation of the Base IRR includes a value for Broadcast Australia in the last year of the 15 year IRR calculation period (ie a terminal value) equal to eight times average EBITDA in the last three years of the IRR calculation period. The assumed multiple reflects a comparison to stockmarket valuations of comparable companies and sectors, and cost of capital discount rates with which EBITDA multiples have an inverse relationship.

General Assumptions

- There are no significant changes in prevailing economic conditions or the rate of economic growth in Australia;
- there are no significant industrial, contractual, competitive or political disturbances impacting Broadcast Australia and the continuity of its operations;
- there are no significant changes in statutory, legal or regulatory requirements that would have a material effect on Broadcast Australia's operations;
- there are no significant changes in Broadcast Australia's accounting policies;
- there are no material changes in Australian Accounting Standards, Statements of Accounting Concepts or other mandatory professional reporting requirements, including Urgent Issues Group Consensus Views and the Corporations Act, which may have a material effect on Broadcast Australia's forecast financial performance and cashflows;
- there is no change in taxation legislation which will have a material impact on Broadcast Australia's forecast financial performance and cashflows;
- the forecasts do not take into account any acquisitions during the forecast period; and
- the inflation (CPI) rate is 2.6% per annum.

5.11 Sensitivity Analysis

The Forecast Information and Base IRR presented in Section 5.9, Financial Information, are sensitive to changes in key assumptions used in preparing those forecasts and calculating the Base IRR. Set out below is a summary of the forecast impact on Broadcast Australia's forecast EBITDA and Base IRR from possible changes in some of those assumptions. The forecast impact on EBITDA is shown as a positive/(negative) adjustment to the forecast in millions of dollars. The forecast impact on the Base IRR is shown as a positive/(negative) adjustment to the Base IRR in percentage points.

The sensitivity table should be considered in conjunction with the accompanying discussion of the sensitivity analysis. Care should be taken in interpreting the sensitivity analysis. The analysis treats each change in the specified assumption in isolation to the others whereas in many cases changes may be interdependent, with associated changes potentially having cumulative or mitigating impacts. The analysis presented is no indication of the likely level of variation that could occur in relation to each assumption. Proportional variations of the changes presented may not result in a proportional change to the forecast impact.

Broadcast Australia – Sensitivity Table

		Forecast EBITDA ($ million)			
Year ending 30 June	Change	2003	2004	2005	IRR
Forecast EBITDA/Base IRR		75.9	95.5	119.3	20.6%
Inflation – Base of 2.6%	-50 bps	–	(0.7)	(1.8)	(1.5%)
– Rate of 3.0%	+50 bps		0.7	1.6	1.4%
Interest Rates	-100 bps	–	–	–	0.9%
	+100 bps	–	–	–	(0.9%)
Non-Contracted Revenue	-5.0%	(0.1)	(0.5)	[illegible]	(1.3%)
	+5.0%	0.1	0.5	[illegible]	1.2%
Operating Expenses	-10.0%	[illegible]	4.6	4.9	1.5%
	+10.0%	[illegible]	(4.6)	(4.9)	(2.0%)
Capital Expenditure	-10.0%	–	–	–	0.3%
	+10.0%	–	–	–	(0.3%)
Digital Rollout	1 year delay for 50% of sites	[illegible]	[illegible]	[illegible]	[illegible]
	2 year delay for 50% of sites	[illegible]	[illegible]	[illegible]	[illegible]
Debt Structure	No amortisation	–		–	2.5%
Terminal Value Multiple	6x	–			[illegible]
	10x	–	–		[illegible]

Inflation

The sensitivity table on the opposite page shows the impact of increasing/decreasing the CPI assumption by 50 basis points throughout the forecast period and Base IRR calculation period. Broadcast Australia's main customer contracts provide for increases in revenue linked to increases in CPI. In the majority of cases, indexation takes effect from 1 July based on December to December movements in the underlying index. A movement in CPI has greater impact on forecast revenue than forecast expenses due to their relative quantum. Accordingly, Broadcast Australia's EBITDA and Base IRR are both forecast to be positively correlated to CPI inflation.

Interest Rates

As discussed in Section 5.10, Key Assumptions for Forecast Information and Base IRR, and Section 5.8, Borrowings, Broadcast Australia has $300 million of debt hedged at an interest rate of 6.25% per annum through until March 2007. Changes in interest rates prior to March 2007 will therefore only impact Broadcast Australia's interest expense in relation to the amount of unhedged floating rate debt. The sensitivity table shows the impact of increasing/decreasing the assumed interest rates on unhedged floating rate debt by 100 basis points throughout the forecast period and Base IRR calculation period. An increase in interest rates is forecast to decrease the Base IRR and forecast cashflows after debt service. There is no impact on EBITDA because that is a measure of earnings before deducting interest expense.

Non-Contracted Revenue

As discussed in Section 5.10, Key Assumptions for Forecast Information and Base IRR, the Forecast Information and Base IRR are based on certain assumptions regarding exercise of options by Broadcast Australia's customers under existing contracts, securing renewal of certain existing contracts on similar terms and conditions to existing contracts, and securing certain new contracts. The sensitivity table shows the impact of increasing/decreasing by 5% the assumed pricing upon such exercise of options, renewal of contracts and securing new contracts.

Operating Expenses

The sensitivity table on the opposite page shows the impact of increasing/decreasing operating costs (other than operations and maintenance costs) by 10% of the forecast amount throughout the forecast period and Base IRR calculation period, and from 31 December 2006 for operations and maintenance costs. As discussed in Section 5.6, Operations and Maintenance, operations and maintenance is outsourced under a fixed price subcontracting arrangement with [illegible] until December 2006. A summary of the O&M Agreement with [illegible] is contained in Section 11.12, Summary of Material Contracts.

Capital Expenditure

The sensitivity table shows the impact of increasing/decreasing capital expenditure costs by 10% of the forecast amount from 30 June 2005. As discussed in Section 5.7, Capital Expenditure, Broadcast Australia has a number of purchasing frame agreements with major equipment suppliers and infrastructure contractors, most of which have terms of between three and five years from 2001. There is no impact on EBITDA because that is a measure of earnings before deducting the depreciation expense.

Digital Rollout

Broadcast Australia's forecast digital rollout is discussed in Section 5.6, Digital Television Rollout, and Section 5.10, Key Assumptions for Forecast Information and Base IRR. The sensitivity table shows the impact of a slower timetable for digital television rollout for those services that do not yet have an approved implementation plan. In particular, the table shows the impact if half the number of digital television sites forecast to be rolled out in each year are rolled out one year later ("one year delay for 50% of sites") or two years later ("two year delay for 50% of sites"). A slowdown in digital television rollout may be associated with a delay in shutdown of analogue television, which delay would have a positive impact on the Base IRR.

Debt Structure

As discussed in Section 5.10, Key Assumptions for Forecast Information and Base IRR, the calculation of the Base IRR assumes that the MTNs are refinanced at expiry on amortisation terms that fully repay that debt by 2022 and that the Bank Facility is refinanced at expiry on amortisation terms that fully repay that debt by 2014. The sensitivity table shows the impact of refinancing the MTNs and the Bank Facility on terms that do not provide for amortisation of the debt, as is the case for their current terms. There is no impact on EBITDA because that is a measure of earnings before deducting financing costs.

Terminal Value Multiple

As discussed in Section 5.10, Key Assumptions for Forecast Information and Base IRR, the calculation of the Base IRR includes a terminal value of eight times average EBITDA in the last three years of the IRR calculation period. The sensitivity table shows the impact of using a six times multiple, and a ten times multiple, calculated in the same way as for the Base IRR. There is no impact on EBITDA because the terminal value only applies to the calculation of the Base IRR.



6 Financial Information

6

6.1 Introduction

The Offer consists of 155 million Stapled Securities at an Application Price of $2.00 per Stapled Security.

The financial year of MCIG will end on 30 June each year.

The financial information in this Section 6 has been reviewed by PricewaterhouseCoopers Securities Ltd whose report appears in Section 9.1, Investigating Accountant's Report.

6.2 Pro Forma Aggregated Statement of Financial Position

MCIG will be required to prepare aggregated financial statements combining the financial statements of MCIT and MCIL. Transactions between the entities will be eliminated in the aggregated financial statements of MCIG.

The following pro forma aggregated statement of financial position for MCIG (including MCIL's wholly owned subsidiary Broadcast Australia) has been prepared as at 2 April 2002 incorporating the following pro forma transactions:

- the issue of 155 million Stapled Securities for consideration of $310 million in accordance with the Offer outlined in this Prospectus;
- expenses of the Offer of $13 million;
- MTNs issued by Broadcast Australia, through Finance SPV, of $560 million raised and used to repay existing facilities (including a portion of Macquarie Bank loans to MCIL subsidiaries). Costs of $21 million in relation to arranging the MTNs, capital expenditure and working capital facilities have been paid and capitalised to other assets; and
- a $270 million payment to Macquarie Bank, representing in aggregate the implied Purchase Price for MCIG's equity investment in Broadcast Australia

Pro Forma Aggregated Statement of Financial Position of MCIG as at 2 April 2002

	$ million
Assets	
Current Assets	
Cash assets	37
Receivables	20
Other assets	7
Total Current Assets	64
Non-Current Assets	
Fixed assets	379
Intangible assets	516
Other assets	21
Total Non-Current Assets	916
Total Assets	[illegible]
Liabilities	
Current Liabilities	
Payables	9
Accrued expenses	17
Provisions	6
Other liabilities	22
Total Current Liabilities	54
Non-Current Liabilities	
Other liabilities	54
Debt facility	650
Total Non-Current Liabilities	704
Total Liabilities	758
Net Assets	222
Equity	
Contributed equity	297
Accumulated losses	(75)
Total Security Holders' Interest	222

The fixed assets of Broadcast Australia acquired are included at book value pending completion of valuations of the fair value of assets acquired at acquisition. The valuation will be finalised subsequent to the issue of this Prospectus. Any increase or decrease in the value of fixed assets will be matched by a corresponding decrease or increase in identifiable intangibles. There will be no impact on cashflows of MCIG or Broadcast Australia of the final valuations, however the final valuation could result in a change in timing of depreciation and amortisation of assets in the Statement of Financial Performance.

The Accumulated Loss amount in the Pro Forma Aggregated Statement of Financial Position relates to the forgiveness of approximately $65 million of debt between Broadcast Australia Holdings and an entity that is no longer part of MCIG as a result of a restructure of MCIG and the payment of approximately $20 million to Macquarie Bank to partly fund the return to Macquarie Bank disclosed in Section 11.6, Other Interests.

6.3 Significant Accounting Policies and Notes to the Pro Forma Aggregated Statement of Financial Position

Aggregated Accounts

MCIG is comprised of an Australian trust, MCIT, and an Australian company, MCIL. Units in MCIT and shares in MCIL will be stapled pursuant to the Stapling Deed and under the constitutions for MCIL and MCIT as summarised in Section 11.12, Summary of Material Contracts. Each Stapled Security in MCIG will comprise one unit in MCIT and one share in MCIL. Units in MCIT and shares in MCIL cannot be traded independently and can only be traded as a Stapled Security. MCIG will be required to prepare aggregated financial statements combining the financial statements of MCIT and the consolidated financial statements of MCIL. Transactions between the entities will be eliminated in the aggregated financial statements of MCIG.

Principles of Consolidation

The consolidated financial statements of MCIL will incorporate the assets and liabilities of all entities controlled by MCIL and the financial performance of all controlled entities for the period then ended. The effects of all transactions between entities in MCIL are eliminated in full. Outside equity interests in the financial performance and equity of MCIL will be shown separately in the consolidated statement of financial performance and consolidated statement of financial position respectively.

Where control of an entity is obtained during a financial year, its financial performance will be included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its financial performance is included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post-acquisition financial performance of the associates is recognised in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence but does not control.

Investments

Investments in listed and unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the financial period when receivable.

Investment acquisition costs will be capitalised into the value of the investment at the time of purchase. Additions and other expenditure on investments which are capital in nature will be capitalised as incurred.

Intangibles

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or securities in a controlled entity.

Identifiable Intangible Assets

Subsequent to their initial recognition as assets on acquisition, other identifiable intangibles in which MCIG holds a controlling interest, will be measured at cost.

Recoverable Amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in the statement of financial performance in the reporting period in which the recoverable amount writedown occurs.

Depreciation and Amortisation of Non-Current Assets

Property, Plant and Equipment

Depreciation is calculated on a straight-line basis to write off the net cost of property, plant and equipment over its estimated useful life. Estimates of remaining useful life will be made on a regular basis for all assets, with annual reassessments for major items. The expected useful life of property, plant and equipment owned by Broadcast Australia is as follows:

Land Access	50 years
Land improvements	[illegible] years
Buildings	50 years
Building Improvements	[illegible] years
Plant and Equipment	[illegible] years
Leasehold Improvements	the lease term
Motor vehicles	[illegible] years

Goodwill
Goodwill in relation to the acquisition of Broadcast Australia is amortised by the straight-line method over a 15-year period during which benefits are expected to be received.

Identifiable Intangible Assets
Identifiable intangibles are amortised over the period that the benefits are expected to be recovered as follows:

– Analogue transmission contracts	12 years
– Digital transmission contracts	21 years
– Other contracts	5 years

Revenue Recognition and Unearned Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

The unearned revenue of $36 million included in current and non-current other liabilities will be brought to account on a straight-line basis over the life of the contracts to which it relates.

Fixed Assets

	$ million
Land and Buildings	90
Plant and Equipment	282
Work in Progress	7
Total	379

The fixed assets of Broadcast Australia acquired are included at book value pending completion of valuations of the fair value of assets acquired at acquisition. The valuation will be finalised subsequent to the issue of this Prospectus. Any increase or decrease in the value of fixed assets will be matched by a corresponding decrease or increase in identifiable intangibles. There will be no impact on cashflows of MCIG or Broadcast Australia of the final valuations, however, the final valuation could result in a change in timing of depreciation and amortisation of assets in the Statement of Financial Performance.

Intangible Assets

	$ million
Goodwill	141
Identifiable Intangible Assets:	
– Analogue transmission contracts	214
– Digital transmission contracts	135
– Other contracts	23
Total	[illegible]

Refer note under Fixed Assets above.

Debt Facility

	$ million
Medium Term Note	[illegible]
Total	660

Refer Section 5.8, Borrowings, for further details of bank facilities in place for Broadcast Australia.

Financial Instruments Disclosure
Broadcast Australia has, subsequent to acquisition by MCIL, entered into interest rate swaps in order to hedge exposure to interest rate fluctuations. These instruments are not included in the assets and liabilities of MCIG. Refer Section 5.8, Borrowings, for further details of interest rate swaps in place.

Commitments
The deferred purchase consideration for Broadcast Australia of $20 million has been included in Other Liabilities in the Pro forma Aggregated Statement of Financial Position.

6.4 Forecast Financial Performance of MCIG
As there is no reasonable basis to prepare a forecast for MCIG due to the difficulty in assessing the timing and exact details of further investments to be made by MCIL and the distributions to be received from future investments, the Manager and MCIL have not prepared forecasts of financial performance for MCIG.

The aggregated statement of financial performance for MCIG each period will reflect the following:

- consolidated financial performance of controlled entities, principally being Broadcast Australia and Finance SPV (refer Section 5.9, Financial Information);
- consolidated financial performance of any future acquisitions of controlled entities;
- share of equity accounted associate investments' post-acquisition financial performance for any future acquisitions of associates;
- interest income earned on cash deposits;
- distribution or dividend income received from investments that are not controlled or associates;
- operating costs; and
- management fees.

6.5 Distribution Policy

Distributions to Stapled Security Holders will be payable half yearly in arrears in February and August in respect of the preceding six month periods ending 31 December and 30 June. The first distribution to Stapled Security Holders is expected to be paid in February 2003 for the period to 31 December 2002. Unless otherwise determined by the Manager, the distributable income of MCIT is the taxable income of MCIT.

MCIT will unless otherwise determined by the Manager distribute all of its taxable income in respect of each six month period. The distribution policy for MCIL will be determined by the directors of MCIL each year.

6.8 Forecast Distributions

The Manager forecasts distributions for FY 2003, FY 2004 and FY 2005 as follows:

Year to 30 June	2003	2004	2005
Distribution per Stapled Security*	15 cents	22 cents	29 cents
Yield based on $2.00 Application Price	7.7%	11.2%	14.4%

* Rounded to the nearest cent.

The forecast distributions for FY 2003 to FY 2005 are based on the forecast cashflows of Broadcast Australia as shown in Section 5.9, Financial Information, which are based on the assumptions set out in Section 5.10, Key Assumptions for Forecast Information and Base IRR, and assume payment of Base Fees and other costs of MCIG.

For the period FY 2003 to FY 2005 MCIG intends to distribute all of the available cashflows of Broadcast Australia after payment of management fees and all other costs of MCIG.

If returns from Broadcast Australia are greater than those forecast, the Manager may, at its discretion, consider making a distribution which is higher than the forecast distribution. If returns from Broadcast Australia are lower than those forecast, the Manager may make distributions which are lower than forecast distributions, or no distributions at all.

MCIG's capacity to pay distributions may be enhanced or negatively affected by the impact of future investments and may be impacted by the payment of Performance Fees. If Performance Fees are payable during the forecast period, MCIG may consider paying such fees in the form of Stapled Securities or making distributions by returning capital to Stapled Security Holders in order to minimise any dilution of yield.

The Manager may also, at its discretion, consider returning capital to Stapled Security Holders.

The Manager can give no assurance for FY 2003 to FY 2005 or for any future period regarding the payment of distributions as actual events might differ from the assumptions used in assessing the anticipated ability of MCIG to pay those distributions.

6.7 Financing Facilities

The responsible entity of MCIT and the directors of MCIL do not intend to maintain external debt within MCIG, other than external debt maintained by or on behalf of investments of MCIG. However, it is possible that MCIG may use temporary borrowings to finance acquisitions and working capital from time to time.

Section 5.8, Borrowings contains a description of the borrowings of MCIG's investments including $650 million of MTN's and a $175 million undrawn Bank Facility.



7 Board and Management



7.1 Directors of Macquarie Communications Infrastructure Limited

The Manager in its personal capacity has been issued with an A class special share which entitles it to appoint the Managing Director and other directors constituting up to 50% of the MCIL board. The Manager has appointed Scott Davies as Chief Executive Officer. No Managing Director has been appointed. The Manager (in its capacity as responsible entity of MCIT) has also been issued with a B class special share which entitles it to appoint directors comprising up to 25% of the MCIL board while units in MCIT and shares in MCIL are stapled.

The Non-Executive Chairman of MCIL is Kevin McCann. The other directors of MCIL are Nicholas Moore, Malcolm Long and Gerry Moriarty. Nicholas Moore is an executive of Macquarie Bank. Curriculum vitae for each of the directors are set out below. It is anticipated that Nicholas Moore will retire as a director of MCIL and be replaced by an external director within three months after the date of Listing of MCIL.



Kevin McCann BA LLB (Hons) LLM FAICD
Non-Executive Chairman

Kevin McCann is Chairman of Allens Arthur Robinson. Appointed as a partner in 1970, Kevin specialised in mergers and acquisitions, mineral and resources law and capital markets transactions. Kevin is the Chairman of Healthscope Limited and Origin Energy Limited and a director of Macquarie Bank Limited and BHP Steel Limited. He is also the Chairman of the Sydney Harbour Federation Trust and a member of the Takeovers Panel.

Kevin brings to the board experience as a director of successful Australian public companies and a knowledge of corporate governance requirements relating to listed companies and entities.



Gerry Moriarty AM, FTSE, FIEAust, CPEng, BE (Hons)
Deputy Chairman

Gerry Moriarty has recently announced his decision to join MCIG from Telstra Limited, where he has been Group Managing Director, Infrastructure Services. His portfolio covered the planning, design, construction and operations of Telstra's fixed, mobile, data and internet networks; research and development, engineering development; information technology services and field service. He is to become a consultant to Macquarie IBG from 1 August 2002.

During his career at Telstra, Gerry held a number of senior positions including Group Managing Director, Telstra Infrastructure Services and Wholesale, Group Managing Director, Telstra Network and Technology, Chairman, NDC Limited; and CEO Telstra Multimedia Pty Ltd. Prior to joining Telstra, he was Managing Director, Broadcast Communications Limited and Corporate Director, Television New Zealand Group and prior to that, Assistant Managing Director (Resources) of the ABC.

He has been a director of a number of companies within the Telstra group including Reach Limited (Chairman), TelstraClear Limited, Foxtel Pty Ltd, IBM Global Services (Australia), Advantra Pty Ltd, Atlas Travel Technologies Limited, Pacific Access Pty Ltd (Chairman) and Vinnstream Pty Ltd (Chairman). Gerry is currently a director of the Bionic Ear Institute.



Malcolm Long LLB, FAIM
Non-Executive Director

Malcolm Long is a specialist consultant on communications and new-media developments and has advised clients including Telstra Limited, the Commonwealth Department of Communications, the State Governments of New South Wales, Victoria and Western Australia, APN News & Media, Network Ten and the Australian Association of National Advertisers. Malcolm is a director of PAN TV Limited, producers of the World Movies pay television channel and is a part time member of the Australian Broadcasting Authority.



He is also Chairman of the London-based International Institute of Communications.

From 1992 to 1997, Malcolm was Managing Director of SBS, Australia's national multicultural and multilingual broadcaster. In this role, he was responsible for all SBS service and business activities. These included the development of digital and online strategies and the extension of SBS services to rural and regional areas of Australia. Previously, Malcolm was Deputy Managing Director of the ABC with specific responsibility for the ABC's strategic development, major technology projects, and international activities. Prior to this, he was director of ABC Radio, managing Australia's most extensive media service operating more than 400 transmitters and providing five radio networks, eight major production centres and 40 regional and 15 overseas offices.



Nicholas Moore BComm, LLB, CA
Executive Director, Macquarie Bank

Nicholas Moore is the Head of Macquarie IBG. Macquarie IBG is Australia's largest investment banking business which has developed a global leadership position in a number of businesses including infrastructure, where it advises on more than $20 billion of transactions per annum and manages more than $10 billion of infrastructure assets.

Nicholas joined Macquarie Bank in 1986 and was appointed as Head of Macquarie Bank's Asset and Infrastructure Group in 1997. Nicholas has been primarily responsible for the development of the infrastructure, structured finance and leasing businesses of the Macquarie Bank Group.

Nicholas is a director of The Hills Motorway Limited and Macquarie Infrastructure Investment Management Limited (MIIML), the responsible entity of the trusts comprised in the Macquarie Infrastructure Group. He is also a director of Macquarie Airports Management Limited, the responsible entity of the trusts comprising Macquarie Airports.

7.2 Management of MCIG

Executive Staff of the Manager

MCIG's management team is drawn from Macquarie ISF's staff and includes the former senior management of Broadcast Australia, some of whom have been employed by Macquarie Bank and seconded to Broadcast Australia. Under the Management Agreement, the Manager is entitled to appoint the managing director of Broadcast Australia who is in turn responsible for the appointment of Broadcast Australia's senior management personnel. Broadcast Australia's senior management is highly experienced and has built strong relationships with key customers and within the regional commercial television and communications sectors.

Scott Dawes *LLB*
Chief Executive Officer, MCIG

Prior to his appointment as Chief Executive Officer of MCIG, Scott Dawes was responsible for Macquarie Bank's US leasing business, based in New York. Until August 1999, Scott was London-based and was responsible for Macquarie Bank's technology and telecommunications activities in Europe. During this period, he was responsible for implementing transactions for more than a dozen major communications companies including Cable & Wireless, France Telecom, Swisscom and Telecom Austria.

Before joining Macquarie Bank in 1995, Scott spent seven years with Hambros Bank's Corporate Finance Department in both the UK and Australia where he worked on mergers and acquisitions, primarily in the telecommunications sector.

Graeme Barclay *MA (Hons), CA, ASIA*
Managing Director, Broadcast Australia

Graeme Barclay joined Broadcast Australia in 1999 as Finance Director following a 15 year career in accounting and investment banking, including acting as principal business adviser to the Commonwealth Government on the sale of NTA. In January 2001, Graeme was appointed Finance Director and Chief Operating Officer of Broadcast Australia. In April 2002, Graeme joined Macquarie Bank and was seconded to Broadcast Australia as Managing Director.



Graeme was responsible for negotiating and implementing many of the value creating initiatives undertaken by Broadcast Australia since privatisation in 1999.

Peter Harbison *BComm, CA, ASIA*
Chief Financial Officer, Broadcast Australia

Peter Harbison joined Broadcast Australia in 1999 as Commercial and Corporate Development Manager. Peter is a chartered accountant who, prior to joining Broadcast Australia, had over 10 years' experience in accounting and investment banking. In April 2002 Peter joined Macquarie Bank and was seconded to Broadcast Australia as Chief Financial Officer.

Clive Morton *BE (Hons), MIEE, MIM*
Broadcast Services Director, Broadcast Australia

Clive Morton has over 20 years of experience in the UK and Australian broadcasting industry. In April 2002, Clive joined Macquarie Bank and was seconded to Broadcast Australia as Broadcast Services Director.

Clive is a chartered engineer, having worked as an operations manager for the Independent Broadcasting Authority and NTL in the UK.

Stephen Mentzines *BEc, CA*
Division Director, Macquarie Bank

Stephen Mentzines is the Chief Operating Officer of Macquarie Bank's specialised infrastructure funds management business. Since joining Macquarie Bank in 1998, he has had a wide range of experience across Macquarie IBG including commercial and business management, asset and risk management.

Stephen is a chartered accountant, having worked with KPMG in both Sydney and London. Prior to joining Macquarie Bank, he worked at Westpac Banking Corporation as Financial Controller of a number of the major operating divisions and change programs.

Consultants
Broadcast Australia Holdings has a technical assistance agreement with NTL and some of its UK subsidiaries (refer to Section 11.12, Summary of Material Contracts) under which NTL has agreed to provide technical advice and assistance to Broadcast Australia Holdings and its related bodies corporate as required on a cost basis. In addition, Peter Douglas, Tom Bennie and Warwick Smith will provide expert assistance to MCIG. Peter Douglas and Tom Bennie are both non-executive directors of Broadcast Australia. It is also anticipated that Malcolm Long and Garry Moriarty will also provide consulting services to MCIG. Garry Moriarty will also become Non-Executive Chairman of Broadcast Australia.

Peter Douglas
Specialist Consultant and Non-Executive Director of Broadcast Australia

Peter Douglas has over 30 years' experience in the broadcast transmission and wireless industry. Before joining NTL, Peter worked for Marconi, the BBC and the Independent Broadcasting Authority. Peter was appointed as Managing Director of NTL's UK broadcast business in 1996 and, in this role, was responsible for NTL's acquisition of NTA (the predecessor of Broadcast Australia) in 1999. Peter is currently Executive Chairman of NTL's UK broadcast business. He is also a director of Chiltree 5 Engineering Services in the UK and Global Radio, which is based in Luxembourg.

Tom Bennie *BE, MBA*
Specialist Consultant and Non-Executive Director of Broadcast Australia

Tom Bennie was Managing Director of Broadcast Australia between April 1999 and April 2002. From April 2002, Tom has held the position of Managing Director of National Transcommunications Limited's UK broadcast division.

Tom has [illegible] years' experience in the broadcast industry, and joined NTL in 19[illegible].

Tom is a chartered engineer and a member of the Institution of Electrical Engineers. Prior to joining Broadcast Australia, Tom was Business Development Manager for NTL in the UK, and formerly worked for the Independent Broadcasting Authority.







Hon Warwick Smith LLB
Executive Director, Macquarie Bank

Warwick Smith has an extensive political background, having served as a Federal Government Minister and in a variety of public roles in a parliamentary career spanning 15 years. He was Shadow Communications Minister at the time when the privatisation of NTA (the predecessor of Broadcast Australia) was first proposed.

He was also appointed Australia's first Telecommunications Ombudsman, presiding over the industry as it entered a deregulated market. He now chairs the Australian Communications Industry Forum Limited, whose framework for self-regulation of the telecommunications industry has attracted international interest.

He is also Chairman of Macquarie Bank's Telecommunication, Media, Entertainment and Technology group.

7.3 Macquarie Specialised Asset Management Limited

The responsible entity of MCT will initially be MSAM. MSAM will also be the manager of MCL. MSAM is a wholly owned subsidiary of Macquarie Bank operating within Macquarie ISF.

It is anticipated that MSAM will retire and be replaced as responsible entity of MCT and manager of MCL by MCIML, a wholly owned subsidiary of Macquarie Bank. It is intended that MCIML will replace MSAM as responsible entity and manager after MCIML has been issued an Australian financial services licence authorising it to operate and manage MCT and provide management services to MCL. Applicants have the option of requesting a members' meeting to consider the change of responsible entity by ticking the appropriate box on the Application Form accompanying this Prospectus. [illegible]

[illegible] MSAM will arrange a postal vote or members' meeting to vote on the appointment of MCIML.

MSAM currently manages other wholesale Macquarie ISF funds. MCIML will have a specialist board with expertise in the communications industry. Macquarie ISF is currently in the process of obtaining an appropriate Australian financial services licence for MCIML.

The introduction of MCIML as Manager will not result in a change in the management staff of MCIG, however, it will facilitate the appointment of directors on the board of the Manager with operating expertise in the communications industry.

The directors of MSAM are as follows:

Michael Carapiet MBA
Executive Director, Macquarie Bank

Michael Carapiet first joined Macquarie Bank in 1985 and is currently the Head of the Infrastructure and Utilities, Resources and Telecommunications industry groups within Macquarie ISG.

Michael has over 20 years' banking experience. He led the Macquarie Bank team on several landmark infrastructure transactions in Australia and internationally. Michael has also arranged various structured financings including cross border leases and general corporate finance assignments for a range of private and public sector entities.

Anthony Kahn BComm, FAICD, CA, ASIA
Executive Director, Macquarie Bank

Anthony Kahn joined Macquarie Bank in 1985. In 1995, Anthony became the head of the Infrastructure and Specialised Funds division. Anthony has also been the Managing Director of [illegible] since [illegible].

In this time MIG has grown from a market capitalisation of $500 million to over $5 billion.

Anthony is also a director of Macquarie Airports Group and [illegible] Limited.

Gregory Osborne BComm, ASIA
Executive Director, Macquarie Bank

Gregory Osborne has 16 years' experience in the banking and finance industry. Gregory joined Macquarie Bank in [illegible] after working for [illegible]









Pacific Australia Limited for eight years. Prior to that, Gregory worked for Price Waterhouse for four years, where he practised as a chartered accountant specialising in the finance and insurance industries.

Gregory is a director of several infrastructure investment vehicles including Macquarie North American Infrastructure, Inc., Detroit and Canada Tunnel Corporation and Macquarie Korean Infrastructure Corporation.

Gregory is the Managing Director of MSAM.

Mark Ramsey BA, LLB
Division Director, Macquarie Bank

Mark Ramsey joined Macquarie Bank in 1997, prior to which he was Managing Director of Technology Transactions Limited, a company which specialised in providing financial services to technology companies. Before joining Technology Transactions Limited, Mark was Managing Partner of Truss Cocks & Maddox, a national law partnership with offices in Sydney, Melbourne and Brisbane.

Mark is Managing Director of Macquarie Infrastructure Debt Management Limited, the Manager of the High Yield Infrastructure Debt Trust, a subordinated debt fund specialising in infrastructure investments.

Mark is also the Executive Chairman of MSAM, which is the manager of Macquarie Global Infrastructure Fund and various other funds managed by Macquarie ISF.

7.4 Macquarie Communications Infrastructure Management Limited

It is anticipated that MCIML will replace MSAM as responsible entity and Manager after MCIML has been issued an Australian financial services licence authorising it to operate MCIT. MCIML is a wholly owned subsidiary of Macquarie Bank.

It is anticipated that the Chairman of MCIML will be Kevin McCann and that other directors of MCIML will be Malcolm Long, Nerolie Moore, Michael Carapiet, Anthony Kahn and Garry McLatchy.

7.5 Compliance Committee and Custodian

Compliance Committee
MCIT will have a Compliance Committee. The functions of the Compliance Committee include monitoring the Manager's compliance with MCIT's Compliance Plan and regularly assessing the adequacy of that plan. The Compliance Committee has a duty to report any breach or suspected breach of the Corporations Act or of the Trust constitution to the Manager and, if necessary, to ASIC.

Members of the Compliance Committee have director-like duties to the unitholders in MCIT in respect of their compliance monitoring role. A majority of the members must be external members.

The members of the Compliance Committee are Alan Cameron (external), Roy Kellerman (external) and Simon Davies (Macquarie Bank).

Custodian
The Manager has appointed Trust Company of Australia Limited as Custodian of MCIT's assets.

7.6 Ongoing Reporting to Stapled Security Holders

It is MCG's policy to provide timely and accurate information to all stakeholders, including Stapled Security Holders and regulators. Under the terms of the Stapling Deed, MCIL, MCIT and the Manager are obliged to notify and co-operate with each other in relation to proposed investments and divestments, exchange relevant information and co-ordinate ASX releases and financial reporting.

Stapled Security Holders will receive an annual report and concise financial statements and a half yearly update. These reports will keep Stapled Security Holders informed of MCG's performance and operations. Annual general meetings will be held and presentations reflecting the developments in the previous year will be provided at those meetings.

Systems will be put in place for those Stapled Security Holders to [illegible] electronic notification of all ASX releases. Newsletters will be sent to Stapled Security Holders from time to time.



8 Investment Structure and Taxation

The comments in this Section 8 are intended only as a broad guide to the likely Australian income tax consequences of an investment in MCIG. Except where indicated otherwise, the comments are based on the law in force at the date of this Prospectus. The comments do not address the circumstances of all kinds of investors and are not advice to any existing or prospective investors. They should not be relied upon by any investor who (if necessary) should obtain their own advice specific to their own circumstances.

8.1 Investment Structure

MCIG's current structure is as follows:

MCIG consists of two entities:

- MCIL, an Australian public company which, through its wholly owned subsidiaries, indirectly holds all of the shares in Broadcast Australia. MCIL will seek to acquire controlling interests in communications infrastructure but may acquire lesser interests where MCIL believes there may be an opportunity to subsequently accumulate a controlling interest. The manager of MCIL will initially be MSAM; and
- MCIT, an Australian registered managed investment scheme which may acquire non-controlling interests in communications infrastructure.



Stapled Security Holder

The responsible entity of MCIT and manager of MCIL will initially be MSAM. It is anticipated that MSAM will retire and be replaced as responsible entity of MCIT and manager of MCIL by MCIML, a wholly owned subsidiary of Macquarie Bank. It is intended that MCIML will replace MSAM as responsible entity of MCIT and manager of MCIL after MCIML has been issued an Australian financial services licence authorising it to operate and manage MCIT and provide management services to MCIL.

MSAM currently manages other funds. MCIML will have a specialist board with expertise in the communications industry. Macquarie ISF is currently in the process of obtaining an Australian financial services licence for MCIML.

Each Stapled Security issued by MCIG will consist of one share in MCIL and one unit in MCIT. Shares in MCIL and units in MCIT will be stapled together and will not be able to be traded independently. As a result, any market price of each Stapled Security will be the combined price of a unit in MCIT and a share in MCIL.

The capital structure of MCIT and MCIL is summarised in the table below:

	Issue Price	Number of Securities	$ million
MCIT units	$1.98	155 million	306.9
MCIL shares	$0.02	155 million	3.1
Stapled Securities	$2.00	155 million	310

8.2 The Role of Macquarie Communications Infrastructure Trust

The equity raised by the issue of units in MCIT will be used to fund investments by MCIT and by MCIL. In order to fund investments by MCIL, MCIT will subscribe for Redeemable Preference Shares in MCIL. MCIT may receive dividends on the Redeemable Preference Shares and make distributions to Stapled Security Holders from those dividends and any income earned on other investments.

8.3 The Role of Macquarie Communications Infrastructure Limited

MCIL has acquired all of the shares in Broadcast Australia through its wholly owned subsidiaries and will be used to acquire new investments by MCIG. MCIL will derive its income from interest received on loans to its subsidiaries and dividends from its subsidiaries. MCIL will distribute returns in excess of the return on the Redeemable Preference Shares as dividends on the shares in MCIL.

8.4 Terms of the Redeemable Preference Shares

Redeemable Preference Shares in MCIL may be issued upon and subject to the following terms and conditions and shall confer upon their holders the following rights, namely:

Attendance and Voting at Meetings

The holders of Redeemable Preference Shares shall be entitled to receive notice of and attend any meeting of MCIL but shall not be entitled to vote except as permitted by Rule 6.3 of the ASX Listing Rules.

Dividends

The holders of Redeemable Preference Shares have the right to receive a fixed cumulative dividend at a rate of 12% per annum on the capital paid up on the share. The dividend is to be payable on 30 June in each year.

Where the holders of Redeemable Preference Shares are entitled to a dividend on paid up capital but the dividend has not been paid the holder will be entitled to receive a fixed return at a rate of 13% per annum on the unpaid dividend from the date it should have been paid to the date of actual payment.

MCIL may not pay a dividend on any other class of shares while the dividend on the Redeemable Preference Shares which should have been paid remains unpaid.

Distribution of Capital on Winding Up

On distribution of capital on a winding up of MCIL, holders of Redeemable Preference Shares shall be entitled to repayment of the capital paid up or treated for the purposes of the Corporations Act as paid up on the Redeemable Preference Shares in priority to any repayment of capital to any other Shareholder in MCIL.

The Redeemable Preference Shares shall confer no other right to participate in the capital or profit of MCIL.

Redemption

A Redeemable Preference Share shall be redeemable on the date 17 years after the issue date of the share provided that any redemption must be effected in accordance with the Corporations Act.

The directors of MCIL may issue Redeemable Preference Shares on other terms subject to any approval by special resolution of Stapled Security Holders required by the Corporations Act.

8.5 Taxation

As the income of MCIT will primarily be dividends on the Redeemable Preference Shares and MCIT is not able to control MCIL, it is expected that the Trustee will not be subject to Division 6C of Part III of the Tax Act which requires a public trading trust to be treated for taxation purposes as if it were a company.

MCIL will pay income tax at the rate applicable to companies on the amount of its taxable income. Assuming the Redeemable Preference Shares are considered debt for tax purposes, MCIL should be entitled to a tax deduction for dividends paid to MCIT on the Redeemable Preference Shares. To the extent that income tax is paid by MCIL, it should be in a position to pay franked dividends to Stapled Security Holders subject to available profits and cash.

Further details on the tax treatment of distributions to investors are set out in Section 9.2, Independent Taxation Report. Prospective investors should, however, seek independent taxation advice as to their own position.

This page has been left blank intentionally.



9 Experts' Reports

9

9.1 Investigating Accountant's Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN [illegible]
ABN [illegible]
Holder of dealer's licence No [illegible]

Darling Park Tower 2
201 Sussex Street
GPO BOX [illegible]
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 [illegible]
Facsimile +61 2 [illegible]

The Directors
Macquarie Communications Infrastructure Limited
No 1 Martin Place
SYDNEY NSW 2000

The Directors
Macquarie Specialised Asset Management Limited
as Responsible Entity of
Macquarie Communications Infrastructure Trust
No 1 Martin Place
SYDNEY NSW 2000

8 July 2002

Subject: Investigating Accountant's Report on Historical and Forecast Financial Information

Dear Sirs

We have prepared this report on historical and forecast financial information of the Macquarie Communications Infrastructure Group (MCIG) comprising an Australian public company, Macquarie Communications Infrastructure Limited and its controlled entities (MCIL), and an Australian registered managed investment scheme, Macquarie Communications Infrastructure Trust (MCIT) for inclusion in a Prospectus dated on or about 8 July 2002 (the Prospectus) relating to the offer of 155 million stapled securities in MCIG.

Expressions defined in the Prospectus have the same meaning in this report.

The nature of this report is such that it should be given by an entity which holds a dealer's licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate dealer's licence.

The Directors
Macquarie Communications Infrastructure Limited
Macquarie Specialised Asset Management Limited
8 July 2002

Background

MCIG has been established to make equity and equity-related investments in global communications infrastructure. MCIG's initial investment, as set out in Section 5 of the Prospectus, is the acquisition of the share capital of Broadcast Australia Pty Limited (Broadcast Australia).

MCIG is a stapled entity comprising MCIL and MCIT. The shares in MCIL and the units in MCIT will be stapled pursuant to the Stapling deed, creating Stapled Securities in MCIG.

Each Stapled Security in MCIG will comprise one share in MCIL and one unit in MCIT. The shares in MCIL and the units in MCIT cannot be traded separately and can only be traded as a Stapled Security.

In accordance with Australian mandatory professional reporting requirements, MCIG will be required to prepare aggregated financial statements which combine the consolidated financial statements of MCIL and the financial statements of MCIT. Transactions between MCIL and MCIT will be eliminated in the aggregated financial statements of MCIG.

The pro forma aggregated statement of financial position of MCIG has been prepared as at 2 April 2002 as if MCIG received $310 million from the proceeds of the offer and applied these proceeds as set out in Section 1.3 of the Prospectus.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information:

Historical financial information

(a) the adjusted historical financial performance of Broadcast Australia for each of the two years ended 30 June 2001 as disclosed in Section 5.9 of the Prospectus; and
(b) the pro forma consolidated Statement of Financial Position of MCIG as at 2 April 2002 which assumes completion of the pro forma transactions disclosed in Section 6.2 of the Prospectus.

(collectively, the Historical Financial Information).

PRICEWATERHOUSECOOPERS

The Directors
Macquarie Communications Infrastructure Limited
Macquarie Specialised Asset Management Limited
3 June 2002

Forecast financial information

(a) the forecast financial performance of Broadcast Australia for each of the four years ending 30 June 2005 as disclosed in Section 5.9 of the Prospectus;

(b) the forecast cash flows of Broadcast Australia for each of the three years ending 30 June 2005 as disclosed in Section 5.9 of the Prospectus;

(c) the forecast internal rate of return (IRR) relating to the investment in Broadcast Australia as disclosed in Section 5.9 of the Prospectus; and

(d) the forecast distributions to investors from MCIG for each of the three years ending 30 June 2005 as disclosed in Section 5.8 of the Prospectus

(collectively, the Forecasts).

This Report has been prepared for inclusion in the Prospectus. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information or the Forecasts to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The Historical Financial Information has been extracted from the financial statements and other accounting records of MCIG and Broadcast Australia, and incorporates such adjustments as the Directors of MCIL and the Directors of the Responsible Entity of MCIT (RE) considered necessary to reflect the operations of MCIG and Broadcast Australia going forward. The Directors of MCIL and the Directors of the RE are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "*Review of Financial Reports*". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the financial performance of Broadcast Australia for the relevant historical periods
- a review of work papers, accounting records and other documents
- a review of the pro forma transactions used to compile the pro forma aggregated financial position of MCIG
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in

PRICEWATERHOUSECOOPERS

The Directors
Macquarie Communications Infrastructure Limited
Macquarie Specialised Asset Management Limited
8 July 2002

Australia, and the accounting policies adopted by MCIG disclosed in Section 6.3 of the Prospectus; and

- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma aggregated Statement of Financial Position of MCIG has not been properly prepared on the basis of the pro forma transactions
- the pro forma transactions do not form a reasonable basis for the pro forma financial information
- the Historical Financial Information does not present fairly:

  (a) the adjusted historical financial performance of Broadcast Australia for each of the two years ended 30 June 2001 as disclosed in Section 5.9 of the Prospectus; and

  (b) the pro forma consolidated Statement of Financial Position of MCIG as at 2 April 2002 which assumes completion of the pro forma transactions disclosed in Section 6.2 of the Prospectus

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by MCIG disclosed in Section 6.3 of the Prospectus.

Scope of review of Forecast financial information

The Directors of MCIL and the Directors of the RE are responsible for the preparation and presentation of the Forecasts, including the best estimate assumptions on which they are based.

Our review of the Forecasts was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate

PRICEWATERHOUSECOOPERS

The Directors
Macquarie Communications Infrastructure Limited
Macquarie Specialised Asset Management Limited
8 July 2002

whether the best estimate assumptions provide a reasonable basis for the Forecasts. These procedures included discussion with the Directors and management of MCIG, the RE and Broadcast Australia, which have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecasts and whether, in all material respects, the Forecasts are properly prepared on the basis of the assumptions and are presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of MCIG disclosed in Section 6.3 of the Prospectus so as to present a view of Broadcast Australia which is consistent with our understanding of Broadcast Australia's past, current and future operations.

The Forecasts have been prepared by the Directors to provide investors with a guide to the potential future financial performance and cash flows of Broadcast Australia, and its impact on distributions from MCIG, based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecasts. Accordingly, investors should have regard to the investment risks set out in Section 10 and the Sensitivity Analysis set out in Section 5.11 of the Prospectus.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecasts included in the Prospectus.

Review statement on the Forecasts

Based on our review of the Forecasts, which is not an audit, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions set out in Section 5.10 and 6.6 of the Prospectus do not provide a reasonable basis for the preparation of the Forecasts; and

(b) the Forecasts are not properly compiled on the basis of the best estimate assumptions and presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by MCIG disclosed in Section 6.3 of the Prospectus

PRICEWATERHOUSECOOPERS

The Directors
Macquarie Communications Infrastructure Limited
Macquarie Specialised Asset Management Limited
8 July 2002

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of Broadcast Australia and MCIG. If events do not occur as assumed, actual financial performance achieved by Broadcast Australia, the actual IRR achieved by MCIG on its investment in Broadcast Australia and the actual distributions made by MCIG, may vary significantly from the Forecasts. Accordingly, we do not confirm or guarantee the achievement of the Forecasts, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of MCIG and Broadcast Australia have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Yours faithfully

Bob Prosser
Authorised Representative

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN [illegible]
Holder of Dealers Licence No [illegible]

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
Telephone (02) 8266 0000
Facsimile (02) 8266 9999
DX 77 Sydney

The Directors
Macquarie Communications Infrastructure Limited
No.1 Martin Place
SYDNEY NSW 2000

The Directors
Macquarie Specialised Asset Management Limited
as Responsible Entity of
Macquarie Communications Infrastructure Trust
No. 1 Martin Place
SYDNEY NSW 2000

3 July 2002

Macquarie Communications Infrastructure Group
Independent Taxation Report

Dear Sirs

We have been requested to comment on the Australian income tax and capital gains issues associated with investing in the Macquarie Communications Infrastructure Group ("MCIG") pursuant to a prospectus ("the Prospectus") to be dated on or around 3 July 2002.

This letter should be read in conjunction with the remainder of the Prospectus. Terms used in this letter are as defined in the Prospectus, unless otherwise indicated.

This letter does not attempt to address all of the Australian taxation consequences relevant to Stapled Security Holders (hereafter referred to as "investors") who subscribe for Stapled Securities pursuant to the Prospectus. Potential investors should obtain, and rely only upon, their own independent advice specific to their own circumstances.

Our comments are based on the relevant taxation laws in the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997 and the Income Tax Rates Act 1986 (referred to collectively herein as "the Tax Act") as at the date of this letter, except where otherwise indicated.

Australia is in the process of major taxation reform. It is possible that future legislation will affect the matters considered in this letter.

General

Investors will subscribe for one share in MCIL and one unit in MCIT. The shares in MCIL and units in MCIT are to be traded as Stapled Securities.

PRICEWATERHOUSECOOPERS

The Directors
Macquarie Communications Infrastructure Limited
Macquarie Specialised Asset Management Limited
[illegible] July 2002

Taxation - MCIT and its Distributions

A unit trust is taxed in similar manner to a company if it falls within either Division 6B or Division 6C of Part III of the Tax Act. Based on MCIT's expected circumstances and operations as detailed in the Prospectus, in our view MCIT should not fall under either Division.

Accordingly, we expect that MCIT should be a "flow-through" entity for tax purposes. If the net income (taxable income) of MCIT is fully distributed in respect of a year, investors will generally be liable for tax on their shares of that net income at their own applicable tax rates. Investors will generally be subject to tax in respect of the year in which the net income is derived by MCIT, even if it is not distributed to them until after that year.

Distributions received by investors from MCIT will retain the character that the income had in the hands of MCIT. At present it is expected that the main type of income to be derived by MCIT will be dividends from MCIL on the RPS. Based on their terms of issue, the RPS should in our opinion be characterised as debt interests for tax purposes under the Tax Act. As a result, any dividends received by MCIT on the RPS will be assessable but will not be capable of being franked.

If the net income of MCIT of any year is not fully distributed by MCIT, an investor could in certain circumstances be liable to income tax on an amount of that net income in excess of the cash distribution to that investor.

Dividends paid by MCIL to MCIT on the RPS, if they are on-distributed by MCIT to non-Australian resident investors, will generally be subject to 10 per cent Australian withholding tax. Australian tax may also be withheld from distributions of other amounts to non-residents of Australia.

An adjustment may be required to the cost base of MCIT units where a distribution by MCIT includes an amount which is not subject to tax in the hands of the investor. In general, any such adjustment will reduce the investor's cost base in the MCIT units by the amount not subject to tax. If the cost base of the units is ever reduced to nil, any further such amounts would constitute capital gains to investors.

Taxation - MCIL Dividends

In our opinion an investment by an investor in a share in MCIL should constitute an equity interest for tax purposes under the Tax Act such that dividends paid thereon by MCIL should be capable of being franked.

Australian resident individual and superannuation fund investors

Dividends paid by MCIL to Australian resident individual and superannuation fund investors should be included in the investor's assessable income in the year the dividend is paid. If the dividend is franked (i.e. company tax has been paid on the profits out of which the dividend is paid), then the amount of the associated franking credit will also be included in the investor's assessable income. In these circumstances, the investor will generally be entitled to a tax credit

PRICEWATERHOUSECOOPERS

equal to the franking credit. Where this tax credit exceeds the resident investor's tax payable as assessed, the investor will generally be entitled to a refund of the excess credit.

Australian resident corporate investors

Under recent legislative changes, corporate shareholders are now also required to include both the dividend and associated franking credit in their assessable income. They are then allowed a tax offset up to the amount of the franking credit on the dividend.

An Australian resident corporate investor should be entitled to credit its own franking account to the extent of the franking credit on the distribution received. This will allow the corporate investor to pass on the benefit of the franking credits to its own shareholder(s) on the payment of dividends.

Non-Australian resident investors

Unfranked dividends paid by MCIL to non-Australian resident investors will be subject to Australian dividend withholding tax (DWHT). DWHT will be imposed at 30 per cent unless the investor is a resident of a country with which Australia has a Double Taxation Agreement, in which case the DWHT is generally at 15 per cent.

Fully franked dividends are not subject to DWHT.

Holding period rule

For shares acquired after 1 July 1997, a shareholder is required to hold ordinary shares "at risk" for more than 45 days in order to qualify for franking benefits, including franking credits and the intercorporate dividend rebate. This "holding period rule" is subject to certain exceptions, including where the total franking rebates of an individual in a year of income do not exceed $5,000. Special rules apply to trusts and beneficiaries. The Government has indicated that in the future it may reduce the holding period.

Disposal of Securities

The comments below do not apply to investors who will hold Stapled Securities on revenue account, for example share traders. Such investors may have amounts included in their assessable income under the ordinary income provisions of the Tax Act if they dispose of Stapled Securities. The comments below relate to investors for whom only the capital gains tax ("CGT") provisions will be applicable.

For CGT purposes, the disposal of a Stapled Security will involve the disposal of two separate assets – a share in MCIL and a unit in MCIT. The CGT rules will apply separately to each asset.

The Directors
Macquarie Communications Infrastructure Limited
Macquarie Specialised Asset Management Limited
8 July 2002

Australian resident investors

Australian resident investors will be subject to Australian CGT on the disposal of a share and a unit.

An investor will derive a capital gain on the disposal of a share or unit to the extent that the consideration on disposal exceeds the CGT cost base of the share or unit.

An investor will incur a capital loss on the disposal of a share or unit to the extent that the consideration on disposal is less than the CGT reduced cost base of the share or unit.

All capital gains and capital losses arising in a year are added together to determine whether an investor has derived a net capital gain or incurred a net capital loss in a year.

If an investor derives a net capital gain in a year, this amount is, subject to the comments below, included in the investor's assessable income. If an investor incurs a net capital loss in a year, this amount is carried forward and is available to offset capital gains derived in subsequent years, subject in some cases to the investor satisfying certain rules relating to the recoupment of carried forward losses.

Individuals

Australian resident individual investors will in certain circumstances be liable to tax on only half of any capital gain made on the disposal of a share or unit. This 50 per cent "discount" is only available if the share or unit is owned by the investor for at least twelve (12) months prior to disposal.

Superannuation funds

The CGT treatment of complying Australian resident superannuation funds is, in general, the same as that set out above for Australian resident individuals, except that the "discount" is one-third rather than 50 per cent.

Non-Australian resident investors

A non-Australian resident investor will not be subject to Australian CGT on the disposal of a share or unit unless it (together with its associates) held 10 per cent or more of the issued capital of MCIL, or 10 per cent or more of the issued units of MCIT, at any time during the five years before the disposal of the Stapled Security. If a non-resident will be subject to Australian CGT, any applicable Double Taxation Agreement may be relevant.

Trusts

If a trustee of a trust holds a Stapled Security, the terms of the trust will be among the matters which will determine who will be taxable on the income and gains of the trust.

PRICEWATERHOUSECOOPERS

The Directors
Macquarie Communications Infrastructure Limited
Macquarie Specialised Asset Management Limited
[illegible] July 2002

Other Matters

Tax File Number and Australian Business Number

An Australian investor may quote its Tax File Number (TFN) or, where relevant, Australian Business Number (ABN) to MCIG. If a TFN or ABN is not quoted, and no exemption is applicable, tax may be deducted by MCIL and MCIT from distributions at the top marginal tax rate (currently at 47%) plus Medicare Levy (currently at 1.5%)

Stamp duty

No stamp duty should be payable by investors on the issue of shares in MCIL or the issue of units in MCIT.

Yours faithfully

Niall Healy
Authorised Representative

KPMG Consulting

KPMG Consulting Australia Pty Ltd.

A.B.N. 12 093 864 823

The KPMG Centre
45 Clarence Street
Sydney NSW 2000
Australia

PO Box H67
Australia Square
Sydney NSW 1213
Australia

Telephone: +61 (2) 9335 7000
Facsimile: + 61 (2) 9299 7077
DX 1056 Sydney

Our ref: MCM & R_Final_[illegible]

Contact: Malcolm Alder

The Board of Directors
Macquarie Communications Infrastructure Limited
1 Martin Place
SYDNEY NSW 2000

8 July 2002

Dear Sirs

Independent Technical Report

1. Introduction

The Board of Directors of Macquarie Communications Infrastructure Limited has commissioned KPMG Consulting to prepare an independent technical expert's report to be included in a Prospectus for Macquarie Communications Infrastructure Group's (MCIG) initial public offering (IPO).

It is intended that MCIG be listed on the Australian Stock Exchange immediately following the IPO. The structural arrangements of MCIG and the terms of the IPO are set out in detail in the Prospectus.

2. Scope

The scope of this report requires KPMG Consulting to provide an opinion in these areas:

i) **Technology risk**

- An assessment of the potential threat to terrestrial transmission of television and radio services (in both analogue and digital modes) from competing technologies/delivery platforms such as satellite, cable and DSL.

ii) **Digital TV broadcast rollout**

- An assessment as to whether the network (being sites and transmission infrastructure) and assets owned and operated by Broadcast Australia are digitally capable, assuming an appropriate investment of capital to update its common infrastructure; and
- An opinion on the appropriateness of the timing assumption relating to Digital Terrestrial Television (DTT) rollout contained in the Prospectus.


KPMG Consulting

iii) **Potential new services**

- A conclusion as to Broadcast Australia's ability to introduce other new digital services including datacasting, a possible fourth free to air (FTA) commercial television licensee and digital radio broadcasting (DRB).

Our scope specifically excludes any opinion on the reasonableness or achievability of Broadcast Australia's business plans or financial models. Hence, whilst we are aware of Broadcast Australia's existing customers, particularly the ABC and SBS (the National Broadcasters) and the current contractual arrangements in place with them, we have not spoken with those customers nor studied the contracts or considered the likelihood of their extension in the future.

3. **Summary of Conclusions**

Based on the scope set out above and the analysis we have undertaken as set out in this report in our opinion:

- **technology risk**
  - whilst competitive digital platforms are likely to emerge in both television and radio, in the foreseeable future, there is no material threat to the long term, ubiquitous use (other than in Remote Areas as determined by the Australian Broadcasting Authority (ABA) under the Broadcasting Services Act 1992) of both analogue and digital terrestrial television and analogue terrestrial radio transmission. There is not yet a commercial market for digital radio in Australia, however, as and when it is established, terrestrial transmission will be the dominant technology platform.
- **digital TV broadcast rollout**
  - assuming an appropriate level of capital investment, Broadcast Australia's network and other resources, including its people, are "digitally capable" in that they can establish, transmit and operate DTT; and
  - the assumptions used by MCIG in the Prospectus as regards the timing of DTT rollout and analogue frequency switch-off in Australia are reasonable in the light of prevailing regulatory, commercial and technical considerations.
- **potential new services**
  - Broadcast Australia has an appropriate base of network and other resources, including people, to be well placed to provide various new types of digital service if, and when they emerge on a commercial scale in the Australian market.

4. **Sources of Information**

In preparing this report, we have relied on the following sources of information:

- various technical documents and data provided to us by Broadcast Australia's management;
- a tour of Broadcast Australia's Network Operations Centre (NOC) and one of its major digital and analogue transmission sites.

- extensive discussions with a number of members of Broadcast Australia's senior management; and
- third party research and discussions with a number of independent industry participants as we deemed appropriate.

5. Approach Overview

Our approach is divided into four areas as follows:

i. Introduction to Broadcast Australia's network infrastructure and services;

ii. Technology risk to Broadcast Australia's television and radio transmission business;

iii. Rollout risk for Broadcast Australia's new digital television services; and

iv. Other future revenue opportunities.

6. Introduction to Broadcast Australia's network infrastructure and services

Broadcast Australia's network infrastructure currently provides for the 'terrestrial' delivery of analogue and digital television services, as well as analogue AM and FM radio services.

Generally, in any given location, analogue television, digital television and FM radio services share the same site and tower facilities. All these services are on the VHF and UHF spectrum bands, and hence share similar electro-magnetic propagation characteristics. Figure 1 below depicts a typical VHF/UHF site.

Figure 1: Diagrammatic representation of a VHF/UHF site



KPMG Consulting

Broadcast services are usually distributed to the transmission site from the television or radio studio by means of satellite, microwave or fibre optics. (This distribution service is generally provided by entities such as Telstra or Optus and does not form part of Broadcast Australia's core transmission service.)

For each television service (e.g. ABC Melbourne), or radio service (e.g. ABC Classic FM), generally, there is a dedicated transmitter environmentally housed in a building. This transmitter amplifies and prepares a signal for distribution to an antenna located on the tower. As it is possible for a number of services to share the same antenna, there is usually also a 'combiner' linking each transmitter sharing a particular antenna. The combined signal is distributed through feeder systems to the antenna which emits, in wireless form, the broadcast signals for reception by viewer or listener receiving equipment i.e. a television or radio. Examples of such VHF/UHF sites include Gore Hill in Sydney and Mt. Lofty in Adelaide.

In comparison to these VHF/UHF services, AM radio is broadcast in the MF frequency band and requires a different type of site. MF mast antennas are generally 50-200 metres tall and are supported by insulated stay wires back to the ground. Such an antenna generally requires a land parcel in the vicinity of 2-10 hectares. AM radio does not have the line of sight requirements of VHF and UHF services, hence the antenna location is less critical. A typical Broadcast Australia MF site is at Liverpool, on the outskirts of Sydney, which broadcasts the ABC AM radio signals (of Radio National, Local Radio and News Radio) to the greater Sydney market.

Table 1: Number of Broadcast Australia's sites/towers where broadcast services are transmitted

Geographical Area	Television		Radio	
	Analogue	Digital	AM	FM
Metropolitan	20	10	11	7
Regional	257	4	92	231
Remote	173	4		
TOTAL	450	18	103	238

Source: Broadcast Australia management

Broadcast Australia offers both 'fully managed' broadcast services (generally taken by Broadcast Australia's two largest customers, the ABC and SBS) and a more limited 'leasing' style of service traditionally taken by commercial broadcast customers such as WIN and Prime.

Under a fully managed service, Broadcast Australia provides all the necessary infrastructure as depicted in Figure 1 above and is held accountable for the quality of the signals broadcast to viewers/listeners against pre-agreed technical parameters, such as minimum RF power levels and availability targets. In contrast, under 'leasing' service arrangements, Broadcast Australia provides access to certain infrastructure components with service remaining the responsibility of the broadcasters.

7. Technology risk to Broadcast Australia's television and radio transmission business

In our view, Satellite and HFC Cable are the two commercially deployed technology platforms that present a competitive alternative to Broadcast Australia's analogue and digital terrestrial television services. Other less extensively deployed and less 'commercially proven', technologies

platforms such as xDSL and wireless technologies (e.g. 3G, MMDS), may also materialise as threats, although, in our view, if these platforms ever materialise as credible commercial threats in the broadcast market, it will not be in the foreseeable future.

However, before assessing the competitive threat of these rival technology platforms in further detail, it is important to appreciate the current market and regulatory positioning of both analogue and digital terrestrial television services.

7.1 *Analogue Terrestrial Television*

Analogue terrestrial television has, and continues to provide an attractive value proposition for Free to Air (FTA) broadcasters and viewers alike. From the broadcasters' perspective, the site-by-site nature of the technology platform allows localised programming (eg. [illegible] news or advertising specific to Perth). Also, once a site is set up, given the point to multi-point nature of terrestrial transmission, there is no incremental cost to broadcasters to add new viewers.

From a consumer's perspective, analogue requires a relatively low one-off investment in a reception antenna installed on the household roof or on the television set (depending on the reception area). Around 95% of Australian households are currently capable of receiving analogue terrestrial FTA television. Hence, to receive television by any other means, including digital terrestrial, virtually every viewer in Australia will need to buy additional, or alternative, reception equipment. This is a significant barrier to entry in our view.

All national, commercial and community television FTA broadcasters have chosen to use analogue terrestrial as their delivery means in all but the Remote Areas of Australia, where Direct to Home (DTH) satellite is also used. As a result, the metropolitan and regional commercial broadcasters own a considerable amount of their own terrestrial VHF/UHF infrastructure. In some geographical areas this provides potential infrastructure-based competition to Broadcast Australia. A high level summary of this competitive environment is as follows:

- In the five major metropolitan areas, TX Australia (TXA) owns between two and three main towers that directly serve the same population base as Broadcast Australia's tower(s). They also have a number of metropolitan infill translator sites.

- In second tier areas such as Wollongong or the Gold Coast, there is quite often a competing tower owned/controlled by one of the regional broadcasters (eg. WIN, Prime, NBN or SCB) which provides an alternative to the Broadcast Australia tower; and

- In smaller towns and urban infill areas, sites are more likely to be owned by an independent party such as the local council, Telstra, a private land/building owner or National Parks. Generally, Broadcast Australia has established access rights to use the tower in such areas which may, or may not, be on an exclusive basis.

Broadcast Australia advises us that analogue availability of its service runs at an average greater than 99.9% on an aggregated national annual basis.

7.2 *Digital Terrestrial Television*

The regulatory framework governing the rollout of DTT is summarised in section 5.5 of this Prospectus, particularly in the shaded box entitled "Digital Television in Australia". We recommend that potential investors in MCIG read that section carefully.

In summary, DTT has commenced rollout in Australia and is now available in the major capital cities. In broad terms, we expect the competitive environment within DTT to be similar to that discussed for analogue transmission as discussed in section 7.1 above, hence we do not intend to cover that subject again. However, some comments on the experience to date with DTT in Australia are provided at the end of this section of our report.

From the perspective of competing technology platforms, satellite and HFC Cable can currently provide a competitive alternative to both analogue and digital terrestrial transmission. We can foresee that, over time, many consumers will choose to watch FTA television through one of these alternatives such that FTA signal reception may become more fragmented across technologies. Indeed, this fragmentation is in evidence now as, for example, Pay TV operators choose to bundle Pay TV channels with FTA channels and distribute all of them through suburban HFC cable networks.

Nevertheless, in our opinion there are three fundamental drivers working strongly in favour of DTT. These drivers are:

1. current broadcasting legislation mandates that DTT duplicates analogue terrestrial coverage in all but Remote population areas. Hence, at a minimum, a change in legislation would be required in order to allow FTA broadcasters to delay, forgo, or scale back, their planned DTT rollouts;

2. once DTT has penetrated even a small proportion of the population in any given area, in our view, it will be difficult and politically risky for any Government or broadcaster to subsequently 'turn-off' DTT; and

3. for the Government to seriously consider a change in legislation, it is reasonable to assume that rival technology platforms would need to be available to 100% of households reached by DTT, on a comparable cost basis, and be able to deliver the full digital FTA product (i.e. all channels, local news inserts etc.) to viewers.

With regard to the third point above, we foresee significant limitations for each of the alternative technology platforms previously identified. These are set out below.

Satellite

- An installed satellite dish and decoder/set top box (STB) will generally cost over A$1,000 where the dish is often visually imposing and impractical to install for many customers; and
- unlike DTT, to deliver the same local news or advertising inserts to each geographic area (as exemplified previously) within the satellite footprint, broadcasters must send down multiple programming streams over the national satellite thereby significantly increasing their satellite capacity costs.

HFC Cable

- it is relatively expensive to install HFC cable and the required decoder/STB in the home; and
- coverage is poor in that HFC cable currently passes less than 30% of Australian homes and is unlikely to extend beyond, say, 50% in the foreseeable future since neither Telstra nor Optus presently appears to have any plans to extend their existing urban networks. There is some cable in selected regional locations run by operators like Neighbourhood Cable in

Vicnets and TransAct in Canberra but it is specific to particular smaller cases only. Even if Foxtel and Optus rationalise to a single network, we do not believe HFC cable will ever become ubiquitous.

Other technologies such as xDSL and wireless technologies (e.g. 3G, MMDS)

- All the other feasible technologies of which we are aware, either require expensive reception devices such as modems, decoders and handsets, or have yet to develop the reception device technology required to receive television broadcasts;
- none has yet achieved significant market penetration or, in our opinion, is likely to in the foreseeable future for full streaming video applications such as network television; and
- it is doubtful that xDSL, in particular, will have the bandwidth capacity to economically deliver all FTA channels that viewers would demand for these to be credible alternatives to DTT.

Whilst it is in commercial operation and has inherent advantages over the competing digital platforms as discussed above, currently, DTT provides a less compelling value proposition for viewers than does analogue terrestrial television. Digital conversion costs for consumers are quite substantial, while the perceived benefits over analogue FTA and/or PayTV are, arguably, not yet compelling. To receive DTT, a consumer must purchase a High Definition Digital Television (HDDT) (currently A$5,000+) or a STB decoder (currently around $A700). For this investment, viewers currently receive ancillary services (e.g. ABC Kids) from the National Broadcasters, better picture quality and, if a HDDT set is purchased, possibly some HDDT. (All broadcasters will be mandated to transmit in HDDT for a minimum of 20 hours per week commencing in 2003).

Over time it is expected that the benefits of DTT will increase e.g. more HDDT broadcasts and eventually, interactivity. (There is also industry speculation and indeed, lobbying, in favour of multi-channelling over HDDT on the grounds that viewers may prefer more channels to higher quality pictures on a single channel.) It is also expected that the costs of HDDT sets and STBs will reduce over time.

However, at present, since the introduction of DTT in Australia on 1 January 2001, take up of DTT has been very slow and it is estimated by FACTS that around 15,000 STBs and a much lower number of HDDT sets have been sold so far. Nonetheless, in the long run, digital television will completely replace analogue.

In conclusion, eventually DTT will match the current geographic coverage of analogue terrestrial transmissions in Australia. Many viewers will have alternate technology platforms through which they may choose to receive their digital television signal such that DTT is unlikely to match analogue terrestrial's level of television set penetration. However, Broadcast Australia's revenue from DTT transmission is not related to the number of viewers using it to receive their television service.

DTT's advantages as a technology over [illegible] platforms, coupled with Government legislation and the difficulties inherent in withdrawing the service once established mean that, in our opinion, both analogue and DTT have a secure place in the Australian market for the foreseeable future and will be deployed by broadcasters in Metropolitan and Regional Areas. (We have not concluded on Remote Areas as there is still legislative uncertainty as outlined earlier).

KPMG Consulting

7.3 Radio

With regard to Broadcast Australia's analogue terrestrial radio services, we do not foresee any serious replacement technology threats at this point in time. A major protection mechanism for AM/FM terrestrial radio is that there is a very large installed base of radio receivers in the homes and cars of the listening public. It is estimated that 75% of Australian homes own four or more receivers, which would need to be replaced or substituted by a rival technology. Any credible alternative technology platform, such as digital radio broadcasting (DRB), mobile cellular, satellite, HFC cable or the Internet, must be capable of reaching the vast majority of Australian listeners, with equal or lower cost receiving equipment, and be capable of providing at least the same features such as portability (which is crucial to the "drive time" market).

In our view, only the wireless technologies: DRB, satellite and mobile cellular, provide the requisite portability. However, even though capable of providing alternative value propositions to consumers (e.g. digital quality sound), their mass-market appeal is, at best, unproven, while the cost of each of the receiving devices is currently significantly more expensive than analogue radio.

Work on alternative radio technologies overseas is beginning to focus more on the blend of audio and multimedia content for delivery to portable receivers, such as combining DRB with mobile telephony. We expect that such developments may commence in Australia by the middle of this decade, however, they are expected to target market niches rather than compete "head-on" with the mass-market of analogue AM/FM radio. Consequently, in our view, there is no serious competitive threat to analogue radio in Australia in the reasonably foreseeable future.

As and when DRB emerges on a commercial scale, fundamental drivers of take up such as sound quality, portability, geographic reach and cost of both transmission and receiving equipment, mean that, in our view, terrestrial transmission will be the predominant technology platform.

8. Rollout risk for Broadcast Australia's new digital television services

In assessing the risks associated with Broadcast Australia successfully rolling out digital television, we believe there are three key questions to be addressed:

1) Is Broadcast Australia's physical network infrastructure capable of converting to digital mode (assuming appropriate funding is available)?

2) Does Broadcast Australia possess the resources and capabilities to successfully complete digital rollout?

3) What are the major policy/political and market risks with regard to the scope and timing of digital rollout?

8.1 *Is Broadcast Australia's physical network infrastructure capable of converting to digital mode?*

In commencing conversion to DTT at any given site, Broadcast Australia usually conducts a physical site-survey and re-examines the original site design and asset management documentation in order to assess its capacity to operate in digital mode.

Generally, the most important issue at any given site is the ability of the existing antenna to cope with the addition of new digital channels during the simulcast period. In most cases, existing [illegible]

antennas can be used because their power and voltage ratings are usually already sufficiently high to allow the extra digital channels to be combined into the existing analogue channels (digital requires significantly less power than analogue) and the digital channel frequencies are usually adjacent to each broadcaster's analogue channel.

In circumstances where these conditions do not apply and the existing antenna cannot be shared, then generally, new equipment is required. Importantly, the tower structure will usually need to be strengthened, or structurally altered, in order to cope with the new antenna wind-loads to meet applicable Australian building standards. Broadcast Australia expects that this structural work will be required for about 10-20% of the total tower portfolio. In such cases, the cost of site conversion is naturally higher. Also, Development Approval is required from the relevant local planning authority where there is a material change to the building or tower physical envelope. Such planning consents pose one of the most significant threats to the planning timetable for a site and can often add many months to the process.

We are confident that, in the vast majority of cases, Broadcast Australia's towers and sites are capable of being expanded to cope with digital conversion. Several of the most technically challenging sites have already been successfully converted to digital by Broadcast Australia, for example, in Sydney, ABA channel planning did not provide adjacent channels for the ABC meaning that new antennas and substantial structural work were required for both of the main towers. Also, there are a number of other industry stakeholders, such as the ABA and the commercial broadcasters, who have independently concluded that, given the right planning approach, Australia's broadcasting infrastructure (including Broadcast Australia's), is usually capable of converting to digital. Furthermore, key issues, such as channel planning and antenna power as identified above, are being actively managed by the ABA as part of the industry consultation process so as to achieve technically and economically efficient outcomes.

One area that may require re-configuration of Broadcast Australia's network in the future will be any requirement for new translator sites to ensure equivalent coverage. (These are effectively mini-sites that supplement the signal in reception black spots.) Since digital transmission does not have exactly the same properties as analogue transmission, it may have black spots or outlying locations that could require the creation of new translator sites. At present, there are no formal, independent quality tests of DTT in Australia. However, our enquiries lead us to conclude that, any requirement in this area should not present a significant technical challenge for Broadcast Australia.

In summary, in our opinion, assuming an appropriate level of capital investment, Broadcast Australia's network is "digitally capable".

6.2 *Does Broadcast Australia possess the resources and capabilities to successfully complete digital rollout?*

Completing the digital conversion process requires a diverse mix of activities, skills and resources over a relatively lengthy timeframe. The key activities we have identified include engineering-level site design, implementation planning, installation-level design and construction and operations. Each of these activities is discussed below.


Operations

8.2.1 Engineering-level site design

This phase commences up to a year prior to a particular site converting to digital. The issues addressed include: the predicted digital RF coverage from the site; antenna design; transmitter selection; mains-power upgrades; and building (floor space) adequacy. With the exception of the structural analysis that may be required for tower strengthening, we believe Broadcast Australia's Engineering group possesses the necessary in-house skills and resources to complete these activities. Structural analysis is usually sub-contracted to [illegible] who are specialists in that discipline.

According to Broadcast Australia management, its engineering and project implementation teams previously coped with a yearly throughput of capital works at up to 100 sites which could be similar to the peak load expected during digital rollout. Whilst the majority of sites were previously associated with analogue services, we are confident that the bulk of design skills are transferable to the digital environment. There is a deep wealth of experience in Broadcast Australia's workforce with many of them having greater than 10 years' in the industry, often with [illegible] Australia and the National Transmission Agency (NTA) (being Broadcast Australia's precedent organisations).

8.2.2 Implementation Planning

Implementation Plans (IPs) are a formal regulatory submission required under the digital broadcasting legislation. An IP is a binding commitment by a broadcaster to provide a television service in digital mode from specified sites to cover specified areas, by specified dates, so as to achieve the same area of coverage in standard definition digital television mode as is achieved by that service in analogue mode. Also, as the Commonwealth funds the program on behalf of the National Broadcasters, the ABC and SBS's IPs must also contain the funding requirement of the conversion (i.e. Broadcast Australia's cost to the National Broadcasters).

Under the ABC's 'whole of rollout' digital contract, Broadcast Australia is responsible for developing IPs on the ABC's behalf whereas SBS has developed its draft IPs in house (although, often with informal input from Broadcast Australia).

Historically, the major risk associated with successfully completing an IP has not so much been with the resources of Broadcast Australia but with the speed of decision making within other stakeholders who need to approve them. These stakeholders include the customer (e.g. the ABC), DOFA, the ABA, DoCITA and the Minister for Communications.

Broadcast Australia has now been involved in the successful approval of dozens of IPs for locations which are either already broadcasting in digital or are scheduled to do so over the next year.

8.2.3 Installation-level design and construction

Only once the Minister for Communications has approved the IP can the ABC or SBS formally commit expenditure with Broadcast Australia for the site(s) subject to the IP.

Most of the installation-level design and construction activity is carried out by sub-contractors. Tender documentation is issued to pre-qualified organisations who either bid for all of the work at a particular site, or for key sub-systems of conversion e.g. specialist work such as tower modifications. Broadcast Australia's preferred sub-contractors are all large, well resourced entities that are well known within the industry.

Broadcast Australia has advised us that its purchasing approach is to maintain multi-vendor capability, minimise medium term risks e.g. foreign exchange, yet leave flexibility to secure further benefits e.g. unit price reductions if they materialise. We regard this approach as commercially sound.

Major equipment components such as transmitters and antennas are usually ordered separately by Broadcast Australia under existing frame supply agreements and are then provided to the sub-contractors for installation. Whilst Broadcast Australia has preferred suppliers, there is competition in all component equipment areas.

In terms of equipment pricing, Australia currently represents the largest digital rollout market in the world, providing Broadcast Australia as well as the other purchasers including commercial broadcasters, with significant buying power. As independent verification, in our discussions with commercial broadcasters, we were informed that equipment availability and vendor attention to pricing has not been a significant issue in the digital rollout to date.

Once the installation and fit-out for a site is complete, Broadcast Australia, in conjunction with the relevant sub-contractors, commissions the site using established procedures.

8.2.4 Operations

Once a digital site is commissioned, it is handed over to Broadcast Australia's Operations team.

Sites are monitored 24x7 at a centralised Network Operations Centre (NOC) in Sydney that was custom built to Broadcast Australia's customers' requirements. The NOC has visibility of varying levels of alarm or fault conditions at sites. There are established procedures for handling each level of alarm including, in the most urgent cases, calling out technicians from the Operations and Maintenance (O&M) contractor (TWNZ) to visit the site if the problem cannot be resolved remotely. Overall, we perceive the rollout risk associated with this operations activity as the two major operational functions, the NOC and the O&M capabilities, do not change in nature from the analogue environment and can easily be scaled up to cope with the new digital television infrastructure. We also note that, as disclosed in section 7.2 of the Prospectus, Broadcast Australia's former owner, ntl UK, will provide consulting services on a long term basis as required.

In conclusion, in our opinion, Broadcast Australia has the resources, including people, to establish, transmit and operate DTT.

8.3 *What are the major policy/political and market risks with regard to the timing and scope of the digital TV rollout?*

The specific assumptions in the Prospectus relevant to this matter, excluding Remote Areas, are set out in section 5.10. They are that:

- rollout for major digital transmitters in regional centres will be completed for the ABC and SBS by December 2004 and December 2005 respectively;
- the balance of minor transmitters and in-fill translators will be completed by December 2011 for both ABC and SBS; and
- there will be progressive reduction of analogue television networks with reduction in service levels from 100% in 2009 to full switch-off by December 2014.

Macquarie Communications Infrastructure Group Prospectus

In our opinion, the assumptions set out in the Prospectus as regarding DTT rollout, simulcasting and analogue switch off, are reasonable in the light of presently foreseeable circumstances in the Australian television industry. This opinion is based on the following analysis.

8.3.1 *Timing and scope of the DTT roll-out*

The timing of DTT rollout by broadcasters is governed by the *Broadcast Services (Digital Conversion) Act 1998* which provides a framework of 'commencement dates' for the simulcasting of analogue and digital television in the Metropolitan and Regional Licence Areas. (We again refer investors to section 5.5 of the Prospectus for an outline of this legislative regime.)

Under the regime, a broadcaster must, 'as soon as practicable' after the start of the simulcast period for a Licence Area, complete its DTT rollout. The important issue here is the meaning of the term 'as soon as practicable'. We believe this term may be open to interpretation. For example, the ABA may interpret it to mean, say, three to four years (which is technically feasible for most sites), while the commercial broadcasters might interpret it to mean, say, six to eight years based on a broader range of technical, commercial and market take-up considerations that they believe to be reasonable to any assessment of the term 'as soon as practicable'.

The issue of DTT rollout timing is a vexed one for commercial regional broadcasters. They have hundreds of sites to convert to digital, yet, based on current revenue expectations, expect to receive little, or no, additional advertising income from digital. Therefore, currently, the regional broadcasters have no compelling incentives to rollout digital, beyond the first site in a Licence Area (at which point they receive a Regional Equalisation Allowance from the Government ie. a subsidy), or in large population areas such as the Gold Coast or Canberra where they have large audiences.

In our view, this commercial tension with the regional broadcasters, coupled with the aforementioned lack of clarity around the 'as soon as practicable' rollout period, may have a flow on effect to the National Broadcaster's preference for a more aggressive rollout. While the National Broadcasters could proceed in advance of the regionals, the preference of the ABA, and the industry in general, is that all broadcasters switch on digital in a particular Area simultaneously. This facilitates minimisation of channel interference as well as offering digital viewing in that Area of all TV channels concurrently from the outset. In this regard, we note that the Minister already briefly deferred one approval for an ABC IP, requiring the ABC to co-ordinate its plan with 'an industry wide timetable' for the Area.

A further issue that may affect the timing of DTT rollout would be an extension to the length of the simulcast period (see section 8.3.2 below). A downside of an extended simulcast period for Broadcast Australia would be if commercial regional broadcasters used the extended simulcast period to advocate a position to the Government that would also effectively extend the time to rollout digital. In our view, however, if the Government saw fit to extend the simulcast period, we do not believe it would also be pre-disposed to extending the time given to rollout DTT. Such a move would be counter-productive to minimising the length of the simulcast period (ie. the longer the DTT rollout is delayed, the slower consumer take-up of digital reception equipment and hence the greater the potential for pressure to extend the simulcast period further).

In conclusion, for non-Remote Areas, we believe the Assumptions in the Prospectus that the rollout for major digital transmitters in regional centres will be completed for the ABC and SBS by December 2004 and December 2005 respectively and that the balance of minor transmitters and

In-fill translators will be completed by December 2011 (i.e. towards the end of the current simulcast period) for both ABC and SBS, are both reasonable.

For Remote Areas, the key issue that will impact both the scope and timing of DTT rollout, will be the determination of the Government's preference for a digital conversion scheme for Remote Areas. The Government is yet to determine any aspects of this scheme and therefore both the scope and timing of the rollout remains unknown. A decision to significantly delay conversion in Remote Areas would push back the timing of many of the ABC's smaller scale digital transmitter contracts in those Areas.

8.3.2 Simulcasting and analogue switch off

A formal Governmental review of the current eight year simulcast period is due for completion in 2005. We expect that a major factor influencing a decision to extend the eight year simulcast period (hence analogue switch-off) will be the extent to which digital television has been taken up by consumers at that time.

As noted earlier, to date, digital take-up by viewers has been very slow. Virtually every household in Australia currently has an analogue television set and many have multiple sets. Given the negative reaction that occurred in the community, especially regional locations, when analogue mobile telephony was switched off (even after the Government agreed to an extension of one year), we believe it is entirely likely that simulcasting could be retained for longer than eight years. Analogue television is far more central to, and ubiquitous in, most people's lives than was analogue mobile telephony when it ended. Therefore, in our opinion, it is likely that the simulcast period will be extended as an outcome of the 2005 review.

However, the slow consumer take-up of DTT to date notwithstanding, there are also countervailing factors, which will work to constrain the extent of any simulcast period extension. These factors include:

- regional commercial broadcasters have already benefited from the Government's Regional Equalisation Plan, which provides funds to assist digital conversion;
- the Government has contributed economically to digital TV by providing enough free spectrum to broadcasters to facilitate HDTV and has placed a moratorium on new commercial licences until at least 2007 (which is recently [illegible]) whereas it could have chosen to auction spectrum or licences respectively; and
- there may be pressure to free the potentially valuable VHF/UHF spectrum which will become available following cessation of analogue services as this spectrum can be used by other services such as mobile cellular, new digital FTA or Pay TV television channels and DRB for which the Government could earn economic rent.

It should be noted that any extension to the simulcast period should be positive for Broadcast Australia in that it would extend the time in which income was received for broadcasting both analogue and digital transmissions for its customers.

In conclusion, we believe that the assumption in the Prospectus that there will be progressive reduction of analogue television networks, with reduction in service levels from 100% in 2009 to full switch off by December 2014, is conservative, as it only implies a two year extension to the current simulcast period.



9. Other future revenue opportunities

Broadcast Australia's transmission infrastructure positions it well to take advantage of potential new services that might emerge in the future digital environment. In this regard, the scope of this report covers the possibilities of a fourth commercial FTA operator, Digital Datacasting and Digital Radio.

9.1 *A fourth commercial FTA*

The licensing of a fourth commercial FTA broadcaster (i.e. in addition to Channels 7, 9 and 10) would provide an opportunity for Broadcast Australia to secure another major customer for its network. Based on our preceding analysis in this report, we believe that Broadcast Australia would be well placed to provide transmission for any new FTA entrant. However, we note that the Government is legislatively committed to a moratorium on new commercial FTA broadcast licenses until 1 January 2007.

9.2 *Digital Datacasting*

The technical transmission required for datacasting would be very similar to that required for a digital FTA broadcasting channel. Thus the introduction of datacasting would also provide a highly feasible opportunity for Broadcast Australia to secure another major customer(s) for its network. Currently, datacasting does not exist in Australia and it is not possible for us to form a conclusive view as to when, or if, it will commence in commercial form.

9.3 *Digital Radio Broadcasting (DRB)*

Broadcast Australia, through its existing national network of analogue AM and FM facilities, is also well positioned to capitalise on new DRB services when they emerge. As noted in section 5.4 of the Prospectus, at present the Government has not set a timetable for DRB's introduction to Australia, nor is it possible for us to form a conclusive view as to when, or if, it will commence in commercial form.

Whilst we have not formed an opinion on the potential new revenue opportunities identified above, based on our knowledge of Broadcast Australia as it operates today, we believe it will be well placed to provide such services if, and when, they emerge in Australia.

10 Qualifications

KPMG Consulting, Inc. (NASDAQ: KCIN) is one of the world's largest consulting and business systems integration firms. Around the world, more than 10,000 employees provide business and technology strategy, systems design and architecture, applications implementation, network and systems integration, and related services. Working with several leading hardware and software companies, they serve more than 2,500 clients, including Global 2000 companies and government agencies. Our business and technology solutions are tailored to meet the specific needs of the industries we serve, including communications and content companies.

Malcolm Alder is the Sydney-based Managing Director in KPMG Consulting's Communications and Content practice who is responsible for this report. Malcolm is a Chartered Accountant by training and has over 20 years' experience with professional firms in Australasia, the UK, Canada and Asia. For the last 12 years, he has focused exclusively on the broadcasting and communications sectors, primarily advising on strategy and operations with clients such as the

Experts' Reports



National Transmission Agency, ABC, Department of Communications, Two Way Television, Optus, Telstra, Virgin Mobile and numerous institutional investors in this sector.

Greg Flavel also contributed to the report. Greg is the Principal of Convergent Consulting and is a dedicated communications industry specialist with over 12 years' of relevant experience and has worked extensively in the area of digital television conversion. He previously worked with Malcolm Alder at KPMG Consulting and therefore was also involved in a number of the same relevant clients referred to above.

11. Disclaimer

KPMG Consulting's opinion is based on economic, market, regulatory, technical and other conditions prevailing at the date of this report. Such conditions in the industry can change significantly over a relatively short period of time.

KPMG Consulting has not audited, nor should it be construed to have audited, any of the information provided to it by MCIG, Broadcast Australia or any other party. All such information has been received and accepted in good faith by KPMG Consulting as being factually correct.

KPMG Consulting expressly disclaims to the fullest extent permitted by law, all liability for any loss, damage, cost or expense of any kind whatsoever as a result of any inaccuracy, misinterpretation or omission in this report.

Yours sincerely

Malcolm Alder
Managing Director, Communications & Content

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10 Risk Factors

10

Owning Stapled Securities will expose investors to a number of risks. These can broadly be classified as general risks relating to investing in listed securities, risks inherent to investing in infrastructure, including communications infrastructure, risks specific to an investment in MCG and thereby Broadcast Australia.

10.1 General Risks

Investment Risk

General movements in local and international stock markets, prevailing economic conditions, investor sentiment and interest rates could all affect the market price of Stapled Securities. As a consequence, the market price of Stapled Securities may not fully reflect MCG's underlying net asset value.

The value of an investment in MCG could decrease as well as increase and Stapled Security holders who sell their Stapled Securities may receive less than the amounts invested.

To the extent that any investment is made with a leveraged capital structure, such investment will be subject to increased exposure to adverse economic factors such as a significant rise in interest rates, a severe downturn in the economy or a deterioration in the condition of the investment. If such an investment is unable to generate sufficient cashflow to meet the principal and interest payments on its indebtedness or refinance its assets on the maturity of debt, the value of that investment could be significantly reduced or even eliminated.

Liquidity Risk

MCG may invest in assets that are not listed on a stock exchange or for which there are only a limited number of potential investors. As a consequence, the realisable value of an asset may be less than its apparent value.

10.2 Risks Inherent to Communications Infrastructure

Demand Risk

Some portion of the revenue of communications infrastructure assets may be sensitive to changes to customer demand and resulting usage of the infrastructure. An economic downturn may reduce demand growth or even cause a reduction in the level of demand, adversely affecting the cashflows that MCG receives from its investments.

Change of Law/Government Action Risk

There is a risk that the government or a government agency will repeal, amend, enact, or promulgate a new law or regulation, or that a government authority will issue a new interpretation of the law or regulation which will affect communications infrastructure. MCG's investments may also be affected by court decisions and actions of government agencies.

Regulatory Risk

In some instances, economic regulation applies to communications infrastructure because of the market characteristics of the particular assets. Where such regulation applies, typically an independent authority has the power to review, arbitrate or determine the charges for access to the infrastructure. MCG may invest in communications infrastructure that may become subject to economic regulation and there is a risk that MCG's returns from such investments could be adversely affected by such regulation, including from changes to regulated access pricing, and changes to regulatory policy.

Communications infrastructure in some instances is subject to other regulatory regimes, including relating to licensing requirements for [illegible] the infrastructure. Examples include licences, permits and [illegible] required to operate broadcast facilities, satellites and other services related to telecommunications. There is a risk that MCG's returns from investments in communications infrastructure may be adversely affected by failure to comply with, or changes to, such regulatory regimes. Where applicable, MCG will seek to ensure that its investments have appropriate systems in place to minimise risks from non-compliance.

Investors should refer to Section 11.11 Regulation of Communications Transmission Towers in Australia.

Supply and Network Operational Risk
MCIG's investments will be exposed to certain operational risks including equipment failures as well as other man-made and natural disasters such as fire, flood, storms, heatwaves, earthquakes and landslides.

Operational disruptions on the part of MCIG's investments, as well as supply interruptions from third parties, could both result in a loss of revenue for MCIG. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged outages may potentially result in permanent loss of customers, substantial litigation or penalties for regulatory or contractual non compliance which could have a material adverse impact on MCIG's investments.

In assessing the risks associated with potential investments, the Manager will examine whether the businesses have appropriate insurances to mitigate these risks. However, some risks may remain with the businesses and certain force majeure risks may be uninsurable or not cost effective to insure against.

Interest Rate Risk
Because communications infrastructure assets are normally capable of being geared, they are potentially exposed to adverse interest rate movements, where funds are borrowed at a floating interest rate. Whilst this risk may be reduced through interest rate hedging such as interest rate swaps or other mechanisms, some residual exposure may remain.

Rising interest rates could also adversely affect MCIG's investments and associated distributions if changes in interest rates cannot be recovered through corresponding adjustments to the tariff applicable to MCIG's assets.

Achievement of Operational Efficiencies
The long term profitability of infrastructure assets is partly dependent upon efficient operation and maintenance of the infrastructure. MCIG's returns from its investments may be adversely impacted by inefficient operations.

By-pass Risk
By-pass occurs where a competitor replicates all or part of an infrastructure asset rather than acquiring access to the existing infrastructure.

Although the cost of by-passing existing infrastructure is generally prohibitively high, such a risk cannot be ruled out and the construction of competing infrastructure may be viable in certain circumstances (eg using newly available technology), resulting in a loss of revenue for MCIG's investments.

Environmental Risk
Environmental laws and regulations can affect the operations of communications infrastructure assets. Such laws and regulations set various standards regulating health and environmental quality aspects and provide for penalties and other liabilities for the violation thereof.

Liability and penalties could be imposed for damages and in the event of certain discharges into the environment.

In addition, communications infrastructure can have substantial environmental impact (actual or perceived) and may attract opposition from environmental groups for allegedly generating greater levels of pollution, poor visual impact, as well as adverse effects on flora and fauna.

Allegations have been made (from time to time) but not proven that communications infrastructure assets pose health risks to the community due to the emission of electromagnetic energy. The weight of scientific opinion is that there is no substantial evidence of adverse health effects to the community resulting from the normal operation of communications infrastructure assets.

Litigation and Legal Risk

Litigation risks include, but will not be limited to customer claims, native title claims, tenure disputes, environmental claims, legal action from special interest groups, as well as third party losses resulting from network disruptions.

In addition, there is a risk that a communications infrastructure asset does not have, or might not obtain, certain permissions for the construction, operation or expansion of the asset. Permits or special rulings may be required on taxation, financial and regulatory-related issues. Licences and permits have to be maintained over the asset's life. Care must be taken to ensure that all of the requirements of these licences and permits are met on an ongoing basis.

Technology Risk
The telecommunications and broadcasting industries are subject to rapid and significant changes in technology and the impact of this change on MCIG and its investments cannot be predicted. The cost of implementing emerging and future technologies could be significant, and the ability of MCIG or the entities in which it invests to fund the implementation may depend on additional fund raising.

Taxation Risk
The tax rules or their interpretation in relation to an investment in MCIG and/or investments by MCIG may change during the life of MCIG. In particular both the level and basis of taxation may change. In addition, an investment in MCIG may involve tax considerations which may differ for each Stapled Security holder. Each prospective Stapled Security Holder is encouraged to seek professional tax advice in connection with any investment in MCIG.

Macquarie Communications Infrastructure Group Prospectus

[illegible]

10.3 Risks Specific to MCIG

Discount Rates

MCIG may invest in entities which are unlisted. The valuation of these investments will be undertaken using a variety of methods, including discounted cashflows. The valuations will therefore be sensitive to the choice of discount rate used. The Manager intends to use market determined discount rates, adjusted for the level of risk, in performing the valuations. The market's valuation of MCIG's assets will be susceptible to movements in comparable discount rates, which for communications infrastructure assets may be volatile given the relatively small number of investments available for comparison.

Foreign Currency Risk

To the extent that MCIG invests outside of Australia, adverse movements in currency exchange rates have the potential to reduce investment returns.

Investment Strategy

The success of MCIG depends upon the Manager's ability to identify and select investments, as well as its ability to realise maximum value from MCIG's investments. There is no guarantee that suitable investments will be or can be acquired, or that they will be successful. No assurance is given that MCIG's investment strategy will be achieved.

If MCIG makes only a limited number of investments, poor performance by a few of MCIG's investments could severely affect the total returns to Stapled Security Holders.

Reliance on the Manager

Stapled Security Holders will have no control over the day-to-day operations, including investment decisions, of MCIG. Stapled Security Holders must rely on the Manager and the board of MCIL to advise on the conduct and affairs of MCIG.

Stapled Security Holders must rely on the judgment of the Manager and the board of MCIL, their delegates and, in particular, on the judgment of their respective principals, officers and employees. MCIG's success depends in large part on the performance of the Manager. The loss of a key principal or officer or any personnel by the Manager could have an adverse effect on MCIG.

10.4 Risks Specific to Broadcast Australia

Reliance on Key Customers

Broadcast Australia's two key customers are the government owned national broadcasters, the ABC and SBS, which accounted for more than 85% of Broadcast Australia's total revenue in 2001. The ABC and SBS both receive Commonwealth Government funding. There is a risk that funding could be reduced or withdrawn. Broadcast Australia has entered into a series of long term contracts with the ABC and SBS which are described in Section 11.12, Summary of Material Contracts. If these contracts are terminated and Broadcast Australia is not adequately compensated, or the contracts are not renewed, that could have a material adverse effect on MCIG.

Demand Risk

The uncontracted portion of Broadcast Australia's forecast revenues may not eventuate if a customer does not renew an existing contract with Broadcast Australia or decides not to proceed with new services or awards the business to a third party.

Timing of Digital Rollout in Australia/Simulcast Period

The Commonwealth Government legislated the introduction of digital television in Australia from January 2001 in metropolitan markets and phased introduction across the rest of the country.

It is Government policy that analogue and digital broadcast signals must be simulcast in metropolitan areas until 2008 (as a minimum) and in regional areas until 2012 (as a minimum).

There is a risk that the timetable for the rollout of digital television in Australia could be postponed or delayed or that Government policy could change and/or lead to legislative change.

There is a risk that the digital rollout in remote areas under Part B of the digital conversion scheme could be delayed or deferred from that forecast by Broadcast Australia for national services. This is because the Commonwealth Government is yet to determine many aspects of Part B and therefore the timing for the rollout in remote areas is not known.

If the existing digital transmission services in metropolitan and regional areas are discontinued and the introduction of digital transmission services to other areas does not occur, this could be expected to adversely affect the financial performance of Broadcast Australia.

Tenure Risk

The nature of Broadcast Australia's rights to occupy transmission tower sites from which it operates is summarised in the table in Section 5.2, Broadcast Australia's Tower Network. Freehold sites have the greatest security of tenure. Most leases, contractual licences and shared sites have fixed term agreements with options to renew for a further fixed term. Informal or permissive tenures may be terminable at the will of the grantor and a small number of fixed term licences may be terminated or refused for convenience. There is a risk that upon such termination, or upon expiry of a lease, contractual licence or shared site agreement, Broadcast Australia might not secure agreement for a further term and may have to vacate one or more of its sites. This could potentially affect Broadcast Australia's ability to provide television and radio transmission services to the area served by the affected sites.

Native Title Risk
There is a risk that native title has not been extinguished and may have been affected in relation to some of the land on which transmission towers sites operated by Broadcast Australia are located. The main risk for Broadcast Australia is that certain titles and interests in the relevant land granted after 1 January 1994 may be invalid to the extent of any inconsistency with native title if they were granted other than in compliance with the provisions of the *Native Title Act*. The exercise of rights pursuant to invalid titles may also give rise to a damages claim by affected native title holders. There is also the potential for process delay and costs in the event of a claim or challenge by a native title claimant or holder to a particular title or activity.

Environmental Risk
Although Broadcast Australia complies with the electromagnetic energy emission levels permitted by regulators, there is a risk that an actual or perceived health risk associated with broadcast transmission towers could lead to litigation involving Broadcast Australia or hinder Broadcast Australia in installing new broadcast transmission infrastructure.

The weight of scientific opinion is that there is no substantial evidence of adverse health effects to the community resulting from the normal operation of broadcast transmission towers.

Risk of Government Regulation
There is a risk that revenues from communications infrastructure assets could be adversely affected by increased economic regulation and/or the application of existing regulations.

In particular, Broadcast Australia is subject to access provisions pursuant to the *National Transmission Network Sale Act* (Cth) and the *Television Broadcasting Services (Digital Conversion) Act* (Cth). To date Broadcast Australia has negotiated agreements with all of its customers. However, if access terms between Broadcast Australia and third party access or service seekers cannot be agreed, the ACCC can arbitrate the dispute and determine the terms and conditions of access.

Competing Infrastructure Risk
There is a risk that Broadcast Australia's competitors could establish infrastructure which competes with its existing network. Competing infrastructure [illegible] exists for some of Broadcast Australia's sites. Section 8.3, Independent Industry Report, describes in more detail, competing technologies which may pose a competitive threat to Broadcast Australia.

The establishment of competing infrastructure or alternative technologies may occur sooner and have an adverse effect on Broadcast Australia's financial performance.

Risk of Change of Ownership of the ABC or SBS
An event of default occurs under the arrangements with Ambac described in Section 5.5, Borrowings, if (amongst other things):

- the Commonwealth Government ceases to own more than 50% of the issued shares of the ABC and if the MTNs have not been [illegible] within [illegible] days; or
- the Commonwealth Government ceases to own or control more than 50% of the issued shares of the ABC or SBS and this has a material adverse effect on Broadcast Australia's ability to perform its obligations under the finance documents.

An event of default of this nature may adversely affect Broadcast Australia's ability to refinance the MTNs.

11 Additional Information

11.1 Regulatory Waivers and Exemptions

ASX Waivers

ASX has given in principle approval to granting waivers in relation to the requirements of the following Listing Rules:

Waivers for MSAM, MCIT and MCIL

- A waiver from Condition 7 of Listing Rule 1.1 to the extent necessary not to require MCIT and MCIL to both have 500 security holders holding a parcel of securities with a value of at least $2,000 on the condition that the Units and Shares are stapled together and MCIT and MCIL together satisfy the rule.
- A waiver from Condition 8 of Listing Rule 1.1 in respect of compliance with Listing Rule 1.5 on the condition that the Units and Shares are stapled together and that MCIT and MCIL together satisfy the rule.
- A waiver from Condition 2 of Listing Rule 2.1 to the extent necessary not to require either of MCIT and MCIL to have issue prices of their securities of at least 20 cents on the condition that the Units and Shares are stapled together and each parcel of Stapled Securities has an issue price of at least 20 cents.
- A waiver from Listing Rule 6.24 in respect of compliance with clause 1 of appendix 6A to the extent necessary that the rate and amount of a dividend or distribution need not be advised to ASX by MCIT or MCIL when announcing a dividend or distribution and record date on the condition that an estimated dividend or distribution rate is advised to ASX and the actual dividend and distribution rate is advised to ASX as soon as it becomes known.
- A waiver from Listing Rule 8.10 on the condition that the Stapled Securities continue to be stapled and that MSAM as responsible entity of MCIT may only refuse to register a proper CHESS transfer or paper based transfer if the transfer is not accompanied by an equivalent proper CHESS transfer or paper based transfer in respect of such other component of the Stapled Securities.
- A waiver from Listing Rule 10.1 to allow the transfer of assets between MSAM as responsible entity of MCIT and MCIL as the economic interests of holders of Stapled Securities will not be affected by such a transaction.

Waivers for MCIT

- A waiver from Listing Rule 10.11 to the extent necessary to permit MCIT to issue Units to MSAM on Application by it in lieu of a cash payment for applicable performance fees without obtaining unitholder approval, subject to the following conditions:
  1) MCIT makes a full disclosure to any person who may subscribe for Stapled Securities under this Prospectus of the provisions in MCIT's constitution to allow for the issue of Stapled Securities on Application by MSAM in circumstances where a performance fee is payable to MSAM, as responsible entity of MCIT (the Provisions);
  2) The Stapled Securities are issued in accordance with the Provisions;
  3) An announcement in the form required by the Listing Rules is lodged for release to the market for each issue of Stapled Securities pursuant to the performance fee arrangements;
  4) Details of the Stapled Securities issued pursuant to the performance fee arrangements are disclosed in the annual report of MCIT each year in which Stapled Securities are issued; and
  5) Unitholder approval is sought every third year for the continued operation of the Provisions.

Waivers for MCIL

- A waiver from Listing Rule 4.4 to the extent necessary to allow MCIL to complete Appendix 4B (financial report) in respect of the half years ending 31 December 2002 and 30 June 2003 (as a consequence of the change of balance date for MCIL from 31 March to 30 June).
- A waiver from Listing Rules 6.2 and 6.9 to the extent necessary to permit the following:
  1) A class special shares in MCIL to be issued to the Manager to have voting rights to remove or appoint up to, but no more than, 75% of the directors of MCIL and to appoint any one of the directors to be managing director; and
  2) B class special shares in MCIL to be issued to the Manager in its capacity as responsible entity of MCIT to have voting rights to remove or appoint up to, but no more than, 25% of the directors of MCIL

A waiver from Listing Rule 10.11 to the extent necessary to permit MCIL to issue Redeemable Preference Shares to MCIT without obtaining unitholder approval, subject to the following conditions:

1) MCIT and MCIL make a full disclosure to any person who may subscribe for Stapled Securities under the Prospectus, that MCIL may issue Redeemable Preference Shares to MCIT; and

2) Details of the Redeemable Preference Shares issued to MCIT are disclosed in the MCIG's annual report for the year ended 30 June 2003.

It may be necessary to apply for a further waiver from Listing Rule 10.11 if MCIL issues Stapled Securities to MSAM in lieu of performance fees. The need for such a waiver will be addressed on a case by case basis.

Upon completion of the Offer, and for the purpose of ASX Listing Rules, each of MCIT and MCIL confirms that it will have sufficient working capital to carry out its objectives stated in this Prospectus.

ASIC Declarations and Exemptions

ASIC has granted or indicated its intention to grant the modifications and exemptions summarised as follows:

- In recognition of the stapled structure of MCIG, exemption in accordance with Section 601QA(1) of the Corporations Act from compliance with Part 5C.7 of the Corporations Act to enable the Manager to negotiate and proceed with the acquisition and management of the investments on a group basis rather than having to consider the separate company and trust components of MCIG, in the knowledge that it will not breach any related party provisions of the Corporations Act, and will not be required to call a members' meeting to approve every transaction involving cross-group transactions or intra-group investments during the course of which it will give a financial benefit out of scheme property to a related party.

- A modification to paragraphs 601FC(1)(c) and 601FD(1)(c) of the Corporations Act to enable the Manager to consider the interests of the Stapled Securities Holders in the MCIG group as a whole rather than members' interests on a scheme by scheme basis.

- A modification of paragraph 601GA(1)(a) of the Corporations Act to enable the issue price of a Unit to be determined by the Manager once the Securities are quoted. This will enable the Manager, for future issues of Stapled Securities, to allocate the issue price for a Stapled Security between the Share and Unit components of that Stapled Security as it sees fit.

- An exemption from Section 601FL of the Corporations Act to permit MSAM to change the responsible entity without members' approval on condition that:

  - MSAM prominently discloses in the Prospectus its intention to appoint MCIML as responsible entity of MCIT;
  - MSAM discloses in the Prospectus the reasons for MSAM wanting to retire as responsible entity of MCIT and gives sufficient information to enable members to form a view as to the appointment of MCIML as responsible entity of MCIT;
  - MSAM prominently discloses in the Prospectus that if 100 Applicants or Applicants who together would hold at least 5% of the total value of interests in MCIG immediately following the completion of the Offer ask for a vote on the proposed change of responsible entity by ticking the appropriate box on the Application Form accompanying the Prospectus, MSAM will arrange a postal vote or members' meeting to vote on the appointment of MCIML;
  - the Application Form must contain a box which Applicants are invited to tick if they require a meeting or postal vote to approve the replacement of MSAM by MCIML as responsible entity; and
  - the replacement of MSAM as responsible entity must occur within three months of the completion of the initial public offering of MCIG.

- An exemption from Section 323D(2) of the Corporations Act to permit MCIL to change its financial year end from 31 March to 30 June with the effect that the current financial year for MCIG will commence on 1 April 2002 and end on 30 June 2003.

11.2 Compliance Plan and Procedures

As required by law, MSAM has prepared and lodged with ASIC a Compliance Plan, which sets out the measures that MSAM must apply in operating MCIT to ensure compliance with the Corporations Act and the constitution of MCIT.

The Compliance Plan seeks to ensure compliance by MSAM with the Corporations Act and the constitution for MCIT by prescribing principles and procedures for MCIT to implement in respect of various aspects of the management of MCIT. A Compliance Committee has been established to monitor compliance by MSAM with the Compliance Plan and to report to MSAM on a regular basis regarding its compliance with the Compliance Plan, the Corporations Act and the constitution for MCIT.

11.3 Related Party Transactions

The Manager has entered into the Underwriting Agreement described in Section 11.12, Summary of Material Contracts, with the Joint Underwriters including MECML which is a related party of the Manager. The Underwriting Agreement involves the giving by the Manager of a financial benefit to MECML by way of the payment of fees. These fees are described in Section 11.12. The Manager will also reimburse MECML for its reasonable expenses and will pay MECML any applicable GST and stamp duty in relation to the expenses.

MCIL has entered into the Management Agreement described in Section 11.12, Summary of Material Contracts, with MSAM which will be a related party of MCIL for the first six months after the float. This will also apply to MCIML. The Management Agreement involves the giving by MCIL of a financial benefit to MSAM by way of the payment of fees. The agreement also sets out the parties' rights of indemnity and reimbursement and the agreement is incorporated by reference.

As described in Section 11.5, Other Interests, [illegible] of the funds received from the Offer will be used to repay loans to Macquarie Bank and fees charged by Macquarie Bank in refinancing MCIG and advising on the Offer.

A Macquarie Bank subsidiary owns 51% of the shares of NTL Telecommunications Pty Limited, a provider of microwave telecommunications services, which utilises Broadcast Australia's towers on terms struck on an arm's length basis. NTL Telecommunications Pty Limited was previously a subsidiary of Broadcast Australia Holdings but was separated prior to the Offer as it does not represent an appropriate investment for MCIG taking into account the investment philosophy outlined in Section 4, MCIG's Investment Objectives and Opportunities.

11.4 Interests of Directors

Other than as set out below or elsewhere in this Prospectus:

- no director of MSAM, MCIML or MCIL, nor any firm in which such director is a partner, holds or held at any time during the last two years any interest in:
  1) the formation or promotion of MCIT; or
  2) property acquired or to be acquired by MCIT in connection with:
     - its formation or promotion; or
     - the Offer; or
  3) the Offer
- no amount has been paid or agreed to be paid to any director of MCIL, MCIML or MSAM nor to any firm in which such director is a partner:
  1) either to induce them to become or qualify as a director; or
  2) for services provided in connection with either:
     - the formation or promotion of MCIT; or
     - the Offer.

Directors' Interests and Fees

Directors of MCIL

Kevin McCann will be paid fees of approximately $60,000 per annum to act as the Chairman of MCIL. Kevin McCann is a partner of Allens Arthur Robinson.

Malcolm Long is the principal of Malcolm Long Associates Pty Limited and a director of MCIL. Malcolm Long Associates Pty Limited was paid fees for professional services for consultancy advice in connection with the initial acquisition of Broadcast Australia. He will be paid fees of approximately $30,000 per annum to act as a director of MCIL.

Garry Moriarty will be paid $45,000 per annum for services as Deputy Chairman of MCIL. He will also be a consultant to Macquarie IBG and will be separately remunerated in this capacity.

Nicholas Moore does not receive directors' fees from MCIL. He is an employee of Macquarie Bank and is remunerated in that capacity.

Directors of MSAM

Michael Carapiet, Anthony Kahn, Gregory Osborne and Mark Ramsay do not receive directors' fees from MSAM. They are all employees of Macquarie Bank and are remunerated in that capacity.

Directors of MCIML

Kevin McCann will be paid fees of approximately $60,000 per annum to act as the Chairman of MCIML. Kevin McCann is a partner of Allens Arthur Robinson.

Malcolm Long will be paid fees of approximately $30,000 per annum to act as a director of MCIML. Malcolm Long Associates Pty Limited was paid fees for professional services for consultancy advice in connection with the Offer and the initial acquisition of Broadcast Australia.

Garry Moriarty will be paid $45,000 per annum for services as Deputy Chairman of MCIML. He will also be a consultant to Macquarie IBG and will be separately remunerated in this capacity.

Nicholas Moore, Michael Carapiet and Anthony Kahn do not receive directors' fees from MCIML. They are all employees of Macquarie Bank and are remunerated in that capacity.

MCIML will pay the directors' fees for Kevin McCann, Malcolm Long and Garry Moriarty in its personal capacity.

External directors appointed to the boards of MSAM, MCIML and MCIL in the future will be paid appropriate fees.

The directors and officers of MCIL, MCIML and MSAM may acquire Stapled Securities under the Offer either directly or through [illegible].

11.8 Other Interests

Responsible Entity

Other than as set out below or elsewhere in this Prospectus, no amount has been paid or agreed to be paid to MSAM or MCIML to procure interests in MCIT or for services under the constitution of MCIT, other than the fees payable to the responsible entity pursuant to the constitution of MCIT. These include a base fee and a performance fee (see Section 1.7, Management Fees).

Promoter

Interests of Macquarie Bank

Macquarie Bank will earn $45 million composed of the following:

(a) During and after the acquisition of Broadcast Australia, its restructuring, refinancing and advising on the Offer, Macquarie Bank has charged approximately $30 million of fees for investment banking services. These fees are intended to replicate fees that would otherwise have been payable to third parties and comprise a 1% advisory fee on the initial acquisition of Broadcast Australia, a 1% debt arrangement fee on the bridge facility raised in connection with the acquisition, a 2% fee in connection with restructuring and raising other funding associated with the acquisition, and a 1% debt arrangement fee on the MTNs, capital expenditure and working capital facilities of Broadcast Australia.

(b) In addition to these fees, and after taking into account external costs in connection with the acquisition, restructuring and refinancing (most of which related to putting in place the MTNs), Macquarie Bank will earn a pre-tax surplus of $15 million for acquiring and holding the asset on its balance sheet.

Macquarie Bank Group has undertaken to sell [illegible] million for approximately 20% of the total Stapled Securities on issue following completion of the Offer. Macquarie Bank Group may also take up Stapled Securities pursuant to MECML's underwriting obligations under the Underwriting Agreement and has agreed that for at least 12 months after the date of Listing, it will not dispose of any Stapled Securities allotted to it, up to a maximum of 50 million Stapled Securities or approximately 32% of the Offer.

Macquarie Bank will reinvest into MCIG its total fees plus its pre-tax surplus on sale as well as additional cash.

Macquarie Bank Group will continue to own 51% of the shares of [illegible] which was previously a subsidiary of Broadcast Australia Holdings but has been separated from MCIG prior to the Offer as discussed in Section 11.3, Related Party Transactions.

Under a risk participation agreement, Macquarie Bank may receive up to $875,000 in underwriting fees in relation to the Bank Facility and may receive interest and an associated risk fee under a limited recourse loan to MCIHL disclosed in Section 11.12, Summary of Material Contracts (Sale of Broadcast Australia to Macquarie Bank).

In addition to the above, a subsidiary of Macquarie Bank will share in the underwriting fees for this Offer with JBWere and UBS Warburg Australia Limited as per the Underwriting Agreement summarised in Section 11.12, Summary of Material Contracts, and a subsidiary of Macquarie Bank will earn management fees as set out in Section 1.7, Management Fees, the amount of which will depend on the growth and performance of MCIG after Listing.

Joint Lead Managers and Joint Underwriters

Macquarie Equity Capital Markets Limited

For work performed in its role as a Joint Lead Manager and Joint Underwriter to the Offer the fees set out in the summary of the Underwriting Agreement in Section 11.12, Summary of Material Contracts.

UBS Warburg Australia Limited

For work performed in its role as a Joint Lead Manager and Joint Underwriter to the Offer the fees set out in the summary of the Underwriting Agreement in Section 11.12, Summary of Material Contracts.

JBWere Limited

For work performed in its role as a Joint Lead Manager and Joint Underwriter to the Offer the fees set out in the summary of the Underwriting Agreement in Section 11.12, Summary of Material Contracts.

Interests of Professional Advisors and Experts

Except as disclosed in the Prospectus (in particular, as stated below) no professional advisor or expert, nor any firm in which a professional advisor or expert is a partner, has, or during the last two years has had, an interest in the formation or promotion of MCIT or MCIL, the property proposed to be acquired by MCIT or MCIL in connection with its formation or promotion or in the Offer and no amount has been paid or agreed to be paid to an expert in the last two years for services rendered by the professional advisor or expert or the firm in which the professional advisor or expert is a partner in connection with the formation or promotion of MCIT, MCIL or the Offer, other than interests or amounts flowing from the following arrangements:

Freehills

For work performed in relation to the Offer and the preparation of this Prospectus approximately $750,000.

Freehills may be entitled to further fees for this work based on its usual hourly charge out rates.

PricewaterhouseCoopers Securities Ltd
For work performed in relation to advising on tax issues and the preparation of its reports appearing in Section 9 of this Prospectus: approximately $500,000.

PricewaterhouseCoopers Securities Ltd may be entitled to further fees for this work based on its usual hourly charge out rates.

KPMG Consulting Australia Pty Limited
For work performed in relation to the preparation of its report appearing in Section 9 of the Prospectus: $55,000.

11.6 Consents and Disclaimers

Lawyers
Freehills consents to the inclusion in this Prospectus (in both paper and electronic form) of the references to Freehills, in each case in the form and context in which they are included. Freehills has not withdrawn its consent prior to the date of this Prospectus.

Freehills has not authorised or caused the issue of the Prospectus and does not make, or purport to make, any statement in the Prospectus.

Investigating Accountant and Taxation Advisor
PricewaterhouseCoopers Securities Ltd consents to the inclusion in this Prospectus (in both paper and electronic form) of the references to PricewaterhouseCoopers Securities Ltd and the inclusion of the Investigating Accountant's Report and the Independent Taxation Report in Section 9 of this Prospectus, in each case in the form and context in which they are included. PricewaterhouseCoopers Securities Ltd has not withdrawn its consent prior to the date of this Prospectus.

PricewaterhouseCoopers Securities Ltd has not authorised or caused the issue of this Prospectus and does not make, or purport to make, any statement in this Prospectus other than a statement contained in either the Investigating Accountant's Report or the Independent Taxation Report.

KPMG Consulting Australia Pty Limited
KPMG Consulting Australia Pty Limited consents to the inclusion in this Prospectus (in both paper and electronic form) of the references to KPMG Consulting and the inclusion of the Technical Report in Section 9 of this Prospectus, in the form and context in which it is included. KPMG Consulting has not withdrawn its consent prior to the date of this Prospectus.

KPMG Consulting has not authorised or caused the issue of this Prospectus and does not make, or purport to make, any statement in this Prospectus other than a statement contained in the Independent Technical Report.

Joint Lead Managers and Joint Underwriters

Macquarie Equity Capital Markets Limited
Macquarie Equity Capital Markets Limited has given its written consent to be named in the Prospectus (in both paper and electronic form) as a Joint Lead Manager and Joint Underwriter. It has not authorised or caused the issue of the Prospectus and takes no responsibility for any part of the Prospectus.

UBS Warburg Australia Limited
UBS Warburg Australia Limited has given its written consent to be named in the Prospectus (in both paper and electronic form) as a Joint Lead Manager and Joint Underwriter. It has not authorised or caused the issue of the Prospectus and takes no responsibility for any part of the Prospectus.

JBWere Limited
JBWere Limited has given its written consent to be named in this Prospectus (in both paper and electronic form) as a Joint Lead Manager and Joint Underwriter. It has not authorised or caused the issue of this Prospectus and takes no responsibility for any part of this Prospectus.

Trust Company of Australia Limited
Trust Company of Australia Limited has given its consent to be named in this Prospectus (in both paper and electronic form) as the custodian of MCIT. Trust Company of Australia Limited has not withdrawn its consent prior to the date of this Prospectus.

Trust Company of Australia Limited does not cause or authorise the issue of this Prospectus and Trust Company of Australia Limited was not involved in the preparation of this Prospectus or any part of it. Trust Company of Australia Limited does not make, or purport to make, any statement in this Prospectus.

To the maximum extent permitted by law, Trust Company of Australia Limited expressly disclaims and takes no responsibility for any part of this Prospectus.

Registry
ASX Perpetual Registrars Limited has given its consent to be named in this Prospectus (in both paper and electronic form) as the Registry. ASX Perpetual Registrars Limited has not withdrawn its consent prior to the date of this Prospectus. ASX Perpetual Registrars Limited does not cause or authorise the issue of the Prospectus and ASX Perpetual Registrars Limited was not involved in the preparation of this Prospectus or any part of it, except for references in this Prospectus to its name.

Broadcast Australia
Broadcast Australia has given its written consent to be named in this Prospectus (in both paper and electronic form). It has not authorised or caused the issue of this Prospectus and takes no responsibility for any part of this Prospectus.

External Members of the Compliance Committee
Ray Kellerman and Alan Cowper have given their consent to be named in this Prospectus as external members of the Compliance Committee, and have not withdrawn their consent prior to the date of this Prospectus in both paper and electronic form. The external members of the Compliance Committee do not cause or authorise the issue of this Prospectus and were not involved in the preparation of this Prospectus or any part of it. The external members of the Compliance Committee do not make, or purport to make, any statement in this Prospectus. To the maximum extent permitted by law, the external members of the Compliance Committee expressly disclaim and take no responsibility for any part of this Prospectus.

11.7 No Certificates
The Stapled Securities will be traded on CHESS and accordingly will be issued in uncertificated form and no certificates will be issued. The Securities will be noted in the Register maintained by the Registrar.

11.8 CHESS and the Registry
ASX has implemented automation of the transfer and settlement system for transactions in securities quoted on its stock market under which transfers are effected in a paperless form and certificates are not issued or required. This system is called the Clearing House Electronic Subregister System (CHESS).

MSAM and MCIL intend to apply for the Stapled Securities to be eligible to participate in CHESS.

When the Stapled Securities become CHESS Approved Securities, holdings will be registered in one of two subregisters: an electronic CHESS subregister or an issuer sponsored subregister. The Stapled Securities of a Security holder who is a participant in CHESS or a person sponsored by a participant in CHESS will be registered on the CHESS subregister. All other Stapled Securities will be registered on the issuer sponsored subregister.

Under the CHESS system, on issue of the Securities, the Stapled Security Holders will be provided with a holding statement (similar to a bank statement) setting out the number of the Stapled Securities issued to (or subsequently transferred to or by) each Stapled Security holder. The holding statement will also advise the Stapled Security Holder of the Holder Identification Number (HIN). A holding statement will be provided to Stapled Security Holders on a monthly basis whenever there is a change in the holding.

11.9 Complaints
MSAM has procedures in place to properly consider and deal with any complaints received in accordance with AS4269 Australian Standard on Complaints Handling.

A Stapled Security Holder may by notice in writing to MSAM (*No. 1 Martin Place, Sydney NSW 2000*) make a complaint in relation to MCIT. MSAM will use reasonable endeavours to deal with and resolve any complaint within a reasonable time from the date of receipt of the complaint.

11.10 Corporate Governance
MCIG is a stapled structure. The entities comprised in MCIG are MCIT, an Australian trust and MCIL, an Australian company. The responsible entity of MCIT is the Manager, a wholly owned subsidiary of Macquarie Bank. The Manager also manages MCIL. Under the terms of the Management Agreement, the Manager makes recommendations to MCIL in respect of prospective investments and manages the day to day business affairs of MCIL.

The Manager as responsible entity of MCIT and manager of MCIL has entered into the Stapling Deed which governs co-operation in relation to distributions, investment policy and the making of investments, restructuring, dealings in the Units and Shares, borrowings, financial reporting, continuous disclosure and certain other administrative matters for the stapled entities with a view to ensuring consistency in the management of MCIG.

MSAM will be the initial responsible entity of MCIT and manager of MCIL. MSAM will be replaced as responsible entity of MCIT and manager of MCIL by MCIML, another Macquarie Bank subsidiary, after MCIML is issued with an Australian financial services licence under the Corporations Act.

Except as otherwise indicated below both MSAM and MCIML will adopt the same corporate governance practices in their MCIG management role.

The Manager

Responsibilities of the Manager
The Manager is responsible for the overall corporate governance of MCIT and the protection of unitholders' interests. The Manager has an established framework for the management of MCIT including a system of internal control, risk management processes, a compliance plan for the Trust and the establishment of appropriate ethical standards for all staff. The Corporations Act, Listing Rules, constitution of the Trust and the general law regulate the workings of MCIT and the associated duties and duties of the Manager and its officers.

The Manager must exercise its functions diligently and in the best interests of unitholders. The Manager and its officers manage the assets of MCIT and are responsible for all investment decisions with absolute discretion as to the exercise of the Manager's powers in accordance with the Trust constitution and the Corporations Act.

The Manager also undertakes the administrative functions of MCIT including preparation of MCIT's financial statements and MCIG consolidated financial statements, preparation of [illegible] and reports to unitholders and the monitoring of registry services provided by the Registry and custody services provided by the Custodian.

The Manager's Board
Responsibility for corporate governance and the [illegible] of the Manager rests with its board of directors. The board

- monitors the implementation of the principal investment policy of MCIT including ongoing research and selection of investments;
- ensures the ongoing review of MCIT's investments to confirm that they are managed in accordance with the investment objectives of MCIT;
- adopts an annual budget and monitors financial performance;
- monitors business risk;
- monitors compliance with the Trust constitution, the Listing Rules, the Trust compliance plan and applicable laws and regulations; and
- monitors compliance with the Stapling Deed so that entities comprised in MCIG are managed in a consistent manner and MCIG's strategic directions and goals are achieved.

Full board meetings will be held at least quarterly, or more often if required. Directors are provided with board reports in advance of board meetings containing sufficient information to enable informed discussion of agenda items.

MSAM's board of directors is comprised of all Macquarie Bank employed executives as follows:

- Mark Ramsey (Chairman)
- Gregory Osborne (Managing Director)
- Michael Carapiet
- Anthony Kahn.

MCIML's board of directors is comprised as follows:

- Kevin McCann (Chairman)	Non-Executive
- Garry Moriarty (Deputy Chairman)	Non-Executive
- Malcolm Long	Non-Executive
- Nicholas Moore	Macquarie Bank
- Michael Carapiet	Macquarie Bank
- Anthony Kahn	Macquarie Bank

Profiles of these directors are set out in Section 7, Board and Management.

The following guidelines apply to membership of the Manager's board:

- the board is to comprise at least four directors. Additional directors may be appointed if the board feels that additional expertise is required in specific areas, or when an outstanding candidate is identified;
- new appointments to the board require full board approval;
- in the case of MCIML, non-executive directors are to comprise at least half of the board; and
- the board is to be comprised of directors with an appropriate range of qualifications and expertise.

Audit Committee

The external auditor of MCIT is appointed by the Manager in accordance with the Corporations Act.

The responsibilities of the audit committee are to:

- review and report to the board on the annual report, the annual financial report and the half yearly financial report; and
- recommend to the board the appointment and removal of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

The audit committee meets with the external auditors at least twice a year and more frequently if required. In the case of MCIML, the chair and majority of directors on the audit committee must be non-executive directors.

Compliance Committee

Under the Corporations Act managed investments regime, the Manager is required to lodge a Compliance Plan for the Trust with ASIC. The Compliance Plan outlines the measures taken to ensure compliance with the Corporations Act and the Trust constitution. It is the Compliance Committee's responsibility to monitor the Manager's compliance with the compliance plan and report its findings to the board.

The Compliance Committee consists of three members, two of whom are external to Macquarie Bank. A Compliance Committee has been appointed for MCIT and it will be responsible for reviewing and monitoring the efficiency of compliance systems on an ongoing basis so that appropriate compliance procedures, staff education and Compliance Committee reporting arrangements are in place to enable observance of the Compliance Plan.

Remuneration of the Manager

Under the terms of the Trust constitution, the Management Agreement and the Share Stapling Deed, base and performance fees are payable to the Manager and are allocated between MCIT and MCIL on a net asset basis adjusted for the net market value of the assets. The fees payable to the Manager are described in Section 1.7, Management Fees, and Section 12, Management Fee Examples.

Independent Professional Advice

Under the terms of the Trust constitution, the Manager may obtain independent professional advice at the expense of MCIT.

Related Party Transactions

Macquarie Bank and other Macquarie Bank Group companies undertake various transactions and perform various services for MCIG from time to time. Arm's length fees will be payable for these services and transactions. The directors may seek external advice as to appropriateness of terms and levels of Macquarie Bank Group company engagements.

Further details on related party transactions are set out in Section 1.4, Relationship between MCIG, Macquarie Bank and other Funds managed by Macquarie [illegible]

Ethical Standards

As a wholly owned subsidiary of Macquarie Bank, the Manager and its executives are required to act in accordance with the code of ethics established by Macquarie Bank. In summary, the code of ethics requires the Manager and its executives to act with integrity, impartiality, confidentiality and diligence.

Macquarie Communications Infrastructure Limited

The MCIL board is responsible for MCIL and its controlled entities, including their proper management. It performs this role by:

- implementing the principal investment policy of MCIL, including the making of all investment decisions;
- monitoring performance of the Manager;
- monitoring compliance with MCIL's constitution, applicable laws and regulations and the Listing Rules;
- adopting an annual budget and the monitoring of financial performance;
- monitoring business risks; and
- monitoring compliance with the Stapling Deed so that the two entities comprising MCIG are managed in a consistent manner and MCIG's strategic directions and goals are achieved.

Full board meetings will be held at least quarterly, or more often if required. Non-scheduled meetings will be called as requested. Directors are provided with board reports containing sufficient information in advance of board meetings to enable informed discussion of agenda items.

Board Membership and Composition Arrangements

It is the board's policy to have at least half non-executive directors. The board's current composition is:

– Kevin McCann (Chairman)	Non-Executive
– Gerry Mcdury (Deputy Chairman)	Non-Executive
– Malcolm Long	Non-Executive
– Nicholas Moore	Macquarie Bank

Profiles of these directors and the proposal to replace Nicholas Moore on the board by another external director are set out in Section 7 of this Prospectus.

In constituting the MCIL board, consideration is given to the mix of skills and experience required by the board to operate effectively.

Under the MCIL constitution, the Manager in its own capacity has been issued with an A class special share which entitles it to appoint the Managing Director and other director(s) constituting up to 50% of the MCIL board and, in its capacity as responsible entity of MCIT, with one B class special share which entitles it to appoint director(s) constituting up to 25% of the MCIL board while the entities are stapled.

Neither the A nor B special share has any economic interest, which means that the holder of those shares are not entitled to any dividends and are only entitled to the paid up value of those shares on a winding up of MCIL.

The balance of the directors of MCIL are elected by MCIL shareholders.

Board Remuneration Policy and Disclosure

Remuneration of non-executive directors will be considered by the board from time to time as required and this discretion will be exercised in accordance with best practice.

Board Committees

An audit committee will be established for MCIT and MCIL. Other Board committees will be appointed as the need arises and will be constituted with a majority of non-executive directors.

Independent Advice

The MCIL directors are entitled to obtain independent professional or other advice at the cost of MCIL. It is intended that directors will consult with the board chairman before obtaining such advice.

Audit

The external auditor of MCIL is appointed by shareholders of MCIL in accordance with its constitution.

The responsibilities of the audit committee are to:

- review and report to the board on the annual report, the annual financial report and the half year financial reports; and
- recommend to the board the appointment and removal of the external auditor, review the terms of its engagement, and the scope and quality of the audit.

The audit committee meets with the external auditor at least twice a year and more frequently if required. The chair and majority of directors on the audit committee must be non-executive directors.

Related Party Transactions

Macquarie and companies within the Macquarie Bank Group undertake various transactions with, and perform various services for MCIG from time to time. Arm's length fees will be payable for these transactions and services. The directors of the Manager and MCIL may seek external advice as to the appropriateness of fees and terms of Macquarie Bank Group company engagements.

Macquarie Communications Infrastructure Group Prospectus

11.11 Regulation of Communications Transmission Towers in Australia

The operation of and access to communications transmission towers in Australia is regulated by a number of different statutes including the *Broadcasting Services Act 1992* (Cth) (**Broadcasting Services Act**), the *Radiocommunications Act 1992* (Cth) (**Radiocommunications Act**), the *Television Broadcasting Services (Digital Conversion) Act 1998* (Cth), the *Telecommunications Act 1997* (Cth) (**Telecommunications Act**) and the *Trade Practices Act 1974* (Cth) (**Trade Practices Act**). In addition, Broadcast Australia as the owner of the National Transmission Network, is regulated by the *National Transmission Network Sale Act 1998* (Cth) (**Sale Act**). The detail of those regimes is set out in the following sections. An overview is set out in the following table.

Digital Television

Broadcast Australia provides analogue and digital transmission services for the ABC and SBS (the national broadcasters).

Schedule 4 to the Broadcasting Services Act sets out arrangements for the conversion, over time, of the transmission of television broadcasting services from analogue mode to digital mode. The rollout of digital television for the national broadcasters as well as commercial broadcasters is governed by the Broadcasting Services Act, in conjunction with the commercial and national television conversion schemes as applicable, digital channel plans prepared by the ABA and implementation plans submitted by the broadcasters and approved by the ABA and the Minister for Communications.

Service/Facility	Applicable access regime/s	Possible access-seekers
Carriage of analogue broadcast	Sale Act/Trade Practices Act	National, community broadcasters, non-profit and Government bodies for limited purposes
Access to towers and sites for analogue broadcast purposes	Sale Act	Commercial, National and community broadcasters; non-profit, emergency services and Government bodies for limited purposes
Access to towers for digital broadcast purposes	Broadcasting Services Act	Commercial and National broadcasters, datacasters
Access to towers, sites and land for the installation of and maintenance of telecommunications facilities	Telecommunications Act	Telecommunications carriers
Telecommunications carriage services (Declared Services)	Trade Practices Act	Telecommunications carriers or carriage service providers

Broadcast Australia is also subject to other Commonwealth, State and Territory legislation affecting Australian persons and businesses generally. This includes, without limitation, property laws, planning and environmental laws, company and securities legislation, employment law and occupational health and safety legislation.

Broadcasting Services Act

The Broadcasting Services Act regulates broadcasting services (including television and radio), datacasting services and online services in Australia. The Broadcasting Services Act also establishes the Australian Broadcasting Authority (**ABA**) as the industry regulator. The ABA's responsibilities include overseeing broadcast licensing and planning of the broadcast service bands.

As an owner and operator of communications transmission towers that are used to provide broadcasting transmission services, Broadcast Australia and its operations are impacted by the provisions of the Broadcasting Services Act, particularly those relating to digital television.

Digital Transmitter Access Regime
Part 5 of Schedule 4 to the Broadcasting Services Act sets out the transmitter access regime that applies to owners and operators of transmission towers and associated facilities (eg antennas, combiners, feeders) (Tower Operators). The Broadcasting Services Act requires Tower Operators (such as Broadcast Australia) to give access to the towers, associated facilities and sites on which the towers are located to commercial television broadcasters, national broadcasters and datacasters for the purposes of providing digital television and datacasting services.

There are some limited exemptions to the access obligations. Compliance with access obligations is not required if the ABA has issued a certificate stating that compliance is not technically feasible. There are also certain exemptions set out in the *Broadcasting Services (Transmitter Access) Regulations 2001*. These exemptions include if giving access to a designated associated facility would prevent an existing customer, owner or operator of the facility from obtaining sufficient service to meet their reasonably anticipated requirements, or giving access in circumstances where there are reasonable grounds to believe that the access seeker would fail to protect the integrity of the network or safety of individuals working on or using the network.

The Broadcasting Services Act provides that access to towers and associated facilities and sites should be on terms agreed between the Tower Operator and the access seeker. Failing agreement, terms of access can be determined by an arbitrator or, if the parties cannot agree on an arbitrator, by the ACCC.

National Transmission Network Sale Act
The Sale Act put in place the framework for the sale of the Commonwealth's National Transmission Network from the Commonwealth to National Transmission Companies (NTCs). Broadcast Australia, as the owner of the National Transmission Network, is an NTC and subject to the Sale Act.

Analogue Transmitter Access Regime
Part 3 of the Sale Act establishes an access regime for the carriage of analogue broadcasting services. The Sale Act deems the telecommunications access regime in Part XIC of the Trade Practices Act and parts of the Telecommunications Act to apply, with some modifications, to:

1) the carriage of broadcasting services (where the service is for the purposes of analogue transmission) and ancillary services provided by an NTC (or declared successor); and

2) the provision of access to sites or telecommunications transmission towers by an NTC (or declared successor)

(nominated services), in favour of nominated customers for specified nominated purposes.

Nominated customers are the national broadcasters, commercial broadcasting licensees, non profit [illegible] community broadcasting licensees, emergency service organisations and Government bodies.

These access obligations only apply in cases where the nominated customer is seeking access for a nominated purpose. In general terms, the nominated purposes are broad for the ABC and SBS (purposes connected with national broadcasting services or ancillary services) and narrower in relation to other nominated customers (for example, the nominated purpose for commercial broadcasting licensees is access to sites or telecommunications transmission towers for purposes connected with providing a commercial broadcasting service in a designated remote area).

If terms of access cannot be agreed between the parties, and there is no access undertaking in place, the Sale Act provides a regime for the ACCC to arbitrate the access dispute and gives the ACCC the ability to determine terms and conditions of access.

Ministerial Consent for Transfer of National Transmission Network Assets
Part 4 of the Sale Act imposes an obligation to obtain Ministerial consent before transferring original or replacement National Transmission Network assets. A transfer which takes place without Ministerial consent has no effect. One of the grounds on which the Minister may refuse to approve a transfer is if the Minister has reason to believe that the transfer might jeopardise continued access by a nominated customer. Further, the Sale Act gives the Minister the ability to declare a person a declared successor of the NTC for the purposes of the Sale Act.

Powers and Immunities of the NTC
Part 6 of the Sale Act has the effect of conferring certain powers and immunities from Part 3 of the Telecommunications Act to an NTC (and its declared successors). In particular, Part 6 provides the NTC with various access rights for the purpose of conducting maintenance of the National Transmission Network, imposes conditions on the exercise of those access rights, and imports certain exemptions from State and Territory laws. This Part also requires the NTC to pay compensation for financial loss suffered by a person as a result of anything done by the NTC in the exercise of these access rights.

Radiocommunications Act
The Radiocommunications Act regulates the use of radio frequency spectrum in Australia. The Australian Communications Authority (ACA) is responsible for administering the Radiocommunications Act. The ACA's radiocommunications responsibilities include planning radiocommunications spectrum and issuing radiocommunications spectrum licence and apparatus licences.

Spectrum licences and apparatus licences are alternate means of licensing the use of radiocommunications spectrum. Apparatus licences authorise the licensee and certain persons authorised by the licensee to operate specified radiocommunications devices for a maximum five years. Apparatus licences are transferable subject to the approval of the ACA. It is an offence to knowingly use a radiocommunications device unless it is appropriately licensed under the Radiocommunications Act. Licensees must observe all general licence conditions as well as any specific conditions determined by the ACA.

Spectrum licences authorise the licensee to use specified spectrum in a geographic area for up to 15 years and are tradeable. The licensee has the freedom to deploy any device from any site within their spectrum space, provided that the device is compatible with the core conditions of the licence and the technical framework for the bands.

In the broadcast service bands, licences are normally apparatus licences. Broadcast Australia is the holder of apparatus licences. The ABC and SBS hold several hundred apparatus licences in respect of the transmitters for their broadcast services and have (as required by their contracts with Broadcast Australia) permitted Broadcast Australia to operate under the transmitter's licences under letters of authorisation in accordance with the Radiocommunications Act.

Telecommunications Act
The Telecommunications Act regulates the use of telecommunications facilities to provide telecommunications carriage and content services. The ACA is responsible for administering the Telecommunications Act including licensing telecommunications carriers, ensuring compliance with carrier licence conditions and service provider rules and monitoring industry participants' performance and service quality.

There are three principal categories of telecommunications operators regulated by the Telecommunications Act:

- carriers – which own infrastructure used to provide carriage services to the public;

- carriage service providers – which use infrastructure owned by a carrier to offer carriage services to the public; and

- content service providers – which use carriage services supplied by carriage service providers to supply content services to the public.

The owner of a network unit that is used for the provision of telecommunications services to the public is required to hold a carrier licence. Failure to do so is a breach of the Telecommunications Act for which substantial penalties apply. A network unit is defined in the Act to include most telecommunications transmission infrastructure, including cable networks and certain fixed radiocommunications transmitters. Broadcast Australia does not hold a carrier licence.

The Telecommunications Act grants carriers statutory powers and immunities which may be exercised in dealings with owners, non-carriers and other third parties.

Schedule 3 to the Telecommunications Act provides that carriers have certain statutory access rights and immunities for the purposes of conducting inspections of land and the installation and maintenance of telecommunications facilities. Broadcast Australia as the owner of facilities may obtain access requests from third party carriers.

In exercising a carrier's access powers, the carrier must comply with certain conditions including:

- doing as little damage as practicable;

- acting in accordance with good engineering practice;

- giving notice to the owner of land; and

- complying with recognised industry standards, the regulations, Minister's codes of practice, and any conditions specified in an installation facility permit.

In the event that a person suffers financial loss or damage to its property because of anything done by a carrier in the exercise of its powers and immunities under Schedule 3, the carrier has an obligation to pay the person reasonable compensation. This amount may be as agreed between the parties or, failing agreement, as determined by a court.

Trade Practices Act
The Trade Practices Act governs restrictive trade practices and consumer protection. The Trade Practices Act also contains provisions dealing specifically with anti-competitive conduct (Part XIB) and access (Part XIC) in the telecommunications industry. The Trade Practices Act is administered by the ACCC.

The general competition law provisions of the Trade Practices Act prohibit, among other things, agreements that substantially lessen competition, price fixing arrangements, exclusive dealing, resale price maintenance, [illegible] and [illegible] of market power by corporations having substantial degree of power in a market.

Part XIB of the Trade Practices Act complements the general competition law provisions of the Trade Practices Act by dealing with anti-competitive conduct specifically within the telecommunications industry.

Part XIC of the Trade Practices Act provides for a mechanism to enable owners and carriage service providers to gain access to each other's services. The ACCC may declare a carriage service a "Declared Service" if the ACCC considers that declaration of such a service would promote the long term interest of end users. A carrier or carriage service provider ("access provider") must comply with certain standard access obligations in supplying Declared Services.

The regulatory regime encourages access providers and access seekers to reach commercial agreements on the supply of Declared Services. If an agreement cannot be reached, the ACCC has the power to arbitrate. If there is no access undertaking (an undertaking by an access provider which sets out the terms and conditions on which it will supply access to a Declared Service), the ACCC has broad discretion to determine the terms and conditions of access that it considers reasonable.

11.12 Summary of Material Contracts

Material MCIT and MCIL Contracts

Constitution of MCIT
MCIT is a managed investment scheme which has been registered by ASIC in accordance with Chapter 5C of the Corporations Act. It has been established in the form of a unit trust. The responsible entity of MCIT is MGAM.

The following is a summary of the principal terms of the constitution of MCIT (MCIT constitution). Provisions of the Corporations Act and the Listing Rules and modifications and waivers issued under them affect the manner in which the MCIT constitution is interpreted and the rights and obligations of the Manager and the members under it. These modifications and waivers are summarised earlier in this section.

The MCIT constitution dated 13 June 2002 is a lengthy and complex document and potential investors should confirm all information by reference to the MCIT constitution itself. A copy of the MCIT constitution will be provided free of charge to any person who requests a copy by contacting the Manager during the period of the Offer (please refer to the Corporate Directory for contact details).

The MCIT constitution contains provisions dealing with the powers of the Manager as responsible entity of MCIT and the rights and interests of Unitholders, which include rights to receive distributions, attend meetings and register complaints. The MCIT constitution also contains provisions addressing the liability of the Manager and the Unitholders.

In addition, the MCIT constitution deals with a variety of general matters, including:

- the investment policy of MCIT and the Manager's ability to vary that policy;
- the issue of Units (including partly paid Units) and options;
- the transfer of Units and options;
- the valuation of MCIT assets;
- the duration of MCIT;
- the Manager's fees and right to reimbursement from the assets of MCIT;
- deductions from MCIT; and
- interested dealings by MGAM.

Constitution of MCIL
MCIL is an Australian public company registered under the Corporations Act.

Provisions of the Corporations Act and the Listing Rules affect the manner in which the constitution of MCIL (MCIL constitution) is interpreted and the rights and obligations of MCIL and the directors and members of MCIL.

The MCIL constitution is a lengthy and complex document and potential investors should confirm all information by reference to the constitution itself. A copy of the MCIL constitution will be provided free of charge to any person who requests a copy by contacting the Manager during the period of the Offer (please refer to the Corporate Directory for contact details).

The MCIL constitution contains provisions dealing with:

- the issue and transfer of shares (including partly paid shares, A and B special shares (which confer the power to appoint in total up to 75% of the board) and Redeemable Preference Shares) and options;
- stapling of Shares to Units in MCIT; and
- the rights and interests of shareholders, which include rights to receive dividends, attend meetings and participate in a winding up.

The MCL constitution also deals with the rights and obligations of directors and executive officers of MCL, including:

- the appointment, election, removal and retirement of directors;
- the appointment of executive officers;
- the remuneration of directors;
- the powers and duties of directors;
- meetings and written resolutions of directors; and
- the right of directors and executive officers to be indemnified against losses and expenses incurred as an officer of MCL, including all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, and the right of MCL to maintain insurance in respect of this indemnity.

Under the MCL constitution, the MCL directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by MCL to, or at the direction of, each member entitled to that dividend. If a dividend is paid, it will be paid in proportion to the number of Shares held by a shareholder and, in the case of partly paid Shares, in proportion to the percentage of the issue price that has been paid (excluding amounts credited and amounts paid in advance of a call). Interest is not payable in respect of any dividend. An amount due and payable by a shareholder to MCL may be deducted from the dividend payable to that shareholder.

Stapling Deed
The Manager, MSAM (as responsible entity of MCIT), and MCL have entered into the Stapling Deed dated on or about 8 July 2002. The Stapling Deed is a complex document and potential investors should confirm all information by reference to the Stapling Deed itself. A copy of the Stapling Deed will be provided free of charge to any person who requests a copy by contacting the Manager during the period of the Offer (please refer to the Corporate Directory for contact details).

The Stapling Deed sets out the terms and conditions governing the relationship between the responsible entity of MCIT and MCL in respect of the Stapled Securities.

The Stapling Deed deals with a variety of general matters, including:

- the requirement that MCL and MSAM co-operate and consult with each other in respect of all matters relating to the Stapled Securities;
- dealings in Stapled Securities;
- the allocation of the issue price of a Stapled Security between MCIT and MCL;
- the requirement that MSAM and MCL consult with each other prior to making any calls in respect of any partly paid Units or Shares;
- corporate actions;
- the duties and obligations of the parties including duties in relation to stapling and the parties' respective duties contained in the MCIT constitution, the MCL constitution and the Management Services Agreement;
- retirement of MSAM; and
- the limited liability of MSAM.

Management Agreement
MCL and MSAM have entered into a Management Agreement dated on or about 8 July 2002. The Management Agreement is a lengthy and complex document and potential investors should confirm all information by reference to the Management Agreement itself. A copy of the Management Agreement will be provided free of charge to any person who requests a copy by contacting the Manager during the period of the Offer (please refer to the Corporate Directory for contact details).

MSAM is appointed as the sole and exclusive manager of MCL:

- to manage its day to day business and affairs;
- to deal with MCL's portfolio and advise on the acquisition and disposal of investments; and
- to advise on the financing of MCL and fundraising by MCL.

Under the Agreement, MSAM must perform a number of specific duties, including to:

- ensure performance of day to day management, secretarial, accounting, administrative, liaison, representative and reporting functions and obligations of MCL and provide personnel to assist MCL and Broadcast Australia group companies;
- identify, evaluate and recommend investments;
- acquire and manage investments on behalf of MCL; and
- recommend payment of dividends and interim dividends to its members.

In addition to the Manager's fee entitlements, the agreement also sets out the parties' rights of indemnity and reimbursement and rights to terminate the contract.

MCIG Underwriting Agreement

The Manager, MSAM, and the Company, MCIL, have entered into an agreement with MECML, JBWere Limited and UBS Warburg Australia Limited (together, Joint Underwriters) dated 15 July 2002, for the underwriting of the issue of 124.156 million new Stapled Securities at $2.00 per security to raise approximately $248.31 million (Underwriting Agreement). JBWere Limited and UBS Warburg Australia Limited each underwrite the issue of 35 million new Stapled Securities and MECML underwrites the issue of 54.155 million new Stapled Securities.

Macquarie Bank has separately agreed to subscribe (or arrange for one of its subsidiaries to subscribe) for 30.845 million new Stapled Securities and to hold these securities for at least 12 months. Any shortfall taken up by the Macquarie Bank Group in satisfaction of MECML's obligations under the Underwriting Agreement, up to a maximum of 13.155 million new Stapled Securities, is also to be held for at least 12 months under that agreement.

MCIG must pay an underwriting commission of 3% of the total funds to be raised by the issue of the underwritten Stapled Securities (Issue) and a management fee of 1.0%. MCIG must also pay the Joint Underwriters for all out of pocket expenses in connection with the Issue and certain sub-underwriting fees.

The Underwriting Agreement contains various warranties and representations and imposes various obligations on MCIG including, to ensure that the Prospectus contains all information that investors and their professional advisers would reasonably require, and reasonably expect to find in it, for the purpose of making an informed assessment of the assets, liabilities, financial position and performance, profits, losses and prospects of MCIG. MCIG has indemnified the Joint Underwriters, their directors, officers, employees and advisers against all losses, expenses, damages, costs and liabilities which they suffer or incur arising out of or in connection with the Issue or the Prospectus. The indemnity given by MCIG is subject to the usual limitations in cases of wilful misconduct, negligence, fraud or material breach by indemnified parties.

The Underwriting Agreement can be terminated upon the occurrence of a number of events. The various termination events are:

(a) Either:

- the S&P/ASX200 Index is and remains for three consecutive Business Days or until the Business Day immediately prior to the date of issue of the Stapled Securities (End Date), whichever is shorter, at a level which is 10% or less than the level at the close of trading on the Business Day immediately before the date of the Underwriting Agreement; or
- either of the Index Indicator Rates for bonds issued by the Commonwealth of Australia, which have a tenor of either three years or 10 years, increases and remains for three consecutive Business Days or until the End Date, whichever is shorter, to a level more than 100 basis points above the Index Indicator Rate for those bonds on the Business Day immediately before the date of the Underwriting Agreement published in The Australian Financial Review on the date of the Underwriting Agreement. The term 'Index Indicator Rate' means the End of Day swap rates from AFMA for either of three year or 10 year mid swap rate, as published on Reuters page "SWAPREF".

(b) The introduction of legislation into the parliament of the Commonwealth of Australia or of any State or Territory of Australia, or a public announcement of prospective legislation or policy by the Federal Government or the Government of any State or Territory, or the adoption by ASIC or its delegates or the Reserve Bank of Australia of any regulations or policy, occurs which does or is likely to prohibit, restrict or regulate the Issue or materially reduces the level or likely level of valid applications.

(c) A significant or material contract referred to in the Prospectus is, without the prior written consent of the Joint Underwriters, materially breached by a member of the MCIG Group (as defined in the Underwriting Agreement), or terminated (whether by breach or otherwise), or altered or amended in any way, or found to be void or voidable.

(d) ASX makes any official statement to any person, or indicates to MCIG or one or all of the Joint Underwriters that MCIG will not be admitted to the Official List, or an ASX Approval will not be given, or an ASX Approval has not been given before the Closing Date, or the Stapled Securities do not become Chess approved.

(e) MCIG is in default of any of the material terms and conditions of the Underwriting Agreement or breaches any material warranty or covenant given or made by it under the Underwriting Agreement and that default or breach is either incapable of remedy or is not remedied within 5 Business Days after it occurs or by the End Date if that is earlier.

(f) Any member of the MCIG Group disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property, or ceases or threatens to cease to carry on business, in either case in a manner which is not disclosed in this Prospectus or otherwise previously disclosed to and approved by the Joint Underwriters, without the prior written consent of the Joint Underwriters.

(g) There is a material omission from the Prospectus, or the Prospectus contains a false or misleading statement, or a statement in the Prospectus becomes false or misleading, or a forecast in the Prospectus becomes incapable of being met or unlikely to be met in the projected time, or the Prospectus does not comply with section 710(1) of the Corporations Act 2001 (Cth), or a matter referred to in section 719 of the Corporations Act 2001 (Cth) occurs in respect of the Prospectus, or the Prospectus is withdrawn.

(h) ASIC applies for an order under sections 1324B or 1325 of the Corporations Act 2001 (Cth) in relation to the Prospectus and the application is not dismissed or withdrawn before the Closing Date, or a person (other than a Joint Underwriter) gives a notice under section 730 of the Corporations Act 2001 (Cth) in relation to the Prospectus, or a Joint Underwriter validly gives a notice under section 730 of the Corporations Act 2001 (Cth) in relation to the Prospectus, or ASIC gives notice of intention to hold a hearing in relation to the Prospectus under section 739(2) of the Corporations Act 2001 (Cth) or makes an interim order under section 739(3) of the Corporations Act 2001 (Cth), or any person (other than a Joint Underwriter) who consented to being named in the Prospectus withdraws that consent.

(i) The Joint Underwriters reasonably form the view that a supplementary or replacement document must be lodged with ASIC under section 719 of the Corporations Act 2001 (Cth).

(j) An Insolvency Event occurs with respect to MCG or another member of the MCG Group.

(k) Either a general moratorium on commercial banking activities in Australia, the US or the UK is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries; or trading in all securities quoted or listed on the ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for one day on which that exchange is open for trading, in either case the effect of which is such as to make it, in the reasonable judgment of the Joint Underwriters, impracticable to market the Issue or to enforce contracts to issue and allot or sell the Stapled Securities.

(l) Any member of the MCG Group fails to comply with a [illegible] of its constitution or a statute, or any binding requirement or order made by or on behalf of ASIC or any government agency or any agreement entered into by it [illegible] applies to each member [illegible].

(m) Any member of the MCG Group alters its capital structure, other than as previously disclosed to, among others, the Joint Underwriters, without the prior written consent of the Joint Underwriters.

(n) The constitution or any other constituent document of any member of the MCG Group is amended, other than as previously disclosed to, among others, the Joint Underwriters, without the prior written consent of the Joint Underwriters, which consent must not be unreasonably withheld.

(o) MCG seeks the approval of Stapled Security Holders under section 260B of the Corporations Act 2001 (Cth), other than as previously disclosed to, among others, the Joint Underwriters, without the prior written consent of the Joint Underwriters.

(p) There is an outbreak of hostilities (whether or not war has been declared) not presently existing, or a major escalation in existing hostilities occurs, involving any one or more of Australia, the UK, the US, the Peoples Republic of China, Japan, or a member of the European Union, or a major terrorist act is perpetrated on any of those countries or any diplomatic or political establishment of any of those countries elsewhere in the world, or a national emergency is declared by any of those countries.

(q) A materially adverse change, or development involving a prospective materially adverse change, occurs in the financial or trading position of the MCG Group from the position as disclosed in the aggregate statement of financial position as set out in the Prospectus.

(r) A director (or, if he is not a director, the Chief Executive Officer, the Chief Financial Officer or the Chief Operating Officer) of MCG or another member of the MCG Group is charged with an indictable offence relating to a financial or corporate matter.

(s) MCG or another member of the MCG Group charges or agrees to charge the whole, or a substantial part of its business or property.

The termination events in paragraphs [illegible] to (s) (inclusive) above permit a Joint Underwriter to exercise its right to terminate the Underwriting Agreement if the Joint Underwriter determines reasonably and in good faith that the event has or would have a material adverse effect on the issue or the willingness of persons to apply for the Stapled Securities, or [illegible] likely to create a liability for the Joint Underwriter under the Corporations Act 2001 (Cth) or any other applicable law. The termination events in the other paragraphs above are not subject to those qualifications.

If a Joint Underwriter ("Terminated Underwriter") gives notice of termination under the Underwriting Agreement, the other Joint Underwriters will have no liability or obligations in respect of the Underwriting Obligations of that Terminated Underwriter under the Underwriting Agreement and the other Joint Underwriters will have the exclusive option during the next two days to give a notice electing to assume the whole of the Underwriting Obligations of the Terminated Underwriter in consideration for the commissions, fees and expenses that would have been payable to the Terminated Underwriter under the Underwriting Agreement.

Material Broadcast Australia Contracts

The Initial Sale by the Commonwealth of the National Transmission Network to NTL
In 1998 the Commonwealth passed the Sale Act which provided the legislative framework for the privatisation of the national Transmission Network and authorised the Commonwealth's transfer of the network assets and liabilities to Broadcast Australia. Under the Sale Act ministerial consent is required for the further transfer of the original network assets, or any assets that are a replacement for an original asset. The Sale Act also provides, in certain circumstances, immunity from various planning, environmental and other laws in relation to the network sites and facilities owned by the Commonwealth or transferred to Broadcast Australia. The Sale Act also deems various provisions of the telecommunications access regime to apply to Broadcast Australia (subject to certain modifications) (please refer to Section 11.11, Regulation of Communications Transmission Towers in Australia).

After a public tender process in 1999 the Commonwealth agreed to sell the National Transmission Network to NTL under an agreement dated 10 March 1999 (Original Sale Agreement). The sale price was approximately $850 million with an additional commitment by NTL to establish a $5 million regional communications partnership with the Commonwealth, State and Territory Governments and National broadcasters to be used to provide an upgraded network infrastructure in regional and rural Australia. The sale completed on 30 April 1999 and was concluded in two stages: the transfer by the Commonwealth of the network assets and liabilities relating to the National Transmission Network to Broadcast Australia, and the sale of Broadcast Australia to Broadcast Australia Holdings, at that time a subsidiary of NTL.

Prior to the sale of Broadcast Australia to Broadcast Australia Holdings, the ABC and SBS entered into the Transmission Service Agreements with Broadcast Australia for analogue television broadcasts and the Commonwealth Government entered into a transitional agreement for Radio Australia broadcasts. Under the Original Sale Agreement, NTL and Broadcast Australia Holdings guaranteed to the Commonwealth the continuation of all existing services at current levels of service (and indemnified the Commonwealth for any loss it suffers as a result of the transfer of assets or breaches under the agreement by NTL or its subsidiaries). The Original Sale Agreement also restricts further changes in control of Broadcast Australia and Broadcast Australia Holdings without consent from the Commonwealth and requires Broadcast Australia to comply with the terms of a number of analogue transmission agreements entered into prior to the sale with the ABC and SBS. If any of these agreements are terminated as a result of breach by Broadcast Australia the Commonwealth is entitled to use Broadcast Australia's facilities to provide the relevant transmission services until another service provider is engaged.

The Original Sale Agreement was amended by an agreement between the parties and MCIHL dated 27 March 2002 (the Commonwealth Consent). The Commonwealth Consent amended the Original Sale Agreement as follows:

- the Commonwealth consented to the sale of Broadcast Australia to MCIG under the Share Sale Agreement described below;
- the Commonwealth also agreed to amend the change of control restrictions and permit any change of control which resulted from the sale or issue of stapled securities by MCIG under the terms of the Offer provided that:

  1) no person or group of related persons, other than Macquarie Bank or its subsidiaries, own more than 15% of the issued shares of MCIG; and

  2) a wholly owned subsidiary of Macquarie Bank is the sole manager of MCIHL or MCIL and is responsible for the day to day management of Broadcast Australia including the appointment of the CEO and through the CEO the senior management of Broadcast Australia; and

- NTL and its relevant subsidiary were released from their original guarantee and indemnity. MCIG is required to provide a new modified guarantee and indemnity only if Broadcast Australia loses its current investment grade rating (and in that case only for the period of time the rating is lost). The maximum liability under any such guarantee and indemnity is capped at levels agreed to by the parties.

Sale of Broadcast Australia to Macquarie Bank
On 22 February 2002, Macquarie Bank agreed to purchase the shares in Broadcast Australia from NTL. The sale was effected through a wholly owned subsidiary of Macquarie Bank, MCIHL acquiring the shares in a Broadcast Australia holding company, ntl Belgium Sprl, from two subsidiaries of NTL (Vendors) (Share Sale Agreement).

The vendors provided customary commercial warranties and undertakings with respect to the business, assets and liabilities of Broadcast Australia. NTL also guaranteed payments due by the Vendors to MCIHL under or in relation to the Share Sale Agreement.

On completion and pursuant to the agreement MCIHL agreed to repay certain intercompany and external debts of Broadcast Australia (approximately $517 million) and pay $313 million for the shares in ntl Belgium Sprl. A further $20 million of the purchase price was deferred as an unpaid liability of MCIHL and is to be paid in two tranches to NTL, the first on 15 January 2003 (a maximum of $5 million being payable) and the second on 30 September 2003 (the balance being payable) subject to any warranty and other claims by MCIHL under the Share Sale Agreement, including payments under the net asset adjustment mechanism and warranty claims in respect of MCIG's former subsidiary NTLT. These amounts reconcile to an implied purchase price of Broadcast Australia Holdings for Macquarie Bank of $850 million prior to net asset adjustments.

In May 2002, NTL filed for reorganisation under Chapter 11 of the US Bankruptcy Code. The bankruptcy proceeding is not expected to adversely affect MCIHL. Under the Share Sale Agreement, MCIHL may offset any bona fide claim it has against the Vendors or NTL against the $20 million final instalment of the purchase price.

To provide certainty to MCIHL as to the amount and timing of any payments under the net asset adjustment mechanism, Macquarie Bank has agreed to provide a limited recourse loan of $6 million to MCIHL with repayment limited to any proceeds received by MCIHL under the adjustment mechanism. Any proceeds that may be received by MCIHL and paid to Macquarie Bank in excess of the loan principal will [illegible] [illegible] and [illegible] [illegible] in respect of the loan agreement. The amount of the [illegible] was [illegible] having regard to the expected amount of the adjustment payment and other relevant legal and commercial circumstances. As part of the loan agreement, Macquarie Bank has the right to direct MCIHL in relation to the exercise of its rights regarding the net asset adjustment mechanism under the Share Sale Agreement. Macquarie Bank has undertaken to indemnify MCIHL for any [illegible] caused [illegible] [illegible] by the [illegible] for any payment that MCIHL is required to make to the Vendors or any loss suffered by MCIHL as a result of action taken or required by Macquarie Bank under the adjustment mechanism in the Share Sale Agreement.

Material Customer Contracts

Analogue Television Broadcasting Contracts

ABC Transmission Services Agreement

Broadcast Australia and the ABC entered into a Transmission Agreement on 24 March 1989. The agreement was varied by subsequent amending deeds that introduced additional analogue services with various minimum terms and extension options (Amended ABC Transmission Services Agreement). Under this agreement Broadcast Australia was appointed by the ABC to provide analogue television and radio transmission services from sites across Australia. The agreement commenced on 30 April 1999 and continues until 31 December 2010. The ABC may extend the term for a further five years by notice to Broadcast Australia.

Broadcast Australia charges the ABC an annual charge for each service provided from a site. Broadcast Australia notifies the ABC each year of the charge for the following year. The aggregate charges payable may be increased or decreased in limited circumstances, including the termination of a service for specific reasons (in which case aggregate charges are reduced by the charge for that service) or a reduction in scheduled transmission time which has been notified to Broadcast Australia in accordance with the agreement, only reduced by savings in power costs, and an annual indexation factor. The ABC is entitled to service credits if transmission time targets are not reached or if there are faults for which Broadcast Australia is responsible and the annual charge will be reduced by any such service credits. The service credit regime varies according to the nature of the performance failure and the location of the affected transmission site.

The ABC has the right to terminate the agreement for standard insolvency events, permanent cessation of Broadcast Australia's business or material breach of the agreement. If the ABC exercises its right to terminate the agreement (through fault of Broadcast Australia) and the event triggering the termination notice has not been cured, then the Commonwealth has the right to [illegible] Broadcast Australia's facilities in accordance with the Original Sale Agreement.

The ABC may terminate a transmission service for certain "accountable" faults, if the transmission facility is [illegible] because of an act or neglect of Broadcast Australia, if a force majeure event occurs that prevents transmission for more than a specified period or if the relevant [illegible] licence is cancelled, [illegible] or not renewed because of the conversion to digital. In these cases, the aggregate annual charge payable by the ABC will be reduced by the charge for the terminated service.

The ABC may also terminate the supply of any transmission service (including any additional service provided under the amendments from 1 January 2002) by notice any time from 1 July 2004 until 31 August 2004 and within the same timeframe two, five and eight years later. If transmission services are so terminated charges may be reduced depending on the effect of the termination on aggregate charges.

Broadcast Australia is liable in damages for breaches of the Amended Agreement which are negligent or deliberate, but its liability is capped at levels agreed by the parties. In addition Broadcast Australia has indemnified the ABC against all actions, claims, damage or loss as a result of Broadcast Australia's deliberate or negligent breach of the conditions of an NBS Transmitter Licence (except in certain circumstances) and any conduct, act or omission of Broadcast Australia or a Broadcast Australia nominated contractor on a site from which a service is provided by Broadcast Australia to the ABC.

SBS Transmission Services Agreement
Broadcast Australia and SBS entered into a Transmission Agreement on 30 April 1999 (SBS Transmission Services Agreement). The agreement commenced on 30 April 1999 and the minimum term is until 30 June 2004. SBS may extend for three further terms of three years by notice to Broadcast Australia. Under this agreement, Broadcast Australia provides to SBS analogue television and radio transmission services from sites across Australia.

Broadcast Australia charges SBS an annual charge for each service provided from a site which is subject to indexation annually. The service credit regime and termination provisions are on the same terms as the Amended ABC Transmission Services Agreement except that:

- SBS may also terminate the supply of any transmission service by not less than six months' notice prior to the expiry of the initial term or any extended term. If transmission services are so terminated charges may be reduced depending on the effect of the termination on aggregate charges; and
- In addition to the discretionary termination provisions referred to above, SBS may cancel any affected services in circumstances where the relevant NBS Transmitter Licence is cancelled, suspended or not renewed as a result of the conversion to digital. In these circumstances the charges payable to Broadcast Australia will reduce as each NBS Transmitter Licence in relation to analogue broadcasting is terminated as a result of the end of the simulcast period (or [illegible]).

In addition Broadcast Australia's liability for negligent or deliberate breaches is capped at levels agreed to by the parties. Broadcast Australia has indemnified SBS against all actions, claims, damage, loss as a result of a deliberate or negligent act or omission by Broadcast Australia, its servants or agents which results in a breach of the agreement and any conduct, act or omission of Broadcast Australia or a Broadcast Australia nominated contractor on a site from which a service is provided by Broadcast Australia to SBS.

SBS Analogue Extension Agreement
Broadcast Australia and SBS entered into a binding Heads of Agreement – Transmission Services (Analogue Extension) on 12 July 2000 (SBS Analogue Extension Agreement). The agreement is the operative document between the parties in relation to the extension of analogue services and its term expires on the later of 10 years after the Commencement Date of the last service to be commissioned or December 2012 (at SBS's option). The amended agreement extends SBS analogue television to an additional 79 sites. For each service, SBS must pay a prepaid charge, a monthly charge in arrears and any charges for additional services. Charges are subject to annual indexation.

SBS may terminate the amended agreement for standard insolvency events, material breach or cessation of Broadcast Australia's business or change in control. In addition SBS may terminate individual services provided under the agreement in certain circumstances. If SBS terminates a service, SBS will be entitled to a once-off rebate based on the prepaid transmission charge for the terminated service.

Broadcast Australia's liability for death, personal injury or physical damage to property caused by Broadcast Australia's negligence and its aggregate liability in tort, contract or otherwise is capped at levels agreed to by the parties.

In addition NTL guaranteed Broadcast Australia's performance of its obligations in the event of certain insolvency events occurring.

On 27 March 2002 the agreement was amended by the parties and MCIHL (SBS Consent). Under the SBS Consent:

- NTL has been released from its guarantee to SBS. MCIHL or MCIL are only required to provide a new modified guarantee if Broadcast Australia ceases to support investment grade rating (and in that case only for the period of time the rating is lost). SBS may require Broadcast Australia to provide a performance bond in the event that MCIHL or MCIL suffer an insolvency event. The maximum liability under any new guarantee and performance bond regime has been capped. MCIL believes that the loss of the investment grade rating is not likely.

- SBS consented to the sale of Broadcast Australia to Macquarie Bank and consented to the sale or issue of Stapled Securities by MCG under the terms of this Offer provided that:

  1) no person or group of related persons other than Macquarie Bank or its subsidiaries own more than 50% of the issued shares of MCIHL or MCIL, and

  2) a wholly owned subsidiary of Macquarie Bank is the sole manager of MCIHL and MCIL and is responsible for the day to day management of Broadcast Australia including the appointment of the CEO, and through the CEO, the senior management of Broadcast Australia.

SBS Sydney Upgrade

Broadcast Australia and SBS entered into a binding Heads of Agreement – Transmission Services (Sydney) on 6 March 2000 (SBS Sydney Upgrade Agreement). The agreement term expires on the later of 96 months after the commencement of the agreement or 31 December 2008 (at SBS's option). From the commencement date (20 November 2000), SBS Transmission Services Agreement ceased to apply to the Gore Hill site (with a corresponding reduction in aggregate charges payable under that agreement) and the charges for the Gore Hill Site are to be paid under this agreement. The agreement also sets out the terms for the upgrade of the transmission of SBS Television in the Sydney metropolitan area from Gore Hill and Artarmon sites. For each service provided under the agreement, SBS must pay an upfront payment, a second instalment after the service availability target is met and two monthly instalments (a monthly charge for the Artarmon site and a monthly charge for the Gore Hill site). Charges are subject to annual indexation.

SBS may terminate this agreement for standard insolvency events, material breach or cessation of Broadcast Australia's business. Broadcast Australia's liability for death, personal injury or physical damage to property caused by Broadcast Australia's negligence and its aggregate liability in tort, contract or otherwise is capped at levels agreed to by the parties.

Analogue Radio Contracts

Radio Australia Agreements

On 30 April 1999 Broadcast Australia Holdings and the Commonwealth executed a transitional agreement in relation to Radio Australia (Transitional Agreement). Under this agreement Broadcast Australia provides analogue transmission services for Radio Australia from Shepparton, Victoria and Brandon, Queensland to international audiences for an annual fee. Both parties have termination rights in respect of ceasing to carry on business and material default. The transitional agreement commenced on the acquisition of the network by Broadcast Australia and expires on the commencement of an agreement between Broadcast Australia and the ABC, executed on 7 May 2002 (ABC Radio Australia Transmission Services Agreement). This agreement will commence on the transfer to the ABC of licences, the ABC's subsequent authorisation of Broadcast Australia to operate transmission facilities under the Radiocommunications Act and the ABC finalising funding arrangements.

The ABC Radio Australia Transmission Services Agreement is more detailed and comprehensive than the Transitional Agreement. Under this agreement Broadcast Australia is only liable for deliberate or negligent breaches, capped to a level agreed to by the parties. In addition, Broadcast Australia indemnifies the ABC for all losses caused by its conduct as transmitter [illegible] for losses caused by the ABC's negligence or deliberate breach or its deliberate or negligent breach of conditions of the transmission licence (to the extent Broadcast Australia has been made aware of these). The agreement expires on 31 December 2009 although the ABC can extend it for a further two years. Either party has usual termination rights for insolvency and material breach although the ABC can terminate if certain upgrade work is not commissioned by 31 December 2004 and both parties can terminate if the conditions precedent for this agreement are not met by 7 September 2002.

11 Additional Information

Digital Television Broadcasting Agreements

SBS Digital Services Deed

Broadcast Australia and SBS executed a Digital Services Deed on 30 April 1999 (SBS Digital Services Deed). There is no specific term, however, SBS may not make a request of Broadcast Australia after 31 December 2010 and any agreement made pursuant to the deed must expire no later than 31 December 2020. The deed establishes a framework for the negotiation of formal digital transmission services agreements between SBS and Broadcast Australia and can only be used at SBS's election. Under the deed:

- SBS may commence negotiations by making a request of Broadcast Australia for the supply of digital services. Broadcast Australia must respond to the request (except in a limited number of circumstances), and SBS may elect if negotiations are to take place. If SBS does so, it must acquire the services from Broadcast Australia; and
- SBS may also invite tenders for the supply of digital services. If tenders are invited Broadcast Australia must be invited to tender and has the last right to match any genuine third party offers.

Both parties have termination rights where a party ceases to carry on business and material default. The deed has been superseded in relation to the sites covered by SBS Digital Television Heads of Agreement. SBS and Broadcast Australia have entered into negotiations for the supply of digital transmission services for Hobart, Darwin, Canberra and 17 locations in New South Wales and Queensland, thus removing them from the application of the deed.

SBS digital television – Heads of Agreement – Digital Television Transmission Services No. 1

Broadcast Australia, SBS and NTL executed a binding Heads of Agreement on 8 March 2000 (SBS Digital Television Heads of Agreement). The agreement commenced on 8 March 2000 and terminates on the earlier of the entry by the parties into a longform agreement or 31 December 2015. Under the terms of the agreement Broadcast Australia is required to transmit SBS digital signals from transmission facilities in Sydney, Melbourne, Perth, Adelaide and Brisbane. Broadcast Australia must also operate the facilities in accordance with specified performance levels and must commission, maintain and operate standby facilities in each of those cities. In addition, Broadcast Australia must provide improved SBS analogue services in Sydney, Melbourne, Brisbane, Adelaide and Perth, an improved SBS FM service in Melbourne and associated consultancy and planning services.

Charges are payable by SBS monthly in arrears on a per facility basis from the date of commencement of each transmission service. Charges may be reduced in a number of circumstances including if the standby facility would, if required, be unable to provide the transmission service, if the transmission service is provided by a standby facility in excess of a specified period of time, where there has been a delay in obtaining planning approvals, where there has been a variation of the charges as contemplated in the agreement and where a particular transmission service has been terminated. Charges are subject to annual indexation. SBS is entitled to service credits in respect of each transmission service where the total transmission time targets as set out in the agreement are not met or if the standby facility cannot provide the transmission service when required to do so. The amount of service credits to which SBS is entitled to during any particular period is limited.

Both parties have termination rights in respect of insolvency and material default. In addition to those rights SBS may terminate the entire agreement for non-permitted changes in control of Broadcast Australia. SBS may also terminate an individual transmission service if certain faults occur for a specified period and are not remedied within the time specified by SBS. SBS can terminate the entire agreement if a breach would result in the transmission services being provided to less than the specified percentage of the population coverage of all the services.

NTL guaranteed Broadcast Australia's performance of its obligations in the event of certain insolvency events occurring.

The total liability of Broadcast Australia in contract, tort, negligence or otherwise is limited in each year to the total annual amount of the charges for all the transmission services or capped at levels agreed to by the parties.

Under the terms of SBS Consent, SBS consented to the Share Sale Agreement and the change in control and guarantee provisions of the agreement were amended in substantially the same terms as the amendments to SBS Analogue Facilities Agreement to permit this Offer.

ABC Digital Television Agreement

Broadcast Australia and ABC executed a comprehensive whole of network Digital Terrestrial Television Broadcasting Agreement on 6 December 2000 (DTTB). This agreement supersedes a deed between the ABC and Broadcast Australia in similar terms to SBS Digital Services Deed. The significant difference between the ABC and SBS digital television rollout is that the ABC has already agreed that Broadcast Australia is the provider of terrestrial transmission services for all sites from which the ABC is to broadcast its digital signal in Australia, whereas SBS is contracting its digital television transmission requirements on a piecemeal basis. Under the DTTB, there is a separate 15-year term for each individual transmission service provided under the agreement (commencing on the commissioning date of the relevant service), with an option for the ABC to extend for a further five years. The agreement terminates on the date of expiry of the last transmission service provided under the agreement.

Under the terms of the agreement, Broadcast Australia must:

- prepare implementation plans in relation to proposed digital services and associated planning activities;
- design and construct digital transmission facilities when directed to by the ABC; and
- provide digital transmission services from those facilities in accordance with specified service levels.

Implementation plans for Brisbane, Melbourne, Sydney, Perth and Adelaide had been approved by the Minister prior to entry into the agreement and funding approved.

Under the DTTB, Broadcast Australia has commenced digital transmissions in the following locations: Sydney, Melbourne, Perth, Adelaide, Brisbane, Hobart, Darwin, Canberra, Newcastle and the Sunshine Coast. Ministerial approval of implementation plans has already been obtained for a significant number of new services that are forecast to commence service during the remainder of calendar 2003 and during calendar 2004.

The ABC must use reasonable endeavours to request at least 35 facilities to be constructed each year, but may not request more than 90 without Broadcast Australia's consent. However, there is no requirement on the ABC to instruct Broadcast Australia to build facilities which it has not obtained the relevant ministerial approval or funding. In addition the ABC may terminate the provision of individual transmission services where there are commissioning delays (that are within the reasonable control of Broadcast Australia) or serious transmission faults, and may terminate the entire agreement if a specified number of individual services are terminated in this way.

Charges become payable only once a transmission facility has been constructed and commissioned in accordance with specified testing and commissioning procedures. There are no separate charges for services in the planning and design/construction phase.

Charges are payable monthly in arrears. Charges apply on a site by site basis and are subject to variation in certain limited circumstances, and to indexation. Rebates apply for service level failures and there are also volume discounts. Charges operate on a "take or pay" basis so that the ABC must pay for transmission services even if it fails to deliver an input signal at the site for broadcast except where an intervening event (that is a force majeure or a change in law) occurs.

Both parties have termination rights in respect of insolvency and repeated default. The ABC does not have the right to terminate the agreement for individual services at will during the 15-year term of any service; however, the ABC may terminate the entire agreement where more than a specified number of individual transmission services have been terminated by it for default or breach by Broadcast Australia under the agreement.

Rebates of service charges are the only compensation available to the ABC in respect of any breach of the agreement by Broadcast Australia, unless the breach involves wilful default, gross negligence or recklessness by Broadcast Australia in which case liability is capped to a level agreed to by the parties. Breach of Broadcast Australia's planning obligations entitles the ABC to sue for damages capped at a level agreed to by the parties. If a facility has not been commissioned within six months of the relevant start date the ABC may terminate the relevant service and Broadcast Australia must indemnify the ABC for all costs and expenses resulting from the failure to an agreed aggregate maximum. There is a mutual uncapped indemnity for damage which one party suffers as a result of the conduct of the other on a transmission site. In addition, the ABC indemnifies Broadcast Australia for losses caused by the content of any broadcasts or the operation of a transmission facility in accordance with the relevant licence, and Broadcast Australia indemnifies the ABC if it breaches the conditions of a transmitter licence. NTL has guaranteed the performance of Broadcast Australia's obligations under the agreement. Rights to such indemnities were preserved under the Share Sale Agreement by MGHL to NTL for claims under the guarantee. Broadcast Australia is required to and has provided a $10 million performance bond in respect of its design/construction obligations.

Satellite Downlink Services – Digital Television
Broadcast Australia and Optus Networks Pty Limited entered into a downlink services agreement on 5 February 2001 (**Optus Downlink Agreement**). The agreement must be read together with a deed entered into between the parties and the ABC on the same date (**Optus Novation Agreement**). The agreement commenced on 8 February 2001. The agreement continues for a period of 10 years from the date on which the last downlink service is commissioned. Optus may extend the term for an additional period of five years. The agreement corresponds with an agreement between Optus and the ABC for Optus to provide services to the ABC for the satellite distribution of digital television signals from ABC studios to various transmission service sites around Australia. As part of these services, Optus has entered into this agreement with Broadcast Australia to downlink digital signals from its satellite to Broadcast Australia's land based transmission network in Australia. Under the amended agreement Broadcast Australia must, where requested by Optus:

- construct, integrate, operate and maintain downlink sites; and
- test and commission downlink services.

Optus must not itself, or retain any person (other than Broadcast Australia) to construct or provide any downlink service to the locations and sites specified in the agreement.

As in Broadcast Australia's agreement with the ABC, Optus cannot require Broadcast Australia to construct more than [illegible] downlink sites in any year without consent. Service charges are payable annually for each downlink service and are payable from the date of commissioning of each service. The amount payable depends on the class and type of each service. Service charges are subject to annual indexation. Service rebates are payable by Broadcast Australia for failure to meet certain specified performance levels. If the agreement is extended by Optus, the service charges payable for that period are to be negotiated between the parties.

Optus may suspend payment of the service charge or terminate a downlink service where Broadcast Australia breaches certain service levels. Both parties have termination rights in respect of insolvency and material default. However, Optus may terminate the agreement at will but must still pay service charges for the remaining term of commissioned sites discounted at a specified rate.

Each party indemnifies the other for any injury or death of the other's personnel in relation to the downlink services other than as a result of negligence or a wilful act of the other, any claim made by the other as a result of the act or omission of the party giving the indemnity, or damage or destruction to property by the party giving the indemnity. Optus indemnifies Broadcast Australia for losses incurred by Broadcast Australia as a result of the breach of the confidentiality provisions contained in the agreement. Service credits are the only compensation payable by Broadcast Australia for breach of the agreement unless the breach involves wilful default, recklessness or negligence by Broadcast Australia. In the case of wilful default, recklessness or negligence by Broadcast Australia, Optus is entitled to service credits or damages to a level agreed to by the parties. In the case of Optus, Broadcast Australia may seek damages to a level agreed to by the parties for any breach or series of breaches. These limits do not apply in the case of personal injury or death, damage to property caused by wilful default, recklessness or negligence, breach of intellectual property rights, insurance provisions or confidentiality provisions. Each party has excluded all liability for consequential loss.

Service and Assistance Agreements

Operations and Maintenance – TVNZ
Broadcast Australia and TVNZ entered into an Operations and Maintenance Agreement dated 4 June 1999 which was amended by a binding Heads of Agreement dated 3 July 2001 (together, **O&M Agreement**), a Marketing Agreement (**Marketing Agreement**) and a Design and Build Agreement (**Design and Build Agreement**). Under the O&M Agreement, TVNZ is required to operate and maintain Broadcast Australia's entire transmission network. This agreement commenced on 1 July 1999 and expires on 31 December 2009. Broadcast Australia is required to purchase all operations and maintenance services for broadcasting and datacasting services exclusively from TVNZ. Under the Marketing Agreement, TVNZ is appointed as the sole prime contractor for [illegible] maintenance (including ongoing upgrading, replacement and minor maintenance but excluding design and build) for the term of this agreement.

At the end of the term Broadcast Australia has the option to receive the transfer of TVNZ personnel to Broadcast Australia, purchase TVNZ assets and equipment and to be assigned the benefit of contracts entered into by TVNZ for the provision of operations and maintenance services.

Service charges are specified in the agreement for each year of the agreement and are payable in monthly instalments in arrears. Charges for the introduction of digital transmission services must be increased, but on a capped [illegible] basis only.

TVNZ is required to reimburse Broadcast Australia for any service credits Broadcast Australia incurs to SBS or the ABC under any transmission services agreement if those service credits are incurred due to TVNZ's failure to properly perform its obligations under this agreement, subject to a specified annual cap. The liability of TVNZ for service credits is limited to a specified annual amount.

TVNZ has provided a bank guarantee of up to $1.5 million and an indemnity from its parent company. TVNZ indemnifies Broadcast Australia for all loss and damage to the property of Broadcast Australia, the loss of income by Broadcast Australia, and any claims by a person in respect of personal injury arising out of the negligence of TVNZ. Broadcast Australia may rely on the guarantee in the event of the failure of TVNZ to perform any obligation under the agreement or on the termination or partial termination of the agreement. Broadcast Australia may rely on the indemnity in the event of the default or the termination or partial termination of the agreement by TVNZ.

Broadcast Australia may terminate the agreement in respect of insolvency, material breach or a change in control. Both parties may terminate the agreement on termination of the marketing agreement described below. Broadcast Australia is not liable for a claim in respect of the breach of the agreement unless TVNZ notifies Broadcast Australia within a specified period of the date on which TVNZ could reasonably have been aware of the breach.

TVNZ Marketing Agreement
Broadcast Australia Holdings, Broadcast Australia and TVNZ executed the Marketing Agreement on 14 June 1999. The agreement was amended by a binding Heads of Agreement dated 3 July 2001 (Amended Marketing Agreement). Under the amended agreement the parties agree to jointly market facilities operated by Broadcast Australia in particular the National Operations Centre/Business Operations Centre and the maintenance services provided by TVNZ. Where an opportunity to market the services arises, the relevant party must inform the other party of the opportunity and decide whether they are to jointly tender or express interest in the opportunity. The agreement commenced on 14 June 1999 and continues until 31 December 2006. No payments are required to be made under the amended agreement.

Both parties have termination rights in respect of insolvency and material default and may also terminate the agreement if the O&M Agreement or the Design and Build Agreement are terminated. If the agreement is terminated, the party entitled to terminate the agreement may also terminate those other agreements. The parties agree not to compete or seek to compete [illegible] Australia [illegible] become, in the reasonable opinion of the other party, a material threat to the other party's core business.

If a change of control occurs in relation to a party, or there is a breach of the non-compete provisions, then:

- where the affected party is TVNZ, and in TVNZ's reasonable opinion, the change of control poses a material threat to the core business of TVNZ, TVNZ may terminate the agreement and Broadcast Australia cannot exercise the option to acquire TVNZ assets under the O&M Agreement; and
- where the affected party is Broadcast Australia, Broadcast Australia may terminate the agreement provided the earliest expiry date cannot be before 31 December 2004 and Broadcast Australia may exercise the option to acquire TVNZ assets under the O&M Agreement.

TVNZ consented to the Share Sale Agreement and the subsequent listing of MCG contemplated by the Prospectus. The consent to change of control applies whilst Macquarie Bank or a wholly owned Macquarie Bank entity is Manager.

Design and Build Contracts
Broadcast Australia has design and build/construction agreements with the following contractors: TVNZ, Transfield, NDC and BSA. The contracts relate to the extension of Broadcast Australia's network. These agreements incorporate Australian Standards contractor terms, except in relation to the following matters under the TVNZ agreement:

- TVNZ is guaranteed a minimum level of design and build work until 31 December 2003 subject to Broadcast Australia being commissioned to establish a sufficient number of new and/or upgraded transmission services. If Broadcast Australia is commissioned to provide new and/or upgraded transmission services and does not contract with TVNZ to provide those services, Broadcast Australia must pay to TVNZ an amount calculated in accordance with the terms of the agreement. In certain circumstances Broadcast Australia may reduce the minimum level of work required to be given to TVNZ and in all circumstances may seek offers from third parties to perform the work; and
- the parties have the usual termination rights except that either party may terminate the agreement if the O&M Agreement or Marketing Agreement are terminated. Broadcast Australia may terminate a specific TVNZ contract if as a result of [illegible] of a [illegible] of the network plan by Broadcast Australia, Broadcast Australia considers it necessary or desirable to [illegible] or terminate a project.

Technical Assistance Arrangements

NTL, Broadcast Australia and MCIHL agreed under the Share Sale Agreement for technical support arrangements to be supplied by NTL and relevant subsidiaries in the UK to Broadcast Australia, for a five year period from the date of completion of the Share Sale Agreement, being 2 April 2002. Under an agreement dated 2 July 2002 (which expires on 2 April 2007) National Transcommunications Limited (a UK subsidiary of NTL) has agreed to provide technical assistance of a specified level to Broadcast Australia in relation to:

- the design, deployment, operation and maintenance of technical facilities in television, radio, and satellite broadcasting; and
- technical feasibility and costing analysis and financial feasibility modelling.

NTL and National Transcommunications Limited have also agreed to, largely at their cost, second their employees with the appropriate skill as required to provide the technical assistance on a cost recovery basis. Broadcast Australia may terminate the technical assistance agreement with National Transcommunications Limited for standard insolvency events and material breach by NTL or National Transcommunications Limited.

Financing Arrangements

Senior Subscription Agreement

The Senior Subscription Agreement dated 25 June 2002 is between Finance SPV as borrower, Barclays Bank PLC, Australian branch as agent (Agent), Barclays Bank PLC as financier and lead arranger (Financier), and Broadcast Australia, Broadcast Australia Holdings and Finance SPV No. 2 (as Obligors).

Two loan note facilities totalling $175 million are available to Finance SPV under the agreement:

- the Capital Expenditure Facility – a bullet revolving cash advance facility with a facility limit of $150 million; and
- the Working Capital Facility – a bullet revolving cash advance facility with a facility limit of $25 million.

The loan notes are direct, senior and secured obligations of Finance SPV.

The Financier is committed to provide the facilities to Finance SPV. A Financier may transfer its participation in the facilities to a substitute financier using the substitution mechanism set out in the agreement. Macquarie Bank Limited has entered into a subparticipation with the Financier for 50% of the total commitment under the facilities.

The purpose of funds advanced under:

- the Capital Expenditure Facility is mainly to fund capital expenditure of Broadcast Australia other than capital expenditure related to maintenance or NTL Communications Pty Limited; and
- the Working Capital Facility is to finance the Broadcast Australia Group's ongoing working capital needs and for general corporate purposes.

Part of the unused facility limit under the Senior Subscription Agreement will be mandatorily cancelled if a specified number of SBS revenue contracts in respect of certain specified sites are not awarded to Broadcast Australia.

Interest on the facilities is payable at the bank bill rate BBSY plus a margin depending on the interest cover ratio and the senior debt credit rating of Finance SPV at the relevant time.

Both facilities are available for a period of four years from the date of the agreement. All loan notes issued under the facilities must be repaid in full at the end of this period (Final Redemption Date).

Mandatory early redemption of the loan notes applies in some circumstances including if Finance SPV's interest cover ratio or loan life cover ratio falls below specified cash sweep levels using cash which is otherwise available for distributions to shareholders. The facility limits under the Facilities will be permanently reduced by mandatory early redemptions (and consequently may not be redrawn). Voluntary early redemptions can also be made but will not reduce the facility limit (and consequently may be redrawn).

It is a review event if the Commonwealth ceases to own at least 51% of ABC and SBS or if Macquarie Bank or an investment vehicle managed by Macquarie Bank ceases to beneficially own at least 51% of the ordinary shares of Broadcast Australia. If a review event occurs, the Financiers must enter into good faith discussions with Finance SPV with a view to continuing the facilities. However, if no agreement is reached within the specified review period, then the Financiers may require full repayment of the facilities before the Final Redemption Date.

Broadcast Australia Group's ability to pay dividends, buy back shares, reduce capital or make other distributions to Stapled Security Holders is restricted in certain circumstances, including if Finance SPV's interest cover ratio or loan life cover ratio falls below specified "lock-up" levels, if its senior debt credit rating falls below investment grade, if the debt service reserve account (described below) is not fully funded to the required levels or if any event of default or potential event of default subsists. Distributions to Stapled Security Holders are also subject to an annual cap of $[illegible] million (FY 30 June 2003), $45 million (FY 30 June 2004), $50 million (FY 30 June 2005) and $[illegible] million (FY 30 June 2006).

The following fees must be paid by Finance SPV:

- a commitment fee on the undrawn facility limit for the facilities. This fee varies depending on Finance SPV's interest cover ratio at the time;
- an agency fee to the Agent; and
- an establishment fee to the lead arrangers of the facilities.

The agreement contains the representations and warranties and undertakings (including negative covenants) given by the Broadcast Australia Group. Finance SPV's undertakings include the establishment and maintenance of a debt service reserve account in the final year of the Facility (with minimum required balance ranging from $20 million in 30 June 2005 up to $35 million by 31 March 2009) in certain circumstances. Apart from some limited exceptions, moneys in the debt service reserve account can only be used to repay the Facilities. If any of the cash sweep ratios are triggered and no Loan Notes are outstanding under the Facilities at the time, Finance SPV must pay moneys otherwise available for distribution to shareholders into a Capex Reserve Account. Amounts can only be withdrawn from the Capex Reserve Account to fund expenditure otherwise permitted to be funded by the Senior Subscription Agreement.

The agreement contains event of default provisions customary for this type of financing. These include a failure to satisfy certain financial ratios (including the interest cover ratio or the loan life cover ratio). Some of the events of default are beyond the control of the Broadcast Australia Group. If an event of default occurs, the Financier may, by notice to Finance SPV, declare all moneys to be immediately due and payable, cancel undrawn commitments under the Facilities and/or request enforcement of the Securities, subject to the terms of the Security Trust Deed.

Note Trust Deed and related Note Documents
The Note Trust Deed (**Note Trust Deed**) dated 21 June 2002 is between Finance SPV and Broadcast Australia, Broadcast Australia Holdings and Finance SPV No. 2 as guarantors (**Guarantors**), Ambac Assurance Corporation (**Financial Guarantor**) and J.P. Morgan Institutional Services Australia Limited as note trustee (**Note Trustee**), and others.

The deed constitutes the Note Trustee as trustee of the note trust for the benefit of holders of the Notes. The holders of Notes receive their rights under this deed through the Note Trustee and do not have direct rights of enforcement in relation to the securities against Finance SPV.

The deed also contains the terms and conditions of the Notes to be issued by Finance SPV. There are three tranches of Notes as documented in pricing supplements issued by Finance SPV dated 3 July 2002:

- Series No. 1 fixed rate Notes maturing 9 July 2007 for $250 million;
- Series No. 2 floating rate Notes maturing 9 July 2009 for $250 million (issued at a discount of 99.889%); and
- Series No. 3 floating rate Notes maturing 9 July 2012 for $150 million (issued at a discount of 99.856%).

The deed sets out the powers and responsibilities of the Note Trustee (subject to the rights of the Financial Guarantor and the provisions of the Security Trust Deed (as defined below)).

The deed contains various undertakings including negative covenants given by Finance SPV and the Guarantors to the Note Trustee on behalf of the holders. It also contains events of default, some of which are beyond the control of the Broadcast Australia Group, and sets out the rights and obligations of the Note Trustee following the occurrence of an event of default. If an event of default occurs, the Note Trustee may, by notice to Finance SPV, declare all moneys to be immediately due and payable under the Notes and/or require enforcement of the Securities, subject to the terms of the Security Trust Deed.

The deed also contains procedures for the Note Trustee to make claims on the Financial Guarantor under the *Financial Guarantee (as defined below)* if Finance SPV or the Guarantors fail to make a scheduled payment of principal or interest due under the Notes or where such payment is recovered from the holder of a note pursuant to Australian insolvency law.

Reimbursement Agreement
The Reimbursement Agreement (**Reimbursement Agreement**) dated 26 June 2002 is between Finance SPV and Broadcast Australia and Broadcast Australia Holdings as guarantors (**Guarantors**), the Financial Guarantor and others.

Finance SPV agreed to pay the Financial Guarantor an amount equal to all amounts paid by the Financial Guarantor under the Financial Guarantee (as defined below) and indemnifies it against any loss, claim and liability of the Financial Guarantor in relation to the Notes. The parties agree the Financial Guarantor is fully subrogated to the Note Trustee to the extent of any payment by the Financial Guarantor in respect of the Notes.

Broadcast Australia Group's ability to pay dividends, buy back shares, reduce capital or make other distributions to Stapled Security Holders is prohibited in certain circumstances, including if Finance SPV's interest cover ratio or debt service coverage ratio falls below specified levels or if an event of default or potential event of default subsists.

The agreement contains representations, warranties and covenants (including negative covenants) given by Finance SPV and the Guarantors to the Financial Guarantor. The agreement also contains events of default (some of which are beyond the control of Finance SPV and the Guarantors) including where any single shareholder other than MCIG or a subsidiary of MCIG beneficially acquires directly or indirectly at least 50% of the ordinary shares of Broadcast Australia and Finance SPV has failed to provide to the Financial Guarantor a letter from Standard and Poor's and Moody's affirming that the rating of the Notes, without the benefit of the Financial Guarantee, is not less than BBB and Baa2 respectively, and the Notes have not be repaid within 240 days, or if the Commonwealth Government ceases to own more than 50% of the issued shares of the ABC and if the Notes have not been repaid within 270 days, or the Commonwealth Government ceases to own or control more than 50% of the issued shares of the ABC or SBS and this has a material adverse effect on Broadcast Australia's ability to perform its obligations under the finance documents. An event of default entitles the Financial Guarantor (subject to the Security Trust Deed) to declare all indebtedness of Finance SPV to the Financial Guarantor to be due and payable. An event of default under the Reimbursement Agreement also constitutes an event of default under the Note Trust Deed, which permits the Note Trustee to accelerate the Notes if it is so instructed by the Financial Guarantor.

Financial Guarantee

The Financial Guarantee (**Financial Guarantee**) dated 9 July 2002 is given by the Financial Guarantor in favour of the Note Trustee (who holds it on trust of the holders of the Notes).

Under the Financial Guarantee, the Financial Guarantor guarantees scheduled payments of principal and interest due under the Notes.

Subject to certain customary exceptions, the Financial Guarantor will pay certain additional amounts in respect of US and Australian withholding tax (if any) so long as holders of the Notes submit certain US tax forms.

Following the occurrence of an event of default, the Financial Guarantor may accelerate payments under the Notes and pay unpaid principal and interest under the Notes.

The Financial Guarantor is subrogated to the rights of holders of the Notes, to the extent the Financial Guarantor makes a payment to the Note Trustee on behalf of the holders of the Notes.

Hedging Agreements

Finance SPV has entered, or will enter, into interest rate hedging agreements with certain parties (including Barclays Bank PLC) (**Hedge Counterparties**). Under the Senior Subscription Agreement and the Reimbursement Agreement, Finance SPV has agreed to hedge not less than 75% of its floating interest rate exposure on a 5 year rolling basis. The interest rate hedging agreements include a mutual early break right exercisable by either Finance SPV or the Hedge Counterparty upon the earlier of the maturity of the Senior Subscription Agreement or a refinancing of those facilities. Amounts owing under the hedging agreements to the Hedge Counterparties are secured by the securities granted to the Security Trustee.

Existing Subscription Agreement

The Subscription Agreement (**Existing Subscription Agreement**) dated 30 March 2001, last amended on or about 9 July 2002 is between Finance SPV, Broadcast Australia, J.P. Morgan Institutional Services Australia Limited as security trustee (**Existing Security Trustee**) and others.

This is the agreement under which Finance SPV onlends most of the proceeds of the capital market notes as well as funds borrowed from the Financiers under the Senior Subscription Agreement to Broadcast Australia.

The provision of financial accommodation under this agreement is by way of issue of debentures by Broadcast Australia subscribed for by Finance SPV. Finance SPV is the sole subscriber of debentures under this agreement with the exception of the National Australia Bank Limited (NAB) which holds a $100 debenture.

The terms under which Finance SPV lends to Broadcast Australia are "back to back" with the terms under which Finance SPV borrows the funds from the Financiers or the holders of Notes as the case may be (although an additional margin may be payable by Broadcast Australia in certain circumstances).

Security Trust Deed, Debenture Trust Deed and securities

The Security Trust Deed (**Security Trust Deed**) dated 20 June 2002 (as amended pursuant to an amending deed dated 26 June 2002) is between Finance SPV, Broadcast Australia and Broadcast Australia Holdings as guarantors, J.P. Morgan Institutional Services Australia Limited as the security trustee (**Security Trustee**) and various secured creditors.

The deed constitutes the Security Trustee as trustee of the security trust for the benefit of the secured creditors from time to time. The secured creditors include the Financiers and the holders of Notes.

Finance SPV has granted all assets fixed and floating charges to the Security Trustee to be held under the security trust. Finance SPV's main asset is its rights under the Existing Subscription Agreement, the Debenture Trust Deed (described below) and the SubCo Documents.

The deed includes a guarantee from Broadcast Australia, Broadcast Australia Holdings and Finance SPV No. 2 of Finance SPV's obligations under the Senior Subscription Agreement and the Notes documents. However, this guarantee is not directly secured and so provides only an unsecured right to the Security Trustee to sue Broadcast Australia, Broadcast Australia Holdings and Finance SPV No. 2 for the guaranteed moneys.

The deed also regulates certain arrangements between the various classes of secured creditors (being senior creditors, mezzanine creditors and subordinated creditors) and deals with matters such as:

- priority ranking of debt and security between the different classes of creditors;
- enforcement rights in relation to the security following the occurrence of an event of default as between different senior creditors and as between senior and mezzanine creditors; and
- amendments to the deed and other financing documents.

At present, there are no mezzanine nor subordinated creditors, though there is provision for these creditors to be added to the security trust arrangement.

The Debenture Trust Deed (**Debenture Trust Deed**) dated 30 March 2001 (as amended on or about 9 July 2002) is between Broadcast Australia and the Existing Security Trustee.

The deed constitutes the security trust under which the Existing Security Trustee holds the securities for the benefit of holders of debentures (being only Finance SPV and NAB) under the Existing Subscription Agreement.

The following security is provided in favour of the Existing Security Trustee to be held under the security trust:

- all assets fixed and floating charges granted by Broadcast Australia (there are four charges in total); and
- a share mortgage over Broadcast Australia shares granted by Broadcast Australia Holdings to the Existing Security Trustee.

J.P. Morgan Institutional Services Australia Limited is paid a fee for each of the security trustee and debenture trustee roles it undertakes under the finance documents.

Under the SubCo Documents, Finance SPV onlends part of the proceeds of the capital markets note issue to Finance SPV No. 2. In return, Finance SPV No. 2 has granted an all assets fixed and floating charge in favour of the security trustee under a security trust held for the benefit of Finance SPV.

11.13 Litigation and Administration Action

On 24 May 2002 the NSW Court of Appeal handed down its judgment in *Minister for Land and Water Conservation v NTL Australia Pty Ltd* [2002] NSWCA 149. These proceedings related to the Mt Sugarloaf transmission site (near Newcastle) occupied by Broadcast Australia under a permissive occupancy granted by the New South Wales Department of Land and Water Conservation. The Court of Appeal held that the permissive occupancy granted to the Commonwealth had been terminated when the Commonwealth sought to transfer its occupancy rights to Broadcast Australia without consent. Therefore those rights were not effectively transferred to Broadcast Australia.

Apart from the Mt Sugarloaf transmission site, the decision potentially affects a small number of other transmission sites. Broadcast Australia has rights to occupy the Mt Sugarloaf transmission site and each of those other sites arising from its continued occupancy with the land owners' consent and payment of rent to them since the transfer of the transmission network to Broadcast Australia in 1999. Broadcast Australia is in negotiations with the relevant land owners to formalise occupancy arrangements. Broadcast Australia does not expect that the decision will affect its ability to transmit broadcast signals from those sites.

12 Management Fee Examples



Base Fee Examples

Example 1

Assumptions

	BASE FEE PERIOD 1	
	Days in quarter	90
(A_1)	Average number of Stapled Securities on issue during the last 15 trading days of the quarter	155,000,000
(A_2)	Volume weighted average price per Stapled Security over the last 15 trading days of the quarter	$2.08
(A)	Average market capitalisation of MCIG over the last 15 trading days of the quarter $(= A_1 \times A_2)$	$322,400,000
(B)	External borrowings of MCIG at the end of the quarter	Nil
(C)	Cash balances of MCIG at the end of the quarter	$35,000,000
(D)	Firm commitments to future investments by MCIG at the end of the quarter	Nil

The Net Investment Value for the quarter:
= A + B − C + D
= $322,400,000 + $0 − $35,000,000 + $0
= $287,400,000

The Base Fee for the quarter:
= (1.50% × $287,400,000) × 90/365
= $1,06[illegible],00[illegible]

Example 2

Assumptions

	BASE FEE PERIOD 2	
	Days in quarter	92
(A_1)	Average number of Stapled Securities on issue during the last 15 trading days of the quarter	155,000,000
(A_2)	Volume weighted average price per Stapled Security over the last 15 trading days of the quarter	$3.00
(A)	Average market capitalisation of MCIG over the last 15 trading days of the quarter $(= A_1 \times A_2)$	$465,000,000
(B)	External borrowings of MCIG at the end of the quarter	Nil
(C)	Cash balances of MCIG at the end of the quarter	$35,000,000
(D)	Firm commitments to future investments by MCIG at the end of the quarter	$100,000,000

The Net Investment Value for the quarter:
= A + B − C + D
= $465,000,000 + $0 − $35,000,000 + $100,000,000
= $530,000,000

The Base Fee for the quarter:
= ((1.50% × $500,000,000) + (1.25% × $30,000,000))
× 92/365
= $1,984,9[illegible]

Performance Fee Examples

Example 1

Assumptions

	PERFORMANCE FEE PERIOD 1	
(A)	Average market capitalisation of MCIG over the last 15 trading days of the previous period	$310,000,000
(B)	Average closing Securities Accumulation Index over the last 15 trading days of the previous period	1.00
(C)	Average closing Securities Accumulation Index over the last 15 trading days of the current period	1.08
(Y)	Average closing Benchmark Index over the last 15 trading days of the previous period	4234
(Z)	Average closing Benchmark Index over the last 15 trading days of the current period	4022

Return for the period
= A x (C – B)/B
= $310,000,000 x (1.08 – 1.00)/1.00
= $24,800,000

Benchmark Return for the period
= A x (Z – Y)/Y
= $310,000,000 x (4022 – 4234)/4234
= –$15,521,965

Performance Fee for the period
= 20% x ($24,800,000 – (–$15,521,965))
= $8,064,393

Deficit carried forward into next period
= $0

As the Return for the period is greater than the Benchmark Return for the period, a Performance Fee is payable in respect of the period to the order of $8,064,393.

Example 2

Assumptions

	PERFORMANCE FEE PERIOD 2	
(A)	Average market capitalisation of MCIG over the last 15 trading days of the previous period	$334,800,000
(B)	Average closing Securities Accumulation Index over the last 15 trading days of the previous period	1.08
(C)	Average closing Securities Accumulation Index over the last 15 trading days of the current period	1.11
(Y)	Average closing Benchmark Index over the last 15 trading days of the previous period	4,022
(Z)	Average closing Benchmark Index over the last 15 trading days of the current period	4092
(D)	Deficit carried forward from the previous period	$0

Return for the period
= A x (C – B)/B
= $334,800,000 x (1.11 – 1.08)/1.08
= $9,300,000

Benchmark Return for the period
= (A x (Z – Y)/Y)
= $334,800,000 x (4092 – 4022)/4022
= $5,826,957

Performance Fee for the period
= 20% x ($9,300,000 – $5,826,952)
= $694,610

Deficit carried forward into next period
= $0

As the Return is greater than the Benchmark Return for the period, a Performance Fee is payable in respect of the period to the order of $694,610.

Example 3

Assumptions

	PERFORMANCE FEE PERIOD 3	
(A)	Average market capitalisation of MQG over the last 15 trading days of the previous period	$344,100,000
(B)	Average closing Securities Accumulation Index over the last 15 trading days of the previous period	1.11
(C)	Average closing Securities Accumulation Index over the last 15 trading days of the current period	1.13
(Y)	Average closing Benchmark Index over the last 15 trading days of the previous period	4092
(Z)	Average closing Benchmark Index over the last 15 trading days of the current period	4384
(D)	Deficit carried forward from the previous period	$0

Return for the period
= A x (C – B)/B
= $344,100,000 x (1.13 – 1.11)/1.11
= $6,200,000

Benchmark Return for the period
= (A x (Z – Y)/Y)
= $344,100,000 x (4384 – 4092)/4092
= $24,554,545

Performance Fee for the period
= 20% x ($6,200,000 – ($24,554,545))
= $0 since Return < Benchmark Return

Deficit carried forward into next period
= $24,554,545 – $6,200,000
= $18,354,545

As the Return is less than the Benchmark Return, no Performance Fee is payable in respect of the period and a deficit of $18,354,545 is carried forward into the next period.

Example 4

Assumptions

	PERFORMANCE FEE PERIOD 4	
(A)	Average market capitalisation of MQG over the last 15 trading days of the previous period	$350,300,000
(B)	Average closing Securities Accumulation Index over the last 15 trading days of the previous period	1.13
(C)	Average closing Securities Accumulation Index over the last 15 trading days of the current period	1.17
(Y)	Average closing Benchmark Index over the last 15 trading days of the previous period	4384
(Z)	Average closing Benchmark Index over the last 15 trading days of the current period	4464
(D)	Deficit carried forward from the previous period	$18,354,545

Return for the period
= A x (C – B)/B
= $350,300,000 x (1.17 – 1.13)/1.13
= $12,400,000

Benchmark Return for the period
= (A x (Z – Y)/Y)
= $350,300,000 x (4464 – 4384)/4384
= $6,392,336

Performance Fee for the period
= 20% x ($12,400,000 – ($6,392,336 + D))
= 20% x ($12,400,000 – ($6,392,336 + $18,354,545))
= $0 since Return < Benchmark Return + Deficit

Deficit carried forward into next period
= ($6,392,336 + $18,354,545) – $12,400,000
= $12,346,881

The Return is greater than the Benchmark Return for the period, however is less than the sum of the Benchmark Return and the deficit. As a result, no Performance Fee is payable in respect of the period and a deficit of $12,346,881 is carried forward into the next period.

13 Glossary



1G	First generation
2G	Second generation
3G	Third generation
ABA	Australian Broadcasting Authority
ABC	Australian Broadcasting Corporation
ACA	Australian Communications Authority
ACCC	Australian Competition and Consumer Commission
AEST	Australian Eastern Standard Time
Applicant	An applicant for Stapled Securities under the Prospectus
Application	An application to subscribe for Stapled Securities under the Prospectus
Application Form	An application form included in or accompanying the Prospectus or any other form approved by the Manager
Application Monies	Monies received from Applicants in respect of their Applications
Application Price	The application price for Stapled Securities, being $2.00 per Stapled Security
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited (ACN 008 624 691) or the stock market conducted by Australian Stock Exchange Limited, as the context requires
Bank Facility	The bank facility described in Section 5.8, Borrowings
Base Fee	The base fee as described in Section 1.7, Management Fees
Base IRR	The internal rate of return described in Section 5.2, Financial Information
Benchmark Index	The benchmark index as described in Section 1.7, Management Fees
Benchmark Return	The benchmark return as described in Section 1.7, Management Fees
Broadcast Australia	Broadcast Australia Pty Limited (ACN 086 [illegible]) formerly known as NTL Australia Pty Limited
Broadcast Australia Group	The group comprising Broadcast Australia, Broadcast Australia Holdings, Finance SPV and Finance SPV No. 2
Broadcast Australia Holdings	Broadcast Australia Holdings Pty Limited (ACN 086 459 127) (formerly known as NTL Australia Holdings Pty Limited)
Broker Firm Offer	The offer of a firm allocation of Stapled Securities to resident clients of the Joint Lead Managers and Joint Underwriters or a Participating Broker
BSA	Broadcast Services Australia Pty Limited
CHESS	Clearing House Electronic Subregister System operated in accordance with the SCH Business Rules
Compliance Committee	The compliance committee for MCIT
Compliance Plan	The compliance plan for MCIT
Corporations Act	Corporations Act 2001 (Cth) as amended from time to time
CPI	Consumer price index
Custodian	Trust Company of Australia Limited (ACN 004 027 749)
DSL	Digital Service Line
DTTB	Digital Terrestrial Television Broadcasting
EBITDA	Earnings before interest, tax, depreciation and amortisation
EV	The value of equity plus debt less cash and cash equivalents

Finance SPV	Broadcast Australia Finance Pty Ltd (ACN 100 440 598)
Finance SPV No. 2	Broadcast Australia Finance No. 2 Pty Ltd (ACN 100 915 697)
Forecast Information	The financial forecasts of the directors of MCIL and MSAM for Broadcast Australia for FY 2002, 2003, 2004 and 2005
FTA	Free to air
FY 2000, 2001 etc.	Financial year to 30 June
GIF	Macquarie Global Infrastructure Group
HFC	High Fibre Cable
Holder	The person recorded in the Register as the holder of a Stapled Security from time to time
Holder Identification Number or HIN	Has the meaning given in the SCH Business Rules
Implied Purchase Price	$270 million, being the implied equity purchase price of Broadcast Australia for Stapled Security Holders excluding any deferred consideration
Institutional Offer	The offer of Stapled Securities to Australian institutions under this Prospectus and to certain international institutions pursuant to separate offering documents
IRR	The internal rate of return or IRR is a method of evaluating investment opportunities. It is the discount rate per annum that equates the present value of the forecast net cashflows generated by the investment with your initial investment. IRR is the rate of return on invested capital that the investment is forecast to return to the investor. It is not the same as forecast earnings
Investigating Accountant	PricewaterhouseCoopers Securities Ltd (ACN 003 311 617)
JBWere Limited	JBWere Limited (ACN 006 797 897)
Joint Lead Managers and Joint Underwriters	The parties named as Joint Lead Managers and Joint Underwriters in the Corporate Directory at the back of the Prospectus
Listing	Quotation of Stapled Securities on ASX
Listing Rules	The Official Listing Rules of ASX
Macquarie Bank	Macquarie Bank Limited (ACN 008 583 542)
Macquarie Bank Group	Macquarie Bank and its related bodies corporate (as defined in the Corporations Act)
Macquarie IBG	The Investment Banking Group Division of Macquarie Bank of which Macquarie ISF forms part
Macquarie ISF	The Infrastructure and Specialised Funds Division of Macquarie Bank
Malcolm Long Associates Pty Limited	Malcolm Long Associates Pty Limited (ACN 079 762 219)
Management Agreement	The management agreement between MCIL and the Manager
Manager	MSAM in its capacity as Responsible Entity and in its capacity as manager of MCIL in accordance with the Management Agreement (as applicable), which capacities are expected to be assumed by MCIML
MCIG	Macquarie Communications Infrastructure Group comprised of MCIL and MCIT
MCIHL	Macquarie Communications Infrastructure Holdings Pty Limited (ACN [illegible])
MCIL	Macquarie Communications Infrastructure Limited (ACN 064 358 953)
MCIML	Macquarie Communications Infrastructure Management Limited (ACN [illegible] 047 739)
MCIT	Macquarie Communications Infrastructure Trust (ARSN 101 048 293)
MECML	Macquarie Equity Capital Markets Limited (ACN 001 374 572)
MIG	Macquarie Infrastructure Group, an investment vehicle listed on ASX
MIIML	Macquarie Infrastructure Investment Management Limited (ACN 072 [illegible])
MSAM	Macquarie Specialised Asset Management Limited (ACN [illegible])
MTN	Medium Term Note
NBS Transmitter Licence	As defined in the Sale Act
NDC	Network Design and Construction Limited (ACN [illegible])
Net Investment Value	The net investment value as described in Section [illegible] Management Fees
NTA	National Transmission Agency, the predecessor of Broadcast Australia
NTL	NTL Incorporated, a company incorporated in the State of Delaware
NTL Broadcast UK	The broadcasting division owned by National Transcommunications Limited, the UK broadcast business of NTL
NTL Spain	National Transcommunications Spain SL, a company incorporated in Spain

NTLT	NTL Telecommunications Pty Limited (ACN 093 085 419)
O&M Agreement	The Operations and Maintenance Agreement between Broadcast Australia and TVNZ
OECD	Organisation for Economic Co-Operation and Development
Offer	The offer of Stapled Securities pursuant to this Prospectus
Participating Brokers	Brokers who are offered a firm allocation of Stapled Securities under the Offer including the Underwriters
Performance Fee	The performance fee described in Section 1.7, Management Fees
Prospectus	This prospectus dated 8 July 2002
Redeemable Preference Shares or RPS	Cumulative redeemable preference shares issued by MCIL to MCIT
Register	The register of persons who hold the Stapled Securities and includes the relevant CHESS subregister and issuer sponsored subregister established under the SCH Business Rules, but for the purposes of allowing inspection, shall not include any subregister or supporting material which records the TFN or other tax attributes of a Holder, or another person
Registry	ASX Perpetual Registrars Limited (ABN 54 083 214 537)
Responsible Entity or RE	The responsible entity of MCIT
Retail Offer	The offer of Stapled Securities to Australian and New Zealand resident investors under this Prospectus
Sale Act	*National Transmission Network Sale Act 1998* (Cth) as amended from time to time
SBS	Special Broadcasting Service Corporation
SCH	The securities clearing house approved under Section 779B of the Corporations Act to operate CHESS
SCH Business Rules	The Business Rules of SCH
Securities Act	US Securities Act of 1933 as amended from time to time
Securities Index	The securities index described in Section 1.7, Management Fees
Shares	Ordinary shares in MCIL
Simulcast Period	The period during which, in accordance with Commonwealth Government policy, broadcasters in Australia are required to broadcast their signals in both digital and analogue form
Stapled Security	A stapled security comprising one share in MCIL and one unit in MCIT
Stapled Security Holder	The registered holder of a Stapled Security
Stapling Deed	The deed between the Manager in its capacity as Responsible Entity, MCIL and the Manager in its personal capacity described in Section 11.12, Summary of Material Contracts
SRN	Security Holder Reference Number
SubCo Documents	The documents under which Finance SPV on-lends part of the proceeds of the capital markets note issue to Finance SPV No. 2, and Finance SPV No. 2 grants security to Finance SPV via a security trust structure
Tax Act	The *Income Tax Assessment Act 1936* (Cth) and/or the *Income Tax Assessment Act 1997* (Cth) as amended from time to time
TFN	In respect of a person, that person's Tax File Number
Transfield	Transfield Pty Limited (ACN 000 954 098)
TSA	Transmission Service Agreement
TVNZ	TVNZ (Australia) Pty Limited (a wholly owned subsidiary of Television New Zealand Limited) (ACN 097 053 942)
UBS Warburg Australia Limited	UBS Warburg Australia Limited (ACN 008 582 705)
Underwriting Agreement	The agreement between MCIL, the Responsible Entity and the Joint Lead Managers and Joint Underwriters described in Section 11.12, Summary of Material Contracts
Units	Units in MCIT
UK	United Kingdom
US	United States of America

Guide to Completing the Application Form

[illegible]

D Postal address

[illegible]

E CHESS HIN (if applicable)

[illegible]

F TFN Exemption or ABN

[illegible]

G Email address

[illegible]

H Telephone number

[illegible]

Signature(s) of Applicant(s)

[illegible]

Lodgement of applications

[illegible]

Postal address	Hand delivery
[illegible]	[illegible]
Australia	Australia

[illegible] on 9 August 2002.

Correct forms of registrations

[illegible]

OFFER CLOSES 5.00pm (AEST) on 9 August 2002.

MACQUARIE

Application Form

A$2.00

Cheque No.	BSB No.	Account No.	Amount A$

Total Amount Enclosed $

Change of Responsible Entity (RE)

Signatures of Applicants

SIGN HERE

SIGN HERE

SIGN HERE

Date / /

OFFER CLOSES 5:00pm (AEST) on 9 August 2002.

Type of investor	Correct form	Samples of incorrect form
Individual – Use given names not initials	John Alfred Smith	J.A. Smith
Company – Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts – Use trustee(s) personal name(s) – Do not use the name of the trust	Janet Smith <Janet Smith Family Trust A/C>	Janet Smith Family Trust
Deceased estates – Use executor(s) personal name(s) – Do not use the name of the deceased	Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Partnerships – Use partners' personal names – Do not use the name of the partnership	John Smith and Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/unincorporated bodies/business names – Use office bearer(s) personal name(s) – Do not use the name of clubs etc	Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation funds – Use name of trustee of fund – Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Put the name(s) of any joint Applicant(s) and/or account description using < > as indicated above in designated space(s) on the Application Form.

Lodgement of applications

[illegible]

Postal address

[illegible]

Hand delivery

[illegible]

Application Forms may be [illegible]

OFFER CLOSES 5.00pm (AEST) on [illegible] August 2002

Broker Reference Stamp Only

Application Form

A$2.00

Name of drawer of cheque	Cheque No	BSB No	Account No	Amount A$

Total Amount Enclosed $

Applicant 1 (Individual) | Joint Applicant 2 (Individual) | Joint Applicant 3 (Individual)

SIGN HERE | SIGN HERE | SIGN HERE

Director | Director/Company Secretary (Delete one) | Sole Director and Sole Secretary

Date / /

OFFER CLOSES 5.00pm (AEST) on 9 August 2002

Type of investor	Correct form	Samples of incorrect form
Individual - Use given names, not initials	John Alfred Smith	J.A. Smith
Company - Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts - Use trustee(s) personal name(s) - Do not use the name of the trust	Janet Smith <Janet Smith Family Trust A/C>	Janet Smith Family Trust
Deceased estates - Use executor(s) personal name(s) - Do not use the name of the deceased	Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Partnerships - Use partners' personal names - Do not use the name of the partnership	John Smith and Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/unincorporated bodies/business names - Use office bearer(s) personal name(s) - Do not use the name of clubs etc.	Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation funds - Use name of trustee of fund - Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Put the name(s) of any joint Applicant(s) and/or account description using < > as indicated above in designated spaces on the Application Form.

Lodgement of Application

[illegible]

Postal address

[illegible]

Hand delivery

[illegible]

[illegible] August 2002.

OFFER CLOSES 5.00pm (AEST) on [illegible] August 2002

Corporate Directory

Macquarie Communications Infrastructure Trust
Level 15, 1 Martin Place
Sydney NSW 2000
Telephone: (612) 8232 7913

Macquarie Communications Infrastructure Limited
Level 15, 1 Martin Place
Sydney NSW 2000
Telephone: (612) 8232 7913

Directors of Macquarie Communications Infrastructure Limited
Kevin McCann
Gerry Moriarty
Malcolm Long
Nicholas Moore

Responsible Entity
Macquarie Specialised Asset Management Limited
Level 15, 1 Martin Place
Sydney NSW 2009
Telephone: (612) 8232 7913

Directors of the Responsible Entity
Michael Carapiet
Anthony Kahn
Gregory Osborne
Mark Ramsey

Joint Lead Managers and Joint Underwriters
Macquarie Equity Capital Markets Limited
Level 15, 1 Martin Place
Sydney NSW 2000

JBWere Limited
Level 42
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

UBS Warburg Australia Ltd
Level 2[illegible]
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Lawyers
Freehills
MLC Centre
Martin Place
Sydney NSW 2000

Investigating Accountant
PricewaterhouseCoopers Securities Ltd
201 Sussex Street
Sydney NSW 2000

Registry
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Telephone: (02) 8280 7111

Macquarie Communications Infrastructure Group
Investor Relations
Telephone: (612) 8232 7913 or 1800 181 816
www.macquarie.com.au/mcig

2002 ASX 60

03 JUL 11 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex [illegible]
Internet http://www.macquarie.com.au
DX [illegible]
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3000 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex [illegible]
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release Monday July 8, 2002

MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP OFFER SUCCESSFULLY UNDERWRITTEN

Macquarie Bank Limited (MBL) today announced that an Offer of 155 million stapled securities of Macquarie Communications Infrastructure Group (MCIG) at $2.00 per security has been fully underwritten by the joint lead managers JB Were, UBS Warburg and Macquarie Equities. This follows a roadshow to institutional investors in Australia and overseas.

The cornerstone asset of MCIG at listing will be Broadcast Australia - the owner and operator of national broadcast transmission infrastructure used by broadcasters ABC and SBS, regional television and other organisations - which MBL in February 2002 announced it had agreed to acquire for an enterprise value of $850 million from NTL Inc.

Following refinancing and the exclusion of a 51 per cent interest in a start-up telecommunications carrier, NTL Telecommunications, the Broadcast Australia business is being valued at $940 million under the Offer. This comprises $270 million equity value, $650 million of gross debt and $20 million of deferred consideration which is payable to the previous owner of Broadcast Australia.

MBL's return on transferring the Broadcast Australia business into the fund, after taking into account third party costs during its holding period in relation to debt restructuring, legal, accounting, funding etc. is $46 million and reflects $30 million in investment banking fees for advice and debt arranging, and a pre-tax surplus of $16 million for acquiring and holding the asset on its balance sheet.

MBL will subscribe for a minimum of approximately 20 per cent of the Stapled Securities under the Offer. This shareholding, together with any additional shares acquired under the Underwriting arrangements, will be held for at least 12 months. Part of this subscription represents the full reinvestment of MBL's pre-tax return related to its period of holding Broadcast Australia.

A prospectus for the Offer will be lodged with the Australian Securities and Investments Commission this morning and will be available on the ASIC website. The offer is expected to open in mid July.

For further information, please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank Limited 02 8232 3543

Lisa Jameson, Public Relations, Macquarie Bank Limited 02 8232 6016

2002 ASE 61



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	3 June 2002

03 JUL 14 PM 7:21

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Wig Nominees Pty Limited as custodian of Divoe 3 Pty Limited, a company controlled by a trust of which Allan Moss is a beneficiary. 1. Macquarie Balanced Growth Fund units; 2. Macquarie Gilt-Edged Bond Trust units; 3. Macquarie Master Gilt Edge Bond Fund units.
Date of change	4 July 2002
No. of securities held prior to change	1. Macquarie Balanced Growth Fund – 921,030.87 units; 2. Macquarie Gilt-Edged Bond Trust – 1,452, 427.14 units; 3. Macquarie Master Gilt Edge Bond Fund - nil
Class	Units in managed funds
Number acquired	Macquarie Balanced Growth Fund- 108,901.47 units; Macquarie Master Gilt Edge Bond Fund- 1,928,357.21 units

+ See chapter 19 for defined terms.

Number disposed	Macquarie Gilt-Edged Bond Trust – 1,452,427.14 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. Macquarie Balanced Growth Fund- 108,901.47 units acquired for $107,180.83; 2. Macquarie Gilt-Edged Bond Trust- 1,452,427.14 units redeemed for $1,543,494.42; 3. Macquarie Master Gilt Edge Bond Fund- 1,928,357.21 units acquired for $1,959,596.60.
No. of securities held after change	1. Macquarie Balanced Growth Fund- 1,029,941.34 units; 2. Macquarie Gilt-Edged Bond Trust – nil units; 3. Macquarie Master Gilt Edge Bond Fund-1,928,357.21 units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Macquarie Balanced Growth Fund- Investment in units; 2. Macquarie Gilt-Edged Bond Trust – redemption of units; 3. Macquarie Master Gilt Edge Bond Fund-investment in units

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Macquarie Bank Limited unlisted options over unissued ordinary shares held by Lacuna Nominees Pty Limited as nominee for Allan Moss.
Date of change	9 July 2002
No. of securities held prior to change	<u>Direct</u> 2,000 Macquarie Bank Limited ordinary shares in the name of Allan Moss <u>Indirect</u> <u>Macquarie Bank Limited unlisted options over unissued ordinary shares</u> 61,371 options exercisable at $11.17 each and expiring on 11 August 2002; 115,000 options exercisable at $18.51 each and expiring on 13 August 2004; 50,000 options exercisable at $23.94 each and expiring on 2 August 2005; 126,000 options exercisable at $34.71 each and expiring on 2 August 2006. <u>Macquarie Bank Limited fully paid ordinary shares</u> 315,935 shares held by Lacuna Nominees Pty Limited as nominee for *Febomo* Pty Limited, which is the trustee of a trust of which Allan Moss is a beneficiary. 6,922 shares held by Lacuna Nominees Pty Limited as nominee for Koda Pty Limited, which is the trustee of a trust of which Allan Moss is a beneficiary.
Class	Macquarie Bank Limited unlisted options over unissued ordinary shares and Macquarie Bank Limited ordinary shares.
Number acquired	61,371 Macquarie Bank Limited ordinary shares were acquired on 9 July 2002.
Number disposed	61,371 options were exercised into fully paid Macquarie Bank Limited ordinary shares on 9 July 2002.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Each of the 61,371 options was exercised into one ordinary share at an exercise price of $11.17 each.

+ See chapter 19 for defined terms.

No. of securities held after change	Direct 63,371 shares held in the name of Allan Moss. Indirect Macquarie Bank Limited unlisted options over unissued ordinary shares 115,000 options exercisable at $18.51 each and expiring on 13 August 2004; 50,000 options exercisable at $23.94 each and expiring on 2 August 2005; 126,000 options exercisable at $34.71 each and expiring on 2 August 2006 Macquarie Bank Limited fully paid ordinary shares 315,935 shares held by Lacuna Nominees Pty Limited as nominee for Febcono Pty Limited, which is the trustee of a trust of which Allan Moss is a beneficiary. 6,922 shares held by Lacuna Nominees Pty Limited as nominee for Koda Pty Limited, which is the trustee of a trust of which Allan Moss is a beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Macquarie Bank Limited Options

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

G:\CAG\COS\HBORLAND\ASX\MOSS\ecm04072002.doc

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 9 July 2002

+ See chapter 19 for defined terms.

2002-15X 62

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

03 JUL 14 AM 7:21

9 July 2002

Company Announcements Office
Australian Stock Exchange Limited


MACQUARIE
BANK

BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 5 July 2002, was 0.0466%.

Yours faithfully,

Dennis Leong
Company Secretary

2002 ASE 63

03 JUL 14 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	17 May 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Units held by Wig Nominees Pty Limited as custodian of Divco 6 Pty Limited, a company controlled by a trust of which Mark Johnson is a beneficiary: 1. Macquarie Active Plus Equities Fund units; 2. Macquarie Balanced Growth Fund units; 3. Macquarie Property Securities Fund units; 4. Macquarie Small Companies Fund units.
Date of change	4 July 2002
No. of securities held prior to change	1. Macquarie Active Plus Equities Fund 142,528.79 units; 2. Macquarie Balanced Growth Fund 275,042.13 units, 3. Macquarie Property Securities Fund-nil units; 4. Macquarie Small Companies Fund- nil units

C:\WINDOWS\Temporary Internet Files\OLK...\04072002.doc

+ See chapter 19 for defined terms.

Class	Units in managed funds
Number acquired	Macquarie Active Plus Equities Fund- 102,513.52 units; Macquarie Property Securities Fund- 157,829.70 units; Macquarie Small Companies Fund- 170,952.44 units.
Number disposed	Macquarie Balanced Growth Fund – 158,539.78 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. Macquarie Active Plus Equities Fund- 102,513.52 units acquired for $95,593.86; 2. Macquarie Balanced Growth Fund- 158,539.78 units redeemed for $156,177.54; 3. Macquarie Property Securities Fund- 157,829.70 units acquired for $235,955.40; 4. Macquarie Small Companies Fund- 170,952.44 units acquired for $196,629.50.
No. of securities held after change	1. Macquarie Active Plus Equities Fund - 245,042.31 units; 2. Macquarie Balanced Growth Fund- 116,502.35 units; 3. Macquarie Property Securities Fund- 157,829.70 units; 4. Macquarie Small Companies Fund- 170,952.44 units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Macquarie Active Plus Equities Fund - investment in units; 2. Macquarie Balanced Growth Fund- redemption of units; 3. Macquarie Property Securities Fund- investment in units, 4. Macquarie Small Companies Fund- investment in units.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

C:\WINDOWS\Temporary Internet Files\OLK5\0B5\mn04072002.doc

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 9 July 2002

2002 ASE 64

FACSIMILE

Deutsche Bank 

Deutsche Bank AG
ABN 13 064 165 162
GPO Box 7033 Sydney NSW 1170
Level 18, 225 George Street
Sydney NSW 2000 Australia

Tel: 61 2 8258 1234
Fax: 61 2 9258 2225
Direct: 61 2 9258 2874

03 JUL 11 PM 7:21

To	Company Secretary Macquarie Bank Limited
Fax No	(02) 8232 4330
cc	Company Announcements Office Australian Stock Exchange
	Fax No. 1300 300 021
From	Donata Lummitzer
Date	11 July 2002
Subject	Substantial Shareholder Notice
Total Pages	7 (including this page)

If you do not receive all the pages, please telephone immediately.

Please find attached copy of Substantial Shareholder Notice we have lodged today with the ASX. The original was posted to you today.

Donata Lummitzer

Form 604
Corporations Act
Section 671B

Notice of change of interests of substantial holder

To: **Macquarie Bank Limited**
Level 15, 1 Martin Place
Sydney NSW 2000

ABN 46 008 583 542

To: **Australian Stock Exchange Limited**

1. Details of substantial holder

Name: Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group") gives notice of a change in its relevant interests.

There was a change in the interests of the substantial holder on 10 July 2002.
The previous notice was dated 03 July 2002.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice c.o.b. 02 July 2002		Present notice c.o.b. 10 July 2002	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary Shares	9,881,213	4.91 %	11,938,801	5.93 %
Ordinary shares in which a derivative interest is held	249,895	0.12 %	293,048	0.15 %
Total		5.03 %		6.08 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities	Person's votes
Refer to schedule 1	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1	Refer to schedule 1.	See previous column.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class (ordinary shares unless stated) and number of securities	Person's Votes
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	Chase Manhattan Nominees Ltd	FSS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act	As investment manager	464,688	464,688
	Chase Manhattan Nominees Ltd	SAS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act		4,108,302	4,108,302
	Cogent Nominees Pty Ltd	Anglican Retirement Villages Diocese of Sydney		12,283	12,283
	Commonwealth Custodial Services Limited	LGSS Pty Limited as trustee of certain superannuation schemes		546,879	546,879
	Deutsche Global Securities Services Australia Pty Limited	Stichting Pensioen voor de Woningcorporaties		6,058	6,058
	JP Morgan Custodial Services Pty Ltd	Coles Myer Superannuation Fund Pty Ltd as trustee for the Coles Myer Superannuation Fund		70,611	70,611
	National Nominees Limited	Deutsche Asset Management Life & Pensions Ltd		117,076	117,076
	National Nominees Ltd	Deutsche International Custodial Services (Ireland) Ltd as trustee of Deutsche Pacific Fund		1,383,562	1,383,562
	National Nominees Ltd	Victorian Funds Management Corporation as trustee for the Government Superannuation Office		331,370	331,370
	National Nominees Ltd	Victorian Funds Management Corporation as trustee for the Victorian WorkCover Authority		285,594	285,594
	Perpetual Nominees Limited	Not applicable		56,536	56,536

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class (ordinary shares unless stated) and number of securities	Person's Votes
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	Perpetual Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Australian Equities Alpha Fund	As investment manager	628,348	628,348
	Perpetual Nominees Ltd	Deutsche Asset Management (Australia) Limited as responsible entity for the Deutsche Core Australian Equities Fund		36,399	36,399
	State Street Bank & Trust Company	The Monetary Authority of Singapore		48,843	48,843
	Not applicable	Not applicable		5,000	5,000
Deutsche Investments Australia Limited and each of its holding companies in the Deutsche Bank Group.	Zurich Australia Limited	Zurich Australia Limited	As investment manager	1,782,549	1,782,549
	Zurich Australian Insurance Limited	Zurich Australian Insurance Limited		114,384	114,384
	Cogent Nominees Pty Ltd	Zurich Australian Workers Compensation Limited for the WorkCover Scheme Statutory Fund Investments		56,431	56,431
	Cogent Nominees Pty Ltd	Zurich Investment Management Limited as Investment Manager for Catholic Schools Superannuation Fund (NSW/ACT)		58,721	58,721
	JP Morgan Custodial Services Pty Ltd	Zurich Investment Management Limited as Responsible Entity for ZIM Unit Trusts		519,350	519,350
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group	Pan Australian Nominees Pty Ltd	Pan Australian Nominees Pty Ltd	Principal	295,477	295,477

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class (ordinary shares unless stated) and number of securities	Person's Votes
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	Pan Australian Nominees Pty Ltd	Not Known	Principal holding of derivative interest	293,048 Ordinary shares in which a derivative interest is held	293,048
Deutsche Asset Management Limited or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group				1,031,340	1,031,340

5. Change in association

N/A

6. Addresses

Name	Address
Deutsche Bank Group	C/- Level 18, 225 George Street, Sydney, New South Wales 2000

Signature

Name Roger Selby Date 11 July 2002

Schedule 1 to Form 604

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Trans. Price
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	134	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	212	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	2,043	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	2,822	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	575	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	705	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	19,444	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	26,852	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	16,061	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	22,188	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	31,680	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	43,748	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	119,138	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	184,524	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	11,609	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	16,031	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	9,305	27.9972
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	03/07/2002	B	12,850	27.9687
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	715	28.0926
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	676	28.0727
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	4,048	28.0925
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	247	28.0727
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	1,146	28.0925
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	8,339	28.0727
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	38,623	28.0925
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	6,884	28.0727
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	31,800	28.0925
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	13,587	28.0727
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	62,763	28.0925
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	51,087	28.0727
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	238,035	28.0925
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	4,979	28.0727
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	22,999	28.0925
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	3,991	28.0727
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	04/07/2002	B	18,434	28.0925
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	05/07/2002	B	4,654	27.7771
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	05/07/2002	B	1,294	27.7771
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	05/07/2002	B	43,723	27.7771
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	05/07/2002	B	36,093	27.7771
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	05/07/2002	B	71,236	27.7771
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	05/07/2002	B	267,900	27.7771
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	05/07/2002	B	26,103	27.7771
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	05/07/2002	B	20,923	27.7771
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	08/07/2002	B	2,656	28.1352
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	09/07/2002	B	7,024	28.1352
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	09/07/2002	B	181,025	28.2000
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	10/07/2002	B	39,547	27.9923
DEUTSCHE ASSET MANAGEMENT	MBL	ORD	10/07/2002	B	167,561	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	04/07/2002	In specie transfer	-31,000	0.0000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	9,350	27.9000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	5,950	27.9000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	1,900	27.9000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	1,400	27.9000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	2,950	27.9000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	2,050	27.9000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	41,000	27.9000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	350	27.9000
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	08/07/2002	B	2,550	27.9000

Schedule 1 to Form 604

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Trans. Price
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	8,390	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	35,585	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	2,932	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	12,423	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	1,039	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	12,578	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	642	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	2,717	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	3,971	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	16,822	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	2,636	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	10,740	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	32,250	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	136,849	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	229	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	971	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	1,298	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	6,900	28.0123
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	1,970	27.9923
DEUTSCHE INVESTMENTS AUSTRALIA	MBL	ORD	10/07/2002	B	8,347	28.0123
DEUTSCHE SECURITIES	MBL	ORD	03/07/2002	S	-738	27.9800
DEUTSCHE SECURITIES	MBL	ORD	03/07/2002	S	-269	28.0000
DEUTSCHE SECURITIES	MBL	ORD	03/07/2002	B	3,484	28.0500
DEUTSCHE SECURITIES	MBL	ORD	03/07/2002	B	10,235	28.0121
DEUTSCHE SECURITIES	MBL	ORD	03/07/2002	B	80,471	28.0163
DEUTSCHE SECURITIES	MBL	ORD	04/07/2002	S	-2,000	27.9200
DEUTSCHE SECURITIES	MBL	ORD	04/07/2002	B	15,000	27.9645
DEUTSCHE SECURITIES	MBL	ORD	05/07/2002	S	-820	27.9406
DEUTSCHE SECURITIES	MBL	ORD	05/07/2002	B	8,854	27.6600
DEUTSCHE SECURITIES	MBL	ORD	05/07/2002	B	28,877	27.5700
DEUTSCHE SECURITIES	MBL	ORD	08/07/2002	S	-6,648	27.9967
DEUTSCHE SECURITIES	MBL	ORD	08/07/2002	B	8,248	27.9297
DEUTSCHE SECURITIES	MBL	ORD	08/07/2002	S	-33,125	27.8493
DEUTSCHE SECURITIES	MBL	ORD	09/07/2002	S	-21,600	28.1612
DEUTSCHE SECURITIES	MBL	ORD	10/07/2002	S	-1,230	27.9900
DEUTSCHE SECURITIES	MBL		Various trades in options over 43,153 shares			

Macquarie Bank Limited
ABN 46 008 583 542

Telephone.
(02) 8232 4750
Facsimile:
(02) 82324330

Please telephone
Kristen Findlay on
(02) 8232 4750
if complete transmission
not received

Email Address
kristen.findlay@macquarie.com

Company Secretarial/Investor Relations

Attention	Manager, Company Announcements Office	**Date**	11 July 2002
Company	Australian Stock Exchange Limited		
Fax No	1300 300 021	**Pages**	2 (incl. this page)
From	Amelia Cho	**Priority**	Routine

MACQUARIE BANK

03 JUL 11 PM 7:21

Strictly Confidential Message

Dear Sir

Please find attached a copy of a letter that will be distributed to Macquarie Bank Limited shareholders whose proxy forms have not already been processed.

This letter will be distributed by Computershare Investor Services Pty Limited, who maintain the Bank's share registry.

Yours faithfully

Amelia Cho

Amelia Cho
Assistant Company Secretary

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 1115 Australia
Enquiries (within Australia): 1300 855 080
(outside Australia): 61 3 9615 5970
Facsimile 61 2 8234 5050
www.computershare.com

10 July, 2002

Dear Shareholder

We maintain the share register for Macquarie Bank Limited.

Since the Macquarie Bank Notice of AGM dated 12 June 2002 was dispatched last month, we have received and processed some proxy forms.

Unfortunately, a small number of completed proxy forms which were lodged with us on or prior to 5 July 2002 were destroyed by a fire before they were processed.

Although we believe that the number of forms destroyed is relatively small, we wish to account for them to ensure that no shareholder is disadvantaged. If you returned your proxy form on or prior to Friday 5 July, please contact us on 1300 855 080 so that we can confirm whether your proxy form has been received and processed. If we cannot confirm that your proxy form has been received and processed, a replacement proxy form will be issued to you immediately for your resubmission.

As the closing date for receipt of proxies is 10:30am, Sydney time on Tuesday 23 July, 2002, your immediate attention to this matter is required.

If you have returned your proxy form to us since Friday 5 July or if you have not already done so, you should disregard this notification. This letter has not been sent to those shareholders whose proxy forms we have already processed.

We thank you for your attention to this matter and apologise for the inconvenience that this incident may have caused.

Yours faithfully

Greg Dooley
Computershare Investor Services Pty Limited

2002 ASX 66

03 JUL [illegible] 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act

Name of Director	Allan E Moss
Date of last notice	9 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 July 2002
No. of securities held prior to change	469,416.34 units
Class	Units in Cash Management Trust
Number acquired	730,000 units
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$730,000

+ See chapter 19 for defined terms.

No. of securities held after change	1,199,416.34 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of additional units in Macquarie Cash Management Trust

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 15 July 2002

G:\ACOSS\BORLAND\ASX\MOSS\acc15072002.doc

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone.
(02) 8232 3273
Facsimile:
(02) 8232 4330

Email Address
dleong@macquarie.com.au

Please telephone
Sharna Donovan on
(02) 8232 4465
if complete transmission
not received.

Company Secretarial

Attention	Companies Announcement Platform	**Date**	15 July 2002
Company	Australian Stock Exchange		
Fax No	1300 300 021	**Pages**	1 (incl. this page)
From	Dennis Leong	**Priority**	Routine

MACQUARIE

Message

MACQUARIE INCOME SECURITIES (MBLHB)

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 7.25% per annum in respect of the next distribution period which commenced on Monday 15 July 2002 and ceases on Monday 14 October 2002 (inclusive). The Interest Payment Date will be Tuesday 15 October 2002 and the record date will be 27 September 2002.

ASX Security Code	MBLHB
Reset Rate for Above Securities	7.25% per annum (Until 15 January 2003 the interest rate will be the greater of 7.25% per annum or Applicable Reference Rate plus the Applicable Margin %).
Date from which change is effective	Monday 15 July 2002 to Monday 14 October 2002 (inclusive)
Applicable Reference Rate	4.94% per annum
Applicable Margin %	1.75% per annum
Date of Next Reset Rate	15 October 2002

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

2002 ASX 68

Macquarie Bank Limited
ABN 46 008 583 542

No. 1 Martin Place
Sydney NSW 2000
GPO Box [illegible]
Sydney NSW 1164

Telephone (61 2) [illegible]
Facsimile (61 2) [illegible]
Telex [illegible]
[illegible]
DX [illegible]
SWIFT MACQAU2S

[illegible]

03 JUL 1[illegible] [illegible] 7:21

ASX/News Release

Tuesday July 16, 2002

MACQUARIE UNDERWRITES MACQUARIE AIRPORTS' ROME AIRPORT ACQUISITION

A consortium comprising Macquarie Airports Group (MAG), Macquarie Airports (MAp) and the Macquarie Global Infrastructure Fund, today announced it had successfully acquired 44.74 per cent of Aeroporti di Roma (AdR) for €480 million ($842 million) from Leonardo Holdings S.p.A (Leonardo).

Leonardo purchased its airport stake in 1999 and was initially advised by specialist international airport advisory business The Portland Group which provided Leonardo with business advice. Macquarie Bank purchased The Portland Group in 2000 and has provided business advice to Leonardo since then.

Macquarie Bank acted as the adviser to the Macquarie funds consortium on the acquisition. Together with UBS Warburg Australia, Macquarie Equity Capital Markets has jointly underwritten $645 million of a $670 million capital raising for MAp.

Subject to MAp security holder approval, Macquarie Bank will apply for the $25 million balance of the offer (12.5 million securities) via a placement at the original issue price of $2.00 per security. The Bank holds a further 12.7 million securities in MAp, for which it will take up its entitlement offer.

In addition, and to further align the Bank's interests with those of MAp investors, the Bank has agreed to take its base management fee for MAp in newly issued MAp securities at an issue price of $2.00 per security (under an agreed formula) until the price of fully paid securities exceeds $2.00 per security.

Macquarie Bank also holds 56 million units in MAG.

Macquarie is offering margin lending and instalment products for investors in MAp.

Instalment Warrants can assist retail security holders wishing to participate in the capital raising. Taking up the entitlement using Instalment Warrants will reduce investors' upfront capital costs by approximately 65 per cent. The Instalment Warrants will be listed on the ASX and entitle holders to the benefits of share ownership such as potential capital growth and dividends.

For further information, please contact

Nicholas Moore, Head of Investment Banking Group,	(02) 8232 3295
Anthony Kahn, Head of Infrastructure Funds Management	(02) 8232 4495
Greg Ward, Chief Financial Officer, Macquarie Bank	(02) 8232 3543
Lisa Jamieson, Public Relations, Macquarie Bank	(02) 8232 6016

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	15 July 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 July 2002
No. of securities held prior to change	Nil partly paid stapled securities in Macquarie Airports
Class	Partly paid stapled securities in Macquarie Airports
Number acquired	650,000 stapled securities
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	48 cents per partly paid stapled security amounting to a total of $312,000. On payment of the final call, the total investment will be $962,000

+ See chapter 19 for defined terms.

No. of securities held after change	650,000 Macquarie Airports partly paid stapled securities paid to $1.00 per stapled security with a further $1.00 to pay per stapled security.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of partly paid stapled securities in Macquarie Airports

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 19 July 2002

C:\WINDOWS\Temporary Internet Files\OLK3151\[illegible].doc

+ See chapter 19 for defined terms.

2002 ASX 70

Macquarie Bank Limited
ABN 46 008 583 542

No. 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

22 July 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis

The aggregated percentage of Macquarie voting shares

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 19 July 2002, was 0.0466%.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

Thursday July 25, 2002

MACQUARIE BANK SAYS FIRST QUARTER PROFIT WELL UP ON PRIOR CORRESPONDING QUARTER

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss today said the Bank's first quarter profit, for the three months ended June 30, 2002 was well up on the corresponding quarter in 2001.

Speaking at the Bank's 2002 Annual General Meeting at the Westin Hotel in Sydney, Mr Moss said the first quarter's profit was "a very good result". He said the Bank had seen good increases in first quarter earnings from its Investment Banking Group, Treasury and Commodities Group and Banking and Property Group. He said as planned, Macquarie was progressing well on controlling expenses.

Speaking specifically on the Bank's operating groups for the first quarter, Mr Moss noted:

Investment Banking Group is performing well and exceeded last year's result in the first quarter.

Corporate and Structured Finance has had a solid start to the year, ahead of last year, and has a promising deal flow in prospect. For the six months to 30 June, the Bank was placed first in the Thomson league tables for value of Australian merger and acquisition transactions.

Macquarie was also a close second in the equivalent equity capital markets table on total capital raised and ranked first for Initial Public Offerings completed to June 2002.

c

Structured Finance has commenced the year well. Cross-Border Leasing is meeting expectations with several large transactions successfully completed in the first quarter including US leases for Qantas and Deutsche Telecom.

Infrastructure and Specialised Funds Division has been very active. Macquarie Infrastructure Group (MIG) is a top 30 Australian Stock Exchange vehicle and the airport funds have been involved in the acquisitions of Sydney Airport and a major share of Rome Airport. The Macquarie Communications Infrastructure Group (MCIG) has been launched with the seed asset being the broadcast transmission towers of NTL Australia, now managed by Broadcast Australia.

Macquarie Capital continues to show good growth and to develop quality annuity income streams, particularly in Macquarie IT and Macquarie Leasing. Macquarie Equities also continues to perform well and is ahead of its result in the first quarter last year. Deal flow, in a difficult market, remains strong.

Treasury and Commodities Group's first quarter result was a record for the Group and significantly ahead of last year. Foreign Exchange had a notably good quarter with particularly good performances from the derivative sales and trading desks.

Metals and Mining recorded a strong quarter, mainly attributable to the performance of the bullion business. Debt Markets and Treasury also achieved first quarter results significantly ahead of the prior corresponding period.

Banking and Property Group recorded a strong result, well ahead of last year's first quarter. The Group's result was buoyed by the excellent performance of the Property Divisions, mainly due to the listing of the Macquarie ProLogis Trust. Banking and Mortgages both recorded significant increases on the first quarter last year with increased deposits and volumes, respectively.

The Funds Management Group has started the year with funds under management up $3.7 billion (15 per cent) on the prior corresponding period but profits are down slightly, due to the larger performance fees booked in this period last year.

Equity Markets Group has been profitable but the first quarter result was lower than achieved in the prior corresponding period. Australia, Hong Kong and South Africa all

recorded profits in excess of those achieved in the first quarter of last year. Restructuring of the European operations was completed during the period.

Despite difficult market conditions in the first quarter, **Financial Services Group**'s result was ahead of the previous corresponding period. The WRAP business had the highest net cash inflows into wrap platforms for the March 2002 quarter and assets under administration reached $5 billion at 30 June. The technology programme is now nearing completion and continues to be delivered on schedule and on budget.

Direct Investments did not realise any assets during the quarter but its underlying investments are doing well. In particular, the approximately 90 per cent owned, coal seam gas producer, CH4, won the tender to supply gas to the new Townsville power station.

OUTLOOK

"Investment of the capital raised in September 2001 will increasingly contribute to growth," Mr Moss said.

"We are confident about the continued growth in specialist funds with increasing numbers of international investors. Equity Markets Group continues to be leveraged to market conditions."

"We anticipate continued strong growth in business from our largest client set, investors and intermediaries. We will also benefit from cost initiatives implemented during the year. Subject to reasonable market conditions, we expect continued growth in revenue and profit."

For further information, please contact:

David Clarke, Executive Chairman, Macquarie Bank Limited (02) 8232 3413
Allan Moss, Chief Executive Officer, Macquarie Bank Limited (02) 8232 3483
Lisa Jamieson, Public Relations, Macquarie Bank Limited (02) 8232 6026
0416 237 332

2002 ASX 72

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
[illegible]

[illegible]

ASX/Media Release

Thursday July 25, 2002

MACQUARIE BANK SAYS FIRST QUARTER PROFIT WELL UP ON PRIOR CORRESPONDING QUARTER

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss today said the Bank's first quarter profit, for the three months ended June 30, 2002 was well up on the corresponding quarter in 2001.

Speaking at the Bank's 2002 Annual General Meeting at the Westin Hotel in Sydney, Mr Moss said the first quarter's profit was "a very good result". He said the Bank had seen good increases in first quarter earnings from its Investment Banking Group, Treasury and Commodities Group and Banking and Property Group. He said as planned, Macquarie was progressing well on controlling expenses.

Speaking specifically on the Bank's operating groups for the first quarter, Mr Moss noted:

Investment Banking Group is performing well and exceeded last year's result in the first quarter.

Corporate and Structured Finance has had a solid start to the year, ahead of last year, and has a promising deal flow in prospect. For the six months to 30 June, the Bank was placed first in the Thomson league tables for value of Australian merger and acquisition transactions.

Macquarie was also a close second in the equivalent equity capital markets table on total capital raised and ranked first for Initial Public Offerings completed to June 2002.

Structured Finance has commenced the year well. Cross-Border Leasing is meeting expectations with several large transactions successfully completed in the first quarter including US leases for Qantas and Deutsche Telecom.

Infrastructure and Specialised Funds Division has been very active. Macquarie Infrastructure Group (MIG) is a top 30 Australian Stock Exchange vehicle and the airport funds have been involved in the acquisitions of Sydney Airport and a major share of Rome Airport. The Macquarie Communications Infrastructure Group (MCIG) has been launched with the seed asset being the broadcast transmission towers of NTL Australia, now managed by Broadcast Australia.

Macquarie Capital continues to show good growth and to develop quality annuity income streams, particularly in Macquarie IT and Macquarie Leasing. Macquarie Equities also continues to perform well and is ahead of its result in the first quarter last year. Deal flow, in a difficult market, remains strong.

Treasury and Commodities Group's first quarter result was a record for the Group and significantly ahead of last year. Foreign Exchange had a notably good quarter with particularly good performances from the derivative sales and trading desks.

Metals and Mining recorded a strong quarter, mainly attributable to the performance of the bullion business. Debt Markets and Treasury also achieved first quarter results significantly ahead of the prior corresponding period.

Banking and Property Group recorded a strong result, well ahead of last year's first quarter. The Group's result was buoyed by the excellent performance of the Property Divisions, mainly due to the listing of the Macquarie ProLogis Trust. Banking and Mortgages both recorded significant increases on the first quarter last year, with increased deposits and volumes, respectively.

The Funds Management Group has started the year with funds under management up $3.7 billion (15 per cent) on the prior corresponding period but profits are down slightly, due to the larger performance fees booked in this period last year.

Equity Markets Group has been profitable but the first quarter result was lower than achieved in the prior corresponding period. Australia, Hong Kong and South Africa all

recorded profits in excess of those achieved in the first quarter of last year. Restructuring of the European operations was completed during the period

Despite difficult market conditions in the first quarter, **Financial Services Group's** result was ahead of the previous corresponding period. The WRAP business had the highest net cash inflows into wrap platforms for the March 2002 quarter and assets under administration reached $5 billion at 30 June. The technology programme is now nearing completion and continues to be delivered on schedule and on budget.

Direct Investments did not realise any assets during the quarter but its underlying investments are doing well. In particular, the approximately 90 per cent owned, coal seam gas producer, CH4, won the tender to supply gas to the new Townsville power station

OUTLOOK

"Investment of the capital raised in September 2001 will increasingly contribute to growth," Mr Moss said.

"We are confident about the continued growth in specialist funds with increasing numbers of international investors. Equity Markets Group continues to be leveraged to market conditions."

"We anticipate continued strong growth in business from our largest client set, investors and intermediaries. We will also benefit from cost initiatives implemented during the year. Subject to reasonable market conditions, we expect continued growth in revenue and profit."

For further information, please contact:

David Clarke, Executive Chairman, Macquarie Bank Limited	(02) 8232 3413
Allan Moss, Chief Executive Officer, Macquarie Bank Limited	(02) 8232 3483
Lisa Jamieson, Public Relations, Macquarie Bank Limited	(02) 8232 6026
	0416 237 332

2002 ASE 15

MACQUARIE BANK

Macquarie Bank L

Presentation to
Macquarie Bank Annual General Meeting

Allan Moss, Managing Director

25 July 2002

MACQUARIE BANK

Agenda

1. Results
2. Funds Management
3. What happened to the share price?
4. First quarter
5. Outlook


MACQUARIE
BANK

A small increase in after-tax profit

After-tax profit (attributable to ordinary shareholders): 3% increase

31 March 2002	31 March 2001
$250m	$242m

Pre-tax profit (attributable to ordinary shareholders): 10% increase

31 March 2002	31 March 2001
$326m	$296m


MACQUARIE
BANK

Features of the year

- → A good result in a tough environment:
  - → global competitors' profits way down
  - → achieved without material asset sales
  - → despite increase in effective tax rate
  - → with prudent accounting policies
- → The main drivers:
  - → Equity Markets Group down to breakeven
  - → Investment Banking Group well up
  - → all other operating Groups performed well
  - → broad increases in market share


MACQUARIE BANK

Operating profits for leading investment banks were down on average more than 50%

%
0
-20
-40
-60
-80
-100
Movement in operating profit yr to Mar 02
Macquarie Bank

Source: Bloomberg and published accounts


MACQUARIE
BANK

Business diversity gives consistent profits over the long haul relative to global investment banks


Macquarie Bank
Standard deviation of % change in reported **operating profit** of leading investment banks for previous 10 yrs
%
0
20
40
60
80
100
120
140
160
180
200

Source: Bloomberg


MACQUARIE
BANK

A decade of continuous growth


After-tax profit
$m
250
200
150
100
50
0
FY 1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

Earnings per share - good long-term growth but down last year

Earnings per share
cents
140
120
100
80
60
40
20
0
FY 1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

Group contributions to profit

Each Group has a number of major businesses


Funds Management 3%
Investment Banking
61%
Banking and
Property 16%
Treasury and
Commodities
21%
Equity Markets 0%
Financial Services -1%


MACQUARIE
BANK

Where the revenue comes from

By revenue type

	Full year 2002 $m	Full year 2001 $m
Fees and commissions	1,003	831
Trading	361	457
Net interest	219	179
Other	17	5
Total revenue	**$1,600**	**$1,472**


MACQUARIE
BANK

Where the revenue comes from

International vs domestic

$m
Domestic
International
1,400
1,200
1,000
800
600
400
200
0
Total operating revenue
(excluding earnings on capital)
FY
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

International operating revenue

By region


New Zealand
4%
Africa 11%
Europe
33%
Asia 25%
Americas 27%


MACQUARIE
BANK

Where the revenue comes from

By customer


57%
Investors &
Intermediaries
36%
Corporates &
Government
7%
Entrepreneurs
& Professionals

→ Investors and Intermediaries:
- → rapidly growing market
- → committed across the Bank

MACQUARIE BANK

Agenda

1. Results
2. Funds Management
3. What happened to the share price?
4. First quarter
5. Outlook


MACQUARIE
BANK

Funds management

Funds under management up 34% to $41.3b

Revenue up 68% to $323m

	Revenue $m
Specialist funds	
Base fees	80
Performance fees	81
Funds Management & Financial Services	
Base fees	155
Performance fees	7
Total	**323**


MACQUARIE
BANK

Macquarie funds deliver for investors over the long haul

- → Macquarie Infrastructure Group accumulated annual return since listing **22.6%**
- → Macquarie Direct Investment funds average IRR of **23.5%**
- → Macquarie Goodman Industrial Trust No.1 ranked industrial trust over 5 yrs to June 2002, accumulated annual return **12.2%**
- → Macquarie Office Trust No.1 ranked office trust over 5 yrs to June 2002, accumulated annual return **12.2%**
- → Macquarie CountryWide Trust (regional large supermarkets) No.3 ranked retail trust over 5 yrs to June 2002, accumulated annual return **14.1%**


MACQUARIE
BANK

We are carefully managing our investments in specialist funds and seed assets relative to our capital




$m
Tier 1 capital
Equity investments in specialist funds and seed assets
2,000
1,500
1,000
500
0
FY
1998
1999
2000
2001
2002
Now


MACQUARIE
BANK

Macquarie Airports (MAp)
A world class portfolio


Bristol 3%
Birmingham 6%
Rome 34%
Sydney 57%


MACQUARIE
BANK

Bristol Airport – achievements working with Macquarie's airport specialists

- → Year ended March 2002:
  - → Passenger growth 33% ↑
    - → charter up 13% ↑
    - → scheduled domestic 48% ↑
    - → scheduled international 65% ↑
  - → EBITDA growth 32% ↑
  - → Aeronautical charges per passenger down 18% ↓


MACQUARIE
BANK

Major other investors in Sydney Airport

Macquarie funds
53%
Ferrovial
Aeropuertos
20%
HOCHTIEF
AirPort
15%
Abbey National
Treasury Services 5%
Ontario Teachers' Pension
Plan Board 5%
MTAA 2%


MACQUARIE
BANK

Airport acquisition EBITDA multiples

MAp Acquisition Portfolio Multiple = 12.4


Prospective EV/EBITDA multiple
25
20
15
10
5
0
17.4
16.9
13.2
22.5
12.5
9.8
14.3
9.6
12.4
Brisbane
Perth
Melbourne
Adelaide
Bristol
Birmingham
Sydney
Rome
MAp

*Forecasts are based on the purchase price excluding transaction costs and duties of $20 million


MACQUARIE
BANK

MAp multiple attractive compared to alternative assets

Our challenge is to better explain this

Alternative Asset Classes	EBITDA multiple	Income characteristics
Retail property trusts	13.9	GDP
Regulated assets	12.7	CPI – 1
MAp	12.4	2 x GDP, monopoly assets.

Source: Bloomberg, management estimates

MACQUARIE BANK

Agenda

1. Results
2. Funds Management
3. What happened to the share price?
4. First quarter
5. Outlook


MACQUARIE
BANK

What's happened to the share price?

MBL share price since listing in 1996


MBL share price
$
45
40
35
30
25
20
15
10
5
0
Listing
24 July 02


MACQUARIE
BANK

What's happened to the share price?

Some factors which have affected the price

- → General equity market conditions – especially growth companies
- → The supply of MBL related securities relative to the Australian market - $6 billion in 10 months
- → Sydney Airport
- → Some concerns - fees and communication style

0
5
15
25
35
Listing
24 July 02


MACQUARIE
BANK

We are responding to market concerns

- → Better explaining Sydney Airport decision and decision processes
- → Dialogue with investors on fees and key fund decisions
- → Will pace capital raisings much more carefully
- → Broadening investor base to more international investors, highlighting:
  - → **World class businesses**
  - → **Managing world class assets**

MACQUARIE BANK

Agenda

1. Results
2. Funds Management
3. What happened to the share price?
4. First quarter
5. Outlook


MACQUARIE
BANK

The profit for the first quarter is well up on last year:

- → Good increases in:
  - → Investment Banking Group
  - → Treasury and Commodities Group
  - → Banking and Property Group
- → Controlling expenses as planned
- → Prudent accounting policies


MACQUARIE
BANK

First quarter results

- → **Investment Banking Group** up on prior corresponding period, good levels of activity across the Group in difficult environment
- → **Treasury and Commodities Group** Record first quarter, good contributions from Metals and Mining, Foreign Exchange, Debt Markets
- → **Banking and Property Group** strong result ahead of prior corresponding period, particularly Property
- → **Funds Management Group** funds under management up 15% on prior corresponding period, profits slightly down
- → **Equity Markets Group** profitable first quarter
- → **Financial Services Group** up on prior corresponding period

MACQUARIE BANK

Agenda

1. Results
2. Funds Management
3. What happened to the share price?
4. First quarter
5. Outlook


MACQUARIE
BANK

Overall outlook

→ New capital will increasingly contribute to growth

→ Continued growth in specialist funds – more international investors

→ Equity Markets Group leveraged to market conditions

→ Continued growth in 'Investor & Intermediary' client set

→ We will benefit from cost initiatives

→ **Subject to reasonable market conditions expect continued growth in revenue and profit**


MACQUARIE
BANK

We recognise that our future depends entirely on delivering good outcomes for clients and investors

MACQUARIE BANK

Macquarie Bank L

Presentation to
Macquarie Bank Annual General Meeting

Allan Moss, Managing Director

25 July 2002

MACQUARIE BANK LIMITED

CHAIRMAN'S ADDRESS

2002 ANNUAL GENERAL MEETING – 25 JULY 2002

(Check against Delivery)

GOOD MORNING LADIES AND GENTLEMEN

WELCOME TO MACQUARIE BANKS' 2002 ANNUAL GENERAL MEETING.

I AM INFORMED BY THE COMPANY SECRETARY THAT A QUORUM IS PRESENT.

AS WELL AS THE SHAREHOLDERS PHYSICALLY PRESENT HERE THIS MORNING, THE HOLDERS OF 141 MILLION SHARES, OR APPROXIMATELY 70 PER CENT OF THE BANK'S ORDINARY SHARES, ARE REPRESENTED BY PROXIES.

I WOULD ALSO LIKE TO WELCOME HOLDERS OF THE BANK'S CONVERTING PREFERENCE SHARES AND MACQUARIE INCOME SECURITIES.

ALTHOUGH THERE ARE NO RESOLUTIONS TODAY ON WHICH THESE HOLDERS MAY VOTE WE APPRECIATE THE INTEREST YOU HAVE SHOWN BY JOINING US HERE TODAY.

LET ME FIRSTLY TAKE THIS OPPORTUNITY TO INTRODUCE YOUR DIRECTORS AND SOME OF OUR EXECUTIVES.

ON MY LEFT IS YOUR MANAGING DIRECTOR ALLAN MOSS.

NEXT TO HIM IS THE BANK'S CHIEF FINANCIAL OFFICER GREG WARD, THEN JOHN ALLPASS, LAURIE COX AND BARRIE MARTIN.

ON MY RIGHT IS OUR COMPANY SECRETARY DENNIS LEONG.

NEXT TO HIM, THE DEPUTY CHAIRMAN MARK JOHNSON, THEN HELEN NUGENT AND KEVIN MCCANN.

WE CAN NOW TURN TO THE BUSINESS OF THE MEETING.

AS THERE IS A QUORUM PRESENT I DECLARE THIS MEETING OPEN.

DURING TODAY'S MEETING WE WILL DO THREE THINGS.

I WILL BRIEFLY REVIEW OUR RESULTS FOR THE PAST FINANCIAL YEAR AND TALK ABOUT THE BANK'S GOALS AND VALUES.

I WILL THEN ASK ALLAN MOSS TO DISCUSS THE YEAR IN MORE DETAIL AND GIVE YOU A PICTURE OF WHERE WE ARE HEADING.

WE WILL THEN CONSIDER, DISCUSS AND VOTE ON THE RESOLUTIONS SET OUT IN THE NOTICE OF MEETING.

AT THE END OF THE FORMAL PART OF THE MEETING, THE DIRECTORS AND MANY OF OUR SENIOR EXECUTIVES WOULD LIKE YOU TO JOIN US FOR TEA AND COFFEE IN THE FOYER.

AT THE OUTSET, LET ME SAY THAT 2001 WAS AN EXTRAORDINARY YEAR AND THESE REMAIN EXTRAORDINARY TIMES.

IT WAS A YEAR OF ENORMOUS CHALLENGES FOR ALL FINANCIAL INSTITUTIONS AND THERE IS NO DOUBT THAT IT TESTED ALL OF US AT MACQUARIE.

WE HAVE SEEN A SERIES OF CONTINUING IMPACTS ON THE WORLD ECONOMY INCLUDING A GLOBAL RECESSION, A TERRORIST ATTACK ON NEW YORK, THE END OF THE TECHNOLOGY COMPANY BUBBLE, BANKRUPTCIES OF UNPRECEDENTED SCALE IN THE UNITED STATES, THE COLLAPSE OF ONE OF AUSTRALIA'S TWO MAJOR AIRLINES, A ROYAL COMMISSION INTO THE COLLAPSE OF A MAJOR AUSTRALIAN INSURANCE COMPANY, THE IMPLOSION OF THE ARGENTINEAN ECONOMY AND CONTINUING ECONOMIC PROBLEMS IN JAPAN.

ANY ONE OF THESE ISSUES ALONE WOULD HAVE BEEN VIEWED AS A VERY SIGNIFICANT BLOW TO FINANCIAL MARKETS.

TOGETHER THEY HAVE SHAKEN PUBLIC CONFIDENCE IN CORPORATIONS AND FINANCIAL MARKETS WORLDWIDE.

WHILE THERE IS NO SIMPLE ANSWER TO THE ISSUE OF PUBLIC CONFIDENCE, INDIVIDUAL COMPANIES LIKE MACQUARIE BANK NEED TO RENEW THEIR FOCUS ON THE LONG TERM, PRACTICE GOOD CORPORATE GOVERNANCE AND DISCLOSURE AND EMPHASISE VALUES LIKE INTEGRITY AND WORKING TO THE HIGHEST POSSIBLE STANDARDS.

DESPITE THE CHALLENGES DURING THE YEAR MACQUARIE WAS ONE OF THE FEW MAJOR INVESTMENT BANKS IN THE WORLD TO RECORD AN INCREASE IN PROFIT.

OUR AFTER TAX PROFIT OF $250 MILLION WAS THREE PER CENT HIGHER THAN LAST YEAR AND WHILE THIS RESULT WAS BELOW OUR OWN EXPECTATIONS, IT WAS SIGNIFICANTLY AHEAD OF OUR GLOBAL PEERS.

IN FACT OVER THE SAME 12 MONTH PERIOD THE PROFITS OF OUR INTERNATIONAL INVESTMENT BANKING COMPETITORS FELL ON AVERAGE BY ABOUT 50 PER CENT.

THIS YEAR'S INCREASE MARKED A DECADE OF CONTINUOUS PROFIT GROWTH FOR MACQUARIE.

THIS CONTINUOUS GROWTH IN VALUE FOR OUR SHAREHOLDERS OVER THE LONG TERM, IS THE ONE OF THE REAL TESTS OF OUR SUCCESS.

WE BELIEVE THAT OUR INVESTORS HAVE THE RIGHT TO EXPECT THAT FROM MACQUARIE.

OUR PRE-TAX PROFIT ROSE TEN PER CENT TO $326 MILLION. THE AFTER TAX RETURN ON AVERAGE ORDINARY SHAREHOLDERS FUNDS WAS 18.7 PER CENT PER ANNUM.

ORDINARY SHAREHOLDERS WILL HAVE RECENTLY RECEIVED THEIR 2002 FINAL DIVIDEND.

IN LINE WITH MACQUARIE'S DISTRIBUTION POLICY THE DIVIDEND FOR THE FULL YEAR TOTALLED 93 CENTS A SHARE AND WAS 70 PER CENT FRANKED.

IMPORTANTLY MACQUARIE BANK IS IN A VERY STRONG FINANCIAL POSITION.

THE TWO KEY TESTS OF FINANCIAL STRENGTH ARE A BANK'S TIER ONE CAPITAL ADEQUACY RATIO AND ITS RATINGS AS DETERMINED INDEPENDENTLY BY THE INTERNATIONAL RATING AGENCIES.

AT MARCH 31 THIS YEAR OUR TIER ONE CAPITAL WAS $1.9 BILLION.

THIS WAS UP OVER $600 MILLION.

OUR TIER ONE RATIO WAS 17.8 PER CENT WHICH IS HIGHER THAN ALL OTHER BANKS IN AUSTRALIA INCLUDING THE MAJOR TRADING BANKS.

OUR CREDIT QUALITY IS VERY SOUND.

BAD DEBT WRITE OFFS WERE 0.16 OF 1 PER CENT FOR THE YEAR TO MARCH 31, 2002 AND HAVE REMAINED BELOW 0.2 PER CENT FOR THE LAST TEN YEARS

SO IN AN EXTRAORDINARILY DIFFICULT TIME, OUR PROFITS GREW, WE STRENGTHENED OUR FINANCIAL POSITION AND WE INCREASED OUR SHARE OF MANY IMPORTANT MARKETS.

BUT WHAT DO WE BELIEVE IS BEHIND THAT CONTINUED, CONSISTENT GROWTH?

WHY ARE WE CONFIDENT THAT IT WILL CONTINUE?

AND WHAT IS IN PLACE TO MANAGE RISKS?

I THINK THE STARTING POINT IS TO UNDERSTAND THAT MACQUARIE BANK IS NOW A MAJOR PARTICIPANT IN WORLD FINANCIAL MARKETS.

BY FOLLOWING A VERY FOCUSED STRATEGY AND A SET OF SIX IMPORTANT PRINCIPLES, A DEDICATED AND COMMITTED STAFF HAVE TAKEN MACQUARIE FROM A HANDFUL OF OFFICES IN 1985 TO NOW BEING RANKED AMONG THE TOP INVESTMENT BANKS IN THE WORLD.

IMPORTANTLY, FROM AN AUSTRALIAN PERSPECTIVE, OF THE TOP 15 INVESTMENT BANKS IN THE WORLD WE ARE THE ONLY ONE HEADQUARTERED IN AUSTRALIA.

MACQUARIE NOW HAS 22 OFFICES IN 15 COUNTRIES.

LAST YEAR, INTERNATIONAL INCOME WAS ABOUT 26 PER CENT OF OUR TOTAL INCOME AND THIS CAME FROM A DIVERSE RANGE OF ACTIVITIES INCLUDING CROSS BORDER LEASING, STRUCTURED PRODUCTS, EQUITIES BROKERAGE, EQUITY DERIVATIVES, TREASURY AND COMMODITIES AND PROPERTY AND FUNDS MANAGEMENT.

WE ARE RECOGNIZED AS A WORLD LEADER IN ARRANGING INFRASTRUCTURE FINANCING.

THE MACQUARIE BANK GROUP IS ALSO ONE OF THE WORLD'S LEADING INFRASTRUCTURE FUND MANAGERS, WITH OUR FLAGSHIP FUND, THE MACQUARIE INFRASTRUCTURE GROUP, OWNING INTERESTS IN TOLL ROADS IN THE UK, OTHER PARTS OF EUROPE, AUSTRALIA AND CANADA.

MACQUARIE ALSO MANAGES INFRASTRUCTURE EQUITY INVESTMENTS IN THE UNITED STATES, SOUTHERN AFRICA AND KOREA.

WHEN WE BEGAN AS MACQUARIE BANK IN 1985 WE HAD NO IDEA THAT AN ORGANIZATION OF ABOUT 480 PEOPLE WOULD TURN INTO THE MACQUARIE BANK OF TODAY.

BUT WE DID HAVE SOME BIG AMBITIONS.

WE DEVELOPED AN AMBITION TO BECOME THE PRE- EMINENT PROVIDER OF FINANCIAL SERVICES OVER THE LONG HAUL.

THIS WAS A PRETTY LOFTY AMBITION FOR A SMALL BANK AT THE WRONG END OF THE WORLD.

IT WAS ALSO A PRETTY LOFTY AMBITION IN AN INDUSTRY WHERE THE ONLY REAL DIFFERENCE BETWEEN INVESTMENT BANKS IS IN THEIR PEOPLE, THEIR REPUTATION AND THEIR CULTURE AND THE CONVENTIONAL WISDOM WAS, AND STILL IS TO SOME EXTENT, THAT ALL THE BEST PEOPLE ARE IN NEW YORK, LONDON, FRANKFURT OR TOKYO.

SO TO BE ABLE TO COMPETE, TO BE ABLE TO MEET THAT LOFTY AMBITION WE HAD TO FIND NICHES IN THE MARKET WHERE WE COULD HAVE A REAL ADVANTAGE.

WE HAD TO HAVE THE DISCIPLINE TO REMAIN FOCUSED ON THOSE NICHES AND NOT BE TEMPTED TO MEET OUR BIGGER AND FINANCIALLY STRONGER COMPETITORS HEAD ON.

WE ALSO HAD TO HAVE AN ABNORMALLY LARGE SHARE OF THE TALENT POOL. WE NEEDED TO MAKE MACQUARIE A PLACE WHERE THE BEST AND BRIGHTEST PEOPLE WANTED TO WORK.

TO DO THAT WE DEVELOPED SIX PRINCIPLES WHICH STILL GUIDE ALL OF US AT MACQUARIE IN 2002.

THESE WERE PUBLISHED IN A BOOKLET CALLED "MACQUARIE BANK – WHAT WE STAND FOR", A BOOKLET THAT IS USED A LOT IN MEETINGS WITH POTENTIAL CLIENTS AND POTENTIAL STAFF MEMBERS.

1. INTEGRITY

THE FIRST OF THE SIX PRINCIPLES IS INTEGRITY.

NO FINANCIAL INSTITUTION AND INCREASINGLY NO OTHER KIND OF INSTITUTION OR ORGANIZATION CAN SURVIVE WITHOUT INTEGRITY.

SOME YEARS AGO WE GAVE OUR TREASURER, PAUL ROBERTSON, THE ADDITIONAL ROLE OF INTEGRITY OFFICER.

ANYONE IN THE BANK CAN GO TO PAUL AND TALK CONFIDENTIALLY ON ANY CONCERN THEY HAVE ABOUT ANY ASPECT OF THEIR WORK OR WHAT THEY

SEE OTHERS DOING THAT MAY BE IN CONFLICT WITH SOUND ETHICAL PRACTICES OR OUR SIX PRINCIPLES.

WE HAVE FOUND PAUL'S ROLE DOES WORK AND MAKES A MAJOR CONTRIBUTION TO GOOD GOVERNANCE.

WHILE ON THE SUBJECT OF INTEGRITY, I SHOULD ALSO CONFIRM THAT ALL OUR ACCOUNTING PRACTICES ARE CONSERVATIVE AND ROBUST AS THEY ALWAYS HAVE BEEN.

2. CLIENT COMMITMENT

THE SECOND IS CLIENT COMMITMENT.

OUR CLIENTS ARE AT THE CENTRE OF ALL THAT WE DO.

OUR CLIENTS INCLUDE INVESTORS AND INTERMEDIARIES, CORPORATES AND GOVERNMENTS AND PROFESSIONALS AND ENTREPRENEURS.

3. STRIVE FOR PROFITABILITY

WE NEED TO STRIVE FOR PROFITABILITY.

ONLY IF WE ARE PROFITABLE CAN WE ATTRACT THE BEST PEOPLE, ATTRACT THE CHEAPEST CAPITAL, DELIVER VALUE TO OUR SHAREHOLDERS AND CONTRIBUTE TO THE BROADER COMMUNITY.

4. FULFILMENT FOR OUR PEOPLE

COMPARED TO MANY COMPANIES IN AND OUTSIDE FINANCIAL SERVICES, OUR STAFF TURNOVER, PARTICULARLY AFTER THE EARLY YEARS OF A PERSON'S CAREER IS VERY LOW AND OUR PEOPLE GENERALLY STAY WITH US FOR A LONG TIME.

ONE OF THE REASONS FOR THIS IS OUR COMMITMENT TO FULFILMENT FOR OUR PEOPLE AND OUR EMPHASIS ON BALANCE BETWEEN WORKPLACE AND PRIVATE LIFE.

5. TEAMWORK

WE ENCOURAGE ALL OUR PEOPLE TO WORK AS A TEAM.

WE WANT TO CREATE AN ENVIRONMENT WHERE FORMAL STRUCTURES AND POLITICS DON'T GET IN THE WAY OF PEOPLE DOING THE BEST JOB THEY CAN FOR OUR CLIENTS.

I WANT TO TAKE THE TIME HERE TO MAKE SPECIAL MENTION OF OUR 91 STAFF IN NEW YORK.

THREE OF THEM WERE IN THE WORLD TRADE CENTRE BUILDINGS AT THE TIME OF THE TERRORIST ATTACKS.

THANKFULLY THEY WERE NOT PHYSICALLY INJURED BUT LIKE ALL NEW YORKERS THEY WENT THROUGH A LONG PERIOD OF EXTRAORDINARY UNCERTAINTY AND STRESS AND ANGUISH.

TO ACKNOWLEDGE THEIR COMMITMENT IN A VERY DIFFICULT TIME, WE MADE A FINANCIAL CONTRIBUTION TO A NUMBER OF THE TRUSTS ESTABLISHED TO LOOK AFTER THE FAMILIES WHO LOST LOVED ONES ON SEPTEMBER 11.

6. HIGHEST STANDARDS.
THE FINAL BUT EQUALLY IMPORTANT PRINCIPLE IS ESTABLISHING AND WORKING TO THE HIGHEST PROFESSIONAL STANDARDS.

WE KNOW THAT WE WILL ONLY ACHIEVE SUPERIOR RETURNS THROUGH THE HIGHEST QUALITY WORK THUS PROVIDING SUPERIOR VALUE TO OUR CLIENTS AND OTHERS WITH WHOM WE DEAL.

I UNDERSTAND THAT WHEN I TALK ABOUT OUR PEOPLE, I KNOW THAT MANY OF YOU THINK OUR SENIOR EXECUTIVES ARE VERY HIGHLY PAID.

THE ISSUE THAT WE FACE IS THIS.

IN MANY WAYS WE HAVE BEGUN TO REALISE THAT AMBITION WE SET BACK IN 1985, WHEN THE BANK WAS FOUNDED OR IN FACT EVEN EARLIER WHEN WE WERE KNOWN AS HILL SAMUEL AUSTRALIA.

WE ARE NOW ONE OF THE TOP 15 INVESTMENT BANKS IN THE WORLD BUT...WE ARE THE ONLY ONE OF THOSE BANKS HEADQUARTERED IN AUSTRALIA.

THE REALITY FOR MACQUARIE BANK IS THAT WE COMPETE FOR TALENT WITH THE BIGGEST FINANCIAL INSTITUTIONS IN THE WORLD BOTH HERE AND IN OUR OVERSEAS OFFICES.

WHILE NONE OF OUR MAJOR COMPETITORS HAVE TO DISCLOSE THE REMUNERATION PAID TO EXECUTIVES IN AUSTRALIA, WE KNOW THAT THEIR AUSTRALIAN STAFF ARE ON SIMILAR COMPENSATION PACKAGES TO OUR OWN.

WITH A LARGE AND GROWING OFFSHORE PRESENCE, INCLUDING OPERATIONS IN MANY OF THE MAJOR FINANCIAL CENTRES AROUND THE WORLD, OUR BENCHMARK IS NOT ONLY WHAT BRANCH OFFICES OF INVESTMENT BANKS PAY IN SYDNEY OR MELBOURNE BUT ALSO WHAT THE HEADQUARTERS OF INVESTMENT BANKS PAY IN WALL STREET, OR THE CITY IN LONDON OR IN FRANKFURT OR IN HONG KONG.

WE HAVE A RESPONSIBILITY TO OUR SHAREHOLDERS AND TO OUR INVESTORS TO OFFER REMUNERATION THAT ATTRACTS THE BEST PEOPLE TO MACQUARIE BANK AND KEEPS THEM HERE.

WHAT IS IMPORTANT IS THAT WE HAVE MECHANISMS TO ENSURE WE CAN OBJECTIVELY DETERMINE THE APPROPRIATE LEVEL OF COMPENSATION, THAT THE COMPENSATION IS PRIMARILY PERFORMANCE BASED AND THAT THE COMPENSATION ALIGNS THE INTERESTS OF OUR PEOPLE WITH THE INTERESTS OF SHAREHOLDERS.

THERE ARE THREE MAJOR ELEMENTS TO OUR REMUNERATION POLICY.

THE FIRST ELEMENT IS A MARKET RELATED BASE SALARY.

GIVEN CURRENT MARKET CONDITIONS THERE WILL BE NO INCREASE IN BASE SALARY PAID TO SENIOR EXECUTIVES IN THIS CURRENT YEAR AND INCREASES ELSEWHERE IN THE BANK WILL BE VERY LIMITED.

THE SECOND ELEMENT OF REMUNERATION IS A CASH BONUS WHERE ALL STAFF SHARE IN A PROFIT POOL.

THIS PROFIT POOL IS DETERMINED BY TWO FACTORS:
THE AMOUNT OF NET PROFIT AFTER TAX
AND
THE PROFIT EARNED THAT IS IN EXCESS OF THE COST OF CAPITAL.

FOR SENIOR EXECUTIVES OF THE BANK, THEIR ANNUAL REMUNERATION IS HEAVILY WEIGHTED TOWARDS THEIR PERFORMANCE COMPONENT SO THERE IS A STRONG INCENTIVE FOR THEM TO MAXIMISE THE BANK'S NET PROFIT AND RETURN ON EQUITY

FURTHER, FOR THE BANK'S EXECUTIVE DIRECTORS ...THE TOP 140 EXECUTIVES.... A COMPONENT OF THEIR REMUNERATION IS DEFERRED FOR UP TO TEN YEARS TO ENCOURAGE LONG TERM COMMITMENT TO THE BANK.

THIS DEFERRED COMPONENT IS ALSO SUBJECT TO FORFEITURE IN CERTAIN CIRCUMSTANCES.

FOR EXECUTIVE DIRECTORS OF THE BANK THERE ARE ALSO PERFORMANCE HURDLES BASED ON THE BANK'S THREE YEAR AVERAGE RETURN ON ORDINARY EQUITY WHICH MUST BE MET BEFORE OPTIONS CAN BE EXERCISED.

AS FAR AS WE ARE AWARE, FEW, IF ANY, OF OUR GLOBAL COMPETITORS IMPOSE PERFORMANCE HURDLES ON THEIR EXECUTIVE OPTION PLANS.

FINALLY ON REMUNERATION, IT'S IMPORTANT TO NOTE THAT THE BANK'S EMPLOYEE OPTION PLAN, WHICH IS AVAILABLE TO ABOUT 20 PERCENT OF THE BANK'S STAFF, PROVIDES FOR VESTING OF OPTIONS OVER A FOUR YEAR PERIOD, FURTHER ENCOURAGING LONGER TERM COMMITMENT.

TOTAL EMPLOYMENT EXPENSES ARE APPROXIMATELY 50 PER CENT OF REVENUE WHICH IS IN LINE WITH OUR COMPETITORS IN AUSTRALIA AND OVERSEAS.

WHEN LOOKING AT DIRECTORS AND EXECUTIVE OFFICERS REMUNERATION IN THE ANNUAL REPORT IT IS IMPORTANT TO UNDERSTAND THAT THE INCREASE IN THE BASE REMUNERATION FROM THE PREVIOUS YEAR REPRESENTS EMPLOYMENT DECISIONS TAKEN 12 MONTHS AGO AND ALSO THE NUMBERS ATTRIBUTED TO OPTIONS RELATE TO OPTIONS ISSUED IN RESPECT OF THE 2001 FINANCIAL YEAR.

THIS ARISES BECAUSE THE OPTIONS WERE ISSUED SOME TIME AFTER BALANCE DATE. SIMILARLY, THE VALUE OF OPTIONS ISSUED IN RESPECT OF THE 2002 FINANCIAL YEAR WILL APPEAR IN NEXT YEAR'S ANNUAL REPORT.

*ON THE ISSUE OF OPTIONS T*HERE HAS BEEN A LOT OF DISCUSSION RECENTLY ON WHETHER COMPANIES SHOULD TREAT OPTIONS GRANTED TO EMPLOYEES AS EXPENSES.

THE BANK'S VIEW IS THIS:
FIRSTLY WE BELIEVE A COMPANY'S REPORTING OF OPTIONS SHOULD BE TRANSPARENT.

WE ALREADY MAKE MORE DISCLOSURE IN RELATION TO OUR OPTIONS THAN PROBABLY ANY OTHER COMPANY ON THE AUSTRALIAN STOCK EXCHANGE.

AS A RESULT WHEN ANALYSTS LOOK AT MACQUARIE THEY ARE ABLE TO ASSESS THE IMPACT OF OPTIONS ON THE PROFIT AND LOSS ACCOUNT BECAUSE OUR REPORTING IS SO TRANSPARENT.

OUR CURRENT ESTIMATE OF THE AMOUNT THAT WOULD BE EXPENSED IF WE WERE TO ADOPT THE PROPOSED ACCOUNTING STANDARD WOULD BE IN THE ORDER OF $50M BEFORE TAX.

SECONDLY, IF AND WHEN, GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CHANGE TO TREATING OPTIONS AS AN EXPENSE, WE WILL BE AT THE FOREFRONT OF THAT CHANGE.

OPTIONS ARE PROBABLY THE MOST CONTENTIOUS ISSUE A CHAIRMAN FACES AT QUESTION TIME AT AN ANNUAL GENERAL MEETING AND ONE THAT CAUSES A SIGNIFICANT AMOUNT OF COMMENT IN THE BUSINESS MEDIA.

THE REALITY IS THAT THERE IS ONLY ONE REASON ANY COMPANY USES OPTIONS AND THAT IS TO BE COMPETITIVE IN THE EMPLOYMENT MARKET.

WHILE THEY CAUSE CRITICISM, OPTIONS DO ALIGN THE INTERESTS OF EMPLOYEES AND SHAREHOLDERS.

THEY DO WORK.

WHEN SHAREHOLDERS ARE REWARDED, SO ARE EMPLOYEES.

WHEN SHAREHOLDERS FEEL PAIN, SO TOO DO EMPLOYEES.

CLEARLY, BEING ABLE TO ATTRACT AND RETAIN THE MOST TALENTED PEOPLE IS CRITICAL TO OUR SUCCESS.

ANOTHER IMPORTANT CONTRIBUTOR HAS BEEN OUR STRATEGY.

A VERY IMPORTANT ELEMENT OF THE BANK'S STRATEGY IS TO BUILD STRONG POSITIONS IN IMPORTANT NICHE MARKETS.

ALLAN WILL TALK MORE ABOUT OUR STRATEGY BUT LET ME JUST SAY THAT WE ARE MARKET LEADERS IN IMPORTANT SEGMENTS OF THE GLOBAL INFRASTRUCTURE MARKET SUCH AS ROADS AND AIRPORTS, AND IMPORTANT SEGMENTS OF THE CROSS BORDER STRUCTURED FINANCE MARKET.

THE NET RESULT OF IMPLEMENTING OUR STRATEGY IS THAT TODAY MACQUARIE HAS A MORE FOCUSSED YET MORE DIVERSE BUSINESS MIX THAT GENERATES MORE STABLE PROFITS.

OUR FUNDS ARE INVESTED IN ASSETS THAT ARE PRODUCING AND WILL CONTINUE TO PRODUCE VERY SOLID AND SAFE RETURNS OVER TIME, REGARDLESS OF STOCK MARKET FLUCTUATIONS.

EQUALLY WE HAVE CHANGED THE NATURE OF OUR SOME OF OUR BUSINESSES TO BUILD MORE ANNUITY INCOME INTO OUR BUSINESS MIX.

GIVEN THE SUSTAINABILITY OF OUR EARNINGS, OUR FINANCIAL STRENGTH AND OUR OUTLOOK FOR THE FUTURE, THE DROP IN OUR SHARE PRICE IS A DISAPPOINTMENT TO ALL OF US INSIDE THE BANK AND I KNOW PARTICULARLY TO YOU.

WE ARE VERY COMMITTED TO CREATING VALUE FOR EVERY INVESTOR IN MACQUARIE.

WHILE ALLAN WILL DETAIL SOME OF THE ACTIONS WE ARE TAKING TO ADDRESS THE ISSUES RAISED BY INVESTORS AND SHAREHOLDERS AND TALK ABOUT OUR SPECIALIST FUNDS, LET ME REITERATE ON BEHALF OF THE BOARD OUR COMMITMENT TO YOU AND TO CREATING AND DELIVERING SHAREHOLDER VALUE.

I ALSO WANT TO ASSURE YOU THAT THERE ARE VERY SOUND AND RIGOROUS PROCESSES IN PLACE TO ENSURE THAT OUR FUNDS BUY GOOD ASSETS AT GOOD VALUES.

THE APPROVAL PROCESS STARTS WITH A RISK ASSESSMENT CARRIED OUT BY THE RELEVANT FUNDS, INCLUDING APPROPRIATE DUE DILIGENCE.

THE APPROVAL PROCESS CONSIDERS FINANCIAL RISK, REPUTATION RISK, FUNDING REQUIREMENTS AND REGULATORY REQUIREMENTS.

IN EACH FUND, THERE ARE INDEPENDENT APPROVAL PROCESSES, WITH SEPARATE BOARDS, INCLUDING INDEPENDENT DIRECTORS WHO CAN, AND DO, SEEK INDEPENDENT ADVICE.

THERE ARE DEDICATED COMPLIANCE RESOURCES TO ENSURE THAT THE FUNDS MEET THEIR PROSPECTUS AND ONGOING COMPLIANCE OBLIGATIONS. THE APPROVAL PROCESSES ARE CONDUCTED WITH THE SAME RIGOUR AND DISCIPLINE AS APPLIES WITHIN THE BANK WHEN IT MAKES AN INVESTMENT DECISION.

FOR EXECUTIVES IN OUR FUNDS MANAGEMENT AREAS, THE PERFORMANCE OF THE RESPECTIVE FUNDS FOR INVESTORS IN THOSE FUNDS, IS A KEY CONSIDERATION IN ASSESSING EXECUTIVE PERFORMANCE.

OVER THE LAST SIX YEARS, MACQUARIE BANK HAS GROWN SIGNIFICANTLY.

WE HAVE MOVED INTO NEW AREAS LIKE ROADS AND AIRPORTS WHERE WE HAVE A MUCH WIDER RELATIONSHIP WITH THE GENERAL COMMUNITY IN AUSTRALIA AND INCREASINGLY OFFSHORE.

WHILE MACQUARIE HAS A TRADITION OF BEING INVOLVED IN THE COMMUNITY, WE NOW MANAGE A NUMBER OF ASSETS THAT ARE IMPORTANT TO THE WIDER COMMUNITY.

WE HAVE TO MOVE TO A BROADER DIALOGUE WITH THE COMMUNITY AND IN THIS AREA WE HAVE THINGS TO LEARN.

FOR OVER 20 YEARS, A PORTION OF OUR PROFIT EACH YEAR HAS GONE TO THE MACQUARIE BANK FOUNDATION TO HELP COMMUNITIES OF WHICH WE ARE A PART.

LAST YEAR WE SENT A COPY OF THE FOUNDATION'S REPORT TO EVERY SHAREHOLDER.

FROM THAT REPORT YOU WOULD HAVE SEEN OUR FOCUS IS ON EDUCATION, HEALTH RESEARCH, HEALTH CARE, WELFARE, THE ENVIRONMENT, THE ARTS AND INDIGENOUS AUSTRALIANS.

WE DIRECTLY SUPPORT MORE THAN 200 ORGANISATIONS AND OUR STAFF INDIVIDUALLY AND COLLECTIVELY SUPPORT MANY MORE.

OUR MAJOR PROGRAMS INCLUDE A PARTNERSHIP WITH ASTHMA AUSTRALIA TO FUND RESEARCH INTO A DISEASE THAT LIMITS THE LIFE EXPERIENCE OF THOUSANDS OF AUSTRALIAN CHILDREN.

THE FOUNDATION ALSO PROVIDES ASSISTANCE TO THE SYDNEY CITY MISSION, JUVENILE DIABETES, THE MS SOCIETY, THE NELSON MANDELA CHILDREN'S FUND, THE BANGARA DANCE THEATRE ,THE SALVATION ARMY EDUCATION FOUNDATION AND THE CHILDREN'S CANCER INSTITUTE (TO NAME JUST A FEW).

WE SUPPORT OUR PEOPLE WHO VOLUNTEER TIME AND TAKE A LEADERSHIP ROLE IN HELPING OTHERS DEVELOP AND REACH THEIR POTENTIAL.

IN TERMS OF OUR OTHER MAJOR CONTRIBUTION TO AUSTRALIA'S ECONOMY, WE BELIEVE THAT WE ARE BUILDING A GREAT INTERNATIONAL FINANCIAL INSTITUTION BASED IN AUSTRALIA.

THAT IN ITSELF HAS SIGNIFICANT BENEFITS.

OUR VIEW IS THAT THE ABILITY TO ATTRACT AND RETAIN CORPORATE HEAD OFFICES HELPS DETERMINE A NATION'S PROSPERITY.

THIS PROVIDES MORE CONTROL OVER A COUNTRY'S ECONOMIC FUTURE, HELPS CREATE BETTER QUALITY JOBS, ENHANCES THE COUNTRY'S REPUTATION, HELPS FORM AND CREATE INTERNATIONALLY COMPETITIVE SMALL BUSINESSES AND HAS IMPORTANT FLOW ON EFFECTS TO UNIVERSITIES AND OTHER INSTITUTIONS.

DIRECTLY AND INDIRECTLY, WE ESTIMATE THAT MACQUARIE SUSTAINS MORE THAN 15,000 JOBS IN AUSTRALIA.

THIS YEAR WE INCREASED STAFF NUMBERS AND EARNED OVER $380 MILLION IN INTERNATIONAL INCOME.

IN RECENT MONTHS, THROUGH OUR FUNDS, $4 BILLION HAS BEEN INVESTED IN AUSTRALIAN ASSETS, RETAINING THOSE ASSETS IN MAJORITY AUSTRALIAN OWNERSHIP.

BUT HAVING SAID THAT, WE UNDERSTAND THAT WE NEED TO STRENGTHEN OUR RELATIONSHIP BUILDING WITH THE COMMUNITIES IN WHICH WE WORK.

I KNOW THAT SHAREHOLDERS AND THE REST OF THE COMMUNITY EXPECT THAT FROM US.

NEARLY 5,000 PEOPLE MAKE UP MACQUARIE BANK.

THEY MADE A SIGNIFICANT CONTRIBUTION THIS YEAR UNDER DIFFICULT CONDITIONS AND ON YOUR BEHALF I WANT TO THANK THEM ALL.

TO SUM UP:

WHILE FINANCIAL MARKETS HAVE BEEN HIGHLY VOLATILE, WE BELIEVE THE OUTLOOK FOR THE GLOBAL AND AUSTRALIAN ECONOMIES REMAINS REASONABLE.

IN THE US, STRONG CONSUMER SPENDING HAS UNDERPINNED AN UPTURN IN INDUSTRIAL PRODUCTION PROMPTING THE US FEDERAL RESERVE TO REVISE ITS US GROWTH FORECAST UPWARDS.

THIS IMPROVEMENT IN DEMAND HAS, IN TURN, FLOWED THROUGH TO STRONGER GROWTH AMONG SOME OF AUSTRALIA'S ASIAN TRADING PARTNERS, SUCH AS KOREA AND CHINA.

OF COURSE IT IS POSSIBLE THAT SUSTAINED WEAKNESS IN FINANCIAL MARKETS COULD UNDERMINE CONFIDENCE AND SLOW THE PACE OF THE GLOBAL RECOVERY.

HOWEVER, GIVEN THE ABSENCE OF ANY INFLATIONARY PRESSURES IN THE GLOBAL ECONOMY, POLICYMAKERS HAVE THE ABILITY TO SUPPORT GROWTH IF THE NEED ARISES.

WE BELIEVE THE OUTLOOK ALSO REMAINS SOUND FOR AUSTRALIA.

WHILE A MODERATION IN HOUSING ACTIVITY SUGGESTS THAT ECONOMIC GROWTH MIGHT SLOW MODESTLY NEXT YEAR, FALLING UNEMPLOYMENT AND LOW INTEREST RATES HAVE RESULTED IN VERY STRONG LEVELS OF CONSUMER SENTIMENT AND THIS SHOULD CONTINUE TO UNDERPIN HEALTHY GROWTH IN CONSUMPTION.

AS ALWAYS, THERE ARE RISKS TO THIS OUTLOOK.

BUT, GIVEN THE LACK OF ANY SIGNIFICANT IMBALANCES IN THE AUSTRALIAN ECONOMY, THERE IS AMPLE SCOPE FOR POLICYMAKERS TO RESPOND QUICKLY TO THESE DEVELOPMENTS SHOULD THEY OCCUR.

THEY DID IN 2001.

GIVEN THE BANK'S FINANCIAL STRENGTH, OUR LEADING MARKET POSITIONS HERE AND OVERSEAS, A FIRM COMMITMENT TO OUR GUIDING PRINCIPLES AND A COMMITTED AND TALENTED STAFF WE EXPECT THAT SUBJECT TO REASONABLE MARKET CONDITIONS, MACQUARIE BANK WILL ENJOY CONTINUED GROWTH IN REVENUE AND PROFIT.

LET ME NOW INTRODUCE ALLAN MOSS WHO WILL COMMENT IN MORE DETAIL ON THE BANK'S PERFORMANCE DURING THE PAST YEAR AND THE OUTLOOK FOR THE BANK IN THE YEAR AHEAD.

ALLAN.

2002 ASX 75

03 JUL 11 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,168

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or nterest payment	YES
5	Issue price or consideration	14,336 at $14.29 each 5,000 at $14.32 each 11,332 at $14.52 each 19,500 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 July 2002

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
201,931,879	Fully paid ordinary Shares
40,000,000	QanMacs (QFMHA)
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
19,629,454	Options over ordinary shares at various exercise prices

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
....
..... Date: 26 July 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

Releases to the Australian Stock Exchange made in 2002

76 - 166

2002 ASE 76

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

03 JUL 14 AM 7:21

26 July 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update and Appendix 3B

Since the last notification to ASX of the position at 3 July 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue. A completed Appendix 3B is attached.

The following options have been exercised (converting into one fully paid share per option):

- 407,674 options exercisable at $11.17 each and expiring on 18 July 2002 (MBLABE);
- 61,371 options exercisable at $11.17 each and expiring on 11 August 2002 (MBLAAQ);
- 6,668 options exercisable at $11.39 each and expiring on 10 March 2003 (MBLAAU);
- 6,668 options exercisable at $13.82 each and expiring on 14 May 2003 (MBLABY);
- 108,345 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 11,333 options exercisable at $14.18 each and expiring on 23 February 2004 (MBLADE);
- 97,054 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 3,396 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 24,997 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL); and

- 1,666 options exercisable at $23.94 each and expiring on 30 August 2005 (MBLAGS).

The following new options have been issued:

- 45,000 options exercisable at $33.54 each and expiring on 4 July 2007 (MBL0107);
- 5,000 options exercisable at $33.45 each and expiring on 5 July 2007 (MBL0108);
- 12,500 options exercisable at $33.05 each and expiring on 8 July 2007 (MBL0109);
- 12,500 options exercisable at $33.37 each and expiring on 9 July 2007 (MBL0110);
- 5,000 options exercisable at $36.00 each and expiring on 10 July 2007 (MBL0111);
- 5,000 options exercisable at $35.21 each and expiring on 11 July 2007 (MBL0112);
- 12,500 options exercisable at $33.20 each and expiring on 12 July 2007 (MBL0113);
- 5,000 options exercisable at $33.19 each and expiring on 15 July 2007 (MBL0114);
- 5,000 options exercisable at $33.19 each and expiring on 19 July 2007 (MBL0115);
- 12,500 options exercisable at $33.06 each and expiring on 22 July 2007 (MBL0116); and
- 5,000 options exercisable at $32.47 each and expiring on 23 July 2007 (MBL0117).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 6,014 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 5,000 options exercisable at $28.15 each and expiring on 28 February 2006 (MBL0005);
- 12,500 options exercisable at $27.71 each and expiring on 2 February 2006 (MBL0002);
- 5,000 options exercisable at $25.01 each and expiring on 12 October 2005 (MBLAHB);
- 8,927 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);

- 10,000 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 5,000 options exercisable at $27.81 each and expiring on 15 January 2006 (MBLAHU); and
- 1 option exercisable at $11.17 and expiring on 18 July 2002 (MBLABE).

Thus, at 25 July 2002 the number of issued fully paid ordinary $1.00 shares was 201,881,711.

The number of options on issue at 25 July 2002 was 19,679,622, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	729,172
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	469,045 @ $11.17 each 6,668 @ $11.39 each 6,668 @ $13.82 each 11,333 @ $14.18 each 108,345 @ $14.29 each 100,450 @ $18.51 each 26,663 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Within a few days of paying up or exercise.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
201,881,711	Fully paid ordinary Shares
40,000,000	QanMacs (QFMHA)
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,679,622	Options over ordinary shares at various exercise prices (See Attachment 1)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

+ See chapter 19 for defined terms.

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 July 2002
(Company secretary)

Print name: Dennis Leong

+ See chapter 19 for defined terms.

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 25 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	01/02/2006
MBL0002	10,000	$27.71	02/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0006	5,000	$27.13	13/03/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0009	1,329	$27.66	29/03/2006
MBL0010	5,000	$28.00	02/04/2006
MBL0011	5,000	$27.28	11/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0013	5,000	$28.57	18/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	06/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	01/08/2006
MBL0029	4,664,270	$34.71	02/08/2006
MBL0030	5,000	$30.25	03/08/2006
MBL0031	5,000	$28.21	07/08/2006
MBL0032	12,500	$27.78	08/08/2006
MBL0033	10,000	$29.50	09/08/2006
MBL0034	12,500	$31.00	10/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	811,900	$34.71	31/08/2006
MBL0041	5,000	$34.82	03/09/2006
MBL0042	5,000	$27.60	04/09/2006
MBL0043	5,000	$33.95	06/09/2006
MBL0044	25,000	$31.48	05/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 25 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	287,269	$34.71	28/09/2006
MBL0053	5,000	$35.93	01/10/2006
MBL0054	5,000	$37.10	02/10/2006
MBL0055	12,500	$36.47	03/10/2006
MBL0056	5,000	$29.72	08/10/2006
MBL0057	5,000	$37.52	09/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0060	5,000	$35.59	16/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	07/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	03/12/2006
MBL0073	5,000	$35.71	05/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	04/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0090	5,000	$36.73	28/03/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 25 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0091	5,000	$35.90	29/03/2007
MBL0092	12,500	$36.34	01/04/2007
MBL0093	5,000	$37.52	02/04/2007
MBL0094	12,500	$34.82	03/04/2007
MBL0095	12,500	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	5,000	$35.59	08/04/2007
MBL0098	5,000	$37.35	09/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	5,000	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	04/07/2007
MBL0108	5,000	$33.45	05/07/2007
MBL0109	12,500	$33.05	08/07/2007
MBL0110	12,500	$33.37	09/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	5,000	$35.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBLAAT	20,000	$11.53	30/03/2003
MBLAAW	14,168	$14.83	16/09/2003
MBLAAX	5,668	$14.59	18/09/2003
MBLAAY	13,300	$14.67	22/09/2003
MBLAAZ	5,668	$13.11	23/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABR	10,000	$13.15	30/04/2003
MBLABV	6,668	$13.48	08/05/2003
MBLABW	6,668	$14.35	09/05/2003
MBLABY	12	$13.82	14/05/2003
MBLABZ	10,000	$14.32	15/05/2003
MBLACA	20,000	$13.28	18/05/2003
MBLACC	5,668	$14.47	20/05/2003
MBLACE	14,500	$14.52	26/06/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 25 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLACF	11,334	$14.31	11/06/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	38,334	$14.47	21/08/2003
MBLACK	1,441,387	$14.29	28/08/2003
MBLACM	17,000	$12.25	02/12/2003
MBLACN	17,000	$14.65	04/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	06/11/2003
MBLACR	17,000	$12.73	06/12/2003
MBLACS	14,167	$15.23	07/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADD	14,168	$14.55	22/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	122,500	$18.89	31/03/2004
MBLADJ	11,334	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	04/06/2004
MBLADV	17,000	$14.52	08/06/2004
MBLADW	4,955,914	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	609,728	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	06/09/2004
MBLAEK	50,000	$18.08	07/09/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 25 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEL	22,750	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	09/11/2004
MBLAER	25,000	$17.93	15/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	3,334	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	10,000	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,702,094	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	06/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	01/08/2005
MBLAFT	50,000	$23.94	02/08/2005
MBLAFU	111,182	$23.94	11/08/2005
MBLAFV	13,334	$18.51	03/08/2005
MBLAFX	5,000	$24.29	05/08/2005
MBLAFZ	30,000	$24.69	07/08/2005
MBLAGA	5,000	$24.12	09/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	08/08/2005
MBLAGD	1,666	$25.49	12/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 25 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	02/01/2006
MBLAHO	5,000	$27.86	03/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	09/01/2006
MBLAHS	5,000	$27.71	05/01/2006
MBLAHT	5,000	$26.95	08/01/2006
MBLAHV	12,500	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	**19,679,622**		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	75,169

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or nterest payment	YES
5	Issue price or consideration	20,000 at $13.28 each 31,002 at $14.29 each 6,668 at $14.35 each 17,499 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 July 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,007,048	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,554,285	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
..... Date: 29 July 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

03 JUL 14 PM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections *(attach sheets if there is not enough space)*.

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or nterest payment	YES
5	Issue price or consideration	2,500 at $14.29 each 7,500 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 July 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,017,048	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,544,285	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

11/3/2002

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 July 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

2002 ASX 79

03 JUL 14 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	19 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	
Date of change	24 July 2002
No. of securities held prior to change	1,199,410.34 units
Class	Units in Cash Management Trust
Number acquired	N/A
Number disposed	313,372.80 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$313,372.80

+ See chapter 19 for defined terms

No. of securities held after change	856,043.54 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale of units in Macquarie Cash Management Trust

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 30 July 2002

G:\CAG\COS\BORL\ASX\MCSsem29072002.doc

+ See chapter 19 for defined terms.

03 JUL 17 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	17 May 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	29 July 2002
No. of securities held prior to change	30,000 partly paid stapled securities in Macquarie Airports (Please note in the ASX notice dated 3 April 2002, this holding was incorrectly recorded as a direct interest)
Class	Ordinary
Number acquired	45,000 partly paid stapled securities in Macquarie Airports
Number disposed	30,000 partly paid stapled securities in Macquarie Airports
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	*45,000 partly paid stapled securities in Macquarie Airports each acquired at 45c amounting to a consideration of $20,250. On payment of the final call, the total investment will be $63,250; *30,000 partly paid stapled securities in Macquarie Airports each sold at 45c amounting to a consideration of $13,500.

G:\CAG\COVERFORM\ASX\ALLPASS\...doc

No. of securities held after change	45,000 partly paid stapled securities in Macquarie Airports
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition and sale of partly paid stapled securities in Macquarie Airports

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

30 July 2002

G:\CAO\COS+\BORLAND\ASX\ALLPASS\ga29072002.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,999

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or nterest payment	YES
5	Issue price or consideration	11,333 at 12.73 each 1,666 at S18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 July 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,030,047	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	19,531,286	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 July 2002.
(Company secretary)

Print name: ..Joanne Hawkins...........................

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

1 August 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 25 July 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 6,668 options exercisable at $14.35 each and expiring on 9 May 2003 (MBLABW);
- 5,000 options exercisable at $14.32 each and expiring on 15 May 2003 (MBLABZ);
- 20,000 options exercisable at $13.28 each and expiring on 18 May 2003 (MBLACA);
- 47,838 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 11,333 options exercisable at $12.73 each and expiring on 6 December 2003 (MBLACR);
- 11,332 options exercisable at $14.52 each and expiring on 8 June 2004 (MBLADV);
- 29,498 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW); and
- 16,667 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG).

Thus, at 31 July 2002 the number of issued fully paid ordinary $1.00 shares was 202,030,047.

The number of options on issue at 31 July 2002 was 19,531,286, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	01/02/2006
MBL0002	10,000	$27.71	02/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0006	5,000	$27.13	13/03/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0009	1,329	$27.66	29/03/2006
MBL0010	5,000	$28.00	02/04/2006
MBL0011	5,000	$27.28	11/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0013	5,000	$28.57	18/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	06/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	01/08/2006
MBL0029	4,664,270	$34.71	02/08/2006
MBL0030	5,000	$30.25	03/08/2006
MBL0031	5,000	$28.21	07/08/2006
MBL0032	12,500	$27.78	08/08/2006
MBL0033	10,000	$29.50	09/08/2006
MBL0034	12,500	$31.00	10/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	811,900	$34.71	31/08/2006
MBL0041	5,000	$34.82	03/09/2006
MBL0042	5,000	$27.60	04/09/2006
MBL0043	5,000	$33.95	06/09/2006
MBL0044	25,000	$31.48	05/09/2006
MBL0046	20,000	$28.19	20/09/2006

5

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	287,269	$34.71	28/09/2006
MBL0053	5,000	$35.93	01/10/2006
MBL0054	5,000	$37.10	02/10/2006
MBL0055	12,500	$36.47	03/10/2006
MBL0056	5,000	$29.72	08/10/2006
MBL0057	5,000	$37.52	09/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0060	5,000	$35.59	16/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	07/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	03/12/2006
MBL0073	5,000	$35.71	05/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	04/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0090	5,000	$36.73	28/03/2007
MBL0091	5,000	$35.90	29/03/2007
MBL0092	12,500	$36.34	01/04/2007
MBL0093	5,000	$37.52	02/04/2007
MBL0094	12,500	$34.82	03/04/2007
MBL0095	12,500	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	5,000	$35.59	08/04/2007
MBL0098	5,000	$37.35	09/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	5,000	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	04/07/2007
MBL0108	5,000	$33.45	05/07/2007
MBL0109	12,500	$33.05	08/07/2007
MBL0110	12,500	$33.37	09/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	5,000	$35.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBLAAT	20,000	$11.53	30/03/2003
MBLAAW	14,168	$14.83	16/09/2003
MBLAAX	5,668	$14.59	18/09/2003
MBLAAY	13,300	$14.67	22/09/2003
MBLAAZ	5,668	$13.11	23/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABR	10,000	$13.15	30/04/2003
MBLABV	6,668	$13.48	08/05/2003
MBLABY	12	$13.82	14/05/2003
MBLABZ	5,000	$14.32	15/05/2003
MBLACC	5,668	$14.47	20/05/2003
MBLACE	14,500	$14.52	26/06/2003
MBLACF	11,334	$14.31	11/06/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	38,334	$14.47	21/08/2003
MBLACK	1,393,549	$14.29	28/08/2003
MBLACM	17,000	$12.25	02/12/2003
MBLACN	17,000	$14.65	04/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	06/11/2003
MBLACR	5,667	$12.73	06/12/2003
MBLACS	14,167	$15.23	07/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADD	14,168	$14.55	22/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	122,500	$18.89	31/03/2004
MBLADJ	11,334	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	04/06/2004
MBLADV	5,668	$14.52	08/06/2004
MBLADW	4,926,416	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	593,061	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	06/09/2004
MBLAEK	50,000	$18.08	07/09/2004
MBLAEL	22,750	$18.51	24/09/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	09/11/2004
MBLAER	25,000	$17.93	15/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	3,334	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	10,000	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,702,094	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	06/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	01/08/2005
MBLAFT	50,000	$23.94	02/08/2005
MBLAFU	111,182	$23.94	11/08/2005
MBLAFV	13,334	$18.51	03/08/2005
MBLAFX	5,000	$24.29	05/08/2005
MBLAFZ	30,000	$24.69	07/08/2005
MBLAGA	5,000	$24.12	09/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	08/08/2005
MBLAGD	1,666	$25.49	12/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	02/01/2006
MBLAHO	5,000	$27.86	03/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	09/01/2006
MBLAHS	5,000	$27.71	05/01/2006
MBLAHT	5,000	$26.95	08/01/2006
MBLAHV	12,500	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	19,531,286		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,666

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or nterest payment	YES
5	Issue price or consideration	8,332 at $18.51 each 2,334 at $14.29 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 August 2002

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX *(including* the securities in clause 2 if applicable)	202,040,713	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX *(including* the securities in clause 2 if applicable)	25,020,825	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 1 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,661

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or nterest payment	YES
5	Issue price or consideration	6,668 at $13.48 each 5,668 at $14.29 each 41,325 at $18.51 each 5,000 at $18.89 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 August 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,099,374	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,958,831	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:2 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

2005-5 85



03 JUL 16 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	8 April 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	----
Date of change	2 August 2002
No. of securities held prior to change	Macquarie Bank Limited fully paid ordinary shares shares 1,478
Class	Ordinary
Number acquired	206 fully paid ordinary Macquarie Bank Limited shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.16 per share amounting to $4,976.96
No. of securities held after change	1,684 (of which 1,039 were acquired through Macquarie Bank Non-Executive Director Share Acquisition Plan) Please note that Tower Trust Limited, a company which acts as a trustee for Helen Nugent's

C:\TAG\CORSEC\DIR_ANC\Nugent...2082002.doc

+ See chapter 19 for defined terms.

	superannuation fund continues to hold 1,073 fully paid ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of shares acquired pursuant to the Macquarie Bank Non-Executive Share Acquisition Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 August 2002

+ See chapter 19 for defined terms.

2002 ASX 86.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurie G Cox
Date of last notice	4 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 August 2002
No. of securities held prior to change	Macquarie Bank Limited fully paid ordinary shares 158,669
Class	Ordinary
Number acquired	3,094 fully paid ordinary Macquarie Bank Limited shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.16 per share amounting to a total $74,751.04
No. of securities held after change	161,763 Macquarie Bank Limited ordinary shares (of which 26,763 were acquired through the Macquarie Bank Non-Executive Director Share Acquisition Plan) Please note that ANZ Nominees Pty Limited as nominee for Jumala Holdings Pty Limited as trustee for the LGC Superannuation Fund of which Laurie Cox is a beneficiary, continues to hold 207,692 ordinary fully paid shares.

03 JUL 17 AM 7:21

08/05 02 TUE 10:52 FAX 61 2 82374330 COMPANY SECRETARIAL 001

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of shares acquired pursuant to the Macquarie Bank Non-Executive Director Share Acquisition Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 August 2002

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	30 July 2002 (Last notice regarding options over Macquarie Bank shares - 9 July 2002)

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited unlisted options over unissued ordinary shares held by Lacuna Nominees Pty Limited as nominee for Allan Moss.
Date of change	1 August 2002
No. of securities held prior to change	<u>Macquarie Bank Limited unlisted options over unissued ordinary shares</u> 115,000 options exerciseable at $18.51 each and expiring on 13 August 2004; 50,000 options exerciseable at $23.94 each and expiring on 2 August 2005; 126,000 options exerciseable at $34.71 each and expiring on 2 August 2006.

+ See chapter 19 for defined terms.

Class	Macquarie Bank Limited unlisted options over unissued ordinary shares.
Number acquired	Following approval at Macquarie Bank Limited's 2002 Annual General Meeting, 156,800 options exerciseable at $30.51 each and expiring on 1 August 2007 were granted to Lacuna Nominees Pty Limited as nominee for Allan Moss on 1 August 2002.
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The options were issued for no consideration.
No. of securities held after change	Macquarie Bank Limited unlisted options over unissued ordinary shares 115,000 options exerciseable at $18.51 each and expiring on 13 August 2004; 50,000 options exerciseable at $23.94 each and expiring on 2 August 2005; 126,000 options exerciseable at $34.71 each and expiring on 2 August 2006; 156,800 options exerciseable at $30.51 each and expiring on 1 August 2007.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of employee options.

Part 2 - Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

G:\CAG\COS\HBORLAND\ASX\MOSS\aem06082002.doc

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 6 August 2002

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,434

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or nterest payment	YES
5	Issue price or consideration	22,452 at $14.29 each 6,400 at $14.52 each 12,582 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 August 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,140,808	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,917,397	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements in full through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date:6 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.


ASX
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Change of Director's Interest Notice

Document date: Tue 06 Aug 2002 **Published:** Tue 06 Aug 2002 16:38:34
Document No: 270784 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

MACQUARIE BANK LIMITED 2002-08-06 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Macquarie Bank Limited

ABN 46 008 583 542

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Barrie R Martin

Date of last notice 04/01/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest

(including registered holder)	-
Date of change	02/08/2002
No. of securities held prior to change	Macquarie Bank Ltd fully paid ordinary shares 3,951
Class	Ordinary
Number Acquired	412 fully paid ordinary Macquarie Bank Ltd shares
Number disposed	Nil
Value/consideration	$24.16 per share amounting to a total $9,953.92
No. of securities held after change	4,363 Macquarie Bank Ltd Ordinary shares (of which 2,080 were acquired through the Macquarie Bank Non-Executive Director Share Acquisition Plan) Note that Wolli Investments Pty Ltd, a company in which Barrie Martin has a relevant interest, continue to hold a further 585 fully paid ordinary shares
Nature of change	On marekt acquisition of shares acquired pursuant to the Macquarie Bank Non-Executive Share Acquisition Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

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2002 ASE 90

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

03 JUL 17 7:21

6 August 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 2 August 2002, was 0.0464%.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASE 91



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	10 July 2002 but 4 January 2002 re shares and options in Macquarie Bank Limited

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 June, 6 June and 2 August, 2002
No. of securities held prior to change	Macquarie Bank Limited fully paid ordinary shares 734,600 fully paid ordinary shares
Class	Fully paid ordinary shares in Macquarie Bank Limited
Number acquired	93,803 Macquarie Bank fully paid ordinary shares were acquired via the Macquarie Bank Staff Share Acquisition Plan on 2 August 2002.
Number disposed	

G:\CASCOSEC\BORLAND\ASX\JOHNSON\ma-01082002.doc

03 JUL 11 AM 7:21

07/08 02 WED 17:09 FAX 61 2 82374330 COMPANY SECRETARIAL 001

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24.16 per share amounting to a consideration of $2,266,280.44 for the fully paid shares
No. of securities held after change	872,403 fully paid Macquarie Bank Limited ordinary shares, (of these 128,403 were acquired pursuant to the Macquarie Bank Staff Share Acquisition Plan)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition of fully paid ordinary shares pursuant to the Macquarie Bank Staff Share Acquisition Plan

Part 2 – Change of director's interests in contracts

Detail of contract	Exchange traded put option contracts over fully paid Macquarie Bank shares
Nature of interest	Ownership
Name of registered holder (if issued securities)	Mark RG Johnson
Date of change	3 and 6 June, 2002
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	50 exchange traded $30.00 25 July 2002 put option contracts over fully paid ordinary shares (Please note that this was erroneously described as 1,000 exchange traded put options in the Appendix 3X lodged on 4 January 2002.)
Interest acquired	
Interest disposed	50 exchange traded $30.00 25 July 2002 put option contracts over fully paid ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$20,000
Interest after change	Nil

Dated: 7 August 2002

G:\CAG\CUS\HBORLAND\ASX\JOHNSON\es\01082002.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,591

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	8,001 at $14.29 each 6,400 at $14.52 each 13,300 at $14.87 each 17,890 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 August 2002

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
202,186,399	Fully paid ordinary Shares
40,000,000	QanMacs (QFMHA)
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
24,871,806	Options over ordinary shares at various exercise prices

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:7 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins...........................

== == == == ==

+ See chapter 19 for defined terms.

ASE 2002 93

08/09 02 THU 16:18 FAX 61 2 82374336 COMPANY SECRETARIAL *** COMPANY ANNOUNCE 001

03 AUG 15 AM 7:21

Appendix 3Y
Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	7 August 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited unlisted options over unissued ordinary shares held by Lacuna Nominees Pty Limited as nominee for Mark Johnson.
Date of change	1 August 2002
No. of securities held prior to change	NIL
Class	Macquarie Bank Limited unlisted options over unissued ordinary shares.
Number acquired	Following approval at Macquarie Bank Limited's 2002 Annual General Meeting, 88,200 options exercisable at $30.51 each and expiring on 1 August 2007 were granted to Lacuna Nominees Pty Limited as nominee for Mark Johnson on 1 August 2002.
Number disposed	N/A

G:\CAO\COS\HBO\CLAYTON\ASX\JOHNSON\asx08082002.doc

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The options were issued for no consideration
No. of securities held after change	84,200 options exercisable at $30.51 each and expiring on 1 August 2007.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of employee options.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 8 August 2002

G:\CAO\COS\HBORLAND\ASX\JOHNSON\[illegible]08082002.doc

+ See chapter 19 for defined terms.

2002 ASX 74

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,036

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	13,836 at $14.29 each 11,200 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 August 2002

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
202,211,435	Fully paid ordinary Shares
40,000,000	QanMacs (QFMHA)
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
24,846,770	Options over ordinary shares at various exercise prices

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements in full through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
..... Date:8 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,501

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	4,168 at $14.29 each 5,668 at $14.47 each 11,665 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 August 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,232,936	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,825,269	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

---

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date:9 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.


Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced [illegible]

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	7 August 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	<u>Macquarie Airports partly paid stapled securities</u> Macquarie Airports partly paid stapled securities held by Wig Nominees Pty Limited as custodian of Divon 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary.
Date of change	8 August 2002
No. of securities held prior to change	<u>Macquarie Airports partly paid stapled securities</u> Nil
Class	Partly paid stapled securities in Macquarie Airports
Number acquired	200,000 Macquarie Airports partly paid stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	200,000 Macquarie Airports partly paid stapled securities acquired for $76,334.40. On payment of the final call, the total investment will be $276,334.40
No. of securities held after change	200,000 Macquarie Airports partly paid stapled securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of partly paid stapled securities in Macquarie Airports

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	
Detail of contract	
Nature of interest	
Interest acquired	

12 August 2002

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections *(attach sheets if there is not enough space).*

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,666

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	6,666 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 August 2002

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,239,602	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,818,603	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
..... Date:12 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,661

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,668 at $13.11 each 12,500 at $14.29 each 5,000 at $14.32 each 1,700 at $14.52 each 7,793 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.

+ See chapter 19 for defined terms.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 August 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,272,263	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,785,942	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

11/3/2002

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:13 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act

Name of Director	Allan E Moss
Date of last notice	6 August 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 August 2002
No. of securities held prior to change	Nil
Class	Macquarie Communications Infrastructure Group stapled securities
Number acquired	500,000 stapled securities in Macquarie Communications Infrastructure Group

+ See chapter 19 for defined terms

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,000,000
No. of securities held after change	500,000 stapled securities in Macquarie Communications Infrastructure Group
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription for stapled securities pursuant to a prospectus

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 13 August 2002

G:\CAC\COSTHBORLAND\ASX\MOSS\aemt3012.KE.doc

2002 ASX 100

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

<u>ASX/News Release</u> Tuesday August 13, 2002

MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP – MACQUARIE BANK ALLOTTMENT

Following the completion of Macquarie Communications Infrastructure Group's (MCIG's) Initial Public Offer of stapled securities today and the underwriting of the issue earlier this month by Macquarie Equity Capital Markets (MECM), UBS Warburg and JB Were, Macquarie Bank Limited (MBL) announced today it has been allotted 50 million stapled securities in MCIG.

As disclosed in the MCIG Prospectus, $100 million of MBL's allotted stapled securities, representing approximately 32 per cent of MCIG's total securities on issue, will be escrowed for 12 months. The Bank has undertaken not to exercise its votes on these securities, underscoring the alignment of its interests with other MCIG securityholders.

In addition MECM has been allotted 15.78 million in stapled securities pursuant to its underwriting of the Offer. The allotment of securities to MECM reflects difficult market conditions since Prospectus date.

For further information, please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank (02) 8232 3543
Lisa Jamieson, Public Relations, Macquarie Bank (02) 8232 6016

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

Macquarie Bank Limited

VOLUME III

Releases to the Australian Stock Exchange made in 2002 (continued)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,342

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	31,676 at $14.29 each 1,666 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 August 2002

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
202,305,605	Fully paid ordinary Shares
40,000,000	QanMacs (QFMHA)
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
24,752,600	Options over ordinary shares at various exercise prices

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:14 August 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	6 August 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	• 25 July 2002: partly paid securities in Macquarie Airports; • 7 August 2002: Units in Southern Cross FLIERS Trust
No. of securities held prior to change	• Partly paid securities in Macquarie Airports: Nil • Units in Southern Cross FLIERS Trust: Nil
Class	• Partly paid securities in Macquarie Airports; • Units in Southern Cross FLIERS Trust
Number acquired	• Partly paid securities in Macquarie Airports: 6000 • Units in Southern Cross FLIERS Trust: 100
Number disposed	• Partly paid securities in Macquarie Airports: Nil • Units in Southern Cross FLIERS Trust: Nil

G:\CAD\COSNBO\LAN\ASX\MARTIN\... .doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Partly paid securities in Macquarie Airports: $2460. On payment of the final call, the total investment is $8,460; • Units in Southern Cross FLIERS Trust $10,000.
No. of securities held after change	• Partly paid securities in Macquarie Airports: 6000; • Units in Southern Cross FLIERS Trust: 100.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• On market acquisition of partly paid securities in Macquarie Airports; • Units in Southern Cross FLIERS Trust allotted pursuant to a prospectus.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

14 August 2002

G:\CAO\COS\HBORLAND\MSX\MARTIN\bm14082002.doc

+ See chapter 19 for defined terms.

2002 ASE 103

18/08 02 FRI 18:40 FAX 61 2 82374330 COMPANY SECRETARIAL ••• COMPANY ANNOUNCE 001

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3273
Facsimile
(02) 8232 4330

Email Address
dleong@macquarie.com.au

Please telephone
Sally Mott on
(02) 8232 8025
if complete transmission
not received

Company Secretarial



Attention	Company Announcements Office	Date	16 August 2002
Company	ASX		
Fax No	1300 300 021	Pages	3 (incl. this page)
From	Dennis Leong	Priority	Routine

MACQUARIE BANK

Message

Appendix 3Y for immediate release.

03 JUL 14 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act

Name of Director	John G Allpass
Date of last notice	30 July 2002 but 18 February 2002 re holdings of MCW

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	9 August 2002
No. of securities held prior to change	54,146 Macquarie CountryWide Trust ("MCW") units
Class	Ordinary
Number acquired	2,276 MCW units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,597.22
No. of securities held after change	56,422 MCW units

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

16 August 2002

G:\CAO\COS\HOORLAND\ASX\ALLPAS\Crgs09082002.doc

+ See chapter 19 for defined terms.

19/08 02 MON 16:37 FAX 61 2 92374336 COMPANY SECRETARIAL --- COMPANY ANNOUNCE 001



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	17 May 2002 re holdings of Macquarie Infrastructure Group 15 February 2002 re holdings of Macquarie Leisure Trust

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	14 August 2002 re Macquarie Infrastructure Group (MIG) 12 August 2002 re Macquarie Leisure Trust (MLT)
No. of securities held prior to change	74,995 MIG stapled securities 21,630 MLT units
Class	MIG: stapled securities MLT: ordinary units
Number acquired	1,213 MIG stapled securities 1,240 MLT units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MIG stapled securities: $2.84 each MLT units: $0.6451 each

G:\CAG\COSN\BORLAND\ASX\ALLPASS\ [illegible]

+ See chapter 19 for defined terms.

03 JUL 14 PM 7:21

Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	76,206 MIG stapled securities 22,870 MLT units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

19 August 2002

2002 ASX 105

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

19 August 2002

Company Announcements Office
Australian Stock Exchange Limited

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 16 August 2002, was 0.0463%.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASE 106

03 JUL [illegible] 7:21


AUSTRALIAN STOCK EXCHANGE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MACQUARIE BANK LIMITED
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	H K McCann
Date of last notice	3 July 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary: • stapled securities in Macquarie Communications Infrastructure Group. • units in Southern Cross FLIERS Trust D M McCann (wife of H K McCann): • Units in Macquarie Martin Place Trust
Date of change	H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary: • 13 August 2002 for stapled securities in Macquarie Communications Infrastructure Group; • 7 August 2002 for units in Southern Cross Cross FLIERS Trust. D M McCann (wife of H K McCann): • 9 August 2002 for units in Macquarie Martin Place Trust.
No. of securities held prior to change	• Stapled securities in Macquarie Communications Infrastructure Group: Nil; • Units in Southern Cross FLIERS Trust: Nil, • Units in Macquarie Martin Place Trust: Nil

Class	• Stapled securities in Macquarie Communications Infrastructure Group • Units in Southern Cross FLIERS Trust; • Units in Macquarie Martin Place Trust;
Number acquired	• Stapled securities in Macquarie Communications Infrastructure Group 25,000; • Units in Southern Cross FLIERS Trust: 500; • Units in Macquarie Martin Place Trust: 103,000.
Number disposed	• Stapled securities in Macquarie Communications Infrastructure Group Nil; • Units in Southern Cross FLIERS Trust1: Nil; • Units in Macquarie Martin Place Trust: Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Stapled securities in Macquarie Communications Infrastructure Group:$50,000; • Units in Southern Cross FLIERS Trust:$50,000; • Units in Macquarie Martin Place Trust: $100,000.
No. of securities held after change	• Stapled securities in Macquarie Communications Infrastructure Group:25,000; • Units in Southern Cross FLIERS Trust: 500; • Units in Macquarie Martin Place Trust: 103,000.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Stapled securities in Macquarie Communications Infrastructure Group allotted pursuant to a prospectus • Units in Southern Cross FLIERS Trust allotted pursuant to a prospectus. • Units in Macquarie Martin Place Trust allotted pursuant to a prospectus

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

21 August 2002


2002 ASX 107


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03 JUL 14 AM 7:21

Change of Director's Interest Notice

Document date: Thu 22 Aug 2002 **Published:** Thu 22 Aug 2002 16:19:48
Document No: 272301 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

MACQUARIE BANK LIMITED 2002-08-22 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Macquarie Bank Limited

ABN 46 008 583 542

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Mark Johnson

Date of last notice 08/08/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest

(including registered holder)	Perpetual Custodians Ltd as custodian for MSJ Superannuation Fund which is controlled by the director and of which he is beneficiary.
Date of change	01/07/2002 - Units in Macquarie Martin Place Trust 14/08/2002 - Ordinary MIG stapled securities
No. of securities held prior to change	Units in Macquarie Martin Place Trust - Nil Ordinary MIG stapled securities Perpetual Custodians Pty Ltd 649,923 Mark Johnson 151,920 TOTAL 801,843
Class	Units in Macquarie Martin Place Trust Ordinary MIG stapled securities
Number Acquired	251,800 Units in Macquarie Martin Place Trust.
Number disposed	Nil Units in Macquarie Martin Place Trust Nil Ordinary MIG stapled securities
Value/consideration	Units in Macquarie Martin

	Place Trust: $244,300 Ordinary MIG stapled securities: $6,977.88
No. of securities held after change	Units in Macquarie Martin Place Trust Ordinary MIG stapled securities Perpetual Custodians Pty Ltd 649,923 Mark Johnson 154,377 804,300
Nature of change	Macquarie Martin Place Trust: units allotted pursuant to a prospectus MIG stapled securities: Issue of securities under DRP

Part 2 - Change of director's relevant interests in contracts

Detail of contract	N/A
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-

Value/consideration	-
Interest after change	-

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	47,498
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	20,000 at $11.53 each 2,380 at $14.29 each 20,118 at $18.51 each 5,000 at $ 18.89 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 August 2002

Number	+Class

+ See chapter 19 for defined terms

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,353,103	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,449,259	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of *security holders	
25	If the issue is contingent on *security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do *security holders sell their entitlements *in full* through a broker?	
31	How do *security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the

+ See chapter 19 for defined terms.

Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:22 August 2002.
(Company secretary)

Print name: Joanne Hawkins.........................

== == == == ==

+ See chapter 19 for defined terms.

2002 ASE 109

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232-3250
Facsimile:
(02) 8232-4330

Email Address
jenny.kovacs@macquarie.com

Please telephone
jkovacs on
(02)
if complete transmission
not received.

Investor Relations

03 JUL 14 AM 7:21

MACQUARIE BANK

Attention	ASX – Company Announcements	Date	28 August 2002
Company			
Fax No	1300-300-021	Pages	3 (incl. this page)
From	Jenny Kovacs	Priority	Routine

Message

Please find attached announcement for immediate release.

Please call me on 02-8232-3250 if you have any questions.

Regards

Jenny Kovacs

Manager, Investor Relations


AUSTRALIAN STOCK EXCHANGE

Macquarie Bank Limited
ABN 46 008 583 542

[illegible]

Telex 122246
SWIFT MACQAU2S

[illegible]


MACQUARIE
BANK

26 August 2002

Dear Macquarie Bank Limited Shareholder

I know that many of you were unable to attend our recent Annual General Meeting (AGM). In this letter, I would like to give you a brief summary of my address and the Managing Director's presentation to the AGM, discuss our outlook for the year ahead and talk about some of the issues you may have seen raised about the Bank and our specialist funds. My full address and the Managing Director's presentation are available on our website at www.macquarie.com.au/agm

Our website also contains all our recent investor presentations, media releases, annual reviews and financial statements and other useful information for both investors and clients. However, if you would like a hard copy of the address and presentation please call our Investor Relations Division on (02) 8232 4750.

Our business is going well

- Macquarie recorded its 10th year of continuous profit growth in 2002
- Pre-tax profit was $326 million, up 10%
- Net profit after tax was $250 million, up 3%
- Return on shareholders' funds was 16.7% per annum
- Full year dividend was 93 cents per share, 70% franked.

We are very strongly capitalised

We have about $2 billion of Tier 1 capital relative to approximately $500 million in equity investments in seed assets and specialist funds. At 31 March 2002 our Tier 1 Capital ratio was a strong 17.8% and it remains high.

The share price

At the AGM, we addressed what we see as the main factors behind the recent drop in our share price. These included the downturn in world stock markets (which has particularly affected the market value of 'growth' stocks like Macquarie), the large supply of Macquarie related securities in recent months, concerns about the Bank's involvement with Sydney Airport and the listed Macquarie Airports (MAp) and MAp's low market price, increased equity holdings in the Bank's specialist funds and potential expensing of employee options.

Sydney Airport

In June 2002, Sydney Airport was acquired by the Southern Cross Consortium. The consortium is made up of three Macquarie managed funds and five other large institutional investors. The Southern Cross bid priced Sydney Airport at the lower end of the price paid for other Australian airports relative to EBITDA (earnings before interest, tax, depreciation and amortisation).

On 21 August 2002, Sydney Airports Corporation Limited (SACL) announced an excellent full year result with an increase of 40% in EBITDA from $226.5m to $316.3m for the year to 30 June 2002. The result is impressive because it was achieved in a period when:

- Sydney Airport had lost its second largest customer (Ansett) and
- world air travel was hard hit by the aftermath of the tragic events of September 11 2001.

There has been extensive publicity about the negotiations between Virgin Blue and the operator of Sydney Airport, SACL, about Virgin Blue gaining access to the former Ansett terminal at Sydney Airport. You would understand that issues regarding the use of Sydney Airport facilities, and particularly commercial negotiations it is having with a potential tenant, are issues for SACL. While funds managed by Macquarie are significant investors in SACL, it is an independent corporation with other beneficial owners.

We understand that all the investors in the Southern Cross Consortium remain confident that Sydney Airport is an excellent long-term investment. The Bank shares this confidence. However, we are disappointed about the weak market price of MAp securities since the acquisition of Sydney Airport and more recently, Rome airports.

MAp has a portfolio of four significant airports - Bristol International Airport, Birmingham Airport, Sydney Airport and Rome Airport. MAp is one of the largest private sector airport owners in the world, with a globally diverse portfolio of outstanding assets. We believe this offers investors substantial long-term benefits. The team at MAp is working hard to help investors and others better understand the value of the portfolio of airports owned by the fund. If you would like more details about MAp and its investments please visit the website at www.macquarie.com.au/airports or phone MAp on 1800 181 895.

Outlook

As you are aware, world equity markets this year have been very difficult with widespread falls in share prices. Economic conditions in major world economies are weaker than anticipated. We are not immune from market conditions, as we saw last year when our Equity Markets Group had a significant profit decline. Nevertheless, the Bank overall reported a record profit in 2002 although profit growth was slower than in previous years.

Our first quarter profit this year was well up on last year's and, subject to reasonable market conditions, we expect continued growth in revenue and profit.

We have built a world class investment bank and the only major investment bank in the world headquartered in Australia. Through our specialist funds, we are building a world class portfolio of assets for our investors. We are very conscious of the need to continue providing good investment returns to our clients and investors and will be working very hard to achieve this in the period ahead.

Yours faithfully

David S. Clarke AO
Executive Chairman

Macquarie Bank Limited
ABN 46 008 583 542

No. 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

DX 10287 SSE
SWIFT MACQAU2S

ASX/News Release Wednesday August 28, 2002

MACQUARIE AIRPORTS (MAp) – MACQUARIE POSITION

Following the closure yesterday of the retail component of Macquarie Airports' (MAp's) Priority Entitlement Offer, Macquarie Bank Limited (MBL) announced today that Macquarie entities will hold approximately 81.6 million MAp stapled securities at a cost of approximately $128 million.

In addition, and subject to the approval by security holders at MAp's General Meeting on September 3, MBL will be issued with a further 12.5 million MAp securities at $2.00 per stapled security.

Macquarie Bank Chief Financial Officer Greg Ward said MBL had approximately $2 billion of Tier 1 capital relative to approximately $500 million in equity investments in seed assets and specialist funds. At 31 March 2002, the Bank's Tier 1 Capital Ratio was a strong 17.8 per cent and it remains high.

Mr Ward said the Bank remained on track for growth in revenue and profit in the current half year and reiterated the outlook statements made at the Macquarie Bank Annual General Meeting last month.

For further information, please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank (02) 8232 3543
Lisa Jameson, Public Relations, Macquarie Bank (02) 8232 6016




Getting started
ASX



Change of Director's Interest Notice

Document date: Mon 02 Sep 2002 **Published:** Mon 02 Sep 2002 20:16:40
Document No: 273402 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

MACQUARIE BANK LIMITED 2002-09-02 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Macquarie Bank Limited

ABN 46 008 583 542

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director David S Clarke (AO)

Date of last notice 12/08/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Indirect

Nature of indirect interest

(including registered holder)

Macquarie Bank Limited unlisted options over unissued ordinary shares held by Lacuna Nominees Pty Limited as nominee for David Clarke.

Date of change 30/08/2002

No. of securities held prior to change

106,250 options exercisable at $14.29 each and expiring on 28 August 2003.

25,000 options exercisable at $23.94 each and expiring on 30 August 2005.

63,000 options exercisable at $34.71 each and expiring on 31 August 2006.

Class

Macquarie Bank Limited unlisted options over unissued ordinary shares.

Number Acquired

Following approval at Macquarie Bank Limited's 2002 Annual General Meeting, 78,400 options exercisable at $30.51 each and expiring on 30 August 2007 were granted to Lacuna Nominees Pty Ltd as nominee for David Clarke on 30 August 2002.

Number disposed N/A

Value/consideration

The options were issued for no consideration.

No. of securities held after change

106,250 options exercisable at $14.29 each and expiring on 28 August

2003.

25,000 options exercisable at $23.94 each and expiring on 30 August 2005.

63,000 options exercisable at $34.71 each and expiring on 31 August 2006.

78,400 options exercisable at $30.51 each expiring on 30 August 2007.

Please note that there have not been any changes to the following direct and indirect interests in Macquarie Bank Limited fully paid ordinary shares:

364,604 Macquarie Bank Limited ordinary shares (of which 152,104 were acquired via the Macquarie Bank Staff Share Acquisition Plan).

Karii Pty Limited, a company in which David Clarke has a relevant interest continues to hold 316,849 fully paid ordinary shares.

Nature of change — Issue of employee options

Part 2 - Change of director's relevant interests in contracts

Detail of contract

As previously advised, David Clarke has a cash-settled put option exercisable against Macquarie Bank Limited.

Nature of direct interest

The cash-settled option is exercisable against Macquarie Bank Limited in relation to 212,500 fully paid Macquarie Bank Limited shares pursuant to a Shared Appreciation Loan with Macquarie Bank Limited.

Name of registered holder (if issued securities) -

Date of change

No change to previous disclosure

No. and class of securities to which
interest related prior to change

Macquarie Bank Limited fully paid ordinary shares

Interest Acquired -

Interest disposed -

Value/consideration -

Interest after change -

Part 2 - Change of director's relevant interests in contracts

Detail of contract

As previously advised, Karii Pty Limited, a company in which David Clark has a relevant interest, has two cash-settled put options exercisable against Macquarie Bank Limited.

Nature of direct interest

The cash-settled options are exercisable against Macquarie Bank Limited in relation to 58,000 and 150,000, respectively, fully paid Macquarie Bank Limited shares pursuant to two Shared Appreciation Loan with Macquarie Bank Limited.

Name of registered holder
(if issued securities) -

Date of change

No change to previous disclosure

No. and class of securities to which

interest related prior to change

Macquarie Bank Limited fully paid ordinary shares

Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-


TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

2002 ASE 112

2 September 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 30 August 2002, was 0.0463%.

Yours faithfully

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice


Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	19 August 2002 but this is the first notice for holdings in Macquarie Private Equity Trust II

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	2 September 2002
No. of securities held prior to change	Nil units in the Macquarie Private Equity Trust II
Class	ordinary units
Number acquired	65,000 $1.00 units paid to $0.25 each
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,250.00
No. of securities held after change	65,000 $1.00 Macquarie Private Equity Trust II units paid to $0.25 each
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription via prospectus.

G:\CADOC\SHDORL\ASX\ALLPASS.jga02092002.doc

+ See chapter 19 for defined terms.

03 JUL 14 PM 7:21

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

4 September 2002

G:\CAG\COS\HMORLAND\ASX\ALLPASS\pcf 20902.doc

+ See chapter 19 for defined terms.

MACQUARIE

Peter Maher

Macquarie Financial Services Group


MACQUARIE

The FSG Philosophy is to create a sustainable competitive advantage and build our brand and capabilities around two core propositions

→ To be the primary investment product and service choice for clients and IFAs as…

> *The power of an **investment bank** providing clients with unique opportunities and insight, delivered through an advice-based relationship*

→ To Partner with our IFA clients for whom it is simply not enough to just provide products…

> *Help IFA's build better relationships with their clients by accessing product and insight capability of the **investment bank** and delivering it via integrated sales, service and administration platform relationships which maximises IFAs productivity and profitability*


MACQUARIE

Macquarie Financial Services Group is structured to take advantage of our strong position in the IFA market and Direct Client Broking markets…


Peter Maher
Central
Macquarie Adviser Services
Macquarie Wrap Solutions
Private Bank
Strategic Financial Planning
Full Service Broking & Investment Planning
Client Contact Centre
+
Shared Services



MACQUARIE
The need for financial advice is increasing…
→ increasingly complex regulatory environment
→ difficult investment markets
→ Superannuation
32
35
35
27
35
1997
1998
1999
2000


MACQUARIE

Two key factors influencing the Advisor market are:

- → administrative efficiency
  - → *administrative quality, continuity*
  - → *ease of sale to their client*
- → simplification and transparency of revenue

By appealing to these drivers, platforms have been growing…

- → Sale of products via platforms is already significant
- → over 80% of managed funds product flows are via platforms such as wraps


MACQUARIE

What is the difference between Master Trusts and Wrap Accounts?


Traditional Master Trusts
Investment
Super-annuation
Trustee
Shares
Funds
Cash
Macquarie Wrap Solutions
Wrap
Master Trust
Macquarie Investment Manager
Macquarie Super/ Pension Manager
Custodian
Trustee
Shares
Funds
Cash
Shares
Funds
Cash


MACQUARIE
How they work?
Client
Adviser
Financial Planning Software



MACQUARIE
How they simplify interactions for the IFA…
Adviser
Broker
Lender
Fund Mgr
Research
Platform
Adviser
Broker


MACQUARIE


Early 1990s: Non-discretionary (fund of fund) Master Trusts launched
1995: Discretionary (menu-style) MTs launched
1997: Custodial Wrap launched
2000: Super-wrap launched
• Expected industry consolidation
• IFAs favouring Wraps over MTs


MACQUARIE

What makes a successful wrap provider?

One that can provide the adviser target with:

→ quality administration

→ more client control

→ superior reporting & transacting capabilities

→ online access to research

→ online reporting for clients

→ a flexible free structure

→ its not just about software, you need a culture of service and deep experience in custody and service

PLUS Brand, Flagship Product, Qlty of Senior Mgmt, transparency of fees


MACQUARIE

How do advisers use Wraps?

- most advisers use two or three providers
- the hurdle of having advisers understand a providers systems or processes can increase stickiness
- brand recognition & the presence of a flagship product helps the sales process with end clients
- advisers are highly repetitive in their investment choices, our research shows that advisers favour six investment providers
- wraps allow adviser to pass the cost of administration on to their client


MACQUARIE

The growing power of distribution...

- loss of retail margin
- loss of end client contact and details
- now buying shelf space

- want to be seen as independent – the wrap fee allows transparency
- want to pass the administration cost to their client

- as it matures is moving from "product push" to "advice pull"

- now influence the investment decision
- have improved client experience at no cost to the adviser
- are charging the fund managers for the privilege of being on the platform


MACQUARIE

We see the market as…

Direct Distribution Capabilities
CBA
WBC*
ANZ
NAB/MLC
AMP
AXA
St George
(ASGARD)
Challenger
Perpetual
BT*
Norwich
(Navigator)


MACQUARIE

Characteristics of Successful Players by Quadrant


MACQUARIE

And Macquarie Wrap Solutions offer the fastest growing wrap in the market...

$5.32bn

Macquarie Wrap Solutions

- Grown to 4% mkt share
- $1.3bn Net funds flow: 22% of market
- 14,000 accounts
- 178 Dealer Groups


MACQUARIE

Asset Mgmt & Other Products
Product Design
Dealer-ship
Adviser Practices
Advisers
Client
FMG & other parts of MBL
CMT
Wrap Solutions
Macquarie Super
Financial Planning, Private Banking
Full Service Broking
Macquarie Adviser Services
Support from Client Contact Centres, Adviser Contact Centres and Online

FSG are positioned to participate 65% - 90% of the Value Chain


MACQUARIE
Platforms are harvesting revenue from the value chain...
Investor
Adviser
Fund Manager
Value Transfer


MACQUARIE

→ In a market with strongly **legislated growth**, there is room for multiple players with many different strategies

→ The increasing **demand for advice** means access to advisers either via IFAs or internally is more critical

→ Wrap style platforms are helping change the value chain dynamics towards **distribution**

→ **Experience**, **reputation** and **scale** will be critical determinants of success going forward


MACQUARIE

Peter Maher

Macquarie Financial Services Group

2002 -SE 115

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

03 JUL 14 PM 7:21

6 September 2002

ASX Release – Macquarie Bank holdings in Macquarie Airports

Please be advised that following:

- the final settlement determination of the recent underwriting of the Macquarie Airports ("MAp") Priority Entitlement Offer of stapled securities; and
- the approval by MAp security holders to the placement of 12.5 million stapled securities at $2.00 per stapled security to Macquarie Bank Limited ("MBL"),

as at 5 September 2002, MBL had an effective interest in approximately 99.7 million MAp stapled securities, inclusive of securities held in its trading books.

Dennis Leong
Company Secretary

G:\CAG\COS\DLEONG\ASX\06092002.doc

2002 ASE 116

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

9 September 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update and Appendix 3B

Since the last notification to ASX of the position at 31 July 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 20,000 options exercisable at $11.53 each and expiring on 30 March 2003 (MBLAAT);
- 6,668 options exercisable at $13.48 each and expiring on 8 May 2003 (MBLABV);
- 5,000 options exercisable at $14.32 each and expiring on 15 May 2003 (MBLABZ);
- 5,668 options exercisable at $14.47 each and expiring on 20 May 2003 (MBLACC);
- 14,500 options exercisable at $14.52 each and expiring on 26 June 2003 (MBLACE);
- 151,435 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 14,168 options exercisable at $14.83 each and expiring on 16 September 2003 (MBLAAW);
- 13,300 options exercisable at $14.67 each and expiring on 22 September 2003 (MBLAAY);

- 5,668 options exercisable at $13.11 each and expiring on 23 September 2003 (MBLAAZ);
- 10,000 options exercisable at $18.89 each and expiring on 31 March 2004 (MBLADI);
- 201,781 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 42,495 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 6,375 options exercisable at $18.51 each and expiring on 24 September 2004 (MBLAEL); and
- 5,998 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL).

Thus, at 31 August 2002 the number of issued fully paid ordinary $1.00 shares was 202,533,103.

The following new options have been issued:

- 5,500,205 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 5,000 options exercisable at $33.45 each and expiring on 23 August 2007 (MBL0119);
- 17,500 options exercisable at $31.54 each and expiring on 26 August 2007 (MBL0120);
- 5,000 options exercisable at $32.77 each and expiring on 27 August 2007 (MBL0121);
- 5,000 options exercisable at $33.06 each and expiring on 28 August 2007 (MBL0122);
- 12,500 options exercisable at $33.10 each and expiring on 29 August 2007 (MBL0123); and
- 960,450 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 14,168 options exercisable at $14.55 each and expiring on 22 February 2004 (MBLADD);
- 29,687 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 27,504 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);

- 4,584 options exercisable at $20.29 each and expiring on 13 December 2004 (MBLAFC);
- 53,004 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 6,416 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);
- 63,294 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 12,500 options exercisable at $27.78 each and expiring on 8 August 2006 (MBL00032);
- 12,500 options exercisable at $31.00 each and expiring on 10 August 2006 (MBL0034);
- 2,500 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 22,166 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 3,959 options exercisable at $37.10 each and expiring on 2 October 2006 (MBL0054);
- 5,000 options exercisable at $35.59 each and expiring on 16 October 2006 (MBL0060); and
- 5,000 options exercisable at $36.73 each and expiring on 28 March 2007 (MBL0090).

The number of options on issue at 31 August 2002 was 25,271,603, all exercisable into one share per option.

A completed Appendix 3B is attached which relates to ordinary shares issued from 23 August 2002 to 31 August 2002.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	180,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	48,420 @ $14.29 each 14,168 @ $14.83 each 111,414 @ $18.51 each 5,998 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Within a few days of paying up or exercise.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
202,533,103	Fully paid ordinary Shares
40,000,000	QanMacs (QFMHA)
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,271,603	Options over ordinary shares at various exercise prices (See Attachment 1)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 September 2002
(Company secretary)

Print name: Dennis Leong

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	01/02/2006
MBL0002	10,000	$27.71	02/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0006	5,000	$27.13	13/03/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0009	1,329	$27.66	29/03/2006
MBL0010	5,000	$28.00	02/04/2006
MBL0011	5,000	$27.28	11/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0013	5,000	$28.57	18/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	06/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	01/08/2006
MBL0029	4,600,976	$34.71	02/08/2006
MBL0030	5,000	$30.25	03/08/2006
MBL0031	5,000	$28.21	07/08/2006
MBL0033	10,000	$29.50	09/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	809,400	$34.71	31/08/2006
MBL0041	5,000	$34.82	03/09/2006
MBL0042	5,000	$27.60	04/09/2006
MBL0043	5,000	$33.95	06/09/2006
MBL0044	25,000	$31.48	05/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	265,103	$34.71	28/09/2006
MBL0053	5,000	$35.93	01/10/2006
MBL0054	1,041	$37.10	02/10/2006
MBL0055	12,500	$36.47	03/10/2006
MBL0056	5,000	$29.72	08/10/2006
MBL0057	5,000	$37.52	09/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	07/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	03/12/2006
MBL0073	5,000	$35.71	05/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	04/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0091	5,000	$35.90	29/03/2007
MBL0092	12,500	$36.34	01/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0093	5,000	$37.52	02/04/2007
MBL0094	12,500	$34.82	03/04/2007
MBL0095	12,500	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	5,000	$35.59	08/04/2007
MBL0098	5,000	$37.35	09/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	5,000	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	04/07/2007
MBL0108	5,000	$33.45	05/07/2007
MBL0109	12,500	$33.05	08/07/2007
MBL0110	12,500	$33.37	09/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	5,000	$35.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,500,205	$30.51	01/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	960,450	$30.51	30/08/2007
MBLAAX	5,668	$14.59	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABR	10,000	$13.15	30/04/2003
MBLABY	12	$13.82	14/05/2003
MBLACF	11,334	$14.31	11/06/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	38,334	$14.47	21/08/2003
MBLACK	1,242,114	$14.29	28/08/2003
MBLACM	17,000	$12.25	02/12/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLACN	17,000	$14.65	04/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	06/11/2003
MBLACR	5,667	$12.73	06/12/2003
MBLACS	14,167	$15.23	07/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	11,334	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	04/06/2004
MBLADV	5,668	$14.52	08/06/2004
MBLADW	4,694,948	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	523,062	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	06/09/2004
MBLAEK	50,000	$18.08	07/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	09/11/2004
MBLAER	25,000	$17.93	15/11/2004
MBLAET	17,500	$18.51	25/11/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	3,334	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	5,416	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,643,092	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	06/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	01/08/2005
MBLAFT	50,000	$23.94	02/08/2005
MBLAFU	104,766	$23.94	11/08/2005
MBLAFV	13,334	$18.51	03/08/2005
MBLAFX	5,000	$24.29	05/08/2005
MBLAFZ	30,000	$24.69	07/08/2005
MBLAGA	5,000	$24.12	09/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	08/08/2005
MBLAGD	1,666	$25.49	12/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	02/01/2006
MBLAHO	5,000	$27.86	03/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	09/01/2006
MBLAHS	5,000	$27.71	05/01/2006
MBLAHT	5,000	$26.95	08/01/2006
MBLAHV	12,500	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	25,271,603		

2002 ASE 117

AUSTRALIAN STOCK EXCHANGE

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3273
Facsimile:
(02) 8232 4330

Email Address
dleong@macquarie.com.au

Please telephone
Sally Mof on
(02) 8232 8025
if complete transmission
not received.

Company Secretarial

Attention	Company Announcements Office	**Date**	12 September 2002
Company	ASX		
Fax No	1300 300 021	**Pages**	4 (incl. this page)
From	Dennis Leong	**Priority**	Routine

MACQUARIE BANK

Message

Please find enclosed a completed Appendix 3Y for immediate release.

Yours faithfully

Dennis Leong
Company Secretary

03 JUL 14 PM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	2 September 2002 in respect of Macquarie Bank Limited securities but 12 August 2002 in respect of Macquarie Airports ("MAP") and 4 January 2002 re Macquarie Leisure Trust ("MLE")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) *Note: Provide details of the circumstances giving rise to the relevant interest.*	Karri Pty Limited is a company in which David Clarke has a relevant interest. Leatrice Pty Limited is a company in which David Clarke has a relevant interest, as trustee for the Bulkara Road Trust.
Date of change	6, 9 and 10 September 2002
No. of securities held prior to change	MAP 200,000 partly paid stapled securities held by Wig Nominees Pty Limited as custodian of Dreco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary MLE 38,440 units held by Leatrice Pty Limited 1,344,000 units held by Karri Pty Limited
Class	MAP partly paid stapled securities MLE ordinary units

O:\ACO\OSHDORLAND\ASX\CLARKE\dss090920 01.doc

+ See chapter 19 for defined terms

Number acquired	21,000 MAP partly paid securities by Leatrice Pty Limited. 270,325 MAP partly paid securities by Karri Pty Limited.
Number disposed	38,440 MLE units by Leatrice Pty Limited. 474,800 MLE units by Karri Pty Limited.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Leatrice Pty Limited paid a total of $4,620.00 for its MAP partly paid stapled securities and received a total of $26,139.20 from the sale of MLE units. Karri Pty Limited paid a total of $50,082.50 for its MAP partly paid stapled securities and received a total of $319,981.00 from the sale of MLE units.
No. of securities held after change	<u>MAP</u> 200,000 partly paid stapled securities held by Wig Nominees Pty Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary. 21,000 partly paid stapled securities held by Leatrice Pty Limited. 270,325 partly paid stapled securities held by Karri Pty Limited. The outstanding $1.00 per partly paid stapled security has been called and is payable by 1 October 2002. <u>MLE</u> Nil units held by Leatrice Pty Limited. 860,200 units held by Karri Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades.

Part 2 – Change of director's interests in contracts

Detail of contract	

G:\CAG\COS\HBORLAND\ASX\CLARKE.doc09092002.doc

+ See chapter 19 for defined terms

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 12 September 2002

+ See chapter 19 for defined terms.

2002 ASE 118

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

16 September 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 13 September 2002, was 0.0463%.

Yours faithfully

Dennis Leong
<u>Company Secretary</u>



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark RG Johnson
Date of last notice	12 September 2002. This is the first notice re holdings in the Macquarie Lazard Master Global Equities Fund.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held by Perpetual Custodians Ltd as custodian and trustee for the MSJ Superannuation Fund which is controlled by Mark Johnson and of which Mark Johnson is a beneficiary
Date of change	28/6/01 re initial acquisition and then distribution reinvestment acquisitions on 29/8/01, 13/6/02 and 16/7/02. These units were inadvertently omitted from earlier notices to ASX.
No. of securities held prior to change	Nil
Class	Ordinary units
Number acquired	152,999.33 initially and then 1,265.07, 63.47, 241.20 and 1.31 units.
Number disposed	Nil

G:\CAG\CORP\HIBORLAND\ASX\JOHNSON\asx 25092002.doc

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$185,525.69 initially and then dividend reinvestment amounts of $1,364.59, $55.06, $218.55 and $1.04
No. of securities held after change	185,670.36 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Initial subscription for units followed by distribution reinvestments.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 25 September 2002

2002 /... 150

30/09 02 MON 18:10 FAX 61 2 82374330 COMPANY SECRETARIAL ••• COMPANY ANNOUNCE 001



Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

30 September 2002

Company Announcements Office
Australian Stock Exchange Limited





BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 27 September 2002, was 0.0484%.

Yours faithfully,

Dennis Leong
Company Secretary

2002 ASX 121

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX Release **Wednesday October 2, 2002**

Presentation to Merrill Lynch Australasia Investment Conference

Please find enclosed a copy of a presentation given by Macquarie Bank Limited Deputy Managing Director, Mr Richard Sheppard, to the 2002 Merrill Lynch Australasia Investment Conference in New York overnight.

Speaking at the conference, Mr Sheppard repeated previous public statements by the Bank that:

- first quarter results were well up on the prior corresponding period;
- the equity capital raised in 2001 will increasingly contribute to growth;
- the Bank expects continued growth in its specialist funds and is seeking to broaden the investor base of both the Bank and its specialist funds to more international investors.
- The Bank's equity derivatives businesses remain leveraged to market conditions;
- the Bank is benefiting from cost initiatives; and
- subject to reasonable market conditions, the Bank expects continued growth in revenue and profit.

Mr Sheppard said that overall the Bank's businesses were performing well and that the Bank remained in a strong capital position. He said that the Bank's efforts to broaden the investor base internationally reflected the continued growth of the Bank's international businesses, as well as the world class assets it has assembled in its specialist funds activities in infrastructure and property.

Yours faithfully

Dennis Leong
Company Secretary


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to Merrill Lynch Australasia Investment Conference New York 1 October 2002

Richard Sheppard

Deputy Managing Director


MACQUARIE
BANK

Agenda

1. Profile
2. Specialist funds strategy
3. Share price
4. Update – Macquarie Airports & MCIG
5. Outlook
6. Appendix-Additional investor information


MACQUARIE
BANK

Profile

- ➔ Ranked in top 15 investment banks globally
- ➔ Only full service investment bank in Australasia
- ➔ Focused participant in international markets
- ➔ Diversified revenue base/low volatility
- ➔ Compound annual growth of revenue of 19% over a decade


MACQUARIE
BANK

A decade of continuous growth

After-tax profit attributable to ordinary equity holders
A$m
250
200
150
100
50
0
FY 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002


MACQUARIE
BANK

Earnings per share - good long-term growth but down last year


Earnings per share
cents
140
120
100
80
60
40
20
0
FY 1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

Where the revenues come from

(y/e March 2002)


A$m
1,600
1,400
1,200
1,000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Fee and Commission
63%
Interest
14%


MACQUARIE
BANK

Where the revenues come from

(y/e March 2002)


Brokerage & Trading 31%
Asset Management 21%
Banking & Lending 16%
Advisory & Underwriting 32%


MACQUARIE
BANK

Where the revenues come from

(y/e March 2002)

A$m

Total operating revenue (excluding earnings on capital)

1,400
1,200
1,000
800
600
400
200
0

Australia
International

FY 1996 1997 1998 1999 2000 2001 2002


MACQUARIE
BANK

Global presence

Active globally


Frankfurt
Munich
Vienna
Tianjin
Seoul
Vancouver
Chicago
Toronto
Seattle
Phoenix
Memphis
New York
Jupiter
Sao Paulo
Sydney
Auckland
Wellington
Christchurch
Africa - 19
Australasia - 4509
North & South America - 190

→ ~5,000 employees
→ 42 locations: 13 Australia, 27 internationally


MACQUARIE
BANK

Business diversity gives consistent profits over the long haul




Macquarie Bank
Standard deviation of % change in reported **operating profit** of leading investment banks for previous 10 yrs
%
0
20
40
60
80
100
120
140
160
180
200


MACQUARIE
BANK

Specialist funds strategy

- $500m capital raising of September 2001 earmarked for specialist funds
- Targeting assets with strong cashflows/high barriers to entry
- Competitive advantages
  - 200+ originators around the world
  - Industry expertise & execution
- Total funds under management up 34% to $41b y/e March 2002
- Significant no. of new transactions 6 months to Sept 2002


MACQUARIE
BANK

Macquarie specialist listed funds


Market Cap – Macquarie Listed Funds
A$ million
Roads
Property
Airports
Other
10000
8000
6000
4000
2000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
NOW


MACQUARIE
BANK

Privileged assets across the globe


Midland
Expressway
Spain
South African toll roads
Schroders Asian
Properties
Chile

O Roads   Airports   Property


MACQUARIE
BANK

Investments in seed assets and specialist funds relative to capital

$m
Tier 1 capital
Equity investments in specialist funds and seed assets
2,000
1,500
1,000
500
0
FY
1998
1999
2000
2001
2002
Nov 04


MACQUARIE
BANK

Notable listed equity holdings

Carried at lower of cost and market value

	Cost A$m	Market Value @17/9/02 A$m
MAp	161	120
MCIG	101	101
MIG	25	70
MGM	22	136
SFE	-	21


MACQUARIE
BANK

Share price since listing in 1996

MBL share price
A$

45
40
35
30
25
20
15
10
5
0
Listing
NOW


MACQUARIE
BANK

Factors which have affected the price this year

- General equity market conditions – especially growth companies
- The supply of MBL related securities relative to the Australian market - A$6 billion in 10 months
- Sydney Airport concerns on price paid
- Debate re expensing of options

30
25
15
10
5
0


MACQUARIE
BANK

We are responding to market concerns

- ➔ Better explaining the value of Sydney Airport and decision processes
- ➔ Will pace capital raisings much more carefully
- ➔ Broadening investor base to more international investors
- ➔ And continuing to grow our businesses


MACQUARIE
BANK

Macquarie Airports (MAp)

- April 2002 – MAp IPO at $2.00 per security
  - Payable in two $1.00 instalments
  - Second instalment due 1 October
- Sydney Airport purchased June 2002 by Southern Cross Consortium for $5.6b
  - MAp has direct and indirect interests of 44.7%
- July 2002 – capital raising including 3 for 4 entitlement offer at $1.50 per security
  - Proceeds to fund Rome acquisition & repay short-term debt for Sydney Airport acquisition


MACQUARIE
BANK

Macquarie Airports cont'd

- Average subscription price $1.77/security
- Current share price $1.22/security (20 Sept 2002)
- Price has been affected by debate over Sydney, capital raisings, market conditions and $1.00 call
- Airports also a new asset class. Increasing analyst coverage now occurring
- Airport assets performing well


MACQUARIE
BANK

Macquarie Airports – a world class portfolio of airports


Bristol 3%
Birmingham 6%
Rome 34%
Sydney 57%


MACQUARIE
BANK

Macquarie Communications Infrastructure Group (MCIG)

- ➔ NTL acquired by MBL for $850m February 2002. Rrefinanced to reduce equity investment to less than $300m
- ➔ Seed asset for communications infrastructure fund
- ➔ Cash flows underpinned by long-term contracts to Government TV stations
- ➔ MCIG IPO completed at $2.00/security August 2002
- ➔ Current price $1.99 (19 September 2002)


MACQUARIE
BANK

Outlook

- New capital will contribute to growth
- Equity Markets Group leveraged to market conditions
- Businesses overall performing well
- We are benefiting from cost initiatives
- Strong capital position
- First quarter profit well up on last year
- First half and full year outlook


MACQUARIE
BANK

Appendix

Additional Investor Information


MACQUARIE
BANK

Major transactions in 1st half 02/03

1 May 02	Macquarie Office Trust & Macquarie Martin Place Trust acquire A$426m No. 1 Martin Place
5 June 02	A$595m acquisition of AXA Health
26 June 02	A$354m Macquarie ProLogis Trust listed
28 June 02	Macquarie Airport funds acquired 53% beneficial interest in Sydney Airport
16 July 02	Macquarie Airport funds announce agreement to acquire 44.7% beneficial interest in Rome Airport


MACQUARIE
BANK

Major transactions in 1st half 02/03 (contd.)

22 July 02	A$310m Macquarie Communications Infrastructure Group (MCIG) IPO
23 Aug 02	Joint underwriter A$600m Qantas institutional entitlement offer
3 Sept 02	Macquarie Infrastructure Group (MIG) acquires 81.6% stake in SR125 toll road in San Diego for A$280m
10 Sept 02	Macquarie CountryWide Trust announces acquisition of 9 US shopping centres for A$170m


MACQUARIE
BANK

Organisational Chart

Board of Directors
Executive Committee
Central Executive
Executive Chairman
Managing Director
Deputy Managing Director
Direct Investment
Equity Markets Group
Treasury & Commodities
Investment Banking Group
Funds Management Group
Financial Services Group
Banking & Property Group
Quantitative Applications Division
Risk Management Division
Information Services Division
Corporate Affairs Group


MACQUARIE
BANK

Operating groups - activities

Operating Group	Activities
Investment Banking	M&A, underwriting, institutional stockbroking, structured finance, infrastructure asset management and leasing
Treasury & Commodities	Commodities, treasury and trading
Banking & Property	Banking, lending and property advisory and funds management
Funds Management	Broad asset class asset management
Equity Markets	Equity derivatives
Financial Services	Retail stockbroking and distribution of financial services


MACQUARIE
BANK

Group contribution to profit

	Full Year 31/3/02 %	Full Year 31/3/01 %
Corporate Finance (incorporating funds)	30	19
Structured Finance & X-border Leasing	11	18
Mac Capital, Insto Broking & Other	20	9
Investment Banking	61	46
Treasury & Commodities	21	20
Banking & Property	16	14
Funds Management	3	3
Equity Markets	0	19
Financial Services	(1)	(3)
Other	-	1
Total	100%	100%

* Based on management accounts – pre-tax and pre-profit share


MACQUARIE
BANK

International operating revenue


Group
International operating revenue (excluding earnings on capital)($m)
400
350
300
250
200
150
100
50
0
FY2001
FY2002
Investment Banking
Treasury and Commodities
Equity Markets
Banking and Property
Other
Region
400
350
300
250
200
150
100
50
0
FY2001
FY2002
Europe
Americas
Asia
Africa
New Zealand


MACQUARIE
BANK

Revenue

	1998 A$m	1999 A$m	2000 A$m	2001 A$m	2002 A$m
Fees and commissions	430	562	661	831	1,003
Trading	162	131	268	457	361
Net interest	81	131	187	179	219
Other	(9)	7	70	5	17
Total Revenue	**664**	**831**	**1,186**	**1,472**	**1,600**


MACQUARIE
BANK

Fee and commission revenue

	2002 A$m	2001 A$m
Mergers and acquisitions, advisory and underwriting	301	266
Management fees – base fees	235	179
Performance fees	88	13
Brokerage & commissions	166	130
Cross border leasing and structured finance	99	128
Banking, lending & securitisation	77	87
Other	37	28
Total Fee and Commission Revenue	**1,003**	**831**


MACQUARIE
BANK

Management and performance fees

	2002 A $m	2001 A$m
Specialist		
Base fees	80	42
Performance fees	81	10
Funds Management and		
Financial Services	155	137
Base fees	7	3
Performance fees		
Total	323	192


MACQUARIE
BANK

Revenue from medium/long term arrangements – annuity income

Annuity income across the businesses provides shelter against adverse market conditions

	Funds Management	Banking & Property	Financial Services	Investment Banking	Treasury & Commodities	Equity Markets
Annuity income	88%	69%	61%	27%	10%	0%

MBL 35%

Y-axis: 0%, 10%, 20%, 30%, 40%, 50%, 60%, 70%, 80%, 90%, 100%


MACQUARIE
BANK

Trading revenue

	2002 A$m	2001 A$m
Equities	135	219
Commodities	100	122
Foreign Exchange	87	64
Interest Rate Products	39	52
Total Trading Revenue	**361**	**457**


MACQUARIE
BANK

Net interest revenue

	2002			2001		
	Interest A$m	Volume A$m	Spread %	Interest A$m	Volume A$m	Spread %
Loan Assets	207	8,598	2.41	153	7,301	2.10
Trading Assets and Other Securities	31	8,500	0.36	18	6,099	0.30
Non-Interest Bearing Assets	(19)			8		
Net Interest Revenue	**219**			**179**		


MACQUARIE
BANK

Operating expenses

	2002 A$m	2001 A$m
Employment expenses	859	775
Other expenses	386	372
Total expenses	1,245	1,147
Expense/Income Ratio	77.8%	77.9%


MACQUARIE
BANK

Composition of other expenses

	2002 A$m	2001 A$m
Occupancy	84	76
Non-salary technology	79	70
Legal and professional expenses	51	60
Travel	42	39
Communication	19	18
Other	111	109
Total Other Expenses	**386**	**372**


MACQUARIE
BANK

Headcount

Operating Divisions	2002	2001
Financial Services	1,073	840
Investment Banking	1,022	1,005
Banking and Property	651	557
Treasury and Commodities	336	327
Equity Markets	188	150
Funds Management	133	134
Direct Investment	16	15
Total Headcount – Operating divisions	3,419	3,028
Total Headcount – Service divisions	1,307	1,439
Total Headcount	**4,726**	**4,467**


MACQUARIE
BANK

Capital management

	2002 A$m Pre ntl	2002 A$m Incl. Ntl	2001 A$m
Tier 1 Capital	1,900	1,543	1,272
Risk Weighted Assets	10,726	10,942	9,860
Tier 1 Ratio	17.7%	14.1%	12.9%


MACQUARIE
BANK

Macquarie Bank and its controlled entities - 5 year summary

Year ended 31 March	1998	1999	2000	2001	2002
Financial Performance (A$ million)					
Total income from ordinary activities	665	815	1,187	1,472	1,600
Total expenses from ordinary activities	498	597	885	1,147	1,245
Profit from ordinary activities before income tax	167	218	302	325	355
Income tax expense	26	53	79	53	76
Profit from ordinary activities	141	165	223	272	279
Outside equity interest	-	-	-	1	-
Macquarie Income Securities distributions	-	-	12	31	29
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	211	242	250


MACQUARIE
BANK

Macquarie Bank and its controlled entities - 5 year summary (cont.)

Financial Position (A$ million)	**1998**	**1999**	**2000**	**2001**	**2002**
Total assets	7,929	9,456	23,389	27,848	**30,234**
Total liabilities	7,348	8,805	22,154	26,510	**27,817**
Net assets	581	651	1,235	1,338	**2,417**
Risk weighted assets	4,967	4,987	8,511	9,860	**10,651**
Total loan assets	3,158	4,002	6,518	7,785	**9,209**
Impaired assets (net of provisions)	12	44	23	31	**34**
Share Information					
Cash dividends per share (cents per share)					
1st Half	21.0	30.0	34.0	41.0	**41.0**
2nd Half	30.0	38.0	52.0	52.0	**52.0**
Total	51.0	68.0	86.0	93.0	**93.0**
Basic earnings per share (cents)	88.1	101.3	124.33	138.88	**132.83**
Share price at 31 March (A$)	14.35	19.10	26.40	27.63	**33.26**
Ordinary share capital (million shares) (a)	157.6	161.1	171.2	175.9	**198.5**
Market capitalisation at 31 March					
(fully paid ordinary shares) (A$ million)	2,262	3,077	4,520	4,860	**6,602**


MACQUARIE
BANK

Macquarie Bank and its controlled entities - 5 year summary (cont.)

Ratios	1998	1999	2000	2001	2002
Return on average ordinary share capital	26.1%	26.8%	28.1%	27.1%	**18.7%**
Payout ratio	57.9%	67.2%	70.0%	67.5%	**73.6%**
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	**17.8%**
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	**19.4%**
Impaired assets as % of loan assets	0.4%	1.1%	0.3%	0.4%	**0.4%**
Net loan losses as % of loan assets	0.0%	0.1%	0.1%	0.1%	**0.2%**
Funds Under Management (A$ bn)					
Listed	2.3	3.0	4.2	6.9	**11.8**
Unlisted					
Retail	8.9	9.8	9.6	10.6	**11.7**
Wholesale	10.5	10.0	12.5	13.4	**17.8**
Total	**21.7**	22.8	26.3	30.9	**41.3**
Staff Numbers	2,474	3,119 (b)	4,070 (b)	4,467 (b)	**4,726 (b)**

(a) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
(b) Includes both permanent staff (full time, part time and fixed-term) and contractors (including consultants and secondees


ASX

Issued Ordinary Capital & Options Update

Document date: Fri 04 Oct 2002 **Published:** Fri 04 Oct 2002 15:10:40
Document No: 276765 **Document part:** A
Market Flag: N
Classification: Issued Capital - Other

MACQUARIE BANK LIMITED 2002-10-04 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Since the last notification to ASX of the position at 31 August 2002, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue. Thus, at 30 September 2002 the number of issued fully paid ordinary $1.00 shares was 202,533,103.

The following new options have been issued:

* 5,000 options exercisable at $31.49 each and expiring on 2 September 2007 (MBLO125);

* 12,500 options exercisable at $32.90 each and expiring on 3 September 2007 (MBLO126);

* 5,000 options exercisable at $33.28 each and expiring on 4 September 2007 (MBLO127);

* 5,000 options exercisable at $31.28 each and expiring on 5 September 2007 (MBL0128); and

* 20,000 options exercisable at $30.51 each and expiring on 6 September 2007 (MBL0129).

Also, since the last notification to ASX, the following options have lapsed unexercised:

* 7,406 options exercisable, at $18.51 each and expiring on 13 August 2004 (MBLADW);

* 17,163 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);

* 5,000 options exercisable at $28.57 each and expiring on 18 April 2006 (MBL0013);

* 22,747 options exercisable at $34.71 each and expiring on 2 August 2006 (MBLO029);

* 2,500 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);

* 570 options exercisable at $34.71 each and expiring on 28 September 2006 (MBLO052);

* 3,815 options exercisable at $36.48 each and expiring on 17 April 2007 (MBL0100); and

* 10,300 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118).

The number of options on issue at 30 September 2002 was 25,249,602, all exercisable into one share per option.

D Leong
COMPANY SECRETARY

A copy of Attachment 1 is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

<u>ASX Release</u>

Friday October 4, 2002

Presentation to JPMorgan Investment Conference

Please find enclosed a copy of a presentation given by Macquarie Bank Limited Managing Director, Mr Allan Moss, to a JPMorgan Investment Conference in Edingburgh overnight.

Speaking at the conference, Mr Moss said that, despite recent adverse market movements, the Bank's previous statements on its outlook remain valid.

Yours faithfully

Dennis Leong
<u>Company Secretary</u>


MACQUARIE
BANK

Growth through focus

Macquarie Bank Limited

Allan Moss
Managing Director and CEO

October 2002


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4. Share price
5. Outlook
6. Appendix-Additional investor information


MACQUARIE
BANK

A unique investment bank

- → Ranked in top 15 investment banks globally
- → Full service investment bank in Australasia
- → Focused participant in international markets
- → Compound annual growth of revenue of 19% over a decade
- → Rated "A" or better
- → Market capitalisation:

Macquarie Bank:	MBL	A$4.7 B	30th
Macquarie Bank listed "family":		A$15.2 B	~10th

Market capitalisations as at close of business 20/09/02


MACQUARIE
BANK

33 year history of profit growth

Consistent growth


Net Profit
After Tax
A$m
250
225
200
175
150
125
100
75
50
25
0
69
72
75
78
81
84
87
90
93
96
99
'02


MACQUARIE
BANK

Where the revenues come from

By type

A$m
1,600
1,400
1,200
1,000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Fee and Commission – 63%
Trading – 23%
Interest – 14%


MACQUARIE
BANK

Where the revenues come from

2002

Brokerage & Trading 31% **Asset Management 21%**


Brokerage &
Commission
Asset
Management (incl
Infrastructure &
Property)
Trading - Other
Commodities
Structured
Finance
Equity Derivatives
Banking &
Lending
M&A &
Underwriting

Banking & Lending 16% **Advisory & Underwriting 32%**


MACQUARIE
BANK

Where the revenues come from

By customer


57%
Investors &
Intermediaries
36%
Corporates &
Government
7%
Entrepreneurs
& Professionals

→ Investors and Intermediaries:
- → rapidly growing market
- → committed across the Bank


MACQUARIE
BANK

Where the revenues come from
International vs Australia

A$m
Australia
International
Total operating revenue
(excluding earnings on capital)
1,400
1,200
1,000
800
600
400
200
0
FY
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

Global presence

Active globally


Munich
Vienna
Tianjin
Tokyo
Seoul
Vancouver
Seattle
Phoenix
Chicago
Toronto
New York
Memphis
Jupiter
Sao Paulo
Brisbane
Sydney
Auckland
Wellington
Christchurch
Asia
Africa - 19
Australasia - 4509
North &
South America - 190

- → ~5,000 employees
- → 42 locations: 13 Australia, 27 internationally


MACQUARIE
BANK

Business diversity gives consistent profits over the long haul

~ 50 different businesses


Macquarie Bank
Standard deviation of % change in reported **operating profit** of leading investment banks for previous 10 yrs
%
0
20
40
60
80
100
120
140
160
180
200



Source: Bloomberg


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4. Share price
5. Outlook
6. Appendix-Additional investor information


MACQUARIE
BANK

Revenue growth over the decade

5.7 times

(A$m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

Profit growth over the decade

4.2 times

(A$m)
300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

EPS growth over the decade

2.7 times


cents
140
120
100
80
60
40
20
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

Funds Under Management growth over the decade

5 times

(A$Bn)
45
40
35
30
25
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Includes listed & unlisted (retail & wholesale) funds


MACQUARIE
BANK

How did we achieve this? – Growth through focus

- → Focus where we can add special value
- → Strong market positions in most Australian activities
- → Niche international markets:
  - →Leading participant:
    - →Infrastructure
    - →Structured finance
    - →Derivatives
  - →Growing participation:
    - →Property
    - →Resources advisory
    - →Funds management
    - →Other


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4. Share price
5. Outlook
6. Appendix-Additional investor information


MACQUARIE
BANK

Macquarie specialist listed funds growth over the decade

70 times


Market Cap – Macquarie Listed Funds
A$ million
Roads
Property
Airports
Other
10000
8000
6000
4000
2000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
NOW


MACQUARIE
BANK

Specialist Funds

World class assets – No1 Martin Place, Australia


MACQUARIE BANK
ANZ


MACQUARIE
BANK

Specialist Funds

World class assets – Highway 407, Canada




MACQUARIE
BANK

Specialist Funds

World class assets – Sydney Airport, Australia




MACQUARIE
BANK

Specialist Funds

World class assets – Eastern Distributor, Australia




MACQUARIE
BANK

Specialist Funds

World class assets – Midlands Expressway, England




MACQUARIE
BANK

Specialist Funds

World class assets – Rome Airport, Italy




MACQUARIE
BANK

Specialist Funds

World class assets – shopping centres, Australia




MACQUARIE
BANK

Specialist Funds

World class assets – warehouse, USA




MACQUARIE
BANK

Privileged assets across the globe


AltaLink
Detroit/W
Tunnel
Tunnel

O Roads   Airports   Property


MACQUARIE
BANK

Why patronage assets are such attractive investments

- → Roads
- → Airports
- → Low marginal unit costs
- → Safe revenue, growing faster than GDP
- → Confidence of rapid growth in EBITDA


Conceptual
$
EBITDA
Costs
Revenue
Traffic


MACQUARIE
BANK

Airports are attractive investments

→ Long term traffic growth 2 x GDP

→ Driven by economic growth, liberalisation of airlines & globalisation

→ Resilience to world economic and political shocks


Index (1970=100)
700
600
500
400
300
200
100
0
1970
1973
1976
1979
1982
1985
1988
1991
1994
1997
2000
Traffic
Real GDP
Oil shocks
(1974-1976)
Recession
(1980-1982)
Recession
& Gulf War
(1990-1992)
September 11
(2001)
Economic
growth


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4. Share price
5. Outlook
6. Appendix-Additional investor information


MACQUARIE
BANK
Share price since listing in 1996
MBL share price
A$
45
40
35
30
25
20
15
10
5
0
Listing
NOW
31


MACQUARIE
BANK

Recent share price volatility

Some factors which have affected the price

- → General equity market conditions – especially growth companies
- → The supply of MBL related securities relative to the Australian market - A$6 billion in 10 months
- → Sydney Airport – concern on the price paid by Macquarie Airport Fund (MAp)
- → Concern about the future rate of growth of infrastructure funds


MACQUARIE
BANK

We are responding to market concerns

- → Better explaining the value of Sydney Airport and decision processes
- → Will pace capital raisings much more carefully
- → Broadening investor base to more international investors


MACQUARIE
BANK

Investor Parameters

	2001	2002	2003 Consensus
Basic EPS (cps)	139	133	155
Diluted EPS (cps)	140	132	
Dividend (cps)	93	93	
Payout Ratio	67%	74%	
Franking	70%	70%	

→ As at 24 September 2002:

- →Share price A$22.00
- →Historical PE ratio of 16.5
- →Dividend yield of 4.23%pa


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4. Share price
5. Outlook
6. Appendix-Additional investor information


MACQUARIE
BANK

First quarter results (to June 30)– well up on last year

- → **Advisory & Underwriting** – Significantly up on prior corresponding period. Strong performance from Investment Banking activities.
- → **Brokerage & Trading** – Up on prior corresponding period. Good contributions from Metals & Mining, Foreign Exchange and Debt Markets businesses counter difficult conditions for Equity Markets business.
- → **Asset Management** – Up on prior corresponding period with strong contributions from Property and Infrastructure & Specialist Funds businesses.
- → **Banking & Lending** – Up on prior corresponding period with good performance from Business Banking, Property Finance and Securitised Lending.


MACQUARIE
BANK

Overall Outlook

- → Capital raised in 2001 will increasingly contribute to growth
- → Expect continued growth in specialist funds – seeking more international investors
- → Continued growth in 'Investor & Intermediary' client set
- → Equity derivatives leveraged to market conditions
- → We will benefit from cost initiatives
- → **Subject to reasonable market conditions expect continued growth in revenue and profit**


MACQUARIE
BANK

Appendix

Additional Investor Information


MACQUARIE
BANK

Major transactions in 1st half 02/03

1 May 02	Macquarie Office Trust & Macquarie Martin Place Trust acquire A$426m No. 1 Martin Place
5 June 02	A$595m acquisition of AXA Health
26 June 02	A$354m Macquarie ProLogis Trust listed
28 June 02	Macquarie Airport funds acquired 53% beneficial interest in Sydney Airport
16 July 02	Macquarie Airport funds announce agreement to acquire 44.7% beneficial interest in Rome Airport


MACQUARIE
BANK

Major transactions in 1st half 02/03 (contd.)

22 July 02	A$310m Macquarie Communications Infrastructure Group (MCIG) IPO
23 Aug 02	Joint underwriter A$600m Qantas institutional entitlement offer
3 Sept 02	Macquarie Infrastructure Group (MIG) acquires 81.6% stake in SR125 toll road in San Diego for A$280m
10 Sept 02	Macquarie CountryWide Trust announces acquisition of 9 US shopping centres for A$170m


MACQUARIE
BANK

Notable Listed Equity Holdings

Carried at lower of cost and market value

	Cost A$m	Market Value @ 17/9/02 A$m
MAP	161	120
MCIG	101	101
MIG	25	70
MGM	22	136
SFE	-	21


MACQUARIE
BANK

Organisational Chart

Board of Directors
Executive Committee
Central Executive
Executive Chairman
Managing Director
Deputy Managing Director
Direct Investment
Equity Markets Group
Treasury & Commodities
Investment Banking Group
Funds Management Group
Financial Services Group
Banking & Property Group
Quantitative Applications Division
Risk Management Division
Information Services Division
Corporate Affairs Group


MACQUARIE
BANK

Operating groups - activities



Operating Group	Activities
Investment Banking	M&A, underwriting, institutional stockbroking, structured finance, infrastructure asset management and leasing
Treasury & Commodities	Commodities, treasury and trading
Banking & Property	Banking, lending and property advisory and funds management
Funds Management	Broad asset class asset management
Equity Markets	Equity derivatives
Financial Services	Retail stockbroking and distribution of financial services


MACQUARIE
BANK

Group contribution to profit

	2002	2001
	%	%
Corporate Finance (incorporating funds)	30	19
Structured Finance & X-border Leasing	11	18
Mac Capital, Insto Broking & Other	20	9
Investment Banking	61	46
Treasury & Commodities	21	20
Banking & Property	16	14
Funds Management	3	3
Equity Markets	0	19
Financial Services	(1)	(3)
Other	-	1
Total	100%	100%

* Based on management accounts – pre-tax and pre-profit share


MACQUARIE
BANK

International operating revenue

Group



International operating revenue (excluding earnings on capital)($m)

400
350
300
250
200
150
100
50
0

FY2001 FY 2002

Investment Banking
Treasury and Commodities
Equity Markets
Banking and Property
Other

Region


400
350
300
250
200
150
100
50
0
FY2001
FY 2002
Europe
Americas
Asia
Africa
New Zealand


MACQUARIE
BANK

Revenue

	1998 A$m	1999 A$m	2000 A$m	2001 A$m	2002 A$m
Fees and commissions	430	562	661	831	1,003
Trading	162	131	268	457	361
Net interest	81	131	187	179	219
Other	(9)	7	70	5	17
Total Revenue	**664**	**831**	**1,186**	**1,472**	**1,600**


MACQUARIE
BANK

Fee and commission revenue

	2002 A$m	2001 A$m
Mergers and acquisitions, advisory and underwriting	301	266
Management fees – base fees	235	179
Performance fees	88	13
Brokerage & commissions	166	130
Cross border leasing and structured finance	99	128
Banking, lending & securitisation	77	87
Other	37	28
Total Fee and Commission Revenue	**1,003**	**831**


MACQUARIE
BANK

Management and performance fees

	2002 A $m	2001 A$m
Specialist		
Base fees	80	42
Performance fees	81	10
Funds Management and Financial Services		
Base fees	155	137
Performance fees	7	3
Total	323	192


MACQUARIE
BANK

Revenue from medium/long term arrangements – annuity income

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
88%
69%
61%
27%
10%
0%
MBL
35%
Funds Management
Banking & Property
Financial Services
Investment Banking
Treasury & Commodities
Equity Markets

Annuity income across the businesses provides shelter against adverse market conditions


MACQUARIE
BANK

Trading revenue

	2002	2001
	A$m	A$m
Equities	135	219
Commodities	100	122
Foreign Exchange	87	64
Interest Rate Products	39	52
Total Trading Revenue	**361**	**457**


MACQUARIE
BANK

Net interest revenue

	2002			2001		
	Interest A$m	Volume A$m	Spread %	Interest A$m	Volume A$m	Spread %
Loan Assets	207	8,598	2.41	153	7,301	2.10
Trading Assets and Other Securities	31	8,500	0.36	18	6,099	0.30
Non-Interest Bearing Assets	(19)			8		
Net Interest Revenue	**219**			**179**		


MACQUARIE
BANK

Operating expenses

	2002	2001
	A$m	A$m
Employment expenses	859	775
Other expenses	386	372
Total expenses	1,245	1,147
Expense/Income Ratio	77.8%	77.9%


MACQUARIE
BANK

Composition of other expenses

	2002 A$m	2001 A$m
Occupancy	84	76
Non-salary technology	79	70
Legal and professional expenses	51	60
Travel	42	39
Communication	19	18
Other	111	109
Total Other Expenses	**386**	**372**


MACQUARIE
BANK

Headcount

Operating Divisions	2002	2001
Financial Services	1,073	840
Investment Banking	1,022	1,005
Banking and Property	651	557
Treasury and Commodities	336	327
Equity Markets	188	150
Funds Management	133	134
Direct Investment	16	15
Total Headcount – Operating divisions	3,419	3,028
Total Headcount – Service divisions	1,307	1,439
Total Headcount	**4,726**	**4,467**


MACQUARIE
BANK

Capital management

	2002 A$m Pre ntl	2002 A$m Incl. Ntl	2001 A$m
Tier 1 Capital	1,900	1,543	1,272
Risk Weighted Assets	10,726	10,942	9,860
Tier 1 Ratio	17.7%	14.1%	12.9%


MACQUARIE
BANK

Accounting policies

- → Prudent accounting policies
- → No significant exposure to off-balance sheet vehicles
- → Notable investments disclosed:


MACQUARIE
BANK

Risk management

- → Risk Management Division independent of business units
  - → RMD has teams who monitor the following risks:
    - → Credit, Market, liquidity, compliance, legal and operational
  - → Staff in Sydney, London, Hong Kong and New York
- → Strong risk management culture pervades all businesses


MACQUARIE
BANK

Macquarie Bank and its controlled entities - 5 year summary

Year ended 31 March	1998	1999	2000	2001	2002
Financial Performance (A$ million)					
Total income from ordinary activities	665	815	1,187	1,472	1,600
Total expenses from ordinary activities	498	597	885	1,147	1,245
Profit from ordinary activities before income tax	167	218	302	325	355
Income tax expense	26	53	79	53	76
Profit from ordinary activities	141	165	223	272	279
Outside equity interest	-	-	-	1	-
Macquarie Income Securities distributions	-	-	12	31	29
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	211	242	250


MACQUARIE
BANK

Macquarie Bank and its controlled entities - 5 year summary (cont.)

Financial Position (A$ million)	**1998**	**1999**	**2000**	**2001**	**2002**
Total assets	7,929	9,456	23,389	27,848	**30,234**
Total liabilities	7,348	8,805	22,154	26,510	**27,817**
Net assets	581	651	1,235	1,338	**2,417**
Risk weighted assets	4,967	4,987	8,511	9,860	**10,651**
Total loan assets	3,158	4,002	6,518	7,785	**9,209**
Impaired assets (net of provisions)	12	44	23	31	**34**
Share Information					
Cash dividends per share (cents per share)					
1st Half	21.0	30.0	34.0	41.0	**41.0**
2nd Half	30.0	38.0	52.0	52.0	**52.0**
Total	51.0	68.0	86.0	93.0	**93.0**
Basic earnings per share (cents)	88.1	101.3	124.33	138.88	**132.83**
Share price at 31 March (A$)	14.35	19.10	26.40	27.63	**33.26**
Ordinary share capital (million shares) (a)	157.6	161.1	171.2	175.9	**198.5**
Market capitalisation at 31 March					
(fully paid ordinary shares) (A$ million)	2,262	3,077	4,520	4,860	**6,602**


MACQUARIE
BANK

Macquarie Bank and its controlled entities - 5 year summary (cont.)

Ratios	1998	1999	2000	2001	2002
Return on average ordinary share capital	26.1%	26.8%	28.1%	27.1%	**18.7%**
Payout ratio	57.9%	67.2%	70.0%	67.5%	**73.6%**
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	**17.8%**
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	**19.4%**
Impaired assets as % of loan assets	0.4%	1.1%	0.3%	0.4%	**0.4%**
Net loan losses as % of loan assets	0.0%	0.1%	0.1%	0.1%	**0.2%**
Funds Under Management (A$ bn)					
Listed	2.3	3.0	4.2	6.9	**11.8**
Unlisted					
Retail	8.9	9.8	9.6	10.6	**11.7**
Wholesale	10.5	10.0	12.5	13.4	**17.8**
Total	**21.7**	22.8	26.3	30.9	**41.3**
Staff Numbers	2,474	3,119 (b)	4,070 (b)	4,467 (b)	**4,726 (b)**

(a) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
(b) Includes both permanent staff (full time, part time and fixed-term) and contractors (including consultants and secondees

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	13 August 2002 but 30 July 2002 in respect of the Macquarie Cash Management Trust

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 September 2002
No. of securities held prior to change	886,043.54 units
Class	Units in Cash Management Trust
Number acquired	N.A
Number disposed	700,000 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$700,000.00

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	566,043.54 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale of units in Macquarie Cash Management Trust

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 10 October 2002

G:\LAG\COS\HBORLAND\ASX\MOSS\[illegible].doc

+ See chapter 19 for defined terms

2002 ... 125

14/10 02 MON 18:34 FAX 61 2 82374330 COMPANY SECRETARIAL --- COMPANY ANNOUNCE 001

03 JUL ...

Macquarie Bank Limited
ABN 46 008 583 542

AUSTRALIAN STOCK EXCHANGE

14 October 2002

Company Announcements Office
Australian Stock Exchange Limited





BY FACSIMILE - One Page

MACQUARIE BANK

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 11 October 2002, was 0.0506%.

Yours faithfully,

Joanne Hawkins
Assistant Company Secretary

17/10 02 THU 16:05 FAX 61 2 82324330 COMPANY SECRETARIAL ••• COMPANY ANNOUNCE 001





Macquarie Bank Limited
ABN 46 008 583 542

Telephone:
(02) 8232 3273
Facsimile:
(02) 82324330

Please telephone
Kristen Findlay on
(02) 8232 4750
if complete transmission
not received

Email Address
dennis.leong@macquarie.com

Company Secretarial/Investor Relations

Attention	Companies Announcement Platform	**Date**	17 October 2002
Company	Australian Stock Exchange		
Fax No	1300 300 021	**Pages**	1 (incl. this page)
From	Dennis Leong	**Priority**	Routine

MACQUARIE BANK

MACQUARIE INCOME SECURITIES (MBLHB)

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 7.25% per annum in respect of the next distribution period which commenced on Tuesday October 15 2002 and ceases on Tuesday 14 January 2003 (inclusive). The Interest Payment Date will be 15 January 2003 and the record date will be Monday 30 December 2002.

ASX Security Code	MBLHB
Reset Rate for Above Securities	7.25% per annum (Until (and including) the Interest Period ending on 15 January 2003 the interest rate will be the greater of 7.25% per annum or Applicable Reference Rate (Base Interest Rate) plus the Applicable Margin %). Note that from and including the next Interest Period, the interest rate will be calculated as the Applicable Reference Rate (Base Interest Rate) plus the Applicable Margin
Date from which change is effective	Tuesday 15 October 2002 to Tuesday 14 January 2003
Applicable Reference Rate (Base Interest Rate)	4.91%
Applicable Margin %	1.79 per annum
Date of Next Reset Rate	15 January 2003

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank
Secretary of Macquarie Finance Limited

03 JUL 14 PM 7:21

2002 ASX 127

Macquarie Bank Limited
ABN 46 008 583 542

Telephone:
(02) 82323273
Facsimile:
(02) 82324330

Email Address
Dennis.Leong@macquarie.com

Please telephone
Sharna Donovan on
(02) 82324465
if complete transmission
not received.

Company Secretarial

Attention	Companies Announcements Office	**Date**	21 October 2002
Company	Australian Stock Exchange		
Fax No	1300 300 021	**Pages**	1 (incl. this page)
From	Dennis Leong	**Priority**	Routine

MACQUARIE BANK

Message

Dear Sir/Madam

CHANGE OF REGISTERED OFFICE

Please note that effective 21 October 2002 the registered office for Macquarie Bank Limited has been changed from Level 9, 15 London Circuit, Canberra, ACT 2600 to Level 3, 25 National Circuit, Forrest, ACT 2603. The new registered office telephone number is +61 2 6225 3000.

The Bank's principal administration office remains at No.1 Martin Place, Sydney, NSW, 2000. The telephone number there remains +61 2 8232 3333.

Yours faithfully

Dennis Leong
Company Secretary

2002 ASX 128

28/10 02 MON 14:03 FAX 61 2 82374330 COMPANY SECRETARIAL *** COMPANY ANNOUNCE 001

AUSTRALIAN STOCK EXCHANGE

Macquarie Bank Limited
ABN 46 008 583 542

No. 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

28 October 2002

Company Announcements Office
Australian Stock Exchange Limited



MACQUARIE
BANK



BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 25 October 2002, was 0.0506%.

Yours faithfully,

Joanne Hawkins
Assistant Company Secretary

03 JUL 14 AM 7:21

2002 ASE 129

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX Release October 31st, 2002

CH4 Pty Ltd

Please find attached a Media Release that was issued by one of our subsidiary companies, CH4 Pty Ltd, today.

For further information, please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank Limited	(02) 8232 3543
Lisa Jamieson, Public Relations, Macquarie Bank Limited	(02) 8232 6026
	0416 237 332

c

CH_4 Pty Ltd

MEDIA RELEASE **31 October, 2002**

DRILL PROGRAM SUCCESS LEADS TO A TRIPLING IN RESERVES FOR CH4

Queensland coal seam gas company CH4 Pty Limited ("CH4") today announced a tripling in reserves within its PL191 Petroleum Lease in the central Queensland coal fields. The announcement comes amidst exceptionally strong production results from two recently completed production wells, with one well producing at a rate in excess of 1 million cubic feet per day.

International petroleum consultants Netherland, Sewell & Associates has estimated 212 PJ of 2P reserves within PL191 compared to the prior estimate of 72PJ.

CH4's recent drilling program has encompassed an additional 21 exploration wells and 2 production wells drilled since November 2001. The company's 'Grosvenor' gas field now has 5 wells in production, with a total of more than 600 days continuous production from the earlier wells.

The reserve upgrade and recent signing of a gas sales agreement with Enertrade represent key milestones in the development of CH4's coal seam gas project. CH4 will supply up to 290PJ of gas over a period of 15 years for delivery to the Townsville market- one of the most significant gas sales contracts concluded in Queensland.

Commenting on the announcement, CH4 Director, Mr David Wrench, said:

"This is a key milestone for CH4 and confirms our belief that the gas resources within our lease area have the potential to supply the North Queensland market for many years to come. We are confident that CH4 will be a major player in the future of the Queensland energy market beginning with our contract to supply gas to the Townsville Power Station.

"Our growing reserve position—equivalent to more than double Queensland's entire annual gas consumption, and the strong production from our five production wells ensures that we are on track to commence delivery of gas into Townsville for the commissioning phase of the Power Station project from July 2004.

"The size of the contract proves the potential of coal seam gas as a significant local resource which can be developed to foster industrial development in North Queensland while helping meet the Government's Cleaner Energy Policy of reduced greenhouse emissions," he said.

CH4 Background

CH_4 is the chemical symbol for methane gas. CH4 Pty Ltd is an Australian Company 87% owned by Macquarie Bank and 13% by private investors.

CH4 holds the operating and marketing rights to ATP364P covering an area 8,100 sq. km in the northern Bowen Basin. In March this year CH4 was awarded a Petroleum Lease (PL 191) enabling it to extract coal seam gas in a 260 square kilometre area immediately north of the mining township of Moranbah.

For further information

Geoff Fowlstone
Office: (02) 99559899
Mobile: 0413 746 949
Email: geoff@fowlstone.com.au

David Petrikas
Office: (02) 99559899
Mobile: 0408 636 414
Email: david@fowlstone.com.au




Low cost, diversified... ASX















Issued Ordinary Capital & Options Update

Document date: Fri 08 Nov 2002 **Published:** Mon 11 Nov 2002 10:06:16
Document No: 280204 **Document part:** A
Market Flag: N
Classification: Issued Capital - Other

MACQUARIE BANK LIMITED 2002-11-08 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Since the last notification to ASX of the position at 30 September 2002, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue. Thus, at 31 October 2002 the number of issued fully paid ordinary $1.00 shares was 202,533,103.

The following new options have been issued:

* 5,000 options exercisable at $30.51 each and expiring on 10 October 2007 (MBL0130);

* 242,400 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);

* 5,000 options exercisable at $33.20 each and expiring on 14 October 2007 (MBL0132);

* 20,000 options exercisable at $26.45 each and expiring on 15 October 2007 (MBL0133);

* 5,000 options exercisable at $37.43 each and expiring on 16 October 2007 (MBL0134);

* 5,000 options exercisable at $31.28 each and expiring on 21 October 2007 (MBL0135);

* 5,000 options exercisable at $25.04 each and expiring on 24 October 2007 (MBL0136);

* 5,000 options exercisable at $24.60 each and expiring on 25 October 2007 (MBL0137); and

* 5,000 options exercisable at $24.48 each and expiring on 28 October 2007 (MBL0138).

Also, since the last notification to ASX, the following options have lapsed unexercised:

* 25,000 options exercisable at $17.93 each and expiring on 15 November 2004 (MBLAER);

* 9,727 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);

* 5,000 options exercisable at $27.13 each and expiring on 13 March 2006 (MBL0006);

* 1,329 options exercisable at $27.66 each and expiring on 29 March 2006 (MBL0009);

* 13,000 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);

* 2,500 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);

* 8,333 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);

* 5,000 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118); and

* 5,000 options exercisable at $33.28 each and expiring on 4 September 2007 (MBL0127).

The number of options on issue at 31 October 2002 was 25,472,113, all exercisable into one share per option.

D Leong
COMPANY SECRETARY

MORE TO FOLLOW

Issued Ordinary Capital & Options Update

Document date: Fri 08 Nov 2002 **Published:** Mon 11 Nov 2002 10:14:43
Document No: 280204 **Document part:** B
Market Flag: N
Classification: Issued Capital - Other

MACQUARIE BANK LIMITED 2002-11-08 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
ATTACHMENT 1

LISTING OF MACQUARIE BANK LIMITED OPTIONS
AS AT 31 OCTOBER 2002

MBL CODE	NUMBER	EXERCISE PRICE	EXPIRY DATE
MBL0001	100,000	$27.98	01/02/2006
MBL0002	10,000	$27.71	02/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/0312006
MBL0010	5,000	$28.00	02/04/2006
MBL0011	5,000	$27.28	11/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5.000	$27.77	29/05/2006
MBL0020	5,000	$27.53	06/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	01/08/2006
MBL0029	4,565,229	$34.71	02/08/2006
MBL0030	5,000	$30.25	03/08/2006
MBL0031	5,000	$28.21	07/08/2006
MBL0033	10,000	$29.50	09/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.67	30/08/2006
MBL0040	804,400	$34.71	31/08/2006
MBL0041	5,000	$34.82	03/09/2006
MBL0042	5,000	$27.60	04/09/2006
MBL0043	5,000	$33.95	06/09/2006
MBL0044	25,000	$31.48	05/09/2006
MBL0046	20,000	$28.19	20/09/2006

MBL0047 12,500 $32.20 21/09/2006
MBL0048 12,500 $36.66 24/09/2006
MBL0049 12,500 $36.48 25/09/2006
MBL0050 12,500 $35.95 26/09/2006
MBL0051 10,000 $33.01 27/09/2006
MBL0052 256,200 $34.71 28/09/2006
MBL0053 5,000 $35,93 01/10/2006
MBL0054 1,041 $37.10 02/10/2006
MBL0055 12500 $36.47 03/10/2006
MBL0056 5,000 $29.72 08/10/2006
MBL0057 5,000 $37.52 09/10/2006
MBL0058 5,000 $36.68 12/10/2006
MBL0059 5,000 $28.39 15/10/2006
MBL0061 12,500 $37.75 29/10/2006
MBL0062 12,500 $37.05 30/10/2006
MBL0063 5,000 $37.26 31/10/2006
MBL0064 5,000 $37.94 07/11/2006
MBL0066 5,000 $36.85 13/11/2006
MBL0067 5,000 $36.86 14/11/2006
MBL0069 5,000 $35.71 16/11/2006
MBL0070 32,500 $37.58 22/11/2006
MBL0071 12,500 $36.84 26/11/2006
MBL0072 5,000 $36.06 03/12/2006
MBL0073 5,000 $35.71 05/12/2006
MBL0074 12,500 $36.36 10/12/2006
MBL0075 5,000 $37.55 20/12/2006
MBL0076 12,500 $37.67 25/01/2007
MBL0077 6,000 $37.47 04/02/2007
MBL0078 5,000 $36.08 12/03/2007
MBL0079 17,500 $36.54 13/03/2007
MBL0080 10,000 $36.34 14/03/2007
MBL0081 5,000 $35.24 15/03/2007
MBL0082 5,000 $37.52 18/03/2007
MBL0083 5,000 $36.85 19/03/2007
MBL0084 5,000 $35.15 20/03/2007
MBL0085 5,000 $36.39 21/03/2007
MBL0086 5,000 $36.85 22/03/2007
MBL0087 5,000 $36.67 25/03/2007
MBL0088 5,000 $36.68 26/03/2007
MBL0089 32,500 $36.55 27/03/2007
MBL0091 5,000 $35.90 29/03/2007
MBL0092 12,600 $36.34 01/04/2007
MBL0093 5,000 $37.52 02/04/2007
MBL0094 12,500 $34.82 03/04/2007
MBL0095 12,500 $35.99 04/04/2007
MBL0096 5,000 $35.22 05/04/2007

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Issued Ordinary Capital & Options Update

Document date: Fri 08 Nov 2002 **Published:** Mon 11 Nov 2002 10:21:04
Document No: 280204 **Document part:** C
Market Flag: N
Classification: Issued Capital - Other

MACQUARIE BANK LIMITED 2002-11-08 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
ATTACHMENT 1 CONTINUED

AS AT 31 OCTOBER 2002

MBL CODE	NUMBER	EXERCISE PRICE	EXPIRY DATE
MBL0097	5,000	$35.59	08/04/2007
MBL0098	5,000	$37.35	09/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	1,185	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	04/07/2007
MBL0108	5,000	$33.45	05/07/2007
MBL0109	12,500	$33.05	08/07/2007
MBL0110	12,500	$33.37	09/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	5,000	$35.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,484,905	$30.51	01/08/2007
MBL0119	6,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	960,450	$30.51	30/08/2007
MBL0125	5,000	$31.49	02/09/2007
MBL0126	12,500	$32.90	03/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	20,000	$30.51	06/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	242,400	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007

MBL0134	5,000	$37.43	[illegible]
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBLAAX	5,668	$14.59	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABR	10,000	$13.15	30/04/2003
MBLABY	12	$13.82	14/05/2003
MBLACF	11,334	$14.31	11/06/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	38,334	$14.47	21/08/2003
MBLACK	1,242,114	$14.29	28/08/2003
MBLACM	17,000	$12.25	02/12/2003
MBLACN	17,000	$14.65	04/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	06/11/2003
MBLACR	6,667	$12.73	06/12/2003
MBLACS	14,167	$15.23	07/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$16.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	11,334	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.52	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	04/06/2004
MBLADV	5,668	$14.52	08/06/2004
MBLADW	4,687,542	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	523,062	$18.51	31/08/2004

MORE TO FOLLOW

Issued Ordinary Capital & Options Update

Document date: Fri 08 Nov 2002 **Published:** Mon 11 Nov 2002 10:28:04
Document No: 280204 **Document part:** D
Market Flag: N
Classification: Issued Capital - Other

MACQUARIE BANK LIMITED 2002-11-08 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
ATTACHMENT 1 CONTINUED

MBL CODE	NUMBER	EXERCISE PRICE	EXPIRY DATE
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	06/09/2004
MRLAEK	50,000	$18.08	07/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	09/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	3,334	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	5,416	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,616,202	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	06/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFO	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	01/08/2005
MBLAFT	50,000	$23.94	02/08/2005
MBLAFU	104,766	$23.94	11/08/2005
MBLAFV	13,334	$18.51	03/08/2005
MBLAFX	5,000	$24.29	05/08/2005
MBLAFZ	30,000	$24.69	07/08/2005
MBLAGA	5,000	$24.12	09/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	08/08/2005
MBLAGD	1,666	$25.49	12/08/2005
MBLAGE	5,000	$23.06	13/08/2005

MBLAGF	12,500	$24.[illegible]	[illegible]
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2006
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	02/01/2006
MBLAHO	5,000	$27.86	03/01/2005
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	09/01/2006
MBLAHS	5,000	$27.71	05/01/2006
MBLAHT	5,000	$26.95	08/01/2006
MBLAHV	12,500	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	25,472,113		

---

12 11 02 MON 12:11 FAX 61 2 82374330 COMPANY SECRETARIAL --- COMPANY ANNOUNCE 001

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

11 November 2002

Company Announcements Office
Australian Stock Exchange Limited


MACQUARIE
BANK


BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 8 November 2002 was 0.0506%.

Yours faithfully,

Joanne Hawkins
Assistant Company Secretary



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act

Name of Director	David S Clarke AO
Date of last notice	12 September 2002 re Macquarie Leisure Trust ("MLE")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karu Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	7, 8 and 11 November 2002
No. of securities held prior to change	MLE 869,200 units held by Karu Pty Limited.
Class	MLE ordinary units
Number acquired	Nil
Number disposed	55,677 MLE units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Total consideration received of $36,500.36 before transaction costs

O:\CAG\CORP\DORLAND\ASX\CLARKE\dsc071102002.doc

+ See chapter 19 for defined terms.

03 JUL 11 AM 7:21

No. of securities held after change	MLE 812,223 units held by Karli Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 13 November 2002

G:\CAG\COS\HBORLAND\ASX\CLARKE\ds07112002.doc

+ See chapter 19 for defined terms.

2002 ASX 133


MACQUARIE
BANK

Disclaimer

Information, including forecast financial information, in this presentation should not be considered as a recommendation in relation to holding, purchasing or selling shares, securities or other instruments in or, in entities related to, Macquarie Bank Limited or any other company. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited.


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to

Shareholders and Analysts

Supplementary Information Package

14 November 2002


MACQUARIE
BANK

Contents

		Page
1.	Pro-forma result excluding BA transmission business	4
2.	Snapshot of BA impact	5
3.	Composition of fee and commission income	6
4.	Funds under management	7
5.	Fee income from funds under management	8
6.	Composition of trading income	9
7.	Equities-related income	10
8.	Net interest income	11
9.	Composition of other expenses	12
10.	International operating income by region and group	13
11.	Loan assets	14
12.	Credit quality	15
13.	Credit ratings	16
14.	Reconciliation of net capital base	17
15.	Risk weighted assets	19
16.	Our people	20


MACQUARIE
BANK

Pro-forma result excluding BA transmission business

	As reported $m	BA $m	Adjusted* $m
Interest income	105	27	132
Fee and commission income	662	-	662
Trading income	220	-	220
Other income	52	(83)	(31)
Total operating income	1,039	(56)	983
Employment expenses	(521)	3	(518)
Occupancy expenses	(45)	-	(45)
Non-salary technology expenses	(43)	-	(43)
Other operating expenses	(165)	53	(112)
Total operating expenses	(774)	56	(718)
Profit from ordinary activities	**265**	**-**	**265**

* adjusted result excludes Broadcast Australia Limited ("BA") (formerly ntl Australia) transmission income and operating expenses for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Snapshot of BA impact

	$m
Fee and commission income	30
Other income	103
Interest expense	(27)
Total operating income	106
Operating expenses	(56)
Total profit before tax*	**50**

* excludes underwriting income of $5m less provision for diminution of $2m


MACQUARIE
BANK

Composition of fee and commission income

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Mergers and acquisitions, advisory and underwriting	235	180	121
Management fees – base fees	140	128	107
Performance fees	97	11	76
Brokerage and commissions	64	61	76
Cross border leasing and structured finance	66	38	61
Banking, lending and securitisation	37	42	35
Other	23	25	42
Total	**662**	**485**	**518**


MACQUARIE
BANK

Funds under management

	1H 2003 $b	FY 2002 $b	1H 2002 $b
Infrastructure			
HLY (Hills Motorway)	0.9	0.9	0.9
HRZ (Horizon Energy)	0.2	0.2	0.2
MAP	1.7	0.3	-
MCG	0.3	-	-
MIG	8.2	7.6	5.1
SCF	0.6	-	-
Property			
MCW	0.9	0.8	0.7
MGI	0.7	0.6	0.5
MLE	0.1	0.1	0.1
MOF	1.6	1.3	1.1
MPRCA	0.3	-	-
Unlisted	31.4	29.5	25.9
Total	**46.9**	**41.3**	**34.5**


MACQUARIE
BANK

Fee income from funds under management

	1H 2003		2H 2002		1H 2002	
	Base $m	Perf $m	Base $m	Perf $m	Base $m	Perf $m
Infrastructure						
HLY (Hills Motorway)	0.2	-	0.2	-	0.2	-
HRZ (Horizon Energy)	0.1	-	0.2	-	0.2	-
MAP	4.0	-	-	-	-	-
MCG	0.5	-	-	-	-	-
MIG	30.7	75.3	30.1	-	17.7	69.2
SCF	0.2	-	-	-	-	-
Property						
MCW	1.7	1.7	1.6	-	1.5	-
MGI	-	-	-	-	-	-
MLE	0.3	-	0.3	-	0.4	-
MOF	3.2	10.1	2.6	3.1	2.4	-
MPRCA	-	-	-	-	-	-
Unlisted	98.9	9.7	92.6	9.7	84.8	6.9
Total	139.8	96.8	127.6	12.8	107.2	76.1


MACQUARIE
BANK

Composition of trading income

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Equities	75	59	76
Commodities	70	48	52
Foreign exchange	53	36	51
Interest rate products	22	20	19
Total	**220**	**163**	**198**


MACQUARIE
BANK

Equities-related income

Income ($ million)
180
160
140
120
100
80
60
40
20
0
1H 2002
2H 2002
1H 2003
Equity capital markets
Retail broking
Institutional stockbroking
Equity markets


MACQUARIE
BANK

Net interest income

	1H 2003			2H 2002			1H 2002		
	Interest $m	Volume $m	Spread %	Interest $m	Volume $m	Spread %	Interest $m	Volume $m	Spread %
Loan assets	118	9,780	2.42	108	8,627	2.50	99	8,568	2.31
Trading assets and other securities	20	8,415	0.47	27	9,211	0.59	4	7,789	0.10
Non-interest bearing assets*	(6)			(5)			(14)		
Total	**132**			**130**			**89**		

* adjusted to exclude BA interest expense for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Composition of other expenses

Cost control

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Occupancy	45	44	40
Non-salary technology	43	44	35
Legal and professional fees	34	26	25
Travel	18	21	21
Communication	8	9	10
Other operating	52	52	59
Total*	**200**	**196**	**190**

* adjusted to exclude BA interest expense for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

International operating income by region and Group

Group

$m
250
200
150
100
50
0
1H 2002
2H 2002
1H 2003
FSG
FMG
B&P
EMG
T&C
IBG

Region

$m
250
200
150
100
50
0
1H 2002
2H 2002
1H 2003
New Zealand
Africa
Asia Pacific
Americas
Europe


MACQUARIE
BANK

Loan assets

	1H 2003 $m	FY2002 $m	1H 2002 $m
Macquarie Capital	2,699	2,534	2,389
Structured Finance	360	302	250
Total Investment Banking	**3,059**	**2,836**	**2,639**
Overnight Cash	1,414	456	1,453
Metals & Mining	712	766	622
Foreign Exchange	159	153	239
Debt Markets	667	231	229
Total Treasury & Commodities	**2,952**	**1,606**	**2,543**
Macquarie Securitisation & Mortgages	1,262	1,697	822
Banking	1,114	1,061	975
Margin Lending	1,330	926	745
Property	1,312	1,030	923
Total Banking & Property	**5,018**	**4,714**	**3,465**
Equity Markets	**66**	**53**	**77**
Total	**11,095**	**9,209**	**8,724**


MACQUARIE
BANK

Credit quality

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Net charge for specific provisions:			
Recovery of assets previously written off	1	-	1
Recovery of assets previously provided for	3	1	1
Provided for during the financial year	(6)	(1)	(15)
Loan losses written off	(1)	(2)	-
Total	(4)	(2)	(13)
Loan assets	11,095	9,209	8,724
Specific provision as a percentage of loan assets	**0.21%**	**0.24%**	**0.29%**


MACQUARIE
BANK

Credit ratings

	Short-term	Long-term
Fitch Ratings	F1	A1
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

→ All ratings recently affirmed


MACQUARIE
BANK

Reconciliation of net capital base

Tier 1

	1H 2003 $m	FY 2002 $m	1H 2002 $m
Ordinary share capital	1,096	1,012	980
Macquarie Income Securities	314	258	250
Converting Preference Shares	150	150	150
Outside equity interest	4	4	3
Retained earnings	757	617	600
Less: APS 120 subsidiaries retained earnings	(77)	(54)	(54)
Less: APS 222 investment deduction	(259)	(7)	-
Less: intangibles	(18)	(17)	(20)
Less: future income tax benefit	(96)	(63)	(87)
Total	**1,871**	**1,900**	**1,822**


MACQUARIE
BANK

Reconciliation of net capital base

Tier 2

	1H 2003 $m	FY 2002 $m	1H 2002 $m
Tier 1 capital	1,871	1,900	1,822
Macquarie Income Securities (excess over allowable Tier 1 capital)	77	133	141
Subordinated debt (net of amortised amount)	167	193	202
General reserve for losses	65	59	58
Less: associated tax benefits	(19)	(18)	(17)
	290	**367**	**384**
Less: other deductions	(237)	(199)	(111)
Net capital base	**1,924**	**2,068**	**2,095**


MACQUARIE
BANK

Risk weighted assets

	1H 2003 $m	FY 2002 $m	1H 2002 $m
On-balance sheet	8,658	7,365	7,124
Off balance sheet	2,481	2,566	2,593
Market risk charge	673	719	752
Total	**11,812**	**10,650**	**10,469**


MACQUARIE
BANK

Our people

- → Turnover at low level
- → Rated top financial institution and second best employer (>1000 employees) in Australia (Hewitt Associates Survey, October 2001)
- → Strong compliance with Equal Opportunity for Women best practice
- → Committed to professional and ethical training
- → Remuneration policies align staff interests with shareholders:
  - → At risk remuneration is a large part of total
  - → Profit share formula based on net profit and excess return above cost of capital
  - → Bonuses vest over 10 years for Executive Directors


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to

Shareholders and Analysts

Supplementary Information Package

14 November 2002


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to

Shareholders and Analysts

Allan Moss & Greg Ward

14 November 2002


MACQUARIE
BANK

Agenda

1. **Allan Moss, Chief Executive Officer**

→ Highlights

2. **Greg Ward**

→ Result analysis

→ Taxation

→ Balance sheet and capital management

3. **Allan Moss**

→ Specialist funds

→ Group comments

→ Outlook


MACQUARIE
BANK

Headline result

A record half-year

After tax (attributable to ordinary equity holders) – 41% increase on 30/9/01

30 Sept 2002	31 Mar 2002	30 Sept 2001
$183m	$120m	$130m

Pre tax (attributable to ordinary equity holders) – 50% increase on 30/9/01

30 Sept 2002	31 Mar 2002	30 Sept 2001
$250m	$159m	$167m


MACQUARIE
BANK

Features of the half-year

- Strong broadly based result in a challenging environment
  - 23% increase in revenue (adjusted for Broadcast Australia)
  - Significant increase in contributions from Treasury & Commodities (up over 100%) and Banking & Property Group (up 65%) compared to pcp
  - Solid contribution from Investment Banking Group
  - All other operating groups have performed satisfactorily
  - Cost initiatives progressing well – reflected in expense to income ratio
  - Sound credit quality
- Continuing to address market concerns regarding MAP
- Investments in specialist funds held at lower of cost and market


MACQUARIE
BANK

Profit growth

30 September
31 March
$m
250
200
150
100
50
0
FY 1990
FY 1991
FY 1992
FY 1993
FY 1994
FY 1995
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001


MACQUARIE
BANK

Agenda

1. **Allan Moss**

→ Highlights

2. **Greg Ward, Chief Financial Officer**

→ Result analysis

→ Taxation

→ Balance sheet and capital management

3. **Allan Moss**

→ Specialist funds

→ Group comments

→ Outlook


MACQUARIE
BANK

Financial highlights

	1H 2003	2H 2002	1H 2002	Movement 2H 2002	Movement 1H 2002
Headline result ($m)	183	120	130	52.5%	40.8%
Expense/Income ratio*	73.0%	78.3%	77.4%		
Basic EPS (cents)	91.18	60.70	72.70	50.2%	25.4%
Diluted EPS (cents)	90.18	62.88	71.41	43.4%	26.3%
Tier 1 capital ratio	15.8%	17.8%	17.4%		
Dividend – franking	85%	70%	70%		

* adjusted result excludes Broadcast Australia Limited ("BA") (formerly ntl Australia) transmission income and operating expenses for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Half-year results

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Income	1,039	800	800
Expenses	(774)	(626)	(619)
Profit before tax	265	174	181
Income tax expense	(67)	(39)	(37)
Net profit after tax	198	135	144
Outside equity interest	(1)	(1)	1
MIS distribution	(14)	(14)	(15)
Profit attributable to ordinary equity holders	**183**	**120**	**130**


MACQUARIE
BANK

Pro-forma result excluding BA transmission business

	As reported $m	Adjusted* $m
Income	1,039	983
Expenses	(774)	(718)
Profit before tax	265	265
Income tax expense	(67)	(67)
Net profit after tax	198	198
Outside equity interest	(1)	(1)
MIS distribution	(14)	(14)
Profit attributable to ordinary equity holders	**183**	**183**

* adjusted result excludes BA transmission income and operating expenses for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Operating income

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Fee and commissions	662	485	518
Trading	220	163	198
Net interest*	132	130	89
Other*	(31)	22	(5)
Total	**983**	**800**	**800**

* adjusted to exclude BA transmission income and interest expense for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Fee and commission income

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Fee and commission income	**662**	**485**	**518**

- Advisory income reflects increased deal flow
- Stable cross-border lease income despite depressed market
- Strong growth across all Property businesses
- Reflects growth in specialist funds
  - Increase in base management fees
  - Performance fees from MIG, MOF and MCW


MACQUARIE
BANK

Funds under management

4th largest fund manager in Australia*

	1H 2003 $b	FY 2002 $b	1H 2002 $b
Specialist			
Infrastructure	13.0	9.8	6.7
Property	4.9	3.9	2.8
Development capital	0.3	0.2	0.3
Other	0.4	0.3	0.2
Funds Management and Financial Services			
Retail	11.2	11.0	10.8
Wholesale	17.1	16.1	13.7
Total	46.9	41.3	34.5

* Rainmaker Information, October 2002


MACQUARIE
BANK

Fee income from funds management

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Specialist			
Base fees	59	49	31
Performance fees	94	9	71
Funds Management and Financial Services			
Base fees	81	79	76
Performance fees	3	2	5
Total	**237**	**139**	**183**


MACQUARIE
BANK

Trading income

Majority derived from client services

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Trading income	**220**	**163**	**198**

- → Agricultural Commodities – volatility in world commodity markets led to strong client flows
- → Metals & Mining – strong client flows in precious metals driven by volatility in gold price
- → FX – consolidated market share and increased trade flow within active currency pairs
- → Debt markets – good deal flow
- → Equities – modest recovery on previous six months in difficult markets


MACQUARIE
BANK

Net interest income

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Loan assets	118	108	99
Trading assets and other securities	20	27	4
Non-interest bearing trading assets	(6)	(5)	(14)
Total*	**132**	**130**	**89**

* adjusted to exclude BA interest expense for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Other income

	1H 2003 $m
Broadcast Australia holding gain	20
Dividend income from equity investments	16
Provision for diminution – MAP	(59)
– MCG	(2)
Net loan losses	(3)
Provision for uncertainties	(5)
Other	2
Total*	**(31)**

* adjusted to exclude BA transmission income for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Group contribution to profit

	1H 2003 %	FY 2002 %	1H 2002 %
Corporate Finance (incl. specialist funds)	31	30	31
Structured Finance (incl. x-border leasing)	10	11	14
Other (incl. insto broking, Macquarie Capital)	10	20	19
Total Investment Banking	51	61	64
Treasury & Commodities	25	21	16
Banking & Property	18	16	15
Equity Markets	3	-	5
Funds Management	2	3	2
Financial Services	1	(1)	(2)
Total	**100%**	**100%**	**100%**

* based on management accounts – pre-tax and pre-profit share


MACQUARIE
BANK

Income from medium/long term arrangements – annuity income

Annuity income across the businesses provides shelter against adverse market conditions

90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
MBL
Group
33%
Funds Management
Banking & Property
Financial Services
Investment Banking
Treasury & Commodities
Equity Markets


MACQUARIE
BANK

International income

- 22% of income from international activities
- International income slightly down on pcp, but up on previous six months and up over 100% since first half 1999
- Many international initiatives in progress


Total operating income
(excluding earnings on capital)
($ million)
1000
900
800
700
600
500
400
300
200
100
0
1H 1999
2H 1999
1H 2000
2H 2000
1H 2001
2H 2001
1H 2002
2H 2002
1H 2003
Domestic
International


MACQUARIE
BANK

Operating expenses*

Benefits of cost control initiatives realised

	1H 2003 $m	2H 2002 $m	1H 2002 $m
Expense/income ratio	**73.0%**	**78.3%**	**77.4%**
Employment expenses	518	429	430
Other expenses	200	197	189
Total	718	626	619

* adjusted result excludes BA transmission income and operating expenses for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Headcount

	1H 2003	FY 2002	1H 2002
Operating Divisions			
Investment Banking	1,066	1,022	965
Treasury & Commodities	337	336	336
Banking & Property	673	651	597
Equity Markets	186	188	170
Funds Management	132	133	127
Financial Services	1,102	1,073	967
Direct Investment	14	16	15
Total headcount – operating divisions	3,510	3,419	3,177
Total headcount – service divisions	1,230	1,307	1,349
Total	**4,740**	**4,726**	**4,526**


MACQUARIE
BANK

Information technology expenditure

$m
100
80
60
40
20
0
Forecast
1H 2002
2H 2002
1H 2003
2H 2003
Software development capitalised
IT expenses
(includes software amortisation)


MACQUARIE
BANK

Dividends and franking

	1H 2003	2H 2002	1H 2002
Dividend (cps)	41	52	41
Franking	85%	70%	70%

- Interim dividend franking increased to 85%
- Expect franking in short to medium term of at least 85%, subject to income composition and tax reform


MACQUARIE
BANK

Effective tax rate

	1H 2003 %	2H 2002 %	1H 2002 %
Corporate tax rate	**30.0**	**30.0**	**34.0**
Rate differential on offshore income	(2.3)	(1.7)	(4.4)
Group tax losses	(1.5)	(2.9)	(3.9)
Macquarie Income Securities	(1.5)	(2.3)	(2.8)
Converting Preference Shares	0.8	1.1	1.1
Other	(0.2)	(1.8)	(3.6)
Effective tax rate	**25.3**	**22.4**	**20.4**

- Effective tax rate sensitive to composition of income
- Estimate for full year tax rate is 20% – 25%


MACQUARIE
BANK

Capital management

	1H 2003 $m	FY 2002 $m	1H 2002 $m
Tier 1 capital	2,321	2,041	1,983
less: deductions			
– equity investments	(259)	(7)	–
– other	(191)	(134)	(161)
Tier 1 capital after deductions	1,871	1,900	1,822
Risk weighted assets	11,812	10,650	10,469
Tier 1 ratio	**15.8%**	**17.8%**	**17.4%**


MACQUARIE
BANK

Balance sheet and risk-weighted assets

	Total Assets $b	Risk Weighted Assets $b
31 March 2002	**30.2**	**10.7**
Organic growth in loan assets	0.9	0.8
Revaluation of financial instruments	0.9	0.2
Increase in liquid assets	1.0	0.2
Increase in other securities	0.3	0.1
Decrease in trading assets	(0.8)	(0.2)
30 September 2002	**32.5**	**11.8**

→ $715m of Macquarie mortgage assets securitised October 2002


MACQUARIE
BANK

Accounting practices

- Consistent application of conservative accounting policies
- Insignificant capitalised and deferred costs
- $61m in aggregate write-downs of MAP and MCG holdings

Notable Listed Investments	Book value $m (@30/09/02)	Market value $m (@13/11/02)
MIG	25	68
MGM	24	120
SFE	–	15
MAP	99	85
MCG	98	98


MACQUARIE
BANK

EPS since listing

→ Strong compound annual growth rate (CAGR) in EPS since listing


cents
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001
2002
HY 2003

	CAGR of EPS (1996 – 2002)
MBL	12.9% pa
International peer investment banks	4.5% pa (avg)
Australian major trading banks	10.2% pa (avg)


MACQUARIE
BANK

Total shareholder return since listing

- MBL TSR approximately 340% versus ASX50 under 100%
- Of companies in ASX50 at time of listing, MBL has outperformed 48


Index
900
800
700
600
500
400
300
200
100
0
Jul-96
Nov-96
Mar-97
Jul-97
Nov-97
Mar-98
Jul-98
Nov-98
Mar-99
Jul-99
Nov-99
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Mar-02
Jul-02
MBL
ASX50

- MBL approximate IRR (%pa) since creation of the Bank in 1985 – 25.7% (all dividends reinvested)
- MBL approximate IRR (%pa) since listing in 1996 – 23.9% (all dividends reinvested)


MACQUARIE
BANK

Agenda

1. **Allan Moss**

→ Highlights

2. **Greg Ward**

→ Result analysis

→ Taxation

→ Balance sheet and capital management

3. **Allan Moss, Chief Executive Officer**

→ Specialist funds

→ Group comments

→ Outlook


MACQUARIE
BANK

Opportunities for specialist funds

- → Property – good opportunities for both domestic and international growth
- → Unlisted infrastructure – number of international opportunities
- → Listed Infrastructure – continued growth over medium term
- → Direct Investment – performing well


MACQUARIE
BANK

Portfolio of world class assets

Midland
Express
South African toll roads
Schroders Asian
SR-12
Highway 407
● Roads
● Airports
Property


MACQUARIE
BANK

Macquarie Airports

- → Very disappointing market performance in extremely tough and negative environment
- → Confident about long-term value
- → Benefits of Macquarie involvement already evident at Bristol, Birmingham and Sydney airports


MACQUARIE
BANK

Patronage assets are attractive investments

- Roads
- Airports
- Low marginal unit costs
- Safe revenue, growing faster than GDP
- Confidence of rapid growth in EBITDA


Conceptual
$
EBITDA
Costs
Revenue
Traffic


MACQUARIE
BANK

Specialist listed funds performance

Macquarie funds have out-performed

Performance Since 1996

Index
4000
3500
3000
2500
2000
1500
1000
500
0
Dec-95
Mar-96
Jun-96
Sep-96
Dec-96
Mar-97
Jun-97
Sep-97
Dec-97
Mar-98
Jun-98
Sep-98
Dec-98
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
All Macquarie Funds
S&P/ASX300


MACQUARIE
BANK

Group comments


MACQUARIE
BANK

Investment Banking

Comments on the first half:

- → Increase in net income on pcp despite investment write-downs
- → Ranked 1st in Thomson league tables for value of Australian M&A transactions, 2nd for ECM total capital raised and 1st for IPOs completed in six months to 30 June 2002
- → Continued strong growth in infrastructure funds under management. MAP market price remains a disappointment and a key focus of management attention
- → Cross-border leasing income maintained though overall market depressed
- → Continued growth in Macquarie Capital both domestically and offshore
- → Contribution from institutional equities down, however market share for the year up in a challenging period


MACQUARIE
BANK

Investment Banking (contd.)

Current market conditions:

→ Downturn in global equity markets has adversely affected Australian listed equity issuance and M&A market volumes

→ Market shares and competitive position remain strong

→ For Institutional Stockbroking and Macquarie Research Equities, growth subdued due to general economic conditions and the bear market

Outlook:

→ Overall expect to maintain or improve on previous year

→ Some businesses may be adversely impacted if international equities markets remain depressed

→ Deal pipeline at least as strong as this time last year


MACQUARIE
BANK

Treasury and Commodities

Comments on the first half:

- → Excellent six months up over 100% on pcp - strong performances across all business areas
- → Metals & Mining – well above pcp with the precious metals business performing strongly
- → FX - very strong first half because of strong customer business with good income diversity and increased market share
- → Debt Markets – good first half, significantly ahead of pcp with a steady flow of deals
- → Treasury (funding) – contribution well above pcp with strong liquidity management and increased offshore issuance
- → Agricultural Commodities – strong first half above pcp; markets showing no signs of disruptions experienced during the second half of the prior year
- → Futures – a good result above pcp. No. 1 position in clearing and No. 2 position in execution on the SFE maintained
- → Risk Advisory – a good contribution in the first half. Liabilities under management over $4 billion


MACQUARIE
BANK

Treasury and Commodities (contd.)

Current market conditions:

- → Continued volatility positive for business
- → Competitors have exited some markets creating opportunities

Outlook:

- → Transaction pipeline good; established businesses to continue to grow
- → Income base continues to diversify
- → Markets in which the Group operates are variable and market conditions will be an important factor
- → Maintain conservative risk profile
- → New oil and gas businesses focused on international markets operational


MACQUARIE
BANK

Banking and Property

Comments on the first half:

- Overall group contribution up 65% on pcp with record results from Property Investment Management, Property Finance, Property Investment Banking, Banking and Golf & Leisure
- Record volumes in the other businesses – Mortgages and Margin Lending
- Record deposits and improved fee based Banking revenue
- Strong income from large property projects, eg. World Square in Sydney
- Strong returns for property trust investors led to performance fees in two trusts: MOF, MCW
- Strong and strategic growth of property funds under management to almost $5b – successful launch of Macquarie Martin Place Trust and MPRCA (Macquarie ProLogis)


MACQUARIE
BANK

Banking and Property (contd.)

Current market conditions:

- → A low and stable interest rate environment should see continued steady mortgage flow
- → Property funds management benefiting from equity market volatility as investors turn to property market

Outlook:

- → Expect second half to be below first half but broadly in line with pcp
- → Positioned well for medium term
- → Continue to replicate the Australian model in offshore markets by leveraging relationships (e.g. ProLogis)
- → Develop a presence in Asian markets where REIT legislation is creating opportunities


MACQUARIE
BANK

Equity Markets

Comments on the first half:

- → Operating profitably
- → Australia – strong result on the back of resilient retail demand and leading instalment and vanilla warrant market share
- → South Africa – good performance. JV terminated, investigating options
- → Hong Kong – profitable despite continued low retail demand
- → Europe – business now restructured – small trading loss – focusing on structured products and German warrants issuance
- → Japan – break-even despite very poor market conditions
- → Brazil – profitable – excellent result given uncertain political and economic market environment


MACQUARIE
BANK

Equity Markets (contd.)

Market Conditions:

→ Markets, other than Australia and South Africa, characterised by extreme price volatility, low volumes, and lack of customer flow

Outlook:

→ Highly leveraged to any upturn in overseas markets

→ Advanced stages of negotiation for a new JV in Korea


MACQUARIE
BANK

Funds Management

Comments on the first half:

- → Contribution marginally below pcp due to lower performance fees
- → Total funds under management up 5% to $28.3b; inflows into fixed interest and property funds more than offset worsening equity market conditions
  - → Wholesale domestic funds up 5% to $15.2b
  - → Retail domestic funds up 2% to $11.2b
  - → International funds up 24% to $1.9b
- → Malaysian and Korean joint ventures performing well


MACQUARIE
BANK

Funds Management (contd.)

Current market conditions:

- Poor global equity market conditions but diversified nature of business enabled continued growth in funds under management
- Fixed interest and property inflows as investors seek lower risk
- Geographic diversification

Outlook:

- Expect strong growth in international business, particularly in Korea
- Growth expected within Australia from wholesale business and True Index products


MACQUARIE
BANK

Financial Services

Comments on the first half:

- Achieved breakeven as forecast despite difficult market conditions
- Strategic IT program substantially complete; completed projects now amortising
- Strategic objective to grow retail distribution is on track
  - Leading position in retail stockbroking
  - Macquarie Adviser Services strengthened its position in the IFA market with Macquarie WRAP growing by $1.9b to $5.7b (fastest growing administration platform in the June quarter)
- CMT up by over $300m to $8.5b


MACQUARIE
BANK

Financial Services (contd.)

Current market conditions:

- Volatile share market – erratic equity trading volumes impacting transactional income
- Reducing equity values reduce growth in funds under management and management fees
- Inflows into cash and fixed interest

Outlook:

- Continued growth in WRAP with a focus on functionality and service
- Full year result will be subject to market conditions


MACQUARIE BANK

Overall outlook

- → Many growth initiatives underway across the Bank – satisfactory transaction pipeline
- → Confident of continued growth in specialist funds albeit near term slow-down in listed infrastructure in Australia
- → Will continue to benefit from ongoing focus on costs

Outlook for second half:

- → Expect second half to be up on pcp but lower than the first half because of timing of performance fees and uncertain global markets
- → Expect continued growth in revenue and profit in the medium term


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to

Shareholders and Analysts

14 November 2002

2002 ASX 135

03 JUL 11 AM 7:21

MACQUARIE BANK LIMITED

A.B.N. 46 008 583 542

Extracts from interim report

Half-year ended 30 September 2002


MACQUARIE
BANK

MACQUARIE BANK LIMITED
and its controlled entities

TABLE OF CONTENTS

	Page
Directors' report	3
Statement of financial performance	4
Statement of financial position	5
Statement of cash flows	6
Notes to and forming part of the financial statements	
1. Basis of preparation	7
2. Profit from ordinary activities	7
3. Segment information	9
4. Income tax expense	9
5. Dividends and distributions paid or provided	10
6. Earnings per share	11
7. Trading assets	12
8. Other securities	12
9. Loan assets	13
10. Impaired assets	14
11. Notes payable	14
12. Other provisions	15
13. Contributed equity	15
14. Retained earnings and outside equity interests	16
15. Contingent liabilities	16
16. Average statement of financial position	17
17. Acquisition and deconsolidation of Broadcast Australia Holdings Pty Limited	18
Directors' declaration	19
Independent review report	20
Five year summary	21

MACQUARIE BANK LIMITED
and its controlled entities

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2002

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the Statement of Financial Position as at 30 September 2002, the Statement of Financial Performance and Statement of Cash Flows of the Bank and its controlled entities (together "the economic entity") for the half-year ended on that date ("the period") and report as follows.

DIRECTORS

At the date of this report Directors of the Bank are:
Executive Directors:
D.S. Clarke, AO *Executive Chairman*
A.E. Moss, *Managing Director*
M.R.G. Johnson, *Deputy Chairman*

Non-Executive Directors:
J.G. Allpass
L.G. Cox, AO
B.R. Martin
H.K. McCann
H.M. Nugent

The above Directors each held office as a Director of the Bank throughout the period.

RESULT

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the period was $183 million *(2001: $130 million).*

DIVIDENDS AND DISTRIBUTIONS

The Bank paid or provided dividends and distributions during the period as set out in the table below:

Security	Payment Date	Payment Type	$	In respect of year ended/period	
Ordinary shares	2 July 2002	Final	103,219,911	31 March 2002	Paid
	20 December 2002	Interim	83,038,572	31 March 2003	Provided
Macquarie Income Securities	15 April 2002	Periodic	7,150,685	15 January to 14 April 2002	Paid
	15 July 2002	Periodic	7,230,137	15 April to 14 July 2002	Paid
	15 October 2002	Periodic	6,197,260	15 July to 30 September 2002	Provided
Converting Preference Shares	17 June 2002	Periodic	5,519,850	17 December 2001 to 16 June 2002	Paid
	16 December 2002	Periodic	3,214,849	17 June to 30 September 2002	Provided

REVIEW OF OPERATIONS

A review of the operations of the economic entity and the results of those operations for the period are contained in the Chairman's and Managing Director's Interim Report.

ROUNDING OF AMOUNTS

In accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission ("ASIC") amounts in the Directors' Report and the Financial Report have been rounded off to the nearest million dollars unless otherwise indicated.

D.S. Clarke, Director

A.E. Moss, Director

Sydney
13 November 2002

MACQUARIE BANK LIMITED
and its controlled entities

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2002

	Notes	**Half-year to 30 Sept. 2002 $M**	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M
Interest income		**525**	487	522
Interest expense		**(420)**	(357)	(433)
Net interest income	2	**105**	130	89
Fee and commission income		**794**	600	610
Fee and commission expense		**(132)**	(115)	(92)
Net fee and commission income	2	**662**	485	518
Trading income	2	**220**	163	198
Net other income/(expenses)	2	**52**	22	(5)
Total income from ordinary activities		**1,039**	800	800
Employment expenses	2	**(521)**	(429)	(430)
Occupancy expenses	2	**(45)**	(44)	(40)
Non-salary technology expenses	2	**(43)**	(44)	(35)
Other operating expenses	2	**(165)**	(109)	(114)
Total expenses from ordinary activities		**(774)**	(626)	(619)
Profit from ordinary activities before income tax		**265**	174	181
Income tax expense	4	**(67)**	(39)	(37)
Profit from ordinary activities after income tax		**198**	135	144
(Profit)/loss from ordinary activities after income tax attributable to outside equity interests	14	**(1)**	(1)	1
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*		**197**	134	145
Distributions paid or provided on Macquarie Income Securities	5	**(14)**	(14)	(15)
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited		**183**	120	130
			Cents per share	
Basic earnings per share	6	**91.18**	60.70	72.70
Diluted earnings per share	6	**90.18**	62.88	71.41

* There were no valuation adjustments recognised directly in equity

The accompanying notes form part of the financial statements.

MACQUARIE BANK LIMITED
and its controlled entities

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2002

	Notes	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M
Assets				
Cash and liquid assets		360	283	298
Securities purchased under resale agreement		2,895	4,313	3,787
Trading assets	7	5,513	4,864	4,779
Other securities	8	2,288	1,937	1,856
Loan assets	9	11,095	9,209	8,724
Other financial market assets		5,550	4,630	6,844
Other financial assets		1,795	1,927	1,525
Life insurance investment assets		2,473	2,588	2,531
Equity investments		115	102	94
Investments in associates and incorporated joint ventures		109	90	59
Fixed assets		133	135	130
Tax assets		213	156	200
Total assets		32,539	30,234	30,827
Liabilities				
Due to other financial institutions		627	565	761
Securities sold under repurchase agreement		2,409	928	1,991
Securities borrowed		1,092	2,359	1,017
Deposits		4,466	4,520	4,206
Notes payable	11	11,412	9,434	9,385
Other financial market liabilities		4,711	3,811	6,167
Tax liabilities		42	17	27
Other financial liabilities		2,017	2,923	1,674
Life insurance policy liabilities		2,429	2,539	2,504
Provisions for dividends and distributions	5	89	109	87
Deferred tax liabilities		119	100	122
Other provisions	12	132	120	113
Total liabilities excluding loan capital		29,545	27,425	28,054
Loan capital				
Subordinated debt		242	242	256
Converting Preference Shares		150	150	150
Total liabilities		29,937	27,817	28,460
Net assets		2,602	2,417	2,367
Equity				
Contributed equity				
Ordinary share capital	13	1,096	1,012	980
Macquarie Income Securities	13	391	391	391
Retained earnings	14	717	617	600
Total equity attributable to equity holders of Macquarie Bank Limited		2,204	2,020	1,971
Outside equity interests in controlled entities	14	398	397	396
Total equity		2,602	2,417	2,367

The accompanying notes form part of the financial statements.

MACQUARIE BANK LIMITED
and its controlled entities

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 30 SEPTEMBER 2002

	Half-year to 30 Sept. 2002 $M	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M
Cash flows from operating activities			
Interest received	**593**	444	536
Interest and other costs of finance (paid)	**(489)**	(345)	(476)
Dividends and distributions received	**40**	32	29
Fees and other non-interest income received	**675**	621	528
Fees and commissions (paid)	**(127)**	(66)	(90)
Net receipts from dealing in financial instruments	**379**	617	93
(Payments) to suppliers (inclusive of GST)	**(34)**	(418)	(291)
Employment expenses (paid)	**(570)**	(298)	(518)
Income taxes (paid)	**(63)**	(128)	(37)
Life insurance investment income	**49**	37	47
Life insurance premiums received	**957**	890	964
Life insurance (policy payments)	**(980)**	(959)	(987)
Broadcast Australia – net receipts from operations	**17**	-	-
Net cash flows from operating activities	**447**	427	(202)
Cash flows from investing activities			
Loan assets (granted)	**(4,120)**	(535)	(3,164)
Proceeds from securitisation of loan assets	**2,502**	-	2,258
Recovery of loans previously written-off	**1**	-	1
(Payments) for investment securities	**(417)**	(237)	(1,551)
Proceeds from the realisation of investment securities	**104**	73	48
(Payments) for equity investments	**(45)**	(62)	(16)
Proceeds from the sale of equity investments	**7**	17	10
(Payments) for fixed assets	**(32)**	(29)	(48)
Proceeds on sale of fixed assets	**11**	-	4
(Payments) for life insurance investments	**(3,302)**	(3,305)	(4,498)
Proceeds on sale of life insurance investments	**3,306**	3,251	4,590
Broadcast Australia – payment for acquisition, net of cash acquired (refer Note 17)	**(296)**	-	-
Broadcast Australia – cash deconsolidated (refer Note 17)	**(17)**	-	-
Net cash flows from investing activities	**(2,298)**	(827)	(2,366)
Cash flows from financing activities			
Net increase in money market and other deposit accounts	**1,855**	474	1,757
Proceeds from the issue of ordinary share capital	**34**	34	589
Transaction costs for the placement of ordinary share capital	**-**	(3)	-
Proceeds from outside equity interest	**1**	-	394
Dividends and distributions (paid)	**(69)**	(101)	(112)
Broadcast Australia – net proceeds from borrowings	**137**	-	-
Net cash flows from financing activities	**1,958**	404	2,628
Net (decrease)/increase in cash held	**107**	**4**	**60**
Cash at the beginning of the period	**243**	239	179
Cash at the end of the period	**350**	243	239

The accompanying notes form part of these financial statements.

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
AS AT 30 SEPTEMBER 2002

1. BASIS OF PREPARATION

This general purpose financial report for the half-year ended 30 September 2002 ("the period") has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", other mandatory professional reporting requirements (*Urgent Issues Group Consensus Views*), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This financial report comprises the consolidated financial statements of Macquarie Bank Limited ("the Bank") and the entities it controlled at the end of or during the period (together, "the economic entity").

This financial report has been prepared on a historical cost basis. The carrying value of any non-current asset does not exceed their recoverable amount. In assessing recoverable amounts for particular classes of assets the relevant cash flows have not been discounted to their present values, unless otherwise stated.

It is recommended that this financial report be read in conjunction with the 31 March 2002 annual review and financial report of the economic entity and any public announcements made by the Bank during the period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies are consistent with those of the previous financial year and corresponding periods, unless otherwise stated. Where necessary, comparative figures have been adjusted to conform with changes in presentation at 30 September 2002.

	Half-year to 30 Sept. 2002 $M	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M
2. PROFIT FROM ORDINARY ACTIVITIES			
Interest income			
Interest income received/receivable	**525**	487	522
Interest expense paid/payable	**(420)**	(357)	(433)
Total net interest income	**105**	130	89
Fee and commission income			
Fee and commission revenue	**780**	583	598
Fee and commission expense	**(132)**	(115)	(92)
Income from life insurance business			
- investment revenue and management fees	**(39)**	131	43
- life insurance policy liabilities	**56**	(111)	(27)
- direct fees	**(3)**	(3)	(4)
Total net fee and commission income	**662**	485	518
Trading income			
Arising from trading instruments	**138**	109	111
Net gains on foreign currency trading	**53**	37	50
Dividends and distributions received/receivable			
- other trading assets	**29**	17	37
Total trading income	**220**	163	198

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
AS AT 30 SEPTEMBER 2002

	Half-year to 30 Sept. 2002 $M	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M
2. PROFIT FROM ORDINARY ACTIVITIES (CONT'D)			
Other income/(expenses)			
Broadcast Australia – transmission income	**49**	-	-
Broadcast Australia - gain on deconsolidation (refer Note 17)	**54**	-	-
Shares of net (losses)/profits of associates and incorporated joint ventures accounted for using the equity method	**(5)**	4	2
Income arising from other securities	**3**	15	4
Life insurance income earned on shareholders' funds	**3**	2	3
Dividends and distributions received/receivable			
- other securities and equity investments	**16**	4	2
Other income	**8**	9	7
Total other income	**128**	34	18
Provision for diminution of equity investments	**(67)**	-	-
Provision for uncertainties (refer Note 12)	**(5)**	(2)	(3)
Charge for specific provisions (refer Note 9):			
- provided for during the financial year	**(6)**	(1)	(15)
- written back during the financial year	**3**	1	1
- loan losses written off	**(1)**	(2)	-
- recovery of loans previously written off	**1**	-	1
Total net charge for provisions	**(75)**	(4)	(16)
Other expenses	**(1)**	(8)	(7)
Total other expenses	**(76)**	(12)	(23)
Net other income/(expenses)	**52**	22	(5)
Total income from ordinary activities	**1,039**	800	800
Employment expenses			
Salary, salary related costs, superannuation, performance-related profit share and staff training	**(510)**	(427)	(423)
Provision for annual leave	**(6)**	(1)	(5)
Provision for long service leave	**(2)**	(1)	(2)
Broadcast Australia – employment expenses	**(3)**	-	-
Total employment expenses	**(521)**	(429)	(430)
Occupancy expenses			
Operating lease rental	**(34)**	(31)	(31)
Depreciation: furniture, fittings and leasehold improvements	**(7)**	(7)	(6)
Other occupancy expenses	**(4)**	(6)	(3)
Total occupancy expenses	**(45)**	(44)	(40)
Non-salary technology expenses			
Information services	**(16)**	(16)	(15)
Depreciation: computer equipment and software	**(16)**	(16)	(13)
Other non-salary technology expenses	**(11)**	(12)	(7)
Total non-salary technology expenses	**(43)**	(44)	(35)
Other operating expenses			
Auditors' remuneration*	**(3)**	(5)	(2)
Legal and professional fees	**(34)**	(26)	(25)
Travel expenses	**(18)**	(21)	(21)
Communication expenses	**(8)**	(9)	(10)
Depreciation: communication equipment	**(2)**	(1)	(3)
Other operating expenses	**(47)**	(47)	(53)
Broadcast Australia – other operating expenses	**(53)**	-	-
Total other operating expenses	**(165)**	(109)	(114)
Total expenses from ordinary activities	**(774)**	(626)	(619)

* *includes remuneration for audit and other services.*

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
AS AT 30 SEPTEMBER 2002

3. SEGMENT INFORMATION

The economic entity operates as a financial services provider principally in Australia. Some of the economic entity's services and products are offered in locations outside Australia, where they are predominately managed as part of the Australian businesses, not as separate geographic locations.

4. INCOME TAX EXPENSE

Prima facie income tax on profit from ordinary activities is reconciled to the income tax expense charged in the Statement of Financial Performance as follows:

	Half-year to 30 Sept. 2002 $M	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M
Income tax (expense) on profit from ordinary activities*	**(80)**	(52)	(62)
Add/(deduct) tax effect of permanent differences:			
Recoupment of group tax losses	**4**	5	7
Rate differential on offshore income	**6**	3	8
Distribution paid/provided on Macquarie Income Securities	**4**	4	5
Net effect of different tax rates for life insurance business	**2**	2	2
Rebatable dividend income	**1**	1	1
Dividend paid/provided on Converting Preference Shares	**(2)**	(2)	(2)
Effect of change in tax rates	**-**	-	(2)
Other items	**(2)**	-	6
	13	13	25
Total income tax (expense)	**(67)**	(39)	(37)

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 30% (2001: 34%).

The economic entity has a tax year ending on 30 September.

The economic entity is currently subject to an audit by the Australian Taxation Office ("ATO"). Some amended assessments have been issued by the ATO for the 1988 to 1993 years. Other issues of potential taxation liability have been raised but have not yet been subject to the issue of amended assessments. Objections have been lodged in respect of the amended assessments and the other issues of alleged liability are also disputed.

The ATO is also reviewing the interests held by the economic entity in research and development syndicates. Amended assessments have been issued in relation to one of these syndicates, against which objections were lodged and subsequently upheld in the Administrative Appeals Tribunal ("AAT"). On 2 October 2002, the ATO lodged an appeal against the AAT decision with the Federal Court.

In relation to the Macquarie Income Securities, a public ruling has been issued by the ATO suggesting that deductions for distributions on this type of security may not be available. The Bank has received independent legal advice confirming that deductions are available for the distributions provided. An objection has been lodged and has been disallowed. An appeal has been made to the Federal Court.

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

	Half-year to 30 Sept. 2002 $M	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M

5. DIVIDENDS AND DISTRIBUTIONS PAID OR PROVIDED

	Half-year to 30 Sept. 2002 $M	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M
Ordinary share capital			
Interim (41 cents per share)	83	-	81
Final (52 cents per share)	-	103	-
Total dividends provided	83	103	81

The interim ordinary dividend provided for the financial year ending 31 March 2003 is 85% franked at the 30% corporate tax rate. The interim and final dividends paid for the financial year ended 31 March 2002 were 70% franked at the 30% corporate tax rate.

On 8 May 2002, the Directors resolved that they would activate the Dividend Reinvestment Plan ("the DRP") effective for the dividend to be paid on 2 July 2002. The DRP was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

On 2 July 2002, 1,679,485 fully paid ordinary shares were issued at $29.60 per share pursuant to the DRP (refer Note 13).

Convertible Preference Shares

Dividends on these shares of $5.5 million (2001: $5.5 million) have been charged to the Statement of Financial Performance as interest expense in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

The dividends paid on 17 June 2002 and 17 December 2001 were 70% franked at the 30% corporate tax rate. The dividend to be paid on 16 December 2002 will be 85% franked at the 30% corporate tax rate.

Macquarie Income Securities

	Half-year to 30 Sept. 2002 $M	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M
Distributions paid (net of distributions previously provided)	8	8	9
Distributions provided	6	6	6
Total distributions paid or provided	14	14	15

The distributions paid and provided in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments".

	Half-year to 30 Sept. 2002 $M	Half-year to 31 Mar. 2002 $M	Half-year to 30 Sept. 2001 $M

6. EARNINGS PER SHARE

		Cents per share	
Basic earnings per share	**91.18**	60.70	72.70
Diluted earnings per share	**90.18**	62.88	71.41
Reconciliation of earnings used in the calculation of basic earnings per share			
Profit from ordinary activities after income tax	**198**	135	144
Loss from ordinary activities after income tax attributable to outside equity interests	**(1)**	(1)	1
Distributions paid or provided on Macquarie Income Securities	**(14)**	(14)	(15)
Total earnings used in the calculation of basic earnings per share	**183**	120	130
Reconciliation of earnings used in the calculation of diluted earnings per share			
Earnings used in calculating basic earnings per share	**183**	120	130
Additional interest from paying up potential ordinary shares	**4**	11	10
Interest saving from conversion of Converting Preference Shares	**5**	5	5
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	**3**	11	9
Income tax attributable to adjusted earnings	**(2)**	(6)	(6)
Total earnings used in the calculation of diluted earnings per share	**193**	141	148

		Number of shares	
Weighted average number of shares used in the calculation of basic earnings per share			
Weighted average fully paid ordinary shares	**200,400,414**	197,929,118	179,132,994
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**200,400,414**	197,929,118	179,132,994
Weighted average number of shares used in the calculation of diluted earnings per share			
Fully paid ordinary shares	**200,400,414**	197,929,118	179,132,994
Options	**9,046,571**	21,617,183	22,340,188
Converting Preference Shares	**4,796,316**	4,392,065	6,101,033
Total weighted average number of ordinary shares used in the calculation of diluted earnings per share	**214,243,301**	223,938,366	207,574,205

The weighted average number of fully paid ordinary shares has been calculated using potential ordinary shares in accordance with AASB 1027 "Earnings per Share".

	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M
7. *TRADING ASSETS*			
Trading securities			
Listed equity securities	**1,760**	1.480	1,361
Debt securities	**1,266**	1,289	1,125
Certificates of deposit	**678**	620	957
Bank bills	**316**	350	486
Commonwealth government bonds	**667**	220	257
Other government securities	**579**	573	310
Other OECD government securities	**24**	49	32
Treasury notes	**150**	225	139
Total trading securities	**5,440**	4,806	4,667
Other trading assets			
Bullion	**73**	58	112
Total other trading assets	**73**	58	112
Total trading assets	**5,513**	4,864	4,779
8. OTHER SECURITIES			
Units and stapled securities held	**426**	230	155
Less provision for diminution	**(70)**	(9)	(10)
	356	221	145
Debt investment securities	**1,897**	1,701	1,695
Unlisted equity investment securities	**35**	15	16
Total other securities	**2,288**	1,937	1,856

The market value of certain listed units and stapled securities held at 30 September 2002 was $266 million (2001: $79 million), as compared to a book value of $222 million (2001: $25 million).

	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M

9. LOAN ASSETS

	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M
Due from other financial institutions			
Lease receivables	**12**	12	13
Loans and advances	**2,074**	699	1,760
Total due from other financial institutions	**2,086**	711	1,773
Due from governments			
Lease receivables	**574**	522	452
Loans and advances	**95**	84	174
Total due from governments	**669**	606	626
Due from other entities			
Other loans and advances	**7,749**	7,395	5,887
Less specific provisions	**(23)**	(22)	(25)
	7,726	7,373	5,862
Lease receivables	**614**	519	463
Total due from other entities	**8,340**	7,892	6,325
Total loan assets	**11,095**	9,209	8,724

Governments include Federal, State and Local governments and related enterprises in Australia.

	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M
Specific provisions – loan assets			
Balance at the beginning of the period	**22**	25	12
Provided during the period	**6**	1	15
Bad debts written off	**(2)**	(3)	(1)
Written back during the period	**(3)**	(1)	(1)
Total specific provisions – loan assets	**23**	22	25
Specific provisions as a percentage of loan assets	**0.21%**	0.24%	0.29%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
AS AT 30 SEPTEMBER 2002

	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M

10. IMPAIRED ASSETS

Impaired assets includes loan assets and derivative financial instruments, which are classified as:

	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M
Non-accrual loans without specific provisions for impairment	8	1	3
Impaired derivative financial instruments without specific provisions for impairment	15	15	25
Non-accrual loans with specific provisions for impairment	60	55	67
Less specific provisions	(23)	(22)	(25)
Total non-accrual loans with specific provisions for impairment	37	33	42
Impaired derivative financial instruments with specific provisions for impairment	1	1	-
Less specific provisions	(1)	(1)	-
Total impaired derivative financial instruments with specific provisions for impairment	-	-	-
Total net impaired assets	60	49	70
Revenue foregone on *impaired assets*			
Interest	2	1	2
Total revenue foregone on impaired assets	2	1	2

Revenue recognised in respect of impaired assets was less than $1 million for the half-years ended 30 September 2002 and 2001.

11. NOTES PAYABLE

	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M
Euro floating rate notes	**3,516**	3,600	3,570
Euro commercial paper	**3,846**	2,340	1,880
Negotiable certificates of deposit	**2,840**	2,149	2,621
US commercial paper	**422**	609	649
Domestic issued paper	**489**	495	509
Other notes	**299**	241	156
Total notes payable	**11,412**	9,434	9,385
Reconciliation of notes payable by major currency:			
United States dollars	**4,058**	4,586	4,871
Australian dollars	**3,325**	2,656	3,141
Euros	**1,231**	738	197
Hong Kong dollars	**812**	654	356
British pounds	**1,472**	517	465
Japanese yen	**502**	283	354
Other currencies	**12**	-	1
Total notes payable by currency	**11,412**	9,434	9,385

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Programme. Securities are issued for terms varying from one week to 30 years.

	As at 30 Sept. 2002 $M	As at 31.Mar. 2002 $M	As at 30 Sept. 2001 $M
12. OTHER PROVISIONS			
Provision for uncertainties	64	59	57
Provision for annual leave	41	36	31
Provision for long service leave	27	25	25
Total other provisions	132	120	113
Provision for uncertainties			
Balance at the beginning of the period	59	57	54
Provided during the period	5	2	3
Total provision for uncertainties	64	59	57
Provision for uncertainties as a percentage of risk weighted exposures	0.55%	0.55%	0.55%

The provision for uncertainties is a general provision and is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures.

13. CONTRIBUTED EQUITY

	As at 30 Sept. 2002 $M	As at 31.Mar. 2002 $M	As at 30 Sept. 2001 $M
Ordinary share capital			
Opening balance of 198,499,828 (2001: 175,868,560) fully paid ordinary shares	1,012	980	392
Placement of 14,285,715 ordinary shares on 20 September 2001 at $35 per share	-	-	500
Transaction costs for placement of shares	-	-	(3)
Placement of 509,666 ordinary shares on 6 November 2001 at $35 per share	-	18	-
Issue of 38,880 shares (2001: 45,080) on 18 January 2002 pursuant to the Employee Share Plan at $37.03 per share*	-	1	-
Issue of 1,679,485 shares on 2 July 2002 pursuant to the Dividend Reinvestment Plan at $29.60 per share (refer Note 5)	50	-	-
Issue of 2,353,790 (2001: 6,882,286) shares on exercise of options	34	13	91
Closing balance of 202,533,103 (2001: 197,036,561) fully paid ordinary shares	1,096	1,012	980
Macquarie Income Securities	391	391	391

* The value of these shares was expensed as part of the employee profit share pool.

	As at 30 Sept. 2002 $M	As at 31 Mar. 2002 $M	As at 30 Sept. 2001 $M
14. RETAINED EARNINGS AND OUTSIDE EQUITY INTERESTS			
Retained earnings			
Balance at the beginning of the period	617	600	551
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited	183	120	130
Dividends provided on ordinary share capital	(83)	(103)	(81)
Total retained earnings	717	617	600
Outside equity interests in controlled entities			
Ordinary share capital	6	6	6
Partnership capital	393	393	393
Accumulated losses	(1)	(2)	(3)
Total outside equity interests in controlled entities	398	397	396
15. CONTINGENT LIABILITIES			
Guarantees (a)	165	142	101
Letters of credit (a)	71	117	73
Underwriting facilities	263	496	47
Undrawn credit facilities	2,082	2,079	1,928
Indemnities (b)	233	213	224
Total contingent liabilities	2,814	3,047	2,373

(a) All external guarantees, other than noted for Macquarie Investment Management Limited ("MIML") in (c) below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $16.7 million (2001: $16.8 million).

(b) Balance includes indemnities granted to counterparties in respect of termination and default events in cross-border leasing transactions.

(c) MIML covenants that while it acts as Single Responsible Entity of the Macquarie Cash Management Trust, unitholders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unit holder has continuously held units from 28 April 1985, not less than the sum of $1.00: $51.4 million (2001: $53.2 million). At 31 March 2002 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating $8.4 billion (2001: $7.3 billion) and assets aggregating to $8.4 billion (2001: $7.4 billion).

(d) Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary appropriate provisions have been made in the financial report. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position. Information regarding the ATO audit of the Bank is included in Note 4 – Income tax expense.

16. AVERAGE STATEMENT OF FINANCIAL POSITION

	Half-year to 30 Sept. 2002			Half-year to 31 Mar. 2002			Half-year to 30 Sept. 2001		
	Av. balance $M	Inc./(exp.) $M	Av. rate %	Av. balance $M	Inc./exp. $M	Av. rate %	Av. balance $M	Inc./exp. $M	Av. rate %
ASSETS									
Interest bearing assets									
Cash and liquid assets	61	1	3.2	63	1	4.1	53	1	4.2
Securities purchased under resale agreement	3,020	66	4.4	3,645	74	4.1	3,541	84	4.7
Trading assets	3,661	95	5.2	3,756	92	4.9	2,752	74	5.3
Other securities	1,658	26	3.1	1,743	31	3.5	1,369	28	4.1
Loan assets	9,780	312	6.4	8,628	268	6.4	8,568	302	7.0
Other financial assets	15	-	4.3	3	-	4.3	75	2	4.9
Total interest bearing assets	18,195	500		17,838	466		16,358	491	
Total non-interest bearing assets	13,766	-		12,230	-		12,702	-	
Total assets	31,961	500		30,068	466		29,060	491	
LIABILITIES									
Interest bearing liabilities									
Due to other financial institutions	1,250	(19)	3.1	1,124	(13)	2.4	820	(14)	3.8
Securities sold under repurchase agreements	1,543	(34)	4.4	2,009	(41)	4.1	1,385	(33)	4.8
Securities borrowed	1,168	(33)	5.6	1,203	(28)	4.7	855	(23)	5.4
Deposits	4,705	(91)	3.9	4,374	(78)	3.6	3,878	(92)	4.7
Notes payable	9,884	(192)	3.9	8,372	(152)	3.7	9,884	(234)	4.7
Other liabilities	503	(10)	3.9	724	(12)	3.3	254	(6)	4.4
Loan capital									
Subordinated debt	240	(7)	5.5	250	(7)	5.3	250	(7)	5.6
Converting Preference Shares	150	(5)	7.4	150	(6)	7.4	150	(5)	7.4
Total interest bearing liabilities	19,443	(391)		18,206	(337)		17,476	(414)	
Total non-interest bearing liabilities	10,007	-		9,424	-		9,840	-	
Total liabilities	29,450	(391)		27,630	(337)		27,316	(414)	
Net assets	2,511	109		2,438	129		1,744	77	
EQUITY									
Contributed equity									
Ordinary share capital	1,055			1,057			449		
Macquarie Income Securities	391			391			391		
Retained earnings	667			593			573		
Total equity attributable to equity holders of the Bank	2,113			2,041			1,413		
Outside equity interests in controlled entities	398			397			331		
Total Equity	2,511			2,438			1,744		

Average interest income and expense in relation to assets and liabilities set off in the Statement of Financial Position in accordance with Accounting Standards is not included in the above analysis. Such interest and expense is shown gross in Note 2 – Profit from ordinary activities in accordance with the requirements of Accounting Standard AASB 1018 "Statement of Financial Performance".

17. ACQUISITION AND DECONSOLIDATION OF BROADCAST AUSTRALIA HOLDINGS PTY LIMITED

Acquisition

On 2 April 2002, a controlled entity of the Bank, Macquarie Communications Infrastructure Limited ("MCIL"), acquired 100% of the issued capital of ntl Belgium sprl, the chief entity of ntl Australia Holdings Pty Limited, which was subsequently renamed Broadcast Australia Holdings Pty Limited ("BA"). The operating results of BA have been included in the Statement of Financial Performance from the date of acquisition until its deconsolidation on 12 August 2002.

The fair value of assets and liabilities acquired differs from those disclosed in the 31 March 2002 financial statements as a result of valuations being finalised subsequent to acquisition and revisions in the final allocation of the purchase consideration.

Details of the acquisition are as follows:

	$M
Fair value of net assets acquired	
Cash and other financial assets	63
Fixed assets	527
Intangible assets	405
Payables and provisions	(145)
Borrowings	(517)
Total fair value of net assets acquired	333
Purchase consideration	
Cash consideration	313
Deferred consideration	20
Total purchase consideration	333
Reconciliation of cash movement	
Cash consideration	(313)
Less: cash acquired	17
Total cash outflow	(296)

Deconsolidation

The shares in MCIL and units in the Macquarie Communications Infrastructure Trust were stapled together to form the Macquarie Communications Infrastructure Group ("MCIG"). On 12 August 2002, MCIG ceased to be a controlled entity of the Bank following the public offering of 115 million stapled securities in MCIG. The Bank has retained a holding of 50 million securities, which represents 32.25% of the securities on issue. These securities must be held in escrow for a 12 month period and the Bank has agreed to waive its voting rights during this period.

Details of the deconsolidation are as follows:

Carrying value of assets and liabilities deconsolidated	
Cash and other financial assets	61
Fixed assets	492
Intangible assets*	418
Payables and provisions	(104)
Borrowings**	(921)
Total carrying value of assets and liabilities deconsolidated	(54)
Reconciliation of cash movement	
Cash received	-
Less: cash deconsolidated	(17)
Total cash outflow	(17)
Gain on deconsolidation	
MCIG loss from ordinary activities after income tax from 2 April to 12 August 2002	(54)
Recoupment of MCIG loss from ordinary activities after income tax upon deconsolidation	54
Advisory fees recognised as income upon deconsolidation	30
Gain from holding investment in MCIG	20
Total gain on deconsolidation	50

* Includes advisory fees recognised as income by the Bank upon deconsolidation.

** Includes borrowings from the economic entity which were repaid subsequent to 12 August 2002.

In addition, the Bank also earned an underwriting fee of $5 million relating to the initial public offering of securities in MCIG.

MACQUARIE BANK LIMITED
and its controlled entities

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 4 to 18:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the economic entity's financial position as at 30 September 2002 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

D.S. Clarke, Director

A.E. Moss, Director

Sydney
13 November 2002

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF MACQUARIE BANK LIMITED AS AT 30 SEPTEMBER 2002

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, set out on pages 4 to 19 is not presented in accordance with :

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the economic entity as at 30 September 2002 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content
The preparation of the financial report for the half-year ended 30 September 2002 is the responsibility of the directors of the Bank. It includes the financial statements for the economic entity, which incorporates the Bank and the entities it controlled during the half-year ended 30 September 2002.

The auditor's role and work
We conducted an independent review of the financial report in order for the Bank to lodge the financial report with the Australian Securities & Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the economic entity's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of Bank personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence
As auditor, we are required to be independent of the economic entity and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.
In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

DH Armstrong
Partner

Sydney
13 November 2002

MACQUARIE BANK LIMITED
and its controlled entities

FIVE YEAR SUMMARY

	Years ended 31 March					Half-year
	1998	1999	2000	2001	2002	2003
Financial performance ($million)						
Total income from ordinary activities	665	815	1,187	1,472	1,600	**1,039**
Total expenses from ordinary activities	498	597	885	1,147	1,245	**774**
Profit from ordinary activities before income tax	167	218	302	325	355	**265**
Income tax expense	26	53	79	53	76	**67**
Profit from ordinary activities	141	165	223	272	279	**198**
Outside equity interest	-	-	-	1	-	**(1)**
Macquarie Income Securities distribution	-	-	12	31	29	**(14)**
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	211	242	250	**183**
Financial position ($million)						
Total assets	7,929	9,456	23,389	27,848	30,234	**32,539**
Total liabilities	7,348	8,805	22,154	26,510	27,817	**29,937**
Net assets	581	651	1,235	1,338	2,417	**2,602**
Risk weighted assets	4,967	4,987	8,511	9,860	10,651	**11,812**
Total loan assets	3,158	4,002	6,518	7,785	9,209	**11,095**
Impaired assets (net of provisions)	12	44	23	31	49	**60**
Share information						
Cash dividends per share (cents per share)						
1st half	21.0	30.0	34.0	41.0	41.0	**41.0**
2nd half	30.0	38.0	52.0	52.0	52.0	
Total	51.0	68.0	86.0	93.0	93.0	
Basic earnings per share (cents per share)	88.1	101.3	124.3	138.9	132.8	**91.2**
Share price at 31 March/30 September ($)	14.35	19.10	26.40	27.63	33.26	**22.16**
Ordinary share capital (million shares) (a)	157.6	161.1	171.2	175.9	198.5	**202.5**
Market capitalisation at 31 March/30 September (fully paid ordinary shares) ($million)	2,262	3,077	4,520	4,860	6,602	**4,488**
Ratios						
Return on average ordinary shareholders' funds	26.1%	26.8%	28.1%	27.1%	18.7%	**21.3%**
Payout ratio	57.9%	67.2%	70.0%	67.5%	73.6%	**45.4%**
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	17.8%	**15.8%**
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	19.4%	**16.3%**
Impaired assets as % of loan assets	0.4%	1.1%	0.3%	0.4%	0.5 %	**0.5%**
Net loan losses as % of loan assets	0.0%	0.1%	0.1%	0.1%	0.2%	**0.0%**
Funds under management ($billion)						
Listed	2.3	3.0	4.2	6.9	11.8	**15.5**
Unlisted						
Retail	8.9	9.8	9.6	10.6	11.7	**12.1**
Wholesale	10.5	10.0	12.5	13.4	17.8	**19.3**
Total	21.7	22.8	26.3	30.9	41.3	**46.9**
Staff numbers	2,474	3,119(b)	4,070(b)	4,467(b)	4,726(b)	**4,740(b)**

(a) Number of fully paid shares at 31 March/30 Sept, excluding options and partly paid shares.
(b) Includes both permanent staff (full time, part time and fixed term) and contractors (including, consultants and secondees).

2002 ASX 136

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release

Thursday November 14, 2002

CORPORATE GOVERNANCE

Macquarie Bank Executive Chairman Mr David Clarke today announced a number of significant corporate governance initiatives. The initiatives are part of the Board's continuing review of corporate governance and reflect the Board's commitment to the best representation of shareholder interests:

- The Board of Macquarie Bank Limited has resolved to ensure that in future it will have a majority of independent Directors. This will be achieved by the appointment of two new independent Directors as soon as possible, but no later than June 30, 2003.
- A new Corporate Governance Committee has been established, Chaired by Mr Kevin McCann, and also comprising Mr Barrie Martin and Mr Mark Johnson. It will be responsible for oversight of corporate governance at the Bank.
- Mr David Clarke will retire as Chair of the Bank's Remuneration Committee, to be replaced by Ms Helen Nugent.
- The Bank's Audit Committee will continue to be comprised solely of independent Directors.
- All other Board Committees will comprise a majority of independent Directors.
- The Macquarie Bank Board also noted that there is no generally accepted definition in Australia of what constitutes an "independent Director". After reviewing Australian "best practice" and international formulations, the Macquarie Bank Board has adopted the attached definition.
- In consequence of the adoption of the new criteria for independent Directors, Mr Kevin McCann will retire from the Board of the management company of Macquarie Communications Infrastructure Group (MCIG) by not later than 31 December 2002 and Ms Helen Nugent will retire from the Board of the management company of Macquarie Airports (MAp) at the same time. It is intended that the vacancies created by the above retirements will be filled by

senior Macquarie Bank executives. In addition Mr John Allpass and Mr Barrie Martin will retire from the Board of Macquarie Life Limited.

- The Boards of the listed specialist infrastructure funds managed by Macquarie Bank (MAp, MCIG and Macquarie Infrastructure Group) will continue to comprise a mix of Macquarie Bank representatives and independent directors. Going forward, Macquarie Bank's policy will be that all such Boards will comprise a majority of independent directors.

For further information:

David Clarke, Executive Chairman, Macquarie Bank Limited 02 8232 3413

Lisa Jamieson, Public Relations, Macquarie Bank Limited 02 8232 6016

INDEPENDENT DIRECTORS: DEFINITION

An independent director is a director who is not a member of management (a non-executive director) and who (to the satisfaction of the Board Corporate Governance Committee) meets the following criteria:

- Is not a shareholder of a company holding more than ten percent of the Bank's voting stock or an officer of or otherwise associated directly or indirectly with a shareholder holding more than ten percent of the Bank's voting stock.

- Has not within the last three years been employed in an executive capacity by the company or another group member or been a director after ceasing to hold any such employment.

- Is not a principal or employee of a professional adviser to the Bank and its entities whose billings exceed five percent of the adviser's total revenues. A Voting Director who is a principal or employee of a professional adviser will not participate in any consideration of the possible appointment of the professional adviser and will not participate in the provision of any service to the Bank by the professional adviser.

- Is not a significant supplier or customer of the Bank or its entities or an officer of or otherwise associated directly or indirectly with a significant supplier or customer. A significant supplier is defined as one whose revenues from the Bank exceed five percent of the supplier's total revenue. A significant customer is one whose amounts payable to the Bank exceeds five percent of the customer's total operating costs.

- Has no material contractual relationship with the Bank or any of its associates other than as a director of the Bank.

- Is not a director of any of Macquarie Bank's subsidiaries or responsible entities.

- Has no other interest or relationship that could interfere with the Voting Director's ability to act in the best interests of the company and independently of management.

Macquarie Bank Limited
ABN 46 008 583 542

2002 ASX 137

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

03 JUL 11 AM 7:21

ASX/News Release

Thursday November 14, 2002

MACQUARIE BANK ANNOUNCES $183 MILLION INTERIM PROFIT

Macquarie Bank today announced a $183 million profit after tax attributable to ordinary shareholders for the half year to September 30, 2002.

The result is an increase of 41 per cent over the $130 million profit for the half year ended September 30, 2001 and represents a return on average ordinary shareholders' funds of 21.3 per cent per annum.

Profit before tax attributable to ordinary shareholders rose by 50 per cent to $250 million from $167 million. Earnings per share for the six month period increased 25 per cent to 91.2 cents from 72.7 cents for the previous corresponding period.

Macquarie Bank Executive Chairman David Clarke said the result reflects the strength and diversity of Macquarie's businesses. "We have been working extremely hard in what has been a challenging environment for the global investment banking industry."

"In difficult market conditions our overall staff numbers have remained steady and we have increased the number of staff working in client related activities. We have been very focused on developing a wide range of strategic initiatives to increase market share in our existing businesses and to ensure future sustainable growth in every one of our operating Groups."

"We have also benefited from cost initiatives implemented, with our expense to income ratio improving substantially over the previous corresponding period.

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss said the Bank continued to apply conservative accounting principles and its credit quality remained sound.

"The Bank's spread of businesses across industries and geographies has produced quality earnings, with the Investment Banking Group performing very strongly and Treasury and Commodities and Banking and Property Groups reporting record results," Mr Moss said.

"Equity Markets Group improved from a poor result in the immediately preceding half year, Funds Management Group reported a steady result, and as forecast, Financial Services Group reported positive earnings following a period of technology and business investment," Mr Moss said.

Mr Moss said Macquarie is now ranked the fourth largest fund manager in Australia. During the half year period, funds under management increased by $5.6 billion to $46.9 billion.

"Macquarie Bank is a significant exporter of financial services, deriving international income of $214 million for the half year to September 30, 2002. The Bank is a finalist in the Australian Business Limited's (AUSTRADE) 2002 Australian export awards in the service exporter category, after winning the 2002 Premier's New South Wales Exporter of the Year Award. This month, the Mt Eliza Business School also named Macquarie among Australia's First XI top performing organisations which have adopted a winning formula over the past two decades."

FINANCIAL HIGHLIGHTS

Total income from ordinary activities for the half (excluding transmission income and operating expenses for the four and a half month period the Bank held the Broadcast Australia assets on its balance sheet) was $983 million, up 23 per cent from $800 million for the previous corresponding period. Net fee and commission income rose by 28 per cent to $662 million from $518 million, while the contribution from net trading income rose by 11 per cent to $220 million from $198 million in the previous corresponding period. Net interest income increased from the previous corresponding half, rising by 48 per cent to $132 million, from $89 million previously.

GROUP OPERATING HIGHLIGHTS

Investment Banking Group exceeded last year's corresponding first half result. Reflecting strong activity across all areas of the Group, Macquarie was placed first in the Thomson league tables for value of Australian merger and acquisition transactions, second in the equivalent equity capital markets table on total capital raised and first for completed Initial Public Offerings for the six months to June 30, 2002.

Corporate and Structured Finance performed ahead of last year's corresponding result completing a substantial number of significant transactions for the Bank's clients across each of the industry groups. The infrastructure group was again the most active, completing a range of transactions for third party clients and our funds including the acquisition of Sydney Airport and impending acquisition of a significant share of Rome Airport. The market price of Macquarie Airports (MAp) securities remains a disappointment and a key focus of management attention and investor relations efforts. The Bank's holdings in MAp were written down to market price during the period but the Bank remains confident of the long term value of MAp. The benefits of Macquarie's management are already evident at Bristol, Birmingham and Sydney airports. The Macquarie Communications Infrastructure Group was launched - with the seed asset being the broadcast transmission towers of Broadcast Australia, and Macquarie Infrastructure Group announced the acquisition of a majority interest in the SR125 toll road in San Diego, USA. Since balance date, the Westlink consortium, in which Macquarie Infrastructure Group has a 40 per cent interest, was named Preferred Tenderer for the Western Sydney Orbital project in Sydney.

Macquarie Equities has performed well in a difficult market. Since balance date Macquarie was named Joint Global Co-ordinator and Joint Bookrunner for the $2 billion Royal & Sun Alliance Initial Public Offering. Structured Finance performed well and Cross-Border Leasing successfully completed several large transactions. Macquarie Capital continues to show good growth and to develop quality annuity income streams, particularly in Macquarie IT and Macquarie Leasing.

Treasury and Commodities Group reported a record first half. Foreign Exchange's performance was excellent, following an increase in market share and generally strong customer business. Metals and Mining recorded a strong first half attributable mainly to the precious metals business, as did Debt Markets and Treasury. Agricultural Commodities and Futures results were up on the previous corresponding period.

Development of the energy business is continuing but is yet to contribute any income to the Group.

Banking and Property Group had an excellent half year including record results for the property businesses, Banking Division and the Golf and Leisure business. Property highlights included the listing of Macquarie ProLogis Trust in June, acquisitions by Macquarie Office Trust and Macquarie Countrywide Trust and several large project financing transactions. In total, the Group's listed property trusts (including those managed by its associates, Macquarie Goodman Management and Macquarie ProLogis Management) raised over $800 million during the six month period. Margin Lending achieved a record number of transactions in the June quarter, significantly outperforming the industry average volume growth.

Funds Management Group's funds under management grew by 5 per cent to $28.3 billion during the six month period, with inflows into fixed interest and property funds more than offsetting worsening equity market conditions. Profits in the first half were steady and the Group continued to grow its businesses in Malaysia and Korea.

Equity Markets Group's profitability was in line with the previous corresponding period, despite severely deteriorated trading conditions. Operations are appropriately positioned to benefit from any upturn in equity markets.

Financial Services Group reached break even, as forecast. The Macquarie WRAP product now has $5.7 billion in funds under administration following inflows of $1.9 billion in the last half. Macquarie Financial Services maintained a strong position in domestic retail broking despite difficult market conditions.

Direct Investments' portfolio performed well. There were no realisations during the half year.

DIVIDEND

The Bank has declared an ordinary interim dividend payment of 41 cents per share for the half year. The franking for this dividend was increased from 70 per cent to 85 per cent.

Mr Clarke said the Bank will at least maintain the higher franking level of 85 per cent over the short to medium term.

OUTLOOK

Mr Moss said he was confident of the strength of the businesses across the Bank. "There are many growth initiatives underway and the transaction pipeline is satisfactory," he said.

"Our specialist funds will continue to grow despite a near term slow-down in listed infrastructure in Australia.

"We currently expect net profit in the second half to be above the previous corresponding period, but below the first half because of the timing of performance fees and uncertainty in global markets. We will also benefit further from an ongoing focus on costs."

"Subject to reasonable market conditions we expect continued growth in revenue and profit over the medium term." Mr Moss said.

For further information, please contact:

David Clarke, Executive Chairman, Macquarie Bank Limited	02 8232 3413
Allan Moss, Managing Director, Macquarie Bank Limited	02 8232 3483
Richard Sheppard, Deputy Managing Director, Macquarie Bank Limited	02 8232 3183
Greg Ward, Chief Financial Officer, Macquarie Bank Limited	02 8232 3543
Lisa Jamieson, Public Relations, Macquarie Bank Limited	02 8232 6016
Matthew Russell, Public Relations, Macquarie Bank Limited	02 8232 4102

Rules 4.1, 4.3

Appendix 4B

Half yearly report

Introduced 30/6/2002.

Name of entity

Macquarie Bank Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
46 008 583 542	√		30 September 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

$A'M

Income from ordinary activities	up	29.9%	to	1,039
Profit from ordinary activities after tax attributable to equity holders *(item 1.22)*	up	35.9%	to	197
Profit (loss) from extraordinary items after tax attributable to equity holders *(item 2.5(d))*	gain (loss) of	-		-
Net profit for the period attributable to equity holders *(item 1.11)*	up	35.9%	to	197
Net profit for the period attributable to ordinary equity holders	up	40.8%		183

Ordinary dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	41.0¢	34.85¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	41.0¢	28.7¢

+Record date for determining entitlements to the ordinary dividend,(in the case of a trust, distribution) *(see item 15.2)*: 29 November 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'M	Previous corresponding period - $A'M
1.1	Income from ordinary activities *(see items 1.23 -1.25)*	1,464	1,233
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(774)	(619)
1.3	Borrowing costs	(420)	(433)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	(5)	-
1.5	**Profit (loss) from ordinary activities before tax**	**265**	**181**
1.6	Income tax on ordinary activities *(see note 4)*	(67)	(37)
1.7	**Profit (loss) from ordinary activities after tax**	**198**	**144**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**198**	**144**
1.10	Net profit (loss) attributable to outside + equity interests	(1)	1
1.11	**Net profit (loss) for the period attributable to equity holders**	**197**	**145**
	Distributions paid or provided on Macquarie Income Securities	(14)	(15)
	Net profit (loss) for the period attributable to ordinary equity holders	**183**	**130**
	Non-owner transaction changes in equity		
1.12	*Increase (decrease) in revaluation reserves*	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**183**	**130**

Earnings per security (EPS)			
1.18	Basic EPS	91.18	72.70
1.19	Diluted EPS	90.18	71.41

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – $A'M	Previous corresponding period - $A'M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	198	144
1.21	Less (plus) outside +equity interests	(1)	1
1.22	**Profit (loss) from ordinary activities after tax, attributable to equity holders**	**197**	**145**
	Distributions paid or provided on Macquarie Income Securities	(14)	(15)
	Net profit (loss) for the period attributable to ordinary equity holders	**183**	**130**

Revenue and expenses from ordinary activities *(see note 15)*

		Current period - $A'M	Previous corresponding period - $A'M
1.23	Revenue from ordinary activities	1,014	808
1.24	Interest revenue	525	522
1.25	Other relevant revenue/(expenses)	52	(5)
1.26	Details of relevant expenses		
	- fee and commission expense		
	- interest expense		
	- employment expenses	521	430
	- occupancy expenses	38	34
	- non-salary technology expenses	27	22
	- other operating expenses	163	111
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	25	22
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

+ *See chapter 19 for defined terms.*

Consolidated retained profits

		Current period - $A'M	Previous corresponding period - $A'M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	617	551
1.31	Net profit (loss) attributable to equity holders *(item 1.11)*	197	145
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable		
	- Macquarie Income Securities	(14)	(15)
	- Ordinary equity holders	(83)	(81)
1.35	**Retained profits (accumulated losses) at end of financial period**	**717**	**600**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to equity holders $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**	Nil	Nil	Nil	Nil
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	**Nil**	**Nil**	**Nil**	**Nil**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'M	Previous year - $A'M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

Consolidated statement of financial position

	At end of current period $A'M	As shown in last annual report $A'M	As in last half yearly report $A'M
Assets			
Cash and liquid assets	360	283	298
Securities purchased under resale agreement	2,895	4,313	3,787
Trading assets	5,513	4,864	4,779
Other securities	2,288	1,937	1,856
Loan assets	11,095	9,209	8,724
Other financial market assets	5,550	4,630	6,844
Other financial assets	1,795	1,927	1,525
Life insurance investment assets	2,473	2,588	2,531
Equity investments	115	102	94
Investments in associates and incorporated JVs	109	90	59
Fixed assets	133	135	130
Tax assets	213	156	200
4.1 Total assets	**32,539**	**30,234**	**30,827**
Liabilities			
Due to other financial institutions	627	565	761
Securities sold under repurchase agreement	2,409	928	1,991
Securities borrowed	1,092	2,359	1,017
Deposits	4,466	4,520	4,206
Notes payable	11,412	9,434	9,385
Other financial market liabilities	4,711	3,811	6,167
Tax liabilities	42	17	27
Other financial liabilities	2,017	2,923	1,674
Life insurance policy liabilities	2,429	2,539	2,504
Provisions for dividends and distributions	89	109	87
Deferred tax liabilities	119	100	122
Other provisions	132	120	113
Subordinated debt	242	242	256
Converting Preference Shares	150	150	150
4.2 Total liabilities	**29,937**	**27,817**	**28,460**
4.3 Net assets	**2,602**	**2,417**	**2,367**
Equity			
Capital			
- Ordinary share capital	1,096	1,012	980
- *Macquarie Income Securities*	391	391	391
Retained profits (accumulated losses)	717	617	600
4.4 Equity attributable to equity holders of the parent entity	**2,204**	**2,020**	**1,971**
Outside equity interests in controlled entities	398	397	396
4.5 Total equity	**2,602**	**2,417**	**2,367**
4.6 Preference securities included as part of 4.4 (Macquarie Income Securities)	391	391	391

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'M	Previous corresponding period - $A'M
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet**	**Nil**	**Nil**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'M	Previous corresponding period - $A'M
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet**	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

	Current period $A'M	Previous corresponding period - $A'M
Cash flows related to operating activities		
Interest received	593	536
Interest and other costs of finance (paid)	(489)	(476)
Dividends and distributions received	40	29
Fees and other non-interest income received	675	528
Fees and commissions (paid)	(127)	(90)
Net receipts from dealing in financial instruments	379	93
(Payments) to suppliers (inclusive of GST)	(34)	(291)
Employment expenses (paid)	(570)	(518)
Income taxes (paid)	(63)	(37)
Life insurance investment income	49	47
Life insurance premiums received	957	964
Life insurance (policy payments)	(980)	(987)
Broadcast Australia – net receipts from operations	17	-
7.1 Net operating cash flows	**447**	**(202)**
Cash flows related to investing activities		
Loan assets (granted)	(4,120)	(3,164)
Proceeds from securitisation of loan assets	2,502	2,258
Recovery of loans previously written-off	1	1
(Payments) for investment securities	(417)	(1,551)
Proceeds from the realisation of investment securities	104	48
(Payments) for equity investments	(45)	(16)
Proceeds from the sale of equity investments	7	10
(Payments) for fixed assets	(32)	(48)
Proceeds on sale of fixed assets	11	4
(Payments) for life insurance investments	(3,302)	(4,498)
Proceeds on sale of life insurance investments	3,306	4,590
Broadcast Australia – payment for acquisition net of cash acquired	(296)	-
Broadcast Australia – cash deconsolidated	(17)	-
7.2 Net investing cash flows	**(2,298)**	**(2,366)**
Cash flows related to financing activities		
Net increase in money market and other deposit accounts	1,855	1,757
Proceeds from the issue of ordinary share capital	34	589
Proceeds from outside equity interest	1	394
Dividends and distributions (paid)	(69)	(112)
Broadcast Australia – net proceeds from borrowings	137	-
7.3 Net financing cash flows	**1,958**	**2,628**
7.4 Net increase (decrease) in cash held	107	60
7.5 Cash at beginning of period	243	179
7.6 Cash at end of period	350	239

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

On 2 July 2002, 1,679,485 fully paid ordinary shares were issued at $29.60 pursuant to the Bank's Dividend Reinvestment Plan.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'M	Previous corresponding period - $A'M
Cash on hand and on bank	360	222
Due (to)/from clearing houses	(4)	73
Due (to) clearing bank	(6)	(56)
8.1 Total cash at end of period *(item 7.6)*	**350**	**239**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit from ordinary activities before tax (*item 1.5*) as a percentage of income from ordinary activities	25.5%	22.6%
9.2	**Profit after tax / +equity interests** Consolidated net profit from ordinary activities after tax attributable to ordinary equity holders as a percentage of equity (similarly attributable) at the end of the period (*item 4.4*)	8.3%	6.6%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separat ely in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period - $A'M	Previous corresponding period - $A'M
	Cents per share	
Basic earnings per share	**91.18**	72.70
Diluted earnings per share	**90.18**	71.41
Reconciliation of earnings used in the calculation of basic earnings per share		
Profit from ordinary activities after income tax	**198**	144
Loss from ordinary activities after income tax attributable to outside equity interests	**(1)**	1
Distributions paid or provided on Macquarie Income Securities	**(14)**	(15)
Total earnings used in the calculation of basic earnings per share	**183**	130
Reconciliation of earnings used in the calculation of diluted earnings per share		
Earnings used in calculating basic earnings per share	**183**	130
Additional interest from paying up potential ordinary shares	**4**	10
Interest saving from conversion of Converting Preference Shares	**5**	5
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	**3**	8
Income tax attributable to adjusted earnings	**(2)**	(6)
Total earnings used in the calculation of diluted earnings per share	**193**	148
	Number of shares	
Weighted average number of shares used in the calculation of basic earnings per share		
Weighted average fully paid ordinary shares	**200,400,414**	179,132,994
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**200,400,414**	179,132,994
Weighted average number of shares used in the calculation of diluted earnings per share		
Fully paid ordinary shares	**200,400,414**	179,132,994
Options	**9,046,571**	22,340,188
Converting Preference Shares	**4,796,316**	6,101,033
Total weighted average number of ordinary shares used in the calculation of diluted earnings per share	**214,243,301**	207,574,205

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$8.47	$7.63

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

+ See chapter 19 for defined terms.

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	ntl Belgium sprl and controlled entities (subsequently renamed Broadcast Australia Group)
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$35 million (including gain on decconsolidation)
13.3	Date from which such profit has been calculated	2 April to 12 August 2002
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Broadcast Australia Group
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$35 million (including gain on decconsolidation)
14.3	Date to which the profit (loss) in item 14.2 has been calculated	2 April to 12 August 2002
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Ordinary: 20 December 2002 Converting Preference Shares: 16 December 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Ordinary: 29 November 2002 Converting Preference Shares: 2 December 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)	41¢	34.85¢	4.51¢
15.6	**Interim dividend:** Current year			
15.7	Previous year	41¢	28.7¢	-¢

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	¢	¢
15.9 Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'M	Previous corresponding period - $A'M
15.10 +Ordinary securities *(each class separately)*	83	81
15.11 Preference +securities – *Converting Preference Shares**	5	5
15.12 Other equity instruments – *Macquarie Income Securities*	14	15
15.13 Total	**102**	**101**

* - disclosed as interest in the Statement of Financial Performance

The +dividend or distribution plans shown below are in operation.

Effective from 8 May 2002, the Bank activated its Dividend Reinvestment Plan ("DRP"). The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

The last date(s) for receipt of election notices for the +dividend or distribution plans to participate for the next dividend.	28 November 2002

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

The Bank has declared a dividend on its Converting Preference Shares ("CPS"). In accordance with the terms of the issue, a dividend of 7.38% pa for the 182 days from 17 June to 15 December 2002 (i.e.: $3.6799 per share). The dividend will be 85% franked at the 30% corporate tax rate.

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period - $A'M	Previous corresponding period - $A'M
16.1 Profit (loss) from ordinary activities before tax	(5)	2
16.2 Income tax on ordinary activities	-	-
16.3 *Profit (loss) from ordinary activities after tax*	(5)	2
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	(5)	2
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	(5)	2

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'M	Previous corresponding period - $A'M
No individually material interest				
17.2 Total				
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(Macquarie Income Securities)*	4,000,000	4,000,000	$100	$100
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	Nil	Nil		
18.3	**+Ordinary securities**	202,533,103	202,533,103	N/A	N/A
18.4	Changes during current period DRP: 2/7/02 Exercise of options	1,679,485 2,353,790	1,679,485 2,353,790	$29.60 N/A	$29.60 N/A
18.5	**+Convertible debt securities** (Converting Preference Shares)	1,500,000	1,500,000	$100	$100
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	Nil	Nil		
18.7	**Options** *(description and conversion factor)*	Refer attached details		*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures**	Nil	Nil		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*	Nil	Nil		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The economic entity operates as a financial services provider principally in Australia. Some of the economic entity's services and products are offered in locations outside Australia, where they are predominately managed as part of the Australian businesses, not as separate geographic locations.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Nil

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The extent of franking of future dividends is uncertain and is dependent on the Bank's future Australian taxable income and relevant legislation. However, the Bank currently expects to be able to at least maintain franking at 85% for the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes

+ See chapter 19 for defined terms.

in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last +annual report.

Nil

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used [ ]

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	√	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 — The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 — This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the

+ See chapter 19 for defined terms.

management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** *This report anticipates* that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542
Half Year Ended 30 September 2002
Issued and Quoted Securities at end of current period - Options

	Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2002	Options Issued during the Half Year	Options Exercised during the Half Year	Options Lapsed during the Half Year	Balance as at 30 September 2002
MBLABE	18 July 2002	$11.17	800,934	0	(800,933)	(1)	0
MBLAAP	8 August 2002	$8.65	0	0	0	0	0
MBLAAQ	11 August 2002	$11.17	61,371	0	(61,371)	0	0
MBLAAR	12 August 2002	$11.17	0	0	0	0	0
MBLABF	23 October 2002	$13.17	20,000	0	(20,000)	0	0
MBLABG	24 October 2002	$9.14	0	0	0	0	0
MBLABH	7 November 2002	$11.90	0	0	0	0	0
MBLABI	10 November 2002	$13.20	0	0	0	0	0
MBLABJ	24 November 2002	$13.49	0	0	0	0	0
MBLABK	25 November 2002	$13.18	0	0	0	0	0
MBLABL	2 December 2002	$12.30	0	0	0	0	0
MBLABO	19 December 2002	$10.38	0	0	0	0	0
MBLABP	22 December 2002	$10.96	0	0	0	0	0
MBLABQ	23 December 2002	$11.59	0	0	0	0	0
MBLAAU	10 March 2003	$11.39	6,668	0	(6,668)	0	0
MBLAAV	11 March 2003	$13.20	6,668	0	(6,668)	0	0
MBLAAT	30 March 2003	$11.53	20,000	0	(20,000)	0	0
MBLABS	6 April 2003	$11.95	16,668	0	(16,668)	0	0
MBLABT	29 April 2003	$12.34	0	0	0	0	0
MBLABR	30 April 2003	$13.15	10,000	0	0	0	10,000
MBLABV	8 May 2003	$13.48	6,668	0	(6,668)	0	0
MBLABW	9 May 2003	$14.35	6,668	0	(6,668)	0	0
MBLABY	14 May 2003	$13.82	6,680	0	(6,668)	0	12
MBLABZ	15 May 2003	$14.32	13,200	0	(13,200)	0	0
MBLACA	18 May 2003	$13.28	20,000	0	(20,000)	0	0
MBLACB	19 May 2003	$14.09	0	0	0	0	0
MBLACC	20 May 2003	$14.47	5,668	0	(5,668)	0	0
MBLACF	11 June 2003	$14.31	11,334	0	0	0	11,334
MBLACG	12 June 2003	$14.89	50,000	0	0	0	50,000
MBLACE	28 June 2003	$14.52	14,500	0	(14,500)	0	0
MBLACI	27 July 2003	$14.89	17,000	0	(17,000)	0	0
MBLACJ	21 August 2003	$14.47	38,334	0	0	0	38,334
MBLACK	28 August 2003	$14.29	1,676,523	0	(434,409)	0	1,242,114
MBLAAW	16 September 2003	$14.83	14,168	0	(14,168)	0	0
MBLAAX	18 September 2003	$14.59	5,668	0	0	0	5,668
MBLAAY	22 September 2003	$14.67	13,300	0	(13,300)	0	0
MBLAAZ	23 September 2003	$13.11	5,668	0	(5,668)	0	0
MBLABB	25 September 2003	$14.62	11,336	0	0	0	11,336
MBLACL	28 September 2003	$13.54	0	0	0	0	0
MBLACQ	8 November 2003	$14.48	5,667	0	0	0	5,667
MBLACT	9 November 2003	$12.61	0	0	0	0	0
MBLACU	11 November 2003	$13.50	11,334	0	0	0	11,334
MBLACO	24 November 2003	$14.54	11,334	0	0	0	11,334
MBLACW	25 November 2003	$13.03	5,668	0	0	0	5,668
MBLACP	26 November 2003	$13.40	36,834	0	0	0	36,834
MBLACM	2 December 2003	$12.25	17,000	0	0	0	17,000
MBLACN	4 December 2003	$14.65	17,000	0	0	0	17,000
MBLACR	6 December 2003	$12.73	17,000	0	(11,333)	0	5,667
MBLACS	7 December 2003	$15.23	14,167	0	0	0	14,167
MBLACX	12 February 2004	$15.06	11,334	0	0	0	11,334
MBLACY	15 February 2004	$13.32	28,334	0	0	0	28,334
MBLADD	22 February 2004	$14.55	28,334	0	(14,166)	(14,168)	0
MBLADE	23 February 2004	$14.18	28,334	0	(11,333)	0	17,001
MBLADF	24 February 2004	$14.58	0	0	0	0	0
MBLADG	25 February 2004	$15.60	17,000	0	0	0	17,000
MBLADH	26 February 2004	$14.53	0	0	0	0	0
MBLADI	31 March 2004	$18.89	127,500	0	(15,000)	0	112,500
MBLADJ	23 April 2004	$14.46	11,334	0	0	0	11,334
MBLADK	27 April 2004	$14.36	131,668	0	(5,666)	0	126,002
MBLADL	28 April 2004	$17.07	17,000	0	(5,500)	0	11,500
MBLADM	29 April 2004	$17.17	11,334	0	(5,666)	0	5,668
MBLADN	30 April 2004	$17.29	10,000	0	0	0	10,000
MBLADP	11 May 2004	$16.82	11,334	0	0	0	11,334
MBLADU	4 June 2004	$17.33	20,000	0	0	0	20,000
MBLADV	8 June 2004	$14.52	17,000	0	(11,332)	0	5,668
MBLADQ	15 June 2004	$14.36	0	0	0	0	0
MBLADS	25 June 2004	$17.11	11,334	0	(5,666)	0	5,668
MBLADT	28 June 2004	$14.48	28,334	0	(14,166)	0	14,168
MBLADW	13 August 2004	$18.51	5,304,881	0	(560,246)	(57,093)	4,687,542
MBLADX	16 August 2004	$19.07	10,000	0	(5,000)	0	5,000
MBLADY	17 August 2004	$18.44	53,334	0	0	0	53,334
MBLADZ	18 August 2004	$14.36	17,000	0	0	0	17,000
MBLAEA	19 August 2004	$19.00	25,000	0	0	0	25,000
MBLAEC	23 August 2004	$18.08	10,000	0	0	0	10,000
MBLAED	24 August 2004	$19.07	25,000	0	0	(25,000)	0
MBLAEE	25 August 2004	$19.09	10,000	0	0	0	10,000
MBLAEF	26 August 2004	$17.92	10,000	0	0	0	10,000
MBLAEH	30 August 2004	$17.82	25,000	0	0	0	25,000
MBLAEG	31 August 2004	$18.51	613,124	0	(62,558)	(27,504)	523,062
MBLAEJ	6 September 2004	$18.14	10,000	0	0	0	10,000
MBLAEK	7 September 2004	$18.08	50,000	0	0	0	50,000
MBLAEL	24 September 2004	$18.51	22,750	0	(6,375)	0	16,375
MBLAEM	27 September 2004	$18.51	37,500	0	0	0	37,500
MBLAEN	11 October 2004	$18.51	5,000	0	0	0	5,000
MBLAEO	9 November 2004	$18.86	5,000	0	0	0	5,000
MBLAEP	10 November 2004	$20.28	5,000	0	(3,171)	(1,829)	0
MBLAEQ	12 November 2004	$19.07	10,000	0	(10,000)	0	0

MBLAER	15 November 2004	$17.93	37,500	0	0	(12 500)	25 000
MBLAES	16 November 2004	$17 83	0	0	0	0	0
MBLAET	25 November 2004	$18 51	30,000	0	(12 500)	0	17.500
MBLAEU	29 November 2004	$20.29	75 000	0	(12,500)	0	62 500
MBLAEW	1 December 2004	$18 51	3,334	0	0	0	3,334
MBLAEX	3 December 2004	$20.10	0	0	0	0	0
MBLAEZ	7 December 2004	$20 01	5,000	0	(1 666)	0	3.334
MBLAFA	9 December 2004	$20.18	5.000	0	0	0	5,000
MBLAFB	10 December 2004	$19.52	10.000	0	0	0	10 000
MBLAFC	13 December 2004	$20.29	15 000	0	(5,000)	(4 584)	5 416
MBLAFD	20 January 2005	$20.18	33.334	0	0	0	33,334
MBLAFE	21 January 2005	$18.51	19.500	0	0	0	19 500
MBLAFF	24 January 2005	$19.97	17,500	0	0	0	17,500
MBLAFG	25 January 2005	$20 05	5.000	0	0	0	5,000
MBLAFI	28 January 2005	$23.22	21,775	0	0	0	21,775
MBLAFJ	31 January 2005	$20 55	0	0	0	0	0
MBLAFK	10 February 2005	$20 05	100,000	0	0	0	100.000
MBLAFN	8 March 2005	$18.51	22,500	0	0	0	22,500
MBLAFM	21 March 2005	$21.16	5,000	0	0	0	5,000
MBLAFO	22 March 2005	$24.14	5,000	0	0	0	5.000
MBLAFP	24 March 2005	$24.56	5.000	0	0	0	5,000
MBLAFQ	27 March 2005	$24 44	7,500	0	(2 500)	0	5.000
MBLAFR	28 March 2005	$23.76	32.500	0	0	0	32.500
MBLAFL	21 July 2005	$23.94	3,800,921	0	(78 889)	(96.103)	3,625,929
MBLAFS	1 August 2005	$20.14	3,334	0	0	0	3,334
MBLAFT	2 August 2005	$23.94	50,000	0	0	0	50.000
MBLAFV	3 August 2005	$18 51	15,000	0	(1.666)	0	13,334
MBLAFX	5 August 2005	$24.29	5.000	0	0	0	5.000
MBLAFZ	7 August 2005	$24.69	30,000	0	0	0	30,000
MBLAGC	8 August 2005	$23.94	12,083	0	0	0	12.083
MBLAGA	9 August 2005	$24.12	5,000	0	0	0	5,000
MBLAGB	10 August 2005	$25.71	5,000	0	0	0	5,000
MBLAFU	11 August 2005	$23.94	111,182	0	0	(6 416)	104,766
MBLAGD	12 August 2005	$25 49	5,000	0	0	(3.334)	1,666
MBLAGE	13 August 2005	$23 06	5,000	0	0	0	5,000
MBLAGF	14 August 2005	$24.16	12,500	0	0	0	12,500
MBLAGG	15 August 2005	$24.24	5.000	0	0	0	5,000
MBLAGH	17 August 2005.	$23 63	5.000	0	0	0	5,000
MBLAGI	18 August 2005	$23.76	5,000	0	0	0	5,000
MBLAGJ	19 August 2005	$24 43	12,500	0	0	0	12,500
MBLAGK	20 August 2005	$24 04	5,000	0	0	0	5,000
MBLAGL	21 August 2005	$21.50	0	0	0	0	0
MBLAGM	22 August 2005	$23.02	12,500	0	0	0	12,500
MBLAGN	24 August 2005	$24.56	17,500	0	0	0	17,500
MBLAGO	25 August 2005	$25.37	5,000	0	0	0	5,000
MBLAGP	26 August 2005	$25 65	5.000	0	0	0	5,000
MBLAGQ	27 August 2005	$25.05	0	0	0	0	0
MBLAGR	28 August 2005	$25 66	0	0	0	0	0
MBLAGS	30 August 2005	$23.94	120,784	0	(1.666)	0	119,098
MBLAGV	28 September 2005	$25.59	5,000	0	0	0	5,000
MBLAGU	29 September 2005	$25.85	5,000	0	0	0	5,000
MBAHA	11 October 2005	$20.18	3,334	0	0	0	3,334
MBLAHB	12 October 2005	$25 01	5,000	0	0	(5.000)	0
MBLAHC	13 October 2005	$24.36	12,500	0	0	0	12,500
MBLAGW	14 October 2005	$25.59	10.000	0	0	0	10,000
MBLAGX	15 October 2005	$26.12	12,500	0	0	0	12,500
MBLAGY	16 October 2005	$25.72	0	0	0	0	0
MBLAGZ	25 October 2005	$24.06	0	0	0	0	0
MBLAHI	11 December 2005	$27.56	5,000	0	0	0	5,000
MBLAHH	12 December 2005	$26.57	17,500	0	0	0	17,500
MBLAHK	13 December 2005	$24.80	32,500	0	0	0	32,500
MBLAHJ	17 December 2005	$27.54	0	0	0	0	0
MBLAHD	22 December 2005	$24.24	5,000	0	0	0	5,000
MBLAHE	27 December 2005	$26.45	5,000	0	0	0	5,000
MBLAHF	28 December 2005	$27.63	5,000	0	0	0	5,000
MBLAHG	29 December 2005	$26.32	12,500	0	0	0	12,500
MBLAHN	02 January 2006	$27.28	32,500	0	0	0	32,500
MBLAHO	03 January 2006	$27 86	5,000	0	0	0	5,000
MBLAHR	04 January 2006	$26 88	0	0	0	0	0
MBLAHS	05 January 2006	$27.71	5,000	0	0	0	5,000
MBLAHT	08 January 2006	$26.95	5,000	0	0	0	5,000
MBLAHQ	09 January 2006	$27.97	20,000	0	0	0	20,000
MBLAHV	11 January 2006	$27.15	12,500	0	0	0	12,500
MBLAHP	12 January 2006	$27.93	5,000	0	0	0	5,000
MBLAHU	15 January 2006	$27.81	5,000	0	0	(5,000)	0
MBLAHW	16 January 2006	$27.46	12,500	0	0	0	12,500
MBLAHX	17 January 2006	$27.71	5,000	0	0	0	5,000
MBLAHY	18 January 2006	$27.71	12,500	0	0	0	12,500
MBLAIA	19 January 2006	$28.29	12,500	0	0	0	12,500
MBLAHZ	23 January 2006	$28.51	12,500	0	0	0	12,500
MBLAHM	30 January 2006	$27.83	5,000	0	0	0	5,000
MBLAHL	31 January 2006	$27.71	5,000	0	0	0	5,000
MBL0001	01 February 2006	$27.98	100,000	0	0	0	100,000
MBL0002	02 February 2006	$27.71	22,500	0	0	(12,500)	10,000
MBL0003	26 February 2006	$18.51	12,500	0	0	0	12,500
MBL0004	27 February 2006	$28.39	5,000	0	0	0	5,000
MBL0005	28 February 2006	$28.15	5,000	0	0	(5,000)	0
MBL0006	13 March 2006	$27.13	5,000	0	0	0	5,000
MBL0007	20 March 2006	$28.19	5,000	0	0	0	5,000
MBL0008	26 March 2006	$27.10	0	0	0	0	0
MBL0009	29 March 2006	$27 66	5,000	0	0	(3,671)	1,329
MBL0010	02 April 2006	$28.00	5,000	0	0	0	5,000
MBL0011	11 April 2006	$27.28	5,000	0	0	0	5,000
MBL0012	17 April 2006	$27.04	12,500	0	0	0	12,500
MBL0013	18 April 2006	$28.57	5,000	0	0	(5,000)	0
MBL0014	19 April 2006	$28 55	5,000	0	0	0	5,000
MBL0015	20 April 2006	$28.05	12,500	0	0	0	12,500
MBL0016	23 April 2006	$28.50	5,000	0	0	0	5,000

ATTACHMENT

MBL0017	24 April 2006	$26.85	5,000	0	0	0	5 000
MBL0018	28 May 2006	$27.60	5,000	0	0	0	5,000
MBL0019	29 May 2006	$27.77	5,000	0	0	0	5,000
MBL0020	06 June 2006	$27.53	5,000	0	0	0	5,000
MBL0021	15 June 2006	$27.58	5,000	0	0	0	5 000
MBL0022	25 July 2006	$34.71	0	0	0	0	0
MBL0023	24 July 2006	$28.19	5,000	0	0	0	5,000
MBL0024	26 July 2006	$28.22	5,000	0	0	(5 000)	0
MBL0025	27 July 2006	$29.72	5,000	0	0	0	5,000
MBL0026	30 July 2006	$29 56	5,000	0	0	(5 000)	0
MBL0027	31 July 2006	$28.15	5,000	0	0	0	5,000
MBL0028	01 August 2006	$28 46	5,000	0	0	0	5,000
MBL0029	02 August 2006	$34.71	4,681,069	0	0	(102 840)	4,578,229
MBL0030	03 August 2006	$30 25	5,000	0	0	0	5,000
MBL0031	07 August 2006	$28.21	5,000	0	0	0	5,000
MBL0032	08 August 2006	$27.78	12,500	0	0	(12 500)	0
MBL0033	09 August 2006	$29 50	10,000	0	0	0	10,000
MBL0034	10 August 2006	$31.00	12,500	0	0	(12,500)	0
MBL0035	13 August 2006	$29 35	5,000	0	0	0	5,000
MBL0036	27 August 2006	$35.99	5,000	0	0	0	5,000
MBL0037	28 August 2006	$34.71	5,000	0	0	0	5,000
MBL0038	29 August 2006	$35 41	5,000	0	0	0	5,000
MBL0039	30 August 2006	$27.57	12,500	0	0	0	12,500
MBL0040	31 August 2006	$34.71	812,220	0	0	(5,320)	806,900
MBL0041	03 September 2006	$34.82	5,000	0	0	0	5,000
MBL0042	04 September 2006	$27.60	5,000	0	0	0	5,000
MBL0044	05 September 2006	$31.48	25,000	0	0	0	25,000
MBL0043	06 September 2006	$33 95	5,000	0	0	0	5,000
MBL0045	14 September 2006	$34.71	0	0	0	0	0
MBL0046	20 September 2006	$28.19	20,000	0	0	0	20,000
MBL0047	21 September 2006	$32.20	12,500	0	0	0	12,500
MBL0048	24 September 2006	$36 66	12,500	0	0	0	12,500
MBL0049	25 September 2006	$36 48	12,500	0	0	0	12,500
MBL0050	26 September 2006	$35.95	12,500	0	0	0	12,500
MBL0051	27 September 2006	$33.01	10,000	0	0	0	10,000
MBL0052	28 September 2006	$34.71	303,936	0	0	(39,403)	264,533
MBL0053	01 October 2006	$35 93	5,000	0	0	0	5,000
MBL0054	02 October 2006	$37.10	5,000	0	0	(3,959)	1,041
MBL0055	03 October 2006	$36 47	12,500	0	0	0	12,500
MBL0056	08 October 2006	$29.72	5,000	0	0	0	5,000
MBL0057	09 October 2006	$37.52	5,000	0	0	0	5,000
MBL0058	12 October 2006	$36 68	5,000	0	0	0	5,000
MBL0059	15 October 2006	$28.39	5,000	0	0	0	5,000
MBL0060	16 October 2006	$35 59	5,000	0	0	(5,000)	0
MBL0061	29 October 2006	$37.75	12,500	0	0	0	12,500
MBL0062	30 October 2006	$37 05	12,500	0	0	0	12,500
MBL0063	31 October 2006	$37.26	5,000	0	0	0	5,000
MBL0064	07 November 2006	$37.94	5,000	0	0	0	5,000
MBL0065	12 November 2006	$38.03	0	0	0	0	0
MBL0066	13 November 2006	$36 65	5,000	0	0	0	5,000
MBL0067	14 November 2006	$36 86	5,000	0	0	0	5,000
MBL0068	15 November 2006	$36.70	12,500	0	0	(12,500)	0
MBL0069	16 November 2006	$35.71	5,000	0	0	0	5,000
MBL0070	22 November 2006	$37.58	32,500	0	0	0	32,500
MBL0071	26 November 2006	$36.84	12,500	0	0	0	12,500
MBL0072	03 December 2006	$38 05	5,000	0	0	0	5,000
MBL0073	05 December 2006	$35.71	5,000	0	0	0	5,000
MBL0074	10 December 2006	$36.36	12,500	0	0	0	12,500
MBL0075	20 December 2006	$37.55	5,000	0	0	0	5,000
MBL0076	25 January 2007	$37.67	12,500	0	0	0	12,500
MBL0077	04 February 2007	$37 47	5,000	0	0	0	5,000
MBL0078	12 March 2007	$36 08	5,000	0	0	0	5,000
MBL0079	13 March 2007	$36.54	17,500	0	0	0	17,500
MBL0080	14 March 2007	$36 34	10,000	0	0	0	10,000
MBL0081	15 March 2007	$35.24	5,000	0	0	0	5,000
MBL0082	18 March 2007	$37.52	5,000	0	0	0	5,000
MBL0083	19 March 2007	$36.85	5,000	0	0	0	5,000
MBL0084	20 March 2007	$35.15	5,000	0	0	0	5,000
MBL0085	21 March 2007	$36.39	5,000	0	0	0	5,000
MBL0086	22 March 2007	$36.85	5,000	0	0	0	5,000
MBL0087	25 March 2007	$36 67	5,000	0	0	0	5,000
MBL0088	26 March 2007	$36 68	5,000	0	0	0	5,000
MBL0089	27 March 2007	$36.55	32,500	0	0	0	32,500
MBL0090	28 March 2007	$36.73	5,000	0	0	(5,000)	0
MBL0091	29 March 2007	$35.90	5,000	0	0	0	5,000
MBL0092	01 April 2007	$36.34	0	12,500	0	0	12,500
MBL0093	02 April 2007	$37.52	0	5,000	0	0	5,000
MBL0094	03 April 2007	$34.82	0	12,500	0	0	12,500
MBL0095	04 April 2007	$35.99	0	12,500	0	0	12,500
MBL0096	05 April 2007	$35.22	0	5,000	0	0	5,000
MBL0097	08 April 2007	$35.59	0	5,000	0	0	5,000
MBL0098	09 April 2007	$37.35	0	5,000	0	0	5,000
MBL0099	10 April 2007	$36.67	0	5,000	0	0	5,000
MBL0100	17 April 2007	$36 48	0	5,000	0	(3,815)	1,185
MBL0101	18 April 2007	$36.95	0	5,000	0	0	5,000
MBL0102	23 May 2007	$33.16	0	5,000	0	0	5,000
MBL0103	24 May 2007	$35.31	0	5,000	0	0	5,000
MBL0104	27 May 2007	$32.93	0	12,500	0	0	12,500
MBL0105	28 May 2007	$32.76	0	5,000	0	0	5,000
MBL0106	29 May 2007	$33.12	0	5,000	0	0	5,000
MBL0107	04 July 2007	$33.54	0	45,000	0	0	45,000
MBL0108	05 July 2007	$33 45	0	5,000	0	0	5,000
MBL0109	08 July 2007	$33.05	0	12,500	0	0	12,500
MBL0110	09 July 2007	$33.37	0	12,500	0	0	12,500
MBL0111	10 July 2007	$36.00	0	5,000	0	0	5,000
MBL0112	11 July 2007	$35.21	0	5,000	0	0	5,000
MBL0113	12 July 2007	$33.20	0	12,500	0	0	12,500
MBL0114	15 July 2007	$33.19	0	5,000	0	0	5,000

MBL0115	19 July 2007	$33 19	0	5,000	0	0	5 000
MBL0116	22 July 2007	$33 06	0	12,500	0	0	12,500
MBL0117	23 July 2007	$32 47	0	5,000	0	0	5,000
MBL0118	01 August 2007	$30 51	0	5,500,205	0	(10 300)	5,489,905
MBL0119	23 August 2007	$33 45	0	5,000	0	0	5,000
MBL0120	26 August 2007	$31.54	0	17,500	0	0	17,500
MBL0121	27 August 2007	$32.77	0	5,000	0	0	5,000
MBL0122	28 August 2007	$33 06	0	5,000	0	0	5,000
MBL0123	29 August 2007	$33.10	0	12,500	0	0	12,500
MBL0124	30 August 2007	$30.51	0	960,450	0	0	960,450
MBL0125	2 September 2007	$31.49	0	5,000	0	0	5,000
MBL0126	3 September 2007	$32.90	0	12,500	0	0	12,500
MBL0127	4 September 2007	$33.28	0	5,000	0	0	5 000
MBL0128	5 September 2007	$31.28	0	5,000	0	0	5,000
MBL0129	6 September 2007	$30.51	0	20,000	0	0	20,000
			21,328,077	6,783,155	(2,353,790)	(507 840)	25,249,602


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Change of Director's Interest Notice

Document date: Tue 19 Nov 2002 **Published:** Tue 19 Nov 2002 15:04:31
Document No: 281170 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

MACQUARIE BANK LIMITED 2002-11-19 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke (AO)
Date of last notice	13/11/2002 re Macquarie Leisure Trust ("MLE")

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Karii Pty Ltd is a company in which David Clarke has a relevant interest
Date of change	13/11/2002
No. of securities held prior to change	MLE 815,523 units held by Karii P/L
Class	MLE ordinary units
Number Acquired	-
Number disposed	70,175 MLE units
Value/consideration	Total consideration received of $47,719 before transaction costs
No. of securities held after change	MLE

Nature of change	On market trade

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

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Change of Director's Interest Notice

Document date: Wed 20 Nov 2002 **Published:** Wed 20 Nov 2002 17:38:45
Document No: 281342 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

MACQUARIE BANK LIMITED 2002-11-20 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	04/09/2002 but 30/07/2002 re Macquarie Airports (MAP)

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Securities held by John Allpass Ltd, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	15/11/2002
No. of securities held prior to change	45,000 stapled securities in Macquarie Airports
Class	Ordinary
Number Acquired	50,000 stapled securities in Macquarie Airports
Number disposed	45,000 stapled securities in Macquarie Airports
Value/consideration	All acquisitions and disposals were at $0.89 per

	stapled security.
No. of securities held after change	50,000 stapled securities in Macquarie Airports
Nature of change	On market acquisition and sale.

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

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2002 ASE 141

21/11 02 THU 18:12 FAX 61 2 82374330 COMPANY SECRETARIAL ••• COMPANY ANNOUNCE 001

Macquarie Bank Limited
ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

03 JUL 11 AM 7:21

21 November 2002



Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 October 2002, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue. Thus, at 21 November 2002 the number of issued fully paid ordinary $1.00 shares was 202,533,103.

The following new options have been issued:

- 5,000 options exercisable at $24.57 each and expiring on 5 November 2007 (MBL0139); and
- 22,200 options exercisable at $30.51 each and expiring on 20 November 2007 (MBL0140).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 4,168 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 10,837 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 1,666 options exercisable at $25.49 each and expiring on 12 August 2005 (MBLAGD);
- 26,668 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029); and
- 7,400 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118).

Macquarie Bank Limited
ABN 46 008 583 542

Please note the following correction to our notification to ASX of 8 November 2002, regarding the number of options on issue at 31 October 2002. The reference to the granting of 242,400 options exercisable at $30.51 each and expiring on 11 October 2007 should have referred instead to the granting of 237,000 of these options. The number of options on issue at 31 October 2002 was 25,466,713 all exercisable into one share per option.

The number of options on issue at 21 November 2002 was 25,443,174, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 21 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.96	01/02/2006
MBL0002	10,000	$27.71	02/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	6,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	02/04/2006
MBL0011	5,000	$27.28	11/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	18/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	6,000	$26.86	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	06/06/2006
MBL0021	6,000	$27.58	16/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	01/08/2006
MBL0029	4,539,581	$34.71	02/08/2006
MBL0030	5,000	$30.25	03/08/2006
MBL0031	5,000	$28.21	07/08/2006
MBL0033	10,000	$29.50	09/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	604,400	$34.71	31/08/2006
MBL0041	5,000	$34.82	03/09/2006
MBL0042	5,000	$27.60	04/09/2006
MBL0043	5,000	$33.95	06/09/2006
MBL0044	25,000	$31.48	05/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.68	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$36.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 21 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0052	256,200	$34.71	28/09/2006
MBL0053	6,000	$35.83	01/10/2006
MBL0054	1,041	$37.10	02/10/2006
MBL0055	12,500	$36.47	03/10/2006
MBL0056	5,000	$29.72	08/10/2006
MBL0057	5,000	$37.82	09/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	16/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	6,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	07/11/2006
MBL0066	6,000	$36.65	13/11/2006
MBL0067	5,000	$36.66	14/11/2006
MBL0069	6,000	$35.71	16/11/2006
MBL0070	32,500	$37.68	22/11/2006
MBL0071	12,500	$38.84	26/11/2006
MBL0072	5,000	$36.05	03/12/2006
MBL0073	5,000	$35.71	05/12/2006
MBL0074	12,500	$38.36	10/12/2006
MBL0076	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	04/02/2007
MBL0078	6,000	$38.08	12/03/2007
MBL0079	17,500	$38.64	13/03/2007
MBL0080	10,000	$38.34	14/03/2007
MBL0081	5,000	$38.24	15/03/2007
MBL0082	6,000	$37.52	16/03/2007
MBL0083	5,000	$36.65	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	6,000	$36.39	21/03/2007
MBL0086	6,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	26/03/2007
MBL0088	6,000	$38.88	28/03/2007
MBL0089	32,500	$36.65	27/03/2007
MBL0091	6,000	$35.90	29/03/2007
MBL0092	12,500	$36.34	01/04/2007
MBL0093	6,000	$37.62	02/04/2007
MBL0094	12,500	$34.82	03/04/2007
MBL0095	12,500	$35.99	04/04/2007
MBL0096	5,000	$35.22	06/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 21 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0097	5,000	$35.59	08/04/2007
MBL0098	5,000	$37.35	09/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	1,185	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	6,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	8,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	04/07/2007
MBL0108	5,000	$33.45	05/07/2007
MBL0109	12,500	$33.05	08/07/2007
MBL0110	12,500	$33.37	09/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	6,000	$35.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	6,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,477,505	$30.51	01/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.05	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	980,450	$30.51	30/08/2007
MBL0125	6,000	$31.49	02/09/2007
MBL0126	12,500	$32.90	03/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	20,000	$30.51	06/09/2007
MBL0130	8,000	$30.51	10/10/2007
MBL0131	237,000	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.46	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.80	25/10/2007
MBL0138	5,000	$24.48	28/10/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 21 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0139	5,000	$24.57	05/11/2007
MBL0140	22,200	$30.51	20/11/2007
MBLAAX	5,668	$14.59	18/06/2003
MBLABB	11,336	$14.62	26/09/2003
MBLABR	10,000	$13.15	30/04/2003
MBLABY	12	$13.82	14/05/2003
MBLACF	11,334	$14.31	11/06/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	38,334	$14.47	21/08/2003
MBLACK	1,242,114	$14.29	28/08/2003
MBLACM	17,000	$12.25	02/12/2003
MBLACN	17,000	$14.65	04/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	06/11/2003
MBLACR	6,667	$12.73	06/12/2003
MBLACS	14,167	$15.23	07/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.08	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.69	31/03/2004
MBLADJ	11,334	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.38	04/06/2004
MBLADV	5,668	$14.52	08/08/2004
MBLADW	4,687,542	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 21 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	618,894	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	06/09/2004
MBLAEK	50,000	$18.08	07/09/2004
MBLAEL	16,376	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	09/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	01/12/2004
MBLAEZ	3,334	$20.01	07/12/2004
MBLAFA	5,000	$20.18	09/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	5,416	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,600	$19.97	24/01/2005
MBLAFG	5,000	$20.06	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,605,385	$23.94	21/07/2005
MBLAFM	5,000	$21.18	21/03/2005
MBLAFN	22,500	$18.51	06/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	01/06/2005
MBLAFT	50,000	$23.94	02/06/2005
MBLAFU	104,768	$23.94	11/06/2005
MBLAFV	13,334	$18.51	03/06/2005
MBLAFX	5,000	$24.29	05/06/2005
MBLAFZ	30,000	$24.69	07/06/2005
MBLAGA	5,000	$24.12	09/06/2005
MBLAGB	5,000	$25.71	10/06/2005
MBLAGC	12,083	$23.94	08/06/2005
MBLAGE	5,000	$23.06	13/06/2005
MBLAGF	12,500	$24.16	14/06/2005
MBLAGG	5,000	$24.24	15/06/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 21 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAGH	6,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.58	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$26.89	28/09/2005
MBLAGW	10,000	$26.69	14/10/2005
MBLAGX	12,500	$26.12	16/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.66	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	02/01/2006
MBLAHO	5,000	$27.86	03/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	09/01/2006
MBLAHS	5,000	$27.71	05/01/2006
MBLAHT	5,000	$26.96	06/01/2006
MBLAHV	12,500	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	25,443,174		

Macquarie Bank Limited
ABN 46 008 583 542

[illegible] Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
[illegible]
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 [illegible] Facsimile [illegible]
Foreign Exchange 8232 [illegible] Facsimile [illegible]
Metals and Mining 8232 [illegible] Facsimile [illegible]
Futures [illegible] Telex 72263
Debt Markets 8232 [illegible] Facsimile [illegible]

25 November 2002

Company Announcements Office
Australian Stock Exchange Limited


MACQUARIE
BANK


BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 22 November 2002, was 0.0506%.

Yours faithfully,

Joanne Hawkins
Assistant Company Secretary

2002 ASE 143

03 JUL 1? ?? 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,168

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,688 at $14.29 each 19,500 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 November 2002

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	202,558,271	Fully paid ordinary Shares
		40,000,000	OanMacs (OFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,418,006	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date:25 November 2002.
(Company secretary)

Print name: ..Joanne Hawkins...........................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,666

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	*As per other fully paid ordinary shares already quoted*

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,666 at $14.46 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 November 2002

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,563,937	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,412,340	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....

..... Date:26 November 2002.
(Company secretary)

Print name: ..Joanne Hawkins..........................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,834

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	13,168 at $14.29 each 1,666 at $20.01 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 November 2002

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,578,771	Fully paid ordinary Shares
		40,000,000	QanMacs (QFMHA)
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,397,506	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will *not* be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances *or* renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....

..... Date:27 November 2002.
(Company secretary)

Print name: ..Dennis Leong..........................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,666

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	11,666 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 November 2002

Number	+Class
–	

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,590,437	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,390,840	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	*Names of any brokers to* the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date:29 November 2002.
(Company secretary)

Print name: ..Dennis Leong..........................

== == == == ==

+ See chapter 19 for defined terms.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	19 November 2002 re Macquarie Leisure Trust but 4 January 2002 re Macquarie Balanced Growth Fund

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Wig Nominees Pty Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary.
Date of change	26 November and 21 June 2002
No. of securities held prior to change	659,430.34 Macquarie Balanced Growth Fund units
Class	ordinary units
Number acquired	Nil
Number disposed	85,035.00 units and 72,819.16 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$85,035.00 and $72,819.16
No. of securities held after change	501,576.18 Macquarie Balanced Growth Fund units

G:\CAD\COS\HBORLAND\ASX\CLARKE\dsc26112002.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of unlisted units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 3 December 2002

+ See chapter 19 for defined terms.


ASX

Getting started


Relax... ASX

Change of Director`s Interest Notice

Document date: Tue 03 Dec 2002 **Published:** Tue 03 Dec 2002 20:22:29
Document No: 282633 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

MACQUARIE BANK LIMITED 2002-12-03 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	15/08/2002 but 06/08/2002 re Macquarie Bank Limited fully paid ordinary (MBL) shares

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	29/11/2002
No. of securities held prior to change	4,363, MBL shares held directly 585 shares held by Wolli Investments Pty Ltd, a company in which Barrie Martin has a relevant interest
Class	Ordinary
Number Acquired	1,162 MBL shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan

Number disposed	-
Value/consideration	$22.30 per MBL share
No. of securities held after change	5,525 Macquarie Bank Ltd ordinary shares (of which 3,242 were acquired through the Macquarie Bank Non-Executive Director Share Acquisition Plan) 585 MBL shares held by Wolli Investments Pty Ltd, a company in which Barrie Martin has a relevant interest
Nature of change	On market acquisition of shares

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164



3 December 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update and Appendix 3B

Since the last notification to ASX of the position at 21 November 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 18,836 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 5,666 options exercisable at $14.46 each and expiring on 23 April 2004 (MBLADJ);
- 29,166 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 2,000 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG); and
- 1,666 options exercisable at $20.01 each and expiring on 7 December 2004 (MBLAEZ).

Thus, at 29 November 2002 the number of issued fully paid ordinary $1.00 shares was 202,590,437.

The following new options have been issued:

- 5,000 options exercisable at $33.20 each and expiring on 29 November 2007 (MBL0141).

Macquarie Bank Limited
ABN 46 008 583 542

Since the last notification to ASX, no options have lapsed unexercised.

The number of options on issue at 29 November 2002 was 25,390,840, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 29 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.61	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	6,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0011	5,000	$27.28	11/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$28.65	24/04/2006
MBL0018	5,000	$27.60	26/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	16/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$28.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,538,561	$34.71	2/08/2006
MBL0030	5,000	$30.26	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$28.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	604,400	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	5,000	$33.85	6/09/2006
MBL0044	25,000	$31.48	6/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$38.48	26/09/2006
MBL0050	12,500	$35.95	26/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 29 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0051	10,000	$33.01	27/08/2006
MBL0052	286,200	$34.71	28/09/2006
MBL0053	5,000	$36.93	1/10/2006
MBL0054	1,041	$37.10	2/10/2006
MBL0055	12,500	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.62	9/10/2006
MBL0058	6,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,600	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.86	13/11/2006
MBL0067	5,000	$38.88	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.68	22/11/2006
MBL0071	12,600	$36.64	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	26/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,600	$36.64	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	16/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.16	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.87	26/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0091	5,000	$35.90	29/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 29 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0096	5,000	$35.22	6/04/2007
MBL0097	6,000	$35.69	6/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	1,185	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.46	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	5,000	$36.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,477,505	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	960,450	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	237,000	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$26.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 29 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0138	6,000	$24.48	28/10/2007
MBL0139	9,000	$24.57	5/11/2007
MBL0140	22,200	$30.61	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBLAAX	5,668	$14.59	18/08/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABR	10,000	$13.15	30/04/2003
MBLABY	12	$13.82	14/05/2003
MBLACF	11,334	$14.31	11/06/2003
MBLACG	60,000	$14.89	12/06/2003
MBLACJ	38,334	$14.47	21/06/2003
MBLACK	1,223,278	$14.29	28/06/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	6,667	$14.49	6/11/2003
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	25/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	16/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	6,668	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	4,658,376	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 29 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	516,894	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	50,000	$18.08	7/09/2004
MBLAEL	18,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	6,000	$18.51	11/10/2004
MBLAEO	6,000	$18.86	9/11/2004
MBLAET	17,500	$18.81	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFC	5,418	$20.29	13/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	18,500	$18.61	21/01/2005
MBLAFF	17,500	$19.87	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,778	$23.22	28/01/2005
MBLAFK	100,000	$20.06	10/02/2005
MBLAFL	3,605,385	$23.94	21/07/2005
MBLAFM	6,000	$21.18	21/03/2005
MBLAFN	22,500	$18.61	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.66	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	104,766	$23.94	11/08/2005
MBLAFV	13,334	$18.61	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 29 November 2002

MBL Code	Number	Exercise Price	Expiry Date
MBLAGF	12,500	$24.16	14/06/2005
MBLAGG	5,000	$24.24	16/06/2005
MBLAGH	5,000	$23.63	17/06/2005
MBLAGI	5,000	$23.76	18/06/2005
MBLAGJ	12,500	$24.43	19/06/2005
MBLAGK	5,000	$24.04	20/06/2005
MBLAGM	12,500	$23.02	22/06/2005
MBLAGN	17,500	$24.56	24/06/2005
MBLAGO	5,000	$25.37	25/06/2005
MBLAGP	5,000	$25.65	26/06/2005
MBLAGS	119,098	$23.94	30/06/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.69	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.35	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.67	12/12/2005
MBLAHI	5,000	$27.68	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006
MBLAHO	5,000	$27.88	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.96	8/01/2006
MBLAHV	12,500	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	25,390,540		

2002 ASX 150

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,834

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	2,834 at $14.29 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 December 2002

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,593,271	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	*25,388,006*	*Options over ordinary shares at various exercise prices*

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:3 December 2002.
(Company secretary)

Print name: ..Dennis Leong..........................

== == == == ==

+ See chapter 19 for defined terms.





Regular income




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Appendix 3B - Employee Share Plan

Document date: Tue 03 Dec 2002 **Published:** Tue 03 Dec 2002 18:48:30
Document No: 282621 **Document part:** A
Market Flag: N
Classification: Appendix 3B

MACQUARIE BANK LIMITED 2002-12-03 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Macquarie Bank Limited

ABN
46 008 583 542

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Fully paid ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	To be advised
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	N/A

4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5. Issue price or consideration	To be advised
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Macquarie Bank Employee Share Plan pursuant to a prospectus dated 03/12/2002
7. Dates of entering securities into uncertified holdings or despatch of certificates	-

	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	202,593,271	Fully paid ordinary shares
	1,500,000	Converting preference shares (MBLPA)
	4,000,000	Macquarie income securities (MBLHB)

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	25,388,006	Options over ordinary shares at various exercise prices

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

D Leong
COMPANY SECRETARY
03/12/2002


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Macquarie Bank Limited
ABN 46 008 583 542

Telephone:
(02) 8232 4750
Facsimile:
(02) 82324330

Email Address
kristen.findlay@macquarie.com

Please telephone
Kristen Findlay on
(02) 8232 4750
if complete transmission
not received.

Company Secretarial/Investor Relations

Attention	Company Announcements Office	**Date**	4 December 2002
Company	Australian Stock Exchange Limited		
Fax No	1300 300 021	**Pages**	3 (incl. this page)
From	Dennis Leong	**Priority**	Routine


MACQUARIE
BANK

Message

Please find attached by way of lodgement Appendix 3Y Change of Director's Interest Notice dated 4 December 2002.

Yours sincerely,

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	6 August 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2002
No. of securities held prior to change	1,684 Macquarie Bank Limited fully paid ordinary (MBL) shares held directly. 1,870 MBL shares held by Tower Trust Limited, a company which acts as a trustee for Helen Nugent's superannuation fund.
Class	Ordinary
Number acquired	938 MBL shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.30 per share.

No. of securities held after change	2,622 Macquarie Bank Limited fully paid ordinary (MBL) shares held directly (of which 1,977 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 1,870 MBL shares held by Tower Trust Limited, a company which acts as a trustee for Helen Nugent's superannuation fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

4 December 2002

2002 [illegible] 152 B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,999

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	55,331 at $18.51 each 11,334 at $14.31 each 2,334 at $14.29 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 December 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,662,270	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,319,007	Options over ordinary shares at various exercise prices

10	Dividend policy (*in the case of a trust, distribution policy*) on the increased capital (interests)	*Shares rank pari passu with all existing fully* paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	*Date rights trading will begin (if applicable)*	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent *issues of securities*.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 December 2002.
(Company secretary)

Print name: ..Dennis Leong..........................

== == == == ==

+ See chapter 19 for defined terms.


Getting started


Shares, real estate





Change of Director`s Interest Notice

Document date: Thu 05 Dec 2002 **Published:** Thu 05 Dec 2002 15:51:20
Document No: 282846 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

MACQUARIE BANK LIMITED 2002-12-05 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurie G Cox
Date of last notice	06/08/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	29/11/2002
No. of securities held prior to change	161,763 Macquarie Bank Ltd fully paid ordinary (MBL) shares held directly. 207,692 MBL shares held by ANZ Nominees Pty Ltd, as nominee for Juanla Holdings Pty Ltd, as trustee for the LGC Superannuation Fund of which Laurie Cox is a beneficiary.
Class	Ordinary
Number Acquired	715 MBL share via Macquarie Bank Non-Executive Director Share Acquisition Plan

Number disposed	Nil
Value/consideration	$22.30 per share
No. of securities held after change	162,478 MBL share held directly (of which 27,478 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 207,692 MBL shares held by ANZ Nominees Pty Ltd, as nominee for Juanla Holdings Pty Ltd, as trustee for the LGC Superannuation Fund of which Laurie Cox is a beneficiary.
Nature of change	On market acquisition

Part 2 - Change of director's relevant interests in contracts

N/A

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	43,833

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	25,000 at $18.51 each 18,833 at $14.29 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 December 2002

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,706,103	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,275,174	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders	

+ See chapter 19 for defined terms.

	sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by *sale through a broker*)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

+ See chapter 19 for defined terms.

number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation

+ See chapter 19 for defined terms.

to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
..... Date: 5 December 2002.
(Company secretary)

Print name: ..Dennis Leong..........................

== == == == ==

+ See chapter 19 for defined terms.

2002 ASE 155

02 DEC 13 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

Telephone:
(02) 8232 8025
Facsimile:
(02) 8232 4330

Email Address

Please telephone
Sally Mott on
(02)
if complete transmission not received.

Company Secretarial

Attention	Company Announcements	**Date**	6 December 2002
Company	Australian Stock Exchange Limited		
Fax No	1300 300 021	**Pages**	4 (incl. this page)
From	Dennis Leong	**Priority**	Routine

MACQUARIE BANK

Message

Please find attached by way of lodgement Appendix 3Y Change of Director's Interest Notice dated 6 December 2002.

Yours sincerely

pp

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	20 November 2002 but 4 January 2002 re Macquarie Bank fully paid ordinary shares (MBL). This is the first notice re Macquarie Communications Infrastructure Group stapled securities (MCG)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited as trustee for a superannuation fund of which John Allpass is a beneficiary Securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest.
Date of change	29 November 2002 re MBL 2 December 2002 re MCG
No. of securities held prior to change	MBL 661 shares held in own name. 4,238 shares held by Allpass Investments Pty Limited 4,085 shares held by John Allpass Pty Limited MCG Nil
Class	MBL ordinary shares MCG stapled securities

C:\WINDOWS\Temporary Internet Files\OLK81\3Yja3411202.doc

+ See chapter 19 for defined terms.


PROVIDED BY
IRESS

Number acquired	715 MBL shares via the Macquarie Bank Non-Executive Share Acquisition Plan. 10,000 MCG stapled securities.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MBL shares acquired at $22.30 each MCG stapled securities acquired at $2.03 each.
No. of securities held after change	MBL 1,376 shares held in own name. 4,238 shares held by Allpass Investments Pty Limited 4,085 shares held by John Allpass Pty Limited MCG 10,000 stapled securities held by John Allpass Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisitions.

Part 2 - Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

C:\WINDOWS\Temporary Internet Files\OLK8135\gt26112002.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

6 December 2002

2002 ASX 156

C[illegible] 14 [illegible] 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,157
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	44,157 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 December 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,750,260	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,229,767	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)? | |

33 +Despatch date | |

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 December 2002.
(Company secretary)

Print name: ..Dennis Leong..........................

== == == == ==

+ See chapter 19 for defined terms.

08/12/02 MON 14:34 FAX 61 2 82374330 COMPANY SECRETARIAL ··· COMPANY ANNOUNCE 001

Macquarie Bank Limited
ABN 46 008 583 542



No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

9 December 2002

Company Announcements Office
Australian Stock Exchange Limited





BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a *fortnightly basis.*

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 6 December 2002, was 0.0431%.

Yours faithfully,

pp Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7,500 at $14.29 each 10,000 at $14.47 each 5,833 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 December 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
202,773,593	Fully paid ordinary Shares
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,206,434	Options over ordinary shares at various exercise prices

10	*Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)*	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 December 2002.
(Company secretary)

Print name: ..Dennis Leong...........................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	47,999
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	16,168 at $14.29 each 31,831 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 December 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	202,821,592	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,158,435	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	*Amount of any handling fee* payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading *will* end (*if* applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 December 2002.
(Company secretary)

Print name: ..Dennis Leong...........................

= = = = =

+ See chapter 19 for defined terms.

Secc ASX 160

03 JUL 11 7:2

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release

Tuesday December 17, 2002

MACQUARIE SAYS NEW GUIDELINES ON INSTALMENT WARRANTS WILL PROVIDE CLARITY TO SELF MANAGED SUPER FUNDS

Macquarie Bank, Australia's leading warrant issuer, today welcomed Australian Tax Office (ATO) and Australian Prudential Regulation Authority (APRA) guidelines which will provide clarity to Trustees and investors using Instalments Warrants in Self Managed Super Funds (SMSFs).

Macquarie Bank Equity Markets Executive Director, Jeff Weeden, said guidelines issued yesterday provide all investors with more certainty about strategies applicable to SMSFs. "The guidelines reconfirm that Trustees are obliged to ensure Instalments are considered in the context of the fund's overall investment strategy," Mr Weeden said. "Trustees must be aware of the risks involved both in dealing in ASX Securities and gearing generally and that they have appropriate risk management procedures in place."

The ATO and APRA announcement yesterday confirmed the use of Shareholder Applications by SMSFs would be prohibited. A Shareholder Application is used to convert existing shares into Instalments and is typically utilised by investors to free cash for portfolio diversification purposes. Authorities have given investors more than a year to pay up or sell Instalments created using a Shareholder Application and there is no immediate non-compliance issue created as a result of the announcement.

Mr Weeden said on the basis of actual turnover data for the 11 months to November 2002, the Shareholder Application prohibition announced yesterday would impact approximately 1.7 per cent of all Instalment Warrant activity this year.

Macquarie is the largest issuer of Instalments in Australia, accounting for approximately 60 per cent of the market turnover to date this calendar year. The market is expected to turnover move than $1.3 billion in 2003.

"From an education point of view we now have a greater degree of clarity of the way forward for instalment products." Mr Weeden said.

"We will be providing a record number of seminars and workshops for advisers, brokers, support staff and investors in 2003 and we will definitely be including additional information for Trustees in light of this announcement."

In Summary:

1. What Self-Managed Super Funds Must Do?

- The announcement confirmed that Trustees need to consider the use of Instalments in the context of the fund's overall investment strategy, that they are aware of the risks involved in ASX Securities and gearing and that they have appropriate risk management procedures in place.

2. What Self Managed Super Funds Now Can't Do?

- Convert existing shares to Instalments using the Shareholder Application Process if the shares are held by a Self Managed Super Fund.

3. What Self Managed Super Funds Can Do?

- Buy and sell Instalments on the ASX secondary market
- Buy Instalments using the Cash Application process
- Claim potential tax deductions for interest amounts as per the recent ATO Product Rulings for Macquarie Instalments.
- Receive franking credits from Instalment related investments

4. What if Shareholder Application Created Instalments are Held by Funds?

- Speak to the issuer of the Instalment about the alternatives available up to the next reset date. Macquarie has a special client service line to handle these inquiries – 1 800 80 30 10.
- Attend an MBL Instalment Workshop in 2003 - dates to be advised.

For further information, please contact;

Jeff Weeden, Executive Director, Equity Markets Group (02) 8232 8687

Cathy Kovacs, Division Director, Equity Markets Group (02) 8232 8683

Lisa Jamieson, Public Relations, Macquarie Bank Limited (02) 8232 6016

2002 ASX 161

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

18 December 2002

ASX release

MACQUARIE BANK TO DISPOSE OF MAp STAKE PRIOR TO END OF MARCH 2003

Macquarie Bank Limited (MBL) notes that Macquarie Airports (MAp) is pursuing an appeal of the Australian Securities and Investment Commission (ASIC) decision requiring MBL to dispose of the 58.1 million securities by 31 March 2003.

Irrespective of that appeal, MBL intends to fully dispose of its entire stock overhang (resulting from the Priority Entitlement Offer launched in July 2002) of 58.1 million securities prior to 31 March 2003.

MBL has received a number of proposals to acquire the stock overhang but is currently not actively considering any proposals.

For further information, please contact:

Denis Leong, Company Secretary +61 2 8232 3273


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Change of Director's Interest Notice

Document date: Wed 18 Dec 2002 **Published:** Wed 18 Dec 2002 13:37:56
Document No: 283857 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

MACQUARIE BANK LIMITED 2002-12-18 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Macquarie Bank Limited

ABN 46 008 583 542

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Mark Johnson

Date of last notice 25/09/2002 but 07/08/2002 re shares in Macquarie Bank Ltd

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	13/12/2002
No. of securities held prior to change	Macquarie Bank Ltd fully paid ordinary shares 828,403 fully paid ordinary shares
Class	Fully paid ordinary shares in Macquarie Bank Ltd
Number Acquired	Nil
Number disposed	34,600
Value/consideration	Average of $22.9448 per share.

No. of securities held after

change	793,803 fully paid Macquarie Bank Ltd ordinary shares, (of those 93,803 were acquired pursuant to the Macquarie Bank Staff Share Acquisition Plan)
Nature of change	On market sale of fully paid ordinary shares.

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-


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Issued Ordinary Capital & Options Update/Appendix 3B

Document date: Fri 20 Dec 2002 **Published:** Mon 23 Dec 2002 11:11:12
Document No: 284181 **Document part:** A
Market Flag: N
Classification: Issued Capital - Other , Appendix 3B

MACQUARIE BANK LIMITED 2002-12-20 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Since the last notification to ASX of the position at 29 November 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

* 11,334 options exercisable at $14.31 each and expiring on 11 June 2003 (MBLACF);

* 10,000 options exercisable at $14.47 each and expiring on 21 August 2003 (MBLACJ);

* 55,169 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);

* 117,488 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);

* 75,030 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG); and

* 666 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL).

The following shares have been issued under the Macquarie Bank Dividend Reinvestment Plan:

* 1,233,101 Shares at $22.86 each.

Thus, at 20 December 2002 the number of issued fully paid ordinary $1.00 shares was 204,093,225.

Since the last notification to the ASX, no new options have been issued.

Also, since the last notification to ASX, the following options have lapsed unexercised:

* 6,250 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);

* 13,130 options exercisable at $23.94 each and expiring on 21 July

2005 (MBLAFL);

* 7,293 options exercisable at $27.15 each and expiring on 11 January 2006 (MBLAHV);

* 5,000 options exercisable at $27.28 each and expiring on 11 April 2006 (MBL0011);

* 18,163 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);

* 2,982 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);

* 13,171 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);

* 3,770 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124); and

* 1,100 options exercisable at $30.51 each and expiring on 1 October 2007 (MBL0131).

The number of options on issue at 20 December 2002 was 25,050,294, all exercisable into one share per option.

A completed Appendix 3B is attached which relates to ordinary shares issued from 29 November 2002 to 20 December 2002.

D Leong
COMPANY SECRETARY

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Issued Ordinary Capital & Options Update/Appendix 3B

Document date: Fri 20 Dec 2002 **Published:** Mon 23 Dec 2002 11:13:32
Document No: 284181 **Document part:** B
Market Flag: N
Classification: Issued Capital - Other , Appendix 3B

MACQUARIE BANK LIMITED 2002-12-20 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Macquarie Bank Limited

ACN or ARBN
46 008 583 542

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Fully Paid Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	1,271,633
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities — Yes

   If the additional securities do not rank equally, please state:
   * the date from which they do
   * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
   * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — 7,500 at $14.29 each
   30,366 at $18.51 each
   1,233,101 at $22.86 each
   666 at $23.94 each

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — N/A - 38,532 shares were issued on exercise of employee options and 1,233,101 shares were issued under the Macquarie Bank Dividend Reinvestment Plan.

7. Dates of entering securities into uncertified holdings or despatch of certificates — Within a few days of paying up or exercise.

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
204,093,225	Fully paid ordinary shares
1,500,000	Converting Preference Shares(MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
25,050,294	Options over ordinary shares at various exrcise prices

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — Shares rank pari passu with all exisiting fully paid ordinary shares.

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities (now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

X Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by *this form*. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

D Leong
COMPANY SECRETARY
20/12/2002

A copy of the full announcement, which includes Attachment A, is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

2002 ASF 1644



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	44 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	6 December 2002 but 20 November 2002 re Macquarie Airports (MAP)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	20 December 2002
No. of securities held prior to change	50,000 stapled securities in Macquarie Airports
Class	Ordinary
Number acquired	25,000 stapled securities in Macquarie Airports
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	All acquisitions were at $1.00 per stapled security.
No. of securities held after change	75,000 stapled securities in Macquarie Airports
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition.

O:\C AO\CO\SHBORLAND\ASX\ALLPASS\jga20122002.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

23 December 2002

2002 ASX 10 5

23/12 02 MON 11:07 FAX 61 2 82374330 COMPANY SECRETARIAL → COMPANY ANNOUNCE 001

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

23 December 2002

Company Announcements Office
Australian Stock Exchange Limited



MACQUARIE
BANK


BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission, and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 20 December 2002, was 0.0433%.

Yours faithfully,

Dennis Leong
Company Secretary

2002 ASE 166


AUSTRALIAN STOCK EXCHANGE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MACQUARIE BANK LIMITED
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	H K McCann
Date of last notice	6 December 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2002
No. of securities held prior to change	5,214 MBL shares
Class	Ordinary
Number acquired	81
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.86 per share
No. of securities held after change	5,295 (of which 4,052 were acquired through the Macquarie Bank Non-Executive Director Share Acquisition Plan)

G:\CAD\COS\ASXMBL\ANDV\ASX\MCCA\...

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

24 December 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

Macquarie Bank Limited

VOLUME IV

Releases to the Australian Securities & Investments Commission made in 2002

2002 ASIC 1

ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

03 JUL 14 PM 7:21

DocImage

Request Number 4929394.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
017117141	3	27/05/02

Requested on 22/05/03 at 17:47.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 4.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION



Australian Securities & Investments Commission

form **A104**

Supplementary pages to imaged document

The attachment to this cover sheet forms part of a document lodged and imaged

Original document details

corporation name: MACQUARIE BANK LIMITED
A.C.N. or A.R.B.N.: 008 583 542
A.S.C. document number: 01546895
document title: NOTIFICATION OF CERTAIN MATTERS
date lodged (d/m/y): 6/5/02

Supplementary pages details

reason for attachment

PAGES SEPARATED AT SCANNING.

describe attachment

CORRESPONDENCE

Authorising officer

officer's name(print): LYNETTE TAYLOR
officer's title:



SFE CORPORATION LIMITED
ABN 74 000 299 392

www.sfe.com.au

30 Grosvenor Street
Sydney NSW 2000 Australia
Telephone 61 2 9256 0555
Facsimile 61 2 9256 0666

PO Box N680
Grosvenor Place
NSW 1220 Australia

17 April 2002

Camille Blackburn
Compliance Lawyer
Macquarie Bank Limited
Level 5
1 Martin Place
SYDNEY NSW 2000

Dear Ms Blackburn

At its meeting held on 10 April 2002, the Market Practices Committee (the Committee) considered a matter concerning Macquarie Bank Limited (MBL) under the 'hearing procedures' outlined in General By-Laws G.11.18 to G.11.26. The Committee considered the written submission received from MBL on 30 January 2002 and also the verbal submissions presented by yourself and Mr Wilcox.

The Committee was of the opinion that actions of Mr Wilcox displayed an intent to utilise separate workstations with express intent to cross. Further, that on the basis that the orders were received from the same client, albeit for separate accounts, that there was motive for a cross trade to be effected. The Committee did not believe that Messrs Wilcox, Prosser and Beattie had "no idea" that each had opposing orders. This was partly due to the fact that opposing orders were released, on two (2) occasions within one (1) second of each other, and on one occasion, simultaneously.

The Committee also stated that it was highly unlikely that 28 December 2001 was a very busy day, and that this was evidenced by the fact that MBL was able to cross trades between the bid/offer spread.

Accordingly the Committee resolved that MBL failed to comply with the following:

(i) Trading Rule TR.17(c)(vii)
(Crossing via two (2) separate workstations with the express intent to cross)

The Committee was of the opinion that such actions warranted the imposition of disciplinary action, and thus in accordance with General By-Law G.11.36(b), the Committee imposed a fine of $3,300 (inclusive of 10% GST) upon MBL for its failure to comply with the above.

The hearing procedures set out in General By-Law G.11.19 have been followed by the Committee, therefore the above findings are deemed to be made and the penalty imposed. In accordance with General By-Law G.11.60 , the fine is due to be paid in full (ie. $3,300 inclusive of 10% GST) within ten (10) business days (ie. 3 May 2002). Alternatively, pursuant to General By-Law G.11.66, you may elect to appeal the above findings to the Business Conduct Committee (BCC) Should MBL elect to do so, please advise the undersigned in writing by 3 May 2002. Your early advice as to whether MBL wishes to lodge an appeal would be appreciated.

The Committee also made findings and imposed penalties upon Messrs Wilcox, Prosser and Beattie, and copies of the letters issued to them are attached.

Should you have any queries in relation to this matter, please do not hesitate to contact me on 9256 0413.

Yours sincerely

PETER O'NEILL
SURVEILLANCE OFFICER

cc – Bill Marynissen – Executive Director - MBL

2002 ASIC 2



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929392.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018262581	2	17/06/02

Requested on 22/05/03 at 17:46.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

agent no 17290
agent MACQUARIE BANK LIMITED
address

phone
DX 10287
fax
citySYDNEY STOCK EXCHANG

Ass
Cash
Proc
Req-A
IPC

15 AUG 2002

Australian Securities and Investments Commission

form 708 7036

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 10836

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

IPC
17 JUN 2002

name MACQUARIE BANK LIMITED
ACN or ARBN 008 583 542
principal place at which business is being carried on
address NO 1 MARTIN PLACE
SYDNEY, NSW, 2000

Details of representatives

[ ] commenced to hold proper authority
[ ] ceased to hold proper authority
[X] re-issue of proper authority due to ~~a licence variation~~ address change.

reps name LAKOS, MARTIN
address 53 PYMBLE AVENUE
PYMBLE, NSW, 2073

date of birth 13/11/1958 place of birth SYDNEY, NSW
date commenced 18/11/1996
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[X] yes [ ] no if no, state full address below

address

Details of representatives (continued)

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name HAWKINS, JOANNE MARJORIE capacity SECRETARY

sign here date 13/06/2002

OFFER INFORMATION SHEET

Lodging Party Name	Mallesons Stephen Jaques
office,level,building,PO box	Level 60
street number and name	1 Farrer Place
locality	SYDNEY NSW 2000
Country	(__________)
telephone	(02) 9296 2247
Facsimile	(___) ________
eMail	__________
DX number	__________

OFFERlist Entry

Trace: 000058685
Form code: 764B
Sub form :764BA

Australian Securities and Investments

form 764

Corporations Act
Section 718

Disclosure Document

THIS OFFER INFORMATION SHEET MUST BE LODGED WITH THE DISCLOSURE DOCUMENT

Issuer/Responsible Entity/Fund Manager

Name MACQUARIE BANK

ACN 008 583 542

Type
- ◉ prospectus
- ○ short form prospectus
- ○ profile statement
- ○ offer information statement
- ○ product disclosure

Exposure Period(S.727(3))

Is the document subject to an exposure period? ◉Yes ○

Managed Investment Schemes

Is the offer made by a Managed Investment ○Yes ◉

If Yes, provide ARSN and name of each registered scheme

OFFERlist Data

Name of offer Employee Share Option Plan

Types of offer
- ☐ initial offer
- ☐ secondary

Types of securities
- ☐ debentures
- ☐ notes
- ☐ options
- ☐ shares
- ☐ stapled securities
- ☐ units
- ☐ warrants
- ☐ managed investment product
- ☐ other prescribed product
- ☐ other:

Minimum amount of offer ○ $________ ○ Not specified

Maximum amount of offer ○ $________ ○ Not specified

Where will the offer document be available?

Level 15
No. 1 Martin Place, SYDNEY NSW 2000
Phone 1800 808 001
Fax (02) 8232 7780

If document will be available on the Internet, what will be the URL?

____

Phone available after exposure period

___ ________

Fax available after exposure period

___ ________

During the exposure period (if any), where will the offer document be available?

Level 15
No. 1 Martin Place, SYDNEY NSW 2000
Phone 1800 808 001
Fax (02) 8232 7780

If document will be available on the Internet during the exposure period (if any), what will be the

____

Phone available during exposure period

___ ________

Fax available during exposure period

___ ________

Signature

Name ASC2BPR

Capacity

Date _____ / _____ / _______

MALLESONS STEPHEN JAQUES

1 July 2002

The Manager
Equities Section
Australian Securities & Investments Commission
Level 18
No. 1 Martin Place
SYDNEY NSW 2000

Dear Sir

Macquarie Bank - Employee Share Option Plan Prospectus

1 Background

We act for Macquarie Bank Limited which is rolling over its annual Employee Share Option Plan prospectus for offers of options under its Employee Share Option Plan.

2 Enclosure

We enclose by way of lodgment under section 718 of the Corporations Act, the Employee Share Option Plan prospectus ("**ESOP Prospectus**"). The prospectus has been prepared under section 713 of the Corporations Act (relating to options over a class of quoted securities).

3 Lodgment Fee

We enclose a cheque for A$1,800 being the prescribed fee for lodgment of the ESOP Prospectus.

Yours sincerely

Janine Smith
Solicitor
Direct line +61 2 9296 2247
Email janine.smith@mallesons.com

Brian Murphy
Partner
Direct line +61 2 9296 2262
Email brian.murphy@mallesons.com

EMPLOYEE SHARE OPTION PLAN

PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN
JULY 2002


MACQUARIE
BANK

Dennis Leong
Company Secretary
1 July 2002

This Prospectus is dated 1 July 2002. A copy of this Prospectus was lodged with ASIC on 1 July 2002.

Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

The exposure period commences on the date of this Prospectus and will be for 7 days although it may be extended by ASIC for up to 14 days. MBL is prohibited from processing applications during the exposure period. Applications received during the exposure period will not be processed until after the expiry of this period.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary of Terms.

TABLE OF CONTENTS

HOW TO APPLY FOR OPTIONS	1
1. OVERVIEW	2
2. THE OFFER AND THE OPTION PLAN	4
3. DEFERRED EMPLOYEE SHARE OPTION PLAN	18
4. TAXATION CONSIDERATIONS	24
5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT	32
6. DESCRIPTION OF MACQUARIE BANK LIMITED	37
7. ADDITIONAL INFORMATION	42
APPENDIX: SAMPLE DEED OF GRANT	45
GLOSSARY	48
OPTION APPLICATION INSTRUCTIONS	52
MACQUARIE BANK LIMITED DIRECTORY	53

HOW TO APPLY FOR OPTIONS

Eligible Executives wishing to participate in the Offer should:

- sign the personalised appointment of Power of Attorney that comprises part of the personalised Application Form accompanying this Prospectus; and
- deliver their completed Power of Attorney to Joanne Hawkins, Assistant Company Secretary, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 5.15 pm Sydney time on the closing date specified in the Application Form.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Joanne Hawkins with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS WILL NOT BE ACCEPTED

IMPORTANT NOTICE

This Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Prospectus.

After reading this Prospectus, an Eligible Executive may call Joanne Hawkins on (02) 8232 3506 or Helen Borland on (02) 8232 3202 with questions about the procedures relating to the Offer or the Option Plan. If there are any other queries, Eligible Executives should seek advice from their financial adviser.

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN PROSPECTUS
JULY 2002

1. OVERVIEW

This Prospectus sets out the terms and conditions of the 2002/2003 Offers under the Macquarie Bank Employee Share Option Plan. It is to be read subject to the formal Rules which govern the Option Plan, a copy of which is available on MacNet or upon request and which are summarised in this Prospectus.

The Option Plan is an incentive scheme for senior employees of the MBL Group. Currently, participation in the Option Plan is limited to Associate Directors, Division Directors and Executive Directors of, or consultants to, the MBL Group, (together referred to as "Executives" in this Prospectus). The objective is to enhance their performances by providing them with equity interests in the Bank and, hence, further aligning their interests with those of the MBL Group and its shareholders.

Participation in the Option Plan is open only to Eligible Executives and is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated). Eligible Executives have been offered the number of Options and the Options are exercIseable at the price, set out in the personalised Application Form. No consideration is payable for the grant of Options.

The Options carry no voting or dividend rights but they allow the holder of the Options to participate in any growth in the Bank's ordinary share price and future bonus and cash issues by exercising the Options in the future at the price set now.

For Options granted on promotion or as part of annual remuneration reviews in 2002, each allocation of Options will vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2004;

(b) as to another one third of the Options, on 1 July 2005; and

(c) as to the remaining one third of the Options, on 1 July 2006.

For Options granted to new MBL employees, Options vest progressively over four years as follows:

(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment with the MBL Group;

(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment with the MBL Group; and

(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment with the MBL Group.

Unexercised Options will lapse after the Expiry Date, normally five years from the date of grant. When an Eligible Executive leaves the employment of the MBL Group, unvested Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 below.

Each Option is exerciseable into one fully paid ordinary share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue. The Exercise Price for Eligible Executives granted Options pursuant to promotion or annual compensation review in 2002, will be the weighted average price of the Shares traded on ASX during the month of June 2002 (adjusted for cum-dividend trading and excluding certain special trades). For Eligible Executives being granted Options on commencing employment, the Exercise Price is generally the weighted average price of the Shares traded on ASX during the calendar month before the date the offer of employment was accepted.

Exercise of Options is subject to the Bank's staff trading rules. Further, Options granted to UK residents and to Executive Directors of the Bank are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 below. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 2.8 below.

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares resulting from the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of this Prospectus and other Bank restrictions, for example, staff trading rules.

Options may only be acquired in the name of the Eligible Executive or a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive and in all cases will be registered in the name of a nominee company, Lacuna. The Options may not be acquired in any other name. Eligible Executives who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

A description of the Option Plan is contained in the following pages. Please carefully read this Prospectus before proceeding to apply for Options.

2. THE OFFER AND THE OPTION PLAN

2.1 TIMETABLE

The Offer period applying to an Eligible Executive is set out on the personalised Application Form which accompanies this Prospectus. The completed Application Form must be received by 5.15 pm Sydney time on the date shown on the Application Form. Late applications will not be accepted.

2.2 THE OPTION PLAN

The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of employees of the MBL Group, including persons who provide services to the Group on a long term consultancy basis. The Plan is governed by the Rules, which are summarised in the following sections of this Prospectus. A full copy of the Rules is available on MacNet or upon request from Joanne Hawkins or Helen Borland.

Under the Rules, at any time, the total number of Shares which the Bank would have to issue if all Options which have not lapsed were exercised; may not exceed 20 per cent of the aggregate of:

— the number of Shares on issue at that time (whether fully paid or partly paid); and

— the total number of Shares (whether fully paid or partly paid) which the Bank would have to issue if all rights to require the Bank to issue Shares which the Bank has then granted (including, without limitation, all Options and assuming all those rights are then fully exerciseable or enforceable) were enforced or exercised to the greatest extent permitted.

The Board has also put in place a second limit on the number of Options that may be outstanding at any point in time. This is the same as the limit above but assuming that any exercised Options granted less than five years ago, where the Executive is still with the Group, are still unexercised.

This second Board imposed limit is subject to Board review and amendment over time.

2.3 GRANT OF OPTIONS

2.3.1 Participation in Option Plan

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MBL Group and the services provided to the MBL Group by the Executive;
(b) the Executive's record of employment with or service to the MBL Group;
(c) the Executive's potential contribution to the growth of the MBL Group; and
(d) any other matters which are indicative of the Executive's merit.

If this Offer is accepted, the Bank will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee, which will be registered in the name of Lacuna, on the Optionholder's behalf. On exercise by the Optionholder, Lacuna, as nominee, will initially be allotted Shares which will rank pari passu with all other Shares then on issue. These Shares are then transferred to the beneficial owner or otherwise dealt with by the beneficial owner, subject to the DESOP provisions described in Section 3 which place certain restrictions on the beneficial owner's ability to deal with these Shares.

2.3.2 Exercise Price

The Exercise Price applicable to an Eligible Executive is set out in his/her personalised Application Form.

The Exercise Price is determined by the Bank. Eligible Executives receiving invitations resulting from the Bank's annual promotion and compensation review process in 2002 will have an exercise price which is the weighted average price of Shares traded on ASX during the month of June 2002 (adjusted for cum-dividend trading and excluding certain special trades). For Eligible Executives being granted Options on commencing employment, the exercise price will normally be the weighted average price of Shares traded on ASX during the calendar month before the date of formal acceptance of the offer of employment. However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

2.3.3 Controlled Company/ Permitted Trustee

The Rules allow an Eligible Executive to nominate a Controlled Company, as defined in the Rules, as the beneficial owner of the Options allocated to the Eligible Executive. A Controlled Company is defined in the Rules to mean, in relation to an Executive, a body corporate in respect of which one or more of the following applies:

(a) the Executive holds more than one-half of the issued share capital;

(b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.

If an Eligible Executive wishes to nominate such a company, the Eligible Executive should notify Joanne Hawkins in writing as soon as possible with the name, ACN, place of incorporation and registered office address of the company so that revised Powers of Attorney can be sent to the Eligible Executive in time to reply by the closing date. The Deed of Grant will be required to be entered into by both the Eligible Executive and the Controlled Company and hence a Power of Attorney for each will be required.

The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, as the beneficial holder of the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an Option on trust for a Participant from time to time. The only entity currently approved as a Permitted Trustee is the "International Pension Plan", which is a pension plan available to certain employees on international assignment in the United Kingdom. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee as the beneficial holder of their Options.

Eligible Executives, who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

If an Eligible Executive accepts this Offer, the Eligible Executive will be required to execute an agreement between the Bank, Lacuna and the Eligible Executive. This agreement will provide that Lacuna will hold the Options as nominee for the Optionholder and that all benefits of ownership will be passed to the Optionholder.

Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options via a Controlled Company or a Permitted Trustee (see section 4.4 below).

No cash outlay will be required to be paid to the Bank other than payment of the Exercise Price on exercise of the Options, plus any Exercise Fee which may be payable in respect of the exercise of Options subject to United Kingdom National Insurance Contributions, (see section 2.7 below).

Any liabilities associated with holding Options are the responsibility of the Optionholder, particularly as regards the payment of any exercise amount, tax and duties.

Options will be granted shortly after the closing date of the Offer.

2.4 EXPIRY AND LAPSE OF OPTIONS

Options will expire on, and so may not be exercised after, the fifth anniversary of the date of grant ("Expiry Date").

2.4.1 Lapse of Options

Each Option lapses:

(a) on exercise of the Option;

(b) if the Option has not been previously exercised, on the Expiry Date;

(c) if the relevant Executive:

   (i) dies;

   (ii) ceases to be an employee of the MBL Group before the Option has vested (see below); or

   (iii) ceases to be an employee of the MBL Group after the Option has vested and the Option is not exercised within six months of ceasing to be an employee;

(d) if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Bank or any associated company of the Bank and the Executive Committee (in its absolute discretion) determines that the Option lapses;

(e) if the Bank commences to be wound up; or

(f) if the Optionholder was a Controlled Company of an Executive or a Permitted Trustee of an Executive when the Option was granted and, without the prior written consent of the Executive Committee, the Optionholder ceases to be a Controlled Company of the same Executive or a Permitted Trustee of the same Executive, as the case may be.

If the relevant Executive ceases to be an employee of the MBL Group after an Option has vested and before the Expiry Date, or the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit)

decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of retirement, ill-health, accident or redundancy).

2.4.2 Employment Events

Options granted under this Offer are issued subject to a condition that a proportion of those Options, held in respect of an Executive which have not yet vested will lapse if an Employment Event occurs in respect of that Executive. For the purpose of Options issued under this Offer, an Employment Event occurs if:

(a) the Executive changes from full-time work to part-time work including part-time consultancy arrangements; or

(b) takes leave without pay, apart from maternity leave, in excess of 3 months; or

(c) the Executive reduces his/her part-time hours of work.

If an Executive takes maternity leave for a period of 12 months, which is immediately followed by a period of approved unpaid leave of more than 3 months, an Employment Event will only occur in respect of that Executive when the period of unpaid leave exceeds 3 months. The number of Options which will lapse as a result of an Employment Event will be calculated immediately prior to the relevant vesting date of the Options, as set out below.

If an Employment Event occurs in respect of an Executive, the number of Options held in respect of that Executive which would be retained by the relevant Optionholder is:

(a) all vested Options at the time of the occurrence of the Employment Event; and
(b) the following proportion of each tranche of unvested Options (determined immediately prior to the relevant vesting date for that tranche):

Tranche 1 (ie those Options which vest on 1 July 2004 or the second anniversary of the date the Executive commenced employment with the MBL Group as the case may be)

$$\frac{\text{number of paid hours worked in 24 months preceding the vesting date}}{\text{2 x annual full time hours}} \times \text{first tranche}$$

Tranches 2 and 3 (ie those Options which vest on 1 July 2005 and 1 July 2006 respectively, or on the third and fourth anniversary of the date the Executive commenced employment with the MBL Group as the case may be)

$$\frac{\text{number of paid hours worked in 12 months preceding the vesting date}}{\text{annual full time hours}} \text{ x second or third tranche*}$$

* as appropriate

The remaining unvested Options held in respect of that Executive, which are not to be retained by the relevant Optionholder as determined above will lapse.

The relevant MBL Group Head may determine in their absolute discretion, that some or all Options which would otherwise lapse because of a prior Employment Event do not lapse, in their absolute discretion.

For the purposes of employment at MBL, full-time employment is recognised to comprise 37.5 hours per week. No Executive is entitled to be granted more Options if an Employment Event occurs such as the Executive changing from part-time employment or consultancy to full-time employment or the Executive, being a part-time employee or consultant, increases the number of hours he or she works per week.

For example:

An Executive who holds 3000 unvested Options that were issued under this Offer works full-time from 1 July 2002 to 30 June 2003, that is 37.5 hours per week. If that Executive then changes to part-time work ie 3 days per week from 1 July 2003 to 30 June 2004, that is 22.5 paid hours per week (37.5 x 3/5 = 22.5), then the Executive will *retain* the following number of the first tranche of his/her Options:

$$\frac{(52x37.5)+(52x22.5)}{2x(52x37.5)} = \frac{3120}{3900} \text{ x } \quad 1000 \text{ options} = 800 \text{ Options}$$

Therefore, 200 of the Executive's unvested options will *lapse*.

If the Executive continues part-time work for 3 days per week from 1 July 2004 to 30 June 2005, then the Executive will *retain* the following number of the second tranche of his/her Options:

$$\frac{(52x22.5)}{(52x37.5)} = \frac{1170}{1950} \text{ x } \quad 1000 \text{ options} = 600 \text{ options}$$

Therefore, 400 of the Executive's unvested options will *lapse.*

If the Executive reverts to full time work from 1 July 2005 to 30 June 2006, then the Executive will *retain* all of the third tranche of his/her Options, being 1,000 Options.

2.5 VESTING OF OPTIONS

The Options are subject to a vesting arrangement such that Options which have not vested at the date of ceasing employment with the MBL Group will, unless the Board or Executive Committee resolve otherwise, immediately lapse unexercised. The vesting arrangement applicable to the Options offered to an Eligible Executive is set out in his/her Application Form.

For Options granted on promotion or as part of annual remuneration reviews in 2002, each allocation of Options will vest progressively over four years as follows:
(a) as to one third of the Options, on 1 July 2004;
(b) as to another one third of the Options, on 1 July 2005; and
(c) as to the remaining one third of the Options, on 1 July 2006.

For Options granted to new MBL employees, Options vest progressively over four years as follows:
(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment with the MBL Group;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment with the MBL Group; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment with the MBL Group.

Once vested, each Option is exerciseable until the Expiry Date into one Share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue.

2.6 EXERCISE OF OPTIONS

Exercise of Options by Executives is subject to the Bank's staff trading rules at the time of exercise. Under the current staff trading rules, Options may only be exercised:
(a) from the ex-dividend date for the Bank's Shares in May/June until the end of August;
(b) from the ex-dividend date for the Bank's Shares in November/December until the end of February; and/or
(c) during the month immediately preceding the Expiry Date.

The Rules set out other periods during which Options may be exercised including where the Bank makes a rights or entitlements issue of securities to its ordinary shareholders (and the Options have vested), where there is a deemed "Change in Control" of the Bank and where a takeover offer is made for the Shares. Please refer to the Rules for further details.

Subject to the Rules (in particular as described in section 2.10 below) and the staff trading rules, once an Optionholder, (or if the Optionholder is a Controlled Company or a Permitted Trustee, the relevant Eligible Executive), leaves the employ of the MBL Group, any vested Options may be exercised during the next six months, (subject to the above staff trading rules) after which the Options will lapse unexercised.

At the time of exercising Options, Optionholders will need to consider whether they are in possession of information which may lead to any contravention of the insider trading laws in the Corporations Act. If in any doubt please seek professional legal advice.

To exercise an Option, an Optionholder must give a notice specifying that he or she wishes to exercise the Option to the Bank accompanied by:
(a) the relevant Option Certificate, if any; and
(b) payment of the full amount of the Exercise Price.

Exercise of an Option is only effective when the Bank receives full value for the full amount of the Exercise Price, which must be made by cheque, bank draft or other immediately available funds in favour of the Bank. The Bank does not currently require a minimum number of Options to be exercised but the Rules provide that the Executive Committee may, in the future, determine a minimum number. The exercise of an Option does not prevent the exercise of any other Option.

Not more than fifteen business days after the exercise of an Option becomes effective, the Bank must allot and issue the Shares the subject of the Option. These Shares will rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with all other Shares then on issue. The Bank must apply to ASX (and any other stock exchange on which the Shares of the Bank are then quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

Where at the same time an Optionholder is obliged under the Rules to make a payment to the Bank and the Bank is also obliged under the Rules to make a payment to the Optionholder, the Executive Committee may decide to set off the amount of those payments so that:
(a) payment of the lesser amount is fully satisfied; and
(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

Please also refer to Section 3 for information on restrictions on Shares resulting from the exercise of Options.

Dealing in Shares resulting from the exercise of Options is also subject to the Bank's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately two to four weeks duration following the announcements of the Bank's interim and final results and after the Bank's shareholder annual general meeting.

2.7 EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

In the United Kingdom ("UK"), National Insurance ("NI") contributions will be payable by the Bank at the time of exercise of Options issued to UK residents after 5 April 1999. Employers' NI contributions are currently levied at the rate of 11.8% and in respect of Options will (based on current legislation) be applied on the difference between the amount paid for the Option and the market value of the resulting share(s). Based on current legislation, UK NI contributions will be payable on exercise of Options even if the Grantee has subsequently ceased to be a resident of the UK.

The Executive Committee has resolved to apply the existing Group-wide policy of recovering the cost of such taxes and charges from the affected employees. As a result, Options issued to UK residents pursuant to this Prospectus will be subject to a special "Exercise Fee."

This Exercise Fee will be equivalent to the amount of any taxes or charges (including but not limited to employers' UK NI contributions) which are or may become payable as a result of the exercise of the Options. This amount will be in addition to the Exercise Price of the Options and will be payable at the time the Options are exercised.

UK Residents should also note that employees' NI contributions are also payable by the Grantee calculated at the rate of 7% per annum of income derived from UK services, but are subject to a maximum of £215 per month.

A specific Application Form must be completed by Optionholders who will be resident in the UK at the time that their Options are granted. This Application Form sets out details of the Exercise Fee.

2.8 U.S TRANSFER RESTRICTIONS

Neither the Options nor the Shares issuable upon exercise of the Options have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities

Act"), or any U.S. state or other securities laws. The Options and the Shares have not been approved, disapproved or recommended by any U.S. federal, state or other securities commission or regulatory authority.

The Options and the Shares issuable upon exercise of the Options constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. The Options or Shares may be offered, sold or otherwise transferred only (a) outside the United States in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), (c) to a person whom it reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act covering the shares, and in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

2.9 EXERCISE CONDITIONS ON EXECUTIVE DIRECTOR OPTIONS

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. In summary, vested Options granted to Executive Directors who are not members of Executive Committee at the time of grant, may be exercised if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Executive Directors who are members of the Executive Committee at the time of grant may exercise vested Options if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The condition will be examined quarterly from vesting until expiry of the Options. Options which have vested, but are not able to be exercised at a particular examination date, will be exerciseable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

2.10 MODIFICATION OF VESTING PERIOD, EXERCISE PERIOD AND EXERCISE CONDITIONS

Where an Executive ceases or gives notice that she/he intends to cease to be an employee of the MBL Group before any Options held vest, or the Executive's Application Form so provides, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

(a) that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;
(b) that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the Expiry Date); and
(c) that any exercise condition of the Option be waived.

2.11 DIVIDEND, VOTING, ADJUSTMENTS AND OTHER RIGHTS

Options carry no dividend or voting rights. The Rules also state that the Option Plan does not give an Executive any additional rights to compensation or damages as a result of the termination of employment or appointment.

2.11.1 Capitalisation of profits or reserves

Where prior to the Expiry Date of an Option, the Bank issues Shares by way of capitalisation of profits or reserves, subject to the clauses on Pro-Rata Bonus issues (see 2.11.6 below), the Board or the Executive Committee may in their absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

2.11.2 New issues

Where prior to the Expiry Date of an Option, the Bank gives holders of Shares the right (pro-rata with existing shareholdings) to subscribe for additional Shares and the Option is not exercised as contemplated below (see 2.11.3), the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with the formula below:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = new Exercise Price of the Option;

O = old Exercise price of the Option;

E = number of Shares into which one Option is exercisable;

P= the average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date;

S= subscription price for one Share under the rights or entitlements issue;

D= dividend due but not yet paid on Shares (except those Shares to be issued under the rights issue or entitlements issue);

N= number of Shares with rights or entitlements that must be held to receive a right to one new Share.

2.11.3 Rights/entitlements issues

Where an Option has vested and prior to the Expiry Date of an Option, the Bank makes an offer or invitation to holders of Shares for subscription for cash for shares, options or other securities of the Bank or any other entity, the Bank must give the Optionholder notice not less than ten business days before the book's closing date to determine entitlements to receive that offer or invitation. This is to enable the Optionholder to exercise the Option and receive the offer or invitation in respect of the Shares allotted on exercise of the Option.

2.11.4 Sub-division, consolidation or conversion

Where prior to the Expiry Date of an Option, the Bank subdivides or consolidates its shares, the Shares issued to the Optionholder on exercise of the Option are the number of securities of the value and with the rights that the Shares, which would otherwise have been issued on exercise of the Option, would have become as a result of that sub-division or consolidation.

2.11.5 Reconstruction, reduction or return of capital

Where prior to the Expiry Date of an Option, the Bank reconstructs, reduces or returns its issued capital or buys back Shares, the number or nominal value of the Shares to be issued on exercise of the Option are reconstructed in the same proportion as the issued capital of the Bank is reconstructed, reduced or returned (subject to the same provisions with respect to rounding of entitlements as applied in relation to the reconstruction, reduction or return of capital). In all other respects the terms for the exercise of the Option are unaltered.

2.11.6 Pro-rata bonus issues

Where prior to the Expiry Date of an Option, the Bank makes a pro-rata bonus issue to holders of Shares and the Option is not exercised before the book's closing date to

determine entitlements to that bonus issue, the number of Shares to be issued on exercise of the Option is the number of Shares, which would have been issued on exercise of the Option before that bonus issue, plus the number of bonus Shares which would have been issued to the Optionholder, if the Option had been exercised before that book's closing date.

2.11.7 Notice of adjustment

The Bank must give notice to Optionholders of any adjustment to the number or description of securities which are to be issued on exercise of an Option or to the Exercise Price (if the Bank is listed on ASX, in accordance with the applicable Listing Rules).

2.11.8 Listing Rules

If the Bank is listed on ASX, each amendment contemplated by the provisions described above is subject to its being consistent with the Listing Rules.

2.11.9 Cumulative adjustments

Each adjustment described in 2.11.1 to 2.11.6 above is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time of the adjustment.

2.11.10 Rounding

Before an Option is exercised, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options). On exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

2.12 AMENDMENT OF THE OPTION PLAN

Subject to the Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

(a) amend all or any of the Rules or all or any of the rights or obligations of the Optionholders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Eligible Executives employed in, resident in, or who are citizens of, a particular jurisdiction.

2.13 TRANSFER OF OPTIONS

Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable, except in the situations described immediately below or with the prior written consent of the Executive Committee.

If an Optionholder, or the Eligible Executive of an Optionholder, if the Optionholder is a Controlled Company or a Permitted Trustee, dies after an Option has vested and before the Expiry Date of the Option, with the written approval of the Executive Committee in its absolute discretion the Option may (but only at a time permitted by the approval and in accordance with any conditions specified in the approval) be exercised by:

- the legal personal representatives of the Optionholder and to the extent necessary for this to occur, the Option may be transferred to the legal personal representatives; or
- the Optionholder, if the Optionholder is a Controlled Company or a Permitted Trustee.

2.14 ADMINISTRATIVE ARRANGEMENTS

The Deed of Grant, whereby Options are granted, between an Eligible Executive, (the Eligible Executive's Controlled Company or Permitted Trustee, if applicable), the Bank and Lacuna may be executed by an Attorney for the Eligible Executive and, if applicable, the Controlled Company or the Permitted Trustee.

Eligible Executives wishing to be granted Options should complete the Power(s) of Attorney incorporated in the Application Form, which appoints Dennis Leong, Company Secretary, Amelia Cho, Assistant Company Secretary and Joanne Hawkins, Assistant Company Secretary as the attorneys to execute the Deed of Grant, and return to Joanne Hawkins by the date stated in the invitation.

A separate power of attorney is also incorporated into the Application Form which relates to the DESOP (see section 3.4 below).

A sample Deed of Grant is attached as the Appendix.

3. DEFERRED EMPLOYEE SHARE OPTION PLAN

3.1 INTRODUCTION

In May 2000, the Board approved amendments to the Option Plan Rules to introduce a six month Non-Disposal Period and other Restrictions relating to granting security over or disposing of the Shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These amendments are referred to as the Deferred Exercise Share Option Plan ("DESOP").

Shares resulting from the exercise of Options will be placed under the DESOP, unless Optionholders request the Bank waive the application of the DESOP arrangements to some or all of the Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any Associated Company then this request will be granted by the Bank.

The taxation implications of participating in the DESOP are set out in the "Taxation Considerations" section below.

3.2 HOW THE DESOP OPERATES

3.2.1 MBL Shares resulting from the exercise of Options

An Optionholder's Shares resulting from the exercise of Options are now automatically placed into the DESOP. The Option Exercise Form must be completed and signed by the Optionholder at the time the Optionholder elects to exercise their Options. At this time the Optionholder may also request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares issued on exercise of the Option. The Shares will be held outside the DESOP, provided this request is accepted by the Bank.

3.2.2 How the Shares are held in DESOP

The Shares which are held in the DESOP will be registered in the name of the Optionholder and cannot be held under any other name. The Shares are held subject to the terms of the DESOP. The Shares will be uncertificated. A DESOP Participant will be sent a holding statement shortly after the Shares are registered in their name.

3.2.3 Purpose and role of the DESOP

The Bank has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders. The Shares resulting from the exercise of the Options are placed into the DESOP and held in the Optionholder's name.

Shares held in the DESOP may qualify for a tax deferral until the earlier of ten years from the date of grant of the underlying Options or the date the relevant Eligible Executive resigns from the Bank or an Associated Company of the Bank. (See section 4, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP.

3.2.4 How the DESOP Is administered

The day to day administration of the DESOP is undertaken by the Plan Company, an independent company owned by White Iliffe Chartered Accountants. The Bank may replace the Plan Company and appoint a new entity to act as the Plan Company at any time by notice in writing to the Plan Company or otherwise as agreed between the Bank and the Plan Company.

3.3 MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of the Bank or an Associated Company, if earlier).

Where the Eligible Executive is the Optionholder and provided the Eligible Executive does not make the taxation election discussed in section 4, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options. Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the Eligible Executive ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where a Controlled Company is the Optionholder, participation in the DESOP will create no additional taxation consequences.

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for administration costs involved in operating the DESOP as these costs are borne by the Bank.

Some examples of situations in which an Executive may wish to request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares

1. Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 3.6) for the entire time the Shares are held in DESOP;
2. Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Bank;
3. Executives who are overseas residents;
4. Executives who hold their Options via a company structure and who pay tax on receipt of the Options;
5. Executives who are intending to resign within a short time frame from the Bank or an Associated Company of the Bank (once employees resign, they cannot remain in the DESOP); and
6. Executives who wish to sell the Shares on exercise of the Options.

3.4 HOW TO EXERCISE AND NOT PARTICIPATE

The Application Form for Eligible Executives to apply for Options also includes a DESOP Power of Attorney, which must be completed as part of the application for Options. The DESOP Power of Attorney will enable the Plan Company and its officers to acquire, dispose of, or to otherwise deal with, any Shares under the DESOP on behalf of the DESOP Participant. Shares issued as a result of the exercise of Options will automatically be placed under the DESOP.

Before an Optionholder exercises Options, the Optionholder must complete an Option Exercise Form. The Option Exercise Form will allow an Optionholder to request the Bank to waive the application of the Non-Disposal Period and Restrictions on all or a lesser nominated amount of Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of their obligations to the Bank or any Associated Company then this request will be granted by the Bank. Any remaining Shares not subject to a waiver will be held in the DESOP. A DESOP Participant must hold a minimum of 100 Shares under the DESOP. There is no maximum limit on the number of Shares the Optionholder may hold in the DESOP in relation to Shares resulting from the exercise.

3.5 ENTITLEMENTS RELATING TO SHARES HELD IN DESOP

Shares held in DESOP are fully paid ordinary Shares ranking equally with all other fully paid ordinary Shares of the Bank then on issue. DESOP Participants who hold Shares in DESOP will, (unless the Shares are forfeited):

— receive dividends in relation to the Shares under the DESOP. When the dividends are received, they become part of the DESOP Participant's income and will need to be declared in their taxation return. The Share Registry will send dividend statements directly to the DESOP Participant;

— qualify for rights, bonus and other issues of the Bank's Shares (if any); and

— have normal voting rights.

3.6 RESTRICTIONS ON DEALING WITH SHARES HELD UNDER DESOP

The Shares held under the DESOP will be subject to the Non-Disposal Period and the Restrictions as set out in the Rules and summarised below.

3.6.1 Non-Disposal Period

A DESOP Participant may not sell, transfer, or dispose of any Shares held under the DESOP for a period of six months from the date that the Shares are issued to the DESOP Participant on exercise of the Option, unless:

I. the Plan Company approves the DESOP Participant's request for withdrawal because of special circumstances (eg death, total and permanent disability or demonstrated hardship) of the relevant Executive;

II. the relevant Executive leaves the employ of the Bank or an Associated Company in the meantime. In this case, the Shares which are held by the relevant DESOP Participant will cease to be subject to the terms of the DESOP and will be held by the DESOP Participant outside the DESOP assuming the Shares are not liable to be forfeited; or

III. a special situation arises such as a takeover of the Bank, a voluntary winding up of the Bank, the Shares become subject to compulsory acquisition, or the Bank being subject to a reconstruction or an amalgamation with other companies, in which case the Executive may be able to withdraw from the DESOP.

3.6.2 Forfeiture

A DESOP Participant will forfeit any right or interest in any Shares or entitlements under the DESOP to the Plan Company if the relevant Executive is dismissed with cause or commits any act of theft, fraud or defalcation in relation to the affairs of the Bank or any Associated Company (whether or not the Executive is charged with any offence) or if the relevant

Executive does an act (or fails to do an act) which, in the opinion of the Bank, brings the Bank or any Associated Company into disrepute.

The Bank may determine that any forfeited Shares or their proceeds are to be transferred to another employee, used in another employee share plan of the Bank or used in the Macquarie Bank Superannuation Fund.

3.6.3 Security Interests

Security interests, including charges and mortgages, may only be granted in respect of Shares held by the DESOP Participant under the DESOP if the DESOP Participant receives the prior written consent of the Plan Company and is approved by the Bank. Such consent will only be provided where the Plan Company and the Bank are satisfied that the security interest would not interfere with their ability to enforce the restrictions and forfeiture provisions under the Rules. It is expected that financiers may have difficulty in accepting Shares held in the DESOP as security and DESOP Participants *should not assume that they will to be able to charge or mortgage their DESOP Shares.*

3.6.4 Enforcement of Restrictions

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the six month Non-Disposal Period, the other Restrictions on a DESOP Participant dealing with Shares or granting a security interest over Shares and the forfeiture provisions, and the DESOP Participant must agree to such arrangements.

3.7 WITHDRAWAL AND SALE OF SHARES

Following the expiry of the six month Non-Disposal Period, DESOP Participants wishing to sell Shares may do so only after the Shares are withdrawn from the DESOP. Shares may remain subject to the DESOP for a period of up to ten years from the date of grant of the Options. DESOP Participants who wish to withdraw Shares from the DESOP (whether to sell them or otherwise) must submit a Notice of Withdrawal of Shares which must be approved by the Plan Company.

Shares held by a DESOP Participant will also be withdrawn from the DESOP (providing those Shares have not been forfeited) on the earlier of:

I. the relevant Executive ceasing to be employed by the Bank or an Associated Company; and
II. ten years from the date of grant of the underlying Options.

If an Executive leaves the employ of the Bank or an Associated Company, then subject to the operation of the forfeiture provisions of the DESOP, the Plan Company will, on

receiving notification from the Bank of his/her ceasing employment, advise the Share Registry to lift any restrictions on the relevant DESOP Participant's Shares.

Trading in Shares will still be subject to the Bank's then applicable rules on staff trading. However, it is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about the Bank must not deal in Shares.

4. TAXATION CONSIDERATIONS

4.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and based on current Australian tax laws and practices. Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

Eligible Executives subject to tax in overseas jurisdictions should seek specific tax advice on their particular situations.

Relationship with other Equity Plans of the Bank
Participants in other employee equity plans should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the employee acquires shares or options in that year, but not to acquisition of shares pursuant to the exercise of options.

DESOP Conditions
Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Bank does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

4.2 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the Eligible Executive personally and the Tax Act section 139E election (see below) is not made, no tax is payable on grant of the Option.

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

i) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e the first day of the next staff trading period if the release occurs outside a staff trading period);

ii) when the Executive ceases employment with the Bank or an Associated Company (see section 4.5 below);

iii) ten years from the date of grant of the Options;

iv) where the Bank has waived the DESOP conditions the exercise of the Options will be the taxing point.

Note in relation to (i), the Commissioner may take the view that the cessation time is the time of release from DESOP conditions, not the first day of the next staff trading period.

If an Optionholder sells the Shares within 30 days of the Cessation Time, the Optionholder will be taxable as ordinary income (not capital gain) on an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an Optionholder holds the Shares beyond 30 days of the Cessation Time the Optionholder will be taxable on an amount equal to the market value of the Shares at the Cessation Time less the Exercise Price of the Options. This amount will be taxable as ordinary income (not capital gain) in the hands of the Optionholder. The market value is deemed to be the weighted average of the prices at which MBL Shares traded on ASX during the one week period up to and including the Cessation Day. For future capital gains tax ("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the Optionholder's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

4.3 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the Eligible Executive, the Tax Act section 139E election is available should the Eligible Executive wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Shares. Any further taxable amounts at that time are taxed as capital gains, not ordinary income. *Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options),* and enables the tax-concession under the Macquarie Bank Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.
An Eligible Executive has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election.

If an Eligible Executive makes the election, he/she must include a specified percentage of the Exercise Price as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are waived by the Bank. *Where the election has been made, the DESOP conditions do not have any tax effect; neither entry nor exit from the DESOP is a taxable event.*

The specified percentage to be included in the Optionholder's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage increases significantly. (In the extremely unlikely event that the Share price exceeds the Exercise Price by more than 37%, the gain itself is included in assessable income instead.)

If having made the election the Option expires unexercised, the Eligible Executive's tax return should be amended and the overpaid tax refunded (together with taxable interest).

50% CGT Concession

The 50% CGT concession will apply to a capital gain made on Shares which are sold more than 12 months after their acquisition date. There are currently two views as to the correct interpretation of the acquisition date provisions. The preferred view is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an Eligible Executive sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

The alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an Eligible Executive would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the Eligible Executive acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Bank does not warrant any particular treatment. Therefore, if you wish to adopt the alternative view you should discuss with your personal tax adviser the applicability of the alternative views above to your particular circumstances.

4.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined) of an Eligible Executive takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above

should be included as ordinary income in the Eligible Executive's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the Eligible Executive leaving the employment of the MBL Group. The capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Eligible Executive's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the Eligible Executive's assessable income but in this case, the tax paid by the Eligible Executive is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Bank. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

You should seek your own independent taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

4.5 IMPLICATIONS OF CESSATION OF MBL EMPLOYMENT

4.5.1 Optionholder is an Eligible Executive who has not made the section 139E election in respect of the year of grant of the Options

The Eligible Executive will be subject to income tax on cessation of employment with the MBL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

— If the vested Options are exercised on or before the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the date of exercise, the sales proceeds less the Exercise Price must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of exercise.

— If the vested Options are exercised on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the date of exercise, the Eligible Executive must include in his/her tax return for the year of exercise the "market value" of the Shares at the date of exercise less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the date of exercise of the Options. The "market value" is the weighted average Share price during the one week period up to and including the day of exercise. If there were no transactions during that period the latest offer price within that period is treated as the market value.

However, if the vested Options are exercised after the date of cessation of employment, the Eligible Executive must include in his/her tax return in the year of cessation of employment the greater of:

(i) the "market value" of MBL Shares on the date of cessation of employment less the Exercise Price of the Options; and

(ii) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MBL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.

DESOP Shares

If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the Eligible Executive's normal assessable income. CGT does not apply to the disposal unless the Exercise Price exceeds the net sales proceeds, in which case a capital loss will result.

— If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the Eligible Executive must include an income amount in his/her tax return for the year of cessation of employment being the "market value" of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.

— Should the Exercise Price exceed the market value, no amount will be required to be included in the Eligible Executive's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options

There are no tax implications if the Options lapse on the Eligible Executive leaving the Bank.

4.5.2 Eligible Executive has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Eligible Executive's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an Eligible Executive lapse unexercised, the tax paid on grant may be refunded (with taxable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the Eligible Executive's assessable income.

4.6 REFORM OF THE AUSTRALIAN INCOME TAXATION SYSTEM

In August 1998 the Federal Government established the Review of Business Taxation Committee for the purpose of considering reforms to several areas of Australian revenue law. On 21 September 1999 the report of the Committee (the "Ralph Report") was released publicly, together with an announcement of the first stage of reforms to be implemented by the Federal Government. On 11 November 1999, the Treasurer announced the second stage of the reforms.

A number of these tax reforms have already been legislated. Pursuant to Government announcements, some tax reform proposals are not going to be progressed. Other measures have been proposed but not yet enacted including a proposal to introduce a new "cessation time" to employee share plans. If enacted, this new cessation time will apply to employees who cease to be a tax resident in Australia and who have not made an election to be taxed in the year of the grant of the Options. This will result in the relevant employees having a tax liability based on the market value of the relevant shares on their departure from Australia. As the details of this and other reforms have not been finalised or enacted, it is not possible to accurately state the implications of these reforms.

5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

5.1 FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The value of the Options will fluctuate with the value of the Shares, which are quoted on ASX. As Options cannot be transferred, the mechanism by which holders may obtain benefits is through exercising the Options into Shares. However, Options need not be exercised so that unlike Shares, a loss may be avoided by not exercising if the market price of the Shares is below the Exercise Price. No amount is payable for the grant of the Options.

Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on the Bank's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Bank, Eligible Executives will be aware of the myriad of factors which affect the Bank's performance.

There are two main financial benefits that may arise from owning Shares:

— income in the form of dividends; and

— growth in the value (capital appreciation) of Shares.

There are also risks associated with Share ownership. The Bank is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves an element of risk. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Bank.

The price at which Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

— the profitability of the Bank;
— the profit outlook for the Bank;
— the dividend policy of the Bank;
— the level of franking of the Bank's dividends;
— the credit ratings and strength of the balance sheet of the Bank; and
— the performance and success of the Bank's staff, management and Board and its policies and strategies.

External Factors

— movements in the general level of share prices on local and international share markets;
— the success of marketing and other strategies adopted by the Bank, relative to its competitors' strategies;
— developments in the banking, investment banking, stockbroking and other industries generally;
— the economic outlook in Australia and internationally;
— changes in government fiscal, monetary and regulatory policies;
— turnover and volatility of financial markets in Australia and overseas; and
— changes in interest rates, inflation rates, exchange rates and commodity prices.

Please also refer below for discussion of the risks impacting on the Bank's performance.

Neither Macquarie Bank Limited nor any related body corporate of Macquarie Bank Limited nor any of its officers guarantees the value of the Options or Shares, that the Share price will be above an Optionholder's Exercise Price during exercise periods, the performance of Shares, the repayment of capital or the payment of a particular return on Shares.

5.2 RISKS TO THE BANK'S FINANCIAL PERFORMANCE

Risk Factors

Continued superior performance cannot be assumed. There are many risks in the markets in which the Bank operates. Performance can be influenced by a range of

factors, many of which are not within the Bank's control. In many parts of its business, the Bank constantly and deliberately assumes financial risk in a calculated and controlled way. Once a decision is made that a risk is acceptable, the Bank puts in place limits and an extensive range of procedures to monitor the risk.

The performance of all of the Bank's major businesses can be influenced by external market and regulatory conditions. If all or most of the Bank's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly.

Market Risk

Market risk arises from changes in market prices or volatility which may result in adverse revaluation of Macquarie's trading portfolios. Macquarie trades in foreign exchange, interest rates, commodities, bond and equities markets, including being an active price maker in derivatives in these markets. Changes in market prices, particularly rapid and unexpected changes, could cause losses. The Bank's policy is to manage this risk by imposing limits on the size of its exposure in each market.

The Bank depends on external parties for credit and trading limits to carry out its funding and trading operations and in the process manage its market risks. These parties rely, to some extent, on the credit ratings assigned to the Bank by ratings agencies. Any downgrading of the Bank's rating could increase costs and restrict availability of credit and funding limits.

Credit Risk

Like any bank, the MBL Group assumes credit risk in its banking and securities businesses. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the period of the underlying contract. Credit losses can, and have, resulted in significant losses and sometimes financial failure in other financial institutions. The MBL Group puts great emphasis on credit management. While some credit losses have been incurred from time to time, these have not been material in relation to the Group's overall profitability or its capital base.

Most of the Bank's credit exposures arise from lending and trading contracts with Australian counterparties and counterparties based in OECD countries. In addition, however, there are exposures to counterparties in some non-OECD countries in Asia Pacific, Africa and Latin America. Where appropriate, the country risk is covered by political risk insurance.

Underwriting risk
Equity and debt underwriting risk is also assumed by the MBL Group in the normal course of business. The MBL Group's general approach is to substantially sub-underwrite these risks but underwritten positions are assumed and can expose the MBL Group to losses.

Liquidity risk
Liquidity risk arises from the Bank's requirement to fund its banking and trading operations on a daily basis. Any failure to meet this requirement may result in increased costs, inability to maintain market positions and review of the Bank's credit rating. The Bank adopts liquidity policies to manage this risk.

Operational risk
Operational risk arises from the manner in which the Bank conducts its business. The Bank faces operational risks which could lead to reputation damage, financial loss or regulatory risk in the event of an operational failure. Policies have been adopted to manage this risk. There remains a risk that the policy framework may prove inadequate or of failure to comply which may result in loss.

Macquarie's tax risk
In the ordinary course of its activities the MBL Group is exposed to risks arising from the manner in which the Australian and international tax regimes may be regarded by the relevant revenue and judicial authorities as applying to transactions entered into by the MBL Group. The MBL Group has in place controls and procedures to mitigate these risks but any changes in interpretation, application and administration of the law by the courts and the revenue authorities may result in significantly increased tax liabilities.

Legal risk
The MBL Group in the ordinary course of its business enters into transactions and provides advisory services which involve legal risk.

Legal risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, fraud, negligence, misleading

conduct or the inappropriate documentation of contractual relationships. The size and frequency of transactions entered into or in respect of which advice is provided are such that, should these risks result in losses to the MBL Group, the losses could have a material impact. The Bank has controls and procedures which seek to manage these risks.

Developments in banking and investment banking industry

MBL operates in the highly competitive financial services industry in Australia and overseas. Developments and competition in the industry place pressure on margins which may impact on profitability.

Economic outlook

The performance and earnings of MBL are impacted by changes in economic conditions, activity and sentiment in Australia and overseas including interest rates, foreign exchange rates and equity markets.

Regulation and legislation

MBL may be subject to changes in government regulatory policies or changes in legislation in Australia and other countries where MBL operates. Areas of regulation which impact on MBL include taxation and regulation relating to prudential supervision.

6. DESCRIPTION OF MACQUARIE BANK LIMITED

6.1 ISSUED ORDINARY SHARE CAPITAL

At 31 May 2002, the Bank's issued ordinary share capital was as follows:

	Number
Ordinary Shares	**198,499,828**

As at 31 May 2002, the Bank had on issue 21,309,462 Options over unissued Shares. All Options were exerciseable into one Share per Option and were issued (with various exercise prices) pursuant to the Option Plan.

Changes to the Bank's issued capital and Options are normally reported monthly to ASX. If all Options over unissued Shares had been exercised as at 31 May 2002, the Shares issued on exercise would have represented approximately 9.69% per cent of the then issued capital of the Bank.

Invitations for the grant of approximately *7.25 million* Options are being made initially pursuant to this Prospectus. Further invitations may also be made during the coming 12 months.

6.2 FINANCIAL INFORMATION

The Bank's consolidated financial statements for the year to 31 March 2002 and comment on performance and outlook are contained in the Bank's 2002 Annual Report. Further financial information concerning the Bank is generally available as described in Section 7.1.

The Bank's annual Basic Earnings Per Share (Basic EPS), for the last five years have been:

Year to 31 March	1998	1999	2000	2001	2002
Basic EPS	88.1	101.3	124.3	138.9	132.8

6.3 RIGHTS ATTACHING TO SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of the Bank.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Bank and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Bank. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by proxy or attorney has one vote on a show of hands and, on a poll, one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

It is the Bank's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of the Bank which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

In 2002, the Bank activated its Dividend Reinvestment Plan. Ordinary shareholders may elect to reinvest their dividends in new shares at a 2.5% discount to the prevailing market price.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Bank's annual report, (which this year comprises the 2002 Annual Review and 2002 Financial Report Booklets) which provides a review of the MBL Group's performance as a whole during the previous financial year. The 2002 Annual Review and Financial Report are available on Macnet.

Winding Up

In the event that the Bank were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer

Subject to the Constitution of the Bank, the Corporations Act , any other laws and the Listing Rules, Shares are transferable.

Variation of Rights

The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs

The Bank is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

Proportional Takeovers

The Constitution of the Bank provides that shareholder approval will be required in relation to proportional take-over schemes.

6.4 TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since July 2000.

MBL - Share Trading History Since July 2000

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2000				
July	26.57	24.83	25.10	5,771
August	29.40	24.92	27.00	8,719
September	28.99	26.38	28.08	7,021
October	28.90	26.90	27.95	5,549
November	30.00	26.80	27.78	9,286
December	28.90	27.25	28.80	7,453
2001				
January	29.31	27.95	28.80	7,117
February	29.40	27.76	29.00	3,760
March	29.26	26.10	27.63	6,092
April	29.93	27.76	29.84	3,963
May	32.78	29.70	32.60	9,266
June	36.80	32.33	36.80	11,478

MBL - Share Trading History Since July 2000

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
July	39.35	34.75	36.05	9,958
August	39.83	35.02	38.72	10,441
September	41.03	31.94	36.00	13,059
October	39.11	36.10	37.85	11,111
November	39.12	35.00	35.00	13,079
December	37.75	34.80	37.45	11,471
2002				
January	37.51	36.10	37.17	8,152
February	37.30	31.10	32.45	23,001
March	34.66	31.95	33.26	10,844
April	33.90	32.28	32.60	8,924
May	32.90	29.10	32.35	17,900
June (up until 21 June 2002)	32.13	29.10	30.05	10,773

[Source: Australian Stock Exchange Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 5 above.

6.5 DIVIDEND POLICY

A review of the Bank's distribution policy was undertaken in 2000, taking into account recent changes in the local investment environment. As part of a capital management programme and in an effort to maximise shareholder value and give the Bank's investors more flexibility in their strategies relating to the Bank's Shares, the Bank revised its distribution policy such that future cash ordinary dividends will be maintained at current levels of 93 cents per share, until such time as the dividends can be fully franked. Thereafter, consideration will be given to increasing ordinary dividends as the Bank's franking capacity increases.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and the financial and taxation positions of the Bank.

The distributions made by the Bank to holders of Shares over the last five years have been as follows:

Period	Cash dividend (cents) per Share	Franking (per cent)
1997/98 Interim	21	100
1997/98 Final	30	100
1998/99 Interim	30	100
1998/99 Final	38	100
1999/00 Interim	34	65
1999/00 Final	52	65
2000/01 Interim	41	70
2000/01 Final	52	70
2001/02 Interim	41	70
2001/02 Final	52	70

7. ADDITIONAL INFORMATION

7.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Bank. Eligible Executives and their advisers should therefore also have regard to that publicly available information in relation to the Bank before making a decision whether or not to accept the Offer of Options under this Prospectus.

The Bank is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and semi-annual reports. The most recent report is the 2002 Annual Report relating to the year to 31 March 2002. That report is available to each Eligible Executive on Macnet. For those without access to MacNet, copies of those documents are available by calling (02) 8232 4750.

The Bank is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Bank has an obligation under the Listing Rules (subject to certain exceptions), to notify ASX immediately of any information of which it is or becomes aware concerning the Bank, which a reasonable person would expect to have a material effect on the price or value of Shares. That information is available on the public file at ASX. A copy of any of these documents lodged by MBL with ASX since the date of the 2002 Annual Report may be obtained free of charge by calling (02) 8232 4750.

If Eligible Executives wish to obtain further information on the Bank they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

In addition, copies of documents lodged in relation to the Bank may be obtained from or inspected at any office of ASIC.

None of the information referred to in Section 7.1 above is incorporated by reference in this Prospectus or is issued with this Prospectus.

7.2 ADMISSION TO OFFICIAL LIST OF ASX

The Bank was admitted to the Official List of ASX in 1993 for the purpose of obtaining Official Quotation of Macquarie Bank Capital Notes. Official Quotation of 500,000 Macquarie Bank Capital Notes commenced in April 1993. Official Quotation of 40,000,000 QanMacs commenced in September 1995. The Bank's category of admission to the Official List was changed to the general admission category, to allow for the quotation of Shares from 29 July 1996.

In addition, the Bank issued 1,500,000 Converting Preference Shares in August 1999 which are listed on ASX. The Bank and Macquarie Finance Limited also issued 4 million Macquarie Income Securities in the second half of 1999 which are also listed on ASX.

Several waivers from the Listing Rules have been granted to the Bank relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal waivers that have been granted can be summarised as follows:

- Certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted.
- Confirmation has been obtained that the provisions of the Listing Rules applying to directors of the Bank are applicable only to the Voting Directors of the Bank.

7.3 INTERESTS

The Bank has paid, or agreed to pay Mr John Allpass, a Voting Director of the Bank, $4,000 in connection with his work on the due diligence committee for this Prospectus.

7.4 DOCUMENTS AVAILABLE FOR INSPECTION OR COPIES

The following MBL documents are available for inspection during normal business hours at the principal office of MBL at Level 15, No 1 Martin Place Sydney NSW 2000, care of the Company Secretary:

- Constitution;
- Annual reports for the last five financial years of MBL;
- Rules of the Macquarie Bank Employee Share Option Plan; and
- MBL staff trading rules.

In addition, a copy of the 2002 Annual Report and any document lodged with ASX in respect of the Bank's continuous disclosure obligations, since the date of the 2002 Annual Report may be obtained free of charge from Kristen Findlay on (02) 8232 4750.

Each of the Voting Directors of the Bank has consented to the lodgement of this Prospectus with the Australian Securities & Investments Commission.

APPENDIX: SAMPLE DEED OF GRANT

THIS DEED is made on [Date]
BETWEEN:

(1) MACQUARIE BANK LIMITED (A.B.N.46 008 583 542) a company incorporated in the Australian Capital Territory with its registered office at Level 9, National Mutual Centre, 15 London Circuit, Canberra City (the "Bank");

(2) LACUNA NOMINEES PTY LIMITED (A.B.N. 20 008 600 360) a company incorporated in the Australian Capital Territory with its registered office at Level 9, National Mutual Centre, 15 London Circuit, Canberra City (the "Nominee"); and

(3) [NAME OF ELIGIBLE EXECUTIVE] (the "Employee").

RECITALS

A. The Bank has established an employee share Option plan. The Employee is entitled to participate in the Plan.

B. The Bank has invited the Employee to apply for Options under the Plan.

C. This deed sets out the terms on which the Employee takes up those Options and participates in the Plan.

THE PARTIES AGREE AND DECLARE AS FOLLOWS:

1. INTERPRETATION

1.1 Definitions

In this deed, unless the context otherwise requires:

"Application Form" means the personalised application form accompanying the offer of the Options to the Employee;

"Plan" means the Macquarie Bank Employee Share Option Plan; and

"Options" means the Options granted under clause 2.1.

1.2 General

In this deed, unless the context otherwise requires:

(a) a reference to a recital, clause, schedule or annexure is a reference to a recital, clause, schedule or annexure of or to this deed and references to this deed include any recital, clause, schedule or annexure;

(b) a reference to this deed or another instrument (including the Rules of the Plan) includes any variation or replacement of either of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns;

(f) while the Nominee is acting on behalf of the Employee, a reference to the Employee where applicable includes a reference to the Nominee and vice versa.

1.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this deed.

2. ISSUE

2.1 Options

The Employee applies to the Bank for, and the Bank grants the Employee, the number of Options set out in the Application Form on the terms provided for in the Plan and the Application Form.

2.2 Nominee

The Bank must register the Options in the name of the Nominee. The Nominee must hold the Options on behalf of the Employee.

2.3 Indemnity

The Employee indemnifies the Nominee against any liability incurred in respect of the Options. The Employee must pay the Nominee on demand a sum equal to that liability. This indemnity is a continuing obligation and it is not necessary for the Nominee to incur expense or make payment before demanding payment from the Employee.

2.4 Acknowledgment

The Bank and the Employee acknowledge to each other and to the Nominee that the Nominee holds the Options on behalf of the Employee on the terms provided for in the Plan and the Application Form and has no power or right to anything in relation to the Options unless it is in accordance with those terms.

3. MISCELLANEOUS

3.1 Terms of Issue

For the avoidance of doubt, the terms set out in this deed only apply to the issue of the Options referred to in clause 2.

3.2 Governing Law

This deed is governed by the law in force in the Australian Capital Territory.

EXECUTED as a deed

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for Macquarie)
Bank Limited in the presence of:

....
Witness ....
Name (printed):

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for Lacuna)
Nominees Pty Limited in the presence of:

....
Witness ....
Name (printed):

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for [EMPLOYEE])
in the presence of:

....

....
Witness
Name (printed):

GLOSSARY

2002 Annual Report	The 2002 annual report of MBL which comprises the 2002 Annual Review and the 2002 Financial Report booklets.
2002 Annual Review	The "2002 Annual Review" booklet of MBL containing a review of the Bank for the year to 31 March 2002 and Concise Report to Shareholders for that year.
2002 Financial Report	The "2002 Financial Report" booklet of MBL for the year to 31 March 2002
Application Form	The pre-printed personalised application form in respect of Options that includes a Power of Attorney to sign a Deed of Grant in respect of Options the subject of the Offer accompanying this Prospectus.
ASIC	Australian Securities and Investments Commission.
Associated Company	means: (a) any company that is a related body corporate of the Bank; or (b) any entity of which the Bank is the parent entity (within the meaning of the former section 294A of the Corporations Law); or (c) any other entity where the Bank or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan.
ASX	Australian Stock Exchange Limited.
Bank	Macquarie Bank Limited (ABN 46 008 583 542).
Board	The board of Voting Directors of the Bank.
Committee	Committee appointed by the Board for the purpose of managing and administering the Option Plan.
Constitution	The Constitution of the Bank

Controlled Company	In relation to an Executive, a body corporate in respect of which one or more of the following applies: (a) the Executive holds more than one-half of the issued share capital; (b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and (c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.
Corporations Act	Corporations Act 2001 (Cwlth)
Deed of Grant	A deed between MBL, Lacuna and an Eligible Executive (and where applicable, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive) specifying the grant of Options.
DESOP	The Rules of the Plan imposing a Six-Month Non-Disposal Period and other restrictions in relation to shares resulting from the exercise of Options referred to as the "Deferred Exercise Share Option Plan".
DESOP Participant	A holder of Shares under the DESOP resulting from the exercise of Options.
DESOP Power of Attorney	The DESOP power of attorney authorising the Plan Company and its officers to acquire, dispose of or to otherwise deal with Shares under the DESOP on behalf of the DESOP Participant.
Eligible Executive	An Executive who has been invited to participate in the Option Plan.
Employment Event	in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Optionholder as specified in section 2.4.2 of this Prospectus.
Executive	An Associate Director, Division Director or Executive Director of, or a consultant to, the MBL Group.
Executive Committee	The Bank's Executive Committee.
Exercise Price	The exercise price of an Option as specified on the Application Form.

Expiry Date	The expiry date of an Option as set out in the Application Form, normally the fifth anniversary of the date of grant of an Option.
Lacuna	Lacuna Nominees Pty Limited (ABN 20 008 600 360).
Listing Rules	The ASX Listing Rules.
Macquarie Bank Superannuation Fund	The Macquarie Bank Superannuation Fund is an employer-sponsored accumulation plan which allows for both employer and employee contributions.
MacNet	The Bank's staff information distribution computer network.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MBL Group	MBL and related bodies corporate.
MBL Group Head	The head of an operating group of Macquarie Bank Limited or the head of the Corporate Affairs Group of Macquarie Bank Limited.
Non-Disposal Period	In respect of a Share held by a DESOP Participant, the period of six months from the date on which those Shares are issued to the DESOP Participant or such other period as stated in the Application Form.
Offer(s)	The offer(s) to an Eligible Employee(s) of Options pursuant to this Prospectus.
Official Quotation	The granting of Official Quotation by ASX to securities issued by MBL, MBL having been admitted to the Official List of ASX.
Option Exercise Form	The form which must be submitted when the Optionholder intends to exercise their Options.
Option Plan	The Macquarie Bank Employee Share Option Plan approved by the Board in November 1995, as amended.
Option(s)	Option(s) over unissued Shares granted under the Option Plan.
Optionholder	An Executive or a Controlled Company of an Executive or a Permitted Trustee of an Executive, granted Options, which have not lapsed.

Permitted Trustee	An entity approved by the Committee to hold an Option on trust for a Participant from time to time.
Plan Company	The entity appointed by the Bank to act as the Plan Company under the Rules from time to time.
Power of Attorney	A power of attorney granted by an Eligible Executive or a Controlled Company of an Eligible Executive or a Permitted Trustee of an Eligible Executive to execute a Deed of Grant as set out in the Application Form.
QanMacs	Unsecured obligations of MBL known as QanMacs issued by MBL pursuant to an offering circular dated 28 August 1995.
Restrictions	The restrictions on dealing with Shares held under the DESOP as set out in clause 11 of the Rules (other than the Non-Disposal Period) and summarised in this Prospectus.
Rules	The rules of the Option Plan.
Share(s)	Fully paid ordinary share(s) in the capital of MBL.
Tax Act	The Income Tax Assessment Act 1936 (Cwlth).
Vesting Period	The period over which an Option vests as specified on the Application Form.

OPTION APPLICATION INSTRUCTIONS

Eligible Employees wishing to participate in the Offer should:

— Sign, date and arrange for another person to witness the attached Power of Attorney that forms part of the personalised Application Form; and

— Deliver their completed Power of Attorney to Joanne Hawkins, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 5.15 pm Sydney time on the date specified in the Application Form.

Each individual Application Form has been pre-printed with the Eligible Executive's full name, the number of Options being offered, the Exercise Price and Vesting Period of these Options and any applicable Exercise Conditions and includes the Power of Attorney to be completed.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Joanne Hawkins with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS WILL NOT BE ACCEPTED

MACQUARIE BANK LIMITED DIRECTORY

PRINCIPAL OFFICE:
Level 15
No. 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 9
National Mutual Centre
15 London Circuit
Canberra ACT 2600

VOTING DIRECTORS:
D S Clarke (Chairman)
A E Moss (Managing Director)
J G Allpass
L G Cox
M R G Johnson
B R Martin
H K McCann
H M Nugent

COMPANY SECRETARY:
D Leong

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002,

(hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be its true and lawful attorney or attorneys for it and on its behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), the Appointor hereby grants an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on the Appointor's behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, the Appointor's Tax File Number is disclosed to you for that purpose. The applicable Tax File Number is [ ].

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, (the Eligible Employee), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period:
   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and

   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
4. Exercise Conditions: None
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a prospectus dated 1 July 2002, a copy of which accompanied this application.

The Common Seal of
was hereunto affixed (or this document was otherwise EXECUTED by authority of the Directors and) in accordance with its Constitution:

---------------------------------- ----------------------------------

Signed by: Signed by:

Note: Please return this Application Form to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002, I (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, (a Controlled Company in relation to the Appointor), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period:
   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and

   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
4. Exercise Conditions: None
5. Options' Expiry Date: Five years from date of grant

to to be held by Lacuna Nominees Pty Limited as nominee pursuant to a prospectus dated 1 July 2002, a copy of which accompanied this application and has been read by me.

❒ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Note: Please return this Application Form to the Company Secretary

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

This Application Form should be returned to the Company Secretary by

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002,

(hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof. Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be its true and lawful attorney or attorneys for it and on its behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), the Appointor hereby grants an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on the Appointor's behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, the Appointor's Tax File Number is disclosed to you for that purpose. The applicable Tax File Number is [ ].

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, (the Eligible Employee), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period: i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.
4. Exercise Conditions: Refer Appendix
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

The Common Seal of
(ACN) was hereunto affixed (or this document was otherwise EXECUTED by authority of the Directors and) in accordance with its Constitution:

Signed by: Signed by:

Note: Please return this Application Form to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002, I (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, a Controlled Company in relation to the Appointor), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period: i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.
4. Exercise Conditions: Refer Appendix
5. Options' Expiry Date: Five years from date of grant

to to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, copies of which accompanied this form and have been read by me.

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the

Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

Note: Please return this Application Form to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

1. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows

   i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.

   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	Proportion of Options comprised in each Tranche that is permitted to be exercised:
at or above the 50th percentile	All

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

* * *

CONTROLLED COMPANY APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002,

(hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be its true and lawful attorney or attorneys for it and on its behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), the Appointor hereby grants an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on the Appointor's behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, the Appointor's Tax File Number is disclosed to you for that purpose. The applicable Tax File Number is [ ].

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, (the Eligible Employee), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period: i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.
4. Exercise Conditions: Refer Appendix
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

The Common Seal of
(ACN) was hereunto affixed (or this document was otherwise EXECUTED by authority of the Directors and) in accordance with its Constitution:

Signed by: Signed by:

Note: Please return this Application Form to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002, I (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, a Controlled Company in relation to the Appointor), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period: i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.
4. Exercise Conditions: Refer Appendix
5. Options' Expiry Date: Five years from date of grant

to to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, copies of which accompanied this form and have been read by me.

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the

Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

Note: Please return this Application Form to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

1. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows

   i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.

   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	**Proportion of Options comprised in each Tranche that is permitted to be exercised:**
at or above the 65th percentile	All

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

• • •

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

EXECUTIVE DIRECTOR APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2001,
I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period:
   (i) as to one third of the Options the subject of the invitation, the period from the date of grant until 30 June 2004;
   (ii) as to another one third of the Options, the period from the date of grant until 30 June 2005;
   (iii) as to the remaining one third of the Options, the period from the date of grant until 30 June 2006.
4. Exercise Conditions: Refer Annexure
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and have been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

This Application Form should be returned to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

A. PERFORMANCE HURDLE

1. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.

   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	**Proportion of Options comprised in each Tranche that is permitted to be exercised:**
at or above the 50th percentile	all

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

B. EXERCISE FEE

It is a condition of the grant of these Options that the Appointor agree to pay to Macquarie Bank Limited ("the Bank") at the time of exercise of the Options, an Exercise Fee equivalent to the amount of any taxes or charges (including but not limited to National Insurance Contributions) which are or may become payable as a result of the exercise of the Options.

Unless the Board or the Executive Committee of the Bank have specifically resolved to waive this condition, Options may only be exercised on payment to the Bank of the Exercise Amount plus any Exercise Fee.

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

EXECUTIVE DIRECTOR APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002,
I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period: The Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.
4. Exercise Conditions: Refer Annexure
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and have been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

____
(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

This Application Form should be returned to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

2. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.

   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	**Proportion of Options comprised in each Tranche that is permitted to be exercised:**
at or above the 50th percentile	all

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO JAMES CRAIG

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

EXECUTIVE DIRECTOR APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002,
I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period: The Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.
4. Exercise Conditions: Refer Annexure
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and have been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

____
(Signature of Appointor)

In the presence of:

____
(Signature of Witness)

____
____
____
(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

This Application Form should be returned to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

2. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   i) as to one third of the Options ("Tranche 1"), from the date of grant until 30 June 2004;
   ii) as to another one third of the Options ("Tranche 2"), from the date of grant until 30 June 2005;
   iii) as to the remaining one third of the Options ("Tranche 3"), from the date of grant until 30 June 2006.

   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	Proportion of Options comprised in each Tranche that is permitted to be exercised:
at or above the 65th percentile	all

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO JAMES CRAIG

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002,

(hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be its true and lawful attorney or attorneys for it and on its behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), the Appointor hereby grants an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on the Appointor's behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, the Appointor's Tax File Number is disclosed to you for that purpose. The applicable Tax File Number is [ ].

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, (the Eligible Employee), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period: (i) as to one third of the Options the subject of the invitation, the period from the date of grant until 30 June 2004; (ii) as to another one third of the Options, the period from the date of grant until 30 June 2005; (iii) as to the remaining one third of the Options, the period from the date of grant until 30 June 2006.
4. Exercise Conditions: None
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a prospectus dated 1 July 2002, a copy of which accompanied this application.

The Common Seal of
was hereunto affixed (or this document was otherwise EXECUTED by authority of the Directors and) in accordance with its Constitution:

Signed by: Signed by:

Note: Please return this Application Form to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002, I (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, (a Controlled Company in relation to the Appointor), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period: (i) as to one third of the Options the subject of the invitation, the period from the date of grant until 30 June 2004; (ii) as to another one third of the Options, the period from the date of grant until 30 June 2005; (iii) as to the remaining one third of the Options, the period from the date of grant until 30 June 2006.
4. Exercise Conditions: None
5. Options' Expiry Date: Five years from date of grant

to to be held by Lacuna Nominees Pty Limited as nominee pursuant to a prospectus dated 1 July 2002, a copy of which accompanied this application and has been read by me.

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Note: Please return this Application Form to the Company Secretary

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

This Application Form should be returned to the Company Secretary by ####.

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002,

I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period:
   (i) as to one third of the Options the subject of the invitation, the period from the date of grant until 30 June 2004;
   (ii) as to another one third of the Options, the period from the date of grant until 30 June 2005;
   (iii) as to the remaining one third of the Options, the period from the date of grant until 30 June 2006.
4. Exercise Conditions:
   Exercise Fee
   It is a condition of the grant of these Options that the Appointor agree to pay to Macquarie Bank Limited ("the Bank") at the time of exercise of the Options, an Exercise Fee equivalent to the amount of any taxes or charges (including but not limited to National Insurance Contributions) which are or may become payable as a result of the exercise of the Options.
   Unless the Board or the Executive Committee of the Bank have specifically resolved to waive this condition, Options may only be exercised on payment to the Bank of the Exercise Amount plus any Exercise Fee.
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, copies of which accompanied this form and have been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

This Application Form should be returned to the Company Secretary by

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.



MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002, I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period: (i) as to one third of the Options the subject of the invitation, the period from the date of grant until 30 June 2004;
   (ii) as to another one third of the Options, the period from the date of grant until 30 June 2005;
   (iii) as to the remaining one third of the Options, the period from the date of grant until 30 June 2006.
4. Exercise Conditions: NIL
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, copies of which accompanied this form and have been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

____
(Signature of Appointor)

In the presence of:

____
(Signature of Witness)

____
____
____
(Name and address of Witness)

This Application Form should be returned to the Company Secretary by

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002,
I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period:
   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and

   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
4. Exercise Conditions: Nil
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers severally. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorizes the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

This Application Form should be returned to the Company Secretary by xxx

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

MACQUARIE BANK

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.



MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002,
I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period:
   (a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;
   (b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and
   (c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group..
4. Exercise Conditions:
   Exercise Fee
   It is a condition of the grant of these Options that the Appointor agree to pay to Macquarie Bank Limited ("the Bank") at the time of exercise of the Options, an Exercise Fee equivalent to the amount of any taxes or charges (including but not limited to National Insurance Contributions) which are or may become payable as a result of the exercise of the Options.
   Unless the Board or the Executive Committee of the Bank have specifically resolved to waive this condition, Options may only be exercised on payment to the Bank of the Exercise Amount plus any Exercise Fee.
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

____
(Signature of Appointor)

In the presence of:

____
(Signature of Witness)

____
____
____
(Name and address of Witness)

This Application Form should be returned to the Company Secretary by

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002,

(hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be its true and lawful attorney or attorneys for it and on its behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), the Appointor hereby grants an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on the Appointor's behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, the Appointor's Tax File Number is disclosed to you for that purpose. The applicable Tax File Number is [ ].

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, (the Eligible Employee), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period:
   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;
   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and
   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
4. Exercise Conditions: Refer Appendix
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

The Common Seal of
(ACN) was hereunto affixed (or this document was otherwise EXECUTED by authority of the Directors and) in accordance with its Constitution:

Signed by:	Signed by:

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

Note: Please return this Application Form to the Company Secretary

CONTROLLED COMPANY APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on (INSERT DATE HERE) 2002, I (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof. Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, a Controlled Company in relation to the Appointor), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period: Refer Appendix
4. Exercise Conditions: Refer Appendix
5. Options' Expiry Date: Five years from date of grant

to to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, copies of which accompanied this form and have been read by me.

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

SIGNED, SEALED AND DELIVERED BY:

____
(Signature of Appointor)

In the presence of:

____
(Signature of Witness)

____
____
____
(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

Note: Please return this Application Form to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

1. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and

   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	**Proportion of Options comprised in each Tranche that is permitted to be exercised:**
at or above the 65th percentile	All

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

• • •

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

CONTROLLED COMPANY APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002,

(hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be its true and lawful attorney or attorneys for it and on its behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.
In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), the Appointor hereby grants an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on the Appointor's behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, the Appointor's Tax File Number is disclosed to you for that purpose. The applicable Tax File Number is [ ].

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, (the Eligible Employee), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period:
   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and
   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
4. Exercise Conditions: Refer Appendix
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

The Common Seal of
(ACN) was hereunto affixed (or this document was otherwise EXECUTED by authority of the Directors and) in accordance with its Constitution:

Signed by: Signed by:

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

Note: Please return this Application Form to the Company Secretary

CONTROLLED COMPANY APPLICATION FORM

(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on [INSERT DATE HERE] 2002, I (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SCHEDULE: A deed between the Appointor, a Controlled Company in relation to the Appointor), Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option:
3. Vesting Period: Refer Appendix
4. Exercise Conditions: Refer Appendix
5. Options' Expiry Date: Five years from date of grant

to to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, copies of which accompanied this form and have been read by me.

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

Note: Please return this Application Form to the Company Secretary

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

1. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and

   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	Proportion of Options comprised in each Tranche that is permitted to be exercised:
at or above the 50th percentile	All

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

* * *

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002,
I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period: Refer Annexure
4. Exercise Conditions: Refer Annexure
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

This Application Form should be returned to the Company Secretary by

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

A. **PERFORMANCE HURDLES**

1. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and

   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.

   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	**Proportion of Options comprised in each Tranche that is permitted to be exercised:**
at or above the 50th percentile	all

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO GRAEME BARCLAY

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

B. EXERCISE FEE

It is a condition of the grant of these Options that the Appointor agree to pay to Macquarie Bank Limited ("the Bank") at the time of exercise of the Options, an Exercise Fee equivalent to the amount of any taxes or charges (including but not limited to National Insurance Contributions) which are or may become payable as a result of the exercise of the Options.

Unless the Board or the Executive Committee of the Bank have specifically resolved to waive this condition, Options may only be exercised on payment to the Bank of the Exercise Amount plus any Exercise Fee.

* * *

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002,
I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period: Refer Annexure
4. Exercise Conditions: Refer Annexure
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

This Application Form should be returned to the Company Secretary by

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

1. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and

   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	**Proportion of Options comprised in each Tranche that is permitted to be exercised:**
at or above the 65th percentile	all

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO GRAEME BARCLAY

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

* * *

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPLICATION FORM
(INCORPORATING DEED OF APPOINTMENT OF POWER OF ATTORNEY)

BY THIS POWER OF ATTORNEY made on 2002,
I, (hereinafter called "the Appointor") HEREBY NOMINATE CONSTITUTE AND APPOINT for a period of three months from the date hereof, Dennis Leong and Joanne Hawkins, (hereinafter called "the Attorney(s)") jointly and each of them severally to be my true and lawful attorney or attorneys for me and on my behalf to enter into and to execute and deliver the documents, described in the Schedule hereto, with power to complete and fill up all blank spaces therein, and to make such alterations, deletions, amendments or additions thereto as may in the sole and absolute opinion of the Attorney(s) be desirable or necessary AND THE APPOINTOR HEREBY INDEMNIFIES the Attorney(s) in respect of any and all liabilities arising from anything lawfully done by any Attorney pursuant to this Power AND THE APPOINTOR HEREBY AGREES to ratify and confirm whatsoever the Attorney(s) or any of them shall lawfully do or cause to be done by virtue of the Power of Attorney, including anything which shall be lawfully done or caused to be done between the revocation of this Power of Attorney and the time of such revocation coming to the notice of the Attorney(s) or any of them: it being hereby stipulated that any person or corporation dealing with the Attorney(s) or any of them in good faith may accept a written statement by such Attorney(s) to the effect that they have no notice of revocation of this Power of Attorney as conclusive evidence of that fact.

SCHEDULE: A deed between the Appointor, Macquarie Bank Limited and Lacuna Nominees Pty. Limited, whereby Macquarie Bank Limited will grant the following Options:

1. The Number of Options:
2. Exercise Price per Option: $
3. Vesting Period: Refer Annexure
4. Exercise Conditions: Refer Annexure
5. Options' Expiry Date: Five years from date of grant

to the Appointor to be held by Lacuna Nominees Pty Limited as nominee for the Appointor pursuant to a Prospectus dated 1 July 2002, a copy of which accompanied this form and has been read by me.

In addition, following introduction in May 2000 of the Deferred Exercise Share Option provisions into the Rules of the Macquarie Bank Employee Share Option Plan ("MBESOP"), I hereby grant an irrevocable power of attorney to the entity acting as Plan Company from time to time ("Plan Company") and to each of its officers. This power of attorney is limited to Shares held subject to Restrictions under the MBESOP and authorises the Plan Company and each of its officers to dispose of or otherwise deal with any Shares and to execute documentation on my behalf for the acquisition or disposal of Shares for the purposes of the MBESOP in accordance with the Rules of the MBESOP, noting that all terms used in this Power of Attorney have the same meaning as in the above Prospectus and the MBESOP Rules.

To enable full particulars to be completed by you on my behalf as required, my Tax File Number is disclosed to you for that purpose. My Tax File Number is [ ].

☐ Please tick here to acknowledge that you have read and understood the privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

IN WITNESS WHEREOF this Power of Attorney has been duly executed as a deed on the day and in the year hereinbefore written.

SIGNED, SEALED AND DELIVERED BY:

(Signature of Appointor)

In the presence of:

(Signature of Witness)

(Name and address of Witness)

Your Privacy

Your personal information will be used by each entity included in the administration of, and registration of shares and options under, the MBESOP, including, without limitation, Macquarie Bank Limited, Lacuna Nominees Pty Ltd and the Plan Company to enrol you in the MBESOP and assist the management and administration of your participation in it. If you do not provide the information required in the application it might affect your participation in the MBESOP.

From 21 December 2001, you may have the right under the Privacy Act 1988 to request access to information about you held by an entity involved in the administration of the MBESOP.

This Application Form should be returned to the Company Secretary by

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

1. Subject to paragraph 5, the Vesting Periods in respect of the options referred to in the attached Application Form ("Options") granted under the Plan shall be as follows:

   (a) as to one third of the Options the period from the date of grant until the second anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group;

   (b) as to another one third of the Options, the period from the date of grant until the third anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group; and

   © as to the remaining one third of the Options the period from the date of grant until the fourth anniversary of the date of commencement of relevant employment with the Macquarie Bank Limited Group.
   Provided that where the foregoing Vesting Periods are modified under clause 2.8(a) of the Plan Rules, "Vesting Period" is a reference to the modified period.

2. A Tranche that has become vested pursuant to paragraph 1 may only be exercised in respect of the number of Options comprised in that Tranche that is permitted by the application of the formula set out in paragraph 3(ii).

3. (i) Subject to paragraph 9 and to clause 2.8(c) (Waiver of Exercise Condition) of the Plan Rules, the number of Options comprised in a Tranche permitted to be exercised at any time shall be determined by reference to the average annual Return on Ordinary Equity of the Bank calculated over the three most recent consecutive Financial Years of the Bank terminating on or before the Performance Date ("Bank's ROE"). The Bank's ROE will be compared as at the Performance Date with the average annual Return on Ordinary Equity calculated over the three most recent consecutive Financial Years terminating on or before the Performance Date of each of the companies from time to time comprised in the S&P/ASX 300 Industrials Index ("Comparators' ROE") for which relevant data is publicly available on the Performance Date.

   In each case the ROE shall be calculated on a consistent and standard basis by ASX (or by any other organisation as determined by the Board).

   (ii) The number of Options permitted to be exercised in respect of any Tranche will be calculated as follows:

Bank's ROE compared with the ranking of the Comparators' ROE is:	**Proportion of Options comprised in each Tranche that is permitted to be exercised:**
at or above the 50th percentile	all

MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

APPENDIX TO THE APPLICATION FORM FOR OPTIONS ISSUED TO GRAEME BARCLAY

VESTING PERIOD AND EXERCISE CONDITIONS FOR EXECUTIVE DIRECTORS

---

4. (i) Subject to paragraphs 4(ii) and (iii), for the purposes of paragraph 3(i) "Performance Date" in relation to a particular Tranche shall be the last day of the calendar quarter (ie 31 March, 30 June, 30 September or 31 December) which immediately precedes the day following the date of expiry of the Vesting Period applicable to that Tranche.

   (ii) If the application of the formula in paragraph 3(ii) results in the exercise not being permitted of any Options comprised in that Tranche by reference to the date referred to in paragraph 4(i), those Options shall remain vested and subsequent application(s) of the formula in paragraph 3(ii) shall be made on the last day of each calendar quarter (ie 31 March, 30 June, 30 September and 31 December), following the expiry of the Vesting Period until either all of the Options in that Tranche are permitted to be exercised or the expiration of the Option Period, whichever is the earlier. In each such case "Performance Date" shall mean the last day of the relevant calendar quarter.

   (iii) In circumstances where paragraph 5 is applicable, "Performance Date" shall mean the date of the Relevant Event.

5. If a Relevant Event occurs prior to the expiry of the Vesting Period applicable to a particular Tranche, the Vesting Period in respect of that Tranche shall be deemed to have expired on the day immediately prior to the date of the Relevant Event.

6. For the purposes of paragraph 5, "Relevant Event" means the granting of written approval by the Committee pursuant to clause 10.2 (Death) of the Plan Rules, the deciding by the Committee pursuant to clause 10.3 (Termination of Employment) of the Plan Rules that an Option does not lapse, the occurrence of a Change of Control, and the commencement of a Takeover Period. In the case of the last two of these Relevant Events, the periods during which the Options may be exercised, if at all, shall be as provided in the Plan Rules.

7. For the purposes of paragraph 3 above, "Financial Year" means the financial year adopted by the Bank or a company or other entity ("entity") comprised in the S&P/ASX 300 Industrials Index for the purpose of making up the profit and loss account and balance sheet of the Bank or company or entity pursuant to the Corporations Law or, where appropriate, equivalent legislation applicable to an entity.

8. Unless the context otherwise requires, the provisions of clause 1 (Interpretation) of the Plan Rules apply to this Exercise Condition.

9. If for any reason it is not possible to ascertain whether this Exercise Condition or any aspect thereof has been satisfied in respect of any Tranche, or if the Board, in its absolute discretion, determines that this Exercise Condition does not provide a fair measure of the relative actual performance of the Bank, the Board shall determine whether the Exercise Condition is deemed to have been satisfied having regard to the actual performance of the Bank.

10. The Board in its absolute and unfettered discretion may waive this Exercise Condition.

* * *

2002 ASIC 4



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

03 JUL 11 AM 7:21

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929389.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018223509	2	2/07/02

Requested on 22/05/03 at 17:45.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

ASIC registered agent number 17290

lodging party or agent name MACQUARIE BANK LTD

office, level, building name or PO Box no.

street number & name

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

207 page 1/1 15 July 2001

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 207

Corporations Act 2001
254X(1)

Notification of
share issue

company name MACQUARIE BANK LTD

A.C.N. 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 3 /06 /02 to 01 /07 / 02

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORDINARY	814,142	See Attachment	N/A

RECEIVED
2 JUL 2002
ASIC
SSC

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name JOANNE HAWKINS capacity SECRETARY

sign here [signature] date 2 /07 /02

Macquarie Bank Limited
ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 207 Allotment of Shares signed by me and dated 2 July 2002

Class of Share	Number Issued	Amount (if any) paid, or agreed to be considered as paid, per share	Amount unpaid (if any) per share
ORD	379,923	$11.17	$Nil
ORD	16,668	$11.95	$Nil
ORD	20,000	$13.17	$Nil
ORD	6,668	$13.20	$Nil
ORD	79,118	$14.29	$Nil
ORD	3,200	$14.32	$Nil
ORD	5,666	$14.36	$Nil
ORD	14,166	$14.48	$Nil
ORD	14,166	$14.55	$Nil
ORD	17,000	$14.89	$Nil
ORD	5,500	$17.07	$Nil
ORD	5,666	$17.11	$Nil
ORD	175,331	$18.51	$Nil
ORD	5,000	$18.89	$Nil
ORD	15,000	$19.07	$Nil
ORD	3,171	$20.28	$Nil
ORD	17,500	$20.29	$Nil
ORD	30,399	$23.94	$Nil

Total Shares Issued 814,142

Joanne Hawkins Secretary
2/07/02



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

2002 ASIC

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929388.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018223510	1	2/07/02

Requested on 22/05/03 at 17:44.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 2.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

207 page 1/1 15 July 2001

ASIC registered agent number
lodging party or agent name MACQUARIE BANK LIMITED
office, level, building name or PO Box no.
street number & name LEVEL 15, NO 1 MARTIN PLACE
suburb/city SYDNEY state/territory NSW postcode 2000
telephone (02) 82323785
facsimile (02) 82324330
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name MACQUARIE BANK LIMITED
A.C.N. 008 583 542

Details of the issue

date of issue (d/m/y) 2 / 7 / 02 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORDINARY	1,679,485	$29.60	N/A

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

RECEIVED
7 JUL 2002
ASIC
SSC

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name DENNIS LEONG capacity COMPANY SECRETARY

sign here [signature] date 2 / 7 / 02



2002 ASIC 5

ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

03 JUL 11 PM 7:21

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929387.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
00858354M	8	5/07/02

Requested on 22/05/03 at 17:43.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 9.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number 17290

lodging party or agent name Macquarie Bank Ltd

address

State Postcode

DX number and location

Telephone Facsimile

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.

hrs mins

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ Home Unit Company ☐ Superannuation Trustee Company ☐ Non-Profit Company

Australian Securities and Investments Commission — form **316**

Annual Return of a company

Corporations Act 2001
345, 346, 347, 348

Declaration and Signature

must be completed, signed and dated by a current director or secretary of the company

1. I declare that the information given on this Annual Return of 7 pages and any annexures is complete and correct at the date of signing.

2. *I declare that within the period of one month prior to lodgement of this return the directors of the company
Have
~~have not~~ *(strike out whichever is not applicable)*
resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

NOTE*: Declaration (2) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodging this return

print name DENNIS LEONG capacity SECRETARY

date 1 / 7 / 02 sign here

1 company name MACQUARIE BANK LIMITED

Australian Company No. 008 583 542

2 Annual Return year 2002

3 registered office address LEVEL 9 NATIONAL MUTUAL CENTRE
15 LONDON CIRCUIT
CANBERRA ACT 2600

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / If ASIC previously notified, date of notification (d/m/y) / /

Does the company occupy the premises specified as the address of the registered office? yes ☐ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 principal place of business 1 MARTIN PLACE
SYDNEY NSW 2000

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / If ASIC previously notified, date of notification (d/m/y) / /

MACQUARIE BANK L [illegible]

5 ultimate holding company

If registered in Australia show ACN or ARBN

If not registered in Australia show country of incorporation or formation

6 company officers

Carefully check all pre-printed details. If changes are necessary, draw a line through any incorrect details. Show the correct information in the space next to the incorrect details. The following information is required for all company officers. Each item must appear on a separate line. 1. Family name and all given names in full. (Initials are not acceptable) 2. Unit, floor, building name, street number and name. 3. Suburb/city, state and postcode. The address for company officers should be the usual	residential address unless otherwise provided under s205D. 4. If born in Australia - date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth. 5. Office held and date of appointment. For alternate directors, also include the director/s for whom they are alternate and the cessation date/s if known. The cessation date/s can be future date/s.	**Changes** If changing an officer's name or address, include the date the change occurred. If adding or ceasing an officer, show the date of appointment, cessation or resignation. If ASIC has already been notifed of the changes, include the date of notification.

ALLPASS, JOHN GEOFFREY
UNIT 41
30 O'CONNELL STREET
KANGAROO POINT QLD 4169
09/03/1941 BRISBANE QLD
DIRECTOR 01/01/1994

CHO, AMELIA
09/03/1968 SYDNEY NSW
SECRETARY 29/03/2001

19 Dundas Street
COOGEE NSW 2034

CLARKE, DAVID STUART
UNIT 2
84 WOLSELEY ROAD
POINT PIPER NSW 2027
03/01/1942 SYDNEY NSW
DIRECTOR 08/03/1984

COX, LAURENCE GRIMES
C/- LEVEL 23
101 COLLINS STREET
MELBOURNE VIC 3000
09/12/1938 BENALLA VIC
DIRECTOR 02/01/1996

HAWKINS, JOANNE MARJORIE
55 BRAYS ROAD
CONCORD NSW 2137
23/05/1966 WELLINGTON NEW ZEALAND
SECRETARY 29/03/2001

JOHNSON, MARK RODERICK GRANGER
34A VICTORIA ROAD
BELLEVUE HILL NSW 2023
08/11/1940 SUVA FIJI
DIRECTOR 23/02/1987

6 company officers (continued)

LEONG, DENNIS
26 BUSHLANDS AVENUE
GORDON NSW 2072
09/10/1956 SYDNEY NSW
SECRETARY 25/10/1993

MARTIN, BARRIE ROBERT
132 GLENMORE ROAD
PADDINGTON NSW 2021
10/03/1936 SYDNEY NSW
DIRECTOR 23/08/1993

MCCANN, HARRY KEVIN
14 MIDDLE HEAD ROAD
MOSMAN NSW 2088
26/12/1940 PERTH WA
DIRECTOR 23/12/1996

MOSS, ALLAN EDWARD
LVL 15
1 MARTIN PLACE
SYDNEY NSW 2000
15/08/1949 SYDNEY NSW
DIRECTOR 18/01/1985

NUGENT, HELEN MARION
81 VICTORIA ROAD
BELLEVUE HILL NSW 2023
13/02/1949 BRISBANE QLD
DIRECTOR 01/06/1999

****

7 Issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

	shares as at 31 May 2002			options
class code	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	~~177975219~~	~~418517103.36~~	0.00	~~21170818~~
	198,499,828	1,012,072,319		21,309,462

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is not the beneficial owner of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
~~ZURICH AUSTRALIA LIMITED~~ A.C.N./A.R.B.N: 000 010 195 PO BOX 677 ~~NORTH SYDNEY NSW 2059~~	~~ORD~~	~~1672129~~	~~Y~~	~~N~~
~~PERPETUAL TRUSTEES NOMINEES LIMITED~~ A.C.N./A.R.B.N: 000 341 533 LEVEL 19 1 CASTLEREAGH STREET ~~SYDNEY NSW 2000~~	~~ORD~~	~~2413825~~	~~Y~~	~~N~~
CITICORP NOMINEES PTY LTD A.C.N./A.R.B.N: 000 809 030 GPO BOX 764G MELBOURNE VIC 3001	ORD	~~3701435~~ 4 481 817	Y	N
WESTPAC CUSTODIAN NOMINEES LIMITED A.C.N./A.R.B.N: 002 861 565 50 PITT STREET SYDNEY NSW 2000	ORD	~~8849066~~ 9 773 741	Y	N

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation is not the beneficial owner of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
J.P. MORGAN NOMINEES AUSTRALIA LIMITED A.C.N./A.R.B.N: 002 899 961 LOCKED BAG 7 ~~HAYMARKET NSW 2000~~ ROYAL EXCHANGE SYDNEY 2001	ORD	~~17579662~~ 22 737 694	Y	N
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED A.C.N./A.R.B.N: 003 094 568 GPO BOX 5302 SYDNEY NSW 2001	ORD	~~6628141~~ 3 477 443	Y	N
THE NATIONAL MUTUAL LIFE ASSOCIATION OF AUSTRALASIA LIMITED A.C.N./A.R.B.N: 004 020 437 LEVEL 13 447 COLLINS STREET MELBOURNE VIC 3000	ORD	~~2100509~~ 1 757 318	Y	~~N~~ Y
~~PERPETUAL TRUSTEES VICTORIA LIMITED~~ ~~A.C.N./A.R.B.N: 004 027 258~~ ~~LEVEL 19~~ ~~1-7 CASTLEREAGH STREET~~ ~~SYDNEY NSW 2000~~	~~ORD~~	~~2091873~~	~~Y~~	~~N~~
NATIONAL NOMINEES LIMITED A.C.N./A.R.B.N: 004 278 899 GPO BOX 1406M MELBOURNE VIC 3001	ORD	~~15646085~~ 20 937 403	Y	N
ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	~~2136522~~ 2 894 600	Y	N
ARGO INVESTMENTS LIMITED A.C.N./A.R.B.N: 007 519 520 GPO BOX 2692 ADELAIDE SA 5001	ORD	~~3226120~~ 3 236 120	Y	Y

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is not the beneficial owner of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficiary owned (Y/N)
~~PERMANENT TRUSTEE AUSTRALIA LIMITED~~ A.C.N./A.R.B.N: 008 412 913 GPO BOX 4270 ~~SYDNEY NSW 2001~~	~~ORD~~	~~5713120~~	~~Y~~	~~N~~
~~PERMANENT TRUSTEE AUSTRALIA LIMITED~~ A.C.N./A.R.B.N: 008 412 913 GPO BOX 4270 ~~SYDNEY NSW 2001~~	~~ORD~~	~~3824238~~	~~Y~~	~~N~~
~~PERMANENT TRUSTEE AUSTRALIA LIMITED~~ A.C.N./A.R.B.N: 008 412 913 GPO BOX 4270 ~~SYDNEY NSW 2001~~	~~ORD~~	~~3672956~~	~~Y~~	~~N~~
~~PERMANENT TRUSTEE AUSTRALIA LIMITED~~ A.C.N./A.R.B.N: 008 412 913 GPO BOX 4270 ~~SYDNEY NSW 2001~~	~~ORD~~	~~2538030~~	~~Y~~	~~N~~
~~LAGUNA NOMINEES PTY. LIMITED~~ A.C.N./A.R.B.N: 008 600 360 LEVEL 15 1 MARTIN PLACE ~~SYDNEY NSW 2000~~	~~ORD~~	~~1694668~~	~~Y~~	~~N~~
ING LIFE LIMITED A.C.N./A.R.B.N: 009 657 176 ~~GPO BOX 75~~ Level 12, 347 Kent Street SYDNEY NSW ~~2001~~ 2000	ORD /	~~2345580~~ 2 149 283	Y	Y
QUEENSLAND INVESTMENT CORPORATION A.C.N./A.R.B.N: ________ GPO BOX 2242 BRISBANE QLD 1001	ORD /	~~4267633~~ 8 045 689	Y	Y

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is not the beneficial owner of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
~~NRMA NOMINEES PTY LIMITED~~ A.C.N./A.R.B.N: 064 960 514 C/- NRMA INVESTMENT MANAGEMENT 388 GEORGE STREET ~~SYDNEY NSW 2000~~	~~ORD~~	~~8075628~~	~~Y~~	~~N~~
AMP LIFE LIMITED A.C.N./A.R.B.N: 079 300 379 PO BOX R209 ROYAL EXCHANGE NSW 1225	ORD /	~~2728520~~ 3 165 023	Y	Y

**** Please add any new members under this line. ****

See attached Annexure "A"

This is Annexure "A" of 1 page referred to in Macquarie Bank Ltd's Form 316 (2002 Annual Return) dated 27 June 2002.

.... Dennis Leong, Secretary Date: 1/7/02.........

Member's full name and address	Class code	Total number of shares	Fully paid?	Beneficially owned?
CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C> GPO BOX 764G MELBOURNE VIC 3001	ORD	6,076,705	Y	N
COMMONWEALTH CUSTODIAL SERVICES LIMITED GPO BOX 4122 SYDNEY NSW 1030	ORD	5,536,575	Y	N
CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC 3001	ORD	3,368,565	Y	N
CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C> GPO BOX 764G MELBOURNE VIC 3001	ORD	3,312,541	Y	N
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <MTRAEF A/C> GPO 5430 SYDNEY NSW 2000	ORD	3,089,530	Y	N
CITICORP NOMINEES PTY LIMITED <CFS WSLE GEARED SHR FND A/C> GPO BOX 764G MELBOURNE VIC 3001	ORD	2,790,102	Y	N
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <RA A/C> GPO BOX 5430 SYDNEY NSW 2000	ORD	2,400,040	Y	N
CITICORP NOMINEES PTY LIMITED <CFS WSLE INDUSTRIAL SHR A/C> GPO BOX 764G MELBOURNE VIC 3001	ORD	2,313,779	Y	N
MLC LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	ORD	2,251,555	Y	Y

120071



2002 ASIC 7

A S I C
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

03 JUL 15 AM 7:21

D o c I m a g e

Request Number 4929386.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
017531575	1	9/07/02

Requested on 22/05/03 at 17:43.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 2.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183



Australian Securities and Investments Commission
Corporations Act 2001 Subsection 655A(1) Exemption

Pursuant to subsection 655A(1) of the Corporations Act 2001 ("the Act") the Australian Securities and Investments Commission hereby exempts the persons referred to in Schedule A (collectively the "Acquirers") from section 606 of the Act in the case referred to in Schedule B.

Schedule A

Macquarie Bank Limited (ACN 008 583 542), Macquarie Utilities (No. 1) Pty Ltd (ACN 101 213 263) and Abbey National Treasury Services plc and their related bodies corporate.

Schedule B

The acquisition of a relevant interest in 603,080,831 ordinary shares in PowerTel Limited (ACN 001 760 103) ("PowerTel") by virtue of the acquisition of a relevant interest in 100% of the issued shares of CitiPower Pty (ACN 064 651 056) ("CitiPower") by one or more of the Acquirers.

Dated 9 July 2002

Signed: ....

Sarala Miranda Fitzgerald as delegate
of the Australian Securities and Investments Commission





ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929384.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018260241	2	29/07/02

Requested on 22/05/03 at 17:42.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

agent no 17290
agent MACQUARIE BANK LIMITED
address

phone fax
DX 10287 city SYDNEY STOCK EXCHANG

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 205

Notification of **resolution**

Corporations Act 2001
Regulation 1.0.12

company name MACQUARIE BANK LIMITED
ACN or ARBN 008 583 542

Subject(s) of the resolution

157(2)	change of company name	[ ]	A
162(3)	change from public company to proprietary company	[ ]	B
162(3)	change from proprietary company to public company	[ ]	C
162(3)	change from no-liability company to company limited by shares	[ ]	F
162(3)	change from limited company to unlimited company	[ ]	G
162(3)	change from unlimited company to limited company	[ ]	H
162(3)	change from company limited by guarantee to company limited by shares	[ ]	AA
1416	change from company limited by both shares and guarantee to a company limited by shares	[ ]	AB
1416	change from company limited by both shares and guarantee to a company limited by guarantee	[ ]	AC
162(3)	change from a limited (mining) company to a no-liability company	[ ]	X
136(5)	alteration of constitution	[X]	J
491(1)	voluntary winding up by members	[ ]	L
491(1)	voluntary winding up by creditors	[ ]	M
461(2)	company resolved to be wound up by court	[ ]	AD
506(1B)	powers & duties of liquidator	[ ]	AF
507(11)	coy's arrangement with liquidator	[ ]	AG
510(1A)	binding arrangements on company/ creditors	[ ]	AH
	other section number description	[ ]	R

Details of the resolution

date of meeting 29/07/2002

The resolution [ ] set out below
[X] in the attached annexure marked (1)
was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001

The Resolution

For change of company name

Is the proposed name identical to a registered business name(s) ? yes no

Business Number State/Territory of Registration

I DECLARE that I make this application for the company AS, or ON BEHALF of and with the authority of the registered owner(s) of the above identical business names(s).

Signature

This is the annexure referred to in the Form 205 signed by me
print name LEONG, DENNIS capacity SECRETARY

sign here [signature] date 29/07/2002

Reference: MBL Trace:

MACQUARIE BANK LIMITED
ACN 008 583 542

FORM 205
NOTIFICATION OF RESOLUTION

As a special resolution:

That the Constitution of the Company be altered by:

a) In Article 1 ("Definitions") replacing the definition of "Listing Rules" with the following:

""Listing Rules" means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the Company is admitted to the Official List of the Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Exchange;"

b) Replacing the words in existing Article 8 ("Lien") with:

"(1) The Company has a first and paramount lien on a partly paid share for all unpaid calls or instalments that are due but unpaid on that share.

(2) The Company also has a first and paramount lien on all partly paid shares registered in the name of a sole holder for all money presently payable by him or his estate to the Company in respect of those shares.

(3) The Voting Directors may at any time exempt a share wholly or in part from the provisions of this Article.

(4) The Company's lien (if any) on a share extends to all dividends and other distributions payable in respect of the share.

(5) If the Company has a lien on shares that are CHESS Approved Securities the Company may apply a holding lock to the shares."

This is annexure 1 of one page of Form 205 Notification of Resolution signed by me and dated 29 July 2002.

....

Dennis Leong – Company Secretary



ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929383.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018340315	2	2/08/02

Requested on 22/05/03 at 17:42.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

207 page 1/1 15 July 2001

ASIC registered agent number 17290
lodging party or agent name MACQUARIE BANK LTD
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name MACQUARIE BANK LTD
A.C.N. 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 2 /7 /02 to 30/07/02

Class of shares - show only details of shares which have been issued.

class code	full title

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORDINARY	1,023,593	See Attachment	

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name JOANNE HAWKINS capacity SECRETARY

sign here [signature] date 31/07/02.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Macquarie Bank Limited
ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 207 Allotment of Shares signed by me and dated 31 July 2002

Class of Share	Number Issued	Amount (if any) paid, or agreed to be considered as paid, per share	Amount unpaid (if any) per share
ORD	482,381	$11.17	$Nil
ORD	6,668	$11.39	$Nil
ORD	20,000	$13.28	$Nil
ORD	6,668	$13.82	$Nil
ORD	11,333	$14.18	$Nil
ORD	203,857	$14.29	$Nil
ORD	5,000	$14.32	$Nil
ORD	6,668	$14.35	$Nil
ORD	11,332	$14.52	$Nil
ORD	5,666	$17.17	$Nil
ORD	215,696	$18.51	$Nil
ORD	1,666	$20.01	$Nil
ORD	46,658	$23.94	$Nil

Total Shares Issued 1,023,593

Secretary Macquarie Bank Limited


2002 ASIC 10



ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

03 JUL 11 7:21

D o c I m a g e

Request Number 4929382.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018176107	2	13/08/02

Requested on 22/05/03 at 17:41.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES
INVESTMENTS COMMISSION
F658

Australian Securities and Investments Commission
Corporations Act 2001 — Sections 655A and 673 — Declarations

Pursuant to paragraph 655A(1)(b) of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapter 6 of the Act applies to the persons referred to in Schedule A, in the case referred to in Schedule B, as if section 609 of the Act were modified or varied by inserting after subsection 609(6) the following subsection:

"(6A) Where:

(a) warrants in relation to securities are issued and admitted to trading status in accordance with the operating rules of the Australian Stock Exchange Limited;

(b) a person (the "trustee") holds securities on trust for the purpose of satisfying the obligations of the issuer or holder of the warrants;

(c) discretionary powers of the trustee in relation to the securities because of which the trustee is not a "bare trustee" for the purposes of subsection (2) are limited to:

(i) discretions where the issuer or the holder of the warrants becomes insolvent or breaches a term of the warrants;

(ii) discretions dealing with bonus issues, rights issues, returns of capital, buy-backs, share splits or consolidations, other reconstructions, takeovers or schemes of arrangement affecting the securities; or

(iii) discretion to lend the securities covering the obligations of the warrant issuer under warrants held by a related body corporate of the issuer;

disregard the relevant interest or voting power of the trustee in those securities."

And pursuant to paragraph 673(1)(b) of the Act ASIC hereby declares that Chapter 6C of the Act applies to the persons described in Schedule A, in the case referred to in Schedule B, as if section 671B of the Act were modified or varied by inserting after subsection 671B(7) the following:

"(7A) For the purposes of this section and of the definition of "substantial holding" in section 9, disregard any relevant interest or voting power in securities which is disregarded for the purposes of Chapter 6 because of subsection 609(6A).".

SCHEDULE A

Belike Nominees Pty Limited ACN 008 604 966 as security trustee in relation to instalment warrants issued by Macquarie Bank Limited ACN 008 583 542 ("Issuer") for the purposes of securing the obligations of the Issuer and the holder of the warrants, being warrants:

(a) issued pursuant to an offering circular for 1 series of "Macquarie Instalments" which is substantially in the form of the offering circular provided to ASIC on 26 July 2002;

(b) over securities listed on a financial market of Australian Stock Exchange Limited; and

(c) approved for admission to trading status on a financial market of Australian Stock Exchange Limited at the time of the issue of the warrants.

SCHEDULE B

The calculation of the relevant interest in, or voting power in relation to, securities of the person described in Schedule A.

Dated 13 August 2002

Signed by Steven Rice
as a delegate of the Australian Securities and Investments Commission.

2002 ASIC 11



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929381.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018176106	2	13/08/02

Requested on 22/05/03 at 17:41.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION
F658

Australian Securities and Investments Commission
Corporations Act 2001 — Sections 655A and 673 — Declarations

Pursuant to paragraph 655A(1)(b) of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapter 6 of the Act shall apply in relation to the persons referred to in Schedule A, in the case referred to in Schedule B, as if section 609 of the Act were modified or varied by inserting after subsection 609(6) the following subsections:

"(6A) Where an association between a Put Warrant issuer and a Put Warrant holder arises solely from the Put Warrant holder acquiring or holding a Put Warrant, any relevant interest or voting power that would only arise as a result of the association is disregarded.

(6B) If a Put Warrant issuer has a relevant interest in or voting power in relation to a security because:

(a) the Put Warrant holder has an option, under the terms of the Put Warrant, to require the Put Warrant issuer to acquire the security; and

(b) under the Put Warrant or trust securing the obligations of the Put Warrant issuer or Put Warrant holder under the Put Warrant, the Put Warrant issuer can exercise power to control voting or disposal of the security only where:

(i) the Put Warrant expires unexercised or the option under the Put Warrant is exercised; or

(ii) the Put Warrant issuer enforces the terms of the trust; or

(iii) the Put Warrant holder defaults under the Put Warrant,

then that particular relevant interest in, or voting power in relation to, the security shall be disregarded until an event referred to in paragraph (b) occurs.

(6C) If a Put Warrant issuer has a relevant interest in, or voting power in relation to, a security because either subsection (6A) or (6B) ceases to apply, the Put Warrant issuer is taken to acquire the security at that time, by a transaction in relation to the security.

(6D) For the purposes of this section:

(a) A "Put Warrant" is a warrant in relation to Equity Securities for the purposes of the operating rules of the Australian Stock Exchange Limited which:

(i) was issued pursuant to an Offering Circular in accordance with the operating rules of the Australian Stock Exchange Limited; and

(ii) has been admitted to trading status in accordance with the operating rules of the Australian Stock Exchange Limited.

(b) A "Put Warrant issuer" is a person who has issued a Put Warrant.

(c) A "Put Warrant holder" is a person who has a legal or equitable interest in a Put Warrant.

(d) "Offering Circular" has the same meaning as is given in the operating rules of the Australian Stock Exchange Limited.

(e) A Put Warrant is exercised when it would be regarded as having been exercised under the terms of issue of the Put Warrant.".

And pursuant to paragraph 673(1)(b) of the Act ASIC hereby declares that Chapter 6C of the Act applies to the persons referred to in Schedule A, in the case referred to in Schedule B, as if section 671B of the Act were modified or varied by inserting after subsection 671B(7) the following subsection:

"(7A) For the purposes of this section and of the definition of "substantial holding" in section 9, disregard any relevant interest or voting power in securities which is disregarded for the purposes of Chapter 6 because of subsections 609(6A) to 609(6D).".

SCHEDULE A

1 Macquarie Bank Limited ACN 008 583 542, as the issuer of an instalment warrant pursuant to an offering circular for 1 Series of "Macquarie Instalments" which is substantially in the form of that provided to ASIC on 26 July 2002, being a Put Warrant over securities listed on a financial market of Australian Stock Exchange Limited.

2 A person who acquires and holds an Instalment Warrant, for the period the person holds the Instalment Warrant.

3 Any person who, but for this instrument, would have a relevant interest in, or voting power in relation to, any securities as a result of a person acquiring or holding an Instalment Warrant.

SCHEDULE B

The calculation of the relevant interest in, or voting power in relation to, securities of the class of persons described in Schedule A.

Dated 13 August 2002

Signed by Steven Rice
as a delegate of the Australian Securities and Investments Commission.





ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929379.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018302954	2	9/09/02

Requested on 22/05/03 at 17:40.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

ASIC registered agent number	17290
lodging party or agent name	MACQUARIE BANK LIMITED
office, level, building name or PO Box no.	
street number & name	
suburb/city	state/territory postcode
telephone	( )
facsimile	( )
DX number	suburb/city

207 page 1/1 15 July 2001

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name MACQUARIE BANK LIMITED
A.C.N. 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 31/07/02 to 30/08/02

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

RECEIVED 9 SEP 2002 ASIC SSO

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORDINARY	516,055	See Attachment	N/A

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. If No, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name JOANNE HAWKINS capacity SECRETARY

sign here [signature] date 6/09/02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Macquarie Bank Limited
ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 207 Allotment of Shares signed by me and dated 6 September 2002

Class of Share	Number Issued	Amount (if any) paid, or agreed to be considered as paid, per share	Amount unpaid (if any) per share
ORD	20,000	$11.53	$Nil
ORD	11,333	$12.73	$Nil
ORD	5,668	$13.11	$Nil
ORD	6,668	$13.48	$Nil
ORD	151,435	$14.29	$Nil
ORD	5,000	$14.32	$Nil
ORD	5,668	$14.47	$Nil
ORD	14,500	$14.52	$Nil
ORD	13,300	$14.67	$Nil
ORD	14,168	$14.83	$Nil
ORD	252,317	$18.51	$Nil
ORD	10,000	$18.89	$Nil
ORD	5,998	$23.94	$Nil

Total Shares Issued 516,055

Joanne Hawkins
SECRETARY 6/09/02

2002 ASIC 13



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929379.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018302954	2	9/09/02

Requested on 22/05/03 at 17:40.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

ASIC registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

207 page 1/1 15 July 2001

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

ASS. CASH. PROC. RED-A RED-P

Australian Securities & Investments Commission

Notification of share issue

form 207

Corporations Act 2001
254X(1)

company name MACQUARIE BANK LIMITED
A.C.N. 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 31 / 07 / 02 to 30 / 08 / 02

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORDINARY	516,055	See Attachment	N/A

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. If No, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name JOANNE HAWKINS capacity SECRETARY

sign here [signature] date 6 / 09 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Macquarie Bank Limited

ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 207 Allotment of Shares signed by me and dated 6 September 2002

Class of Share	Number Issued	Amount (if any) paid, or agreed to be considered as paid, per share	Amount unpaid (if any) per share
ORD	20,000	$11.53	$Nil
ORD	11,333	$12.73	$Nil
ORD	5,668	$13.11	$Nil
ORD	6,668	$13.48	$Nil
ORD	151,435	$14.29	$Nil
ORD	5,000	$14.32	$Nil
ORD	5,668	$14.47	$Nil
ORD	14,500	$14.52	$Nil
ORD	13,300	$14.67	$Nil
ORD	14,168	$14.83	$Nil
ORD	252,317	$18.51	$Nil
ORD	10,000	$18.89	$Nil
ORD	5,998	$23.94	$Nil

Total Shares Issued 516,055

[signature] Joanne Hawkins

SECRETARY 6/09/02

2002 ASIC 14



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

03 JUN 14 ... 7:21

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929377.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175579	3	14/10/02

Requested on 22/05/03 at 17:39.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 4.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183



Macquarie Life Limited
ABN 56 003 963 773
A Member of the Macquarie Bank Group

Level 11
20 Bond Street
Sydney NSW 2000
PO Box 192
Australia Square NSW 1215

Telephone (61 2) 8232 3737
Facsimile (61 2) 8232 3729
Country Callers 1800 806 310
Internet http://www.macquarie.com.au

Offices also in Melbourne, Brisbane, Perth, Adelaide, Auckland (NZ)

LJU: 19625138

REC'D: 14.10.02
FORM No: 292
PRESCRIBED FEE: $30 PD
AUST SEC. AND INVESTMENTS COMM.

RECEIVED 14 OCT 2002 ASIC NSW

MACQUARIE

#: 27527/02
PMR2/23096

16 October 2002

Mr Brogan Renshaw
New South Wales Operations
Australian Securities and Investments Commission
1 Martin Place
SYDNEY NSW

Dear Brogan

Macquarie Bank Limited and Macquarie Life Limited
Application for renewal of exemption from Section 259C of the Corporations Act

On 26 October 2001, ASIC granted Macquarie an exemption from section 259C of the Corporations Act for a period of 12 months. A copy of the instrument is attached.

We hereby apply for an extension of the exemption for a further 12 month period or such longer time as ASIC deems appropriate. We enclose the application fee of $30.00. We confirm that both Macquarie companies have at all times complied with the conditions of the current exemption.

Please contact me on 8232 4083 if you have any questions or require further information.

Yours sincerely

Belinda Lim
Lawyer - Funds Management Group



Australian Securities and Investments Commission
Corporations Law Subsection 259C(2)
Exemption and Revocation

Pursuant to subsections 259C(2) and 109ZB(5) of the Corporations Act ("the Act") the Australian Securities and Investments Commission ("ASIC") revokes the instrument of exemption under those subsections granted by Judith Mulvena to Macquarie Bank Limited ACN 008 583 542 on 31 October 2000 in relation to the issue or transfer of shares or units of shares of Macquarie to or in trust for Macquarie Life Limited ACN 003 963 773 as an investment of assets of a statutory fund (for the purposes of the Life Insurance Act 1995 (Cth)) of Macquarie Life to be held for the benefit of policy holders of Macquarie Life.

Pursuant to subsection 259C(2) of the Corporations Act ("the Act") the Australian Securities and Investments Commission ("the Commission") exempts the person referred to in Schedule A ("Macquarie") in the circumstances referred to in Schedule B from compliance with section 259C of the Act subject to the following conditions:

1. The conditions, in paragraphs (a), (b) and (c) below, relate only to those Macquarie shares and units of Macquarie shares in circumstances where, but for this exemption, their issue or transfer to a controlled entity would contravene section 259C of the Act:

   (a) Macquarie and its controlled entities do not exercise votes attaching to Macquarie shares nor control or influence the exercise of votes attached to Macquarie shares.

   (b) All acquisitions by Macquarie's controlled entities in Macquarie's shares, other than by way of a new issue, may only be made:

      (i) at an official meeting of a stock exchange; or

      (ii) as a result of a transaction between Macquarie's controlled entities, or funds which are managed by Macquarie's controlled entities.

   (c) A controlled entity does not acquire Macquarie shares, by way of a new issue, unless participation in the issue is approved by Macquarie shareholders or the issue satisfies one of the following exceptions in ASX Listing Rule 7.2:

      (i) participation in a pro rata issue;
      (ii) the issue of shares pursuant to a takeover offer;
      (iii) an issue under a dividend reinvestment plan; and
      (iv) issue on the conversion of convertible securities which were issued in the circumstances outlined in sub-paragraphs (i) to (iii).

2. The aggregated percentage of voting shares in Macquarie, in respect of which its controlled entities have the power to control voting or disposal of, does not exceed 5% of Macquarie's voting shares.

3. In calculating the percentage referred to in paragraph 2, include those Macquarie shares underlying a derivative, where the terms of the derivative give a Macquarie controlled entity power to control the vote attached to the underlying share.

4. Commencing on the date of this exemption and every 14 days from the date of the most recent notice given under either paragraphs 4 and 5, Macquarie announces to ASX for release to the market conducted by ASX, the aggregated percentage total of the following Macquarie voting shares:

   (a) Macquarie voting shares in respect of which Macquarie controlled entities have the power to control voting or disposal; and
   (b) Macquarie voting shares underlying derivatives held by Macquarie controlled entities,

   as a percentage of the total number of Macquarie voting shares on issue.

5. Commencing on the date of this exemption, Macquarie announces to ASX for release to the market conducted by ASX, any change of 1% or more in the aggregated percentage total referred to in paragraph 4, from the most recent notice given under either paragraphs 4 and 5. Disclosure under this paragraph must be made before the end of 1 business day after the day on which Macquarie became aware of the change.

6. In making any announcement pursuant to paragraph 4 or 5, Macquarie is required to comply with subsection 671 B(3) of the Law as though the announcement was a notice of a change in substantial shareholding.

7. Commencing on the date of this exemption, Macquarie maintains records of trading by its controlled entities in shares and in derivatives with Macquarie shares as the underlying shares.



8. Macquarie retains the records of trading, referred to in paragraph 7, for a period of 12 months from the date of each trade.

9. Macquarie makes the records referred to in paragraph 7 available for inspection to the Commission, ASX or a futures exchange during business hours and within 1 business day upon receipt of a written request for access.

10. *For the purposes of these* conditions:

(a) "ASX" means Australian Stock Exchange Limited.
(b) An entity is a controlled entity of Macquarie if that entity would be a controlled entity of Macquarie within the meaning of section 259E of the Act.
(c) The term "derivative" includes a warrant, an exchange traded option, a swap transaction and any other futures contract which has Macquarie shares as the underlying security.

This exemption shall remain effective, unless otherwise revoked, for a period of 12 months from the date of execution.

Schedule A

Macquarie Bank Limited ACN 008 583 542

Schedule B

The issue or transfer of shares or units of shares of Macquarie to or in trust for Macquarie Life Limited ACN 003 *963 773 (Macquarie Life"),* as an investment of assets of a statutory fund (for the purposes of the Life Insurance Act 1995 (Cth.)) of Macquarie Life to be held for the benefit of policy holders of Macquarie Life.

Dated 26 October 2001

Signed by Bryce Wilson as a delegate of the Australian Securities and Investments Commission

2002 ASIC /5

ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929365.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: **MACQUARIE BANK LIMITED**
ACN : **008 583 542**

Document ID	*No. of Pages*	*Date Lodged*
0E7810285	1	21/10/02

Requested on 22/05/03 at 17:35.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 2.

If all pages have not been included please contact your Information Broker.

ASIC
Gippsland Mail Centre
VIC 3841

14-22 Grey Street
Traralgon, Victoria
Australia

Telephone 03 5177 3700
DOCIMAGE Help Desk 03 5177 3001
Facsimile 03 5177 3183

registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED

address GPO BOX 4294
SYDNEY NSW 2001

DX no DX location

Electronic lodgement

Document No. 0E7810285

Lodgement date/time 21/10/2002 18:15:19

Message trace no. 7113

Australian Securities and Investments Commission

form 203

Notification of
change of office hours or address of one or more corporations

Corporations Act 2001
100(1)(b), (c) & (d), 142(2), 145(3), 146, 601CT, 601CV

type of corporation [X] company [ ] foreign company [ ] registered Australian body

Type of Change

[ ] change of office hours (other than Pty Co)

[X] change of registered office in Australia
registered office in Australia of a single corporation or a number of corporations having the same new address and a common director (or equivalent), secretary or agent

[ ] change of principal place of business in Australia

[ ] change of office in place of incorporation
registered office or principal place of business in the place of origin of a foreign company or registered Australian body

New office hours
(other than Pty Co)

date of change

(a) [ ] Registered office is open to the public each business day from at least 10am to 12 noon and 2pm to 4pm (145(1)(a) & 601CT)

(b) [ ] Registered office is open to the public each business day for at least 3 hours between 9pm to 5pm (145(1)(b) & 601CT)

if (b), insert hours

New registered office

(At office of) C/-
floor, building name LEVEL 3
street number & name 25 NATIONAL CIRCUIT
suburb/city, state & postcode FORREST ACT 2603
country (if not Australia)

date of change 21/10/2002

Does the company occupy these premises yes [ ] no [X]

if no, name of occupier MINTER ELLISON

occupier's consent [Y] *The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the corporation and has not withdrawn that consent*

New principal place of business

(At office of) C/-
floor, building name
street number & name
suburb/city, state & postcode
date of change

Corporations affected

company name MACQUARIE BANK LIMITED
A.C.N. 008 583 542

Signature

I certify that the information in this form is true and complete.

declaration I declare that I exercise the same office in each of the corporations specified above.

name LEONG, DENNIS

capacity SECRETARY date 21/10/2002

2002 ASIC 16





A S I C

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929361.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018703080	2	8/11/02

Requested on 22/05/03 at 17:34.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION
F293

Australian Securities and Investments Commission
Corporations Act 2001 - Subsection 259C(2) - Exemption

Pursuant to subsection 259C(2) of the Corporations Act 2001 ("**Act**") the Australian Securities and Investments Commission ("**ASIC**") hereby exempts the person referred to in Schedule A from compliance with section 259C of the Act in the case referred to in Schedule B and on the conditions specified in Schedule C:

Schedule A

Macquarie Bank Limited ACN 008 583 542 ("**Macquarie**")

Schedule B

The issue or transfer of shares or units of shares of Macquarie to or in trust for Macquarie Life Limited ACN 003 963 773 ("**Macquarie Life**"), as an investment of assets of a statutory fund (for the purposes of the Life Insurance Act 1995 (Cth)) of Macquarie Life to be held for the benefit of policy holders of Macquarie Life.

Schedule C

1. The conditions, in paragraphs (a), (b) and (c) below, relate only to those Macquarie shares and units of Macquarie shares in circumstances where, but for this exemption, their issue or transfer to a controlled entity would contravene section 259C of the Act:

   (a) Macquarie and its controlled entities do not exercise votes attaching to Macquarie shares nor control or influence the exercise of votes attached to Macquarie shares.

   (b) All acquisitions by Macquarie's controlled entities in Macquarie's shares, other than by way of a new issue, may only be made:

      (i) on the financial market operated by ASX; or

      (ii) as a result of a transaction between Macquarie's controlled entities, or funds which are managed by Macquarie's controlled entities.

   (c) A controlled entity does not acquire Macquarie shares, by way of a new issue, unless participation in the issue is approved by Macquarie shareholders or the issue satisfies one of the following exceptions in ASX Listing Rule 7.2:

      (i) participation in a pro rata issue;

      (ii) the issue of shares pursuant to a takeover offer;

      (iii) an issue under a dividend reinvestment plan; and

      (iv) issue on the conversion of convertible securities which were issued in the circumstances outlined in sub-paragraphs (i) to (iii).

2. The aggregated percentage of voting shares in Macquarie, in respect of which its controlled entities have the power to control voting or disposal of, does not exceed 5% of Macquarie's voting shares.

3. In calculating the percentage referred to in paragraph 2, include those Macquarie shares underlying a derivative, where the terms of the derivative give a Macquarie controlled entity power to control the vote attached to the underlying share.

4. Commencing on the date of this exemption and every 14 days from the date of the most recent notice given under either paragraphs 4 and 5, Macquarie announces to ASX for release to the financial market operated by ASX, the aggregated percentage total of the following Macquarie voting shares:

   (a) Macquarie voting shares in respect of which Macquarie controlled entities have the power to control voting or disposal; and
   (b) Macquarie voting shares underlying derivatives held by Macquarie controlled entities,

as a percentage of the total number of Macquarie voting shares on issue.

5. Commencing on the date of this exemption, Macquarie announces to ASX for release to the financial market operated by ASX, any change of 1% or more in the aggregated percentage total referred to in paragraph 4, from the most recent notice given under either paragraphs 4 and 5. Disclosure under this paragraph must be made before the end of 1 business day after the day on which Macquarie became aware of the change.

6. In making any announcement pursuant to paragraph 4 or 5, Macquarie is required to comply with subsection 671B(3) of the Act as though the announcement was a notice of a change in substantial shareholding.

7. Commencing on the date of this exemption, Macquarie maintains records of trading by its controlled entities in shares and in derivatives with Macquarie shares as the underlying shares.

8. Macquarie retains the records of trading, referred to in paragraph 7, for a period of 12 months from the date of each trade.

9. Macquarie makes the records referred to in paragraph 7 available for inspection to ASIC, ASX or a futures exchange during business hours and within 1 business day upon receipt of a written request for access.

10. For the purposes of these conditions:

    (a) "ASX" means Australian Stock Exchange Limited.

    (b) An entity is a controlled entity of Macquarie if that entity would be a controlled entity of Macquarie within the meaning of section 259E of the Act.

    (c) The term "derivative" includes a warrant, an exchange traded option, a swap transaction and any other futures contract which has Macquarie shares as the underlying security.

This exemption shall remain effective, unless otherwise revoked, for a period of 12 months from the date of execution.

Dated: 8th day of November 2002

Signed by Shirley Wu
as a delegate of the Australian Securities and Investments Commission

2002 ASIC 17




ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929360.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
0E8011599	1	28/11/02

Requested on 22/05/03 at 17:33.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 2.

If all pages have not been included please contact your Information Broker.

ASIC
Gippsland Mail Centre
VIC 3841

14-22 Grey Street
Traralgon, Victoria
Australia

Telephone 03 5177 3700
DOCIMAGE Help Desk 03 5177 3001
Facsimile 03 5177 3183

registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED

address GPO BOX 4294
SYDNEY NSW 2001

DX no DX location

Electronic lodgement

Document No. 0E8011599

Lodgement date/time 28/11/2002 12:44:10

Message trace no. 7454



Australian Securities and Investments Commission

Notification of
change to officeholders

form 304

Corporations Act 2001
205B & 601CV(1)

company

corporation name MACQUARIE BANK LIMITED

A.C.N. 008 583 542

Ceasing to hold office

name HAWKINS, JOANNE MARJORIE
birth details 23/05/1966 WELLINGTON NEW ZEALAND
office SECRETARY
cease date 26/11/2002

Signature

I certify that the information in this form is true and complete.

name LEONG, DENNIS

capacity SECRETARY date 27/11/2002

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

24 June 2002

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 21 June 2002, was 0.0462%.

Yours faithfully

Dennis Leong
Company Secretary


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

MALLESONS STEPHEN JAQUES

The Commissioner
Australian Securities and Investment Commission
Level 18
No. 1 Martin Place
Sydney NSW 2000


RECEIVED
-3 DEC 2002
ASIC
NSW
RECEPTION

3 December 2002

B Murphy
Partner
Direct Line
+61 2 9296 2262
DX 113

40: 19840793
RECD. 3/12/02
FORM No: 7057
PRESCRIBED FEE: NIL
AUST SEC. AND INVESTMENTS COMM

Dear Sir

Macquarie Bank Employee Share Plan - Prospectus

1 Background

We act for Macquarie Bank Limited which is issuing an Employee Share Plan prospectus for offers of shares under its Employee Share Plan ("**Plan**").

2 Lodgment

2.1 We enclose two originals and one photocopy of the prospectus for lodgment under section 718 of the Act. A prospectus will be sent electronically to each employee receiving an offer under the Plan. The prospectus also will be made available electronically on the Macquarie Bank intranet website. The electronic version of the prospectus is the same as the enclosed prospectus.

2.2 The OfferList tracking number is 000066654.

2.3 We enclose the 2002 Interim Report for Macquarie Bank Limited for lodgment under s712(4) of the Corporations Act. This document is incorporated by reference in section 7.1 of the prospectus.

3 Fees

3.1 We enclose a cheque for $1,800 as payment of lodging fees.

Please call me if you have any questions.

MALLESONS STEPHEN JAQUES

Yours sincerely

Brian Murphy
Partner
Direct line +61 2 9296 2262
Email brian.murphy@mallesons.com

CL002 ASIC 17

McNeice, Skye

OFFER INFORMATION SHE...


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

Lodging Party Name	Mallesons Stephen Jaques
office,level,building,PO box	Level 60, Governor Phillip Tower
street number and name	1 Farrer Place
locality	Sydney NSW 2000 NSW 2000
Country	
telephone	(02) 92962262
Facsimile	(02) 92963999
eMail	brian.murphy@mallesons.com
DX number	113SYDNEY

OFFERlist Entry

Trace: 66654
Form code: 764G
Sub form :764GB

RECEIVED -3 DEC 2002 ASIC NSW RECEPTION

Australian Securities and Investments Commission

form 764

Corporations Act 2001
Section 718

Disclosure Document

THIS OFFER INFORMATION SHEET MUST BE LODGED WITH THE DISCLOSURE DOCUMENT

Issuer/Responsible Entity/Fund Manager

Name MACQUARIE BANK LIMITED

ACN 008 583 542

Type
- ○ prospectus
- ⦿ short form prospectus
- ○ profile statement
- ○ offer information statement
- ○ product disclosure statement

33728/02

PMR 2/27700

40: 19840390

RECD: 3/12/02
FORM No: 764GB
PRESCRIBED FEE: $1,800.00
PD
AUST SEC. AND INVESTMENTS COMM.

Exposure Period(S.727(3))

Is the document subject to an exposure period? ○Yes ⦿No

Managed Investment Schemes

Is the offer made by a Managed Investment Scheme? ○Yes ⦿No

If Yes, provide ARSN and name of each registered scheme

OFFERlist Data

Name of offer Macquarie Bank Employee Share Plan

Types of offer
- ☒ initial offer
- ☐ secondary sale

Types of securities
- ☐ debentures
- ☐ notes
- ☐ options
- ☒ shares
- ☐ stapled securities
- ☐ units
- ☐ warrants
- ☐ managed investment product
- ☐ other prescribed product
- ☐ other: ____________

Minimum amount of offer ○ $__________ ⦿ Not specified

Maximum amount of offer ○ $__________ ⊙ Not specified

Where will the offer document be available?

The offer document will be sent to each person being offered shares under the Employee Share Plan. It also is available by calling the remuneration team on (02) 8232 1100 and on the intranet website of Macquarie Bank.

If document will be available on the Internet, what will be the URL?

Phone available after exposure period

02 82321100

Fax available after exposure period

During the exposure period (if any), where will the offer document be available?

If document will be available on the Internet during the exposure period (if any), what will be the URL?

Phone available during exposure period

02 82321100

Fax available during exposure period

Signature Brian Murphy

Name Brian Murphy

Capacity SOLICITOR TO THE OFFEROR

Date ____/____/____

MACQUARIE BANK EMPLOYEE SHARE PLAN

PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE PLAN

DECEMBER 2002


MACQUARIE
BANK

Macquarie Bank Limited (ABN 46 008 583 542)

Signed for the purpose of section 351 of the Corporations Act 2001

....

Name of Company Secretary: DENNIS LEONG

Date: 3 DECEMBER 2002

This Prospectus is dated 3 December 2002 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date.

Neither ASIC nor the Australian Stock Exchange Limited ("ASX") take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

The securities offered by this Prospectus are available to Eligible Employees receiving this electronic Prospectus within Australia.

The distribution of this Prospectus is limited to Australia. The securities offered by this Prospectus are not offered in any other place.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary.

TABLE OF CONTENTS

1. KEY DATES	1
2. OVERVIEW	3
3. DETAILS OF THE OFFER	5
4. FINANCIAL BENEFITS AND RISKS OF SHARE INVESTMENT	10
5. TAXATION CONSIDERATIONS	15
6. DESCRIPTION OF MACQUARIE BANK LIMITED	20
7. ADDITIONAL INFORMATION	26
GLOSSARY OF TERMS	30
SHARE APPLICATION INSTRUCTIONS	32
MACQUARIE BANK LIMITED DIRECTORY	33

1. KEY DATES

Key Dates

Offer Opens	10 December 2002
Offer Closes	10 January 2003
Expected Date for Allotment of Shares	17 January 2003

Note: These dates are subject to change and are indicative only. Macquarie Bank Limited reserves the right to amend this indicative timetable including, subject to the Corporations Act and Listing Rules, to extend the latest date for receipt of applications.

1.1 HOW TO APPLY FOR SHARES

Eligible Employees wishing to participate in the Offer should:

— complete all remaining details on the Share Application Form which accompanies this Prospectus, in BLOCK LETTERS;

— sign the Share Application Form; and

— deliver their completed Share Application Form to Jacclyn McDonald, Level 7, No. 1 Martin Place, Sydney, NSW 2000 by the Bank's internal mail or in person to Reception, Level 7, No. 1 Martin Place, Sydney, NSW so as to be received no later than 5.15 pm (Sydney time) on Friday, 10 January 2003.

1.2 IMPORTANT NOTICE

To receive this Offer you must be a permanent employee who:

— has been continuously employed by the Bank or a subsidiary of the Bank since 1 April 2002;

— is still employed by the Bank or a subsidiary of the Bank at the allotment date;

— has not tendered a notice of resignation to the Bank or a subsidiary of the Bank at any time up to and including the allotment date and such notice remains on foot as at the allotment date (regardless of whether that employee's last day of employment will be after the allotment date); and

— is an Australian resident on the closing date and the allotment date.

Employees who have been or may be granted MBL Options this financial year or who have participated or will participate in the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") this financial year should carefully consider the taxation implications of participating in the Option Plan or MBSSAP and this Offer this year. To obtain the benefit of the tax exemption under this Offer will bring forward the taxing time for MBL Options or MBL shares acquired this financial year under the Option Plan or MBSSAP. This is explained further in section 5.5 and it is recommended that these employees seek their own tax advice.

LATE APPLICATIONS WILL NOT BE ACCEPTED.

If after reading this Prospectus you have questions about the procedures relating to the Offer or the Plan you may call Kristen Findlay on (02) 8232 4750 or if you have any other queries, please seek advice from your financial adviser.

2. OVERVIEW

This Prospectus sets out the terms and conditions of the 2002 Offer under the Macquarie Bank Employee Share Plan. It is to be read subject to the formal rules which govern the Plan, as summarised in this Prospectus.

MBL has made this Offer in the spirit of the Federal Government's initiatives to encourage employee share ownership by providing concessional taxation treatment for certain employer company shares and rights. MBL believes that the Plan is beneficial as it better aligns the interests of staff and shareholders, giving staff a shareholder's perspective of the Bank's performance and return to shareholders.

You are offered up to $1,000 worth of Shares for no cash payment by you ("Offer").

You must also be an Eligible Employee as set out in section 3.4. Please note that employees are not eligible to acquire Shares under the Plan at any time after they have been given notice of dismissal from employment by the Bank or any subsidiary of the Bank or if they have tendered their resignation to avoid such dismissal, even if they would, but for this requirement be eligible to acquire the Shares.

The Bank's staff profit sharing pools will be adjusted downwards by the aggregate market value of the Shares issued under the Plan to staff who participate in the profit sharing pools. If you accept this Offer, the Bank will take the market value of your Plan Shares into account when determining your profit sharing bonus in respect of this financial year.

If you are a commission based employee you should refer to section 3.3.2.

Provided a valid taxation election is made, the value, at the date of issue of the Shares acquired under the Offer will be effectively tax free in your hands. *However, if you have been granted MBL Options or you have participated in the MBSSAP (or expect to) this financial year please note carefully the taxation consequences of accepting this Offer and claiming the exemption (see Section 5.5). Obtaining the benefit of the tax exemption under this Offer will also bring forward the taxing time for the MBL Options under the Option Plan or Shares under the MBSSAP acquired this financial year. It is recommended that you seek tax advice on your own position if you have acquired or will acquire such MBL Options or Shares this financial year.*

The Shares will be subject to a special disposal restriction. The Shares cannot be sold until the earlier of three years after issue or the time when you are no longer employed by any of the Bank, the subsidiary of the Bank you were employed by at the date of acquisition of the

Shares or any other subsidiary of the Bank (referred to in this document as "leaving the employ of the Bank").

The Shares will otherwise rank equally with all other Shares then on issue and will be uncertificated. Shares have been quoted on ASX since 29 July 1996.

The number of Shares you will receive is $1,000 divided by the weighted average price at which Shares are traded on ASX in the one week period up to and including the allotment date, rounded down to the nearest whole Share. The Bank can give no assurances as to the number of Shares you will receive by accepting this Offer.

You must accept or reject the Offer in full. No partial acceptances will be accepted.

Shares acquired under the Plan may only be acquired in the name of the Eligible Employee. The Shares may not be acquired under any other name.

You may not transfer this Offer to another person.

3. DETAILS OF THE OFFER

3.1 TIMETABLE

10 December 2002 is the Opening Date. This is the date on which the Offer opens.

10 January 2003 is the Closing Date. Eligible Employees wishing to participate must return their completed Share Application Form to be received by Jacclyn McDonald, Level 7, No. 1 Martin Place, Sydney, NSW 2000 by the Bank's internal mail, or delivered in person to Reception, Level 7, No. 1 Martin Place, Sydney, NSW, by no later than 5.15 pm (Sydney time) on this date.

While this Prospectus is current, Macquarie Bank Limited will send paper copies of this Prospectus, any supplementary prospectus and the Share Application Form, on request and free of charge by calling Jacclyn McDonald on (02) 8232 1155.

On or about 17 January 2003, it is expected that the Shares will be allotted. The allotment date will form the reference date for the purposes of determining the one week period over which the weighted average price of Shares is calculated.

As soon as practicable after allotment, shareholding statements will be despatched.

The above dates are subject to change at the absolute discretion of the Bank and are indicative only.

3.2 TYPE OF SHARES

As the Shares to be issued pursuant to this Offer will not be issued until after the payment of the Bank's interim dividend that was declared on 14 November 2002 and that will be paid on 20 December 2002, the Shares will not participate in this dividend. The Shares will also be subject to the disposal restrictions described in section 3.5 below. Otherwise, Shares offered are fully paid ordinary shares ranking pari-passu with all other fully paid ordinary shares of the Bank on issue.

Like all other fully paid ordinary shares, the Shares will be uncertificated. They will be issued on the Bank-sponsored register. A statement of your holding will be sent to you shortly after allotment and at the end of any month during which there is a change in your holding.

Application will be made for official quotation on the Official List of ASX of the Shares to be issued pursuant to this Prospectus within seven days after the date of this Prospectus.

3.3 SHARE OFFER

Eligible Employees are entitled to participate in the Offer.

The number of Shares available to each participating employee is $1,000 divided by the weighted average price at which Shares are traded on ASX over the seven days up to and including the date of allotment, rounded down to the nearest whole Share. For example, if this formula were to be applied as at the close of business on 20 November 2002, the weighted average Share price on ASX over the one week period up to and including 20 November 2002 was $22.29 and each Participant would be entitled to 44 Shares (being $1,000 divided by $22.29 rounded down to the nearest whole Share).

As the relevant average weighted price will not be known before the Offer closes, participating employees will incur a risk that the Share price will increase (reducing the number of Shares allotted) and subsequently decline following the reference period of seven days with a corresponding reduction in the then value of the Shares allotted.

Details of current market prices of Shares can at any time be obtained from Macnet, daily newspapers and other share price quotation sources.

To be granted Shares under the Plan, **no cash payment is required from you.** Further, employees are not liable for any costs, including brokerage, commission, stamp duty or other transaction costs in relation to any allotment of Shares under the Plan.

Participation in the Plan is entirely voluntary. However, you may only choose to participate in full, that is, you must accept or reject the full allocation of Shares offered to you - no partial participation is permitted.

An announcement of the relevant weighted average price of the Shares and number of Shares allotted to each participating employee will be made as soon as practicable on or after allotment.

Shares acquired under the Plan may only be acquired in the name of the Eligible Employee. The Shares may not be acquired under any other name.

The offer to apply for Shares under the Plan is made to specific Eligible Employees. The Offer cannot be transferred to another person or entity.

3.3.1 Profit share staff

For profit share staff, the Bank's staff profit sharing pools will be adjusted downwards by the aggregate market value of the Shares issued under the Plan. If you accept this Offer the Bank will take the market value of your Plan Shares at the time of allotment into account when allocating the profit sharing bonus to you in respect of this financial year.

3.3.2 Commission staff

Commission staff will still be required to meet the eligibility criteria as outlined below. For commission staff, by participating in the Plan, you will be taken to agree that the amount of your future cash commission accruals, cash attainment bonuses and cash performance bonuses to which you may be entitled at the end of the commission accrual period commencing immediately after your acquisition of Shares under the Plan will be reduced by the market value of Shares you acquire under the Plan.

3.4 ELIGIBLE EMPLOYEES

The employees who are to be eligible for the Offer are those permanent employees who:

- have been continuously employed by the Bank or a subsidiary of the Bank since 1 April 2002;
- are still employed by the Bank or a subsidiary of the Bank on the allotment date;
- have not tendered a notice of resignation to the Bank or a subsidiary of the Bank at any time up to and including the allotment date and such notice remains on foot as at the allotment date (regardless of whether their respective last day of employment will be after the allotment date); and
- are Australian residents on both the Closing Date of the Offer and on the allotment date.

In particular, this includes the following employees who meet the criteria:

- all permanent full-time staff and permanent part-time staff;
- staff on parental leave;
- staff on leave claiming worker's compensation or in receipt of salary continuance payments;
- staff returning to Australia from an overseas posting prior to the Closing Date; and
- staff seconded to other companies.

The following persons will not be eligible:

— staff who joined the Bank or a subsidiary of the Bank after 1 April 2002;
— casual staff, consultants, contractors and temporary staff, that is, all non-permanent staff;
— staff seconded to MBL from external companies;
— staff leaving Australia for an overseas posting prior to the allotment date;
— staff on leave without pay (including study leave, travel or personal reasons);
— staff who have been given notice of dismissal from employment by MBL or any subsidiary of MBL or who have tendered their resignation to avoid such a dismissal even if they would, but for this requirement, be eligible to acquire Shares; and
— any staff member that a Group Head, with absolute discretion but acting on the advice of Division Heads where appropriate, believes should be ineligible. An example of a basis for ineligibility at Group Head discretion would be poor performance.

Employees are not eligible to participate in the Offer under the Plan while they are resident overseas.

3.5 RESTRICTIONS ON DISPOSAL OF SHARES

You may not sell, transfer, or dispose of any Shares acquired under the Plan until three years from the date of acquisition, unless you leave the employ of the Bank in the meantime, in which case you will be free to deal in the Shares after you leave the employ of the Bank. However, staff trading rules will continue to apply to these Shares until the commencement of the next staff trading period.

In order to enforce these restrictions, the Shares issued to employees under the Plan will be registered on the Bank-sponsored sub-register of shareholders maintained by the Bank's share registry, Computershare Investor Services Pty Limited, and be subject to a special restriction on transfer for the duration of the three year period.

In the event of you leaving the employ of the Bank prior to the expiration of the three year period, the Bank will promptly advise the Share Registry to lift the restriction on your Shares.

Employees should note that the restriction on disposal is required under the taxation legislation in order to obtain the tax concessions discussed below. Under the legislation there can be no exceptions. In particular, there are no 'hardship' provisions allowing for early release.

Employees will not be permitted to grant security over Shares issued under the Plan. This is due to the restrictions imposed by the tax legislation and no exceptions will be allowed.

3.6 SALE OF SHARES

Following the expiry of the three year period during which the sale, transfer or disposal of Shares is prohibited, employees wishing to sell their Shares may do so, subject to the Bank's then applicable rules on staff trading. Current rules provide that:

— employees may only trade in the Shares during specified periods each year, currently being specified periods after the release of the Bank's interim and final results and following the annual general meeting. Employees are notified when the trading periods open and close;

— as for all ASX quoted stocks, trading in the Bank's Shares by employees is to be transacted using Macquarie Equities Limited; and

— if you leave the employ of the Bank within the three year period, the restriction on those Shares will be lifted.

Costs associated with the sale of Shares for example, brokerage fees will be to your account.

It is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about Shares must not deal in Shares.

The sale of Shares will likely have personal taxation implications (refer to section 5 - *Taxation Considerations*).

4. FINANCIAL BENEFITS AND RISKS OF SHARE INVESTMENT

4.1 FINANCIAL BENEFITS AND RISKS OF SHARE OWNERSHIP

There are two main financial benefits that may arise from owning Shares:

— income in the form of dividends; and

— growth in the value (capital appreciation) of Shares.

There are also risks associated with share ownership. The Bank is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves an element of risk. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Bank.

The price at which the Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price. The 2002 Interim Report contains a discussion of MBL's results and operations for the six months to 30 September 2002 as well as factors that have impacted upon its financial performance and the outlook for the coming period. That document should be referred to for details of those matters.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

— the profit outlook for MBL;

— the profitability of MBL;

— the dividend policy of MBL;

— the level of franking of MBL's dividends;

— the credit ratings and strength of the balance sheet of MBL; and

— the performance and success of MBL's staff, management and Board and its policies and strategies.

External Factors

- movements in the general level of share prices on local and international share markets;
- the success of marketing and other strategies adopted by MBL, relative to its competitors' strategies;
- developments in the banking, investment banking, stockbroking and other industries generally;
- the economic outlook in Australia and internationally;
- changes in government fiscal, monetary and regulatory policies;
- turnover and volatility of financial markets in Australia and overseas; and
- changes in interest rates, inflation rates, exchange rates and commodity prices.

Please also refer to section 4.2 below for discussion of the risks impacting on the Bank's performance.

Neither Macquarie Bank Limited nor any related body corporate of Macquarie Bank Limited nor any of their officers guarantees the success or performance of the Shares the subject of this Prospectus or the payment of a particular return on the Shares.

4.2 RISKS TO THE BANK'S FINANCIAL PERFORMANCE

Risk Factors

Continued superior performance cannot be assumed. There are many risks in the markets in which the Bank operates. Performance can be influenced by a range of factors, many of which are not within the Bank's control. In many parts of its business, the Bank constantly and deliberately assumes financial risk in a calculated and controlled way. Once a decision is made that a risk is acceptable, the Bank puts in place limits and an extensive range of procedures to monitor the risk.

The performance of all of the Bank's major businesses can be influenced by external market and regulatory conditions. If all or most of the Bank's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly.

Market Risk

Market risk arises from changes in market prices or volatility which may result in an adverse revaluation of MBL's trading portfolios. MBL trades in foreign exchange, interest rates, commodities, bond and equities markets, including being an active price maker in derivatives

in these markets. Changes in market prices, particularly rapid and unexpected changes, could cause losses. MBL's policy is to manage this risk by imposing limits on the size of its exposure in each market.

The Bank depends on external parties for credit and trading limits to carry out its funding and trading operations and in the process manage its market risks. These parties rely, to some extent, on the credit ratings assigned to the Bank by ratings agencies. Any downgrading of the Bank's rating could increase costs and restrict availability of credit and funding limits.

Credit Risk

Like any bank, the Macquarie Group assumes credit risk in its banking and securities businesses. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the period of the underlying contract. Credit losses can, and have, resulted in significant losses and sometimes financial failure in other financial institutions. The Macquarie Group puts great emphasis on credit management. While some credit losses have been incurred from time to time, these have not been material in relation to the Macquarie Group's overall profitability or its capital base.

Most of MBL's credit exposures arise from lending and trading contracts with Australian counterparties and counterparties based in OECD countries. In addition, however, there are exposures to counterparties in some non-OECD countries in Asia Pacific, Africa and Latin America. Where appropriate, the country risk is covered by political risk insurance.

Underwriting Risk

Equity and debt underwriting risk is also assumed by the Macquarie Group in the normal course of business. The Macquarie Group's general approach is to substantially sub-underwrite these risks but underwritten positions are assumed and can expose the Group to losses.

Liquidity Risk

Liquidity risk arises from the Macquarie Group's requirement to fund its banking and trading operations on a daily basis. Any failure to meet this requirement may result in increased costs, inability to maintain market positions and review of MBL's credit rating. The Bank adopts liquidity policies to manage this risk.

Operational Risk

Operational risk arises from the manner in which the Bank conducts its business. The Bank faces operational risks which could lead to reputation damage, financial loss or regulatory risk in the event of an operational failure. Policies have been adopted to manage this risk. There remains a risk that the policy framework may prove inadequate or of failure to comply which may result in loss.

Macquarie Group's Tax Risk

In the ordinary course of its activities the Macquarie Group is exposed to risks arising from the application of the Australian and international tax regimes by the relevant revenue authorities to transactions entered into by the Macquarie Group. The Macquarie Group has in place controls and procedures to mitigate these risks but any changes in interpretation, application and administration of the law by the courts and the revenue authorities may result in significantly increased tax liabilities.

Legal Risk

The Macquarie Group in the ordinary course of its business enters into transactions and provides advisory services which involve legal risk.

Legal risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, fraud, negligence, misleading conduct or the inappropriate documentation of contractual relationships. The size and frequency of transactions entered into or in respect of which advice is provided are such that, should these risks result in losses to the Macquarie Group, the losses could have a material impact. The Bank has controls and procedures which seek to manage these risks.

Developments in Banking and Investment Banking Industry

The Macquarie Group operates in the highly competitive financial services industry in Australia and overseas. Developments and competition in the industry place pressure on margins which may impact on profitability.

Economic Outlook

The performance and earnings of the Macquarie Group are impacted by changes in economic conditions, activity and sentiment in Australia and overseas including interest rates, foreign exchange rates and equity markets.

Regulation and Legislation

The Macquarie Group may be subject to changes in government regulatory policies or changes in legislation in Australia and other countries where Macquarie operates. Areas of regulation which impact on Macquarie include taxation and regulation relating to prudential supervision.

Changes in Accounting Standards

On 3 July 2002, the Financial Reporting Council (supported by the Australian Government) announced that Australia will adopt the international accounting standards of the International Accounting Standards Board ("IASB") for financial years commencing on or after 1 January 2005. This policy proposal will first apply to MBL for the financial year commencing 1 April 2005.

Changes in accounting standards by either the IASB or the Australian Accounting Standards Board ("AASB") may affect the reported earnings and financial position of MBL in future financial periods. Such changes include the proposal to require options granted to employees and officers to be reported as an expense in MBL's financial statements. Proposed changes to existing international accounting standards may also result in certain financial instruments issued by MBL being reclassified as debt rather than as equity. Further, the requirements for hedge accounting are significantly different under international accounting standards and may result in the impact of some transactions being recorded directly in profit or loss. The precise impact of any new accounting standards on MBL cannot be accurately determined until the amendments have been finalised.

5. TAXATION CONSIDERATIONS

The comments in this section are intended to give a general indication of the Australian taxation consequences of acquiring Shares under the Plan and assume that you are an employee of the Bank or a subsidiary of the Bank for tax purposes. In deciding whether or not to accept the Offer of Shares you should obtain and rely on independent advice referable to your own circumstances.

5.1 GENERAL COMMENTS

This general discussion assumes that you do not hold 5% of the Shares on issue in the Bank, nor control 5% of the votes that might be cast at a meeting of the Bank, and that you do not acquire Plan Shares as a share trader.

Dividend income from the Shares is taxable and should be declared for taxation purposes. However, Shareholders may be entitled to a tax rebate to the extent that those dividends are franked. Where the tax payable by a shareholder on its taxable income for the tax year is less than the amount of the tax rebate (together with any other tax offsets of the Shareholder), the Shareholder will be entitled to a cash refund equal to the difference through the lodgement of the Shareholder's income tax return.

The taxation treatment in relation to Shares will depend upon whether or not an election is made under Section 139E of the Income Tax Assessment Act 1936 (as incorporated into the Income Tax Assessment Act 1997) (the Election).

5.2 TAXATION TREATMENT IF ELECTION MADE

The value of the Shares (up to $1,000) is tax-free where an Election is made. On a subsequent sale of the Shares, any difference between the sales proceeds and the value of the Shares when acquired will give rise to a capital gain or loss.

If you make the Election you will be deemed to have paid 'market value' for the Plan Shares and this amount will be included in the capital gains tax cost base of the Shares.

Upon sale of the Shares, individuals may be eligible for the 50% capital gains concession if the Shares are held for at least 12 months after the date of acquisition. This concession is available for capital gains which may arise where the ultimate sale proceeds exceed the cost base of the Shares as mentioned above. Note that the date of acquisition of the Shares will be the date the Shares are registered in your name.

Note that the capital gains concession applies to reduce net capital gains by 50%. That is, if any capital losses (or any prior year net capital losses) are offset against any discount gain, only the net amount is subject to the 50% discount before being included in assessable income.

If the Shares are sold for less than their reduced cost base, the difference represents a capital loss. Capital losses can only be offset against capital gains of that, or future, tax years.

5.3 TAXATION TREATMENT IF NO ELECTION MADE

The value of the Shares is taxable as ordinary income where an Election is not made. Generally, the tax liability arises on the third anniversary after acquisition and the taxable amount is based on the value of the Shares at that time. On a subsequent sale (more than 30 days later), any difference between the sales proceeds and the taxable amount will give rise to a capital gain or loss.

If you decide to take up Shares under the Plan but **do not make** the Section 139E Election, you will be assessed on the market value of the Shares at the "cessation time" which will be the earliest of the following events:

— ceasing employment with the MBL group or a Related Company; and

— the third anniversary of acquisition (note that if the third anniversary of acquisition does not fall within a staff trading period, the cessation time will arise on the commencement of the next staff trading period and you may not sell your Shares until that time).

Please note that the Tax Office may take the view that the taxing point arises on the third anniversary of acquisition, not the date you can first trade the Shares.

If you sell the Shares within 30 days of the cessation time, your assessable income will include the net sales proceeds received from the disposal of the Shares. Capital gains tax will not apply to the proceeds of the disposal. Note that the staff trading rules may preclude sales within 30 days of the cessation time.

If you hold the Shares beyond 30 days of the cessation time, your assessable income will include the market value of the Shares at the cessation time, which is calculated by reference to the weighted average of the prices at which MBL shares traded on the ASX during the one week period up to and including the cessation time. The amount included in assessable income then constitutes the cost base of the Shares for capital gains tax purposes.

Individuals may be eligible for the 50% capital gains concession if the Shares are held for at least 12 months after the date of acquisition. This concession is available for capital gains which may arise where the ultimate sale proceeds exceed the cost base of the Shares as mentioned above. The date of acquisition of the Shares will be the date the Shares are registered in your name.

Note that the capital gains concession applies to reduce net capital gains by 50%. That is, if any capital losses (or any prior year net capital losses) are offset against any discount gain, only the net amount is subject to the 50% discount before being included in assessable income. If the Shares are sold for less than their reduced cost base, the difference represents a capital loss. Capital losses can only be offset against capital gains of that, or future, tax years.

5.4 SECTION 139E ELECTION

The text of the Section 139E Election referred to in Section 5.2 is given below. If you choose to make the Election, it must be made in writing prior to the lodgement of your 2002/2003 tax return (or within such further time as the Tax Commissioner allows) and must be retained in your records for five years but does not need to be lodged with the Tax Commissioner unless requested to do so.

NAME OF TAXPAYER: ______________________________

TAX FILE NUMBER (optional): ______________________________

This Election is made under Section 139E of the Income Tax Assessment Act 1936 ('the Act').

I ______________ *(name of taxpayer)* elect that subsection 139B(2) of the Act is to apply to all of the qualifying shares or qualifying rights acquired by me under an employee share acquisition scheme(s) in terms of Division 13A of Part III of the Act in the ____ *(insert relevant year end)* year of income.

Taxpayer's signature: ______________________________

Date: ______________________________

5.5 POSSIBLE ADVERSE EFFECTS OF MAKING THE ELECTION FOR EMPLOYEES WHO PARTICIPATE (OR WILL PARTICIPATE) IN THE MBSSAP OR MBL OPTION PLAN IN 2002/2003

If you have personally participated (or will participate) in the MBSSAP or the Bank's Option Plan during the period 1 July 2002 to 30 June 2003, you should note that the Section 139E Election applies to ALL shares/options acquired during that tax year in question. You should therefore carefully consider its **possibly adverse effect** in relation to such shares or options you personally acquire during the year.

(a) Shares acquired pursuant to the MBSSAP
In relation to MBL shares acquired under the MBSSAP, the effect of the Election is to levy tax on the full market value at the date of acquisition of the shares allocated to you. Any amount included in assessable income under these provisions is also included in the cost base of the share.

(b) MBL Options
In relation to MBL options, the effect of the Election is to levy tax on the full tranche in the year of grant, not exercise. The vesting timetable is irrelevant for these purposes. The amount to be included in your assessable income is calculated using a statutory formula which is based on the ratio of the option strike price to the share's market value at the date of grant. The amount to be included in income is 11.6% of the strike price if the market price is equal to the strike price at that time. More tax is payable if the then market value exceeds the option strike price, and vice versa. As the strike price of the options is set some time before the date of grant, the amount of tax payable cannot be determined until after grant. Any amount included in assessable income under these provisions is also included in the cost base of the option.

If the option expires unexercised you may seek to reopen your tax return and have the tax refunded with interest.

While the exercise of the option is not a further taxing point, the cost base of the share acquired on exercise of the option includes both the cost base of the option and the strike price paid.

(c) Capital gain/loss on sale of share

On sale of the resultant share, the capital gain/loss is calculated by reference to the excess of sales proceeds over the cost base/reduced cost base. Capital gains on the shares are reduced by any un-utilised capital losses of that or previous periods. Only 50% of the resulting net capital gain from the sale of the share is included in the taxable income of the shareholder where the Shares are disposed of under an agreement entered into at least 12 months after the Shares were acquired.

Those affected are strongly recommended to seek appropriate independent advice referable to their circumstances before deciding whether or not to accept this Offer and, if so, whether to make the Election.

6. DESCRIPTION OF MACQUARIE BANK LIMITED

6.1 ISSUED CAPITAL

At 6 November 2002, MBL's issued share capital was as follows:

	Number
Fully paid Ordinary Shares	202,533,103

On 25 August 1999, 1.5 million Converting Preference Shares were issued at $100 each. The Converting Preference Shares pay non-cumulative dividends six monthly at a fixed rate of 7.38% per annum. They convert to ordinary Shares at a predetermined rate on 15 June 2004, although if certain trigger events occur, including the non-payment of a dividend or in the event of MBL being placed into liquidation or wound up, conversion may occur earlier. MBL has the option to convert them to ordinary Shares at any time after 15 June 2003.

On 30 September 1999, 2 million Macquarie Income Securities were issued at $100 each and an additional 2 million at $100 each were issued on 19 November 1999. The Macquarie Income Securities pay interest quarterly at a floating rate of BBSW plus 1.7% per annum, with a minimum interest rate of 7.25% per annum for the period to 15 January 2003. Payment of interest to holders is subject to certain conditions, including the profitability of MBL. They are a perpetual instrument with no conversion rights. They were listed for trading on ASX on 19 October 1999.

Based on a Share price of $22.29 (being the weighted average Share price on ASX over the one week period up to and including 20 November 2002), if all Eligible Employees accept the Offer, approximately153,164 new Shares would be issued or about 0.08% of existing issued Shares.

At 31 October 2002, MBL had on issue 25,472,113 Options over unissued Shares. Of these Options, all are exercisable into one Share per Option. All such Options have been issued (with various exercise prices) pursuant to the Macquarie Bank Employee Share Option Plan.

Changes to the Bank's issued capital and options are normally reported monthly to ASX.

6.2 FINANCIAL INFORMATION

MBL's consolidated financial statements for the six month period ended 30 September 2002 and comment on performance and outlook are contained in MBL's 2002 Interim Report. Further financial information concerning MBL is generally available as described in Section 7.

No funds will be raised by MBL by the issue of Shares under the Plan.

MBL's annual Basic Earnings Per Share (Basic EPS) adjusted for bonus issues for the last five years have been:

Year to 31 March	1998	1999	2000	2001	2002
Basic EPS (c)	88.1	101.3	124.3	138.9	132.8

MBL's EPS for the six months to 30 September 2002 was 91.2 cents per share.

6.3 RIGHTS ATTACHING TO ORDINARY SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of MBL.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of MBL and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Bank. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by representative has one vote on a show of hands and, on a poll, every person present in person or by proxy or attorney has one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

Shareholders have the right to participate in the profits of the Bank through the receipt of dividends. Dividends are a share of the profits of the company. The size of any dividend will depend, among other things, upon the Bank's profitability during the relevant financial year. It is the Bank's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of MBL which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

Shareholders may elect to be paid dividends by way of cheque or direct credit to a nominated bank account. If you wish to have your dividends credited electronically, please complete the relevant section on the Share Application Form.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Bank's Annual Review which provides a comprehensive review of the Bank Group's performance as a whole during the previous financial year. All staff currently receive a copy of the Annual Review at the time of its publication and it and the Financial Statements are available on Macnet.

Winding Up

In the event that the Bank were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer

Subject to the disposal restrictions referred to in Section 3.5 above, the Constitution of MBL, the Corporations Act, any other laws and the Listing Rules, Shares are transferable.

Variation of Rights

The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs

MBL is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

Proportional Takeovers

The Constitution of MBL provides that shareholder approval will be required in relation to proportional takeover schemes.

6.4 TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since being quoted by ASX.

MBL - Share Trading History Since Quotation On ASX

	High	Low	Close	Volume (000s)
1996	8.90	6.50	8.12	67,817
1997	14.25	8.07	11.85	83,024
1998	16.00	11.10	16.00	84,440
1999	26.20	15.85	26.20	73,259
2000	30.00	21.10	28.80	85,375
2001	41.03	26.10	37.45	110,795
2002				
January	37.51	36.10	37.17	8,152
February	37.30	31.10	32.45	23,001
March	34.66	31.95	33.26	10,844
April	33.90	32.28	32.60	8,924
May	32.90	29.10	32.35	17,900
June	32.13	29.10	29.25	16,963
July	29.31	23.19	24.21	24,096
August	25.80	21.83	24.30	18,103
September	24.35	21.28	22.16	10,541
October	22.88	18.75	22.84	16,360
November (up to and inc 26 Nov)	24.32	21.35	22.28	16,248

[Source: Australian Stock Exchange Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 4 above.

6.5 DIVIDEND POLICY

The Bank's distribution policy is that future cash ordinary dividends will be maintained at current levels of 93 cents per share each financial year until such time as the dividends can be fully franked. Thereafter, consideration will be given to increasing ordinary dividends as the Bank's franking capacity increases.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and financial and taxation positions of MBL.

The distributions made by MBL to holders of Shares over the last five years have been as follows:

Period	Cash dividend (cents) per Share	Franking (per cent)
1997/98 Interim	21	100
1997/98 Final	30	100
1998/99 Interim	30	100
1998/99 Final	38	100
1999/00 Interim	34	65
1999/00 Final	52	65
2000/01 Interim	41	70
2000/01 Final	52	70
2001/02 Interim	41	70
2001/02 Final	52	70
2002/03 Interim	41	85

The Bank obtained shareholder approval at the 2001 Annual General Meeting for the introduction of a dividend reinvestment plan ("DRP") for ordinary shareholders. The purpose of seeking shareholder approval was to provide the Bank with access to the fullest possible range of capital raising mechanisms and maximum flexibility should the need arise to raise capital. The DRP came into operation in May 2002 for the dividend payment on 2 July 2002 and remains open.

7. ADDITIONAL INFORMATION

7.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Bank. Employees and their advisers should therefore also have regard to that publicly available information in relation to the Bank before making a decision whether or not to accept the Offer of Shares under this Prospectus.

The Bank is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and half yearly reports. The most recent report is the 2002 Interim Report relating to the six months ended 30 September 2002. This report is available to each participating employee on Macnet. For those without access to Macnet, copies of those documents are available free of charge by contacting Kristen Findlay on (02) 8232 4750. In addition, copies of documents lodged in relation to the Bank may be obtained from, or inspected at, any office of ASIC. A copy of the 2002 Annual Report, 2002 Interim Report and any relevant document lodged by the Bank with ASX since the date of the 2002 Annual Report may be obtained free of charge by contacting Kristen Findlay on (02) 8232 4750.

The 2002 Interim Report contains MBL's consolidated financial statements for the six months to 30 September 2002 and commentary on MBL's performance and developments during that six month period, together with some comments on the outlook for MBL's full year profits.

The Bank is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Bank has an obligation under the Listing Rules (subject to certain exceptions), to notify ASX immediately of any information of which it is or becomes aware concerning the Bank, which a reasonable person would expect to have a material effect on the price or value of Shares.

If participating employees wish to obtain further information about MBL they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

Other than the 2002 Interim Report, none of the information referred to above is incorporated by reference in this Prospectus or is issued with this Prospectus.

7.2 ADMISSION TO OFFICIAL LIST OF ASX

MBL was admitted to the Official List of ASX in 1993 for the purpose of obtaining Official Quotation of Macquarie Bank Capital Notes. Official Quotation of 500,000 Macquarie Bank Capital Notes commenced in April 1993. MBL's category of admission to the Official List was changed to the general admission category, to allow for the quotation of the Shares from 29 July 1996.

In addition, the Bank issued 1,500,000 Converting Preference Shares in August 1999 which are listed on ASX. The Bank and Macquarie Finance Limited also issued 4 million Macquarie Income Securities in the second half of 1999 which are also listed on ASX.

Several waivers from the Listing Rules have been granted to MBL relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal relevant waivers that have been granted can be summarised as follows:

- certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted; and
- confirmation has been obtained that the provisions of the Listing Rules applying to directors of MBL are applicable only to the Voting Directors of MBL.

As part of the process of implementing the Plan, MBL sought and obtained ASX's agreement to certain waivers to facilitate the operation of the Plan. As the Shares to be issued under the Plan will all be issued to staff, various waivers relating to the administration of the Plan (principally concerning the lodgement of documents with ASX) have been granted.

7.3 INTERESTS

The Bank has paid, or agreed to pay Mr John Allpass, a Voting Director of the Bank, $4,000 in connection with his work on the due diligence committee for this Prospectus. PricewaterhouseCoopers has prepared an Independent Review Report contained in the 2002 Interim Report which forms part of this Prospectus. The Bank has paid or agreed to pay approximately $5,000 for its involvement in the preparation of this Prospectus.

7.4 CONSENTS

PricewaterhouseCoopers has given, and has not withdrawn, its consent to the inclusion of the Independent Review Report contained in MBL's 2002 Interim Report in the form and context in which it is included in the Prospectus. Except with respect to the Independent Review Report, PricewaterhouseCoopers has made no statement in this Prospectus or on which a statement made in this Prospectus is based.

7.5 DOCUMENTS AVAILABLE FOR INSPECTION

The following MBL documents are available for inspection during normal business hours at the principal office of MBL at Level 15, No. 1 Martin Place, Sydney NSW 2000, care of the Company Secretary:

- Constitution
- Last five Annual Reports and the 2002 Interim Report
- Rules of the Macquarie Bank Employee Share Plan
- Rules of the Macquarie Bank Employee Share Option Plan
- Rules of the Macquarie Bank Staff Share Acquisition Plan
- MBL Staff Trading Rules
- Terms and Conditions of Converting Preference Shares
- Macquarie Income Securities Prospectus dated 14 October 1999

7.6 SHARE REGISTRY

MBL will maintain an Issuer Sponsored Subregister of holdings of Shares issued pursuant to the Plan, until such Shares become free of the disposal restriction mentioned in Section 3.5 above.

Holdings will not be certificated. Shareholders will instead receive holding statements (similar to bank account statements) giving details of their shareholdings. All shareholders will be identified by a Holder Identification Number or a Shareholder Reference Number.

MBL has appointed Computershare Investor Services Pty Limited to operate its Share register. Contact details are as follows:

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000
or
GPO Box 7045
Sydney NSW 1115

Telephone: (02) 8234 5000
Fax: (02) 8234 5145

Each of the Voting Directors of the Bank has consented to the lodgement of this Prospectus with the Australian Securities and Investments Commission.

GLOSSARY OF TERMS

ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange Limited or the market conducted by it.
Bank	Macquarie Bank Limited (ABN 46 008 583 542).
Board	The Board of Voting Directors of the Bank from time to time.
Constitution	The Constitution of MBL.
Corporations Act	Corporations Act 2001 (Cwlth).
Converting Preference Share	The converting preference shares issued by MBL, the issue of which was approved by shareholders of MBL in general meeting on 18 August 1999.
DRP	MBL Dividend Reinvestment Plan as approved by MBL shareholders at the 2001 Annual General Meeting of MBL.
Eligible Employee	A permanent employee to whom an Offer has been made by the Bank to participate in the Plan and who: • has been continuously employed by the Bank or any subsidiary of the Bank since 1 April 2002; • is still employed by the Bank or any subsidiary of the Bank on the allotment date; • has not tendered a notice of resignation to the Bank or a subsidiary of the Bank at any time up to and including the allotment date and such notice remains on foot as at the allotment date (regardless of whether that employee's last day of employment will be after the allotment date); and • is an Australian resident on both the Closing Date of the Offer and on the allotment date.
Listing Rules	The ASX Listing Rules.
Macquarie Group	The Macquarie Bank Limited Group of Companies.

Macquarie Income Security	A Preference Share and a Holder's Interest which are stapled together. A Preference Share is a non-cumulative preference share in the capital of MBL. A Holder's Interest with respect to a Note (a Note being a direct unsecured obligation of Macquarie Finance Limited) is the entire beneficial interest in the Note.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MBL Option(s)	Option(s) over unissued Shares granted under the Option Plan.
MBSSAP	Macquarie Bank Staff Share Acquisition Plan.
OECD countries	Those countries a member of the Organisation for Economic Co-Operation and Development.
Offer(s)	The offer(s) to Eligible Employees of MBL and subsidiaries of MBL of Shares pursuant to this Prospectus.
Official Quotation	The granting of Official Quotation by ASX to securities issued by MBL, MBL having been admitted to the Official List of ASX.
Option(s)	MBL Option(s).
Option Plan	The Macquarie Bank Employee Share Option Plan adopted by the Board of MBL in 1995.
Participant	An Eligible Employee who accepts an Offer to participate in the Plan and is allotted Shares under the Plan.
Plan	The Macquarie Bank Employee Share Plan.
Share Application Form	The pre-printed personalised application form in respect of Shares the subject of the Offer accompanying this Prospectus.
Share(s)	Fully paid ordinary share(s) in the capital of MBL.
2002 Interim Report	The Interim Report of MBL for the six months to 30 September 2002.

SHARE APPLICATION INSTRUCTIONS

Eligible Employees wishing to participate in the Offer should:

- Complete all remaining details on the Share Application Form, in BLOCK LETTERS;
- Sign and date the Share Application Form in front of a witness; and
- Deliver their completed Share Application Form to Jacclyn McDonald, Level 7, No. 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person to Reception, Level 7, No. 1 Martin Place, Sydney, NSW so as to be received no later than 5.15 pm (Sydney time) on Friday 10 January 2003.

You must use this Share Application Form. If you lose your Share Application Form, or otherwise require a new Share Application Form, contact Jacclyn McDonald on (02) 8232 1155.

LATE APPLICATIONS WILL NOT BE ACCEPTED.

Comments on Share Application Form

The collection of Tax File Numbers is authorised by tax law and the Privacy Act. Quotation is not compulsory but if not quoted by the employee, tax may be required to be deducted from your dividends at the top marginal personal tax rate plus Medicare Levy. For more information about the use of Tax File Numbers, contact your local Australian Taxation Office.

If you wish to have dividends credited directly into an account, please complete the relevant section on the Share Application Form. Note that not all accounts allow direct credit and you should check with your financial institution about your proposed account if you are unsure.

MACQUARIE BANK LIMITED DIRECTORY

PRINCIPAL OFFICE:
No. 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 3
25 National Circuit
Forrest ACT 2603

VOTING DIRECTORS:
D S Clarke (Chairman)
A E Moss (Managing Director)
J G Allpass
L G Cox
M R G Johnson (Deputy Chairman)
B R Martin
H K McCann
H M Nugent

COMPANY SECRETARY:
D Leong

APPLICATION FOR SHARES UNDER MACQUARIE BANK EMPLOYEE SHARE PLAN ("PLAN")

2002 PLAN OFFER

You must be an Eligible Employee to apply for this Offer. To qualify as an Eligible Employee you must be a permanent employee to whom an Offer has been made by the Bank to participate in the Plan and who:

1) Has been continuously employed by the Bank or a subsidiary of the Bank since 1 April 2002; and
2) Is still employed by the Bank or a subsidiary of the Bank on the allotment date; and
3) Has not tendered a notice of resignation to the Bank or a subsidiary of the Bank at any time up to and including the allotment date and such notice remains on foot as at the allotment date (regardless if your last day of employment will be after the allotment date); and
4) Is an Australian resident on both the closing date of the Offer and on the allotment date.

A. IMPORTANT NOTICE

This is an invitation to apply for fully-paid ordinary shares in Macquarie Bank Limited under the 2002 Plan Offer.

Please note that the prospectus in relation to the Macquarie Bank Employee Share Plan ("Prospectus") should be attached to this Application Form. If you have not received the Prospectus in full please contact the Jacclyn McDonald on (02) 8232 1155.

Applicants are strongly advised to read the Prospectus before applying for Macquarie Bank Limited Ordinary Shares under the Offer. The Prospectus contains information about investing in Macquarie Bank Limited Ordinary Shares.

Any person who gives another person access to the Application Form must at the same time and by the same means give the other person access to the Prospectus and any supplementary prospectus.

While the Prospectus is current, Macquarie Bank Limited will send paper copies of the Prospectus, any supplementary prospectus and the Application Form, on request and free of charge by calling the Jacclyn McDonald on (02) 8232 1155.

Applications for the Offer can only be made on the Application Form accompanying the electronic Prospectus in this electronic document or on an Application Form attached to a paper copy of the Prospectus.

The Prospectus is dated 3 December 2002 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. No responsibility for the contents of the Prospectus is taken by the ASIC or ASX. The Offer opens on 10 December 2002 and closes on 10 January 2003 unless otherwise advised by Macquarie Bank Limited. The Prospectus expires on 2 January 2004.

B. REGISTRATION

Name: ______________________ **Employee Number:** __________

Residential address: ______________________

____

C. MACQUARIE BANK LIMITED SHARE HOLDING

Do you already hold Macquarie Bank fully-paid ordinary shares in your own name? Yes ☐ No ☐

D. TAX FILE NUMBER

i) Tax File Number: [ ][ ][ ] [ ][ ][ ] [ ][ ][ ]

OR

ii) Exemption - please specify ______________________

The collection of Tax File Numbers ("TFN") is authorised and their use and disclosure are strictly regulated by the tax laws and Privacy Act 1988 (Cwlth). TFN information supplied on this form will only apply to your Macquarie Bank Limited shareholding. The Privacy Act does not allow TFN details previously notified to Macquarie Bank Limited to be used in relation to this Application. It is not an offence not to provide your TFN. However, if you do not, tax may be deducted from any unfranked portion of dividends at the highest marginal rate. If you quote your TFN or exemption no such tax will be deducted. For details of whether you are exempt, please contact the ATO.

E. DIVIDEND PAYMENTS

If you wish to have your dividends directly credited to a bank account, complete the details below. This is only available for certain accounts with banks, building societies and credit unions in Australia. If unsure of your account details, please check with your financial institution.

Name of financial institution	Type of account
Branch address	BSB number
Account name	Account number

F. YOUR PRIVACY

☐ Please tick the box to acknowledge that you have read and understood the Privacy statement (Your Privacy) at the end of this Application Form and agree to information about you being collected, used and disclosed in accordance with that statement.

G. DECLARATION

I have received the electronic prospectus or a paper copy of the prospectus in relation to the 2002 Macquarie Bank Employee Share Plan.

I hereby accept the invitation to participate in full in the 2002 Plan Offer and apply for fully paid Ordinary Shares in Macquarie Bank Limited.

Signed by the applicant

Witness

Date

Date

PLEASE RETURN THIS ORIGINAL COMPLETED APPLICATION FORM TO JACCLYN MCDONALD BY THE BANK'S INTERNAL MAIL OR IN PERSON TO RECEPTION, LEVEL 7, No 1 MARTIN PLACE, SYDNEY, BY 5.15 PM (SYDNEY TIME) ON 10 JANUARY 2003.

YOUR PRIVACY

Macquarie Bank Limited ("MBL") and Computershare Investor Services Pty Limited ("Computershare") value your privacy and will protect your personal information in accordance with the Privacy Act 1988 (Cwlth).

This privacy statement sets out how information about you will be collected, used and disclosed during your participation in the 2002 Plan Offer.

MBL will receive and process your application. If you do not provide MBL with the information required in the application, it might affect the ability to allow your participation in the 2002 Plan Offer.

MBL will use the information provided by you so that it may supervise the 2002 Plan Offer.

MBL will provide Computershare with certain information contained in your Application Form.

Your bank account and contact details will be provided to Computershare for the purpose of cash payments, eg receipt of dividends.

Computershare will be informed whether or not you already hold MBL fully paid ordinary shares for the purpose of updating the MBL Share Register.

The information that Computershare and MBL holds about you will be used, as needed, to issue your shares, to communicate with you and operate and administer the MBL Share Register.

Computershare may disclose personal information that it holds about you to your bank, if the information is to make payment to you.

Neither MBL nor Computershare will disclose any personal information you provide to anyone else unless you consent to the disclosure or the disclosure is required by law. From 21 December 2001, you will have the right under the Privacy Act 1988 (Cwlth) to request access to information that Computershare and MBL holds about you.

2002 ASIC 19


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

MACQUARIE BANK LIMITED
SUPPLEMENTARY PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

This is a Supplementary Prospectus intended to be read with the prospectus dated 1 July 2002, relating to Options over Shares of Macquarie Bank Limited.

IMPORTANT-PLEASE READ
Supplementary Prospectus dated 3 December 2002

This Supplementary Prospectus is dated 3 December 2002 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. No responsibility as to the contents of this Supplementary Prospectus is taken by the ASIC. Unless otherwise defined in this Supplementary Prospectus, terms defined in the Glossary to the prospectus have the same meaning in this Supplementary Prospectus.

Signed for the purpose of section 351 of the Corporations Act, 2001

....

Name of Company Secretary: DENNIS LEONG

MACQUARIE BANK LIMITED (ABN 46 008 583 542)

1. DESCRIPTION OF MACQUARIE BANK LIMITED

On 28 November 2002, MBL approved the release of its Interim Report to 30 September 2002 ("Interim Report"). The Interim Report contains a discussion of MBL's results and operations for the six month period to 30 September 2002 as well as factors that have impacted upon its financial performance and the outlook for the coming period. The Interim Report should be referred to for details of those matters and is available to each Eligible Executive on Macnet. For those without access to Macnet, copies are available by calling Kristen Findlay on (02) 8232 4750.

MBL's basic earnings per share for the six months to 30 September 2002 were 91.2 cents and the interim ordinary dividend for the period was 41 cents per share franked to 85%.

2. TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since June 2002 on ASX.

MBL - Share Trading History Since June 2002

Period	Monthly Share Price ($)			Monthly Volume (000s)
	High	Low	Close	
2002				
June	32.13	29.10	29.25	16,963
July	29.31	23.19	24.21	24,096
August	25.80	21.83	24.30	18,103
September	24.35	21.28	22.16	10,541
October	22.88	18.75	22.84	16,360
November (up to and including 26 November 2002)	24.32	21.35	22.28	16,248

[Source: Australian Stock Exchange Limited]

3. RISKS TO THE BANK'S FINANCIAL PERFORMANCE

Proposals to harmonise international accounting standards have become topical in recent months. The following should be read as an addition to Part 5.2 ("Risks to the Bank's financial performance") of the prospectus dated 1 July 2002 for the offer of Options over Shares in MBL, having regard to these proposals.

MALLESONS STEPHEN JAQUES

The Commissioner
Australian Securities and Investment Commission
Level 18
No. 1 Martin Place
Sydney NSW 2000

3 December 2002

B Murphy
Partner
Direct Line
+61 2 9296 2262
DX 113

Dear Sir

Macquarie Bank Employee Share Option Plan - Supplementary Prospectus

1 Background

1.1 Macquarie Bank Limited (**"Macquarie"**) lodged with ASIC on 1 July 2002 a prospectus relating to the offer of options over shares of Macquarie to eligible employees of Macquarie (**"Employee Share Option Plan Prospectus"**).

1.2 Macquarie is rolling over the Employee Share Option Plan and is lodging a supplementary prospectus to be read with the Employee Share Option Plan Prospectus (**"Supplementary Prospectus"**).

2 Lodgment

We enclose two originals and one photocopy of the Supplementary Prospectus for lodgment under section 719(1) of the Corporations Act 2001 (Cwlth).

Please call me if you have any questions.

Yours sincerely

Brian Murphy
Partner
Direct line +61 2 9296 2262
Email brian.murphy@mallesons.com


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
03 JUL 14 AM 7:21

MACQUARIE BANK LIMITED
INTERIM REPORT 30 SEPTEMBER 2002


MACQUARIE BANK

Signed for the purpose of section 351 of the Corporations Act, 2001

Name of Company Secretary: DENNIS LEONG

Date: 3 DECEMBER 2002

ACN 008 583 542

CONTENTS

Interim result	1
Directors' report	15
Statement of financial performance	16
Statement of financial position	17
Statement of cash flows	18
Notes to and forming part of the financial statements	
1. Basis of preparation	19
2. Profit from ordinary activities	19
3. Segment information	21
4. Income tax expense	21
5. Dividends and distributions paid or provided	22
6. Earnings per share	23
7. Trading assets	24
8. Other securities	24
9. Loan assets	25
10. Impaired assets	25
11. Notes payable	26
12. Other provisions	26
13. Contributed equity	27
14. Retained earnings and outside equity interests	27
15. Contingent liabilities	28
16. Average statement of financial position	29
17. Acquisition and deconsolidation of Broadcast Australia Holdings Pty Limited	31
Directors' Declaration	33
Independent Review Report	34
Five Year Summary	35

INTERIM REPORT

Macquarie Bank Limited

INTERIM RESULT

Macquarie Bank (the Bank) achieved a record half-year profit in the half-year to 30 September 2002. The result was achieved in a very challenging period marked by turbulent markets. Throughout, the Bank maintained its strong focus on the operating performance of existing and new businesses, whilst continuing to seek opportunities both in Australia and offshore.

Consolidated after tax profit attributable to ordinary shareholders was $183 million, compared with $130 million in the previous corresponding period, an increase of 41 per cent. Profit before tax attributable to ordinary shareholders increased by 50 per cent on the previous corresponding period to $250 million.

The result reflects the strengths and diversity of the Bank's businesses. With global equity markets falling and investment banking businesses globally generally contracting, the Bank was not only able to weather the conditions but significantly increase profits. Particularly strong results were achieved by Treasury and Commodities Group, assisted by volatility in financial markets, and Banking and Property Group, which benefited from flows into property assets from equities. Investment Banking Group made another strong and increased contribution notwithstanding market conditions and the other Groups performed satisfactorily. The Bank benefited from cost initiatives, with the expense to income ratio improving substantially over the prior corresponding period.

The annualised after tax return on average ordinary shareholders' funds was 21.3 per cent. Basic earnings per share (EPS) were 91.2 cents, up 25 per cent from the previous corresponding period. The increase in EPS was due to growth in profit after tax attributable to ordinary shareholders of 41 per cent offset by growth in the weighted average number of issued shares of 12 per cent.

Notwithstanding the excellent profitability achieved, the Bank recognises that during the period, its share price fell significantly as did that of its listed airport fund, Macquarie Airports (MAp). At the Bank's 2002 Annual General Meeting in July and in the Chairman's letter to shareholders of 26 August 2002, we addressed what we saw as the main factors behind the recent drop in our share price. In relation to the Sydney Airport acquisition, MAp was part of the Southern Cross Consortium which included a group of experienced international infrastructure investors. MAp management is working hard to achieve the best results from the assets under management and the benefits of Macquarie's involvement are already evident at Bristol, Birmingham and Sydney airports where forecast results are being exceeded. The Bank remains confident about the long-term value of MAp's airports portfolio.

Total shareholder returns since the Bank's ordinary shares were listed in July 1996 have been strong, outperforming all but two of the companies in the ASX 50 at the time of our listing. We strive to continue this performance. Significant efforts are being directed at increasing international investor interest in the Bank and its specialist funds. We have been very focused on developing a wide range of strategic initiatives to increase market share in our existing businesses and to ensure future sustainable growth in each of our operating Groups.

The Bank's total operating income rose by 23 per cent from the previous corresponding period to $983 million excluding transmission income from the Broadcast Australia Holdings Pty Limited transmission business (formerly ntl Australia Holdings Pty Limited) (BA) which the Bank held for four and a half months. International income was up on the previous six months but slightly down compared to the previous corresponding period reflecting the difficult global market conditions. Domestic income rose 44 per cent on the prior corresponding period.

Fees and commissions contributed 67 per cent of the Bank's income and increased 28 per cent on the previous corresponding period. The increase reflects growth in specialist funds, the corresponding growth in base funds management fees, increased performance fees and strong growth across all Property businesses.

Trading income contributed 22 per cent of the Bank's income and was 11 per cent above the previous corresponding period. Volatility in world commodity markets led to strong client activity in Agricultural Commodities and Metals and Mining Divisions. Foreign Exchange Division consolidated its market share with increased trade flows and Debt Markets Division also had good deal flow. There was a modest recovery in equities trading income on the previous six months, although it was slightly down on the previous corresponding period.

Net interest income contributed 13 per cent of the Bank's income and increased 48 per cent on the previous corresponding period.

In other income, a $20 million gain on the sale of the transmission assets of BA into the newly created Macquarie Communications Infrastructure Group (MCG) and dividend income from equity investments were offset by $61 million in provisions for diminution in the value of the Bank's holdings in MAp and MCG, which were written down to the lower of cost and market at 30 September 2002, in line with the Bank's accounting policies.

INTERIM REPORT
Macquarie Bank Limited

While total operating expenses rose 16 per cent from the previous corresponding period, the benefits of cost control were evident in the reduction in the expense/income ratio from 77.4 per cent to 73.0 per cent. Employment costs represented 72 per cent of operating expenses, slightly up on the previous corresponding period due to an increased provision for performance-based remuneration as a result of the Bank's improved profitability and return on shareholders' funds. The full year cost of performance-based remuneration is dependent upon the Bank's performance over the entire year. Staff profit sharing arrangements, whereby a significant part of the Bank's remuneration expense is subject to performance, have been a key part of the Bank's success and have been in place since the Bank's formation in 1985. Non-employment costs only increased six per cent on the prior corresponding period.

The Bank maintained a strong Tier 1 capital base of approximately $1.9 billion. The Tier 1 capital ratio was slightly reduced to 15.8 per cent with the Bank expanding its specialist funds activities as foreshadowed to shareholders.

All of the Groups contributed to earnings with record results from both Treasury and Commodities and Banking and Property Groups and another strong result from Investment Banking Group.

The Investment Banking Group made a solid and increased contribution despite writedowns on some of its equity investments. The Treasury and Commodities Group contribution increased over 100 per cent compared to the previous corresponding period with significant contributions from Foreign Exchange, Metals and Mining, Treasury and Debt Markets. The Banking and Property Group contribution increased 65 per cent with record results from all of the property businesses, Banking and the Golf and Leisure business. The Equity Markets Group operated profitably despite very difficult market conditions. The diversified nature of Funds Management Group's business enabled it to grow total funds under management by five per cent to $28.3 billion despite difficult global market conditions. The Financial Services Group achieved breakeven as forecast despite tough market conditions.

RELATIVE CONTRIBUTIONS BY OPERATING GROUP (%)

		Half-year to 30 Sept 2002	Full-year to 31 Mar 2002
Investment Banking	Corporate Finance (incorporating Specialist Funds)	31	30
	Structured Finance and Cross-border Leasing	10	11
	Other Investment Banking (including Institutional Broking and Macquarie Capital)	10	20
	Total Investment Banking	51	61
	Treasury and Commodities	25	21
	Banking and Property	18	16
	Equity Markets	3	-
	Funds Management	2	3
	Financial Services	1	(1)
	Total	100	100

The figures set out in this table are relative to the Bank's overall performance and are based on figures before tax and before staff profit sharing. They should be taken as a guide only to relative contributions and are derived from management accounts.

CONSOLIDATED GROUP PROFIT ($ million)

Half-year to 30 September	2002*	2001	Change*
Total operating income	983	800	23%
Total operating expenses	(718)	(619)	16%
Profit before tax	265	181	46%
Income tax expense	(67)	(37)	
Net profit after tax	198	144	
Outside equity interests	(1)	1	
Macquarie Income Securities distribution	(14)	(15)	
Profit attributable to ordinary shareholders	183	130	41%

* Adjusted to exclude the BA transmission income and operating expenses for the holding period from 2 April 2002 to 12 August 2002.

N.B: Pre-tax profit attributable to ordinary shareholders of $250 million was derived using pre-tax profit of $265 million, less outside equity interests in the pre-tax profits of a controlled entity of $1 million, less the distribution of Macquarie Income Securities of $14 million.

CONTRIBUTION TO OPERATING INCOME (%)

Half-year to 30 September	2002	2001
Fee and commission income	67	65
Trading income	22	25
Interest and similar income	13	11
Other	(3)	(1)
Total operating income	100	100

BALANCE SHEET AND CAPITAL ADEQUACY RATIOS

Total assets at 30 September 2002 increased 8 per cent to $32.5 billion from $30.2 billion at 31 March 2002.

Trading assets rose 12 per cent to $5.5 billion from $4.9 billion at 31 March 2002.

Loan assets increased from $9.2 billion at 31 March 2002 to $11.2 billion at 30 September 2002 due to organic growth across most lending businesses.

Other securities also increased, up 21 per cent from $1.9 billion at 31 March 2002 to $2.3 billion. This was due primarily to the Bank's increased holding of equity investments, including MAp and MCG.

Risk weighted assets increased 10 per cent from $10.7 billion at 31 March 2002 to $11.8 billion at 30 September 2002. These movements were a result of asset growth and a change in the mix of risk weighted assets driven by changes in the balance sheet components as described above.

In May 2002, the Bank activated its Dividend Reinvestment Plan for ordinary shareholders in Australia and New Zealand. Approximately 1.7 million new ordinary shares were issued following the final dividend paid in early July 2002.

The Bank's capital adequacy ratio of 16.3 per cent and its Tier 1 ratio of 15.8 per cent continue to well exceed the minimum levels set by the Australian Prudential Regulation Authority.

INTERIM REPORT
Macquarie Bank Limited

CAPITAL ADEQUACY

	30 Sept 2002	31 March 2002	30 Sept 2001
Tier 1 capital ($m)	1,871	1,900	1,822
Total capital ($m)	1,924	2,068	2,095
Risk weighted assets ($m)	11,812	10,650	10,469
Tier 1 ratio (%)	15.8	17.8	17.4
Capital adequacy ratio (%)	16.3	19.4	20.0

IMPAIRED ASSETS

The Bank's credit quality continues to be sound. Impaired assets were $60 million at 30 September 2002, a decrease of $10 million from the previous corresponding period.

IMPAIRED ASSETS (NET OF SPECIFIC PROVISIONS) ($ million)

	30 Sept 2002	31 March 2002	30 Sept 2001
Non-accrual loans	45	34	45
Impaired derivative financial instruments	15	15	25
Total	60	49	70

CREDIT RATINGS

The Bank's credit ratings reflect a history of strong financial performance, the quality and diversity of business activities, a strong management team and well established liquidity and risk management practices. The Bank's credit ratings have recently been affirmed at their current levels.

	Short-term	Long-term
Standard & Poor's	A1	A
Moody's Investors Service	P1	A2
Fitch Ratings	F1	A+

ACCOUNTING PRACTICES AND DISCLOSURE

The headline result for the half-year has been determined using the Bank's accounting policies that have been consistently applied across all the operating Groups. These policies state, for example, that only those assets that are part of the trading portfolio may be carried at market value. All other assets must be recorded at the lower of cost and recoverable amount. As a result of this policy, the Bank has certain listed equity investments that are not held for trading purposes that are carried at values less than the prevailing market value. No profits will be recognised in relation to these investments until they are sold.

The Bank holds analyst briefing sessions on its interim and full year results in November and May respectively. These sessions provide information on the financial results and an operational overview for the period under review. Profit announcements, investor presentations and other material announcements are lodged with ASX immediately and are available on our website. In addition, as part of the Bank's commitment to broaden the investor base, we present at various investment conferences and conduct investor visits throughout the year.

INVESTMENT BANKING GROUP

The Investment Banking Group improved its contribution compared to the prior corresponding period despite difficult market conditions. Activity was strong across all areas of the Group. The result was achieved after accounting for unrealised losses in relation to the Bank's holdings in MAp and MCG securities but without taking into account unrealised gains in respect of the Bank's holding in Macquarie Infrastructure Group (MIG).

Corporate and Structured Finance Division:

- was placed first in the Thomson league tables for value of Australian merger and acquisition transactions for the six months to 30 June 2002; and
- rated second in the equivalent equity capital markets table on total capital raised, and ranked first for Initial Public Offerings completed to 30 June 2002.

During the period, specialised funds under management grew to $14 billion (including undrawn commitments of $1.1 billion) from $11.8 billion ($1.7 billion undrawn).

Activities are aligned into industry groups. Highlights for these groups are discussed below.

Highlights for the Infrastructure and Utilities Group included a leading role in the Southern Cross Consortium's successful bid for Sydney Airport, refinancing Transurban Group's existing debt facilities with a mixture of bank and capital markets facilities totalling approximately $2.02 billion, including the largest single corporate bond issue for an infrastructure asset in Australia to that time, and a continued increase in the number of offshore transactions:

- KESAS toll roads refinancing (advising on an issue of Islamic bonds) in Malaysia;
- project financing for gas meters for United Utilities in the UK;
- advising MIG on the acquisition of an 82 per cent interest in San Diego Expressway Partnership Limited, the concession owner for the SR125 toll road in San Diego, California; and
- advising on the purchase of a 44.7 per cent interest in the Rome airport system.

Highlights for the Industries Groups included:

- the acquisition by the Bank of ntl Australia Holdings Pty Limited (subsequently renamed Broadcast Australia Holdings Pty Limited) from ntl Inc for $850 million;
- continuing international expansion, including advising Village Roadshow on the sale of a Korean cinema business;
- acting in relation to the sale by AXA APH of its health insurance operations for $595 million;
- acting as sole lead manager and underwriter to the issue of $350 million of Reset Preference Shares by Insurance Australia Group Limited ("IAG") and as sole adviser for IAG's subsequent $300 million structured off-market ordinary share buy-back;
- advising Centennial Coal on its $331 million acquisition of the Powercoal assets from the New South Wales Government;
- advising Francisco Gold on a successful C$240 million scrip offer made by Glamis Gold. This was Macquarie's first advisory role on a public company acquisition within North America;
- joint lead manager and underwriter to the successful $720 million non-renounceable shareholder entitlement offer by Qantas;
- adviser to United Group on its acquisition of KFPW;

INTERIM REPORT
Macquarie Bank Limited

- managing and underwriting an issue of $140 million of Reset Preference Units by Macquarie Goodman Capital Trust, the largest hybrid capital raising in the listed property trust sector in 2002 to date; and
- arranging the $354 million initial public offer (IPO) of Macquarie ProLogis Trust, the first property trust IPO since 1999 and the first Australian listed property trust to invest in US industrial property.

Structured Finance and Cross-Border Leasing launched two new fund products during the period, the Macquarie Nine Film fund and the Fusion funds, raising $200 million in total and completed cross-border leasing transactions during the first half for a number of clients including Qantas, SNCB (Belgian rail), Austrian Post and Swisscom.

Infrastructure and Specialised Funds Division continued to experience strong growth in funds under management and management fees as it built upon its world class portfolio of assets. Highlights included launching MCG with the Broadcast Australia business as its seed asset, completing a $1 billion capital raising for MIG for the acquisition of an additional interest in Highway 407 in Toronto and MIG's acquisition of an 82 per cent interest in the SR125 toll road concession.

As part of the Southern Cross Consortium, Macquarie Airports (MAp) acquired an interest in Sydney Airport and, subject to regulatory approvals, will acquire an interest in the Rome airports. The MAp share price, in a tough and negative environment, continues to be a disappointment and, as previously mentioned, is a key focus of management attention. The performance of the overall portfolio of Macquarie's specialist funds, however, continues to be very good.

Macquarie Capital experienced growth in its business both in Australia and internationally. The leasing book (which includes motor vehicles and information technology equipment) grew from $1.8 billion to $2.2 billion during the period.

The profit contribution from the **Institutional Stockbroking Division** and **Macquarie Research Equities** was down in a challenging period. However, brokerage continued its upward trend, reflecting improved sales and research. The client base is now 50 per cent international and 50 per cent domestic, serviced by sales teams located in Sydney, Melbourne, London, Munich, New York , Hong Kong, Wellington and Auckland. The Asian Equities business continued to grow, particularly in Hong Kong where research capacity has expanded to cover 55 per cent of that market (compared with 96 per cent of the combined Australian and New Zealand markets).

Outlook

The Group expects to be able to maintain or improve on its full year contribution last year. Some businesses may be adversely impacted if international equities markets remain depressed. Currently, the deal pipeline is at least as strong as this time last year. Significant transactions currently being undertaken are:

- advising Placer Dome on its bid for AurionGold;
- advising the preferred lenderer for the Western Sydney Orbital; and
- acting in a number of roles in relation to Powerco's acquisition of substantial gas and electricity distribution assets in New Zealand.

TREASURY AND COMMODITIES GROUP

The Group's contribution was up by more than 100 per cent on the prior corresponding period. Strong contributions were made from all major businesses with Foreign Exchange, Treasury, Metals and Mining and Debt Markets Divisions all achieving excellent results. The Group has actively increased its market share as competitors have withdrawn from some of its markets.

Foreign Exchange Division provides 24-hour interbank price-making services in Australian dollar spot, forwards and options and provides interbank pricing in Yen and Euro during the Sydney time zone. Foreign Exchange had a notably good period with very good customer business flows and strong contributions from each business within the Division, with all of them exceeding last year's first half performance. The Internet delivery business initiated 24 months ago is now opening new markets and has generated a sound contribution to the Division's profits and diversity.

Metals and Mining Division provides 24-hour price-making facilities for base and precious metals, as well as loan financing and structured hedging facilities for mining companies and projects. Metals and Mining recorded a strong result for the period, mainly attributable to the performance of the precious metals business.

Debt Markets Division is involved in debt origination and structuring, trading and sales and interest rate derivatives. The Division is independently recognised as a market leader in the arrangement, structuring and placement of rated mortgage, asset-backed and project-based structured deals. Debt Markets finished the period significantly ahead of the prior corresponding period. It was the sole lead in over $1.2 billion of deals and placed $1 billion of paper from those programs.

Treasury Division (formerly Money Market Division) is responsible for the Bank's balance sheet, liquidity and interest rate management. Treasury achieved first half results significantly ahead of the prior corresponding period.

Agricultural Commodities Division provides risk management solutions to the agricultural industry globally, with its core business being the provision of tailored, over-the-counter hedging transactions. Agricultural Commodities had a strong result in line with the previous corresponding period. Agricultural commodity markets are currently showing no signs of the disruptions of the second half of the prior year.

Futures Division maintained its leading position in clearing and number two position in execution on the Sydney Futures Exchange. The Division recorded a good result for the period marginally above the prior corresponding period.

Risk Advisory Services has specialised teams that focus on providing independent risk and financial management advice to clients in commodity markets and treasury. It also has a specialised team responsible for the outsourced management of over $4 billion of debt and asset portfolios for clients. Risk Advisory Services had a strong period, contributing significantly more than in the prior corresponding period.

Outlook

The Group will continue to focus on growing its activities and increasing profitability from existing and new businesses, while maintaining a conservative risk profile. New energy trading and finance businesses focused on international markets are now established but they did not contribute any income to the Group in the first half of this year. The current transaction pipeline is good. However, the markets in which the Group operates, particularly commodities markets, are variable and conditions in these markets will be a major factor in the Group's future performance.

INTERIM REPORT
Macquarie Bank Limited

BANKING AND PROPERTY GROUP

The Banking and Property Group achieved a 65 per cent increase in contribution compared to the prior corresponding period with all the property businesses, Banking and the Golf and Leisure business realising record performances.

Banking achieved a record result with excellent loan growth and low default levels. The business has achieved an improved revenue mix due to the strategic initiatives undertaken to build fee generating businesses and products, fee reviews and the automation of fee collection. The result reflects an increase in gross revenue, cost containment and strong productivity gains from improvements to systems and back-office processes delivered over the past two years.

Margin Lending achieved a record number of transactions for the June peak period. It continued to expand its product offering with the launch of Fusion funds - protected lending on managed funds and the successful implementation of trading in New Zealand securities for New Zealand margin lending clients.

Mortgages and Securitisation funded the highest volume of new mortgages since the establishment of the business. Strategic partnerships with Mortgage House of Australia, Aussie Group and Australia's largest mortgage broker, Australian Finance Group, have resulted in increased market share and diversified originations. Securitisation launched G2 – the Division's second US bond issue for US$1 billion and P8 - a domestic bond issue of $750 million in October 2002.

Golf and Leisure supports our growing involvement in the leisure industry. It includes Medallist Developments, Macquarie's joint venture with Greg Norman's Great White Shark Enterprises, the Macquarie Leisure Trust, and other leisure interests. Medallist continued to expand both in the US and Australia and experienced strong sales across its projects, which have a total of 8,500 residential units in development or developed.

Macquarie Property achieved a record result for the period with all businesses contributing strongly. Total listed and unlisted fund assets under management grew to nearly $5 billion.

Property Investment Banking was responsible for raising $760 million dollars in debt and equity during the last six months. Major activities included a debt financing and arranging role for the $284 million World Square project, one of Sydney's largest commercial developments, and a financial adviser and arranger mandate from the Royal Automobile Club of Victoria (RACV) for the $165 million office, club and conference development in Melbourne.

Property Finance's loan portfolio grew by 20 per cent, as the business continues to fund in excess of $1 billion of residential, commercial, retail and industrial projects across Australia and increasingly in the US.

Property Investment Management completed the largest commercial property syndicate in Australia - Macquarie Martin Place Trust (MMPT) - to own 50 per cent of the $424 million premium grade, No. 1 Martin Place, Sydney building. The balance of the property was purchased by Macquarie Office Trust (MOF). Investors in Macquarie CountryWide (MCW) and MOF earned superior total investment returns relative to respective peer group benchmarks. As a result, significant performance fees were earned by the division for the year ended 30 June 2002. The successful initial public offering of the Macquarie ProLogis Trust, which invests in state-of-the-art North American distribution facilities was a major strategic milestone.

Outlook

The Banking and Property Group is well positioned to maintain its strong performance in the medium term although its contribution in the second half will be down on the first half and in line with the prior corresponding period. It will continue to take advantage of international opportunities in its specialist areas and to consolidate its Australian-based businesses. It will look to continue to replicate its Australian model in offshore markets by leveraging relationships such as with the ProLogis group and develop a foothold in Asian markets where real estate investment trusts legislation is creating opportunities.

EQUITY MARKETS GROUP

Despite extremely difficult market conditions in most stock markets in which the Equity Markets Group operates, the Group operated profitably with the result for the period only marginally down on the prior corresponding period. The composition of the result was similar to the prior corresponding period – the Australian and South African businesses performed strongly, maintaining leading market shares in these markets whilst the Group's Asian and European operations were affected by the poor trading conditions in those markets. The Brazilian business made a small but promising contribution in only its second year of operation.

The **Australian** operation made the most of resilient retail demand during the six months to 30 September 2002. Product issuance, in particular instalment warrants, reached record levels with Macquarie continuing to be the leading issuer. In addition, the business regained its leading market position in vanilla warrants, generating record income levels despite a contraction in overall market volumes. There was also a steady stream of deals in unlisted products throughout the period.

The **South African** equity derivatives venture with The Standard Bank of South Africa produced another good result. Deal flow remained relatively strong for the six months and the business continued to be the leading warrant issuer and market-maker in over-the-counter structured equity derivatives in South Africa. The arrangement terminated in November 2002 and the Bank is currently investigating its options in South Africa.

The **Hong Kong** business continued to suffer from poor retail demand especially in warrants where activity levels have reached six year lows. Notwithstanding this, the business was still profitable with the result being only slightly below the prior corresponding period. During the period, Macquarie maintained its top three position in the warrants market and also successfully introduced a number of innovative products, both listed and unlisted.

The **Japanese** equity derivatives business venture with Mizuho Securities continues to experience very difficult trading conditions, with the Japanese stock market reaching nineteen-year lows. As a result, customer deal flows have remained very subdued. The business is running at break-even, has expanded its staffing resources and is well positioned to take advantage of any improvement in market conditions.

The Group's **European** business, which is now in its third year of operation, incurred a small trading loss for the half-year. The European markets have fallen significantly during the year and this has impacted the business' activity levels. Product issuance has commenced with the initial focus being German warrants and unlisted structured products.

The Group's operations in the **Brazilian** equity derivatives market surpassed expectations and made a small profit in only its second year despite the uncertain political and economic environment. The focus is on providing equity structured products to the sizeable local pension fund industry and the business has already established itself as a significant player in this market segment.

Outlook

Equity Markets Group remains leveraged to market conditions. It is likely that any period of relative stability will lead to an improvement in investor interest and trade volumes. Should this occur, the Group is well positioned to take advantage of trading opportunities as they arise. The Group is investigating its options in South Africa as a matter of priority. It is also at an advanced stage of negotiations for a new joint venture in Korea.

FUNDS MANAGEMENT GROUP

The Funds Management Group is Macquarie Bank's primary manufacturer of funds management products and services and markets its capabilities in the institutional market both in Australia and overseas. The Financial Services Group markets the Group's capabilities in the Australian retail market.

The Group's interim profit contribution for the period was steady.

Despite falls in equity markets, the Group continued to expand with total funds under management increasing by five per cent to $28.3 billion. The International performance was particularly pleasing, with our share of funds under management increasing by 24 per cent to $1.9 billion. Wholesale domestic funds increased five per cent to $15.2 billion and retail domestic funds were up two per cent to $11.2 billion.

Macquarie Funds Management Division operates the Group's wholly-owned businesses in Australia and offshore. The diversity of the Division's business enabled it to continue to increase market share. In particular, strong inflows into the Group's fixed interest (up 35 per cent) and property funds (up 52 per cent) more than offset the impact of worsening equity market conditions. The True Index range of products, which deliver exact index returns for no management fees through an innovative pricing structure, continue to enjoy increasing popularity in the market, with funds under management reaching $1.7 billion.

The Division's enhanced equities operations in Hong Kong and the UK produced encouraging performance relative to their benchmarks.

Exporting the Funds Management Group's expertise and technology, the **International Division** builds independently viable funds management businesses in developing financial markets with strong growth potential. It currently oversees joint ventures in Malaysia (30 per cent interest), with AmMerchant Bank Berhad (formerly Arab-Malaysian Merchant Bank Berhad) and in South Korea (65 per cent interest) with IMM & Co., Ltd.

Total funds under management for the Division's joint ventures increased 24 per cent over the period to $4.1 billion (of which Macquarie's share is $1.9 billion). The Division posted an increased profit contribution for the period, due mainly to the Korean business.

The Malaysian joint venture's funds under management increased by 27 per cent to $2.1 billion over the period. The business is the largest institutional asset manager in Malaysia. Its overall share of the Malaysian private asset management and unit trust market has increased to around 12 per cent.

The Korean joint venture, launched in December 2000, also experienced strong growth in funds under management, increasing 22 per cent to $2 billion. Its recurring operating revenues now exceed operating expenses. The business held a share of around 0.6 per cent of the Korean asset management industry at the close of the period.

Outlook

The Group expects continued strong growth in its international business, particularly in Korea where growth is expected to be supported by Macquarie Life Limited's involvement in the consortium to acquire Korea Life Insurance. Within Australia, increased growth is expected from market share gains in the wholesale business and continuing strong flows into the True Index products. The Division continues to seek opportunities to form ventures in other Asian markets.

FINANCIAL SERVICES GROUP

The Financial Services Group performed well during the half-year to achieve a breakeven result as forecast, despite a depressed sharemarket and reduced investor activity.

Following a period of solid expansion, the Group has concentrated on consolidating its business, communicating with its direct and intermediary clients during the recent market volatility and restructuring to provide a more streamlined management structure with clearer accountabilities.

The Macquarie Cash Management Trust (CMT), the largest CMT in Australia, performed steadily, growing by four per cent to $8.5 billion. The Macquarie CMT has a AAAm rating from Standards & Poor's, the highest rating available to a cash management trust.

There has been continued strong growth in the distribution of products from other Macquarie Bank divisions throughout all of the Group's channels, positioning the Group as the Bank's major retail relationship manager for both direct and intermediary clients.

Macquarie Financial Services, which provides strategic financial planning, broking, investment planning and private banking services continues to be a leader in the full service stock broking market and is growing strongly in the financial planning advice sphere.

Macquarie Adviser Services, the Bank's major relationship manager with the intermediary channel, has strengthened its position as an innovative and long-term partner to the independent financial adviser market.

Within Macquarie Adviser Services, Macquarie Wrap Solutions continued to grow substantially during the first half of the year. Despite the significant impact caused by the market downturn, Macquarie Wrap's Funds Under Administration grew from $3.9 billion to $5.7 billion during the period, making it the fastest growing administration platform in the industry for the June quarter according to market researcher ASSIRT. Macquarie Wrap also led industry inflows for the March quarter.

Macquarie Wrap was named the second place finalist in the ASSIRT Best Master Fund / Wrap Account Award for 2002. Macquarie was also runner up in the overall Adviser Service Award category.

The Group's strategic information technology development program is now almost complete and is expected to be finished by the end of the calendar year but some of the costs will continue to amortise for some years. The overall program will be completed on time and within budget; a significant achievement given the scale of the undertaking and the speed of execution.

A major project aimed at improving the client and adviser experience, while reducing the Group's operating costs, is also near completion.

Outlook

With the imminent completion of the strategic technology and process improvement projects, the Group is well placed to achieve its target of full year profitability by the end of the financial year but the result will depend on market conditions. We expect continued growth in Macquarie Wrap with a focus on functionality and service. Increasing awareness of Macquarie in the retail market and continued commitment to client relationships remain core objectives of the Group.

INTERIM REPORT
Macquarie Bank Limited

DIRECT INVESTMENT

Direct Investment reported a small loss for the period reflecting that there were no realisations during the period. This was principally due to a subdued private equity market and unfavourable exit conditions. The Division's primary focus over the period was on building value within the existing portfolio of 19 investee companies.

Almost all of these companies are performing at or ahead of plan, and the expectation is that several of these will be realised during the second half of the year. During the period, strong operating performances were reported by JB Hi-Fi, SCIA and Automotive Parts Group (Repco) all of which have contributed to a very encouraging start for Macquarie Investment Trust III (MIT III). In Bond Street Investments, CH4 Pty Ltd was awarded preferred bidder status to supply gas to the Townsville power station and this company entered into a 15 year gas supply contract for that purpose.

Outlook

During the half-year, discussions were intitiated with trade buyers that have expressed interest in three investee companies and the expectation is that a number of these transactions could close prior to year end. Plans are also well advanced to list another investee company in the New Year. Assuming these transactions are completed, the Division should report good earnings for the full year.

With all existing trusts now effectively fully invested, fundraising commenced in July 2002 with the launch of Macquarie Investment Trust IV. Commitments of approximately $90 million have been received to date. A first close is expected by January 2003.

TOTAL GROUP FUNDS UNDER MANAGEMENT

Funds under management were $46.9 billion at 30 September 2002, an increase of $5.6 billion from 31 March 2002, resulting from growth across all segments. The Macquarie Cash Management Trust grew to $8.5 billion during the half and continues to be the largest cash management trust in the Australian market. Funds under management are those assets that the Group actively manages and the underlying business is wealth creation. These assets are detailed below:

FUNDS UNDER MANAGEMENT ($ BILLION)

	30 Sept 2002	31 March 2002	30 Sept 2001
Specialist Funds	18.6	14.2	10.0
Funds Management and Financial Services			
- Retail	11.2	11.0	10.8
- Wholesale	17.1	16.1	13.7
Total	46.9	41.3	34.5

INTERIM DIVIDEND

In accordance with its current distribution policy, the Board has resolved to pay an interim ordinary dividend of 41 cents per fully paid ordinary share in respect of the half-year to 30 September 2002 franked to 85 per cent. 11 per cent of the ordinary dividend is sourced from the foreign dividend account – this has no impact on Australian resident shareholders but for offshore resident shareholders, dividend withholding tax will only apply to four per cent of the dividend.

The record date for the ordinary dividend will be 29 November 2002 and it will be paid on 20 December 2002. This represents a payout ratio of approximately 45 per cent of first half earnings. The Dividend Reinvestment Plan activated in May 2002 remains open to Australian and New Zealand resident shareholders to reinvest their dividends in ordinary shares at a 2.5 per cent discount to the prevailing market price.

The Bank will also pay a dividend on the Converting Preference Shares on 16 December 2002. The dividend will be in accordance with the terms of issue of those shares and will also be franked to 85 per cent. The record date for this dividend will be 2 December 2002.

CORPORATE GOVERNANCE

The Board of Voting Directors (the Board) is responsible for Macquarie Bank Limited. The Board recognises the need for its active commitment in ensuring superior financial performance of the Bank, while meeting stakeholders' expectations of sound corporate governance practices. In conjunction with management, the Board has reviewed its corporate governance practices. Some key actions have already been implemented and others are in progress and these are described below.

Board Composition

At the date of this report, the Board comprises eight Voting Directors. Five of these Voting Directors are Non-Executive Directors (NEDs). The Board recognises that independent directors are important in assuring shareholders that the Board is properly fulfilling its oversight role and is diligent in holding senior management accountable for its performance. Regarding this, in October 2002, the Board resolved that its composition should continue to include a majority of non-executive directors and, by 1 July 2003, a majority of independent directors, as defined below.

The maximum number of Voting Directors who may sit on the Board is currently ten. The Board is seeking to make two further appointments of Independent Voting Directors to be made as soon as possible and no later than 30 June 2003.

After reviewing Australian and international formulations, the Macquarie Bank Board has determined that Voting Directors will be considered independent if not a member of management (a Non-Executive Director) and if they meet the following criteria (to the satisfaction of the Board Corporate Governance Committee):

- Is not a shareholder of a company holding more than ten per cent of the Bank's voting stock or an officer of or otherwise associated directly or indirectly with a shareholder holding more than ten per cent of the Bank's voting stock.
- Has not within the last three years been employed in an executive capacity by the company or another group member or been a director after ceasing to hold any such employment.
- Is not a principal or employee of a professional adviser to the Bank and its entities whose billings exceed five per cent of the adviser's total revenues. A Voting Director who is a principal or employee of a professional adviser will not participate in any consideration of the possible appointment of the professional adviser and will not participate in the provision of any service to the Bank by the professional adviser.
- Is not a significant supplier or customer of the Bank or its entities or an officer of or otherwise associated directly or indirectly with a significant supplier or customer. A significant supplier is defined as one whose revenues from the Bank exceed five per cent of the supplier's total revenue. A significant customer is one whose amounts payable to the Bank exceeds five per cent of the customer's total operating costs.
- Has no material contractual relationship with the Bank or any of its associates other than as a director of the Bank.
- Is not a director of any of Macquarie Bank's subsidiaries or responsible entities.

INTERIM REPORT
Macquarie Bank Limited

- Has no other interest or relationship that could interfere with the Voting Director's ability to act in the best interests of the Bank and independently of management.

Board Committees
In October 2002, the Board established a fourth Board committee, the Corporate Governance Committee, to advise the Board on corporate governance matters. The members of the Committee are Kevin McCann (Chairman), Mark Johnson and Barrie Martin. The Committee's responsibilities are documented in a charter and include:

- to undertake an annual review of the alignment of the Board's operations with best corporate governance practice;
- to undertake an annual review of the effectiveness with which Board Committees have discharged their function;
- to oversee the process for the annual review of the Chief Executive Officer and Executive Chairman;
- to approve the corporate governance statements of the Bank and to monitor the corporate governance statements of the Bank's subsidiaries and funds that the Group manages;
- to determine the independence of Voting Directors and monitor the ongoing status of those Directors; and
- to review existing behaviour and ethical guidelines for Voting Directors and consider questions of possible conflict of interest arising for Voting Directors.

In October 2002, the Board resolved that a majority of the members of each Board committee should be independent directors, that the Audit and Compliance Committee will continue to comprise only independent directors and that the Remuneration Committee and the Corporate Governance Committee be chaired by independent directors. As a consequence of this policy, Helen Nugent has replaced David Clarke as Chairman of the Remuneration Committee but he will remain a member of that committee.

Board and Director Performance
One-third of the Board (excluding the Managing Director) must retire at each annual general meeting. In November 2002, the Board approved a policy that a NED be subject to a formal performance appraisal prior to the Board determining whether to recommend the re-election of that NED to shareholders. Furthermore, to ensure the Board has the benefit of regular new input and to avoid the potential for loss of objectivity over time, all new NEDs will retire after twelve years. Transitional arrangements will apply to existing NEDs.

In November 2002, the Board also agreed to a performance self-assessment every year.

Board Processes
The Board normally meets at least once each month. In November 2002, the Board approved a policy that all independent Voting Directors will meet at least once per year in the absence of management and at other times as they shall determine. The convenor of such meetings will be the Chairman of the Corporate Governance Committee.

Corporate Governance in Macquarie-managed Infrastructure Funds
An integral part of the success of Macquarie's Infrastructure Funds Management Business has been its ability to draw upon the resources of the broader Macquarie group, particularly the global advisory team in its Investment Banking Group which contributes strongly in establishing funds, asset sourcing and execution of acquisitions and financings.

To protect the interests of investors, Macquarie applies a governance framework to its specialist funds activities. In November 2002, the Board reviewed and enhanced this framework for the infrastructure funds management business. The key elements are as follows:

- The boards of both the corporate vehicles and the management company/Responsible Entity of the trusts of listed Macquarie managed funds will comprise a majority of independent directors. The definition of independence will be consistent with the Bank's new definition.

INTERIM REPORT
Macquarie Bank Limited

- Related party transactions with Macquarie entities will be clearly identified and governed by rules requiring they be undertaken on arm's length terms.
- Only independent directors make decisions about transactions which involve Macquarie or its affiliates as counterparties. Macquarie directors do not participate in voting on related party matters.
- All related party transactions will be tested by reference to whether they meet market standards. In particular, fee schedules and mandate terms and conditions will be subject to third party expert review.
- There is a separate infrastructure and specialised funds division and staff in this area are dedicated to the funds management business. They serve the interests of unitholders and the boards of the funds.
- All recommendations to fund boards are prepared by funds management staff and all information and analysis supporting the recommendations to the boards are reviewed or prepared by funds management staff.
- Each listed fund has a Managing Director.
- A 'Chinese Wall' operates between the infrastructure funds management business and other parts of the Bank.

Similar principles will apply to property trusts managed by wholly-owned Macquarie entities.

WHAT WE STAND FOR

Macquarie Bank aspires to be a pre-eminent provider of financial services over the long haul.

We recognise that, however our achievements to date are judged, the quest for improvement is never ending. The Macquarie culture is represented by the way in which we act and work together. The values to which we aspire are summarised in six principles:

- Integrity
- Client commitment
- Strive for profitability
- Fulfilment for our people
- Teamwork
- Highest standards

Our commitment to these six principles is vital for continued growth and prosperity.

OUTLOOK

The Bank's diverse businesses enable it to continue to perform well despite challenging market conditions. The Bank has gained market share as its international competitors rationalise their businesses. The Bank has many growth initiatives underway and the current pipeline of transactions is satisfactory. We will also continue to benefit from an ongoing focus on costs.

We are confident about continued growth in our specialist funds although there will be a slowdown in listed infrastructure in Australia in the short-term.

While the Bank's businesses are in good shape both in Australia and internationally, the result for the full year will again be influenced by conditions in the markets in which it operates and the success rate in investment banking transactions.

We currently expect that the second half-year result will be up on the prior corresponding period but lower than the first-half result because of the timing of performance fees and uncertain global markets.

We remain positive about the initiatives which we have in progress and the medium-term outlook for our businesses.

MACQUARIE BANK LIMITED
and its controlled entities

DIRECTORS' REPORT
for the half-year ended 30 September 2002

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the Statement of Financial Position as at 30 September 2002, the Statement of Financial Performance and Statement of Cash Flows of the Bank and its controlled entities (together "the economic entity") for the half-year ended on that date ("the period") and report as follows.

DIRECTORS

At the date of this report Directors of the Bank are:

Executive Directors:
D.S. Clarke, *AO Executive Chairman*
A.E. Moss, *Managing Director*
M.R.G. Johnson, *Deputy Chairman*

Non-Executive Directors:
J.G. Allpass
L.G. Cox, AO
B.R. Martin
H.K. McCann
H.M. Nugent

The above Directors each held office as a Director of the Bank throughout the period.

RESULT

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the period was $183 million (2001: $130 million).

DIVIDENDS AND DISTRIBUTIONS

The Bank paid or provided dividends and distributions during the period as set out in the table below:

Security	Payment Date	Payment Type	$	In respect of year ending/period	
Ordinary shares	2 July 2002	Final	103,219,911	31 March 2002	Paid
	20 December 2002	Interim	83,038,572	31 March 2003	Provided
Macquarie Income Securities	15 April 2002	Periodic	7,150,685	15 January to 14 April 2002	Paid
	15 July 2002	Periodic	7,230,137	15 April to 14 July 2002	Paid
	15 October 2002	Periodic	6,197,260	15 July to 30 September 2002	Provided
Converting Preference Shares	17 June 2002	Periodic	5,519,850	17 December 2001 to 16 June 2002	Paid
	16 December 2002	Periodic	3,214,849	17 June to 30 September 2002	Provided

REVIEW OF OPERATIONS

A review of the operations of the economic entity and the results of those operations for the period are contained in the Chairman's and Managing Director's Interim Report.

ROUNDING OF AMOUNTS

In accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission ("ASIC") amounts in the Directors' Report and the Financial Report have been rounded off to the nearest million dollars unless otherwise indicated.

D.S. Clarke
Director

A.E. Moss
Director

Sydney
13 November 2002

MACQUARIE BANK LIMITED
and its controlled entities

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE for the half-year ended 30 September 2002

	Notes	Half-year to 30 Sept 2002 $'M	Half-year to 31 Mar 2002 $'M	Half-year to 30 Sept 2001 $'M
Interest income		525	487	522
Interest expense		(420)	(357)	(433)
Net interest income	2	105	130	89
Fee and commission income		794	600	610
Fee and commission expense		(132)	(115)	(92)
Net fee and commission income	2	662	485	518
Trading income	2	220	163	198
Net other income/(expenses)	2	52	22	(5)
Total income from ordinary activities		1,039	800	800
Employment expenses	2	(521)	(429)	(430)
Occupancy expenses	2	(45)	(44)	(40)
Non-salary technology expenses	2	(43)	(44)	(35)
Other operating expenses	2	(165)	(109)	(114)
Total expenses from ordinary activities		(774)	(626)	(619)
Profit from ordinary activities before income tax		265	174	181
Income tax expense	4	(67)	(39)	(37)
Profit from ordinary activities after income tax		198	135	144
(Profit)/loss from ordinary activities after income tax attributable to outside equity interests	14	(1)	(1)	1
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*		197	134	145
Distributions paid or provided on Macquarie Income Securities	5	(14)	(14)	(15)
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited		183	120	130
			Cents per share	
Basic earnings per share	6	91.18	60.70	72.70
Diluted earnings per share	6	90.18	62.88	71.41

* There were no valuation adjustments recognised directly in equity.

The accompanying notes form part of the financial statements.

MACQUARIE BANK LIMITED
and its controlled entities

CONSOLIDATED STATEMENT OF FINANCIAL POSITION as at 30 September 2002

	Notes	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
ASSETS				
Cash and liquid assets		360	283	298
Securities purchased under resale agreement		2,895	4,313	3,787
Trading assets	7	5,513	4,864	4,779
Other securities	8	2,288	1,937	1,856
Loan assets	9	11,095	9,209	8,724
Other financial market assets		5,550	4,630	6,844
Other financial assets		1,795	1,927	1,525
Life insurance investment assets		2,473	2,588	2,531
Equity investments		115	102	94
Investments in associates and incorporated joint ventures		109	90	59
Fixed assets		133	135	130
Tax assets		213	156	200
Total assets		32,539	30,234	30,827
LIABILITIES				
Due to other financial institutions		627	565	761
Securities sold under repurchase agreement		2,409	928	1,991
Securities borrowed		1,092	2,359	1,017
Deposits		4,466	4,520	4,206
Notes payable	11	11,412	9,434	9,385
Other financial market liabilities		4,711	3,811	6,167
Tax liabilities		42	17	27
Other financial liabilities		2,017	2,923	1,674
Life insurance policy liabilities		2,429	2,539	2,504
Provisions for dividends and distributions	5	89	109	87
Deferred tax liabilities		119	100	122
Other provisions	12	132	120	113
Total liabilities excluding loan capital		29,545	27,425	28,054
Loan capital				
Subordinated debt		242	242	256
Converting Preference Shares		150	150	150
Total liabilities		29,937	27,817	28,460
Net assets		2,602	2,417	2,367
EQUITY				
Contributed equity				
Ordinary share capital	13	1,096	1,012	980
Macquarie Income Securities	13	391	391	391
Retained earnings	14	717	617	600
Total equity attributable to equity holders of Macquarie Bank Limited		2,204	2,020	1,971
Outside equity interests in controlled entities	14	398	397	396
Total equity		2,602	2,417	2,367

The accompanying notes form part of the financial statements.

MACQUARIE BANK LIMITED
and its controlled entities

CONSOLIDATED STATEMENT OF CASH FLOWS
for the half-year ended 30 September 2002

	Half-year to 30 Sept 2002 $'M	Half-year to 31 Mar 2002 $'M	Half-year to 30 Sept 2001 $'M
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest received	593	444	536
Interest and other costs of finance (paid)	(489)	(345)	(476)
Dividends and distributions received	40	32	29
Fees and other non-interest income received	675	621	528
Fees and commissions (paid)	(127)	(66)	(90)
Net receipts from dealing in financial instruments	379	617	93
(Payments) to suppliers (inclusive of GST)	(34)	(418)	(291)
Employment expenses (paid)	(570)	(298)	(518)
Income taxes (paid)	(63)	(128)	(37)
Life insurance investment income	49	37	47
Life insurance premiums received	957	890	964
Life insurance (policy payments)	(980)	(959)	(987)
Broadcast Australia – net receipts from operations	17	-	-
Net cash flows from operating activities	447	427	(202)
CASH FLOWS FROM INVESTING ACTIVITIES			
Loan assets (granted)	(4,120)	(535)	(3,164)
Proceeds from securitisation of loan assets	2,502	-	2,258
Recovery of loans previously written-off	1	-	1
(Payments) for investment securities	(417)	(237)	(1,551)
Proceeds from the realisation of investment securities	104	73	48
(Payments) for equity investments	(45)	(62)	(16)
Proceeds from the sale of equity investments	7	17	10
(Payments) for fixed assets	(32)	(29)	(48)
Proceeds on sale of fixed assets	11	-	4
(Payments) for life insurance investments	(3,302)	(3,305)	(4,498)
Proceeds on sale of life insurance investments	3,306	3,251	4,590
Broadcast Australia - payment for acquisition, net of cash acquired (refer Note 17)	(296)	-	-
Broadcast Australia – cash deconsolidated (refer Note 17)	(17)	-	-
Net cash flows from investing activities	(2,298)	(827)	(2,366)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in money market and other deposit accounts	1,855	474	1,757
Proceeds from the issue of ordinary share capital	34	34	589
Transaction costs for the placement of ordinary share capital	-	(3)	-
Proceeds from outside equity interest	1	-	394
Dividends and distributions (paid)	(69)	(101)	(112)
Broadcast Australia – net proceeds from borrowings	137	-	-
Net cash flows from financing activities	1,958	404	2,628
Net (decrease)/increase in cash held	107	4	60
Cash at the beginning of the period	243	239	179
Cash at the end of the period	350	243	239

The accompanying notes form part of these financial statements.

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS as at 30 September 2002

1. BASIS OF PREPARATION

This general purpose financial report for the half-year ended 30 September 2002 ("the period") has been prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This financial report comprises the consolidated financial statements of Macquarie Bank Limited ("the Bank") and the entities it controlled at the end of or during the period (together, "the economic entity").

This financial report has been prepared on a historical cost basis. The carrying value of any non-current assets does not exceed their recoverable amount.

In assessing recoverable amounts for particular classes of assets the relevant cash flows have not been discounted to their present values, unless otherwise stated.

It is recommended that this financial report be read in conjunction with the 31 March 2002 annual review and financial report of the economic entity and any public announcements made by the Bank during the period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies are consistent with those of the previous financial year and corresponding periods, unless otherwise stated. Where necessary, comparative figures have been adjusted to conform with changes in presentation at 30 September 2002.

2. PROFIT FROM ORDINARY ACTIVITIES

	Half-year to 30 Sept 2002 $'M	Half-year to 31 Mar 2002 $'M	Half-year to 30 Sept 2001 $'M
Interest income			
Interest income received/receivable	525	487	522
Interest expense paid/payable	(420)	(357)	(433)
Total net interest income	105	130	89
Fee and commission income			
Fee and commission revenue	780	583	598
Fee and commission expense	(132)	(115)	(92)
Income from life insurance business			
- investment revenue and management fees	(39)	131	43
- life insurance policy liabilities	56	(111)	(27)
- direct fees	(3)	(3)	(4)
Total net fee and commission income	662	485	518
Trading income			
Arising from trading instruments	138	109	111
Net gains on foreign currency trading	53	37	50
Dividends and distributions received/receivable			
- other trading assets	29	17	37
Total trading income	220	163	198

MACQUARIE BANK LIMITED
and its controlled entities

2. PROFIT FROM ORDINARY ACTIVITIES (continued)

	Half-year to 30 Sept 2002 $'M	Half-year to 31 Mar 2002 $'M	Half-year to 30 Sept 2001 $'M
Other income/(expenses)			
Broadcast Australia – transmission income	49	-	-
Broadcast Australia – gain on deconsolidation (refer Note 17)	54	-	-
Share of net (losses)/profits of associates and incorporated joint ventures accounted for using the equity method	(5)	4	2
Income arising from other securities	3	15	4
Life insurance income earned on shareholders' funds	3	2	3
Dividends and distributions received/receivable			
- other securities and equity investments	16	4	2
Other income	8	9	7
Total other income	128	34	18
Provision for diminution of equity investments	(67)	-	-
Provision for uncertainties (refer Note 12)	(5)	(2)	(3)
Charge for specific provisions (refer Note 9):			
- provided for during the financial year	(6)	(1)	(15)
- written back during the financial year	3	1	1
- loan losses written off	(1)	(2)	-
- recovery of loans previously written off	1	-	1
Total net charge for provisions	(75)	(4)	(16)
Other expenses	(1)	(8)	(7)
Total other expenses	(76)	(12)	(23)
Net other income/(expenses)	52	22	(5)
Total income from ordinary activities	1,039	800	800
Employment expenses			
Salary, salary related costs, superannuation, performance-related profit share and staff training	(510)	(427)	(423)
Provision for annual leave	(6)	(1)	(5)
Provision for long service leave	(2)	(1)	(2)
Broadcast Australia – employment expenses	(3)	-	-
Total employment expenses	(521)	(429)	(430)
Occupancy expenses			
Operating lease rental	(34)	(31)	(31)
Depreciation: furniture, fittings and leasehold improvements	(7)	(7)	(6)
Other occupancy expenses	(4)	(6)	(3)
Total occupancy expenses	(45)	(44)	(40)
Non-salary technology expenses			
Information services	(16)	(16)	(15)
Depreciation: computer equipment and software	(16)	(16)	(13)
Other non-salary technology expenses	(11)	(12)	(7)
Total non-salary technology expenses	(43)	(44)	(35)
Other operating expenses			
Auditors' remuneration*	(3)	(5)	(2)
Legal and professional fees	(34)	(26)	(25)
Travel expenses	(18)	(21)	(21)
Communication expenses	(8)	(9)	(10)
Depreciation: communication equipment	(2)	(1)	(3)
Other operating expenses	(47)	(47)	(53)
Broadcast Australia – other operating expenses	(53)	-	-
Total other operating expenses	(165)	(109)	(114)
Total expenses from ordinary activities	(774)	(626)	(619)

* *Includes remuneration for audit and other services.*

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
as at 30 September 2002

3. SEGMENT INFORMATION

The economic entity operates as a financial services provider principally in Australia. Some of the economic entity's services and products are offered in locations outside Australia, where they are predominately managed as part of the Australian businesses, not as separate geographic locations.

4. INCOME TAX EXPENSE

Prima facie income tax on profit from ordinary activities is reconciled to the income tax expense charged in the Statement of Financial Performance as follows:

	Half-year to 30 Sept 2002 $'M	Half-year to 31 Mar 2002 $'M	Half-year to 30 Sept 2001 $'M
Income tax (expense) on profit from ordinary activities*	(80)	(52)	(62)
Add/(deduct) tax effect of permanent differences:			
Recoupment of group tax losses	4	5	7
Rate differential on offshore income	6	3	8
Distribution paid/provided on Macquarie Income Securities	4	4	5
Net effect of different tax rates for life insurance business	2	2	2
Rebatable dividend income	1	1	1
Dividend paid/provided on Converting Preference Shares	(2)	(2)	(2)
Effect of change in tax rates	-	-	(2)
Other items	(2)	-	6
	13	13	25
Total income tax (expense)	(67)	(39)	(37)

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 30% (2001: 34%).

The economic entity has a tax year ending on 30 September.

The economic entity is currently subject to an audit by the Australian Taxation Office ("ATO"). Some amended assessments have been issued by the ATO for the 1988 to 1993 years. Other issues of potential taxation liability have been raised but have not yet been subject to the issue of amended assessments. Objections have been lodged in respect of the amended assessments and the other issues of alleged liability are also disputed.

The ATO is also reviewing the interests held by the economic entity in research and development syndicates. Amended assessments have been issued in relation to one of these syndicates, against which objections were lodged and subsequently upheld in the Administrative Appeals Tribunal ("AAT"). On 2 October 2002, the ATO lodged an appeal against the AAT decision with the Federal Court.

In relation to the Macquarie Income Securities, a public ruling has been issued by the ATO suggesting that deductions for distributions on this type of security may not be available. The Bank has received independent legal advice confirming that deductions are available for the distributions provided. An objection has been lodged and has been disallowed. An appeal has been made to the Federal Court.

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

MACQUARIE BANK LIMITED
and its controlled entities

5. DIVIDENDS AND DISTRIBUTIONS PAID OR PROVIDED

	Half-year to 30 Sept 2002 $'M	Half-year to 31 Mar 2002 $'M	Half-year to 30 Sept 2001 $'M
Ordinary share capital			
Interim (41 cents per share)	83	-	81
Final (52 cents per share)	-	103	-
Total dividends provided	83	103	81

The interim ordinary dividend provided for the financial year ending 31 March 2003 is 85% franked at the 30% corporate tax rate. The interim and final dividends paid for the financial year ended 31 March 2002 were 70% franked at the 30% corporate tax rate.

On 8 May 2002, the Directors resolved that they would activate the Dividend Reinvestment Plan ("the DRP") effective for the dividend to be paid on 2 July 2002. The DRP was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

On 2 July 2002, 1,679,485 fully paid ordinary shares were issued at $29.60 per share pursuant to the DRP (refer Note 13).

Convertible Preference Shares

Dividends on these shares of $5.5 million (2001: $5.5 million) have been charged to the Statement of Financial Performance as interest expense in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

The dividends paid on 17 June 2002 and 17 December 2001 were 70% franked at the 30% corporate tax rate. The dividend to be paid on 16 December 2002 will be 85% franked at the 30% corporate tax rate.

Macquarie Income Securities			
Distributions paid (net of distributions previously provided)	8	8	9
Distributions provided	6	6	6
Total distributions paid or provided	14	14	15

The distributions paid and provided in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments".

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
as at 30 September 2002

6. EARNINGS PER SHARE

	Half-year to 30 Sept 2002 $'M	Half-year to 31 Mar 2002 $'M	Half-year to 30 Sept 2001 $'M
		Cents per share	
Basic earnings per share	**91.18**	60.70	72.70
Diluted earnings per share	**90.18**	62.88	71.41
Reconciliation of earnings used in the calculation of basic earnings per share			
Profit from ordinary activities after income tax	**198**	135	144
Loss from ordinary activities after income tax attributable to outside equity interests	**(1)**	(1)	1
Distributions paid or provided on Macquarie Income Securities	**(14)**	(14)	(15)
Total earnings used in the calculation of basic earnings per share	**183**	120	130
Reconciliation of earnings used in the calculation of diluted earnings per share			
Earnings used in calculating basic earnings per share	**183**	120	130
Additional interest from paying up potential ordinary shares	**4**	11	10
Interest saving from conversion of Converting Preference Shares	**5**	5	5
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	**3**	11	9
Income tax attributable to adjusted earnings	**(2)**	(6)	(6)
Total earnings used in the calculation of diluted earnings per share	**193**	141	148
		Number of shares	
Weighted average number of shares used in the calculation of basic earnings per share			
Weighted average fully paid ordinary shares	**200,400,414**	197,929,118	179,132,994
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**200,400,414**	197,929,118	179,132,994
Weighted average number of shares used in the calculation of diluted earnings per share			
Fully paid ordinary shares	**200,400,414**	197,929,118	179,132,994
Options	**9,046,571**	21,617,183	22,340,188
Converting Preference Shares	**4,796,316**	4,392,065	6,101,033
Total weighted average number of ordinary shares used in the calculation of diluted earnings per share	**214,243,301**	223,938,366	207,574,215

The weighted average number of fully paid ordinary shares has been calculated using potential ordinary shares in accordance with AASB 1027 "Earnings per Share".

MACQUARIE BANK LIMITED
and its controlled entities

7. TRADING ASSETS

	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
Trading securities			
Listed equity securities	1,760	1,480	1,361
Debt securities	1,266	1,289	1,125
Certificates of deposit	678	620	957
Bank bills	316	350	486
Commonwealth government bonds	667	220	257
Other government securities	579	573	310
Other OECD government securities	24	49	32
Treasury notes	150	225	139
Total trading securities	5,440	4,806	4,667
Other trading assets			
Bullion	73	58	112
Total other trading assets	73	58	112
Total trading assets	5,513	4,864	4,779

8. OTHER SECURITIES

	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
Units and stapled securities held	426	230	155
Less provision for diminution	(70)	(9)	(10)
	356	221	145
Debt investment securities	1,897	1,701	1,695
Unlisted equity investment securities	35	15	16
Total other securities	2,288	1,937	1,856

The market value of certain listed units and stapled securities held at 30 September 2002 was $266 million (2001: $79 million), as compared to a book value of $222 million (2001: $25 million).

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
as at 30 September 2002

9. LOAN ASSETS

	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
Due from other financial institutions			
Lease receivables	12	12	13
Loans and advances	2,074	699	1,760
Total due from other financial institutions	2,086	711	1,773
Due from governments			
Lease receivables	574	522	452
Loans and advances	95	84	174
Total due from governments	669	606	626
Due from other entities			
Other loans and advances	7,749	7,395	5,887
Less specific provisions	(23)	(22)	(25)
	7,726	7,373	5,862
Lease receivables	614	519	463
Total due from other entities	8,340	7,892	6,325
Total loan assets	11,095	9,209	8,724

Governments include Federal, State and Local governments and related enterprises in Australia.

Specific provisions - loan assets			
Balance at the beginning of the period	22	25	12
Provided during the period	6	1	15
Bad debts written off	(2)	(3)	(1)
Written back during the period	(3)	(1)	(1)
Total specific provisions - loan assets	23	22	25
Specific provisions as a percentage of loan assets	0.21%	0.24%	0.29%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

10. IMPAIRED ASSETS

Impaired assets includes loan assets and derivative financial instruments, which are classified as:

Non-accrual loans without specific provisions for impairment	8	1	3
Impaired derivative financial instruments without specific provisions for impairment	15	15	25
Non-accrual loans with specific provisions for impairment	60	55	67
Less specific provisions	(23)	(22)	(25)
Total non-accrual loans with specific provisions for impairment	37	33	42
Impaired derivative financial instruments with specific provisions for impairment	1	1	-
Less specific provisions	(1)	(1)	-
Total impaired derivative financial instruments with specific provisions for impairment	-	-	-
Total net impaired assets	60	49	70
Revenue foregone on impaired assets			
Interest	2	1	2
Total revenue foregone on impaired assets	2	1	2

Revenue recognised in respect of impaired assets was less than $1 million for the half-years ended 30 September 2002 and 2001.

MACQUARIE BANK LIMITED

and its controlled entities

11. NOTES PAYABLE

	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
Euro floating rate notes	**3,516**	3,600	3,570
Euro commercial paper	**3,846**	2,340	1,880
Negotiable certificates of deposit	**2,840**	2,149	2,621
US commercial paper	**422**	609	649
Domestic issued paper	**489**	495	509
Other notes	**299**	241	156
Total notes payable	**11,412**	9,434	9,385
Reconciliation of notes payable by major currency:			
United States dollars	**4,058**	4,586	4,871
Australian dollars	**3,325**	2,656	3,141
Euros	**1,231**	738	197
Hong Kong dollars	**812**	654	356
British pounds	**1,472**	517	465
Japanese yen	**502**	283	354
Other currencies	**12**	-	1
Total notes payable by currency	**11,412**	9,434	9,385

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Programme. Securities are issued for terms varying from one week to 30 years.

12. OTHER PROVISIONS

	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
Provision for uncertainties	**64**	59	57
Provision for annual leave	**41**	36	31
Provision for long service leave	**27**	25	25
Total other provisions	**132**	120	113
Provision for uncertainties			
Balance at the beginning of the period	**59**	57	54
Provided during the period	**5**	2	3
Total provision for uncertainties	**64**	59	57
Provision for uncertainties as a percentage of risk weighted exposures	**0.55%**	0.55%	0.55%

The provision for uncertainties is a general provision and is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures.

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS as at 30 September 2002

13. CONTRIBUTED EQUITY

	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
Ordinary share capital			
Opening balance of 198,499,828 (2001: 175,868,560) fully paid ordinary shares	1,012	980	392
Placement of 14,285,715 ordinary shares on 20 September 2001 at $35 per share	-	-	500
Transaction costs for placement of shares	-	-	(3)
Placement of 509,666 ordinary shares on 6 November 2001 at $35 per share	-	18	-
Issue of 38,880 shares (2001: 45,080) on 18 January 2002 pursuant to the Employee Share Plan at $37.03 per share*	-	1	-
Issue of 1,679,485 shares on 2 July 2002 pursuant to the Dividend Reinvestment Plan at $29.60 per share (refer Note 5)	50	-	-
Issue of 2,353,790 (2001: 6,882,286) shares on exercise of options	34	13	91
Closing balance of 202,533,103 (2001: 197,036,561) fully paid ordinary shares	1,096	1,012	980
Macquarie Income Securities	391	391	391

* The value of these shares was expensed as part of the employee profit share pool.

14. RETAINED EARNINGS AND OUTSIDE EQUITY INTERESTS

	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
Retained earnings			
Balance at the beginning of the period	617	600	551
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited	183	120	130
Dividends provided on ordinary share capital	(83)	(103)	(81)
Total retained earnings	717	617	600
Outside equity interests in controlled entities			
Ordinary share capital	6	6	6
Partnership capital	393	393	393
Accumulated losses	(1)	(2)	(3)
Total outside equity interests in controlled entities	398	397	396

MACQUARIE BANK LIMITED
and its controlled entities

15. CONTINGENT LIABILITIES

	As at 30 Sept 2002 $'M	As at 31 Mar 2002 $'M	As at 30 Sept 2001 $'M
Guarantees (a)	165	142	101
Letters of credit (a)	71	117	73
Underwriting facilities	263	496	47
Undrawn credit facilities	2,082	2,079	1,928
Indemnities (b)	233	213	224
Total contingent liabilities	2,814	3,047	2,373

(a) All external guarantees, other than those noted for Macquarie Investment Management Limited ("MIML") in (c) below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $16.7 million (2001: $16.8 million).

(b) Balance includes indemnities granted to counterparties in respect of termination and default events in cross-border leasing transactions.

(c) MIML covenants that while it acts as Single Responsible Entity of the Macquarie Cash Management Trust, unitholders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unit holder has continuously held units from 28 April 1985, not less than the sum of $1.00: $51.4 million (2001: $53.2 million). At 31 March 2002 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating $8.4 billion (2001: $7.3 billion) and assets aggregating to $8.4 billion (2001: $7.4 billion).

(d) Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary appropriate provisions have been made in the financial report. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position. Information regarding the ATO audit of the Bank is included in Note 4 – Income tax expense.

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
as at 30 September 2002

16. AVERAGE STATEMENT OF FINANCIAL POSITION

	Half-year to 30 Sept 2002		
	Av balance $'M	Inc/(exp) $'M	Av rate %
ASSETS			
Interest bearing assets			
Cash and liquid assets	61	1	3.2
Securities purchased under resale agreement	3,020	66	4.4
Trading assets	3,661	95	5.2
Other securities	1,658	26	3.1
Loan assets	9,780	312	6.4
Other financial assets	15	-	4.3
Total interest bearing assets	18,195	500	
Total non-interest bearing assets	13,766	-	
Total assets	31,961	500	
LIABILITIES			
Interest bearing liabilities			
Due to other financial institutions	1,250	(19)	3.1
Securities sold under repurchase agreements	1,543	(34)	4.4
Securities borrowed	1,168	(33)	5.6
Deposits	4,705	(91)	3.9
Notes payable	9,884	(192)	3.9
Other liabilities	503	(10)	3.9
Loan capital			
Subordinated debt	240	(7)	5.5
Converting Preference Shares	150	(5)	7.4
Total interest bearing liabilities	19,443	(391)	
Total non-interest bearing liabilities	10,007	-	
Total liabilities	29,450	(391)	
Net assets	2,511	109	
EQUITY			
Contributed equity			
Ordinary share capital	1,055		
Macquarie Income Securities	391		
Retained earnings	667		
Total equity attributable to equity holders of the Bank	2,113		
Outside equity interests in controlled entities	398		
Total equity	2,511		

Average interest income and expense in relation to assets and liabilities set off in the Statement of Financial Position in accordance with Accounting Standards is not included in the above analysis. Such interest and expense is shown gross in Note 2 – Profit from ordinary activities in accordance with the requirements of Accounting Standard AASB 1018 "Statement of Financial Performance".

Half-year to 31 Mar. 2002			Half-year to 30 Sept. 2001		
Av. balance $'M	Inc./exp. $'M	Av. rate %	Av. balance $'M	Inc./exp. $'M	Av. rate %
63	1	4.1	53	1	4.2
3,645	74	4.1	3,541	84	4.7
3,756	92	4.9	2,752	74	5.3
1,743	31	3.5	1,369	28	4.1
8,628	268	6.4	8,568	302	7.0
3	-	4.3	75	2	4.9
17,838	466		16,358	491	
12,230	-		12,702	-	
30,068	466		29,060	491	
1,124	(13)	2.4	820	(14)	3.8
2,009	(41)	4.1	1,385	(33)	4.8
1,203	(28)	4.7	855	(23)	5.4
4,374	(78)	3.6	3,878	(92)	4.7
8,372	(152)	3.7	9,884	(234)	4.7
724	(12)	3.3	254	(6)	4.4
250	(7)	5.3	250	(7)	5.6
150	(6)	7.4	150	(5)	7.4
18,206	(337)		17,476	(414)	
9,424	-		9,840	-	
27,630	(337)		27,316	(414)	
2,438	129		1,744	77	
1,057			449		
391			391		
593			573		
2,041			1,413		
397			331		
2,438			1,744		

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
as at 30 September 2002

17.ACQUISITION AND DECONSOLIDATION OF BROADCAST AUSTRALIA HOLDINGS PTY LIMITED

Acquisition

On 2 April 2002, a controlled entity of the Bank, Macquarie Communications Infrastructure Limited ("MCIL"), acquired 100% of the issued capital of ntl Belgium sprl, the chief entity of ntl Australia Holdings Pty Limited, which was subsequently renamed Broadcast Australia Holdings Pty Limited ("BA"). The operating results of BA have been included in the Statement of Financial Performance from the date of acquisition until its deconsolidation on 12 August 2002.

The fair value of assets and liabilities acquired differs from those disclosed in the 31 March 2002 financial statements as a result of valuations being finalised subsequent to acquisition and revisions in the final allocation of the purchase consideration.

Details of the acquisition are as follows:

	$'M
Fair value of net assets acquired	
Cash and other financial assets	63
Fixed assets	527
Intangible assets	405
Payables and provisions	(145)
Borrowings	(517)
Total fair value of net assets acquired	333
Purchase consideration	
Cash consideration	313
Deferred consideration	20
Total purchase consideration	333
Reconciliation of cash movement	
Cash consideration	(313)
Less: cash acquired	17
Total cash outflow	(296)

MACQUARIE BANK LIMITED
and its controlled entities

Deconsolidation

The shares in MCIL and units in the Macquarie Communications Infrastructure Trust were stapled together to form the Macquarie Communications Infrastructure Group ("MCG"). On 12 August 2002, MCG ceased to be a controlled entity of the Bank following the public offering of 115 million stapled securities in MCG. The Bank has retained a holding of 50 million securities, which represents 32.25% of the securities on issue. These securities must be held in escrow for a 12 month period and the Bank has agreed to waive its voting rights during this period.

Details of the deconsolidation are as follows:

	$'M
Carrying value of assets and liabilities deconsolidated	
Cash and other financial assets	61
Fixed assets	492
Intangible assets*	418
Payables and provisions	(104)
Borrowings**	(921)
Total carrying value of assets and liabilities deconsolidated	(54)
Reconciliation of cash movement	
Cash received	-
Less: cash deconsolidated	(17)
Total cash outflow	(17)
Gain on deconsolidation	
MCG loss from ordinary activities after income tax from 2 April to 12 August 2002	(54)
Recoupment of MCG loss from ordinary activities after income tax upon deconsolidation	54
Advisory fees recognised as income upon deconsolidation	30
Gain from holding investment in MCG	20
Total gain on deconsolidation	50

* Includes advisory fees recognised as income by the Bank upon deconsolidation.

** Includes borrowings from the economic entity which were repaid subsequent to 12 August 2002.

In addition, the Bank also earned an underwriting fee of $5 million relating to the initial public offering of securities in MCG.

MACQUARIE BANK LIMITED
and its controlled entities

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 16 to 32:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the economic entity's financial position as at 30 September 2002 and of its performance, as represented by the results of its operations and its cash flows for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

D.S. Clarke
Director

A.E. Moss
Director

Sydney
13 November 2002

MACQUARIE BANK LIMITED
and its controlled entities

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF MACQUARIE BANK LIMITED
as at 30 September 2002

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, set out on pages 16 to 33 is not presented in accordance with :

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the economic entity as at 30 September 2002 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 30 September 2002 is the responsibility of the directors of the Bank. It includes the financial statements for the economic entity, which incorporates the Bank and the entities it controlled during the half-year ended 30 September 2002.

The auditor's role and work

We conducted an independent review of the financial report in order for the Bank to lodge the financial report with the Australian Securities & Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the economic entity's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of Bank personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the economic entity and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers

D.H. Armstrong
Partner

Sydney
13 November 2002

FIVE YEAR SUMMARY

Macquarie Bank Limited

	Years ended 31 March					Half-year
	1998	1999	2000	2001	2002	2003
Financial performance ($million)						
Total income from ordinary activities	665	815	1,187	1,472	1,600	1,039
Total expenses from ordinary activities	498	597	885	1,147	1,245	774
Profit from ordinary activities before income tax	167	218	302	325	355	265
Income tax expense	26	53	79	53	76	67
Profit from ordinary activities	141	165	223	272	279	198
Outside equity interest	-	-	-	1	-	(1)
Macquarie Income Securities distribution	-	-	12	31	29	(14)
Profit from ordinary activities after income tax attributable to ordinary equity holders	141	165	211	242	250	183
Financial position ($million)						
Total assets	7,929	9,456	23,389	27,848	30,234	32,539
Total liabilities	7,348	8,805	22,154	26,510	27,817	29,937
Net assets	581	651	1,235	1,338	2,417	2,602
Risk weighted assets	4,967	4,987	8,511	9,860	10,651	11,812
Total loan assets	3,158	4,002	6,518	7,785	9,209	11,095
Impaired assets (net of provisions)	12	44	23	31	49	60
Share information						
Cash dividends per share (cents per share)						
1st half	21.0	30.0	34.0	41.0	41.0	41.0
2nd half	30.0	38.0	52.0	52.0	52.0	
Total	51.0	68.0	86.0	93.0	93.0	
Basic earnings per share (cents per share)	88.1	101.3	124.3	138.9	132.8	91.2
Share price at 31 March/30 September ($)	14.35	19.10	26.40	27.63	33.26	22.16
Ordinary share capital (million shares) (a)	157.6	161.1	171.2	175.9	198.5	202.5
Market capitalisation at 31 March/30 September (fully paid ordinary shares) ($million)	2,262	3,077	4,520	4,860	6,602	4,488
Ratios						
Return on average ordinary shareholders' funds	26.1%	26.8%	28.1%	27.1%	18.7%	21.3%
Payout ratio	57.9%	67.2%	70.0%	67.5%	73.6%	45.4%
Tier 1 ratio	11.7%	13.0%	14.5%	12.9%	17.8%	15.8%
Capital adequacy ratio	16.4%	17.3%	18.4%	16.0%	19.4%	16.3%
Impaired assets as % of loan assets	0.4%	1.1%	0.3%	0.4%	0.5 %	0.5%
Net loan losses as % of loan assets	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%
Funds under management ($billion)						
Listed	2.3	3.0	4.2	6.9	11.8	15.5
Unlisted						
Retail	8.9	9.8	9.6	10.6	11.7	12.1
Wholesale	10.5	10.0	12.5	13.4	17.8	19.3
Total	21.7	22.8	26.3	30.9	41.3	46.9
Staff numbers	2,474	3,119(b)	4,070(b)	4,467(b)	4,726(b)	4,740(b)

(a) Number of fully paid shares at 31 March/30 Sept, excluding options and partly paid shares.

(b) Includes both permanent staff (full time, part time and fixed term) and contractors (including, consultants and secondees).

CONTACT DIRECTORY

Directory of offices from which Macquarie Bank and/or its subsidiaries conduct operations.

AUSTRALIA

Sydney

No. 1 Martin Place
SYDNEY NSW 2000
Tel: (61 2) 8232 3333
Fax: (61 2) 8232 7780

20 Bond Street
SYDNEY NSW 2000
Tel: (61 2) 8232 3333
Fax: (61 2) 8232 3350

9 Hunter Street
SYDNEY NSW 2000
Tel: (61 2) 8232 3333
Fax: (61 2) 8232 7780

363 George Street
SYDNEY NSW 2000
Tel: (61 2) 8297 0604
Fax: (61 2) 8297 4603

Adelaide

Macquarie Investment Management Limited
Level 2, West Wing
50 Grenfell Street
ADELAIDE SA 5000
Tel: 1800 806 310
Fax: (61 8) 8410 9450

Macquarie Financial Services
Level 1 & 2, West Wing
50 Grenfell Street
ADELAIDE SA 5000
Tel: (61 8) 8203 0200
Fax: (61 8) 8212 4829

Brisbane

Level 1
300 Queen Street
BRISBANE QLD 4000
Tel: (61 7) 3233 5333
Fax: (61 7) 3233 5399

Macquarie Financial Services
Level 12
Comalco Place
12 Creek Street
BRISBANE QLD 4000
Tel: (61 7) 3223 5888
Fax: (61 7) 3229 5999

Macquarie Financial Services
Level 1, Rowes Arcade
235 Edward Street
BRISBANE QLD 4000
Tel: (61 7) 3221 2140
Fax: (61 7) 3229 0356

Gold Coast

Macquarie Financial Services
12 Short Street
SOUTHPORT QLD 4215
Tel: (61 7) 5532 8955
Fax: (61 7) 5532 8731

Gosford

Suite 1
215a Albany Street North
GOSFORD NSW 2250
Tel: (61 2) 4324 2799
Fax: (61 2) 4324 3924

Kalgoorlie

63 Hannan Street
KALGOORLIE WA 6430
Tel: (61 8) 9021 1422
Fax: (61 8) 9021 8133

Melbourne

Level 23
101 Collins Street
MELBOURNE VIC 3000
Tel: (61 3) 9635 8000
Fax: (61 3) 9635 8080

Perth

Level 27
Allendale Square
77 St Georges Terrace
PERTH WA 6000
Tel: (61 8) 9224 0666
Fax: (61 8) 9224 0633

Macquarie Financial Services
Level 28
Allendale Square
77 St Georges Terrace
PERTH WA 6000
Tel: (61 8) 9224 0688
Fax: (61 8) 9224 0695

Shepparton

Macquarie Financial Services
Shop 10, 127 Fryers Street
SHEPPARTON VIC 3630
Tel: (61 3) 5822 2876
Fax. (61 3) 5822 1583

Sunshine Coast

Macquarie Financial Services
69 Mary Street
NOOSAVILLE QLD 4566
Tel: (61 7) 5474 1608
Fax: (61 7) 5474 2359

Toowoomba

Macquarie Financial Services
Old Post Office Building
140 Margaret Street
TOOWOOMBA QLD 4350
Tel: (61 7) 4639 2588
Fax: (61 7) 4639 3905

Townsville

Macquarie Financial Services
Ground Floor
51 Sturt Street
TOWNSVILLE QLD 4810
Tel: (61 7) 4771 6089
Fax: (61 7) 4771 6244

CONTACT DIRECTORY

Directory of offices from which Macquarie Bank and/or its subsidiaries conduct operations.

AUSTRIA

Vienna

Macquarie Capital GmbH
Wienerbergstrasse 11
Tower East, 31. Floor
1100 Vienna
AUSTRIA
Tel: (43 1) 205 300 20
Fax: (43 1) 205 300 30

BRAZIL

Sao Paulo

Macquarie Brazil Limitada
Rua Jeronimo da Veiga
45 - 14 andar cj. 141
Sao Paulo SP 04536-000
BRASIL
Tel: (55 11) 3066 2600
Fax: (55 11) 3167 3807

CANADA

Toronto

Macquarie North America Ltd
8th Floor
121 King Street West
Toronto
Ontario MH5 3T9
CANADA
Tel: (1 416) 594 0200
Fax: (1 416) 594 0020

Vancouver

Macquarie North America Ltd
Suite 1780 - Royal Centre
1055 West Georgia Street
Vancouver
CANADA
Tel: (1 604) 605 3944
Fax: (1 604) 605 1634

CHINA

Shanghai

Macquarie Securitisation Shanghai Co., Ltd
Suite 5C, Lvl 5
Dong Yi Building
88-90 Chang Shu Road
Shanghai PRC 200040
CHINA
Tel: (86 21) 6249 2212
Fax. (86 21) 6249 2810

First China Property Group Limited
City Center Tower B
100 Zun Yi Road
Hong Qiao
Shanghai 200051 PRC
CHINA
Tel: (86 21) 6237 1112
Fax: (86 21) 6237 1387

Tianjin

Macquarie Property China
No 145 Mu Nan Dao
Heping District
Tianjin, 300050
CHINA
Tel: (86 22) 2313 4528
Fax: (86 22) 2313 4529

GERMANY

Frankfurt

Macquarie Corporate Finance
Beethovenstraße 18
D-60325 Frankfurt/Main
GERMANY
Tel: (49 69) 7474 9710
Fax: (49 69) 7474 9797

Munich

Stollbergstrasse 22
80539 Munich
GERMANY
Tel: (0049) 89 290530
Fax: (0049) 89 2905320

HONG KONG

Macquarie Services (HK)
Macquarie Equities Options
17/F Citic Tower
1 Tim Mei Avenue
Central
HONG KONG
Tel: (85 2) 2823 3700
Fax: (85 2) 2823 3790

Macquarie Real Estate Asia Limited
19/F Citic Tower
1 Tim Mei Avenue
Central
HONG KONG
Tel: (85 2) 2295 5911
Fax: (85 2) 2295 3768

JAPAN

Tokyo

Macquarie (Japan) Limited
Taisho Seimei Hibiya
Building 10F
9-1 Yurakucho 1-Chome
Chiyoda-ku
Tokyo 100-0006
JAPAN
Tel: (81 3) 5220 2727
Fax: (81 3) 5220 2726

Mizuho Securities
C/- Mizuho Securities Co Ltd
Level 6
Otemachi First Square
1-5-1, Otemachi Chiyodo-ku
Tokyo 100-0004
JAPAN
Tel: (81 3) 5208 3268
Fax: (81 3) 3516 7227

KOREA

Seoul

Macquarie International Limited
Seoul Branch
4F Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755
KOREA
Tel: (822) 3782 2200
Fax: (822) 3782 2298

Shinhan Macquarie Financial Advisory Co. Ltd
Macquarie Capital Korea Ltd.
8th Floor
Hanwha Building
110 Sokong-Dong
Chung-Ku, Seoul 100-755
KOREA
Tel: (822) 3705 8500
SMFA fax: (822) 3705 8555
Mac Cap fax: (822) 3705 8585

Kookmin Bank
Level 8
Kookmin Bank Building
9-1, 2-Ka, Namdaemun-Ro
Choong-ku
Seoul 100-703
KOREA
Tel: (822) 317 2218
Fax: (822) 317 2778

Macquarie Korea
Seoul Branch
4F Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul, 100-755
KOREA
Tel: (822) 3782 2200
Fax: (822) 3782 2299

Macquarie - IMM Asset Management Limited
4th Floor
Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul, 100-070
KOREA
Tel: (822) 3782 2300
Fax: (822) 3782 2400

MALAYSIA

Kuala Lumpur

Macquarie (Malaysia) Sdn Bhd
Level 12
Menara Dion
27 Jalan Sultan Ismail
50250 Kuala Lumpur
MALAYSIA
Tel: (60 3) 2381 3081
Fax: (60 3) 2381 3082

Labuan

Macquarie Bank Limited (Labuan Branch)
Unit Level 3 (A) Main Office Tower
Financial Park Labuan
Jalan Merdeka
87000 Federal Territory Labuan
MALAYSIA
Tel: (60 87) 583 080
Fax: (60 87) 583 088

NEW ZEALAND

Auckland

Level 14
Phillips Fox Tower
209 Queen Street
Auckland 1
NEW ZEALAND
Tel: (64 9) 357 6931
Fax: (64 9) 309 6220

Christchurch

Lvl 17, Forsyth Barr House
764 Colombo Street
Christchurch
NEW ZEALAND
Tel: (64 3) 366 8851
Fax: (64 3) 366 8852

Wellington

Ground Floor
Lombard House
85 Customhouse Quay
Wellington
NEW ZEALAND
Tel: (64 4) 462 4999
Fax: (64 4) 462 4900

SINGAPORE

Macquarie (Asia) Pte Ltd.
Macquarie Securities (Asia) Pte Limited
23 Church Street
#11-05 Capital Square
SINGAPORE 049481
Tel: (65) 6536 3875
Fax: (65) 6536 3926

SOUTH AFRICA

Cape Town

InnoFin (Pty Ltd)
Tuscan Park Block A
C/- Old Oak & Twist Street
Durbanville 7550
SOUTH AFRICA
Tel: (27 21) 917 9171
Fax. (27 21) 917 9223

Macquarie Africa (Proprietary) Limited
Macquarie Africa (Pty) Limited
Ground Floor, Kildare House
Fedsure Oval, 1 Oakdale Road
Newlands 7700
Cape Town
SOUTH AFRICA
Tel: (27 21) 683 9355
Fax: (27 21) 683 8565

Johannesburg

Standard Bank of South Africa
C/- Standard Bank of South Africa
Level 4, Entrance 1
3 Simmonds Street
Johannesburg 2001
SOUTH AFRICA
Tel: (27 11) 636 0100
Fax: (27 11) 636 2822

ABSA Bank
C/- ABSA Bank
Level 1, 170 Main Street
Johannesburg 2001
SOUTH AFRICA
Tel: (27 11) 350 8392
Fax: (27 11) 350 2519

Macquarie Africa (Proprietary) Limited
2nd Floor, West Tower
Sandton Square
Cnr Fifth & Maude Street
Sandton 2146
Johannesburg
SOUTH AFRICA
Tel: (27 11) 881 5930
Fax: (27 11) 881 5861

SWITZERLAND

Geneva

7, Rue Georges-Leschot
1205 Geneva
SWITZERLAND
Tel: (41 22) 800 2338
Fax: (41 22) 800 2336

UNITED KINGDOM

London

Level 29 & 30, CityPoint
1 Ropemaker Street
LONDON EC2Y 9HD
Tel: (44 20) 7065 2000
Fax: (44 20) 7065 2071

CONTACT DIRECTORY

Directory of offices from which Macquarie Bank and/or its subsidiaries conduct operations.

UNITED STATES OF AMERICA

Chicago

Macquarie Real Estate Inc.
11 S LaSalle Street
4th Floor
Chicago, Illinois 60603
USA
Tel: (1 312) 499 8511
Fax: (1 312) 499 8587

Houston

Macquarie Energy Capital
Two Allen Center
1200 Smith Street
Suite 1140
Houston, Texas 77002
USA
Tel: (1 713) 986 3600
Fax: (1 713) 986 3610

Jupiter

Medallist Developments Pty Ltd
1070 East Indiantown Road
Suite 208
Jupiter FL 33458
USA
Tel: (1 561) 743 9062
Fax: (1 561) 743 2406

Memphis

Macquarie Mortgage U.S.A., Inc.
5125 Elmore Road, Suite 6
Memphis, TN 38134
USA
Tel: (1 901) 322 7400
Fax: (1 901) 322 7402

New York

Macquarie Equities (USA) Inc.
Macquarie Corporate Finance (USA) Inc.
Rockefeller Centre
600 Fifth Avenue, 21st Flr
New York NY 10020
USA
Tel: (1 212) 548 6555
Fax: (1 212) 399 8930

San Diego

Macquarie Electronics
11440 W. Bernardo Ct.
Suite 366
San Diego, CA 92127
USA
Tel: (1 858) 207 1092
Fax: (1 858) 207 1097

San Jose

Macquarie Electronics
19925 Stevens Creek Blvd.
Suite 162
Cupertino, CA 9501
USA
Tel: (1 408) 973 7842
Fax: (1 408) 973 7277

Seattle

Macquarie Real Estate Finance Inc.
City Centre Building
1420 Fifth Avenue, Suite 2975
Seattle, Washington 98101
USA
Tel: (1 206) 674 3380
Fax: (1 206) 674 3394

INVESTOR RELATIONS

Tel: (61 2) 8232 3250
Fax: (61 2) 8232 4330

REGISTERED OFFICE

Level 3
25 National Circuit
FORREST ACT 2603
Tel: (61 2) 6225 3000

SHARE REGISTRY

Computershare Investor Services Pty Ltd
GPO Box 7045
SYDNEY NSW 1115
Tel: (61 2) 8234 5000
Fax: (61 2) 8234 5050

www.macquarie.com.au





ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

03 JUL 14 7:21

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

Docimage

Request Number 4929349.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175771	2	12/12/02

Requested on 22/05/03 at 17:23.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183





Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if:

1. section 12 were modified or varied by adding the following subsection:

"(6) For the purposes of an associate reference in:

(a) section 610;

(b) the definition of "substantial holding" in section 9; and

(c) section 671B;

no association arises between a Put Warrant issuer and a Put Warrant holder merely because of the Put Warrant."

2. section 609 were modified or varied by inserting after subsection 609(6) the following subsections:

"(6A) A Put Warrant issuer does not have a relevant interest in a security merely because:

(a) the Put Warrant holder has an option, under the terms of the Put Warrant, to require the Put Warrant issuer to acquire the security; or

(b) under the Put Warrant or a trust securing the obligations of the Put Warrant issuer or Put Warrant holder under the Put Warrant, the Put Warrant issuer can exercise power to control the voting or disposal of the security only where:

(i) the option under the Put Warrant is exercised; or

(ii) the option under the Put Warrant expires unexercised; or

(iii) the Put Warrant issuer enforces the terms of the trust; or

(iv) the Put Warrant holder defaults under the Put Warrant,

unless and until an event referred to in this paragraph (b) occurs.

(6B) If a Put Warrant issuer has a relevant interest in a security because subsection (6A) ceases to apply, the Put Warrant issuer is taken to acquire a relevant interest in the security at that time, by a transaction in relation to the security.

(6C) For the purposes of this section and subsection 12(6):

(a) A "Put Warrant" is a put warrant in relation to Equity Securities for the purposes of the operating rules of Australian Stock Exchange Limited which:

(i) was issued pursuant to an Offering Circular or Product Disclosure Statement; and

(ii) has been admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited.

(b) A "Put Warrant issuer" is a person who has issued a Put Warrant.

(c) A "Put Warrant holder" is a person who has a legal or equitable interest in a Put Warrant.

(d) "Offering Circular" has the same meaning as is given in the operating rules of Australian Stock Exchange Limited."

SCHEDULE A

1. Macquarie Bank Limited, ACN 008 583 542, as the issuer of an instalment warrant pursuant to an offering circular for 7 Series of "Macquarie Trading Instalments" which is substantially in the form of that provided to ASIC on 25 June 2002, being a put warrant over securities of entities listed on a stock market of the Australian Stock Exchange Limited.
2. A person who acquires and holds a Put Warrant, for the period the person holds the Put Warrant.
3. Any person who, but for this instrument, would have a relevant interest in, or voting power in relation to, any securities as a result of a person acquiring or holding a Put Warrant.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Interpretation

For the purposes of Schedules A and B, "Put Warrant" and "Put Warrant issuer" have the meanings given to those terms above in this instrument.

Dated this 12th day of December 2002

Signed by Justin Sam
as a delegate of the Australian Securities and Investments Commission

2002 ASIC 22



A S I C

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929350.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175770	2	12/12/02

Requested on 22/05/03 at 17:25.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC
Gippsland Mail Centre
VIC 3841

14-22 Grey Street
Traralgon, Victoria
Australia

Telephone 03 5177 3700
DOCIMAGE Help Desk 03 5177 3001
Facsimile 03 5177 3183





Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if:

1. section 12 were modified or varied by adding the following subsection:

"(6) For the purposes of an associate reference in:

(a) section 610;

(b) the definition of "substantial holding" in section 9; and

(c) section 671B;

no association arises between a Put Warrant issuer and a Put Warrant holder merely because of the Put Warrant."

2. section 609 were modified or varied by inserting after subsection 609(6) the following subsections:

"(6A) A Put Warrant issuer does not have a relevant interest in a security merely because:

(a) the Put Warrant holder has an option, under the terms of the Put Warrant, to require the Put Warrant issuer to acquire the security; or

(b) under the Put Warrant or a trust securing the obligations of the Put Warrant issuer or Put Warrant holder under the Put Warrant, the Put Warrant issuer can exercise power to control the voting or disposal of the security only where:

(i) the option under the Put Warrant is exercised; or

(ii) the option under the Put Warrant expires unexercised; or

(iii) the Put Warrant issuer enforces the terms of the trust; or

(iv) the Put Warrant holder defaults under the Put Warrant,

unless and until an event referred to in this paragraph (b) occurs.

(6B) If a Put Warrant issuer has a relevant interest in a security because subsection (6A) ceases to apply, the Put Warrant issuer is taken to acquire a relevant interest in the security at that time, by a transaction in relation to the security.

(6C) For the purposes of this section and subsection 12(6):

(a) A "Put Warrant" is a put warrant in relation to Equity Securities for the purposes of the operating rules of Australian Stock Exchange Limited which:

(i) was issued pursuant to an Offering Circular or Product Disclosure Statement; and

(ii) has been admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited.

(b) A "Put Warrant issuer" is a person who has issued a Put Warrant.

(c) A "Put Warrant holder" is a person who has a legal or equitable interest in a Put Warrant.

(d) "Offering Circular" has the same meaning as is given in the operating rules of Australian Stock Exchange Limited."

SCHEDULE A

1. Macquarie Bank Limited, ACN 008 583 542, as the issuer of an instalment warrant pursuant to an offering circular for 5 Series of "Macquarie Trading Instalments" which is substantially in the form of that provided to ASIC on 20 August 2002, being a put warrant over securities of entities listed on a stock market of the Australian Stock Exchange Limited.
2. A person who acquires and holds a Put Warrant, for the period the person holds the Put Warrant.
3. Any person who, but for this instrument, would have a relevant interest in, or voting power in relation to, any securities as a result of a person acquiring or holding a Put Warrant.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Interpretation

For the purposes of Schedules A and B, "Put Warrant" and "Put Warrant issuer" have the meanings given to those terms above in this instrument.

Dated this 12th day of December 2002

Signed by Justin Sam
as a delegate of the Australian Securities and Investments Commission





ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

03 JUL 1? ... 7:21

D o c I m a g e

Request Number 4929358.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175768	2	12/12/02

Requested on 22/05/03 at 17:31.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183



Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if:

1. section 12 were modified or varied by adding the following subsection:

"(6) For the purposes of an associate reference in:

(a) section 610;

(b) the definition of "substantial holding" in section 9; and

(c) section 671B;

no association arises between a Put Warrant issuer and a Put Warrant holder merely because of the Put Warrant."

2. section 609 were modified or varied by inserting after subsection 609(6) the following subsections:

"(6A) A Put Warrant issuer does not have a relevant interest in a security merely because:

(a) the Put Warrant holder has an option, under the terms of the Put Warrant, to require the Put Warrant issuer to acquire the security; or

(b) under the Put Warrant or a trust securing the obligations of the Put Warrant issuer or Put Warrant holder under the Put Warrant, the Put Warrant issuer can exercise power to control the voting or disposal of the security only where:

(i) the option under the Put Warrant is exercised; or

(ii) the option under the Put Warrant expires unexercised; or

(iii) the Put Warrant issuer enforces the terms of the trust; or

(iv) the Put Warrant holder defaults under the Put Warrant,

unless and until an event referred to in this paragraph (b) occurs.

(6B) If a Put Warrant issuer has a relevant interest in a security because subsection (6A) ceases to apply, the Put Warrant issuer is taken to acquire a relevant interest in the security at that time, by a transaction in relation to the security.

(6C) For the purposes of this section and subsection 12(6):

(a) A "Put Warrant" is a put warrant in relation to Equity Securities for the purposes of the operating rules of Australian Stock Exchange Limited which:

(i) was issued pursuant to an Offering Circular or Product Disclosure Statement; and

(ii) has been admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited.

(b) A "Put Warrant issuer" is a person who has issued a Put Warrant.

(c) A "Put Warrant holder" is a person who has a legal or equitable interest in a Put Warrant.

(d) "Offering Circular" has the same meaning as is given in the operating rules of Australian Stock Exchange Limited."

SCHEDULE A

1. Macquarie Bank Limited, ACN 008 583 542, as the issuer of an instalment warrant pursuant to an offering circular for 1 Series of "Macquarie Instalments" which is substantially in the form of that provided to ASIC on 26 July 2002 being a put warrant over securities of entities listed on a stock market of the Australian Stock Exchange Limited.

2. A person who acquires and holds a Put Warrant, for the period the person holds the Put Warrant.

3. Any person who, but for this instrument, would have a relevant interest in, or voting power in relation to, any securities as a result of a person acquiring or holding a Put Warrant.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Interpretation

For the purposes of Schedules A and B, "Put Warrant" and "Put Warrant issuer" have the meanings given to those terms above in this instrument.

Dated this 12th day of December 2002

Signed by Justin Sam
as a delegate of the Australian Securities and Investments Commission

2002 ASIC 24



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929359.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175772	2	12/12/02

Requested on 22/05/03 at 17:33.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183



Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if section 609 of the Act were modified or varied by inserting after subsection 609(6) of the following subsection:

"(6A) Subsection (2) applies to a person (the "trustee") who would otherwise have a relevant interest in securities as a trustee under a trust for the purpose of satisfying rights or obligations of the issuer or holder of warrants despite:

(a) the trustee having any of the following discretions under the terms of the trust deed relating to the warrants:

(i) discretions where the issuer or holder of the warrants becomes insolvent or breaches a term of the warrants; or

(ii) discretions in relation to bonus issues, rights issues, returns of capital, security splits, security consolidations or other reconstructions of capital affecting the securities; or

(iii) discretions in relation to a takeover bid for or a scheme of arrangement affecting the issuer of the securities but not in relation to voting or disposal of the securities; or

(iv) discretions to lend the securities; or

(b) the holder of the warrant not having a presently enforceable or unconditional right of the kind referred to in subsection 608(8);

where:

(c) the warrants are issued and admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited; and

(d) the trustee holds the securities in trust, except where it has lent the securities under a discretion referred to in subparagraph (a)(iv); and

(e) if the trustee exercises any of the discretions referred to in paragraph (a), it does so on ordinary commercial terms or in an ordinary commercial manner as the case requires."

SCHEDULE A

Belike Nominees Pty Limited, ACN 008 604 966, as security trustee in relation to instalment warrants issued by Macquarie Bank Limited, ACN 008 583 542 (Issuer), for the purpose of securing the obligations of an issuer or holder of warrants, being warrants issued pursuant to an offering circular for 7 Series of "Macquarie Trading Instalments" which is substantially in the form of that provided to ASIC on 25 June 2002.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Dated this 12th day of December 2002

Signed by Justin Sam
as a delegate of the Australian Securities and Investments Commission

2002 ASIC 25



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

03 JUL 15 7:21

D o c I m a g e

Request Number 4929352.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175769	2	12/12/02

Requested on 22/05/03 at 17:25.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183



Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if section 609 of the Act were modified or varied by inserting after subsection 609(6) of the following subsection:

"(6A) Subsection (2) applies to a person (the "trustee") who would otherwise have a relevant interest in securities as a trustee under a trust for the purpose of satisfying rights or obligations of the issuer or holder of warrants despite:

(a) the trustee having any of the following discretions under the terms of the trust deed relating to the warrants:

(i) discretions where the issuer or holder of the warrants becomes insolvent or breaches a term of the warrants; or

(ii) discretions in relation to bonus issues, rights issues, returns of capital, security splits, security consolidations or other reconstructions of capital affecting the securities; or

(iii) discretions in relation to a takeover bid for or a scheme of arrangement affecting the issuer of the securities but not in relation to voting or disposal of the securities; or

(iv) discretions to lend the securities; or

(b) the holder of the warrant not having a presently enforceable or unconditional right of the kind referred to in subsection 608(8);

where:

(c) the warrants are issued and admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited; and

(d) the trustee holds the securities in trust, except where it has lent the securities under a discretion referred to in subparagraph (a)(iv); and

(e) if the trustee exercises any of the discretions referred to in paragraph (a), it does so on ordinary commercial terms or in an ordinary commercial manner as the case requires."

SCHEDULE A

Belike Nominees Pty Limited, ACN 008 604 966, as security trustee in relation to instalment warrants issued by Macquarie Bank Limited, ACN 008 583 542 (Issuer), for the purpose of securing the obligations of an issuer or holder of warrants, being warrants issued pursuant to an offering circular for 5 Series of "Macquarie Trading Instalments" which is substantially in the form of that provided to ASIC on 20 August 2002.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Dated this 12th day of December 2002

Signed by Justin Sam
as a delegate of the Australian Securities and Investments Commission

119787

2002 ASIC 26

ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929347.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175767	2	12/12/02

Requested on 22/05/03 at 17:23.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183





Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if section 609 of the Act were modified or varied by inserting after subsection 609(6) of the following subsection:

"(6A) Subsection (2) applies to a person (the "trustee") who would otherwise have a relevant interest in securities as a trustee under a trust for the purpose of satisfying rights or obligations of the issuer or holder of warrants despite:

(a) the trustee having any of the following discretions under the terms of the trust deed relating to the warrants:

(i) discretions where the issuer or holder of the warrants becomes insolvent or breaches a term of the warrants; or

(ii) discretions in relation to bonus issues, rights issues, returns of capital, security splits, security consolidations or other reconstructions of capital affecting the securities; or

(iii) discretions in relation to a takeover bid for or a scheme of arrangement affecting the issuer of the securities but not in relation to voting or disposal of the securities; or

(iv) discretions to lend the securities; or

(b) the holder of the warrant not having a presently enforceable or unconditional right of the kind referred to in subsection 608(8);

where:

(c) the warrants are issued and admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited; and

(d) the trustee holds the securities in trust, except where it has lent the securities under a discretion referred to in subparagraph (a)(iv); and

(e) if the trustee exercises any of the discretions referred to in paragraph (a), it does so on ordinary commercial terms or in an ordinary commercial manner as the case requires."

SCHEDULE A

Belike Nominees Pty Limited, ACN 008 604 966, as security trustee in relation to installment warrants issued by Macquarie Bank Limited, ACN 008 583 542 (Issuer), for the purpose of securing the obligations of an issuer or holder of warrants, being warrants issued pursuant to an offering circular for 1 Series of "Macquarie Instalments" which is substantially in the form of that provided to ASIC on 26 July 2002.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Dated this 12th day of December 2002

Signed by Justin Sam
as a delegate of the Australian Securities and Investments Commission

2007 ASIC 27



ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

03 JUN 11 PM 7:21

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929346.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018620786	2	19/12/02

Requested on 22/05/03 at 17:22.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC
Gippsland Mail Centre
VIC 3841

14-22 Grey Street
Traralgon, Victoria
Australia

Telephone 03 5177 3700
DOCIMAGE Help Desk 03 5177 3001
Facsimile 03 5177 3183

ASIC registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number 10287 suburb/city SYDNEY STOCK EXCHANGE

ASS CASH PROC REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name MACQUARIE BANK LIMITED
A.C.N. 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 25/11/02 to 19/12/02

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
PLEASE SEE ANNEXURE A			

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name DENNIS LEONG capacity SECRETARY

sign here [signature] date 19/12/02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Macquarie Bank Limited

ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 207 Allotment of Shares signed by me and dated 19 December 2002

Secretary
19/12/02

Class of Share	Number Issued	Amount (if any) paid, or agreed to be considered as paid, per share	Amount unpaid (if any) per share
ORD	66,505	$14.29	$Nil
ORD	11,334	$14.31	$Nil
ORD	5,666	$14.46	$Nil
ORD	10,000	$14.47	$Nil
ORD	200,484	$18.51	$Nil
ORD	1,666	$20.01	$Nil
ORD	666	$23.94	$Nil

Total Shares Issued 296,321

2002 ASIC 28

ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929344.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018617787	2	20/12/02

Requested on 22/05/03 at 17:21.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC
Gippsland Mail Centre
VIC 3841

14-22 Grey Street
Traralgon, Victoria
Australia

Telephone 03 5177 3700
DOCIMAGE Help Desk 03 5177 3001
Facsimile 03 5177 3183

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

ASIC registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED
office, level, business name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

ASS. REQ-A CASH. REQ P PROC

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B & 601CV(1)

Notification of
change to officeholders

corporation name MACQUARIE BANK LIMITED
ACN or ARBN 008 583 542

ASIC

20 DEC 2002

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name given names
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name given names
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements

family name given names
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) JOHNSON | given names MARK RODERICK GRANGER
date of birth (d/m/y) 08 / 11 / 1940 | Is this person also an alternate director? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name NO 1 MARTIN PLACE
suburb/city SYDNEY | state/territory NSW | postcode 2000
country (if not Australia) | date of change (d/m/y) 6 / 12 / 2002

APPROVAL NUMBER: 389

family name (previously notified) | given names
date of birth (d/m/y) / / | Is this person also an alternate director? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city | state/territory | postcode
country (if not Australia) | date of change (d/m/y) / /

NB: *If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)*

Signature

I certify that the information in this form is true and correct.

print name DENNIS LEONG | capacity SECRETARY.

sign here [signature] | date 11 / 12 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

2002 ASIC 29

DocImage

Request Number 4929343.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018751260	1	23/12/02

03 JUL 17 PM 7:21

Requested on 22/05/03 at 17:20.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 2.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

ASIC registered agent number
lodging party or agent name
office level building name or PO Box no
street number & name
suburb/city
telephone
facsimile
DX number
Reference

D/E

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name Macquarie Bank Limited
A.C.N. 008 583 542

RECEIVED
23 DEC 2002
ASIC
SSC

Details of the issue

date of issue (d/m/y) 20 December 2002 or period of issue (d/m/y) from to

Class of shares - show only details of shares which have been issued

class code	full title
ORD	

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,233,101	$22.86	Nil

1. Have all shares been issued for cash only? Yes X No ☐
   If Yes, lodge this form. No other forms are required. If No, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name DENNIS LEONG Capacity SECRETARY

sign here [signature] date 20/12/02

Small business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins


2002 ASIC 30



ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929339.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175885	2	24/12/02

Requested on 22/05/03 at 17:19.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183




AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION

Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if:

1. section 12 were modified or varied by adding the following subsection:

"(6) For the purposes of an associate reference in:

(a) section 610;

(b) the definition of "substantial holding" in section 9; and

(c) section 671B;

no association arises between a Put Warrant issuer and a Put Warrant holder merely because of the Put Warrant."

2. section 609 were modified or varied by inserting after subsection 609(6) the following subsections:

"(6A) A Put Warrant issuer does not have a relevant interest in a security merely because:

(a) the Put Warrant holder has an option, under the terms of the Put Warrant, to require the Put Warrant issuer to acquire the security; or

(b) under the Put Warrant or a trust securing the obligations of the Put Warrant issuer or Put Warrant holder under the Put Warrant, the Put Warrant issuer can exercise power to control the voting or disposal of the security only where:

(i) the option under the Put Warrant is exercised; or

(ii) the option under the Put Warrant expires unexercised; or

(iii) the Put Warrant issuer enforces the terms of the trust; or

(iv) the Put Warrant holder defaults under the Put Warrant,

unless and until an event referred to in this paragraph (b) occurs.

(6B) If a Put Warrant issuer has a relevant interest in a security because subsection (6A) ceases to apply, the Put Warrant issuer is taken to acquire a relevant interest in the security at that time, by a transaction in relation to the security.

(6C) For the purposes of this section and subsection 12(6):

(a) A "Put Warrant" is a put warrant in relation to Equity Securities for the purposes of the operating rules of Australian Stock Exchange Limited which:

(i) was issued pursuant to an Offering Circular or Product Disclosure Statement; and

(ii) has been admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited.

(b) A "Put Warrant issuer" is a person who has issued a Put Warrant.

(c) A "Put Warrant holder" is a person who has a legal or equitable interest in a Put Warrant.

(d) "Offering Circular" has the same meaning as is given in the operating rules of Australian Stock Exchange Limited."

SCHEDULE A

1. Macquarie Bank Limited, ACN 008 583 542, as the issuer of an instalment warrant pursuant to an offering circular for 34 Series of "Macquarie Hot Instalments" which is substantially in the form of that provided to ASIC on 4 April 2002, being a put warrant over securities of entities listed on a stock market of the Australian Stock Exchange Limited.

2. A person who acquires and holds a Put Warrant, for the period the person holds the Put Warrant.

3. Any person who, but for this instrument, would have a relevant interest in, or voting power in relation to, any securities as a result of a person acquiring or holding a Put Warrant.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Interpretation

For the purposes of Schedules A and B, "Put Warrant" and "Put Warrant issuer" have the meanings given to those terms above in this instrument.

Dated this 24th day of December 2002

Signed by Ben Ghosh
as a delegate of the Australian Securities and Investments Commission


2002 ASIC 31



A S I C

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929336.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175887	2	24/12/02

Requested on 22/05/03 at 17:18.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION

Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if:

1. section 12 were modified or varied by adding the following subsection:

"(6) For the purposes of an associate reference in:

(a) section 610;

(b) the definition of "substantial holding" in section 9; and

(c) section 671B;

no association arises between a Put Warrant issuer and a Put Warrant holder merely because of the Put Warrant."

2. section 609 were modified or varied by inserting after subsection 609(6) the following subsections:

"(6A) A Put Warrant issuer does not have a relevant interest in a security merely because:

(a) the Put Warrant holder has an option, under the terms of the Put Warrant, to require the Put Warrant issuer to acquire the security; or

(b) under the Put Warrant or a trust securing the obligations of the Put Warrant issuer or Put Warrant holder under the Put Warrant, the Put Warrant issuer can exercise power to control the voting or disposal of the security only where:

(i) the option under the Put Warrant is exercised; or

(ii) the option under the Put Warrant expires unexercised; or

(iii) the Put Warrant issuer enforces the terms of the trust; or

(iv) the Put Warrant holder defaults under the Put Warrant,

unless and until an event referred to in this paragraph (b) occurs.

(6B) If a Put Warrant issuer has a relevant interest in a security because subsection (6A) ceases to apply, the Put Warrant issuer is taken to acquire a relevant interest in the security at that time, by a transaction in relation to the security.

(6C) For the purposes of this section and subsection 12(6):

(a) A "Put Warrant" is a put warrant in relation to Equity Securities for the purposes of the operating rules of Australian Stock Exchange Limited which:

(i) was issued pursuant to an Offering Circular or Product Disclosure Statement; and

(ii) has been admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited.

(b) A "Put Warrant issuer" is a person who has issued a Put Warrant.

(c) A "Put Warrant holder" is a person who has a legal or equitable interest in a Put Warrant.

(d) "Offering Circular" has the same meaning as is given in the operating rules of Australian Stock Exchange Limited."

SCHEDULE A

1. Macquarie Bank Limited, ACN 008 583 542, as the issuer of an instalment warrant pursuant to an offering circular for 35 Series of "Macquarie Instalments" which is substantially in the form of that provided to ASIC on 4 April 2002, being a put warrant over securities of entities listed on a stock market of the Australian Stock Exchange Limited.

2. A person who acquires and holds a Put Warrant, for the period the person holds the Put Warrant.

3. Any person who, but for this instrument, would have a relevant interest in, or voting power in relation to, any securities as a result of a person acquiring or holding a Put Warrant.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Interpretation

For the purposes of Schedules A and B, "Put Warrant" and "Put Warrant issuer" have the meanings given to those terms above in this instrument.

Dated this 24th day of December 2002

Signed by Ben Ghosh
as a delegate of the Australian Securities and Investments Commission

2002 ASIC 32



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D o c I m a g e

Request Number 4929341.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175883	2	24/12/02

Requested on 22/05/03 at 17:19.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if:

1. section 12 were modified or varied by adding the following subsection:

"(6) For the purposes of an associate reference in:

(a) section 610;

(b) the definition of "substantial holding" in section 9; and

(c) section 671B;

no association arises between a Put Warrant issuer and a Put Warrant holder merely because of the Put Warrant."

2. section 609 were modified or varied by inserting after subsection 609(6) the following subsections:

"(6A) A Put Warrant issuer does not have a relevant interest in a security merely because:

(a) the Put Warrant holder has an option, under the terms of the Put Warrant, to require the Put Warrant issuer to acquire the security; or

(b) under the Put Warrant or a trust securing the obligations of the Put Warrant issuer or Put Warrant holder under the Put Warrant, the Put Warrant issuer can exercise power to control the voting or disposal of the security only where:

(i) the option under the Put Warrant is exercised; or

(ii) the option under the Put Warrant expires unexercised; or

(iii) the Put Warrant issuer enforces the terms of the trust; or

(iv) the Put Warrant holder defaults under the Put Warrant,

unless and until an event referred to in this paragraph (b) occurs.

(6B) If a Put Warrant issuer has a relevant interest in a security because subsection (6A) ceases to apply, the Put Warrant issuer is taken to acquire a relevant interest in the security at that time, by a transaction in relation to the security.

(6C) For the purposes of this section and subsection 12(6):

(a) A "Put Warrant" is a put warrant in relation to Equity Securities for the purposes of the operating rules of Australian Stock Exchange Limited which:

(i) was issued pursuant to an Offering Circular or Product Disclosure Statement; and

(ii) has been admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited.

(b) A "Put Warrant issuer" is a person who has issued a Put Warrant.

(c) A "Put Warrant holder" is a person who has a legal or equitable interest in a Put Warrant.

(d) "Offering Circular" has the same meaning as is given in the operating rules of Australian Stock Exchange Limited."

SCHEDULE A

1. Macquarie Bank Limited, ACN 008 583 542, as the issuer of an instalment warrant pursuant to an offering circular for 8 Series of "Macquarie Emerging Leader Instalments" which is substantially in the form of that provided to ASIC on 4 April 2002, being a put warrant over securities of entities listed on a stock market of the Australian Stock Exchange Limited.

2. A person who acquires and holds a Put Warrant, for the period the person holds the Put Warrant.

3. Any person who, but for this instrument, would have a relevant interest in, or voting power in relation to, any securities as a result of a person acquiring or holding a Put Warrant.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Interpretation

For the purposes of Schedules A and B, "Put Warrant" and "Put Warrant issuer" have the meanings given to those terms above in this instrument.

Dated this 24thth day of December 2002

Signed by Ben Ghosh
as a delegate of the Australian Securities and Investments Commission

119736

2002 ASIC 33



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

D
o
c
I
m
a
g
e

Request Number 4929342.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175884	2	24/12/02

Requested on 22/05/03 at 17:20.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION

Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if section 609 of the Act were modified or varied by inserting after subsection 609(6) of the following subsection:

"(6A) Subsection (2) applies to a person (the "trustee") who would otherwise have a relevant interest in securities as a trustee under a trust for the purpose of satisfying rights or obligations of the issuer or holder of warrants despite:

(a) the trustee having any of the following discretions under the terms of the trust deed relating to the warrants:

(i) discretions where the issuer or holder of the warrants becomes insolvent or breaches a term of the warrants; or

(ii) discretions in relation to bonus issues, rights issues, returns of capital, security splits, security consolidations or other reconstructions of capital affecting the securities; or

(iii) discretions in relation to a takeover bid for or a scheme of arrangement affecting the issuer of the securities but not in relation to voting or disposal of the securities; or

(iv) discretions to lend the securities; or

(b) the holder of the warrant not having a presently enforceable or unconditional right of the kind referred to in subsection 608(8);

where:

(c) the warrants are issued and admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited; and

(d) the trustee holds the securities in trust, except where it has lent the securities under a discretion referred to in subparagraph (a)(iv); and

(e) if the trustee exercises any of the discretions referred to in paragraph (a), it does so on ordinary commercial terms or in an ordinary commercial manner as the case requires."

SCHEDULE A

Belike Nominees Pty Limited, ACN 008 604 966, as security trustee in relation to instalment warrants issued by Macquarie Bank Limited, ACN 008 583 542 (Issuer), for the purpose of securing the obligations of an issuer or holder of warrants, being warrants issued pursuant to an offering circular for 8 Series of "Macquarie Emerging Leader Instalments" which is substantially in the form of that provided to ASIC on 4 April 2002.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Dated this 24th day of December 2002

Signed by Ben Ghosh
as a delegate of the Australian Securities and Investments Commission



ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre
ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929334.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175886	2	24/12/02

Requested on 22/05/03 at 17:17.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION

Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if section 609 of the Act were modified or varied by inserting after subsection 609(6) of the following subsection:

"(6A) Subsection (2) applies to a person (the "trustee") who would otherwise have a relevant interest in securities as a trustee under a trust for the purpose of satisfying rights or obligations of the issuer or holder of warrants despite:

(a) the trustee having any of the following discretions under the terms of the trust deed relating to the warrants:

(i) discretions where the issuer or holder of the warrants becomes insolvent or breaches a term of the warrants; or

(ii) discretions in relation to bonus issues, rights issues, returns of capital, security splits, security consolidations or other reconstructions of capital affecting the securities; or

(iii) discretions in relation to a takeover bid for or a scheme of arrangement affecting the issuer of the securities but not in relation to voting or disposal of the securities; or

(iv) discretions to lend the securities; or

(b) the holder of the warrant not having a presently enforceable or unconditional right of the kind referred to in subsection 608(8);

where:

(c) the warrants are issued and admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited; and

(d) the trustee holds the securities in trust, except where it has lent the securities under a discretion referred to in subparagraph (a)(iv); and

(e) if the trustee exercises any of the discretions referred to in paragraph (a), it does so on ordinary commercial terms or in an ordinary commercial manner as the case requires."

SCHEDULE A

Belike Nominees Pty Limited, ACN 008 604 966, as security trustee in relation to instalment warrants issued by Macquarie Bank Limited, ACN 008 583 542 (Issuer), for the purpose of securing the obligations of an issuer or holder of warrants, being warrants issued pursuant to an offering circular for 34 Series of "Macquarie Hot Instalments" which is substantially in the form of that provided to ASIC on 4 April 2002.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Dated this 24th day of December 2002

Signed by Ben Ghosh
as a delegate of the Australian Securities and Investments Commission

2002 4935



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929331.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018175888	2	24/12/02

Requested on 22/05/03 at 17:17.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183


AUSTRALIAN SECURITIES
& INVESTMENTS COMMISSION

Australian Securities and Investments Commission
Corporations Act 2001 – Sections 655A and 673 – Modification

Under sections 655A and 673 of the Corporations Act 2001 (the "Act") the Australian Securities and Investments Commission ("ASIC") hereby declares that Chapters 6 and 6C of the Act apply to the class of persons described in Schedule A, in the case referred to in Schedule B, as if section 609 of the Act were modified or varied by inserting after subsection 609(6) of the following subsection:

"(6A) Subsection (2) applies to a person (the "trustee") who would otherwise have a relevant interest in securities as a trustee under a trust for the purpose of satisfying rights or obligations of the issuer or holder of warrants despite:

(a) the trustee having any of the following discretions under the terms of the trust deed relating to the warrants:

(i) discretions where the issuer or holder of the warrants becomes insolvent or breaches a term of the warrants; or

(ii) discretions in relation to bonus issues, rights issues, returns of capital, security splits, security consolidations or other reconstructions of capital affecting the securities; or

(iii) discretions in relation to a takeover bid for or a scheme of arrangement affecting the issuer of the securities but not in relation to voting or disposal of the securities; or

(iv) discretions to lend the securities; or

(b) the holder of the warrant not having a presently enforceable or unconditional right of the kind referred to in subsection 608(8);

where:

(c) the warrants are issued and admitted to trading status in accordance with the operating rules of Australian Stock Exchange Limited; and

(d) the trustee holds the securities in trust, except where it has lent the securities under a discretion referred to in subparagraph (a)(iv); and

(e) if the trustee exercises any of the discretions referred to in paragraph (a), it does so on ordinary commercial terms or in an ordinary commercial manner as the case requires."

SCHEDULE A

Belike Nominees Pty Limited, ACN 008 604 966, as security trustee in relation to instalment warrants issued by Macquarie Bank Limited, ACN 008 583 542 (Issuer), for the purpose of securing the obligations of an issuer or holder of warrants, being warrants issued pursuant to an offering circular for 35 Series of "Macquarie Instalments" which is substantially in the form of that provided to ASIC on 4 April 2002.

SCHEDULE B

The calculation of the relevant interests, voting power or substantial holdings of a person in the class of persons described in Schedule A.

Dated this 24th day of December 2002

Signed by Ben Ghosh
as a delegate of the Australian Securities and Investments Commission

2002 ASIC 36



ASIC

Australian Securities & Investments Commission

ASIC Information Processing Centre

ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929327.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
018852431	2	30/12/02

Requested on 22/05/03 at 17:16.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 3.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

ASIC registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED
office, level, business name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number 10287 suburb/city SYDNEY STOCK EXCHANGE

Australian Securities & Investments Commission

form 304
Corporations Act 2001
205B & 601CV(1)

Notification of
change to officeholders

corporation name MACQUARIE BANK LIMITED
ACN or ARBN 008 583 542

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name BROWN given names DIANE MARY
former names
residential address GOLDSBROUGH APARTMENT HOTEL 243 PYRMONT ST.
suburb/city DARLING HARBOUR state/territory NEW SOUTH WALES postcode 2009
country (if not Australia)
date of birth (d/m/y) 23 / 06 / 1968 place of birth (town/city) TAMWORTH (state/country) NSW
office held & date appointed ☐ director / / ☑ secretary 27 / 12 / 2002
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name given names
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name given names
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director?** ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director?** ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name DENNIS LEOX capacity SECRETARY

sign here [signature] date 27/12/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

Macquarie Bank Limited

VOLUME V

Releases to the Australian Stock Exchange made in 2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,000 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 January 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,098,225	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,372,718	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 3 January 2003.
(Company secretary)

Print name: ..Dennis Leong...........................

= = = = =

+ See chapter 19 for defined terms.

2002 ASX 2

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box [illegible]
Sydney NSW [illegible]

Telephone (61 2) 8232 [illegible]
Facsimile (61 2) 8232 [illegible]
Telex [illegible]
Internet http://www.macquarie.com.au
DX [illegible]
SWIFT MACQAU2S

Money Market 8232 [illegible] Facsimile 8232 [illegible]
Foreign Exchange 8232 [illegible] Facsimile 8232 [illegible]
Metals and Mining 8232 [illegible] Facsimile 8232 [illegible]
Futures 8231 [illegible] Telex 72263
Debt Markets 8232 [illegible] Facsimile 8232 [illegible]

6 January 2003

Company Announcements Office
Australian Stock Exchange Limited


MACQUARIE
BANK


BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 3 January 2003, was 0.043%.

Yours faithfully,

[signature]

Dennis Leong
Company Secretary

2003 ASX 3

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release

Monday January 6, 2003

MACQUARIE SHINHAN JOINT VENTURE ESTABLISHES KOREA'S FIRST INFRASTRUCTURE FUND

Macquarie Bank today announced the establishment of Korea's first private infrastructure fund in a joint venture with Shinhan Financial Group. The Korean Road Infrastructure Fund (KRIF) has raised Won 247 billion (A$370m) from a range of Korean institutional investors, with plans to raise additional funds this year. It will invest predominantly in Korean toll roads and tunnels.

Macquarie Bank and members of the Shinhan Financial Group have committed Won 30 billion (A$45m) and Won 45 billion (A$67m), respectively to KRIF. It is Macquarie's second infrastructure fund using funds sourced specifically from institutions in a foreign market, in this case primarily large Korean insurance companies and pension funds.

The fund is a 10 year closed end fund and is seeking to raise commitments of at least Won 350 billion (A$520m) by mid 2003.

KRIF has secured exclusive or preferred positions to invest in six toll road assets located in Seoul and other major cities in Korea. Of these assets, three are currently operating and three are under construction. All assets have concession rights of 20 years or more.

The Fund will be managed by MSIM (Macquarie Shinhan Infrastructure Management Co., Ltd), a Korean asset management company staffed by executives from Macquarie Bank with expertise in infrastructure asset management, and by executives from Shinhan Bank.

"KRIF is the first specialised road fund in Korea established by the private sector and provides domestic Korean investors with a unique opportunity to invest in a range of local infrastructure projects, " said Mark Ramsey, Chairman of MSIM and Division Director of Macquarie Bank.

"Infrastructure investment represents stable and long term growth for Korean investors. Over the next 10 years it is estimated that 55 percent [Won 109 trillion (A$162m)] of Korea's infrastructure expenditure will be privately financed. As a result we anticipate huge interest in the Fund," he said.

"It is hoped that, in the future, this fund will be floated, thereby giving Korean retail investors the opportunity to invest in this stable asset class," Mr Ramsey said.

Macquarie currently manages more than US$6 billion in ten infrastructure funds, which have direct and indirect investments in more than 30 toll roads around world, including Busan's Soojongsan tunnel and others in Australia, UK, USA, Canada, Germany, Spain, Chile, Portugal and South Africa.

For further information please contact:

Mark Ramsey
Division Director, Macquarie Bank
8232 6018
0414 374 901

Matthew Russell
Macquarie Bank, Public Relations
8232 4102
0410 699 532

2003/5> 4.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

News Release

Embargoed to January 6 2003
20:00 AEST

MACQUARIE TO FORM BUSINESS ALLIANCE WITH KOREA'S WOORI BANK FOR NEW EQUITY DERIVATIVES BUSINESS

Macquarie Bank today signed a Memorandum of Understanding with Woori Bank of Korea to form a business alliance in Korean equity derivatives.

The business alliance will combine Macquarie's technical expertise in equity derivative products and risk management with the resources of a major Korean financial institution.

The Memorandum of Understanding was signed in Seoul on January 6 2003. It is anticipated that the formal agreement establishing the business alliance will be signed during the first quarter of 2003.

Under the terms of the Memorandum of Understanding, Woori Bank will establish a new equity derivatives business in Korea. Macquarie will provide a range of services to Woori including risk management and trading systems, experienced staff and business expertise. Macquarie will receive a fee for its services linked to the success of the business.

Woori Bank is a major Korean commercial bank with an extensive branch network and a strong corporate banking presence. Woori Bank is part of the Woori Financial Group, One of Korea's largest financial groups. Woori is rated BBB by Fitch Ratings, BB+ by Standard & Poor's (with a positive ratings outlook) and Baa2 by Moody's Investors Service.

Macquarie Bank is a dedicated provider of high-quality investment banking and financial services, operating in Australia and throughout selected international markets. Macquarie has existing business alliances in Korea, including with Kookmin Bank in treasury derivatives, and IMM Asset Management in funds management. In September 2002 Macquarie announced that it was part of the successful Hanwha consortium which

acquired 51% of Korea Life. Macquarie also has a business alliance Shinhan Financial Group across the full range of corporate finance activities including project and structured finance and infrastructure funds management. On Monday this week Macquarie and Shinhan announced that they had successfully raised KRW 250 billion for a Korean Road Infrastructure Fund, Macquarie's first international infrastructure fund.

The Head of Macquarie's Equity Markets Group, Ottmar Weiss, said: "Korea is probably the most exciting equity derivatives market in the world right now, and the opportunities for growth and deregulation over the next few years look particularly promising. At the same time there are still significant barriers to entry for foreign firms into the Korean equity derivatives business. The alliance with Woori Bank will allow us to participate in the Korean equity derivatives market with a combination of Macquarie's technology and expertise, with the capital, customer base and market access of a first rate Korean financial institution."

Mr. Chonghwi Lee, Executive Vice President and Head of Corporate Banking Business at Woori said "through this alliance Woori Bank will be able to offer a range of new and exciting products to satisfy the needs of our corporate and institutional clients. The alliance will strengthen the competitive position of Woori in what will be an increasingly active and competitive market, and provide significant revenue generation opportunities for Woori in its own right."

For further information please contact:

Ottmar Weiss
Head of Equity Markets Group
Macquarie Bank Limited (+612 8232 3980)
Korea (+822 3782 2201)

Matthew Russell
Macquarie Public Relations (+612 8232 4102)

2003 ASE 5

08/01 03 WED 11:40 FAX 61 2 82374330 COMPANY SECRETARIAL → COMPANY [illegible] 001

03 [illegible] 7:21



Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

8 January 2003



Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 20 December 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Since the last notification to the ASX, no options have been exercised.

Thus, at 31 December 2002 the number of issued fully paid ordinary $1.00 shares was 204,093,225.

Since the last notification to the ASX, the following new options have been issued:

- 318,500 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142); and
- 12,500 options exercisable at $27.18 each and expiring on 27 December 2007 (MBL0143).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 2,700 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029); and
- 876 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118).

Macquarie Bank Limited
ABN 46 008 583 542

The number of options on issue at 31 December 2002 was 25,377,718, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.61	26/02/2006
MBL0004	5,000	$26.39	27/02/2006
MBL0007	5,000	$26.19	20/03/2006
MBL0010	6,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$26.53	18/04/2006
MBL0015	12,500	$26.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	26/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.48	1/08/2006
MBL0029	4,617,698	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.67	30/08/2006
MBL0040	601,418	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	5,000	$33.95	6/09/2006
MBL0044	25,000	$31.48	6/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.46	25/09/2006
MBL0050	12,500	$35.86	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	256,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0054	1,041	$37.10	2/10/2006
MBL0055	12,500	$38.47	3/10/2006
MBL0056	5,000	$29.72	6/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	16/10/2006
MBL0061	12,500	$37.76	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$38.85	13/11/2006
MBL0067	5,000	$38.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.06	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$38.36	10/12/2006
MBL0075	6,000	$37.65	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$38.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.62	18/03/2007
MBL0083	5,000	$38.85	19/03/2007
MBL0084	5,000	$35.16	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$38.55	27/03/2007
MBL0091	5,000	$35.90	28/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	6,000	$37.32	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	6,000	$35.22	6/04/2007
MBL0097	6,000	$35.59	8/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

<u>As at 31 December 2002</u>

MBL Code	Number	Exercise Price	Expiry Date
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	1,185	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$32.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	5,000	$36.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.16	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,463,458	$30.61	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.08	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	956,680	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.61	10/10/2007
MBL0131	235,900	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.46	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.80	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2002

MBL Code	Number	Exercise Price	Expiry Date
MBL0140	22,200	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	318,500	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBLAAX	5,668	$14.69	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABR	10,000	$13.15	30/04/2003
MBLABY	12	$13.62	14/05/2003
MBLACG	50,000	$14.89	12/08/2003
MBLACJ	28,334	$14.47	21/08/2003
MBLACK	1,168,109	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.64	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACW	5,668	$13.03	26/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$15.89	31/03/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	128,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.62	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.93	4/08/2004
MBLADV	5,669	$14.52	8/08/2004
MBLADW	4,534,638	$18.51	13/08/2004
MBLADX	6,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.38	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004

2003 ASX 6

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

News Release — Embargoed to Wednesday 8 January 2003 AEST

MACQUARIE-ADVISED SCHRODER ASIAN PROPERTY FUND MAKES FIRST ACQUISITIONS IN KOREA

An Asian real estate private equity fund advised by Macquarie Property has completed the acquisition of three office buildings in Seoul, Korea, for A$360 million.

Until these acquisitions, the Schroder Asian Properties LP (SAP) fund had no exposure to the strong office real estate market in Korea which has less than 4% vacancy.

"This is the implementation of a strategy formulated last year," said David Schaefer, Division Director of Macquarie Bank and head of Macquarie's Real Estate Asia business, based in Seoul. "We undertook to increase the fund's exposure to core office buildings and to acquire assets in Korea, which has some of the strongest real estate fundamentals in Asia."

The buildings are fully tenanted and located in Yoido - the financial services, media and government district which has a less than 1% vacancy rate:

- SK Securities Building: 39,500 sq metres
- Dong Yang Securities Building: 42,275 sq metres
- Daewoo Securities Building: 38,500 sq metres

The portfolio of buildings was purchased on an initial yield in excess of 9%.

The transactions were arranged and structured by Macquarie Property and included the issuance of Asset Backed Securities to offshore investment companies and the raising of local financing through domestic banks and insurance companies. The offshore funding was placed with SAP, with Macquarie Bank taking a participating interest.

Macquarie Property was appointed to advise the A$600 million Asian private equity fund in February 2002. The Fund has investments in Korea, Japan, Hong Kong, Shanghai and

Singapore, spread across the office, retail, residential, hotel, health care and serviced apartment sectors.

Macquarie Property's Asian business is focussed on real estate investment banking, property funds management and development in Hong Kong, Korea, Singapore, Japan and China. Macquarie Property will undertake asset management of the portfolio on behalf of SAP which is consistent with its recent move to establish a property funds management business in Korea. Macquarie Property is also seeking to develop new REIT products for the fledgling Korean REIT market.

For further information please contact:

David Schaefer
Division Director, Macquarie Bank
Head of Macquarie Real Estate-Asia
Ph + 822 3782 2801

Robyn Turner
Macquarie Property, Public Relations
Ph: 02-8232 6989 Mob: 0416 237 358

Background

Macquarie research has identified Korea as an attractive real estate market in the Asian region for the following reasons.

- GDP growth is expected to be close to 6% in 2003, putting Korea among the fastest growing economies in Asia where the average GDP growth is expected to be 4.9% (source IMF).
- Underlying structural conditions in Korea are among the most robust in Asia. A World Bank measure of investment risk factors placed Korea in the same low risk grouping as Singapore and Hong Kong. These three countries scored significantly better than the region as a whole.
- The Asian institutional grade real estate market is slightly larger than Continental Europe's and only marginally smaller than the US market. The Asia markets are expected to benefit from the move towards increased securitization through emerging real estate securities legislation in key markets such as Korea, Japan and Singapore.
- While office markets in Asia are generally suffering from rising or high vacancy rates and static or falling rents, Seoul is the exception. The Seoul office market is characterised by vacancy rates under 4%, firming yields, rising capital values and rising rents (source Jones Lang LaSalle).


Soeul Office Market
Rent and Capital Value
160
140
120
100
80
60
40
20
0
1999
2000
2001
CapitalValue Index
RentalIndex


Soeul Office Market
Yield and Vacancy Rate
15.00%
10.00%
5.00%
0.00%
1999
2000
2001
Yield
Vacancy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,108
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	2,500 @ $23.94 5,668 @ $14.29
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 January 2003

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	204,106,393	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	25,364,560	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept	

+ See chapter 19 for defined terms.

	for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employer incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 January 2003.
(Company secretary)

Print name: ..Dennis Leong..........................

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	10 October 2002 in respect of the Macquarie Cash Management Trust

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2002
No. of securities held prior to change	586,043.54 units
Class	Units in Cash Management Trust
Number acquired	1,395.09 units
Number disposed	Nil units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,395.00

+ See chapter 19 for defined terms.

No. of securities held after change	587,438.54 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription for units in Macquarie Cash Management Trust

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 16 January 2003

+ See chapter 19 for defined terms.

Macquarie Finance Limited
ABN 64 001 214 964

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3273
Facsimile:
(02) 8232 4330

Email Address
dleong@macquarie.com.au

Please telephone
Kristen Findlay on
(02) 8232 4750
if complete transmission
not received

Company Secretarial

Attention	Company Announcements Platform	**Date**	16 January 2003
Company	Australian Stock Exchange		
Fax No	1300 300 021	**Pages**	1 (incl. this page)
From	Dennis Leong	**Priority**	Routine

MACQUARIE

Message

MACQUARIE INCOME SECURITIES (MBLHB)

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 6.53% per annum in respect of the next distribution period which commenced on Wednesday 15 January 2003 and ceases on Monday 14 April 2003 (inclusive). The Interest Payment Date will be Tuesday 15 April 2003 and the record date will be Monday 31 March 2003.

ASX Security Code	MBLHB
Reset Rate for Above Securities	6.53% per annum which is the Applicable Reference Rate plus the Applicable Margin (%)
Date from which change is effective	Wednesday 15 January 2003 to Monday 14 April 2003 (inclusive)
Applicable Reference Rate	4.83% per annum
Applicable Margin %	1.7% per annum
Date of Next Reset Rate	15 April 2003

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

20/01 03 MON 11:25 FAX 61 2 92374330 COMPANY SECRETARIAL --- COMPANY ANNOUNCE 001

Macquarie Bank Limited
ABN 46 008 583 542

20 January 2003

Company Announcements Office
Australian Stock Exchange Limited



BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 17 January 2003, was 0.043%.

Yours faithfully,

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

21 January 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited – Appendix 3B

Please find enclosed an Appendix 3B relating to the issue of 5,000 shares on the exercise of options and 49,666 shares issued under the Macquarie Bank Employee Share Plan.

Please note that an Appendix 3B with respect to shares issued under the Macquarie Bank Employee Share Plan was provided on 3 December 2002, but at that time the number of shares to be issued and the price of issue was not known.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	54,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	**Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?** If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,000 at $18.51 each 49,666 at $26.22 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – 5,000 shares were issued on exercise of employee options and 49,666 shares were issued under the Macquarie Bank Employee Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,000 shares on 8 January 2003 and 49,666 shares on 17 January 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
204,161,059	Fully paid ordinary Shares
1,500,000	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,351,639	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 21 January 2003.
(Company secretary)

Print name: ..Dennis Leong..........................

== == == == ==

+ See chapter 19 for defined terms.

2003 ASX 12

03 JUL 11 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	930
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	930 at $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 January 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,161,989	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,350,709	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 22 January 2003.
(Company secretary)

Print name: ..Dennis Leong..........................

= = = = =

+ See chapter 19 for defined terms.

2003 ASX 13

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release Wednesday January 22, 2003

MACQUARIE BANK SELLDOWN OF MACQUARIE AIRPORTS (MAp) SECURITIES

Macquarie Bank Limited (MBL) announced today it has disposed of 58,075,591 fully paid stapled securities in Macquarie Airports (MAp) to institutional and retail investors by way of a bookbuild at a price of $1.15 per security. The bookbuild was heavily oversubscribed at $1.15.

The MBL holding of 58,075,591 securities resulted from MBL's participation in the Priority Entitlement Offer for MAp securities launched in July 2002 and was subject to an Australian Securities and Investment Commission requirement for MBL to dispose of the holding by 31 March, 2003.

Following this sale, MBL will hold 35,277,617 units in MAp (excluding trading positions which vary from day to day). These units are not subject to the ASIC disposal requirement.

For further information, please contact

Greg Ward, Chief Financial Officer, Macquarie Bank (02) 8232 3543
Lisa Jamieson, Public Relations, Macquarie Bank (02) 8232 6016
Erica Sibree, Investor Relations, Macquarie Bank Limited (02) 8232 5008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	16 January 2003 in respect of the Macquarie Cash Management Trust

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 January 2003
No. of securities held prior to change	557,433.54 units
Class	Units in Cash Management Trust
Number acquired	Nil units
Number disposed	537,000.00 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$537,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	50,438.54 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of units in Macquarie Cash Management Trust

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 23 January 2003

G:\CAG\COS\HBORI\AND\ASX\MOSS\ann0301 2003.doc

+ See chapter 19 for defined terms

2003 ASE 15

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	23 December 2002 re Macquarie Airports (MAP)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	24 January 2003
No. of securities held prior to change	75,000 stapled securities in Macquarie Airports
Class	Ordinary
Number acquired	25,000 stapled securities in Macquarie Airports
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	All acquisitions were at $1.17 per stapled security.
No. of securities held after change	100,000 stapled securities in Macquarie Airports
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition.

O:\CAD\COSHBORLAND\ASX\ALLPASS\ga240103.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

28 January 2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,729
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,668 @ $13.03 13,813 @ $18.51 5,416 @ $20.29 5,832 @ $23.94
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11,248 on 22/1/03 16,500 on 24/1/03 2,981 on 29/1/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,192,718 1,500,000 4,000,000	Fully paid ordinary Shares Converting Preference Shares (MBLPA) Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,373,314	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements in full through a broker?	
31	How do +security holders sell part of their entitlements through a broker and accept	

+ See chapter 19 for defined terms

	for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 January 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No 1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

3 February 2003

Company Announcements Office
Australian Stock Exchange Limited


MACQUARIE

BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 31 January 2003, was 0.0430%.

Yours faithfully,

Dennis Leong
Company Secretary

2003 ASX 18

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,998
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7,500 @ $14.29 each 18,499 @ $18.51 each 2,999 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,666 on 29/1/03 12,500 on 31/1/03 14,832 on 3/2/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,221,716 1,500,000 4,000,000	Fully paid ordinary Shares Converting Preference Shares (MBLPA) Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,352,315	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of he Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 5 February 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

2003 157 19

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

6 February 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 December 2002, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 13,168 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 5,668 options exercisable at $13.03 each and expiring on 25 November 2003 (MBLACW);
- 25,744 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 17,498 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 5,416 options exercisable at $20.29 each and expiring on 13 December 2004 (MBLAFC); and
- 11,331 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL).

Thus, at 6 February 2003 the number of issued fully paid ordinary $1.00 shares was 204,221,716.

Since the last notification to the ASX, the following new options have been issued:

- 25,000 options exercisable at $31.54 each and expiring on 30 December 2007 (MBL0144);
- 5,000 options exercisable at $23.25 each and expiring on 31 December 2007 (MBL0145);
- 5,000 options exercisable at $26.45 each and expiring on 2 January 2008 (MBL0146);
- 12,500 options exercisable at $31.56 each and expiring on 3 January 2008 (MBL0147);
- 12,500 options exercisable at $22.22 each and expiring on 28 January 2008 (MBL0148);
- 12,500 options exercisable at $21.66 each and expiring on 3 February 2008 (MBL0149);
- 5,000 options exercisable at $30.22 each and expiring on 4 February 2008 (MBL0150); and
- 5,000 options exercisable at $23.48 each and expiring on 24 January 2008 (MBL0151).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 11,832 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 1,666 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU); and
- 1,079 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029).

The number of options on issue at 6 February 2003 was 25,366,816, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 6 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,516,619	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	801,418	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	5,000	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	256,200	$34.71	28/09/2006

Listing of Macquarie Bank Limited Options

As at 6 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0054	1,041	$37.10	2/10/2006
MBL0055	12,500	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0091	5,000	$35.90	29/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 6 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0100	1,185	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	5,000	$35.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,463,458	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	956,680	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	235,900	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 6 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0140	22,200	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	318,500	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0145	5,000	$23.25	31/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBLAAX	5,668	$14.59	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLABR	10,000	$13.15	30/04/2003
MBLABY	12	$13.82	14/05/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	28,334	$14.47	21/08/2003
MBLACK	1,154,941	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADM	5,668	$17.17	29/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	4/06/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 6 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLADV	5,668	$14.52	8/06/2004
MBLADW	4,508,894	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	424,366	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	50,000	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,568,406	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	103,100	$23.94	11/08/2005
MBLAFV	13,334	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 6 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHV	5,207	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 6 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHZ	12,500	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	25,366,816		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	41,250 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	41,250 on 7/2/03

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,262,966	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,335,566	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
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37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

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Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 10 February 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2003 ASX 21.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release

Wednesday 12 February, 2003

MACQUARIE BANK ISSUES SUBORDINATED NOTES

Macquarie Bank Limited announced this afternoon it had priced an A$225 million Subordinated Notes issue. The issue was initially marketed as a smaller transaction, but was up-sized due to strong investor demand.

Issue details were as follows:

Instrument:	Subordinated Notes issued under the Macquarie US$10 Billion Debt Instrument Programme	
Expected Issue Rating:	S&P	A- (outlook stable)
	Moody's	A3 (outlook stable)
	Fitch	A (outlook stable)
Structure:	10 year non call 5 year	
Call Option	Macquarie has the right to call the Notes after 5 years subject to APRA approval	
Step-up:	50 basis points	
Withholding tax:	The notes are exempt from withholding tax and can be sold to offshore investors	
Tranche 1:	**Fixed Rate Notes**, converting to floating rate if not called after 5 years	
Amount:	A$140,000,000	
Coupon:	5.75 % p.a., semi annually in arrears	
Spread over swap:	85 basis points	
Spread over Aug 08 CGL:	101.5 basis points	
Yield:	5.825%	
Issue Price:	99.679	

Tranche 2:	**Floating Rate Notes**
Amount:	**A$85,000,000**
Coupon:	**90 day BBSW + 85 basis points, quarterly in arrears**
Issue Price:	Par
Settlement Date:	Tuesday 18 February, 2003
Lead Manager:	Macquarie Debt Markets
Co-Managers:	ABN AMRO
	Salomon Smith Barney

Craig Shapiro, Executive Director, Macquarie Bank Treasury said, "Following the release of the Bank's interim results in November last year, we undertook a series of domestic and offshore debt investor presentations – from which the feedback suggested good underlying demand for subordinated debt. Macquarie maintains a conservative capital position and in this context it was decided to increase the level of subordinated debt."

Macquarie Bank Associate Director Debt Finance, Angus Cameron said: "The response to the issue from investors is very pleasing. Strong demand from a diverse range of institutional and smaller investors resulted in the need to scale back allocations, notwithstanding the size increase of the issue. We had in excess of 25 investors participate, with a number seeking allocations of both tranches."

Macquarie Bank is rated A by Standard and Poor's, A2 by Moody's and A+ by Fitch.

For further information, please contact

Craig Shapiro
Executive Director, Treasury
Macquarie Bank Limited
Tel: (02) 8232 3375

Angus Cameron
Associate Director, Debt Finance
Macquarie Bank Limited
Tel: (02) 8232 8597

Lisa Jamieson, Public Relations
Macquarie Bank Limited
Tel: (02) 8232 6016

2003 ASX 22

MACQUARIE BANK

Macquarie Bank Limited Operational Briefing

Presentation to

Shareholders and Analysts

13 February 2003


MACQUARIE
BANK

Speakers

Time	Group	Presenter
9.35 – 10.05	Chief Executive Officer	Allan Moss
10.05 – 10.35	Equity Markets	Ottmar Weiss
10.35 – 11.05	Banking & Property	Bill Moss
11.05 – 11.25	Break	
11.25 – 11.55	Financial Services	Peter Maher
11.55 – 12.35	Investment Banking	Nicholas Moore


MACQUARIE
BANK

Macquarie Bank Limited
Operational Briefing

Chief Executive Officer &
Managing Director

Allan Moss


MACQUARIE
BANK

Performance since the interim result

- → Generally on track as foreshadowed at Interim announcement
  - → Investment Banking – benefiting from good pipeline of deals & improved market performance of funds
  - → Treasury & Commodities, Banking & Property – strong results expected, but down on first half as foreshadowed
  - → Equity Markets & Funds Management – performances broadly in line with first half
  - → Financial Services – on track to achieve profitability year ending 31 March 2003


MACQUARIE
BANK

Major deals & initiatives since the interim result

→ Westlink Consortium - preferred tenderer status on Western Sydney Orbital

→ Advising Goodman Fielder in relation to the A$2.4b hostile takeover bid by Burns Philp

→ Korean Road Infrastructure Fund established – A$370m raised, further commitments expected by mid 2003

→ MOU signed for Korean equity derivatives alliance with Woori Bank

→ Advising Constellation Brands in relation to the US$1.4b proposed merger with BRL Hardy

→ Financial Services Group commences major advertising campaign


MACQUARIE
BANK

Key governance initiatives

- → Macquarie Board
  - → Corporate Governance Committee established
  - → All Board Committees have majority of independent directors
  - → Audit & Compliance Committee comprises only independents
  - → Corporate Governance & Remuneration Committee chaired by independents
- → Specialist funds
  - → Boards to comprise majority independent directors
  - → Related party transactions clearly identified, at arms length and subject to review by third party
  - → Enhanced separation between funds and other parts of the Bank


MACQUARIE
BANK

Developments associated with Macquarie listed funds

- → MCG has outperformed index by over 25% since listing
- → Macquarie ProLogis outperformed index by 14% in first operating period
- → Revenue on MIG's key operating toll roads rose by weighted average of 26% during calendar 2002
- → Macquarie ProLogis - Australia's "Overall Best New Listed Company" - AsiaMoney
- → Macquarie Goodman Management - No 2 Australia's "Best Small Company" - AsiaMoney
- → Disposal of 58m MAp securities as required by Australian Securities and Investments Commission


MACQUARIE
BANK



Commitment to Macquarie funds

$ millions

600
500
400
300
200
100
0

MBL capital raising
MAp 2nd capital raising
MCG IPO
MCG selldown
MAp selldown
KRIF commitment

Book Value incl commitments
Market value incl commitments

Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02 Apr-02 May-02 Jun-02 Jul-02 Aug-02 Sep-02 Oct-02 Nov-02 Dec-02 Jan-03

* Unlisted funds are reported at book value


MACQUARIE
BANK

Commitment to Macquarie funds

	Book value (A$m) 31 Jan 2003	Market Value (A$m) 31 Jan 2003
MCG	100.9	115.9
MAG*	99.4	99.4
KRIF*	43.9	43.9
MAP	40.2	40.2
MIG	31.2	80.4
Property Funds*	51.1	51.3
Direct Investment*	46.5	46.5
Other*	11.0	11.0
Total	**424.0**	**488.5**

* Unlisted funds are reported at book value


MACQUARIE
BANK

Macquarie listed funds

Significant outperfomance over the long haul

Performance Since 1996

Index
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
Dec-95
May-96
Oct-96
Mar-97
Aug-97
Jan-98
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Aug-02
Jan-03
All Macquarie Funds
S&P/ASX300
All Macquarie Funds Net Performance over S&P/ASX300


MACQUARIE
BANK

Generally improving market shares

- → Investment Banking
  - → No 1 in both completed and announced 2002 Australian Mergers & Acquisitions transactions by value – Thomson Financial
  - → No 2 Equity Capital Market house for 3rd year – Thomson Financial
  - → No 2 globally for project finance advisory services – Thomson Financial
  - → Continuing healthy deal pipeline


MACQUARIE
BANK

Generally improving market shares

- → Treasury & Commodities
  - → Debt Markets – Top Lead Manager of Domestic Australian Dollar Bonds 2002 – Thomson Financial
  - → Futures – No 2 in execution in 2002, increase in number of contracts of 14% to 8.1m – Sydney Futures Exchange
  - → 2002 Foreign Exchange turnover up 23% on pcp
  - → Base and precious metals markets - transaction volumes either flat or higher compared to pcp
  - → Houston mezzanine energy finance and London energy trading businesses up, running and generating revenue


MACQUARIE
BANK

Generally improving market shares

- Banking & Property
  - Now 4th largest Australian listed property trust manager
  - Macquarie Goodman Industrial Trust and Macquarie Office Trust – No 1 in accumulated performance over 5 years
  - Funds under management (including associates) over $6.5b, up 5% from $6.2b at the interim
- Equity Markets
  - 50% share of Australian instalment warrant market
  - Leading warrant issuer by value in 2002 - 37% market share
  - European operations remain difficult


MACQUARIE
BANK

Generally improving market shares

- → Financial Services
  - → Strongest Wrap growth in Australia for last two quarters – Assirt. $6.1b at Dec 2002 (up from $2.55b in Dec 2001)
  - → Total retail FUM around $11.5b at Jan 2003 (up $0.5b since Mar 2002)
  - → Total client base up approximately 30% to over 550,000 since inception in March 2000
- → Funds Management
  - → 10% increase in total FUM and 90% increase in international FUM over past 12 months despite overall market contraction
  - → "Best All Round Fund Manager" by mandate wins - Investor Weekly
  - → Australian Enhanced Fixed Interest Fund - Inflows of over $550m in 2002, total FUM $1 billion Dec 2002
  - → Alpha Plus Fund - 3.6% above index since Feb 2001, A rating - van Eyk, Jan 2003


MACQUARIE
BANK

Market conditions

- Corporate Deals
  - International markets subdued but reasonable activity in Australia
- Trading
  - Generally satisfactory except in global equity markets
- Employment
  - Generally still competitive for good people
  - Investment banking industry remuneration varies with profitability but little structural change
- Funding
  - Given current market conditions, the Bank will maintain, and where appropriate, reinforce its conservative capital position
  - In this context the Bank this week increased its levels of subordinated debt and may consider further increases


MACQUARIE
BANK

On track for the full year

- → On track to achieve good earnings growth for full year 2003
- → Continuing to source good deals - domestic & international
- → Generally businesses have continued to perform in line with expectations


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Equity Markets Group

Ottmar Weiss


MACQUARIE
BANK

Equity Markets Group
- business rationale

→ Equity Markets operates a margin-based equity derivatives business

→ Diversify earnings by operating in an increasing number of geographies and market segments

→ Maximise ROE and minimise capital usage

→ Key profit drivers are margins and product volumes


MACQUARIE
BANK

Equity Markets Group
- staff numbers by location

Europe
29
Brazil
9
South Africa
5
Hong Kong
32
Japan
10 (MBL: 4)
Australia 74
Head Office 25


MACQUARIE
BANK

Equity Markets Group
- margins

→ Business fundamentally arbitrage-based

→ Capture market mispricings including:

    →Volatility arbitrage (options)

    →Cash arbitrage (dual-listed securities)

    →Index arbitrage (share baskets vs index futures)

→ Use structuring team to generate new "value-added" products and transactions with bigger margins and hedge risk to capture margin

→ Use sales team to generate wholesale and retail customer flows (warrants, ELNs)

→ Minimal delta trading, flow trading or strategic position taking

→ Revenue mix – 90% customer, 10% proprietary


MACQUARIE
BANK

Equity Markets Group - business model

Higher Margin
Lower
Margin
Retail
Products
Structured Products
Wholesale Distribution Sales
Trading OTC Derivatives
Trading Listed Derivatives
Risk Management Framework
Back Office, SBL, Compliance, Systems
Time


MACQUARIE
BANK

Equity Markets Group
- VAR trends

10 Day 99% Correlated Equity VAR

35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1/07/1999
1/10/1999
1/01/2000
1/04/2000
1/07/2000
1/10/2000
1/01/2001
1/04/2001
1/07/2001
1/10/2001
1/01/2002
1/04/2002
1/07/2002
1/10/2002


MACQUARIE
BANK

Equity Markets Group
- ROE and capital usage

→ EMG's business model is not capital intensive

→ EMG's average ROE over time has exceeded the MBL average

→ EMG's RWA < 5% of Total MBL RWA




MACQUARIE
BANK

Equity Markets Group
- performance review

- → Overall – improved net income vs. PCP
- → Australia – strong franchise on the back of resilient retail demand and dominant instalment and vanilla warrant market share. Successfully diversifying product range


MACQUARIE
BANK



Equity Markets Group
- performance review


Australian Trading Warrant Market Share
by Value
Millions
MBL
ASX
3000
2500
2000
1500
1000
500
0
1999
2000
2001
2002


MACQUARIE
BANK

Equity Markets Group
- performance review

Australian Instalment Warrants Market
Share by Value

Millions
MBL
ASX
2000
1500
1000
500
0
1999
2000
2001
2002


MACQUARIE
BANK

Equity Markets Group - performance review

- → Overall, improved net income vs. PCP
- → Australia – strong franchise on the back of resilient retail demand and dominant instalment and vanilla warrant market share. Successfully diversifying product range
- → South Africa – another good year – JV with Standard Bank expired as contracted. Currently well advanced with negotiations for another JV


MACQUARIE
BANK

Equity Markets Group
- performance review

South Africa Warrants Market Share

Market
MBL
Millions
1200
1000
800
600
400
200
0
Mar-01
Sep-01
Mar-02
Sep-02
6 months average


MACQUARIE
BANK

Equity Markets Group - performance review

- → Overall, improved net income vs. PCP
- → Australia – strong franchise on the back of resilient retail demand and dominant instalment and vanilla warrant market share. Successfully diversifying product range
- → South Africa – another good year – JV with Standard Bank expired as contracted. Currently well advanced with negotiations for another JV
- → Hong Kong – profitable. Much improved market standing with strong market share despite continued patchy retail warrant volumes. New products proving successful. Well leveraged to an upturn in market conditions


MACQUARIE
BANK

Equity Markets Group
- performance review

MBL's Hong Kong Warrant Sales Volumes

Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Month


MACQUARIE
BANK

Equity Markets Group
- performance review

MBL's Hong Kong OTC Trading Volumes

April
May
June
July
August
Sept
Oct
Nov
Dec
Jan
2002/3


MACQUARIE
BANK

Equity Markets Group
- performance review

MBL's HK Retail ELN Trading Volumes

April
May
June
July
August
Sept
Oct
Nov
Dec
Jan

2002/3


MACQUARIE
BANK

Equity Markets Group - performance review

- → Japan – continued poor market conditions, but slowly improving opportunities
- → Brazil – continued small profits in second year of operation despite volatile financial markets due to Presidential election last October. Strong fundamentals, focusing on local pension funds
- → Korea – Memorandum of Understanding for an equity derivatives JV with Woori Bank. Korean market is fundamentally very attractive. Trading expected to commence in Q3
- → Europe – revenue positive - very poor market conditions. Reduce high operating and infrastructure costs (refer following slide)


MACQUARIE
BANK

Equity Markets Group
- Europe

- → Revenue positive but high cost base
- → Original business model focussed on participation in retail markets
- → Smaller German warrants market
- → Delays and then different UK warrants
- → Over-scaled infrastructure
- → Revenue streams retained and expanded
- → Infrastructure and trading being re-located to Sydney to achieve economics of scale


MACQUARIE
BANK

Equity Markets Group
- new businesses

South Africa

→ replacement JV under negotiation

Korea

→ JV MOU with Woori Bank signed in January 2003

→ Korea – a fundamentally attractive opportunity

  - → KOSPI the most liquid futures contract in the world
  - → 70% retail participation, 90% internet execution
  - → Banks now allowed to undertake equity OTC's
  - → Pre-Christmas announcement that warrants and ELNs will be introduced in 2003
  - → Corporates retain many large cross shareholdings


MACQUARIE
BANK

Macquarie Bank Limited
Operational Briefing

Banking & Property Group

Bill Moss


MACQUARIE
BANK

What we do - our business

Property Funds Management	4th largest listed property funds manager* in Australia with assets under management in Australia, USA & NZ
Property Finance	Selective risk participation development - sharing the profit & risk in USA & Australia
Property Investment Banking	Real estate advisor and structurer of the largest transactions in Sydney & Melbourne Promotes & manages unlisted closed-end development & enhanced return funds in Australia & Asia Major shareholder in Macquarie Capital Partners

*based on market capitalisation of trusts under management at 31 January 2003


MACQUARIE
BANK

What we do - our business



Medallist Leisure Trust	Joint venture with Greg Norman developing 10 communities in Australia, USA & Mexico
Deposits Professional & Business Banking	Specialising in deposits and lending for niche professional businesses
Mortgages	1st major securitiser of mortgages in Australia now also operating USA & China
Margin Lending	3rd largest provider of funds for geared equities operating in Australia & New Zealand






MACQUARIE
BANK

Where do we do it?

→ Over 900 staff in 19 offices in seven countries (Australia, China, Hong Kong, Korea, USA, UK, Bahrain) including associates and partners


London
Beijing
Seoul
Shanghai
Hong Kong
Perth
Adelaide
Melbourne
Brisbane
Sydney
New York
Jupiter

○B&P Offices ○ Macquarie Capital Partners Offices


MACQUARIE
BANK

Revenue growth – B&P Group


Banking & Property revenue growth from 1998 - 2002
Banking
Sec Lending
Property
1998
1999
2000
2001
2002
Expected 2003
Property
Securitised Lending
Banking
Golf & Leisure


MACQUARIE
BANK

Property assets under management

MBL & associates


$ million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1996
1997
1998
1999
2000
2001
2002
Dec-02
Listed
Unlisted


MACQUARIE
BANK

Property - capital raised during 2002

Capital raised by Australian based property fund managers (Listed/Unlisted Retail) - **Calendar year ended Dec 02**

→ Major participant in the Australian market
→ Responsible for 25% of listed capital raised in Australia


1,800
1,600
1,400
1,200
1,000
$M
800
600
400
200
0
Direct
Ascendas
Listed
Macquarie
Westfield
Investa
Centro
ING
Lend Lease
Valad
Deutsche

Offshore wholesale capital raisings not included as out of scope of analysis


MACQUARIE
BANK

Australian Listed Property Trust Managers




% change in market capitalisation
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
Gandel
Centro
Westfield
Investa
Thakral
General Property
Stockland
Bunnings
Mirvac
ING
James Fielding Group
Deutsche
BT
AMP
Commonwealth
Grand Hotel
Movement calendar year 2002

Source: UBS Warburg research


MACQUARIE
BANK

Property highlights –
Property Investment Management

- → Property assets under management grew 90% to over $6.5 billion (including associates)
- → Macquarie Goodman Industrial and Macquarie Office trusts ranked no. 1 and no. 3 respectively - 2002 BDO Annual LPT survey
- → MGI and MOF ranked No.1 and No.2 in their sector for accumulated performance over 5 years – UBS Warburg Research
- → Successful listing of Macquarie ProLogis Trust
- → Macquarie ProLogis increased its assets in North America & now controls 55 assets worth US$466M
- → Completion of largest ever Australian unlisted syndicate - Macquarie Martin Place Trust
- → Successful listing of Ascendas REIT, Singapore's first listed business and industrial trust - a JV between MGM and Ascendas


MACQUARIE
BANK

Property highlights –
Property Investment Banking & Property Finance

- → One of Australia's leading debt and equity providers and arrangers for real estate development – over $1 billion raised (2002)
- → Property Finance project return in last 16 years of approximately 31% approx on completed Risk Participation deals.
- → Two largest projects in Southern Hemisphere – World Square, Sydney & Queen Victoria developments, Melbourne – financial adviser
- → $A360M acquisition of office buildings in Seoul, Korea for Schroder Asian Fund - MBL co-investment
- → Macquarie Real Estate Equity Fund (MREEF) established
- → Over 3,000 apartments constructed in China since 1995
- → A further 6,000 planned over the next 5 years


MACQUARIE
BANK

Golf and Leisure highlights

- → Formed in 1997 as a joint venture between Macquarie Bank and Greg Norman's Great White Shark Enterprises
- → International developer of premier lifestyle communities
- → 33 staff at offices in Australia and the United States
- → Current projects have a total development value of $2.2 billion comprising 8,500 residential lots and 180 holes of golf
- → Courses at Medallist communities worldwide won their 12th award – Best Public Access Course in Australia (Brookwater).


MACQUARIE
BANK

Banking highlights

- → Net revenue up by 30% over 2002 result
- → Restructure of Divisional Client Service platform drove 15% reduction client service staff numbers
- → Cost to Revenue further improved to below 60%
- → Loan volumes increased by 15%
- → Strong emphasis on cross-selling of MBL product across client base through PBB Wealthlink


MACQUARIE
BANK

Mortgages highlights

- → Successful diversification strategy - Retail and Wholesale businesses now in Australia, USA and China.
- → Mortgages Australia - loan book exceeding $9 billion, highest level ever.
- → Record new business settlements with continued growth expected in a subdued market.
- → Successful equity investment in strategic clients, e.g 10% shareholding in Australia's largest mortgage broker AFG and others has assisted to increase market share.
- → Mortgages USA - volumes continue to grow.Continued rapid growth expected with modest profit over short term. Great long term potential.
- → Mortgages China - continued modest investment in a restructuring market. Book approaching 900 loans


MACQUARIE
BANK

Margin Lending highlights

- → Record new business volumes
- → Launch of Fusion protected loans over managed funds - first to market
- → Launched new protected loan with shared upside and received ATO Product Ruling - first to market
- → Launched badged margin loan for Bell Potter
- → Master trust/wrap channel achieved 30% of new margin lending volumes
- → Margin Lending NZ launched
- → Added covered calls as a feature of margin lending
- → Volatile market, with record margin calls and no material losses
- → Approx 50% of clients are protected from margin calls by the limited recourse nature of the GEI product
- → New core system implemented


MACQUARIE
BANK

Margin Lending –
portfolio growth and diversification


Margin Lending - Total Loan Book By Product
1999
2000
2001
2002
2003
Estimated
Fusion Loan Book
Margin Lending
Loan Book
GEI Loan Book
Exp to Inc linear
Portfolio linear


MACQUARIE
BANK

Margin Lending growth –
outgrowing the market

Growth in Margin Loans
Industry (ex MML)
Macquarie
Index (June 1999 = 100)
1000
900
800
700
600
500
400
300
200
100
0
Jun 1999
Sep 1999
Dec 1999
Mar 2000
Jun 2000
Sep 2000
Dec 2000
Mar 2001
Jun 2001
Sep 2001
Dec 2001
Mar 2002
Jun 2002
Sep 2002
Dec 2002

Growth in Protected Lending
Industry (ex MML)
Macquarie
400
350
300
250
200
150
100
50
0
Jun 1999
Sep 1999
Dec 1999
Mar 2000
Jun 2000
Sep 2000
Dec 2000
Mar 2001
Jun 2001
Sep 2001
Dec 2001
Mar 2002
Jun 2002
Sep 2002
Dec 2002

Source: RBA


MACQUARIE
BANK

Looking forward

→ Continue our successful formula

→ Maintain focus on our core activities in Banking, Mortgages and Margin Lending

→ Expand international initiatives undertaken in the past 24 months, particularly in Asia and the USA

→ Continue organic and strategic growth in property funds management


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Financial Services Group

Peter Maher


MACQUARIE
BANK

FSG philosophy & journey

The FSG Philosophy is to create a sustainable competitive advantage and build our brand and capabilities around two core propositions

→ To be a primary investment product and service provider for clients and IFAs

→ To help IFAs improve their productivity and profitability of their client relationships through integrated sales, service and administrative platforms


MACQUARIE
BANK

FSG focus its efforts on two key markets...

The Financial Services Group

Macquarie Financial Services

MFS acts as an **independent client based, wealth management business** covering a broad spectrum of advice options:

- Full Service Broking & Investment Planning
- Strategic Financial Planning
- Executive Wealth Management
- Private Banking
- Online Broking Services

Macquarie Adviser Services

MAS manages relationships with external financial advisers.

MAS acts as the **primary relationship manager** and access point for the distribution of product innovations sourced from the Group's internal partners.


MACQUARIE
BANK

Recent progress...

There are a number of initiatives that have been shaping FSG in recent months:

→ Simplifying our structure around the two key client groups

→ Continued development and growth of the **Wrap** offering

→ **Cost efficiencies**; both resulting from the restructure and from an increased focus on margin management

→ Further development of the Wealth Management offering to direct, retail clients as well as to external corporate clients (via **Macquarie Executive Wealth Management)**


MACQUARIE
BANK

FSG's geographic reach

The Group's international philosophy is to leverage core administration/service strengths and product innovation into markets that demonstrate key similarities to or compatibility with the Australian retail investment market

Australia

→ sales and relationship management for both direct, retail clients and via an extensive network of external financial advisers

New Zealand

→ personal financial services

→ relationship management of external financial planners for the distribution of Macquarie product

South Africa

→ innovative retail financial products via external financial advisers


MACQUARIE
BANK

Performance to date…

In spite of challenging markets, FSG remains on track.

There are a number of relevant factors effecting performance since Sept 2002:

→ **Flat share market** – equity trading volumes have continued to come under pressure in the last quarter

→ As equity values remain depressed, FUM value declines and in turn places pressure on **annuity income**

→ The low return environment heightens client **scrutiny of advice and product performance** and **heightens fee pressure**


MACQUARIE
BANK

Performance to date...

Against the market environment, momentum in revenue and profits has been maintained:

- → the **Macquarie Wrap** leads the market in growth – strongest inflows in the total platform market in 2003
- → the **Macquarie CMT** remains a source of access and strength in the external financial adviser market
- → in spite, of tough trading conditions. MFS' results are still ahead of the previous corresponding period:
  - → revenue per adviser is up 6% over the last two years
  - → annuity proportion almost doubling over the last two years


MACQUARIE
BANK

Performance going forward...

Our **Client Services & Broking Services Reviews** are capturing significant savings

→ Recent Broking Back Office changes will contribute over $5m savings per annum

→ Rationalisation of Client Service Contact Centres savings run to $3-4m

→ Staff expenses are continuing to fall each year as a proportion of revenue


MACQUARIE
BANK

Performance going forward...

As FSG matures, we have been able to capture significant savings in **ISD and Technology** spend:

→ Driving significant efficiencies out of underlying systems running costs

→ Reducing underlying IT expenditure as a percentage of revenue (by almost 40%)

→ Largely offsetting the costs of amortisation in terms of overall P&L impact


MACQUARIE
BANK

Performance going forward...

Sustaining current earnings and growing them through 2003 is predicated on continual:

→ Growth in **client numbers**

→ Depth of **client relationships**

  →Brand campaign expected to help to achieve these goals

→ Reduction in total **cost to income** ratio

→ Reduction in **cost per full time employees**

→ Active **sales and relationship management**

→ leveraging of core service and administration skills to new and existing markets


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Investment Banking Group

Nicholas Moore


MACQUARIE
BANK

What we do


IDEA
BROKERAGE
ADVICE
UNDERWRITING
FUNDS
PRINCIPAL
INFRASTRUCTURE
TMET
RESOURCES
PROPERTY
FINANCIAL INSTITUTIONS
INDUSTRIALS
MIG, MAP, MAG, MGIF, KRIF, SAIF, AMG, HILLS...
TECHNOLOGY/MCIG
Opportunity

→ 1,000 staff in 22 offices

→ Full spectrum of client focused investment banking skills

MACQUARIE BANK

Increased global reach – 2002/3 initiatives

Vancouver
RESOURCES
San Diego
MAC
ELECTRONICS
Toronto
ISF
New York
INFRA
DOMESTIC
LEASING
Dublin
MAC
AVIATION
Madrid
ISF
London
TMET
RESOURCES
Vienna
XBL
Frankfurt
INFRA
Korea
INFRA
Hong Kong
INFRA
Singapore
M&A
DEBT
Sth Africa
M&A
INFRA
ISF
AUST
Coriolis


MACQUARIE
BANK

CF and FP – basic relationship of executives and $'s


Staff
Gross Revenue


MACQUARIE
BANK

IBG – solid results to date in a tough environment

2003 Contribution

Increased	Flat	Down
Infrastructure	Cross Border Leasing (slightly up)	Industrials
TMET		Resources
FIG		Institutional Stockbroking (MAp underwriting)
Property		
Financial Products (excluding XBL)		
Macquarie Capital (excluding one-off items – ie. down on a net basis)		


MACQUARIE
BANK

2003 strengths / achievements

Division	Ranking	Comment	Source
Australian M&A	No. 1	$19.3b	Thomson
Australian ECM	No. 2	$4.7b	Thomson
Australian Equities	No. 3	Top 3 rankings	Greenwich
XBL	No. 1 / 2	Global	In-house
MIG	No. 1	Global I Fund	In-house
Infrastructure	No. 1	Global I Banks	PFI / Eastern


MACQUARIE
BANK



Project Finance International – Advisory Mandates Won

No. 2 Global
No. 1 Americas
No. 1 Asia Pacific
Refinancing Deal of the Year – Transurban
Transport Deal of the Year – Sydney Airport
Acquisition Deal of the Year – Freight Rail



Asiamoney

M&A House of the Year
Deal of the Year (Australia) – Sydney Airport
M&A Deal of the Year – Normandy merger
Equity-linked / Hybrid Deal of the Year – FLIERS
Securitization Deal of the Year – SMART series



Jane's Transport Finance

Airport Finance Deal of the Year
Sydney Airport



CFO

M&A Deal of the Year – Placer / Aurion
Project Finance Deal of the Year – Sydney Airport



The Australian Institute of Export / NSW Government

2002 Premier's NSW Exporter of the Year – Financial Services


MACQUARIE
BANK

Specialist funds

→ Pursuit of specialist funds model continues

→ Macquarie Infrastructure Group

Greenfield

- → Midland
- → Rostock

Late stage; On track

- → SR125
- → West. Sydney

Early stage

Brownfield

- → All roads performing well
- → Revenue on key operating roads up 25.6% in CY02
- → Avg. traffic up 14.3%* in CY02 vs pcp
- → 407 – Toll strategy

* (incl. 407 but excl. other Cintra assets)


MACQUARIE
BANK

Specialist funds (cont'd)

- → MAp and MAG
  - → Four world class assets – Bristol, Birmingham, Sydney, Rome (March settlement)
  - → Operating focus
- → Evidence of active management
  - → Bristol: EBITDA ↑ 32% since acquisition
Management change / new airlines
  - → Birmingham: EBITDA ↑ 4% since acquisition
New airline
  - → Sydney: 1H 03: EBITDA ↑ 13% on pcp
FY 03: EBITDA ↑ 20% (forecast)
T2 negotiations / management change


MACQUARIE
BANK

Specialist funds (cont'd)

- → MCIG
  - → New asset class has gained acceptance
  - → 22 % increase in security price since listing
  - → 26 % outperformance of index since listing
- → Unlisted
  - → New Korean Road Infrastructure Fund (KRIF)
- → Continuing focus on broadening investor base (esp. international)




MACQUARIE
BANK

Funds under management continue to increase

➔ 99% compound growth in funds under management since 1997


14000
12000
10000
8000
6000
4000
2000
0
($'m)
1997
1998
1999
2000
2001
2002
Jan-03
Excludes uncalled commitments
Other
MAG
GIF
Sth Afr
Fliers
MCG
MAp
HRZ
MIG


MACQUARIE
BANK

Macquarie Capital

→ Growth of books

	Mar 02	Dec 02	
→ Mac Leasing	$1,132m	$1,382m	↑ 22%
→ Mac IT	$359m	$446m	↑ 24%

→ New business initiatives

- → Macquarie Electronics – integrated circuits
- → Macquarie Aviation – jet engines
- → Coriolis – sewerage reticulation


MACQUARIE
BANK

Macquarie Equities

- → Strong profitability following formation of IBG
- → 8 No. 1 panel rankings in 2002 from domestic institutions up from 5 in 2001
- → No. 1 rated broker of Australian equities in North America (Greenwich, 2002) – Quality rating for sales & research
- → Research No. 2: 11 analysts among the top 3 in their sectors by top 20 investors (Greenwich, 2002)


MACQUARIE
BANK

2004 – the opportunities

- → Structured Finance
  - → New retail funds
  - → New wholesale cross border products
- → M&A transactions: backlog awaiting Gulf (Iraq) resolution
  - → Roads – Korea (KRIF), Lane Cove
  - → Transmission – North America
  - → TMET – Communications infrastructure


MACQUARIE
BANK

2004 – the opportunities

- → M&A transactions (cont'd)
  - → Industrials – backlog clearing; Constellation; Goodman Fielder
  - → Resources – material Type A transactions underway
  - → Property – continued non MBL growth expected
  - → FIG – solid workflow
- → ECM
  - → Strong deal pipeline
  - → RSA float underway


MACQUARIE
BANK

2004 opportunities

- → Specialist funds development
  - → Global Infrastructure Fund (GIF) 2
  - → Europe – regulated / monopoly assets
  - → Canada / Nth America – essential assets fund
  - → South African, Korean, Japanese, Malaysian – infrastructure
- → Ramp up of new leasing books
  - → Integrated circuits
  - → Sewerage reticulation
  - → Jet engines


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Investment Banking Group

Nicholas Moore

2003 ASX 23


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Presentation to

Shareholders and Analysts

13 February 2003


MACQUARIE
BANK

Speakers

Time	Group	Presenter
9.35 – 10.05	Chief Executive Officer	Allan Moss
10.05 – 10.35	Equity Markets	Ottmar Weiss
10.35 – 11.05	Banking & Property	Bill Moss
11.05 – 11.25	Break	
11.25 – 11.55	Financial Services	Peter Maher
11.55 – 12.35	Investment Banking	Nicholas Moore


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Chief Executive Officer &
Managing Director

Allan Moss


MACQUARIE
BANK

Performance since the interim result

→ Generally on track as foreshadowed at Interim announcement

- → Investment Banking – benefiting from good pipeline of deals & improved market performance of funds
- → Treasury & Commodities, Banking & Property – strong results expected, but down on first half as foreshadowed
- → Equity Markets & Funds Management – performances broadly in line with first half
- → Financial Services – on track to achieve profitability year ending 31 March 2003


MACQUARIE
BANK

Major deals & initiatives since the interim result

- → Westlink Consortium - preferred tenderer status on Western Sydney Orbital
- → Advising Goodman Fielder in relation to the A$2.4b hostile takeover bid by Burns Philp
- → Korean Road Infrastructure Fund established – A$370m raised, further commitments expected by mid 2003
- → MOU signed for Korean equity derivatives alliance with Woori Bank
- → Advising Constellation Brands in relation to the US$1.4b proposed merger with BRL Hardy
- → Financial Services Group commences major advertising campaign


MACQUARIE
BANK

Key governance initiatives

- → Macquarie Board
  - → Corporate Governance Committee established
  - → All Board Committees have majority of independent directors
  - → Audit & Compliance Committee comprises only independents
  - → Corporate Governance & Remuneration Committee chaired by independents
- → Specialist funds
  - → Boards to comprise majority independent directors
  - → Related party transactions clearly identified, at arms length and subject to review by third party
  - → Enhanced separation between funds and other parts of the Bank


MACQUARIE
BANK

Developments associated with Macquarie listed funds

- → MCG has outperformed index by over 25% since listing
- → Macquarie ProLogis outperformed index by 14% in first operating period
- → Revenue on MIG's key operating toll roads rose by weighted average of 26% during calendar 2002
- → Macquarie ProLogis - Australia's "Overall Best New Listed Company" - AsiaMoney
- → Macquarie Goodman Management - No 2 Australia's "Best Small Company" - AsiaMoney
- → Disposal of 58m MAp securities as required by Australian Securities and Investments Commission


MACQUARIE
BANK

Commitment to Macquarie funds


MAp selldown
MBL capital raising
MAp 2nd capital raising
KRIF commitment
MCG selldown
MCG IPO
$ millions
600
500
400
300
200
100
0
Book Value incl commitments
Market value incl commitments
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03

* Unlisted funds are reported at book value


MACQUARIE
BANK

Commitment to Macquarie funds

	Book value (A$m) 31 Jan 2003	Market Value (A$m) 31 Jan 2003
MCG	100.9	115.9
MAG*	99.4	99.4
KRIF*	43.9	43.9
MAP	40.2	40.2
MIG	31.2	80.4
Property Funds*	51.1	51.3
Direct Investment*	46.5	46.5
Other*	11.0	11.0
Total	**424.0**	**488.5**

* Unlisted funds are reported at book value


MACQUARIE
BANK

Macquarie listed funds

Significant outperfomance over the long haul

Performance Since 1996

Index
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
Dec-95
May-96
Oct-96
Mar-97
Aug-97
Jan-98
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Aug-02
Jan-03
All Macquarie Funds
S&P/ASX300
All Macquarie Funds Net Performance over S&P/ASX300


MACQUARIE
BANK

Generally improving market shares

- → Investment Banking
  - → No 1 in both completed and announced 2002 Australian Mergers & Acquisitions transactions by value – Thomson Financial
  - → No 2 Equity Capital Market house for 3rd year – Thomson Financial
  - → No 2 globally for project finance advisory services – Thomson Financial
  - → Continuing healthy deal pipeline


MACQUARIE
BANK

Generally improving market shares

- → Treasury & Commodities
  - → Debt Markets – Top Lead Manager of Domestic Australian Dollar Bonds 2002 – Thomson Financial
  - → Futures – No 2 in execution in 2002, increase in number of contracts of 14% to 8.1m – Sydney Futures Exchange
  - → 2002 Foreign Exchange turnover up 23% on pcp
  - → Base and precious metals markets - transaction volumes either flat or higher compared to pcp
  - → Houston mezzanine energy finance and London energy trading businesses up, running and generating revenue


MACQUARIE
BANK

Generally improving market shares

- → Banking & Property
  - → Now 4th largest Australian listed property trust manager
  - → Macquarie Goodman Industrial Trust and Macquarie Office Trust – No 1 in accumulated performance over 5 years
  - → Funds under management (including associates) over $6.5b, up 5% from $6.2b at the interim
- → Equity Markets
  - → 50% share of Australian instalment warrant market
  - → Leading warrant issuer by value in 2002 - 37% market share
  - → European operations remain difficult


MACQUARIE
BANK

Generally improving market shares

- Financial Services
  - Strongest Wrap growth in Australia for last two quarters – Assirt. $6.1b at Dec 2002 (up from $2.55b in Dec 2001)
  - Total retail FUM around $11.5b at Jan 2003 (up $0.5b since Mar 2002)
  - Total client base up approximately 30% to over 550,000 since inception in March 2000
- Funds Management
  - 10% increase in total FUM and 90% increase in international FUM over past 12 months despite overall market contraction
  - "Best All Round Fund Manager" by mandate wins - Investor Weekly
  - Australian Enhanced Fixed Interest Fund - Inflows of over $550m in 2002, total FUM $1 billion Dec 2002
  - Alpha Plus Fund - 3.6% above index since Feb 2001, A rating - van Eyk, Jan 2003


MACQUARIE
BANK

Market conditions

- → Corporate Deals
  - → International markets subdued but reasonable activity in Australia
- → Trading
  - → Generally satisfactory except in global equity markets
- → Employment
  - → Generally still competitive for good people
  - → Investment banking industry remuneration varies with profitability but little structural change
- → Funding
  - → Given current market conditions, the Bank will maintain, and where appropriate, reinforce its conservative capital position
  - → In this context the Bank this week increased its levels of subordinated debt and may consider further increases


MACQUARIE
BANK

On track for the full year

- → On track to achieve good earnings growth for full year 2003
- → Continuing to source good deals - domestic & international
- → Generally businesses have continued to perform in line with expectations


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Equity Markets Group

Ottmar Weiss


MACQUARIE
BANK

Equity Markets Group
- business rationale

- → Equity Markets operates a margin-based equity derivatives business
- → Diversify earnings by operating in an increasing number of geographies and market segments
- → Maximise ROE and minimise capital usage
- → Key profit drivers are margins and product volumes


MACQUARIE
BANK

Equity Markets Group
- staff numbers by location

Europe
29

Hong Kong
32

Japan
10 (MBL: 4)

Brazil

South Africa
5

Australia 74
Head Office 25


MACQUARIE
BANK

Equity Markets Group - margins

- → Business fundamentally arbitrage-based
- → Capture market mispricings including:
  - → Volatility arbitrage (options)
  - → Cash arbitrage (dual-listed securities)
  - → Index arbitrage (share baskets vs index futures)
- → Use structuring team to generate new "value-added" products and transactions with bigger margins and hedge risk to capture margin
- → Use sales team to generate wholesale and retail customer flows (warrants, ELNs)
- → Minimal delta trading, flow trading or strategic position taking
- → Revenue mix – 90% customer, 10% proprietary


MACQUARIE
BANK

Equity Markets Group - business model

Higher Margin

Lower Margin

Retail Products

Structured Products

Wholesale Distribution Sales

Trading OTC Derivatives

Trading Listed Derivatives

Risk Management Framework

Back Office, SBL, Compliance, Systems

Time


MACQUARIE
BANK

Equity Markets Group
- VAR trends

10 Day 99% Correlated Equity VAR

35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00

1/07/1999
1/10/1999
1/01/2000
1/04/2000
1/07/2000
1/10/2000
1/01/2001
1/04/2001
1/07/2001
1/10/2001
1/01/2002
1/04/2002
1/07/2002
1/10/2002


MACQUARIE
BANK

Equity Markets Group
- ROE and capital usage

→ EMG's business model is not capital intensive

→ EMG's average ROE over time has exceeded the MBL average

→ EMG's RWA < 5% of Total MBL RWA


MACQUARIE
BANK

Equity Markets Group
- performance review

→ Overall – improved net income vs. PCP

→ Australia – strong franchise on the back of resilient retail demand and dominant instalment and vanilla warrant market share. Successfully diversifying product range


MACQUARIE
BANK

Equity Markets Group - performance review


Australian Trading Warrant Market Share
by Value


Millions
MBL
ASX
3000
2500
2000
1500
1000
500
0
1999
2000
2001
2002


MACQUARIE
BANK

Equity Markets Group
- performance review



Australian Instalment Warrants Market Share by Value


Millions
MBL
ASX
2000
1500
1000
500
0
1999
2000
2001
2002


MACQUARIE
BANK

Equity Markets Group
- performance review

- → Overall, improved net income vs. PCP
- → Australia – strong franchise on the back of resilient retail demand and dominant instalment and vanilla warrant market share. Successfully diversifying product range
- → South Africa – another good year – JV with Standard Bank expired as contracted. Currently well advanced with negotiations for another JV


MACQUARIE
BANK

Equity Markets Group
- performance review




South Africa Warrants Market Share
Market
MBL
Millions
1200
1000
800
600
400
200
0
Mar-01
Sep-01
Mar-02
Sep-02
6 months average


MACQUARIE
BANK

Equity Markets Group
- performance review

→

→

→

→ Hong Kong – profitable. Much improved market standing with strong market share despite continued patchy retail warrant volumes. New products proving successful. Well leveraged to an upturn in market conditions


MACQUARIE
BANK

Equity Markets Group
- performance review


MBL's Hong Kong Warrant Sales Volumes
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Month


MACQUARIE
BANK

Equity Markets Group
- performance review


MBL's Hong Kong OTC Trading Volumes
April
May
June
July
August
Sept
Oct
Nov
Dec
Jan
2002/3




MACQUARIE
BANK

Equity Markets Group
- performance review


MBL's HK Retail ELN Trading Volumes


April
May
June
July
August
Sept
Oct
Nov
Dec
Jan
2002/3


MACQUARIE
BANK

Equity Markets Group
- performance review

- → Japan – continued poor market conditions, but slowly improving opportunities
- → Brazil – continued small profits in second year of operation despite volatile financial markets due to Presidential election last October. Strong fundamentals, focusing on local pension funds
- → Korea – Memorandum of Understanding for an equity derivatives JV with Woori Bank. Korean market is fundamentally very attractive. Trading expected to commence in Q3
- → Europe – revenue positive - very poor market conditions. Reduce high operating and infrastructure costs (refer following slide)


MACQUARIE
BANK

Equity Markets Group - Europe

- → Revenue positive but high cost base
- → Original business model focussed on participation in retail markets
- → Smaller German warrants market
- → Delays and then different UK warrants
- → Over-scaled infrastructure
- → Revenue streams retained and expanded
- → Infrastructure and trading being re-located to Sydney to achieve economics of scale


MACQUARIE
BANK

Equity Markets Group
- new businesses

South Africa

→ replacement JV under negotiation

Korea

→ JV MOU with Woori Bank signed in January 2003

→ Korea – a fundamentally attractive opportunity

  → KOSPI the most liquid futures contract in the world

  → 70% retail participation, 90% internet execution

  → Banks now allowed to undertake equity OTC's

  → Pre-Christmas announcement that warrants and ELNs will be introduced in 2003

  → Corporates retain many large cross shareholdings


MACQUARIE
BANK

Macquarie Bank Limited
Operational Briefing

Banking & Property Group

Bill Moss


MACQUARIE
BANK

What we do - our business


Property Funds
Management

4th largest listed property funds manager* in Australia with assets under management in Australia, USA & NZ


Property Finance

Selective risk participation development - sharing the profit & risk in USA & Australia


Property
Investment
Banking

Real estate advisor and structurer of the largest transactions in Sydney & Melbourne

Promotes & manages unlisted closed-end development & enhanced return funds in Australia & Asia

Major shareholder in Macquarie Capital Partners

*based on market capitalisation of trusts under management at 31 January 2003


MACQUARIE
BANK

What we do - our business





Medallist Leisure Trust	Joint venture with Greg Norman developing 10 communities in Australia, USA & Mexico
Deposits Professional & Business Banking	Specialising in deposits and lending for niche professional businesses
Mortgages	1st major securitiser of mortgages in Australia now also operating USA & China
Margin Lending	3rd largest provider of funds for geared equities operating in Australia & New Zealand


MACQUARIE
BANK

Where do we do it?

→ Over 900 staff in 19 offices in seven countries (Australia, China, Hong Kong, Korea, USA, UK, Bahrain) including associates and partners


Chicago
Seattle
New York
Jupiter
Shanghai
Hong Kong
Brisbane
Sydney
Perth
Adelaide
Melbourne

B&P Offices   Macquarie Capital Partners Offices


MACQUARIE
BANK

Revenue growth – B&P Group

Banking & Property revenue growth from 1998 - 2002


Banking
Sec
Lending
Property
1998
1999
2000
2001
2002
Expected 2003
Property
Securitised Lending
Banking
Golf & Leisure


MACQUARIE
BANK

Property assets under management


MBL & associates

$ million

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0

1996 1997 1998 1999 2000 2001 2002 Dec-02

Listed Unlisted


MACQUARIE
BANK

Property - capital raised during 2002

Capital raised by Australian based property fund managers (Listed/Unlisted Retail) - **Calendar year ended Dec 02**

- Major participant in the Australian market
- Responsible for 25% of listed capital raised in Australia


1,800
1,600
1,400
1,200
1,000
$M
800
600
400
200
0
Direct
Ascendas
Listed
Macquarie
Westfield
Investa
Centro
ING
Lend Lease
Valad
Deutsche

Offshore wholesale capital raisings not included as out of scope of analysis


MACQUARIE
BANK

Australian Listed Property Trust Managers


% change in market capitalisation
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
Gandel
Centro
Westfield
Investa
Thakral
General Property
Stockland
Bunnings
Mirvac
ING
James Fielding Group
Deutsche
BT
Commonwealth
Movement calendar year 2002

Source: UBS Warburg research


MACQUARIE
BANK

Property highlights –
Property Investment Management

- → Property assets under management grew 90% to over $6.5 billion (including associates)
- → Macquarie Goodman Industrial and Macquarie Office trusts ranked no. 1 and no. 3 respectively - 2002 BDO Annual LPT survey
- → MGI and MOF ranked No.1 and No.2 in their sector for accumulated performance over 5 years – UBS Warburg Research
- → Successful listing of Macquarie ProLogis Trust
- → Macquarie ProLogis increased its assets in North America & now controls 55 assets worth US$466M
- → Completion of largest ever Australian unlisted syndicate - Macquarie Martin Place Trust
- → Successful listing of Ascendas REIT, Singapore's first listed business and industrial trust - a JV between MGM and Ascendas


MACQUARIE
BANK

Property highlights –
Property Investment Banking & Property Finance

- → One of Australia's leading debt and equity providers and arrangers for real estate development – over $1 billion raised (2002)
- → Property Finance project return in last 16 years of approximately 31% approx on completed Risk Participation deals.
- → Two largest projects in Southern Hemisphere – World Square, Sydney & Queen Victoria developments, Melbourne – financial adviser
- → $A360M acquisition of office buildings in Seoul, Korea for Schroder Asian Fund - MBL co-investment
- → Macquarie Real Estate Equity Fund (MREEF) established
- → Over 3,000 apartments constructed in China since 1995
- → A further 6,000 planned over the next 5 years


MACQUARIE
BANK

Golf and Leisure highlights

- → Formed in 1997 as a joint venture between Macquarie Bank and Greg Norman's Great White Shark Enterprises
- → International developer of premier lifestyle communities
- → 33 staff at offices in Australia and the United States
- → Current projects have a total development value of $2.2 billion comprising 8,500 residential lots and 180 holes of golf
- → Courses at Medallist communities worldwide won their 12th award – Best Public Access Course in Australia (Brookwater).


MACQUARIE
BANK

Banking highlights

→ Net revenue up by 30% over 2002 result

→ Restructure of Divisional Client Service platform drove 15% reduction client service staff numbers

→ Cost to Revenue further improved to below 60%

→ Loan volumes increased by 15%

→ Strong emphasis on cross-selling of MBL product across client base through PBB Wealthlink


MACQUARIE
BANK

Mortgages highlights

- → Successful diversification strategy - Retail and Wholesale businesses now in Australia, USA and China.
- → Mortgages Australia - loan book exceeding $9 billion, highest level ever.
- → Record new business settlements with continued growth expected in a subdued market.
- → Successful equity investment in strategic clients, e.g 10% shareholding in Australia's largest mortgage broker AFG and others has assisted to increase market share.
- → Mortgages USA - volumes continue to grow.Continued rapid growth expected with modest profit over short term. Great long term potential.
- → Mortgages China - continued modest investment in a restructuring market. Book approaching 900 loans


MACQUARIE
BANK

Margin Lending highlights

- → Record new business volumes
- → Launch of Fusion protected loans over managed funds - first to market
- → Launched new protected loan with shared upside and received ATO Product Ruling - first to market
- → Launched badged margin loan for Bell Potter
- → Master trust/wrap channel achieved 30% of new margin lending volumes
- → Margin Lending NZ launched
- → Added covered calls as a feature of margin lending
- → Volatile market, with record margin calls and no material losses
- → Approx 50% of clients are protected from margin calls by the limited recourse nature of the GEI product
- → New core system implemented


MACQUARIE
BANK

Margin Lending –
portfolio growth and diversification


Margin Lending - Total Loan Book By Product
1999
2000
2001
2002
2003
Estimated
Fusion Loan Book
Margin Lending Loan Book
GEI Loan Book
Exp to Inc linear
Portfolio linear



MACQUARIE BANK

Margin Lending growth –
outgrowing the market



Growth in Margin Loans
Industry (ex MML)
Macquarie
Index (June 1999 = 100)
1000
900
800
700
600
500
400
300
200
100
0
Jun 1999
Sep 1999
Dec 1999
Mar 2000
Jun 2000
Sep 2000
Dec 2000
Mar 2001
Jun 2001
Sep 2001
Dec 2001
Mar 2002
Jun 2002
Sep 2002
Dec 2002



Growth in Protected Lending
Industry (ex MML)
Macquarie
400
350
300
250
200
150
100
50
0
Jun 1999
Sep 1999
Dec 1999
Mar 2000
Jun 2000
Sep 2000
Dec 2000
Mar 2001
Jun 2001
Sep 2001
Dec 2001
Mar 2002
Jun 2002
Sep 2002
Dec 2002

Source: RBA


MACQUARIE
BANK

Looking forward

- → Continue our successful formula
- → Maintain focus on our core activities in Banking, Mortgages and Margin Lending
- → Expand international initiatives undertaken in the past 24 months, particularly in Asia and the USA
- → Continue organic and strategic growth in property funds management


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Financial Services Group

Peter Maher


MACQUARIE
BANK

FSG philosophy & journey

The FSG Philosophy is to create a sustainable competitive advantage and build our brand and capabilities around two core propositions

→ To be a primary investment product and service provider for clients and IFAs

→ To help IFAs improve their productivity and profitability of their client relationships through integrated sales, service and administrative platforms


MACQUARIE
BANK

FSG focus its efforts on two key markets...

The Financial Services Group

Macquarie Financial Services

MFS acts as an **independent client based, wealth management business** covering a broad spectrum of advice options:

- Full Service Broking & Investment Planning
- Strategic Financial Planning
- Executive Wealth Management
- Private Banking
- Online Broking Services

Macquarie Adviser Services

MAS manages relationships with external financial advisers.

MAS acts as the **primary relationship manager** and access point for the distribution of product innovations sourced from the Group's internal partners.


MACQUARIE
BANK

Recent progress...

There are a number of initiatives that have been shaping FSG in recent months:

→ Simplifying our structure around the two key client groups

→ Continued development and growth of the **Wrap** offering

→ **Cost efficiencies**; both resulting from the restructure and from an increased focus on margin management

→ Further development of the Wealth Management offering to direct, retail clients as well as to external corporate clients (via **Macquarie Executive Wealth Management)**


MACQUARIE
BANK

FSG's geographic reach

The Group's international philosophy is to leverage core administration/service strengths and product innovation into markets that demonstrate key similarities to or compatibility with the Australian retail investment market

Australia

→ sales and relationship management for both direct, retail clients and via an extensive network of external financial advisers

New Zealand

→ personal financial services

→ relationship management of external financial planners for the distribution of Macquarie product

South Africa

→ innovative retail financial products via external financial advisers


MACQUARIE
BANK

Performance to date...

In spite of challenging markets, FSG remains on track.

There are a number of relevant factors effecting performance since Sept 2002:

- **Flat share market** – equity trading volumes have continued to come under pressure in the last quarter
- As equity values remain depressed, FUM value declines and in turn places pressure on **annuity income**
- The low return environment heightens client **scrutiny of advice and product performance** and **heightens fee pressure**


MACQUARIE
BANK

Performance to date…

Against the market environment, momentum in revenue and profits has been maintained:

the **Macquarie Wrap** leads the market in growth – strongest inflows in the total platform market in 2003

the **Macquarie CMT** remains a source of access and strength in the external financial adviser market

in spite, of tough trading conditions. MFS' results are still ahead of the previous corresponding period:

- revenue per adviser is up 6% over the last two years
- annuity proportion almost doubling over the last two years


MACQUARIE
BANK

Performance going forward...

Our **Client Services & Broking Services Reviews** are capturing significant savings

- → Recent Broking Back Office changes will contribute over $5m savings per annum
- → Rationalisation of Client Service Contact Centres savings run to $3-4m
- → Staff expenses are continuing to fall each year as a proportion of revenue


MACQUARIE
BANK

Performance going forward...

As FSG matures, we have been able to capture significant savings in **ISD and Technology** spend:

- Driving significant efficiencies out of underlying systems running costs
- Reducing underlying IT expenditure as a percentage of revenue (by almost 40%)
- Largely offsetting the costs of amortisation in terms of overall P&L impact


MACQUARIE
BANK

Performance going forward...

Sustaining current earnings and growing them through 2003 is predicated on continual:

- Growth in **client numbers**
- Depth of **client relationships**
  - Brand campaign expected to help to achieve these goals
- Reduction in total **cost to income** ratio
- Reduction in **cost per full time employees**
- Active **sales and relationship management**
- leveraging of core service and administration skills to new and existing markets


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Investment Banking Group

Nicholas Moore


MACQUARIE
BANK

What we do


Leverage Ideas –
Expand Business Continuum
IDEA
BROKERAGE
ADVICE
UNDERWRITING
FUNDS
PRINCIPAL
INFRASTRUCTURE
TMET
RESOURCES
PROPERTY
FINANCIAL INSTITUTIONS
INDUSTRIALS
MIG, MAP, MAG, MGIF,
KRIF, SAIF, AMG, HILLS...
TECHNOLOGY/MCIG
Opportunity

1,000 staff in 22 offices

Full spectrum of client focused investment banking skills

Increased global reach – 2002/3 initiatives


MACQUARIE
BANK

Vancouver
RESOURCES
Toronto
ISF
New York
INFRA
DOMESTIC
LEASING
San Diego
MAC
ELECTRONICS
Dublin
MAC
AVIATION
London
TMET
RESOURCES
Frankfurt
INFRA
Korea
INFRA
Madrid
ISF
Vienna
XBL
Hong Kong
INFRA
Singapore
M&A
DEBT
Sth Africa
M&A
INFRA
ISF
AUST
Coriolis


MACQUARIE
BANK

CF and FP – basic relationship of executives and $'s


Staff
Gross Revenue


MACQUARIE
BANK

IBG – solid results to date in a tough environment

Increased	Flat	Down
Infrastructure	Cross Border Leasing (slightly up)	Industrials
TMET		Resources
FIG		Institutional Stockbroking (MAp underwriting)
Property		
Financial Products (excluding XBL)		
Macquarie Capital (excluding one-off items – ie. down on a net basis)		


MACQUARIE
BANK

2003 strengths / achievements

Division	Ranking	Comment	Source
Australian M&A	No. 1	$19.3b	Thomson
Australian ECM	No. 2	$4.7b	Thomson
Australian Equities	No. 3	Top 3 rankings	Greenwich
XBL	No. 1 / 2	Global	In-house
MIG	No. 1	Global I Fund	In-house
Infrastructure	No. 1	Global I Banks	PFI / Eastern


MACQUARIE
BANK



Project Finance International – Advisory Mandates Won
No. 2 Global
No. 1 Americas
No. 1 Asia Pacific
Refinancing Deal of the Year – Transurban
Transport Deal of the Year – Sydney Airport
Acquisition Deal of the Year – Freight Rail



Asiamoney
M&A House of the Year
Deal of the Year (Australia) – Sydney Airport
M&A Deal of the Year – Normandy merger
Equity-linked / Hybrid Deal of the Year – FLIERS
Securitization Deal of the Year – SMART series



Jane's Transport Finance
Airport Finance Deal of the Year

Sydney Airport



CFO
M&A Deal of the Year – Placer / Aurion
Project Finance Deal of the Year – Sydney Airport



The Australian Institute of Export / NSW Government
2002 Premier's NSW Exporter of the Year – Financial Services


MACQUARIE
BANK

Specialist funds

- → Pursuit of specialist funds model continues
- → Macquarie Infrastructure Group

Greenfield

- Midland
- Rostock

Late stage; On track

- SR125
- West. Sydney

Early stage

Brownfield

- All roads performing well
- Revenue on key operating roads up 25.6% in CY02
- Avg. traffic up 14.3%* in CY02 vs pcp
- 407 – Toll strategy

* (incl. 407 but excl. other Cintra assets)


MACQUARIE
BANK

Specialist funds (cont'd)

- → MAp and MAG
  - → Four world class assets – Bristol, Birmingham, Sydney, Rome (March settlement)
  - → Operating focus
- → Evidence of active management
  - → Bristol: EBITDA ↑ 32% since acquisition
Management change / new airlines
  - → Birmingham: EBITDA ↑ 4% since acquisition
New airline
  - → Sydney: 1H 03: EBITDA ↑ 13% on pcp
FY 03: EBITDA ↑ 20% (forecast)
T2 negotiations / management change


MACQUARIE
BANK

Specialist funds (cont'd)

- → MCIG
  - → New asset class has gained acceptance
  - → 22 % increase in security price since listing
  - → 26 % outperformance of index since listing
- → Unlisted
  - → New Korean Road Infrastructure Fund (KRIF)
- → Continuing focus on broadening investor base (esp. international)


MACQUARIE
BANK

Funds under management continue to increase

- 99% compound growth in funds under management since 1997


14000
12000
10000
8000
6000
4000
2000
0
($'m)
1997
1998
1999
2000
2001
2002
Jan-03
Other
MAG
GIF
Sth Afr
Fliers
MCG
MAp
HRZ
MIG

Excludes uncalled commitments


MACQUARIE
BANK

Macquarie Capital

- → Growth of books

	Mar 02	Dec 02	
→ Mac Leasing	$1,132m	$1,382m	↑ 22%
→ Mac IT	$359m	$446m	↑ 24%

- → New business initiatives
  - → Macquarie Electronics – integrated circuits
  - → Macquarie Aviation – jet engines
  - → Coriolis – sewerage reticulation


MACQUARIE
BANK

Macquarie Equities

- → Strong profitability
- → 8 No. 1 panel rankings in 2002 from domestic institutions up from 5 in 2001
- → No. 1 rated broker of Australian equities in North America (Greenwich, 2002) – Quality rating for sales & research
- → Research No. 2: 11 analysts among the top 3 in their sectors by top 20 investors (Greenwich, 2002)


MACQUARIE
BANK

2004 – the opportunities

- → Structured Finance
  - → New retail funds
  - → New wholesale cross border products
- → M&A transactions: backlog awaiting Gulf (Iraq) resolution
  - → Roads – Korea (KRIF), Lane Cove
  - → Transmission – North America
  - → TMET – Communications infrastructure


MACQUARIE
BANK

2004 – the opportunities

- → M&A transactions (cont'd)
  - → Industrials – backlog clearing; Constellation; Goodman Fielder
  - → Resources – material Type A transactions underway
  - → Property – continued non MBL growth expected
  - → FIG – solid workflow
- → ECM
  - → Strong deal pipeline
  - → RSA float underway


MACQUARIE
BANK

2004 opportunities

- → Specialist funds development
  - → Global Infrastructure Fund (GIF) 2
  - → Europe – regulated / monopoly assets
  - → Canada / Nth America – essential assets fund
  - → South African, Korean, Japanese, Malaysian – infrastructure
- → Ramp up of new leasing books
  - → Integrated circuits
  - → Sewerage reticulation
  - → Jet engines


MACQUARIE
BANK

Macquarie Bank Limited
Operational Briefing

Investment Banking Group

Nicholas Moore


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Presentation to

Shareholders and Analysts

13 February 2003


MACQUARIE
BANK

Speakers

Time	Group	Presenter
9.35 – 10.05	Chief Executive Officer	Allan Moss
10.05 – 10.35	Equity Markets	Ottmar Weiss
10.35 – 11.05	Banking & Property	Bill Moss
11.05 – 11.25	Break	
11.25 – 11.55	Financial Services	Peter Maher
11.55 – 12.35	Investment Banking	Nicholas Moore


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Chief Executive Officer &
Managing Director

Allan Moss


MACQUARIE
BANK

Performance since the interim result

- → Generally on track as foreshadowed at Interim announcement
  - → Investment Banking – benefiting from good pipeline of deals & improved market performance of funds
  - → Treasury & Commodities, Banking & Property – strong results expected, but down on first half as foreshadowed
  - → Equity Markets & Funds Management – performances broadly in line with first half
  - → Financial Services – on track to achieve profitability year ending 31 March 2003


MACQUARIE
BANK

Major deals & initiatives since the interim result

- → Westlink Consortium - preferred tenderer status on Western Sydney Orbital
- → Advising Goodman Fielder in relation to the A$2.4b hostile takeover bid by Burns Philp
- → Korean Road Infrastructure Fund established – A$370m raised, further commitments expected by mid 2003
- → MOU signed for Korean equity derivatives alliance with Woori Bank
- → Advising Constellation Brands in relation to the US$1.4b proposed merger with BRL Hardy
- → Financial Services Group commences major advertising campaign


MACQUARIE
BANK

Key governance initiatives

- → Macquarie Board
  - → Corporate Governance Committee established
  - → All Board Committees have majority of independent directors
  - → Audit & Compliance Committee comprises only independents
  - → Corporate Governance & Remuneration Committee chaired by independents
- → Specialist funds
  - → Boards to comprise majority independent directors
  - → Related party transactions clearly identified, at arms length and subject to review by third party
  - → Enhanced separation between funds and other parts of the Bank


MACQUARIE
BANK

Developments associated with Macquarie listed funds

- → MCG has outperformed index by over 25% since listing
- → Macquarie ProLogis outperformed index by 14% in first operating period
- → Revenue on MIG's key operating toll roads rose by weighted average of 26% during calendar 2002
- → Macquarie ProLogis - Australia's "Overall Best New Listed Company" - AsiaMoney
- → Macquarie Goodman Management - No 2 Australia's "Best Small Company" - AsiaMoney
- → Disposal of 58m MAp securities as required by Australian Securities and Investments Commission


MACQUARIE
BANK

Commitment to Macquarie funds


$ millions
600
500
400
300
200
100
0
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
MBL capital raising
MAp 2nd capital raising
MCG IPO
MCG selldown
MAp selldown
KRIF commitment
Book Value incl commitments
Market value incl commitments

* Unlisted funds are reported at book value


MACQUARIE
BANK

Commitment to Macquarie funds

	Book value (A$m) 31 Jan 2003	Market Value (A$m) 31 Jan 2003
MCG	100.9	115.9
MAG*	99.4	99.4
KRIF*	43.9	43.9
MAP	40.2	40.2
MIG	31.2	80.4
Property Funds*	51.1	51.3
Direct Investment*	46.5	46.5
Other*	11.0	11.0
Total	**424.0**	**488.5**

* Unlisted funds are reported at book value


MACQUARIE
BANK

Macquarie listed funds

Significant outperfomance over the long haul

Performance Since 1996

Index
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
Dec-95
May-96
Oct-96
Mar-97
Aug-97
Jan-98
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Aug-02
Jan-03
All Macquarie Funds
S&P/ASX300
All Macquarie Funds Net Performance over S&P/ASX300


MACQUARIE
BANK

Generally improving market shares

- → Investment Banking
  - → No 1 in both completed and announced 2002 Australian Mergers & Acquisitions transactions by value – Thomson Financial
  - → No 2 Equity Capital Market house for 3rd year – Thomson Financial
  - → No 2 globally for project finance advisory services – Thomson Financial
  - → Continuing healthy deal pipeline


MACQUARIE
BANK

Generally improving market shares

- → Treasury & Commodities
  - → Debt Markets – Top Lead Manager of Domestic Australian Dollar Bonds 2002 – Thomson Financial
  - → Futures – No 2 in execution in 2002, increase in number of contracts of 14% to 8.1m – Sydney Futures Exchange
  - → 2002 Foreign Exchange turnover up 23% on pcp
  - → Base and precious metals markets - transaction volumes either flat or higher compared to pcp
  - → Houston mezzanine energy finance and London energy trading businesses up, running and generating revenue


MACQUARIE
BANK

Generally improving market shares

- → Banking & Property
  - → Now 4th largest Australian listed property trust manager
  - → Macquarie Goodman Industrial Trust and Macquarie Office Trust – No 1 in accumulated performance over 5 years
  - → Funds under management (including associates) over $6.5b, up 5% from $6.2b at the interim
- → Equity Markets
  - → 50% share of Australian instalment warrant market
  - → Leading warrant issuer by value in 2002 - 37% market share
  - → European operations remain difficult


MACQUARIE
BANK

Generally improving market shares

- → Financial Services
  - → Strongest Wrap growth in Australia for last two quarters – Assirt. $6.1b at Dec 2002 (up from $2.55b in Dec 2001)
  - → Total retail FUM around $11.5b at Jan 2003 (up $0.5b since Mar 2002)
  - → Total client base up approximately 30% to over 550,000 since inception in March 2000
- → Funds Management
  - → 10% increase in total FUM and 90% increase in international FUM over past 12 months despite overall market contraction
  - → "Best All Round Fund Manager" by mandate wins - Investor Weekly
  - → Australian Enhanced Fixed Interest Fund - Inflows of over $550m in 2002, total FUM $1 billion Dec 2002
  - → Alpha Plus Fund - 3.6% above index since Feb 2001, A rating - van Eyk, Jan 2003


MACQUARIE
BANK

Market conditions

- Corporate Deals
  - International markets subdued but reasonable activity in Australia
- Trading
  - Generally satisfactory except in global equity markets
- Employment
  - Generally still competitive for good people
  - Investment banking industry remuneration varies with profitability but little structural change
- Funding
  - Given current market conditions, the Bank will maintain, and where appropriate, reinforce its conservative capital position
  - In this context the Bank this week increased its levels of subordinated debt and may consider further increases


MACQUARIE
BANK

On track for the full year

- → On track to achieve good earnings growth for full year 2003
- → Continuing to source good deals - domestic & international
- → Generally businesses have continued to perform in line with expectations


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Equity Markets Group

Ottmar Weiss


MACQUARIE
BANK

Equity Markets Group
- business rationale

→ Equity Markets operates a margin-based equity derivatives business

→ Diversify earnings by operating in an increasing number of geographies and market segments

→ Maximise ROE and minimise capital usage

→ Key profit drivers are margins and product volumes

MACQUARIE BANK


Equity Markets Group
- staff numbers by location
Europe
29
Hong Kong
32
Japan
10 (MBL: 4)
Brazil
9
South Africa
5
Australia 74
Head Office 25


MACQUARIE
BANK

Equity Markets Group - margins

→ Business fundamentally arbitrage-based

→ Capture market mispricings including:

- →Volatility arbitrage (options)
- →Cash arbitrage (dual-listed securities)
- →Index arbitrage (share baskets vs index futures)

→ Use structuring team to generate new "value-added" products and transactions with bigger margins and hedge risk to capture margin

→ Use sales team to generate wholesale and retail customer flows (warrants, ELNs)

→ Minimal delta trading, flow trading or strategic position taking

→ Revenue mix – 90% customer, 10% proprietary


MACQUARIE
BANK

Equity Markets Group - business model

Higher Margin

Retail
Products

Structured Products

Wholesale Distribution Sales

Trading OTC Derivatives

Trading Listed Derivatives

Risk Management Framework

Back Office, SBL, Compliance, Systems

Lower
Margin

Time


MACQUARIE
BANK

Equity Markets Group
- VAR trends

10 Day 99% Correlated Equity VAR

35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1/07/1999
1/10/1999
1/01/2000
1/04/2000
1/07/2000
1/10/2000
1/01/2001
1/04/2001
1/07/2001
1/10/2001
1/01/2002
1/04/2002
1/07/2002
1/10/2002


MACQUARIE
BANK

Equity Markets Group
- ROE and capital usage

→ EMG's business model is not capital intensive

→ EMG's average ROE over time has exceeded the MBL average

→ EMG's RWA < 5% of Total MBL RWA


MACQUARIE
BANK

Equity Markets Group - performance review

- → Overall – improved net income vs. PCP
- → Australia – strong franchise on the back of resilient retail demand and dominant instalment and vanilla warrant market share. Successfully diversifying product range


MACQUARIE
BANK

Equity Markets Group - performance review


Australian Trading Warrant Market Share
by Value


Millions
MBL
ASX
3000
2500
2000
1500
1000
500
0
1999
2000
2001
2002


MACQUARIE
BANK

Equity Markets Group
- performance review


Australian Instalment Warrants Market
Share by Value


Millions
MBL
ASX
2000
1500
1000
500
0
1999
2000
2001
2002


MACQUARIE
BANK

Equity Markets Group
- performance review

- → Overall, improved net income vs PCP
- → Australia – strong franchise on the back of resilient retail demand [illegible] dominant instalment and vanilla warrant market share. [illegible] diversifying product range
- → South Africa – another good year – JV with Standard Bank expired as contracted. Currently well advanced with negotiations for another JV


MACQUARIE
BANK

Equity Markets Group
- performance review




South Africa Warrants Market Share
Market
MBL
Millions
1200
1000
800
600
400
200
0
Mar-01
Sep-01
Mar-02
Sep-02
6 months average


MACQUARIE
BANK

Equity Markets Group
- performance review

→

→

→

→ Hong Kong – profitable. Much improved market standing with strong market share despite continued patchy retail warrant volumes. New products proving successful. Well leveraged to an upturn in market conditions


MACQUARIE
BANK

Equity Markets Group
- performance review


MBL's Hong Kong Warrant Sales Volumes
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Month


MACQUARIE
BANK

Equity Markets Group
- performance review


MBL's Hong Kong OTC Trading Volumes
April
May
June
July
August
Sept
Oct
Nov
Dec
Jan
2002/3


MACQUARIE
BANK

Equity Markets Group
- performance review

MBL's HK Retail ELN Trading Volumes

April May June July August Sept Oct Nov Dec Jan

2002/3


MACQUARIE
BANK

Equity Markets Group
- performance review

→ Japan – continued poor market conditions, but slowly improving opportunities

→ Brazil – continued small profits in second year of operation despite volatile financial markets due to Presidential election last October. Strong fundamentals, focusing on local pension funds

→ Korea – Memorandum of Understanding for an equity derivatives JV with Woori Bank. Korean market is fundamentally very attractive. Trading expected to commence in Q3

→ Europe – revenue positive - very poor market conditions. Reduce high operating and infrastructure costs (refer following slide)


MACQUARIE
BANK

Equity Markets Group
- Europe

- → Revenue positive but high cost base
- → Original business model focussed on participation in retail markets
- → Smaller German warrants market
- → Delays and then different UK warrants
- → Over-scaled infrastructure
- → Revenue streams retained and expanded
- → Infrastructure and trading being re-located to Sydney to achieve economics of scale


MACQUARIE
BANK

Equity Markets Group
- new businesses

South Africa

→ replacement JV under negotiation

Korea

→ JV MOU with Woori Bank signed in January 2003

→ Korea – a fundamentally attractive opportunity

  - → KOSPI the most liquid futures contract in the world
  - → 70% retail participation, 90% internet execution
  - → Banks now allowed to undertake equity OTC's
  - → Pre-Christmas announcement that warrants and ELNs will be introduced in 2003
  - → Corporates retain many large cross shareholdings


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Banking & Property Group

Bill Moss


MACQUARIE
BANK

What we do - our business


Property Funds
Management

4th largest listed property funds manager* in Australia with assets under management in Australia, USA & NZ


Property Finance

Selective risk participation development - sharing the profit & risk in USA & Australia


Property
Investment
Banking

Real estate advisor and structurer of the largest transactions in Sydney & Melbourne

Promotes & manages unlisted closed-end development & enhanced return funds in Australia & Asia

Major shareholder in Macquarie Capital Partners

*based on market capitalisation of trusts under management at 31 January 2003


MACQUARIE
BANK

What we do - our business





Medallist Leisure Trust	Joint venture with Greg Norman developing 10 communities in Australia, USA & Mexico
Deposits Professional & Business Banking	Specialising in deposits and lending for niche professional businesses
Mortgages	1st major securitiser of mortgages in Australia now also operating USA & China
Margin Lending	3rd largest provider of funds for geared equities operating in Australia & New Zealand


MACQUARIE
BANK

Where do we do it?

→ Over 900 staff in 19 offices in seven countries (Australia, China, Hong Kong, Korea, USA, UK, Bahrain) including associates and partners


Chicago
New York
Jupiter
Seoul
Shanghai
Hong Kong
Brisbane
Perth
Sydney
Adelaide
Melbourne

B&P Offices
Macquarie Capital Partners Offices


MACQUARIE
BANK

Revenue growth – B&P Group


Banking & Property revenue growth from 1998 - 2002
Banking
Sec
Lending
Property
1998
1999
2000
2001
2002
Expected 2003
Property
Securitised Lending
Banking
Golf & Leisure


MACQUARIE
BANK

Property assets under management


MBL & associates


$ million
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1996
1997
1998
1999
2000
2001
2002
Dec-02
Listed
Unlisted


MACQUARIE
BANK

Property - capital raised during 2002

Capital raised by Australian based property fund managers (Listed/Unlisted Retail) - **Calendar year ended Dec 02**

- Major participant in the Australian market
- Responsible for 25% of listed capital raised in Australia


1,800
1,600
1,400
1,200
1,000
$M
800
600
400
200
0
Direct
Ascendas
Listed
Macquarie
Westfield
Investa
Centro
ING
Lend Lease
Valad
Deutsche

Offshore wholesale capital raisings not included as out of scope of analysis


MACQUARIE
BANK

Australian Listed Property Trust Managers

% change in market capitalisation

70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%

Gandel
Centro
Westfield
Investa
Thakral
General Property
Stockland
Bunnings
Mirvac
ING
James Fielding Group
Deutsche
BT
AMP
Commonwealth
Grand Hotel

Movement calendar year 2002

Source: UBS Warburg research


MACQUARIE
BANK

Property highlights --

Property Investment Management

- → Property assets under management grew 90% to over $6.5 billion (including associates)
- → Macquarie Goodman Industrial and Macquarie Office trusts ranked no. 1 and no. 3 respectively - 2002 BDO Annual LPT survey
- → MGI and MOF ranked No.1 and No.2 in their sector for accumulated performance over 5 years – UBS Warburg Research
- → Successful listing of Macquarie ProLogis Trust
- → Macquarie ProLogis increased its assets in North America & now controls 55 assets worth US$466M
- → Completion of largest ever Australian unlisted syndicate - Macquarie Martin Place Trust
- → Successful listing of Ascendas REIT, Singapore's first listed business and industrial trust - a JV between MGM and Ascendas


MACQUARIE
BANK

Property highlights –
Property Investment Banking & Property Finance

- → One of Australia's leading debt and equity providers and arrangers for real estate development – over $1 billion raised (2002)
- → Property Finance project return in last 16 years of approximately 31% approx on completed Risk Participation deals.
- → Two largest projects in Southern Hemisphere – World Square, Sydney & Queen Victoria developments, Melbourne – financial adviser
- → $A360M acquisition of office buildings in Seoul, Korea for Schroder Asian Fund - MBL co-investment
- → Macquarie Real Estate Equity Fund (MREEF) established
- → Over 3,000 apartments constructed in China since 1995
- → A further 6,000 planned over the next 5 years


MACQUARIE
BANK

Golf and Leisure highlights

- → Formed in 1997 as a joint venture between Macquarie Bank and Greg Norman's Great White Shark Enterprises
- → International developer of premier lifestyle communities
- → 33 staff at offices in Australia and the United States
- → Current projects have a total development value of $2.2 billion comprising 8,500 residential lots and 180 holes of golf
- → Courses at Medallist communities worldwide won their 12th award – Best Public Access Course in Australia (Brookwater).


MACQUARIE
BANK

Banking highlights

- → Net revenue up by 30% over 2002 result
- → Restructure of Divisional Client Service platform drove 15% reduction client service staff numbers
- → Cost to Revenue further improved to below 60%
- → Loan volumes increased by 15%
- → Strong emphasis on cross-selling of MBL product across client base through PBB Wealthlink


MACQUARIE
BANK

Mortgages highlights

- → Successful diversification strategy - Retail and Wholesale businesses now in Australia, USA and China.
- → Mortgages Australia - loan book exceeding $9 billion, highest level ever.
- → Record new business settlements with continued growth expected in a subdued market.
- → Successful equity investment in strategic clients, e.g 10% shareholding in Australia's largest mortgage broker AFG and others has assisted to increase market share.
- → Mortgages USA - volumes continue to grow.Continued rapid growth expected with modest profit over short term. Great long term potential.
- → Mortgages China - continued modest investment in a restructuring market. Book approaching 900 loans


MACQUARIE
BANK

Margin Lending highlights

- → Record new business volumes
- → Launch of Fusion protected loans over managed funds - first to market
- → Launched new protected loan with shared upside and received ATO Product Ruling - first to market
- → Launched badged margin loan for Bell Potter
- → Master trust/wrap channel achieved 30% of new margin lending volumes
- → Margin Lending NZ launched
- → Added covered calls as a feature of margin lending
- → Volatile market, with record margin calls and no material losses
- → Approx 50% of clients are protected from margin calls by the limited recourse nature of the GEI product
- → New core system implemented


MACQUARIE
BANK

Margin Lending –
portfolio growth and diversification




Margin Lending - Total Loan Book By Product
1999
2000
2001
2002
2003
Estimated
Fusion Loan Book
Margin Lending
Loan Book
GEI Loan Book
Exp to Inc linear
Portfolio linear


MACQUARIE
BANK

Margin Lending growth –
outgrowing the market

Growth in Margin Loans

— — Industry (ex MML) —— Macquarie

Index (June 1999 = 100)

0 100 200 300 400 500 600 700 800 900 1000

Jun 1999, Sep 1999, Dec 1999, Mar 2000, Jun 2000, Sep 2000, Dec 2000, Mar 2001, Jun 2001, Sep 2001, Dec 2001, Mar 2002, Jun 2002, Sep 2002, Dec 2002

Growth in Protected Lending

— — Industry (ex MML)
—— Macquarie

0 50 100 150 200 250 300 350 400

Jun 1999, Sep 1999, Dec 1999, Mar 2000, Jun 2000, Sep 2000, Dec 2000, Mar 2001, Jun 2001, Sep 2001, Dec 2001, Mar 2002, Jun 2002, Sep 2002, Dec 2002

Source: RBA


MACQUARIE
BANK

Looking forward

- → Continue our successful formula
- → Maintain focus on our core activities in Banking, Mortgages and Margin Lending
- → Expand international initiatives undertaken in the past 24 months, particularly in Asia and the USA
- → Continue organic and strategic growth in property funds management


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Financial Services Group

Peter Maher


MACQUARIE
BANK

FSG philosophy & journey

The FSG Philosophy is to create a sustainable competitive advantage and build our brand and capabilities around two core propositions

→ To be a primary investment product and service provider for clients and IFAs

→ To help IFAs improve their productivity and profitability of their client relationships through integrated sales, service and administrative platforms


MACQUARIE
BANK

FSG focus its efforts on two key markets...

The Financial Services Group

Macquarie Financial Services

MFS acts as an **independent client based, wealth management business** covering a broad spectrum of advice options:

- Full Service Broking & Investment Planning
- Strategic Financial Planning
- Executive Wealth Management
- Private Banking
- Online Broking Services

Macquarie Adviser Services

MAS manages relationships with external financial advisers.

MAS acts as the **primary relationship manager** and access point for the distribution of product innovations sourced from the Group's internal partners.


MACQUARIE
BANK

Recent progress…

There are a number of initiatives that have been shaping FSG in recent months:

→ Simplifying our structure around the two key client groups

→ Continued development and growth of the **Wrap** offering

→ **Cost efficiencies**; both resulting from the restructure and from an increased focus on margin management

→ Further development of the Wealth Management offering to direct, retail clients as well as to external corporate clients (via **Macquarie Executive Wealth Management)**


MACQUARIE
BANK

FSG's geographic reach

The Group's international philosophy is to leverage core administration/service strengths and product innovation into markets that demonstrate key similarities to or compatibility with the Australian retail investment market

Australia

- → sales and relationship management for both direct, retail clients and via an extensive network of external financial advisers

New Zealand

- → personal financial services
- → relationship management of external financial planners for the distribution of Macquarie product

South Africa

- → innovative retail financial products via external financial advisers


MACQUARIE
BANK

Performance to date...

In spite of challenging markets, FSG remains on track.

There are a number of relevant factors effecting performance since Sept 2002:

- **Flat share market** – equity trading volumes have continued to come under pressure in the last quarter
- As equity values remain depressed, FUM value declines and in turn places pressure on **annuity income**
- The low return environment heightens client **scrutiny of advice and product performance** and **heightens fee pressure**


MACQUARIE
BANK

Performance to date...

Against the market environment, momentum in revenue and profits has been maintained:

- the **Macquarie Wrap** leads the market in growth – strongest inflows in the total platform market in 2003
- the **Macquarie CMT** remains a source of access and strength in the external financial adviser market
- in spite, of tough trading conditions. MFS' results are still ahead of the previous corresponding period:
  - revenue per adviser is up 6% over the last two years
  - annuity proportion almost doubling over the last two years


MACQUARIE
BANK

Performance going forward...

Our **Client Services & Broking Services Reviews** are capturing significant savings

- → Recent Broking Back Office changes will contribute over $5m savings per annum
- → Rationalisation of Client Service Contact Centres savings run to $3-4m
- → Staff expenses are continuing to fall each year as a proportion of revenue


MACQUARIE
BANK

Performance going forward...

As FSG matures, we have been able to capture significant savings in **ISD and Technology** spend:

- Driving significant efficiencies out of underlying systems running costs
- Reducing underlying IT expenditure as a percentage of revenue (by almost 40%)
- Largely offsetting the costs of amortisation in terms of overall P&L impact


MACQUARIE
BANK

Performance going forward...

Sustaining current earnings and growing them through 2003 is predicated on continual:

- Growth in **client numbers**
- Depth of **client relationships**
  - Brand campaign expected to help to achieve these goals
- Reduction in total **cost to income** ratio
- Reduction in **cost per full time employees**
- Active **sales and relationship management**
- leveraging of core service and administration skills to new and existing markets


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Investment Banking Group

Nicholas Moore


MACQUARIE
BANK

What we do


Leverage Ideas –
Expand Business Continuum
IDEA
BROKERAGE
ADVICE
UNDERWRITING
FUNDS
PRINCIPAL
INFRASTRUCTURE
MIG, MAP, MAG, MGIF,
KRIF, SAIF, AMG, HILLS...
TMET
TECHNOLOGY/MCIG
RESOURCES
PROPERTY
FINANCIAL INSTITUTIONS
INDUSTRIALS
Opportunity

1,000 staff in 22 offices

Full spectrum of client focused investment banking skills

Increased global reach – 2002/3 initiatives



MACQUARIE BANK


MACQUARIE
BANK

CF and FP – basic relationship of executives and $'s


Staff
Gross Revenue


MACQUARIE
BANK

IBG – solid results to date in a tough environment

Increased	Flat	Down
Infrastructure	Cross Border Leasing (slightly up)	Industrials
TMET		Resources
FIG		Institutional Stockbroking (MAp underwriting)
Property		
Financial Products (excluding XBL)		
Macquarie Capital (excluding one-off items – ie. down on a net basis)		


MACQUARIE
BANK

2003 strengths / achievements

Division	Ranking	Comment	Source
Australian M&A	No. 1	$19.3b	Thomson
Australian ECM	No. 2	$4.7b	Thomson
Australian Equities	No. 3	Top 3 rankings	Greenwich
XBL	No. 1 / 2	Global	In-house
MIG	No. 1	Global I Fund	In-house
Infrastructure	No. 1	Global I Banks	PFI / Eastern


MACQUARIE
BANK



Project Finance International – Advisory Mandates Won

No. 2 Global
No. 1 Americas
No. 1 Asia Pacific
Refinancing Deal of the Year – Transurban
Transport Deal of the Year – Sydney Airport
Acquisition Deal of the Year – Freight Rail



Asiamoney

M&A House of the Year
Deal of the Year (Australia) – Sydney Airport
M&A Deal of the Year – Normandy merger
Equity-linked / Hybrid Deal of the Year – FLIERS
Securitization Deal of the Year – SMART series



Jane's Transport Finance

Airport Finance Deal of the Year
Sydney Airport





CFO

M&A Deal of the Year – Placer / Aurion
Project Finance Deal of the Year – Sydney Airport

The Australian Institute of Export / NSW Government

2002 Premier's NSW Exporter of the Year – Financial Services


MACQUARIE
BANK

Specialist funds

- → Pursuit of specialist funds model continues
- → Macquarie Infrastructure Group

Greenfield

- Midland
- Rostock

} Late stage; On track

- SR125
- West. Sydney

} Early stage

Brownfield

- All roads performing well
- Revenue on key operating roads up 25.6% in CY02
- Avg. traffic up 14.3%* in CY02 vs pcp
- 407 – Toll strategy

* (incl. 407 but excl. other Cintra assets)


MACQUARIE
BANK

Specialist funds (cont'd)

- → MAp and MAG
  - → Four world class assets – Bristol, Birmingham, Sydney, Rome (March settlement)
  - → Operating focus
- → Evidence of active management
  - → Bristol: EBITDA ↑ 32% since acquisition
Management change / new airlines
  - → Birmingham: EBITDA ↑ 4% since acquisition
New airline
  - → Sydney: 1H 03: EBITDA ↑ 13% on pcp
FY 03: EBITDA ↑ 20% (forecast)
T2 negotiations / management change


MACQUARIE
BANK

Specialist funds (cont'd)

- → MCIG
  - → New asset class has gained acceptance
  - → 22 % increase in security price since listing
  - → 26 % outperformance of index since listing
- → Unlisted
  - → New Korean Road Infrastructure Fund (KRIF)
- → Continuing focus on broadening investor base (esp. international)


MACQUARIE
BANK

Funds under management continue to increase

- 99% compound growth in funds under management since 1997

14000
12000
10000
8000
6000
4000
2000
0
($'m)
1997
1998
1999
2000
2001
2002
Jan-03
Other
MAG
GIF
Sth Afr
Fliers
MCG
MAp
HRZ
MIG

Excludes uncalled commitments


MACQUARIE
BANK

Macquarie Capital

→ Growth of books

	Mar 02	Dec 02	
→ Mac Leasing	$1,132m	$1,382m	↑ 22%
→ Mac IT	$359m	$446m	↑ 24%

→ New business initiatives

- → Macquarie Electronics – integrated circuits
- → Macquarie Aviation – jet engines
- → Coriolis – sewerage reticulation


MACQUARIE
BANK

Macquarie Equities

- → Strong profitability
- → 8 No. 1 panel rankings in 2002 from domestic institutions up from 5 in 2001
- → No. 1 rated broker of Australian equities in North America (Greenwich, 2002) – Quality rating for sales & research
- → Research No. 2: 11 analysts among the top 3 in their sectors by top 20 investors (Greenwich, 2002)


MACQUARIE
BANK

2004 – the opportunities

- → Structured Finance
  - → New retail funds
  - → New wholesale cross border products
- → M&A and ECM: material type A transactions underway
- → M&A transactions:
  - → backlog awaiting Gulf (Iraq) resolution
  - → Roads – Korea (KRIF), Lane Cove
  - → Transmission – North America
  - → TMET – Communications infrastructure


MACQUARIE
BANK

2004 – the opportunities

- → M&A transactions (cont'd)
  - → Industrials – backlog clearing; Constellation; Goodman Fielder
  - → Resources – healthy deal pipeline
  - → Property – continued non MBL growth expected
  - → FIG – solid workflow
- → ECM
  - → Strong deal pipeline
  - → RSA float underway


MACQUARIE
BANK

2004 opportunities

- → Specialist funds development
  - → Global Infrastructure Fund (GIF) 2
  - → Europe – regulated / monopoly assets
  - → Canada / Nth America – essential assets fund
  - → South African, Korean, Japanese, Malaysian – infrastructure
- → Ramp up of new leasing books
  - → Integrated circuits
  - → Sewerage reticulation
  - → Jet engines


MACQUARIE
BANK

Macquarie Bank Limited Operational Briefing

Investment Banking Group

Nicholas Moore

2003 ASX 25

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

Thursday February 13, 2003

MACQUARIE BANK REAFFIRMS GOOD EARNINGS GROWTH

Macquarie Bank Chief Executive Officer Allan Moss today reaffirmed the Bank was on track to achieve good earnings growth in the year to March 31, 2003, as foreshadowed in its interim announcement made in November last year.

Speaking at an operational briefing to institutional shareholders and analysts in Sydney, Mr Moss said despite challenging conditions, the Bank is continuing to source good transactions domestically and internationally.

"We are taking the opportunity in the current environment to improve market shares right across our businesses," said Mr Moss.

Since the interim balance date at September 30, 2002, the Bank's Investment Banking Group has benefited from a good pipeline of deals and improved market performance of funds. Treasury and Commodities Group and Banking and Property Group are likely to post strong results, which as foreshadowed, will be lower than the first half to September 30, 2002.

Equity Markets Group's and Funds Management Group's results are expected to be in line with those of the first half, and Financial Services Group is on track to achieve its goal of profitability for the year ending March 31 2003.

Mr Moss said over the past four months, the Bank has undertaken a number of significant transactions and initiatives which it was confident would produce strong growth for both the Bank's shareholders and the investors in its specialist funds.

Highlights since balance date at September 30 2002 include:

- Westlink Consortium achieving preferred tenderer status on the Western Sydney Orbital toll road project in Sydney
- advising Goodman Fielder in relation to the A$2.4 billion hostile takeover bid by Burns Philp
- establishment of the Korean Road Infrastructure Fund (KRIF) which has raised $370 million, with further commitments expected by mid 2003
- Memorandum of Understanding signed for a Korean equity derivatives alliance with Woori Bank
- advising Constellation Brands in relation to the US$1.4 billion proposed merger with BRL Hardy, to create the world's largest wine company
- Financial Services Group commencement of major advertising campaign

Major developments associated with the Bank's listed funds include:

- Macquarie Communications Infrastructure Group outperformance of the S&P/ASX 200 Industrials Accumulation Index by over 25 per cent since listing in August, 2002
- Macquarie ProLogis outperformance of the S&P/ASX 200 Property 200 Accumulation Index by 14 per cent from its June 2002 listing to December 31, 2002 and receipt of the AsiaMoney magazine award for Australia's "Overall Best New Listed Company"
- revenue on Macquarie Infrastructure Group's key operating toll roads rising by a weighted average of 25.6 per cent during calendar 2002
- Macquarie Goodman Management ranked #2 by AsiaMoney Magazine in Australia's Best Small Companies poll
- disposal by Macquarie Bank of 58 million Macquarie Airports (MAp) securities as required by the Australian Securities and Investments Commission

Mr Moss said there had been significant market outperformance by Macquarie listed funds over the five years to January 2003.

Since December, the Bank's investment in its specialist funds has decreased on a net basis, Mr Moss said. "We consider a level of investment in these funds of around $500 million – the amount of capital we raised for this purpose in September 2001 – to be very satisfactory."

Mr Moss said given the current market uncertainty, the Bank would maintain, and where appropriate, reinforce its conservative capital position. "Considering market conditions, the Bank this week increased its level of subordinated debt," Mr Moss said.

"We have also been implementing the wide range of key governance initiatives announced in November for the Macquarie Bank board as well as the boards of our specialist funds," Mr Moss said.

For further information, please contact:

Allan Moss, Managing Director and Chief Executive Officer, Macquarie Bank Limited +612 8232 3483

Richard Sheppard, Deputy Managing Director, Macquarie Bank Limited +612 8232 3183

Greg Ward, Chief Financial Officer, Macquarie Bank Limited +612 8232 3543

Erica Sibree, Investor Relations, Macquarie Bank Limited +612 8232 5008

Lisa Jamieson, Macquarie Bank Public Relations +612 8232 6016


AUSTRALIAN STOCK EXCHANGE

2003 ASX 26

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	28 January 2003 but 19 August 2002 re Macquarie Leisure Trust (MLE), Macquarie Infrastructure Group (MIG) and 16 August 2002 re Macquarie CountryWide Trust (MCW)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	10 February 2003 re MLE 14 February re MIG Re MCW: 13 February 2003 re distribution reinvestment plan and 18 September 2002 regarding rights issue
No. of securities held prior to change	22,870 MLE units 76,208 MIG stapled securities 56,422 MCW units
Class	MLE: ordinary units MIG: stapled securities MCW: ordinary units
Number acquired	1,144 MLE units via distribution reinvestment plan 865 MIG units via distribution reinvestment plan 9,404 MCW units via rights issue and 2,504 MCW units via distribution reinvestment plan

G:\CAG\COS\HBORLAND\ASX\ALLPASS\jga10022003.doc

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MLE units: $0.70 each MIG stapled securities: $3.302874 each 9,404 MCW units at $1.50 each via the rights issue and 2,504 MCW units at $1.62 each via the distribution reinvestment plan
No. of securities held after change	24,014 MLE units 77,073 MIG stapled securities 68,330 MCW units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Distribution Reinvestment Plans and in the case of MCW, participation in a rights issue.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

17 February 2003

G:\CAG\COS\HBORLAND\ASX\ALLPASS\jga10022003.doc

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

2003 ASX 27



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

17 February 2003

Company Announcements Office
Australian Stock Exchange Limited


MACQUARIE
BANK

BY FACSIMILE - One Page

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 14 February 2003, was 0.0414%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10,000 @ $13.15 each 2,500 @ $18.51 each 3,334 @ $14.29 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,000 on 13/2/03 2,500 on 14/2/03 3,334 on 18/2/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,278,800	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,343,691	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 21 February 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2 9

CH_4 Pty Ltd

Media Release 03 JUL 11 7:21 **25 February 2003**

CH4 Announces financial close of Townsville Project, joint venture with BHP Billiton, appointment of inaugural Managing Director

Leading coal seam gas producer and explorer CH4 Pty Limited today announced several significant milestones; the financial close of the Townsville Power Station Project, the formation of a joint venture with BHP Billiton Limited and the appointment of the Company's inaugural Managing Director, Mr Louis Rozman.

Financial close of the Townsville Power Station Project

CH4 has been informed by Enertrade that the gas sales agreement between CH4 and Enertrade is now unconditional following the financial close of the Townsville Power Station Project. Enertrade is a wholesale energy trader owned by the Queensland Government responsible for 30% of Queensland's electrical capacity and 60% of Queensland's peaking capacity.

CH4 will now contribute to the development of Townsville by providing low-cost and efficient clean energy sourced from the vast reserves of gas in central Queensland, creating numerous jobs in the region. In addition, CH4 will bring investment of in excess of $150 million into the Queensland economy and contribute significantly to the State's royalty income.

Joint venture with BHP Billiton announced

CH4 has also been advised by BHP Billiton of its intention to exercise its option to acquire and contribute to a 50% joint venture interest in PL191, located in the Bowen Basin in Central Queensland. The joint venture will develop the reserves in PL191 for delivery to Enertrade under the terms of the gas sales agreement. CH4 will operate the project and market the gas produced by the joint venture.

PL191 is the focal point of CH4's current operations, it covers an area of approximately 260 sq km in the 'Grosvenor' area in Central Queensland. International petroleum consultants Netherland, Sewell & Associates, have estimated 212 PJ of 2P reserves within PL191. CH4, which is 88% owned by Macquarie Bank, has been continuously producing gas from within PL191 since April 2001 and in 2002 was awarded the exclusive contract to supply gas to the Townsville Power Station Project.

Appointment of inaugural Managing Director

In addition, CH4 is delighted to announce the appointment of Mr Louis Rozman as the Company's inaugural Managing Director.

CH_4 Pty Ltd

Mr Rozman has an extensive background spanning more than 20 years in the international resources industry, having most recently served as Chief Operations Officer of AurionGold Limited.

Prior to working with AurionGold Mr Rozman held senior management positions with Delta Gold and Pancontinental Mining.

The appointment of Mr Rozman reflects the significant and ongoing growth of CH4's operations since being selected as the exclusive supplier of gas for the Townsville Power Station. Mr Rozman commences duties on 3 March 2003.

CH4 Comment

Commenting on today's announcements, CH4 Director Mr David Wrench said:

"These are significant milestones for the Townsville Power Station project and mark the emergence of CH4 as a developer of major projects in the rapidly expanding coal seam gas industry. We are delighted to have BHP Billiton as a partner in PL191, its decision shows confidence in the robustness of our project development plans.

"It is particularly satisfying to have attracted a seasoned, internationally experienced executive as our inaugural Managing Director. Mr Rozman's appointment reflects the evolution of CH4 from an exploration company to a developer of major projects focussing on the Queensland market.

"Our next steps are to proceed with project planning and development to achieve the first delivery of gas in late 2004 for commissioning of the Townsville Power Station and to actively pursue our exploration and development program," he said.

Also commenting, CH4's Managing Director designate, Mr Louis Rozman, said:

"Our key priority will be to deliver on our commitments to the Townsville Power Station project and I look forward to working co-operatively with Enertrade, BHP Billiton and other stakeholders to make this happen. I am excited by the opportunity to lead CH4 through its next phase of growth, as it assumes a central role in the Australian coal seam gas industry."

For further information, please contact:

Geoff Fowlstone
Fowlstone Communications
Tel (bh): 02 9955 9899
Mobile: 0413 746 949
Email: geoff@fowlstone.com.au

David Petrikas
Fowlstone Communications
Tel (bh): 02 9955 9899
Mobile: 0408 636 414
Email: david@fowlstone.com.au

ends



HELMSMAN
CAPITAL

Helmsman Funds Management Limited ABN 36 100 489 763
Level 15, 1 Martin Place Sydney NSW 2000 T. 02 8232 4476 F. 02 8232 3347

HELMSMAN – A NEW $45 MILLION FUND TO PROVIDE TURN AROUND CAPITAL TO UNDER-PERFORMING BUSINESSES

SYDNEY, 25 February 2003. KPMG and Macquarie Bank today announced the launch of the $45 million Helmsman Capital Fund. Helmsman is the first turnaround capital fund in Australia to attract substantial institutional and professional investor support.

Investment Director, Ian Johnson, said the establishment of Helmsman represented a key step in the development of the turnaround capital sector in Australia.

Typically, Helmsman's investees will be established businesses with historic profitability, existing markets and management structures, but suffering a liquidity crisis. Helmsman is able to provide fresh capital combined with expertise in business restructuring and crisis management to stabilise under-performing businesses and restore viability and going-concern value.

The board of the Helmsman Capital Fund's Investment Manager is comprised of John Harkness (Chairman), Lindsay Maxsted, (non executive director), Scott Kershaw (executive director), Ian Johnson (executive director), Anthony Abraham (executive director) and Douglas Potter (company secretary and investment director).

While the turnaround sector is in its infancy in Australia, Mr Johnson noted that "in the US there is a sophisticated $US 20 billion funds management industry investing in under performing businesses.

"In Australia, the same access to capital has not been available for companies facing similar circumstances. Unfortunately, the absence of investors with Helmsman's focus in the domestic market has meant that under-performing businesses have at times ended in liquidation, at a significant loss for all stakeholders. Helmsman can provide a lifeline that keeps businesses running while the turnaround takes place, to recover the going-concern value of the business."

Mr Potter said that the size of the opportunity for Helmsman in Australia was vast:

- over the last 5 years, in excess of 5,000 companies had entered into some form of external administration annually; and
- the value of non-performing loans held by Australian financial institutions exceeded $6.5 billion dollars in 2001-2002.

He said he expected Helmsman would be an attractive option as it could provide funds for recapitalisation and had the ability to partner with owners and professional advisers to develop and implement an integrated recovery plan. He noted that investing in under-performing businesses required a depth of valuation and technical skills, well-developed negotiating skills, complemented by a disciplined, and where necessary, a patient approach to investment management.

Mr Potter said Helmsman enjoyed the benefits of the complimentary skills brought together under the joint venture between Macquarie and KPMG.

"Macquarie has a track record of profitably investing in domestic under-performing corporate debt and experience in financial asset management, as well as extensive funds management expertise.

"This is complemented by KPMG's skills as one of the largest corporate recovery and business restructuring advisers in the Australian market. KPMG has extensive industry-specific advisory and specialist business restructuring expertise, which will be at Helmsman's disposal."

Mr Johnson said Helmsman's investment objective was to generate returns in line with top quartile venture capital funds. Investments would be made in the range of $2 million to $9 million, typically taking less than a 50% shareholding. He confirmed that Helmsman had capacity to co-invest with a range of investors or raise debt as required to increase the size of potential transactions that it could consider.

Helmsman plans to invest the initial $45 million over the next two to three years, before undertaking further fund raising. The term of the initial fund is seven years.

Further information:

Ian Johnson, Helmsman Capital
(02) 8232 4476

Douglas Potter, Helmsman Capital
(02) 8232 9754

Matthew Russell, Macquarie Bank
(02) 8232 4102

David Upton, KPMG
0409 440 615

MACQUARIE BANK

Macquarie Bank Limited

Presentation to Macquarie Financial Services

Allan Moss, Chief Executive Officer & Managing Director

February 2003


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4 Recent performance & outlook


MACQUARIE
BANK

A unique investment bank

- → Full service investment bank in Australasia
- → Focused participant in international markets
- → Compound annual growth of revenue around 20% over a decade
- → Rated "A" or better
- → Market capitalisation:

Macquarie Bank:	MBL	A$5.2 B	28th
Macquarie Bank listed "family":		A$16.4 B	~10th

Market capitalisations as at close of business 21/02/03


MACQUARIE
BANK

33 year history of profit growth

Consistent growth

Net Profit
After Tax
A$m
250
225
200
175
150
125
100
75
50
25
0
Half year ending 30 September
Full year ending 31 March
69
72
75
78
81
84
87
90
93
96
99
'02


MACQUARIE
BANK

Where the revenues come from

By type

A$m

Fee and Commission – **63%**

Trading – **23%**

Interest – **14%**

1,600
1,400
1,200
1,000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


MACQUARIE
BANK

Where the revenues come from

2002


Brokerage & Trading 31%
Asset Management 21%
Banking & Lending 16%
Advisory & Underwriting 32%


MACQUARIE
BANK

Where the revenues come from International vs Australia

A$m
Total operating income
(excluding earnings on capital)
($ million)
1,400
1,200
1,000
800
600
400
200
0
Australia
International
1996
1997
1998
1999
2000
2001
2002
FY


MACQUARIE
BANK

Global presence

Active globally


Vancouver
Seattle
San Jose
San Diego
New York
Jupiter
Sao Paulo
Cape Town
Johannesburg
Kuala Lumpur
Singapore
Hong Kong
Labuan
Jakarta
Tokyo
Perth
Adelaide
Melbourne
Brisbane
Wellington
Christchurch

- Approximately 5000 employees (including contractors)
- Presence in 16 countries


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4 Recent performance & outlook


MACQUARIE
BANK

Revenue growth over the decade

5.7 times to FY2002

(A$m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
HY 2003


MACQUARIE
BANK

Profit growth over the decade

4.2 times to FY2002

(A$m)
300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
HY 2003


MACQUARIE
BANK

EPS growth over the decade

2.7 times to FY2002


cents
140
120
100
80
60
40
20
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
HY 2003


MACQUARIE
BANK

Funds Under Management growth over the decade

5.5 times


(A$bn)
50
45
40
35
30
25
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
HY 2003

Includes listed & unlisted (retail & wholesale) funds


MACQUARIE
BANK

Total shareholder return since listing

- → MBL TSR approximately 390% versus ASX50 under 100%
- → Of companies in ASX50 at time of listing, MBL has outperformed 49


Index
800
700
600
500
400
300
200
100
0
Jul-96
Jan-97
Jul-97
Jan-98
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
MBL
ASX50

- → MBL approximate IRR (%pa) since creation of the Bank in 1985 – 26.4% (all dividends reinvested)
- → MBL approximate IRR (%pa) since listing in 1996 – 26.0% (all dividends reinvested)

* All data as at 21 February 2003


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4 Recent performance & outlook


MACQUARIE
BANK

Macquarie specialist listed funds growth over the decade

80 times


Market Cap – Macquarie Listed Funds
A$ million
Roads
Property
Airports
Other
12000
10000
8000
6000
4000
2000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
NOW

Note: Property funds includes Macquarie Goodman Industrial Trust and Macquarie ProLogis Trust Macquarie has a 40% and 50% holding in the respective fund manager of those trusts.

* All data as at 21 February 2003


MACQUARIE
BANK

Macquarie listed funds

Significant outperfomance over the long haul




Performance Since 1996
Index
4000
3500
3000
2500
2000
1500
1000
500
0
-500
Dec-95
May-96
Oct-96
Mar-97
Aug-97
Jan-98
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Aug-02
Jan-03
All Macquarie Funds
S&P/ASX300
All Macquarie Funds Net Performance over S&P/ASX300

* All data as at 21 February 2003


MACQUARIE
BANK

Macquarie listed funds - infrastructure

- Macquarie Infrastructure Group
  - 4th largest toll road investor in the world
  - Revenue on key operating toll roads rose by weighted average of 26% during calendar 2002
- Macquarie Airports
  - Australia's only listed diversified airport fund
  - High quality, long term assets affected by short term adverse market conditions
- Macquarie Communications Infrastructure Group
  - High quality telecommunications asset – Broadcast Australia
  - MCG outperformed index by over 40% since listing on an accumulated basis


MACQUARIE
BANK

Macquarie listed funds - property

- → Macquarie CountryWide
  - → Retail properties anchored by national grocery chains – 109 properties across Australia, New Zealand and the US
  - → No. 3 in sector in accumulated performance for over five years (outperforming sector average)
- → Macquarie Goodman Industrial
  - → 66 properties, including business and office parks and warehouse/distribution centres
  - → No. 1 in sector in accumulated performance for over five years
- → Macquarie Office
  - → 22 office buildings throughout Australia
  - → No. 2 in sector in accumulated performance for over five years (outperforming sector average)


MACQUARIE
BANK

Macquarie listed funds - property

- Macquarie Leisure
  - Assets across entertainment, leisure and recreation industries
- Macquarie ProLogis
  - 60 High quality industrial properties in the US and Mexico
  - Best Australian New listed company in 2002 – Asiamoney magazine


MACQUARIE
BANK

Specialist Funds

World class assets – No1 Martin Place, Australia


MACQUARIE BANK
ANZ




MACQUARIE
BANK

Specialist Funds

World class assets –
Highway 407, Canada




MACQUARIE
BANK

Specialist Funds

World class assets – Sydney Airport, Australia




MACQUARIE
BANK

Specialist Funds

World class assets – Eastern Distributor, Australia




MACQUARIE
BANK

Specialist Funds

World class assets –
Midlands Expressway, England




MACQUARIE
BANK

Specialist Funds

World class assets – Rome Airport, Italy




MACQUARIE
BANK

Specialist Funds

World class assets – shopping centres, Australia




MACQUARIE
BANK

Specialist Funds

World class assets – warehouse, USA




MACQUARIE
BANK

Specialist Funds

World class assets –
transmission towers, Australia




MACQUARIE
BANK

Privileged assets across the globe

AltaLink
AvPORTS
SR125
M6 Toll
Highway 407
Bristol Airport
Birmingham Airport
Rome Airport
Spain – M45, R4, Ausol I & II, A1, A8, Autema, Artxanda Tunnel
Soonjungsan Tunnel
South African toll roads
Sydney – M5, M4, M2, Eastern Distributor, Western Sydney Orbital
Broadcast Australia
Roads
Airports
Transport Services
Property
Communications


MACQUARIE
BANK

Why patronage assets are such attractive investments

- → Roads
- → Airports
- → Low marginal unit costs
- → Safe revenue, growing faster than GDP
- → Confidence of rapid growth in EBITDA


Conceptual
$
EBITDA
Costs
Revenue
Traffic


MACQUARIE
BANK

Airports are attractive investments

- ➔ Long term traffic growth 2 x GDP
- ➔ Driven by economic growth, liberalisation of airlines & globalisation
- ➔ Resilience to world economic and political shocks


Long Run Trend in Traffic
700
600
500
400
300
200
100
0
1970
1973
1976
1979
1982
1985
1988
1991
1994
1997
2000
Recession
& Gulf War
(1990-1992)
Recession
(1980-1982)
Oil shocks
(1974-1976)
September 11
(2001)
Traffic
Real GDP
Real Airfares

Source: Macquarie, IATA


MACQUARIE
BANK

Agenda

1. A unique investment bank
2. A decade of growth
3. Specialist funds strategy
4 Recent performance & outlook


MACQUARIE
BANK

Performance since the interim result

- Generally on track as foreshadowed at Interim announcement
  - Investment Banking – benefiting from good pipeline of deals & improved market performance of funds
  - Treasury & Commodities, Banking & Property – strong results expected, but down on first half as foreshadowed
  - Equity Markets & Funds Management – performances broadly in line with first half
  - Financial Services – on track with major systems development and internal reorganisation completed


MACQUARIE
BANK

Major deals & initiatives since the interim result

- → Westlink Consortium - preferred tenderer status on Western Sydney Orbital
- → Advising Goodman Fielder in relation to the A$2.4b hostile takeover bid by Burns Philp
- → Korean Road Infrastructure Fund established – A$370m raised, further commitments expected by mid 2003
- → MOU signed for Korean equity derivatives alliance with Woori Bank
- → Advising Constellation Brands in relation to the US$1.4b proposed merger with BRL Hardy


MACQUARIE
BANK

Generally improving market shares

- ➔ Investment Banking
  - ➔ No 1 in both completed and announced 2002 Australian Mergers & Acquisitions transactions by value – Thomson Financial
  - ➔ No 2 Equity Capital Market house for 3rd year – Thomson Financial
  - ➔ No 2 globally for project finance advisory services – Thomson Financial
  - ➔ Continuing healthy deal pipeline


MACQUARIE
BANK

Generally improving market shares

- Treasury & Commodities
  - Debt Markets – Top Lead Manager of Domestic Australian Dollar Bonds 2002 – Thomson Financial
  - Futures – No 2 in execution in 2002, increase in number of contracts of 14% to 8.1m – Sydney Futures Exchange
  - 2002 Foreign Exchange turnover up 23% on pcp
  - Base and precious metals markets - transaction volumes either flat or higher compared to pcp
  - Houston mezzanine energy finance and London energy trading businesses up, running and generating revenue


MACQUARIE
BANK

Generally improving market shares

- Banking & Property
  - Now 4th largest Australian listed property trust manager
  - Macquarie Goodman Industrial Trust and Macquarie Office Trust – No 1 and No 2 in sector for accumulated performance over 5 years
  - Funds under management (including associates) over $6.5b, up 5% from $6.2b at the interim
- Equity Markets
  - 50% share of Australian instalment warrant market
  - Leading warrant issuer by value in 2002 - 37% market share
  - European operations remain difficult


MACQUARIE
BANK

Generally improving market shares

- Funds Management
  - 10% increase in total FUM and 90% increase in international FUM over past 12 months despite overall market contraction
  - "Best All Round Fund Manager" by mandate wins - Investor Weekly
  - Australian Enhanced Fixed Interest Fund - Inflows of over $550m in 2002, total FUM $1 billion Dec 2002
  - Alpha Plus Fund - 3.6% above index since Feb 2001, A rating - van Eyk, Jan 2003


MACQUARIE
BANK

How FSG adds value to its clients

- → Provides full-service wealth management services:
  - → Broking & Investment Planning
  - → Strategic financial planning
  - → Executive wealth management
  - → Private banking
  - → Online broking services
- → Leverages the strength of "product" development areas of the Bank
- → Provides clients with access to innovative products and deals
- → Recognised by Assirt and other independent research houses as a superior service provider


MACQUARIE
BANK

Financial Services Group – recent progress

- A number of initiatives have been focus for FSG:
  - Improving financial planning services offering to retail and corporate clients
  - Improve awareness of services through advertising campaign
  - Continued development and growth of Wrap offering
- Highlights
  - Strongest Wrap growth in Australia for last two quarters – Assirt. $6.1b at Dec 2002 (up from $2.55b in Dec 2001)
  - Total retail FUM around $11.5b at Jan 2003 (up $0.5b since Mar 2002)
  - Total client base up approximately 30% to over 550,000 since inception in March 2000


MACQUARIE
BANK

Market conditions

- Corporate Deals
  - International markets subdued but reasonable activity in Australia
- Trading
  - Generally satisfactory except in global equity markets
- General atmosphere
  - Caution continues as a result of subdued growth and international tensions


MACQUARIE
BANK

Our approach to challenging market conditions

- → Planning for continued growth
- → Continued strong risk management – manage every day for once in a generation event
- → Funding
  - → Given current market conditions, the Bank will maintain, and where appropriate, reinforce its conservative capital position
  - → In this context the Bank increased its levels of subordinated debt and may consider further increases
- → We will continue to demonstrate unwavering commitment to markets and to our clients


MACQUARIE
BANK

On track for the full year

- → On track to achieve good earnings growth for full year 2003
- → Continuing to source good deals - domestic & international
- → Generally businesses have continued to perform in line with expectations

2003 AST 32

Rule 3.19A.2

Appendix 3Y

03 JUL 17 AM 7:21

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Macquarie Bank Limited
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	Mark Johnson
Date of last notice	18 December 2002 but 22/8/02 re Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Perpetual Custodians Limited as custodian for MSJ Superannuation Fund which is controlled by the director and of which he is beneficiary.	
Date of change	14/02/03	
No. of securities held prior to change	Perpetual Custodians Pty Limited Mark Johnson **TOTAL**	649,923 154,377 **804,300**
Class	Ordinary MIG stapled securities	
Number acquired	1,753	
Number disposed		
Value/Consideration **Note: If consideration is non-cash, provide details and estimated valuation**	$3.30 per stapled security	
No. of securities held after change	Perpetual Custodians Pty Limited Mark Johnson **TOTAL**	649,923 156,130 **806,053**

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

27 February 2003

2003 ASX 37

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

Thursday, February 27, 2003

JOHN NILAND JOINS MACQUARIE BANK BOARD

Macquarie Bank Executive Chairman David Clarke today announced the appointment of Professor John Niland to the Macquarie Bank Board as an Independent Non-Executive Director, effective immediately.

Mr Clarke said the Board would benefit greatly from the depth and breadth of Professor Niland's management expertise in a variety of roles covering science and technology, philanthropy and environmental regulation as well as his academic experience both in Australia and internationally.

Following the completion of a distinguished ten year term as Vice-Chancellor and President of the University of New South Wales (UNSW) in July 2002, John Niland is now Professor Emeritus of UNSW and serves as Chairman of a range of bodies including the UNSW Foundation Limited, Research Australia Limited, the Australian Peace Scholarships Trust, realestate.com.au Limited and the Centennial Park Trust.

Prior to his period in the top position at UNSW, Professor Niland served as Head of the School of Economics, Dean of the Faculty of Commerce and Economics and was the University's Foundation Professor of Industrial Relations. He has also held academic positions at Cornell University, The University of Illinois and Australian National University.

Professor Niland has spent periods in management roles in the Australian steel industry, and as the Chief Executive of the State Pollution Control Commission and as the Executive Chairman of the Environmental Protection Authority.

Mr Clarke said: "John's appointment will bring a new dimension and perspective to the Board and is part of the Bank's continual review of best practice in corporate governance and its commitment to the best representation of shareholder interests."

In November 2002, Mr Clarke announced the Bank would appoint two new Independent Directors by not later than June 30, 2003, of which this is the first. The appointment brings the Macquarie Bank Board membership to nine.

For further information, please contact:

David Clarke, Executive Chairman, Macquarie Bank Limited 02 8232 3413
Professor John Niland, Non Executive Director 02 9385 2999
Lisa Jamieson, Public Relations, Macquarie Bank Limited 02 8232 6016
0416 237 332

2003 ASX 34

03 JUL 15 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,665
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	18,835 @ $14.29 each 5,830 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,500 on 20/2/03 2,723 on 18/2/03 9,608 on 25/2/03 9,834 on 26/2/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,303,465	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,203,069	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 26 February 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2008 ASX 35

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space)

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	148,917
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	79,502 @ $14.29 each 5,668 @ $17.17 each 58,332 @ $18.51 each 5,415 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,668 on 26/02/03 97,834 on 27/02/03 45,415 on 28/02/03

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,452,382	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,042,914	Options over ordinary shares at various exercise prices

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 28 February 2003.
(Assistant Company Secretary)

+ See chapter 19 for defined terms

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms

Macquarie Bank Limited
ABN 46 008 583 542

2003 ASX 36

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX Release Friday, February 28, 2003

FINANCIAL CLOSE ON AXA HEALTH TRANSACTION

Macquarie Bank Limited (Macquarie) announced today that financial close of the AXA Health Insurance (AXA Health) transaction had taken place.

Macquarie has sold down its equity to British United Provident Association (BUPA) and has no ongoing equity interest in or exposure to AXA Health. Macquarie's equity interest was sold for an amount equal to its entry price, and no profit share payment in respect of Macquarie's equity selldown is expected to be payable to AXA.

Macquarie was part of a consortium which acquired AXA Health from AXA Asia Pacific Holdings on August 31, 2002. Macquarie announced at the time it may sell its interest in the business within 12 months.

For further information, please contact:

Richard Facioni, Macquarie Bank Limited 03 9635 8107
Greg Ward, Macquarie Bank Chief Financial Officer 02 8232 3543

2003 ASE 37

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

3 March 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 28 February 2003, was 0.0414%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

03 JUL 14 7:21

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,762
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,749 @ $23.94 each 5,833 @ $18.51 each 34,168 @ $14.29 each 12 @ $13.82 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	45,762 on 28/02/03

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,498,144	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,878,793	Options over ordinary shares at various exercise prices

+ See chapter 19 for defined terms

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note. Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 4 March 2003.

(Assistant Company Secretary)

+ See chapter 19 for defined terms

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms


MACQUARIE

Salomon Smith Barney

Financial Services Conference

4 March 2003

Differentiating for Investors & Customers

Richard Sheppard
[illegible]uty Managing Director
Macquarie Bank Limited


MACQUARIE

1. Differentiating Factors - Investors
2. Differentiating Factors - Clients
3. Features of Macquarie's Approach
4. People and Remuneration
5. Summing Up


MACQUARIE

Consistent earnings growth over the long haul, achieved across the economic cycle

Net Profit
After Tax
A$m
250
225
200
175
150
125
100
75
50
25
0
69
71
73
75
77
79
81
83
85
87
89
91
93
95
97
99
'01
3
HY03


MACQUARIE

Translating into strong EPS growth for investors since listing


cents
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001
2002
HY 2003


MACQUARIE

And achieving strong returns for investors

- MBL Total Shareholder Returns since listing approximately 390% versus ASX50 under 100%
- Of companies in ASX50 at time of listing, MBL has outperformed 49


Index
800
700
600
500
400
300
200
100
0
Jul-96
Jan-97
Jul-97
Jan-98
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
ASX50

- MBL approximate IRR (%pa) since creation of the Bank in 1985 – 26.4% (all dividends reinvested)
- MBL approximate IRR (%pa) since listing in 1996 – 26.0% (all dividends reinvested)

* All data as at 28 February 2003


MACQUARIE

MBL's business diversity differentiates it from competitors

Profit Contribution

	1H 2002 %	FY 2002 %	1H 2003 %
Corporate Finance (incl. specialist funds)	31	30	31
Structured Finance (incl. x-border leasing)	14	11	10
Other (incl. insto broking, Macquarie Capital)	19	20	10
Total Investment Banking	64	61	51
Treasury & Commodities	16	21	25
Banking & Property	15	16	18
Equity Markets	5	-	3
Funds Management	2	3	2
Financial Services	(2)	(1)	1
Total	**100%**	**100%**	**100%**


MACQUARIE

And is reflected in lower earnings volatility compared to other investment banks


Standard deviation of % change in reported **operating profit** of leading investment banks for previous 10 yrs


Macquarie Bank
%
0
20
40
60
80
100
120
140
160
180
200

Source: Bloomberg


MACQUARIE

Strategy - Strong market shares in Australia

- Investment Banking:
  - M&A – No 1 in 2002 Australian transactions by value (Thomson Financial)
  - Project Finance – No 2 globally for 2002 advisory services (Thomson Financial)
  - ECM – No 2 House of the Year (Thomson Financial)
  - Infrastructure – No 1 investment bank globally (PFI/Eastern)
- Treasury and Commodities:
  - Debt Markets – Top lead manager of 2002 domestic Australian dollar bonds (Thomson Financial)
  - Futures – No 2 for 2002 execution (Sydney Futures Exchange)
- Banking and Property
  - Property Trust Management – 3rd largest Australian listed property trust manager,


MACQUARIE

Strong market shares in Australia - cont'd

- Equity Markets:
  - Warrants – leading 2002 warrant issuer by value –37% market share
- Financial Services:
  - WRAP – strongest growth in Australia for last two quarters (Assirt). $6.1b at Dec 2002 (up from $2.55b in Dec 2001)
  - CMT – largest in Australia at $8.8b Dec 2002
  - Retail Funds Under Management – up $0.5b since Mar 2002 to $11.5b at Jan 2003
- Funds Management:
  - "Best All Round Fund Manager" by mandate wins (Investor Weekly)


MACQUARIE

Strategy - Niche focus outside Australia

- Stockbroking - corporate and institutional services in London, Munich, New York, HK, Singapore and NZ
- Cross-border leasing – leading global player
- Infrastructure – worldwide leader
- Property –China, US, Medallist
- Equity Derivatives - Joint Ventures in South Africa, HK, Brazil and Japan. Proposed JV in Korea
- Treasury & Commodities - agricultural commodities, metals, energy
- Funds Management - HK, Malaysia, Korea and UK


MACQUARIE

1. Differentiating Factors - Investors
2. Differentiating Factors - Clients
3. Features of Macquarie's Approach
4. People and Remuneration
5. Summing Up


MACQUARIE

Macquarie listed funds have outperformed over long haul

Performance Since 1996

Index
4000
3500
3000
2500
2000
1500
1000
500
0
-500
Dec-95
May-96
Oct-96
Mar-97
Aug-97
Jan-98
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Aug-02
Jan-03
S&P/ASX300
All Macquarie Funds Net Performance over S&P/ASX300

* All data as at 28 February 2003


MACQUARIE

MBL has added value to clients through innovation - some examples

- → Australia's first Cash Management Trust
- → Pioneered mortgage securitisation and transformed Australian home loan market in partnership with Aussie
- → First listed funds in infrastructure
- → Sector specific listed property trusts
- → Medallist – meeting demand for lifestyle property
- → Macquarie WRAP
- → Specialised banking services for professional sector
- → Computer and other asset financing
- → Dedicated call centre for IFA clients
- → Equity warrants products


MACQUARIE

Macquarie products receive independent recognition

- Macquarie ProLogis - Australia's "Overall Best New Listed Company" – AsiaMoney
- Macquarie Goodman Industrial Trust and Macquarie Office Trust – No 1 and No 2 in sector for accumulated performance over 5 years
- Macquarie Goodman Management - No 2 Australia's "Best Small Company" - AsiaMoney
- "Best All Round Fund Manager" by mandate wins – Investor Weekly
- Premier's NSW Exporter of the Year – Australian Institute of Export / NSW Government
- M&A House of the Year – AsiaMoney
- Debt Markets Deal of the Year 2002 - Sydney Airport - Insto Magazine
- FSG - Overall best administrative support to clients (ASSIRT Service Level Survey, 2002)


MACQUARIE

Macquarie products not immune from investment risk

- ➔ We don't pretend to achieve outperformance on every product
- ➔ Equity investments involve risk and Macquarie products belong in diversified portfolios
- ➔ But Macquarie products have on the whole added value to clients
- ➔ Product performance is intensively scrutinised by senior management
- ➔ MAp - share price disappointing, confident about assets long term performance
- ➔ Other funds launched last year (MCG, Macquarie ProLogis) peforming very well for investors


MACQUARIE

1. Differentiating Factors - Investors
2. Differentiating Factors - Clients
3. Features of Macquarie's Approach
4. People and Remuneration
5. Summing Up


MACQUARIE

Features of Macquarie's Approach-Growth

- Growth is organic, building businesses
  - Not generally by acquisition
  - Do not pay significant goodwill for businesses
  - No significant goodwill on balance sheet
- Exceptions were BTIB and regional brokers
  - But no significant goodwill involved
- This approach enables many growth initiatives across businesses with limited downside but depends on being able to reward people for building businesses


MACQUARIE

Features of Macquarie's approach - Risk Management

- ➔ Risk Management Division independent of business units
  - ➔ Covers credit, market, liquidity, compliance, legal and operational risk
- ➔ But businesses required to impose strong risk management and are held responsible for losses
- ➔ Proprietary trading activities not significant
- ➔ More attention being given to capital allocation as Bank grows


MACQUARIE

Features of Macquarie's Approach - Management

→ "Loose-tight" management philosophy

  → Operating groups – free to develop and implement business strategy

  → Centralised - risk management, new business approvals, risk management, appointments, brand, overall strategy

→ Organised around the client – businesses focus on product lines – not geographic


MACQUARIE

1. Differentiating Factors - Investors
2. Differentiating Factors - Clients
3. Features of Macquarie's Approach
4. People and Remuneration
5. Summing Up


MACQUARIE

Features of Macquarie's approach - People

- ➔ Macquarie works hard at being a preferred employer in Australia
- ➔ And to use its niche positions and rewards for building businesses to attract talent outside Australia
- ➔ Recruiting running at over 1,000 per annum
  - ➔ Staff numbers up over last 12 months
- ➔ Backed by significant investments in training, communication and working conditions
- ➔ Staff feedback monitored by continuing performance review processes and through formal staff survey every 2 years


MACQUARIE

Staff required to act in accordance with Goals & Values

- ➔ Integrity – maintenance of reputation
- ➔ Client commitment – client interests come first
- ➔ Strive for profitability – seek consistently superior profitability
- ➔ People - must be a fulfilling place to work
- ➔ Teamwork –best performers are team players
- ➔ Highest standards – superior returns only achieved through the best work for clients


MACQUARIE

Features of Macquarie's approach – Remuneration

- → Remuneration approach critical factor in delivering for all stakeholders:
  - → Formula-driven profit share scheme has applied since MBL's inception
  - → Significant staff equity participation
    - → staff hold 4% of fully paid shares, 15% including options
    - → encouraged through option scheme and employee share acquisition plans
  - → Deferral and retention arrangements encourage long-term commitment
  - → A consistent approach (minor adjustments over time reflect remuneration scheme's continual review)
  - → Disclosure of the principles of remuneration structure since listing in 1996


MACQUARIE

The results have been:

- → The interests of staff are aligned with shareholders
  - → Staff share the downside with shareholders
- → Outstanding overall performance
- → Long-term commitment by management and staff
- → People are rewarded for building businesses


MACQUARIE

Remuneration (cont'd)

- → Base Pay
  - → Moves in line with market
- → Bonuses
  - → Profit share formula based on profit and earnings in excess of cost of capital
  - → Aligns interests of shareholders with staff
- → Retention
  - → 25% of most staff bonuses deferred for 2 years
  - → No deferral for staff with over 6 years service
  - → Greater bonus retention for senior management


MACQUARIE

Remuneration (cont'd)

- ➔ Executive Directors
  - ➔ Bonuses vest over first 10 years as an ED
  - ➔ 30% of bonuses withheld during term of employment
  - ➔ Can be forfeited under certain circumstances
- ➔ All bonuses (including unvested & withheld amounts) fully provided in accounts
- ➔ Senior 1,100 employees subject to contracts
  - ➔ Standard (one month) periods of notice
  - ➔ No contractual arrangements for lump sum payouts (other than accrued bonuses, normal legal entitlements)


MACQUARIE

Remuneration (cont'd)

- → Options scheme for senior 1,100 employees
  - → Options issued at current market price
  - → 5 year term
  - → Vesting at end of years 2, 3 and 4
  - → Executive Director options subject to performance hurdles based on ROE
  - → Details fully disclosed in accounts
  - → Estimated profit impact on expensing of options disclosed, but accounting rules not yet clarified


MACQUARIE

Effect of Remuneration & Promotion Policies

- Total employment expenses (excl. options) as % of revenue:
  - Y/e March 2001 53%
  - Y/e March 2002 54%
  - 6 mths Sept 2002 53%
- This is above major Australian trading banks but in line with international investment banks
- Option plan only rewards staff if:
  - Share price rises over 2-4 year vesting period
  - Staff remain within the Bank
  - Performance targets achieved (in case of EDs)
- Staff share downside (lower bonuses if profit declines, lower option values if share price declines)


MACQUARIE

Results - long-term commitment

- ➔ Negligible turnover at senior management level
- ➔ Average length of service for Executive Committee members currently 18 years
- ➔ Rated top financial institution and second best employer (>1000 employees) in Australia (Hewitt Associates Survey, announced March 2002)


MACQUARIE

Some comments on disclosure

- ➔ Macquarie recognises investors and the community require disclosure of senior executive remuneration
- ➔ Our remuneration structures have been disclosed since listing (but we do not disclose details of profit share formula for competitive reasons)
- ➔ Senior executive remuneration has been disclosed since listing
- ➔ Macquarie competes for talent against foreign companies and unlisted Australian competitors, who are not required to disclose Australian remuneration
- ➔ It is important for Macquarie and its shareholders that we can continue to recruit the best people and reward performance


MACQUARIE

1. Differentiating Factors - Investors
2. Differentiating Factors - Clients
3. Features of Macquarie's Approach
4. People and Remuneration
5. Summing Up


MACQUARIE

Summing Up

- ➔ Macquarie has achieved outstanding returns for shareholders and clients over time
- ➔ We have foreshadowed continued earnings growth in the year ended March 2003
- ➔ The differentiating factors have included:
  - ➔ Business diversification
  - ➔ Organic growth/building businesses over time
  - ➔ Risk management
  - ➔ Investment in people
  - ➔ Remuneration structures aligned with shareholders


MACQUARIE

Salomon Smith Barney

Financial Services Conference

4 March 2003

Differentiating for Investors & Customers

Richard Sheppard

Deputy Managing Director

Macquarie Bank Limited

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

News Release 5 March 2003

NEW MACQUARIE REAL ESTATE EQUITY FUND LAUNCHED

Macquarie Real Estate Equity Fund No. 2 Pty Ltd (MREEF2 or Fund), a $50 million, five year closed end property development fund, has been launched by Macquarie Property.

MREEF2 offers an exposure to a diversified range of property development and property trading opportunities in the major Australian metropolitan centres within a single, professionally managed investment vehicle. In February 2002, Macquarie established the first of the MREEF series, MREEF1. This Fund is now substantially committed, with the Fund Manager expecting the remaining capital to be invested over the next two months. MREEF1 is currently targeting a return to investors exceeding 20% pa on drawn investor capital, net of all fees. In identifying suitable projects for the first fund, Macquarie reviewed over 30 potential sites and opportunities. Only those projects which met the strict investment criteria were pursued.

MREEF2 is targeting a pre-tax IRR exceeding 18% pa on drawn investor capital, net of all fees. "Whilst this is slightly less than the targeted return for the first fund, the investment environment has changed and investor feedback indicates they would prefer a lower risk profile on projects and they are prepared to accept a more certain but slightly lower return," said John Spitznagel, MREEF 2 Fund Manager.

"Unlike many of the development funds currently in the market, investors will get exposure to diversification across developers, asset classes and locations and an opportunity to invest side by side with Macquarie in a fund which will leverage off Macquarie Property's strong deal pipeline, strict risk management procedures and innovative financial structuring," he said.

The funds have also proved popular with developer joint venture partners, who recognise the opportunity to increase their range of projects, leverage their equity returns and take

advantage of the risk appetite of a specialised development fund providing funds on a limited recourse basis.

Projects in MREEF 2 will have predetermined investment lives and defined exit strategies to ensure that Investors receive their return within a fixed (five year) period.

Macquarie's co-investment, as well as the performance based remuneration structure, will align the interests of investors and Macquarie.

MREEF2 will have the same corporate structure and board composition as MREEF1 with a majority of experienced independent directors. An Investment Committee will be established as a sub-committee of the Board, and will be empowered by the Directors to make investment decisions on behalf of the Fund. The Investment Committee will consist of two directors from Macquarie Property and two of the Board's independent directors.

For further information, please contact:

John Spitznagel, MREEF2 Fund Manager
Macquarie Property (02) 8232 3333

Steven Papadopoulos, Head of Development Funds Management
Macquarie Property (02) 8232 3333

Robyn Turner, Communications and PR Manager
Macquarie Property (02) 8232 6989 or 0416 237 358

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Macquarie Bank Limited
ABN : 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of appointment	27 February 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Macquarie Park Street Trust 500 fully paid $100 reset preference units

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Carmel Niland & Associates Pty Limited and John Niland Pty Limited as trustee for the Niland Family Superannuation Fund	800 fully paid Macquarie Bank Limited ordinary shares. 1,818,230.13 $1.00 units in the Macquarie Cash Management Trust

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

5 March 2003

+ See chapter 19 for defined terms.

2003/ASX 42



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MACQUARIE BANK LIMITED
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	John R Niland AC
Date of last notice	5 March 2003 re holdings at 27 February 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Carmel Niland & Associates Pty Limited and John Niland Pty Limited as trustee for the Niland Family Superannuation Fund, of which John Niland is a beneficiary.
Date of change	4 March 2003
No. of securities held prior to change	1,818,230.13 $1.00 units in the Macquarie Cash Management Trust
Class	Ordinary $1.00 units
Number acquired	Nil
Number disposed	41, 035.78
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$41,035.78
No. of securities held after change	1,777,194.35 $1.00 units in the Macquarie Cash Management Trust

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of units.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

6 March 2003

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

7 March 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 6 February 2003, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 10,000 options exercisable at $13.15 each and expiring on 30 April 2003 (MBLABR);
- 12 options exercisable at $13.82 each and expiring on 14 May 2003 (MBLABY);
- 135,839 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 5,668 options exercisable at $17.17 each and expiring on 29 April 2004 (MBLADM);
- 107,915 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW); and
- 16,994 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL).

Thus, at 28 February 2003 the number of issued fully paid ordinary $1.00 shares was 204,498,144.

Since the last notification to the ASX, the following new options have been issued:

- 5,000 options exercisable at $22.42 each and expiring on 6 February 2008 (MBL0152);
- 5,000 options exercisable at $20.44 each and expiring on 10 February 2008 (MBL0153);
- 5,000 options exercisable at $21.08 each and expiring on 11 February 2008 (MBL0154);
- 5,000 options exercisable at $23.03 each and expiring on 12 February 2008 (MBL0155);
- 5,000 options exercisable at $20.50 each and expiring on 13 February 2008 (MBL0156);
- 5,000 options exercisable at $20.96 each and expiring on 14 February 2008 (MBL0157); and
- 5,000 options exercisable at $22.76 each and expiring on 19 February 2008 (MBL0158).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 1,668 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 20,518 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 8,334 options exercisable at $28.51 each and expiring on 23 January 2006 (MBLAHZ);
- 39,567 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 46,612 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 5,000 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 1,041 options exercisable at $37.10 each and expiring on 2 October 2006 (MBL0054);
- 8,732 options exercisable at $36.47 each and expiring on 3 October 2006 (MBL0055);
- 5,000 options exercisable at $35.90 each and expiring on 29 March 2007

(MBL0091);

- 66,812 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 9,071 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 7.574 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 7,500 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142); and
- 5,000 options exercisable at $23.25 each and expiring on 31 December 2007 (MBL0145).

The number of options on issue at 28 February 2003 was 24,892,959, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 28 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,477,052	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	754,806	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	5,000	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 28 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0055	3,768	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 28 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0100	1,185	$36.48	17/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0112	5,000	$35.21	11/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,396,646	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	947,609	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	228,326	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	22,200	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 28 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0142	311,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBLAAX	5,668	$14.59	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	28,334	$14.47	21/08/2003
MBLACK	1,019,102	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 28 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	4,399,311	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	424,366	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	50,000	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,530,894	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	103,100	$23.94	11/08/2005
MBLAFV	13,334	$18.51	3/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 28 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHK	32,500	$24.80	13/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHV	5,207	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 28 February 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	4,166	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	24,892,959		

2003 ASE 44

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MACQUARIE BANK LIMITED
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	John R Niland AC
Date of last notice	6 March 2003 re holdings in the Macquarie Cash Management Trust

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Carmel Niland & Associates Pty Limited and John Niland Pty Limited as trustee for the Niland Family Superannuation Fund, of which John Niland is a beneficiary.
Date of change	7 March 2003
No. of securities held prior to change	1,777,194.35 $1.00 units in the Macquarie Cash Management Trust
Class	Ordinary $1.00 units
Number acquired	Nil
Number disposed	1,730,000.00
Value/Consideration **Note: If consideration is non-cash, provide details and estimated valuation**	$1,730,000.00
No. of securities held after change	47,194.35 $1.00 units in the Macquarie Cash Management Trust

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of units.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

14 March 2003

2003 ASX 45

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

17 March 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 14 March 2003, was 0.0414%.

Yours faithfully,

Dennis Leong
<u>Company Secretary</u>

2003 ASX 46

Macquarie Bank Limited
ABN 46 008 583 542
Agricultural Commodities Division

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Switchboard (61 2) 8232 3333
Facsimile (61 2) 8232 3533
Email: wool@macquarie.com.au

Level 23
101 Collins Street
Melbourne VIC 3000

Telephone (61 3) 9635 8000
Facsimile (61 3) 9635 8080

<u>ASX/News Release</u> Monday March 17, 2003

MACQUARIE BANK PURCHASES ZURICH'S AGRICULTURAL COMMODITIES BUSINESS

Macquarie Bank today announced its purchase of Zurich Capital Market's international agricultural commodities business following Zurich's recent decision to exit the agricultural commodities market.

The purchase of the business, which has underlying transactions with a face value of $US44.5 million ($A75 million), will result in an incremental increase in the value of Macquarie's total agricultural derivatives book. The acquisition further demonstrates Macquarie's commitment to the agricultural market.

Macquarie will provide Zurich clients across the US, UK and Europe with a seamless transition, managing existing positions and providing ongoing client service and support. "We will provide clients with the same high level of service Macquarie clients enjoy, along with a long term commitment to the market," said Peter Thomas, Head of Macquarie Agricultural Commodities.

The market for agricultural commodity risk management continues to grow world wide, with growth in the last year driven by drought conditions, and the related price volatility, in many of the world's major grain growing centres. "We expect the interest in agricultural commodities risk management to continue to grow supported by growing levels of uncertainty in global commodity markets, together with increased investor interest in this sector," Mr Thomas said.

Macquarie is the world's leading provider in over the counter agricultural risk management with dedicated staff spread across five continents.

For further information, please contact;

Peter Thomas, Head of Macquarie Agricultural Commodities +61(0)3 9635 9043
Lisa Jamieson, Public Relations, Macquarie Bank Limited +61(0)2 8232 6016

MACQUARIE BANK

Macquarie Bank Limited

Presentation to
Securities Institute - CFO Forum

Greg Ward, Chief Financial Officer

20 March 2003


MACQUARIE
BANK

Skill ... Set ...

Adjacency







Mat Rogers




MACQUARIE
BANK

1. The specialist fund story
2. The Bank's Strategy
3. Performance


MACQUARIE
BANK

1. The specialist fund story

2. The Bank's Strategy

3. Performance

MACQUARIE BANK

Privileged assets across the globe

AltaLink
AvPORTS
Highway 407
SR125
M6 Toll
Bristol Airport
Birmingham Airport
Rome Airport
Spain – M45, R4, Ausol I & II, A1, A8, Autema, Artxanda Tunnel
Soonjungsan Tunnel
South African toll roads
Sydney – M5, M4, M2, Eastern Distributor, Western Sydney Orbital
Sydney Airport
Broadcast Australia

○ Roads ○ Airports

● Transport Services ● Property ● Communications


MACQUARIE
BANK

Specialist Funds

World class assets – No1 Martin Place, Australia


MACQUARIE BANK
ANZ


MACQUARIE
BANK

Specialist Funds

World class assets – shopping centres, Australia




MACQUARIE
BANK

Specialist Funds

World class assets – warehouse, USA




MACQUARIE
BANK

Specialist Funds

World class assets – Highway 407, Canada


MACQUARIE
BANK

Specialist Funds

World class assets – Eastern Distributor, Australia




MACQUARIE
BANK


Specialist Funds

World class assets – Midlands Expressway, England




MACQUARIE
BANK

Specialist Funds

World class assets –
transmission towers, Australia




MACQUARIE
BANK

Specialist Funds

World class assets – Sydney Airport, Australia




MACQUARIE
BANK

Macquarie "family" of listed funds

Significant outperfomance over the long haul

Performance Since 1996

Index
4000
3500
3000
2500
2000
1500
1000
500
0
-500
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
All Macquarie Funds
S&P/ASX300
All Macquarie Funds Net Performance over S&P/ASX300

* All data as at 14 March 2003


MACQUARIE
BANK

1. The specialist fund story = success

2. The Bank's Strategy

3. Performance


MACQUARIE
BANK

1. The specialist fund story = success

2. The Bank's Strategy

3. Performance

MACQUARIE BANK



..... growth is largely organic


MACQUARIE
BANK

..... an entrepreneurial culture


Information
Services Division
Macquarie Direct
Risk Management Division
Quantitative
Applications
Division
Risk Management Division
Corporate Affairs Group

.... robust risk management


MACQUARIE
BANK



..... Australian base is a key difference



1. The specialist fund story = success

2. The Bank's Strategy = unique

3. Performance


MACQUARIE
BANK

1. The specialist fund story = success
2. The Bank's Strategy = unique
3. Performance


MACQUARIE
BANK

Revenue growth over the decade

5.7 times to FY2002

(A$m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
HY 2003


MACQUARIE
BANK

Profit growth over the decade

4.2 times to FY2002

(A$m)
300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
HY 2003


MACQUARIE
BANK

Funds Under Management growth over the decade

5.5 times

(A$bn)

50
45
40
35
30
25
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
HY 2003

Includes listed & unlisted (retail & wholesale) funds


MACQUARIE
BANK



Outstanding long-term performance

Performance since 1996

Index

800
700
600
500
400
300
200
100
0

Jul-96 Jan-97 Jul-97 Jan-98 Jul-98 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03

MBL

ASX50

* All data as at 14 March 2003


MACQUARIE
BANK

1. The specialist fund story = success

2. The Bank's Strategy = unique

3. Performance = outstanding


MACQUARIE
BANK

1. The specialist fund story = success

2. The Bank's Strategy = unique

3. Performance = outstanding


MACQUARIE
BANK

Skill ... Set .... Match





Macquarie Bank Limited

Presentation to
Securities Institute - CFO Forum

Greg Ward, Chief Financial Officer

20 March 2003


Hartleys


MACQUARIE
BANK

Hartleys and Macquarie agree on Eastern States Wealth Management Activities

Hartleys Ltd and Macquarie Bank Ltd today announced they had entered into an agreement which would facilitate the transfer of selected Hartleys advisers and their clients to the Macquarie Financial Services Group as a consequence of a decision by Hartleys to close its eastern states offices. The agreement relates to offices in the eastern states because the Hartleys Board is progressing discussions towards a management buy-out (MBO) proposal for its Perth operations. A further announcement in relation to the MBO proposal is anticipated to be made next week.

The agreement was reached following Hartleys' announcement that it was undertaking the structural separation of its Wealth Management Division from its JDV operations as well as the sale of its margin lending book.

Mr Tony Howarth, Interim Chief Executive of Hartleys, said the decision to close the Wealth Management business will allow Hartleys to concentrate on its JDV operations, a move the company believes will be in the interests of its shareholders.

Peter Coleman, Division Director and Head of Macquarie Financial Services said Macquarie and Hartleys have had a positive and expanding working relationship for some time, as Macquarie is a client of Hartleys' JDV business, and Hartleys currently is a major user of the Macquarie Cash Management Trust.

"Many of the investment platforms that Macquarie and Hartleys use are similar so both advisers and their clients will experience a seamless transition and, like Macquarie, Hartleys have focused on providing a broad range of investment services, to compliment their traditional broking platform.

"We have undertaken to provide our new Hartleys clients with continuity of service, from the advisers they know and trust, with the professional backing of Macquarie, one of Australia's most successful investment banks", Mr Coleman said.

Mr Tony Howarth said "By entering into this agreement with Macquarie and proceeding with the potential MBO of Hartleys' Western Australian operation, Hartleys is working hard to make this period of transition as we exit our Wealth Management business as smooth as possible for both our clients and our employees.

21 March 2003

For further information:

Hartleys Ltd; Tony Howarth, Chief Executive Officer (08) 9268 2733

Macquarie Financial Services; Irene O'Brien PR Manager (02) 8232 3241 0417 260 309

2003 ASX 49

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

03 ... 7:21

28 March 2003

ASX release

MACQUARIE INFRASTRUCTURE GROUP (MIG) SECURITIES

Macquarie Bank Limited (MBL) announced today it, and its subsidiaries, have sold 16.2 million fully paid stapled securities in Macquarie Infrastructure Group (MIG). This sale is in accordance with its previously stated policy of realising its equity investments, including those received as management fees.

Following this sale, MBL and its subsidiaries hold approximately 9.0 million MIG stapled securities with an aggregate book value of $10.4 million.

The sale took place during the first defined MIG trading window for MBL and its staff since the MIG consortium was awarded the Western Sydney Orbital in September last year. The windows typically relate to a 4 week period following the release of MIG's half year and full year financial results.

MBL does not intend to sell the balance of its MIG holding in the near future.

For further information, please contact:

Erica Sibree, Investor Relations	+61 2 8232 5008
Dennis Leong, Company Secretary	+61 2 8232 3273
Greg Ward, Chief Financial Officer	+61 2 8232 3087

2003, ASE 50

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

31 March 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 28 March 2003, was 0.0414%.

Yours faithfully,

Dennis Leong
Company Secretary



SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

Macquarie Bank Limited

VOLUME VI

Releases to the Australian Stock Exchange made in 2003 (continued)

2003 ASX 51

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

03 ... 17 ... 7:21

ASX/News Release Monday March 31, 2003

KOREAN ROAD INFRASTRUCTURE FUND ANNOUNCES FIRST ACQUISITION

Macquarie Bank and Shinhan Bank, the joint managers of Korea's first private infrastructure fund, the Korean Road Infrastructure Fund (KRIF), today announced the acquisition of KRIF's first asset, the 28-year concession rights to a 5.6km toll road in Korea's fifth largest city, Kwangju.

The purchase of the Kwangju Second Beltway (Section 1) concession from a consortium led by Daewoo Engineering & Construction follows the establishment of KRIF in January 2003. KRIF is a closed end 10-year fund providing Korean institutional investors with diversified exposure to local infrastructure assets.

The purchase price of Won 177.8 billion ($A236 million) was funded through KRIF's equity contribution of Won 47.8 billion ($A63.5 million), with the balance funded by non-recourse debt raised in the Korean syndicated loan market.

The Kwangju Beltway commenced operation in early 2001 following its construction through a BTO (build-transfer-operate) scheme. Since opening, it has eased traffic congestion in Kwangju and reported strong traffic growth which has been driven by Kwangju city development, the expansion of its industrial areas and the utilisation of its links to surrounding cities. The Beltway consists of four tunnels and 10 bridges, with two separate tolling points. Kwangju, located approximately 400 kilometres south of Seoul, is Korea's fifth largest city with a population of approximately 1.5 million.

Macquarie Bank and members of Shinhan Bank have committed Won 30 billion (A$41million) and Won 45 billion (A$61million), respectively to KRIF. It is Macquarie's first infrastructure fund developed using funds sourced specifically from institutions in a

foreign market, in this case primarily large Korean insurance companies and pension funds. KRIF has raised Won 247 billion (A$332million) from a range of investors to date and is seeking to increase total commitments to at least Won 500 billion (A$665 million) by mid 2003.

Amongst opportunities being reviewed, KRIF has secured exclusive or preferred positions to invest in six toll road assets located in Seoul and other major cities in Korea. Of these assets, three are currently operating and three are under construction. All assets have concession rights of 20 years or more.

The Fund is managed by Macquarie Shinhan Infrastructure Management Co., Ltd (MSIM), a Korean asset management company jointly owned by Macquarie Bank and Shinhan Bank and is staffed by executives with expertise in infrastructure asset management.

Macquarie currently manages more than US$6 billion in ten infrastructure funds, which have direct and indirect investments in more than 30 toll roads around world, including Busan's Soojongsan tunnel and others in Australia, UK, USA, Canada, Germany, Spain, Chile, Portugal and South Africa.

For further information, please contact:

Anthony Kahn, Head of Infrastructure and Specialised Funds, Macquarie Bank Limited
+61(0)2 8232 7080
Lisa Jamieson, Macquarie Bank Limited Public Relations, +61(0) 416 237 332
Erica Sibree, Macquarie Bank Limited Investor Relations +61(0)2 8232 5008

2003 ASX 5 2

C... 7:21

Macquarie Bank Limited

ABN 46 008 583 542

Level 22
20 Bond Street
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release Wednesday April 2, 2003

MACQUARIE BANK ENTERS INTO EQUITY DERIVATIVES VENTURE WITH SOUTH AFRICA'S NEDBANK CORPORATE

Macquarie Bank Limited today announced the signing of an agreement with South Africa's Nedbank Corporate (Treasury division) for the development of an equity derivatives business in South Africa.

The purpose of the business is to provide a comprehensive range of equity derivative products and solutions for the South African equities market. The business will combine Macquarie's technical expertise in equity derivative products with Nedbank's own treasury resources and risk management capability. Specific structured products will also be developed in conjunction with Nedbank Corporate's Capital Markets division. The agreement is subject to the fulfilment of certain conditions.

Peter Lane, Head of Treasury at Nedbank Corporate says: "We look forward to tapping into both the international expertise and domestic experience that Macquarie can provide. We aim to establish Nedbank Corporate as one of the leading equity derivative operations in South Africa.

"We are looking forward to the prospect of being able to provide a full service equity derivative offering to our valued clients. "

Nedbank Corporate's Treasury division provides a highly efficient interface into financial and investment markets – specifically bond, foreign exchange, commodities, money markets, and now equity derivatives. Its primary function is the management of market risk including interest rate, foreign exchange rate, price, liquidity and related risks for the Nedcor Group and its clients.

The head of Macquarie's Equity Markets Group, Mr Ottmar Weiss, said Macquarie Bank is delighted to participate in the development of a new equity derivatives business in the South African market.

"Assisting Nedbank with this exciting initiative will allow us to continue to participate in the South African equity derivatives market, and build upon the experience we have gained locally over the past 5 years. This new business will allow Nedbank's clients to benefit from a combination of Macquarie's expertise, and Nedbank's strong standing in the South African market," he said.

Macquarie will provide a range of services to Nedbank Corporate including risk management and trading systems, experienced staff and trading expertise. Macquarie will receive a fee for its services linked to the success of the business.

For further information please contact:

Gayle Rodrigues
Nedbank Media Relations & Publicity
+ 27 11 294 0372 / +27 11 083 307 6484

Matthew Russell,
Macquarie Bank Public Relations
+61-(0)2-8232-4102 or +61-(0)410699532

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


MACQUARIE
BANK

ASX Release

Friday April 4, 2003

NEW APPOINTMENT

JOHN ROBERTS TO HEAD INFRASTRUCTURE AND SPECIALISED FUNDS DIVISION: AUGUST 2003

Head of Infrastructure and Specialised Funds Division (ISF), Mr Anthony Kahn today advised that he will be taking long service leave and his annual leave entitlements from August 2003. Anthony, who has been with the Bank since 1985, will return mid-2004. John Roberts, an executive director of Macquarie Bank will replace him as Head of ISF.

John Roberts has been with Macquarie Bank since 1991. He is currently the European Head of the Investment Banking Group and Managing Director of Macquarie European Infrastructure Plc (MIG Europe). He will be returning to Australia in July.

Since 1999 John has played a lead role in the strategic development and growth of the ISF business worldwide. He spearheaded the European and North American operation of the Macquarie Infrastructure Group (MIG) which now represents 75% of the value of MIGs assets and interests, including the 407 and Cintra acquisitions. He also played a leading role in the development of Macquarie Airports Group (MAG) a specialised unlisted fund that invests in and manages interests in OECD domiciled airports. MAG has interests in Sydney Airport, AdR, Bristol and Birmingham Airports.

For further information, please contact

Greg Ward, Chief Financial Officer, Macquarie Bank	(02) 8232 3543
Erica Sibree, Investor Relations, Macquarie Bank Limited	(02) 8232 5008

2003 ASX 50

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

ASX/News Release Monday April 7, 2003

KOREAN ROAD INFRASTRUCTURE FUND ANNOUNCES SECOND CLOSE

Macquarie Bank and Shinhan Bank, the joint managers of Korea's first private infrastructure fund, the Korean Road Infrastructure Fund (KRIF), today announced the second close of the fund, raising an additional Won 120.5 billion ($A160 million) from institutional investors following the Won 247 billion (A$328million) raised in January 2003.

Following strong demand for what is a new investment class in the Korean market, KRIF, which now has total commitments of Won 367.5 billon ($A488 million) is planning a third close in mid 2003. Among major new investors in the second close are life insurers Kumho Life Insurance and Korea Life Insurance and pension fund Military Mutual Fund.

KRIF is a closed end 10-year fund providing Korean institutional investors with diversified exposure to local infrastructure assets. The fund last week announced the acquisition of its first asset, the 28-year concession rights to a 5.6km toll road in Korea's fifth largest city, Kwangju.

Macquarie Bank's Head of Infrastructure and Specialised Funds Anthony Kahn said the Bank was beginning to develop infrastructure investment as an alternative investment class around the world, sourcing funds primarily from specific foreign markets.

"For Korean pension funds for example, available investment classes are relatively short term and include three year government bonds, three year corporate bonds and the stock market," Mr Kahn said. "KRIF provides an attractive investment in infrastructure assets with 25-30 year concessions, where investments have attractive yields compared with

other investment forms, and where minimum revenue is guaranteed by Korean Government."

"This means Korean insurance companies and pension funds have an investment option which better matches the long-term policies and liabilities of their businesses."

Macquarie Bank and members of Shinhan Bank have committed Won 30 billion (A$41million) and Won 45 billion (A$61million), respectively to KRIF.

KRIF is continuing to review a number of acquisition opportunities. Amongst these, the fund has secured exclusive or preferred positions to invest in six toll road assets located in Seoul and other major cities in Korea. Of these assets, three are currently operating and three are under construction. All assets have concession rights of 20 years or more.

KRIF is managed by Macquarie Shinhan Infrastructure Management Co., Ltd (MSIM), a Korean asset management company jointly owned by Macquarie Bank and Shinhan Bank and staffed by executives with expertise in infrastructure asset management.

Macquarie currently manages more than A$11.5 billion in ten infrastructure funds, which have direct and indirect investments in more than 30 toll roads around world, including Busan's Soojongsan tunnel and others in Australia, UK, USA, Canada, Germany, Spain, Chile, Portugal and South Africa.

For further information, please contact:

Anthony Kahn, Head of Infrastructure and Specialised Funds, Macquarie Bank Limited +61(0)2 8232 7080
Lisa Jamieson, Macquarie Bank Limited Public Relations, +61(0) 416 237 332
Erica Sibree, Macquarie Bank Limited Investor Relations +61(0)2 8232 5008

2003 ASX 55

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10 April 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 28 February 2003, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

- No options have been exercised (converting into one fully paid share per option).

Thus, at 31 March 2003 the number of issued fully paid ordinary $1.00 shares was 204,498,144.

Since the last notification to the ASX, the following new options have been issued:

- 5,000 options exercisable at $25.93 each and expiring on 3 March 2008 (MBL0159);
- 5,000 options exercisable at $21.54 each and expiring on 4 March 2008 (MBL0160);
- 5,000 options exercisable at $23.82 each and expiring on 5 March 2008 (MBL0161);
- 5,000 options exercisable at $22.22 each and expiring on 6 March 2008 (MBL0162);
- 5,000 options exercisable at $25.23 each and expiring on 7 March 2008 (MBL0163);

- 12,500 options exercisable at $23.55 each and expiring on 10 March 2008 (MBL0164);
- 5,000 options exercisable at $23.82 each and expiring on 12 March 2008 (MBL0165);
- 5,000 options exercisable at $21.23 each and expiring on 13 March 2008 (MBL0166);
- 32,500 options exercisable at $25.82 each and expiring on 14 March 2008 (MBL0167);
- 12,500 options exercisable at $20.57 each and expiring on 17 March 2008 (MBL0168); and
- 12,500 options exercisable at $25.23 each and expiring on 24 March 2008 (MBL0169).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 5,545 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 33,373 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 32,500 options exercisable at $24.80 each and expiring on 13 December 2005 (MBLAHK);
- 10,376 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 15,000 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 1,185 options exercisable at $36.48 each and expiring on 17 April 2007 (MBL0100);
- 5,000 options exercisable at $35.21 each and expiring on 11 July 2007 (MBL0112);
- 14,455 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,100 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124); and
- 4,900 options exercisable at $30.51 each and expiring on 20 November 2007 (MBL0140).

The number of options on issue at 31 March 2003 was 24,872,525, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,466,676	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	739,806	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	5,000	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0055	3,768	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,382,191	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	946,509	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	228,326	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	311,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBLAAX	5,668	$14.59	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	28,334	$14.47	21/08/2003
MBLACK	1,019,102	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	4,393,766	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	424,366	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	50,000	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,497,521	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFN	22,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	103,100	$23.94	11/08/2005
MBLAFV	13,334	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHV	5,207	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	4,166	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	24,872,575		

2003 / SL 56

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

14 April 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 11 April 2003, was 0.0414%.

Yours faithfully,

Dennis Leong
<u>Company Secretary</u>

2003 ASE 57

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	17 February 2003 but 28 January 2003 re Macquarie Airports (MAP)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	8 April 2003
No. of securities held prior to change	100,000 stapled securities in Macquarie Airports
Class	Ordinary
Number acquired	20,000 stapled securities in Macquarie Airports
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	All acquisitions were at $0.97 per stapled security.
No. of securities held after change	120,000 stapled securities in Macquarie Airports
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition.

G:\CAG\COS\HBORLAND\ASX\ALLPASS\jga08042003.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

14 April 2003

G:\CAG\COS\HBORLAND\ASX\ALLPASS\jga08042003.doc

2003 15X 58

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release Tuesday April 15, 2003

MACQUARIE ENTERS INTO EQUITY DERIVATIVES AGREEMENT WITH KOREA'S WOORI BANK

Macquarie Bank today announced the signing of an agreement with Korea's Woori Bank for the development of an equity derivatives business in Korea.

The agreement follows the memorandum of understanding entered into by Macquarie and Woori in January.

The business will combine Macquarie's extensive experience in the equity derivatives markets around the world with Woori's local knowledge, brand and strong commercial links. The business will provide equity derivative products and solutions for the developing Korean equity derivatives market

The equity derivatives business will be conducted by Woori in Korea with Macquarie providing a range of services to Woori including risk management and trading systems, experienced staff and business expertise. Macquarie will receive a fee for its services linked to the profitability of the business.

The head of Macquarie Equity Markets, Ottmar Weiss, said: "Macquarie is excited by the opportunities that this alliance will bring. By assisting Woori with the development of this business Macquarie will be part of the evolving Korean equity derivatives market. As recent developments have indicated, this market is set for dynamic growth in the next few years. ".

Mr.Dong chan Bae, Executive Vice President and head of the investment banking business of Woori said: "Woori Bank will be able to offer corporate, institutional and individual clients a new range of exciting products and equity derivative solutions in response to the the needs of its clients. The ability to access the extensive experience and technical

expertise of Macquarie Bank will provide Woori Bank with a competitive edge in the market."

Woori Bank is a major Korean commercial bank with an extensive branch network and a strong corporate banking presence and is part of the Woori Financial Group. Woori is rated BBB by Fitch Rating, BBB- by Standard & Poor's and Baa2 by Moody's.

For further information please contact

Kim Burke, Executive Director, Equity Markets Group	612 8232 9689
Erica Sibree, Macquarie Investor Relations	612 8232 5008
Matthew Russell, Macquarie Public Relations	612 8232 4102

Memorandum

To Company Announcements Platform

From Dennis Leong

Date 17 April 2003

Subject Macquarie Income Securities

MACQUARIE INCOME SECURITIES

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 6.52% per annum in respect of the next distribution period which commenced on Tuesday 15 April 2003 and ceases on Monday 14 July 2003 (inclusive). The interest payment date will be Tuesday 15 July 2003 and the record date will be Monday 30 June 2003.

ASX security code	MBLHB
Reset rate for above securities	6.52% per annum which is the Applicable reference rate plus the applicable margin (%)
Date from which change is effective	Tuesday 15 April 2003 to Monday 14 July 2003 (inclusive)
Applicable reference rate	4.82% per annum
Applicable margin %	1.7% per annum
Date of next reset rate	15 July 2003

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

28 April 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 24 April 2003, was 0.0414%.

Yours faithfully,

Dennis Leong
Company Secretary

2003 ASE 51

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MACQUARIE BANK LIMITED
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	John R Niland AC
Date of last notice	14 March 2003 re holdings in the Macquarie Cash Management Trust

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Carmel Niland & Associates Pty Limited and John Niland Pty Limited as trustee for the Niland Family Superannuation Fund, of which John Niland is a beneficiary.
Date of change	24 April 2003
No. of securities held prior to change	47,983.93 $1.00 units in the Macquarie Cash Management Trust (note that this is a correction to previously declared figures which were slightly incorrect)
Class	Ordinary $1.00 units
Number acquired	6,906.66
Number disposed	Nil
Value/Consideration **Note: If consideration is non-cash, provide details and estimated valuation**	$6,906.66
No. of securities held after change	54,890.59 $1.00 units in the Macquarie Cash Management Trust

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription for units.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

1 May 2003

2003-ASX 62

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

2 May 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited – Correction – Issued Ordinary Capital and Options Update

In the last notification to ASX of the position at 31 March 2003, it was stated that 5,545 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW) had lapsed unexercised. In fact, 5,065 of these options had lapsed.

The number of options on issue at 31 March 2003 was therefore 24,873,005, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,466,676	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	739,806	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	5,000	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0055	3,768	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,382,191	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	946,509	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	228,326	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	311,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBLAAX	5,668	$14.59	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	28,334	$14.47	21/08/2003
MBLACK	1,019,102	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	4,394,246	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	424,366	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	50,000	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,497,521	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFN	22,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	103,100	$23.94	11/08/2005
MBLAFV	13,334	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHV	5,207	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	4,166	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	24,873,005		


2003 ASX 63

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

9 May 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 March 2003, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

However, since the last notification to the ASX, the following new options have been issued:

- 32,500 options exercisable at $25.15 each and expiring on 1 April 2008 (MBL0170);
- 12,500 options exercisable at $25.68 each and expiring on 2 April 2008 (MBL0171);
- 32,500 options exercisable at $24.20 each and expiring on 22 April 2008 (MBL0172);
- 5,000 options exercisable at $25.94 each and expiring on 23 April 2008 (MBL0173);
- 12,500 options exercisable at $24.20 each and expiring on 24 April 2008 (MBL0174); and
- 12,500 options exercisable at $24.27 each and expiring on 28 April 2008 (MBL0175).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 1,123 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 1,395 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 3,022 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 3,415 options exercisable at $33.95 each and expiring on 6 September 2006 (MBL0043); and
- 1,659 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118).

The number of options on issue at 30 April 2003 was 24,969,891, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,465,281	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	736,784	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	1,585	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0055	3,768	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12 500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,380,532	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	946,509	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	228,326	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	311,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBLAAX	5,668	$14.59	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	28,334	$14.47	21/08/2003
MBLACK	1,019,102	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	4,394,246	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	424,366	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	50,000	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,496,398	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	103,100	$23.94	11/08/2005
MBLAFV	13,334	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 March 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHV	5,207	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	4,166	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	24,969,891		

ABN 46 008 583 542

2003 ASE 6

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

12 May 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 9 May 2003, was 0.0414%.

Yours faithfully,

Dennis Leong
Company Secretary

2003 ASE 65

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

13 May 2003

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Macquarie Bank Limited Converting Preference Shares (MBLPA) - Record Date for Dividend – 2 June 2003

Further to the notification in this morning's Preliminary Final Report to ASX, please be advised that the record date for the next six-monthly dividend on Macquarie Bank Limited Converting Preference Shares (MBLPA) will be 2 June 2003.

As noted in the Preliminary Final Report, in accordance with the terms of issue, the Bank has declared a dividend on its Converting Preference Shares of 7.38% p.a. for the 182 days from 16 December 2002 to 15 June 2003 i.e.$3.6799 per share, which will be paid on 16 June 2003.

The dividend will be 100% franked at a 30% tax rate.

Yours faithfully

Dennis Leong
Company Secretary


MACQUARIE
BANK

Disclaimer

Information, including forecast financial information, in this presentation should not be considered as a recommendation in relation to holding, purchasing or selling shares, securities or other instruments in or, in entities related to, Macquarie Bank Limited or any other company. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited.


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to

Investors and Analysts

Supplementary Information Package

13 May 2003


MACQUARIE
BANK

Contents

		Page
1.	Pro-forma result excluding BA transmission business	4
2.	Snapshot of BA impact	5
3.	Composition of fee and commission income	6
4.	Funds under management	7
5.	Fee income from funds under management	8
6.	Composition of trading income	9
7.	Equities-related income	10
8.	Net interest income	11
9.	Composition of other expenses	12
10.	International operating income by Group and region	13
11.	Loan assets	14
12.	Credit quality	15
13.	Credit ratings	16
14.	Reconciliation of net capital base	17
15.	Risk weighted assets	19


MACQUARIE
BANK

Pro-forma result excluding BA transmission business

	As reported $m	BA $m	Adjusted* $m
Interest income	247	27	274
Fee and commission income	1,116	-	1,116
Trading income	402	-	402
Other income	125	(83)	42
Total operating income	1,890	(56)	1,834
Employment expenses	(970)	3	(967)
Occupancy expenses	(92)	-	(92)
Non-salary technology expenses	(84)	-	(84)
Other operating expenses	(284)	53	(231)
Total operating expenses	(1,430)	56	(1,374)
Profit from ordinary activities	**460**	-	**460**

* adjusted result excludes Broadcast Australia Limited ("BA") (formerly ntl Australia) transmission income and operating expenses for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Snapshot of BA impact

	$m
Fee and commission income	30
Other income	103
Interest expense	(27)
Total operating income	106
Operating expenses	(56)
Total profit before tax*	**50**

* excludes underwriting income of $5m


MACQUARIE
BANK

Composition of fee and commission income

	FY 2003 $m	FY 2002 $m
Mergers and acquisitions, advisory and underwriting	389	301
Management fees – base fees	274	229
Performance fees	116	85
Brokerage and commissions	126	137
Cross-border leasing and other financial products	84	99
Banking, lending and securitisation	74	77
Other	53	75
Total	**1,116**	**1,003**


MACQUARIE
BANK

Funds under management

	FY 2003 $b	FY 2002 $b
Infrastructure		
HLY (Hills Motorway)	1.0	0.9
HRZ (Horizon Energy)	0.1	0.2
MAP	1.7	0.3
MCG	1.0	-
MIG	9.5	7.6
SCF	0.6	-
Property		
MCW	1.0	0.8
MGI	0.8	0.6
MLE	0.2	0.1
MOF	1.6	1.3
MPRCA	0.5	-
Unlisted	34.3	29.5
Total	**52.3**	**41.3**


MACQUARIE
BANK

Fee income from funds under management

	FY 2003		FY 2002	
	Base $m	Perf $m	Base $m	Perf $m
Infrastructure				
HLY (Hills Motorway)	0.4	-	0.4	-
HRZ (Horizon Energy)	0.2	-	0.4	-
MAP	4.9	-	-	-
MCG	3.2	6.7	-	-
MIG	63.2	75.3	47.7	69.2
SCF	0.4	-	-	-
Property				
MCW	3.7	1.7	3.1	-
MGI	-	-	-	-
MLE	0.7	-	0.7	-
MOF	6.7	10.1	5.0	3.1
MPRCA	-	-	-	-
Unlisted	191.0	22.0	172.0	13.1
Total	274.4	115.8	229.3	85.4


MACQUARIE
BANK

Composition of trading income

	FY 2003 $m	FY 2002 $m
Equities	150	135
Commodities	116	100
Foreign exchange	98	87
Interest rate products	38	39
Total	**402**	**361**


MACQUARIE
BANK

Equities-related income

Income ($ million)

350
300
250
200
150
100
50
0

2002
2003

- Equity capital markets
- Retail broking
- Institutional stockbroking
- Equity markets


MACQUARIE
BANK

Net interest income

	FY 2003			FY 2002		
	Interest $m	Volume $m	Spread %	Interest $m	Volume $m	Spread %
Loan assets	247	10,037	2.5	207	8,598	2.4
Trading assets and other securities	46	8,516	0.5	31	8,500	0.4
Non-interest bearing assets*	(19)			(19)		
Total	**274**			**219**		

* adjusted to exclude BA interest expense for holding period from 2 April 2002 to 12 August 2002


MACQUARIE
BANK

International operating income by Group and region

Group

$m
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
FSG
FMG
B&P
EMG
T&C
IBG

Region

$m
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
New Zealand
Africa
Asia Pacific
Americas
Europe


MACQUARIE
BANK

Composition of other expenses

Cost control

	FY 2003 $m	FY 2002 $m
Occupancy	92	84
Non-salary technology	84	79
Professional fees	67	52
Travel	36	42
Communication	16	19
Other operating	112	110
Total*	**407**	**386**

* adjusted to exclude BA interest expense for holding period from 2 April to 12 August 2002


MACQUARIE
BANK

Loan assets

	FY 2003 $m	FY2002 $m
Macquarie Capital	2,878	2,534
Structured Finance	315	302
Total Investment Banking	**3,193**	**2,836**
Overnight Cash	1,173	456
Metals & Mining	649	766
Foreign Exchange	146	153
Debt Markets	580	231
Total Treasury & Commodities	**2,548**	**1,606**
Macquarie Securitisation & Mortgages	510	1,697
Banking	1,088	1,061
Margin Lending	1,370	926
Property	1,090	1,030
Total Banking & Property	**4,058**	**4,714**
Equity Markets	**95**	**53**
Total	**9,894**	**9,209**


MACQUARIE
BANK

Credit quality

	FY 2003 $m	FY 2002 $m
Net charge for specific provisions:		
Recovery of assets previously provided for	10	2
Recovery of assets previously written off	1	1
Provided for during the financial year	(9)	(16)
Loan losses written off	(2)	(2)
Total	-	**(15)**
Loan assets	**9,894**	**9,209**
Specific provision as a percentage of loan assets	**0.14%**	**0.24%**

MACQUARIE BANK

Credit ratings

	Short-term	Long-term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

→ All ratings recently affirmed


MACQUARIE
BANK

Reconciliation of net capital base

Tier 1 capital

	FY 2003 $m	FY 2002 $m
Ordinary share capital	1,137	1,012
Macquarie Income Securities	317	258
Converting Preference Shares	150	150
Outside equity interest	2	4
Retained earnings	659	617
Dividend Reinvestment Plan	71	-
Less: APS 120 subsidiaries retained earnings	(68)	(54)
Less: APS 222 investment deduction	(236)	(7)
Less: intangibles	(17)	(17)
Less: future income tax benefit	(97)	(63)
Total	**1,918**	**1,900**


MACQUARIE
BANK

Reconciliation of net capital base

	FY 2003 $m	FY 2002 $m
Tier 1 capital	1,918	1,900
Macquarie Income Securities (excess over allowable Tier 1 capital)	74	133
Subordinated debt (net of amortised amount)	337	193
General reserve for losses	55	59
Less: associated tax benefits	(17)	(18)
Tier 2	**449**	**367**
Less: other deductions	(204)	(198)
Net capital base	**2,163**	**2,069**




MACQUARIE
BANK

Risk weighted assets

	FY 2003 $m	FY 2002 $m
On-balance sheet	7,587	7,365
Off balance sheet	1,886	2,567
Market risk charge	580	719
Total	**10,053**	**10,651**


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to

Investors and Analysts

Supplementary Information Package

13 May 2003

MACQUARIE BANK

Macquarie Bank Limited

Presentation to Investors and Analysts

Allan Moss, Managing Director and Chief Executive Officer

Greg Ward, Chief Financial Officer

13 May 2003

2003 ASX 57

MACQUARIE BANK

Agenda

1. Highlights	Allan Moss
2. Analysis	Greg Ward
3. Group Comments Outlook	Allan Moss


MACQUARIE
BANK

Headline result

A record profit

After tax (attributable to ordinary equity holders) – 33% increase on FY 2002

FY 2003	FY 2002
$333m	$250m

Pre tax (attributable to ordinary equity holders) – 31% increase on FY 2002

FY 2003	FY 2002
$428m	$326m


MACQUARIE
BANK

Profit growth

350
300
250
200
150
100
50
0
FY 1992
FY 1993
FY 1994
FY 1995
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003


MACQUARIE
BANK

Record income, profit and dividends

- → Record profit in difficult environment
  - → Outstanding results from Treasury and Commodities (up 40%) and Banking and Property (up 38%)
  - → Investment Banking Group performed well
  - → Equity Markets again making a meaningful contribution
  - → Funds Management slightly ahead of prior period
  - → Financial Services now operating profitably
- → Very challenging equity markets – we have not been immune
- → Continuing to invest in growth around the Bank
- → Payment of special fully-franked dividend of 50cps

MACQUARIE BANK

Agenda

1. Highlights	Allan Moss
2. Analysis	Greg Ward
3. Group Comments Outlook	Allan Moss


MACQUARIE
BANK

Financial highlights
- dividends and franking

	FY 2003		FY 2002	
	cps	Franking	cps	Franking
Interim	41	85%	41	70%
Final	52	100%	52	70%
Special	50	100%	n.a.	n.a.

- → Tax consolidations: provided one-off access to franking credits
- → Special fully-franked dividend
- → Future dividend will increase in line with earnings
  - → Target payout ratio: 50-60%
  - → Minimum dividend 93 cps
  - → Expect minimum franking of 80%


MACQUARIE
BANK

Financial highlights
- result

	FY 2003	FY 2002	Movement
Headline result ($m)	333	250	33%
Expense/Income ratio*	74.9%	77.8%	
Basic EPS (cps)	164.8	132.8	24%
Diluted EPS (cps)	163.1	129.1	26%

* adjusted result excludes Broadcast Australia Limited ("BA") (formerly ntl Australia) transmission income and operating expenses for holding period from 2 April to 12 August 2002


MACQUARIE
BANK

Full-year results

Strong Bank-wide performance

	FY 2003 $m	FY 2002 $m
Income	1,890	1,600
Expenses	(1,430)	(1,245)
Profit before tax	460	355
Income tax expense	(96)	(76)
Net profit after tax	364	279
Outside equity interest	(3)	-
MIS distribution	(28)	(29)
Profit attributable to ordinary equity holders	**333**	**250**


MACQUARIE
BANK

Pro-forma result excluding BA transmission business

	As reported $m	Adjusted* $m
Income	1,890	1,834
Expenses	(1,430)	(1,374)
Profit before tax	460	460
Income tax expense	(96)	(96)
Net profit after tax	364	364
Outside equity interest	(3)	(3)
MIS distribution	(28)	(28)
Profit attributable to ordinary equity holders	**333**	**333**

* adjusted result excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002


MACQUARIE
BANK

Operating income

All categories increased

	FY 2003 $m	FY 2002 $m
Fees and commissions	1,116	1,003
Trading	402	361
Interest*	274	219
Other*	42	17
Total	**1,834**	**1,600**

* adjusted to exclude BA transmission income and interest expense for holding period from 2 April to 12 August 2002


MACQUARIE
BANK

Fee and commission income

Record levels

	FY 2003 $m	FY 2002 $m	Increase %
Fee and commission income	1,116	1,003	11

→ Growth in advisory income in difficult environment

→ Increased contribution from Banking and Property

→ Reduced cross-border lease income and equity issuance fees

→ Brokerage income stable


MACQUARIE
BANK

Funds under management

5th largest fund manager in Australia*

	FY 2003 $b	FY 2002 $b	Increase %
Specialist			
Infrastructure	15.4	9.8	57
Property	5.4	3.9	38
Development capital	0.3	0.2	50
Other	0.4	0.3	33
Funds Management and Financial Services			
Wholesale	19.4	16.1	20
Retail	11.4	11.0	4
Total	**52.3**	**41.3**	**27**

* Rainmaker Information, December Quarter 2002, issued March 2003


MACQUARIE
BANK

Funds management - management fees

Strong growth

	FY 2003 $m	FY 2002 $m
Specialist		
Base fees	117	78
Performance fees	111	78
Funds Management and Financial Services		
Base fees	157	151
Performance fees	5	7
	390	314
Share of fees from funds management joint ventures*		
Base fees	10	7
Performance fees	7	1
Total	**407**	**322**

* These JVs are equity accounted and results are included as profits from associates


MACQUARIE
BANK

Trading income

Growth in volatile market

	FY 2003 $m	FY 2002 $m	Increase %
Trading income	402	361	11

→ Strong client flows as a result of volatility in world commodity markets

→ Strong performance from Metals and Mining, FX and Agricultural Commodities

→ Equity Markets:

  → Significant increase on pcp

  → All locations contributing to trading profit


MACQUARIE
BANK

Net interest income

Strong loan growth

	FY 2003 $m	FY 2002 $m
Loan assets	247	207
Trading assets and other securities	46	31
Non-interest bearing assets	(19)	(19)
Total*	**274**	**219**

- → Organic loan growth: Margin Lending and Macquarie Capital
- → Improved margins on trading assets
- → Reduction in cost of global funding

* adjusted to exclude BA interest expense for holding period from 2 April to 12 August 2002


MACQUARIE
BANK

Other income

Impact of asset sales insignificant

	FY 2003 $m
Gains/(losses) from investments	
MIG	27
MAP	(53)
Broadcast Australia holding gain	20
Other	(5)
	(11)
Dividend income from equity investments	30
Other	23
Total*	**42**

* adjusted to exclude BA transmission income for holding period from 2 April to 12 August 2002


MACQUARIE
BANK

Notable listed investments

Significant unrecognised gains

	Book value $m @ 31/3/03	Market value $m @ 9/5/03	Unrealised gain $m	Unrealised gain @ 30/9/02 presentation $m
MIG	10	30	20	43
MGM	25	156	131	96
SFE	-	19	19	15
MCG	106	138	32	-
Total	**141**	**343**	**202**	**154**


MACQUARIE
BANK

Group contribution to profit*

All Groups positive

	FY 2003 %	FY 2002 %
Corporate Finance (incl. Specialist Funds)	32	30
Financial Products (incl. X-Border Leasing)	6	11
Other (incl. Insto Broking, Macquarie Capital)	11	20
Total Investment Banking	49	61
Treasury and Commodities	23	21
Banking and Property	18	16
Equity Markets	5	-
Funds Management	2	3
Financial Services	2	(1)
Direct Investment	1	-
Total	**100%**	**100%**

* based on management accounts – pre-tax and pre-profit share


MACQUARIE
BANK

Contribution to profit by business segment

	FY2003 $m	FY 2002 $m	
Asset and Wealth Management	82	51	→ FSG profitable → Increased management fees
Financial Markets	97	56	→ T&C and EM strong performance
Investment Banking	118	112	→ Moderate increase reflecting challenging markets
Lending	67	60	→ Organic loan growth
Net profit after tax	**364**	**279**	


MACQUARIE
BANK

International income

Strong result in difficult international markets

- → 24% of income from international activities
- → International income up in absolute terms
- → Many international initiatives in progress


Total operating income
(excluding earnings on capital)
($ million)
1800
1600
1400
1200
1000
800
600
400
200
0
FY 1996 FY 1997 FY 1998 FY 1999 FY 2000 FY 2001 FY 2002 FY 2003
International
Domestic


MACQUARIE
BANK

Operating expenses

Costs contained despite business growth

	FY 2003 $m	FY 2002 $m
Expense/income ratio*	**74.9%**	**77.8%**
Employment expenses*	967	859
Other expenses	407	386
Total*	**1,374**	**1,245**

* adjusted result excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

MACQUARIE BANK

Headcount

Targeted growth

	FY 2003	FY 2002	FY 2001
Operating Groups			
Investment Banking	1,142	1,022	1,005
Treasury and Commodities	346	336	327
Banking and Property	758	651	557
Equity Markets	181	188	150
Funds Management	131	133	134
Financial Services	986	1,073	840
Direct Investment	14	16	15
Total headcount – operating groups	3,558	3,419	3,028
Total headcount – service divisions	1,244	1,307	1,439
Total	**4,802**	**4,726**	**4,467**


MACQUARIE
BANK

Remuneration

Our approach

Remuneration components

- → Base pay:
  - → Marginal increases last year – approx 3%
  - → Expect small increase, on average, this year – approx 4%
- → Profit share:
  - → At risk and tied to performance
  - → Formula-driven since inception
  - → Based on profit and earnings in excess of cost of capital
  - → Aligns interests of staff with shareholders
- → Deferral and retention arrangements encourage long-term commitment
  - → 25% of most staff profit share deferred for 2 years
  - → 30% profit share retention for Executive Directors – 136 executives
  - → Retention vests progressively over 10 years, only payable 6 months after leaving subject to no disqualifying events
  - → All deferred payments fully expensed upfront


MACQUARIE
BANK

Remuneration

Remuneration levels and structure in line with competitive practice

- → Independent review of MBL remuneration by Towers Perrin in 2003 concluded:
  - → Remuneration as a percentage of revenue is in line with, or more conservative than, competitors
  - → Options still the primary long-term incentive vehicle used by global peers
  - → Delivery of some of annual long-term incentive in form of equity is appropriate:
    - → Further alignment with shareholders
    - → Consistent with competitive practice


MACQUARIE
BANK

Remuneration
- peer comparatives

Remuneration (excluding options) as percent of revenue


%
80
70
60
50
40
30
20
10
0
MBL

Source: Towers Perrin
Includes AG Edwards, Bear Sterns, CSFB (USA), CS Group, Deutsche Bank, Goldman Sachs, Legg Mason, Lehman Bros, Merrill Lynch, Morgan Stanley, UBS Group


MACQUARIE
BANK

Remuneration

Our approach is appropriate

→ Conclusion following the review:

- → No major changes necessary
- → Emphasis on performance based arrangements has worked well and expected to continue
- → Options remain the optimal long-term incentive delivery mechanism
- → Review use of options when regulatory environment becomes more certain
- → 30% of Executive Directors' profit share will continue to be subject to long-term deferral arrangements
- → 1/3 of Executive Directors' deferred profit share from 2004 compulsorily invested in MBL shares and up to 2/3 on an optional basis


MACQUARIE
BANK

Information technology expenditure

Controlled spending

$m
200
180
160
140
120
100
80
60
40
20
0
Forecast
FY 2001
FY 2002
FY 2003
FY 2004
Software development capitalised
Software amortisation
IT Expenses


MACQUARIE
BANK

Effective tax rate

In line with expectations

	FY 2003 %	FY 2002 %
Corporate tax rate (average)	**30.0**	**32.0**
Group tax losses	(4.2)	(3.6)
Rate differential on offshore income	(3.0)	(3.3)
Converting Preference Shares	0.7	1.2
Other	(1.3)	(3.0)
Effective tax rate	**22.2**	**23.3**

→ Effective tax rate influenced by tax reform and income mix

→ 2004 effective rate likely to be closer to 25%


MACQUARIE
BANK

Tax reform and other tax issues

- → Tax consolidations
  - → Electing to consolidate within transitional period
  - → Recognition of historic group losses
  - → Access to franking credits – distributed via special dividend
- → Macquarie Income Securities
  - → To be litigated in Federal Court
  - → MBL holding favourable QC advice
- → R&D syndicates
  - → Two syndicates in dispute
  - → MBL confident of success
- → Ongoing tax audit
  - → No significant changes

MACQUARIE BANK

Capital management

Capital base provides strategic flexibility

	FY 2003 $m	FY 2002 $m
Tier 1 capital before deductions	2,336	2,041
less: deductions		
– equity investments	(236)	(7)
– other	(182)	(134)
Tier 1 capital	1,918	1,900
Risk weighted assets	10,053	10,651
Tier 1 ratio	**19.1%**	**17.8%**


MACQUARIE
BANK

Capital management

- → Approach is to be conservatively capitalised
  - → Support business initiatives, particularly specialised funds
  - → Maintain good credit rating
- → Recent subordinated debt issue
- → APRA Conglomerates
  - → Significant change to the regulation of subsidiary activities within the Group
  - → New constraints on Bank's exposures to Group subsidiaries and counterparties
  - → Secondary Group funding subsidiary being established


MACQUARIE
BANK

Balance sheet and risk-weighted assets

	Total Assets $b	Risk Weighted Assets $b
31 March 2002	**30.2**	**10.7**
Revaluation of financial instruments	0.7	-
Increase in liquid assets	0.7	0.2
Increase in other securities	0.1	-
Increase in trading assets	0.8	-
Organic loan growth	1.2	0.3
Securitisation of loan assets	(1.2)	(0.6)
BA deconsolidation	-	(0.5)
31 March 2003	**32.5**	**10.1**


MACQUARIE
BANK

Revised EPS reporting

		FY 2003	FY 2002
Basic	- revised	164.84	132.83
	- previous		132.83
Diluted	- revised	163.06	129.14
	- previous		131.90

→ Minimal impact on diluted EPS


MACQUARIE
BANK

EPS since listing

Strong compound annual growth rate in EPS since listing


Cents
180
160
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001
2002
2003

	CAGR of EPS (1996 – 2003)
MBL	14.1% pa
International peer investment banks	4.4% pa (avg)
Australian major trading banks	10.2% pa (avg)


MACQUARIE
BANK

Strong out-performance over the medium to long term

→ 1 year TSR index is broadly in the middle of the range of relevant indices

Total Shareholder Return (%)

Term	MBL	Global investment banks	SSB Australian growth index	ASX financials ex property	All Ords accum index
1 year	-22.3	-35.0	-13.5	-10.9	-11.8
3 year	9.0	-32.4	4.2	36.5	1.8
5 year	127.4	-24.5	24.2	102.6	23.7
Since 29/7/96	452.7	83.4	63.4	214.2	72.0

Source: Bloomberg, years ending 31 March

MACQUARIE BANK

Agenda

1. Highlights	Allan Moss
2. Analysis	Greg Ward
3. Group Comments Outlook	Allan Moss


MACQUARIE
BANK

Investment Banking


49%

Comments on the full year

→ Performed well in difficult environment, marginally up on pcp

Corporate Finance – 32% of MBL

→ Substantially up on pcp

→ No. 1 Project Finance adviser (Asia Pacific/Americas), No. 2 globally - *Project Finance International*

→ No. 1 M&A adviser (Australia), Top 2 ECM house (Australia – by value) - *Thomson Financial*

Infrastructure	AGL/Pulse, London Underground, Sydney and Rome Airports, Western Sydney Orbital, BC Gas, Powerco, Melbourne CitiLink, KRIF
Industrials	Constellation/BRL Hardy, Qantas, Goodman Fielder/Burns Philp
Financials	AXA Health, Insurance Australia Group
Property	Valad, Macquarie Countrywide, Coles Myer/Westfield Trust, Macquarie ProLogis
Resources	Placer/Aurion Gold, Centennial Coal, Francisco Gold, Burrup Fertilisers
TMET	Acquisition of NTL/Broadcast Australia, MCG establishment


MACQUARIE
BANK

Investment Banking (cont.)

Infrastructure and Specialised Funds

- → FUM increased 57% from $9.8b to $15.4b
- → 3 new funds in Australia – MAP, MCG and FLIERS (SCF)
- → New international fund Korean Road Infrastructure Fund (KRIF)
- → MAP – disappointing market performance, but remain confident in value and quality of the assets and scope for significant operational improvement
- → Active management resulted in EBITDA up:
  - → 10.2% on MIG's operating toll roads (6 months to Dec 2002)*
  - → 22.2% on MAP's operating airports (6 months to Dec 2002)*
- → Performance fees from MIG, MCG and South Africa Infrastructure Fund

* Weighted average EBITDA for operating assets


MACQUARIE
BANK

Investment Banking (cont.)

Financial Products – 6% of MBL

→ Steady growth from retail and wholesale product offerings (Fusion, Film Fund, I-bonds)

→ Poor environment for cross-border leasing resulted in lower contribution

Other – 11% of MBL

→ Macquarie Capital's leasing books increased 21% from $1.9b to $2.3b - existing initiatives and organic growth

→ Institutional Stockbroking profit down due to lower issuance fees and underwriting shortfalls, stable brokerage revenues


MACQUARIE
BANK

Investment Banking (cont.)

Current operating environment:

- → Continued subdued global markets including Australia
- → In particular, listed equity issuance and M&A market volumes impacted over past 6 months

Outlook:

- → Solid pipeline of diverse mandates and opportunities – recently announced: Promina IPO, AlintaGas/AMP Henderson acquisition of Aquila assets,
- → Continued focus on broader offshore offerings
  - → Pursuing new funds and asset classes: Europe (diversified infrastructure); Canadian regulated assets fund well progressed; and, exploring opportunities in China (toll roads)
  - → Broaden international investor base, especially in unlisted equity
- → Anticipate increase in revenue and profit over prior year providing no material deterioration of equity market conditions


MACQUARIE
BANK

Banking and Property


18%

Comments on the full year:

- Overall contribution up 38% on pcp with record results from Property, Banking and Golf and Leisure
- Property FUM (including associates) increased 50% from $4.8b to $7.2b – 3rd largest property trust manager in Australia
- Macquarie ProLogis – 1st Australian listed property investment in US industrial property, “Best Newly Listed Company” 2002 (*Asiamoney* magazine)
- Property Investment Banking participated in $3b transactions
- Property development loans up 18%, irregular loans only 0.1% of total commitments
- Golf and Leisure - Medallist continued strong growth
- Good growth in banking services, continued growth in margin lending and protected lending
- Significant increase in new mortgages business (retail and wholesale), expansion in US and China


MACQUARIE
BANK

Banking and Property (cont.)

Current operating environment/Outlook:

- → Similar conditions to previous year
  - → expect softening in some Australian property sectors
  - → only minor impact on property finance and mortgage businesses
- → Credit risks managed by long standing conservative credit policies
- → Favourable environment for expansion and growth of listed property trusts
- → Continued strategy of selective growth in domestic and international niche markets, including:
  - → Mortgages and property finance in USA
  - → Develop business prospects in Asian markets where REIT legislation is creating opportunities
- → Positioned well for medium term


MACQUARIE
BANK

Specialist Listed Infrastructure and Property funds performance

Macquarie funds have out-performed


Performance since 1996
4000
3500
3000
2500
2000
1500
1000
500
0
-500
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
All Macquarie Funds
S&P/ASX300
All Macquarie Funds Net Performance over S&P/ASX300

* All data as at 9 May 2003


MACQUARIE
BANK

Treasury and Commodities


23%

Comments on the full year:

- → Overall contribution up 40% on pcp
- → Every division achieved a record or near record result
- → Particularly strong contributions from Metals and Mining, Foreign Exchange, Treasury and Agricultural Commodities
- → Profitability driven by increased market share and product/market diversity
- → Steady credit and market risk and a stable cost base
- → Commenced operations in two new businesses:
  - → Energy Trading based in London providing risk management solutions to oil industry participants
  - → Houston office focusing on oil and gas mezzanine finance


MACQUARIE
BANK

Treasury and Commodities (cont.)

Current operating environment:

- → Transaction volumes reasonably high – record SFE turnover in March 2003
- → Commodities, FX and interest rate volatilities up
- → More challenging credit environment

Outlook:

- → Optimistic about prospects for the next 12 months
- → Leading market positions, business diversity, international growth initiatives and stable cost base lead to positive outlook
- → Offshore markets offer good opportunities for niche growth:
  - → New finance and energy trading businesses in Houston and London respectively, profitability expected in near-term


MACQUARIE
BANK

Equity Markets


5%

Comments on the full year:

- → Overall contribution well up on last year
- → Adverse trading conditions globally but all markets profitable except Europe
- → Australia – strong result – resilient retail demand, leading warrant market shares, expanding corporate business
- → South Africa – another good year – Standard Bank alliance terminated, new venture with Nedbank
- → Hong Kong – profitable despite significantly weaker retail demand, sales of unlisted products increased substantially
- → Europe – trading profit despite very weak European markets. Net loss due to high operating costs. Trading infrastructure relocated to Sydney. Sales and structuring remain in Europe.
- → Japan – small profit despite very poor market conditions
- → Brazil – another small profit in second year of operation


MACQUARIE
BANK

Equity Markets (cont.)

Current operating environment:

- General uncertainty due to the global geopolitical situation and effect of SARS in Asia
- Subdued economic conditions

Outlook:

- Initiatives undertaken during recent difficult times means business well placed to benefit from improving markets
- Continued measured expansion:
  - 24-hour Sydney based international trading and risk management desk – recently increased US activities, currently integrating European trading activities
  - Korea: alliance with Woori Bank – up to 12 months' lead time to establish new business
  - South Africa: Nedbank – expect to achieve small profit in first year


MACQUARIE
BANK

Funds Management


2%

Comments on the full year:

- → Contribution broadly in line with last year
- → Total funds under management up 13% from $27.1b to $30.7b despite industry contraction
  - → Institutional funds up 19% from $14.5b to $17.3b
  - → Retail funds up 4% from $11.0b to $11.4b
  - → International joint venture funds (Macquarie share) up 31% from $1.6b to $2.1b
  - → Good flows into cash, fixed interest, currency and listed property
- → Strong growth in joint ventures in Malaysia and Korea
- → Continued to invest in UK and HK enhanced equities businesses with encouraging progress, now mandated in both markets


MACQUARIE
BANK

Funds Management (cont.)

Current operating environment:

→ Investors diversifying portfolios with increased allocation to cash, fixed interest and property

→ Focus on lower fees offers opportunities for index products (eg. Macquarie True Index)

Outlook:

→ While equity markets uncertain in short-term, Group's prospects are healthy for medium to long term

→ Timely entry into enhanced equities in UK and HK, anticipate benefits from increased uptake

→ Anticipate continued good growth in existing joint ventures, currently evaluating expansion into Taiwan


MACQUARIE
BANK

Financial Services


2%

Comments on the full year:

- → Achieved profitability on schedule despite continued difficult market conditions, good growth in client numbers and revenue
- → Increased growth in annuity based revenue through Wrap and CMT
- → Wrap fastest growing administrative platform in 2002 (ASSIRT)
  - → AUA up 62% from $3.9b to $6.3b (year ending 31 Mar 03)
- → CMT FUM up 7% from $8.2b to $8.8b (year ending 31 Mar 03)
- → Continued cost efficiencies through restructure and streamlining of IT and back office functions
- → Further expansion via Hartley's acquisition - agreement to transfer select advisers and clients entered into in March 2003


MACQUARIE
BANK

Financial Services (cont.)

Current operating environment:

- → Retail financial services influenced by subdued economic conditions
- → Tougher equity markets likely to accelerate further market consolidation - well positioned to take advantage

Outlook:

- → Broking market to remain uncertain due to subdued economy
- → Further growth in Wrap business maximising existing and new FSG relationships
- → Recently launched brand campaign expected to increase awareness among target market
- → Increased presence in New Zealand through targeted adviser acquisitions and alternative investment offerings
- → Confident of increasing profit contribution in the longer term


MACQUARIE
BANK

Direct Investment


1%

Comments on the full year:

→ No realisations by trade sale or IPO due to difficult market conditions

→ Principal focus - portfolio management

→ MIT III

  → CH4 progressed to project phase

  → Most investments performing well – Nardell Coal exception

  → Part realisation of SCIA through share buyback and dividend, Repco return of capital on repayment of loan stock

→ MIT IV

  → $60m 1st close Jan 03, 2nd close expected later 2003

Current operating environment/Outlook:

→ Private equity market remains difficult– limited realisation opportunities by either trade sale or IPO

→ Realisations planned in 2004, dependent on capital markets


MACQUARIE
BANK

Overall outlook

- → Expect continued growth in revenue and earnings
- → Growth across most businesses subject to market conditions not deteriorating materially
- → Well positioned for any equity market improvement
- → Maintain our long-term strategy
  - → Full service in Australia
  - → Focussed international operations


MACQUARIE
BANK

Macquarie Bank Limited

Presentation to Investors and Analysts

Allan Moss, Managing Director and Chief Executive Officer

Greg Ward, Chief Financial Officer

13 May 2003

Macquarie Bank Limited
ABN 46 008 583 542

2003 ASX 68

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

ASX/News Release Tuesday May 13, 2003

MACQUARIE BANK ANNOUNCES 33 PER CENT PROFIT INCREASE AND SPECIAL DIVIDEND

Macquarie Bank today announced a $333 million profit after tax attributable to ordinary shareholders for the year to March 31, 2003.

The result is an increase of 33 per cent over the $250 million profit for the year ended March 31, 2002. Basic earnings per share increased 24 per cent to $1.65 from $1.33 for the previous year.

Profit before tax attributable to ordinary shareholders rose by 31 per cent to $428 million from $326 million.

Macquarie Bank Chairman David Clarke said the Bank will pay a fully franked final dividend of 52 cents per share for the year to March 31, 2003, and a special fully franked dividend of 50 cents per share. The special dividend delivers to shareholders franking credits which will become available as a result of the tax consolidation regime recently introduced by the Federal Government. This brings total dividends for the year to $1.43 per share, compared with last year's dividend of 93 cents per share, franked to 70 per cent.

"We have posted record income and profit in a very challenging environment for investment banks," Mr Clarke said. "The overall growth of our businesses has more than compensated for the difficult conditions in equity markets."

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss said the Bank has increased its market share and profits in every operating Group.

"We have again benefited from the diversity of our businesses across locations and industry. The Investment Banking Group has performed well and Treasury and Commodities and Banking and Property Groups reported outstanding increases in profit," Mr Moss said.

"Equity Markets Group has made a meaningful contribution despite very tough international equity markets and Funds Management Group's result was slightly ahead of the previous year. In line with our expectations, Financial Services Group is now operating profitably," Mr Moss said.

Total funds under management increased by $11.0 billion to $52.3 billion, with significant increases from Macquarie's specialist infrastructure and property funds, which have continued to demonstrate overall outperformance of the market over the medium term. Macquarie is the fifth largest fund manager in Australia.

Mr Moss said staff numbers rose during the year from 4,726 to 4,802 and Macquarie now operates in 18 countries. International earnings increased slightly despite generally weaker markets.

"We are the only Australian full service investment bank," Mr Moss said. "Internationally, our strategy is to focus where our particular skills and expertise can deliver significant value to our clients. This strategy has continued to serve us well."

FINANCIAL HIGHLIGHTS

The Bank is strongly capitalised with a Tier 1 ratio of 19.1 per cent. Total income from ordinary activities for the year (excluding transmission income and operating expenses for the four and a half month period the Bank held the Broadcast Australia assets on its balance sheet) was $1,834 million, up 15 per cent from $1,600 million for the previous corresponding period. Net fee and commission income rose by 11 per cent to $1,116 million from $1,003 million, while the contribution from net trading income rose by 11 per cent to $402 million from $361 million in the previous year. Net interest income rose by 25 per cent to $274 million, from $219 million previously.

GROUP OPERATING HIGHLIGHTS

Investment Banking Group exceeded last year's result in a difficult environment. The advisory businesses had a strong year, ranked by Project Finance International Magazine as No. 1 Project Finance adviser in the Asia Pacific and Americas regions and No. 2 adviser globally. Macquarie was ranked No. 1 Mergers and Acquisitions adviser in Australia, and No. 2 Equity Capital Markets house by value by Thomson Financial.

Headline international deals included advising Tubelines in the United Kingdom on the landmark £4.4 billion ($11.5 billion) program to upgrade and maintain infrastructure in the London Underground, and advising BC Gas, Ontario Teachers' Pension Plan Board and Borealis Infrastructure Management Inc in the $C1.175 billion ($1.293 billion) acquisition of the Express Pipeline System in Canada. In Asia, Macquarie established the Won 368 billion ($486 million) Korean Road Infrastructure Fund and advised Kesas Sdn Bhd on a $393 million debt restructure incorporating a public issue of Islamic debt securities.

Australian highlights included advising AGL on the $880 million acquisition of Pulse Energy, advising the Westlink consortium on the successful bid for the $2.2 billion Western Sydney Orbital, advising Constellation Brands on its $2.4 billion merger with BRL Hardy, defence adviser to Goodman Fielder on the $2.4 billion bid by Burns Philp, and adviser to Coles Myer on the $390 million sale of Sydney Central Plaza to Westfield Trust. Macquarie was underwriter and financial adviser on the $246 million IPO of Valad Property Group, adviser to Placer Dome on the $2.1 billion acquisition of AurionGold and adviser to AXA Australia on the sale of its health insurance business. Macquarie also advised the Southern Cross Consortium on the acquisition of Sydney Kingsford-Smith Airport. While the market performance of Macquarie Airports (with interests in Sydney, Bristol, Birmingham and Rome airports) was disappointing, the operating environment for the aviation industry has been very difficult and management remains confident in the asset values and the scope for continued operational improvement at all airports. MAp announced last week it had increased its distribution by 2.1c to 5c per security for June 2003, up from the July 2002 prospectus forecast of 2.9c per security. Performance fees were received on funds including MIG, Macquarie Communications Infrastructure Group and South Africa Infrastructure Fund (SAIF).

The Financial Products Division arranged leases for lessees including Post Austria, Swisscom, Qantas and New Jersey Transit and launched the Macquarie Nine Film and Television Fund. Macquarie Capital leasing books increased from $1.9 billion to $2.3 billion. The contribution from Macquarie Equities (Australia) Limited and Macquarie

Research Equities declined due to lower issuance fees and stockholdings related to underwriting shortfalls. However, secondary brokerage revenues were maintained.

In Treasury and Commodities Group, every Division achieved a record or near-record result. The Group's contribution was driven by increased market share and product and market diversity without increasing its cost base or its risk profile.

Metals and Mining benefited from increased volatility which increased transaction activity. A new office was opened in Houston focusing on mezzanine finance opportunities in the oil and gas sector. Foreign Exchange had a record year, reflecting higher volumes, increased market share and diversity of products such as the Internet delivery business offering margined spot trading to offshore clients. Agricultural Commodities more than doubled its profit with sugar a large contributor due to volatile market conditions, while Debt Markets was ranked first in the Thomson Financial and INSTO magazine Australian league tables for debt issued into the Australian marketplace for the year. Futures Division maintained its position as a leading execution and clearing member of the Sydney Futures Exchange and Risk Advisory Services and Treasury reported strong results.

Banking and Property Group posted its fifth consecutive record contribution. During the year, Macquarie Property and its associates increased property funds under management by 50 per cent from $4.8 billion to $7.2 billion.

Property Investment Management listed Macquarie ProLogis Trust (MPR) in June 2002, the first Australian listed property trust investing in North American industrial property. MPR outperformed its peer index from listing to 31 March 2003. Overall, Property Investment Banking participated in transactions totalling more than $3 billion and directly raised equity and debt of over $800 million. Property Finance's property development loan volumes grew by 18 per cent. The Group established a new business division, Macquarie Community Partnerships, to undertake property based Public Private Partnerships with both local and state governments. The Banking Division's increased profit contribution was driven by higher loan and deposit volumes. Margin Lending posted another record profit contribution and Mortgages experienced a significant increase in new business generated through its retail and wholesale channels, with the Division now managing a domestic mortgage portfolio of more than $9 billion. The acquisition of three office towers in Seoul, South Korea by the Macquarie managed Schroder Asian Properties Fund highlighted the Group's international expertise.

Equity Markets Group's contribution to profit was well up on the prior corresponding period. The result was achieved despite adverse trading conditions prevailing in most equity markets in which the Group operates. The Group made the most of resilient investor demand in both Australia and South Africa, and leading market shares were maintained. The Group also signed a Memorandum of Understanding with a major South Korean commercial bank, Woori Bank, to provide equity derivative products and solutions for the developing Korean equity derivatives market.

Funds Management Group contributed a marginally increased profit in testing market conditions, which highlighted the strength of its diverse businesses. The Group's funds under management grew 13 per cent from $27.1 billion to $30.7 billion. In Australia, funds growth was achieved despite the overall size of the funds management industry decreasing, with Macquarie Funds Management gaining market share and improving its rankings with both clients and asset consultants. Macquarie's reputation as a leader in unlisted funds invested in cash, fixed interest, currency and listed property, produced strong inflows in these sectors. Internationally, the Group continued to expand, offering enhanced equities funds to institutional investors in the UK and Hong Kong, and exporting its skills into deregulating markets through joint ventures in Malaysia and in South Korea. Macquarie's share in the total funds under management in these joint ventures increased by 31 per cent from $1.6 billion to $2.1 billion.

Financial Services Group passed break even and achieved a profit on schedule despite difficult market conditions. The Group experienced growth in client numbers and revenue. Funds under Administration in Macquarie Wrap Solutions grew 62 per cent from $3.9 billion to $6.3 billion at the end of March 2003 and the platform led the Australian market in inflows during the last calendar year. Macquarie Cash Management Trust (CMT) continued to grow steadily, up by 7 per cent to $8.8 billion. Macquarie Financial Services undertook significant work on its cost structure reducing expenditure on IT and restructuring and streamlining its back-office operations. The Group plans to review its operations and achieve further efficiencies during the next 12 months, part of a continual review to ensure the Group's operations are consistent with market conditions

Direct Investment made an increased contribution during the year with few realisations. The principal focus during the year was on building value within the existing portfolio of 20 companies as well as looking for new investment opportunities.

SINCE BALANCE DATE

- The Bank was appointed Joint Adviser, Global Co-ordinator and Bookrunner for the successful $2 billion Promina Initial Public Offering.
- The Bank was appointed Adviser to AlintaGas on the acquisition by the AlintaGas and AMP Henderson consortium of Aquila's energy assets in Australia.
- Equity Markets signed an agreement with Nedbank to continue to provide equity derivatives products and solutions for the South African market following the expiration of a similar five year agreement with Standard Bank.

DIVIDEND POLICY

Mr Clarke said that having achieved full franking of its ordinary dividends, the Bank has revised its ordinary dividend policy such that dividends in future periods will grow in line with earnings. The Bank will target a payout ratio each year in the range of 50 per cent to 60 per cent, subject to a floor of 93 cents per ordinary share per annum. It is expected that future dividends will be at least 80 per cent franked.

OUTLOOK

Mr Moss said the Bank expected continued growth in revenue and earnings. "We expect growth across most of our businesses, subject to market conditions not deteriorating materially."

"We are well positioned to benefit from any improvement in equity markets and we will maintain our long term strategy of being a full service provider in Australia and of focussed international expansion," Mr Moss said.

For further information, please contact:

David Clarke, Executive Chairman, Macquarie Bank Limited	02 8232 3413
Allan Moss, Managing Director, Macquarie Bank Limited	02 8232 3483
Richard Sheppard, Deputy Managing Director, Macquarie Bank Limited	02 8232 3183
Greg Ward, Chief Financial Officer, Macquarie Bank Limited	02 8232 3543
Lisa Jamieson, Public Relations, Macquarie Bank Limited	02 8232 6016
Matthew Russell, Public Relations, Macquarie Bank Limited	02 8232 4102

MACQUARIE BANK LIMITED

A.B.N. 46 008 583 542

Extracts from the 2003 financial report of the economic entity


MACQUARIE
BANK

MACQUARIE BANK LIMITED
and its controlled entities

EXTRACTS FROM THE 2003 FINANCIAL REPORT
TABLE OF CONTENTS

PAGE

1. **Statements of financial performance**	3
2. **Statements of financial position**	4
3. **Statements of cash flows**	5
4. Profit from ordinary activities	6
5. Segment reporting	8
6. Income tax (expense)	10
7. Dividends and distributions paid or provided	11
8. Earnings per share	12
9. Impaired assets	13
10. Average interest-bearing assets and liabilities and related interest	14
11. **Five year summary**	15

This financial information has been extracted from the audited financial report of Macquarie Bank Limited and its controlled entities for the financial year ended 31 March 2003.

MACQUARIE BANK LIMITED

and its controlled entities

1. STATEMENT OF FINANCIAL PERFORMANCE

	Section	Consolidated 2003 $M	Consolidated 2002 $M
Interest income		1,074	1,009
Interest expense		(827)	(790)
Net interest income	4	247	219
Fee and commission income		1,370	1,210
Fee and commission expense		(254)	(207)
Net fee and commission income	4	1,116	1,003
Trading income	4	402	361
Other income	4	194	52
Other expenses	4	(69)	(35)
Total income from ordinary activities		1,890	1,600
Employment expenses	4	(970)	(859)
Occupancy expenses	4	(92)	(84)
Non-salary technology expenses	4	(84)	(79)
Professional fees, travel and communication expenses	4	(123)	(117)
Other operating expenses	4	(161)	(106)
Total expenses from ordinary activities		(1,430)	(1,245)
Profit from ordinary activities before income tax		460	355
Income tax (expense)	6	(96)	(76)
Profit from ordinary activities after income tax		364	279
(Profit) from ordinary activities after income tax attributable to outside equity interest		(3)	-
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*		361	279
Distributions paid or provided on Macquarie Income Securities	7	(28)	(29)
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited		333	250
		Cents per share	
Basic earnings per share	6	164.84	132.83
Diluted earnings per share	6	163.06	129.14

* **There were no valuation adjustments recognised directly in equity.**

MACQUARIE BANK LIMITED
and its controlled entities

2. STATEMENT OF FINANCIAL POSITION

	Consolidated 2003 $M	Consolidated 2002 $M
ASSETS		
Cash and liquid assets	**311**	283
Securities purchased under resale agreements	**5,155**	4,313
Trading assets	**4,780**	4,864
Other securities	**2,181**	1,937
Loan assets	**9,894**	9,209
Other financial market assets	**5,309**	4,630
Other financial assets	**1,828**	1,927
Life insurance investment assets	**2,516**	2,588
Equity investments	**130**	102
Investments in associates and incorporated joint ventures	**142**	90
Fixed assets	**125**	135
Tax assets	**146**	156
Total assets	**32,517**	30,234
LIABILITIES		
Due to other financial institutions	**517**	565
Securities sold under repurchase agreements	**2,221**	928
Securities borrowed	**2,381**	2,359
Deposits	**3,966**	4,520
Notes payable	**10,069**	9,434
Other financial market liabilities	**4,718**	3,811
Tax liabilities	**18**	17
Other financial liabilities	**2,665**	2,923
Life insurance policy liabilities	**2,456**	2,539
Provisions for dividends and distributions	**213**	109
Deferred tax liabilities	**30**	100
Other provisions	**122**	120
Total liabilities excluding loan capital	**29,376**	27,425
Loan capital		
Subordinated debt	**406**	242
Converting Preference Shares	**150**	150
Total liabilities	**29,932**	27,817
Net assets	**2,585**	2,417
EQUITY		
Contributed equity		
Ordinary share capital	**1,137**	1,012
Macquarie Income Securities	**391**	391
Retained earnings	**659**	617
Total equity attributable to equity holders of Macquarie Bank Limited	**2,187**	2,020
Outside equity interests in controlled entities	**398**	397
Total equity	**2,585**	2,417

3. STATEMENT OF CASH FLOWS

	Consolidated 2003 $M	Consolidated 2002 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	1,083	980
Interest and other costs of finance (paid)	(856)	(821)
Dividends and distributions received	90	144
Fees and other non-interest income received	1,294	1,149
Fees and commissions (paid)	(257)	(156)
Net receipts from dealing in financial instruments	1,113	627
(Payments) to suppliers	(441)	(709)
Employment expenses (paid)	(866)	(816)
Income taxes (paid)	(197)	(165)
Life insurance investment income	105	84
Life insurance premiums received	1,710	1,854
Life insurance (policy payments)	(1,750)	(1,946)
Broadcast Australia – net receipts from operations	17	-
Net cash flows from operating activities	1,045	225
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan assets (granted)	(4,674)	(3,698)
Proceeds from securitisation of loan assets	4,407	2,258
Recovery of loans previously written-off	1	-
(Payments) for other securities	(737)	(1,788)
Proceeds from the realisation of other securities	298	121
(Payments) for equity investments	(109)	(78)
Proceeds from the sale of equity investments	13	27
(Payments) for fixed assets	(40)	(75)
Proceeds from the sale of fixed assets	2	2
(Payments) for life insurance investments	(5,881)	(7,803)
Proceeds from the sale of life insurance investments	5,847	7,841
Broadcast Australia – payment for acquisition, net of cash acquired	(296)	-
Broadcast Australia – cash deconsolidated	(17)	-
Net cash flows from investing activities	(1,186)	(3,193)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net (decrease)/increase in money market and other deposit accounts	(32)	2,231
Proceeds from the issue of ordinary share capital	47	623
Transaction costs for the issue of ordinary share capital	-	(3)
Proceeds from outside equity interest	1	394
(Repayment) of subordinated debt	(50)	-
Issue of subordinated debt	225	-
Dividends and distributions (paid)	(141)	(213)
Broadcast Australia – net proceeds from borrowings	137	-
Net cash flows from financing activities	187	3,032
Net increase in cash	46	64
Cash at the beginning of the financial year	243	179
Cash at the end of the financial year	289	243

MACQUARIE BANK LIMITED
and its controlled entities

4. PROFIT FROM ORDINARY ACTIVITIES

	Consolidated 2003 $M	Consolidated 2002 $M
Interest income		
Interest income received/receivable:		
- other entities	1,074	1,009
- controlled entities	-	-
Interest expense paid/payable:		
- other entities	(827)	(790)
- controlled entities	-	-
Total net interest income	247	219
Fee and commission income		
- revenue	1,342	1,181
- expense	(254)	(207)
Income from life insurance business	28	29
Net fee and commission income	1,116	1,003
Trading income		
Arising from trading instruments	232	220
Net gains from foreign currency trading	98	87
Dividends and distributions received/receivable – other trading assets	72	54
Total trading income	402	361
Other income		
Proceeds from the sale of other securities and equity investments	311	148
Less carrying value of other securities and equity investments	(280)	(129)
Profit on the sale of other securities and equity investments	31	19
Broadcast Australia – transmission income	49	-
Broadcast Australia – gain on deconsolidation	54	-
Share of net profits of associates and incorporated joint ventures accounted for using the equity method	-	6
Life insurance income earned on shareholders' funds	8	5
Dividends received/receivable		
- other securities and equity investments	30	6
- controlled entities	-	-
Management fees and cost recoveries – controlled entities	-	-
Other income	22	16
Total other income	194	52
Provision for diminution of equity investments	(62)	-
Provisions for uncertainties	4	(5)
Charge for specific provisions		
- provided for during the financial year	(9)	(16)
- recovery of loans previously provided for	10	2
- loan losses written off	(2)	(2)
- recovery of loans previously written off	1	1
Total net charge for provisions	(58)	(20)
Writedown of investments in controlled entities to recoverable amount	-	-
Other expenses	(11)	(15)
Total other expenses	(69)	(35)
Total net other income	125	17
Total income from ordinary activities	**1,890**	1,600

4. PROFIT FROM ORDINARY ACTIVITIES (CONT.)

	Consolidated 2003 $M	Consolidated 2002 $M
Employment expenses		
Salary, salary related costs, superannuation, performance-related profit share and staff training	**(961)**	(850)
Provision for annual leave	**(3)**	(6)
Provision for long service leave	**(3)**	(3)
Broadcast Australia – employment expenses	**(3)**	-
Total employment expenses	**(970)**	(859)
Occupancy expenses		
Operating lease rental	**(66)**	(62)
Depreciation: furniture, fittings and leasehold improvement	**(15)**	(13)
Other occupancy expenses	**(11)**	(9)
Total occupancy expenses	**(92)**	(84)
Non-salary technology expenses		
Information services	**(32)**	(31)
Depreciation: computer equipment and software	**(31)**	(29)
Other non-salary technology expenses	**(21)**	(19)
Total non-salary technology expenses	**(84)**	(79)
Other operating expenses		
Professional fees	**(67)**	(52)
Travel expenses	**(36)**	(42)
Communication expenses	**(16)**	(19)
Depreciation: communication equipment	**(4)**	(4)
Total professional fees, travel and communication expenses	**(123)**	(117)
Auditors' remuneration	**(6)**	(6)
Other operating expenses	**(102)**	(100)
Broadcast Australia – other operating expenses	**(53)**	-
Total other operating expenses	**(161)**	(106)
Total expenses from ordinary activities	**(1,430)**	(1,245)

5. SEGMENT REPORTING

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis. Segment assets include all assets used by a segment. The carrying amount of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Any transfers between segments have been determined on an arms-length basis and eliminated on consolidation.

The segment information has been prepared in conformity with the economic entity's accounting policies as disclosed in Note 1 – Significant accounting policies.

Primary segment - business

For internal reporting and risk management purposes, the economic entity is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005 "Segment Reporting", because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics. The revised AASB 1005 has been applied for the first time by the economic entity for the financial year ended 31 March 2003.

For the purposes of determining business segments the activities of the economic entity have been divided into four areas:

- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management	Financial Markets	Investment Banking	Lending	Total
	$M	$M	$M	$M	$M
			31 March 2003		
Financial performance					
Revenue from external customers	669	1,039	1,035	575	3,318
Intersegmental revenue	3	(157)	(37)	191	-
Share of profits or losses of associates and incorporated joint ventures	1	1	(3)	1	-
Total revenue from ordinary activities	673	883	995	767	3,318
Profit from ordinary activities before income tax	108	120	158	74	460
Income tax (expense)/benefit	(26)	(23)	(40)	(7)	(96)
Profit from ordinary activities after income tax	82	97	118	67	364
Non-cash expenses: depreciation	(19)	(11)	(13)	(7)	(50)
Financial position					
Total assets	3,058	16,998	3,684	8,777	32,517
Total liabilities	2,734	23,497	557	3,144	29,932
Fixed assets acquired during the financial year	12	9	520	9	550
Investment in associates and incorporated joint ventures	12	7	107	16	142

5. SEGMENT REPORTING (CONT.)

Primary segment – business

	Asset and Wealth Management $M	Financial Markets $M	Investment Banking $M	Lending $M	Total $M
			31 March 2002		
Financial performance					
Revenue from external customers	597	974	804	525	2,900
Intersegmental revenue	6	(150)	(53)	197	-
Share of profits or losses of associates and incorporated joint ventures	5	-	-	1	6
Total revenue from ordinary activities	608	824	751	723	2,906
Profit from ordinary activities before income tax	65	73	137	80	355
Income tax (expense)	(14)	(17)	(25)	(20)	(76)
Profit from ordinary activities after income tax	51	56	112	60	279
Non-cash expenses: depreciation	(16)	(11)	(13)	(6)	(46)
Financial position					
Total assets	3,180	14,899	3,249	8,906	30,234
Total liabilities	2,792	20,662	1,070	3,293	27,817
Fixed assets acquired during the financial year	52	10	7	6	75
Investment in associates and incorporated joint ventures	22	-	45	23	90

Secondary segment - geographical

Geographical segments have been determined based on where the revenues have been recorded and customers are located. The operations of the economic entity are headquartered in Australia and this is the only location that is a reportable segment. All other locations are below the reportable segment threshold and have been collectively classified as "other".

	Australia $M	Other $M	Total $M
		31 March 2003	
Revenue from external customers	**2,732**	**586**	**3,318**
Total assets	**21,756**	**10,761**	**32,517**
Fixed assets acquired during the financial year	**547**	**3**	**550**
		31 March 2002	
Revenue from external customers	2,333	567	2,900
Total assets	23,507	6,727	30,234
Fixed assets acquired during the financial year	64	11	75

6. INCOME TAX (EXPENSE)

	Consolidated 2003 $M	Consolidated 2002 $M
Prima facie income tax (expense) on profit from ordinary activities*	(138)	(114)
Add back/(deduct) tax effect of permanent differences:		
Recoupment of unbooked tax losses	18	12
Rate differential on offshore income	13	11
Distribution paid/provided on Macquarie Income Securities	8	9
Net effect of different tax treatments for life insurance business	3	4
Rebateable dividend income	2	2
Dividend paid/provided on Converting Preference Shares	(4)	(4)
Effect of change in tax rates	-	(2)
Other items	2	6
Total income tax (expense)	(96)	(76)

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 30% (2002: 34%) on profit from 1 April to 30 September 2002 and at a rate of 30% (2002: 30%) on profits from 1 October 2002 to 31 March 2003. The economic entity has a tax year ending on 30 September.

The economic entity is currently subject to an audit by the Australian Taxation Office ("ATO"). Some amended assessments have been issued by the ATO for the 1988 to 1993 years. Other issues of potential taxation liability have been raised but have not yet been subject to the issue of amended assessments. Objections have been lodged in respect of the amended assessments and the other issues of alleged liability are also disputed.

The ATO is also reviewing the interests held by the economic entity in research and development syndicates. One syndicate dispute was decided in the economic entity's favour by the Administrative Appeals Tribunal and is now the subject of an appeal by the ATO to the Full Federal Court. Amended assessments have been issued in relation to another syndicate, against which objections will be lodged.

In relation to the Macquarie Income Securities, a public ruling has been issued by the ATO advising that in its view deductions are not available for distributions on this type of security. The Bank has received independent legal advice confirming that deductions are available for the distributions paid or provided. Macquarie Finance Limited has objected against the ATO's disallowance of the interest deductions and the matter is the subject of an appeal to the Federal Court.

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

7. DIVIDENDS AND DISTRIBUTIONS PAID OR PROVIDED

	Consolidated 2003 $M	Consolidated 2002 $M
Ordinary share capital		
Dividends paid – interim (41 (2002: 41) cents per share)	83	81
Dividends provided		
- final (52 (2002: 52) cents per share)	106	103
- special (50 (2002: Nil) cents per share)	102	-
Total dividends paid or provided	291	184

The interim ordinary dividend paid during the financial year ended 31 March 2003 was 85% franked at 30% (2002: 70% franked at 30%). The final ordinary dividend provided as at 31 March 2003 is 100% franked at 30% (2002: 70% franked at 30%) and the special ordinary dividend provided as at 31 March 2003 is 100% franked at 30%.

On 8 May 2002, the Directors resolved that they would activate the Dividend Reinvestment Plan ("the DRP") effective for the dividend to be paid on 2 July 2002. The DRP was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in the full consolidated financial report.

	Cents per share	
Cash dividends per share	143	93

Converting Preference Shares

Dividends on these shares of $11 million (2002: $11 million) have been charged to the Statement of Financial Performance as interest expense. The dividend paid on 17 June 2002 was 70% franked at 30%, the dividend paid on 16 December 2002 was 85% franked at 30% and the dividend to be paid on 16 June 2003 will be 100% franked at 30%.

Franking credits available for the subsequent financial year at a corporate tax rate of 30% (2003: 30%)	40	15

With effect from 1 July 2002, Australian tax law requires companies to maintain franking accounts on a tax paid basis. The disclosure above, including the prior year comparatives, therefore reflects the new tax paid basis of measuring franking credits.

The franked portion of dividends proposed as at 31 March 2003 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year. The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
(b) franking credits that may be prevented from being distributed in subsequent financial years;
(c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year; and
(d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

Macquarie Income Securities		
Distributions paid (net of distributions previously provided)	23	23
Distributions provided	5	6
Total distributions paid or provided	28	29

The distributions paid/payable in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

8. EARNINGS PER SHARE

	Consolidated 2003 $M	Consolidated 2002 $M
	Cents per share	
Basic earnings per share	164.84	132.83
Diluted earnings per share	163.06	129.14
Reconciliation of earnings used in the calculation of basic earnings per share		
Profit from ordinary activities after income tax	364	279
Profit from ordinary activities after income tax attributable to outside equity interests	(3)	-
Distributions paid or provided on Macquarie Income Securities	(28)	(29)
Total earnings used in the calculation of basic earnings per share	333	250
Reconciliation of earnings used in the calculation of diluted earnings per share		
Earnings used in calculating basic earnings per share	333	250
Interest savings from conversion of Converting Preference Shares	11	11
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	1	1
Total earnings used in the calculation of diluted earnings per share	345	262
	Number of shares	
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	202,014,367	188,505,201
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	202,014,367	188,505,201
Potential ordinary shares		
Weighted average Converting Preference Shares	6,500,512	5,727,049
Weighted average options	3,063,783	8,643,225
Total weighted average number of ordinary shares used in the calculation of diluted earnings per share	211,578,662	202,875,475

Comparative figures have been adjusted to conform with revisions to AASB 1027 "Earnings per Share" which were first applicable in the current financial year.

Information concerning the classification of securities

Converting Preference Shares
These mandatorily convert to fully paid ordinary shares on 15 June 2004 and so are considered to be potential ordinary shares and have been included in the balance of diluted earnings per share.

Options
Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the balance of diluted earnings per share.

Included in the balance of weighted average options are 486,175 (2002: 1,924,107) options that were converted, lapsed or cancelled during the financial year. There are a further 14,240,580 (2002: 357,500) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the financial year ended 31 March 2003 and therefore, they are not considered to be dilutive.

9. IMPAIRED ASSETS

Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:

	Consolidated 2003 $M	Consolidated 2002 $M
Non-accrual loans without specific provisions for impairment	-	1
Impaired derivative financial instruments without specific provisions for impairment	-	15
Non-accrual loans with specific provisions for impairment	30	55
Less specific provisions	(14)	(22)
Total non-accrual loans with specific provisions for impairment	16	33
Impaired derivative financial instruments with specific provisions for impairment	1	1
Less specific provisions	(1)	(1)
Total impaired derivative financial instruments with specific provisions for impairment	-	-
Total net impaired assets	16	49
Revenue forgone on impaired assets		
Interest	1	3
Total revenue forgone on impaired assets	1	3

Revenue recognised in respect of impaired assets was less than $1 million for the financial years ended 31 March 2003 and 2002.

10. AVERAGE INTEREST-BEARING ASSETS AND LIABILITIES AND RELATED INTEREST

	Consolidated 2003			Consolidated 2002		
	Av. Balance $M	Interest inc./(exp.) $M	Av. rate %	Av. balance $M	Interest Inc./(exp.) $M	Av. rate %
ASSETS						
Interest bearing assets						
Cash and liquid assets	72	3	3.7	58	2	3.4
Securities purchased under resale Agreement	3,294	143	4.3	3,593	158	4.4
Trading assets	3,354	175	5.2	3,254	166	5.1
Other securities	1,776	56	3.2	1,556	59	3.8
Loan assets	10,037	637	6.3	8,598	570	6.6
Other financial assets	20	1	4.6	39	2	5.1
Total interest bearing assets	18,553	1,015		17,098	957	
Total non-interest bearing assets	14,034	-		12,466	-	
Total assets	32,587	1,015		29,564	957	
LIABILITIES						
Interest bearing liabilities						
Due to other financial institutions	1,112	(29)	2.6	972	(27)	2.8
Securities sold under repurchase agreements	1,704	(72)	4.2	1,697	(74)	4.4
Securities borrowed	892	(49)	5.5	1,029	(51)	5.0
Deposits	4,423	(170)	3.8	4,126	(170)	4.1
Notes payable	10,659	(407)	3.8	9,128	(386)	4.2
Other financial liabilities	495	(19)	3.8	489	(18)	3.7
Loan capital						
Subordinated debt	241	(13)	5.4	250	(14)	5.6
Converting Preference Shares	150	(11)	7.4	150	(11)	7.4
Total interest bearing liabilities	19,676	(770)		17,841	(751)	
Total non-interest bearing liabilities	10,338	-		9,632	-	
Total liabilities	30,014	(770)		27,473	(751)	
Net assets	2,573	245		2,091	206	
EQUITY						
Contributed equity						
Ordinary share capital	1,088			753		
Macquarie Income Securities	391			391		
Retained earnings	690			583		
Total equity attributable to equity holders of MBL	2,169			1,727		
Outside equity interests in controlled entities	404			364		
Total equity	2,573			2,091		

Average interest income and expense in relation to assets and liabilities set off in the Statement of Financial Position in accordance with applicable accounting standards are not included in the above analysis. Such interest and expense is shown gross in Note 2 – Profit from ordinary activities in accordance with the requirements of AASB 1018 "Statement of Financial Performance".

MACQUARIE BANK LIMITED
and its controlled entities
FIVE YEAR SUMMARY

Financial year ended 31 March	1999	2000	2001	2002	2003
Financial performance ($ million)					
Total income from ordinary activities	815	1,187	1,472	1,600	**1,890**
Total expenses from ordinary activities	597	885	1,147	1,245	**1,430**
Profit from ordinary activities before income tax	218	302	325	355	**460**
Income tax expense	53	79	53	76	**96**
Profit from ordinary activities	165	223	272	279	**364**
Outside equity interest	-	-	(1)	-	**3**
Macquarie Income Securities distributions	-	12	31	29	**28**
Profit from ordinary activities after income tax attributable to ordinary equity holders	165	211	242	250	**333**
Financial position ($ million)					
Total assets	9,456	23,389	27,848	30,234	**32,517**
Total liabilities	8,805	22,154	26,510	27,817	**29,932**
Net assets	651	1,235	1,338	2,417	**2,585**
Risk weighted assets	4,987	8,511	9,860	10,651	**10,053**
Total loan assets	4,002	6,518	7,785	9,209	**9,894**
Impaired assets (net of provisions)	44	23	31	49	**16**
Share information					
Cash dividends per share (cents per share)					
Interim	30	34	41	41	**41**
Final	38	52	52	52	**52**
Special	-	-	-	-	**50**
Total	68	86	93	93	**143**
Basic earnings per share (cents per share)	101.3	124.33	138.88	132.83	**164.84**
Share price at 31 March ($)	19.10	26.40	27.63	33.26	**24.70**
Ordinary share capital (million shares) (a)	161.1	171.2	175.9	198.5	**204.5**
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	3,077	4,520	4,860	6,602	**5,051**
Ratios					
Return on average ordinary shareholders' funds	26.8%	28.1%	27.1%	18.7%	**18.7%**
Payout ratio (excluding special dividend)	67.2%	70.0%	67.5%	73.6%	**56.8%**
Tier 1 ratio	13.0%	14.5%	12.9%	17.8%	**19.1%**
Capital adequacy ratio	17.3%	18.4%	16.0%	19.4%	**21.5%**
Impaired assets as % of loan assets	1.1%	0.3%	0.4%	0.5%	**0.2%**
Net loan losses as % of loan assets	0.1%	0.1%	0.1%	0.2%	**0.0%**
Funds under management ($billion)					
Listed	3.0	4.2	6.9	11.8	**18.0**
Unlisted					
Retail	9.8	9.6	10.6	11.7	**12.4**
Wholesale	10.0	12.5	13.4	17.8	**21.9**
Total	22.8	26.3	30.9	41.3	**52.3**
Staff numbers (b)	3,119	4,070	4,467	4,726	**4,802**

(a) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.

(b) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees)

13/05/03

Rules 4.1, 4.3

Appendix 4B

preliminary final report

Introduced 30/6/2002.

Name of entity

Macquarie Bank Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
46 008 583 542		√	31 March 2003

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A M
Income from ordinary activities	up	18%	to	1,890
Profit from ordinary activities after tax attributable to ordinary equity holders *(item 1.22)*	up	33%	to	333
Profit from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			Nil
Net profit for the period attributable to ordinary equity holders *(item 1.11)*	up	33%	to	333

Ordinary share dividends	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	52¢	52¢
Special dividend	50¢	50¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	52¢	36.4¢

+Record date for determining entitlements to the above dividends, (in the case of a trust, distribution) *(see item 15.2)*: 23 May 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

In addition to the final ordinary dividend of 52 cents per share, the Board has declared a special dividend on ordinary shares of 50 cents per share to be paid in conjunction with the final dividend.

Following annual promotions and compensation reviews the Board has approved the issue of invitations for approximately eight million employee options on the same basis as in previous years. These options are expected to be granted in either July or August 2003.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A M	Previous corresponding period - $A M
1.1	Income from ordinary activities before borrowing costs *(see items 1.23 -1.25)*	2,717	2,384
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,430)	(1,245)
1.3	Borrowing costs	(827)	(790)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	6
1.5	**Profit (loss) from ordinary activities before tax**	**460**	**355**
1.6	Income tax on ordinary activities *(refer attachment A)*	(96)	(76)
1.7	**Profit (loss) from ordinary activities after tax**	**364**	**279**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**364**	**279**
1.10	Net (loss) attributable to outside +equity interests	**(3)**	-
	Distributions on Macquarie Income Securities	**(28)**	**(29)**
1.11	**Net profit (loss) for the period attributable to ordinary equity holders**	**333**	**250**
Changes in equity not resulting from transactions with owners as owners			
1.12	Increase in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**333**	**250**

Earnings per security (EPS)		Current period	Previous corresponding period
		Amount per share	
1.18	Basic EPS	164.84	132.83
1.19	Diluted EPS	163.06	129.14

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A M	Previous corresponding period - $A M
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	364	279
1.21	(Less) outside +equity interests	(3)	-
	Distributions on Macquarie Income Securities	(28)	(29)
1.22	**Profit (loss) from ordinary activities after tax attributable to ordinary equity holders**	**333**	**250**

Revenue and expenses from ordinary activities
(see note 15)

		Current period - $A M	Previous corresponding period - $A M
1.23	Details of income:		
1.24	Interest income	1,074	1,009
	Net fee and commission income	1,116	1,003
	Trading income	402	361
1.25	Other income (before net profits from associates and joint venture entities)	194	46
	Other expenses	(69)	(35)
	Total income from ordinary activities (before borrowing costs and profits from associates)	2,717	2,384
	Borrowing costs	(827)	(790)
	Profits from associates	-	6
	Total income from ordinary activities	**1,890**	**1,600**
1.26	Details of expenses:		
	Employment expenses	(970)	(859)
	Occupancy expenses	(92)	(84)
	Non-salary technology expenses	(84)	(79)
	Professional fees, travel and communication expenses	(123)	(117)
	Other operating expenses	(161)	(106)
	Total expenses from ordinary activities	**(1,430)**	**(1,245)**
	Separate disclosures (included in the above):		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(50)	(46)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	Nil	Nil
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	Nil	Nil

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - $A M	Previous corresponding period - $A M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	617	551
1.31	Net profit (loss) attributable to members (*item 1.11*)	361	279
	Distributions paid or provided on Macquarie Income Securities	(28)	(29)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(291)	(184)
1.35	**Retained profits (accumulated losses) at end of financial period**	**659**	**617**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A M (a)	Related tax $A M (b)	Related outside +equity interests $A M (c)	Amount (after tax) attributable to members $A M(d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**	Nil	Nil	Nil	Nil
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	**Nil**	**Nil**	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Comparison of half year profits
(Preliminary final report only)

		Current year - $A M	Previous year - $A M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	183	130
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	150	120

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A M	As shown in last annual report $A M	As in last half yearly report $A M
	Cash and liquid assets	311	283	360
	Securities purchased under resale agreements	5,155	4,313	2,895
	Trading assets	4,780	4,864	5,513
	Other securities	2,181	1,937	2,288
	Loan assets	9,894	9,209	11,095
	Other financial market assets	5,309	4,630	5,550
	Other financial assets	1,828	1,927	1,795
	Life insurance investment assets	2,516	2,588	2,473
	Equity investments	130	102	115
	Investments in associated and incorporated joint ventures	142	90	109
	Fixed assets	125	135	133
	Tax assets	146	156	213
4.19	**Total assets**	**32,517**	**30,234**	**32,539**
	Liabilities			
	Due to other financial institutions	517	565	627
	Securities sold under repurchase agreements	2,221	928	2,409
	Securities borrowed	2,381	2,359	1,092
	Deposits	3,966	4,520	4,466
	Notes payable	10,069	9,434	11,412
	Other financial market liabilities	4,718	3,811	4,711
	Provision for income tax	18	17	42
	Other financial liabilities	2,665	2,923	2,017
	Life insurance policy liabilities	2,456	2,539	2,429
	Provision for dividend and distributions	213	109	89
	Provision for deferred income tax	30	100	119
	Other provisions	122	120	132
	Loan capital			
	Subordinated debt	406	242	242
	Converting Preference Shares	150	150	150
4.25	**Total liabilities**	**29,932**	**27,817**	**29,937**
4.33	**Net assets**	**2,585**	**2,417**	**2,602**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

		At end of current period $A M	As shown in last annual report $A M	As in last half yearly report $A M
	Equity			
	Contributed equity			
	Ordinary share capital	1,137	1,012	1,096
	Macquarie Income Securities	391	391	391
	Retained earnings	659	617	717
4.37	**Equity attributable to equity holders of the parent entity**	**2,187**	**2,020**	**2,204**
4.38	Outside +equity interests in controlled entities	398	397	398
4.39	**Total equity**	**2,585**	**2,417**	**2,602**
4.40	Preference capital included as part of 4.37 (Macquarie Income Securities)	391	391	391

Notes to the condensed consolidated statement of financial position
Exploration and evaluation expenditure capitalised
(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A M	Previous corresponding period - $A M
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to development properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**Nil**	**Nil**

Development properties
(To be completed only by entities with mining interests if amounts are material)

6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A M	Previous corresponding period - $A M
	Cash flows related to operating activities		
	Interest received	1,083	980
	Interest and other costs of finance (paid)	(856)	(821)
	Dividends and distributiond received	90	144
	Fees and other non-interest income received	1,294	1,149
	Fees and commissions (paid)	(257)	(156)
	Net receiptsfrom dealing in financial instruments	1,113	627
	(Payments) to suppliers	(441)	(709)
	Employment expenses (paid)	(866)	(816)
	Income taxes (paid)	(197)	(165)
	Life insurance investment income	105	84
	Life insurance premiums received	1,710	1,854
	Life insurance (policy payments)	(1,750)	(1,946)
	Broadcast Australia – net receipts from operations	17	-
7.9	**Net operating cash flows**	**1,045**	**225**
	Cash flows related to investing activities		
	Loan assets (granted)	(4,674)	(3,698)
	Proceeds from securitisation of loan assets	4,407	2,258
	Recovery of loans previously written-off	1	-
	(Payments) for other securities	(737)	(1,788)
	Proceeds from the realisation of other securities	298	121
	(Payments) for equity investments	(109)	(78)
	Proceeds from the sale of equity investments	13	27
	(Payments) for fixed assets	(40)	(75)
	Proceeds from the sale of fixed assets	2	2
	(Payments) for life insurance investments	(5,881)	(7,803)
	Proceeds from the sale of life insurance investments	5,847	7,841
	Broadcast Australia – payment for acquisition, net of cash acquired	(296)	-
	Broadcast Australia – cash deconsolidated	(17)	-
7.17	**Net investing cash flows**	**(1,186)**	**(3,193)**

		Current period $A M	Previous corresponding period - $A M
	Cash flows related to financing activities		
	Net (decrease)/increase in money markets and other deposit accounts	(32)	2,231
	Proceeds from the issue of ordinary share capital	47	623
	Transaction costs for the issue of ordinary share capital	-	(3)
	Proceeds from outside equity interest	1	394
	(Repayment) of subordinated debt	(50)	-
	Issue of subordinated debt	225	
	Dividends and distributions (paid)	(141)	(213)
	Broadcast Australia – net proceeds from borrowings	137	-
7.23	**Net financing cash flows**	**187**	**3,032**
7.24	Net increase (decrease) in cash held	46	64
7.25	Cash at beginning of period *(see Reconciliation of cash)*	243	179
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**289**	**243**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Nil

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A M	Previous corresponding period - $A M
8.1	Cash on hand and at bank	**311**	283
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)		
	- Due to clearing houses	(3)	(31)
	- Due to clearing bank	(19)	(9)
8.5	**Total cash at end of period** *(item 7.27)*	**289**	243

+ See chapter 19 for defined terms.

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / income** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of income from ordinary activities before borrowing costs (*item 1.1*)	16.9%	14.9%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to ordinary equity holders (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	18.5%	15.3%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding period
Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	164.84¢	132.83¢
(b) Diluted EPS (if materially different from (a))	163.06¢	129.14¢
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	202,014,367	188,505,201

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$8.23	$7.94

Discontinuing operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	ntl Belgium sprl and controlled entities (subsequently renamed Broadcast Australia Group)
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$35 million (including gain on deconsolidation)
13.3	Date from which such profit has been calculated	2 April to 12 August 2002
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Broadcast Australia Group
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$35 million (including gain on deconsolidation)
14.3	Date to which the profit (loss) in item 14.2 has been calculated	2 April to 12 August 2002
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Ordinary final and special: 2 July 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (i.e., on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Ordinary final and special: 23 May 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

+ See chapter 19 for defined terms.

Amount per ordinary security

		Amount per security	Franked amount per security at 30 % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	52¢	52¢	Nil
	Special dividend	50¢	50¢	Nil
15.5	Previous year	52¢	36.4 ¢	Nil
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	41¢	34.85¢	4.51¢
15.7	Previous year	41¢	28.7¢	Nil¢

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	143¢	93¢
15.9	Preference +securities		
	Converting Preference Shares	$7.36	$7.42
	Macquarie Income Securities	$7.25	$7.25

Half yearly report - interim dividend (distribution) on all securities *or*
Preliminary final report - final dividend (distribution) on all securities

		Current period $A M	Previous corresponding period - $A M
15.10	+Ordinary securities *(each class separately)*		
	- Final	106	103
	- Special	102	-
15.11	Preference +securities	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**208**	**103**

The +dividend or distribution plans shown below are in operation.

A Dividend Reinvestment Plan ("DRP") is in operation for ordinary shareholders in Australia and New Zealand. The DRP is optional and provides the opportunity for such shareholders to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to the prevailing market price. An ordinary shareholder may elect to participate in or terminate their involvement in the DRP at any time. The DRP will operate for both the final ordinary dividend and the special ordinary dividend to be paid on 2 July 2003.

The last date(s) for receipt of election notices for the +dividend or distribution plans	22 May 2003

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

The Bank has declared a dividend on its Converting Preference Shares ("CPS"). In accordance with the terms of issue, a dividend of 7.38% p.a. for the 182 days from 16 December 2002 to 15 June 2003 will be paid on 16 June 2003 (i.e.$3.6799 per share). The dividend will be 100% franked at a 30% tax rate.

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A M	Previous corresponding period - $A M
16.1 Profit (loss) from ordinary activities before tax	-	6
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	6
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	6
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	6

Material interests in entities which are not controlled entities
The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A M	Previous corresponding period - $A M

No individually material investments

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14)(cents)	Amount paid up per security (see note 14) (cents)
18.1	**Equity +securities** *(Macquarie Income Securities*)*	4,000,000	4,000,000	100	$100
18.2	Changes during current period	Nil	Nil		
18.3	**+Ordinary securities**	204,498,144	204,498,144	N/A	N/A
18.4	Changes during current period				
	DRP: 2/7/02	1,679,485	1,679,485	$29.60	$29.60
	DRP: 20/12/02	1,233,101	1,233,101	$22.86	$22.86
	Exercise of options	3,036,064	3,036,064	Various	Various
	Employee Share Plan: 17/1/03	49,666	49,666	$26.22	$26.22
18.5	**+Convertible debt securities** (Converting Preference Shares**)	1,500,000	1,500,000	$100	$100
18.6	Changes during current period				
18.7	**Options**	Refer attachment B			
18.11	**Debentures** *(totals only)*				
18.12	*Qanmacs*	Nil	Nil		
	Changes during current period				
	(a) Decreases through securities matured, converted	40,000,000	40,000,000		

* The Macquarie Income Securities are classified as equity in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments". Interest is paid quarterly at a floating rate of BBSW plus 1.7% p.a. From the date of issue until 15 January 2003 there was a guaranteed minimum interest rate of 7.25% p. a. Payment of interest to holders is subject to certain conditions, including the profitability of the Bank. They are a perpetual instrument with no conversion rights. They were listed for trading on the Australian Stock Exchange on 19 October 1999.

** The Converting Preference Shares are classified as debt in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments". Non-cumulative dividends are paid six monthly at a fixed rate of 7.38% p.a. They convert to ordinary shares of the Bank, at a predetermined rate, on 15 June 2004 although if certain Trigger Events occur, including the non-payment of a dividend or in the event of the Bank being placed into liquidation or wound up, conversion may occur earlier. The Bank also has the option to convert them to ordinary shares anytime after 15 June 2003.

+ See chapter 19 for defined terms.

Segment reporting
(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)
Refer attachment C

Comments by Directors
(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)
N/A

Basis of financial report preparation

19.1 [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to Media Release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None have occurred.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

$40 million (2002: $15 million)

With effect from 1 July 2002, Australian tax law requires companies to maintain franking accounts on a tax paid basis. The disclosure above, including the prior year comparatives, therefore reflects the new tax paid basis of measuring franking credits.

The franked portion of dividends proposed as at 31 March 2003 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year. The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year;
(b) franking credits that may be prevented from being distributed in subsequent financial years;
(c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year; and
(d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

The extent of franking of future dividends is uncertain and is dependant on the Bank's future Australian taxable income.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

No material changes from prior year.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Grand Ballroom The Westin Sydney No. 1 Martin Place, Sydney, 2000
Date	Thursday, 31 July 2003
Time	10.30am
Approximate date the +annual report will be available	27 June 2003

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

Identify other standards used | None

2 This report, and the +accounts upon which the report is based, use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on +accounts to which one of the following applies.
(Tick one)

√	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The independent audit report on the consolidated financial statements for the year ended 31 March 2003 is unqualified

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidatedstatement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the

+ See chapter 19 for defined terms.

presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (i.e., all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A M headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A M headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

MACQUARIE BANK LIMITED
and its controlled entities

	Consolidated 2003 $M	Consolidated 2002 $M
INCOME TAX (EXPENSE)		
Prima facie income tax (expense) on profit from ordinary activities*	(138)	(114)
Add back/(deduct) tax effect of permanent differences:		
Recoupment of unbooked tax losses	18	12
Rate differential on offshore income	13	11
Distribution paid/provided on Macquarie Income Securities	8	9
Net effect of different tax treatments for life insurance business	3	4
Rebateable dividend income	2	2
Dividend paid/provided on Converting Preference Shares	(4)	(4)
Effect of change in tax rates	-	(2)
Other items	2	6
Total income tax (expense)	(96)	(76)

* Prima facie income tax on profit from ordinary activities is calculated at the rate of 30% (2002: 34%) on profit from 1 April to 30 September 2002 and at a rate of 30% (2002: 30%) on profits from 1 October 2002 to 31 March 2003. The economic entity has a tax year ending on 30 September.

Macquarie Bank Limited
ABN 46 008 583 542
Full Year Ended 31 March 2003
Issued and Quoted Securities at end of current period - Options

	Latest Date for Exercise of Options	Exercise Price	Balance as at 31 March 2002	Options Issued during the Financial Year	Options Exercised during the Financial Year	Options Lapsed during the Financial Year	Balance as at 31 March 2003
MBLABE	18 July 2002	$11.17	800,934	0	(800,933)	(1)	0
MBLAAQ	11 August 2002	$11.17	61,371	0	(61,371)	0	0
MBLABF	23 October 2002	$13.17	20,000	0	(20,000)	0	0
MBLAAU	10 March 2003	$11.39	6,668	0	(6,668)	0	0
MBLAAV	11 March 2003	$13.20	6,668	0	(6,668)	0	0
MBLAAT	30 March 2003	$11.53	20,000	0	(20,000)	0	0
MBLABS	8 April 2003	$11.95	16,668	0	(16,668)	0	0
MBLABR	30 April 2003	$13.15	10,000	0	(10,000)	0	0
MBLABV	8 May 2003	$13.48	6,668	0	(6,668)	0	0
MBLABW	9 May 2003	$14.35	6,668	0	(6,668)	0	0
MBLABY	14 May 2003	$13.82	6,680	0	(6,680)	0	0
MBLABZ	15 May 2003	$14.32	13,200	0	(13,200)	0	0
MBLACA	18 May 2003	$13.28	20,000	0	(20,000)	0	0
MBLACD	20 May 2003	$14.47	5,668	0	(5,668)	0	0
MBLACF	11 June 2003	$14.31	11,334	0	(11,334)	0	0
MBLACG	12 June 2003	$14.89	50,000	0	0	0	50,000
MBLACE	26 June 2003	$14.52	14,500	0	(14,500)	0	0
MBLACI	27 July 2003	$14.89	17,000	0	(17,000)	0	0
MBLACJ	21 August 2003	$14.47	38,334	0	(10,000)	0	28,334
MBLACK	28 August 2003	$14.29	1,676,523	0	(657,421)	0	1,019,102
MBLAAW	16 September 2003	$14.83	14,168	0	(14,168)	0	0
MBLAAX	18 September 2003	$14.59	5,668	0	0	0	5,668
MBLAAY	22 September 2003	$14.67	13,300	0	(13,300)	0	0
MBLAAZ	23 September 2003	$13.11	5,668	0	(5,668)	0	0
MBLABB	25 September 2003	$14.62	11,336	0	0	0	11,336
MBLACQ	6 November 2003	$14.48	5,667	0	0	0	5,667
MBLACU	11 November 2003	$13.50	11,334	0	0	0	11,334
MBLACO	24 November 2003	$14.54	11,334	0	0	0	11,334
MBLACW	25 November 2003	$13.03	5,668	0	(5,668)	0	0
MBLACP	26 November 2003	$13.40	36,834	0	0	0	36,834
MBLACM	2 December 2003	$12.25	17,000	0	0	0	17,000
MBLACN	4 December 2003	$14.65	17,000	0	0	0	17,000
MBLACR	6 December 2003	$12.73	17,000	0	(11,333)	0	5,667
MBLACS	7 December 2003	$15.23	14,167	0	0	0	14,167
MBLACX	12 February 2004	$15.06	11,334	0	0	0	11,334
MBLACY	15 February 2004	$13.32	28,334	0	0	0	28,334
MBLADD	22 February 2004	$14.55	28,334	0	(14,166)	(14,168)	0
MBLADE	23 February 2004	$14.18	28,334	0	(11,333)	0	17,001
MBLADG	25 February 2004	$15.60	17,000	0	0	0	17,000
MBLADI	31 March 2004	$18.89	127,500	0	(15,000)	0	112,500
MBLADJ	23 April 2004	$14.46	11,334	0	(5,666)	0	5,668
MBLADK	27 April 2004	$14.36	131,668	0	(5,666)	0	126,002
MBLADL	28 April 2004	$17.07	17,000	0	(5,500)	0	11,500
MBLADM	29 April 2004	$17.17	11,334	0	(11,334)	0	0
MBLADN	30 April 2004	$17.29	10,000	0	0	0	10,000
MBLADP	11 May 2004	$16.82	11,334	0	0	0	11,334
MBLADU	4 June 2004	$17.33	20,000	0	0	0	20,000
MBLADV	8 June 2004	$14.52	17,000	0	(11,332)	0	5,668
MBLADS	25 June 2004	$17.11	11,334	0	(5,666)	0	5,668
MBLADT	28 June 2004	$14.48	28,334	0	(14,166)	0	14,168
MBLADW	13 August 2004	$18.51	5,304,881	0	(840,559)	(70,076)	4,394,246
MBLADX	16 August 2004	$19.07	10,000	0	(5,000)	0	5,000
MBLADY	17 August 2004	$18.44	53,334	0	0	0	53,334
MBLADZ	18 August 2004	$14.36	17,000	0	0	0	17,000
MBLAEA	19 August 2004	$19.00	25,000	0	0	0	25,000
MBLAEC	23 August 2004	$18.08	10,000	0	0	0	10,000
MBLAED	24 August 2004	$19.07	25,000	0	0	(25,000)	0
MBLAEE	25 August 2004	$19.09	10,000	0	0	0	10,000
MBLAEF	26 August 2004	$17.92	10,000	0	0	0	10,000
MBLAEH	30 August 2004	$17.82	25,000	0	0	0	25,000
MBLAEG	31 August 2004	$18.51	613,124	0	(157,086)	(31,672)	424,366
MBLAEJ	6 September 2004	$18.14	10,000	0	0	0	10,000
MBLAEK	7 September 2004	$18.08	50,000	0	0	0	50,000
MBLAEL	24 September 2004	$18.51	22,750	0	(6,375)	0	16,375
MBLAEM	27 September 2004	$18.51	37,500	0	0	0	37,500
MBLAEN	11 October 2004	$18.51	5,000	0	0	0	5,000
MBLAEO	9 November 2004	$18.86	5,000	0	0	0	5,000
MBLAEP	10 November 2004	$20.28	5,000	0	(3,171)	(1,829)	0
MBLAEQ	12 November 2004	$19.07	10,000	0	(10,000)	0	0
MBLAER	15 November 2004	$17.93	37,500	0	0	(37,500)	0
MBLAET	25 November 2004	$18.51	30,000	0	(12,500)	0	17,500
MBLAEU	29 November 2004	$20.29	75,000	0	(12,500)	0	62,500
MBLAEW	1 December 2004	$18.51	3,334	0	0	0	3,334
MBLAEZ	7 December 2004	$20.01	5,000	0	(3,332)	0	1,668

MBLAFA	9 December 2004	$20.18	5,000	0	0	0	5,000
MBLAFB	10 December 2004	$19.52	10,000	0	0	0	10,000
MBLAFC	13 December 2004	$20.29	15,000	0	(10,416)	(4,584)	0
MBLAFD	20 January 2005	$20.18	33,334	0	0	0	33,334
MBLAFE	21 January 2005	$18.51	19,500	0	0	0	19,500
MBLAFF	24 January 2005	$19.97	17,500	0	0	0	17,500
MBLAFG	25 January 2005	$20.05	5,000	0	0	0	5,000
MBLAF[illegible]	28 January 2005	$23.22	21,775	0	0	0	21,775
MBLAFK	10 February 2005	$20.05	100,000	0	0	0	100,000
MBLAFN	6 March 2005	$18.51	22,500	0	0	0	22,500
MBLAFM	21 March 2005	$21.16	5,000	0	0	0	5,000
MBLAFO	22 March 2005	$24.14	5,000	0	0	0	5,000
MBLAFP	24 March 2005	$24.56	5,000	0	0	0	5,000
MBLAFQ	27 March 2005	$24.44	7,500	0	(2,500)	0	5,000
MBLAFR	28 March 2005	$23.76	32,500	0	0	0	32,500
MBLAFL	21 July 2005	$23.94	3,800,921	0	(107,880)	(195,520)	3,497,521
MBLAFS	1 August 2005	$20.14	3,334	0	0	0	3,334
MBLAFT	2 August 2005	$23.94	50,000	0	0	0	50,000
MBLAFV	3 August 2005	$18.51	15,000	0	(1,666)	0	13,334
MBLAFX	5 August 2005	$24.29	5,000	0	0	0	5,000
MBLAFZ	7 August 2005	$24.69	30,000	0	0	0	30,000
MBLAGC	8 August 2005	$23.94	12,083	0	0	0	12,083
MBLAGA	9 August 2005	$24.12	5,000	0	0	0	5,000
MBLAGB	10 August 2005	$25.71	5,000	0	0	0	5,000
MBLAFU	11 August 2005	$23.94	111,182	0	0	(8,082)	103,100
MBLAGD	12 August 2005	$25.49	5,000	0	0	(5,000)	0
MBLAGE	13 August 2005	$23.06	5,000	0	0	0	5,000
MBLAGF	14 August 2005	$24.16	12,500	0	0	0	12,500
MBLAGG	15 August 2005	$24.24	5,000	0	0	0	5,000
MBLAGH	17 August 2005	$23.63	5,000	0	0	0	5,000
MBLAGI	18 August 2005	$23.76	5,000	0	0	0	5,000
MBLAGJ	19 August 2005	$24.43	12,500	0	0	0	12,500
MBLAGK	20 August 2005	$24.04	5,000	0	0	0	5,000
MBLAGM	22 August 2005	$23.02	12,500	0	0	0	12,500
MBLAGN	24 August 2005	$24.56	17,500	0	0	0	17,500
MBLAGO	25 August 2005	$25.37	5,000	0	0	0	5,000
MBLAGP	26 August 2005	$25.65	5,000	0	0	0	5,000
MBLAGS	30 August 2005	$23.94	120,764	0	(1,666)	0	119,098
MBLAGV	28 September 2005	$25.59	5,000	0	0	0	5,000
MBLAGU	29 September 2005	$25.85	5,000	0	0	0	5,000
MBAHA	11 October 2005	$20.18	3,334	0	0	0	3,334
MBLAHB	12 October 2005	$25.01	5,000	0	0	(5,000)	0
MBLAHC	13 October 2005	$24.36	12,500	0	0	0	12,500
MBLAGW	14 October 2005	$25.59	10,000	0	0	0	10,000
MBLAGX	15 October 2005	$26.12	12,500	0	0	0	12,500
MBLAHI	11 December 2005	$27.56	5,000	0	0	0	5,000
MBLAHH	12 December 2005	$26.57	17,500	0	0	0	17,500
MBLAHK	13 December 2005	$24.80	32,500	0	0	(32,500)	0
MBLAHD	22 December 2005	$24.24	5,000	0	0	0	5,000
MBLAHE	27 December 2005	$26.45	5,000	0	0	0	5,000
MBLAHF	28 December 2005	$27.63	5,000	0	0	0	5,000
MBLAHG	29 December 2005	$26.32	12,500	0	0	0	12,500
MBLAHN	02 January 2006	$27.28	32,500	0	0	0	32,500
MBLAHO	03 January 2006	$27.86	5,000	0	0	0	5,000
MBLAHS	05 January 2006	$27.71	5,000	0	0	0	5,000
MBLAHT	08 January 2006	$26.95	5,000	0	0	0	5,000
MBLAHQ	09 January 2006	$27.97	20,000	0	0	0	20,000
MBLAHV	11 January 2006	$27.15	12,500	0	0	(7,293)	5,207
MBLAHP	12 January 2006	$27.93	5,000	0	0	0	5,000
MBLAHU	15 January 2006	$27.81	5,000	0	0	(5,000)	0
MBLAHW	16 January 2006	$27.46	12,500	0	0	0	12,500
MBLAHX	17 January 2006	$27.71	5,000	0	0	0	5,000
MBLAHY	18 January 2006	$27.71	12,500	0	0	0	12,500
MBLAIA	19 January 2006	$28.29	12,500	0	0	0	12,500
MBLAHZ	23 January 2006	$28.51	12,500	0	0	(8,334)	4,166
MBLAHM	30 January 2006	$27.83	5,000	0	0	0	5,000
MBLAHL	31 January 2006	$27.71	5,000	0	0	0	5,000
MBL0001	01 February 2006	$27.98	100,000	0	0	0	100,000
MBL0002	02 February 2006	$27.71	22,500	0	0	(12,500)	10,000
MBL0003	26 February 2006	$18.51	12,500	0	0	0	12,500
MBL0004	27 February 2006	$28.39	5,000	0	0	0	5,000
MBL0005	28 February 2006	$28.15	5,000	0	0	(5,000)	0
MBL0006	13 March 2006	$27.13	5,000	0	0	(5,000)	0
MBL0007	20 March 2006	$28.19	5,000	0	0	0	5,000
MBL0009	29 March 2006	$27.66	5,000	0	0	(5,000)	0
MBL0010	02 April 2006	$28.00	5,000	0	0	0	5,000
MBL0011	11 April 2006	$27.28	5,000	0	0	(5,000)	0
MBL0012	17 April 2006	$27.04	12,500	0	0	0	12,500
MBL0013	18 April 2006	$28.57	5,000	0	0	(5,000)	0
MBL0014	19 April 2006	$28.55	5,000	0	0	0	5,000
MBL0015	20 April 2006	$28.05	12,500	0	0	0	12,500
MBL0016	23 April 2006	$28.50	5,000	0	0	0	5,000
MBL0017	24 April 2006	$26.85	5,000	0	0	0	5,000
MBL0018	28 May 2006	$27.60	5,000	0	0	0	5,000
MBL0019	29 May 2006	$27.77	5,000	0	0	0	5,000

Attachment B

MBL0020	06 June 2006	$27.53	5,000	0	0	0	5,000
MBL0021	15 June 2006	$27.58	5,000	0	0	0	5,000
MBL0023	24 July 2006	$28.19	5,000	0	0	0	5,000
MBL0024	26 July 2006	$28.22	5,000	0	0	(5,000)	0
MBL0025	27 July 2006	$29.72	5,000	0	0	0	5,000
MBL0026	30 July 2006	$29.56	5,000	0	0	(5,000)	0
MBL0027	31 July 2006	$28.15	5,000	0	0	0	5,000
MBL0028	01 August 2006	$28.46	5,000	0	0	0	5,000
MBL0029	02 August 2006	$34.71	4,681,069	0	0	(214,393)	4,466,676
MBL0030	03 August 2006	$30.25	5,000	0	0	0	5,000
MBL0031	07 August 2006	$28.21	5,000	0	0	0	5,000
MBL0032	08 August 2006	$27.78	12,500	0	0	(12,500)	0
MBL0033	09 August 2006	$29.50	10,000	0	0	0	10,000
MBL0034	10 August 2006	$31.00	12,500	0	0	(12,500)	0
MBL0035	13 August 2006	$29.35	5,000	0	0	0	5,000
MBL0036	27 August 2006	$35.99	5,000	0	0	0	5,000
MBL0037	28 August 2006	$34.71	5,000	0	0	0	5,000
MBL0038	29 August 2006	$35.41	5,000	0	0	0	5,000
MBL0039	30 August 2006	$27.57	12,500	0	0	0	12,500
MBL0040	31 August 2006	$34.71	812,220	0	0	(72,414)	739,806
MBL0041	03 September 2006	$34.82	5,000	0	0	0	5,000
MBL0042	04 September 2006	$27.60	5,000	0	0	0	5,000
MBL0043	06 September 2006	$33.95	5,000	0	0	0	5,000
MBL0044	05 September 2006	$31.48	25,000	0	0	0	25,000
MBL0046	20 September 2006	$28.19	20,000	0	0	0	20,000
MBL0047	21 September 2006	$32.20	12,500	0	0	0	12,500
MBL0048	24 September 2006	$36.68	12,500	0	0	0	12,500
MBL0049	25 September 2006	$36.48	12,500	0	0	0	12,500
MBL0050	26 September 2006	$35.95	12,500	0	0	0	12,500
MBL0051	27 September 2006	$33.01	10,000	0	0	0	10,000
MBL0052	28 September 2006	$34.71	303,936	0	0	(52,736)	251,200
MBL0053	01 October 2006	$35.93	5,000	0	0	0	5,000
MBL0054	02 October 2006	$37.10	5,000	0	0	(5,000)	0
MBL0055	03 October 2006	$36.47	12,500	0	0	(8,732)	3,768
MBL0056	08 October 2006	$29.72	5,000	0	0	0	5,000
MBL0057	09 October 2006	$37.52	5,000	0	0	0	5,000
MBL0058	12 October 2006	$36.68	5,000	0	0	0	5,000
MBL0059	15 October 2006	$28.39	5,000	0	0	0	5,000
MBL0060	16 October 2006	$35.59	5,000	0	0	(5,000)	0
MBL0061	29 October 2006	$37.75	12,500	0	0	0	12,500
MBL0062	30 October 2006	$37.05	12,500	0	0	0	12,500
MBL0063	31 October 2006	$37.26	5,000	0	0	0	5,000
MBL0064	07 November 2006	$37.94	5,000	0	0	0	5,000
MBL0066	13 November 2006	$36.85	5,000	0	0	0	5,000
MBL0067	14 November 2006	$36.86	5,000	0	0	0	5,000
MBL0068	15 November 2006	$36.70	12,500	0	0	(12,500)	0
MBL0069	16 November 2006	$35.71	5,000	0	0	0	5,000
MBL0070	22 November 2006	$37.58	32,500	0	0	0	32,500
MBL0071	26 November 2006	$36.84	12,500	0	0	0	12,500
MBL0072	03 December 2006	$36.05	5,000	0	0	0	5,000
MBL0073	05 December 2006	$35.71	5,000	0	0	0	5,000
MBL0074	10 December 2006	$36.36	12,500	0	0	0	12,500
MBL0075	20 December 2006	$37.55	5,000	0	0	0	5,000
MBL0076	25 January 2007	$37.67	12,500	0	0	0	12,500
MBL0077	04 February 2007	$37.47	5,000	0	0	0	5,000
MBL0078	12 March 2007	$36.08	5,000	0	0	0	5,000
MBL0079	13 March 2007	$36.54	17,500	0	0	0	17,500
MBL0080	14 March 2007	$38.34	10,000	0	0	0	10,000
MBL0081	15 March 2007	$35.24	5,000	0	0	0	5,000
MBL0082	18 March 2007	$37.52	5,000	0	0	0	5,000
MBL0083	19 March 2007	$36.85	5,000	0	0	0	5,000
MBL0084	20 March 2007	$35.15	5,000	0	0	0	5,000
MBL0085	21 March 2007	$36.39	5,000	0	0	0	5,000
MBL0086	22 March 2007	$36.85	5,000	0	0	0	5,000
MBL0087	25 March 2007	$36.67	5,000	0	0	0	5,000
MBL0088	26 March 2007	$36.68	5,000	0	0	0	5,000
MBL0089	27 March 2007	$36.55	32,500	0	0	0	32,500
MBL0090	28 March 2007	$36.73	5,000	0	0	(5,000)	0
MBL0091	29 March 2007	$35.90	5,000	0	0	(5,000)	0
MBL0092	01 April 2007	$36.34	0	12,500	0	0	12,500
MBL0093	02 April 2007	$37.52	0	5,000	0	0	5,000
MBL0094	03 April 2007	$34.82	0	12,500	0	0	12,500
MBL0095	04 April 2007	$35.99	0	12,500	0	0	12,500
MBL0096	05 April 2007	$35.22	0	5,000	0	0	5,000
MBL0097	08 April 2007	$35.59	0	5,000	0	0	5,000
MBL0098	09 April 2007	$37.35	0	5,000	0	0	5,000
MBL0099	10 April 2007	$36.67	0	5,000	0	0	5,000
MBL0100	17 April 2007	$36.48	0	5,000	0	(5,000)	0
MBL0101	18 April 2007	$36.95	0	5,000	0	0	5,000
MBL0102	23 May 2007	$33.16	0	5,000	0	0	5,000
MBL0103	24 May 2007	$35.31	0	5,000	0	0	5,000
MBL0104	27 May 2007	$32.93	0	12,500	0	0	12,500
MBL0105	28 May 2007	$32.76	0	5,000	0	0	5,000
MBL0106	29 May 2007	$33.12	0	5,000	0	0	5,000
MBL0107	04 July 2007	$33.54	0	45,000	0	0	45,000

MBL0108	05 July 2007	$33.45	0	5,000	0	0	5,000
MBL0109	08 July 2007	$33.05	0	12,500	0	0	12,500
MBL0110	09 July 2007	$33.37	0	12,500	0	0	12,500
MBL0111	10 July 2007	$36.00	0	5,000	0	0	5,000
MBL0112	11 July 2007	$35.21	0	5,000	0	(5,000)	0
MBL0113	12 July 2007	$33.20	0	12,500	0	0	12,500
MBL0114	15 July 2007	$33.19	0	5,000	0	0	5,000
MBL0115	19 July 2007	$33.19	0	5,000	0	0	5,000
MBL0116	22 July 2007	$33.06	0	12,500	0	0	12,500
MBL0117	23 July 2007	$32.47	0	5,000	0	0	5,000
MBL0118	01 August 2007	$30.51	0	5,500,205	0	(118,014)	5,382,191
MBL0119	23 August 2007	$33.45	0	5,000	0	0	5,000
MBL0120	26 August 2007	$31.54	0	17,500	0	0	17,500
MBL0121	27 August 2007	$32.77	0	5,000	0	0	5,000
MBL0122	28 August 2007	$33.06	0	5,000	0	0	5,000
MBL0123	29 August 2007	$33.10	0	12,500	0	0	12,500
MBL0124	30 August 2007	$30.51	0	960,450	0	(13,941)	946,509
MBL0125	02 September 2007	$31.49	0	5,000	0	0	5,000
MBL0126	03 September 2007	$32.90	0	12,500	0	0	12,500
MBL0127	04 September 2007	$33.28	0	5,000	0	(5,000)	0
MBL0128	05 September 2007	$31.28	0	5,000	0	0	5,000
MBL0129	06 September 2007	$30.51	0	20,000	0	0	20,000
MBL0130	10 October 2007	$30.51	0	5,000	0	0	5,000
MBL0131	11 October 2007	$30.51	0	237,000	0	(8,674)	228,326
MBL0132	14 October 2007	$33.20	0	5,000	0	0	5,000
MBL0133	15 October 2007	$26.45	0	20,000	0	0	20,000
MBL0134	16 October 2007	$37.43	0	5,000	0	0	5,000
MBL0135	21 October 2007	$31.28	0	5,000	0	0	5,000
MBL0136	24 October 2007	$25.04	0	5,000	0	0	5,000
MBL0137	25 October 2007	$24.60	0	5,000	0	0	5,000
MBL0138	28 October 2007	$24.48	0	5,000	0	0	5,000
MBL0139	05 November 2007	$24.57	0	5,000	0	0	5,000
MBL0140	20 November 2007	$30.51	0	22,200	0	(4,900)	17,300
MBL0141	29 November 2007	$33.20	0	5,000	0	0	5,000
MBL0142	24 December 2007	$30.51	0	318,500	0	(7,500)	311,000
MBL0143	27 December 2007	$27.18	0	12,500	0	0	12,500
MBL0144	30 December 2007	$31.54	0	25,000	0	0	25,000
MBL0145	31 December 2007	$23.25	0	5,000	0	(5,000)	0
MBL0146	02 January 2008	$26.45	0	5,000	0	0	5,000
MBL0147	03 January 2008	$31.56	0	12,500	0	0	12,500
MBL0148	28 January 2008	$22.22	0	12,500	0	0	12,500
MBL0149	03 February 2008	$21.66	0	12,500	0	0	12,500
MBL0150	04 February 2008	$30.22	0	5,000	0	0	5,000
MBL0151	24 January 2008	$23.48	0	5,000	0	0	5,000
MBL0152	06 February 2008	$22.42	0	5,000	0	0	5,000
MBL0153	10 February 2008	$20.44	0	5,000	0	0	5,000
MBL0154	11 February 2008	$21.06	0	5,000	0	0	5,000
MBL0155	12 February 2008	$23.03	0	5,000	0	0	5,000
MBL0156	13 February 2008	$20.50	0	5,000	0	0	5,000
MBL0157	14 February 2008	$20.96	0	5,000	0	0	5,000
MBL0158	19 February 2008	$22.76	0	5,000	0	0	5,000
MBL0159	03 March 2008	$25.93	0	5,000	0	0	5,000
MBL0160	04 March 2008	$21.54	0	5,000	0	0	5,000
MBL0161	05 March 2008	$23.82	0	5,000	0	0	5,000
MBL0162	06 March 2008	$22.22	0	3,000	0	0	3,000
MBL0163	07 March 2008	$25.23	0	5,000	0	0	5,000
MBL0164	10 March 2008	$23.55	0	12,500	0	0	12,500
MBL0165	12 March 2008	$23.82	0	5,000	0	0	5,000
MBL0166	13 March 2008	$21.23	0	5,000	0	0	5,000
MBL0167	14 March 2008	$25.82	0	32,500	0	0	32,500
MBL0168	17 March 2008	$20.57	0	12,500	0	0	12,500
MBL0169	24 March 2008	$25.23	0	12,500	0	0	12,500
			21,328,077	7,658,855	(3,036,064)	(1,077,863)	24,873,005

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS AS AT 31 MARCH 2003

SEGMENT REPORTING

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis. Segment assets include all assets used by a segment. The carrying amount of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Any transfers between segments have been determined on an arms-length basis and eliminated on consolidation.

The segment information has been prepared in conformity with the economic entity's accounting policies as disclosed in Note 1 – Significant accounting policies.

Primary segment - business

For internal reporting and risk management purposes, the economic entity is divided into six operating Groups ("the Groups"). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005 "Segment Reporting", because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics. The revised AASB 1005 has been applied for the first time by the economic entity for the financial year ended 31 March 2003.

For the purposes of determining business segments the activities of the economic entity have been divided into four areas:

- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $M	Financial Markets $M	Investment Banking $M	Lending $M	Total $M
			31 March 2003		
Financial performance					
Revenue from external customers	669	1,039	1,035	575	3,318
Intersegmental revenue	3	(157)	(37)	191	-
Share of profits or losses of associates and incorporated joint ventures	1	1	(3)	1	-
Total revenue from ordinary activities	673	883	995	767	3,318
Profit from ordinary activities before income tax	108	120	158	74	460
Income tax (expense)/benefit	(26)	(23)	(40)	(7)	(96)
Profit from ordinary activities after income tax	82	97	118	67	364
Non-cash expenses: depreciation	(19)	(11)	(13)	(7)	(50)
Financial position					
Total assets	3,058	16,998	3,684	8,777	32,517
Total liabilities	2,734	23,497	557	3,144	29,932
Fixed assets acquired during the Financial year	12	9	520	9	550
Investment in associates and incorporated joint ventures	12	7	107	16	142

MACQUARIE BANK LIMITED
and its controlled entities

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS AS AT 31 MARCH 2003

Primary segment – business

	Asset and Wealth Management $M	Financial Markets $M	Investment Banking $M	Lending $M	Total $M
			31 March 2002		
Financial performance					
Revenue from external customers	597	974	804	525	2,900
Intersegmental revenue	6	(150)	(53)	197	-
Share of profits or losses of associates and incorporated joint ventures	5	-	-	1	6
Total revenue from ordinary activities	608	824	751	723	2,906
Profit from ordinary activities before income tax	65	73	137	80	355
Income tax (expense)	(14)	(17)	(25)	(20)	(76)
Profit from ordinary activities after income tax	51	56	112	60	279
Non-cash expenses: depreciation	(16)	(11)	(13)	(6)	(46)
Financial position					
Total assets	3,180	14,899	3,249	8,906	30,234
Total liabilities	2,792	20,662	1,070	3,293	27,817
Fixed assets acquired during the financial year	52	10	7	6	75
Investment in associates and incorporated joint ventures	22	-	45	23	90

Secondary segment - geographical

Geographical segments have been determined based on where the revenues have been recorded and customers are located. The operations of the economic entity are headquartered in Australia and this is the only location that is a reportable segment. All other locations are below the reportable segment threshold and have been collectively classified as "other".

	Australia $M	Other $M	Total $M
		31 March 2003	
Revenue from external customers	**2,732**	**586**	**3,318**
Total assets	**21,756**	**10,761**	**32,517**
Fixed assets acquired during the financial year	**547**	**3**	**550**
		31 March 2002	
Revenue from external customers	2,333	567	2,900
Total assets	23,507	6,727	30,234
Fixed assets acquired during the financial year	64	11	75

2003 ASX 7/

C . " . 15 . . 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,696
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES (ex dividend)
5	Issue price or consideration	14,168 @ $14.48 each 19,196 @ $18.51 each 8,332 @ $24.56 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	41,696 on 19/05/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,539,840	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,936,335	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares, but are ex dividend as regards the 2003 final and special dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2003 ASX 72

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

19 May 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 30 April 2003, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

However, since the last notification to the ASX, the following new options have been issued:

- 12,500 options exercisable at $24.67 each and expiring on 6 May 2008 (MBL0176);
- 5,000 options exercisable at $24.85 each and expiring on 7 May 2008 (MBL0177);
- 5,000 options exercisable at $24.40 each and expiring on 8 May 2008 (MBL0178);
- 5,000 options exercisable at $24.71 each and expiring on 8 May 2008 (MBL0179);
- 5,000 options exercisable at $27.74 each and expiring on 12 May 2008 (MBL0180); and
- 12,500 options exercisable at $25.92 each and expiring on 13 May 2008 (MBL0181).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 770 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 6,812 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 21,859 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029); and
- 7,419 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118).

The number of options on issue at 16 May 2003 was 24,978,031, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 16 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,443,422	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	736,784	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	1,585	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

Listing of Macquarie Bank Limited Options

As at 16 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0055	3,768	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 16 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,373,113	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	946,509	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	228,326	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	311,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 16 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0180	5,000	$27.74	12/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBLAAX	5,668	$14.59	18/09/2003
MBLABB	11,336	$14.62	25/09/2003
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	28,334	$14.47	21/08/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 16 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLACK	1,019,102	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLACY	28,334	$13.32	15/02/2004
MBLADE	17,001	$14.18	23/02/2004
MBLADG	17,000	$15.60	25/02/2004
MBLADI	112,500	$18.89	31/03/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	126,002	$14.36	27/04/2004
MBLADL	11,500	$17.07	28/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADT	14,168	$14.48	28/06/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	4,394,246	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	25,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	423,596	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	50,000	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	17,500	$18.51	25/11/2004
MBLAEU	62,500	$20.29	29/11/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 16 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFD	33,334	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,489,586	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	22,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	103,100	$23.94	11/08/2005
MBLAFV	13,334	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	5,000	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	17,500	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 16 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHV	5,207	$27.15	11/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	4,166	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	24,978,031		

2003 ASX 73

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	63,560
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES (ex dividend)
5	Issue price or consideration	11,334 @ $14.18 each 21,392 @ $14.29 each 5,668 @ $14.36 each 12,426 @ $18.51 each 12,740 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	63,560 on 20/05/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,603,400	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,872,775	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares, but are ex dividend as regards the 2003 final and special dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 20 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

INVESTOR OVERVIEW
YEAR ENDED 31 MARCH 2003


MACQUARIE
BANK



TABLE OF CONTENTS

KEY CONTACTS 2
COMPANY OVERVIEW 3
INVESTMENT BANKING GROUP 11
TREASURY AND COMMODITIES GROUP 14
BANKING AND PROPERTY GROUP 16
EQUITY MARKETS GROUP 18
FUNDS MANAGEMENT GROUP 20
FINANCIAL SERVICES GROUP 22
DIRECT INVESTMENT DIVISION 24
FIVE YEAR SUMMARY 25
RATINGS AND OTHER QUOTED SECURITIES 26
SHAREHOLDER CALENDAR 2003 27
DIRECTORY 28
APPENDIX 29

All dollar amounts are quoted in Australian dollars unless otherwise stated. All financial information is as at 31 March 2003 unless otherwise stated. Macquarie Bank's financial year end is 31 March (half-year 30 September).



KEY CONTACTS

MACQUARIE BANK
Macquarie Bank Limited
No.1 Martin Place
Sydney
2000

Tel: 612 8232 3333
Fax: 612 8232 7780

Website: www.macquarie.com

SHARE REGISTER
Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 1118
AUSTRALIA

Email: sydney.services@computershare.com.au

Tel (local): 1300 855 080
Tel (international): 61 3 6915 5970

www.computershare.com.au

INVESTOR RELATIONS
Dennis Leong
Company Secretary
Tel: 61 2 8232 3273

Erica Sibree
Head of Investor Relations
Tel: 61 2 8232 5008

Jenny Kovacs
Manager, Investor Relations
Tel: 61 2 8232 3250

Kristen Findlay
Associate, Investor Relations
Tel: 61 2 8232 4750

Clair Simpson
Assistant, Investor Relations
Tel: 61 2 8232 5006

Please notify Investor Relations via email if you wish to be added to a distribution list to receive presentations, annual reviews and other disclosures.

Email: investor.information@macquarie.com

Macquarie Bank investor information:
www.macquarie.com.au/investorrelations

ADDITIONAL INFORMATION

Macquarie Bank Group (Macquarie, the Bank) hosts analyst briefing sessions on its interim and full-year results in November and May respectively. These sessions provide information on the financial results and an operational overview for the period under review.

In addition, as part of the Bank's commitment to broaden its investor base, management presents at various investment conferences and conducts investor visits throughout the year. All material presentations and other disclosures are lodged with the Australian Stock Exchange (ASX) and are available on the Bank's website.

This document should be read in conjunction with the Annual Report and Full Financial Statements, which are available on the Bank's website or by contacting Investor Relations.


COMPANY OVERVIEW

FINANCIAL HIGHLIGHTS

	Full-year 2003	Full-year 2002	Full-year 2001
Profit after tax attributable to ordinary equity holders	$333 million	$250 million	$242 million
Return on average ordinary shareholders' funds	18.7%	18.7%	27.1%
Basic earnings per ordinary share	$1.65	$1.33	$1.39
Total assets	$32.5 billion	$30.2 billion	$27.8 billion
Tier 1 capital ratio	19.1%	17.8%	12.9%

CONSOLIDATED GROUP PROFIT

	Full-year 2003 $m	Full-year 2002 $m	Full-year 2001 $m
Income	1,890	1,600	1,472
Expenses	(1,430)	(1,245)	(1,147)
Profit before tax	460	355	325
Income tax expense	(96)	(76)	(53)
Net profit after tax	364	279	272
Outside equity interest	(3)		1
MIS distribution*	(28)	(29)	(31)
Profit attributable to ordinary equity holders	**333**	**250**	**242**

Market capitalisation (at 31 March 2003) $5.1 billion

* Macquarie Income Securities distribution (see page 26 for further information)

Macquarie is a diversified international provider of financial and investment banking services. In Australia, Macquarie is a full service investment bank providing financial market trading and advisory products and services. Internationally, Macquarie focuses on selected business areas where its expertise provides special value to clients.

Macquarie has reported successive years of record profits and consistent growth since 1992. Macquarie's approach is characterised by a commitment to the chosen markets in which we operate and a clear focus on achieving outstanding results. Technical expertise, strong risk management and an enterprising approach underlie all activities.

Macquarie's headquarters are in Sydney, Australia and it operates in specific markets across Asia, North America, South America, the UK, Europe and Africa.

INDEX PARTICIPATION (ASX CODE MBL)

Macquarie Bank's fully paid ordinary shares are included in the following stock exchange indices:

- All Ordinaries Index
- S&P/ASX 50, 100, 200 and 300
- FT International Australia
- MSCI Australia
- Dow Jones World Index.

MANAGEMENT APPROACH

Macquarie's strength lies in its unique structure and management approach, which provides businesses with a balance between operating freedom and controls on risk limits and observance of professional standards. Macquarie's management approach fosters an entrepreneurial spirit among staff. Strong prudential management is fundamental to this approach. The focus of central management is on risks to the Bank arising from market and industry forces and issues of medium and long-term significance. While businesses have significant operating freedom, all activities are encompassed by a robust, independent risk management framework.

RISK MANAGEMENT APPROACH

Given the markets in which we operate, risk is an inherent part of Macquarie's businesses. Management of that risk is therefore critical to continuing profitability. Strong independent prudential management has been a key to Macquarie's success over many years. Where risk is assumed, it is within a calculated and controlled framework. The main risks faced by Macquarie are market risk, credit risk, liquidity risk, operational risk, and legal compliance and documentation risk. It is the responsibility of the Risk Management Division to assess and manage these risks within the Bank.

The principles of Macquarie's approach to risk management are:

- Independence - Risk Management Division is independent of the operating areas, reporting directly to the Managing Director and the Board;
- Centralised prudential management - Risk Management Division's responsibility covers the whole Bank. Therefore it can assess risks from a Bankwide perspective and ensure a consistent approach across all operating areas;
- Approval of all new business activities - Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets, without first consulting Risk Management Division;
- Continuous assessment - Risk Management Division continually reviews risks to account for changes in market circumstances and Macquarie's operating areas; and
- Frequent monitoring - Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support divisions.


Profit Growth
Net profit after tax attributable to ordinary shareholders $Am
350
300
250
200
150
100
50
0
69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

Macquarie has reported 11 successive years of record profit underpinned by the diversity of the Bank's businesses and markets


Basic Earnings Per Share (EPS) Performance
Cents
180
160
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001
2002
2003

EPS for 12 months to 31 March 2003 increased 24% on the prior corresponding period

ORGANISATION STRUCTURE

Macquarie's business activities are organised into six principal operating Groups. The concentric nature of the organisation chart represents the non-hierarchical nature of Macquarie and the role of central risk management. A network of support areas provides the infrastructure and services that enable the Groups to operate. Further information on each of the Groups is detailed in later sections.

Staff remuneration

The philosophy underlying the remuneration policy is to align the interests of staff with those of shareholders. Since its inception, Macquarie has had a profit sharing scheme for staff. Profit share is paid out of a bonus pool determined by a formula that is a function of both after-tax profit and earnings in excess of cost of capital. As a result, remuneration is relative to performance and aligned to shareholder interest.

Senior executives' remuneration is heavily weighted towards the performance component, so there is a strong incentive to maximise the Bank's net profit and return on equity. Further, 30 per cent of the Bank's Executive Directors' annual profit share (subject to certain limits) is deferred for up to ten years to encourage long-term commitment to the Bank. Vested deferral amounts are only received six months after retiring as an Executive Director if certain disqualifying events have not occurred.

Senior staff are also eligible to participate in the Bank's Employee Option Plan. Options vest as to one-third of each tranche after two, three and four years, respectively and, in the case of Executive Directors may only be exercised if predetermined performance hurdles in relation to the Bank's average return on ordinary equity are met.


Information Services Division
Macquarie Direct Investment
Equity Markets Group
Funds Management Group
Risk Management Division
Executive Chairman
Managing Director and Chief Executive Officer
Board of Directors Executive Committee
Deputy Managing Director
Treasury and Commodities Group
Banking and Property Group
Central Executive
Risk Management Division
Financial Services Group
Investment Banking Group
Corporate Affairs Group

SHAREHOLDER BASE

Macquarie has a broad shareholder base with the majority being Australian investment institutions. On 31 March 2003 there were approximately 40,000 ordinary shareholders. Staff held approximately 5 per cent of fully paid issued capital and all of the employee options.

ORDINARY DIVIDEND POLICY

The Bank targets a payout ratio for full-year ordinary dividends in the range of 50 per cent to 60 per cent of net earnings, subject to a minimal dividend of 93 cents per share per year. Future dividends are expected to be at least 80 per cent franked.

Australian and New Zealand holders of Macquarie Bank ordinary shares are entitled to participate in a Dividend Reinvestment Plan allowing them to purchase additional shares at a discount (currently 2.5 per cent) to the market price and without transaction costs.

HISTORY

Macquarie Bank was established in 1969 as Hill Samuel Australia Limited, a subsidiary of the UK merchant bank Hill Samuel & Co. In 1985 it was granted a banking licence and became Macquarie Bank. In 1996 Macquarie Bank's fully paid ordinary shares were quoted on the ASX.

Macquarie Bank Monthly Share Price and Volume Since Listing


Volume
Price ($)
Monthly Volume (million)
Month End Share Price ($)
30
25
20
15
10
5
0
45
40
35
30
25
20
15
10
5
0
Jul 96
Jul 97
Jul 98
Jul 99
Jul 00
Jul 01
Jul 02
to 31 March 2003

COMPANY OVERVIEW

INTERNATIONAL ACTIVITIES

In Australia, Macquarie is a full-service investment bank. Internationally, Macquarie's strategy is to expand selectively, seeking only to enter markets where its particular skills and expertise deliver a real advantage for clients. This approach allows the flexibility to enter new markets as opportunities arise and the ability to respond to the special requirements of individual markets in the region and around the world. As a result, Macquarie has established leading positions in a diverse range of international markets.

Strategic alliances

In a number of international markets, Macquarie has established an alliance with a leading local provider, enabling Macquarie to combine its technical expertise and specialist skills with the market presence of a local player.



Domestic and International Income


Domestic
International
Total Operating Income (excluding earnings on capital) $m
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
FY 1996
FY 1997
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003

International Operating Income by Region


New Zealand
Europe
Asia Pacific
Americas
Africa
100%
80%
60%
40%
20%
0%
Full year 2002
Full year 2003



Strategic alliances include:

China

– First China Property Group Limited - Banking and Property Group
50/50 joint venture with Schroders Asian Properties LP to undertake residential property development, funds management, project and investment consulting activities in Shanghai and Beijing.
– Shanghai AMP Property Company Limited (SAPC) - Banking and Property Group
Specific project vehicle to develop Waratah Gardens residential complex in Shanghai.
– Tianjin Macquarie Property Development Management Company Limited - Banking and Property Group
Sponsors and manages foreign investment funds into residential housing developments.

Japan

– Mizuho Securities - Equity Markets Group
Volatility trading, product issuance and structured deal activities.

Korea

– IMM Asset Management - Funds Management Group
Funds management for wholesale and retail investors.
– Shinhan Financial Group Co. Ltd - Investment Banking Group
Financial advisory, project finance advisory, infrastructure management and specialised funds.
– Kookmin Bank - Treasury and Commodities Group
Treasury derivatives expertise and technology.
– Woori Bank - Equity Markets Group
Equity derivative products and risk management activities.

Malaysia

– AmMerchant Bank Berhad - Funds Management Group
Funds management activities for wholesale and retail investors.

COMPANY OVERVIEW

South Africa

- Innofin Pty Ltd (joint venture with Sanlam) – Financial Services Group
  Retail financial products to financial advisers targeting high-net-worth clients.
- Nedbank Limited – Equity Markets Group
  Full range of equity derivatives activities.
- Old Mutual Asset Managers – Investment Banking Group
  Infrastructure funds management, specifically the management of the South Africa Infrastructure Fund.
- ABSA Bank (Corporate and Merchant Banking) – Treasury and Commodities Group
  Debt origination, securitisation, asset backed commercial paper programmes and other structuring alternatives.

US

- Medallist Developments – Banking and Property Group
  Joint venture with Greg Norman's Great White Shark Enterprises.
- Macquarie Capital Partners LLC – Banking and Property Group
  A global real estate investment banking partnership.
- Macquarie ProLogis Management – Banking and Property Group
  A joint venture between Macquarie and ProLogis to manage the Macquarie ProLogis Trust that listed on ASX on 26 June 2002.
- Macquarie CountryWide – Regency LLC – Banking and Property Group
  A joint venture between Macquarie CountryWide Trust and Regency Centers for the management of, and investment in, US shopping centre assets.

SPECIALIST FUNDS

Macquarie has established a leading position in specific asset class investor funds (specialist funds). Specialist funds under management total $21.5 billion (up from $14.2 billion at 31 March 2002). Specialist funds activities are spread across a number of operating Groups and span sectors including toll roads, airports, communications infrastructure and sector specific property assets.

Macquarie's specialist funds management model has been a key growth driver and has been exported to discrete international markets. Macquarie believes its experience and expertise in these particular areas give it a competitive advantage in acquiring and managing assets and thereby delivering superior returns to shareholders. Specialist funds are managed by the relevant Group that has the expertise in the assets in which the funds invest.

Macquarie launched the first listed infrastructure vehicle in Australia in 1996 with the Macquarie Infrastructure Group (MIG). MIG is now a world leader in private toll road ownership, with assets totalling approximately $9.5 billion (at 31 December 2002).

Other listed funds include:

- Macquarie Airports (MAP)
- Macquarie Communications Infrastructure Group (MCG)
- Macquarie CountryWide Trust (MCW)
- Macquarie Goodman Industrial Trust (MGI)
- Macquarie Leisure Trust (MLE)
- Macquarie Office Trust (MOF)
- Macquarie ProLogis Trust (MPR)
- Southern Cross FLIERS Trust

These funds are described in more detail in the sections that follow and the Appendix.

Performance of specialist funds

The chart below shows the aggregate accumulated performance of all of Macquarie's listed funds (excluding Macquarie Bank) since listing on the ASX, benchmarked against the S&P/ASX 300 accumulation index. The funds are weighted by the stock's market capitalisation with rebalancing monthly or whenever a new stock is listed. Dividends are reinvested into the individual stock (not the index as a whole) on the ex-dividend date.

Growth in Specialist Funds by Sector



Other
Airports
Property
Roads
Market Capitalisation $m
12,000
10,000
8,000
6,000
4,000
2,000
0
97
98
99
00
01
02
03
to 31 March 2003

Performance of Macquarie's Listed Funds



All Macquarie Listed Funds
S&P/ASX 300
Net Performance
Index
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
96
97
98
99
00
01
02
03
to 31 March 2003



INVESTMENT BANKING GROUP

Staff:	1,142	
Activities:	The Investment Banking Group brings together the Bank's wholesale structuring, institutional stockbroking, underwriting, corporate advisory and equities research capabilities. Since its formation in 2001, the Group has made the largest contribution to profit.	
Locations:	Australia, New Zealand, Malaysia, Hong Kong, Singapore, South Korea, Japan, South Africa, UK, Ireland, Germany, Austria, US, Canada	
Contribution to profit: (Based on internal management accounts, before tax and profit share)	Full-year 2002 61%	Full-year 2003 49%

49%

Corporate Finance (including specialist funds)	32%
Financial Products (including cross-border leasing)	6%
Other Investment Banking (including Institutional Stockbroking and Macquarie Capital)	11%
Total Investment Banking Group	49%



CORPORATE FINANCE

Macquarie provides advisory and capital raising services to corporate and government clients across public mergers and acquisitions (M&A), private treaty acquisitions and divestments, valuations, fund raising and corporate restructuring. Activities are aligned into industry groups, reflecting key areas of expertise in infrastructure, resources, telecommunications, media, entertainment and technology (TMeT) property, industrials and financial institutions.

Macquarie has achieved the highest number of top three rankings for completed M&A deals by value over the last decade and was named No.1 M&A adviser and No. 2 Equity Capital Market house in Australia (by value) in 2002 by *Thomson Financial*.

In the 2002 *Greenwich Survey*, Macquarie was ranked in the Top 2 for:

- providing the best solutions to complex M&A problems
- domestic acquisition house of choice
- takeover defence advice
- domestic capability
- best equity capital market ideas.

Project Finance International ranked Macquarie No.1 Project Finance adviser for Asia Pacific/Americas, and No.2 globally in 2002.

FINANCIAL PRODUCTS

The Group provides assistance on corporate and project financing transactions where a wide range of structuring, tax and accounting issues require the technical skills to ensure maximum benefits are realised from the transaction. The Group also advises on, and arranges finance for, major capital expenditures over a variety of assets including aircraft, trains, power and telecommunications assets. Macquarie is a leading player in this area globally with leases arranged in the year to 31 March 2003 exceeding $6 billion throughout the US, Japan, Hong Kong and Europe.

LEASING AND ASSET FINANCING

At 31 March 2003, the Division's portfolio of loans and leases exceeded $3.2 billion across a range of different industries in select international markets. Macquarie provides finance, leases, trading, sourcing and remarketing services in industries where it has specialist skills and experience. These industries include information technology, electronics manufacturing, motor vehicles, plant and equipment, telecommunications, aviation engines, infrastructure and transporation.



INVESTMENT BANKING GROUP

INFRASTRUCTURE FUNDS

The Investment Banking Group manages a range of specialist funds primarily across infrastructure sectors including toll roads, airports and communications infrastructure.

The Group manages major unlisted entities including:

- Macquarie Global Infrastructure Fund - investments include the Detroit Windsor Tunnel between the US and Canada and the Soojungsan tunnel in South Korea
- The South Africa Infrastructure Fund - jointly managed with Old Mutual Asset Managers of South Africa
- Macquarie Airports Group, which has stakes in Bristol, Birmingham, Sydney and Rome airports
- Korean Road Infrastructure Fund - established January 2003, to invest predominately in South Korean toll roads and tunnels. Recently announced first toll road investment, the 28-year concession rights to a 5.6 kilometre toll road in South Korea's fifth largest city, Kwangju.

The Group manages a number of other unlisted funds on behalf of clients and is the manager for the listed Horizon Energy Investment Group, Hills Motorway Trust and the Southern Cross FLIERS Trust.

The Group manages major ASX-listed specialist funds (listed in the table below).

INSTITUTIONAL STOCKBROKING

Macquarie provides institutional and corporate stockbroking services throughout Australia and in London, Munich, New York, Singapore, Auckland and Wellington.

EQUITIES RESEARCH

Extensive coverage of Australian and New Zealand equities is produced by Macquarie's Australian-based analysts covering 96 per cent of the S&P/ASX 300 stocks by market capitalisation.

Entity	Key asset stakes	Market capitalisation*
Macquarie Infrastructure Group (MIG)	Highway 407, Toronto, SR125 in San Diego, US M6 Toll, UK and stakes in major private toll roads in Australia	$6 billion
Macquarie Airports (MAP)	Stakes in Sydney, Bristol, Birmingham and Rome airports	$867 million
Macquarie Communications Infrastructure Group (MCG)	100% of Broadcast Australia (formerly NTL Australia)	$384 million
Southern Cross FLIERS Trust (SCF)	Reset preference shares issued by Southern Cross Holdings	$634 million

*As at 31 March 2003. For further information see Appendix.



TREASURY AND COMMODITIES GROUP

Staff:	346
Activities:	Activities include trading in a broad range of financial markets including, commodity, futures, debt and foreign exchange markets. The Group's focus is on selective geographic expansion and continued product innovation in its chosen markets. Consolidation of existing businesses continues along with a focus on increasing customer flows and the contribution from annuity income.
Locations:	Australia, Brazil, Hong Kong, South Korea, Japan, South Africa, UK, Switzerland, US

Contribution to profit: (Based on internal management accounts, before tax and profit share)	Full-year 2002	Full-year 2003
	21%	23%

23%

METALS AND MINING

The Metals and Mining Division provides 24-hour price-making facilities for base and precious metals as well as financing and structured hedging facilities for metals producers and consumers. The Division is a principal provider of liquidity in the Asian time zone and is a leading participant in the London Metal Exchange market. An office in Houston, Texas was opened in mid 2002 focussing on providing mezzanine finance to the oil and gas sector.

FOREIGN EXCHANGE

The Division provides 24-hour interbank price-making services in Australian Dollar spot, forwards and options and interbank pricing in Yen and Euro during the Sydney time zone. The Division provides services across all of these major products and tailor made products to Australian corporates and institutions. The Division also maintains an active internet currency trading platform servicing the Japanese retail trading market.



DEBT MARKETS

The Debt Markets Division arranges and places debt for clients; provides secondary market liquidity in government, corporate, global and assets backed securities and provides risk managers, investors and borrowers with research and structured and derivative based solutions for their needs. The Division is a market leader in Australia in the securitisation of mortgages, equipment and motor vehicle securities. A key focus of this division is the development of securitisation techniques to provide capital management solutions.

AGRICULTURAL COMMODITIES

The Division provides tailored risk management solutions to international clients in the agricultural industry through structured over the counter transactions and futures services. Commodities covered include wheat, corn, cotton, wool, soy complex, sugar, cocoa and coffee. The Division provides services to clients globally through offices in Sydney, New York, London, Sao Paulo and Melbourne.

FUTURES

The Futures Division provides a full range of Broking and Clearing services for Australian and International exchange traded derivatives markets. The Division is a leading provider of these services in the Australian market. The Division makes extensive use of technology to provide clients with flexible solutions for their back office, and also has electronic trading platforms to allow clients direct access to markets.

TREASURY

The Division is responsible for the funding, liquidity and interest rate risk management of the Bank and is an active participant in domestic and international funding markets. The Division maintains the Bank's relationships with International rating agencies assisting with the maintenance of the Bank's current rating.

RISK ADVISORY SERVICES

In Australia, the Division provides a range of financial advisory and risk management services across a broad spectrum of markets. This service area operates independently of the Bank's trading activities.

ECONOMIC RESEARCH

Economic Research is the Bank's central source of economic and financial trend analysis that services clients and businesses within Macquarie.

ENERGY TRADING

The Division began operations in London and Sydney in late 2002 focussing on providing risk management solutions to oil industry participants globally.



BANKING AND PROPERTY GROUP

Staff:	758	
Activities:	Activities include property finance, property funds management, property investment banking, services to the golf and leisure industries, mortgages and securitisation, banking services for businesses and professionals and margin lending. A total of over $7 billion in assets is managed by the Group and its associates. The Group's focus is to continue to take advantage of geographic expansion in specialist property funds, finance and mortgage securitisation.	
Locations:	Australia, Hong Kong, China, South Korea, US	
Contribution to profit: (Based on internal management accounts, before tax and profit share)	Full-year 2002 16%	Full-year 2003 18%


18%

PROPERTY FINANCE
Macquarie specialises in risk participation loans, mezzanine debt and other debt and equity funding solutions for property development projects. It has funded the development of more than 10,000 residential dwellings over the past 16 years as well as numerous commercial and industrial projects. Macquarie recently launched its property finance business in Seattle, US to provide tailored solutions developed for the Australian market. The Division plans to open a second US office in Southern California later in 2003.

PROPERTY INVESTMENT BANKING
Macquarie is a market leader in Australia in wholesale capital raising, debt structuring, divestment, sale and leaseback for property developments and related transactions. In Australia, Macquarie operates a diverse, full-service property and development advisory business.

In Asia, Macquarie provides specialist advisory, structuring and financing services to the property sector, including the role of senior adviser to the Schroders Asian Properties LP fund. Macquarie is also involved in residential property development in China.

PROPERTY INVESTMENT MANAGEMENT
Property Investment Management is responsible for the sponsorship, creation and on-going management of high performance property investment products. It is the third largest listed property funds manager (by market capitalisation) in Australia with assets under management in

Australia, the US and New Zealand. In 2002, the business completed the largest ever Australian retail equity raising for an unlisted syndication with the creation of Macquarie No.1 Martin Place Trust.

PROPERTY INVESTMENT MANAGEMENT - NORTH AMERICA
In recognition of substantially increased activity in North America, a new Division Property Investment Management - North America began operation on 1 April 2003. In North America and Europe, specialist wholesale equity raising activities and advisory services are conducted through a joint venture, Macquarie Capital Partners, a boutique real estate investment business. Macquarie's most recent property trust listing - the Macquarie ProLogis Trust, was named as Australia's overall best new listed company by *Asiamoney* magazine in its Best Managed Companies Poll 2002.

BANKING
Macquarie provides innovative and specialised banking services to specific businesses including real estate, accounting, financial planning, insurance broking, pharmacy, veterinary, strata management and law.

GOLF AND LEISURE
Macquarie Golf and Leisure offers a specialised range of products and services to support the increasingly important leisure and tourism industries. Since 1997 Macquarie has been involved in the development of residential lifestyle communities through Medallist Developments - a joint venture with Greg Norman's Great White Shark Enterprises. Macquarie's leisure interests also include industry advisory services, finance, funds management and realty services.

MORTGAGES AND SECURITISATION
Macquarie specialises in wholesale mortgage funding through securitisation. Distribution is via a diversified network including strategic partnerships with Australia's largest mortgage brokers. Macquarie has recently commenced mortgage operations in China and the US.

MARGIN LENDING
Macquarie provides a range of margin lending and protected lending products. It continues to invest in new initiatives, including the distribution of its products through Macquarie Financial Services Group in New Zealand.

MACQUARIE COMMUNITY PARTNERSHIPS
Macquarie has formed a new business whose strategy is to undertake property-based public-private partnerships with state and local governments. It intends to take the role of developer and financier to deliver community-based needs.

ASX-listed funds within the Banking and Property Group include:

Entity	Key assets	Market capitalisation*
Macquarie Goodman Industrial Trust	65 properties, including business parks, industrial estates, office parks and warehouse/distribution centres	$1.5 billion
Macquarie Office Trust	25 office properties across Australia	$1.0 billion
Macquarie CountryWide Trust	Retail properties anchored by national grocery retailers 110 assets across Australia, NZ and the US	$803 million
Macquarie ProLogis Trust	Industrial and distribution properties in the US and Mexico	$476 million
Macquarie Leisure Trust	Assets across entertainment, leisure and recreation industries	$98 million

*As at 31 March 2003. For further information see Appendix.



EQUITY MARKETS GROUP

Staff:	181
Activities:	Equity Markets Group undertakes the Bank's principal trading, risk arbitrage and market-making activities in derivatives. It utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients and operates the Bank's equity finance operations.
Locations:	Australia, Brazil, Europe, Hong Kong, Japan, South Korea, South Africa

Contribution to profit: (Based on internal management accounts, before tax and profit share)	Full-year 2002	Full-year 2003
	0%	5%

5%

AUSTRALIA

Macquarie was the first issuer of listed call and put warrants on the ASX and has successfully introduced index warrants, instalments, capital plus and endowment warrants to the Australian market. In 2002, Macquarie was the leading warrant issuer by value with a market share of 37 per cent. Macquarie issues a range of innovative unlisted products to retail, corporate and institutional investors. The Australian business is also a leading options market maker and principal trader in listed securities.

BRAZIL

Macquarie issues equity structured products to Brazilian pension funds and other institutional and retail investors. This business is in its second year of operation.

EUROPE

The Group's focus in Europe is structured equity transactions and product issuance in that region's major markets. To achieve better economies of scale, a reorganisation in early 2003, saw the risk management and related infrastructure re-located to Australia. Distribution teams have remained in Europe to continue to service clients in those markets.



HONG KONG

Macquarie is one of the leading issuers of warrants over Hong Kong stocks and is a leading exchange-traded-option market-maker. Macquarie has also successfully introduced a number of innovative products, both listed and unlisted to the Hong Kong market.

JAPAN

In Japan, Macquarie has an alliance with Mizuho Securities (the entity arising from the merger of the securities businesses of Industrial Bank of Japan, Fuji Bank and Dai-Ichi Kangyo Bank). This business focuses predominantly on product issuance and structured deal activities, leveraging Mizuho's extensive customer base.

SOUTH KOREA

In 2003 the Group entered into a Korean equity derivatives business alliance with Woori Bank, one of Korea's largest banking and financial groups.

SOUTH AFRICA

Macquarie had an equity derivatives venture with The Standard Bank of South Africa, which ended in March 2003. The business was the leading warrant issuer and market-maker in over-the-counter structured equity derivatives in South Africa.

The equity derivatives market in South Africa still remains attractive and consequently Macquarie has formed a new equity derivatives business alliance with Nedbank Limited, one of the leading commercial banks in South Africa.

INTERNATIONAL TRADING DESK

The International Trading Desk (ITD) was established in 2003 and operates 24 hours a day out of Sydney. This desk is responsible for management of international market risk in those markets where the Group does not have a physical presence, including the US. The European trading activity of the Group was integrated into the ITD as at 31 March 2003.



FUNDS MANAGEMENT GROUP

Staff:	131
Activities:	The Group is the primary manufacturer of Macquarie managed funds. It manages funds across the full spectrum of asset classes with $30.7 billion in funds under management. The Group markets its capabilities in the institutional market in Australia and internationally, while the Bank's Financial Services Group markets managed funds to the Australian retail market. It continues to increase its funds under management and contribute to the Bank's profit.
Locations:	Australia, Hong Kong, Malaysia, South Korea, UK

Contribution to profit: (Based on internal management accounts, before tax and profit share)	Full-year 2002	Full-year 2003
	3%	2%


2%

Macquarie Funds Management is one of Australia's largest fund managers, providing a full range of funds management services to institutional and retail clients in Australia and in selected international markets, including Hong Kong, Malaysia, Korea and the UK.

In December 2002, Investor Weekly named Macquarie Funds Management Best "All Rounder" Fund Manager for mandate wins in 2002.

Macquarie is a full-service manager, offering funds in all major asset classes. In each asset class, Macquarie offers a range of investment styles across the risk spectrum (True Index™ Index, Enhanced Index, Active and Specialist) and pricing structures.

Macquarie is noted for its client focus, disciplined investment process and product innovation, including:

Enhanced Indexing - available in all major asset classes, providing a solution for investors seeking above index returns for little incremental risk.

True Indexing™ - a unique offer from Macquarie gives clients exact index returns for no fund management fees.

Fund of Fund Investing - gives access to diversified portfolios in asset classes such as private equity and global bonds.

ASIA

Macquarie is active in funds management in Malaysia, via a joint venture initiated in 1996 with the AmMerchant Bank Berhad, which is Malaysia's largest institutional asset manager. The joint venture offers retail unit trusts and institutional pooled and separately managed funds in Malaysian equities, cash, fixed interest and diversified investments.

In South Korea, Macquarie-IMM Investment Management, a joint venture with IMM Asset Management, offers pooled and separately managed funds for institutional and retail clients in local equities, fixed interest and diversified investments.

In Hong Kong, Macquarie provides enhanced equities, providing risk-controlled exposure to Hong Kong equity markets.

UK

In 2001, Macquarie's funds management business began managing enhanced equities in the UK market. This business offers a low risk investment in UK equities, using Macquarie's proven investment processes aiming to deliver returns that are consistently above the FTSE All Share Index.



FINANCIAL SERVICES GROUP

Staff:	986
Activities:	The Financial Services Group is the primary relationship manager for the Bank's retail client base in Australia and New Zealand. Services include stockbroking, private banking and strategic financial planning, wrap administration platforms and relationship management for 15,000 independent financial advisers throughout Australia in the distribution of the CMT and other Macquarie Products. The Group has ended its three year development stage which has involved significant investment in technology and systems and a consolidation of its operations nationally. The Group is now positioned to increase its profit contribution in the longer term.
Locations:	Australia, New Zealand, South Africa
Contribution to profit (Based on internal management accounts, before tax and profit share)	Full-year 2002 (1%) / Full-year 2003 2%


2%

The Group consists of two key divisions, Macquarie Financial Services and Macquarie Adviser Services which together service over 550,000 retail clients.

Macquarie Financial Services (MFS) maintains direct relationships with approximately 198,000 retail clients. Wealth management services include:

- Full-service broking and investment planning
- Strategic financial planning
- Executive wealth management
- Private banking
- Direct retail call centre

Macquarie Adviser Services (MAS) manages relationships with external financial advisers and provides sales and product management of Macquarie products. This includes the $8.8 billion Macquarie Cash Management Trust, the leading cash trust in the Australian market and the Macquarie Wrap account, which, with $3 billion in inflows last year was also a market leader. The Wrap administration service now has $6.3 billion in assets under administration after only three and a half years in operation.

Macquarie Adviser Services was ranked first in the 2002 ASSIRT Service Level Survey in the "Overall Administration Support", "Ease of Doing Business with the Firm", and "IT Services" categories. ASSIRT conducts this survey with hundreds of fund managers annually. In addition, Macquarie was awarded Superannuation Manager of the Year in 2002 by *Investor Web*.

FSG International To date, the Group's international operations are in New Zealand and South Africa.

The New Zealand focus is on the provision of personal financial services including full service stockbroking, distribution of Macquarie products and relationship management of external financial planners.

Macquarie has recently made a significant investment in the New Zealand market and provides services to a network of independent financial planners as part of its distribution strategy.

The Group has a joint venture with Sanlam (South Africa's second largest life company). The venture aims to provide innovative retail financial products to financial advisers targeting high net worth clients.



DIRECT INVESTMENT DIVISION

Direct Investment is responsible for managing the Bank's private equity activities. The business' focus is private equity and venture capital investment opportunities in emerging private Australian and New Zealand companies.

Macquarie Bank has been active in direct investment since 1982. During that time, the business has transformed from investing using the Bank's own funds to raising and investing funds from institutional and retail investors. Direct Investment has invested over $360 million in a total of 42 businesses.

PRIVATE EQUITY FUNDS

Since 1988, Macquarie has established four private equity funds. Macquarie Investment Trust (MIT), the first externally managed fund, was established in 1998, raising in excess of $50 million. The trust invested in nine companies and achieved final returns for unit holders of 24.2 per cent per annum pre fees and 20.7 per annum per cent post fees.

MIT II was launched in June 1994 and closed with committed funds of $103 million. MIT II invested across 12 companies and has realised five investments to date. The fund's strategy is to realise the remaining investments over the next three to five years.

In May 1999, MIT III achieved over $207 million in committed capital from domestic, institutional and retail investors. MIT III has invested in 10 companies and committed to one other, with one investment already realised, and is now closed to new investments.

Private equity funds managed by Macquarie continue to increase. As an initial step into international capital markets, Macquarie is adviser to Australian Ventures LLC (AVLLC), a US-based private equity fund that has committed to co-invest with MIT III in Australia and New Zealand.

Fund raising is continuing for MIT IV, which had its first close in January 2003 with commitments of $60 million. The Trust is already reviewing its first transaction and anticipates a second close later in the calendar year.



MACQUARIE BANK LIMITED AND ITS CONTROLLED ENTITIES

	Full-year ending 31 March				
	1999	2000	2001	2002	2003
Financial performance ($million)					
Total income from ordinary activities	815	1,187	1,472	1,600	1,890
Total expenses from ordinary activities	597	885	1,147	1,245	1,430
Profit from ordinary activities before income tax	218	302	325	355	460
Income tax expense	53	79	53	76	96
Profit from ordinary activities	165	223	272	279	364
Outside equity interest (after tax)	-	-	1	-	3
Macquarie Income Securities distribution	-	12	31	29	28
Profit from ordinary activities after income tax attributable to ordinary equity holders	165	211	242	250	333
Financial position ($million)					
Total assets	9,456	23,389	27,848	30,234	32,517
Total liabilities	8,805	22,154	26,510	27,817	29,933
Net assets	651	1,235	1,338	2,417	2,584
Risk weighted assets	4,987	8,511	9,860	10,651	10,053
Total loan assets	4,002	6,518	7,785	9,209	9,894
Impaired assets (net of provisions)	44	23	31	49	16
Share information					
Cash dividends per share (cents per share)					
1st half Interim	30	34	41	41	41
2nd half Final	38	52	52	52	52
Special	-	-	-	-	50
Total	68	86	93	93	143
Basic earnings per share (cents per share)	101.3	124.3	138.9	132.8	164.8
Share price at 31 March ($)	19.10	26.40	27.63	33.26	24.70
Ordinary share capital (million shares) (a)	161.1	171.2	175.9	198.5	204.5
Market capitalisation at 31 March (fully paid ordinary shares) ($million)	3,077	4,520	4,860	6,602	5,051
Ratios					
Return on average ordinary shareholders' funds	26.8%	28.1%	27.1%	18.7%	18.7%
Payout ratio	67.2%	70.0%	67.5%	73.6%	56.8%
Tier 1 capital ratio	13.0%	14.5%	12.9%	17.8%	19.1%
Capital adequacy ratio	17.3%	18.4%	16.0%	19.4%	21.5%
Impaired assets as % of loan assets	1.1%	0.3%	0.4%	0.5 %	0.2%
Net loan losses as % of loan assets	0.1%	0.1%	0.1%	0.2%	0.0%
Funds under management ($billion)					
Listed	3.0	4.2	6.9	11.8	18.0
Unlisted					
- Retail	9.8	9.6	10.6	11.7	12.4
- Wholesale	10.0	12.5	13.4	17.8	21.9
Total	**22.8**	**26.3**	**30.9**	**41.3**	**52.3**
Staff numbers	3,119(b)	4,070(b)	4,467(b)	4,726(b)	4,802(b)

(a) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
(b) Includes both permanent staff (full time, part time and fixed-term) and contractors (including consultants and secondees).



RATINGS AND OTHER QUOTED SECURITIES

Ratings as at 31 March 2003

	Short-term	**Long-term**
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

CONVERTING PREFERENCE SHARES (CPS)
ASX CODE MBLPA

The CPS were issued in 1999 with a face value of $100 each and with a fixed dividend rate of 7.38 per cent per annum, with dividends paid semi-annually. There are 1.5 million CPS on issue. The dividends are non-cumulative and the CPS convert into fully paid ordinary shares on 15 June 2004 or earlier in certain other circumstances. The CPS convert into ordinary shares based on the stock market price of the ordinary shares less a discount of five per cent. For details please refer to the Terms of Issue which are available at www.macquarie.com.au/investorrelations

MACQUARIE INCOME SECURITIES (MIS)
ASX CODE MBLHB

The MIS were also issued in 1999 jointly by Macquarie Bank Limited and Macquarie Finance Limited with a face value of $100 each. There are 4 million MIS on issue which pay interest quarterly in arrears at the rate determined by adding 1.7 per cent per annum to a 90-day bank bill reference rate. The MIS are perpetual in nature. Please refer to the MIS prospectus for detailed terms and conditions which are available at www.macquarie.com.au/investorrelations



SHAREHOLDER CALENDAR 2003

Date	Event
13 February	Operational briefing to analysts and shareholders
31 March	Full year financial year end
13 May	Full-year result announcement
19 May	Ordinary shares trade ex-dividend
23 May	Record date for ordinary final and special dividend
27 May	CPS trade ex-dividend
2 June	Record date for CPS dividend
16 June	Payment of CPS dividend
2 July	Payment of ordinary final and special dividend
31 July	2003 Annual General Meeting
30 September	First half financial year end
13 November	Half-year result announcement
19 November	Ordinary shares trade ex-dividend
25 November	Record date for ordinary dividend
25 November	CPS trade ex-dividend
1 December	Record date for CPS dividend
15 December	Payment of CPS dividend
19 December	Payment of ordinary dividend

Interest payments on MIS are made on 15 January, 15 April, 15 July and 15 October each year (or the next nearest business day if these are not business days).



DIRECTORY

SENIOR MANAGEMENT

		Date joined
Executive Chairman	David Clarke	1971
Managing Director and Chief Executive Officer	Allan Moss	1977
Deputy Managing Director	Richard Sheppard	1975
Investment Banking Group Head	Nicholas Moore	1986
Equity Markets Group Head	Ottmar Weiss	1986
Treasury and Commodities Group Head	Andrew Downe	1985
Banking and Property Group Head	Bill Moss	1984
Financial Services Group Head	Peter Maher	2000
Funds Management Group Head	David Deverall	1997
Risk Management Division Head	Nick Minogue	1993
Chief Financial Officer and Corporate Affairs Group Head	Greg Ward	1996
Information Services Division Group Head	Nigel Smyth	1999
Investment Banking Group Executive Director	Mark Johnson	1987

ANALYSTS

The following analysts* produce reports on Macquarie Bank and can be contacted directly for further information.

Company	Analyst	Contact Number	E-mail
Aegis	Peter Rae	612-8296-1151	peter.rae@aer.com.au
CSFB	Simone Rouse	613-9280-1736	simone.rouse@csfb.com
Capital Partners	Gerald Stack	612-8274-5901	gstack@capitalpartners.com.au
Citigroup (Smith Barney)	Mike Macrow	613-8643-9766	mike.macrow@citigroup.com
Deutsche Bank	Ross Brown	612-9258-2619	ross.brown@db.com
Goldman Sachs	Nick Selvaratnam	612-9320-1410	nick.selvaratnam@gs.com
JBWere	Leigh Cronin	613-9679-1377	lcronin@jbwere.com.au
JP Morgan	Brian Johnson	612-9220-1605	brian.d.johnson@jpmorgan.com
Merrill Lynch	James Ellis	612-9226-5695	james_ellis@ml.com
UBS Warburg	Jeff Emmanuel	612-9324-3862	jeff.emmanuel@ubsw.com
Wilson HTM	Andrew Hills	612-8247-6600	andrew.hills@wilsonhtm.com.au

* as at 1 May 2003


APPENDIX

SELECTED FUNDS UNDER MANAGEMENT

Fund	Ownership of Management Company	ASX listing date	Macquarie holding 31/03/03	Funds under mgt ($m) 31/03/03
FUNDS MANAGEMENT GROUP				
Macquarie Funds Management funds	100%	Unlisted	-	17,272
AmInvestment Services Bhd/AmInvestment Management Sdn Bhd funds	30%	Unlisted	-	592
Macquarie-IMM Investment Mgt Co. Ltd funds	65%	Unlisted	-	1,520
FINANCIAL SERVICES GROUP				
Financial Services Group retail funds	100%	Unlisted	-	11,357
INVESTMENT BANKING GROUP				
Global Infrastructure Funds (A - D)	100%	Unlisted	-	282
Horizon Energy Investment Group	100%	Jan 2000	3%	86
Hills Motorway Group	100%	Dec 1994	-	966
Korean Road Infrastructure Fund	50%	Unlisted	27%	24.2
Macquarie Airports	100%	Apr 2002	4%	1,700
Macquarie Airports Group	100%	Unlisted	9%	956
Macquarie Communications Infrastructure Group	100%	Aug 2002	34%	1,007
Macquarie Infrastructure Group	100%	Dec 1996	< 1%	9,508
Southern Cross FLIERS Trust	100%	Aug 2002	-	611
BANKING AND PROPERTY GROUP				
Macquarie CountryWide Trust	100%	Nov 1995	< 1%	1,032
Macquarie Direct Property	100%	Unlisted	-	567
Macquarie Goodman Industrial Trust	40%	Jan 1994	-	840
Macquarie Leisure Trust	100%	July 1998	6%	157
Macquarie Office Trust	100%	Nov 1993	< 1%	1,606
Macquarie ProLogis Trust	50%	June 2002	-	498
DIRECT INVESTMENT				
Macquarie Investment Trusts	100%	Unlisted	4.9% MITII & MHTII 9.7% MITIIIA 9.6% MITIIIB	272
TREASURY AND COMMODITIES GROUP				
Macquarie Apollo Trust	100%	Unlisted	-	56
Macquarie Titan Trust 1 and 2	100%	Unlisted	-	83
Macquarie Offshore Funds No. 3 Ltd (Sp^2 Alternative Strategy Hedge Funds - Dollar Guarantee Hedge Fund)	100%	Unlisted	-	23



SELECTED FUNDS UNDER MANAGEMENT NATURE OF BASE AND PERFORMANCE FEE BASIS

Fund	Base fee basis	Performance fee basis
Funds Management Group		
MFM funds	% varies by fund	% above benchmark return (for some funds and varying by fund)
AmInvestment Services Bhd/AmInvestment Management Sdn Bhd	% varies by fund	% above benchmark return (for some funds and varying by fund)
Macquarie-IMM Investment Management Co., Ltd	% varies by fund	% above benchmark return (for some funds and varying by fund)
Financial Services Group		
FSG retail funds	% varies by fund	% above benchmark return (varies by fund)
Banking and Property Group		
Macquarie CountryWide Trust	0.45% pa of total assets of the Trust (up to $700 million); plus 0.40% pa of the total assets of the Trust over $700 million.	If accumulated performance in a 6 month period is higher than the increase in the Retail Property Trust accumulation index, the manager is entitled to new units in the Trust with a value equal to 5% total increase in unitholder value from outperformance; and 15% of increased unitholder value above 2% outperformance per annum. Any underperformance in prior periods must be earned back before a performance fee becomes due. In certain circumstances payment of performance fees may be deferred to future payment periods.
Macquarie Goodman Industrial Trust accumulation	0.50% pa of total assets of the Trust (up to $700 million); plus 0.45% pa of the total assets of the Trust over $700 million.	If accumulated performance in a 6 month period is higher than the increase in the Industrial Property Trust index, the manager is entitled to new units in the Trust with a value equal to 5% total increase in unitholder value from outperformance; and 15% of increased unitholder value above 2% outperformance per annum. Any underperformance in prior periods must be earned back before a performance fee becomes due.
Macquarie Leisure Trust	0.25% pa of total assets of the Trust.	Incentive fee of 3.5% of amount available for distribution to unit holders.

Fund	Base fee basis	Performance fee basis
Macquarie Office Trust	0.45% pa of total assets of the Trust (up to $1 billion); plus 0.40% pa of the total assets of the Trust over $1.0 billion.	If accumulated performance in a 6 month period is higher than the increase in the Commercial Property Trust accumulation index, the manager is entitled to new units in the Trust with a value equal to: 5% total increase in unitholder value from outperformance; and 15% of increased unitholder value above 2% outperformance per annum. Any underperformance in prior periods must be earned back before a performance fee becomes due. In certain circumstances payment of performance fees may be deferred to future payment periods.
Macquarie ProLogis Trust	0.45% pa of indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust assets.	If accumulated performance in a 6 month period is higher than the increase in the S&P/ASX 200 Property 200 accumulation index, the manager is entitled to new units in the Trust with a value equal to: 5% total increase in unitholder value from outperformance; and 15% of increased unitholder value above 2% outperformance per annum. Any underperformance in prior periods must be earned back before a performance fee becomes due. In certain circumstances payment of performance fees may be deferred to future payment periods.
Investment Banking Group		
Global Infrastructure Funds (A through D)	0.5% pa of committed capital and 0.75% pa of the value of invested capital.	20% of the outperformance of the Fund (the benchmark being 15% pa compounded annually) each year, after making up for prior underperformances.
Hills Motorway Trust	$350,000 per annum, CPI adjusted.	N/A
Horizon Energy Investment Group	0.5% pa of the market capitalisation of Horizon. Payable quarterly in arrears.	N/A
Macquarie Airports	1.5% pa of first $500 million of the Net Investment Value (NIV)[1]; 1.25% pa for next $500 million of NIV; and 1.00% pa for NIV in excess of $1.0 billion. Payable quarterly in arrears (note - currently taken as stapled securities, not cash)	20% of outperformance relative to MSCI World Transportation Infrastructure Index after making up for prior under performances.

Fund	Base fee basis	Performance fee basis
Korean Road Infrastructure Fund	The Base Fee will be calculated as 1.30% per annum of Issued Capital, less cash and cash equivalents held by KRIF and will be calculated and payable in arrears within 10 business days of the end of each calendar quarter. Where commitments or drawdowns occur during the period, the relevant fee will be calculated pro rata for that period.	The performance Fee in relation to each investment of KRIF is an amount to be calculated at the time of receipt of each distribution by KRIF from the investment until the investment has been realised, whether the proceeds are full or partial realisation.
Macquarie Airports Group	0.5% pa of total commitments plus 1.0% pa of drawn commitments, less cash and cash equivalents (while unlisted).	20% of surplus cash of the fund after investors have been repaid their capital plus a return of 12% pa compounded (while unlisted).
Macquarie Communications Infrastructure Group	1.5% pa of first $500 million of the Net Investment Value (NIV)[1]; plus 1.25% pa for next $500 million of NIV; plus 1.00% pa for NIV in excess of $1.0 billion. payable quarterly in arrears	20% of outperformance relative to S&P/ASX 200 Industrials Accumulation Index, payable half yearly in arrears after making up for prior under performances.
Macquarie Infrastructure Group	1.25% pa of Net Investment Value (NIV)[2] of MIG at end of each quarter up to a NIV of $3 billion. For NIV greater than $3 billion, base fee is 1.00% pa of NIV in excess of $3 billion at the end of each quarter.	15% of outperformance relative to the S&P/ASX 300 Industrials Accumulation Index payable in three equal annual instalments, with 2nd and 3rd instalments subject to MIG's continual outperformance of the Index over the relevant two and three year period.
Southern Cross FLIERS Trust	$400,000 per annum, CPI adjusted.	N/A
Direct Investment		
Macquarie Investment Trusts	1.0% pa of total funds committed plus additional 0.5% based on funds invested.	20% of the gain over indexed cost base + 10% of that gain that represents more than a 20% IRR to unitholders, paid if total portfolio value of each trust at the time of realisation is greater than 110% of the total portfolio cost base.

[1]NIV for any quarter equals: average market capitalisation over the last 15 trading days of the quarter; plus amount of any external borrowings at the end of the quarter; plus amount of any firm commitments to make further investments at the end of the quarter; less cash balances at the end of the quarter.
[2]NIV for any quarter equals: average market capitalisation over the last 10 days of the quarter, plus amount of any borrowings at the end of the quarter, plus amount of any commitments to make further investments at the end of the quarter, less cash balances at the end of the quarter.



Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	14 April 2003 re Macquarie Airports (MAP)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	19 May 2003
No. of securities held prior to change	120,000 stapled securities in Macquarie Airports
Class	Ordinary
Number acquired	20,000 stapled securities in Macquarie Airports
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	All acquisitions were at $1.20 per stapled security.
No. of securities held after change	140,000 stapled securities in Macquarie Airports
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition.

G:\CAG\COS\HBORLAND\ASX\ALLPASS\jga19052003.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

21 May 2003

2003 ASX 76

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	174,415
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES (ex dividend)
5	Issue price or consideration	123,584 @ $14.29 each 39,998 @ $18.51 each 5,000 @ $18.89 each 5,833 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	174,415 on 21/05/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,777,815	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,698,360	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares, but are ex dividend as regards the 2003 final and special dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 21 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/News Release

Wednesday May 21, 2003

MACQUARIE BANK ESTABLISHES CANADA'S FIRST ESSENTIAL INFRASTRUCTURE INVESTMENT PARTNERSHIP

Macquarie Bank today announced the establishment of Canada's first private infrastructure partnership investing in essential infrastructure assets that will offer stable revenue and predictable cash flows. Macquarie Essential Assets Partnership (MEAP) has capital commitments for $C250 million ($284 million) predominantly from a range of Canadian pension funds, and plans to raise further equity this year.

The unlisted MEAP will target investments exclusively in utility assets such as electricity transmission and distribution networks, gas and other pipelines, gas distribution and certain water utilities. MEAP has a mandate to acquire assets in both Canada and the US (with US investments limited to 20 per cent of the fund's assets) and is focusing on cash yield, targeting returns of between 3 per cent and 5 per cent above the long term Government of Canada bond rate.

MEAP's seed investment is a 15 per cent stake in AltaLink, purchased from Macquarie. AltaLink owns North America's first independent electricity transmission network in Alberta, Canada. AltaLink's other owners are Canadian construction company SNC Lavalin, Ontario Teachers' Pension Plan Board and US independent transmission owner Trans-Elect.

MEAP is targeting a fund size of between $C400 million and $C500 million and a second close is anticipated later this year. Macquarie has committed $C50 million ($57million) to MEAP, of which it intends to hold $C30 million ($34 million) over the medium term. Canadian pension funds including British Columbia Investment Management Corporation (on behalf of the Province of British Columbia's pension funds) and New Brunswick Investment Management Corporation (on behalf of the public sector pension funds within the Province of New Brunswick) have made commitments to the fund.

Macquarie's Head of Infrastructure and Specialised Funds Anthony Kahn said MEAP, which will be managed by Macquarie Canadian Infrastructure Management Limited, was an ideal investment opportunity for Canadian pension funds and institutional investors looking for asset diversification.

"Macquarie has advised on over 30 assignments relating to essential assets in Canada over the past five years. With this base of knowledge we have been able to successfully establish a fund and will acquire strategic assets on behalf of investors.

"MEAP is Macquarie's third infrastructure fund in an overseas market where the equity has been raised predominantly from institutions from those markets," Mr Kahn said.

Infrastructure funds launched and sourced in foreign markets to date are:

- Korean Road Infrastructure Fund (KRIF) - Korea's first private infrastructure fund, established through a joint venture between Macquarie Bank and Shinhan Financial Group. KRIF announced it had received commitments of Won 367.5billion ($488 million) in April 2003 from of predominately Korean institutional investors and plans to raise addit ional funds this year;
- South Africa Infrastructure Fund (SAIF) – established in mid 2000 through a joint venture between Old Mutual Asset Managers in South Africa and Macquarie. The ZAR800 million ($167 million) SAIF fund has to date invested in three privately funded highway projects in South Africa.

Macquarie has substantial infrastructure funds under management, with over $16 billion invested in infrastructure assets worldwide. Infrastructure investments managed by Macquarie include assets in the transportation, water, telecommunications and energy sectors.

For further information, please contact:

Lisa Jamieson, Macquarie Bank Public Relations	+61 2 8232 6016
	+61(0)416 237 332
Erica Sibree, Macquarie Bank Investor Relations	+61 2 8232 5008
	+61 (0)413 026 309

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,167
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES (ex dividend)
5	Issue price or consideration	850 @ $14.29 each 6,817 @ $18.51 each 2,500 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,167 on 22/05/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,787,982 1,500,000 4,000,000	Fully paid ordinary Shares Converting Preference Shares (MBLPA) Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,688,193	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares, but are ex dividend as regards the 2003 final and special dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 22 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.


MACQUARIE
BANK

Macquarie Bank Limited

CLSA Virtual Odyssey

Allan Moss

Managing Director and Chief Executive Officer

21 May 2003


MACQUARIE
BANK

Latest result for year ending 31 March 2003

- → 33% increase in profit after tax
  - → A$250m to A$333m
- → 24% growth in EPS
  - → A132.83c to A164.84c
- → 15% growth in operating revenues
  - → A$1,600m to A$1,834m*
- → Ordinary dividends for the year – A93c
- → Special fully-franked dividend – A50 cps

*Adjusted result excludes Broadcast Australia Limited (formerly ntl Australia) transmission income and operating expenses for holding period form 2 April 2002 to 12 August 2002


MACQUARIE
BANK

A unique financial institution

- → Diversified financial services in Australia
- → Focused participant in international markets
- → Compound annual growth over a decade:
  - → Revenue – 21%
  - → NPAT – 19%
  - → EPS – 15%
- → P/E (historical) – 16.4

Market capitalisation:

Macquarie Bank (MBL):	A$5.6b	25th on ASX
Macquarie Bank listed "family":	A$18.3b	~10th on ASX

Market capitalisations as at close of business 16 May 2003


MACQUARIE
BANK

33 year history of profit growth

Consistent growth

Net Profit
After Tax
A$m
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
69
72
75
78
81
84
87
90
93
96
99
'02


MACQUARIE
BANK

Where the revenues come from

By type

A$m
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Fee and Commission – **61%**
Trading – 22%
Interest – **15%**


MACQUARIE
BANK

Revenue growth over the decade

5.6 times


(A$m)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

Profit growth over the decade

4.5 times

(A$m)
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

EPS growth over the decade

3.3 times

A cents
180
160
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

Funds Under Management growth over the decade

5.2 times

(A$b)
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Includes listed & unlisted (retail & wholesale) funds


MACQUARIE
BANK

Where the revenues come from

2003

Asset & Wealth Management 20%

Financial Markets 27%


Retail & traditional funds management
Infrastructure property & other specialist funds
Futures & brokerage
FX & commodities
Treasury & debt markets
Equity derivatives
Other lending
Banking & property lending
Equipment leasing etc
Financial products
M&A, advisory and underwriting (incl broking)

Lending 23%

Investment Banking 30%


MACQUARIE
BANK

Where the revenue comes from


30%

- Investment banking segment
  - No. 1 Project Finance adviser (Asia Pacific/Americas), No. 2 globally – *Project Finance International*
  - No. 1 M&A (Australia), Top 2 ECM house (Australia by value) – *Thomson Financial*
  - Institutional broking and research – coverage of 93% (by market capitalisation) of the ASX/S&P300 stocks
  - No. 1 for all debt issued into Australian market place calendar 2002 - *Thomson Financial Securities, INSTO*
  - Other specialist investment banking activities include property and financial products


MACQUARIE
BANK

Where the revenue comes from


23%

- Lending segment
  - Specialised banking services to select professional businesses e.g. real estate, accounting, financial planning
  - Over last five years banking loans up 12% p.a., deposits up 22% p.a.
  - A$9b securitised domestic mortgage portfolio
  - Leading market position in Australian protected lending products
  - Property development specialisation - funded over 10,000 residential dwellings since 1990
  - A$2.3b leases of auto and technology industries
  - Leading financier to gold mining industry


MACQUARIE
BANK

Where the revenue comes from


20%

- → Asset and wealth management segment
  - → Total funds under management - A$52.3b
    - → A$21.5b funds managed in infrastructure, property and other specialist funds
    - → A$19.4b of wholesale funds under management
    - → A$11.4b in retail funds under management
  - → Leading infrastructure and property trusts
  - → Australia's 4th largest retail broker
  - → Australia's fastest growing adviser administration platform (Wrap) and largest cash management trust - *ASSIRT*


MACQUARIE
BANK

Where the revenue comes from


27%

- Financial Markets segment
  - Leading Australian warrant issuer by value in 2002
  - Strong equity derivative teams internationally, particularly South Africa, Hong Kong
  - No 2 in Australian Futures execution in 2002 on Sydney Futures Exchange
  - Principal provider of liquidity to the precious metals sector in the Asian time zone
  - Leading participant in the London Metals Exchange
  - Growing international agricultural commodities hedging business


MACQUARIE
BANK

Active globally

Vancouver
Seattle
San Jose
San Diego
Toronto
Chicago
New York
Memphis
Houston
Jupiter
Sao Paulo
Dublin
London
Frankfurt
Munich
Vienna
Geneva
Cape Town
Johannesburg
Kuala Lumpur
Singapore
Tianjin
Seoul
Shanghai
Tokyo
Hong Kong
Labuan
Jakarta
Perth
Adelaide
Melbourne
Brisbane
Sydney
Auckland
Wellington
Christchurch

- Approximately 5000 employees
- 18 countries


MACQUARIE
BANK

Specialist Funds

World class assets –
M6 Toll, England




MACQUARIE
BANK

Specialist Funds

World class assets – Rome Airport,* Italy



*Direct and indirect interests of 28% through Macquarie Airports


MACQUARIE
BANK

Specialist Funds

World class assets –
warehouse, USA




MACQUARIE
BANK

Specialist Funds

World class assets – Highway 407*, Canada



*Diluted direct and indirect interests of 43% through Macquarie Infrastructure Group


MACQUARIE
BANK

Specialist Funds

World class assets – No. 8 Russell Street, Hong Kong


RESERVATION
ICCHO
JAPANESE
RESTAURANT


MACQUARIE
BANK

Some of our focussed international positions

- → Europe
  - → Project & infrastructure finance
  - → Infrastructure funds management
  - → Financial products
  - → Financial advisory
  - → Institutional stockbroking (Australian)
  - → Treasury & commodities activities
  - → Lease financing
  - → Enhanced Index funds management


MACQUARIE
BANK

Some of our focussed international positions

- Americas
  - Infrastructure and property funds management
  - Infrastructure advisory
  - Cross border finance
  - Institutional stockbroking (Australian)
  - Agricultural commodities hedging
  - Metals and mining financing
  - Debt Markets
  - Real estated banking
  - Mortgages


MACQUARIE
BANK

Some of our focussed international positions

- Asia
  - Equity derivatives
  - Stockbroking (Australian)
  - Infrastructure and property funds management
  - Traditional funds management
  - Infrastructure finance
  - Property & mortgages


MACQUARIE
BANK

How did we achieve this? – Growth through focus

- → Focus where we can add special value
- → Strong market positions in most Australian activities
- → Niche international markets:
  - →Leading participant:
    - →Infrastructure advice
    - →Infrastructure funds
    - →Structured finance
    - →Derivatives
  - →Growing participation:
    - →Property
    - →Resources advisory
    - →Funds management


MACQUARIE
BANK

Macquarie value compares favourably to other growth stocks

	MBL*	S&P MidCap 400 /Barra Growth^
Price/Earnings	16.4	21.9
Price/Book	3.3	3.7
Dividend yield (%)	3.4	0.7
Return on equity (%)	18.7	18.1

* As at 16 May 2003, MBL share price adjusted for A50 cent special dividend
^ S&P/Barra data as at 30 April 2003 (most current available information)


MACQUARIE
BANK

Outlook

- → Expect continued growth in revenue and earnings
- → Growth across most businesses subject to market conditions not deteriorating materially
- → Well positioned for any equity market improvement
- → Maintain our long-term strategy
  - → Full service in Australia
  - → Focussed international operations


MACQUARIE
BANK

Macquarie Bank Limited

CLSA Virtual Odyssey

Allan Moss

Managing Director and Chief Executive Officer

21 May 2003

2003 ASE 80

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	27 February 2003 but 18 December 2002 re shares in Macquarie Bank Limited

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 May 2003
No. of securities held prior to change	793,803 fully paid Macquarie Bank Limited ordinary shares
Class	Fully paid ordinary shares in Macquarie Bank Limited
Number acquired	2,781
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$74,434.30

G:\CAG\COS\HBORLAND\ASX\JOHNSON\mrj19052003.doc

+ See chapter 19 for defined terms.

No. of securities held after change	796,584 fully paid Macquarie Bank Limited ordinary shares, (of those 93,803 were acquired pursuant to the Macquarie Bank Staff Share Acquisition Plan)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition of fully paid ordinary shares.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 23 May 2003

2003 ASX 81

03 JUL 11 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES (ex dividend)
5	Issue price or consideration	5,000 @ $17.07 each 1,600 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6,600 on 23/05/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,794,582	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,676,282	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares, but are ex dividend as regards the 2003 final and special dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 23 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	3 December 2002 but 2 September 2002 regarding Macquarie Bank securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	See below.
Date of change	19 and 20 May 2003
No. of securities held prior to change	364,604 Macquarie Bank Limited ordinary shares (of which 152,104 were acquired via the Macquarie Bank Staff Share Acquisition Plan) held by David Clarke and 316,849 Macquarie Bank Limited fully paid ordinary shares held by Karii Pty Limited, a company in which David Clarke has a relevant interest. Macquarie Bank Limited unlisted options over unissued ordinary shares held by Lacuna Nominees Pty Limited as nominee for David Clarke: • 106,250 options exerciseable at $14.29 each and expiring on 28 August 2003; • 25,000 options exerciseable at $23.94 each and expiring on 30 August 2005; • 63,000 options exerciseable at $34.71 each and expiring on 31 August 2006; and • 78,400 options exerciseable at $30.51 each and expiring on 30 August 2007.

G:\CAG\COS\HBORLAND\ASX\CLARKE\dsc16052003.doc

+ See chapter 19 for defined terms.

Class	Fully paid ordinary shares
Number acquired	3,856 shares acquired on-market by Karii Pty Limited on 19 May 2003. 3,939 shares acquired on-market by David Clarke on 19 May 2003. 106,250 shares acquired on exercise of the employee options below on 20 May 2003. None of these shares will be entitled to Macquarie Bank's ordinary final and special dividends to be paid on 2 July 2003.
Number disposed	106,250 options exerciseable at $14.29 each and expiring on 28 August 2003 were exercised on 20 May 2003
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$103,207.00 in respect of the on-market acquisitions by Karii Pty Limited. $105,428.52 in respect of the on-market acquisitions by David Clarke. $1,518,312.50 in respect of the shares acquired on exercise of options by David Clarke.
No. of securities held after change	474,793 Macquarie Bank Limited ordinary shares (of which 152,104 were acquired via the Macquarie Bank Staff Share Acquisition Plan) held by David Clarke and 320,705 Macquarie Bank Limited ordinary shares held by Karii Pty Limited, a company in which David Clarke has a relevant interest. Macquarie Bank Limited unlisted options over unissued ordinary shares held by Lacuna Nominees Pty Limited as nominee for David Clarke: • 25,000 options exerciseable at $23.94 each and expiring on 30 August 2005; • 63,000 options exerciseable at $34.71 each and expiring on 31 August 2006; and • 78,400 options exerciseable at $30.51 each and expiring on 30 August 2007.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades and options exercises as described above.

G:\CAG\COS\HBORLAND\ASX\CLARKE\dsc16052003.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of new contract	On 16 May 2003, David Clarke and Karii Pty Limited each entered into Zero Cost Collar transactions with Macquarie Bank Limited in respect of 100,000 and 152,104, respectively, fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the five years from 16 May 2003, in respect of those shares. On 20 May 2003, David Clarke entered into a similar Zero Cost Collar transaction with Macquarie Bank Limited in respect of 106,250 fully paid ordinary Macquarie Bank shares, which has the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the five years from 20 May 2003, in respect of those shares. All of the transactions above were made in the ordinary course of Macquarie Bank's business and on the Bank's ordinary commercial terms for such transactions. The transactions utilise cash-settled options and hence do not involve the transfer of any shares in the Bank.
Nature of interest	Direct in the case of David Clarke. Indirect in the case of Karii Pty Limited, a company in which David Clarke has a relevant interest.
Name of registered holder (if issued securities)	David Clarke and Karii Pty Limited
Date of change	16 and 20 May 2003
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Macquarie Bank Limited fully paid ordinary shares
Interest acquired	See description in "Detail of new contract" above.
Interest disposed	See description in "Detail of new contract" above.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$529,633.10 and $330,972.56 in respect of the transactions by David Clarke in respect to the 100,000 and 106,250 shares, respectively. $348,204.58 in respect of the transaction by Karii Pty Limited.

G:\CAG\COS\HBORLAND\ASX\CLARKE\dsc16052003.doc

+ See chapter 19 for defined terms.

Interest after change	David Clarke and Karii Pty Limited have each entered into Zero Cost Collar transactions with Macquarie Bank Limited in respect of 100,000 and 152,104, respectively, fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the five years from 16 May 2003, in respect of those shares. David Clarke has entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 106,250 fully paid ordinary Macquarie Bank shares, which has the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below current levels and disposing of the benefit of any share price movements above a nominated level over the five years from 20 May 2003, in respect of those shares. David Clarke continues to have a cash-settled put option exerciseable against Macquarie Bank Limited, in relation to 212,500 fully paid Macquarie Bank Limited shares pursuant to a Shared Appreciation Loan entered into with Macquarie Bank Limited in June 2001. Karii Pty Limited also continues to have two cash-settled put options exerciseable against Macquarie Bank Limited, in relation to 58,000 and 150,000, respectively, fully paid Macquarie Bank Limited shares pursuant to two Shared Appreciation Loans entered into with Macquarie Bank Limited in June 2001 and December 2001, respectively. Being cash-settled, the put options do not involve the transfer of any shares in the Bank.

Dated 23 May 2003

G:\CAG\COS\HBORLAND\ASX\CLARKE\dsc16052003.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	27 February 2003 but 18 December 2002 re shares in Macquarie Bank Limited

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 May 2003
No. of securities held prior to change	793,803 fully paid Macquarie Bank Limited ordinary shares
Class	Fully paid ordinary shares in Macquarie Bank Limited
Number acquired	2,781
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$74,434.30

G:\CAG\COS\HBORLAND\ASX\JOHNSON\mrj19052003.doc

No. of securities held after change	796,584 fully paid Macquarie Bank Limited ordinary shares, (of those 93,803 were acquired pursuant to the Macquarie Bank Staff Share Acquisition Plan)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition of fully paid ordinary shares.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 23 May 2003

G:\CAG\COS\HBORLAND\ASX\JOHNSON\mrj19052003.doc

2003 ASE 83

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

26 May 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 23 May 2003, was 0.0413%.

Yours faithfully,

Dennis Leong
Company Secretary

2003 ASX 84



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	37,833
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,668 @ $14.62 each 24,165 @ $18.51 each 5,000 @ $18.89 each 3,000 @ $19.00 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	37,833 on 26/05/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,832,415	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,638,449	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 26 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

2003 ASX 55

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	73,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	28,168 @ $14.29 each 42,665 @ $18.51 each 2,500 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	73,333 on 27/05/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	204,905,748	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,553,614	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 27 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	3 December 2002 but 15 August 2002 re Macquarie Airports (MAP)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 May 2003
No. of securities held prior to change	6,000 fully paid Macquarie Airports (MAP) stapled securities
Class	Fully paid stapled securities
Number acquired	6,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.23 per stapled security

G:\CAG\COS\HBORLAND\ASX\MARTIN\brm23052003.doc

+ See chapter 19 for defined terms.

No. of securities held after change	12,000 MAP fully paid stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

27 May 2002

2003 ASX 87

7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	108,626
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	28,334 @ $13.32 each 7,500 @ $14.29 each 14,000 @ $14.47 each 5,668 @ $14.59 each 5,668 @ $14.62 each 30,583 @ $18.51 each 12,500 @ $20.29 each 2,723 @ $23.94 each 1,650 @ $24.24 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	108,626 on 28/05/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,014,374 1,500,000 4,000,000	Fully paid ordinary Shares Converting Preference Shares (MBLPA) Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,444,988	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

2003 ASX 58

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


MACQUARIE
BANK

ASX/Media Release

Thursday May 29, 2003

MR PETER KIRBY JOINS MACQUARIE BANK BOARD

Macquarie Bank Chairman David Clarke today announced the appointment of Mr Peter Kirby to the Macquarie Bank Board as an Independent Non-Executive Director, effective 28 June 2003.

Mr Clarke said the Board would benefit greatly from the depth and breadth of Mr Kirby's considerable business and management expertise gained over 30 years in a variety of roles, most recently as Managing Director and CEO of CSR Ltd.

Mr Clarke said: "Mr Kirby presided over CSR's transformation into one of the world's top ten building material groups in five years, culminating in its successful demerger into two independent, listed companies, Rinker Group Limited and CSR Limited."

With the demerger completed, Mr Kirby will leave CSR shortly.

The transformation included 47 transactions valued at $4.3 billion (including divesting 22 businesses) and followed a review of corporate strategy and a major overhaul of senior management. During this period, CSR's earnings per share, return on equity and share price all increased significantly.

Prior to joining CSR, Mr Kirby was with Imperial Chemical Industries PLC for 25 years in a variety of senior management positions around the world. These included CEO of ICI Paints, responsibility for the group's coatings businesses worldwide, and membership of the Executive Board of ICI Plc.

In November 2002, Mr Clarke announced that the Bank would appoint two new Independent Directors by not later than June 30, 2003. Professor John Niland was appointed to the Board in February 2003. The appointment of Mr Kirby will bring the Macquarie Bank Board membership to ten, including six Independent Directors.

For further information, please contact:

David Clarke, Chairman, Macquarie Bank Limited	02 8232 3413
Matthew Russell, Public Relations, Macquarie Bank Limited	02 8232 4102
	0410 699 532



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	133,223
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	13,000 @ $18.51 each 97,500 @ $18.89 each 16,667 @ $20.18 each 6,056 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	133,223 on 29/05/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,147,597	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,311,765	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 29 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2003 ASE 90

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

30 May 2003

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney, 2000

Dear Sir/Madam

Issue Price for Shares to be issued under the Dividend Reinvestment Plan (DRP) in July 2003

Please be advised that the issue price for new shares to be allotted pursuant to the operation of the Macquarie Bank Limited DRP in respect of the ordinary final and special dividend to be paid on 2 July 2003 will be $27.02 per share. This includes the 2.5% discount to the market value, calculated in accordance with the DRP rules.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	48,584
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	16,834 @ $14.29 each 17,000 @ $15.60 each 13,750 @ $18.51 each 1,000 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	48,584 on 30/05/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,196,181	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,255,255	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 30 May 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	23 May 2003 but 3 December 2002 re Macquarie Balanced Growth Fund

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Wig Nominees Pty Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary.
Date of change	28 May 2003
No. of securities held prior to change	501,976.18 Macquarie Balanced Growth Fund units
Class	ordinary units
Number acquired	Nil
Number disposed	80,775.35 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$76,331.85
No. of securities held after change	421,200.83 Macquarie Balanced Growth Fund units

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of unlisted units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 30 May 2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,416
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	17,000 @ $14.29 each 8,750 @ $18.51 each 1,666 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27,416 on 2/06/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,223,597	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,227,839	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 2 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

2003 ASX 94

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,283
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	17,500 @ $14.29 each 10,783 @ $18.51 each 5,000 @ $18.89 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	33,283 on 3/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,256,880	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,194,556	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 3 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	96,459
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,917 @ $14.29 each 14,167 @ $15.23 each 55,416 @ $18.51 each 20,959 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	96,459 on 4/06/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,353,339	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,098,097	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the +securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 4 June 2003.

(Company Secretary)

Print name: Dennis Leong

= = = = =

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	3,332 @ $24.56 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,332 on 5/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,356,671	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,083,099	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 5 June 2003.

(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2003 ASX 98

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3315 Facsimile 8232 4414

5 June 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 16 May 2003, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 5,668 options exercisable at $14.59 each and expiring on 18 September 2003 (MBLAAX);
- 11,336 options exercisable at $14.62 each and expiring on 25 September 2003 (MBLABB);
- 14,000 options exercisable at $14.47 each and expiring on 21 August 2003 (MBLACJ);
- 198,328 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 28,334 options exercisable at $13.32 each and expiring on 15 February 2004 (MBLACY);
- 11,334 options exercisable at $14.18 each and expiring on 23 February 2004 (MBLADE);
- 17,000 options exercisable at $15.60 each and expiring on 25 February 2004 (MBLADG);
- 107,500 options exercisable at $18.89 each and expiring on 31 March 2004 (MBLADI);
- 5,668 options exercisable at $14.36 each and expiring on 27 April 2004

(MBLADK);

- 5,000 options exercisable at $17.07 each and expiring on 28 April 2004 (MBLADL);
- 14,168 options exercisable at $14.48 each and expiring on 28 June 2004 (MBLADT);
- 171,238 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 3,000 options exercisable at $19.00 each and expiring on 19 August 2004 (MBLAEA);
- 18,364 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 3,332 options exercisable at $18.51 each and expiring on 25 November 2004 (MBLAET);
- 12,500 options exercisable at $20.29 each and expiring on 29 November 2004 (MBLAEU);
- 16,667 options exercisable at $20.18 each and expiring on 20 January 2005 (MBLAFD);
- 34,952 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 8,000 options exercisable at $18.51 each and expiring on 6 March 2005 (MBLAFN);
- 1,666 options exercisable at $18.51 each and expiring on 3 August 2005 (MBLAFV);
- 1,650 options exercisable at $24.24 each and expiring on 15 August 2005 (MBLAGG); and
- 8,332 options exercisable at $24.56 each and expiring on 24 August 2005 (MBLAGN).

Thus, at 31 May 2003 the number of issued fully paid ordinary $1.00 shares was 205,196,181.

Since the last notification to the ASX, there have been no new options issued.

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 1,668 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 5,207 options exercisable at $27.15 each and expiring on 11 January 2006 (MBLAHV);
- 7,570 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);

- 2,018 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 8,046 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118); and
- 230 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124).

The number of options on issue at 31 May 2003 was 24,255,255, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,435,852	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	734,766	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	1,585	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0055	3,768	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,365,067	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	946,279	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	228,326	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	311,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0180	5,000	$27.74	12/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBLACG	50,000	$14.89	12/06/2003
MBLACJ	14,334	$14.47	21/08/2003
MBLACK	820,774	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003
MBLACR	5,667	$12.73	6/12/2003
MBLACS	14,167	$15.23	7/12/2003
MBLACU	11,334	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLADE	5,667	$14.18	23/02/2004
MBLADI	5,000	$18.89	31/03/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	120,334	$14.36	27/04/2004
MBLADL	6,500	$17.07	28/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADS	5,668	$17.11	25/06/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	4,223,008	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	22,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	405,232	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	50,000	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	37,500	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	14,168	$18.51	25/11/2004
MBLAEU	50,000	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	10,000	$19.52	10/12/2004
MBLAFD	16,667	$20.18	20/01/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,452,966	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	14,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	103,100	$23.94	11/08/2005
MBLAFV	11,668	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	3,350	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	9,168	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAHZ	4,166	$28.51	23/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	24,255,255		

2 cc 5ASX99

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,836
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,666 @ $13.50 each 10,002 @ $14.29 each 5,668 @ $17.11 each 12,500 @ $18.08 each 6,000 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	39,836 on 6/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,396,507	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,043,263	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 6 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

7C03 ASY 100

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

ASX Release

Friday 6 June 2003

MACQUARIE BANK ISSUES SUBORDINATED NOTES

Macquarie Bank Limited ('Macquarie') announced this morning it had priced an EUR200 million Subordinated Eurobond issue. The issue was sold to more than twenty offshore investors from Europe, the Middle East and Asia.

Issue details were as follows:

Instrument:	Subordinated Floati ng Rate Notes issued under the Macquarie US$10 Billion Debt Instrument Programme
Expected Issue rating:	S & P A- (outlook stable) Moody's A3 (outlook stable) Fitch A (outlook stable)
Structure:	10 year non call 5 year
Amount:	EUR200,000,000
Maturity Date:	20 June 2013 (if not called prior to this date)
Call Option:	Macquarie has the right to call the Notes after 5 years subject to APRA approval
Settlement Date:	20 June 2003
Step-up:	50 basis points
Coupon:	3 month Euribor + 75 basis points
Issue Price:	99.765
Withholding tax:	The Notes will be exempt from Australian withholding tax
Listing:	Luxembourg Stock Exchange

Joint Lead Managers: Barclays Capital
Citigroup Global Markets Limited

For further information, please contact

Craig Shapiro
Executive Director, Treasury
Macquarie Bank Limited
Tel: (02) 8232 3375

82-34740

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

Macquarie Bank Limited

VOLUME VII

Releases to the Australian Stock Exchange made in 2003 (continued)

2003 ASX 101

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3800 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10 June 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 6 June 2003, was 0.0412%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,330
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	50,000 @ $14.89 each 13,332 @ $18.51 each 4,998 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	68,330 on 10/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,464,837	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,974,933	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 10 June 2003.
(Company Secretary)

Print name: Dennis Leong

= = = = =

+ See chapter 19 for defined terms.

2003 ASX 105

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

11 June 2003

Company Announcements Office
Australian Stock Exchange
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Macquarie Bank Limited

Pursuant to Listing Rule 4.11, please be advised that as at 31 May 2003 Macquarie Bank had on issue the following "debt securities" (as defined in the Listing Rule 19.12):

Macquarie Income Securities (MBLHB)

4,000,000 on issue (in conjunction with Macquarie Finance Limited) with a total outstanding face value of $400,000,000.

Yours faithfully

Dennis Leong
Company Secretary


MACQUARIE
BANK

Macquarie Bank Limited

UBS Warburg Financial Services Conference

Allan Moss

Managing Director and Chief Executive Officer

Andrew Downe

Group Head, Treasury and Commodities

12 June 2003


MACQUARIE
BANK

Agenda

The cultural keys to Macquarie's success

Allan Moss
Managing Director and Chief Executive Officer

Treasury and Commodities
– a case study of action at the edge

Andrew Downe
Group Head, Treasury and Commodities


MACQUARIE
BANK

Snapshot of result for year ended 31 March 2003

- → 33% increase in profit after tax attributable to ordinary equity holders
  - → A$250m to A$333m
- → 24% growth in EPS
  - → A132.8c to A164.8c
- → 15% growth in operating income
  - → A$1,600m to A$1,834m*
- → Ordinary dividends for the year – A93 cps
- → Special fully-franked dividend – A50 cps

*Adjusted result excludes Broadcast Australia Limited (formerly ntl Australia) transmission income and operating expenses for holding period form 2 April 2002 to 12 August 2002


MACQUARIE
BANK

Where the revenues come from

2003

Asset & Wealth Management 20%
Financial Markets 27%
Retail & traditional funds management
Infrastructure, property & other specialist funds
Other lending
Banking & property lending
Equipment leasing etc
Futures & brokerage
FX & commodities
Treasury & debt markets
Equity derivatives
M&A, advisory and underwriting (incl broking)
Financial products
Lending 23%
Investment Banking 30%


MACQUARIE
BANK

33 year history of profit growth




Net Profit
After Tax
attrib. to
ordinary
equity holders
A$m
Consistent growth
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
69
72
75
78
81
84
87
90
93
96
99
'02


MACQUARIE
BANK

Income growth over the decade

5.6 times

(A$m)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

Profit growth over the decade

4.5 times

(A$m)
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

EPS growth over the decade

3.3 times

A cents
180
160
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

Funds Under Management growth over the decade

5.2 times

(A$b)
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Includes listed & unlisted (retail & wholesale) funds


MACQUARIE
BANK

The action is at the edge....


MACQUARIE
BANK


MACQUARIE
BANK




MACQUARIE
BANK


MACQUARIE
BANK


MACQUARIE
BANK


MACQUARIE
BANK


MACQUARIE
BANK


MACQUARIE
BANK


MACQUARIE
BANK


MACQUARIE
BANK

The action is at the edge

- → We expect every business to take responsibility for its growth
  - → including recommending strategy
- → The role of the centre is to provide an environment which fosters entrepreneurial activity
  - → risk management the key role of the centre


MACQUARIE
BANK

Freedom within boundaries


Credit Risk
Limits
Flexibility
Brand
Management
Responsibility for
recommending
strategies and
products
Market Risk
Limits
Operational
Standards


MACQUARIE
BANK

Advantages of freedom within boundaries

- → Encourages entrepreneurial endeavour
- → Operating decisions made by those closest to clients, markets and business problems
- → Provides a sense of real business ownership
- → Top management remain focussed on
  - → risks arising from market and industry forces
  - → issues of medium and long term significance
- → Risk of big mistakes minimised


MACQUARIE
BANK

Commitment to growth

→ Predominantly organic growth

→ Continue to invest through the cycle

→ Supported by personnel and remuneration systems


MACQUARIE
BANK

Focus on people

→ Careful hiring

→ Provide opportunities

→ Respect contribution

→ Excellent motivation and retention


MACQUARIE
BANK

Encourage commitment

- → Every business must be viable through the cycle
- → Tough times are an opportunity to increase market share
- → Reward commitment


MACQUARIE
BANK

Remuneration system

- → Critical factor in delivering for all stakeholders
- → Key features:
  - → Consistent approach
  - → Market rate of base pay
  - → At-risk profit share tied to performance, formula-driven since inception
  - → Medium and long-term deferral and retention arrangements
- → Significant staff equity participation
- → Impact on the business:
  - → Encourages long-term commitment
  - → Consistency provides staff with security to venture into new businesses
  - → Aligns interests of staff with shareholders


MACQUARIE
BANK

Treasury and Commodities: fast growth in slow growth markets

Consistently profitable in diverse conditions

- → 365% increase in revenue over the decade
- → Many products in many locations
- → Profits up 40% in 2003


MACQUARIE
BANK

Agenda

The cultural keys to Macquarie's success

Allan Moss
Managing Director and Chief Executive Officer

Treasury and Commodities – a case study of action at the edge

Andrew Downe
Group Head, Treasury and Commodities


MACQUARIE
BANK

2003 – Record year

- → Profits up 40% on pcp
- → 23% contribution to Bank profits
- → Every major Division achieved a record or near record result
- → Strong and increased contributions to Group profit:
  - → Metals and Mining
  - → Foreign Exchange
  - → Treasury
  - → Agricultural Commodities
- → Increasing market shares, increased product and market diversity
- → Achieved without increasing risk profile or costs


MACQUARIE
BANK

Net income growth

365% increase over the decade


Net income
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

Increased diversity of income








% of total net income
in 1999
100%
0%
Debt
Markets
Agricultural
Commodities
Risk
Advisory
Services
Futures
Foreign
Exchange
Treasury
Metals and
Mining
% of total net income
in 2003
100%
0%

MACQUARIE BANK

Focussed risk management

Credit Risk – Flat

Total credit reserve per month

Apr-00
Aug-00
Dec-00
Apr-01
Aug-01
Dec-01
Apr-02
Aug-02
Dec-02
Apr-03

Market Risk – Low and Flat

Total daily price volatility

Apr-00
Sep-00
Feb-01
Jul-01
Dec-01
May-02
Oct-02
Mar-03


MACQUARIE
BANK

Growth of the business – long-term planning for long-term growth

Area of growth	1999*	2003*
Total Staff	195	346
International based businesses	None	2 – Agricultural Commodities and Energy Markets
Offshore staff	3	82
Management	Sydney only	Head of Treasury and Commodities London businesses, London based Division Head of Energy Markets
Settlements	From Sydney	From Sydney
Compliance staff	Sydney only	3 in London, 2 in NY
Credit staff	Sydney only	3 in London
Legal staff	Sydney only	2 in London
IT staff	Sydney only	2 in London, 1 in NY

* As at 31 March


MACQUARIE
BANK

Metals and Mining Division – Active Globally


MACQUARIE
BANK

Metals and Mining Division - Active Globally

CANADA
UNITED STATES
MEXICO
CHILE
ARGENTINA
CHINA
JAPAN
PHILIPPINES
AUSTRALIA
NEW ZEALAND
SOUTH AFRICA
Antarctica

MACQUARIE BANK

Agricultural Commodities Division – Freedom within boundaries

→ Bound by appropriate controls

- →Independent credit risk sign-off
- →Market risk limits
- →New product approval process
- →Operational risk standards

→ Within these boundaries, the Division is free to decide:

- →Business strategy
- →Product offerings
- →Client lists
- →Staffing, including relocation as appropriate
- →Cost base


MACQUARIE
BANK

Agricultural Commodities Division - Commitment to growth

→ Acquired from Bankers Trust in 1999. Since then:

- →230% approximate increase in net trading income
- →Increase in staff numbers from 11 to 35
- →Increase in staff locations to include Geneva, Sao Paolo, New York and London
- →Geographic expansion – now servicing clients in every continent except Antarctica
- →Increase in product diversity – now active across 6 additional agricultural commodities (coffee, cocoa, wool, soy complex, corn and cotton)


MACQUARIE
BANK

New ventures – Rationale for pursuing energy sector

- → Established market - high level of energy related revenue generated by global investment banking competitors (Goldman Sachs, Morgan Stanley and Bank of America)
- → Appropriate timing - energy merchant collapses (Enron, etc.) opened up opportunities in terms of staff and clients
- → Previous success in establishing offshore businesses
- → Offshore infrastructure in place
- → Ability to act on opportunity made entry possible:
  - → Existing derivative capabilities used over new asset classes
  - → Stronger and larger balance sheet to support expansion
  - → Ability to attract key staff with relevant industry expertise


MACQUARIE
BANK

New ventures – Energy Markets Division

- → Established in July 2002, based in London
- → Headed by returning Macquarie employee with significant industry experience
- → Team of 10, including 4 external hires, focussed on growing the business
- → Aiming to build a niche in structured client solutions - structuring and trading oil and gas products
- → Current and prospective client list predominantly new names for Macquarie


MACQUARIE
BANK

New ventures – Macquarie Energy Capital

- → Established operations in July 2002, based in Houston, Texas
- → Team of 5, including 4 external hires
- → Management based in Sydney with detailed oversight of the business
- → Focussed on oil and gas mezzanine finance targeting small to medium cap producers
- → Similar style transactions to asset backed derivative and finance deals with small cap mining companies (Metals and Mining Division)


MACQUARIE
BANK



Outlook

→ Optimistic about prospects for the next 12 months due to:

  → Leading market positions
  → Business diversity
  → Stable cost base
  → International growth initiatives
  → New ventures

→ Will continue to focus on selective expansion

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,000 @ $14.29 each 21,000 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26,000 on 13/06/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,490,837	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,948,933	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 13 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence G Cox
Date of last notice	5 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	N/A
No. of securities held prior to change	162,478 fully paid ordinary Macquarie Bank Limited shares ("Shares") held directly. 207,692 Shares held by ANZ Nominees Pty Limited, as nominee for Juanla Holdings Pty Limited, as trustee for the LGC Superannuation Fund of which Laurence Cox is a beneficiary.
Class	Fully paid ordinary Macquarie Bank Limited shares
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

No. of securities held after change	162,478 Shares held directly (of which 27,478 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 207,692 Shares held by ANZ Nominees Pty Limited, as nominee for Juanla Holdings Pty Limited, as trustee for the LGC Superannuation Fund of which Laurence Cox is a beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No change.

Part 2 – Change of director's interests in contracts

Detail of new contract	On 6 June 2003, Laurence Cox entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 112,478 Shares, which has the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below a nominated level, which is below the current share price, and disposing of the benefit of any share price movements above a nominated level, which is above the current share price, over the period to 10 August 2005. Being cash-settled, the put options do not involve the transfer of any Shares.
Nature of interest	Direct
Name of registered holder (if issued securities)	N/A
Date of change	6 June 2003
No. and class of securities to which interest related prior to change *Note: Details are only required for a contract in relation to which the interest has changed*	112,478 Shares
Interest acquired	See description in "Detail of new contract" above.
Interest disposed	See description in "Detail of new contract" above.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$85,933.19

Interest after change	Laurence Cox has entered into a Zero Cost Collar transaction with Macquarie Bank Limited in respect of 112,478 Shares, which has the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below a nominated level, which is below the current share price, and disposing of the benefit of any share price movements above a nominated level, which is above the current share price, over the period to 10 August 2005.

13 June 2003

2003 ASX 106 B

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	23 May 2003 re shares in Macquarie Bank Limited

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	N/A
No. of securities held prior to change	796,584 fully paid Macquarie Bank Limited ordinary shares
Class	Fully paid ordinary shares in Macquarie Bank Limited
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

G:\CAG\COS\HBORLAND\ASX\JOHNSON\mrj05062003.doc

+ See chapter 19 for defined terms.

No. of securities held after change	796,584 fully paid Macquarie Bank Limited ordinary shares, (of those 93,803 were acquired pursuant to the Macquarie Bank Staff Share Acquisition Plan)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No change.

Part 2 – Change of director's interests in contracts

Detail of new contract	On 5 June 2003, Mark Johnson entered into two Zero Cost Collar transactions with Macquarie Bank Limited, each in respect of 50,000 fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below nominated levels, which are below the current share price, and disposing of the benefit of any share price movements above nominated levels, which are above the current share price, over the period to 10 August 2004, in respect of the first 50,000 shares and over the period to 10 August 2005 in respect of the second 50,000 shares.
Nature of interest	Direct.
Name of registered holder (if issued securities)	N/A
Date of change	5 June 2003
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	100,000 fully paid ordinary Macquarie Bank shares
Interest acquired	See description in "Detail of new contract" above.
Interest disposed	See description in "Detail of new contract" above.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$7,515.00

G:\CAG\COS\HBORLAND\ASX\JOHNSON\mrj05062003.doc

+ See chapter 19 for defined terms.

Interest after change	Mark Johnson has entered into two Zero Cost Collar transactions with Macquarie Bank Limited in respect of 100.000 fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below nominated levels, which are below the current share price, and disposing of the benefit of any share price movements above nominated levels, above the current share price, over the period to 10 August 2004 in respect of 50,000 shares and over the period to 10 August 2005 in respect of the other 50,000 shares. Mark Johnson continues to have a cash-settled put option exerciseable against Macquarie Bank Limited, in relation to 150,000 other fully paid Macquarie Bank Limited shares pursuant to a Shared Appreciation Loan entered into with Macquarie Bank Limited in June 2001. Being cash-settled, the put options do not involve the transfer of any shares in the Bank.

Dated 13 June 2003

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,832
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	12,500 @ $14.29 each 25,666 @ $18.51 each 2,666 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	40,832 on 16/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,531,669	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,906,193	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 16 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2003 ASX 108

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	34,132
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	3,168 @ $14.29 each 27,632 @ $18.51 each 3,332 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	34,132 on 17/06/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,565,801	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,872,061	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 17 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	15,000 @ $18.51 each 5,000 @ $19.52 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,000 on 18/06/03

Number	+Class

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,585,801	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,852,061	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with *Cross reference: rule 7.7*	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 18 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	13,000 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13,000 on 19/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,598,801	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,839,061	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 19 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,168
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	8,168 @ $14.29 each 15,000 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23,168 on 20/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,621,969	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,815,893	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 20 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,834
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,834 @ $14.29 each 5,000 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,834 on 24/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,632,803 1,500,000 4,000,000	Fully paid ordinary Shares Converting Preference Shares (MBLPA) Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,805,059	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 24 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE BANK
2003 ANNUAL REVIEW


MACQUARIE
BANK

www.macquarie.com.au

02 Highlights
08 Chairman's and Managing Director's Report
12 Management and organisation
18 Investment Banking Group
20 Treasury and Commodities Group
21 Banking and Property Group
22 Equity Markets Group
23 Funds Management Group
24 Financial Services Group
25 Other Groups and Divisions
32 Corporate Governance Statement

40 Directors' report
48 Directors' report schedule
50 Consolidated statement of financial performance
51 Consolidated statement of financial position
52 Consolidated statement of cash flows
53 Discussion and analysis
54 Notes to and forming part of the concise financial statements
60 Directors' declaration
61 Independent audit report
62 Financial summary since listing
63 Directory of Groups and Divisions
64 Contact directory

Macquarie continued to establish itself as a key player in infrastructure advisory internationally. During the year Macquarie was financial adviser to Tubelines on the $11.5 billion program to upgrade and maintain the infrastructure of the Jubilee, Northern and Piccadilly lines of the London Underground network – helping to cement this as a core area of expertise and growth potential for the Bank.

In 1813 Lachlan Macquarie, Governor of the colony of New South Wales, overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching out the centres and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence). This single move not only doubled the number of coins in circulation but increased their total worth by 25 per cent and prevented the coins from leaving the colony.

Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol of the Macquarie Bank Group.

Macquarie Bank's 2003 Annual General Meeting will be held at 10.30am on Thursday, 31 July 2003 at The Westin Sydney, in the Grand Ballroom, Lower Level, No.1 Martin Place, Sydney.

Details of the business of the meeting are contained in the separate Notice of Meeting sent to security holders.

The Macquarie Bank Group's annual report consists of two documents – the 2003 Annual Review (incorporating the Concise Report) and the 2003 Financial Report. The Annual Review provides an overview of the Group's operations and a summary of the financial statements.

If you would like a copy of the 2003 Financial Report, please call us on 612 8232 3333 or visit www.macquarie.com.au/investorrelations


MACQUARIE
BANK

Macquarie Bank Limited ACN 008 583 542

Highlights

— Profit from ordinary activities after tax attributable to ordinary equity holders increased 33 per cent to $333 million
— Operating income increased 15 per cent to $1,834 million*
— Earnings per share increased 24 per cent to $1.65
— Return on average ordinary shareholders' funds was 18.7 per cent
— International income contributed 24 per cent of the Group's income
— Total assets grew by $2.3 billion to $32.5 billion
— Ordinary dividend of 93 cents per share for the year (interim dividend franked to 85 per cent and final dividend fully franked)
— Special dividend of 50 cents per share declared (fully franked)
— Capital adequacy ratio 21.4 per cent



Reported Annual Net Profit Attributable to Ordinary Equity Holders
$ million year ended 31 March
300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Return on Average Ordinary Equity Holders' Funds
% pa year ended 31 March
30
25
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003



Relative Contribution to Profit**

	2003	2002
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
TOTAL INVESTMENT BANKING	49%	61%
TREASURY AND COMMODITIES	[illegible]	[illegible]
BANKING AND PROPERTY	[illegible]	[illegible]
EQUITY MARKETS	[illegible]	
FUNDS MANAGEMENT	[illegible]	[illegible]
FINANCIAL SERVICES	[illegible]	[illegible]
DIRECT INVESTMENT	[illegible]	

** [illegible]

Consolidated Profit

YEAR ENDED 31 MARCH	2003 $M*	2002 $M	% CHANGE
TOTAL INCOME	[illegible]	[illegible]	[illegible]
TOTAL EXPENSES	[illegible]	[illegible]	[illegible]
PRE-TAX PROFIT	[illegible]	[illegible]	[illegible]
INCOME TAX EXPENSE	[illegible]	[illegible]	[illegible]
PROFIT AFTER TAX	[illegible]	[illegible]	[illegible]
OUTSIDE EQUITY INTEREST	[illegible]		
DISTRIBUTION ON MACQUARIE INCOME SECURITIES	[illegible]	[illegible]	
PROFIT AFTER TAX ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS	[illegible]	[illegible]	[illegible]

Ratings

	SHORT TERM	LONG TERM
[illegible]	[illegible]	[illegible]
MOODY'S INVESTORS SERVICE	[illegible]	[illegible]
STANDARD & POOR'S	[illegible]	[illegible]

* [illegible]


Strive for profitability
Profit is ultimately why we are in business. We seek to achieve consistently superior profitability and we take pride in our profit record. Profitability is fundamental to our success. It funds our continued growth and rewards both our shareholders and our employees.
Macquarie has achieved consistent
growth. Our profit has been driven
focus on areas where our skills and
a real advantage for clients. As a result we
established leading positions in a diverse range
of international markets and regions. This strategy has
also delivered strong results throughout challenging
market and economic cycles. Macquarie's commitment
to diversity of business activity has rewarded
shareholders with long-term, stable profit growth.


Integrity
Integrity means being accountable for mistakes and
understanding that the manner in which we do busin
and the imprint we leave, is just as important as
business itself. At Macquarie we provide an en
that encourages staff to make their personal
their team, clients, customers and community
activities we are judged by the

Chairman's and Managing Director's Report

Despite the challenging market conditions the Bank achieved its eleventh successive record profit, which illustrates resilience and ability to produce solid results through the economic cycle. We remain committed to our long-term strategy of full service investment banking in Australia and focusing on selected business activities in international markets.

Result

The Macquarie Bank Group (the Bank, Macquarie) delivered another record result in the financial year to 31 March 2003. Consolidated after tax profit attributable to ordinary equity holders increased 33 per cent to $333 million and consolidated pre-tax profit increased 31 per cent to $429 million. Earnings per share increased 24 per cent from $1.33 to $1.65.

Total operating income[*] rose by 15 per cent to $1.8 billion. Trading, fee and commission and interest income were up on the previous year. Fee and commission income contributed approximately 61 per cent of income and rose 11 per cent on the previous corresponding period.

Continuing cost management initiatives around the Bank were evidenced by a decrease in the expense to income ratio from 77.8 per cent to 74.9 per cent. The Bank remains strongly and conservatively capitalised, with a Tier 1 capital ratio of 19.0 per cent which provides the ability to both support business initiatives and maintain good credit ratings.

The past year was perhaps the most difficult in recent history marked by terrorism, war, global uncertainty and equity market declines around the world. Despite the challenging market conditions, the Bank achieved its eleventh successive record profit, which illustrates resilience and ability to produce solid results through the economic cycle.

The significant increase in profit reflects the strength of the Bank's business and the diversity of its operations across a wide variety of markets and locations. This result also reflects the benefits that have flowed from the Bank's capital raising that was undertaken in September 2001 and the subsequent investments that have been made to grow our business.

Although the Bank's share price fell during the course of the year Macquarie outperformed most other peer investment banks in terms of total shareholder returns during the period. Total shareholder return reflects the value of a shareholding over time and assumes that dividends are reinvested into new shares when dividends are paid.

Review of operations

All six major business Groups made solid contributions to the record result.

The Investment Banking Group continued to perform well in a difficult environment and its performance was marginally up on the prior year.

The Group maintained its position as a world leader in project and other structured financings and was ranked the 2002 No.1 project finance adviser in the Asia Pacific and in the Americas regions, and No.2 globally by industry publication *Project Finance International*. The Group was also ranked as No.1 mergers and acquisitions adviser in Australia in 2002 by *Thomson Financial*.

Strategic initiatives during the year included the launch of three new infrastructure funds in Australia – Macquarie Airports (MAP), Macquarie Communications Infrastructure Group (MCG) and Southern Cross FLIERS Trust (SCF) – and a road infrastructure fund in South Korea (Korean Road Infrastructure Fund (KRIF)). While the market performance of MAP (with interests in Sydney, Bristol, Birmingham and Rome airports) was disappointing, the operating environment for the aviation industry has been extremely difficult and the fund's management remains confident in the asset values and the scope for continued operational improvement at all its airports. Macquarie Essential Assets Partnership (MEAP), a Canadian essential infrastructure fund was launched in May 2003.

Macquarie Capital continued to strengthen its position as a quality financial services provider to the corporate, professional, government and small business sectors. Leasing books increased by 21 per cent from $1.5 billion to $2.3 billion through organic growth.

Institutional Stockbroking's profitability was down due to lower issuance fees and stock holdings relating to underwriting shortfalls. However, secondary brokerage revenues were maintained.

The Treasury and Commodities Group had another outstanding year with every Division achieving a record or near-record result. Metals and Mining, Foreign Exchange, Treasury and Agricultural Commodities all delivered particularly good results.

The Group's contribution was driven by increased market share and product and market diversity without increasing its risk profile or costs. In addition, two new businesses were launched: an energy trading business based in London and an oil and gas mezzanine finance business based in Houston.

The Banking and Property Group posted its fifth consecutive record profit, with increased contributions from the Property, Banking and Golf and Leisure businesses. Property funds under management (including associates) increased by 50 per cent from $4.8 billion to $7.2 billion. The Macquarie ProLogis Trust was listed in June 2002 and has performed strongly during the period, outperforming the S&P/ASX Property 200 Accumulation Index by 21 per cent for the nine months to 31 March 2003. Macquarie ProLogis was named "Best Newly Listed Company in Australia" for 2002 by *Asiamoney* magazine.

The Equity Markets Group's contribution to profit was well up on the previous record result last year despite the continuing adverse trading conditions that prevailed in most global equity markets. The Australian operations benefited from resilient investor demand and performed strongly by maintaining leading market shares. Although the profitable alliance with Standard Bank in South Africa was terminated as planned during the year, a new South African equity derivatives business alliance has since been entered into with Nedbank Limited.

The Funds Management Group's contribution was broadly in line with the prior corresponding period despite the contraction of the overall Australian funds management industry. This result was primarily due to the increased contribution of the Group's international business. The Group's funds under management grew by 13 per cent from $27.3 billion to $30.7 billion.

After posting moderate losses over the past two years due to a major development of technology systems and consolidation of its services, the Financial Services Group achieved profitability this year, in line with expectations, despite difficult market conditions. This result was largely due to continued growth in client numbers and revenue. Wrap assets under administration increased by 42 per cent from $3.9 billion to $5.5 billion, making it the fastest growing Australian administrative platform in 2002 according to leading industry consultant ASSIRT. The Macquarie Cash Management Trust grew 7 per cent from $8.2 billion to $8.8 billion, holding more than 20 per cent market share. Continued cost efficiencies have also been achieved through the restructure and streamlining of systems and back office functions.

Long-term performance

Macquarie has continued to deliver strong earnings growth over the long term. This has given rise to growth in shareholder total shareholder returns of approximately 550 per cent for the period since the listing of the Bank's shares in July 1996 and 31 March 2003, as shown in the graph below. This compares very favourably with the returns generated by the other top 50 Australian listed companies over the period (average total shareholder return of approximately 57 per cent). At 31 March 2003, of the top 50 companies on the ASX, where Macquarie Bank listed, 14 companies had delivered total shareholder returns [illegible].

Macquarie total shareholder return versus the All Ordinaries accumulation index



MACQUARIE BANK TOTAL SHAREHOLDER RETURNS
ALL ORDINARIES ACCUMULATION INDEX

[*] Adjusted to exclude the Broadcast Australia transmission income and operating expenses for the trading period from 2 April 2002 to 12 August 2002.

Chairman's and Managing Director's Report continued

Long-term performance continued

The diversity of our businesses not only differentiates us from our competitors but also allows us to generate earnings that are less volatile than our investment banking peers.

The consistently strong results produced by the Bank can be attributed to the continued implementation of strategies focusing on areas where we can add special value, developing annuity income streams and continuing to develop a portfolio of businesses providing income diversity.

Commitment to specialist funds strategy

We are committed to our specialist funds strategy of creating and growing vehicles which give investors exposure to specific asset classes in areas such as property and infrastructure. We believe that our skills in these particular areas give us a competitive advantage in acquiring and managing assets and thereby delivering superior returns to shareholders. As the graph on page 11 illustrates, this strategy has delivered outstanding value to most investors in the specialist funds over the long term.

We aim to continue to build portfolios of world class assets in our infrastructure and property funds.

Management approach

The Bank has maintained its commitment to a strategy of selective international expansion and has entered markets where there is a genuine opportunity to add value. This has been achieved via organic growth supplemented by joint ventures with local market partners or small acquisitions in niche markets. During the year, Macquarie increased its international network of offices to include Dublin (Ireland), Geneva (Switzerland), Houston, San Jose, San Diego and Memphis (USA) and Labuan (Malaysia).

Staff numbers grew despite the difficult market conditions and significant job losses in the investment banking industry both in Australia and around the world. These difficult market conditions have provided some of our businesses with an opportunity to increase market share and demonstrate commitment to our clients, thereby positioning us to deliver future growth.

Macquarie has continued to focus on organic growth by building new businesses. In addition to the launch of a number of new specialist funds, various new business initiatives were undertaken during the year. These included the establishment of new equity derivatives alliances in South Africa and South Korea, an energy trading business based in London and an oil and gas mezzanine finance business based in Houston.

Our potential for continued organic growth by successfully building new businesses, depends on our ability to reward our people for their achievements.

Macquarie has maintained a consistent approach to remuneration, with minor adjustments reflecting regular review. Features of the Bank's remuneration are:

- Base remuneration determined by reference to market conditions.
- Formula-driven profit share scheme (applied since Macquarie Bank's inception) based on levels of profitability and return on capital that provides for a significant portion (in the case of senior executives a large portion) of remuneration being at risk and tied to performance.
- Significant staff equity participation (encouraged through an options scheme and employee share acquisition plans).
- Profit share deferral and retention arrangements that encourage long term commitment.

The principles of this remuneration structure have been publicised since the Bank's listing in 1996 and have aligned the interests of staff with those of our shareholders, contributed to generating strong long term performance and created long term management and staff commitment.

During the year the Board engaged an independent consulting firm to perform a study of Macquarie's executive remuneration levels and current remuneration practice. The study confirmed that the level of executive remuneration is appropriate and competitive relative to peer organisations. However, some adjustments have been made to remuneration arrangements for senior executives to further align staff interests with those of our shareholders. These changes will result in senior management (Executive Directors) compulsorily investing a minimum of one third of their deferred profit share in Macquarie Bank shares from 2004 onwards. Up to two thirds of the deferred profit share may be invested on an optional basis.

Strong prudential risk management has been a key to the Bank's success over many years. The Risk Management Division is an independent, centralised unit responsible for assessing and monitoring risks across the Macquarie Bank Group. Macquarie has a systematic approach to managing risk with a special emphasis on the main risks faced by the Group including market risk, credit risk, liquidity risk, operational risk, and legal compliance and documentation risk. This approach has served the Bank well and will continue to be a key area of management focus.

Business principles

We are committed to upholding the highest ethical and business standards. The values to which we aspire are summarised in our principles:

- Integrity
- Client commitment
- Fulfilment for our people
- Teamwork
- Strive for profitability
- Highest standards

These values form the basis of our culture right across the Bank, they guide all of our actions, and they are essential to our success.

Corporate governance

Macquarie Bank introduced a number of significant corporate governance initiatives during the year. The initiatives are part of the Board's continuing review of corporate governance and reflect its ongoing commitment to the best representation of shareholder interests.

- The Board resolved to have a majority of independent directors. In February 2003, Professor John Niland was appointed to the Macquarie Bank Board as an independent director. Professor Niland's appointment brings further depth to the management expertise of the Board, particularly in the areas of science and technology, philanthropy, environmental regulation and education. In May 2003, Peter Kirby, until recently Chief Executive Officer of CSR Limited, was also appointed as a new independent director to commence on 28 June 2003. Mr Kirby brings significant industrial company management and international experience to the Board. On Mr Kirby joining the Board, it will comprise six independent directors out of ten.
- A Corporate Governance Committee was established, chaired by an independent director, Kevin McCann.
- David Clarke stepped down as Chair of the Bank's Remuneration Committee. Independent director Helen Nugent now chairs this committee.
- All other Board Committees will comprise a majority of independent directors, with the Audit and Compliance Committee comprising only independent directors.

The listed specialist infrastructure and property funds managed by Macquarie are well advanced in meeting the Bank's new corporate governance framework for its managed funds.

Further information on the Bank's corporate governance is provided in the corporate governance statement beginning on page 37.

Dividend policy and special dividend

The Bank will pay a fully franked final dividend of 52 cents per share for the year to 31 March 2003 and a special fully franked dividend of 50 cents per share. The special dividend delivers to ordinary shareholders franking credits which will become available as a result of the tax consolidation regime recently introduced by the Federal Government.

This brings total dividends for the year to $1.43 per share, compared to 93 cents per share for the year ended 31 March 2002 (franked to 70 per cent). The interim dividend of 41 cents per share was franked to 85 per cent.

Having achieved full franking of the ordinary dividend, the Bank has revised its ordinary dividend policy such that dividends in future periods will grow in line with earnings. The Bank will target a payout ratio each year in the range of 50 per cent to 60 per cent, subject to a floor of 93 cents per ordinary share per annum. It is expected that future dividends will be at least 80 per cent franked.

Outlook

As noted elsewhere in this Annual Review, there are many initiatives underway across the Bank and we therefore remain positive about prospects for continuing growth. In particular, subject to no further material deterioration in market conditions, we expect to increase both revenue and profits further in the 2003/2004 financial year. We also expect to maintain or enhance our strong market positions. We believe we are well positioned to benefit from any improvement in equity markets and plan to continue our long term strategy of full service in Australia and focused operations in international markets. The outlooks for the individual operating Groups are provided at the end of each Group's description on the following pages.

David Clarke Executive Chairman

Allan Moss Managing Director and Chief Executive Officer

Macquarie family of listed funds: accumulated performance versus S&P/ASX 300 accumulation index since January 1996



Management and organisation

Key to Macquarie's success is a unique management style that aims to provide individual businesses with a balance between operating freedom, controls on risk limits and observance of professional standards.

This approach is reflected in the Bank's organisational structure. It is designed to be non-hierarchical and encourages a sense of ownership and entrepreneurial endeavour by business managers.

The Bank's activities are organised into six operating Groups which focus on defined product or market segments. The six Groups are:
— Investment Banking Group
— Treasury and Commodities Group
— Banking and Property Group
— Equity Markets Group
— Funds Management Group
— Financial Services Group

Each Group comprises several Divisions. The six Groups have the operating freedom to develop and implement business and strategy, new products and services, market initiatives and domestic and international alliances.

Outside the major business Groups is a specialist business, Macquarie Direct Investment, which is responsible for managing the Bank's private equity activities.

Strong prudential management has been fundamental to the Bank's success over many years and all business activities are encompassed by a robust risk management framework. The Risk Management Division manages financial risks including credit risk (risk of counterparty default), market risk (risk arising from changes in price or volatility of the underlying index or asset within trading portfolios), operational risk (risk of error or loss due to failed or inadequate internal processes, people and systems or from external events), legal compliance risk and liquidity risk.

A network of support areas provides the infrastructure that enables the Bank's businesses to operate. These include the Information Services Division (systems and communications technology), the Corporate Affairs Group (comprising Human Resources, Business Services, Financial Operations, Business Improvement, Company Secretarial, Investor Relations and Taxation) and the Quantitative Applications Division.

A full directory of the Bank's Groups and Divisions is set out on page 63.

All businesses operate within overall guidelines and specific parameters set by the Board and Executive Committee to central group comprising the Chairman, Managing Director, Deputy Managing Director, business heads and Head of Risk Management. The focus of central management is on risks to the Bank arising from market and industry forces and issues of medium and long term significance.



Information Services Division
Nigel Smyth
Macquarie Direct Investment
Sandy Lockhart
Funds Management Group
David Deverall
Equity Markets Group
Othmar Weiss
Risk Management Division
Executive Chairman
Deputy Managing Director
Board of Directors
Executive Committee
Central Executive
Quantitative Applications Division
John Green
Banking and Property Group
Bill Moss
Treasury and Commodities Group
Andrew Downe
Risk Management Division
Nick Minogue
Financial Services Group
Peter Maher
Investment Banking Group
Nicholas Moore
Corporate Affairs Group
Greg Ward


LONGINES
LONGINES
LONGINES

8am Sydney, 6am Seoul, 11pm London: regardless of where our people are in the world, where our clients are located or the time of day, our service commitment remains constant. Through technologies such as secure computer network access cards, we can stay in contact with projects, transactions and team members to deliver a seamless and dedicated service to our clients.

Central to the success of Macquarie is our commitment to our clients. They are the core of our business and our recognition of this drives us to serve them with unswerving dedication. When acting for our clients, their interests come first absolutely. Not all our dealings are for clients – sometimes we act as a principal or arranger. However, in all our dealings we will always act fairly and honestly and disclose the nature of our role. We treat all those with whom we deal with professionalism, courtesy and respect – it is essential that we honour without reservation our obligations to maintain the confidentiality of our clients' information.

Client commitment

SAFEWORD™

SILVER 2000

SECURE COMPUTING



The Investment Banking Group continued to perform well in a difficult environment and maintained its position as a world leader in project and other structured financings.

The Investment Banking Group achieved a solid full year result in a difficult environment, marginally up on its prior year performance. The Group comprises Corporate Finance (including Infrastructure and Specialised Funds), Financial Products, Macquarie Capital, Institutional Stockbroking and Macquarie Research Equities.

Corporate Finance includes the Group's Advisory, Equity Capital Markets and Infrastructure and Specialised Funds businesses. Within Corporate Finance, activities fall into six specialist industry sectors: Infrastructure, Resources, Industrials, Property, Financial Institutions, and Telecommunications, Media, Entertainment and Technology (TMeT).

The Australian and New Zealand Corporate Finance advisory business had a strong year, ranking as the No. 1 mergers and acquisitions (M&A) adviser in Australia for 2002 (*Thomson Financial*), while the equity capital markets business performed well to maintain its No. 2 ranking for equity funds raised by transaction value (*Thomson Financial*). Specialised funds under management increased 57 per cent from $9.8 billion to $15.4 billion and continued to expand with the establishment of three new Australian specialist infrastructure funds and one international fund:

- Macquarie Airports (MAp) – a listed Australian fund focused on investment in airports
- Macquarie Communications Infrastructure Group (MCG) – a listed Australian based fund with investment in communications infrastructure
- Southern Cross FLIERS Trust (SCF) – an investment vehicle with listed units providing an opportunity to invest in Sydney Airport
- the unlisted Korean Road Infrastructure Fund (KRIF) – an unlisted fund investing predominantly in South Korean toll roads and tunnels.

Macquarie Essential Assets Partnership (MEAP), a $284 million Canadian essential infrastructure fund, was launched in May 2003.

MAp, with interests in Sydney, Bristol, Birmingham and more recently Rome airports, experienced a disappointing market performance. However, the fund's management team remains confident of the underlying asset values and is confident of continuing to make operational improvement at all of its airports. At the annual general meeting in May 2003, MAp announced an increase in its June 2003 forecast distribution to 5 cents per security which represents a 72 per cent increase on the July 2002 prospectus forecast of 2.9 cents per security.

Performance fees were received during the year on some of the Group's funds – Macquarie Infrastructure Group (MIG), MCG and South Africa Infrastructure Fund (SAIF).

In the infrastructure sector, Macquarie continued its strong development and was ranked by *Project Finance International* as the No 1 global investment bank project finance adviser in Asia Pacific and the Americas, and No. 2 globally.

International highlights included:

- advising Tubelines in the UK on the landmark $11.5 billion program to upgrade and maintain the infrastructure of three lines of the London Underground network, under a 30-year service contract
- advising BC Gas, Ontario Teachers' Pension Plan Board and Borealis Infrastructure Management Inc in Canada on the $1.3 billion acquisition of the Express Pipeline System
- advising on the $119 million purchase of container and stevedoring businesses from CN Rail Marine in Canada
- advising MIG on its acquisition of the proposed $945 million SR125 toll road in San Diego, US
- advising Kesas Sdn Bhd in Malaysia on a $395 million debt restructuring plan incorporating a public issue of Islamic debt securities
- establishing KRIF, which announced its first toll road investment in Kwangju and also secured exclusive or preferred positions in several other toll roads in South Korea
- advising Powerco in New Zealand on its acquisition of certain assets from United Networks Limited, for $744 million including underwriting New Zealand's largest equity raising of the year as well as assisting in its first ever jumbo placement and in the arrangement of a $679 million debt facility.

Australian highlights included:

- advising AGL on the $880 million acquisition of Pulse Energy
- advising the Westlink consortium, which included MIG, Transurban, Leightons Contractors and Abigroup, on the successful bid for the $2.2 billion Western Sydney Orbital, Australia's largest privately financed project and largest urban toll road
- advising the Southern Cross consortium which included, among others, MAp, Macquarie Airport Group (MAG), Ferrovial Aeropuertos and HOCHTIEF AirPort, on the $5.6 billion acquisition of Sydney Kingsford Smith Airport
- advising MAp, MAG and Macquarie's Global Infrastructure Fund (GIF) on the acquisition of a 44.7 per cent interest in Rome Airports
- the initial public offering (IPO) of the $600 million SCF, which was one of the largest hybrid deals in the Australian market and the first structure of its type.

In the resources sector, Macquarie built on its domestic strength, advising Placer Dome on the $2.4 billion acquisition of AurionGold, Burrup Fertilisers on a $679 million project financing of a greenfield ammonia fertiliser plant in Western Australia and Centennial Coal on the $331 million acquisition of Powercoal and providing associated equity raising, debt arranging and an equity bridge facility. The Resources team further expanded its international expertise and capability globally, advising Francisco Gold in North America on its $443 million merger with Glamis Gold.

Macquarie's expertise in the industrials sector was demonstrated through advising leading companies on M&A and equity capital markets opportunities. Macquarie advised Constellation Brands on its $2.4 billion merger with BRL Hardy to create the world's largest wine company, and was joint lead manager on Qantas' $718 million equity raising undertaken in August 2002. The team also advised Goodman Fielder on the $2.4 billion takeover bid by Burns Philp.

In a strong year, the property team broadened its revenue base and had several highlights, including its role as lead manager, underwriter and financial adviser on the $246 million IPO of Valad Property Group, one of the first stapled securities investing in property to be offered via an IPO. The team also advised Coles Myer on the $390 million sale of Sydney Central Plaza to Westfield Trust.

The financial institutions team increased its contribution this year. Highlights included its role in advising AXA Australia on the sale of its health insurance business, where the Bank participated in a consortium that acquired AXA Health for $395 million. The team was lead underwriter of a $550 million reset preference share issue and managed the $300 million buyback for Insurance Australia Group.

In a difficult year for the TMeT sector, Macquarie acquired Broadcast Australia (formerly NTL Australia) from NTL Inc as the seed asset for the $300 million IPO of MCG. MCG's security price has performed strongly and an inaugural distribution was made to security holders.

The **Financial Products** Division provides alternative investments and cross border leasing solutions for clients. The overall contribution from Financial Products was down on the previous year with the US leasing business experiencing a downturn due chiefly to economic conditions. Nevertheless, there were a number of highlights including arranging leases for lessees including Land Austria and Linz AG (Austria), Swisscom (Switzerland), Qantas (Australia), SNCB (Belgium) and Chicago Transit Authority and New Jersey Transit (US).

Financial Products also arranged the refinancing of $1.2 billion of infrastructure bonds for Citylink Melbourne Limited and raised $109 million for the Macquarie Forest Funds capital protected funds product. The Macquarie Nine Film and Television Fund and two series of the Titan protected hedge funds in New Zealand were launched during the year.

Macquarie Capital, which carries out the Investment Banking Group's balance sheet activities, [illegible] its global product mix [illegible] information technology [illegible] equipment and motor vehicle [illegible] leasing books increased [illegible] per cent from $1.0 billion to $[illegible] billion. Further growth is expected [illegible] new initiatives [illegible] infrastructure and [illegible].

The contribution from **Institutional Stockbroking** and **Macquarie Research Equities** reflected the year's difficult market conditions. Profit from Institutional Stockbroking was down due to lower commission fees and stockholding related to underwriting shortfalls. However, secondary brokerage revenues were maintained and there was further revenue growth from the domestic client base. Macquarie Research Equities continues to offer extensive research on Australian and New Zealand stocks, covering 93 per cent (by market capitalisation) of the ASX/S&P 300 stocks.

Outlook

For the next 12 months the Group anticipates an increase in revenue and profit assuming no material deterioration in equity market conditions. Growth is expected in infrastructure activities and specialised funds, with the growth of existing funds and the creation of new, particularly off-shore, funds. A continued focus on off-shore offerings will result in the development of new funds and asset classes, with areas of focus being MEAP in Canada, investment by KRIF, pursuing diversified infrastructure opportunities in Europe and potential toll roads in China. Subdued equity market conditions continue to affect corporate equity issuance and M&A activity. The Group's advisory and equity capital markets businesses are well placed to maintain their market positions and [illegible] with a healthy and [illegible] deal pipeline. [illegible] the Group has [illegible] KRIF launched [illegible] a joint [illegible] [illegible] billion [illegible] Alinta [illegible] by the [illegible] AMP [illegible]. The Group expects to [illegible] strong market [illegible] [illegible].

The Treasury and Commodities Group's contribution was driven by increased market share and product and market diversity.

TREASURY AND COMMODITIES GROUP CONTRIBUTION TO PROFIT [illegible]



Every major Division within the Group achieved a record or near record result, with Metals and Mining, Foreign Exchange, Treasury and Agricultural Commodities Divisions all making strong and increased contributions to Group profit. The 40 per cent increase in Group contribution on last year was largely driven by increased market share and product and market diversity, without increasing the risk profile or costs.

Metals and Mining Division offers price making, derivative trading and financing across a range of base and precious metals. The Division greatly benefited from increased volatility which increased transaction activity. The Division opened an office in Houston, US during the year focusing on mezzanine finance opportunities in the oil and gas sector. Profitability in this new business is expected in the short term.

Foreign Exchange Division provides 24 hour price making services in G7 currency spot, forward and option products to Australian and international corporates and institutions. The Division also tailors structured term hedging currency solutions for clients. The Division again enjoyed its most profitable year with all businesses significantly increasing their profit contribution. The growth in profitability reflected higher volume, increased market share and diversity of products such as the Internet delivery business offering margined spot trading to offshore clients in various currencies.

Treasury Division is responsible for management of the Bank's balance sheet, liquidity and interest rate exposure. This year, Macquarie further consolidated its position in global funding markets by undertaking a number of successful public and private transactions. While maintaining conservative management of the Bank's balance sheet and liquidity profile, the Division delivered an increased contribution, an excellent result given extreme volatility and market uncertainty.

Agricultural Commodities Division provides risk management solutions to the agricultural industry globally, its core business being the provision of tailored, over the counter hedging transactions. The Division produced an outstanding result, more than doubling the profit achieved in the prior corresponding period. Sugar was again a large contributor due to volatile market conditions, followed by grain, cocoa and cotton which all performed above expectations.

Debt Markets Division originates, places and structures debt for its clients in primary capital markets. It also supports its clients in secondary and trading markets in securities, interest rate and credit derivatives. The Division was a solid contributor to the Group with performance in line with the prior corresponding period, ranking first in the *Thomson Financial Securities and INSTO magazine* Australian league tables for all debt issued into the Australian market place for the calendar year. It also successfully grew its businesses, including an alliance in South Africa with ABSA Bank Limited.

Futures Division maintained its position as a leading execution and clearing member of the Sydney Futures Exchange. The Division has an established client base comprising many of Australia's leading fund managers, government and public enterprises and international banks. The Division recorded a solid result, consistent with the prior corresponding period.

Risk Advisory Services provides independent advice on risk and financial management and outsourced management of debt and asset portfolios to clients in commodity and treasury markets. It had a strong year, contributing significantly more profit than in the prior corresponding period.

Economic Research Division provides economic and financial trend analysis for business units and clients of the Bank. The Division also provides the Bank's views on significant economic policy issues to the media and industry groups. The Division has seen an increase in demand for services by several of the Bank's major corporate institutional investment clients.

Energy Trading Division began operations in London this year focusing on providing risk management solutions to oil industry participants globally. While this is a start up business with little income contribution, the transaction growth is encouraging with profitability expected in the near term.

Outlook

Treasury and Commodities Group operates in variable markets with conditions in these markets the key factor in the Group's future performance. It will be carefully monitoring exposures given the expected more challenging credit environment and will be seeking opportunities where reduced supply of credit allows it to enter a market with an appropriate return. The Group is optimistic about prospects for the next 12 months due to its leading market positions, business diversity and international growth initiatives. It will continue to focus on selective expansion, with the new energy trading and finance businesses reinforcing its focus on income diversity.

The Banking and Property Group posted its fifth consecutive record profit with increased contributions from the Property, Banking and Golf and Leisure businesses.



Banking and Property Group posted its fifth consecutive record contribution, up 38 per cent on the prior corresponding period.

During the year, **Macquarie Property** and its associates increased property funds under management (including associates) by 50 per cent from $4.8 billion to $7.2 billion.

Property Investment Management listed Macquarie ProLogis Trust (MPR) on 26 June 2002. MPR is the first Australian listed property trust investing in North American industrial property. MPR outperformed its peer index for the period from listing to 31 March 2003 and was named Australia's 'Best Newly Listed Company' for 2002 by *Asiamoney* magazine. Macquarie CountryWide Trust (MCW) continued to diversify its portfolio, making nine acquisitions in Australia, New Zealand and the US. In recognition of substantially increased activity in North America a new division, Property Investment Management – North America, will operate from 1 April 2003.

Property Investment Banking participated in transactions totalling more than $3 billion and directly raised equity and debt of over $500 million. Domestic highlights included:

the $105 million debt raising for the Proximity residential development in Sydney

— the arrangement of the $283 million syndicated debt facility for Latitude, a commercial development at World Square in Sydney

— the launch of Macquarie Real Estate Equity Fund No 2, the Division's second wholesale property development fund.

International highlights included the acquisition of three office towers in Seoul, South Korea by the Macquarie advised Schroder Asian Properties Fund, and Waratah Gardens, the highly awarded residential development in China was fully sold at a higher than projected return to investors.

Property development loan volumes grew strongly in **Property Finance** during the year, up 18 per cent. The closure of the New Zealand office allowed resources to be directed to a second North American office planned for southern California in mid 2003. The Division's loan portfolio is strong, with irregular loans comprising only 0.1 per cent of the total loan portfolio.

Macquarie Capital Partners is a US based real estate investment banking business providing capital raising and advisory services. During the year it was responsible for facilitating the establishment and expansion of relationships with Regency Centers, in joint venture with Macquarie CountryWide Trust, ProLogis, culminating in the listing of MPR, and Archstone-Smith, one of the leading apartment community owners in the US, with whom opportunities are being explored.

Golf and Leisure launched a specialist finance business during the year and now includes development finance, funds management and advisory services for the leisure and lifestyle industries. Medallist Developments, Macquarie's joint venture with Greg Norman's Great White Shark Enterprises, had continued strong growth. Medallist projects are located in Australia, the US and Mexico and have a total development value of $[illegible] billion.

The Group established a new Division, **Macquarie Community Partnerships,** to undertake property based public private partnerships with both federal and state governments. The Division will seek to establish partnerships with government, taking the role of developer and financier to deliver community based outcomes.

The **Banking** Division significantly increased its profit contribution. Growth was driven by an increase in both loan and deposit volumes, increased client use of Internet banking and productivity improvements following a restructure of the client service platform. Fee income as a percentage of total revenue improved following the successful introduction of fee generating services and products.

Margin Lending continued to grow both margin lending and protected lending products, making another record profit contribution with significant business volumes. During the year, a new feature known as Covered Calls was introduced, enabling clients to generate income by writing call options over shares held within their margin loan facility. The business was also first to market with two new products – Russian protected [illegible] and Geared Equities Investment Plan, a new protected loan with a shared upside feature.

Securitisation and Mortgages experienced a significant increase in new business generated through its retail and wholesale channels, with a domestic mortgage portfolio of more than $9 billion. [illegible] billion securitised bond deals were issued from the PUMA [illegible] program during the year. The Division's international expansion strategy [illegible] mortgage business [illegible] US and [illegible].

Outlook

[illegible]

EQUITY MARKETS GROUP CONTRIBUTION TO PROFITS

The Equity Markets Group's contribution was well up on last year and it maintained its leading domestic market shares.

Equity Markets Group undertakes the Bank's principal trading, risk arbitrage and market making activities in equities and equity derivatives. It utilises its risk management skills to originate equity based financial solutions and products for retail and wholesale clients and operates the Bank's equity finance operations.

Equity Markets Group's contribution to profit was well up on the prior corresponding period recovering from last year's break-even result. The result was achieved despite adverse trading conditions in the majority of markets in which the Group operates. The Australian business made the most of resilient investor demand and performed strongly. In Asia, the Hong Kong and the Japanese markets experienced low investor activity levels but both businesses were profitable. In Europe, the business made a trading profit for the year but high operating costs resulted in a net loss.

The **Australian** operation enjoyed a very good year with the resilient domestic economy supporting continued demand for retail product. Macquarie was the leading warrant issuer by volume and, again by value in 2002 (Australian Stock Exchange (ASX)). Excellent progress was made in diversifying and expanding the offering of both retail and wholesale derivative products. A number of significant corporate derivative transactions were completed during the year.

A new international trading desk (ITD) was established in Australia during the second half. This desk is responsible for management of international market risks in the markets where the Group does not have a physical presence including the US. The European trading activity of the Group was integrated into the ITD as at year end.

In its last year of operation, the **South African** equity derivatives alliance with The Standard Bank of South Africa produced another very strong result. However, in accordance with the original terms of the agreement, the alliance ended in March 2003. The equity derivatives market in South Africa still remains attractive and consequently Macquarie has formed a new equity derivatives business alliance with Nedbank Limited, one of the leading commercial banks in South Africa. The business is anticipated to run for at least five years and Macquarie will receive a fee linked to the success of the business. The Group's prior experience in this market means the start-up phase should be shorter than usual and the new business is expected to achieve a small profit in its first year of operation.

The Group's equity derivatives business in the **Hong Kong** market returned to profitability following adverse market and regulatory conditions the preceding year. This was an excellent result given the difficult trading conditions where demand for retail financial products declined and market activity levels reached six year lows. Macquarie improved its market share and increased its sales of listed and unlisted financial products and added successful new products including equity linked instruments over international shares.

The **European** business, now in its third year of operation, made a trading profit for the year, notwithstanding the very weak performance of all European exchanges. However, high operating costs resulted in a net loss for the year. To achieve better economies of scale, a recent reorganisation saw the risk management and related infrastructure relocated to Australia. A distribution team remains in Europe to originate transactions in equity finance and structured products.

The **Japanese** equity derivatives business with Mizuho Securities continued to experience very poor trading conditions, and resulting subdued customer deal flow. Despite this, the business made a small profit and is favourably leveraged to any recovery in Japanese market conditions from the current 20 year lows.

The Group's **Brazilian** equity derivatives business, in only its second year of trading, was again profitable. Market activity was adversely affected for two quarters due to the October Presidential election and associated rise in international risk premium. The Sao Paulo team has remained focused on the sale of equity structured products to the sizeable local pension fund industry and used these adverse conditions to establish Macquarie as a significant player in this market segment.

The Group has also recently entered into a **South Korean** equity derivatives alliance with Woori Bank, one of the largest banking and financial groups in South Korea. Deregulation of the local equity derivatives market together with significant liquidity, especially from retail investors, makes this market very attractive. It is anticipated that the lead time in establishing this business will be up to 12 months.

Outlook

Continued geopolitical and economic uncertainty, combined with the effects of Severe Acute Respiratory Syndrome (SARS) in Asia, makes the immediate outlook for equity markets very uncertain. However initiatives undertaken over the past two years in response to subdued market conditions means the Group can continue to expand into new markets and is well positioned to capitalise on any improvement in investor demand and increased transaction volumes.



The Funds Management Group's contribution was chiefly driven by the growth in its institutional business.

FUNDS MANAGEMENT GROUP CONTRIBUTION TO PROFITS

Funds Management Group's businesses continued to grow, which during testing market conditions highlighted the strength of its diverse business. The Group's funds under management grew by 13 per cent from $27.1 billion to $30.7 billion.

The Group achieved a profit marginally above its contribution in the prior corresponding period.

Macquarie Funds Management Division's growth was chiefly driven by the Division's institutional business, with funds managed for institutional investors increasing by 19 per cent from $14.5 billion to $17.3 billion. Retail funds grew by 4 per cent from $11.0 billion to $11.4 billion.

The Division maintained its strategy of seeking growth both in Australia and select international markets.

In Australia, funds growth was achieved despite the overall size of the funds management industry decreasing, with Macquarie Funds Management gaining market share.

Underlying this funds growth was an increase in the strength of Macquarie Funds Management's reputation in the Australian institutional market. This is evidenced by *Greenwich Associates* surveys conducted in 2002 which show an improvement in rankings with both clients and asset consultants. In addition, in December 2002, *Investor Weekly* named Macquarie Funds Management Best All Rounder Fund Manager for mandate wins in 2002.

Across the diverse range of funds managed by the Division in Australia, performance relative to competitors was satisfactory. The Macquarie Balanced Fund, which invests across all major asset classes, delivered top quartile performance over one, two and three years (*Mercer Pooled Fund Survey* for returns to 31 March 2003).

Macquarie's reputation as a leader in unlisted funds invested in cash, fixed interest, currency and listed property produced strong inflows, providing the business with good diversification against significantly weaker equity markets. Substantial allocations from institutional investors increased funds in cash, fixed interest and currency by over 20 per cent and listed property by over 60 per cent. Macquarie is now the second largest cash and fixed interest manager in Australia and was rated by leading Australian research house *Investorwah Research* as International Fixed Income Manager of the Year for 2002. An environment of modest returns focused investors' concerns on fees. This saw an increase of 40 per cent in the funds in the innovative True Index range which delivers exact index returns in the major asset classes for no management fees. Active equities funds management remains challenging in difficult markets.

In both the UK and Hong Kong the Division continued to invest resources to build wholly owned businesses offering enhanced equities funds to institutional investors. These funds are designed to consistently deliver incremental returns above the index for little additional risk. In both markets, fund performance was to expectations. The UK enhanced equities team gained encouraging reviews from consultants and prospective clients who are increasingly interested in this emerging asset class. During the period the Hong Kong team commenced the management of funds from its first mandate and resources for the team were increased to allow an additional focus on product development and marketing.

International Division exports the Group's expertise into developing markets and currently participates in joint ventures in Malaysia and South Korea.

The Division increased its profit contribution and saw strong funds growth, with total joint venture funds under management increasing by 30 per cent from $3.3 billion to $4.3 billion. Macquarie's share of the joint venture funds grew by 31 per cent from $1.6 billion to $2.1 billion.

In South Korea, the fund size of Macquarie IMM Investment Management (Macquarie has a 65 per cent interest) rose by 44 per cent from $1.6 billion to $2.3 billion. Through Macquarie Life Limited, the Division participated in the acquisition of Korea Life Insurance.

The Malaysian joint venture (Macquarie has a 30 per cent interest) with AmMerchant Bank Berhad grew funds under management by 25 per cent from $1.6 billion to $2.0 billion. It improved its position to be the second largest private fund manager in Malaysia with a market share of 13 per cent as at December 2002 according to data from *Lipper Asia Limited* and *Malaysian Association of Asset Managers*.

Outlook

Despite uncertain conditions in equity markets, medium to long term prospects for the Funds Management Group remain healthy. In Australia as investors seek greater diversification in their portfolios and are increasing their allocations to cash, fixed interest and property, the Group expects to benefit from its leading position as a manager of these asset classes. Prospects for enhanced equities in the UK and Hong Kong are encouraging. Continued good growth is anticipated from the joint venture in Malaysia and South Korea and expansion into the Taiwan via a joint venture with an established local entity is being evaluated.

The Financial Services Group achieved profitability, largely driven by a growth in client numbers and revenue.

The Financial Services Group passed breakeven and achieved a small profit on schedule, despite continued difficult market conditions. This has followed moderate losses over the past two years as the Group undertook a major development of technology systems and consolidation of its services. The Group has experienced growth in client numbers and revenue and the revenue has become increasingly annuity based. During the year, an agreement was entered into with Hartleys Limited to transfer select advisers and clients to the Group.

Cost containment and productivity enhancements were also a major focus this year with the Group completing the implementation of its information technology (IT) development program. The Group also conducted a review of its back office operations and implemented a number of cost-saving measures. There are plans to achieve further efficiencies during the next 12 months. This program is part of a continual review to ensure the Group's operations are consistent with market conditions.

As part of the Group's focus on the regulatory environment the Financial Services Group has continued to work during the past year to ensure it is ready for the full transition to the provisions of the Financial Services Reform Act.

Macquarie Adviser Services Division had two main areas of growth. The first was in Macquarie Wrap Solutions (Wrap), an administration platform enabling clients to invest in a number of investments through a single portal while providing efficient investment monitoring and consolidated investment and taxation reporting. Assets under administration in Wrap grew 62 per cent from $3.9 billion to $6.3 billion and the platform led the Australian market in inflows for the year to 31 December 2002. The other main area of growth was the Macquarie Cash Management Trust (CMT) which continued to grow steadily, up by 7 per cent from $8.2 billion to $8.8 billion. The net inflows into the Macquarie CMT for 2002 exceeded the net inflows of the rest of the Australian CMT market, again emphasising the strength of Macquarie CMT's market position.

The growth in these areas was largely due to the diversified portfolio solutions and client service available through the Wrap and the CMT's high level of service and functionality.

Macquarie Adviser Services was ranked first in the 2002 *ASSIRT* Service Level Survey in the "Overall Administration Support", "Ease of Doing Business with the Firm" and "IT Services" categories. ASSIRT conducts this survey of Australian fund managers annually. In addition Macquarie was named *Investment Research's* Superannuation Manager of the Year 2002.

The continued focus on product and service excellence is a key part of our clients' overall wealth management and is seen as critical to success for both our clients and the Division.

Macquarie Financial Services provides direct advisory services to Australasian investors in the form of stockbroking, financial planning, private banking and portfolio management services. Macquarie's direct advisory services were affected by volatile global market conditions during the past year. However, they have continued to grow throughout with market consolidation resulting in the acquisition of a number of additional private client advisers.

The Division continued to increase its focus on regulatory requirements and risk management by providing increased training and support for its advisers to ensure they fully comply with enhanced industry standards and regulations.

In November, the Group created its Wealth Management Team to provide greater choice, flexibility and quality of advice offerings to its non-broking clients. This newly integrated team is already demonstrating higher rates of growth in revenue and client acquisition.

Macquarie Private Bank, which provides tailored financial advice to high net worth clients, continued to grow its operations. During the year, it attracted several respected top level advisers in line with its plans to grow its operations and further improve client service during the next 12 months.

Outlook

While market conditions may remain challenging, the Financial Services Group is confident that it will continue to increase its profit contribution in the longer term by offering a diverse and innovative range of products and services to both its adviser and direct client bases. This will extend to the Group's operations in New Zealand where an increased presence is planned through targeted adviser acquisition and alternative investment offerings.

As planned, over the past two years the Group has reviewed its operations, streamlined its cost base and increased its service offering for existing and new clients. The Group believes this strategic approach will produce long term benefits and increased profitability. The "Forward Thinking" brand campaign launched in February 2003 is expected to increase awareness among the Group's target market.

The Group is confident that its strong service offer, supported by the research and investment opportunities offered by other Groups within the Bank, will position it for increased growth in the retail investor market.

Other Groups and Divisions

Macquarie Direct Investment Division

Macquarie Direct Investment Division manages the Bank's private equity activities. Having invested more than $300 million in 42 companies to date, the Division offers both experience and expertise in this specialised asset class, as well as consistent top quartile performance. This performance is a result of superior deal origination capabilities, a refined investment methodology and active portfolio management.

The Division made a positive contribution during the year, but with limited realisations, the principal focus was on building value within the existing portfolio of 20 companies as well as looking for new investment opportunities.

Macquarie Investment Trust III (MIT III), a $220 million fund, is now closed to new investments although some additional investment is expected in existing portfolio companies. CH4, a coal bed methane gas joint venture with BHP Billiton, was the final new investment in the MIT III portfolio. While business conditions are generally regarded as weak, the investee portfolio as a whole has done well even though a number of the investee companies exposed to market cycles have not fared as well.

During the year the Division commenced fund raising for Macquarie Investment Trust IV (MIT IV), which included a second retail fund (Macquarie Private Equity Trust II). A first closing of this fund with commitments of $50 million was completed in January and it is anticipated the fund will have a second close later in 2003. The Trust will target expansion, development or buyout capital in unlisted companies located in Australia and New Zealand, excluding property and infrastructure. MIT IV completed its first investment in May 2003 taking a 37.9 per cent stake in Super Alloy Technologies, a developer and manufacturer of golf clubs.

With considerable global uncertainty and generally depressed equity markets, opportunities for exits (either by way of trade sale or IPO) were very limited. As a result of these conditions, the planned float of [illegible] (MIT II), the leading retailer of audio visual equipment, [illegible] and [illegible] in the Victorian market, did not proceed. However, a partial share buyback in Service Corporation International Australia (MIT III), Australia's largest provider of funeral, burial and cremation services, contributed to the Division's modest profit.

A decision in February 2003 to cease funding Nardell Coal (an investment in MIT III) was made based on the recommendation of an independent consulting firm engaged to review the operations. A Receiver Manager and Liquidator were subsequently appointed. MIT III recorded a write down in the value of its investment. However, the manager remains confident of achieving the fund's target rate of return.

Although there is unquestionably increased competition in the Australian private equity market, Macquarie Direct Investment is well positioned for the future. The companies in which MIT II and MIT III have invested are generally performing well. As market conditions improve, it is expected that a number of these investments will be realised and will generate strong returns.

Quantitative Applications Division

The Quantitative Applications Division provided the analytical framework for Imagine, the new Equity Markets Group risk and reporting system. As a member of the cross-divisional team working on this project, the Division took a significant role in testing and reconciling the first implementation of Imagine.

During the year the Division achieved recognition at international conferences for its research into the pricing of credit risk and associated financial instruments.

It was also active in introducing new financial instruments to the industry and will continue to participate in the creation of innovative financial products.

Corporate Affairs Group

The *Financial Operations* Division supports the Bank's operating areas and management through the provision of Divisional accounting services, corporate services, international business support, financial planning and capital management and financial control. The Division also maintains a [illegible] function in [illegible] of the operating areas to provide prudential control.

During the financial year, the Division commenced a project to manage the Bank's implementation of International Financial Reporting Standards and provided support to the multi-divisional project team responsible for implementing the requirements of the Australian Prudential Regulation Authority (APRA) conglomerates and tax consolidation regimes. In addition to these key projects, the Division [illegible] the Bank's businesses [illegible] that affect their corporate [illegible] [illegible] [illegible] and new regulations.

The *Business Improvement Division* is a team of internal consultants servicing the Bank's businesses and support areas. The team's key objectives are to identify and deliver improvements in efficiency and effectiveness by working with both individual businesses and facilitating cross-divisional projects.

Utilising the team's broad consulting experience and strong relationship management, the Division has worked with an increasing number of areas within the Bank and offers a wide range of services, including organisation design, performance measurement and reporting, new product/business analysis, business process re-engineering, project management support, information management and change management.

The *Taxation Division* provides taxation support to all areas of the Bank and manages the Bank's relationships with revenue authorities and external advisers globally.

The Division had a busy year coordinating the Bank's response to numerous legislative changes to maintain ongoing compliance with taxation obligations and ensure that the Bank's taxation affairs are appropriately managed. During the year the Division relocated personnel to London and New York to more effectively support businesses in those time zones.

The Division will continue to focus on developing its support to the Bank's businesses and ensuring taxation compliance in all jurisdictions.

Company Secretarial and Investor Relations Division has responsibility for compliance with certain ASX and Australian Securities and Investment Commission requirements, the Bank's share registry, employee equity schemes, professional risks insurances and investor relations. The Division was closely involved in the Corporate Governance initiatives implemented and announced by the Bank in its Interim Report to shareholders late last year.

Investor Relations oversees the Bank's communications with the investment community and actively works to foster relationships with the Bank's shareholders. With heightened investor interest during the year additional resources and focus were placed on investor relations to ensure investors receive timely and relevant information about the Bank. Consistent with the Bank's strategy of broadening its investor base, Investor Relations activities also focused on targeting new shareholders, particularly in offshore markets.

The *Human Resources Division* assists with recruiting, developing, rewarding and retaining the best people in Australia and internationally. The Division achieves this through sophisticated recruitment strategies and techniques, leadership, personal development and training programs that help staff realise their potential and expand their career horizons, and performance based reward mechanisms.

For the third year running, Macquarie Bank was again proud to be named one of the Best Employers to Work for in Australia (survey conducted by Hewitt Associates). Macquarie is one of just five organisations to achieve this status three years in a row and continues to be the only bank included in the group. The study results were based on a confidential staff survey and external evaluation of Macquarie's management practices and employee value proposition.

Business Services Division offers a diverse range of support functions to the Bank's international and domestic offices. During the year the Division challenged traditional office design concepts, ran a successful test of Martin Place's business continuity plans and conducted ongoing evaluation of support functions, resulting in the re-engineering of a number of these functions.

Areas of focus for the next year will include development of key procurement strategies and business continuity and disaster recovery planning and testing.

Corporate Communications Division

Corporate Communications Division manages the Bank's media, government and community relations domestically and internationally. It is responsible for the protection of the Bank's brand and reputation. The Division supports businesses in their marketing activities and manages advertising, sponsorships, website development, internal communications and media relations.

With the increased diversity in the Bank's activities internationally the Division has focused on increasing the profile of business activities in key offshore markets.

Information Services Division

The Information Services Division is responsible for managing the Bank's technology infrastructure. It supports, maintains and enhances existing business systems, delivering and deploying new systems, technologies and services.

This year, through improved operational efficiency, the Division has reduced the overall cost of the Bank's technology services.

The infrastructure teams focused on enhancing and testing the Bank's disaster recovery capability and the business-aligned account teams implemented a number of significant business systems, including replacing the portfolio management system for Financial Services Group, rolling out document management software to the Investment Banking Group and implementing a banking management reporting system for the Banking and Property Group.

Risk Management Division

The Risk Management Division is an independent, centralised unit responsible for assessing and monitoring risks across the Bank. Its functions are Credit, Finance, Operational Risk Review (ORR), Compliance and the Data Policy Unit. A full Risk Management Report is contained in the 2003 Financial Report.

Credit assesses the credit risk on lending and trading transactions. It allocates credit limits for counterparties and countries, develops procedures for measuring credit exposures and reviews the adequacy of legal documentation.

Finance reviews market risk taken in the trading and banking books across the Group. It sets trading limits and monitors exposures against those limits daily. Finance is responsible for liaison with APRA and for ensuring compliance with its prudential standards. In addition Finance is responsible for the Group's funding and liquidity policies and monitoring compliance with them.

ORR has two broad functions. In the assurance review role ORR provides independent assurance, primarily to the Board Audit and Compliance Committee and senior management, that significant operational risks are identified and adequately managed. The second function is to facilitate the continued improvement in operational risk awareness and culture through the development of the operational risk management framework, including setting of policies and standards, and education.

Compliance oversees measures to ensure compliance with applicable regulations and laws in Australia and overseas and with obligations of fidelity and confidence to clients and counterparties.

The Data Policy Unit ensures that uniform data standards are adopted by divisions so that accurate and reliable information is provided to the Division for credit monitoring and for regulatory and statistical reporting purposes.

Macquarie in the Community

Macquarie supports many community activities through the Macquarie Bank Foundation. Each year a portion of the Bank's profit is allocated to the Foundation to fund programs benefiting the community in the areas of education, the arts, health research and health care, welfare and the environment.

The Foundation also actively supports staff in their own community activities. Under a policy being increasingly utilised, employees can apply to the Foundation for donations to supplement their fundraising endeavours. A range of domestic organisations, including the Fred Hollows Foundation, the RSPCA, the Leukaemia Foundation, Royal Adelaide Hospital and the Starlight Foundation were supported under this policy this year. Diabetes UK and the Nuestra Senora del Rosario orphanage in Buenos Aires were among the international organisations that received funding.

Further recognising the community efforts of Macquarie staff, the Foundation presented two Volunteer of the Year awards in 2002. One award was for work with special needs and disadvantaged young people and the other for work with goodcompany and Amnesty International Australia. Five staff also received highly commended awards.

The Bali tragedy and the crippling national drought highlighted the random hardships that can befall any of us. Through the Foundation and staff fundraising efforts, Macquarie Bank contributed almost $570,000 to the drought relief effort and almost $60,000 to the victims and families of the Bali bombing.

In its community activities, the Foundation aims to provide hands-on assistance as well as financial support. One such partnership is the Macquarie Bank Asthma Australia Research Alliance, to which the Bank has committed $1 million over five years to raise awareness of the disease and develop new research in search of a cure. The Alliance's first PhD research student has been asked to present his work – showing how asthma can be controlled by supplementing the diet with zinc – to the prestigious European Respiratory Society.

The Foundation also funds numerous programs designed to assist young people. The Macquarie Bank Future Problem Solving Program helps students engage their creative and analytical thinking skills. In an international final, held at the University of Connecticut during the year, Australians for the first time achieved first place positions in many categories.

The second National Sculpture Prize, a partnership between Macquarie Bank and the National Gallery of Australia, was awarded in March. Melbourne artist Louise Weaver for her work Moonlight Tree. More than 5,000 entries were received, emphasising the Macquarie commitment to the visual arts.


To better serve our clients, Macquarie is organised into individual businesses. Within these businesses there are individuals. At the same time we recognise that we are one Bank, with one profit and one reputation and that we must work together cooperatively, constructively and harmoniously. Whilst the basis of remuneration and advancement is the recognition of individual merit, this is not inconsistent with team-work; indeed the best performing individuals are those who are team players.
Macquarie demonstrated the power of teamwork when advising New Zealand's Powerco on its acquisition of certain United Networks assets. Combining skills across financial advisory, debt and equity underwriting, the result was a $150 million equity raising, New Zealand's largest equity raising last year, and a new $679 million debt facility. As a result, Powerco is now New Zealand's largest gas distribution company and second largest electricity distribution company in terms of consumer connections.
Teamwork

R E G U 3 0 0 7 2 8 6

Highest standards

Macquarie's commitment to delivering the highest standards was demonstrated by the Macquarie ProLogis Trust. The Trust, managed by a 50/50 joint venture between Macquarie Bank and ProLogis, has a portfolio of high-quality warehouses and distribution centres across North America. Since listing in June 2002, the Trust has been rated as Australia's "Best Newly Listed Company" by *Asiamoney* magazine in its annual Best Managed Companies poll and was highly commended for Best Investor Relations for an Initial Public Offer by *Investor Relations* magazine.

We recognise that superior returns are only achieved through the best work: providing superior value to our clients and others with whom we deal. Excellence, innovation and creativity are the foundations upon which we will build our pre-eminence. There is no place in Macquarie for work which is not of the highest quality and we recognise that complacency, cutting corners and mediocrity are our enemies. Adherence to the highest prudential standards is a fundamental element of our work.

Corporate Governance Statement

The Board of Voting Directors (the Board) is responsible for Macquarie Bank Limited. The primary role of the Board is to ensure the long-term health and prosperity of the Company, which it accomplishes by:

- setting objectives, goals and strategic direction for management with a view to maximising shareholder value
- adopting an annual budget and monitoring financial performance
- ensuring adequate internal controls exist and are appropriately monitored for compliance
- ensuring significant business risks are identified and appropriately managed
- selecting, appointing and reviewing the performance of the Managing Director and Executive Chairman
- selecting and appointing new Voting Directors
- setting the highest business standards and code for ethical behaviour.

The Board has delegated authorities to the Executive Chairman and Managing Director to manage the business of the Bank and to its various Board Committees. Matters which are not covered by these delegations require Board approval. Among such matters include approvals above delegated levels of credit limits, country risk exposures, equity risk limits, market risk limits, loans and equity investments, underwriting risk, new managed funds and capital expenditure or expenditure outside the ordinary course of business, approval of major elements of strategy, including any significant changes in direction, approval of the interim and final accounts and related reports to the ASX, proposals for the issue of securities by the Bank and certain risk and management policies as prescribed by the Australian Prudential Regulation Authority.

The monthly Board papers make the Board aware of current and forthcoming issues relevant to the Bank's operations and performance. These contain the monthly and year-to-date performance of all Divisions compared with budget, a prudential report from the Risk Management Division and papers relating to particular issues. Senior management present significant matters to the Board. The Board may seek further information on any issue, including requesting that a particular Division or Group Head present to it on the performance, strategy or outlook for that Division or Group.

An annual Board strategy meeting is held in conjunction with senior management at which the strategic direction for the Bank in the short and longer term is discussed.

At the date of this statement, the Board comprises three Executive Voting Directors and six Non-Executive Voting Directors (NEDs) with a seventh NED appointed to start in June 2003. The members of the Board are listed in the table opposite. Brief resumes of the Board Members are contained in the schedule to the Directors' Report.

The Bank recognises that independent directors are important in assuring shareholders that the Board is properly fulfilling its role and is diligent in holding senior management accountable for its performance. In October 2002, the Board resolved that its composition should continue to have a majority of NEDs and, by 1 July 2003, a majority of independent directors, as determined by the Board Corporate Governance Committee.

The Bank published its criteria for determining the independence of its Board members in the Interim Report to shareholders for the period ending 30 September 2002. This has recently been updated and the current criteria are that Voting Directors will be considered independent if not a member of management (a NED) and if they meet the following criteria (to the satisfaction of the Board Corporate Governance Committee):

- Is not a substantial shareholder of the Bank or of a company holding more than ten per cent of the Bank's voting stock or an officer of or otherwise associated directly or indirectly with a shareholder holding more than ten per cent of the Bank's voting stock.
- Has not within the last three years been employed in an executive capacity by the company or another group member or been a director after ceasing to hold any such employment.
- Is not a principal or employee of a professional adviser to the Bank and its entities whose billings exceed five per cent of the adviser's total revenues. A Voting Director who is a principal or employee of a professional adviser will not participate in any consideration of the possible appointment of the professional adviser and will not participate in the provision of any service to the Bank by the professional adviser.
- Is not a significant supplier or customer of the Bank or its entities or an officer of or otherwise associated directly or indirectly with a significant supplier or customer. A significant supplier is defined as one whose revenues from the Bank exceed five per cent of the supplier's total revenue. A significant customer is one whose amounts payable to the Bank exceed five per cent of the customer's total operating costs.
- Has no material contractual relationship with the Bank or any of its associates other than as a director of the Bank.
- Is not a director of any of Macquarie Bank's subsidiaries or responsible entities.
- Has no other interest or relationship that could interfere with the Voting Director's ability to act in the best interests of the Bank and independently of management.

As a consequence, Kevin McCann retired from the boards of Macquarie Communications Infrastructure Limited and Macquarie Communications Infrastructure Management Limited and Helen Nugent retired from the board of Macquarie Airport Management Limited in December 2002. John Allpass and Barrie Martin retired from the board of Macquarie Life Limited in May 2003.

In October 2002, the Board also resolved to make two further appointments of independent Voting Directors by no later than 30 June 2003. As previously mentioned, John Niland was appointed as an independent Voting Director on 27 February 2003 and, in May 2003 Peter Kirby was appointed as an independent Voting Director effective from 28 June 2003. Mr Kirby will bring to the Board extensive industrial company management experience and international expertise, having been the Managing Director and Chief Executive Officer of CSR Limited from January 1998 to March 2003 and, before that, a senior executive of the ICI Group for many years.

Following these changes, the Board will have six independent Voting Directors on its Board of ten (see table below).

In October 2002, the Board also resolved that a majority of the members of each Board committee should be independent directors, that the Audit and Compliance Committee will continue to comprise only independent directors and that the Remuneration Committee and the Corporate Governance Committee be chaired by independent directors. As a consequence of this policy, Helen Nugent replaced David Clarke as Chairman of the Remuneration Committee but he remains a member of that committee.

The Board has also approved a policy that all independent directors will meet at least once per year in the absence of management and at other times as they determine. The convenor of the meetings will be the Chairman of the Corporate Governance Committee.

The Bank acknowledges the importance of having independent directors as determined by objective criteria. As importantly, the Bank is committed to having a Board whose members have the capacity to act independently and have the composite skills to optimise the financial performance of the Bank and returns to shareholders.

The Bank has a high dependence on the performance of its staff and its operations are complex both financially and in business terms. These have been the reasons why the Bank, in common with many global investment banks, believes it to be in shareholders' interests to have Board members with first hand experience of the business and an Executive Chairman. The role of the Executive Chairman is separate and distinct from that of the Chief Executive Officer.

Current Board composition

DIRECTOR**	BOARD MEMBERSHIP
DAVID CLARKE	EXECUTIVE CHAIRMAN
ALLAN MOSS	MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER
MARK JOHNSON	[illegible]
JOHN ALLPASS	INDEPENDENT
LAURIE COX	NON-EXECUTIVE
BARRIE MARTIN	INDEPENDENT
KEVIN McCANN	INDEPENDENT
JOHN NILAND*	INDEPENDENT
HELEN NUGENT	INDEPENDENT

*APPOINTED AS A VOTING DIRECTOR ON 27 FEBRUARY 2003

**[illegible]

Corporate Governance Statement continued

The Bank's Constitution provides that:

- the maximum number of Voting Directors shall be 10 unless amended by a resolution of the Voting Directors
- one third of the Voting Directors (excluding the Managing Director and rounded down) must retire from office at the annual general meeting (AGM) each year; such retiring directors are eligible for re-election
- Voting Directors appointed to fill casual vacancies must submit to election at the next general meeting

the number of Voting Directors necessary to constitute a quorum is:

a) not less than one third of the Voting Directors currently in office, and
b) the number of Non-Executive Voting Directors present at a meeting must be greater than the number of Executive Voting Directors present.

Terms and conditions of appointment and retirement of Non-Executive Directors

The terms and conditions of the appointment and retirement of any new Non-Executive Voting Directors are set out in a letter of appointment, which prescribes:

remuneration

- term of appointment, subject to shareholder approval
- expectation of the Board in relation to attending and preparing for all Board meetings
- procedures for dealing with conflicts of interest
- induction procedures
- indemnification and director's liability insurance
- disclosure obligations
- availability of independent professional advice.

The Bank's Constitution provides that a director may enter into an arrangement with the Bank or with any controlled entity and directors or their firms may act in a professional capacity for the Bank or its controlled entities. However, these arrangements are subject to the restrictions and disclosures in the Corporations Act applicable to public companies, common law directors' duties and the Bank's policy on the independence of directors. The indemnity and insurance arrangements for Voting Directors are described in the Directors' Report which follows this Corporate Governance Statement.

It is the practice of the Voting Directors that when a potential conflict of interest may arise, the Voting Director concerned does not receive a copy of the relevant Board paper and withdraws from the Board Meeting while the matter is being considered.

The Board has a policy of enabling Voting Directors to seek independent professional advice for company-related matters at the Bank's expense, subject to the estimated costs being approved by the Chairman in advance as being reasonable.

In order to encourage long term commitment and more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for NEDs. They are required to compile and maintain a minimum shareholding in the Bank, currently set at 4,000 fully paid ordinary shares. This minimum holding may be accumulated over three years and may be contributed to via participation in the Non-Executive Director Share Acquisition Plan. Under this plan, NEDs may contribute a portion of their remuneration from the Macquarie Bank Group to acquire Macquarie Bank Limited shares at prevailing market prices. The Bank's Executive Voting Directors each have shareholdings in the Bank well above the minimum NED requirement.

Board committees

Five Board committees have been established to assist in the execution of the Board's responsibilities, as described below. All Board members are free to attend any meeting of any Board Committee. The membership of each committee is outlined in the table on page 30.

The *Nominating Committee* periodically reviews the composition of the Board and ensures that the Voting Directors bring a mix of qualifications, skills and experience to the Board. The Bank's Chairman David Clarke chairs this Committee and Barrie Martin and Helen Nugent are members of the Committee.

When a vacancy exists or whenever it is considered that the Board would benefit from the services of a new Voting Director, the Committee selects one or more candidates with the appropriate expertise and experience. The Committee may use the services of a professional recruitment firm. Candidates are then submitted to the Board for approval.

Audit and Compliance Committee meetings are held periodically throughout the year and attended, where appropriate and as requested, by the Managing Director, the Chief Financial Officer, the Head of Risk Management Division, representatives of the Bank's external auditors and, as required, other Bank executives and external advisers. The Committee also has the power to conduct or authorise investigations into, or consult independent experts on, any matters within the Committee's scope of responsibility. The Head of Operational Risk Review acts as secretary to the Committee and attends its meetings.

The Committee comprises three independent directors, John Allpass as Chairman, Kevin McCann and Barrie Martin.

The Board updated the Committee's charter in March 2003. The main objective of the Committee is to assist the Board of Directors in reviewing any matters of significance affecting financial reporting and compliance of the Group including:

exercising oversight of the accuracy and completeness of the financial statements

- making informed decisions regarding accounting and compliance policies, practices and disclosures
- reviewing the scope and results of operational risk reviews, compliance reviews, and external audits
- assessing the adequacy of the Group's internal control framework including accounting, compliance and operational risk management controls based on information provided or obtained. "Compliance" refers to compliance with laws and regulations, internal compliance guidelines, policies and procedures and other prescribed internal standards of behaviour.

To fulfil these responsibilities the Committee meets with and receives regular reports from the external auditors and Risk Management Division, dealing with matters which arise in connection with their reviews, audits or other work performed.

The Audit and Compliance Committee is also responsible for the nomination of external auditors, monitoring the effectiveness, objectivity and independence of the external auditors, and reviewing the quality and scope of the services provided by reference to the following principles and practices which were adopted in May 2002 and revised in March 2003:

- the external auditor must remain independent of the Bank at all times and comply with Professional Statement F1
- the external auditor must monitor its independence and report to the Board that it has remained independent every six months
- the external auditor is to be appointed to all entities in the Macquarie Bank Group. It is also our preference that the same external auditor be appointed to trusts and other entities managed by the Macquarie Bank Group
- the audit firm must comply with Professional Statement F1 and with the Ramsay Report recommendations pertaining to employment relationships. In particular, a former audit partner or employee on the audit of the Macquarie Group or vehicles managed by the Macquarie Group is prohibited from becoming a director or officer in a senior audit facing role at the Macquarie Group or vehicles managed by the Macquarie Group until the lapse of a "cooling off" period of at least five years and, after the five years "cooling off" period, can have no continuing financial relationship with the audit firm
- the audit firm must adhere to the Ramsay Report recommendations and the requirements of Professional Statement F1 pertaining to financial independence and business relationships
- the external auditor is not to provide non audit services under which the auditor assumes the role of management, becomes an advocate for the Bank, or audits its own professional expertise
- significant permissible non audit assignments awarded to external auditors must be approved in advance by the Committee or, between Committee Meetings, the Committee Chair
- all non audit assignments are to be reported to the Committee every six months
- these arrangements apply to services supplied by the external auditors and their related firms to the Bank, its related entities and the trusts and entities managed by the Bank.

From the financial year commencing 1 April 2003, the Bank will require that the external audit engagement partner and review partner be rotated every five years.

The Audit and Compliance Committee is also responsible for monitoring and reviewing the effectiveness of the Compliance function and the Operational Risk Review function in ensuring adherence to applicable laws and regulations and for ensuring that the Head of Operational Risk Review is independent of the external auditor.

The objectives of the *Remuneration Committee* are to assist the Board in ensuring that the Macquarie Bank Group's remuneration levels are appropriate in the markets in which it operates and are applied [illegible] to be applied, fairly. The Committee is chaired by Helen Nugent and David Clarke and John Allpass are members. The Committee has the responsibility to:

Review and approve, on behalf of the Board, recommendations for annual staff remuneration made by management including allocations made under the profit share and option schemes.

[illegible] remuneration arrangements relating to [illegible] individuals (including Voting Directors) in appropriate circumstances, which circumstances may include, but are not limited to:

a) recommendations of the Executive Committee relating to the [illegible] of employment of senior executives,

b) recommendations of the Executive Committee [illegible] exceptional [illegible]

Corporate Governance Statement continued

The Committee may approve such arrangements unless they are significant in which case the Committee will make a recommendation to the Board

— Review and recommend to the Board:

a) proposals for changes to remuneration policies which are referred to the Board by the Executive Committee, Chairman or Managing Director

b) remuneration recommendations relating to the Chairman and Managing Director

The Committee has a regular meeting cycle and meets more often as needed. The Committee has access to senior management of the Group and may consult independent experts where the Committee considers it necessary to carry out its duties.

The Bank's remuneration policies for Voting Directors and senior management are discussed in the Directors' Report. The policy for NEDs is designed to remunerate them at market levels for their time, commitment and responsibilities. There are no termination payments to NEDs on their retirement from office.

The policy for senior management is designed to encourage superior performance and long term commitment to the Bank. In particular, a portion of each Executive Director's annual profit share is subject to restrictions (see Directors' Report for further discussion). The Bank maintains sufficient depth of management to ensure adequate candidates for succession when senior management depart. The Bank has a preference for filling vacancies with internal candidates.

The *Corporate Governance Committee* was established in October 2002 and is responsible for oversight of corporate governance at the Bank. This Committee is chaired by Kevin McCann and Mark Johnson and Barrie Martin are Committee members. It is planned that the Committee will meet at least four times each year. The responsibilities of the Corporate Governance Committee are documented in a Charter and include:

— to undertake an annual review of the alignment of the Board's operations with best corporate governance practice

— to undertake an annual review of the effectiveness with which Board Committees have discharged their function

— to oversee the process for the annual review of the Managing Director and Executive Chairman

— to approve the corporate governance statements of the Bank, and to monitor the corporate governance statements of the Bank's subsidiaries and funds that the Macquarie Bank Group manages

— to determine the independence of the Voting Directors and monitor the ongoing status of those Directors

— to review existing behaviour and ethical guidelines for Voting Directors and consider questions of possible conflicts of interest arising for Voting Directors

The *Risk Committee* was established in February 2003 to focus appropriate attention on the risk management framework of the Bank and the particular significance of risk to the Bank's performance. All Board members are members of the Risk Committee and the Chairman of the Bank acts as the Committee Chairman. Meetings of the Risk Committee are to be held at least quarterly and the Head of Risk Management Division will normally attend.

The Risk Committee is responsible for reviewing the risk profile of the Bank in the areas of market, liquidity, equity, credit, operational and reputation and regulatory compliance risks and reviewing the Bank's risk management framework and any variations to it. The Risk Committee is also responsible for reviewing and endorsing the Macquarie Bank Group capital management plan including information on the Group's capital adequacy.

The Bank delegates extensive management responsibilities to the Managing Director and through him to the Executive Committee, as discussed on page 12.

Committee Membership

[illegible]

	AUDIT AND COMPLIANCE	CORPORATE GOVERNANCE	NOMINATING	REMUNERATION	RISK
DAVID CLARKE			CHAIRMAN*	MEMBER	CHAIRMAN
ALLAN MOSS					MEMBER
MARK JOHNSON		MEMBER			MEMBER
JOHN ALLPASS	CHAIRMAN			MEMBER	MEMBER
LAURIE COX					MEMBER
BARRIE MARTIN	MEMBER	MEMBER	MEMBER		MEMBER
KEVIN McCANN	MEMBER	CHAIRMAN			MEMBER
JOHN NILAND					MEMBER
HELEN NUGENT			MEMBER	CHAIRMAN	MEMBER

* [illegible] DAVID CLARKE AS NOMINATING COMMITTEE CHAIRMAN [illegible] 2002

The Bank currently also has over 130 Non Voting Executive Directors. Pursuant to the Bank's Constitution, they have no right to attend or vote at any Board meeting. However, they do have the power to exercise management powers delegated by the Board including to sign and countersign the Bank's common seal.

Board and director performance

In November 2002, the Board agreed to a formal annual performance self assessment, including assessment of the Board's committees and individual assessment of those Voting Directors who are required to stand for re-election at the next AGM, pursuant to the provisions in the Bank's Constitution, whereby one third of the Board (excluding the Managing Director) must retire at each AGM.

All directors who have offered themselves for re-election at the 2003 AGM have been reviewed and the Board has resolved to support their re-elections.

Furthermore, to ensure the Board has the benefit of regular new input and to avoid the potential for loss of objectivity over time, all new NEDs will retire after 12 years. Transitional arrangements, which broadly weight past time on the Board at 50 per cent, apply to NEDs who were Board members in November 2002.

Identifying significant business risks

There are many risks in the markets in which the Bank operates. A range of factors, some of which are beyond the Bank's control, can influence performance. In many of its businesses the Bank constantly and deliberately assumes financial risk in a calculated and controlled manner. It is the Group's policy that any proposed new transaction, market, dealing operation or business is appropriately analysed in order to understand the risks involved. The Bank has in place limits and a range of procedures to monitor the risk in its financial activities, and these are periodically reviewed by the Board and, since its formation, the Risk Committee of the Board.

Risk Management Division is responsible for the review and analysis of prudential and risk issues across the Group. This Division, and the Bank's approach to risk management, are described earlier in this Review and also at the beginning of the Bank's 2003 Financial Report booklet.

Corporate Governance in Macquarie managed funds

An integral part of the success of Macquarie's infrastructure funds management business has been its ability to draw upon the resources of the broader Macquarie group, particularly the global advisory team in the Investment Banking Group which contributes strongly in establishing funds, asset sourcing and execution of acquisitions and financings. To safeguard the interests of investors, Macquarie has applied a governance framework to [illegible] funds [illegible]. In November 2002, the Board reviewed and enhanced this framework for the infrastructure funds management business. The key elements of the framework are:

— The boards of both the corporate vehicles and the management company/responsible entity of the trusts of listed Macquarie-managed funds will in future comprise a majority of independent directors. The definition of independence is consistent with the Bank's definition.

Related party transactions with Macquarie entities are clearly identified and governed by rules requiring they be undertaken on arm's length terms.

Only independent directors make decisions about transactions which involve Macquarie or its affiliates as counterparties. Macquarie directors do not vote on related party matters.

All related party transactions are tested by reference to whether they meet market standards. In particular, fee schedules and mandate terms and conditions are subject to third party expert review.

There is a separate infrastructure and Specialised Funds Division and staff in this area are dedicated to the funds management business. They serve the interests of unitholders and the boards of the funds.

All recommendations to fund boards are prepared by funds management staff and all information and analysis supporting the recommendations to the boards are reviewed or prepared by funds management staff.

Each listed fund has its own Managing Director.

There is a Chinese Wall operating between the infrastructure fund management business and the [illegible] the Bank.

Similar principles will apply to property trusts managed by wholly owned Macquarie entities.

Corporate Governance Statement continued

Ethical standards
Macquarie Bank directors and staff are required to maintain high ethical standards of conduct. The Group's code of ethics, Macquarie Bank – What We Stand For, covers the Bank's dealings with external parties and how the Bank operates internally. It is periodically reviewed and fully endorsed by the Board. What We Stand For is distributed to all staff and its standards communicated and reinforced at Bankwide induction programs, presentations to workgroups and annual staff meetings.

Since 1998, the Bank has had an Integrity Officer, who:

- provides education, advice and counselling to management and staff regarding integrity issues
- ensures that claims of integrity breaches are dealt with impartially, promptly and confidentially
- sees that staff who bring forward complaints of this nature are not victimised.

Commitment to shareholders and an informed market
The Board believes that shareholders and the investment market generally should be informed of all major business events that influence the company in a timely and widely available manner. In 1994 the Board instituted a Continuous Disclosure Policy, which in March 2001 was widened into a Policy on Disclosure of Bank Matters.

The policy includes a formal procedure for dealing with potentially price sensitive information which involves referrals to a Continuous Disclosure Committee. The Committee is responsible for ensuring the Bank meets its disclosure obligations under Australian Stock Exchange (ASX) Listing Rule 3.1.

The Bank's policy is to lodge with ASX and place on its website market sensitive information, including annual and interim result announcements and analyst presentations as soon as practically possible. The Bank's website (www.macquarie.com.au/investorrelations) contains recent announcements, presentations, past and current reports to shareholders, answers to frequently asked questions and a five year summary of key financial data. Investors may also register here to receive copies of significant announcements by email.

The Bank produces two sets of financial information annually: the Interim Report for the six months to 30 September and the Concise Report and the Financial Report for the year to 31 March, which are made available to shareholders.

Shareholders have the right to attend the Bank's AGM, usually held towards the end of July each year. Shareholders are provided with an explanatory memorandum on the resolutions proposed through the Notice of AGM. Unless specifically stated in the Notice of AGM, all holders of fully paid ordinary shares are eligible to vote on all resolutions. In the event that shareholders cannot attend the AGM they are able to lodge a proxy in accordance with the Corporations Act. Proxy forms may be lodged by facsimile. Holders of Macquarie Income Securities and the Bank's Converting Preference Shares have limited voting rights as set out in their terms of issue.

Staff and director trading in the Bank's securities
Bank employees and Board members may only trade in the Bank's securities during nominated trading "windows" which are typically of three to five weeks duration and follow the Bank's announcements of its interim and full year profits and after the AGM. However, even within these designated windows, if an individual possesses material non public price sensitive information about the Bank, that person is prohibited from trading.

In June 2001, the Board agreed a policy on trading in Bank related securities which also provides that Board members will generally not sell Bank shares while the shares are subject to an on market buy back, not undertake short term trading in any Bank related security and not trade in a derivative of a Macquarie security without the prior approval of the Chairman (or the Managing Director in the case of the Chairman).

In March 2003, the Board also resolved that the Bank's Executive Directors will not be permitted to undertake any action that is designed to minimise the equity risk in relation to their holdings of Bank shares which are subject to retention arrangements or their unvested employee option holdings.

This Corporate Governance Statement reflects the practices in the Bank during the year. Unless otherwise indicated, they operated for the Bank's entire financial year. The ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations ("Principles") were released on the Bank's balance date of 31 March 2003. The Bank's current practices are substantially in accord with the Principles. However, the Bank is conducting a review of its practices and will make a full statement on its compliance with the Principles in its 2004 Annual Review. The Chairman will also comment on progress of the review at the 2003 AGM.

2003 Concise Report

40 Directors' report
48 Directors' report schedule
50 Consolidated statement of financial performance
51 Consolidated statement of financial position
52 Consolidated statement of cash flows
53 Discussion and analysis
54 Notes to and forming part of the concise financial statements
60 Directors' declaration
61 Independent audit report
62 Financial summary since listing
63 Directory of Groups and Divisions
64 Contact directory

This concise financial report has been derived from the full consolidated financial report for the financial year ended 31 March 2003. The full consolidated financial report and independent audit report will be sent to members on request, free of charge. Please call 02 8232 3333 and a copy will be forwarded to you. Alternatively, you may access the full consolidated financial report, the independent audit report and the concise financial report via the Internet at: http://www.macquarie.com.au

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Macquarie Bank Limited and its controlled entities as the full consolidated financial report.

Directors' report

For the financial year ended 31 March 2003

In accordance with a resolution of the Voting Directors (the Directors) of Macquarie Bank Limited (the Bank), the Directors submit herewith the statement of financial position as at 31 March 2003 and the statement of financial performance and the statement of cash flows of the Bank and the entities it controlled at the end of, and during the financial year ended on that date and report as follows:

Directors

At the date of this report, the Directors of the Bank are:

Executive Directors

D.S. Clarke, AO, Executive Chairman
A.E. Moss, Managing Director and Chief Executive Officer
M.R.G. Johnson, Deputy Chairman

Non-Executive Director

L.G. Cox, AO

Independent* Non-Executive Directors

J.G. Allpass
H.K. McCann
B.R. Martin
J.R. Niland, AC
H.M. Nugent

* In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2003 Annual Review)

The above Directors each held office as a Director of the Bank throughout the financial year ended 31 March 2003 with the exception of Prof. J.R. Niland, who was appointed as a Non-Executive Director of the Bank on 27 February 2003.

Details of qualifications, experience and special responsibilities of the Directors at the date of this report are set out in the Directors' Report Schedule following.

Directors' meetings

The number of meetings of the Board of Directors (the Board) and meetings of Committees of the Board and the number of meetings attended by each of the Directors of the Bank during the financial year is summarised in the tables below.

Principal activities

The principal activities of the Bank and its controlled entities during the financial year ended 31 March 2003 were those of a full service financial services provider offering a complete range of investment banking, commercial banking and retail financial services in Australia and selected financial services offshore.

Result

The consolidated profit from ordinary activities after income tax attributable to ordinary equity holders for the financial year ended 31 March 2003 was $333 million (2002: $250 million).

Dividends and distributions

The Bank paid or provided dividends and distributions during the financial year as set out in the table top right.

State of affairs

In the opinion of the Directors there were no significant changes in the state of affairs of the Bank and its controlled entities that occurred during the financial year under review not otherwise disclosed in this report or the concise financial report.

Board meetings

	REGULAR BOARD MEETINGS		SPECIAL BOARD MEETINGS	
	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED
D.S. CLARKE	12	[illegible]	[illegible]	[illegible]
A.E. MOSS	12	[illegible]	[illegible]	[illegible]
M.R.G. JOHNSON	[illegible]	11	[illegible]	[illegible]
J.G. ALLPASS	[illegible]	12	[illegible]	[illegible]
L.G. COX	[illegible]	[illegible]	[illegible]	[illegible]
H.K. McCANN	12	[illegible]	[illegible]	[illegible]
B.R. MARTIN	12	11	[illegible]	[illegible]
J.R. NILAND	[illegible]	[illegible]		
H.M. NUGENT	[illegible]	12	[illegible]	[illegible]

Board Committee meetings

	BOARD AUDIT AND COMPLIANCE COMMITTEE		BOARD CORPORATE GOVERNANCE COMMITTEE		BOARD NOMINATING COMMITTEE		BOARD REMUNERATION COMMITTEE	
	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED
D.S. CLARKE					[illegible]	[illegible]	[illegible]	[illegible]
A.E. MOSS	–	–	–	–	–	–		
M.R.G. JOHNSON			1	[illegible]				
J.G. ALLPASS	6	[illegible]	–	–	–	–	[illegible]	[illegible]
L.G. COX								
H.K. McCANN	[illegible]	[illegible]	[illegible]	1				
B.R. MARTIN	6	[illegible]	[illegible]	[illegible]	[illegible]	1		
J.R. NILAND	–	–	–	–	[illegible]			
H.M. NUGENT	–	–			1	[illegible]	[illegible]	[illegible]

ALL MEMBERS OF THE BOARD OF DIRECTORS ARE MEMBERS OF THE BOARD RISK COMMITTEE [illegible]
ALL DIRECTORS WERE [illegible] TO ATTEND THE [illegible] MEETING HELD AND ALL DIRECTORS ATTENDED THAT MEETING WITH THE EXCEPTION OF [illegible]

SECURITY	PAYMENT DATE	PAYMENT TYPE	$	IN RESPECT OF FINANCIAL YEAR ENDED/PERIOD	
ORDINARY SHARES	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
MACQUARIE INCOME SECURITIES	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	15 JULY 2002	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
CONVERTIBLE PREFERENCE SHARES	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

Review of operations

A review of the operations of the Bank and its controlled entities and the results of those operations for the financial year under review are contained in the Chairman's and Managing Director's Report.

Events subsequent to balance date

At the date of this report, the Directors are not aware of any matter or circumstance which has arisen that has significantly affected or may significantly affect the operations of the Bank and its controlled entities, the results of those operations or the state of affairs of the Bank and its controlled entities in the financial years subsequent to 31 March 2003 not otherwise disclosed in this Report.

Likely developments

Disclosure of information relating to the future developments in the operations of the Bank and its controlled entities which would not, in the opinion of the Directors, be prejudicial to the interests of the Bank and its controlled entities, is contained in the Chairman's and Managing Director's Report.

Remuneration policy for Directors and Executive Officers

The Board of Directors (the Board) maintains a Remuneration Committee (the Committee) which currently comprises Dr H.M. Nugent (Chairman), Mr D.S. Clarke and Mr J.G. Allpass. The Committee reviews compensation arrangements for all Directors and reviews and approves recommendations for annual staff remuneration made to it by the Bank's management. The review includes allocations made to Executive Directors and other staff under the profit share and Employee Option Plan. The Committee may obtain the advice of external consultants on the appropriateness of remuneration packages and other employment conditions as required.

The Committee has a regular meeting cycle and meets more often as needed. Committee recommendations on changes in policy, significant exceptions to policies and the remuneration of Directors are submitted to the Board for approval.

Non-Executive Directors

Non-Executive Directors (NEDs) are remunerated for their services from the maximum aggregate amount (currently $1,000,000 p.a.) approved by shareholders for that purpose. Executive Directors are not remunerated for acting as Directors. The Board's policy is to remunerate NEDs at market rates for comparable companies for the time commitment and responsibilities involved. Where considered appropriate, external advice on [illegible] is taken. The current base remuneration was last reviewed with effect from 1 November 2002. The following remuneration rates, payable to NEDs, [illegible] with effect from 1 July 2003:

Base fee for NED $100,000 p.a.

Chairman of the Board Audit and Compliance Committee $50,000 p.a.

Member of the Board Audit and Compliance Committee $25,000 p.a.

Chairman of the Board Remuneration Committee $25,000 p.a.

Member of the Board Remuneration Committee $12,500 p.a.

Chairman of the Board Corporate Governance Committee $25,000 p.a.

Member of the Board Corporate Governance Committee $12,500 p.a.

Member of the Board Nominating Committee $[illegible] p.a.

NEDs may elect to be paid the remuneration in part in the form of superannuation contributions and, following approval at the Bank's [illegible] Annual General Meeting, by way of the Bank's fully paid ordinary shares [illegible] the Macquarie Bank Non-Executive Director Share Acquisition Plan (NEDSAP). Such shares are acquired on market at prevailing market prices.

Shareholders approved at the Bank's 2000 Annual General Meeting the Macquarie Bank Non-Executive Director Option Plan (NEDOP) [illegible] [illegible] [illegible] [illegible] [illegible]

Directors' report continued

Before the grant of the 2002 options the Board agreed to suspend the operation of the NEDOP and replace it with contingent additional remuneration equal in value to 20 per cent of the annual base NED fee, conditional on the Bank meeting a pre-agreed performance benchmark in the relevant financial year, which would be offered to each NED only in the form of the Bank's fully paid ordinary shares acquired for the NED under the NEDSAP. The performance benchmark is that the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index. The objective of these contingent payments is to assist in the recruitment, reward and retention of NEDs. The contingent payments have been taken into account when comparing NEDs' remuneration with market rates. The Bank has been granted an ASX listing rule waiver to provide the payments.

Executive Directors and Executive Officers

The Bank's remuneration policy for Executive Directors (which includes Executive Voting Directors and Executive Officers) is designed to promote superior performance and long-term commitment to the Bank.

Executive Directors (EDs) receive base remuneration, which is determined by reference to market conditions, and participate in a Directors' Profit Share Scheme (DPS) under which the Bank makes provision for performance-based remuneration. For the Bank's 2002 financial year and onwards, a revised profit sharing mechanism has been in place whereby all staff, including EDs, share in a pool whose size is determined annually by reference to the economic entity's after tax profits and its earnings over and above the estimated cost of capital.

The effect of this is to provide substantial incentives in relation to superior profitability but low participation for less satisfactory performance. For EDs, this means that a large part of their remuneration each year is "at risk" and performance based, providing significant alignment of their interests with those of shareholders.

The whole of the profit sharing provision for each financial year is charged against earnings in that year. To encourage a longer term perspective on the part of EDs, it is a fundamental condition of the DPS that 30 per cent of the annual DPS allocations is retained (unless the maximum allocation has been met, in which case a lesser amount is retained) whilst the ED remains employed as an ED of the Bank. These retained amounts vest over a ten year period of service as an ED and after ten years they vest 100 per cent, subject to any disqualifying events. An ED will only receive the vested retained amounts six months after departure as an ED if certain disqualifying events have not occurred.

The proportion of after-tax profit and proportion of earnings in excess of the Bank's cost of capital in the profit share formula is reviewed periodically. Where appropriate, changes are recommended by the Board Remuneration Committee to the full Board.

Following shareholder approval at the Bank's 1999 Annual General Meeting, Executive Directors are able to request that part of their profit sharing bonus be allocated for the on-market acquisition of shares in the Bank under the Macquarie Bank Staff Share Acquisition Plan.

From 1995, EDs and Executive Officers have participated in the Bank's employee option plan. Refer to Note 33 to the full financial statements – Employee equity participation, for further information on the option plan.

The Bank's remuneration policies, including the amount of the provision for performance-related remuneration, are subject to the discretion of the Directors and can be changed to reflect external factors.

The Bank commissioned an independent review of its remuneration in early 2002, which concluded that the Bank's remuneration expense is in line with, or more conservative than, competitors, options remain the primary long-term incentive vehicle used by global peers of the Bank and delivery of some of the annual long term incentive in the form of equity is appropriate.

Following this review, it was concluded that no major changes to the Bank's remuneration policies were necessary, that the emphasis on performance based arrangements had worked well and should continue and that 30 per cent of ED's profit share would continue to be subject to long term deferral arrangements. It was also agreed that while options were integral to the Bank having a competitive remuneration package compared to other investment banks, it was appropriate that the granting of options be reviewed once the regulatory environment becomes more certain. However, to further align the interests of EDs with shareholders, it was agreed that from 2003 onwards, EDs would be required to compulsorily invest the equivalent of one third of annual retained DPS allocations (and up to two thirds on an optional basis) in the Bank's shares.

Directors' and Executive Officers' remuneration

NAME AND POSITION	BASE REMUNERATION (a) $	PERFORMANCE RELATED REMUNERATION $	OTHER BENEFITS (b) $	TOTAL REMUNERATION EXPENSE $	OPTIONS $	TOTAL REMUNERATION $
EXECUTIVE DIRECTORS						
D.S. CLARKE	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
M.R.G. JOHNSON	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
A.E. MOSS	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
NON-EXECUTIVE DIRECTORS (c)						
J.G. ALLPASS (d)	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]
L.G. COX	[illegible]		[illegible]	[illegible]		[illegible]
H.K. McCANN (e)	[illegible]		[illegible]	[illegible]		[illegible]
B.R. MARTIN (f)	[illegible]			[illegible]		[illegible]
J.R. NILAND	[illegible]			[illegible]		[illegible]
H.M. NUGENT (f)	[illegible]		[illegible]	[illegible]		[illegible]
EXECUTIVE OFFICERS (g)						
A.J. DOWNE	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
N.W. MOORE	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]

(a) Base remuneration includes the Bank's contributions to superannuation schemes.

(b) Other benefits for NEDs include consulting fees paid to Mr L.G. Cox, $[illegible] and Mr J.G. Allpass $[illegible], due diligence committee fees paid to Mr Allpass $8,000 and where applicable, fees paid for Board duties for certain of the Bank's subsidiaries that are Single Responsible Entities for Macquarie branded [illegible] [illegible] [illegible]. Mr Allpass ceased to be a consultant to the Bank effective 30 September 2002.

(c) Non-Executive Directors' compensation represents fees paid in connection with attending Board and Board Committee meetings, and carrying out other duties, some in respect of the Bank's subsidiaries [illegible]. These duties are explained in the Annual Review. Remuneration in the current financial year also includes amounts paid in lieu of a remuneration increase for the prior year because a scheduled fee review did not occur. The amounts paid were $[illegible] to Mr Allpass, $12,575 to Mr B.R. Martin, $[illegible] to Mr H.K. McCann, $[illegible] to Prof H.M. Nugent and $[illegible] to Mr Cox.

(d) Mr Allpass is the Chairman of the Board of Macquarie Life Limited (MLL), a member of the Board Audit and Compliance Committee of MLL and Chairman of the Macquarie Investment Management Limited (MIML) Compliance Committee. Mr Martin is a member of the Board of MLL, Chairman of the Board Audit and Compliance Committee of MLL and a member of the MIML Compliance Committee. Effective from 1 July 2002, fees paid in respect of these positions were:
Chairman of Macquarie Life Limited $[illegible] p.a.
Director of Macquarie Life Limited $25,000 p.a.
Chairman of Macquarie Investment Management Limited Compliance Committee $[illegible] p.a.
— Member of Macquarie Investment Management Limited Compliance Committee $[illegible] p.a.
These amounts were paid by the Bank.

Directors' report continued

Directors' and Executive Officers' remuneration continued

The table below summarises the relevant meetings held and attended:

	MLL REGULAR BOARD MEETINGS		MLL BOARD AUDIT AND COMPLIANCE COMMITTEE MEETINGS		MIML COMPLIANCE COMMITTEE MEETINGS	
	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED
[illegible]	7	7	4	3	5	5
[illegible]	7	6	4	1	4	4

c) Mr McCann was Chairman of the Board of Macquarie Communications Infrastructure Management Limited (MCIML) for the period 30 May to 20 December 2002 and received fees of $62,378. The table below summarises the relevant meetings held and attended:

	ELIGIBLE TO ATTEND	ATTENDED
BOARD OF MCIML	2	1
BOARD OF MACQUARIE COMMUNICATIONS INFRASTRUCTURE LIMITED	[illegible]	5
MACQUARIE COMMUNICATIONS INFRASTRUCTURE GROUP DUE DILIGENCE COMMITTEE	[illegible]	[illegible]

f) Dr Nugent was Chairman of the Board of Macquarie Airports Management Limited (MAML) for the period 21 February to 6 December 2002 and received fees of $35,272 during the financial year. The table below summarises the relevant meetings held and attended during the financial year:

	ELIGIBLE TO ATTEND	ATTENDED
BOARD OF MAML	21	[illegible]
MAML DUE DILIGENCE COMMITTEE	[illegible]	[illegible]
MAML BOARD AUDIT COMMITTEE	[illegible]	[illegible]

g) Executive Officers shown above are the five highest paid current members of the Executive Committee who are not members of the Board.

Directors' retained profit share

To encourage a longer term perspective on the part of the Bank's Executive Directors (EDs), it is a fundamental condition of the Directors' Profit Share Scheme (DPS) that 30 per cent of the annual DPS allocations is retained (unless the maximum allocation has been met, in which case a lesser amount is retained) while ever the ED remains employed as an ED by the Bank. These retained amounts vest over a ten-year period of service as an ED and after ten years they vest 100 per cent, subject to any disqualifying events. An ED will only receive the vested retained amounts six months after retirement as an ED if certain disqualifying events have not occurred.

A disqualifying event will arise if an ED leaves the Bank under circumstances of dishonesty or that may otherwise cause significant damage to the Bank. Examples of these actions are fraud, misappropriation of funds, deliberate concealment of a transaction or taking a team of the Bank's staff to a competitor (or being instrumental in or causing a team to go to a competitor).

Directors' retained profit share continued

The balance credited to retained profit share during the current financial year has been recorded as an expense of the Bank in the current financial year. The balance of retained profit share as at 31 March 2003 has been recorded as an expense of the Bank in each and every financial year that a balance has been credited.

EXECUTIVE DIRECTORS	BALANCE OF RETAINED PROFIT SHARE AT 31 MARCH 2002 $	[illegible] $	BALANCE OF RETAINED PROFIT SHARE AT 31 MARCH 2003 $	DATE OF ENTITLEMENT TO RETAINED PROFIT SHARE	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	16,645,104	[illegible]	[illegible]	[illegible]	[illegible]

a) This amount is excluded from the definition of remuneration for the current financial year because it is subject to the restrictions noted above. This amount equals 30 per cent of the profit share allocation.

There are no other amounts that are contingently payable to the persons named above upon their departure from the Bank as a result of the terms and conditions of their employment.

Share options granted to Directors and Executive Officers

NAME AND POSITION	DATE OPTIONS GRANTED	NUMBER OF OPTIONS GRANTED	VALUE OF OPTIONS AT GRANT DATE $	EXERCISE PRICE $	[illegible]
EXECUTIVE DIRECTORS					
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EXECUTIVE OFFICERS					
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
N MOORE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* The granting of these options was approved by shareholders at the Bank's 2002 Annual General Meeting.

a) Options are issued subject to the exercise conditions referred to in Note 3[illegible] to the full consolidated financial statements of Employee Equity Participation and are only exercisable in three equal tranches on or after 1 July 2004, 1 July 2005 and 1 July 2006. Allocations of these options were in respect of performance for the Bank's 2002 financial year.

The value of options at grant date represents the assessed fair value of options using a binomial option pricing framework adjusted to take account of option trading period restrictions, vesting timeframes and, where appropriate, vesting restrictions and performance hurdles. The following key assumptions have been adopted: risk free interest rate 5.9 per cent, expected life of options four years, volatility of share price [illegible] per cent and dividend yield [illegible] per cent per [illegible].

The exercise price of the above options granted was based on the weighted average market price of the Bank's shares during the calendar month of June 2002.

There were no options issued to Non-Executive Directors during the financial year.

Directors' report continued

Directors' equity participation

At 31 March 2003 the following Directors or entities related to them have relevant interests in the following shares and share options of the Bank.

	FULLY PAID ORDINARY SHARES HELD AT 31 MARCH 2003	SHARE OPTIONS HELD AT 31 MARCH 2003
D.S. CLARKE	[illegible]	[illegible]*
A.E. MOSS	[illegible]	[illegible]*
[illegible] JOHNSON	[illegible]	[illegible]*
J.G. ALLPASS	[illegible]	[illegible]**
L.G. COX	[illegible]	[illegible]**
H.K. McCANN	[illegible]	[illegible]**
[illegible] MARTIN	[illegible]	[illegible]**
J.R. NILAND	800	
H.M. NUGENT	[illegible]	[illegible]**

* These share options were issued pursuant to the Employee Option Plan and are subject to the exercise conditions applying to grants of options to Executive Directors, as described in Note 33 to the full financial statements: Employee equity participation.

** These share options were issued pursuant to the Non-Executive Director Share Option Plan. They were issued following shareholder approval at the Bank's 2000 Annual General Meeting. Mr J.G. Allpass, Mr L.G. Cox, Mr H.K. McCann and Mr [illegible] Martin each were granted 2,500 options in 2000 and 1,700 options in 2001. Dr H.M. Nugent was granted 2,085 options in 2000 and 1,700 options in 2001. No options were issued to NEDs during the financial year ended 31 March 2003.

Mr J.G. Allpass has an interest in 4,000 (2002: 4,000) endowment warrants over ordinary shares of the Bank. These warrants expire on 30 June 2007.

During the financial year Directors received dividends relating to the abovementioned shareholdings at the same rate as other shareholders.

Directors' indemnification

Under the Bank's Constitution, the Bank indemnifies all past and present Directors and Secretaries of the Bank, including at the time the Directors named in this report and the Secretaries, against every liability incurred by them in their respective capacities unless:

- the liability is owed to the Bank or to a related body corporate;
- the liability did not arise out of conduct in good faith;
- the liability is for a pecuniary penalty order or a compensation order under the Corporations Act 2001; and
- in the case of a liability for legal costs, the costs are incurred in relation to a liability excluded above, the person is found guilty, grounds for a court order in proceedings by the Australian Securities and Investments Commission or a liquidator are established, or the court denies relief to the person in the relevant proceedings.

Following approval by shareholders at the [illegible] Annual General Meeting the Bank entered into a Deed of Access, Indemnity and Insurance dated [illegible] August [illegible], which protects Directors acting as Directors during their term of office and after their resignation (except where an individual engages in conduct involving a lack of good faith). Under the Deed, the Bank agrees to:

a) indemnify a current or past Voting Director to the full extent of the indemnity given in relation to officers of the Bank under its Constitution in force from time to time;

b) take out and maintain a company reimbursement insurance policy and make available to Directors a Directors' and Officers' insurance policy (each policy to be in an amount and on terms and conditions appropriate for a reasonably prudent company in the Bank's position) for seven years after the Director ceases to be a Director of the Bank;

c) loan funds to a Director to cover the Director's legal costs in defending a claim (repayable when the outcome of the proceedings is determined (where the outcome results in the Director having an indemnity for such legal costs, the loan will be repayable from the amount paid by the Bank to the Director under the indemnity)); and

d) grant access to Directors to all Board papers for at least seven years after the Director ceases to be a Director of the Bank, and access to other documents if the documents were in the Bank's possession at the time the Director was a Director and where it is not contrary to the Bank's interest for the documents to be provided.

In addition, following the approval of shareholders at the [illegible] Annual General Meeting, the Bank made an Indemnity and Insurance Deed Poll on 30 July [illegible]. The benefit of the undertakings made by the Bank under the Deed Poll have been given to each of the Directors and Secretaries of the Bank, its wholly owned subsidiaries and certain officers of other companies where the director or secretary is acting as such at the specific request of the Bank or of a wholly owned subsidiary of the Bank. The Deed Poll provides for the same indemnity and insurance arrangements for those persons with the benefit of the Deed Poll as for the Deed of Indemnity, Access and Insurance described above. However, the Deed Poll does not provide for access to documents of the Bank.

Directors' interests and benefits

Other than any benefit that may have been derived from loans provided by and to the Bank or a related entity and any amount received in respect of payments, accrued remuneration, no Director has, during the year and the period to the date of this report, become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the Report, or the fixed salary of a full time employee of the Bank or related entity) by reason of a contract made by the Bank or a related entity with the Director, or with a firm of which he/she is a member or with an entity in which he/she has a substantial financial interest with the exception of consulting fees paid in the normal course of business totalling $[illegible] (2002: $2,110,000) to the legal firm of Allens Arthur Robinson of which Mr H.K. McCann is a partner. These fees are not significant compared to the Bank's total legal expenses for the financial year.

Share options

Information on the Bank's share option scheme and options granted during or since the end of the financial year is contained in Note 33 to the full financial statements: Employee equity participation.

No person holding an option has, or had, by virtue of the option, a right to participate in a share issue of any other corporation.

No unissued shares, other than those referred to above, are under option as at the date of this report.

Environmental regulations

To the best of their knowledge and belief, after making appropriate enquiries, the Directors have determined that where there are environmental regulations that apply to the Bank and its controlled entities, that these have been complied with at all times during the financial year.

Rounding of amounts

[illegible]

D.S. Clarke

A.E. Moss

Directors' report schedule

Directors' experience and special responsibilities

David S Clarke, AO 61,
BEc (Hons), Hon DScEcon (Syd), MBA (Harv)

— *Executive Chairman of Board since the Bank's inception in February 1985*
— *Chairman of Board Nominating Committee*
Member of Board Remuneration Committee

David Clarke has been Executive Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977 he was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited), from 1977 to 1984 Managing Director, and from 1984, Executive Chairman. He is also Chairman of McGuigan Simeon Wines Limited, Macquarie ProLogis Management Limited, Macquarie Goodman Management Limited, Macquarie Goodman Funds Management Limited, the Wine Committee of the Royal Agricultural Society of New South Wales, the Opera Australia Capital Fund and the Sydney Advisory Board of the Salvation Army. He is an associate of the Australian Stock Exchange, a member of the Investment Advisory Committee of the Australian Olympic Foundation, the Harvard Business School Asia Advisory Committee and the Monash Mount Eliza Business Council.

Mark RG Johnson, 62,
LLB (Hons) (Melb), MBA (Harv)

Executive Deputy Chairman since September 2000
Member of Board since February 1987
— *Member of Board Corporate Governance Committee*

Mark Johnson joined Macquarie Bank in February 1987 as an Executive Director of the Bank, and Chairman of its Corporate Services Division. He was Joint Managing Director of Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited) with David Clarke from 1971 to 1977 and an Executive Director of Hill Samuel & Co London until 1980. Mark was founding Director of the Australian Bank in 1981 and resigned from that position in 1986 before rejoining Macquarie Bank. He is Deputy Chairman of The Australian Gas Light Company Limited, Chairman of Macquarie Infrastructure Group, the Advisory Board to Axiss Australia, a division of the Commonwealth Treasury with responsibility for the promotion and development of Australia's financial sector and EnGenerate Pty Limited. He is a Director of IMBcom Pty Limited, Uda Resources Limited and Victor Chang Cardiac Research Institute Limited.

Allan E Moss, 53,
BA LLB (Hons) (Syd), MBA (Harv)

— *Managing Director since August 1993*
Member of Board since June 1989

Allan Moss joined Hill Samuel Australia Limited (predecessor to Macquarie Bank Limited) in the Corporate Services Group in 1977 and in 1982 became a Director of Hill Samuel Australia Limited. In 1983, he led the team responsible for preparing the submission to the Australian Government for the formation of Macquarie Bank. The following year he founded the Risk Management Division which is responsible for the Bank's credit and other prudential controls. In 1986, Mr Moss was made responsible for the Corporate Banking Group. He was appointed Head of the Financial Markets Group in 1989 and Deputy Managing Director the following year. Mr Moss became Managing Director in 1993.

John G Allpass, 62
FCA, FCPA, FAICD

Member of Board since January 1994
— *Chairman of Board Audit and Compliance Committee*
— *Member of Board Remuneration Committee*

John Allpass is a Chartered Accountant and has 37 years experience in the accounting profession. He was Managing Partner of KPMG Peat Marwick's Queensland practice for nine years until 1993. He was also a member of the KPMG Peat Marwick National Board. He currently holds a number of other appointments including Chairman of Envestra Limited and directorships of Queensland Investment Corporation and Medical Benefits Fund of Australia Limited, member of the Brisbane Advisory Board of the Salvation Army, Councillor of St John's College and Chairman of the National Trust St John's Cathedral Fund Raising Board. He has also held a number of other corporate appointments.

Laurence G Cox, AO 64,
BCom (Melb), FCPA, FSIA

— *Member of Board since January 1996*

Laurie Cox joined the Board as a Non Executive Director and also became Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He was previously Executive Chairman of the Potter Warburg Group of Companies and a Director of S G Warburg Securities of London. Mr Cox is the immediate past Chairman of Australian Stock Exchange Limited (1989 to 1994). He was a Director of the ASX from its inception in 1987, a Director of Securities Exchanges Guarantee Corporation from 1987 to 1995 and a member of the Executive Committee of the Internationale Boerses des Valeurs from 1990 to 1992.

He is also a former member of the International Markets Advisory Board, the NASDAQ Stock Market (USA). He is currently an associate of the ASX and on the Executive Committee of the Australia Japan Business Co-operation Committee. He is Chairman of Transurban Group, SMS Management & Technology Limited and the Murdoch Childrens Research Institute and is a Director of Smorgon Steel Group Limited.

Barrie R Martin, 67
BEc, ANZIIF (Fellow)

Member of Board since August 1987
— *Member of Board Nominating Committee*
— *Member of Board Audit and Compliance Committee*
Member of Board Corporate Governance Committee

Barrie Martin is a former Non Executive Chairman of Prudential Corporation Australia Limited and was Managing Director for the Prudential Group in Australia and New Zealand from July 1984 to December 1991. He was Chairman of the Life Insurance Federation of Australia from May 1990 to May 1992 and was Chairman of the Insurance Employers Industrial Association from 1990 to 1992. He stepped down from the position of Deputy President of the State Chamber of Commerce (NSW) in 1991 and was President of the Council of the Australian Insurance Institute in 1994/1995. Mr Martin is Chairman of the Barkworth Group and Brazin Limited and is a Director of BHP SVC Pty Limited and SciGen Limited. He is also Chairman of the Compliance Committee for Allianz Dresdner Asset Management Limited.

H Kevin McCann, 62
BA LLB (Hons) (Syd), LLM (Harv), FAICD

— *Member of Board since December 1996*
— *Member of Board Audit and Compliance Committee*
Chairman of Board Corporate Governance Committee

Kevin McCann is Chairman of Partners, Allens Arthur Robinson, a leading firm of Australian lawyers. He has practised as a commercial lawyer since admission as a Partner in 1970, specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He is Chairman of Healthscope Limited, Origin Energy Limited, Triako Resources Limited and the Sydney Harbour Federation Trust, a Director of BHP Steel Limited and a Member of the Takeovers Panel.

John R Niland, AC 62,
BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (SCU), FAICD

Member of Board since February 2003

John Niland was Vice Chancellor and President of the University of New South Wales from 1992 to 2002 and before that was the University's foundation Professor of Economics and Industrial Relations. He is currently Chairman of the UNSW Foundation Limited, Research Australia Limited, the Centennial Park Trust and realestate.com.au Limited and is a member of the University Grants Committee of Hong Kong. He is also a former Chief Executive of the State Pollution Control Commission and Executive Chairman of the Environment Protection Authority. He has served on the Australian Universities Council, the Federal and Further Education Council of Australia, the Boards of St Vincent's Hospital and the Sydney Symphony Orchestra Foundation and the Sydney Olympic Bid's Building Commission.

Helen M Nugent, 54,
BA (Hons), PhD (Qld), MBA (Harv)

Member of Board since June 1999
Chairman of Board Remuneration Committee
— *Member of Board Nominating Committee*

Helen Nugent has held a number of roles in the finance sector. She is currently Chairman of Funds SA and Swiss Re Australia Limited and previously was Director of Strategy, Westpac Banking Corporation (1994 to 1999), Non-Executive Director of the State Bank of New South Wales (1993 to 1994) and Non Executive Director of Mercantile Mutual (1993 to 1994). She is also a Director of UNiTAB Limited, Origin Energy Limited and Australian Postal Corporation and is a member of the Board of Freehills. She is a former Deputy Chairman of the Australia Council and former Chairman of the Major Performing Arts Board of the Australia Council. In 1999 she chaired the Ministerial Inquiry into the Major Performing Arts. Prior to joining Westpac, Helen was Professor in Management and Director of the MBA Program at the Australian Graduate School of Management and a partner at McKinsey and Company.

Consolidated statement of financial performance

for the financial year ended 31 March 2003

	Notes	Consolidated 2003 $M	Consolidated 2002 $M
Interest income		1,074	[illegible]
Interest expense		(827)	[illegible]
Net interest income		247	249
Fee and commission income		1,370	1,210
Fee and commission expense		(254)	(207)
Net fee and commission income		1,116	1,003
Trading income		402	363
Other income		194	52
Other expenses		(69)	(35)
Total income from ordinary activities		1,890	1,600
Employment expenses		(970)	(859)
Occupancy expenses		(92)	(84)
Non-salary technology expenses		(84)	(79)
Professional fees, travel and communication expenses		(123)	(117)
Other operating expenses		(161)	(106)
Total expenses from ordinary activities		(1,430)	(1,245)
Profit from ordinary activities before income tax		460	355
Income tax (expense)		(96)	(76)
Profit from ordinary activities after income tax		364	279
(Profit) from ordinary activities after income tax attributable to outside equity interest		(3)	—
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*		361	279
Distributions paid or provided on Macquarie Income Securities	5	(28)	(29)
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited		333	250
		Cents per share	
Basic earnings per share	6	164.84	[illegible]
Diluted earnings per share	6	163.06	[illegible]

* There were no valuation adjustments recognised directly in equity.

The statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated statement of financial position

as at 31 March 2003

	Notes	Consolidated 2003 $M	Consolidated 2002 $M
Assets			
Cash and liquid assets		311	[illegible]
Securities purchased under resale agreements		5,155	[illegible]
Trading assets		4,780	[illegible]
Other securities		2,181	[illegible]
Loan assets		9,894	[illegible]
Other financial market assets		5,309	[illegible]
Other financial assets		1,828	1,927
Life insurance investment assets		2,516	2,588
Equity investments		130	102
Investments in associates and incorporated joint ventures		142	[illegible]
Fixed assets		125	[illegible]
Tax assets		146	[illegible]
Total assets		32,517	[illegible]
Liabilities			
Due to other financial institutions		517	[illegible]
Securities sold under repurchase agreements		2,221	[illegible]
Securities borrowed		2,381	[illegible]
Deposits		3,966	[illegible]
Notes payable		10,069	9,431
Other financial market liabilities		4,718	[illegible]
Tax liabilities		18	17
Other financial liabilities		2,665	[illegible]
Life insurance policy liabilities		2,456	[illegible]
Provisions for dividends and distributions		213	[illegible]
Deferred tax liabilities		30	[illegible]
Other provisions		122	[illegible]
Total liabilities excluding loan capital		29,376	[illegible]
Loan capital			
Subordinated debt		406	[illegible]
Converting Preference Shares		150	[illegible]
Total liabilities		29,932	[illegible]
Net assets		2,585	[illegible]
Equity			
Contributed equity			
Ordinary share capital		1,137	[illegible]
Macquarie Income Securities		391	[illegible]
Retained earnings		659	[illegible]
Total equity attributable to equity holders of Macquarie Bank Limited		2,187	[illegible]
Outside equity interests in controlled entities		398	[illegible]
Total equity		2,585	[illegible]

The statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

Consolidated statement of cash flows

for the financial year ended 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M
Cash flows from operating activities		
Interest received	1,083	980
Interest and other costs of finance (paid)	(856)	(821)
Dividends and distributions received	90	144
Fees and other non-interest income received	1,294	1,109
Fees and commissions (paid)	(257)	(150)
Net receipts from dealing in financial instruments	1,113	627
(Payments) to suppliers	(441)	(709)
Employment expenses (paid)	(866)	(816)
Income taxes (paid)	(197)	(165)
Life insurance investment income	105	84
Life insurance premiums received	1,710	1,854
Life insurance (policy payments)	(1,750)	(1,946)
Broadcast Australia – net receipts from operations	17	—
Net cash flows from operating activities	**1,045**	225
Cash flows from investing activities		
Loan assets (granted)	(4,674)	(3,698)
Proceeds from securitisation of loan assets	4,407	2,258
Recovery of loans previously written off	1	—
(Payments) for other securities	(737)	(1,788)
Proceeds from the realisation of other securities	298	121
(Payments) for equity investments	(109)	(78)
Proceeds from the sale of equity investments	13	27
(Payments) for fixed assets	(40)	(75)
Proceeds from the sale of fixed assets	2	2
(Payments) for life insurance investments	(5,881)	(7,803)
Proceeds from the sale of life insurance investments	5,847	7,841
Broadcast Australia – payment for acquisition, net of cash acquired	(296)	—
Broadcast Australia – cash deconsolidated	(17)	—
Net cash flows from investing activities	**(1,186)**	(3,193)
Cash flows from financing activities		
Net (decrease)/increase in money market and other deposit accounts	(32)	2,231
Proceeds from the issue of ordinary share capital	47	623
Transaction costs for the issue of ordinary share capital	—	(3)
Proceeds from outside equity interest	1	394
(Repayment) of subordinated debt	(50)	—
Issue of subordinated debt	225	—
Dividends and distributions (paid)	(141)	(213)
Broadcast Australia – net proceeds from borrowings	137	—
Net cash flows from financing activities	**187**	3,032
Net increase in cash held	**46**	64
Cash at the beginning of the financial year	243	179
Cash at the end of the financial year	**289**	243

The statement of cash flows above should be read in conjunction with the accompanying discussion and analysis.

Discussion and analysis

for the financial year ended 31 March 2003

Discussion and analysis of statement of financial performance

The economic entity achieved a profit from ordinary activities after income tax attributable to ordinary equity holders of $333 million, a 33% increase from last financial year. The return on average ordinary shareholders' funds was 18.7%, which was consistent with the previous financial year (18.2%). The increase in ordinary share capital was offset by the growth in earnings.

Income from ordinary activities

Income from ordinary activities increased by $290 million (18%) to $1.9 billion. This growth is attributable to increases in all major categories of operating income.

Net interest income increased by $28 million (13%) to $247 million. Interest income has increased by $65 million (6%) to $1.1 billion. The growth in interest bearing assets of $1.5 billion (9%), was offset by a reduction in the average applicable interest rates, particularly in respect of loan assets. There was also an increase in interest expense of $37 million (5%) to $827 million. Again, the growth in interest bearing liabilities of $1.8 billion (10%) was offset by a reduction in average applicable interest rates, particularly in respect of notes payable.

Net fee and commission income increased by $113 million (11%) to $1.1 billion. Fee income increased across the majority of businesses, largely attributable to the growth in management, performance and advisory fees, particularly in the Banking and Property and Investment Banking Groups.

Net trading income increased by $41 million (11%) to $402 million. The majority of the trading businesses experienced growth.

Net other income increased by $108 million to $125 million. This balance includes the gain on deconsolidation of Broadcast Australia and transmission income earned during the holding period. Profits earned on the partial realisation of the investment in Macquarie Infrastructure Group were offset by a write-down of the investment in Macquarie Airports.

Operating expenses increased by $185 million (15%) to $1.4 billion. This balance includes the operating expenses incurred by Broadcast Australia during the holding period and the increase is also attributable to the costs incurred to support the overall growth in the Bank's business. The expense to income ratio decreased from 77.8% for the previous financial year to 74.9% (adjusted to exclude Broadcast Australia transmission income and operating expenses for the holding period), which reflects a number of ongoing initiatives to manage costs across the economic entity.

Income tax

Income tax attributable to profits from ordinary activities attributable to ordinary equity holders has decreased from 23.3% of profit from ordinary activities for the previous financial year to 22.2% for the current financial year. This reflects the reduced corporate tax rate of 30%, which was applicable for the entire financial year.

Earnings per share

Basic earnings per share increased from 132.63 cents per share for 2002 to 154.84 cents per share, largely reflecting the strong growth in earnings.

Dividends on ordinary share capital

In line with the Bank's dividend policy, the Board has resolved to pay a final cash dividend of 52 cents per ordinary share (2002: 42 cents per ordinary share) in respect of the financial year ended 31 March 2003.

The tax consolidation regime will provide one off access to franking credits. As a result, the Bank will also pay a special dividend of [illegible] cents per ordinary share. This special dividend will be fully franked.

The total annual dividend [illegible] share is [illegible] cents (2002: [illegible] cents) per ordinary share.

The extent of franking of future dividends will depend on the Bank's [illegible] Australian taxable [illegible]

Discussion and analysis of statement of financial position

Equity attributable to ordinary equity holders of the Bank increased by $167 million (10%) to $1.8 billion. The increase is due to growth in both retained earnings and ordinary share capital partly attributable to shares issued through the exercise of options and the activation of the Dividend Reinvestment Plan during the financial year.

The total capital adequacy ratio increased from 19.4% to 21.4% as at 31 March 2003 and the Tier 1 ratio also increased from 16.8% to 19.0% as at 31 March 2003. These increases were primarily the result of a reduction in risk weighted assets.

Total assets increased by $2.0 billion (6%) to $32.5 billion. This increase is largely attributable to growth in loan assets, other securities, securities purchased under resale agreements and other financial market assets, which represents the position for value adjustments from trading in financial instruments.

The Bank's credit rating continue to reflect strong prudential controls and diversified earnings. During the financial year the Bank maintained all its external credit ratings.

Discussion and analysis of statement of cash flows

Cash flows from operating activities for the financial year was [illegible]

[illegible]

Notes to and forming part of the concise financial statements

as at 31 March 2003

Note One > Basis of accounting

The concise financial report is derived from the full financial report of Macquarie Bank Limited and the entities that it controlled (together "the economic entity") at the end of and during the financial year ended 31 March 2003 which is prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views, the Corporations Act 2001 and the Banking Act.

The concise financial report has been prepared in accordance with Australian Accounting Standard AASB 1039 "Concise Financial Reports" and the relevant provisions of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year.
A full description of the accounting policies adopted by the economic entity is provided in the full financial report.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with the current financial year.

	Consolidated 2003 $M	Consolidated 2002 $M
Note Two > Retained earnings		
Balance at the beginning of the financial year	617	551
Profit from ordinary activities after income tax attributable to equity holders	361	279
Distributions paid or provided on Macquarie Income Securities	(28)	(29)
Dividends paid or provided on ordinary share capital	(291)	(184)
Total retained earnings	659	617
Note Three > Revenue		
Interest income	1,074	[illegible]
Fee and commission income	1,342	[illegible]
Investment revenue and management fees from life insurance business (refer Note 34 to the full financial statements)	26	174
Trading income	402	361
Proceeds from the sale of other securities and equity investments	311	148
Other income (excluding profit on the sale of other securities and equity investments)	163	53
Total revenue	3,318	[illegible]

Note Four > Segment reporting

Primary segment – business

	Asset and Wealth Management $M	Financial Markets $M	Investment Banking $M	Lending $M	Total $M
					31 March 2003
Revenue from external customers	669	1,039	1,035	575	3,318
Inter-segmental revenue	3	(157)	(37)	191	—
Profit from ordinary activities after income tax	82	97	118	67	364
Total assets	3,058	16,998	3,684	8,777	32,517
					31 March 2002
Revenue from external customers	597	671	804	[illegible]	[illegible]
Inter-segmental revenue	6	(150)	(53)	197	
Profit from ordinary activities after income tax	[illegible]	56	112	60	279
Total assets	3,180	[illegible]	[illegible]	[illegible]	[illegible]

Secondary segment – geographical

	Australia $M	Other $M	Total $M
			31 March 2003
Revenue from external customers	2,732	586	3,318
Total assets	21,756	10,761	32,517
			31 March 2002
Revenue from external customers	[illegible]	567	[illegible]
Total assets	[illegible]	[illegible]	[illegible]

Notes continued

as at 31 March 2003

Note Five > Dividends and distributions paid or provided

	Consolidated 2003 $M	Consolidated 2002 $M
Ordinary share capital		
Dividends paid – interim 41 (2002: 41) cents per share)	83	81
Dividends provided		
— final (52 (2002: 52) cents per share)	106	102
— special (50 (2002: Nil) cents per share)	102	[illegible]
Total dividends paid or provided	**291**	183

The interim ordinary dividend paid during the financial year ended 31 March 2003 was 85% franked at 30% (2002: 70% franked at 30%). The final ordinary dividend provided as at 31 March 2003 is 100% franked at 30% (2002: 70% franked at 30%) and the special ordinary dividend provided as at 31 March 2003 is 100% franked at 30%.

On 3 May 2002 the Directors resolved that they would activate the Dividend Reinvestment Plan (the DRP) effective for the dividend to be paid on 2 July 2002. The DRP was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

	Cents per share	
Cash dividends per share	**143**	93

Converting Preference Shares

Dividends on these shares of $10 million (2002: $11 million) have been charged to the Statement of Financial Performance as interest expense. The dividend paid on 17 June 2002 was 70% franked at 30%, the dividend paid on 16 December 2002 was 85% franked at 30% and the dividend to be paid on 16 June 2003 will be 100% franked at 30%.

Franking credits available for the subsequent financial year at a corporate tax rate of 30% (2002: 30%)	**40**	15

With effect from 1 July 2002, Australian tax law requires companies to maintain franking accounts on a tax paid basis. The disclosure above, including the prior year comparatives, reflects therefore the new tax paid basis of measuring franking credits.

The franked portion of dividends proposed as at 31 March 2003 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year.

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

a) franking credits that will arise from the payment of income tax payable as at the end of the financial year,
b) franking credits that may be prevented from being distributed in subsequent financial years,
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year, and
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

Macquarie Income Securities		
Distributions paid (net of distributions previously provided)	23	23
Distributions provided	5	6
Total distributions paid or provided	**28**	29

The distributions paid/payable in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

Note Six > Earnings per share

	Consolidated 2003 $M	Consolidated 2002 $M
	Cents per share	
Basic earnings per share	**164.84**	132.83
Diluted earnings per share	**163.06**	129.11
Reconciliation of earnings used in the calculation of basic earnings per share		
Profit from ordinary activities after income tax	364	279
Profit from ordinary activities after income tax attributable to outside equity interests	(3)	[illegible]
Distributions paid or provided on Macquarie Income Securities	(28)	(20)
Total earnings used in the calculation of basic earnings per share	**333**	259
Reconciliation of earnings used in the calculation of diluted earnings per share		
Earnings used in calculating basic earnings per share	333	259
Interest savings from conversion of Converting Preference Shares	11	11
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	1	1
Total earnings used in the calculation of diluted earnings per share	**345**	262
	Number of shares	
Weighted average number of shares used in the calculation of earnings per share		
Basic earnings per share	202,014,367	198,505,701
Diluted earnings per share	211,578,662	[illegible]

Comparative figures have been adjusted to conform with revisions to AASB 1027 "Earnings per Share" which were first applicable in the current financial year.

Notes continued

as at 31 March 2003

Note Seven > Acquisition and disposal of Broadcast Australia Holdings Pty Limited

Acquisition

On 2 April 2002 a controlled entity of the Bank, Macquarie Communications Infrastructure Limited (MCIL) acquired 100% of the issued capital of ntl Belgium sprl, the chief entity of ntl Australia Holdings Pty Limited which was subsequently renamed Broadcast Australia Holdings Pty Limited (BA). The operating results of BA have been included in the Statement of Financial Performance from the date of acquisition until its deconsolidation on 12 August 2002.

The fair value of assets and liabilities acquired differs from those disclosed in the 31 March 2002 financial statements as a result of valuations being finalised subsequent to acquisition and revisions in the final allocation of the purchase consideration.

Details of the acquisition are as follows:	$M
Fair value of net assets acquired	
Cash and other financial assets	63
Fixed assets	527
Intangible assets	405
Payables and provisions	(145)
Borrowings	(517)
Total fair value of net assets acquired	333
Purchase consideration	
Cash consideration	313
Deferred consideration	20
Total purchase consideration	333
Reconciliation of cash movement	
Cash consideration	(313)
Less: cash acquired	17
Total cash outflow	(296)

Note Seven > Acquisition and disposal of Broadcast Australia Holdings Pty Limited continued

Deconsolidation

The shares in MCIL and units in the Macquarie Communications Infrastructure Trust were stapled together to form the Macquarie Communications Infrastructure Group (MCG) on 12 August 2002. MCG ceased to be a controlled entity of the Bank following the public offering of 115 million stapled securities in MCG. The Bank has retained a holding of 50 million securities which represents 3[illegible]% of the securities on issue. These securities must be held in escrow for a 12 month period and the Bank has agreed to waive its voting rights during this period.

Details of the deconsolidation are as follows:	$M
Carrying value of assets and liabilities deconsolidated	
Cash and other financial assets	61
Fixed assets	492
Intangible assets*	418
Payables and provisions	(104)
Borrowings**	(921)
Total carrying value of assets and liabilities deconsolidated	(54)
Reconciliation of cash movement	
Cash received	—
Less: cash deconsolidated	(17)
Total cash outflow	(17)
Gain on deconsolidation	
MCG loss from ordinary activities after income tax from 2 April to 12 August 2002	(54)
Recoupment of MCG loss from ordinary activities after income tax upon deconsolidation	54
Advisory fees recognised as income upon deconsolidation	30
Gain from holding investment in MCG	20
Total gain on deconsolidation	50

* Includes advisory fees recognised as income by the Bank upon deconsolidation.
** Includes borrowings from the economic entity which were repaid subsequent to 12 August 2002.

In addition, the Bank also earned an underwriting fee of [illegible] million relating to the initial public offering [illegible].

Note Eight > Full financial report

Further financial information can be obtained from the full financial report which is available, free of charge, on request from the Bank. A copy may be requested by calling (02) 82[illegible]. Alternatively, both the full financial report and the concise financial report can be accessed via the internet at [illegible].

Directors' declaration

The Directors declare that, in their opinion, the concise financial report of the economic entity for the financial year ended 31 March 2003 as set out on pages 50 to 59 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

The financial statements and specific disclosures included in the concise financial report have been derived from the full consolidated financial report for the financial year ended 31 March 2003.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report, which as indicated in Note 6, is available on request.

The declaration is made in accordance with a resolution of the Directors.

D.S. Clarke Director

A.E. Moss Director
Sydney, 12 May 2003

Independent audit report

to the Members of Macquarie Bank Limited

Audit opinion

In our opinion, the concise financial report of Macquarie Bank Limited (the Bank) for the financial year ended 31 March 2003 as set out on pages 50 to 60 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports" (AASB 1039).

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The concise financial report – responsibility and content

The preparation and content of the concise financial report for the financial year ended 31 March 2003 are the responsibility of the Directors of the Bank.

The auditor's role and work

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the Bank. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the concise financial report is free of material misstatement.

We have also performed an independent audit of the full financial report of the Bank for the financial year ended 31 March 2003. Our audit report on the full financial report was signed on 12 May 2003, and was not subject to any qualifications. Our audit did not involve an analysis of the prudence of business decisions made by the Directors or management.

In conducting the audit of the concise financial report, we carried out a number of procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with AASB 1039.

The procedures included:

- testing the information included in the concise financial report is consistent with the information in the full financial report,
- selecting and examining evidence, on a test basis, as required by auditing standards, to support amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report. We did not examine every item of evidence available, and
- reviewing the overall presentation of information in the concise financial report.

Independence

As an auditor, we are required to be independent of the Bank and its controlled entities and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by the Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Bank and its controlled entities. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers
Chartered Accountants



D.H. Armstrong Partner
Sydney, 12 May 2003

Financial summary since listing*

Financial year ended 31 March	1996	1997	1998	1999	2000	2001	2002	2003
Financial performance ($ million)								
Total income from ordinary activities	435	530	665	815	1,186	1,472	1,600	1,890
Total expenses from ordinary activities	336	392	498	597	885	1,147	1,245	1,430
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460
Income tax expense	6	21	26	53	79	53	76	96
Profit from ordinary activities	93	117	141	165	222	272	279	364
Outside equity interest						(1)		3
Macquarie Income Securities distributions	—	—	—	—	12	31	29	28
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333
Financial position ($ million)								
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,517
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,932
Net assets	428	500	581	651	1,235	1,338	2,417	2,585
Risk weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,594
Impaired assets (net of provisions)	57	46	12	41	23	31	49	16
Share information								
Cash dividends per share (cents per share)								
Interim	—	18	21	30	34	41	41	41
Final	34.7 (a)	25	30	38	52	52	52	52
Special								50
Total	34.7 (a)	43	51	68	86	93	93	143
Basic earnings per share (cents per share)	61.0 (a)	74.85	88.09	101.33	121.33	138.86	132.83	164.84
Share price at 31 March ($)	5.78 (a)	8.50	14.35	19.10	26.40	27.63	33.26	24.70
Ordinary share capital (million shares) (b)	133.7	151.4	157.6	161.1	171.2	175.9	198.6	204.5
Market capitalisation at 31 March (fully paid ordinary shares) ($ million)	872 (c)	1,287	2,262	3,077	4,520	4,860	6,602	5,051
Ratios								
Return on average ordinary shareholders' funds	25.1%	25.2%	26.1%	26.8%	28.1%	27.1%	18.7%	18.7%
Payout ratio (excluding special dividend)	61.0%	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	56.8%
Tier 1 ratio	11.6%	12.9%	11.7%	13.0%	14.5%	12.9%	17.6%	19.0%
Capital adequacy ratio	15.4%	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%
Impaired assets as % of loan assets	2.3%	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%
Net loan losses as % of loan assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%
Funds under management ($ billion)								
Listed	0.6	1.1	1.6	3.0	4.2	6.5	11.9	16.0
Unlisted								
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.7	23.9
Total	13.8	16.9	21.4	22.8	26.3	30.5	41.3	52.3
Staff numbers (d)	1,732	1,965	2,471	3,119	4,070	4,467	4,726	4,802

* The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

(a) Adjusted for June 1996 bonus issue.
(b) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
(c) Based on unadjusted share price of $6.09
(d) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Directory of Groups and Divisions

Executive Chairman
David Clarke

Managing Director and Chief Executive Officer
Allan Moss

Deputy Managing Director
Richard Sheppard

Investment Banking Group
Nicholas Moore

Corporate Finance
Michael Cook
Michael Carapiet

Financial Products
Oliver Yates
Michael Price

Infrastructure and Specialised Funds
Anthony Kahn

Macquarie Capital
Garry Farrell

Equities
Roy Laidlaw

Research
David Richards

Equity Markets Group
Ottmar Weiss

Australia
Greg Mackay

Hong Kong
Kim Burke

Japan
Paul O'Brien

South Africa
David Brown

Europe
Andrew Evans

Brazil
Walter Pye

International Trading Desk
Greg Mackay

Treasury and Commodities Group
Andrew Downe

Metals and Mining
Gavin Bradley
James Mactier

Foreign Exchange
Simon Wright

Debt Markets
Paul Bide

Agricultural Commodities
Peter Thomas

Futures
Bill Marynissen

Treasury
Paul Robertson

Risk Advisory Services
Stephen Wood

Economic Research
Richard Gibbs

Energy Markets Division
Simon Greenfell

Banking and Property Group
Bill Moss

Property – Stephen Girdis

Property Investment Management
James Hodgkinson
Simon Jones

Property Finance
Grant Munro

Property Investment Banking
Matthew Banks

Property Investment Banking North America
Mark Baillie

Golf and Leisure
Tony Lobban

Securitised Lending – Tony Gill

Mortgages
Frank Ganis

Margin Lending
Scott Young
Mickey Perry

Banking – Greg Goodlet

Professional and Business Banking
Craig Thompson

Macquarie Commercial Finance
Peter Wright

Funds Management Group
David Deverall

Macquarie Funds Management Division
David Deverall

International Business
Ben Brock

Financial Services Group
Peter Maher

Macquarie Financial Services
Peter Coleman

Macquarie Adviser Services
Neil Roderick

Strategy and Customer Management
Andrew Murray

Macquarie Direct Investment
Sandy Lockhart

Corporate Affairs Group
Greg Ward

Financial Operations
Greg Ward

Business Improvement
Garry Hollis

Human Resources
Anne Matthews

Company Secretarial and Investor Relations
Dennis Leong

Business Services
Bill Walton

Taxation
Andrew McWhinnie

Corporate Communications
[illegible]

Quantitative Applications Division
[illegible]

Risk Management Division
[illegible]

Credit
[illegible]

Equities
[illegible]

Operational Risk Management
[illegible]

Compliance
[illegible]

Information Services Division
[illegible]

Contact directory

Directory of offices from which Macquarie Bank and/or its subsidiaries conduct operations

www.macquarie.com.au

Australia

No. 1 Martin Place
Sydney NSW 2000
Telephone 612 8232 3333
Facsimile 612 8232 7780

20 Bond Street
Sydney NSW 2000
Telephone 612 8232 3333
Facsimile 612 8232 3350

9 Hunter Street
Sydney NSW 2000
Telephone 612 8232 3333
Facsimile 612 8232 7780

363 George Street
Sydney NSW 2000
Telephone 612 8297 0004
Facsimile 612 8297 4603

Level 2, West Wing
50 Grenfell Street
Adelaide SA 5000
Telephone 1800 808 310
Facsimile 618 8410 9450

Level 1 & 2, West Wing
50 Grenfell Street
Adelaide SA 5000
Telephone 618 8203 0200
Facsimile 618 8212 4829

Level 1, 300 Queen Street
Brisbane QLD 4000
Telephone 617 3233 5333
Facsimile 617 3233 5399

Level 12, Comalco Place
12 Creek Street
Brisbane QLD 4000
Telephone 617 3233 5969
Facsimile 617 3229 5930

Ground Floor, 12 Short Street
Southport QLD 4215
Telephone 617 5532 8955
Facsimile 617 5532 8731

Suite 1, 215 Albany Street
North Gosford NSW 2250
Telephone 612 4324 2799
Facsimile 612 4324 3324

63 Hannan Street
Kalgoorlie WA 6430
Telephone 618 9021 1422
Facsimile 618 9021 8133

Level 22, 101 Collins Street
Melbourne VIC 3000
Telephone 613 9635 8000
Facsimile 613 9635 8080

Level 27, Allendale Square
77 St George's Terrace
Perth WA 6000
Telephone 618 9224 0066
Facsimile 618 9224 0633

Level 28, Allendale Square
77 St George's Terrace
Perth WA 6000
Telephone 618 9224 0836
Facsimile 618 9224 0859

Shop 10, 127 Fryer Street
Shepparton VIC 3630
Telephone 613 5822 2876
Facsimile 613 5822 1583

69 Mary Street
Noosaville QLD 4566
Telephone 617 5474 1608
Facsimile 617 5474 2350

Old Post Office Building
140 Margaret Street
Toowoomba QLD 4350
Telephone 617 4639 2685
Facsimile 617 4639 3508

Ground Floor, 81 Sturt Street
Townsville QLD 4810
Telephone 617 4771 6053
Facsimile 617 4771 6244

Telephone 612 6232 4750
Facsimile 612 6232 4330

Level 3, 25 National Circuit
Forrest ACT 2603
Telephone 612 6225 3000

Computershare Investor Services Pty Ltd
GPO Box 242 Melbourne
VIC 8060
Toll free 1300 855 080
Telephone 613 9615 5970
Facsimile 613 9235 8220

Austria

Wallnerbergstrasse 11
Tower East, 31 Floor
1103 Vienna Austria
Telephone 431 205 300 20
Facsimile 431 205 300 30

Brazil

Rua Araujinho de Veiga
45 – 14 andar cj 142
Sao Paulo SP 04534-000 Brazil
Telephone 5511 3068 2900
Facsimile 5511 3167 3807

Canada

8th Floor, 121 King Street West
Toronto, Ontario
M5H 3T9 Canada
Telephone 1416 594 0200
Facsimile 1416 594 0020

Suite 2864, Bentall Centre
1055 Dunsmuir Street
PO Box 49183
Vancouver BC
V7X 1K8 Canada
Telephone 1604 605 3944
Facsimile 1604 605 1634

China

Suite 6C, Level 6
Dong Yi Building
88-90 Chang Shu Road
Shanghai PRC 200040
Telephone 8621 6249 2212
Facsimile 8621 6249 2610

No 145 Mu Nan Dao
Heping District
Tianjin PRC 300050
Telephone 8622 2313 4528
Facsimile 8622 2313 4529

Germany

Beethovenstrasse 18
D 60325 Frankfurt/Main
Germany
Telephone 4969 7471 9710
Facsimile 4969 7474 9797

Stollbergstrasse 22
80539 Munich Germany
Telephone 4989 290 530
Facsimile 4989 290 5320

Hong Kong

17/F Citic Tower
1 Tim Mei Avenue
Central, Hong Kong
Telephone 852 2823 3700
Facsimile 852 2823 3790

Indonesia

Jakarta Stock Exchange
Building, Tower 2, 8th Floor
Jalan Jend. Sudirman
Kav. 52-53 Blok F-2
Jakarta 12190 Indonesia
Telephone 6221 515 4585
Facsimile 6221 515 4579

Ireland

Suite 223, Alexandra House
The Sweepstakes
Ballsbridge, Dublin 4
Ireland
Telephone 3531 631 9351
Facsimile 3531 631 9434

Japan

Taisho Seimei Hibiya
Building 10F
9-1 Yurakucho 1-Chome
Chiyoda-ku
Tokyo 100-0006 Japan
Telephone 813 5220 2727
Facsimile 813 5220 2726

Level 6, Otemachi First Square
1-5-1 Otemachi Chiyoda-ku
Tokyo 100 0004 Japan
Telephone 813 5208 3119
Facsimile 813 3518 7224

Korea

4th Floor, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100-755 Korea
Telephone 822 3782 2200
Facsimile 822 3782 2290

Level 8, Kookmin Bank Building
9-1, 2-Ka, Namdaemun-Ro
Choong-ku
Seoul 100-703 Korea
Telephone 822 317 2216
Facsimile 822 317 2774

4th Floor, Hanwha Building
110 Sokong-Dong, Chung-Ku
Seoul 100 070 Korea
Telephone 822 3782 2300
Facsimile 822 3782 2400

8th Floor, Hanwha Building
110 Sokong-Dong, Chung-ku
Seoul 100-753 Korea
Telephone 822 3705 8565
Facsimile 822 3705 8585

Malaysia

Level 12, Menara Dion
27 Jalan Sultan Ismail
50250 Kuala Lumpur Malaysia
Telephone 603 381 1081
Facsimile 603 381 1082

Unit Level 3 (A) Main Office Tower
Financial Park Labuan, Jalan
Merdeka, 87000 Federal Territory
Labuan Malaysia
Telephone 6087 583 080
Facsimile 6087 583 088

New Zealand

Level 14, Philips Fox Tower
209 Queen Street
Auckland 1 New Zealand
Telephone 649 357 6931
Facsimile 649 309 6220

Level 11, Forsyth Barr House
764 Colombo Street
Christchurch New Zealand
Telephone 643 368 6851
Facsimile 643 368 6852

Ground Floor, Lombard House
95 Customhouse Quay
Wellington New Zealand
Telephone 644 462 4999
Facsimile 644 462 4800

Singapore

23 Church Street
#11-05 Capital Square
Singapore 049481
Telephone 65 6636 3875
Facsimile 65 6538 3926

South Africa

Ground Floor, Kildare House
The Oval, 1 Oakdale Road
Newlands 7700 Cape Town
South Africa
Telephone 2721 683 9395
Facsimile 2721 683 8563

37th Floor, The Forum
Cnr Maude & Fifth Street
Sandton 2146
South Africa
Telephone 2711 506 0380
Facsimile 2711 784 6251

ABSA Towers North 1N0
180 Commissioner Street
Johannesburg 2001
South Africa
Telephone 2711 350 8322
Facsimile 2711 350 2819

6th Floor Corporate Place
Nedcor Sandton
135 Rivonia Road
Sandown 2196 South Africa
Telephone 2711 535 4021
Facsimile 2711 026 7081

Switzerland

7, Rue Georges-Leschot
1205 Geneva Switzerland
Telephone 4122 800 2136
Facsimile 4122 800 2136

United Kingdom

Level 29 & 30 CityPoint
1 Ropemaker Street
London EC2Y 9HD
United Kingdom
Telephone 4420 7065 2000
Facsimile 4420 7065 2017

United States of America

Macquarie Capital Partners
11 South LaSalle Street
4th Floor, Chicago, Illinois
60603 USA
Telephone 1312 499 8500
Facsimile 1312 499 8585

Two Allen Center
1200 Smith Street
Suite 1140, Houston, Texas
77002 USA
Telephone 1713 986 3600
Facsimile 1713 986 3610

Medallist Developments
1070 East Indiantown Road
Suite 208, Jupiter, Florida
33477 USA
Telephone 1561 743 8062
Facsimile 1561 743 2406

5125 Elmore Road
Suite 6, Memphis, TN
38134 USA
Telephone 1901 743 7400
Facsimile 1901 322 7402

Rockefeller Centre
600 Fifth Avenue, 21st Floor
New York, NY
10020 USA
Telephone 1212 848 8555
Facsimile 1212 399 8930

11440 W Bernardo Ct
Suite 360
San Diego, CA
92127 USA
Telephone 1858 207 1090
Facsimile 1858 207 1097

10225 Stevens Creek Blvd
Suite 162
Cupertino, CA
9501 USA
Telephone 1408 973 7642
Facsimile 1408 973 1277

City Center Building
1420 Fifth Avenue, Suite 2975
Seattle, Washington
98101 USA
Telephone 1206 874 3380
Facsimile 1206 874 3394

Design: Emery Vincent Design // Photography: Martin Mischkulnig
Cover image: Visual Image Series, Damyon for London
Film: Nature Graphics // Printing: Melling and Print Services

www.macquarie.com.au


MACQUARIE BANK
2003 FINANCIAL REPORT
MACQUARIE
BANK

	Risk management report	01
	Statements of financial performance	06
	Statements of financial position	07
	Statements of cash flows	08
	Notes to and forming part of the financial statements	
01	Significant accounting policies	09
02	Profit from ordinary activities	13
03	Revenue	14
04	Segment reporting	15
05	Income tax (expense)	17
06	Dividends and distributions paid or provided	18
07	Earnings per share	19
08	Securities purchased under resale agreements	20
09	Trading assets	20
10	Other securities	20
11	Loan assets	21
12	Impaired assets	22
13	Other financial assets	22
14	Life insurance business	23
15	Equity investments	23
16	Joint ventures and associated entities	24
17	Fixed assets	27
18	Tax assets/(deferred tax liabilities)	28
19	Investments in controlled entities	28
20	Due to other financial institutions	30
21	Securities sold under repurchase agreements	30
22	Securities borrowed	30
23	Notes payable	30
24	Other financial liabilities	30
25	Other provisions	31
26	Loan capital	31
27	Contributed equity	32
28	Reserves, retained earnings and outside equity interests	33
29	Notes to the statements of cash flows	33
30	Related party information	35
31	Retirement benefits	37
32	Executive officers' remuneration	38
33	Employee equity participation	39
34	Contingent liabilities	47
35	Capital and other expenditure commitments	48
36	Lease commitments	48
37	Objectives of holding and issuing derivative financial instruments	48
38	Average interest-bearing assets and liabilities and related interest	49
39	Geographical concentration of deposits and borrowings	50
40	Maturity analysis of monetary assets and liabilities and liquidity management	51
41	Interest rate risk and face value	54
42	Credit risk and net fair value	59
43	Audit and other services provided by PricewaterhouseCoopers	63
44	Acquisition and disposal of Broadcast Australia Holdings Pty Limited	64
	Directors' declaration	66
	Independent audit report	67
	Investor information	68
	Financial summary since listing	71

Risk management report

Risk is an integral part of the Macquarie Bank Group's businesses. Management of that risk is therefore critical to the Group's continuing profitability. Strong independent prudential management has been a key to the Group's success over many years. Where risk is assumed it is within a calculated and controlled framework.

The main risks faced by the Group are market risk, credit risk, liquidity risk, operational risk, and legal compliance and documentation risk. It is the responsibility of the Risk Management Division to assess and manage these risks within the Macquarie Bank Group.

The principles followed by Macquarie Bank in risk management are:

— *Independence* – Risk Management Division is independent of the operating areas of the Group, reporting directly to the Managing Director and the Board.

— *Centralised prudential management* – Risk Management Division's responsibility covers the whole of the Macquarie Bank Group. Therefore it can assess risks from a Group-wide perspective and ensure a consistent approach across all operating areas.

— *Approval of all new business activities* – Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets without first consulting Risk Management Division. The Division identifies, quantifies and assesses all risks and sets prudential limits. Where appropriate, these limits are approved by the Executive Committee and the Board.

— *Continuous assessment* – Risk Management Division continually reviews risks to account for changes in market circumstances and the Group's operating areas.

— *Frequent monitoring* – Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support Divisions.

Market risk
Market risk is the exposure to adverse changes in the value of the Group's trading portfolios as a result of changes in market prices or volatility. The Group is exposed to the following risks in each of the major markets in which it trades:

— foreign exchange markets: changes in spot and forward exchange rates and the volatility of exchange rates

— interest rate markets: changes in the level, shape and volatility of yield curves, the basis between different interest rate securities and derivatives and credit margins

— equities markets: changes in the price and volatility of individual equities, equity baskets and equity indices

— bullion markets: changes in the price and volatility of gold and silver

— commodity markets: changes in the price and volatility of base metals, agricultural commodities and energy products.

Risk Management Division measures exposures in all markets for each dealing desk and for markets in aggregate. Risk exposures are measured on derivatives and underlying assets and liabilities in the same market, together.

Risk Management Division sets limits for all exposures in all markets. Limits on the Group's aggregate market risk are approved by the Group's Executive Committee. The aggregate exposure to each market is limited to a small percentage of the Group's shareholders' funds. Trading limits are not targets and actual exposures in normal day to day trading tend to be well below limits.

The Division monitors market risks against limits daily and provides a report of market exposures to senior management every day.

Market risk limits are set on the following bases:

— a wide range of price and volatility scenarios, including comprehensive worst case, or stress, scenarios. These scenarios are measured every day and form the cornerstone of the risk management approach

— a statistically based Value At Risk (VAR) measure which, to correspond with the Australian Prudential Regulatory Authority's (APRA) capital adequacy standard, is based on a 10-day holding period and a 99 per cent confidence level. Risk Management Division performs back testing on the VAR results, that is a comparison of actual daily trading profits and losses against the daily VAR. VAR is calculated using a Monte Carlo simulation approach

— volume and open position limits are set on a large number of market instruments and positions in order to constrain concentration risk and to avoid the accumulation of risky, illiquid positions.

Risk management report continued

The table below shows the average, maximum and minimum VAR over the year for the major markets in which the Group operates. The VAR shown in the table is based on a one-day holding period. The aggregate VAR is on a correlated basis.

	2003 Average $M	2003 Maximum $M	2003 Minimum $M	2002 Average $M	2002 Maximum $M	2002 Minimum $M
Value at risk (VAR) figures for the financial year ended March 2003						
Equities	3.00	4.92	1.77	4.35	6.75	2.11
Interest rates	1.98	3.52	0.67	1.48	4.40	0.72
Foreign exchange and bullion	0.88	2.31	0.27	1.18	3.90	0.27
Commodities	1.01	1.87	0.39	0.76	1.88	0.25
Aggregate	3.77	5.48	2.72	4.84	7.25	2.54

There are two areas in which non-traded market risks arise in the Group.

First, some interest rate risk arises in the banking book. The raising of liabilities to fund on-balance sheet assets is centrally managed by the Treasury area in the Treasury and Commodities Group. Treasury has the responsibility of managing the mismatch between assets and liabilities. This ensures that business areas that lend can focus on margins rather than on exposures to interest rates.

Treasury must manage its interest rate exposures within interest rate trading book limits. These exposures are included in the value-at-risk figures set out in this report.

As a result of the above practice, virtually all of the Group's interest rate is captured in the trading book. Banking book businesses either have no limit to take interest rate risk, i.e. they must be fully hedged at all times, or are given a small limit to cover residual risks. Residual interest rate risk in the banking book is monitored regularly by Risk Management Division.

Second, market risks arise on equity-like exposures that are taken by the Group from time to time. These exposures include:

- Holdings in specialised funds managed by the Group
- Direct investments in entities external to the Group
- Property
- Lease residuals.

All positions of this kind are reviewed and approved by Risk Management Division and, where appropriate, by Executive Committee and the Board. Consistent with the approach taken with market risks in the trading areas of the Group, equity positions are subject to worst case, or stress, scenario analysis. The Group's total exposure to equity positions on this worst case basis is subject to a portfolio limit approved by the Board.

Credit risk
Credit risk arises from both lending and trading activities. In the case of trading activity credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the period of the underlying contract.

Systems for the assessment of potential credit exposures exist for each of the Group's trading activities. As with market exposures, no credit exposures are entered into without appropriate analysis. Limits are set on the basis of these potential exposures.

The Group's philosophy on credit risk reflects the principle of separating prudential control from operational management. Responsibility for approval of credit exposures is delegated to specific individuals. All approvals reflect two principles: a requirement for dual sign-off and a requirement that, above relatively small figures, all credit exposures must be approved outside the business line proposing to undertake them. Most credit decisions are therefore taken within the Risk Management Division.


1.0%
0.8%
0.6%
0.4%
0.2%
0%
-0.2%
1998
1999
2000
2001
2002
2003
PROVISION FOR UNCERTAINTIES TO LOANS ADVANCES AND LEASES
IMPAIRED ASSETS TO LOANS ADVANCES AND LEASES
NET LOAN LOSSES TO LOANS ADVANCES AND LEASES



LOANS, ADVANCES AND LEASES BY SECTOR

Sector	%
FINANCE AND INSURANCE	29%
INDIVIDUALS AND HOUSEHOLDS	22%
PROPERTY AND BUSINESS SERVICES	18%
OTHER	11%
GOVT ADMINISTRATION AND DEFENCE	5%
PERSONAL AND OTHER SERVICES	4%
MINING	3%
CONSTRUCTION	3%
MANUFACTURING	3%
WHOLESALE TRADE	2%
	100%

FUNDING BY SOURCE

Source	%
SHORT-TERM NOTES	31%
CORPORATE CLIENTS	22%
LONG-TERM BONDS	21%
RETAIL CLIENTS	19%
GOLD LOANS	3%
SUBORDINATED DEBT	2%
DUE TO BANKS/CLEARING HOUSES	1%
CONVERTIBLE PREFERENCE SHARES	1%
	100%

All limits are reviewed at least once a year, or more frequently if necessary, to ensure that the most current information available on counterparties is taken into account.

All credit exposures are monitored regularly against limits. Credit exposures which fluctuate through time are monitored daily. These include off-balance sheet exposures such as swaps, forward contracts and options, which are assessed using sophisticated valuation techniques.

To mitigate credit risk, the Group makes increasing use of margining and other forms of collateral or credit enhancement techniques where appropriate.

The Group's policies to control credit risk include avoidance of unacceptable concentrations of risk either to any economic sector or to an individual counterparty. Large exposures to single counterparties or groups of counterparties are generally restricted unless the credit is of the highest standard or there is a high level of security.

The Group has modest, though growing, exposures offshore. There are small amounts held in nostro balances and exposures to OECD and some Asia Pacific, Latin American and African countries. Where appropriate the country risk is covered by political risk insurance.

Liquidity risk
Liquidity risk is recognised as one of the most important issues for the Macquarie Bank Group. The Group's liquidity policy is reviewed regularly and has been agreed with the Australian Prudential Regulation Authority (APRA).

Liquidity requirements are managed on a day to day basis by the Treasury and Commodities Group which is responsible for ensuring funding is readily available for all the Group's transactions, even in a crisis scenario, and for maintaining a diversity of funding sources.

Risk Management Division monitors liquidity on a daily basis to ensure the funding profile meets liquidity policies.

A full description of the Group's liquidity policy is contained in Note 40 to the Financial Report.

Operational risk
Macquarie Bank faces operational risks which could lead to reputation damage, financial loss or regulatory risk in the event of an operational failure or error. Responsibility for management of operational risk lies in the first instance with the business unit concerned. Business Operational Risk Managers have been appointed to help ensure business units meet this responsibility.

Controls over operational risk are designed to ensure transactions are appropriately approved and that checks and balances exist over their processing, recording and reconciliation. These include procedures and controls which ensure that all transactions are accurately recorded and properly reflected in internal systems and records and that they are confirmed on a timely basis.

Consistent formalised controls operate across the Group over the management of specific operational risks. Tight control is achieved through specialised centralised departments, formal approval processes, and Group-wide policies and procedures. Project teams and special interest groups with clear reporting lines are formed to manage or focus on one-off or common risks where appropriate.

A Group-wide process of operational risk self-assessment by management has been established to provide further focus on operational risk management.

Macquarie's approach to managing risk through the above framework allows new risks to be identified and dealt with in a proactive manner, as well as regularly reviewing existing risks.

The role of Operational Risk Review (ORR) is to assess whether operational risk management procedures in Macquarie are adequate. ORR undertakes independent reviews of risk throughout the Group, reporting directly to the Board Audit and Compliance Committee and senior management on issues or weaknesses.

Risk management report continued

Legal and compliance risk

Macquarie Bank actively manages legal and compliance risks to its businesses. Legal and compliance risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, or the inappropriate documentation of contractual relationships.

Each of the Group's businesses is responsible for developing and implementing its own legal risk management and compliance procedures. Risk Management Division's Compliance function assesses compliance risk from a Group-wide perspective and works closely with legal, compliance and prudential teams throughout the Group to ensure appropriate standards are applied consistently to compliance risks. The development of new businesses and regulatory changes, domestically and internationally, are key areas of focus within this role.

International offices

Macquarie Bank's policy is that international offices are subject to the same risk management controls that apply in Australia. Before an international office can be set up, or undertake new activities, Risk Management Division analyses the proposed activities and procedures to ensure appropriate risk management controls are in place. Risk Management Division staff monitor and routinely visit overseas offices to ensure compliance with prudential controls. In addition, Risk Management Division staff are located in certain of the larger offices.

Where international offices undertake trading activities, daily reports are produced in Sydney and all exposures, both credit and market, are monitored against established limits.

Capital adequacy

The Group's capital adequacy ratio at 31 March 2003, measured under APRA's guidelines, amounted to 21.4 per cent (2002:19.4%).
The Tier 1 ratio was 19.0 per cent (2002: 17.8%).

The Group's capital base was made up of:	31 March 2003 $M	31 March 2002 $M
Tier 1		
Share capital and reserves, less goodwill and other deductions	1,902	1,900
Tier 2		
Macquarie Income Securities (excess over level allowable for Tier 1 capital)	74	133
Subordinated debt	406	242
Less amortised amount	(69)	(49)
General reserve for losses	55	59
Less associated tax benefits @ 30%	(17)	(18)
	449	367
Total capital	2,351	2,267
Less capital deductions	(204)	(198)
Net capital base	2,147	2,069

Balance sheet risk-weighted assets – 31 March 2003	Amount $M	Risk weight %	Risk adjusted asset $M
Cash, bullion, Commonwealth and State Governments, trading book assets	12,202	0	—
Local Governments, Non-Corporate Public Sector Entities, banks	3,906	20	781
Mortgage loans, stockbroking debtors	986	50	493
Other assets — 100% risk weighting	6,397	100	6,397
— 0% risk weighting	9,026	0	—
Total assets	32,517		7,671
Less: attributable to APS 120 subsidiaries			(107)
Total balance sheet risk-weighted assets			7,564

Off-balance sheet risk-weighted assets – 31 March 2003	Nominal amount $M	Credit conversation factor	Credit equivalent amount	Risk weight %	Risk adjusted asset $M
Guarantees, letters of credit and endorsements	382	50-100	256	0-100	223
Forward purchases and undrawn commitments	3,925	0-100	362	0-100	251
Foreign exchange, interest rate and other market related transactions	180,239	N/A	4,105	0-50	1,412
Total off-balance sheet risk-weighted assets					1,886

Market risk – 31 March 2003	99% 10 day VAR* $M	Multiplier	Capital charge $M	Conversation factor	Risk adjusted asset $M
Interest rates – general market risk	8				
Equities – general market risk	6				
Equities – specific risk	2				
Foreign exchange and bullion	2				
Commodities	3				
Aggregate	8	3	25	12.5	307
Surcharge for equities event and default risk			2	12.5	21
Debt securities specific risk (standard method)			20	12.5	252
Total market risk risk-weighted assets					580
Total risk-weighted exposure					10,030

* Average for the 60 days to 31 March 2003

The Group has in place a high level capital management plan. The Board sets capital targets, having regard to APRA requirements, ratings agencies and market expectations, and the views of management. The actual capital adequacy position of the Group is calculated regularly by Risk Management Division and Financial Operations Division. In addition, forecasts of the Group's capital adequacy are made up to two years ahead so that the Group can anticipate future capital needs in response to new transactions and new businesses.

Statements of financial performance
For the financial year ended 31 March 2003

	Notes	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Interest income		1,074	1,009	902	848
Interest expense		(827)	(790)	(860)	(832)
Net interest income	2	247	219	42	16
Fee and commission income		1,370	1,210	475	371
Fee and commission expense		(254)	(207)	(131)	(115)
Net fee and commission income	2	1,116	1,003	344	256
Trading income	2	402	361	335	365
Other income	2	194	52	596	415
Other expenses	2	(89)	(35)	(61)	(52)
Total income from ordinary activities		1,890	1,600	1,258	1,000
Employment expenses	2	(970)	(859)	(710)	(599)
Occupancy expenses	2	(92)	(84)	(64)	(58)
Non-salary technology expenses	2	(84)	(79)	(66)	(62)
Professional fees, travel and communication expenses	2	(123)	(117)	(81)	(74)
Other operating expenses	2	(161)	(106)	(61)	(58)
Total expenses from ordinary activities		(1,430)	(1,245)	(982)	(851)
Profit from ordinary activities before income tax		460	355	276	149
Income tax (expense)	5	(96)	(76)	(20)	(18)
Profit from ordinary activities after income tax		364	279	256	131
(Profit) from ordinary activities after income tax attributable to outside equity interests		(3)	—	—	—
Profit from ordinary activities after income tax attributable to equity holders of Macquarie Bank Limited*		361	279	256	131
Distributions paid or provided on Macquarie Income Securities	6	(28)	(29)	—	—
Profit from ordinary activities after income tax attributable to ordinary equity holders of Macquarie Bank Limited		333	250	256	131
		Cents per share			
Basic earnings per share	7	164.84	132.83		
Diluted earnings per share	7	163.06	129.14		

*There were no valuation adjustments recognised directly in equity.

The statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position
As at 31 March 2003

	Notes	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Assets					
Cash and liquid assets		311	283	147	165
Securities purchased under resale agreements	8	5,155	4,313	4,982	4,126
Trading assets	9	4,780	4,864	4,327	4,114
Other securities	10	2,181	1,937	228	52
Loan assets	11	9,894	9,209	7,498	7,201
Other financial market assets	1(xxl)	5,309	4,630	5,125	4,726
Other financial assets	13	1,828	1,927	1,184	1,198
Life insurance investment assets	14	2,516	2,588	—	—
Due from controlled entities		—	—	3,620	3,608
Equity investments	15	130	102	26	26
Investments in associates and incorporated joint ventures	16	142	90	69	40
Fixed assets	17	125	135	106	123
Tax assets	18	146	156	174	147
Investments in controlled entities	19	—	—	2,278	2,161
Total assets		32,517	30,234	29,764	27,687
Liabilities					
Due to other financial institutions	20	517	565	230	201
Securities sold under repurchase agreements	21	2,221	928	2,221	928
Securities borrowed	22	2,381	2,359	2,798	2,925
Deposits		3,966	4,520	3,930	4,487
Notes payable	23	10,069	9,434	10,069	9,693
Other financial market liabilities	1(xxl)	4,718	3,811	4,706	3,930
Tax liabilities		18	17	12	8
Other financial liabilities	24	2,665	2,923	2,181	1,825
Life insurance policy liabilities		2,456	2,539	—	—
Due to controlled entities		—	—	748	1,177
Provisions for dividends and distributions		213	109	208	103
Deferred tax liabilities	18	30	100	—	—
Other provisions	25	122	120	117	117
Total liabilities excluding loan capital		29,376	27,425	27,217	25,394
Loan capital					
Subordinated debt	26	406	242	406	242
Converting Preference Shares	26	150	150	150	150
Total liabilities		29,932	27,817	27,773	25,786
Net assets		2,585	2,417	1,991	1,901
Equity					
Contributed equity					
Ordinary share capital	27	1,137	1,012	1,137	1,012
Macquarie Income Securities	27	391	391	391	391
Investment revaluation reserve	28	—	—	85	144
Retained earnings	28	659	617	378	354
Total equity attributable to equity holders of Macquarie Bank Limited		2,187	2,020	1,991	1,901
Outside equity interests in controlled entities	28	398	397	—	—
Total equity		2,585	2,417	1,991	1,901

The statements of financial position above should be read in conjunction with the accompanying notes.

Statements of cash flows

For the financial year ended 31 March 2003

	Notes	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Cash flows from operating activities					
Interest received		1,083	980	918	817
Interest and other costs of finance (paid)		(856)	(821)	(876)	(827)
Dividends and distributions received		90	144	401	315
Fees and other non-interest income received		1,294	1,149	842	679
Fees and commissions (paid)		(257)	(156)	(126)	(101)
Net receipts from dealing in financial instruments		1,113	627	921	900
(Payments) to suppliers		(441)	(709)	(133)	(425)
Employment expenses (paid)		(866)	(816)	(603)	(554)
Income taxes (paid)		(197)	(165)	(52)	(66)
Life insurance investment income		105	84	—	—
Life insurance premiums received		1,710	1,854	—	—
Life insurance (policy payments)		(1,750)	(1,946)	—	—
Broadcast Australia – net receipts from operations		17	—	—	—
Net cash flows from operating activities	29	1,045	225	1,292	738
Cash flows from investing activities					
Loan assets (granted)		(4,674)	(3,698)	(5,123)	(4,944)
Proceeds from securitisation of loan assets		4,407	2,258	4,407	2,258
Recovery of loans previously written-off		1	—	1	—
(Payments) for other securities		(737)	(1,788)	(335)	(43)
Proceeds from the realisation of other securities		298	121	120	54
(Payments) for equity investments		(109)	(78)	(40)	—
Proceeds from the sale of equity investments		13	27	13	—
Payments for the purchase of controlled entities		—	—	(202)	(1,151)
(Payments) for fixed assets		(40)	(75)	(29)	(55)
Proceeds from the sale of fixed assets		2	2	1	—
(Payments) for life insurance investments		(5,881)	(7,803)	—	—
Proceeds from the sale of life insurance investments		5,847	7,841	—	—
Broadcast Australia – payment for acquisition, net of cash acquired	44	(296)	—	—	—
Broadcast Australia – cash deconsolidated	44	(17)	—	—	—
Net cash flows from investing activities		(1,186)	(3,193)	(1,187)	(3,881)
Cash flows from financing activities					
Net (decrease)/increase in money market and other deposit accounts		(32)	2,231	(247)	2,753
Proceeds from the issue of ordinary share capital		47	623	47	623
Transaction costs for the issue of ordinary share capital		—	(3)	—	(3)
Proceeds from outside equity interest		1	394	—	—
(Repayment) of subordinated debt		(50)	—	(50)	—
Issue of subordinated debt		225	—	225	—
Dividends and distributions (paid)		(141)	(213)	(109)	(183)
Broadcast Australia – net proceeds from borrowings		137	—	—	—
Net cash flows from financing activities		187	3,032	(134)	3,190
Net increase/(decrease) in cash		46	64	(29)	47
Cash at the beginning of the financial year		243	179	154	107
Cash at the end of the financial year	29	289	243	125	154

The statements of cash flows above should be read in conjunction with the accompanying notes

Notes to and forming part of the financial statements

As at 31 March 2003

Note one > Significant accounting policies

The significant accounting policies adopted in the preparation of this financial report and that of the previous financial year, except as otherwise stated, are:

i) Preparation of financial report
This financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views, the Corporations Act 2001 and the Banking Act 1959.

This financial report has been prepared on a historical cost basis, except where otherwise stated. The carrying value of any non-current assets does not exceed their recoverable amount. In assessing recoverable amounts for particular classes of assets the relevant cash flows have not been discounted to their present values, unless otherwise stated.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

In accordance with Australian Securities & Investments Commission Class Order 98/0100 amounts in this financial report have been rounded off to the nearest million dollars unless otherwise indicated.

ii) Consolidation
This financial report comprises the financial report of Macquarie Bank Limited (the Bank), being the chief entity, and its controlled entities (together, "the economic entity"). A controlled entity is one in which the Bank has the capacity to directly or indirectly control decision-making in relation to financial and operating policies, so as to require that entity to conform with the Bank's objectives. The effects of all transactions between entities in the economic entity have been eliminated in full. Outside equity interests in the results and equity of controlled entities, where the Bank owns less than 100% of the issued capital, are shown separately in the consolidated Statements of Financial Performance and Financial Position respectively.

Where control of an entity was obtained during the financial year, its results have been included in the consolidated Statement of Financial Performance from the date on which control commenced. Where control of an entity ceased during the financial year its results are included for that part of the financial year during which control existed.

iii) Foreign currencies
All foreign currency monetary assets and liabilities, including those belonging to controlled entities located overseas, have been translated into Australian currency at the rates of exchange prevailing at balance date, with all relevant movements recognised in the Statement of Financial Performance. Transactions in foreign currencies have been recorded at the rates of exchange prevailing at transaction dates. Gains or losses arising on transactions and from dealing in foreign exchange have been recognised in the Statement of Financial Performance.

Forward foreign exchange contracts, entered into in the normal course of business, are accounted for as specified in the accounting policy note "xxi) - Financial instruments".

Foreign currency liabilities are generally matched by assets or derivative financial instruments in the same currency. The total amounts of unmatched foreign currency liabilities and assets and consequent foreign currency exposures are not material.

iv) Interest income
Interest income from loans and deposits is brought to account on an accruals basis. Interest on finance leases is brought to account progressively over the life of the lease consistent with the outstanding investment balance.

Accrued coupons, amortisation of premiums and accretion of discounts are brought to account as interest income on a yield to maturity basis in accordance with the terms of the security.

v) Fee income
Corporate advice and other fee income is brought to account as work is completed and a fee agreed with clients.

Fees earned from financing transactions in respect of risk margins are deferred and brought to account as interest income on a straight-line basis over the term of the financing arrangement. Fees earned in respect of cost recoveries are brought to account upon receipt. Where the financing exposure is sold down to investors, the previously unearned amount is brought to account as fee income.

Notes continued
As at 31 March 2003

Note one > Significant accounting policies continued

vi) Dividends and distributions
Dividends and distributions are recognised as income in the Statement of Financial Performance upon declaration.

vii) Income tax
The principles of the liability method of tax effect accounting have been adopted whereby the income tax expense for the financial year is calculated by reference to the accounting profit after allowing for permanent differences between accounting profit and taxable income. The tax assets relating to tax losses are not carried forward as an asset unless the benefit is virtually certain of realisation.

Income tax on cumulative timing differences is set aside to either the deferred tax liabilities or deferred tax assets accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain retained earnings or reserves of foreign controlled entities were to be distributed. It is not expected that any substantial amount will be distributed from these retained earnings or reserves in the foreseeable future.

viii) Repurchase and reverse repurchase agreements
Securities purchased under resale agreements represent assets of the economic entity. The difference between the purchase price and the resale price is brought to account as interest income over the term of the agreement.

Securities sold under repurchase agreements represent liabilities of the economic entity. The difference between the sale price and the repurchase price is brought to account as interest expense over the term of the agreement.

ix) Trading assets and securities borrowed
Trading assets, including debt and equity securities, bank bills, treasury notes, bullion and commodities are purchased with the intent that they be sold during the course of day to day trading operations. Securities borrowed include equities and fixed interest securities that are transacted in the normal course of business. They are recorded at net market value, which approximates their net fair value. Any realised gains or losses from the sale of trading assets and unrealised gains or losses arising from market value adjustments are recognised in the Statement of Financial Performance.

x) Other securities
Other securities are purchased with the intent that they be held for a period of time, though not necessarily until maturity. They are recorded at the lower of cost and recoverable amount. Where the carrying value of a security is in excess of its recoverable amount, the security will be written down to its recoverable amount and the difference recognised as an expense in the Statement of Financial Performance.

xi) Credit review
All loan assets are subject to recurring review and assessment of the level of credit risk. All bad debts are written off in the period in which they are recognised and specific provisions are made for impaired assets.

Impaired loans are classified as follows:

a) Non-accrual with:

i) no performance (representing loans on which no income is being received)

ii) partial performance (representing loans on which income which is less than the legal entitlement is received)

iii) full performance with provisions (representing loans on which full income is being received but where a provision against loss has been made)

b) Restructured loans (where the original loan agreement has been modified)

c) Other real estate owned (representing loans acquired through enforcement of security).

xii) Securitisation of loan assets
The economic entity securitises loan assets via the issue of bonds to investors through unrelated trusts and companies. Fees earned in respect of services provided in connection with the management of the trusts and companies are brought to account on an accrual basis. All credit risk associated with securitisation of the assets are assumed by the investors on purchase of the bonds.

xiii) Property purchased for sale and development
Property purchased for sale and development represents properties purchased for the specific purpose of being held for development and sale. Property is stated at the lower of its purchase cost or recoverable amount.

xiv) Equity investments
Investments in non-related entities intended for long-term retention are shown at cost. Where the carrying value of the investment is in excess of its recoverable amount, the investment will be written down to its recoverable amount and the difference recognised as an expense in the Statement of Financial Performance.

xv) Investments in associates and incorporated joint ventures
Investments in associates and incorporated joint ventures are accounted for on consolidation using the equity method. Associates are those entities over which the consolidated entity exercises significant influence but not control. The economic entity's share of profits of these investments is recognised as income in the consolidated Statement of Financial Performance.

xvi) Investments in controlled entities
Investments in controlled entities are recorded at deemed cost. Where the carrying value of these investments is in excess of their recoverable amount, the investment will be written down to its recoverable amount and the difference will be recognised as an expense in the Statement of Financial Performance.

xvii) Fixed assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets at the following rates:

Art	1%
Personal computers	50%
Other computer equipment	33.3%
Furniture and fittings	10%
Plant and equipment	20%
Leasehold improvements*	20%

* Where remaining lease terms are less than 5 years, leasehold improvements are depreciated over the lease term.

Certain internal and external costs directly incurred in acquiring and developing certain software have been capitalised and are being amortised over their useful life, usually for a period of between 3 and 5 years. Costs incurred on software maintenance are expensed as incurred.

Depreciation rates are reviewed annually and reassessed in the light of commercial and technological developments.

The costs of repairs and maintenance are expensed as incurred.

Where the useful life of an asset or class of assets has been reduced or effectively ended then the book value of such asset or class of assets or their useful lives would be reduced as appropriate. Adjustments arising from such restatements and on disposal of fixed assets are recognised in the Statement of Financial Performance.

xviii) Provision for employee entitlements
Liabilities for unpaid salaries, salary related costs and provisions for annual leave are recorded in the Statement of Financial Position at the current salary rates. Provisions for long service leave are recognised at the present value of expected future payments to be made. In determining this amount, consideration is given to expected future salary levels, on-costs and employee service histories. Expected future payments are discounted to their net present value using rates on Commonwealth Government securities with terms that match as closely as possible the expected future cash flows.

Notes continued
As at 31 March 2003

Note one > Significant accounting policies
continued

xix) Provision for uncertainties
The economic entity maintains a provision for uncertainties to cover the inherent risk of loss that may arise from non-recovery of amounts receivable or contingent exposures. An assessment as to the adequacy of the provision is made at the end of each reporting period. Should the provision be considered inadequate, either due to losses applied against the provision or to changes in the size or risk characteristics of the economic entity's portfolio, a charge would be made in the Statement of Financial Performance in the current financial year to adjust the provision.

xx) Statement of cash flows
For the purposes of the Statement of Cash Flows, cash includes cash and liquid assets, balances due to the clearing bank and balances due to clearing houses.

xxi) Financial instruments
Financial instruments include futures, forwards and forward rate agreements, swaps and options in the interest rate, foreign exchange, commodity and equity markets. The economic entity uses these derivative instruments for trading activities and in conjunction with the management of existing assets and liabilities (refer Note 37 – Objectives of holding and issuing derivative financial instruments).

Transactions that are entered into for trading purposes or used as hedges of other trading assets or instruments are carried at market value, which approximates their net fair value with resultant gains and losses recognised in the Statement of Financial Performance and included within "other financial market assets" and "other financial market liabilities" in the Statement of Financial Position.

Transactions entered into for hedging purposes or used to modify the interest rate characteristics of specific assets and liabilities are brought to account on the same basis as the income or expense which is recognised on the hedged instrument or the underlying asset or liability

xxii) Funds under management
Within the economic entity certain controlled entities act as a custodian and/or single responsible entity for a number of investment funds and trusts. As at 31 March 2003, the investment funds and trusts, both individually and collectively, have an excess of assets over liabilities. The value of funds managed by the economic entity (measured based on the net assets of the individual funds) exceeds $52.3 billion (2002: $41.3 billion). These investment funds and trusts have not been consolidated in the financial report because individual entities within the economic entity do not have control of the funds and trusts.

The controlled entity also manages life insurance statutory fund assets that are consolidated, refer below.

Commissions and fees earned in respect of the economic entity's funds management activities are brought to account on an accruals basis.

xxiii) Life insurance business
The following are key accounting policies in relation to the life insurance business:

Fees and charges
Fees and charges are recognised as revenue when services are provided to policy holders. This is commonly referred to as the "Margin on Services" methodology in accordance with Actuarial Standards AS 1.02 "Valuation of Policy Liabilities" issued by the Life Insurance Actuarial Standards Board.

Investment assets
Investments are measured at net market value which approximates their fair value. Market value is determined based on quoted prices for listed securities and market yields for fixed interest and discount securities. Changes in net market values are recognised in the Statement of Financial Performance in the financial year in which the changes occur.

Restriction on assets
Investments held in the Life Funds can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency and capital adequacy requirements are met. Shareholders can only receive a distribution, by way of dividend, when the capital adequacy requirements of the Life Insurance Act 1995 are met.

Policy liabilities
Policy liabilities are measured as the accumulated benefits available to policy holders, calculated in accordance with AS 1.02.

Note two > Profit from ordinary activities

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Interest income				
Interest income received/receivable:				
other entities	1,074	1,009	732	739
controlled entities	—	—	170	109
Interest expense paid/payable:				
other entities	(827)	(790)	(804)	(777)
controlled entities	—	—	(56)	(55)
Total net interest income	247	219	42	16
Fee and commission income				
revenue	1,342	1,181	475	371
expense	(254)	(207)	(131)	(115)
Income from life insurance business (refer Note 14)	28	29	—	—
Net fee and commission income	1,116	1,003	344	256
Trading income				
Arising from trading instruments	232	220	196	259
Net gain from foreign currency trading	98	87	98	87
Dividends and distributions received/receivable – other trading assets	72	54	41	19
Total trading income	402	361	335	365
Other income				
Proceeds from the sale of other securities and equity investments	311	148	133	54
Less carrying value of other securities and equity investments	(280)	(129)	(130)	(43)
Profit on the sale of other securities and equity investments	31	19	3	11
Broadcast Australia – transmission income	49	—	—	—
Broadcast Australia – gain on deconsolidation (refer Note 44)	54	—	—	—
Share of net profits of associates and incorporated joint ventures accounted for using the equity method (refer Note 16)	—	6	—	—
Life insurance income earned on shareholders' funds	8	5	—	—
Dividends received/receivable				
other securities and equity investments	30	6	12	2
controlled entities	—	—	208	83
Management fees and cost recoveries – controlled entities	—	—	347	317
Other income	22	16	28	2
Total other income	194	52	598	415
Provision for diminution of equity investments	(62)	—	(38)	—
Provision for uncertainties (refer Note 25)	4	(5)	5	(7)
Charge for specific provisions				
provided for during the financial year (refer Note 11)	(9)	(16)	(7)	(14)
recovery of loans previously provided for (refer Note 11)	10	2	8	2
loan losses written off	(2)	(2)	—	(1)
recovery of loans previously written off	1	1	1	1
Total net charge for provisions	(58)	(20)	(32)	(19)
Writedown of investments in controlled entities to recoverable amount	—	—	(21)	(19)
Other expenses	(11)	(15)	(8)	(14)
Total other expenses	(69)	(35)	(61)	(52)
Total net other income	125	17	537	363
Total income from ordinary activities	1,890	1,600	1,258	1,000

Notes continued
As at 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note two > Profit from ordinary activities continued				
Employment expenses				
Salary, salary-related costs, superannuation, performance-related profit share and staff training	(961)	(850)	(706)	(594)
Provision for annual leave	(3)	(6)	(1)	(3)
Provision for long service leave	(3)	(3)	(3)	(2)
Broadcast Australia – employment expenses	(3)	—	—	—
Total employment expenses	(970)	(859)	(710)	(599)
Occupancy expenses				
Operating lease rental	(66)	(62)	(46)	(44)
Depreciation: furniture, fittings and leasehold improvements (refer Note 17)	(15)	(13)	(11)	(10)
Other occupancy expenses	(11)	(9)	(7)	(4)
Total occupancy expenses	(92)	(84)	(64)	(58)
Non-salary technology expenses				
Information services	(32)	(31)	(17)	(19)
Depreciation: computer equipment and software (refer Note 17)	(31)	(29)	(30)	(28)
Other non-salary technology expenses	(21)	(19)	(19)	(15)
Total non-salary technology expenses	(84)	(79)	(66)	(62)
Other operating expenses				
Professional fees	(67)	(52)	(49)	(35)
Travel expenses	(36)	(42)	(20)	(25)
Communication expenses	(16)	(19)	(8)	(10)
Depreciation: communication equipment (refer Note 17)	(4)	(4)	(4)	(4)
Total professional fees, travel and communication expenses	(123)	(117)	(81)	(74)
Auditors' remuneration (refer Note 43)	(6)	(6)	(2)	(3)
Other operating expenses	(102)	(100)	(59)	(55)
Broadcast Australia – other operating expenses	(53)	—	—	—
Total other operating expenses	(161)	(106)	(61)	(58)
Total expenses from ordinary activities	(1,430)	(1,245)	(982)	(851)

Note three > Revenue

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Interest income	1,074	1,009	902	848
Fee and commission income	1,342	1,181	475	371
Investment revenue and management fees from life insurance business (refer Note 14)	26	174	—	—
Trading income	402	361	335	365
Proceeds from the sale of other securities and equity investments	311	148	133	54
Other income (excluding profit on the sale of other securities and equity investments)	163	33	595	404
Total revenue	3,318	2,906	2,440	2,042

Note four > Segment reporting

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis. Segment assets include all assets used by a segment. The carrying amount of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Any transfers between segments have been determined on an arms-length basis and eliminated on consolidation

The segment information has been prepared in conformity with the economic entity's accounting policies as disclosed in Note 1 – Significant accounting policies.

Primary segment – business
For internal reporting and risk management purposes, the economic entity is divided into six operating Groups (the Groups). The Groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 1005 "Segment Reporting", because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics. The revised AASB 1005 has been applied for the first time by the economic entity for the financial year ended 31 March 2003.

For the purposes of determining business segments the activities of the economic entity have been divided into four areas:

— Asset and Wealth Management: distribution and manufacture of funds management products
— Financial Markets: trading in fixed income, equities, currency, commodities and derivative products
— Investment Banking: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development
— Lending: banking activities, mortgages, margin lending and leasing.

	Asset and Wealth Management $M	Financial Markets $M	Investment Banking $M	Lending $M	Total $M
					31 March 2003
Financial performance					
Revenue from external customers	669	1,039	1,035	575	3,318
Intersegmental revenue	3	(157)	(37)	191	—
Share of profits or losses of associates and incorporated joint ventures	1	1	(3)	1	—
Total revenue from ordinary activities	673	883	995	767	3,318
Profit from ordinary activities before income tax	108	120	158	74	460
Income tax (expense)	(26)	(23)	(40)	(7)	(96)
Profit from ordinary activities after income tax	82	97	118	67	364
Non-cash expenses: depreciation	(19)	(11)	(13)	(7)	(50)
Financial position					
Total assets	3,058	16,998	3,684	8,777	32,517
Total liabilities	2,734	23,497	557	3,144	29,932
Fixed assets acquired during the financial year	12	9	520	9	550
Investment in associates and incorporated joint ventures	12	7	107	16	142

Notes continued

As at 31 March 2003

Note four > Segment reporting continued

	Asset and Wealth Management $M	Financial Markets $M	Investment Banking $M	Lending $M	Total $M
					31 March 2002
Financial performance					
Revenue from external customers	597	974	804	525	2,900
Intersegmental revenue	6	(150)	(53)	197	—
Share of profits or losses of associates and incorporated joint ventures	5	—	—	1	6
Total revenue from ordinary activities	608	824	751	723	2,906
Profit from ordinary activities before income tax	65	73	137	80	355
Income tax (expense)	(14)	(17)	(25)	(20)	(76)
Profit from ordinary activities after income tax	51	56	112	60	279
Non-cash expenses: depreciation	(16)	(11)	(13)	(6)	(46)
Financial position					
Total assets	3,180	14,899	3,249	8,906	30,234
Total liabilities	2,792	20,662	1,070	3,293	27,817
Fixed assets acquired during the financial year	52	10	7	6	75
Investment in associates and incorporated joint ventures	22	—	45	23	90

Secondary segment – geographical

Geographical segments have been determined based on where the revenues have been recorded and customers are located. The operations of the economic entity are headquartered in Australia and this is the only location that is a reportable segment. All other locations are below the reportable segment threshold and have been collectively classified as "other".

	Australia $M	Other $M	Total $M
			31 March 2003
Revenue from external customers	**2,732**	**586**	**3,318**
Total assets	**21,756**	**10,761**	**32,517**
Fixed assets acquired during the financial year	**547**	**3**	**550**
			31 March 2002
Revenue from external customers	2,333	567	2,900
Total assets	23,507	6,727	30,234
Fixed assets acquired during the financial year	64	11	75

Note five > Income tax (expense)

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Prima facie income tax (expense) on profit from ordinary activities*	**(138)**	(114)	**(83)**	(48)
Add back/(deduct) tax effect of permanent differences:				
Recoupment of unbooked tax losses	**18**	12	**—**	—
Rate differential on offshore income	**13**	11	**8**	3
Distribution paid/provided on Macquarie Income Securities	**8**	9	**—**	—
Net effect of different tax treatments for life insurance business	**3**	4	**—**	—
Rebateable dividend income	**2**	2	**82**	31
Dividend paid/provided on Converting Preference Shares	**(4)**	(4)	**(4)**	(4)
Effect of change in tax rates	**—**	(2)	**—**	2
Other items	**2**	6	**(3)**	(2)
Total income tax (expense)	**(96)**	(76)	**(20)**	(18)

*Prima facie income tax on profit from ordinary activities is calculated at the rate of 30% (2002: 34%) on profit from 1 April to 30 September 2002 and at a rate of 30% (2002: 30%) on profits from 1 October 2002 to 31 March 2003. The economic entity has a tax year ending on 30 September.

The economic entity is currently subject to an audit by the Australian Taxation Office (ATO). Some amended assessments have been issued by the ATO for the 1988 to 1993 years. Other issues of potential taxation liability have been raised but have not yet been subject to the issue of amended assessments. Objections have been lodged in respect of the amended assessments and the other issues of alleged liability are also disputed.

The ATO is also reviewing the interests held by the economic entity in research and development syndicates. One syndicate dispute was decided in the economic entity's favour by the Administrative Appeals Tribunal and is now the subject of an appeal by the ATO to the Full Federal Court. Amended assessments have been issued in relation to another syndicate, against which objections will be lodged.

In relation to the Macquarie Income Securities, a public ruling has been issued by the ATO advising that in its view deductions are not available for distributions on this type of security. The Bank has received independent legal advice confirming that deductions are available for the distributions paid or provided. Macquarie Finance Limited has objected against the ATO's disallowance of the interest deductions and the matter is the subject of an appeal to the Federal Court.

In preparing this financial report the Directors have considered the information currently available and have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

Notes continued
As at 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note six > Dividends and distributions paid or provided				
Ordinary share capital				
Dividends paid – interim (41 (2002: 41) cents per share)	**83**	81	**83**	81
Dividends provided				
— final (52 (2002: 52) cents per share)	**106**	103	**106**	103
— special (50 (2002: Nil) cents per share)	**102**	—	**102**	—
Total dividends paid or provided	**291**	184	**291**	184

The interim ordinary dividend paid during the financial year ended 31 March 2003 was 85% franked at 30% (2002: 70% franked at 30%). The final ordinary dividend provided as at 31 March 2003 is 100% franked at 30% (2002: 70% franked at 30%) and the special ordinary dividend provided as at 31 March 2003 is 100% franked at 30%.

On 8 May 2002, the Directors resolved that they would activate the Dividend Reinvestment Plan (the DRP) effective for the dividend to be paid on 2 July 2002. The DRP was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Details of fully paid ordinary shares issued pursuant to the DRP are included in Note 27 – Contributed equity.

				Cents per share
Cash dividends per share	**143**	93	**143**	93

Converting Preference Shares
Dividends on these shares of $11 million (2002: $11 million) have been charged to the Statement of Financial Performance as interest expense. The dividend paid on 17 June 2002 was 70% franked at 30%, the dividend paid on 16 December 2002 was 85% franked at 30% and the dividend to be paid on 16 June 2003 will be 100% franked at 30%.

Franking credits available for the subsequent financial year at a corporate tax rate of 30% (2002: 30%)	**40**	15	—	—

With effect from 1 July 2002, Australian tax law requires companies to maintain franking accounts on a tax paid basis. The disclosure above, including the prior year comparatives, reflects therefore the new tax paid basis of measuring franking credits.

The franked portion of dividends proposed as at 31 March 2003 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax payable at the end of the financial year.
The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for
a) franking credits that will arise from the payment of income tax payable as at the end of the financial year
b) franking credits that may be prevented from being distributed in subsequent financial years
c) franking debits that will arise from the payment of dividends proposed as at the end of the financial year
d) franking debits that will arise from the receipt of tax receivables as at the end of the financial year.

Macquarie Income Securities				
Distributions paid (net of distributions previously provided)	**23**	23	—	—
Distributions provided	**5**	6	—	—
Total distributions paid or provided	**28**	29	—	—

The distributions paid/payable in respect of the Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments".

	Consolidated 2003 $M	Consolidated 2002 $M
Note seven > Earnings per share		
		Cents per share
Basic earnings per share	**164.84**	132.83
Diluted earnings per share	**163.06**	129.14
Reconciliation of earnings used in the calculation of basic earnings per share		
Profit from ordinary activities after income tax	**364**	279
Profit from ordinary activities after income tax attributable to outside equity interests	**(3)**	—
Distributions paid or provided on Macquarie Income Securities	**(28)**	(29)
Total earnings used in the calculation of basic earnings per share	**333**	250
Reconciliation of earnings used in the calculation of diluted earnings per share		
Earnings used in calculating basic earnings per share	**333**	250
Interest savings from conversion of Converting Preference Shares	**11**	11
Other non-discretionary changes in earnings arising from dilutive potential ordinary shares	**1**	1
Total earnings used in the calculation of diluted earnings per share	**345**	262
		Number of shares
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**202,014,367**	188,505,201
Weighted average number of shares used in the calculation of diluted earnings per share		
Weighted average fully paid ordinary shares	**202,014,367**	188,505,201
Potential ordinary shares		
Weighted average Converting Preference Shares	**6,500,512**	5,727,049
Weighted average options	**3,063,783**	8,643,225
Total weighted average number of ordinary shares used in the calculation of diluted earnings per share	**211,578,662**	202,875,475

Comparative figures have been adjusted to conform with revisions to AASB 1027 "Earnings per Share" which were first applicable in the current financial year.

Information concerning the classification of securities

Converting Preference Shares
These mandatorily convert to fully paid ordinary shares on 15 June 2004 and so are considered to be potential ordinary shares and have been included in the balance of diluted earnings per share.

Options
Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the balance of diluted earnings per share.

Included in the balance of weighted average options are 486,175 (2002: 1,924,107) options that were converted, lapsed or cancelled during the financial year. There are a further 14,240,580 (2002: 357,500) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the financial year ended 31 March 2003 and therefore they are not considered to be dilutive.

Notes continued

As at 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note eight > Securities purchased under resale agreements				
Listed equity securities	2,694	935	2,523	748
Commonwealth government securities	1,992	3,146	1,992	3,146
Foreign OECD government securities	415	221	415	221
Corporate securities	54	11	52	11
Total securities purchased under resale agreements	5,155	4,313	4,982	4,126
Note nine > Trading assets				
Trading securities				
Listed equity securities	1,535	1,480	1,682	1,403
Certificates of deposit	1,071	620	898	477
Debt securities	1,061	1,289	773	1,028
Other government securities	485	573	485	573
Commonwealth government bonds	355	220	355	220
Bank bills	213	350	74	85
Foreign OECD government securities	8	49	8	49
Treasury notes	—	225	—	225
Total trading securities	4,728	4,806	4,275	4,060
Other trading assets				
Bullion – allocated	52	58	52	54
Total other trading assets	52	58	52	54
Total trading assets	4,780	4,864	4,327	4,114
Note ten > Other securities				
Listed				
Shares and units in unit trusts at cost	75	10	49	9
Less provision for diminution	(42)	(9)	(29)	(9)
Shares and units in unit trusts at recoverable amount	33	1	20	—
Shares and units in unit trusts at cost	131	66	106	12
Total listed other securities	164	67	126	12
Unlisted				
Shares and units in unit trusts at cost	4	3	4	3
Less provision for diminution	(1)	—	(1)	—
Shares and units in unit trusts at recoverable amount	3	3	3	3
Shares and units in unit trusts at cost	172	166	98	35
Debt investment securities	1,842	1,701	1	2
Total unlisted investment securities	2,017	1,870	102	40
Total other securities	2,181	1,937	228	52

The market value of certain listed units held as at 31 March 2003 was $157 million (2002: $80 million), as compared to a book value of $126 million (2002: $23 million).

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note eleven > Loan assets				
Due from other financial institutions				
Loans and advances	1,769	699	1,665	636
Lease receivables	10	12	10	12
Total due from other financial institutions	1,779	711	1,675	648
Due from governments				
Lease receivables	602	522	488	403
Loans and advances	76	84	70	77
Total due from governments	678	606	558	480
Due from other entities				
Other loans and advances	8,759	7,395	5,231	6,034
Less specific provisions	(14)	(22)	(13)	(21)
	8,745	7,373	5,218	6,013
Lease receivables	692	519	47	60
Total due from other entities	7,437	7,892	5,265	6,073
Total loan assets	9,894	9,209	7,498	7,201

Governments include Federal, State and Local governments and related enterprises in Australia.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Specific provisions				
Balance at the beginning of the financial year	22	16	21	15
Provided for during the financial year	9	16	7	14
Loan assets written off, previously provided for	(7)	(8)	(7)	(6)
Recovery of loans previously provided for	(10)	(2)	(8)	(2)
Total specific provisions	14	22	13	21
Specific provisions as a percentage of loan assets	0.14%	0.24%	0.17%	0.79%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

Notes continued

As at 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note twelve > Impaired assets				
Impaired assets includes loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments, which are classified as:				
Non-accrual loans without specific provisions for impairment	—	1	—	1
Impaired derivative financial instruments without specific provisions for impairment	—	15	—	15
Non-accrual loans with specific provisions for impairment	30	55	28	50
Less specific provisions	(14)	(22)	(13)	(21)
Total non-accrual loans with specific provisions for impairment	16	33	15	29
Impaired derivative financial instruments with specific provisions for impairment	1	1	1	1
Less specific provisions	(1)	(1)	(1)	(1)
Total impaired derivative financial instruments with specific provisions for impairment	—	—	—	—
Total net impaired assets	16	49	15	45
Revenue forgone on impaired assets				
Interest	1	3	1	3
Total revenue forgone on impaired assets	1	3	1	3

Revenue recognised in respect of impaired assets was less than $1 million for the financial years ended 31 March 2003 and 2002.

Note thirteen > Other financial assets	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Debtors and prepayments	971	838	808	844
Amounts due from brokers and clients*	562	918	257	318
Property purchased for sale and development	72	22	—	—
Other	223	149	119	36
Total other financial assets	1,828	1,927	1,184	1,198

* Amounts due from brokers and clients are receivable within three working days of the relevant trade date.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note fourteen > Life insurance business				
Life insurance investment assets				
Debt securities	1,269	1,028	—	—
Units in unit trusts	981	1,081	—	—
Equity securities	183	243	—	—
Cash assets	83	236	—	—
Total life insurance investment assets	2,516	2,588	—	—

Investment assets are held primarily to satisfy policy holder liabilities, which are investment linked.

Income from life insurance business	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Investment revenue and management fees	26	174	—	—
Life insurance claims and changes in policy liabilities	8	(138)	—	—
Direct fees	(6)	(7)	—	—
Total income from life insurance business	28	29	—	—

Solvency

Solvency requirements for the life insurance business have been met at all times during the financial year.

As at 31 March 2003, the life insurance business had investment assets in excess of policy holder liabilities of $60 million (2002: $49 million).

Note fifteen > Equity investments	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Listed				
Shares and units in unit trusts at cost	—	1	—	1
Shares and units in unit trusts at cost	8	8	8	8
Less provision for diminution	(2)	(4)	(2)	(4)
Shares and units in unit trusts at recoverable amount	6	4	6	4
Total listed investments	6	5	6	5
Unlisted				
Shares and units in unit trusts at cost	109	93	18	17
Shares and units in unit trusts at cost	33	20	8	10
Less provision for diminution	(18)	(16)	(6)	(6)
Shares and units in unit trusts at recoverable amount	15	4	2	4
Total unlisted investments	124	97	20	21
Total equity investments	130	102	26	26

The market value of these investments is not materially different from their book value.

Notes continued

As at 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note sixteen > Joint ventures and associated entities				
Associated entities and incorporated joint ventures				
Investments at cost	139	86	69	37
Investments at cost	7	7	—	5
Less provision for diminution	(4)	(3)	—	(2)
Investments at recoverable amount	3	4	—	3
Total investments in associated entities and incorporated joint ventures	142	90	69	40

Reconciliation of movement in the economic entity's investment in associated entities and incorporated joint ventures:

	Consolidated 2003 $M	Consolidated 2002 $M
Balance at the beginning of the financial year	90	53
Associates acquired during the financial year	69	44
Share of net profits of associates and incorporated joint ventures	—	6
Dividends received/receivable from associates during the financial year	(4)	(5)
Unrealised foreign exchange (losses) on revaluation of investments in associates and incorporated joint ventures	(6)	(1)
Associates disposed of during the financial year	(5)	(3)
Investments in associates provided for/written-off during the financial year	(1)	(1)
Share of associates' equity buybacks	(1)	(3)
Balance at the end of the financial year	142	90

Name of entity	Participating interest %	Consolidated 2003 $M	Consolidated 2002 $M
Note sixteen > Joint ventures and associated entities continued			
303 Collins Street Trust (a)**	56	11	11
AmInvestment Management Sdn Bhd (Malaysia) (c) (formerly AMMB Asset Management Sdn Bhd)	30	1	1
AmInvestment Services Bhd (Malaysia) (c) (formerly AMMB Investment Services Bhd)	30	1	1
August Trading Limited (c)	49	6	—
Austian (Tianjin) Real Estate Development Co. Limited (China) (a)**	50	3	3
Bondi Beach Railway Limited (a)**	50	*	*
The Cannery Unit Trust (a)	20	*	*
Develop Co. Pty Limited (a)**	50	*	—
The Financial Arena Pty Limited (b) (formerly Ozestock Pty Limited)	20	*	*
First China Property Group Limited (Hong Kong) (a)** (formerly Absolute Best Limited)	50	2	—
First Southern Crown Limited (d)	30	*	—
Four Corners Capital Management LLC (United States) (c)**	67	24	26
Gen Y Limited (f)	20	1	—
Green Square Joint Venture (a)	30	3	3
Helmsman Funds Management Limited (c)**	50	*	—
Helmsman Funds Management Pty Limited (c)**	50	*	*
ICA Property Group Pty Limited (a)	45	4	—
Innofin Pty Limited (South Africa) (c)	33	4	3
Macquarie Capital Partners LLC (United States) (c)**	58	7	7
Macquarie CCY Feeder Fund (Bermuda) (c)	39	*	*
Macquarie FX Feeder Fund (Bermuda) (c)	39	*	*
Macquarie FX Feeder Fund No. 2 (Bermuda) (c)	39	*	*
Macquarie Goodman Management Limited (a)***	40	25	21
Macquarie-IMM Asset Management Co. Limited (c)**	65	*	—
Macquarie Offshore Feeder Fund (Bermuda) (c)	39	*	*
Macquarie Offshore Feeder Fund No. 2 (Bermuda) (c)	39	*	*
Macquarie Offshore Feeder Fund No. 3 (Bermuda) (c)	39	*	*
Macquarie Pro-Logis Management LLC (a)**	50	10	—
Macquarie Real Estate Equity Fund No. 1 Pty Limited (a)	23	3	2
Macquarie Securitisation Shanghai Co. Limited (China) (c)**	50	*	—
Macquarie Shinhan Infrastructure Management Co. Limited (Korea) (c)**	80	*	—
Medallist Schofields Trust (a)**	50	6	—
Medallist Springfield Unit Trust (a)**	50	7	—
Medallist Vintage Trust (a)**	50	5	—
Medallist Developments Pty Limited (a)**	70	*	*
Medallist Development Trust (a)**	70	3	*
Medallist Holdings Inc. (United States) (a)**	80	5	2
Mining Equipment Company Pty Limited (d)	45	*	*
MP Management LLC (United States) (c)**	50	*	*
MPI Private Trustee Limited (Bermuda) (c)**	50	*	*
OMNI Investments Pty Limited (e)	30	1	*
River Links Development Pty Limited (a)	41	4	4
Securiclear Pty Limited (c)**	50	*	*
SHI Holdings Pty Limited (f)	20	3	—
Shinhan Macquarie Financial Advisory Co. Limited (Korea) (c)	49	1	1
South African Infrastructure Funds Managers (Proprietary) Limited (South Africa) (c)**	50	*	*
SPT Telecommunications Pty Limited (b)	50	*	-
Tasman Economics Pty Limited (c)	27	*	*
Tianjin Macquarie Property Development Management Co. Limited (China) (a)**	50	2	2
Vytel Spectrum Pty Limited (b)**	50	*	*
Associates disposed of during the financial year		—	3
Total investments in associates and incorporated joint ventures		142	90

Notes continued
As at 31 March 2003

Name of entity	Participating Interest %	Consolidated 2003 $M	Consolidated 2002 $M
Note sixteen > Joint ventures and associated entities continued			
Artsim Pty Limited (b)	—	—	1
Helmsman Nominees Pty Limited (c)	—	—	*
ICA Property Development Fund No. 1 Pty Limited (a)	—	—	2
ICA Property Development Fund No. 2 Pty Limited (a)	—	—	*
Trading Room Pty Limited (b)	—	—	*

* Value of the investment held by the economic entity is less than $1 million.
** Voting rights for this investment are not proportional to the ownership interest. The economic entity has joint control because neither the economic entity nor its fellow investors have control in their own right.
*** The market value of this investment as at 31 March 2003 was $140 million (2002: $145 million).

a) Property development/management entity
b) Media, television and internet investments
c) Funds management and investment banking services
d) Mining equipment leasing
e) Theme park and consulting services
f) Consumer products

Unincorporated joint ventures
The economic entity has participating interests in the following unincorporated joint ventures:

Joint venture name	Participating Interest %	Interest in assets employed 2003 $M	2002 $M
Concept Blue Joint Venture	50	14	6
Kingscliff South Joint Venture	33	7	*
Springthorpe Syndicate	28	7	6
Soap Joint Venture	3	—	*
Total interest in assets employed of unincorporated joint ventures		28	12

* Value of investment held by economic entity is less than $1 million.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note seventeen > Fixed assets				
Furniture, fittings and leasehold improvements				
Cost	78	77	71	72
Less accumulated depreciation	(46)	(37)	(43)	(35)
Total furniture, fittings and leasehold improvements	32	40	28	37
Computer equipment and software				
Cost	208	196	191	182
Less accumulated depreciation	(128)	(109)	(117)	(103)
Total computer equipment and software	80	87	74	79
Communication equipment				
Cost	75	25	22	24
Less accumulated depreciation	(62)	(17)	(18)	(17)
Total communication equipment	13	8	4	7
Total fixed assets	125	135	106	123

Reconciliation of the movement in the economic entity's fixed assets at their written-down value:

	Furniture, fittings and leasehold improvements $M	Computer equipment and software $M	Communication equipment $M	Total $M
Balance at the beginning of the financial year	40	87	8	135
Fixed assets acquired during the financial year	14	51	485	550
Fixed assets disposed of during the financial year	(7)	(27)	(460)	(494)
Depreciation expense for the financial year	(15)	(31)	(4)	(50)
Depreciation expense for Broadcast Australia *	—	—	(16)	(16)
Balance at the end of the financial year	32	80	13	125

* Included in the balance of Broadcast Australia – other operating expenses (refer Note 2)

Notes continued

As at 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note eighteen > Tax assets/(deferred tax liabilities)				
Attributable to timing differences	**84**	102	**174**	147
Attributable to tax losses	**62**	54	**—**	—
Total tax assets	**146**	156	**174**	147
Deferred tax liabilities	**(30)**	(100)	**—**	—

The tax assets have been applied against deferred tax liabilities to the extent that they are expected to be realised in the same period.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note nineteen > Investments in controlled entities				
Investments at deemed cost	**—**	—	**2,240**	2,094
Investments at deemed cost	**—**	—	**78**	80
Less provision for diminution	**—**	—	**(40)**	(13)
Investments at recoverable amount	**—**	—	**38**	67
Total investments in controlled entities	**—**	—	**2,278**	2,161

The net asset value of the Bank's investment in controlled entities as at 31 March 2003 is $2.5 billion (2002: $2.3 billion) resulting in an unrecognised revaluation increment of $196 million (2002: $119 million).

The material controlled entities of the Bank, based on contribution to the economic entity's profit from ordinary activities, the size of the investment made by the Bank or the nature of the activities conducted by the controlled entity, are:

Bond Street Custodians Limited
Boston Australia Limited
City Link Management Limited
Felter Pty Limited*
Hills Motorway Management Limited
Horizon Energy Investment Management Limited
Liana Pty Limited
Macquarie (HK) Financial Services Limited [incorp. in Hong Kong]
Macquarie Acceptances Limited
  Macquarie Direct Investment Limited
    Macquarie Direct Investment A Limited
    Macquarie Direct Investment B Limited
  Macquarie Investment Management Limited
  Macquarie Office Management Limited
Macquarie Airports Management Limited
Macquarie Australia Corporate Finance Limited
Macquarie Australia Securities Limited
Macquarie Australia Technology Pty Limited
Macquarie Corporate Finance (USA) Inc. [incorp. in United States of America]
Macquarie Corporate Finance Holdings Pty Limited*
  Macquarie Corporate Finance Limited
Macquarie CountryWide Management Limited
Macquarie Development Capital Pty Limited
Macquarie Direct Property Management Limited
Macquarie Diversified Portfolio Investments Pty Limited
  Macquarie Diversified Investments Limited Partnership (outside equity interest 27%)
Macquarie Equities (Asia) Limited [incorp. in Hong Kong]

Note nineteen > Investments in controlled entities continued

Macquarie Equities (Australia) Limited
Macquarie Equities (US) Holdings Pty Limited
  Macquarie Equities (USA) Inc. [incorp. in United States of America]
Macquarie Equities Limited
Macquarie Equity Capital Markets Limited
Macquarie Finance Limited
Macquarie Financial Products Management Limited
Macquarie Fleet Finance Pty Limited
Macquarie Infrastructure Debt Management Limited
Macquarie Investment Management (UK) Limited [incorp. in United Kingdom] (formerly Macquarie Infrastructure Investment Management (UK) Limited)
Macquarie Infrastructure Investment Management Limited
  AMT Management Limited
Macquarie Internationale Holdings Limited [incorp. in United Kingdom]
  Macquarie Capital Korea Co. Limited [incorp. in South Korea] (formerly Macquarie IT Korea Co. Limited)
Macquarie Investment Services Limited
Macquarie Leasing Pty Limited*
Macquarie Leisure Management Limited
Macquarie Life Limited
Macquarie Options Pty Limited*
Macquarie Private Portfolio Management Limited
  Macquarie (Tianjin) Property Services Co. Limited [incorp. in China]
Macquarie Real Estate Asia Limited [incorp. in Hong Kong] (formerly Macquarie Property Management (International) Limited)
Macquarie Risk Management Advisory Pty Limited
Macquarie Securitisation Limited
Macquarie Specialised Asset Management 2 Limited
Macquarie Specialised Asset Management Limited
MAIL Holdings Limited
  Macquarie Risk Advisory Services Limited
SPAL Limited
Urban Pacific Limited

Note: All entities were incorporated in Australia unless otherwise stated.

Overseas controlled entities carry on business predominantly in their place of incorporation.

Beneficial interest in all entities is 100%, unless otherwise stated.

*With the exception of the entities so marked, all private companies with affix "Pty Limited" qualify as small companies and as such are not required to prepare an audited financial report.

Notes continued

As at 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note twenty > Due to other financial institutions				
OECD central banks	366	328	98	56
Clearing bank	19	9	19	9
Clearing houses	3	31	3	2
Other	129	197	110	134
Total due to other financial institutions	517	565	230	201

Amounts due to clearing houses are settled on the next business day.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note twenty one > Securities sold under repurchase agreements				
Government securities	1,584	549	1,584	549
Foreign OECD government securities	404	220	404	220
Listed equity securities	172	71	172	71
Corporate securities	61	88	61	88
Total securities sold under repurchase agreements	2,221	928	2,221	928
Note twenty two > Securities borrowed				
Listed equity securities	1,478	365	1,893	931
Commonwealth government securities	547	1,664	547	1,664
Other government securities	356	318	356	318
Corporate securities	—	12	—	12
Total securities borrowed	2,381	2,359	2,796	2,925
Note twenty three > Notes payable				
Euro floating rate notes	3,743	3,600	3,743	3,600
Euro commercial paper	2,760	2,340	2,760	2,340
Negotiable certificates of deposit	2,191	2,149	2,191	2,149
US commercial paper	373	609	373	609
Domestic issued paper	257	495	257	754
Other notes	745	241	745	241
Total notes payable	10,069	9,434	10,069	9,693
Reconciliation of notes payable by major currency:				
United States dollars	3,914	4,586	3,914	4,586
Australian dollars	2,671	2,656	2,671	2,915
Hong Kong dollars	1,310	654	1,310	654
Great British pounds	1,181	517	1,181	517
Japanese yen	788	283	788	283
Euros	205	738	205	738
Total notes payable by currency	10,069	9,434	10,069	9,693

The Bank's primary tool for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities are issued for terms varying from one week to 30 years.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note twenty four > Other financial liabilities				
Creditors	952	326	937	148
Amounts due to brokers and clients*	893	1,874	480	1,002
Accrued charges and sundry provisions	769	657	721	612
Other	51	66	43	63
Total other financial liabilities	2,665	2,923	2,181	1,825

* Amounts due to brokers and clients are payable within three working days of the relevant trade date.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $p
Note twenty five > Other provisions				
Provision for uncertainties	55	59	54	59
Provision for annual leave	37	36	33	33
Provision for long service leave	30	25	30	25
Total other provisions	122	120	117	117

Provision for uncertainties
The provision for uncertainties is a general provision and is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $p
Balance at the beginning of the financial year	59	54	59	52
Provided/(written back) during the financial year	(4)	5	(5)	7
Total provision for uncertainties	55	59	54	59
Provision for uncertainties as a percentage of risk-weighted exposures	0.55%	0.55%		

Note twenty six > Loan capital

Subordinated debt
Agreements between the Bank and the lenders provide, in the event of liquidation, that entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of the Bank.

The dates upon which the Bank has committed to repay the principal sum to the lenders are as follows:

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $p
1 April 2003	10	10	10	10
1 April 2004	83	94	83	94
1 April 2005	28	28	28	28
16 October 2007*	—	50	—	50
23 April 2008	60	60	60	60
18 February 2013	225	—	225	—
Total subordinated debt	406	242	406	242

* On 16 October 2002, the Bank exercised its right to redeem this debt after five years. The debt was redeemed at face value.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $p
Reconciliation of subordinated debt by major currency:				
Australian dollars	295	120	295	120
United States dollars	83	94	83	94
Japanese yen	28	28	28	28
Total subordinated debt by currency	406	242	406	242

In accordance with Australian Prudential Regulation Authority guidelines, the Bank includes the applicable portion of the principal sum as Tier 2 capital.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $p
1,500,000 Converting Preference Shares of $100 each	150	150	150	150

The Converting Preference Shares are classified as debt in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments". Non-cumulative dividends are paid six monthly at a fixed rate of 7.38% p.a. They convert to ordinary shares of the Bank, at a predetermined rate, on 15 June 2004 although if certain Trigger Events occur, including the non-payment of a dividend or in the event of the Bank being placed into liquidation or wound up, conversion may occur earlier. The Bank also has the option to convert them to ordinary shares any time after 15 June 2003.

In accordance with Australian Prudential Regulation Authority Guidelines, the Bank includes the Converting Preference Shares as Tier 1 capital.

Notes continued

As at 31 March 2003

	Consolidated 2003 No. of shares	Consolidated 2002 No of shares	Bank 2003 $M	Bank 2002 $M
Note twenty seven > Contributed equity				
Ordinary share capital				
Opening balance of fully paid ordinary shares	**198,499,828**	175,868,560	**1,012**	392
Placement of ordinary shares on 20 September 2001 at $35 per share	**—**	14,285,715	**—**	500
Transaction costs for placement of shares			**—**	(3)
Placement of ordinary shares on 6 November 2001 at $35 per share	**—**	509,666	**—**	18
Issue of shares on exercise of options	**3,036,064**	7,797,007	**46**	104
Issue of shares pursuant to the Employee Share Plan at $26.22 (2002: $37.03) per share*	**49,666**	38,880	**1**	1
Issue of shares on 2 July 2002 pursuant to the Dividend Reinvestment Plan at $29.60 per share	**1,679,485**	—	**50**	—
Issue of shares on 20 December 2002 pursuant to the Dividend Reinvestment Plan at $22.86 per share	**1,233,101**	—	**28**	—
Closing balance of fully paid ordinary shares	**204,498,144**	198,499,828	**1,137**	1,012

* The value of these shares was expensed as part of the employee profit share pool.

As at 31 March 2003, 24,873,005 (2002: 21,328,077) options granted to employees over unissued ordinary shares had not been exercised. For further information regarding the terms and conditions of the issue of options and shares to employees refer to Note 33 – Employee equity participation.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Macquarie Income Securities				
4,000,000 Macquarie Income Securities of $100 each	**400**	400	**400**	400
Less: transaction costs for original placement	**(9)**	(9)	**(9)**	(9)
Total Macquarie Income Securities	**391**	391	**391**	391

The Macquarie Income Securities are classified as equity in accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments". Interest is paid quarterly at a floating rate of BBSW plus 1.7% p.a. From the date of issue until 15 January 2003 there was a guaranteed minimum interest rate of 7.25% p.a. Payment of interest to holders is subject to certain conditions, including the profitability of the Bank. They are a perpetual instrument with no conversion rights. They were listed for trading on the Australian Stock Exchange on 19 October 1999.

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note twenty eight > Reserves, retained earnings and outside equity interests				
Investment revaluation reserve				
Balance at the beginning of the financial year	**—**	—	**144**	272
Amounts transferred (to) retained earnings*	**—**	—	**(59)**	(128)
Total investment revaluation reserve**	**—**	—	**85**	144

* During the current financial year, certain controlled entities paid dividends out of retained earnings as at 31 March 2002 to the Bank of $59 million (2002: $128 million). These retained earnings had been taken into account as at 31 March 2002 in determining the value of the Bank's investment in controlled entities.

** Unrecognised revaluation increment on investments in controlled entities at 31 March 2003 is $196 million (2002: $119 million).

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Retained earnings				
Balance at the beginning of the financial year	**617**	551	**354**	279
Profit from ordinary activities after income tax attributable to equity holders	**381**	279	**256**	131
Distributions paid or provided on Macquarie Income Securities	**(28)**	(29)	**—**	—
Amounts transferred from investment revaluation reserve	**—**	—	**59**	128
Dividends paid or provided on ordinary share capital (refer Note 6)	**(291)**	(184)	**(291)**	(184)
Total retained earnings	**659**	617	**378**	354
Outside equity interests in controlled entities				
Ordinary share capital	**7**	6	**—**	—
Partnership capital	**393**	393	**—**	—
Accumulated losses	**(2)**	(2)	**—**	—
Total outside equity interests in controlled entities	**398**	397	**—**	—

Note twenty nine > Notes to the statements of cash flows

Reconciliation of cash

Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to related items in the Statements of Financial Position as follows:

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Cash and liquid assets	**311**	283	**147**	165
Due to other financial institutions				
— clearing houses	**(3)**	(31)	**(3)**	(2)
— clearing bank	**(19)**	(9)	**(19)**	(9)
Cash at the end of the financial year	**289**	243	**125**	154

Notes continued

As at 31 March 2003

Note twenty nine > Notes to the statements of cash flows continued

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities				
Profit from ordinary activities after income tax	361	279	256	131
Non-cash flows in profit from ordinary activities				
Broadcast Australia acquisition and disposal	(59)	—	—	—
Charges for provisions	58	20	32	21
Depreciation	50	46	45	32
Dividends received from controlled entities	—	—	64	128
Equity accounted profits	—	(6)	—	—
Dividends received from equity accounted investments	4	5	—	4
Loss on sale of fixed assets	—	1	—	—
Write-down of investment in controlled entities to recoverable amount	—	—	21	19
Changes in assets and liabilities				
(Increase)/decrease in dividends receivable	(6)	(4)	77	(4)
(Increase)/decrease in fees and commissions receivable	(18)	(31)	20	(9)
(Decrease)/increase in fees and commissions payable	(11)	50	(1)	14
(Decrease)/increase in tax liabilities	1	(7)	4	2
Decrease/(increase) in tax assets	10	18	(27)	(32)
(Decrease)/increase in deferred tax liabilities	(70)	—	—	—
Decrease/(increase) in interest receivable	9	(29)	18	(22)
(Decrease)/increase in interest payable	(9)	(31)	(16)	(4)
Increase in employment provisions	6	12	5	10
Increase/(decrease) in debtors, prepayments, accrued charges and creditors	(34)	(439)	194	(178)
Decrease in financial instruments	724	383	602	626
Decrease/(increase) in life insurance receivables	29	(42)	—	—
Net cash flows from operating activities	**1,045**	225	**1,292**	738
Financing arrangements				
Total used	—	55	—	—
Total unused	130	71	—	—
Total overdraft facilities	**130**	126	—	—

Macquarie Equities (Asia) Limited, a controlled entity of the Bank incorporated in Hong Kong, has a HKD 200 million overdraft facility. The facility may be drawn down at any time and is subject to annual review on 31 December of each year. As at 31 March 2003 the facility is undrawn (2002: HKD 0.7 million drawn).

Macquarie Finance (NZ) Limited, a controlled entity of the Bank incorporated in New Zealand, has a NZD 95 million overdraft facility. The facility may be drawn down at any time and is subject to annual review on 15 February of each year. As at 31 March 2003 the facility is undrawn (2002: NZD 67 million drawn). The Bank has provided a guarantee over this facility.

The economic entity has not obtained any additional standby facilities because there are liquidity controls in place which limit the extent of any cash flow mismatch.

Note thirty > Related party information

Controlled entities

Transactions between the Bank and its controlled entities principally arise from the provision of banking and other financial services, the granting of loans, acceptance of funds on deposit and provision of management and administration services. These transactions may or may not be on commercial terms. All transactions undertaken during the financial year with controlled entities are eliminated in the consolidated financial report. Amounts due from and due to controlled entities, at balance date, are shown in the Statements of Financial Position.

Balances arising from lending and borrowing activities between the Bank and its controlled entities are repayable on demand. No security has been provided in respect of these lending activities. Interest received or receivable from and paid or payable to controlled entities and dividends received and receivable by the Bank from controlled entities are disclosed in Note 2 – Profit from ordinary activities.

Directors

The Directors who held office during the financial year were:

Executive Directors:

D.S. Clarke, AO Executive Chairman
A.E. Moss, Managing Director and Chief Executive Officer
M.R.G. Johnson, Deputy Chairman

Non-Executive Directors:

L.G. Cox, AO

Independent* Non-Executive Directors:

J.G. Allpass
H.K. McCann
B.R. Martin
J.R. Niland, AC
H.M. Nugent

The above Directors each held office as a Director of the Bank throughout the financial year ended 31 March 2003 with the exception of Prof. J.R. Niland, who was appointed as a Non-Executive Director of the Bank on 27 February 2003.

* In accordance with the Bank's definition of independence (as set out in the Corporate Governance Statement contained in the 2003 Annual Review).

Notes continued

As at 31 March 2003

	Consolidated 2003 $'000	Consolidated 2002 $'000	Bank 2003 $'000	Bank 2002 $'000

Note thirty > Related party information continued

Directors' remuneration

The remuneration policy for the Directors named on the previous page is set out in the Directors' report.

Remuneration received or receivable by Directors of the Bank from the Bank and all its controlled entities:

	Consolidated 2003 $'000	Consolidated 2002 $'000	Bank 2003 $'000	Bank 2002 $'000
Base remuneration	2,118	1,797	2,118	1,797
Other benefits	1,022	565	1,022	565
Performance-related remuneration	8,607	8,468	8,607	8,468
Remuneration recognised in the statement of financial performance	11,747	10,830	11,747	10,830
Value of options granted	933	2,054	933	2,054
Total Directors' remuneration	12,680	12,884	12,680	12,884

The number of Directors whose remuneration fell within the following bands was:

	Number 2003	Number 2002
$0 - $9,999	1	—
$50,000 - $59,999	—	1
$100,000 - $109,999	—	1
$110,000 - $119,999	—	1
$140,000 - $149,999	—	1
$200,000 - $209,999	1	1
$220,000 - $229,999	1	—
$230,000 - $239,999	1	—
$280,000 - $289,999	1	—
$620,000 - $629,999	—	1
$960,000 - $969,000	1	—
$1,830,000 - $1,839,999	1	—
$2,410,000 - $2,419,999	—	1
$2,950,000 - $2,959,999	1	—
$3,080,000 - $3,089,999	—	1
$5,960,000 - $5,969,999	1	—
$6,130,000 - $6,139,999	—	1

Directors' loans

Loans and guarantee facilities provided to Directors of the Bank and to parties related to them are made in the ordinary course of business on normal commercial terms and conditions.

Note thirty > Related party information continued

	Consolidated 2003 $'000	Consolidated 2002 $'000
Loans outstanding at the beginning of the financial year	22,871	2,391
Advances	289	21,622
Repayments	(726)	(1,142)
Total Directors' loans	22,434	22,871

During the financial year the Bank brought to account interest income from loans made to Directors of $2,225,000 (2002: $1,682,000). The aggregate amount of any undrawn facilities as at 31 March 2003 was $2,225,000 (2002: $1,597,000).

Loans and other financial instrument transactions are made by the Bank in the ordinary course of its banking business with related parties. Relief from disclosure of these transactions (with the exception of transactions with Directors) is granted to Australian banks and their controlled entities by the Australian Securities & Investments Commission in Class Order 98/110 dated 10 July 1998. The Class Order requires the Directors to issue a statutory declaration, signed by two Directors, stating that the Bank has systems of internal controls and procedures which provide assurance that any loans or other financial instrument transactions which are not entered into on normal terms and conditions are drawn to the attention of the Directors so that they may be disclosed in the financial report. The Bank will lodge the statutory declaration with the Australian Securities & Investments Commission with these financial statements.

Directors' equity participation

As at 31 March 2003 the Directors held, in aggregate, the following interests in shares and share options of the Bank and details of the movements in those interests are:

	Share options 2003	Share options 2002	Fully paid ordinary shares 2003	Fully paid ordinary shares 2002
Aggregate acquired during the financial year	323,400	197,500	184,657	480,151
Aggregate exercised/disposed of during the financial year	61,371	502,500	34,600	76,500
Aggregate held at the end of the financial year	829,233	567,204	2,258,050	2,107,993

During the financial year the Directors received dividends relating to the abovementioned shareholdings at the same rate as other shareholders.

Other transactions with Directors

During the financial year certain Directors had monies on deposit with the Bank within normal customer relationships on terms and conditions no more favourable than those available to other customers.

Note thirty one > Retirement benefits

There were no prescribed benefits provided to Directors and Executive Officers during the current and previous financial years.

Notes continued
As at 31 March 2003

	Consolidated 2003 $'000	Consolidated 2002 $'000	Bank 2003 $'000	Bank 2002 $'000

Note thirty two > Executive officers' remuneration

The remuneration policy for the Bank's Executive Officers is set out in the Directors' report.

Remuneration received or receivable by executives principally involved in the management of the Bank and its controlled entities:

	Consolidated 2003 $'000	Consolidated 2002 $'000	Bank 2003 $'000	Bank 2002 $'000
Base remuneration	4,456	4,795	4,456	4,795
Performance-related remuneration*	22,880	25,295	22,880	25,295
Other amounts payable to executive officers who have left the Bank***	—	11,875	—	11,875
Remuneration recognised in the Statement of Financial Performance	27,336	41,965	27,336	41,965
Value of options granted	2,285	7,885	2,285	7,885
Total executive officers' remuneration	**29,621**	49,850	**29,621**	49,850

The number of executives whose remuneration fell within the following bands was:

	2003 Number	2002 Number	2003 Number	2002 Number
$1,500,000 – $1,509,999	1	1	1	1
$1,510,000 – $1,519,999	—	1	—	1
$1,540,000 – $1,549,999	1	—	1	—
$1,590,000 – $1,599,999	1	—	1	—
$1,690,000 – $1,699,999	—	1	—	1
$1,830,000 – $1,839,999	1	—	1	—
$2,410,000 – $2,419,999	—	1	—	1
$2,620,000 – $2,629,999	1	—	1	—
$2,950,000 – $2,959,999	1	—	1	—
$3,070,000 – $3,079,999	—	1	—	1
$3,080,000 – $3,089,999	—	1	—	1
$3,330,000 – $3,339,999**	—	1	—	1
$3,410,000 – $3,419,999	1	—	1	—
$3,690,000 – $3,699,999	—	1	—	1
$3,860,000 – $3,869,999	1	—	1	—
$4,220,000 – $4,229,999	—	1	—	1
$4,310,000 – $4,319,999	1	—	1	—
$5,840,000 – $5,849,999***	—	1	—	1
$5,900,000 – $5,909,999	—	1	—	1
$5,960,000 – $5,969,999	1	—	1	—
$6,130,000 – $6,139,999	—	1	—	1
$7,430,000 – $7,439,999**	—	1	—	1

* The portion of performance-related remuneration subject to restrictions noted in the Directors' report is excluded from the disclosures above.

** Includes retained profit share that has been previously accumulated. These amounts are only paid six months after the ED leaving the Bank, if certain disqualifying events had not occurred. If such events had occurred, the amounts would have been forfeited.

*** Includes an accrued contractual entitlement which will be payable upon the ED leaving the Bank.

The remuneration paid to executive officers has been calculated in accordance with AASB 1017 "Related Party Disclosures" and AASB 1028 "Accounting for Employee Entitlements".

Note thirty three > Employee equity participation

Option plan

In December 1995, the Bank introduced an Employee Option Plan (the Plan), as a replacement for the Bank's now closed partly paid share scheme. Staff eligible to participate are those of Associate Director level and above and consultants to the economic entity. At 31 March 2003 there were 1,152 (2002: 1,009) participants in the Plan.

Options, currently for five years, over fully paid unissued ordinary shares in the Bank are granted to Lacuna Nominees Pty Limited as nominee for the individual or the individual's controlled company or an entity approved under the Plan to hold options on trust for an individual.

The options are issued for no consideration and are granted at prevailing market prices. The exercise price of new options granted is generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews.

The following is a summary of options which have been granted pursuant to the Plan:

Latest date for exercise of options	Exercise price	Balance as at 31 March 2002	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2003
18 July 2002	$11.17	800,934	—	(800,933)	(1)	—
11 August 2002	$11.17	61,371	—	(61,371)	—	—
23 October 2002	$13.17	20,000	—	(20,000)	—	—
10 March 2003	$11.39	6,668	—	(6,668)	—	—
11 March 2003	$13.20	6,668	—	(6,668)	—	—
30 March 2003	$11.53	20,000	—	(20,000)	—	—
8 April 2003	$11.95	16,668	—	(16,668)	—	—
30 April 2003	$13.15	10,000	—	(10,000)	—	—
8 May 2003	$13.48	6,668	—	(6,668)	—	—
9 May 2003	$14.35	6,668	—	(6,668)	—	—
14 May 2003	$13.82	6,680	—	(6,680)	—	—
15 May 2003	$14.32	13,200	—	(13,200)	—	—
18 May 2003	$13.28	20,000	—	(20,000)	—	—
20 May 2003	$14.47	5,668	—	(5,668)	—	—
11 June 2003	$14.31	11,334	—	(11,334)	—	—
12 June 2003	$14.89	50,000	—	—	—	50,000
26 June 2003	$14.52	14,500	—	(14,500)	—	—
27 July 2003	$14.89	17,000	—	(17,000)	—	—
21 August 2003	$14.47	38,334	—	(10,000)	—	28,334
28 August 2003	$14.29	1,676,523	—	(657,421)	—	1,019,102
16 September 2003	$14.83	14,168	—	(14,168)	—	—
18 September 2003	$14.59	5,668	—	—	—	5,668
22 September 2003	$14.67	13,300	—	(13,300)	—	—
23 September 2003	$13.11	5,668	—	(5,668)	—	—
25 September 2003	$14.62	11,336	—	—	—	11,336
6 November 2003	$14.48	5,667	—	—	—	5,667
11 November 2003	$13.50	11,334	—	—	—	11,334
24 November 2003	$14.54	11,334	—	—	—	11,334
25 November 2003	$13.03	5,668	—	(5,668)	—	—
26 November 2003	$13.40	36,834	—	—	—	36,834
2 December 2003	$12.25	17,000	—	—	—	17,000
4 December 2003	$14.65	17,000	—	—	—	17,000
6 December 2003	$12.73	17,000	—	(11,333)	—	5,667
7 December 2003	$15.23	14,167	—	—	—	14,167
12 February 2004	$15.06	11,334	—	—	—	11,334
15 February 2004	$13.32	28,334	—	—	—	28,334
22 February 2004	$14.55	28,334	—	(14,166)	(14,168)	—
23 February 2004	$14.18	28,334	—	(11,333)	—	17,001
25 February 2004	$15.60	17,000	—	—	—	17,000

Notes continued

As at 31 March 2003

Note thirty three > Employee equity participation continued

Latest date for exercise of options	Exercise price	Balance as at 31 March 2002	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2003
Option plan continued						
31 March 2004	$18.89	127,500	—	(15,000)	—	112,500
23 April 2004	$14.46	11,334	—	(5,666)	—	5,668
27 April 2004	$14.36	131,668	—	(5,666)		126,002
28 April 2004	$17.07	17,000	—	(5,500)	—	11,500
29 April 2004	$17.17	11,334	—	(11,334)	—	—
30 April 2004	$17.29	10,000	—	—	—	10,000
11 May 2004	$16.82	11,334	—	—	—	11,334
4 June 2004	$17.33	20,000	—	—	—	20,000
8 June 2004	$14.52	17,000	—	(11,332)	—	5,668
25 June 2004	$17.11	11,334	—	(5,666)	—	5,668
28 June 2004	$14.48	28,334	—	(14,166)	—	14,168
13 August 2004	$18.51	5,304,881	—	(840,559)	(70,076)	4,394,246
16 August 2004	$19.07	10,000	—	(5,000)	—	5,000
17 August 2004	$18.44	53,334	—	—	—	53,334
18 August 2004	$14.36	17,000	—	—	—	17,000
19 August 2004	$19.00	25,000	—	—	—	25,000
23 August 2004	$18.08	10,000	—	—	—	10,000
24 August 2004	$19.07	25,000	—	—	(25,000)	—
25 August 2004	$19.09	10,000	—	—	—	10,000
26 August 2004	$17.92	10,000	—	—	—	10,000
30 August 2004	$17.82	25,000	—	—	—	25,000
31 August 2004	$18.51	613,124	—	(157,086)	(31,672)	424,366
6 September 2004	$18.14	10,000	—	—	—	10,000
7 September 2004	$18.08	50,000	—	—	—	50,000
24 September 2004	$18.51	22,750	—	(6,375)	—	16,375
27 September 2004	$18.51	37,500	—	—	—	37,500
11 October 2004	$18.51	5,000	—	—	—	5,000
9 November 2004	$18.86	5,000	—	—	—	5,000
10 November 2004	$20.28	5,000	—	(3,171)	(1,829)	—
12 November 2004	$19.07	10,000	—	(10,000)	—	—
15 November 2004	$17.93	37,500	—	—	(37,500)	—
25 November 2004	$18.51	30,000	—	(12,500)	—	17,500
29 November 2004	$20.29	75,000	—	(12,500)	—	62,500
1 December 2004	$18.51	3,334	—	—	—	3,334
7 December 2004	$20.01	5,000	—	(3,332)	—	1,668
9 December 2004	$20.18	5,000	—	—	—	5,000
10 December 2004	$19.52	10,000	—	—	—	10,000
13 December 2004	$20.29	15,000	—	(10,416)	(4,584)	—
20 January 2005	$20.18	33,334	—	—	—	33,334
21 January 2005	$18.51	19,500	—	—	—	19,500
24 January 2005	$19.97	17,500	—	—	—	17,500
25 January 2005	$20.05	5,000	—	—	—	5,000
28 January 2005	$23.22	21,775	—	—	—	21,775
10 February 2005	$20.05	100,000	—	—	—	100,000
6 March 2005	$18.51	22,500	—	—	—	22,500
21 March 2005	$21.16	5,000	—	—	—	5,000
22 March 2005	$24.14	5,000	—	—	—	5,000
24 March 2005	$24.56	5,000	—	—	—	5,000
27 March 2005	$24.44	7,500	—	(2,500)	—	5,000
28 March 2005	$23.76	32,500	—	—	—	32,500
21 July 2005	$23.94	3,800,921	—	(107,880)	(195,520)	3,497,521
1 August 2005	$20.14	3,334	—	—	—	3,334
2 August 2005	$23.94	50,000	—	—	—	50,000
3 August 2005	$18.51	15,000	—	(1,666)	—	13,334
5 August 2005	$24.29	5,000	—	—	—	5,000
7 August 2005	$24.69	30,000	—	—	—	30,000
8 August 2005	$23.94	12,083	—	—	—	12,083
9 August 2005	$24.12	5,000	—	—	—	5,000
10 August 2005	$25.71	5,000	—	—	—	5,000
11 August 2005	$23.94	111,182	—	—	(8,082)	103,100
12 August 2005	$25.49	5,000	—	—	(5,000)	—

Note thirty three > Employee equity participation continued

Latest date for exercise of options	Exercise price	Balance as at 31 March 2002	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2003
Option plan continued						
13 August 2005	$23.06	5,000	—	—	—	5,000
14 August 2005	$24.16	12,500	—	—	—	12,500
15 August 2005	$24.24	5,000	—	—	—	5,000
17 August 2005	$23.63	5,000	—	—	—	5,000
18 August 2005	$23.76	5,000	—	—	—	5,000
19 August 2005	$24.43	12,500	—	—	—	12,500
20 August 2005	$24.04	5,000	—	—	—	5,000
22 August 2005	$23.02	12,500	—	—	—	12,500
24 August 2005	$24.56	17,500	—	—	—	17,500
25 August 2005	$25.37	5,000	—	—	—	5,000
26 August 2005	$25.65	5,000	—	—	—	5,000
30 August 2005	$23.94	120,764	—	(1,666)	—	119,098
28 September 2005	$25.59	5,000	—	—	—	5,000
29 September 2005	$25.85	5,000	—	—	—	5,000
11 October 2005	$20.18	3,334	—	—	—	3,334
12 October 2005	$25.01	5,000	—	—	(5,000)	—
13 October 2005	$24.36	12,500	—	—	—	12,500
14 October 2005	$25.59	10,000	—	—	—	10,000
15 October 2005	$26.12	12,500	—	—	—	12,500
11 December 2005	$27.56	5,000	—	—	—	5,000
12 December 2005	$26.57	17,500	—	—	—	17,500
13 December 2005	$24.80	32,500	—	—	(32,500)	—
22 December 2005	$24.24	5,000	—	—	—	5,000
27 December 2005	$26.45	5,000	—	—	—	5,000
28 December 2005	$27.63	5,000	—	—	—	5,000
29 December 2005	$26.32	12,500	—	—	—	12,500
2 January 2006	$27.28	32,500	—	—	—	32,500
3 January 2006	$27.86	5,000	—	—	—	5,000
5 January 2006	$27.71	5,000	—	—	—	5,000
8 January 2006	$26.95	5,000	—	—	—	5,000
9 January 2006	$27.97	20,000	—	—	—	20,000
11 January 2006	$27.15	12,500	—	—	(7,293)	5,207
12 January 2006	$27.93	5,000	—	—	—	5,000
15 January 2006	$27.81	5,000	—	—	(5,000)	—
16 January 2006	$27.46	12,500	—	—	—	12,500
17 January 2006	$27.71	5,000	—	—	—	5,000
18 January 2006	$27.71	12,500	—	—	—	12,500
19 January 2006	$28.29	12,500	—	—	—	12,500
23 January 2006	$28.51	12,500	—	—	(8,334)	4,166
30 January 2006	$27.83	5,000	—	—	—	5,000
31 January 2006	$27.71	5,000	—	—	—	5,000
1 February 2006	$27.98	100,000	—	—	—	100,000
2 February 2006	$27.71	22,500	—	—	(12,500)	10,000
26 February 2006	$18.51	12,500	—	—	—	12,500
27 February 2006	$28.39	5,000	—	—	—	5,000
28 February 2006	$28.15	5,000	—	—	(5,000)	—
13 March 2006	$27.13	5,000	—	—	(5,000)	—
20 March 2006	$28.19	5,000	—	—	—	5,000
29 March 2006	$27.66	5,000	—	—	(5,000)	—
2 April 2006	$28.00	5,000	—	—	—	5,000
11 April 2006	$27.28	5,000	—	—	(5,000)	—
17 April 2006	$27.04	12,500	—	—	—	12,500
18 April 2006	$28.57	5,000	—	—	(5,000)	—
19 April 2006	$28.55	5,000	—	—	—	5,000
20 April 2006	$28.05	12,500	—	—	—	12,500
23 April 2006	$28.50	5,000	—	—	—	5,000
24 April 2006	$26.85	5,000	—	—	—	5,000

Notes continued

As at 31 March 2003

Note thirty three > Employee equity participation continued

Latest date for exercise of options	Exercise price	Balance as at 31 March 2002	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2003
Option plan continued						
28 May 2006	$27.60	5,000	—	—	—	5,000
29 May 2006	$27.77	5,000	—	—	—	5,000
6 June 2006	$27.53	5,000	—	—	—	5,000
15 June 2006	$27.58	5,000	—	—	—	5,000
24 July 2006	$28.19	5,000	—	—	—	5,000
26 July 2006	$28.22	5,000	—	—	(5,000)	—
27 July 2006	$29.72	5,000	—	—	—	5,000
30 July 2006	$29.56	5,000	—	—	(5,000)	—
31 July 2006	$28.15	5,000	—	—	—	5,000
1 August 2006	$28.46	5,000	—	—	—	5,000
2 August 2006	$34.71	4,681,069	—	—	(214,393)	4,466,676
3 August 2006	$30.25	5,000	—	—	—	5,000
7 August 2006	$28.21	5,000	—	—	—	5,000
8 August 2006	$27.78	12,500	—	—	(12,500)	—
9 August 2006	$29.50	10,000	—	—	—	10,000
10 August 2006	$31.00	12,500	—	—	(12,500)	—
13 August 2006	$29.35	5,000	—	—	—	5,000
27 August 2006	$35.99	5,000	—	—	—	5,000
28 August 2006	$34.71	5,000	—	—	—	5,000
29 August 2006	$35.41	5,000	—	—	—	5,000
30 August 2006	$27.57	12,500	—	—	—	12,500
31 August 2006	$34.71	812,220	—	—	(72,414)	739,806
3 September 2006	$34.82	5,000	—	—	—	5,000
4 September 2006	$27.60	5,000	—	—	—	5,000
5 September 2006	$31.48	25,000	—	—	—	25,000
6 September 2006	$33.95	5,000	—	—	—	5,000
20 September 2006	$28.19	20,000	—	—	—	20,000
21 September 2006	$32.20	12,500	—	—	—	12,500
24 September 2006	$36.66	12,500	—	—	—	12,500
25 September 2006	$36.48	12,500	—	—	—	12,500
26 September 2006	$35.95	12,500	—	—	—	12,500
27 September 2006	$33.01	10,000	—	—	—	10,000
28 September 2006	$34.71	303,936	—	—	(52,736)	251,200
1 October 2006	$35.93	5,000	—	—	—	5,000
2 October 2006	$37.10	5,000	—	—	(5,000)	—
3 October 2006	$36.47	12,500	—	—	(8,732)	3,768
8 October 2006	$29.72	5,000	—	—	—	5,000
9 October 2006	$37.52	5,000	—	—	—	5,000
12 October 2006	$36.68	5,000	—	—	—	5,000
15 October 2006	$28.39	5,000	—	—	—	5,000
16 October 2006	$35.59	5,000	—	—	(5,000)	—
29 October 2006	$37.75	12,500	—	—	—	12,500
30 October 2006	$37.05	12,500	—	—	—	12,500
31 October 2006	$37.26	5,000	—	—	—	5,000
7 November 2006	$37.94	5,000	—	—	—	5,000
13 November 2006	$36.85	5,000	—	—	—	5,000
14 November 2006	$36.86	5,000	—	—	—	5,000
15 November 2006	$36.70	12,500	—	—	(12,500)	—
16 November 2006	$35.71	5,000	—	—	—	5,000
22 November 2006	$37.58	32,500	—	—	—	32,500
26 November 2006	$36.84	12,500	—	—	—	12,500
3 December 2006	$36.05	5,000	—	—	—	5,000
5 December 2006	$35.71	5,000	—	—	—	5,000
10 December 2006	$36.36	12,500	—	—	—	12,500
20 December 2006	$37.55	5,000	—	—	—	5,000
25 January 2007	$37.67	12,500	—	—	—	12,500

Note thirty three > Employee equity participation continued

Latest date for exercise of options	Exercise price	Balance as at 31 March 2002	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2003
Option plan continued						
4 February 2007	$37.47	5,000	—	—	—	5,000
12 March 2007	$36.08	5,000	—	—	—	5,000
13 March 2007	$36.54	17,500	—	—	—	17,500
14 March 2007	$36.34	10,000	—	—	—	10,000
15 March 2007	$35.24	5,000	—	—	—	5,000
18 March 2007	$37.52	5,000	—	—	—	5,000
19 March 2007	$36.85	5,000	—	—	—	5,000
20 March 2007	$35.15	5,000	—	—	—	5,000
21 March 2007	$36.39	5,000	—	—	—	5,000
22 March 2007	$36.85	5,000	—	—	—	5,000
25 March 2007	$36.67	5,000	—	—	—	5,000
26 March 2007	$36.68	5,000	—	—	—	5,000
27 March 2007	$36.55	32,500	—	—	—	32,500
28 March 2007	$36.73	5,000	—	—	(5,000)	—
29 March 2007	$35.90	5,000	—	—	(5,000)	—
1 April 2007	$36.34	—	12,500	—	—	12,500
2 April 2007	$37.52	—	5,000	—	—	5,000
3 April 2007	$34.82	—	12,500	—	—	12,500
4 April 2007	$35.99	—	12,500	—	—	12,500
5 April 2007	$35.22	—	5,000	—	—	5,000
8 April 2007	$35.59	—	5,000	—	—	5,000
9 April 2007	$37.35	—	5,000	—	—	5,000
10 April 2007	$36.67	—	5,000	—	—	5,000
17 April 2007	$36.48	—	5,000	—	(5,000)	—
18 April 2007	$36.95	—	5,000	—	—	5,000
23 May 2007	$33.16	—	5,000	—	—	5,000
24 May 2007	$35.31	—	5,000	—	—	5,000
27 May 2007	$32.93	—	12,500	—	—	12,500
28 May 2007	$32.76	—	5,000	—	—	5,000
29 May 2007	$33.12	—	5,000	—	—	5,000
4 July 2007	$33.54	—	45,000	—	—	45,000
5 July 2007	$33.45	—	5,000	—	—	5,000
8 July 2007	$33.05	—	12,500	—	—	12,500
9 July 2007	$33.37	—	12,500	—	—	12,500
10 July 2007	$36.00	—	5,000	—	—	5,000
11 July 2007	$35.21	—	5,000	—	—	5,000
12 July 2007	$33.20	—	12,500	—	—	12,500
15 July 2007	$33.19	—	5,000	—	—	5,000
19 July 2007	$33.19	—	5,000	—	—	5,000
22 July 2007	$33.06	—	12,500	—	—	12,500
23 July 2007	$32.47	—	5,000	—	—	5,000
1 August 2007	$30.51	—	5,500,205	—	(118,014)	5,382,191
23 August 2007	$33.45	—	5,000	—	—	5,000
26 August 2007	$31.54	—	17,500	—	—	17,500
27 August 2007	$32.77	—	5,000	—	—	5,000
28 August 2007	$33.06	—	5,000	—	—	5,000
29 August 2007	$33.10	—	12,500	—	—	12,500
30 August 2007	$30.51	—	960,450	—	(13,941)	946,509

Notes continued

As at 31 March 2003

Latest date for exercise of options	Exercise price	Balance as at 31 March 2002	Options issued during the financial year	Options exercised during the financial year	Options lapsed during the financial year	Balance as at 31 March 2003
Note thirty three > Employee equity participation continued						
Option plan continued						
2 September 2007	$31.49	—	5,000	—	—	5,000
3 September 2007	$32.90	—	12,500	—	—	12,500
4 September 2007	$33.28	—	5,000	—	(5,000)	—
5 September 2007	$31.28	—	5,000	—	—	5,000
6 September 2007	$30.51	—	20,000	—	—	20,000
10 October 2007	$30.51	—	5,000	—	—	5,000
11 October 2007	$30.51	—	237,000	—	(8,674)	228,326
14 October 2007	$33.20	—	5,000	—	—	5,000
15 October 2007	$26.45	—	20,000	—	—	20,000
16 October 2007	$37.43	—	5,000	—	—	5,000
21 October 2007	$31.28	—	5,000	—	—	5,000
24 October 2007	$25.04	—	5,000	—	—	5,000
25 October 2007	$24.60	—	5,000	—	—	5,000
28 October 2007	$24.48	—	5,000	—	—	5,000
5 November 2007	$24.57	—	5,000	—	—	5,000
20 November 2007	$30.51	—	22,200	—	(4,900)	17,300
29 November 2007	$33.20	—	5,000	—	—	5,000
24 December 2007	$30.51	—	318,500	—	(7,500)	311,000
27 December 2007	$27.18	—	12,500	—	—	12,500
30 December 2007	$31.54	—	25,000	—	—	25,000
31 December 2007	$23.25	—	5,000	—	(5,000)	—
2 January 2008	$26.45	—	5,000	—	—	5,000
3 January 2008	$31.56	—	12,500	—	—	12,500
24 January 2008	$23.48	—	5,000	—	—	5,000
28 January 2008	$22.22	—	12,500	—	—	12,500
3 February 2008	$21.66	—	12,500	—	—	12,500
4 February 2008	$30.22	—	5,000	—	—	5,000
6 February 2008	$22.42	—	5,000	—	—	5,000
10 February 2008	$20.44	—	5,000	—	—	5,000
11 February 2008	$21.08	—	5,000	—	—	5,000
12 February 2008	$23.03	—	5,000	—	—	5,000
13 February 2008	$20.50	—	5,000	—	—	5,000
14 February 2008	$20.96	—	5,000	—	—	5,000
19 February 2008	$22.76	—	5,000	—	—	5,000
3 March 2008	$25.93	—	5,000	—	—	5,000
4 March 2008	$21.54	—	5,000	—	—	5,000
5 March 2008	$23.82	—	5,000	—	—	5,000
6 March 2008	$22.22	—	3,000	—	—	3,000
7 March 2008	$25.23	—	5,000	—	—	5,000
10 March 2008	$23.55	—	12,500	—	—	12,500
12 March 2008	$23.82	—	5,000	—	—	5,000
13 March 2008	$21.23	—	5,000	—	—	5,000
14 March 2008	$25.82	—	32,500	—	—	32,500
17 March 2008	$20.57	—	12,500	—	—	12,500
24 March 2008	$25.23	—	12,500	—	—	12,500
Total options on issue		21,328,077	7,658,855	(3,036,064)	(1,077,863)	24,873,005

Note thirty three > Employee equity participation continued

Option plan continued

Since 31 March 2003, an additional 130,000 options have been granted and 46,704 options have lapsed.

The market value of shares which would be issued from the exercise of these options at 31 March 2003 was $614 million (2002: $709 million). No unissued shares, other than those referred to above, are under option as at the date of this report.

Options granted after 15 May 1996 and before the 1997 promotions and compensation reviews had vesting periods ranging up to four years after the date of grant. Each new tranche of options was issued such that 25% of each tranche became exercisable after each of the first four anniversaries of the date of grant. Options granted thereafter vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with the Bank's agreement towards the end of a vesting period, the Bank's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options.

In respect of each tranche of vested options granted to Executive Directors of the Bank after the 1997 Annual General Meeting until the 2002 promotion and compensation review grants:

— one third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 55th percentile of the corresponding figures for all companies in the then ASX All Industrials Index

— another third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then ASX All Industrials Index, and

— the final third of the vested options may only be exercised if the Bank's average annual Return on Equity for the three previous financial years is at or above the 75th percentile of the corresponding figures for all companies in the then ASX All Industrials Index,

with the conditions to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exercisable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

Following cessation of publication of the ASX All Industrials Index in mid-2002, the Board exercised its authority to resolve that whether the exercise conditions are met from that point on is to be determined by having regard to the actual performance of the Bank by using the formula set out in the exercise conditions but with the words "All Ordinaries Index excluding companies in the GICS Level 2 'Energy' and GICS Level 3 'Metals and Mining' classifications" replacing "ASX All Industrials Index"; and using "Return on Ordinary Equity" instead of "Return on Equity".

Further, in respect of new employee options from mid-2002 onwards, in respect of each tranche of vested options granted to members of the Bank's Executive Committee and to other Executive Directors of the Bank, options may only be exercisable if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th and 50th percentiles respectively, of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index

The Plan Rules provide that the total number of options which can be on issue at any one time is limited such that the number of shares resulting from exercise of all unexercised options does not exceed 20% of the number of the Bank's then issued ordinary shares plus the number of shares which the Bank would have to issue if all rights to require the Bank to issue shares, which the Bank has then granted (including options) were then enforced or exercised to the greatest extent permitted. The Board has a second limitation on the number of options being the same calculation as in the Plan Rules except that any partly paid shares issued less than five years ago, which have been fully paid up and where the relevant Executive is still with the Bank, will be treated as still being partly paid and any exercised options granted less than five years ago, where the executive is still with the Bank, will be treated as still being unexercised.

Fully paid ordinary shares issued on the exercise of options rank pari passu with all other fully paid ordinary shares then on issue.

On 25 May 2000, the Board approved amendments to the Plan Rules referred to as the Deferred Exercise Share Option Plan (DESOP). Shares resulting from the exercise of options will now be placed under the DESOP, unless option holders request otherwise. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any associated entity, then such a request will be granted.

Shares acquired under DESOP cannot be sold, transferred or disposed of for a period of six months from the date that the shares are transferred into a participating employee's name and are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to affairs of the Bank or a related entity or if they carry out or fail to carry out an act which brings the Bank or an associated entity into disrepute.

Notes continued

As at 31 March 2003

Note thirty three > Employee equity participation continued

Option plan continued
Shares held in the DESOP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company
- upon request from the employee (after the expiration of the non-disposal period)
- ten years from the date that the options were originally granted.

Options carry no dividend or voting rights but have standard adjustment clauses for bonus and rights issues and reconstructions.

Employee Share Plan
Following shareholder approval at the 1997 Annual General Meeting, the Bank introduced the Macquarie Bank Employee Share Plan (ESP) whereby each financial year, eligible employees are offered up to $1,000 worth of fully paid ordinary Bank shares for no cash payment. The Bank's staff profit sharing pools and for certain staff, future commissions, are adjusted downwards by the aggregate market value of the shares issued under the ESP.

Shares issued under the ESP cannot be sold until the earlier of three years after issue or the time when the participant is no longer employed by the Bank or a subsidiary of the Bank. In all other respects, shares issued rank equally with all other fully paid ordinary shares then on issue.

The number of shares each participant receives is $1,000 divided by the weighted average price at which the Bank's shares are traded on Australian Stock Exchange Limited on the seven days up to and including the date of allotment, rounded down to the nearest whole share.

The employees who are eligible for an offer are those permanent employees who have been continuously employed by the Bank or a subsidiary of the Bank since 1 April of the relevant year, are still employed by the Bank or a subsidiary of the Bank on the relevant allotment date and are Australian residents on both the closing date of an offer and on the relevant allotment date. Persons who are ineligible include all non-permanent staff, staff seconded to the Bank from external companies, staff on leave without pay, staff who have been given notice of dismissal from employment by the Bank or subsidiary of the Bank or who have tendered their resignation to avoid such a dismissal (even if they would, but for this requirement, be eligible to acquire shares) and any staff member that a Group Head believes should be ineligible based on poor performance.

The latest offer under the ESP was made during December 2002. A total of 1,307 (2002: 1,440) staff participated in this offer. On 17 January 2003, the participants were each issued with 38 (2002: 27) fully paid ordinary shares based on the offer amount of $1,000 and the then calculated average market share price of $26.22 (2002: $37.03) that is, a total of 49,666 (2002: 38,880) shares were issued. The shares were issued for no cash consideration.

Staff Share Acquisition Plan
Following shareholder approval at the 1999 Annual General Meeting, the Bank introduced the Macquarie Bank Staff Share Acquisition Plan (MBSSAP) whereby each financial year, Australian-based eligible employees are given the opportunity to nominate an amount of their pre-tax available profit share or future commission to purchase fully paid ordinary Bank shares (Shares). The total number of Shares purchased under the MBSSAP is limited in any financial year to three per cent of the Bank's Shares as at the beginning of that financial year.

Shares are acquired at prevailing market prices. Any applicable brokerage, workers' compensation premiums and payroll tax are to the employee's account.

Shares acquired under the MBSSAP cannot be sold, transferred or disposed of for a period of six months from the date that the Shares are transferred into a participating employee's name except in special circumstances or if the employee resigns. The Shares held in the MBSSAP are also subject to forfeiture by an employee in a number of circumstances including theft, fraud, dishonesty, or defalcation in relation to the affairs of the Bank or a related company or if they carry out an act or fail to do an act which brings the Bank or a related company into disrepute.

Shares held in the MBSSAP will be withdrawn on the earlier of:

- an employee's resignation from the Bank or a related company
- upon request by the employee (after the expiration of the non-disposal period)
- ten years from the date that the Shares are registered in an employee's name.

In all other respects, Shares rank equally with all other fully paid ordinary shares then on issue.

Eligible employees are Australian-based permanent full-time or part-time employees of the Bank or a related company who either receive available profit share in the relevant year of at least $1,000 in total or allocate at least $1,000 in available commission towards the MBSSAP.

The fourth offer under the MBSSAP was made during May 2002. A total of 272 (2002: 293) staff participated in the MBSSAP. On 27, 28 and 30 July 2003, a total of 382,276 (2002: 238,041) shares were acquired on-market.

Note thirty four > Contingent liabilities

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Contingent liabilities exist in respect of:				
Guarantees (a) (b)	113	142	928	1,082
Letters of credit (a)	13	117	110	221
Underwriting facilities	614	496	614	496
Undrawn credit facilities	2,017	2,079	2,014	1,841
Cross-border leasing indemnities (c)	244	213	327	82
Total contingent liabilities	**3,001**	3,047	**3,993**	3,722
Analysis of undrawn credit facilities by maturity:				
Current	1,319	1,029	1,419	966
Non-current	698	1,050	595	875
Total undrawn credit facilities	**2,017**	2,079	**2,014**	1,841

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary appropriate provisions have been made in the financial report. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position. Information regarding the ATO audit of the Bank is included in Note 5 - Income tax (expense).

a) All external guarantees, other than noted for Macquarie Investment Management Limited (MIML) in (d) below, and letters of credit are provided by the Bank. Included in external guarantees are guarantees backed by cash of $10 million (2002: $16 million).

b) The Bank has entered into a group guarantee with a number of controlled entities who act as Single Responsible Entities and the Australian Securities & Investments Commission for the purposes of the Net Tangible Assets calculation under the controlled entities' dealers licence conditions. The Bank has provided a guarantee of $10 million for 12 controlled entities, which is capped at $5 million in respect of any one entity.

c) Indemnities granted to counterparties in respect of termination and default events in cross-border leasing transactions.

d) MIML covenants that while it acts as Single Responsible Entity of the Macquarie Cash Management Trust, unitholders in that trust will be paid upon redemption or repurchase of a unit issued prior to 28 April 1985, where the unitholder has continuously held units from 28 April 1985, not less than the sum of $1.00. $45 million (2002: $54 million). At 31 March 2003 the audited financial report of the Macquarie Cash Management Trust discloses the value of units on issue and the income entitlement thereon aggregating $8.9 billion (2002: $8.4 billion) and assets aggregating $9.0 billion (2002: $8.4 billion).

Notes continued

As at 31 March 2003

	Consolidated 2003 $M	Consolidated 2002 $M	Bank 2003 $M	Bank 2002 $M
Note thirty five > Capital and other expenditure commitments				
Not later than one year	4	3	4	3
Total capital and other expenditure commitments	4	3	4	3
Note thirty six > Lease commitments				
Non-cancellable operating leases expiring:				
Not later than one year	60	63	60	63
Later than one year and not later than five years	242	242	242	242
Later than five years	378	370	378	370
Total operating lease commitments	680	675	680	675

Operating leases relate to commercial buildings and motor vehicles leased by the Bank's staff. The future lease commitments disclosed are net of any rental incentives received and sub-lease income earned.

Note thirty seven > Objectives of holding and issuing derivative financial instruments

The Bank is an active price maker in derivatives on interest rates, foreign exchange, commodities and equities. Its objective is to earn profits from the price making spread and from managing the residual exposures on hedged positions. Proprietary position taking is a small part of the Bank's trading activities. Risks on derivatives are managed together with all other trading positions in the same market. All trading positions, including derivatives, are marked to market daily.

The economic entity also uses derivatives to hedge banking operations and for asset/liability management. Profits and losses on these transactions are brought to account over the life of the underlying transaction. The types of contracts which the economic entity trades are detailed below:

Futures: Futures contracts provide the holder with the obligation to buy a specified financial instrument or commodity at a fixed price and fixed date in the future. Contracts may be closed early via cash settlement. Futures contracts are exchange traded.

Forwards and forward rate agreements: Forward contracts, which resemble futures contracts, are an agreement between two parties that a financial instrument or commodity will be traded at a fixed price and fixed date in the future. A forward rate agreement provides for two parties to exchange interest rate differentials based on an underlying principal amount at a fixed date in the future.

Swaps: Swap transactions provide for two parties to swap a series of cash flows in relation to an underlying principal amount, usually to exchange a fixed interest rate for a floating interest rate. Cross-currency swaps provide a tool for two parties to manage risk arising from movements in exchange rates.

Options: Option contracts provide the holder the right to buy or sell financial instruments or commodities at a fixed price over an agreed period or on a fixed date. The contract does not oblige the holder to buy or sell, however the writer must perform if the holder exercises the rights pertaining to the option.

Note thirty eight > Average interest-bearing assets and liabilities and related interest

	Av. Balance $M	Interest inc./(exp.) $M	Av. rate %	Av. balance $M	Interest inc./(exp.) $M	Av. rate %
Assets						
Interest bearing assets	Consolidated 2003			Consolidated 2002		
Cash and liquid assets	72	3	3.7	58	2	3.4
Securities purchased under resale agreement	3,294	143	4.3	3,593	158	4.4
Trading assets	3,354	175	5.2	3,254	166	5.1
Other securities	1,776	56	3.2	1,556	59	3.8
Loan assets	10,037	637	6.3	8,598	570	6.6
Other financial assets	20	1	4.6	39	2	5.1
Total interest bearing assets	18,553	1,015		17,098	957	
Total non-interest bearing assets	14,034	—		12,466	—	
Total assets	32,587	1,015		29,564	957	
Liabilities						
Interest bearing liabilities						
Due to other financial institutions	1,112	(29)	2.6	972	(27)	2.8
Securities sold under repurchase agreements	1,704	(72)	4.2	1,697	(74)	4.4
Securities borrowed	892	(49)	5.5	1,029	(51)	5.0
Deposits	4,423	(170)	3.8	4,126	(170)	4.1
Notes payable	10,659	(407)	3.8	9,128	(386)	4.2
Other financial liabilities	495	(19)	3.8	489	(18)	3.7
Loan capital						
Subordinated debt	241	(13)	5.4	250	(14)	5.6
Converting Preference Shares	150	(11)	7.4	150	(11)	7.4
Total interest bearing liabilities	19,676	(770)		17,841	(751)	
Total non-interest bearing liabilities	10,338	—		9,632	—	
Total liabilities	30,014	(770)		27,473	(751)	
Net assets	2,573	245		2,091	206	
Equity						
Contributed equity						
Ordinary share capital	1,088			753		
Macquarie Income Securities	391			391		
Retained earnings	690			583		
Total equity attributable to equity holders of MBL	2,169			1,727		
Outside equity interests in controlled entities	404			364		
Total equity	2,573			2,091		

Average interest income and expense in relation to assets and liabilities set off in the Statements of Financial Position in accordance with applicable accounting standards are not included in the above analysis. Such interest and expense is shown gross in Note 2 - Profit from ordinary activities in accordance with the requirements of AASB 1018 "Statement of Financial Performance".

Notes continued
As at 31 March 2003

Note thirty nine > Geographical concentration of deposits and borrowings

	Australia $M	Europe $M	North America $M	Asia $M	Other $M	Total $M
						Consolidated 2003
Due to other financial institutions	316	151	18	32	—	517
Securities sold under repurchase agreements	1,540	245	—	436	—	2,221
Securities borrowed	1,245	689	—	443	4	2,381
Deposits	3,589	61	208	90	18	3,966
Notes payable	2,728	420	206	6,714	1	10,069
Subordinated debt	295	—	—	111	—	406
Converting Preference Shares	150	—	—	—	—	150
Total deposits and borrowings by geographical location	**9,863**	**1,566**	**432**	**7,826**	**23**	**19,710**
						Consolidated 2002
Due to other financial institutions	363	110	1	91	—	565
Securities sold under repurchase agreements	554	52	13	309	—	928
Securities borrowed	2,122	230	—	7	—	2,359
Deposits	4,198	49	193	74	6	4,520
Notes payable	2,742	43	703	5,946	—	9,434
Subordinated debt	120	—	94	28	—	242
Converting Preference Shares	150	—	—	—	—	150
Total deposits and borrowings by geographical location	10,249	484	1,004	6,455	6	18,198

The table details the source of deposits and borrowings, based upon the location of the relevant counterparty.
The economic entity's exposure is not concentrated in any one particular industry or with one particular counterparty type.

Refer to "Liquidity management" within Note 40 – Maturity analysis of monetary assets and liabilities and liquidity management, for a discussion on the sources of the economic entity's funding.

Note forty > Maturity analysis of monetary assets and liabilities and liquidity management

	At call $M	Overdrafts $M	3 months or less $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	No maturity specified $M	Total $M
								Consolidated 2003
Assets								
Cash and liquid assets	311	—	—	—	—	—	—	311
Securities purchased under resale agreements	3,438	—	1,717	—	—	—	—	5,155
Trading assets	4,780	—	—	—	—	—	—	4,780
Other securities	2,181	—	—	—	—	—	—	2,181
Loan assets	1,839	77	1,928	1,384	4,462	204	—	9,894
Life insurance investment assets*	82	—	1,012	97	159	—	1,166	2,516
Equity investments	—	—	—	—	—	—	130	130
Investments in associates and JVs	—	—	—	—	—	—	142	142
Total monetary assets	**12,631**	**77**	**4,657**	**1,481**	**4,621**	**204**	**1,438**	**25,109**
Liabilities								
Due to other financial institutions	72	—	181	172	89	3	—	517
Securities sold under repurchase agreements	841	—	1,179	201	—	—	—	2,221
Securities borrowed	2,381	—	—	—	—	—	—	2,381
Deposits	2,529	—	537	175	595	130	—	3,966
Notes payable	—	—	4,678	2,584	2,807	—	—	10,069
Life insurance policy liabilities	—	—	—	—	—	—	2,456	2,456
Subordinated debt	—	—	10	—	111	285	—	406
Converting Preference Shares	—	—	—	—	150	—	—	150
Total monetary liabilities	**5,823**	**—**	**6,585**	**3,132**	**3,752**	**418**	**2,456**	**22,166**

* The life insurance business offers an investment linked product.
Policy holders are primarily exposed to the liquidity risk on life insurance investment assets.
The members are subject to liquidity risk on the surplus in the life insurance statutory funds.

The table details the maturity distribution of selected monetary assets and liabilities.

Maturities represent the remaining period as at 31 March 2003 to the repayment date. Certain deposits however are recorded at their expected maturity date rather than the contractual repayment date. These deposits, although withdrawable on demand, display the necessary characteristics of longer term deposits.

Notes continued

As at 31 March 2003

Note forty > Maturity analysis of monetary assets and liabilities and liquidity management continued

Consolidated 2002

	At call $M	Overdrafts $M	3 months or less $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	No maturity specified $M	Total $M
Assets								
Cash and liquid assets	283	—	—	—	—	—	—	283
Securities purchased under resale agreements	3,383	—	743	187	—	—	—	4,313
Trading assets	4,864	—	—	—	—	—	—	4,864
Other securities	1,937	—	—	—	—	—	—	1,937
Loan assets	752	47	818	1,002	5,892	698	—	9,209
Life insurance investment assets*	234	—	698	325	4	—	1,327	2,588
Equity investments	—	—	—	—	—	—	102	102
Investments in associates and JVs	—	—	—	—	—	—	90	90
Total monetary assets	11,453	47	2,259	1,514	5,896	698	1,519	23,386
Liabilities								
Due to other financial institutions	204	—	89	38	236	—	—	565
Securities sold under repurchase agreements	449	—	479	—	—	—	—	928
Securities borrowed	2,359	—	—	—	—	—	—	2,359
Deposits	2,506	—	986	101	782	145	—	4,520
Notes payable	—	—	4,300	2,380	2,754	—	—	9,434
Life insurance policy liabilities	—	—	—	—	—	—	2,539	2,539
Subordinated debt	—	—	—	—	132	110	—	242
Converting Preference Shares	—	—	—	—	150	—	—	150
Total monetary liabilities	5,518	—	5,854	2,517	4,054	255	2,539	20,737

* The life insurance business offers an investment linked product.
Policy holders are primarily exposed to the liquidity risk on life insurance investment assets.
The members are subject to liquidity risk on the surplus in the life insurance statutory funds.

Note forty > Maturity analysis of monetary assets and liabilities and liquidity management continued

Liquidity management

The liquidity policy of the economic entity is approved by the Board and agreed with the Australian Prudential Regulation Authority (APRA). This policy is reviewed regularly by the Risk Management Division to ensure it continues to meet the needs of the economic entity under all market circumstances. The economic entity's liquidity policy requires that:

1) Core assets (that is, on-balance sheet assets that cannot be liquefied quickly) plus liquidity buffers are funded with deposits/borrowings with a minimum maturity greater than 1 week (5 working days)

2) Specified percentages of borrowings have maturities beyond 6 and 12 months. A limit is also set on the maximum percentage of deposits maturing within the next 3 months and in any one month

3) The economic entity must keep at least a certain percentage of its total assets in highly liquid form (for example, Commonwealth and State Government debt, non-callable deposits, bank bills, overnight loans and repurchase agreements).

Within these parameters, on a day-to-day basis, liquidity management is the responsibility of the funding desk within the Treasury and Commodities Group.

An objective of the economic entity's liquidity policy is to achieve a sound deposit base with a wide spread of core depositors. In respect of the retail market, the Bank focuses its attention on small and medium sized corporate depositors who do not generally access the professional market. Retail deposits are accessed through a number of products in a variety of locations.

The offshore Debt Instrument Programme continues to expand and provides an important source of funding in a number of currencies over a range of terms. Domestic non-callable deposits, commercial paper and bond issuances also provide another source of funding

Notes continued

As at 31 March 2003

Note forty one > Interest rate risk and face value

Consolidated 2003

	Weighted average effective interest rate %	Floating interest rate maturities $M	1 month or less $M	Fixed interest rate repricing 1 month to 3 months $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M
On-balance sheet assets									
Cash and liquid assets	2.7	311	—	—	—	—	—	—	311
Securities purchased under resale agreements	3.9	3,438	1,717	—	—	—	—	—	5,155
Trading assets	3.3	—	980	864	540	413	395	1,588	4,780
Other securities	3.6	—	144	579	553	340	178	387	2,181
Loan assets	6.1	1,842	4,275	1,079	1,116	1,568	6	8	9,894
Other financial market assets	—	—	—	—	—	—	—	5,309	5,309
Other financial assets	—	14	—	—	—	—	—	1,814	1,828
Life insurance investment assets*	2.6	82	—	1,012	97	160	—	1,165	2,516
Equity investments	—	—	—	—	—	—	—	130	130
Investments in associates and JVs	—	—	—	—	—	—	—	142	142
Fixed assets	—	—	—	—	—	—	—	125	125
Tax assets	—	—	—	—	—	—	—	146	146
Total on-balance sheet assets		5,687	7,116	3,534	2,306	2,481	579	10,814	32,517
On-balance sheet liabilities									
Due to other financial institutions	1.4	72	26	155	172	89	—	3	517
Securities sold under repurchase agreements	4.9	490	1,325	205	201	—	—	—	2,221
Securities borrowed	2.5	—	66	—	—	275	562	1,478	2,381
Deposits	2.3	2,529	430	107	175	595	130	—	3,966
Notes payable	2.7	—	2,608	2,070	2,584	2,807	—	—	10,069
Other financial markets liabilities	—	—	—	—	—	—	—	4,718	4,718
Tax liabilities	—	—	—	—	—	—	—	18	18
Other financial liabilities	0.9	499	—	—	—	—	—	2,166	2,665
Life insurance policy liabilities	—	—	—	—	—	—	—	2,456	2,456
Provisions for dividends and distributions	—	—	—	—	—	—	—	213	213
Deferred tax liabilities	—	—	—	—	—	—	—	30	30
Other provisions	—	—	—	—	—	—	—	122	122
Subordinated debt	5.6	—	10	—	—	111	285	—	406
Converting Preference Shares	7.4	—	—	—	—	150	—	—	150
Total on-balance sheet liabilities		3,590	4,465	2,537	3,132	4,027	977	11,204	29,932
Off-balance sheet financial instruments		—	(1,523)	725	1,972	(337)	92	—	929
Analysis of interest sensitivity gap									
Net		2,097	1,128	1,722	1,146	(1,883)	(306)		
Cumulative interest sensitivity gap		2,097	3,225	4,947	6,093	4,210	3,903		

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life insurance investment assets. The shareholders are subject to interest rate risk on the surplus in the life insurance statutory funds.

Changes in market interest rates affect the level of future cash flows. The table details the exposure of the economic entity's assets and liabilities to interest rate risk. The amount shown represents the face value of assets and liabilities, or the equivalent asset or liability arising from a derivative financial instrument

The interest rate shown is the effective interest rate or weighted average effective interest rate in respect of a class of assets or liabilities. For floating rate instruments the rate is the current market rate; for fixed rate instruments the rate is a historical rate. The bandings reflect the next contractual repricing date of the asset or liability.

Notes continued

As at 31 March 2003

Note forty one > Interest rate risk and face value continued

Consolidated 2002

	Weighted average effective interest rate %	Floating interest rate maturities $M	Fixed interest rate repricing: 1 month or less $M	1 month to 3 months $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M
On-balance sheet assets									
Cash and liquid assets	2.6	283	—	—	—	—	—	—	283
Securities purchased under resale agreements	4.4	3,384	929	—	—	—	—	—	4,313
Trading assets	3.3	—	1,007	640	213	696	770	1,538	4,864
Other securities	4.2	—	396	539	343	388	—	271	1,937
Loan assets	6.9	2,425	3,454	2,242	216	764	106	2	9,209
Other financial market assets	—	—	—	—	—	—	—	4,630	4,630
Other financial assets	—	14	—	—	—	—	—	1,913	1,927
Life insurance investment assets *	2.2	234	—	—	325	4	—	2,025	2,588
Equity investments	—	—	—	—	—	—	—	102	102
Investments in associates and JVs	—	—	—	—	—	—	—	90	90
Fixed assets	—	—	—	—	—	—	—	135	135
Tax assets	—	—	—	—	—	—	—	156	156
Total on-balance sheet assets		6,340	5,786	3,421	1,097	1,852	876	10,862	30,234
On-balance sheet liabilities									
Due to other financial institutions	2.5	172	51	38	36	237	—	31	565
Securities sold under repurchase agreements	4.9	487	428	13	—	—	—	—	928
Securities borrowed	4.8	—	—	—	—	971	1,023	365	2,359
Deposits	2.6	3,252	194	500	101	328	145	—	4,520
Notes payable	2.9	—	3,314	4,416	1,332	372	—	—	9,434
Other financial markets liabilities	—	—	—	—	—	—	—	3,811	3,811
Tax liabilities	—	—	—	—	—	—	—	17	17
Other financial liabilities	1.6	1,057	—	—	—	—	—	1,866	2,923
Life insurance policy liabilities	—	—	—	—	—	—	—	2,539	2,539
Provisions for dividends and distributions	—	—	—	—	—	—	—	109	109
Deferred tax liabilities	—	—	—	—	—	—	—	100	100
Other provisions	—	—	—	—	—	—	—	120	120
Subordinated debt	5.2	—	110	—	122	10	—	—	242
Converting Preference Shares	7.4	—	—	—	—	150	—	—	150
Total on-balance sheet liabilities		4,968	4,097	4,967	1,591	2,068	1,168	8,958	27,817
Off-balance sheet financial instruments		—	70	737	(1,558)	834	234	—	317
Analysis of interest sensitivity gap									
Net		1,372	1,759	(809)	(2,052)	618	(58)		
Cumulative interest sensitivity gap		1,372	3,131	2,322	270	888	830		

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to the interest rate risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Notes continued

As at 31 March 2003

Note forty one > Interest rate risk and face value continued

	1 month or less $M	1 month to 3 months $M	3 months to 12 months $M	1 year to 5 years $M	Over 5 years $M	Total $M
						Consolidated 2003
Foreign exchange contracts	19,522	10,840	7,841	7,103	228	45,534
Commodity contracts	4,556	4,880	5,504	7,571	2,006	24,517
Equity contracts	1,655	2,641	2,950	1,154	3	8,403
Total face value of off-balance sheet financial assets and liabilities	25,733	18,361	16,295	15,828	2,237	78,454
						Consolidated 2002
Foreign exchange contracts	11,131	8,411	9,277	7,557	631	37,007
Commodity contracts	4,223	4,296	6,033	4,056	3,447	22,055
Equity contracts	797	2,973	1,432	857	39	6,098
Total face value of off-balance sheet financial assets and liabilities	16,151	15,680	16,742	12,470	4,117	65,160

The table shows the face value of off-balance sheet financial assets and liabilities not included in the previous table. The bandings represent the respective maturity or expiry date.

The interest rate risk table is prepared in accordance with the requirements of AASB 1033 "Presentation and Disclosure of Financial Instruments" and as such it does not include off-balance sheet derivative financial instruments relating to currencies, commodities or equities, nor certain off-balance sheet securities purchase and sale agreements, all of which are also interest rate sensitive. Therefore, for internal risk management, the Bank does not use the repricing information in the way presented in the table. Interest rate risk, like all market risk, is measured and controlled on the basis of a wide range of rate movement scenarios, including worst case scenarios, calculated daily and covering all interest rate sensitive instruments. The Bank also calculates daily Value At Risk measures for all market risks, including interest rate risk.

Note forty two > Credit risk and net fair value

	Central bank $M	Governments $M	Other financial institutions $M	Other $M	Total $M
					Consolidated 2003 Credit risk/net fair value by counterparty
On-balance sheet financial assets					
Cash and liquid assets	1	—	310	—	311
Securities purchased under resale agreements	100	408	2,909	1,738	5,155
Trading assets	—	880	1,200	2,700	4,780
Other securities	—	10	439	1,732	2,181
Loan assets	—	678	1,779	7,437	9,894
Other financial market assets	2	359	2,467	2,481	5,309
Other financial assets	—	—	—	1,828	1,828
Life insurance investment assets*	—	—	—	2,516	2,516
Equity investments	—	—	—	130	130
Investments in associates and JVs	—	—	—	142	142
Total on-balance sheet financial assets	103	2,335	9,104	20,704	32,246
Reconciliation of other financial market assets:					
Interest rate contracts	—	321	970	402	1,693
Foreign exchange contracts	2	38	1,155	602	1,797
Commodity contracts	—	—	342	1,135	1,477
Equity contracts	—	—	—	342	342
Total on-balance sheet revaluations of off-balance sheet financial assets	2	359	2,467	2,481	5,309

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to credit risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds

Net fair value reflects the present value of future cash flows associated with a financial asset or liability, including the cost of exchange or settlement where appropriate. Net fair value is a combination of the quoted market price and valuation techniques based upon option pricing models. Except for certain equity investments, the carrying value of on-balance sheet financial assets is not materially different to the net fair value of these items.

The net fair value in respect of financial assets represents maximum credit risk, which is the potential loss arising through the default of counterparties to financial instruments. In accordance with AASB 1033 "Presentation and Disclosure of Financial Instruments" the amount at risk excludes the value of any collateral or other security provided by the counterparty

These disclosures do not reflect the impact of any master netting arrangements

For the purposes of the disclosures, the definition of financial assets does not include fixed assets and tax assets

Notes continued

As at 31 March 2003

Note forty two > Credit risk and net fair value continued

Consolidated 2002
Credit risk/net fair value by counterparty

	Central bank $M	Governments $M	Other financial institutions $M	Other $M	Total $M
On-balance sheet financial assets					
Cash and liquid assets	8	—	275	—	283
Securities purchased under resale agreements	—	81	1,602	2,630	4,313
Trading assets	—	1,189	1,133	2,542	4,864
Other securities	—	10	138	1,789	1,937
Loan assets	—	606	711	7,892	9,209
Other financial market assets	—	131	1,873	2,626	4,630
Other financial assets	—	—	—	1,927	1,927
Life insurance investment assets*	—	—	—	2,588	2,588
Equity investments	—	—	—	102	102
Investments in associates and JVs	—	—	—	90	90
Total on-balance sheet financial assets	8	2,017	5,732	22,186	29,943
Reconciliation of other financial market assets:					
Interest rate contracts	—	64	681	309	1,054
Foreign exchange contracts	—	67	961	1,319	2,347
Commodity contracts	—	—	231	841	1,072
Equity contracts	—	—	—	157	157
Total on-balance sheet revaluations of off-balance sheet financial assets	—	131	1,873	2,626	4,630

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to credit risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Note forty two > Credit risk and net fair value continued

Consolidated 2003
Credit risk/net fair value by region of exposure

	Australia $M	Europe $M	North America $M	Asia $M	Other $M	Total $M
On-balance sheet financial assets						
Cash and liquid assets	116	80	53	60	2	311
Securities purchased under resale agreements	2,528	1,984	133	510	—	5,155
Trading assets	3,218	566	113	876	7	4,780
Other securities	301	1,205	434	241	—	2,181
Loan assets	8,324	110	290	1,085	85	9,894
Other financial market assets	3,014	1,309	570	307	109	5,309
Other financial assets	1,418	170	78	155	7	1,828
Life insurance investment assets*	2,516	—	—	—	—	2,516
Equity investments	67	13	20	15	15	130
Investments in associates and JVs	76	6	47	9	4	142
Total on-balance sheet financial assets	21,578	5,443	1,738	3,258	229	32,246
Reconciliation of other financial market assets:						
Interest rate contracts	1,085	342	196	71	—	1,694
Foreign exchange contracts	968	662	73	92	1	1,796
Commodity contracts	709	283	301	102	82	1,477
Equity contracts	252	22	—	42	26	342
Total on-balance sheet revaluations of off-balance sheet financial assets	3,014	1,309	570	307	109	5,309

Consolidated 2002
Credit risk/net fair value by region of exposure

	Australia $M	Europe $M	North America $M	Asia $M	Other $M	Total $M
On-balance sheet financial assets						
Cash and liquid assets	108	48	85	41	1	283
Securities purchased under resale agreements	3,645	599	69	—	—	4,313
Trading assets	3,853	410	95	470	36	4,864
Other securities	228	922	526	261	—	1,937
Loan assets	8,060	115	177	718	139	9,209
Other financial market assets	2,858	927	674	117	54	4,630
Other financial assets	1,465	320	86	52	4	1,927
Life insurance investment assets*	2,588	—	—	—	—	2,588
Equity investments	50	17	5	15	15	102
Investments in associates and JVs	43	—	35	9	3	90
Total on-balance sheet financial assets	22,898	3,358	1,752	1,683	252	29,943
Reconciliation of other financial market assets:						
Interest rate contracts	640	155	240	20	—	1,055
Foreign exchange contracts	1,465	560	287	33	1	2,346
Commodity contracts	614	204	147	54	53	1,072
Equity contracts	139	8	—	10	—	157
Total on-balance sheet revaluations of off-balance sheet financial assets	2,858	927	674	117	54	4,630

* The life insurance business offers an investment linked product. Policy holders are primarily exposed to credit risk on life insurance investment assets. The members are subject to interest rate risk on the surplus in the life insurance statutory funds.

Notes continued

As at 31 March 2003

Note forty two > Credit risk and net fair value continued

	Australia $M	Europe $M	North America $M	Asia $M	Other $M	Total $M
	Net fair value by region of exposure					
						Consolidated 2003
On-balance sheet revaluations of off-balance sheet financial liabilities						
Interest rate contracts	**613**	**498**	**292**	**102**	**1**	**1,506**
Foreign exchange contracts	**828**	**669**	**48**	**52**	**31**	**1,628**
Commodity contracts	**349**	**398**	**348**	**103**	**5**	**1,203**
Equity contracts	**247**	**50**	**—**	**66**	**18**	**381**
Total on-balance sheet revaluations of off-balance sheet financial liabilities	**2,037**	**1,615**	**688**	**323**	**55**	**4,718**
						Consolidated 2002
On-balance sheet revaluations of off-balance sheet financial liabilities						
Interest rate contracts	415	194	364	5	1	979
Foreign exchange contracts	1,113	414	246	29	1	1,803
Commodity contracts	225	411	209	49	6	900
Equity contracts	123	6	—	—	—	129
Total on-balance sheet revaluations of off-balance sheet financial liabilities	1,876	1,025	819	83	8	3,811

The table details the net fair value of off-balance sheet financial liabilities.

Note forty three > Audit and other services provided by PricewaterhouseCoopers (PwC)

During the financial year, the auditor of the Bank, PwC, and its related practices earned the following remuneration:

	Consolidated 2003 $'000	Consolidated 2002 $'000	Bank 2003 $'000	Bank 2002 $'000
PwC - Australian firm				
Audit and review of financial reports of the Bank or any entity in the economic entity	**1,130**	949	**864**	724
Other audit-related work	**510**	618	**447**	618
Other assurance services	**82**	40	**82**	40
Total audit and other assurance services	**1,722**	1,607	**1,393**	1,382
Advisory services	**482**	725	**482**	725
Taxation	**619**	1,306	**434**	911
Total remuneration paid to PwC – Australian firm	**2,823**	3,638	**2,309**	3,018
Related practices of PwC - Australian firm (including PwC - overseas firms)				
Audit and review of financial reports of the Bank or any entity in the economic entity	**966**	641	**—**	9
Other audit-related work	**142**	271	**—**	8
Other assurance services	**290**	349	**—**	—
Total audit and other assurance services	**1,398**	1,261	**—**	17
Taxation	**1,625**	1,359	**—**	—
PwC Legal	**—**	44	**—**	44
Total remuneration paid to related practices of PwC – Australian firm	**3,023**	2,664	**—**	61
Total remuneration paid to PwC	**5,846**	6,302	**2,309**	3,079

It is the Bank's policy to employ PwC on assignments additional to their statutory audit duties where PwC's expertise and experience with the Bank are important; these assignments are principally tax advice and due diligence reporting on acquisitions, or where PwC is awarded assignments on a competitive basis

It is the Bank's policy to seek competitive tenders for all major consulting projects.

Notes continued

As at 31 March 2003

Note forty four > Acquisition and disposal of Broadcast Australia Holdings Pty Limited

Acquisition

On 2 April 2002, a controlled entity of the Bank, Macquarie Communications Infrastructure Limited (MCIL), acquired 100% of the issued capital of ntl Belgium sprl, the chief entity of ntl Australia Holdings Pty Limited, which was subsequently renamed Broadcast Australia Holdings Pty Limited (BA). The operating results of BA have been included in the Statements of Financial Performance from the date of acquisition until its deconsolidation on 12 August 2002.

The fair value of assets and liabilities acquired differs from those disclosed in the 31 March 2002 financial statements as a result of valuations being finalised subsequent to acquisition and revisions in the final allocation of the purchase consideration.

Details of the acquisition are as follows:	$M
Fair value of net assets acquired	
Cash and other financial assets	63
Fixed assets	527
Intangible assets	405
Payables and provisions	(145)
Borrowings	(517)
Total fair value of net assets acquired	333
Purchase consideration	
Cash consideration	313
Deferred consideration	20
Total purchase consideration	333
Reconciliation of cash movement	
Cash consideration	(313)
Less: cash acquired	17
Total cash outflow	(296)

Note forty four > Acquisition and disposal of Broadcast Australia Holdings Pty Limited continued

Deconsolidation

The shares in MCIL and units in the Macquarie Communications Infrastructure Trust were stapled together to form the Macquarie Communications Infrastructure Group (MCG). On 12 August 2002, MCG ceased to be a controlled entity of the Bank following the public offering of 115 million stapled securities in MCG. The Bank has retained a holding of 50 million securities, which represents 32.25% of the securities on issue. These securities must be held in escrow for a 12-month period and the Bank has agreed to waive its voting rights during this period

Details of the disposal are as follows:	$M
Carrying value of assets and liabilities deconsolidated	
Cash and other financial assets	61
Fixed assets	492
Intangible assets*	418
Payables and provisions	(104)
Borrowings**	(921)
Total carrying value of assets and liabilities deconsolidated	(54)
Reconciliation of cash movement	
Cash received	—
Less: cash deconsolidated	(17)
Total cash outflow	(17)
Gain on deconsolidation	
MCG loss from ordinary activities after income tax from 2 April to 12 August 2002	(54)
Recoupment of MCG loss from ordinary activities after income tax upon deconsolidation	54
Advisory fees recognised as income upon deconsolidation	30
Gain from holding investment in MCG	20
Total gain on deconsolidation	50

* Includes advisory fees recognised as income by the Bank upon deconsolidation

** Includes borrowings from the economic entity which were repaid subsequent to 12 August 2002.

In addition, the Bank also earned an underwriting fee of $5 million relating to the initial public offering of securities in MCG.

Directors' declaration

The Directors declare that the financial report and notes set out on pages 6 to 65:

a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements

b) give a true and fair view of the Bank's and consolidated entity's financial position as at 31 March 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

a) the financial report and notes are in accordance with the Corporations Act 2001

b) there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

D.S. Clarke Director

A.E. Moss Director
Sydney, 12 May 2003

Independent audit report

To the Members of Macquarie Bank Limited

Audit opinion
In our opinion, the financial report, set out on pages 6 to 66:

— presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Macquarie Bank Limited (the Bank) and the Macquarie Bank Limited Group (the Group) as at 31 March 2003 and of their performance for the year ended on that date

— is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content
The preparation of the financial report for the year ended 31 March 2003 is the responsibility of the Directors of the Bank. It includes the financial statements for the Bank and for the Group, which incorporates the Bank and the entities it controlled during the year ended 31 March 2003.

The auditor's role and work
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Bank. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the Directors or Management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Bank's and the Group's financial position, and their performance as represented by the results of their operations and cash flows

The procedures included:

— selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence

— evaluating the accounting policies applied and significant accounting estimates made by the Directors in their preparation of the financial report

— obtaining written confirmation regarding material representations made to us in connection with the audit

— reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures

Independence
As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board

PricewaterhouseCoopers

D H. Armstrong Partner
Sydney, 12 May 2003

Investor Information

2003 Annual General Meeting
The 2003 Annual General Meeting of the Bank will be held at 10.30 am on Thursday, 31 July 2003 at The Westin Sydney, in the Grand Ballroom, Lower Level, No. 1 Martin Place, Sydney, NSW. Details of the business of the meeting are contained in the separate Notice of Meeting sent to security holders.

Voting rights

Ordinary Shares
At meetings of members or classes of members each member may vote in person or by proxy or attorney. On a show of hands every person present who is a member or a representative of a member has one vote and on a poll every member present in person or by proxy or attorney has:

i) one vote for each fully paid share held, and

ii) that proportion of a vote for any partly paid ordinary share held that the amount paid on the partly paid share bears to the total issue price of the share.

Converting Preference Shares
Holders of Converting Preference Shares have:

a) the right to vote at any general meeting of the Bank only in the following circumstances:

i) during a period during which a dividend (or part of a dividend) in respect of the shares is in arrears

ii) on a proposal to reduce the Bank's share capital

iii) on a resolution to approve the terms of a buy-back agreement

iv) on a proposal that affects rights attached to the share

v) on a proposal to wind up the Bank

vi) on a proposal for the disposal of the whole of the Bank's property, business and undertaking

vii) during the winding up of the Bank, and

b) the same voting rights, in those circumstances, as holders of ordinary shares (as set out above).

Macquarie Income Securities
Holders of Macquarie Income Securities, as holders of preference shares, have:

a) the right to vote at any general meeting of the Bank only in each of the following circumstances:

i) during a period when two consecutive Semi-annual Dividends due and payable on the Preference Shares have not been paid in full, and no Optional Dividend (as defined in the preference share terms) has been paid

ii) on any proposal to reduce the Bank's share capital

iii) on any resolution to approve the terms of a buy-back agreement

iv) on any proposal that affects the rights attaching to the preference shares

v) on a proposal to wind up the Bank

vi) on any proposal for the disposal of the whole of the Bank's property, business and undertaking

vii) during the winding up of the Bank, and

b) the same voting rights, in those circumstances, as holders of ordinary shares (as set out above).

Stock Exchange Listing
Fully paid ordinary shares and Converting Preference Shares issued by Macquarie Bank Limited and Macquarie Income Securities are quoted on the Australian Stock Exchange. Macquarie Bank's code on the Australian Stock Exchange is MBL, the Converting Preference Shares' code is MBLPA and the Macquarie Income Securities' code is MBLHB. Macquarie Bank also has debt securities quoted on the Luxembourg Stock Exchange.

Enquiries
Investors who wish to enquire about any matter relating to their shareholding or Macquarie Income Securities holding are invited to contact the Share Registry office below or visit its internet site at www.computershare.com.

Computershare Investor Services Pty Limited
GPO Box 7045
Sydney New South Wales 1115 Australia
Telephone: 03 9615 5970
Freecall: 1300 855 080
Facsimile: 02 8234 5050
Email: sydney.services@computershare.com.au
Website: www.computershare.com

Any other enquiries relating to your Macquarie Bank share investment or Macquarie Income Securities can be directed to:

Investor Relations
Macquarie Bank Limited
Level 15, No. 1 Martin Place
Sydney New South Wales 2000 Australia
Telephone: 02 8232 4750
Facsimile: 02 8232 4330
Email: investor.information@macquarie.com

The Bank's Company Secretary, Dennis Leong, may be contacted on the numbers above.

Fully-paid ordinary shares

Twenty Largest Ordinary Shareholders at 21 May 2003	Ordinary Shares	% of Ordinary Shares
National Nominees Limited	22,015,368	10.75
JP Morgan Nominees Australia Limited	20,957,635	10.23
Westpac Custodian Nominees Limited	14,071,135	6.87
Commonwealth Custodial Services Limited	5,232,994	2.56
Citicorp Nominees Pty Limited <CFS WSLE Imputation Fnd A/C>	5,222,765	2.55
MLC Limited	4,552,957	2.22
Citicorp Nominees Pty Limited	4,265,109	2.08
ING Life Limited	4,234,393	2.07
RBC Global Services Australia Nominees Pty Limited <RBC DRP A/C>	3,760,592	1.84
HSBC Custody Nominees (Australia) Limited	3,644,997	1.78
Citicorp Nominees Pty Limited <CFS WSLE Geared Shr Fnd A/C>	3,548,100	1.73
AMP Life Limited	3,274,357	1.60
Argo Investments Limited	3,246,120	1.59
Warbont Nominees Pty Limited <Unpaid Entrepot A/C>	2,888,796	1.41
Citicorp Nominees Pty Limited <CFS Imputation Fund A/C>	2,840,334	1.39
CSFB Fourth Nominees Pty Ltd <Unpaid A/C>	2,700,000	1.32
Citicorp Nominees Pty Limited <CFS Wsle Aust Share Fnd A/C>	2,696,929	1.32
Queensland Investment Corporation	2,351,990	1.15
Citicorp Nominees Pty Limited <CFS Wsle Industrial Shr A/C>	1,957,229	0.96
Cogent Nominees Pty Limited	1,792,571	0.88
	115,254,371	56.30

Substantial Shareholders
At 21 May 2003 the following shareholders were registered by the Company as substantial shareholders, having declared a relevant interest in accordance with the Corporations Act 2001 (Cth), in the voting shares below:

Holder	Ordinary Shares	Date of Notice
Commonwealth Bank Group	22,505,074	14 April 2003
ING Australia Holdings Limited Group	10,279,205	16 January 2003
Permanent Trustee Company Limited Group	11,620,011	21 April 1999

Spread of Ordinary Shareholdings
Details of the spread of Ordinary shareholders at 21 May 2003 are as follows:

Range	Shareholders	Shares
1-1,000 shares	29,578	12,040,318
1,001-5,000	7,750	15,626,123
5,001-10,000	705	5,070,045
10,001-100,000	707	19,727,245
100,001 shares and over	133	152,314,084
	38,873	204,777,815

298 shareholders (representing 2,496 fully-paid shares) held less than a marketable parcel.

All 24,686,858 options on issue at 21 May 2003 are held by Lacuna Nominees Pty Limited as nominee for participants in the Bank's Option Plans.

Investor Information continued

Converting Preference Shares

Twenty Largest Converting Preference Shareholders at 21 May 2003	Converting Preference Shares	% of Converting Preference Shares
Westpac Custodian Nominees Limited	314,715	20.98
AMP Life Limited	130,000	8.67
Citicorp Nominees Pty Limited	50,580	3.37
Mr Alfred Orenstein & Mrs Lucy Orenstein	46,500	3.10
Brencorp No 11 Pty Limited	29,094	1.94
Questor Financial Services Limited <TPS RF A/C>	20,381	1.36
RBC Global Services Australia Nominees Pty Limited <Flexiplan A/C>	17,793	1.19
Lucy Orenstein	15,000	1.00
Baker Custodian Corporation	11,000	0.73
Hardings Hardware Pty Ltd	10,810	0.72
Perpetual Trustee Company Limited	10,755	0.72
Commonwealth Custodial Services Limited	10,000	0.67
Art Gallery of NSW Trust	9,100	0.61
Argo Investments Limited	8,400	0.56
Albert Investments Pty Limited	8,000	0.53
RBC Global Services Australia Nominees Pty Limited <BKCUST A/C>	8,000	0.53
RBC Global Services Australia Nominees Pty Limited <RA A/C>	7,890	0.53
Albert Investments Pty Limited	7,000	0.47
HFT Nominees Pty Ltd <Black Bird Share Trust A/C>	7,000	0.47
MBF Investments Pty Ltd	7,000	0.47
	729,018	48.62

Spread of Shareholdings

Details of the spread of Converting Preference Shareholders at 21 May 2003 are as follows:

	Holders	Shares
1-1,000 shares	1,587	410,472
1,001-5,000	125	312,049
5,001-10,000	17	120,851
10,001-100,000	9	211,913
100,001 shares and over	2	444,715
	1,740	1,500,000

1 shareholder (representing three Converting Preference Shares) held less than a marketable parcel.

Macquarie Income Securities

Twenty Largest Macquarie Income Security Holders at 21 May 2003	Macquarie Income Securities	% of Macquarie Income Securities
Westpac Custodian Nominees Limited	321,974	8.05
Citicorp Nominees Pty Ltd	165,866	4.15
Treaty Services Pty Ltd	123,753	3.09
Questor Financial Services Limited <TPS RF A/C>	97,866	2.45
RBC Global Services Australia Nominees Pty Limited <Flexiplan A/C>	62,829	1.57
J B Were Capital Markets Limited	61,642	1.54
J P Morgan Nominees Australia Limited	61,189	1.53
Tower Trust Limited	49,020	1.23
Merrill Lynch (Australia) Nominees Pty Ltd	48,760	1.22
UBS Warburg Private Clients Nominees Pty Ltd	35,925	0.90
The Australian National University Investment Office	32,775	0.82
RBC Global Services Australia Nominees Pty Limited <JBENIP A/C>	32,566	0.81
ANZ Nominees Limited	30,270	0.76
Temple Society Central Fund	25,500	0.64
Albert Investment Pty Ltd	25,000	0.63
Cogent Nominees Pty Limited <SMP Accounts>	22,201	0.56
Uniting Church (NSW) Trust Association	19,880	0.50
Perpetual Trustee Company Limited	18,501	0.46
National Nominees Limited	16,748	0.42
Catholic Church Endowment Society Incorporated	15,000	0.38
	1,267,265	31.71

Spread of Holdings

Details of the spread of Macquarie Income Security Holders at 21 May 2003 are as follows:

	Holders	Securities
1-1,000 securities	6,270	1,700,549
1,001-5,000	344	707,551
5,001-10,000	30	231,371
10,001-100,000	25	748,936
100,001 securities and over	3	611,593
	6,672	4,000,000

1 holder (representing five Macquarie Income Securities) held less than a marketable parcel.

Financial summary since listing*

Financial year ended 31 March	1996	1997	1998	1999	2000	2001	2002	2003
Financial performance ($ million)								
Total income from ordinary activities	435	530	665	815	1,186	1,472	1,600	1,890
Total expenses from ordinary activities	336	392	498	597	885	1,147	1,245	1,430
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460
Income tax expense	6	21	26	53	79	53	76	96
Profit from ordinary activities	93	117	141	165	222	272	279	364
Outside equity interest	—	—	—	—	—	(1)	—	3
Macquarie Income Securities distributions	—	—	—	—	12	31	29	28
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333
Financial position ($ million)								
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,517
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,932
Net assets	428	500	581	651	1,235	1,338	2,417	2,585
Risk weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,894
Impaired assets (net of provisions)	57	46	12	44	23	31	49	16
Share information								
Cash dividends per share (cents per share)								
Interim	—	18	21	30	34	41	41	41
Final	34.7(a)	25	30	38	52	52	52	52
Special	—	—	—	—	—	—	—	50
Total	34.7(a)	43	51	68	86	93	93	143
Basic earnings per share (cents per share)	61.0(a)	74.89	88.09	101.33	124.33	138.88	132.83	164.84
Share price at 31 March ($)	5.78(a)	8.50	14.35	19.10	26.40	27.63	33.26	24.70
Ordinary share capital (million shares) (b)	138.7	151.4	157.6	161.1	171.2	175.9	198.5	204.5
Market capitalisation at 31 March fully paid ordinary shares) ($ million)	832(c)	1,287	2,262	3,077	4,520	4,860	6,602	5,051
Ratios								
Return on average ordinary shareholders' funds	23.1%	25.2%	26.1%	26.8%	28.1%	27.1%	18.7%	18.7%
Payout ratio (excluding special dividend)	61.0%	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	56.8%
Tier 1 ratio	11.8%	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%
Capital adequacy ratio	15.4%	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%
Impaired assets as % of loan assets	2.3%	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%
Net loan losses as % of loan assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%
Funds under management ($ billion)								
Listed	0.6	1.1	1.6	3.0	4.2	6.9	11.8	18.0
Unlisted								
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.8	21.9
Total	13.8	16.9	21.4	22.8	26.3	30.9	41.3	52.3
Staff numbers (d)	1,732	1,965	2,474	3,119	4,070	4,467	4,726	4,802

* The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

a) Adjusted for bonus issue.
b) Number of fully paid ordinary shares at 31 March, excluding options and partly paid shares.
c) Based on unadjusted share price of $6.00.
d) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Contact directory

2003 ASX 113

Notice of Annual General Meeting
31 July 2003

MACQUARIE BANK LIMITED
ACN 008 583 542


MACQUARIE
BANK

10.30 am, The Grand Ballroom, Lower Level, The Westin Sydney, No.1 Martin Place, Sydney, NSW.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

12 June 2003


MACQUARIE
BANK

Dear Shareholder

The 2003 Annual General Meeting of Macquarie Bank Limited will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 31 July 2003, at 10.30 am.

The Managing Director and I will comment briefly on the Bank's performance during the year to 31 March 2003 at the meeting and you are also referred to the comments in the Bank's 2003 Annual Review for further information.

The meeting will cover the ordinary business transacted annually and the special business of a proposed increase in the maximum aggregate remuneration for non-executive voting directors.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting. If you plan to attend please bring the enclosed proxy form to facilitate your registration. I look forward to seeing you then.

Yours faithfully

David S Clarke
Chairman

Notice of Meeting

Notice is hereby given that the 2003 Annual General Meeting of Macquarie Bank Limited, ACN 008 583 542, will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 31 July 2003, at 10.30 am. Registration will open at 9.30 am.

Ordinary Business

1. Financial Statements

To consider and receive the Financial Report, the Report of the Voting Directors and the Auditor's Report for the year ended 31 March 2003.

2. Re-election of Mr BR Martin as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr BR Martin be re-elected as a Voting Director of the Company.

3. Re-election of Mr HK McCann as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr HK McCann be re-elected as a Voting Director of the Company.

4. Re-election of Mr LG Cox as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr LG Cox be re-elected as a Voting Director of the Company.

5. Election of Professor JR Niland as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Professor JR Niland, having been appointed as a Voting Director since the last general meeting, be elected as a Voting Director of the Company.

6. Election of Mr PM Kirby as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr PM Kirby, having been appointed as a Voting Director since the last general meeting, be elected as a Voting Director of the Company.

Special Business

7. Increase in Voting Directors' Maximum Aggregate Remuneration for acting as Voting Directors

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the remuneration of the Voting Directors for acting as Voting Directors, for the years from and including the year commencing on 1 July 2003, be increased by $400,000 per annum from $1,200,000 per annum to such annual sum, not exceeding $1,600,000 per annum as the Voting Directors determine, to be divided in accordance with the Company's Constitution.

Voting Exclusion Statement

The Company will disregard any votes cast on Item 7 by any Voting Director and any associate of those Voting Directors. However, the Bank need not disregard a vote if:

(a) it is cast by a Voting Director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by a Voting Director who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

D. Leong

Dennis Leong
Company Secretary
Sydney, 12 June 2003

Notes

1. A member entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified number of shares or proportion of the member's voting rights. A proxy form and a reply paid envelope have been included for members with this Notice of Meeting. Proxy voting instructions are provided on the back of the proxy form.

   A proxy need not be a member. If you wish to direct a proxy how to vote on any resolution place a mark (eg a cross) in the appropriate box on the proxy form and your total shareholding will be voted in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box.

2. Proxies must be received by the Company's share registry, Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000 (facsimile number (02) 8235 8220), or at the Company's registered office in the ACT, not less than 48 hours before the meeting. Any revocations of proxies must also be received at one of these places before the commencement of the meeting.

3. Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001, the holders of the Company's ordinary shares for the purposes of the meeting, will be those registered holders of the Company's ordinary shares at 7.00 pm (Sydney time) on Tuesday, 29 July 2003.

4. This Notice is being sent to holders of the Company's Converting Preference Shares and holders of Macquarie Income Securities. Holders of these securities may attend the Annual General Meeting but are not entitled to vote on any of the proposed resolutions.

Item 1: Reports and Accounts

As required by section 317 of the Corporations Act 2001, the Financial Report, Directors' Report and Auditor's Report of Macquarie Bank Limited (the "Bank") for the most recent financial year will be laid before the meeting. There is no requirement for a formal resolution on this item.

Items 2, 3 and 4: Re-Election of Voting Directors Retiring by Rotation

Voting Directors, Barrie Martin, Kevin McCann and Laurie Cox retire by rotation and offer themselves for re-election.

Barrie Martin, BEc, ANZIIF (Fellow), joined the Board as a Non-Executive Voting Director in August 1993 and is considered by the Bank to be an independent director (see pages 32 and 33 of the Bank's 2003 Annual Review for the Bank's definition of independent directors). He is 67 years of age.

He is a member of the Board Audit and Compliance Committee, the Board Corporate Governance Committee, the Board Nominating Committee and, like all Board members, the Board Risk Committee. He is also a member of the Compliance Committee of two Bank subsidiaries, Macquarie Investment Management Limited and Macquarie Investment Services Limited.

Mr Martin was Non-Executive Chairman of Prudential Corporation Australia Limited from 1994 to 1997 and was Managing Director for the Prudential Group in Australia and New Zealand from July 1984 to December 1994. He held various management positions in the Prudential Group, having joined it in 1968.

He was Chairman of the Life Insurance Federation of Australia from May 1990 to May 1992 and was Chairman of the Insurance Employers Industrial Association from 1990 to 1992. He stepped down from the position of Deputy President of the State Chamber of Commerce (NSW) in 1991 and was President of the Council of the Australian Insurance Institute in 1994/1995.

Mr Martin brings to the Board 35 years of experience in financial services. His experience as the chief executive of a significant Australasian financial services group which had interests in life insurance, superannuation and wholesale and retail funds management is particularly relevant to his role as a member of the Bank's Board. His insurance background has also been beneficial to the development of Macquarie Life Limited, the Bank's life insurance subsidiary, from whose Board he recently resigned.

He also has significant experience as a non-executive director. He is currently the Chairman of Brazin Limited, the Barkworth Group and a Director of BHP SVC Pty Limited and SciGen Limited. He is also Chairman of the Compliance Committee of Allianz Dresdner Asset Management Limited. He previously chaired three other listed public companies, Alpha Healthcare Limited from 1993 to 2001, Homemaker Retail Management Limited from 1999 to 2001 and Sundowner Motor Inns Limited from 1999 to 2001.

The Board unanimously recommends that shareholders vote in favour of Barrie Martin's re-election.

Kevin McCann, BA LLB (Hons) (Syd) LLM (Harv) FAICD, joined the Board in December 1996 as a Non-Executive Voting Director of the Bank and is considered to be an independent director by the Bank. He is 62 years of age.

Mr McCann is Chairman of Partners, Allens Arthur Robinson, one of Australia's leading legal firms, having been admitted as a Partner in 1970. He practices as a commercial lawyer specialising in Mergers and Acquisitions, Mineral and Resources Law and Capital Markets Transactions. He is also a member of the Australian Takeovers Panel.

His extensive and current legal experience means that the Board has a member with strong and up-to-date legal expertise. He has practiced in many areas of commercial law and is well qualified to be the Chairman of the Bank's Board Corporate Governance Committee, which was formed in October 2002. He is also a member of the Board Audit and Compliance Committee and a member of the Board Risk Committee.

Mr McCann has extensive experience as a non-executive director of listed public and other companies. He is currently Chairman of Healthscope Limited, Origin Energy Limited, Triako Resources Limited and the Sydney Harbour Federation Trust and a director of BHP Steel Limited.

He was a Director of Pioneer International Limited from 1976 to 2000, of Ampol Limited from 1985 to 1994, of Ampolex Limited from

1987 to 1992 and of The Hospitals Contributions Fund of Australia Limited from 1989 to 1996. He was a Member of the Board of the State Rail Authority of New South Wales from 1989 to 1995.

The Board unanimously recommends that shareholders vote in favour of Kevin McCann's re-election.

Laurie Cox AO, BCom, FCPA, FSIA, FAICD, joined the Board as a Non-Executive Director and as Joint Chairman of Macquarie Corporate Finance Limited in January 1996. He remains Joint Chairman of and a consultant to the Bank's Corporate Finance Division and is a member of the Board Risk Committee. He is 64 years of age.

He brings to the Board, long experience in, and a first-hand knowledge of, investment markets and related businesses in Australia and overseas.

Prior to joining the Board, Mr Cox spent 35 years with the Potter Warburg group of companies, one of Australia's leading stockbroking and investment banking groups. He was Executive Chairman of the group and a Director of S G Warburg Securities of London.

Mr Cox is the immediate past Chairman of Australian Stock Exchange Limited ("ASX"), holding this office from 1989 to 1994. He was a Director of ASX from its inception in 1987, a Director of Securities Exchanges Guarantee Corporation from 1987 to 1995 and a member of the Executive Committee of the Internationale Bourses des Valeurs from 1990 to 1992. He is an affiliate of ASX and is a former member of the International Markets Advisory Board of NASD, the regulator of The NASDAQ Stock Market (USA).

Mr Cox maintains close contact with domestic and international financial markets as an integral part of his ongoing role with the Corporate Finance Division. This contact also enables him to make contemporary contributions to Board discussions.

He also has considerable non-executive director experience, being Chairman of Transurban Group, SMS Management & Technology Limited and the Murdoch Childrens Research Institute and a Director of Smorgon Steel Group Limited. He is also a member of the Executive Committee of the Australia Japan Business Co-operation Committee.

The Board unanimously recommends that shareholders vote in favour of Laurie Cox's re-election.

Items 5 and 6: Election of Voting Directors Appointed since the Last General Meeting

John Niland and Peter Kirby, having been appointed by the Board as Voting Directors since the last general meeting of the Bank, offer themselves for election.

John Niland, AC, BCom, MCom, HonDSc (UNSW), PhD (Illinois), DUniv (*SCU*), FAICD was appointed as a Non-Executive Voting Director on 27 February 2003 and is considered by the Bank to be an independent director. He is 62 years of age.

Professor Niland brings to the Board significant management expertise in a variety of roles covering science and technology, philanthropy and environmental regulation as well as extensive academic experience both in Australia and internationally.

Following the completion of a ten year term as Vice-Chancellor and President of the University of New South Wales ("UNSW") in July 2002, he became Professor Emeritus of UNSW and now serves as Chairman of a range of bodies including the UNSW Foundation Limited, Research Australia Limited, the Australian Peace Scholarships Trust, realestate.com.au Limited and the Centennial Park Trust. He also serves on the Board of Trustees of Singapore Management University and is a member of the University Grants Committee of Hong Kong.

Prior to becoming Vice-Chancellor at UNSW, Professor Niland served as Head of the School of Economics, Dean of the Faculty of Commerce and Economics and was the University's foundation Professor of Economics and Industrial Relations. He has held academic positions at Cornell University, the University of Illinois and the Australian National University.

Professor Niland has spent periods in management roles in the Australian steel industry, as the Chief Executive of the State Pollution Control Commission and as the Executive Chairman of the Environmental Protection Authority. He has served on the Australian Universities Council, the Technical and Further Education Council of Australia, the Boards of St Vincent's Hospital and the Sydney Symphony Orchestra Foundation and the

successful Sydney Olympic bid's Building Commission.

The Board unanimously recommends that shareholders vote in favour of John Niland's election.

Peter Kirby, BEc (Rhodes) BEc (Hons) (Natal) MA (Manchester) MBA (Witwatersrand), was appointed on 29 May 2003 as a Non-Executive Voting Director of the Bank and as a member of the Board Risk Committee, to be effective 28 June 2003. He meets the Bank's definition of an independent director. He is 55 years of age.

Mr Kirby will bring to the Board considerable depth and breadth of business and management expertise gained over 30 years in a variety of roles, in Australia and overseas.

Until the end of March this year, he was the Managing Director and Chief Executive Officer of CSR Limited, positions which he had held since 1998. In that time, he presided over CSR's transformation into one of the world's top ten building material groups, culminating in its successful demerger into two independent listed companies. With the demerger completed, he will leave CSR shortly.

CSR's transformation included 47 transactions valued at $4.3 billion (including divesting 22 businesses) and followed reviews of corporate strategy and senior management. During this period, CSR's earnings per share, return on equity and share price all increased significantly.

Prior to joining CSR, Mr Kirby was with Imperial Chemical Industries PLC ("ICI") for 25 years in a variety of senior management positions around the world, including CEO of ICI Paints, responsible for the group's coatings businesses worldwide, and a member of the Executive Board of ICI, with responsibility for ICI Americas and the western hemisphere.

The Board unanimously recommends that shareholders vote in favour of Peter Kirby's election.

Item 7: Increase in Maximum Aggregate Voting Directors' Remuneration for acting as Voting Directors

It is proposed to increase the maximum aggregate remuneration of the Board for acting as Voting Directors ("Remuneration Cap") from $1.2 million per annum to $1.6 million per annum. No Executive Director receives fees for acting as a Voting Director.

The proposed increase will:

- allow for some growth in Board remuneration over time to reflect market movements and changed responsibilities; and
- provide the Board with the flexibility to appoint an additional independent Non-Executive Voting Director ("NED") in future, which is currently under consideration.

Shareholder approval is sought both under Article 52 of the Bank's Constitution and Australian Stock Exchange Limited ("ASX") Listing Rule 10.17.

The Board's policy is to remunerate NEDs at market rates for comparable companies for the time commitment and responsibilities involved. Where considered appropriate, external advice on market rates is taken.

During the year, the Board obtained external advice on movements in non-executive director remuneration for comparable companies in Australia since 2000. Board fees were increased to reflect these market movements and the increased time commitment required of NEDs serving on some Board committees. Payments were also made to NEDs during the year in respect of the 2001/2002 year, to reflect market movements and that there was no increase in Board fees that year. These payments were within the Remuneration Cap.

Following this review, the base remuneration for a NED is $100,000 p.a. Remuneration is also payable to NEDs for Board Committee duties, as follows:

- Chairman of the Board Audit and Compliance Committee $50,000 p.a.
- Member of the Board Audit and Compliance Committee $25,000 p.a.
- Chairman of the Board Remuneration Committee $25,000 p.a.
- Member of the Board Remuneration Committee $12,500 p.a.

- Chairman of the Board Corporate Governance Committee $25,000 p.a.
- Member of the Board Corporate Governance Committee $12,500 p.a.
- Member of the Board Nominating Committee $4,400 p.a.

These rates are planned to be reviewed again with effect from 1 July 2003.

NEDs may elect to be paid this remuneration, in part, in the form of superannuation contributions and, following approval at the Bank's 1999 Annual General Meeting, in the form of fully paid ordinary shares in the Bank acquired under the Macquarie Bank Non-Executive Director Share Acquisition Plan ("NEDSAP"). Such shares are acquired on-market at prevailing market prices.

In order to encourage long-term commitment and more closely align the interests of the Board with shareholders, the Board has a minimum shareholding requirement for its NEDs. They are required to compile and maintain a minimum shareholding in the Bank, currently set at 4,000 fully paid ordinary shares. This minimum holding may be accumulated over three years and may be contributed to via participation in the NEDSAP.

Shareholders approved at the Bank's 2000 Annual General Meeting, the Macquarie Bank Non-Executive Director Option Plan ("NEDOP"), under which the Bank's NEDs could be invited to apply for five year options over fully paid shares in the Bank, in 2000, 2001 and 2002, valued at the time of determination at no more than 20% of the then base NED annual remuneration, provided the Bank met pre-determined performance benchmarks.

Before the grant of the 2002 options, the Board agreed to suspend the operation of the NEDOP and replace it with contingent additional remuneration equal in value to 20% of the annual base NED remuneration, conditional on the Bank meeting a pre-agreed performance benchmark in the relevant financial year, which would be offered to each NED only in the form of the Bank's fully paid ordinary shares acquired for the NED under the NEDSAP. The performance benchmark is that the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The objective of these contingent payments is to assist in the recruitment, reward and retention of NEDs. .The contingent payments have been taken into account when comparing NEDs' remuneration with market rates. The Bank has been granted an ASX listing rule waiver to make the payments.

Board members, John Allpass and Barrie Martin, also act as the Chairman and as a member, respectively, of the Compliance Committees of two Bank subsidiaries, Macquarie Investment Management Limited and Maccquarie Investment Services Limited, for which the aggregate remuneration is currently $37,500 p.a. and $25,000 p.a., respectively. This remuneration is paid by these Bank subsidiaries. The payments do not come within the Remuneration Cap under the Bank's Constitution. However, ASX has advised that it considers these payments to be within the scope of the cap on "directors' fees" for the purposes of ASX Listing Rule 10.17.

The maximum aggregate remuneration was last increased at the Bank's 2000 Annual General Meeting ("AGM"). Since then the Bank has grown significantly:

- annual profit after tax attributable to ordinary shareholders from $210 million to $333 million;
- basic annual earnings per share from $1.24 to $1.65;
- net assets from about $1.2 billion to over $2.5 billion;
- total assets from about $23 billion to over $32 billion;
- funds under management from about $26 billion to about $52 billion; and
- permanent staff numbers from approximately 4,070 to about 4,800.

In addition, since 2000, there have been increasing demands on directors of listed companies under the law, by regulators and through community expectations.

Partly in response to these demands and in accordance with movements in best practice corporate governance, the responsibilities and time commitment of NEDs have grown considerably over this time.

Board meetings are now generally longer than they were in 2000, Board Committee meetings are longer with more matters being discussed, and there has been a significant increase in the number of Committee meetings.

In 1999/2000 and in 2000/2001, there were 12 Board Committee meetings held. In 2001/2002 there were 17 Board Committee meetings. In 2002/03, there were 21 Board Committee meetings - eight meetings of the Audit and Compliance Committee, eight meetings of the

Remuneration Committee, three of the new Corporate Governance Committee, one of the Nominating Committee and one of the new Risk Committee.

The Board Corporate Governance Committee and the Board Risk Committee will meet at least four times per year going forward.

At current remuneration levels, the aggregate NED remuneration is close to the existing Remuneration Cap of $1.2 million per annum.

As noted above, Board remuneration is scheduled for review again with effect from 1 July 2003. The proposed increase will:

- allow for some growth in Board remuneration over time to reflect market movements and changed responsibilities; and
- provide the Board with the flexibility to appoint an additional independent NED in future, which is currently under consideration.

The Bank considers it essential that it has the resources available to attract and retain the highest quality candidates for Board positions.

With NEDs noting their interests in the matter, the Board unanimously recommends that shareholders approve the increase in the maximum aggregate Board remuneration.

2003 ASX 114



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,500
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	3,500 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,500 on 25/06/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,636,303	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,798,901	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 25 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2003 ASX 115

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3800 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

25 June 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 20 June 2003, was 0.0384%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	15,000 @ $18.51 each 1,250 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16,250 on 26/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,652,553	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,782,651	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... - Date: 26 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2003 ASX 117

C3 ... 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,336
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	11,336 @ $14.29 each 1,000 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12,336 on 27/06/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,664,889	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,770,315	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 27 June 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

2003 ASX 118

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

ASX Release/Media Release 30 June 2003

MACQUARIE EXPANDS FUNDS MANAGEMENT INTO TAIWAN

Macquarie Bank's Funds Management Group today announced it has expanded its operations into the Taiwan funds management market by acquiring a 40 percent stake in United Securities Investment Trust Corporation (United SITE), a mid-sized Taiwanese fund manager, for an undisclosed amount.

The purchase is part of a funds management joint venture with United Investments Company, a boutique venture-capital and investment firm.

Head of the Funds Management Group's International Division, Ben Bruck, said Macquarie is delighted to be working with a quality partner such as United in Taiwan and would relocate two executives to Taipei and provide expertise in asset management, product development and risk management.

Drawing on Macquarie's expertise, the joint venture will develop a new range of global-standard products under the United brand for the local market.

Mr Bruck said United SITE has funds under management of around $NT31 billion ($A1.3 billion) and a five-year track record of stable profitability and funds growth. After adjusting for the size of its equity stake, the acquisition will increase Macquarie Funds Management Group's funds under management in Asia by around 20 per cent.

"A presence in Taiwan will further Macquarie's strategy of developing a regional capability," Mr Bruck said.

"This joint venture is part of a considered strategy of developing a network of local businesses in the major savings markets of the region through organic growth which is a deliberate preference over large-scale acquisitions."

.../2

"We believe that building on-the-ground capabilities in local assets offers stronger growth prospects and ultimately, the opportunity to construct regional products for sale into the major international money centres.

"Taiwan is attractive because its funds management industry offers large potential growth; at present, a relatively small share of investment savings are managed by funds management firms (10 per cent) compared with Australia (50 per cent).

"It shares similarities with Malaysia and Korea, where Macquarie has established successful funds management joint ventures, and is committed to a similar path of liberalisation under its accession to the World Trade Organisation."

Mr Bruck said the Taiwan joint venture, which is Macquarie Bank's first on-the-ground presence in Taiwan, will raise the total funds under management in the Division's Asian joint ventures to $5.9 billion, from $4.6 billion, mostly sourced from institutional investors. The acquisition will not materially impact Macquarie's balance sheet or capital adequacy.

Macquarie's presence in Taiwan will be led by Division Director, Peter Dale, who has 14 years' experience in funds management at Macquarie.

Mr Dale brings to the role his recent experience in Macquarie's joint venture with IMM in Korea, where he led the marketing team which raised around $2.5 billion in funds in just over two years.

Macquarie Funds Management Group Head, David Deverall, said the start of a third joint venture in the region consolidated the ongoing success of the Group's strategy to seek growth in both the domestic Australian market and niche offshore markets.

"Our joint ventures in the region have provided valuable diversification and growth for our business. We have developed strong working partnerships in Malaysia and Korea and look forward to continuing this with our new partners in Taiwan," he said

For further information, please contact:

Irene O'Brien, Macquarie Funds Management Public Relations (02) 8232 3241
0417 260 309

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S





ASX/Media Release 30 June 2003

MACQUARIE

MACQUARIE PROPERTY FORMS STRATEGIC ALLIANCE WITH DEVELOPERS DIVERSIFIED REALTY

Macquarie Bank (ASX:MBL) today announced a strategic alliance with Developers Diversified Realty Corporation (NYSE:DDR), one of the leading owners, operators, developers and acquirers of retail community centres in the United States.

Mr Mark Baillie, Macquarie Bank's Head of Real Estate in North America, said that the alliance with DDR is a further demonstration of Macquarie Property's commitment to its international property expansion strategy.

"The announcement of this latest alliance signals Macquarie and DDR's intention to jointly explore investment opportunities in the U.S. community shopping centre market and capital raising opportunities in the Australian market," Mr Baillie said. "This focus on a unique product type in the U.S. retail sector with a leading operator is consistent with Macquarie's specialised funds management strategy."

DDR's retail community centres typically have one or more national discount department stores such as Wal-Mart, Target, and Kohl's as anchor tenants; one or more home improvement stores such as Home Depot or Lowe's, or warehouse stores such as Costco or SAM's Club as anchor tenants; two or more medium size national tenants such as Bed Bath and Beyond; as well as 20,000 to 80,000 square feet of small-shop space (specialty tenancy). This asset focus has enabled DDR to take advantage of recent trends in the retail industry, including the transfer of market share from traditional department stores and mall speciality shops to discount department stores and other value-oriented retailers.

Scott A. Wolstein, Developers Diversified Chairman and Chief Executive Officer commented, "We are excited about our valuable strategic alliance with Macquarie Bank. This alliance provides DDR with the potential for another efficient source of long-term foreign investment capital to fund our future growth. DDR continues to expand its access

to capital, including a variety of public and private domestic and foreign sources. This variety of investors enables DDR to maintain its financing flexibility in diverse economic conditions."

DDR currently owns and manages approximately 400 retail operating and development properties comprising over 85 million square feet of real estate in 44 states. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which develops, leases and manages shopping centres.

DDR has a total market capitalisation of approximately US$5.5 billion and since it's initial public offering in 1993, it has delivered strong investment returns, consistently outperforming comparable US REIT benchmarks.

Macquarie Property already has several successful U.S. based alliances, including those with Regency, the largest owner, developer and manager of food based neighbourhood shopping centres in the U.S.; Archstone-Smith, one of the leading owners, operators and developers of apartment communities in the U.S.; and ProLogis, the largest industrial real estate investment trust in the U.S. which led to the successful listing of the Macquarie ProLogis Trust in July 2002.

Significantly, all of the alliance partners are major clients of Macquarie Capital Partners, a global real estate investment banking boutique in which Macquarie Property is a partner.

Macquarie Property and its associates manages approximately $7 billion in property assets through five sector specific listed trusts, property syndicates and development funds.

ENDS

For more information please contact:

Mark Baillie	Tel: 61 2 8232 8338
James Hodgkinson	Tel: 61 2 8232 5089
Robyn Turner	Tel: 61 2 8232 6989
DDR website:	www.ddr.com.

2003 ASX 120

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	30 May 2003 re Macquarie Balanced Growth Fund

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Wig Nominees Pty Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary.
Date of change	25 June 2003
No. of securities held prior to change	421,200.83 Macquarie Balanced Growth Fund units
Class	ordinary units
Number acquired	Nil
Number disposed	26,076.98 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,000.00
No. of securities held after change	395,123.85 Macquarie Balanced Growth Fund units

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc25062003.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Redemption of unlisted units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 1 July 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc25062003.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin. Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	43,567
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,667 @ $12.73 each 31,250 @ $18.51 each 6,650 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	43,567 on 1/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	205,708,456	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,726,748	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 1 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

2003 ASX 122

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,908,671
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	3,908,671 @ $27.02 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued under the Dividend Reinvestment Plan for the ordinary and special dividend paid on 2 July 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,908,671 on 2/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,644,459	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,735,783	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 3 July 2003.
(Company Secretary)

Print name: Dennis Leong

= = = = =

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	8,168 @ $18.51 each 3,332 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11,500 on 3/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,655,959	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,724,283	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 3 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

3 July 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 May 2003, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 50,000 options exercisable at $14.89 each and expiring on 12 June 2003 (MBLACG);
- 113,425 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 5,667 options exercisable at $12.73 each and expiring on 6 December 2003 (MBLACR);
- 14,167 options exercisable at $15.23 each and expiring on 7 December 2003 (MBLACS);
- 5,666 options exercisable at $13.50 each and expiring on 11 November 2003 (MBLACU);
- 5,000 options exercisable at $18.89 each and expiring on 31 March 2004 (MBLADI);
- 5,668 options exercisable at $17.11 each and expiring on 25 June 2004 (MBLADS);
- 266,697 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 6,632 options exercisable at $18.51 each and expiring on 31 August 2004

(MBLAEG);

- 12,500 options exercisable at $18.08 each and expiring on 7 September 2004 (MBLAEK);
- 3,332 options exercisable at $18.51 each and expiring on 27 September 2004 (MBLAEM);
- 5,000 options exercisable at $19.52 each and expiring on 10 December 2004 (MBLAFB);
- 41,271 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 1,250 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);
- 3,332 options exercisable at $24.56 each and expiring on 24 August 2005 (MBLAGN).

Also, on 2 July 2003, 3,908,671 fully paid ordinary shares were issued at a price of $27.02 each under the Dividend Reinvestment Plan for the ordinary and special dividends payable on 2 July 2003.

Thus, at 2 July 2003 the number of issued fully paid ordinary $1.00 shares was 209,644,459.

Since the last notification to the ASX, the following new options have been issued:

- 32,500 options exercisable at $24.58 each and expiring on 22 May 2005 (MBL0182);
- 5,000 options exercisable at $24.22 each and expiring on 23 May 2005 (MBL0183);
- 5,000 options exercisable at $24.25 each and expiring on 26 May 2005 (MBL0184);
- 5,000 options exercisable at $21.12 each and expiring on 28 May 2005 (MBL0185); and
- 5,000 options exercisable at $33.43 each and expiring on 25 June 2006 (MBL0186).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 4,166 options exercisable at $28.51 each and expiring on 23 January 2006 (MBLAHZ);
- 18,684 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 608 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);

- 2,507 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,400 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124); and
- 5,000 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142).

The number of options on issue at 2 July 2003 was 23,735,783, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 2 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,417,168	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	734,158	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	1,585	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 2 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0055	3,768	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0082	5,000	$37.52	18/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0085	5,000	$36.39	21/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 2 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,362,560	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	944,879	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	228,326	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	306,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 2 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0180	5,000	$27.74	12/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 2 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0186	5,000	$33.43	25/06/2008
MBLACJ	14,334	$14.47	21/08/2003
MBLACK	707,349	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACQ	5,667	$14.48	6/11/2003
MBLACU	5,668	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLADE	5,667	$14.18	23/02/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	120,334	$14.36	27/04/2004
MBLADL	6,500	$17.07	28/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	3,956,311	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	22,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	398,600	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	10,000	$18.14	6/09/2004
MBLAEK	37,500	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	34,168	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	14,168	$18.51	25/11/2004
MBLAEU	50,000	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	5,000	$19.52	10/12/2004
MBLAFD	16,667	$20.18	20/01/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 2 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,411,695	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	14,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	101,850	$23.94	11/08/2005
MBLAFV	11,668	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	3,350	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	5,836	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 2 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	32,500	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	23,735,783		

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3888 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 8231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX Release

Friday, 4 July 2003

PERFORMANCE FEES EARNED BY MACQUARIE BANK

The Macquarie Bank Group advises it has become entitled to performance fees from the following funds:

Macquarie Infrastructure Group (MIG)

Fund	Performance Fee	Period covered	Performance against Benchmark
MIG	$65.68m being 1st instalment of 2003 fee (paid in scrip)	1 July 2002 to 30 June 2003	Outperformed the S&P / ASX 300 Industrials Accumulation Index by 23%
	$6.1m being 2nd instalment of 2002 fee (paid in scrip)	1 July 2001 to 30 June 2003	Outperformed the S&P / ASX 300 Industrials Accumulation Index by 28%
	$69.2m being 3rd instalment of 2001 fee (paid in cash)	1 July 2000 to 30 June 2003	Outperformed the S&P / ASX 300 Industrials Accumulation Index by 209%

Regarding the performance fee for the year from 1 July 2002 to 30 June 2003, further instalments of $65.68m each will become due on 1 July 2004 and 1 July 2005 providing MIG outperforms the S&P/ASX 300 Industrials Accumulation Index (the Benchmark) over the relevant period.

Macquarie Communications Infrastructure Group (MCG)

Fund	Performance Fee	Period covered	Performance against Benchmark
MCG	$22.16m (paid in scrip)	1 January 2003 to 30 June 2003	Outperformed the S&P / ASX 200 Industrials Accumulation Index by 33%

Macquarie Bank advises that it is not a long term holder of securities it will receive as payment of performance fees in MIG and MCG and will dispose of them in an orderly manner.

Macquarie Airports (MAp)

Fund	Performance Fee	Period covered	Performance against Benchmark
MAP	Waived $13.1m	1 January 2003 to 30 June 2003	Performance fee waived

Although entitled to a performance fee, the management companies with the agreement of Macquarie Bank, have determined that the current and any future performance fees will be waived to the extent that MAp investors who participated in the initial public offer (IPO) and also in subsequent capital raisings have not received accumulated returns above the Morgan Stanley Capital Index World Transportation Infrastructure Index (the Benchmark).

Under the MAp constitutions, and the Macquarie Airports Holdings Bermuda Limited advisory agreement, the definition for the calculation of a performance fee is made by reference to the market capitalisation of MAp at the beginning of the period relative to movements in the accumulation index of MAp securities and the Benchmark over a six month calculation period (which is consistent with other listed infrastructure and property funds). For the period from 1 July 2002 to 30 December 2002, the calculation did not include the 2nd instalment of the IPO and the capital raised from the Entitlement offer to fund the acquisition of Aeroporti di Roma.

Future performance fees will continue to be calculated in accordance with the existing formula. However, in determining whether any performance fee earned will be waived as outlined above, the management companies will consider whether there has been outperformance taking into account all securities issues. By way of example, at 30 June 2003, based on the performance of the Benchmark and the decision to waive, a performance fee would have become payable had the average security price over the last 15 days in the period been above $1.70.

For more detailed information on the performance fees, please also refer to the ASX announcements made by those funds today.

For further information:

Jenny Kovacs, Investor Relations, Macquarie Bank Limited 02 8232 3250
Lisa Jamieson, Media Relations, Macquarie Bank Limited 02 8232 6016
0416 237 332

2003/ASX 126

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3888 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

ASX Company Announcements Platform

4 July 2003

Macquarie Bank Limited

Dear Sirs,

I have attached an Appendix 3B for 4 July 2003.

Please note that the Appendix 3B that was dated and lodged with ASX on 3 July 2003 incorrectly sought quotation for 11,500 securities, comprising 8,168 securities @ $18.51 each and 3,332 securities @ $23.94 each.

Quotation should have been sought for 7,332 securities, comprising 4,000 securities @ $18.51 each and 3,332 securities @ $23.94 each.

The number and class of all securities quoted on ASX as at 3 July 2003 was therefore as follows:

209,651,791 Fully paid ordinary Shares
1,500,000 converting Preference Shares (MBLPA)
4,000,000 Macquarie Income Securities (MBLHB)

The number and class of all securities not quoted on ASX as at 3 July 2003 was as follows:

23,728,451 Options over ordinary shares at various exercise prices

Yours sincerely,

Angela Blair
Assistant Company Secretary
Macquarie Bank Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin. Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,001
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7,668 @ $18.51 each 3,333 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11,001 on 4/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,662,792	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,717,450	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 4 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin. Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10,334 @ $18.51 each 5,000 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15,334 on 7/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,678,126	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,688,495	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note. An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 7 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

2003 ASX 128

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

7 July 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 4 July 2003, was 0.0399%.

Yours faithfully,

Dennis Leong
Company Secretary

Macquarie Equities (Australia) Limited
ABN 58 002 832 126
Participating Organisation of Australian Stock Exchange Limited
Holder of a securities dealers licence under the Corporations Act

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3434
Internet http://www.macquarie.com.au
Telex 122368 MACEQT
DX 10287

Facsimile Numbers
Dealing (61 2) 8232 4200
Research (61 2) 8232 3177
Settlements (61 2) 8232 4345

Affiliated offices in Melbourne, Perth, Auckland, Wellington, Hong Kong, Singapore, London, Munich and New York.

News Release Tuesday July 8, 2003

MACQUARIE JOINS FORCES WITH LEADING INTERNATIONAL BROKING HOUSES TO CREATE RESEARCH ALLIANCE

Macquarie Equities' research team has joined forces with two other top international broking houses to create an international research alliance.

Macquarie Equities (Australia), the broking subsidiary of Macquarie Bank, has signed a Research Alliance agreement with South Africa's Nedcor Securities and Canadian investment institution, Scotia Capital Inc.

The agreement brings together more than 120 leading equities research specialists covering Australia, South Africa and North America.

The alliance partners will work together on issues common to the three markets, such as resources, as well as individual company-related issues. This will be done through general consultation, the exchange of research and data as well as analyst secondment.

Macquarie Equities Head of Research Mr David Rickards said the Research Alliance harnesses the expertise of specialists from three top rated research houses and will offer additional industry research for institutional customers. "Each broker in the alliance is known as a *country specialist* and intends to maintain this role," Mr Rickards said.

Macquarie Equities is the broking subsidiary of Macquarie Bank Limited, the leading full-service investment bank in Australia. Macquarie Bank also operates internationally, through subsidiaries located in 18 countries, where its strategy is to focus where its particular skills and expertise deliver significant value to clients. Macquarie Equities has a team of 45 research analysts covering 20 sectors with 12 sectors ranked in the top three as well as the widest coverage of any broker of Australian and new Zealand stocks.

Nedcor Securities is the full-service broking subsidiary of South Africa's largest bank, Nedbank. Its research team of 10 analysts was rated 4th in the recent Financial Mail ratings, making it the leading South-African owned broker in terms of research.

Scotia Capital is a member of Scotiabank Group, Canada's most international bank. Scotia Capital is a leader in the corporate and investment banking industry with a presence in both major and regional financial centres around the world. The Firm's top ranked equity research team consists of 26 analysts, 15 of them top ranked in Canada, and 26 research associates, covering approximately 275 North American equities.

For further information, please call:

Lisa Jamieson, Public Relations, Macquarie Bank Limited (02) 8232 6016

0416 237 332

Lisa.Jamieson@macquarie.com

2003 ASX 130

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin. Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	1,666 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,666 on 8/07/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,679,792	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,686,829	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 8 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

82-34740

SUPPL

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

Macquarie Bank Limited

VOLUME VIII

Releases to the Australian Securities & Investments Commission made in 2003

2003 ASIC 1



A S I C ASIC Information Processing Centre

Australian Securities & Investments Commission ABN: 86 768 265 615

MACQUARIE BANK LIMITED
amber.sorensen@macquarie.com

DocImage

Request Number 4929325.

Region: 99P
Location: PUB
Printer Id: EMAIL

Thursday May 22 2003

Any Difficulties Notify : CSC on 132333
Delivery Instructions :

Name: MACQUARIE BANK LIMITED
ACN : 008 583 542

Document ID	*No. of Pages*	*Date Lodged*
0E8273755	1	10/01/03

Requested on 22/05/03 at 17:16.
Attached are copies of requested documents, details of which appear above.
The total number of pages including this cover page is 2.

If all pages have not been included please contact your Information Broker.

ASIC	14-22 Grey Street	Telephone	03 5177 3700
Gippsland Mail Centre	Traralgon, Victoria	DOCIMAGE Help Desk	03 5177 3001
VIC 3841	Australia	Facsimile	03 5177 3183

registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED

address GPO BOX 4294
SYDNEY NSW 2001

DX no DX location

Electronic lodgement

Document No. 0E8273755

Lodgement date/time 10/01/2003 17:26:48

Message trace no. 7681



Australian Securities and Investments Commission

Notification of
change to officeholders

form 304

Corporations Act 2001
205B & 601CV(1)

company

corporation name MACQUARIE BANK LIMITED

A.C.N. 008 583 542

Ceasing to hold office

name BROWN, DIANE MARY
birth details 23/06/1968 TAMWORTH NSW
office SECRETARY
cease date 07/01/2003

Signature

I certify that the information in this form is true and complete.

name LEONG, DENNIS

capacity SECRETARY date 10/01/2003

2003 ASIC 2

ASIC registered agent number 17290
lodging party or agent name MALQUARIE BANK LIMITED
office, level, business name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

304 page 1/2 15 July 2001

CASH. PROC. ☐ REQ# ☐

Australian Securities & Investments Commission

IPC 21 JAN 2003

Notification of

change to officeholders

form 304
Corporations Act 2001
205B & 601CV(1)

corporation name MACQUARIE BANK LIMITED
ACN or ARBN 008 583 542

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

family name | given names
date of birth (d/m/y) / / | place of birth
date ceased (d/m/y) / / | office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) CLARKE | given names DAVID STUART
date of birth (d/m/y) 03 / 01 / 1942 | Is this person also an alternate director? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name NO. 1 MARTIN PLACE
suburb/city SYDNEY | state/territory NSW | postcode 2000
country (if not Australia) | date of change (d/m/y) 09 / 01 / 03

ASIC APPROVAL NO: 398

family name (previously notified) | given names
date of birth (d/m/y) / / | Is this person also an alternate director? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city | state/territory | postcode
country (if not Australia) | date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name DENNIS LEONG | capacity SECRETARY.

sign here [signature] | date 20/1/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

2003 ASIC 5

207 page 1/1 15 July 2001

ASIC registered agent number 1770
lodging party or agent name MACQUARIE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number 10287 suburb/city SYDNEY STOCK EXCHANGE

ASS CASH PROC REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name MACQUARIE BANK LIMITED
A.C.N. 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 2/01/03 to 17/01/03

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	5,668	$14.29	
ORD	10,000	$18.51	
ORD	2,500	$23.94	
ORD	49,666	$26.22	

RECEIVED
21 JAN 2003
ASIC
SSC

1. Have all shares been issued for cash only? Yes [✓] No [ ]
If Yes, lodge this form. No other forms are required. If No, see item 2

2 Were some or all of the shares issued under a written contract Yes [ ] No [ ]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name DENNIS LEONG capacity SECRETARY

sign here [signature] date 21/1/03

2003 ASIC 4

207 page 1/1 15 July 2001

ASIC registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number 10287 suburb/city SYDNEY STOCK EXCHANGE

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

RECEIVED 14 FEB 2003 ASIC SSC

Corporations Act 2001
254X(1)

company name MACQUARIE BANK LIMITED
A.C.N 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 22/01/03 to 07/02/03

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
PLEASE SEE ANNEXURE A			

1. Have all shares been issued for cash only? Yes ☑ No ☐
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2 Were some or all of the shares issued under a written contract Yes ☐ No ☐
If Yes, Proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid.
Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name DENNIS LEONG capacity SECRETARY

sign here [signature] date 14/2/03

Macquarie Bank Limited
ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 207 Allotment of Shares signed by me and dated 14 February 2003

SECRETARY

Class of Share	Number Issued	Amount (if any) paid, or agreed to be considered as paid, per share	Amount unpaid (if any) per share
ORD	5,668	$13.03	$Nil
ORD	7,500	$14.29	$Nil
ORD	74,492	$18.51	$Nil
ORD	5,416	$20.29	$Nil
ORD	8,831	$23.94	$Nil

Total Shares Issued 101,907

2003 ASIC 5

ASIC registered agent number 17290
lodging party or agent name MACQUARIE BANK LIMITED
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number 10287 suburb/city SYDNEY STOCK EXCHANGE

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

ASIC
7 MAR 2003

company name MACQUARIE BANK LIMITED
A.C.N 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 13/02/03 to 28/02/03

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
PLEASE SEE ANNEXURE A			

1. Have all shares been issued for cash only? Yes ☑ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   If Yes, Proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name DENNIS LEONG capacity SECRETARY

sign here [signature] date 6/3/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Macquarie Bank Limited
ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 207 Allotment of Shares signed by me and dated 6 March 2003

SECRETARY

Class of Share	Number Issued	Amount (if any) paid, or agreed to be considered as paid, per share	Amount unpaid (if any) per share
ORD	10,000	$13.15	$Nil
ORD	12	$13.82	$Nil
ORD	135,839	$14.29	$Nil
ORD	5,668	$17.17	$Nil
ORD	66,665	$18.51	$Nil
ORD	16,994	$23.94	$Nil

Total Shares Issued 235,178

ASIC registered agent number: 2466
lodging party or agent name: BLAKE DAWSON WALDRON
address: GPO BOX 4958WW, MELBOURNE 3001
telephone: 03 9679 3000
facsimile: 03 9679 3111
DX number: 187
suburb/city: MELBOURNE
reference:

ASS.		REQ-A	
CASH.		REQ-P	
PROC.			

Australian Securities and Investments Commission

form 309

Corporations Act 2001

263, 264

Notification of

details of a charge

This form must be lodged where: **any Australian company or registered body creates a charge or acquires property subject to a charge** (lodge within 45 days after the charge was created or the property was acquired)

or **any foreign company or registrable Australian body has an existing charge on its property and is applying for registration** (lodge with appropriate registration form).

Corporation name (chargor) Macquarie Bank Limited

ACN or ARBN 008 583 542

Details of the charge

Date charge was created 21/3/03 or date property was acquired

How was the charge created? ☐ by resolution ☒ by instrument ☐ by deposit ☐ by other conduct, specify below

Type of charge ☐ fixed ☒ floating ☐ fixed and floating

If the charge is a floating charge, or a fixed and floating charge, is the creation of subsequent charges restricted or prohibited? yes ☒ no ☐

Briefly describe the liability (whether present or prospective) secured by the charge

Payment when due of all Borrowings and other obligations of the chargor in whatever form that relate to or result from the Chargor's use of the Euroclear system now outstanding or which may be outstanding at any time in the future to Euroclear Bank S.A./N.V. in accordance with their terms and any other obligations referred to in the instrument creating the charge as being secured by the instrument creating the charge.

Maximum prospective liability(if applicable see section 282):

Briefly describe the property charged

Certain securities, cash, accounts, rights and other property more particularly described in the instrument creating the charge as the Securities Collateral, the Cash Collateral and the Pledged Recovery Rights and all other collateral which the chargor has agreed or may at any time in the future agree with the chargee shall constitute Collateral in addition to certain other property referred to in the instrument creating the charge.

☒ details of the chargee ☐ details of the trustee for the debenture holders

Name (family & given names or corporation name, if a corporation give A.C.N. or A.R.B.N. if applicable)
Euroclear Bank S.A./N.V.

office, floor, building name

street number & name 1 bd du Roi Albert II

suburb/city state/territory postcode Brussels 1120

country (if not Australia) BELGIUM

financial benefit

Nominate any financial benefit (such as an amount or rate percent of commission, allowance or discount) given to someone who, absolutely or conditionally, subscribes to or agrees to subscribe to, or procures or agrees to procure, subscriptions for any debentures included in this notice.

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company or by an interested person

Print name of person signing DENNIS LEONG

Capacity or nature of interest of person signing(including details of the authority you have, if signing on behalf of a corporation)

SECRETARY

if signing on behalf of a corporation, print name of corporation & ACN or ARBN
Macquarie Bank Limited ACN 008 583 542

sign here [signature] date 21/3/03

Complete and sign the verification on page 2

141477495

Documents

I declare that the statements below are correct. (tick boxes which apply)

charge created by issue of debentures

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the resolution(s) passed by the corporation authorising the issue of a series of debentures constituting the charge.*

and ☐ *I witnessed the execution of the first debenture in the series.*

and ☐ *the annexure marked ( ) is a true copy of the first debenture in the series.*

charge created by an instrument

☒ *The original of the instrument(s) creating or evidencing the charge is attached.*

OR

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge and I witnessed the execution by the chargor of the instrument(s).*

charge existing on the property acquired

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge.*

***Annexures must conform to the requirements shown at the end of this form.**

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company or by an interested person

Print name of person signing DENNIS LEONS

Capacity or nature of interest of person signing(including details of the authority you have, if signing on behalf of a corporation)

SECRETARY

If signing on behalf of a corporation, print name of corporation & ACN or ARBN

Macquarie Bank Limited ACN 008 583 542

sign here [signature] date 21/3/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.

Include:

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information.

hrs mins

Compliance with stamp duty law

A duly completed certification of compliance with stamp duties law (form 350):

☐ accompanies this form.

☒ does not accompany this form.

If all the documents accompanying this form required by section 263(1) have been stamped in accordance with the law relating to stamp duty, complete and attach the form 350 "Certification of compliance with stamp duties law".

Provisional registration

If any document accompanying this form has not been stamped as required by any law relating to stamp duty,

or

If this form contains the company name and the name of the trustee or chargee but not all other details,

the Commission will mark the entry in the Register as "provisional" and ask you to complete the requirements.

If the requirements have not been completed by a specified time, the Commission will delete all particulars of the charge from the register.

Send to

Australian Securities and Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and A.C.N. or A.R.B.N.
3. number the pages consecutively
4. print or type in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
   This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure
   The annexure must be signed by the same person(s) who signed the form.

ASIC registered agent number: 2466
lodging party or agent name: BLAKE DAWSON WALDRON
address: GPO BOX 4958WW, MELBOURNE 3001
telephone: 03 9679 3000
facsimile: 03 9679 3111
DX number: 187
suburb/city: MELBOURNE
reference: JJO DMS JPF 03-1335 3450

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

	ASS.		REQ-A	
	CASH.		REQ-P	
	PROC.			

Australian Securities and Investments Commission

form **350**

Certification of
compliance with stamp duties law

Corporations Act 2001
265(4)(b)

corporation name: MACQUARIE BANK LIMITED
ACN or ARBN: 008 583 542

Details of the charge

date charge was created: 21/3/03
name of chargee(s) or trustee(s): EUROCLEAR BANK S.A./N.V

Certification

I certify that all the documents accompanying the notification of details of this charge, in accordance with section 263(1), have been duly stamped if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

print name of person signing: DENNIS LEONG

capacity or nature of interest of person signing (including details of the authority you have, if signing on behalf of a corporation)

SECRETARY

if signing on behalf of a corporation, print name of corporation & ACN or ARBN

MACQUARIE BANK LIMITED ACN 008 583 542

sign here [signature] date 21/3/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.
Include:
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information.

hrs mins


euroclear

Collateral Agreement Governing Secured Borrowings by Participants in the Euroclear System

2001 Edition

Collateral Agreement Governing Secured Borrowings by Participants in the Euroclear System

2001 Edition

Agreement, dated as of 21/03/03 between the borrower named on the signature page hereof (the 'Borrower') and Euroclear Bank.

The parties hereto agree as follows:

1. Definitions

Terms with initial capital letters, which are not specifically defined herein, have the meanings assigned to them in the General Conditions. The following terms, as used herein, have the following meanings:

'**Cash Collateral**' means all of the Borrower's right, title, and interest in and to all Pledged Cash Accounts, including any credit or debit balance which now appears or may at any time in the future appear in any currency or Composite Currency Unit sub-account of a Pledged Cash Account.

'**Collateral**' means (i) the Securities Collateral, (ii) the Cash Collateral, (iii) the Pledged Recovery Rights, and (iv) all other collateral which the Borrower has agreed or may at any time in the future agree with Euroclear Bank shall constitute Collateral or secure the obligations secured by the Security Interests.

'**Collateral Value**' of Collateral at any time means the collateral value of the Collateral as determined by Euroclear Bank at such time in accordance with procedures in effect from time to time.

'**Event of Default**' has the meaning set forth in Section 6(a).

'**General Conditions**' means the General Conditions Governing Extensions of Credit to Participants in the Euroclear System, as amended or supplemented from time to time. Supplements to the General Conditions include, if applicable to the Borrower, the Fixed Term Advance Conditions, the New Issue Conditions, and the Securities Borrowing Conditions.

'**Lien**' means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, attachment, or encumbrance of any kind in respect of such asset.

'**Loaned Securities**' means securities loaned by the Borrower from time to time pursuant to the Supplementary Terms and Conditions, as evidenced by entries in a record-keeping account opened in the name of the Borrower for such purpose by Euroclear Bank.

'**Pledged Cash Accounts**' means all Cash Accounts which Euroclear Bank currently has opened or at any time in the future may open in the name of the Borrower, other than such Cash Accounts as Euroclear Bank may agree in writing shall not be Pledged Cash Accounts.

'**Pledged Recovery Rights**' means all rights which the Borrower now has or at any time in the future may have to receive repayment in a Pledged Securities Account of Loaned Securities or a cash equivalent thereof pursuant to the Supplementary Terms and Conditions, as evidenced by entries in a record-keeping account opened in the name of the Borrower for such purpose by Euroclear Bank, including its rights pursuant to the guaranty of Euroclear Bank set forth in the Supplementary Terms and Conditions.

'**Pledged Securities Accounts**' means all Securities Clearance Accounts which Euroclear Bank currently has opened or at any time in the future may open in the name of the Borrower, other than Unencumbered Securities Accounts.

'**Required Lending Value**' at any time means the amount determined by Euroclear Bank, in accordance with Section 4 of the General Conditions, to be the Borrower's usage of credit at that time, minus any amount Euroclear Bank may advise from time to time shall be subtracted from the Required Lending Value.

'**Securities Collateral**' means all of the Borrower's right, title and interest in and to all Pledged Securities Accounts and the amount of all securities which are now or at any time in the future shall be standing to the credit of a Pledged Securities Account, including (i) all Securities in Transit, (ii) all amounts of cash, securities and other property or countervalue received or to be received with respect to or in exchange for any Securities in Transit, and (iii) all rights of the Borrower to receive any cash amounts or the amount of any securities recovered by Euroclear Bank in the circumstances contemplated by Section 17 of the Terms and Conditions (or any successor provision) in respect of a Pledged Securities Account.

'**Securities in Transit**' means the amount of all securities which (i) although not credited to a Pledged Securities Account, are deemed to be held by the holder of such Pledged Securities Account pursuant to the Terms and Conditions, or (ii) have been debited to any Pledged Securities Account pending receipt of proceeds which are, or are intended, to be credited to a Pledged Cash Account or Pledged Securities Account.

'**Security Interests**' means the security interests granted pursuant to Section 2(a).

2. The Security Interests

(a) In order to secure the prompt and complete payment when due of all Borrowings and other obligations, in whatever form, that relate to or result from the Borrower's use of the Euroclear System, now outstanding or which may be outstanding at any time in the future, of the Borrower to Euroclear Bank in accordance with their terms and to secure the performance of all obligations of the Borrower hereunder, the Borrower hereby pledges and grants to Euroclear Bank a security interest in the Collateral, whether now existing or hereafter arising or acquired, and all of the Borrower's right, title and interest in and to the Collateral, as well as (i) all amounts of cash, securities and other property or countervalue received or to be received with respect to or in exchange for any and all of the then existing Collateral and which are, or are intended, to be credited to a Pledged Cash Account or a Pledged Securities Account, and (ii) to the extent not covered by the foregoing, all proceeds, product, offspring, rents, or profits of any or all of the foregoing (whether acquired before or after the commencement of any bankruptcy or liquidation proceeding by or in respect of the Borrower) which are, or are intended, to be credited to a Pledged Cash Account or a Pledged Securities Account.

(b) The Security Interests are granted as security only and shall not subject Euroclear Bank to, or transfer or in any way affect or modify, any obligation or liability of the Borrower with respect to any of the Collateral or any transaction in connection therewith.

3. Maintenance of Sufficient Collateral

(a) The Borrower covenants and agrees that it shall at all times assure that the Collateral Value of the Collateral at a particular time is at least equal to the Required Lending Value. Without limiting the rights of Euroclear Bank under the General Conditions or any other agreement, if at any time Euroclear Bank notifies the Borrower that the Collateral Value of the Collateral is less than the Required Lending Value, the Borrower shall immediately either (i) repay Overdrafts or Securities Borrowings, (ii) cause to be credited to a Pledged Cash Account or Pledged Securities Account, in accordance with the Operating Procedures, additional cash or securities as Collateral, or (iii) make available other Collateral satisfactory to Euroclear Bank, in each case in an amount sufficient to make the aggregate Collateral Value at least equal to the Required Lending Value.

(b) The Borrower shall have no right to have any Instruction to transfer, deliver or repossess securities credited to a Pledged Securities Account or any amount credited to a Pledged Cash Account executed unless the Collateral Value of the Collateral remaining after giving effect to such Instruction would be at least equal to the Required Lending Value.

4. Representations, Warranties and Covenants

The Borrower represents, warrants and covenants as follows:

(a) The Borrower will not permit any assets to be included in the Collateral unless the Borrower is the owner of such assets and will immediately notify Euroclear Bank upon the occurrence of any event, which materially impairs or calls into question the Borrower's ownership of any Collateral. The Pledged Securities Accounts do not now, and will not at any time in the future, include any securities, or rights with respect thereto, which are credited to (or otherwise identified as belonging to) a customer on the Borrower's books or records.

(b) This Collateral Agreement has been duly authorised, executed and delivered by the Borrower and constitutes a valid and binding obligation of the Borrower. The execution, delivery, and performance of this Collateral Agreement (i) have been and will be duly authorised by all necessary governmental and other approvals, including exchange control approvals, (ii) do not and will not contravene, or constitute a default under, any provision of applicable law or regulation, of the certificate of incorporation or by-laws (or other similar instruments) of the Borrower, or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Borrower, and (iii) do not and will not result in the creation or imposition of any Lien (other than the Security Interests) upon any Collateral.

(c) The Borrower has not incurred and will not create, incur, or permit to exist any Lien other than the Security Interests on any of the Collateral.

(d) The name, type of organisation, jurisdiction of organisation, chief executive office and chief place of business of the Borrower are as set forth on the signature page hereof. The Borrower will give Euroclear Bank at least five Business Days' prior notice of any change in its name, its form of organisation, its jurisdiction of organisation, or the location of its chief executive office and chief place of business.

5. Protection of Collateral

(a) The Borrower will, at its expense and in such manner and form as Euroclear Bank may require, execute, deliver, file, and record in any jurisdiction any financing statement, specific assignment, instrument, or other document and take any other action that Euroclear Bank may request, in order to create, preserve, perfect, or validate any Security Interest or enable Euroclear Bank to exercise and enforce its rights with respect to any of the Collateral. The Borrower authorises Euroclear Bank to execute and file in any jurisdiction, in the name of the Borrower or otherwise, financing statements, instruments, or other documents which Euroclear Bank in its sole discretion may deem necessary or desirable to perfect and preserve the Security Interests.

(b) The Borrower will pay in timely fashion all taxes, assessments or charges of any nature that are lawfully imposed in respect of the Collateral. The Borrower will give notice to Euroclear Bank of, and defend the Collateral against, (i) any suit, action or proceeding against the Collateral or which could adversely affect the Security Interests, and (ii) any Lien other than the Security Interests that may be asserted with respect to any Collateral.

6. Events of Default

(a) The following events shall be 'Events of Default' for purposes of this Collateral Agreement:

(i) the Borrower shall fail to pay any Overdraft upon demand by Euroclear Bank;

(ii) any Event of Default under the Fixed Term Advance Conditions or the Securities Borrowing Conditions shall occur, if such conditions are applicable to the Borrower;

(iii) the Borrower shall fail to observe or perform (A) any agreement or covenant contained in Section 3 or 5 of this Collateral Agreement, or (B) any other agreement or covenant contained in this Collateral Agreement for ten days after written notice thereof has been given to the Borrower by Euroclear Bank; or

(iv) any representation, warranty, certification or statement made by the Borrower in this Collateral Agreement, or in any certificate, financial statement, or other document delivered pursuant hereto, shall prove to have been incorrect in any material respect when made.

(b) The Borrower will promptly notify Euroclear Bank of the occurrence of any Event of Default or of any event which with the giving of notice or lapse of time or both would become an Event of Default.

7. Remedies

(a) If the Borrower shall fail to pay any Overdraft upon demand by Euroclear Bank, or if the Borrower shall fail to return any borrowed securities upon the Repayment Date for any Securities Borrowing or to pay any Fixed Term Advance when due (whether in accordance with its terms, upon the acceleration of such Repayment Date or maturity date as a result of an Event of Default, or otherwise), then Euroclear Bank may exercise any or all of the following rights with respect to the Collateral without being required to give any notice, except as specified below or required by mandatory provisions of law:

(i) apply the Cash Collateral in the manner specified in Section 8;

(ii) transfer all or any part of the Collateral to its own name or that of its nominee, and transfer all or any part of the Collateral to different locations in the same or different jurisdictions;

(iii) exercise all rights and remedies which secured creditors are authorised to exercise under Belgian law, and any other applicable law as in effect in any relevant jurisdiction, with respect to all or any part of the Collateral including, without limitation, the right to sell, assign or grant an option or options to purchase or otherwise dispose of, in accordance with such law, all or any part of the Collateral in such manner, at such prices, with such timing and upon such terms as Euroclear Bank, in its sole discretion, shall consider appropriate; provided that Euroclear Bank will not dispose of Securities Collateral or Pledged Recovery Rights without having provided the Borrower with one Business Day's notice of its intention to do so; and

(iv) retain any amount of cash or any securities to be repaid to the Borrower in respect of any Pledged Recovery Rights (whether or not such cash or securities have been credited to a Pledged Cash Account or Pledged Securities Account) and exercise all rights and remedies with respect to such cash and securities as are set forth in clauses (i), (ii), and (iii) above.

Euroclear Bank shall have the right to determine in its sole discretion which remedies to pursue and against which Collateral to exercise such remedies; provided that Euroclear Bank will proceed against Cash Collateral to the extent reasonably practicable before proceeding against any other Collateral. The Borrower covenants and agrees that it will execute and deliver such documents and take such other action as Euroclear Bank in its sole discretion deems necessary or advisable in order that any such exercise of rights and remedies, including any sale or other disposition, may be made in compliance with law. Upon any sale or other disposition of Collateral by Euroclear Bank, it shall have the right to deliver, assign, and transfer such Collateral to the purchaser thereof, free from any claim or right of whatsoever kind, including any equity or right of redemption of the Borrower.

The Borrower waives and releases any equity or right of redemption and all rights of stay or appraisal which it has or may hereafter have under applicable law.

(b) Euroclear Bank may exercise, at any time while an Event of Default has occurred and is continuing, any and all rights that the Borrower has with respect to any of the Collateral including, without limitation, the rights (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due thereupon or by virtue thereof, (ii) to settle, compromise, prosecute, or defend any action or proceeding with respect thereto, (iii) to extend the time of payment of any securities credited to a Pledged Securities Account and to make any allowance and other adjustments with reference thereto, and (iv) to exercise any voting rights, warrants, conversion rights and any other rights or options attached to or set forth in any securities credited to a Pledged Securities Account. Euroclear Bank may exercise such rights in its own name and, to the extent permitted by applicable law, in the name of the Borrower.

(c) The Borrower waives all claims, damages and demands against Euroclear Bank arising out of the exercise by Euroclear Bank of any rights or remedies provided by this Collateral Agreement or the timing or manner of such exercise, except such as may result from the gross negligence or willful misconduct of Euroclear Bank.

8. Application of Proceeds and No Discharge

The proceeds of any sale or other disposition of any part of the Collateral shall be applied by Euroclear Bank in the following order:

- first, to payment of the expenses of such sale or other disposition, including reasonable compensation to Euroclear Bank and its agents and counsel, and all expenses, liabilities and advances incurred or made by Euroclear Bank in connection therewith, and any other unreimbursed expenses for which Euroclear Bank is to be reimbursed pursuant to Section 9;
- second, to payment of all Borrowings and other obligations of the Borrower in whatever form, that relate to or result from the Borrower's use of the Euroclear System, to any office of Euroclear Bank, which shall be due and payable until all such obligations have been paid in full; and
- finally, to payment to the Borrower, or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds.

If the proceeds of sale or other disposition of the Collateral are insufficient to pay in full all expenses and obligations described in either clause first or second above, then (a) Euroclear Bank shall determine in its sole discretion to which of such expenses or obligations (as the case may be) such proceeds shall be applied, and (b) the Borrower shall remain liable to Euroclear Bank for the deficiency. It is understood that Cash Collateral shall be applied against Borrowings only to the extent that such Borrowings would continue to be outstanding after exercise by Euroclear Bank of its rights under Section 16(a) of the Terms and Conditions (or any successor provision).

9. Expenses

The Borrower shall on request pay or reimburse all reasonable expenses of Euroclear Bank, including fees and disbursements of counsel, in connection with (a) the exercise by Euroclear Bank of any of the rights or remedies conferred upon it hereunder, and (b) any proceedings, including proceedings under any bankruptcy, insolvency or other similar law, to enable it to exercise or preserve its rights in any Collateral or to free any Collateral from any Lien. The Borrower shall pay on request and indemnify Euroclear Bank against any taxes, including without limitation any applicable transfer taxes and stamp, registration or other documentary taxes, assessments, or charges that may become payable by reason of the Security Interests or the execution, delivery, performance, or enforcement of this Collateral Agreement, as well as any penalties with respect thereto.

10. Rights of Borrower in Collateral

Unless an Event of Default shall have occurred and be continuing and subject to the terms of this Collateral Agreement, the rights of the Borrower with respect to Cash Collateral, Securities Collateral and Pledged Recovery Rights shall be as provided by the Terms and Conditions and the Supplementary Terms and Conditions.

11. Termination and Release of Collateral

The Borrower may, at any time when the Required Lending Value is zero, notify Euroclear Bank of its intention to terminate the Security Interests, and the Security Interests shall terminate upon (a) the receipt by Euroclear Bank of such a notice and (b) the payment by the Borrower of all its obligations pursuant to this Collateral Agreement and the General Conditions. After giving such a notice, the Borrower shall not make any further Borrowings if they would cause the Required Lending Value to exceed zero. Upon any such termination of the Security Interests, Euroclear Bank will, at the Borrower's expense, execute and deliver to the Borrower such documents as the Borrower shall reasonably request to evidence such termination.

12. Notices and Election of Domicile

All notices and communications by either party hereunder shall be given or made in accordance with the General Conditions. The Borrower elects domicile in Belgium at Euroclear Bank, Brussels, for the purpose of any suit, action or proceeding in Belgium arising out of or relating to this Collateral Agreement.

13. Successors and Assigns

This Collateral Agreement is for the benefit of Euroclear Bank and its successors and assigns. In the event of an assignment by Euroclear Bank of any or all of the Borrower's obligations to it, Euroclear Bank shall have right to transfer any or all of its rights hereunder, including rights of direct enforcement, with the obligations assigned. This Collateral Agreement shall be binding on the Borrower and its successors. The Borrower shall not have the right to assign its rights or obligations hereunder.

14. Changes in Writing and Waivers

(a) None of the terms or provisions of this Collateral Agreement may be changed, waived, discharged or terminated except by an instrument in writing which is duly executed by the party against which enforcement of the change, waiver, discharge, or termination is sought.

(b) No failure or delay by Euroclear Bank in exercising any right, power or privilege under this Collateral Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies provided in this Collateral Agreement are cumulative and not exclusive of any rights or remedies provided by law or by any other agreement between the Borrower and Euroclear Bank.

15. Governing Law and Headings

This Collateral Agreement shall be governed by and construed in accordance with the laws of Belgium. The headings herein are included for convenience only and are not to affect the interpretation hereof.

16. Records

Subject to the right of Euroclear Bank to correct errors and omissions, Euroclear Bank's own books and records (whether kept on paper, microfilm, microfiche, by electronic or magnetic recording, in any other mechanically reproducible form or otherwise) shall, absent manifest error, constitute conclusive evidence as to what constitutes the Collateral. In order to perfect its Security Interest in the Collateral, Euroclear Bank shall have the right to (a) indicate on any statement of account for a Pledged Cash Account, Pledged Securities Account, or any other account opened by Euroclear Bank on its books in the name of the Borrower and included in the Collateral that such account is pledged to Euroclear Bank, (b) designate (in the Operating Procedures or elsewhere) one or more such statements as being the definitive statement of such account, and (c) retain original copies of such statements.

17. Severability

If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of Euroclear Bank in order to carry out the intentions of the parties hereto as nearly as may be possible, and (b) the invalidity or unenforceability of such provision in such jurisdiction shall not affect its validity or enforceability in any other jurisdiction.

18. Counterparts

This Collateral Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Collateral Agreement to be signed and dated below by the requisite number of their duly authorised representatives.

Borrower Name MACQUARIE BANK LTD

Organised under the laws of AUSTRALIA

Type of organisation *(please indicate one of the following):*

- ☐ Corporation (including limited company, société anonyme, Aktiengesellschaft, etc.),
- ☑ Bank (having a bank charter permitting deposit-taking, including savings banks and the like),
- ☐ Government, central bank or other government agency,
- ☐ Other (indicate partnership, trust, international organisation, etc. as appropriate):

THE COMMON SEAL OF MACQUARIE BANK LIMITED WAS HEREUNTO AFFIXED IN ACCORDANCE WITH THE COMPANY'S CONSTITUTION:


MACQUARIE BANK LIMITED
Common Seal
A.C.N.
008 583 542

18/4/03

Dennis Leong

SECRETARY

Paul Bide

Executive Director

Address of principal place of business:

1 MARTIN PLACE

SYDNEY NSW 2000

AUSTRALIA

Address of chief executive office: *(If different)*

By:

Printed name: Chris Bond (007)

Division Director

Title:

Seal *(If required)*

JULIE MILTON

DIVISION DIRECTOR

DIVISION DIRECTOR

ANDREW DOUGLAS HARDING

Euroclear Bank S.A./N.V.

By:

Printed name: Ida Longeri

Director

Title:

Printed name: Chris Goossens

Director

2003 ASIC 7

ASIC registered agent number: 18291
lodging party or agent name: BLAKE DAWSON WALDRON
address: LOCKED BAG N6, PO GROSVENOR PLACE, SYDNEY 2000
telephone: 02 9258 6000
facsimile: 02 9258 6999
DX number: 355
suburb/city: SYDNEY
reference: DWM.DWS.BNK.02 1334 0033

ASS.		REQ-A	
CASH.		REQ-P	
PROC.			

C/N

Australian Securities and Investments Commission 932175

form 309
Corporations Act 2001
263, 264

PRVS

Notification of
details of a charge

This form must be lodged where: any Australian company or registered body creates a charge or acquires property subject to a charge (lodge within 45 days after the charge was created or the property was acquired)

or any foreign company or registrable Australian body has an existing charge on its property and is applying for registration (lodge with appropriate registration form).

Corporation name (chargor): Macquarie Bank Limited
ACN or ARBN: 008 583 542

Details of the charge

Date charge was created: 26 March 2003 or date property was acquired

How was the charge created? ☐ by resolution ☒ by instrument ☐ by deposit ☐ by other conduct, specify below

Type of charge ☒ fixed ☐ floating ☐ fixed and floating

If the charge is a floating charge, or a fixed and floating charge, is the creation of subsequent charges restricted or prohibited? yes ☐ no ☐

Briefly describe the liability (whether present or prospective) secured by the charge

All amounts (including damages) that are payable, owing but not payable, or that otherwise remain unpaid by the Chargor or ICA Property Group Limited ACN 095 001 988 to the Chargee on any account at any time, under or in connection with the Loan Agreement or any other Transaction Document, or any transaction contemplated by them (as those documents are defined in the Equitable Mortgage of Shares dated 26 March 2003 (the Charge)).

Maximum prospective liability (if applicable see section 282): $20,000,000

Briefly describe the property charged

All the Chargor's present and future interest in all Present Shares, Acquired Shares, Deposited Shares and New Rights (as those terms are defined in the Equitable Mortgage of Shares dated 26 March 2003 (the Charge)).

☒ details of the chargee ☐ details of the trustee for the debenture holders

Name (family & given names or corporation name, if a corporation give A.C.N. or A.R.B.N. if applicable): BOS International (Australia) Limited ACN 066 601 250
office, floor, building name: Level 11
street number & name: 50 Carrington Street
suburb/city state/territory postcode: SYDNEY NSW 2000
country (if not Australia):
financial benefit:

Nominate any financial benefit (such as an amount or ... subscribes to or agrees to subscribe to, ...

Signature

This form mu... by an interest...

Print name of person signing: Darren Symo...
Capacity or nature of interest of person signing (including ...): Attorney
If signing on behalf of a corporation, print name of corporati...: BOS Internatio... ACN 066 601 250

112146095

sign here [signature] date 27/3/03

Documents

I declare that the statements below are correct. (tick boxes which apply)

charge created by issue of debentures

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the resolution(s) passed by the corporation authorising the issue of a series of debentures constituting the charge.*

and ☐ *I witnessed the execution of the first debenture in the series.*

and ☐ *the annexure marked ( ) is a true copy of the first debenture in the series.*

charge created by an instrument

☐ *The original of the instrument(s) creating or evidencing the charge is attached.*

OR

I verify ☒ *the annexure marked (A) of (39) pages is a true copy of the instrument(s) creating or evidencing the charge and I witnessed the execution by the chargee of the instrument(s).*

charge existing on the property acquired

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge.*

*Annexures must conform to the requirements shown at the end of this form.

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company or by an interested person

Print name of person signing: Darren Symons

Capacity or nature of interest of person signing(including details of the authority you have, if signing on behalf of a corporation): Attorney

If signing on behalf of a corporation, print name of corporation & ACN or ARBN: BOS International (Australia) Limited ACN 066 601 250

sign here [signature] date 27/3/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.
Include:
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information.

hrs mins

Compliance with stamp duty law

A duly completed certification of compliance with stamp duties law (form 350):

☐ accompanies this form.

☒ does not accompany this form.

If all the documents accompanying this form required by section 263(1) have been stamped in accordance with the law relating to stamp duty, complete and attach the form 350 "Certification of compliance with stamp duties law".

Provisional registration

If any document accompanying this form has not been stamped as required by any law relating to stamp duty,
or
if this form contains the company name and the name of the trustee or chargee but not all other details,

the Commission will mark the entry in the Register as "provisional" and ask you to complete the requirements.

If the requirements have not been completed by a specified time, the Commission will delete all particulars of the charge from the register.

Send to

Australian Securities and Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and A.C.N. or A.R.B.N.
3. number the pages consecutively
4. print or type in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:

"A"

MACQUARIE BANK LIMITED
ACN 008 583 542

This is the annexure marked "A" of 39 pages (including this cover page) referred to in ASIC form 309 "Details of a charge" signed by me and dated 27 March 2003.

....

27 March 2003

ASIC registered agent number: ~~139~~ 18191
lodging party or agent name: BLAKE DAWSON WALDRON
address:

LOCKED BAG N6, PO GROSVENOR PLACE, SYDNEY 2000
telephone: 02 9258 6000
facsimile: 02 9258 6999
DX number: 355
suburb/city: SYDNEY
reference: DWM.DWS.SNK.02 1334 0033

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

LXH.

	ASS.		REQ-A	
	CASH.		REQ-P	
	PROC.			

Australian Securities and Investments Commission — form **350**

Certification of
compliance with stamp duties law

Corporations Act 2001
265(4)(b)

corporation name: Macquarie Bank Limited
ACN or ARBN: 008 583 542

Details of the charge

date charge was created: 26 March 2003
name of chargee(s) or trustee(s): BOS International (Australia) Limited ACN 066 601 250

Certification

I certify that all the documents accompanying the notification of details of this charge, in accordance with section 263(1), have been duly stamped if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

print name of person signing: ROBB MACNICOL STEVE BULLOCH

capacity or nature of interest of person signing (including details of the authority you have, if signing on behalf of a corporation)

ATTORNEY

if signing on behalf of a corporation, print name of corporation & ACN or ARBN
Macquarie Bank Limited ACN 008 583 542

sign here [signatures] date ~~26 MAR 2003~~ 1 April 2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.
Include:
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information.

hrs mins

BLAKE DAWSON WALDRON
L A W Y E R S

Equitable Mortgage of Shares

Macquarie Bank Limited ABN 40 008 583 542, RMM (No. 2) Pty Limited ACN 094 988 811 ATF the RMM Family Trust, PLN (No. 2) Pty Limited ACN 094 998 893 ATF the PLN Investment Trust, SH (No. 2) Pty Limited ACN 094 998 768 ATF the SH Family Trust, Intrepid Way Pty Limited ACN 097 866 101 ATF the Chrysalis Investment Trust and Anfield Group Pty Limited ACN 103 496 617 ATF the Anfield Family Trust

BOS International (Australia) Limited

ABN 23 066 601 250

Level 41, Grosvenor Place
225 George Street
SYDNEY NSW 2000
Telephone: (02) 9258 6000
Fax: (02) 9258 6999

26 MAR 2003

Ref: DWM DWS SNK 02 1334 0033

CONTENTS

1. INTERPRETATION 1

1.1 Definitions 1
1.2 Provisions of the Loan Agreement apply 3
1.3 Mortgagor 3

2. MORTGAGE 3

2.1 Mortgaging provision 3
2.2 Certificates and Transfers for Present Shares 4
2.3 Certificates and Transfers for Acquired Shares 4
2.4 Deposited Shares 4
2.5 Documents relating to New Rights 4
2.6 Dividends and votes 4
2.7 Mortgagee entitled to exercise rights on default 4
2.8 Registration on default 5
2.9 Collateral Security 5
2.10 Priorities 5

3. RESTRICTIONS ON DEALING WITH MORTGAGED PROPERTY 5

4. REPRESENTATIONS AND WARRANTIES 5

4.1 General representations and warranties 5
4.2 Representations and warranties regarding Mortgaged Property 8
4.3 Repetition of representations and warranties 8
4.4 Reliance on representations and warranties 8
4.5 No representations by the Mortgagee 8

5. MORTGAGOR'S UNDERTAKINGS 9

5.1 General undertakings 9
5.2 Undertakings regarding Mortgaged Property 10

6. MORTGAGEE'S POWERS 11

6.1 Mortgagee may exercise powers without notice 11
6.2 Mortgagee's right to make good a default 11
6.3 Powers on enforcement 12

7. POWER OF ATTORNEY 12

7.1 Appointment of Attorneys 12
7.2 General 13

8. ENFORCEMENT 13

8.1 Circumstances when this document may be enforced 13

	8.2	Enforcement despite earlier payment	13
9.	**DEFAULT INTEREST**		**14**
	9.1	Mortgagor must pay interest	14
	9.2	Interest after judgment	14
	9.3	Accrual and calculation of interest	14
10.	**APPOINTMENT OF RECEIVER**		**14**
	10.1	Appointment	14
	10.2	Receiver other than as Mortgagor's agent	15
	10.3	Powers of Receiver	15
11.	**PROTECTION OF MORTGAGEE AND APPOINTEES**		**17**
	11.1	Protection of Mortgagee and Receiver	17
	11.2	Conflict of interests	18
	11.3	Liability for loss	18
12.	**PROTECTION OF THIRD PARTIES**		**18**
	12.1	Dealings under this document	18
	12.2	Receipts	19
13.	**APPLICATION OF MONEY**		**19**
	13.1	Order	19
	13.2	Only actual receipts credited	19
	13.3	Compensation	20
14.	**CONTINUING SECURITY AND THIRD PARTY PROVISIONS**		**20**
	14.1	Nature of obligations and enforcement	20
	14.2	Preservation of Mortgagor's obligations	20
	14.3	Continuity	22
	14.4	Limitations on Mortgagor's rights	22
	14.5	No marshalling	23
	14.6	Effect of Insolvency Event	23
15.	**INDEMNITIES**		**24**
	15.1	Indemnity for breach or preservation of rights	24
	15.2	Indemnity for exercise of rights or proceedings	24
	15.3	Recovery from Mortgaged Property	24
16.	**DISCHARGE**		**25**
17.	**CONFIDENTIALITY**		**25**
18.	**NOTICES**		**26**

18.1 How to give a notice 26
18.2 When a notice is given 26
18.3 Address for notices 26

19. AMENDMENT AND ASSIGNMENT 27

19.1 Amendment 27
19.2 Assignment 27

20. GENERAL 27

20.1 Governing law 27
20.2 Giving effect to this document 27
20.3 Waiver of rights 28
20.4 Operation of this document 28
20.5 Operation of indemnities 28
20.6 Consents 28
20.7 Statements by Mortgagee 28
20.8 No merger 29
20.9 Exclusion of contrary legislation 29
20.10 Counterparts 29
20.11 Attorneys 29

21. TRUSTEE PROVISIONS 29

21.1 Application 29
21.2 Warranties relating to a Relevant Trust 29
21.3 Specific prohibitions relating to a Relevant Trust 30
21.4 New trustees 30
21.5 Undertakings relating to a Relevant Trust 31
21.6 Limitation of liability 31

22. LIMITED RECOURSE 31

22.1 Application of clause 31
22.2 Limitation on recourse against a Mortgagor 32
22.3 Secured Money 32

EQUITABLE MORTGAGE OF SHARES

DATE 26 MAR 2003

PARTIES

Macquarie Bank Limited ABN 40 008 583 542, RMM (No. 2) Pty Limited ACN 094 988 811 ATF the RMM Family Trust, PLN (No. 2) Pty Limited ACN 094 998 893 ATF the PLN Investment Trust, SH (No. 2) Pty Limited ACN 094 998 768 ATF the SH Family Trust, Intrepid Way Pty Limited ACN 097 866 101 ATF the Chrysalis Investment Trust and Anfield Group Pty Limited ACN 103 496 617 ATF the Anfield Family Trust (each a **Mortgagor**)

BOS International (Australia) Limited ABN 23 066 601 250 (**Mortgagee**)

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

In this document, unless otherwise defined and unless the context otherwise requires, words and expressions have the same meaning as in the Loan Agreement and:

Acquired Shares means the Shares in the Borrower (other than Present Shares) to which the Mortgagor becomes legally or beneficially entitled at any time (whether or not those Shares are held for the Mortgagor by any other person).

Attorney means an attorney appointed under a Transaction Document.

Borrower means ICA Property Group Pty Limited ABN 28 095 001 988.

Certificate means a certificate or other document of title to or otherwise evidencing title to a Share.

Collateral Security means an Encumbrance or Guarantee (other than the Mortgage) from any person that secures or otherwise provides for payment of any Secured Money.

Deposited Shares means the Shares (if any) for which Certificates and Transfers are deposited by the Mortgagor with the Mortgagee under clause 2.4.

Event of Default means an event or circumstance described in clause 8.1.

Loan Agreement means the document so entitled between, among others, the Borrower and the Mortgagee dated on or about the date of this document.

Mortgage means the mortgage granted in clause 2.1.

Mortgaged Property means all the Mortgagor's present and future interest in, to, under or derived from all:

(a) Present Shares;

(b) Acquired Shares;

(c) Deposited Shares; and

(d) New Rights.

New Right means a present or future right of the Mortgagor:

(a) to or in any money, dividend, interest, offer, bonus, option, Share, unit of a Share, debenture, debenture stock, bond, note or any security, or any entitlement to subscribe for any of them;

(b) resulting from any substitution, conversion, redemption, forfeiture, cancellation, reclassification, consolidation or subdivision; or

(c) resulting from a reduction of capital, liquidation or scheme of arrangement,

in connection with the Mortgaged Property.

Present Shares means each Share in the Borrower to which the Mortgagor is legally or beneficially entitled on the date of this document.

Receiver means a receiver or a receiver and manager.

Relevant Person means each of the Mortgagor, the Borrower, any Guarantor and any subsidiary of any of them.

Relevant Trust means in relation to a Trustee, the trust in respect of which that Trustee is the trustee.

Secured Money means all amounts (including damages) that are payable, owing but not payable, or that otherwise remain unpaid by the Mortgagor or the Borrower to the Mortgagee on any account at any time under or in connection with the Loan Agreement or any other Transaction Document, or any transaction contemplated by them, whether:

(a) present or future, actual or contingent;

(b) incurred alone, jointly, severally or jointly and severally;

(c) the Mortgagor or the Borrower is liable on its own account or the account of, or as surety for, another person and without regard to the capacity in which the Mortgagor or the Borrower is liable;

(d) due to the Mortgagee alone or with another person;

(e) the Mortgagee is entitled for its own account or the account of another person;

(f) arising from a banker and customer relationship or any other relationship;

(g) originally contemplated by the Mortgagor, the Borrower or the Mortgagee or not; and

(h) the Mortgagee is the original person in whose favour any of the above amounts were owing or an assignee and, if the Mortgagee is an assignee:

(i) whether or not the Mortgagor or the Borrower consented to or knew of the assignment;

(ii) no matter when the assignment occurred; and

(iii) whether or not the entitlements of that original person were assigned with the Mortgage.

Share means a share or stock in the capital of the Borrower or any other body corporate that is acceptable to the Mortgagee.

Transfer means, in respect of a Share, an executed document of transfer sufficient to transfer all the legal and beneficial ownership of that Share to the Mortgagee or its nominee.

Trustee means a Mortgagor who enters into this document in its capacity as trustee of a Relevant Trust.

1.2 Provisions of the Loan Agreement apply

The provisions of clauses 1.2 and 1.3 of the Loan Agreement are incorporated in this document as if they were set out in full.

1.3 Mortgagor

A reference to **Mortgagor** is a reference to each Mortgagor severally.

2. MORTGAGE

2.1 Mortgaging provision

The Mortgagor mortgages:

(a) all Present Shares, on the date of this document;

(b) all Acquired Shares and the New Rights, as the Mortgagor acquires them; and

(c) all Deposited Shares, when the Certificates and Transfers in respect of those Shares are deposited in accordance with clause 2.4,

in favour of the Mortgagee by way of equitable mortgage to secure the punctual payment of the Secured Money.

2.2 Certificates and Transfers for Present Shares

The Mortgagor must deposit:

(a) all Certificates in respect of the Present Shares; and

(b) all Transfers (in form and number satisfactory to the Mortgagee) in respect of the Present Shares, with the name of the transferee, the consideration and the date left blank,

with the Mortgagee or the Mortgagee's nominee at the time it executes this document.

2.3 Certificates and Transfers for Acquired Shares

If the Mortgagor acquires any Acquired Shares it must immediately deposit:

(a) all Certificates in respect of the Acquired Shares; and

(b) all Transfers (in form and number satisfactory to the Mortgagee) in respect of the Acquired Shares, with the name of the transferee, the consideration and the date left blank,

with the Mortgagee or its nominee.

2.4 Deposited Shares

In addition to its obligations in respect of Present Shares and Acquired Shares, the Mortgagor may deposit Certificates and Transfers in respect of other Shares with the Mortgagee or the Mortgagee's nominee at any time.

2.5 Documents relating to New Rights

The Mortgagor must deposit with the Mortgagee or the Mortgagee's nominee all certificates, transfers and other documents or agreements evidencing title to New Rights that are sufficient to transfer all the Mortgagor's interest in the New Rights to the Mortgagee or the Mortgagee's nominee.

2.6 Dividends and votes

Until an Event of Default occurs, the Mortgagor may:

(a) exercise all rights (including voting rights) in connection with the Mortgaged Property; and

(b) (subject to this document) receive and retain the benefits of all New Rights.

2.7 Mortgagee entitled to exercise rights on default

If an Event of Default occurs and only for so long as an Event of Default subsists:

(a) the Mortgagor's rights under clause 2.6 immediately cease;

(b) the Mortgagee may exercise or refrain from exercising any rights in connection with the Mortgaged Property; and

(c) the Mortgagee may receive and retain all New Rights.

2.8 Registration on default

If:

(a) an Event of Default occurs; and

(b) at any time afterwards, the Mortgagee gives notice to the Mortgagor requiring it to do so,

the Mortgagor must do everything necessary to ensure that the Mortgaged Property is registered in the name of the Mortgagee or its nominee in accordance with any directions contained in that notice.

2.9 Collateral Security

The Mortgage is collateral to and secures the same money as is secured by each Collateral Security.

2.10 Priorities

For the purposes of fixing priorities between the Mortgage and any subsequent charge registered under the Corporations Act and for no other purposes, the Mortgage secures a prospective liability up to a maximum amount of $20,000,000. The Mortgage may also secure prospective liabilities in excess of this specified maximum amount.

3. RESTRICTIONS ON DEALING WITH MORTGAGED PROPERTY

The Mortgagor must not:

(a) create, attempt to create or permit to exist any Encumbrance other than a Permitted Encumbrance in relation to the Mortgaged Property (whether ranking ahead of, equally with or after, the Mortgage); or

(b) dispose of, declare a trust over or otherwise create or permit the creation or existence of any interest in, or part with possession of, any Mortgaged Property,

without the Mortgagee's consent.

4. REPRESENTATIONS AND WARRANTIES

4.1 General representations and warranties

Each Mortgagor severally represents and warrants to the Mortgagee in relation to itself that:

(a) **(status)** it and each of its subsidiaries is a company limited by shares under the Corporations Act;

(b) **(power)** it has full legal capacity and power to:

(i) own its property and to carry on its business; and

(ii) enter into the this document and to carry out the transactions that they contemplate;

(c) **(corporate authority)** it has taken all corporate action that is necessary or desirable to authorise its entry into this document and its carrying out the transactions that it contemplates;

(d) **(Authorisations)** it holds each Authorisation that is necessary or desirable to:

(i) enable it to properly execute this document and to carry out the transactions that it contemplates;

(ii) ensure that this document is legal, valid, binding and admissible in evidence; or

(iii) (except in the case of Macquarie) enable it to properly carry on its business,

and it is complying with any conditions to which any of these Authorisations is subject;

(e) **(documents effective)** this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), and this document is an effective Security Interest over the property that is stated to be subject to it with the priority that it contemplates, subject to any necessary stamping or registration;

(f) **(ranking)** its payment obligations under this document rank ahead of all its unsecured and unsubordinated payment obligations (whether present or future, actual or contingent), other than obligations that are mandatorily preferred by law;

(g) **(no contravention)** neither its execution of this document, nor the carrying out by it of the transactions that it contemplates, does or will:

(i) contravene any law to which it or its property is subject or any order of any Government Agency that is binding on it or its property;

(ii) contravene any Authorisation;

(iii) contravene any undertaking or instrument binding on it or its property;

(iv) contravene its constitution; or

(v) require it to make any payment or delivery in respect of any Financial Indebtedness before it would otherwise be obliged to do so;

(h) **(no litigation)** (except in the case of Macquarie) no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, or to the knowledge of any of its officers after due inquiry, pending or threatened which, if adversely decided, could have a Material Adverse Effect on it or any of its subsidiaries;

(i) **(Accounts)**:

(i) the Accounts and any other financial statements and reports that it has given to the Mortgagee have been prepared in accordance with the laws of Australia and (unless inconsistent with those laws) generally accepted accounting principles consistently applied;

(ii) the Accounts that it has given to the Mortgagee give a true and fair view of the financial condition of it and each of its subsidiaries as at the date to which they are made up and of the results of operations of it and each of its subsidiaries for the period that they cover; and

(iii) there has been no change since the date of the most recent Accounts that it has given to the Mortgagee that could have a Material Adverse Effect on it or any of its subsidiaries on a consolidated basis;

(j) **(other information)**:

(i) the other information and reports (if any) that it has given to the Mortgagee in connection with this document are true and accurate in all material respects and not misleading in any material respect (including by omission); and

(ii) any forecasts and opinions in them are fair and reasonable (and were made or formed after due inquiry and consideration),

as at the date of this document, or if given later, when given;

(k) **(disclosure of relevant information)** it has disclosed to the Mortgagee all the information that is material to an assessment by the Mortgagee of the risks that it assumes by entering into this document;

(l) **(no filings or Taxes)** it is not necessary or desirable, to ensure that this document is legal, valid, binding or admissible in evidence, that this document or any other document be filed or registered with any Government Agency, or that any Taxes be paid;

(m) **(no default)** no Event of Default or Potential Event of Default has occurred and is continuing, and it is not in breach of any other document or agreement in a manner that could have a Material Adverse Effect on it;

(n) **(no Controller)** (except in the case of Macquarie) no Controller is currently appointed in relation to any of its property, or any property of any of its subsidiaries; and

(o) **(no trust)** in the case of Macquarie only, it is not entering into this document as trustee of any trust or settlement.

4.2 Representations and warranties regarding Mortgaged Property

Each Mortgagor severally represents and warrants to the Mortgagee in relation to itself that:

(a) **(title)** it has good right and title to, and full power to mortgage, its Mortgaged Property in the manner provided in this document;

(b) **(no Encumbrances)** its Mortgaged Property is free from all Encumbrances other than Permitted Encumbrances;

(c) **(no interest in Shares in the Borrower)** it does not have any interest in any Shares in the Borrower other than the Present Shares and the Acquired Shares;

(d) **(no escrow or other conditions)** its Mortgaged Property is not subject to any escrow or other conditions imposed by the Corporations Act or under the rules of any stock exchange;

(e) **(entire issued Share capital of the Borrower)** all Present Shares together constitute the entire issued Share capital of the Borrower;

(f) **(all calls satisfied)** all calls made in respect of its Mortgaged Property have been satisfied;

(g) **(fully paid Shares)** its Shares in the Mortgaged Property are all fully paid; and

(h) **(no money owing to Borrower or issuer of Deposited Shares)** no money is owing by the Mortgagor to the Borrower or the issuer of Deposited Shares on any account.

4.3 Repetition of representations and warranties

The representations and warranties in this clause are taken to be repeated on each date that any representation and warranty under the Loan Agreement is taken to be repeated, on the basis of the facts and circumstances as at that date.

4.4 Reliance on representations and warranties

The Mortgagor acknowledges that the Mortgagee has executed this document and agreed to take part in the transactions that this document contemplates in reliance on the representations and warranties that are made or repeated in this clause.

4.5 No representations by the Mortgagee

The Mortgagor acknowledges that it has not relied and will not rely on any representation, statement or promise made by or on behalf of the Mortgagee in deciding to enter into this document or to exercise any right under it.

5. MORTGAGOR'S UNDERTAKINGS

5.1 General undertakings

The Mortgagor must:

(a) **(obligation to pay)** subject to clause 22 punctually pay the Secured Money when it becomes payable in accordance with the terms of any written agreement between the Mortgagor or the Borrower and the Mortgagee or, in the absence of any agreement or after default under any agreement, on demand by the Mortgagee only if there has been default by the Debtor in its obligation to pay the Secured Money and while that default subsists;

(b) **(maintain status)** maintain, and ensure that each of its subsidiaries maintains, its status as a company limited by shares under the Corporations Act;

(c) **(hold Authorisations)** obtain and maintain each Authorisation that is necessary or desirable to:

(i) execute this document and to carry out the transactions that it contemplates;

(ii) ensure that this document is legal, valid, binding and admissible in evidence; or

(iii) (except in the case of Macquarie) enable it to properly carry on its business,

and must comply with any conditions to which any of these Authorisations is subject;

(d) **(no administrator)** (except in the case of Macquarie) not appoint, and ensure that none of its subsidiaries appoints, an administrator without notice to the Mortgagee; and

(e) **(registration and stamping)** immediately at its own cost:

(i) ensure that this document is registered (and not just provisionally) under section 263 of the Corporations Act;

(ii) ensure that this document is registered in any other places which the Mortgagee notifies to the Mortgagor if the Mortgagee is reasonably satisfied that registration is necessary or desirable to perfect the Mortgage or to protect the rights of the Mortgagee under this document; and

(iii) ensure that this document is stamped for the proper amount in each state and territory of Australia in which this document is required to be stamped.

5.2 Undertakings regarding Mortgaged Property

The Mortgagor must:

(a) **(outgoings):**

(i) punctually pay all outgoings (including Taxes) payable or deductible by it in relation to the Mortgaged Property other than any amount which it is contesting in good faith where failure to pay that amount will not have a Material Adverse Effect or prejudice Mortgaged Property;

(ii) pay the contested amount after the final determination or settlement of the relevant contest; and

(iii) on request by the Mortgagee, immediately hand to the Mortgagee evidence of every payment covered by this undertaking;

(b) **(preserve and protect security)** promptly do everything necessary or reasonably required by the Mortgagee to:

(i) preserve and protect the value of Mortgaged Property; or

(ii) protect and enforce its title and the Mortgagee's title as mortgagee to Mortgaged Property;

(c) **(comply with constitutions)** do everything the Mortgagor is required to do (including the payment of calls or instalments) by the constitution of the Borrower or of any issuer of Deposited Shares;

(d) **(register)** not request or consent to the removal of:

(i) any Present Shares from the register on which they are recorded or registered at the date of this document; or

(ii) any Acquired Shares or Deposited Shares from the register on which they are recorded or registered at the date on which that Share is mortgaged in accordance with clause 2.1,

without the Mortgagee's consent;

(e) **(New Rights)** give the Mortgagee particulars of all New Rights and documentary or other evidence of New Rights immediately after becoming aware of the New Rights;

(f) **(take up)** at the Mortgagee's request take up New Rights if, in the Mortgagee's opinion, failure to do so could mean the Mortgaged Property or this Mortgage may become materially lessened in value or prejudicially affected;

(g) **(location of registers)** ensure that, as at the date on which that Share is mortgaged in accordance with clause 2.1, each Acquired Share and Deposited Share is recorded or registered on a register held in New South Wales;

(h) **(exercise rights)** at the Mortgagee's request, take any action reasonably required against any person to protect and enforce its rights relating to the Mortgaged Property;

(i) **(comply with obligations)** do everything the Mortgagor is required to do under or in connection with Mortgaged Property; and

(j) **(negative pledge)** not create or permit to exist any Encumbrance over any Mortgaged Property, other than a Permitted Encumbrance.

6. MORTGAGEE'S POWERS

6.1 Mortgagee may exercise powers without notice

(a) To the full extent permitted by law, the Mortgagee is not required to give any notice or allow any time to elapse before:

(i) enforcing this document;

(ii) appointing a Receiver of Mortgaged Property; or

(iii) exercising any power, right, discretion or remedy given to the Mortgagee by any law,

and the Mortgagor waives any statutory requirements for notice or lapse of time.

(b) If a law requires that a period of notice must be given or a lapse of time must occur or be permitted before a power may be exercised, then:

(i) when a period of notice or lapse of time is mandatory, that period of notice must be given or that lapse of time must occur or be permitted by the Mortgagee; or

(ii) when a law provides that a period of notice or lapse of time may be stipulated or fixed by this document, 1 day is stipulated and fixed as that period of notice or lapse of time including where applicable, as the period of notice or lapse of time during which:

(A) default must continue before a notice is given or requirement otherwise made for payment of the Secured Money or the observance of obligations under this document; and

(B) a notice or requirement for payment of the Secured Money or the observance of obligations under this document must remain not complied with before any powers may be exercised.

6.2 Mortgagee's right to make good a default

(a) If the Mortgagor breaches this document, the Mortgagee may do everything it considers to be necessary or desirable to attempt to remedy the breach to the Mortgagee's satisfaction. The Mortgagee is not obliged to do so.

(b) Paragraph (a) does not limit any other right the Mortgagee has under this document or at law.

6.3 Powers on enforcement

If this document has become enforceable, the Mortgagee or any of its Authorised Representatives, without notice to the Mortgagor, may:

(a) exercise any of the powers that might be exercised by a Receiver even if a Receiver has not been appointed; and

(b) complete any Transfer, other transfer or instrument of any nature executed by or on behalf of the Mortgagor in blank and deposited with the Mortgagee as Collateral Security, in favour of the Mortgagee or any appointee of the Mortgagee or any other person.

7. POWER OF ATTORNEY

7.1 Appointment of Attorneys

While an Event of Default subsists, the Mortgagor irrevocably appoints the Mortgagee and each Authorised Representative of the Mortgagee and as an independent appointment appoints any Receiver, severally its attorney to:

(a) **(all acts necessary)** do anything necessary or desirable in the opinion of the Mortgagee or the Attorney to:

(i) give full effect to this document;

(ii) better secure the Mortgaged Property to the Mortgagee in a manner consistent with this document; or

(iii) assist in the execution or exercise of any power,

including execute any Transfer and other transfer (including any Transfer and other transfer in blank) or other document.

(b) **(recover Mortgaged Property)** demand, sue for, recover and give discharge for Mortgaged Property;

(c) **(commence actions)** commence, carry on , enforce, settle, arrange and compromise any proceedings to obtain or enforce the payment or delivery of Mortgaged Property;

(d) **(bankruptcy and winding up)** take any necessary proceedings to procure the bankruptcy or the winding up of any debtor of the Mortgagor in connection with the Mortgaged Property, and attend and vote at meetings of creditors, receive dividends in any bankruptcy or winding up or appoint a proxy for any of these things;

(e) **(compound debts)** compound, settle or compromise any debt of the Mortgagor in connection with the Mortgaged Property;

(f) **(execute deeds)** execute any deed of assignment, composition or release in connection with the Mortgaged Property;

(g) **(exercise Share owner's rights)** exercise all or any powers, rights, discretions and remedies available to any owner or holder (whether beneficial or otherwise) of any Shares included in the Mortgaged Property (including rights available to an owner of Shares under the Corporations Act or any other statute, or under the rules of any stock exchange); and

(h) **(general)** do anything else that the Mortgagor must or may do, or that the Mortgagee may do, under this document or by law,

at the Mortgagor's cost.

Each Attorney may appoint and remove substitutes, and may delegate its powers (including this power of delegation) and revoke any delegation.

7.2 General

(a) An Attorney may do anything contemplated by this clause even if the Attorney is affected by an actual or potential conflict of interest or duty, or might benefit from doing it.

(b) An Attorney may do anything contemplated by this clause in its name, in the name of the Mortgagor or in the name of both of them.

(c) The Mortgagor must ratify anything done by an Attorney under this clause.

(d) The Mortgagor gives the power of attorney in this clause:

(i) to secure performance by the Mortgagor of its obligations to the Mortgagee under this document and any property interest of the Mortgagee under this document; and

(ii) for valuable consideration, receipt of which is acknowledged by the Mortgagor.

8. ENFORCEMENT

8.1 Circumstances when this document may be enforced

The Secured Money will immediately become payable at the Mortgagee's option (despite any delay or previous waiver of the right to exercise that option) without the need for any demand or notice, and this document will immediately become enforceable (whether or not the Secured Money has become payable in this manner) if an Event of Default occurs.

8.2 Enforcement despite earlier payment

This document may be enforced:

(a) even if the Mortgagee accepts a payment of interest or other amount after any default; and

(b) without the need for any notice to, or of any consent or agreement of, the Mortgagor or any other person.

9. DEFAULT INTEREST

9.1 Mortgagor must pay interest

(a) The Mortgagor must pay interest on each amount that is not paid when due (unless the Mortgagor or the Borrower is already required to pay interest on the unpaid amount by the terms of an agreement between the Mortgagee and the Mortgagor or the Borrower), from (and including) the day on which it falls due to (but excluding) the day on which it is paid in full, at the rate calculated in accordance with paragraph (b). This interest must be paid on demand.

(b) Interest on an unpaid amount accrues each day in a Default Interest Period at the Default Rate for that Default Interest Period, and is capitalised (if not paid) on the last day of that Default Interest Period.

9.2 Interest after judgment

If a liability of the Mortgagor becomes merged in a judgment or order, the Mortgagor, as an independent obligation, must pay interest on the amount of that liability, from (and including) the date of the judgment or order until it is paid in full, at the higher of the rate that applies under the judgment or order and the rate calculated in accordance with clause 9.1.

9.3 Accrual and calculation of interest

Interest under this clause:

(a) accrues daily; and

(b) is calculated on the basis of the actual number of days on which interest has accrued and of a 365 day year.

10. APPOINTMENT OF RECEIVER

10.1 Appointment

If this document has become enforceable (whether or not the Mortgagee has entered into possession of all or any of the Mortgaged Property) the Mortgagee or any Authorised Representative of the Mortgagee may at any time:

(a) appoint any person or any 2 or more persons jointly and severally to be a receiver or receiver and manager (or an additional receiver or receiver and manager) of Mortgaged Property;

(b) remove the Receiver and in case of the removal, retirement or death of any Receiver appoint another as a replacement; and

(c) fix the remuneration of the Receiver.

Subject to clause 10.2 and the next sentence, every Receiver appointed under this subclause will be the Mortgagor's agent and the Mortgagor alone will be responsible for his acts and defaults and remuneration. The Mortgagee may by notice to the Mortgagor and the Receiver require the Receiver to act as the Mortgagee's agent.

10.2 Receiver other than as Mortgagor's agent

The power to appoint a Receiver under this clause may be exercised even though:

(a) at the time when this document becomes enforceable or when an appointment is made, an order may have been made or a resolution may have been passed to wind up the Mortgagor; or

(b) a Receiver appointed in the circumstances specified in the preceding paragraph may not, or may not in some respects, act as the Mortgagor's agent.

10.3 Powers of Receiver

The Receiver will have full power to do all or any of the following:

(a) **(take possession)** take possession of, collect and get in the Certificates and the Transfers held or entitled to be held by the Mortgagee under the Mortgage and the Mortgaged Property and for that purpose to take proceedings (in the name of the Mortgagor or otherwise);

(b) **(give up possession)** give up possession of the Certificates and the Transfers held or entitled to be held by the Mortgagee under the Mortgage and the Mortgaged Property;

(c) **(exercise Mortgagee's rights)**:

   (i) exercise all or any of the Mortgagee's powers, rights, discretions and remedies under this document; and

   (ii) comply with the directions given by the Mortgagee;

(d) **(borrow from Mortgagee)**:

   (i) borrow from the Mortgagee any money that may be required for the purpose of exercising the Mortgagee's rights under this document; and

   (ii) (in the name of the Mortgagor or otherwise) secure any money borrowed by mortgage or charge over Mortgaged Property so that the mortgage or charge may rank in priority to, equally with or after the Mortgage,

   without the Mortgagee being bound to enquire whether the borrowing is necessary or proper or responsible for the misapplication or non application of any money borrowed;

(e) **(exercise Share owner's rights)** exercise all or any powers, rights, discretions and remedies available to any owner or holder (whether beneficial or otherwise) of any Shares included in the Mortgaged Property (including rights available to an owner

of Shares under the Corporations Act or any other statute, or under the rules of any stock exchange);

(f) **(registration)** do everything necessary to obtain registration of the Mortgaged Property in the name of the Mortgagee or its nominee and to enable the Mortgagee or its nominee to receive New Rights;

(g) **(New Rights)** receive all New Rights;

(h) **(settle disputes)**:

(i) settle, arrange and compromise any accounts, claims, questions or disputes that may arise in connection with the Mortgaged Property or in any way relating to this document; and

(ii) execute releases or other discharges in relation to the settlement, arrangement, or compromise;

(i) **(sell)** sell or agree to sell (whether or not the Receiver has taken possession), exchange or otherwise dispose of (absolutely or conditionally) Mortgaged Property (or agree to do so):

(i) by public auction, private sale or tender for cash or on credit;

(ii) in one lot or in parcels;

(iii) with or without special conditions, (such as conditions as to title or time or method of payment of purchase money) including by allowing the purchase money to remain:

(A) outstanding on the security of a mortgage over the property sold or over any other property; or

(B) owing without any security; and

(iv) on other terms the Receiver considers desirable,

without being responsible for any loss;

(j) **(transfer on sale)** execute Transfers, other transfers and assignments of Mortgaged Property (including in the name of the Mortgagor), and do everything to complete any sale under paragraph (i) that the Receiver thinks necessary;

(k) **(employees and agents)** engage employees, agents, advisers and contractors for any of the purposes of this clause on terms that the Receiver thinks appropriate;

(l) **(give receipts)** give receipts for all money and other property that may come into the hands of the Receiver in exercise of any power given by this document;

(m) **(enforce contracts)** carry out and enforce or otherwise obtain the benefit of all contracts:

(i) entered into or held by the Mortgagor in connection with the Mortgaged Property; or

(ii) entered into in exercise of the powers given by this document;

(n) **(make debtors bankrupt)** make debtors bankrupt and wind up companies and do everything in connection with any bankruptcy or winding up that the Receiver thinks desirable to recover or protect Mortgaged Property;

(o) **(perform undertakings)** do everything necessary to perform any undertaking of the Mortgagor in this document;

(p) **(receive money)** receive all money or other property payable or deliverable to the Mortgagor from Mortgaged Property;

(q) **(desirable or incidental matters)**:

(i) do or cause to be done everything that the Receiver thinks desirable in the interests of the Mortgagee; and

(ii) do anything incidental to the exercise of any other power;

(r) **(take legal proceedings)** take proceedings (including in the name of the Mortgagor) in connection with any of the above; and

(s) **(delegate)** with the Mortgagee's consent delegate any of the powers given to the Receiver by this clause to any person.

11. PROTECTION OF MORTGAGEE AND APPOINTEES

11.1 Protection of Mortgagee and Receiver

(a) The Mortgagee is not obliged to:

(i) notify any debtor or member of the Mortgagor or any other person of this document; or

(ii) enforce payment of any money payable to the Mortgagor, or take any step or proceeding for any similar purpose,

but may do so.

(b) None of the Mortgagee, any of its Authorised Representatives or any Receiver is liable for any omission or delay in exercising any power, right, discretion or remedy under this document or for any involuntary loss or irregularity that may occur in relation to the exercise or non-exercise of any of them except to the extent of its own fraud, gross negligence or wilful misconduct.

11.2 Conflict of interests

The Mortgagee, an Authorised Representative of the Mortgagee or other person appointed by the Mortgagee under this document, an administrator of the Mortgagor appointed by the Mortgagee, an Attorney and a Receiver may exercise or agree to exercising a power given by this document or by law even though that person may have a conflict of interests in exercising the power.

11.3 Liability for loss

(a) The Mortgagee is not liable for any loss that the Mortgagor suffers as a direct or indirect result of:

(i) the lawful exercise or attempted lawful exercise of, or failure to exercise, any of its rights contained in this document; and

(ii) any release or dealing with any other Guarantee or Encumbrance (including any prejudice to or loss of the Mortgagor's rights of subrogation),

except to the extent of its own fraud, gross negligence or wilful misconduct.

(b) If the Mortgagee or a Receiver enters into possession of Mortgaged Property, none of the Mortgagee, any of its Authorised Representatives or any Receiver is liable:

(i) to account as mortgagee in possession or for anything except actual receipts; or

(ii) for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable,

except to the extent of its own fraud, gross negligence or wilful misconduct.

12. PROTECTION OF THIRD PARTIES

12.1 Dealings under this document

A purchaser or other party to a disposal or dealing in attempted exercise of a power contained in this document is not:

(a) bound to enquire whether there has been a default, whether a Receiver has been properly appointed or about the propriety or regularity of a sale, disposal or dealing; or

(b) affected by notice that a sale, disposal or dealing is unnecessary or improper.

Despite any irregularity or impropriety in a sale, disposal or dealing, it is to be treated, for the protection of the purchaser or other party to the disposal or dealing, as being authorised by this document and valid.

12.2 Receipts

A receipt that the Mortgagee, one of its Authorised Representatives or a Receiver gives for any money payable to or receivable by the Mortgagee or the Receiver because of this document will:

(a) relieve the person paying or handing over money or other property from all liability:

(i) for the application (or any loss or misapplication) of the money or other property;

(ii) to enquire whether the Secured Money has become payable; and

(iii) (where appropriate) as to the propriety or regularity of the appointment of the Receiver; and

(b) discharge the person paying that money from its liability to pay that money.

13. APPLICATION OF MONEY

13.1 Order

(a) Money that the Mortgagee or a Receiver receives under or because of this document is to be applied in the following order:

(i) **(expenses)** first in payment of all expenses that the Mortgagee or a Receiver incurs in or incidental to the lawful exercise or attempted lawful exercise of a power or otherwise in relation to any Transaction Document;

(ii) **(outgoings)** then in payment of any other outgoings that the Receiver or the Mortgagee thinks it appropriate to pay;

(iii) **(Receiver)** then in payment to the Receiver of any remuneration (whether by way of commission or otherwise);

(iv) **(indemnities)** then in payment to the Mortgagee or a Receiver of any amount necessary to give effect to any indemnity contained in this document; and

(v) **(Secured Money)** then in payment to the Mortgagee of the Secured Money.

(b) Any surplus will belong to the Mortgagor or other persons entitled to it. The Mortgagee or Receiver may pay the surplus to the credit of a bank account in the name of the Mortgagor or other person entitled to it and will then be under no further liability in relation to it. The surplus will not accrue interest.

13.2 Only actual receipts credited

In applying any money towards the Secured Money, the Mortgagor's account will be credited only with the amount of the money that the Mortgagee actually receives for that purpose. The credit will date from the time of receipt.

13.3 Compensation

If any compensation becomes payable for Mortgaged Property, the Mortgagee may:

(a) apply the sum received on account of any compensation, at the Mortgagee's option, in or towards repayment of the Secured Money;

(b) make, enforce, settle or compromise any claims relating to compensation; and

(c) execute any necessary assurances and releases in the names of the Mortgagor and the Mortgagee.

If any compensation comes into the hands of the Mortgagor before a final irrevocable discharge of this document, the Mortgagor must immediately pay it to the Mortgagee.

14. CONTINUING SECURITY AND THIRD PARTY PROVISIONS

14.1 Nature of obligations and enforcement

The Mortgagor's obligations in this document:

(a) are principal obligations, and not ancillary or collateral to any other right or obligation; and

(b) may be enforced against the Mortgagor without the Mortgagee first being required to:

(i) exhaust any remedy it may have against the Borrower; or

(ii) enforce any security it may hold relating to the Secured Money.

14.2 Preservation of Mortgagor's obligations

The Mortgagor's obligations in this document are absolute, unconditional and irrevocable. The liability of the Mortgagor under this document extends to and is not affected by any circumstance, act or omission which, but for this subclause, might otherwise affect it at law or in equity including:

(a) the grant of any time, waiver or other indulgence or concession;

(b) the discharge or release of the Borrower, the Mortgagor or any other person;

(c) any transaction or arrangement that may take place between the Mortgagee and the Borrower, the Mortgagor or any other person;

(d) the occurrence of an Insolvency Event in relation to the Borrower, the Mortgagor or any other person;

(e) the Mortgagee or any other person dealing or not dealing in any way with any other Guarantee, Encumbrance, document or agreement;

(f) the Mortgagee or any other person:

(i) exercising or not exercising any other Guarantee or Encumbrance or any right or remedy conferred on it by law or in equity or by any document or agreement; or

(ii) not recovering any money owing by the Borrower;

(g) any variation (including a variation which increases, or extends the duration of, the Secured Money), replacement, extinguishment, unenforceability, failure, loss, abandonment or transfer of any document or agreement relating to the Secured Money (including this document and any other Guarantee or Encumbrance held by the Mortgagee from any person at any time);

(h) the obligations of the Mortgagor or any other person under this document or any other document or agreement relating to the Secured Money or this document (including any other Guarantee or Encumbrance) being or becoming illegal, void, voidable, unenforceable or disclaimed by a liquidator or trustee for creditors or in bankruptcy;

(i) the Mortgagee not giving the Mortgagor notice of any default by the Borrower or any other person;

(j) the Mortgagee not disclosing any information to the Mortgagor;

(k) any representation made or information given by the Mortgagee to the Mortgagor;

(l) any change in the legal capacity, rights or obligations of, or other circumstance related to, the Borrower, the Mortgagor or any other person;

(m) any legal limitation, disability, incapacity or other circumstance related to the Borrower, the Mortgagor or any other person;

(n) any invalidity or irregularity in the execution of any Transaction Document or any deficiency in the powers of the Borrower or the Mortgagor;

(o) any assignment by the Mortgagee, with or without the knowledge of the Borrower or the Mortgagor;

(p) any obligation of the Borrower being discharged by operation of law;

(q) any person who was intended to be bound as a guarantor or surety in relation to the Secured Money not becoming bound or ceasing to be bound;

(r) any laches, acquiescence, delay, act, omission or mistake on the part of, or suffered by, the Mortgagee or any other person, in relation to this document or any other Guarantee, Encumbrance, document or agreement;

(s) the receipt by the Mortgagee or any other person of any dividend or money after an Insolvency Event in relation to the Borrower, the Mortgagor or any other person;

(t) any judgment or right which the Mortgagee may have or exercise against the Borrower, the Mortgagor or any other person;

(u) the opening or operation of a new account by the Borrower with the Mortgagee or any other person;

(v) the amendment of the constitution, trust deed or other constituent document of the Borrower or the Mortgagor;

(w) if the Borrower or the Mortgagor is a member of a partnership, firm, joint venture or association, any change in the structure, membership, name or business of that partnership, firm, joint venture or association;

(x) if the Borrower or the Mortgagor is a trustee of a trust, any breach or variation of the terms of that trust; or

(y) if the Mortgagor is a director or shareholder of the Borrower, any change in that directorship or shareholding.

14.3 Continuity

The Mortgage:

(a) is a continuing security, and remains in full force until a final irrevocable discharge of the Mortgage is given to the Mortgagor despite any transaction or other thing (including a settlement of account or intervening payment); and

(b) will apply to the present and future balance of the Secured Money.

14.4 Limitations on Mortgagor's rights

Until the Secured Money has been irrevocably paid and discharged in full, the Mortgagor may not:

(a) share in any Guarantee, Encumbrance or money received or receivable by the Mortgagee in relation to the Secured Money or stand in the place of the Mortgagee in relation to any Guarantee, Encumbrance or right to receive money;

(b) take any steps to enforce a right or claim against the Borrower relating to any money paid by the Mortgagor to the Mortgagee under this document;

(c) have or exercise any rights as surety in competition with the Mortgagee;

(d) receive, claim or have the benefit of any payment (including a payment under a Guarantee), distribution or Encumbrance from or on account of the Borrower or any other person in relation to the Secured Money;

(e) in reduction of its liability under this document, raise a defence, set off or counterclaim available to itself, the Borrower or a co-surety or co-indemnifier against the Mortgagee or claim a set off or make a counterclaim against the Mortgagee; or

(f) claim to be entitled by way of contribution, indemnity, subrogation, marshalling or otherwise to the benefit of any document or agreement to which the Mortgagee is a party.

14.5 No marshalling

The Mortgagee is not under any obligation to marshal or appropriate in favour of the Mortgagor or to exercise, apply, perfect or recover any Encumbrance that the Mortgagee holds at any time or any funds or property that the Mortgagee may be entitled to receive or have a claim on.

14.6 Effect of Insolvency Event

(a) If the Borrower is wound up or bankrupted, the Mortgagor irrevocably authorises the Mortgagee to:

(i) prove for all money that the Mortgagor has paid under this document; and

(ii) retain and carry into a suspense account and appropriate at the Mortgagee's discretion any dividends and other money received in relation to the Secured Money,

until the Secured Money has been irrevocably paid and discharged in full. The Mortgagee is not obliged to do this.

(b) If an Insolvency Event has occurred in relation to a Relevant Person, any amount paid by that Relevant Person (as the case may be) within the preceding 6 months (**relevant payment**) will only be applied against any Secured Money if:

(i) the Mortgagee forms the opinion in good faith (which will be conclusively binding on the Mortgagor) that it will not be required to pay the relevant payment to any person under any law relating to bankruptcy, winding up or the protection of creditors; or

(ii) a final judgment is given by a court of competent jurisdiction in favour of the Mortgagee that it is not required to pay the relevant payment to any person under any law relating to bankruptcy, winding up or the protection of creditors.

(c) If an amount is applied against any Secured Money and the Mortgagee forms the opinion in good faith that it is obliged to pay the relevant payment to any person under any law relating to bankruptcy, winding up or the protection of creditors:

(i) the Mortgagee's rights are to be reinstated and will be the same in relation to that amount as if the application, or the payment or transaction giving rise to it, had not been made; and

(ii) the Mortgagor must immediately do anything (including the signing of documents) required by the Mortgagee to restore to the Mortgagee any Guarantee or Encumbrance to which it was entitled immediately before that application or the payment or transaction giving rise to it.

(d) Any discharge or release between the Mortgagee and the Mortgagor is subject to reinstatement of the Mortgagee's rights under this subclause.

15. INDEMNITIES

15.1 Indemnity for breach or preservation of rights

The Mortgagor must indemnify the Mortgagee against, and must pay the Mortgagee on demand the amount of, all losses, liabilities, expenses and Taxes (other than Excluded Taxes) incurred in connection with:

(a) any Event of Default;

(b) the administration, and any actual or attempted lawful preservation or lawful enforcement, of any rights under any Transaction Document; and

(c) any amount required to be paid under any Transaction Document not being paid on its due date including because of:

(i) the cancellation, termination or alteration of any swap or other arrangement made by the Mortgagee to fund that amount; or

(ii) any liquidation or re-employment of deposits or other funds acquired by the Mortgagee to fund that amount.

15.2 Indemnity for exercise of rights or proceedings

To the extent permitted by law, the Mortgagor must indemnify each of the Mortgagee, each Authorised Representative of the Mortgagee and each Receiver, Attorney, agent, administrator of the Mortgagor or other person appointed under this document or the Corporations Act by or on behalf of the Mortgagee as mortgagee under this document against, and must pay each of them on demand the amount of all losses, liabilities, expenses and Taxes (other than Excluded Taxes) that they each incur:

(a) (directly or indirectly) in the lawful exercise or attempted lawful exercise of any of the powers, rights, discretions or remedies (express or implied) vested in them under this document or the Corporations Act; and

(b) in connection with all proceedings, expenses, claims and demands in relation to anything done or omitted in any way relating to Mortgaged Property,

including legal expenses on a full indemnity basis and expenses incurred in engaging consultants.

15.3 Recovery from Mortgaged Property

A person who is entitled to be indemnified for a loss, liability, expense or Tax under clause 15.1 or 15.2 may recover the amount to be indemnified direct from the Mortgaged Property.

16. DISCHARGE

The Mortgagee must at the request and cost of the Mortgagor reconvey, surrender or release any remaining Mortgaged Property (as appropriate) to the Mortgagor and the Mortgaged Property will then be discharged from the Mortgage:

(a) when the Mortgagee is satisfied that:

(i) all the Secured Money has been irrevocably paid and discharged in full or satisfied in accordance with this document and (without limiting this) that clause 14.6 will not later apply; and

(ii) no amount remains contingently payable or may become payable on the security of the Mortgage (including under an indemnity); and

(b) on payment or retention of all expenses incurred by or payable to the Mortgagee, its Authorised Representatives or any Receiver or Attorney.

Any discharge is subject to clause 14.6.

17. CONFIDENTIALITY

A party must not disclose any information concerning the contents of, or the transactions contemplated by, any Transaction Document to any person who is not a party, except to the extent that:

(a) **(permitted by documents)** the disclosure is expressly permitted by a Transaction Document;

(b) **(consent of other party)** the other party consents to the disclosure;

(c) **(public domain)** the information is already in the public domain, unless it entered the public domain because of a breach of confidentiality by the party;

(d) **(employees and advisers)** the disclosure is made on a confidential basis to the party's officers, employees, agents, financiers or professional advisers, and is necessary for the party's business;

(e) **(comply with laws)** the disclosure is necessary to comply with any applicable law, or an order of a court or tribunal;

(f) **(comply with directives)** the disclosure is necessary to comply with a directive or request of any Government Agency or stock exchange (whether or not having the force of law) so long as a responsible person in a similar position would comply;

(g) **(obtain Authorisations)** the disclosure is necessary or desirable to obtain an Authorisation from any Government Agency or stock exchange; or

(h) **(discovery and litigation)** the disclosure is necessary or desirable in relation to any discovery of documents, or any proceedings before a court, tribunal, other Government Agency or stock exchange.

18. NOTICES

18.1 How to give a notice

A notice, consent or other communication under this document is only effective if it is:

(a) in writing, signed by or on behalf of the person giving it;

(b) addressed to the person to whom it is to be given; and

(c) either:

(i) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

(ii) sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full.

18.2 When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a) if it is delivered or sent by fax:

(i) by 5.00 pm (local time in the place of receipt) on a Business Day - on that day; or

(ii) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day; and

(b) if it is sent by mail - on actual receipt.

18.3 Address for notices

A person's address and fax number are those set out below, or as the person notifies the sender:

Mortgagee
Address: Level 11
50 Carrington Street
Sydney NSW 2000

Fax number: (02) 9248 2199
Attention: Managing Director

Mortgagor
Address: 157 Church Street, Ryde, NSW 2112
Fax number: (02) 9807 6800
Attention: The Secretary

19. AMENDMENT AND ASSIGNMENT

19.1 Amendment

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

19.2 Assignment

(a) The Mortgagor may only dispose of, declare a trust over or otherwise create an interest in its rights under this document with the consent of the Mortgagee.

(b) The Mortgagee may dispose of, declare a trust over or otherwise create an interest in its rights under this document without the consent of the Mortgagor, and may disclose to any potential holder of the right or interest any information relating to this document or any party to any of them.

(c) The Mortgagor is not:

(i) responsible for any increased cost or expense payable under this document; or

(ii) obliged to satisfy any increased liability arising under this document,

by reason of the Mortgagee doing anything that is referred to in paragraph (a).

20. GENERAL

20.1 Governing law

(a) This document is governed by the law in force in New South Wales.

(b) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

20.2 Giving effect to this document

The Mortgagor must do anything, and must ensure that its employees and agents do anything, that the Mortgagee may reasonably require to:

(a) give full effect to this document;

(b) better secure the Mortgaged Property to the Mortgagee in a manner consistent with this document; or

(c) assist in the execution or exercise of any power,

including execute any Transfer and other transfer (including any Transfer and other transfer in blank) or other document.

20.3 Waiver of rights

A right may only be waived in writing, signed by theparty waiving the right, and:

(a) no other conduct of the party waiving the right (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c) the exercise of a right does not prevent any further exercise of that right or of any other right.

20.4 Operation of this document

(a) This document contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this document and has no further effect.

(b) Any right that the Mortgagee may have under this document is in addition to, and does not replace or limit, any other right that the Mortgagee may have.

(c) Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.

20.5 Operation of indemnities

(a) Each indemnity in this document survives the expiry or termination of this document.

(b) The Mortgagee may recover a payment under an indemnity in this document before it makes the payment in respect of which the indemnity is given.

20.6 Consents

Where this document contemplates that the Mortgagee may agree or consent to something (however it is described), the Mortgagee may:

(a) agree or consent, or not agree or consent, in its absolute discretion; and

(b) agree or consent subject to conditions,

unless this document expressly contemplates otherwise.

20.7 Statements by Mortgagee

A statement by an Authorised Representative of the Mortgagee on any matter relating to this document (including any amount owing by the Mortgagor) is prima facie evidence of the matters stated in it.

20.8 No merger

Nothing in this document merges with any other Security Interest, or any Guarantee, judgment or other right or remedy, that the Mortgagee may hold at any time.

20.9 Exclusion of contrary legislation

Any legislation that adversely affects an obligation of the Mortgagor, or the exercise by the Mortgagee of a right or remedy, under or relating to this document is excluded to the full extent permitted by law.

20.10 Counterparts

This document may be executed in counterparts.

20.11 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

21. TRUSTEE PROVISIONS

21.1 Application

This clause 21 applies where a Mortgagor has entered into this document as the trustee of a Relevant Trust.

21.2 Warranties relating to a Relevant Trust

Each Mortgagor who has entered into this document as the trustee of a Relevant Trust severally represents and warrants to the Mortgagee in relation to itself that:

(a) a true and complete copy of the trust deed establishing the Relevant Trust (**Trust Deed**) has been supplied to the Mortgagee prior to the date of this document;

(b) the Relevant Trust is validly created and subsisting and no circumstances exist pursuant to which it may be determined and no date for the vesting of any of the Relevant Trust fund has been appointed other than as may be set out in the Trust Deed;

(c) it is validly appointed as the sole trustee of the Relevant Trust, is not in breach of its obligations as trustee, has not given any notice of resignation and no circumstances exist pursuant to which it may be removed;

(d) this document is duly executed and granted pursuant to proper exercise of its powers as trustee of the Relevant Trust and all formalities required by the Trust Deed in connection with this document have been complied with;

(e) execution and performance of this document is for a proper purpose of the Relevant Trust and the Relevant Trust is receiving a valuable commercial benefit in return for entering into this document;

(f) it is the legal owner of all the assets of the Relevant Trust;

(g) there is no dispute between it as the trustee of the Relevant Trust and any other person in relation to the Relevant Trust or the assets of the Relevant Trust (**Trust Assets**);

(h) it has full capacity and power under the Trust Deed to own the Relevant Trust fund and carry on the business of the Relevant Trust as it is now being conducted;

(i) it has the right to be fully indemnified out of the Relevant Trust fund in relation to any liability of the Relevant Trust and its obligations under this document and any transactions contemplated by it and:

(i) such right has not been modified, released or diminished in any way;

(ii) the Relevant Trust fund is sufficient to satisfy such right in full; and

(iii) it has not released or disposed of its equitable lien over the Relevant Trust fund;

(j) there is nothing relating to the Relevant Trust which has not been disclosed to the Mortgagee and which might, if disclosed, reasonably be expected to effect Mortgagee's decision to enter into any transaction with the Mortgagor as Trustee or to rely on this document; and

(k) the Trust Deed complies with all applicable laws.

21.3 Specific prohibitions relating to a Relevant Trust

Subject to the terms of this document, a Mortgagor who has entered into this document as the trustee of a Relevant Trust must not, without the Mortgagee's consent:

(a) cease to be the sole trustee of the Relevant Trust or do anything which would cause or permit its removal or permit any additional substitute trustee to be appointed;

(b) cause or permit the Relevant Trust to be determined or a vesting date to be appointed;

(c) do or permit anything which adversely affects the Trustee's right of indemnity against the Trust Assets;

(d) in any way vary the Trust Deed or permit it to be varied in a way which could have a Material Adverse Effect;

(e) delegate any powers as trustee of the Relevant Trust or exercise any power of appointment in a way which could have a Material Adverse Effect.

21.4 New trustees

A Mortgagor who has entered into this document as the trustee of a Relevant Trust must procure that any person who becomes a trustee of the Relevant Trust (whether in replacement of or addition to the relevant Mortgagor) enters into an agreement with the

Mortgagee whereby it agrees to perform the obligations of the relevant Mortgagor under this document.

21.5 Undertakings relating to a Relevant Trust

A Mortgagor who has entered into this document as the trustee of a Relevant Trust must:

(a) comply with its obligations as trustee of the Relevant Trust, whether under the Trust Deed or otherwise;

(b) ensure that its powers under the Trust Deed are not revoked or modified in a way which could have a Material Adverse Effect; and

(c) ensure that no part of the Relevant Trust fund is resettled, set aside or transferred to any other person, whether as trustee or otherwise, or mixed with any other property, without the Mortgagee's consent or in a way which could have a Material Adverse Effect.

21.6 Limitation of liability

(a) Each Trustee enters into this document only in its capacity as trustee of the Relevant Trust and in no other capacity. A liability arising under or in connection with this document is limited to and can be enforced against a Trustee only to the extent to which it can be satisfied out of property of the Relevant Trust out of which the Trustee is actually indemnified for the liability. This limitation of a Trustee's liability applies despite any other provision of this document (other than paragraph (c) below) and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this document.

(b) The parties may not sue a Trustee in any capacity other than as trustee of the Relevant Trust, including seek the appointment of a receiver (except in relation to property of the Relevant Trust), a liquidator, an administrator or any similar person to the Trustee or prove in any liquidation, administration or arrangement of or affecting the Trustee (except in relation to property of the Relevant Trust).

(c) The provisions of this Clause 21.6 shall not apply to any obligation or liability of a Trustee to the extent that it is not satisfied because under the Trust Deed establishing the Relevant Trust or by operation of law there is a reduction in the extent of the Trustee's indemnification out of the assets of the Relevant Trust, as a result of the Trustee's fraud, negligence or breach of trust.

22. LIMITED RECOURSE

22.1 Application of clause

This clause 22 applies notwithstanding any other provisions contained in any Transaction Document. In the event of any inconsistency between this clause 22 and a provision in any Security or the Loan Agreement, this clause 22 will prevail.

22.2 Limitation on recourse against a Mortgagor

(a) While an Event of Default subsists, the Mortgagee will not enforce against a Mortgagor any of the rights, powers or remedies available to it under this document except to the extent necessary to enforce its rights in relation to the Mortgaged Property and the proceeds of the sale of the Mortgaged Property.

(b) Without limiting the generality of clause 22.2(a), the Mortgagee will not take any step to:

(i) have an administrator appointed to a Mortgagor;

(ii) have a Receiver appointed to a Mortgagor, other than a Receiver of the Mortgaged Property;

(iii) have a Mortgagor wound up or to prove in any winding up of a Mortgagor, except to the extent necessary to get access to the Mortgaged Property;

(iv) obtain a judgment against a Mortgagor for the payment of money except to the extent necessary to get access to the Mortgaged Property;

(v) carry out any distress or execution on any property of a Mortgagor other than the Mortgaged Property; or

(vi) exercise any right of set-off, right to consolidate accounts or banker's lien against a Mortgagor, except to the extent necessary to get access to the Mortgaged Property.

(c) If the Mortgagee does not recover all of the Secured Money as a result of enforcing its rights in relation to the Mortgaged Property, the Mortgagee must not seek to recover any shortfall from a Mortgagor in any other manner.

22.3 Secured Money

(a) The obligation of a Mortgagor to pay the Secured Money under this document can only be satisfied by the Mortgagee enforcing its rights in relation to the Mortgaged Property and not against any other property of a Mortgagor.

(b) A Mortgagor is not obliged to make any payment to the Mortgagee in relation to the Secured Money.

EXECUTED as a deed.

SIGNED, SEALED and **DELIVERED** for **MACQUARIE BANK LIMITED**under power of attorney in the presence of:

Signature of attorney

Signature of witness

ROBB MACNICOL STEVE BULLOCH

Name

PETER FALUDI

Name

21 March 2003

Date of power of attorney

EXECUTED by **RMM (NO. 2) PTY LIMITED**:

Signature of director

Signature of director / secretary

Robert Maxwell Mawhinney

Name

Jennifer Anne Mawhinney

Name

EXECUTED by **PLN (NO. 2) PTY LIMITED**:

Signature of director

Signature of director / secretary

Paul Notaras

Name

Mari Culligan

Name

EXECUTED by SH (NO. 2) PTY LIMITED:

Signature of director

Shaun Hannah

Name

Signature of director/secretary

Ashley Hannah

Name

EXECUTED by INTREPID WAY PTY LIMITED, by its sole director and sole company secretary:

Signature of sole director and sole company secretary

DAVID AGOSTINIS.

Name

EXECUTED by ANFIELD GROUP PTY LIMITED, by its sole director and sole company secretary:

Signature of sole director and sole company secretary

ALASTAIR WRIGHT

Name

SIGNED, SEALED and **DELIVERED** for **BOS INTERNATIONAL (AUSTRALIA) LIMITED** under power of attorney in the presence of:

Signature of attorney

~~26 MAR 2003~~ Darren Symons

Name

26 MAR 2003

Date of power of attorney

Signature of witness

NEIL SUTTON.

Name

2003-11-S1C-8

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


MACQUARIE
BANK

30 April 2003

Mr Clive Guthrie
Head of Structured Finance
Trust Company of Australia Limited
35 Clarence Street
SYDNEY NSW 2001



Dear Mr Guthrie

Periodic Report for Macquarie Income Securities ("the MIS")

In accordance with clause 5.1(b) of the Trust Deed dated 14 October 1999 ("the Deed") and section 1058(1) of the Corporations Law, the undersigned, on behalf of all the Directors of Macquarie Finance Limited ("the Issuer"), report that in relation to the period from 13 January to 11 April 2003:

(a) the Issuer has complied with and not exceeded the borrowing limitation as set out in clause 3.8 of the Deed;

(b) the Issuer and Macquarie Bank Limited ("the Guarantor") have complied with all covenants and provisions binding upon them respectively, by and under the Deed;

(c) no event has occurred that has caused or could cause the MIS or any provision of the Deed to become enforceable;

(d) there are no circumstances affecting the Issuer or the Guarantor that materially affect any security or charge included in or created by the MIS;

(e) there has been no substantial change in the nature of the business conducted by either the Issuer and its subsidiary or the Guarantor since the Issue Date that has not been previously reported to you in accordance with section 1058 of the Corporations Law; and

(f) as at 11 April 2003, the Issuer had lent the following amounts to related bodies corporate:

$402,244,975 to Macquarie Leasing Pty Limited; and
$72,679,116 to Macquarie Acceptances Limited.

These facilities are unsecured.

For and on behalf of the Board of Directors of Macquarie Finance Limited

G.C. Ward
Director

P.J. Robertson
Director

Copy to: Australian Securities and Investments Commission

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

Wednesday 30 April 2003


MACQUARIE
BANK

Fund Raising Manager
Australian Securities and Investment Commission
Regional Office
GPO Box 9827
Melbourne VIC 3001

Dear Sir/Madam

Macquarie Finance Limited: Macquarie Income Securities

Please find attached a copy of the report prepared by the directors of Macquarie Finance Limited to the Trustee, being Trust Company of Australia Limited, dated Wednesday 30 April 2003, together with a cheque in the sum of $30 made payable to the ASIC for lodgement fees.

A copy of the report is lodged in compliance with section 1058(1) of the Corporations Act 2001 and in accordance with the Trust Deed.

If you have any queries, please do not hesitate to contact me.

Yours faithfully

Kristen Findlay
Company Secretarial


RECEIVED
- 9 MAY 2003
ASIC
VIC

2003 ASIC

ASIC registered agent number	17290	207 page 1/1 15 July 2001
lodging party or agent name	MACQUARIE BANK LIMITED	
office, level, building name or PO Box no.	LEVEL 15	
street number & name	No 1 MARTIN PLACE	
suburb/city	SYDNEY state/territory NSW postcode 2000	
telephone	(02) 3232 3333	
facsimile	(02) 3232 4330	
DX number	10287 suburb/city SYDNEY STOCK EXCHANGE	

ASS. ☐ CASH ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form 207

Corporations Act 2001
254X(1)

Notification of share issue

SENDER TO KEEP
CN7091208

company name MACQUARIE BANK LIMITED
A.C.N. 008 583 542

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 19/05/2003 to 29/05/2003

Class of shares - show only details of shares which have been issued

class code	full title
ORD	

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
PLEASE SEE ANNEXURE A			

1. Have all shares been issued for cash only? Yes ☐ No ☐
If Yes, lodge this form. No other forms are required. If No, see item 2

2. Were some or all of the shares issued under a written contract Yes ☑ No ☐
If Yes, Proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid.
Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Angela Blair capacity Secretary

sign here [signature] date 29/5/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins

Macquarie Bank Limited

ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 207 Allotment of Shares signed by me and dated 29 May 2003

Class of Share	Number Issued	Amount (if any) paid, or agreed to be considered as paid, per share	Amount unpaid (if any) per share
ORD	28,334	$13.32	$Nil
ORD	11,334	$14.18	$Nil
ORD	181,494	$14.29	$Nil
ORD	5,668	$14.36	$Nil
ORD	14,000	$14.47	$Nil
ORD	14,168	$14.48	$Nil
ORD	5,668	$14.59	$Nil
ORD	11,336	$14.62	$Nil
ORD	5,000	$17.07	$Nil
ORD	188,850	$18.51	$Nil
ORD	107,500	$18.89	$Nil
ORD	3,000	$19.00	$Nil
ORD	16,667	$20.18	$Nil
ORD	12,500	$20.29	$Nil
ORD	33,952	$23.94	$Nil
ORD	1,650	$24.24	$Nil
ORD	8,332	$24.56	$Nil

Total Shares Issued **649,453**

ANGELA BLAIR
SECRETARY
29.5.03

EMPLOYEE SHARE OPTION PLAN

PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN
JUNE 2003


MACQUARIE
BANK

Macquarie Bank Limited (ABN 46 008 583 542)

FINAL 2003

This Prospectus is dated 27 June 2003. A copy of this Prospectus was lodged with ASIC on 27 June 2003.

Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary of Terms.

TABLE OF CONTENTS

HOW TO APPLY FOR OPTIONS	1
1. OVERVIEW	2
2. THE OFFER AND THE OPTION PLAN	4
3. DEFERRED EMPLOYEE SHARE OPTION PLAN	20
4. TAXATION CONSIDERATIONS	26
5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT	34
6. DESCRIPTION OF MACQUARIE BANK LIMITED	39
7. ADDITIONAL INFORMATION	45
APPENDIX: SAMPLE DEED OF GRANT	47
GLOSSARY	50
OPTION APPLICATION INSTRUCTIONS	54
MACQUARIE BANK LIMITED DIRECTORY	55

HOW TO APPLY FOR OPTIONS

Eligible Executives wishing to participate in the Offer should:

- sign the personalised appointment of Power of Attorney that comprises part of the personalised Application Form accompanying this Prospectus; and
- deliver their completed Power of Attorney to Angela Blair, Assistant Company Secretary, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 5.15 pm Sydney time on the closing date specified in the Application Form.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Angela Blair with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS WILL NOT BE ACCEPTED

IMPORTANT NOTICE

This Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Prospectus.

This Prospectus contains general advice only. In determining whether you will accept the Offer you should consider seeking professional financial advice from an independent person who is licensed by ASIC to give you financial advice.

After reading this Prospectus, an Eligible Executive may call Angela Blair on (02) 8232 3506 or Joshua Wyner on (02) 8232 3202 with questions about the procedures relating to the Offer or the Option Plan. If there are any other queries, Eligible Executives should seek advice from their financial adviser.

1. OVERVIEW

This Prospectus sets out the terms and conditions of the 2003/2004 Offers under the Macquarie Bank Employee Share Option Plan. It is to be read subject to the formal Rules which govern the Option Plan, a copy of which is available on MacNet or upon request and which are summarised in this Prospectus.

The Option Plan is an incentive scheme for senior employees of the MBL Group. Currently, participation in the Option Plan is limited to Associate Directors, Division Directors and Executive Directors of, or consultants to, the MBL Group, (together referred to as "Executives" in this Prospectus). The objective is to enhance their performance by providing them with equity interests in the Bank and, hence, further aligning their interests with those of the MBL Group and its shareholders.

Participation in the Option Plan is open only to Eligible Executives and is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated). Eligible Executives have been offered the number of Options and the Options are exerciseable at the price, set out in the personalised Application Form. No consideration is payable for the grant of Options, however any applicable payroll tax may be charged to the Eligible Executive's BCR (Basic Cost Responsibility) see section 4.6.

The Options carry no voting or dividend rights but they allow the holder of the Options to participate in any growth in the Bank's ordinary share price and future bonus and cash issues by exercising the Options in the future at the price set now.

For Options granted on promotion or as part of annual remuneration reviews in 2003, each allocation of Options will vest progressively over four years as follows:

(a) as to one third of the Options, on 1 July 2005;
(b) as to another one third of the Options, on 1 July 2006; and
(c) as to the remaining one third of the Options, on 1 July 2007.

For Options granted to new MBL employees, Options vest progressively over four years as follows:

(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment with the MBL Group;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment with the MBL Group; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment with the MBL Group.

Unexercised Options will lapse after the Expiry Date, normally five years from the date of grant. When an Eligible Executive leaves the employment of the MBL Group, unvested Options will generally lapse immediately and vested Options will also lapse after six

months. Options also lapse in certain other situations. For further details see sections 2.4 and 2.5 below.

Each Option is exerciseable into one fully paid ordinary share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue. The Exercise Price for Eligible Executives granted Options pursuant to promotion or annual compensation review in 2003, will be the weighted average price of the Shares traded on ASX during the month of June 2003 (adjusted for cum-dividend trading and excluding certain special trades). For Eligible Executives being granted Options on commencing employment, the Exercise Price is generally the weighted average price of the Shares traded on ASX during the calendar month before the date the offer of employment was accepted (adjusted for cum-dividend trading and excluding certain special trades).

Exercise of Options is subject to the Bank's staff trading rules. Further, Options granted to UK residents and to Executive Directors of the Bank are subject to certain exercise conditions which must be met before exercise is allowed. See sections 2.7 and 2.9 below. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 2.8 below.

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares resulting from the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 3 of this Prospectus and other Bank restrictions, for example, staff trading rules.

Options may only be acquired in the name of the Eligible Executive or a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive and in all cases will be registered in the name of a nominee company, Lacuna. The Options may not be acquired in any other name. Eligible Executives who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

A description of the Option Plan is contained in the following pages. ***Please carefully read this Prospectus before proceeding to apply for Options.***

2. THE OFFER AND THE OPTION PLAN

2.1 TIMETABLE

The Offer period applying to an Eligible Executive is set out on the personalised Application Form which accompanies this Prospectus. The completed Application Form must be received by 5.15 pm Sydney time on the date shown on the Application Form. **Late applications will not be accepted.**

2.2 THE OPTION PLAN

The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of employees of the MBL Group, including persons who provide services to the Group on a long term consultancy basis. The Plan is governed by the Rules, which are summarised in the following sections of this Prospectus. A full copy of the Rules is available on MacNet or upon request from Angela Blair or Joshua Wyner.

Under the Rules, at any time, the total number of Shares which the Bank would have to issue if all Options which have not lapsed were exercised, may not exceed 20 per cent of the aggregate of:

- the number of Shares on issue at that time (whether fully paid or partly paid); and
- the total number of Shares (whether fully paid or partly paid) which the Bank would have to issue if all rights to require the Bank to issue Shares which the Bank has then granted (including, without limitation, all Options and assuming all those rights are then fully exerciseable or enforceable) were enforced or exercised to the greatest extent permitted.

The Board has also put in place a second limit on the number of Options that may be outstanding at any point in time. This is the same as the limit above but assuming that any exercised Options granted less than five years ago, where the Executive is still with the Group, are still unexercised.

This second Board imposed limit is subject to Board review and amendment over time.

2.3 GRANT OF OPTIONS

2.3.1 Participation in Option Plan

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MBL Group and the services provided to the MBL Group by the Executive;
(b) the Executive's record of employment with or service to the MBL Group;
(c) the Executive's potential contribution to the growth of the MBL Group; and
(d) any other matters which are indicative of the Executive's merit.

If this Offer is accepted, the Bank will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee, which will be registered in the name of Lacuna, on the Optionholder's behalf. On exercise by the Optionholder, Lacuna, as nominee, will initially be allotted Shares which will rank pari passu with all other Shares then on issue. These Shares are then transferred to the beneficial owner, or otherwise dealt with by the beneficial owner, subject to the DESOP provisions described in Section 3, which place certain restrictions on the beneficial owner's ability to deal with these Shares.

2.3.2 Exercise Price

The Exercise Price applicable to an Eligible Executive is set out in his/her personalised Application Form.

The Exercise Price is determined by the Bank. Eligible Executives receiving invitations resulting from the Bank's annual promotion and compensation review process in 2003 will have an exercise price which is the weighted average price of Shares traded on ASX during the month of June 2003 (adjusted for cum-dividend trading and excluding certain special trades). For Eligible Executives being granted Options on commencing employment, the exercise price will normally be the weighted average price of Shares traded on ASX during the calendar month before the date of formal acceptance of the offer of employment (adjusted for cum-dividend trading and excluding certain special trades). However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

2.3.3 Controlled Company/ Permitted Trustee

The Rules allow an Eligible Executive to nominate a Controlled Company, as defined in the Rules, as the beneficial owner of the Options allocated to the Eligible Executive. A Controlled Company is defined in the Rules to mean, in relation to an Executive, a body corporate in respect of which one or more of the following applies:

(a) the Executive holds more than one-half of the issued share capital;

(b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.

If an Eligible Executive wishes to nominate such a company, the Eligible Executive should notify Angela Blair in writing as soon as possible with the name, ACN, place of incorporation and registered office address of the company and evidence to show that it is a Controlled Company of the Eligible Executive so that revised Powers of Attorney can be sent to the Eligible Executive in time to reply by the closing date. The Deed of Grant will be required to be entered into by both the Eligible Executive and the Controlled Company and hence a Power of Attorney for each will be required.

The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, as the beneficial holder of the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an Option on trust for a Participant from time to time. The only entity currently approved as a Permitted Trustee is the "International Pension Plan", which is a pension plan available to certain employees on international assignment in the United Kingdom. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee as the beneficial holder of their Options.

Eligible Executives, who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

If an Eligible Executive accepts this Offer, the Eligible Executive will be required to execute an agreement between the Bank, Lacuna and the Eligible Executive. This agreement will provide that Lacuna will hold the Options as nominee for the Optionholder and that all benefits of ownership will be passed to the Optionholder.

Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options via a Controlled Company or a Permitted Trustee (see section 4.4 below).

No cash outlay will be required to be paid to the Bank other than payment of the Exercise Price on exercise of the Options, plus any Exercise Fee which may be payable in respect of the exercise of Options subject to United Kingdom National Insurance Contributions, (see section 2.7 below). No consideration is payable for the grant of Options, however any applicable payroll tax may be charged to the Eligible Executive's BCR (see section 4.6 below).

Any liabilities associated with holding Options are the responsibility of the Optionholder, particularly as regards the payment of any exercise amount, tax and duties.

Options will be granted shortly after the closing date of the Offer.

2.4 EXPIRY AND LAPSE OF OPTIONS

Options will expire on, and so may not be exercised after, the fifth anniversary of the date of grant ("Expiry Date").

2.4.1 Lapse of Options

Each Option lapses:

(a) on exercise of the Option;

(b) if the Option has not been previously exercised, on the Expiry Date;

(c) if the relevant Executive:

  (i) dies;

  (ii) ceases to be an employee of the MBL Group before the Option has vested (see below); or

  (iii) ceases to be an employee of the MBL Group after the Option has vested and the Option is not exercised within six months of ceasing to be an employee;

(d) if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Bank or any associated company of the Bank and the Executive Committee (in its absolute discretion) determines that the Option lapses;

(e) if the Bank commences to be wound up; or

(f) if the Optionholder was a Controlled Company of an Executive or a Permitted Trustee of an Executive when the Option was granted and, without the prior written consent of the Executive Committee, the Optionholder ceases to be a Controlled

Company of the same Executive or a Permitted Trustee of the same Executive, as the case may be.

If the relevant Executive ceases to be an employee of the MBL Group before an Option has vested and before the Expiry Date, or the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of retirement, ill-health, accident or redundancy).

2.4.2 Employment Events

Options granted under this Offer are issued subject to a condition that a proportion of those Options, held in respect of an Executive which have not yet vested will lapse if an Employment Event occurs in respect of that Executive. For the purpose of Options issued under this Offer, an Employment Event occurs if:

(a) the Executive changes from full-time work to part-time work including part-time consultancy arrangements; or

(b) takes leave without pay, apart from maternity leave, in excess of 3 months; or

(c) the Executive reduces his/her part-time hours of work.

If an Executive takes maternity leave for a period of 12 months, which is immediately followed by a period of approved unpaid leave of more than 3 months, an Employment Event will only occur in respect of that Executive when the period of unpaid leave exceeds 3 months. The number of Options which will lapse as a result of an Employment Event will be calculated immediately prior to the relevant vesting date of the Options, as set out below.

If an Employment Event occurs in respect of an Executive, the number of Options held in respect of that Executive which would be retained by the relevant Optionholder is:

(a) all vested Options at the time of the occurrence of the Employment Event; and

(b) the following proportion of each tranche of unvested Options (determined immediately prior to the relevant vesting date for that tranche):

Tranche 1 (ie those Options which vest on 1 July 2005 or the second anniversary of the date the Executive commenced employment with the MBL Group as the case may be)

$$\frac{\text{number of paid hours worked in 24 months preceding the vesting date}}{\text{2 x annualfull time hours}} \times \text{first tranche}$$

Tranches 2 and 3 (ie those Options which vest on 1 July 2006 and 1 July 2007 respectively, or on the third and fourth anniversary of the date the Executive commenced employment with the MBL Group as the case may be)

$$\frac{\text{number of paid hours worked in 12 months preceding the vesting date}}{\text{annual full time hours}} \times \text{second or third tranche}^*$$

* as appropriate

The remaining unvested Options held in respect of that Executive, which are not to be retained by the relevant Optionholder as determined above will lapse.

The relevant MBL Group Head may determine in their absolute discretion, that some or all Options which would otherwise lapse because of a prior Employment Event do not lapse.

For the purposes of employment at MBL, full-time employment is recognised to comprise 37.5 hours per week. No Executive is entitled to be granted more Options if an Employment Event occurs such as the Executive changing from part-time employment or consultancy to full-time employment or the Executive, being a part-time employee or consultant, increases the number of hours he or she works per week.

For example:

An Executive who holds 3000 unvested Options that were issued under this Offer works full-time from 1 July 2003 to 30 June 2004, that is 37.5 hours per week. If that Executive then changes to part-time work ie 3 days per week from 1 July 2004 to 30 June 2005, that is 22.5 paid hours per week (37.5 x 3/5 = 22.5), then the Executive will retain the following number of the first tranche of his/her Options:

$$\frac{(52x37.5)+(52x22.5)}{2x(52x37.5)} = \frac{3120}{3900} \times 1000 \text{ Options} = 800 \text{ Options}$$

Therefore, 200 of the Executive's unvested Options will lapse.

If the Executive continues part-time work for 3 days per week from 1 July 2005 to 30 June 2006, then the Executive will retain the following number of the second tranche of his/her Options:

$$\frac{(52x22.5)}{(52x37.5)} = \frac{1170}{1950} \times 1000 \text{ Options} = 600 \text{ Options}$$

Therefore, 400 of the Executive's unvested Options will lapse.

If the Executive reverts to full time work from 1 July 2006 to 30 June 2007, then the Executive will retain all of the third tranche of his/her Options, being 1,000 Options.

2.5 VESTING OF OPTIONS

The Options are subject to a vesting arrangement such that Options which have not vested at the date of ceasing employment with the MBL Group will, unless the Board or Executive Committee resolve otherwise, immediately lapse unexercised. The vesting arrangement applicable to the Options offered to an Eligible Executive is set out in his/her Application Form.

For Options granted on promotion or as part of annual remuneration reviews in 2003, each allocation of Options will vest progressively over four years as follows:
(a) as to one third of the Options, on 1 July 2005;
(b) as to another one third of the Options, on 1 July 2006; and
(c) as to the remaining one third of the Options, on 1 July 2007.

For Options granted to new MBL employees, Options vest progressively over four years as follows:
(a) as to one third of the Options, after the second anniversary of the date of commencement of relevant employment with the MBL Group;
(b) as to another one third of the Options, after the third anniversary of the date of commencement of relevant employment with the MBL Group; and
(c) as to the remaining one third of the Options, after the fourth anniversary of the date of commencement of relevant employment with the MBL Group.

Once vested, each Option is exerciseable until the Expiry Date into one Share in the Bank (subject to adjustment over time for bonus issues and similar events described in section 2.11 below), which will be the same as all other Shares then on issue.

2.6 EXERCISE OF OPTIONS

Exercise of Options by Executives is subject to the Bank's staff trading rules at the time of exercise. Under the current staff trading rules, Options may only be exercised:
(a) from the ex-dividend date for the Bank's Shares in May/June until the end of August;
(b) from the ex-dividend date for the Bank's Shares in November/December until the end of February; and/or
(c) during the month immediately preceding the Expiry Date.

The Rules set out other periods during which Options may be exercised including where the Bank makes a rights or entitlements issue of securities to its ordinary shareholders (and the Options have vested), where there is a deemed "Change in Control" of the Bank and where a takeover offer is made for the Shares. Please refer to the Rules for further details.

Subject to the Rules (in particular as described in section 2.10 below) and the staff trading rules, once an Optionholder, or if the Optionholder is a Controlled Company or a Permitted Trustee, the relevant Eligible Executive, leaves the employ of the MBL Group, any vested Options may be exercised during the next six months, (subject to the above staff trading rules) after which the Options will lapse unexercised.

At the time of exercising Options, Optionholders will need to consider whether they are in possession of information which may lead to any contravention of the insider trading laws in the Corporations Act. If in any doubt please seek professional legal advice.

To exercise an Option, an Optionholder must give a notice specifying that he or she wishes to exercise the Option to the Bank accompanied by:

(a) the relevant Option Certificate, if any; and

(b) payment of the full amount of the Exercise Price.

Exercise of an Option is only effective when the Bank receives full value for the full amount of the Exercise Price, which must be made by cheque, bank draft or other immediately available funds in favour of the Bank. The Bank does not currently require a minimum number of Options to be exercised but the Rules provide that the Executive Committee may, in the future, determine a minimum number. The exercise of an Option does not prevent the exercise of any other Option.

Not more than fifteen business days after the exercise of an Option becomes effective, the Bank must allot and issue the Shares the subject of the Option. These Shares will rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with all other Shares then on issue. The Bank must apply to ASX (and any other stock exchange on which the Shares of the Bank are then quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

Where at the same time an Optionholder is obliged under the Rules to make a payment to the Bank and the Bank is also obliged under the Rules to make a payment to the Optionholder, the Executive Committee may decide to set off the amount of those payments so that:

(a) payment of the lesser amount is fully satisfied; and

(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

Please also refer to Section 3 for information on restrictions on Shares resulting from the exercise of Options.

Dealing in Shares resulting from the exercise of Options is also subject to the Bank's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Bank's interim and final results and after the Bank's shareholder annual general meeting.

2.7 EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

* Rates and thresholds are current as at 1 April 2003

In the United Kingdom ("UK"), National Insurance ("NI") contributions will be payable by the Bank at the time of exercise of Options issued to UK residents after 5 April 1999. Employers' NI contributions are currently levied at the rate of 12.8% and in respect of Options will (based on current legislation) be applied on the difference between the amount paid for the Option and the market value of the resulting share(s). Based on current legislation, UK NI contributions will be payable on exercise of Options even if the Grantee has subsequently ceased to be a resident of the UK.

The Executive Committee has resolved to apply the existing Group-wide policy of recovering the cost of such taxes and charges from the affected employees. As a result, Options issued to UK residents pursuant to this Prospectus will be subject to a special "Exercise Fee."

This Exercise Fee will be equivalent to the amount of any taxes or charges (including but not limited to employers' UK NI contributions) which are or may become payable as a result of the exercise of the Options. This amount will be in addition to the Exercise Price of the Options and will be payable at the time the Options are exercised.

UK Residents should also note that employees' NI contributions are also payable by the Grantee. Contributions are due on income derived from UK services calculated as:

Income (£) pa.	**Rate on income in band**
0 – 4,628	0%
4,629 - 30,940	11%
30,941+	1%

A specific Application Form must be completed by Optionholders who will be resident in the UK at the time that their Options are granted. This Application Form sets out details of the Exercise Fee.

2.8 U.S. TRANSFER RESTRICTIONS

Neither the Options nor the Shares issuable upon exercise of the Options have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any U.S. state or other securities laws. The Options and the Shares have not been approved, disapproved or recommended by any U.S. federal, state or other securities commission or regulatory authority.

The Options and the Shares issuable upon exercise of the Options constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. The Options or Shares may be offered, sold or otherwise transferred only (a) outside the United States in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), (c) to a person whom it reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act covering the shares, and in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

2.9 EXERCISE CONDITIONS ON EXECUTIVE DIRECTOR OPTIONS

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. In summary, vested Options granted to Executive Directors who are not members of Executive Committee at the time of grant, may be exercised if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

Executive Directors who are members of the Executive Committee at the time of grant may exercise vested Options if the Bank's average annual return on ordinary equity for the three previous financial years is at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index.

The condition will be examined quarterly from vesting until expiry of the Options. Options which have vested, but are not able to be exercised at a particular examination date, will be exerciseable (until expiry) at or after future quarterly examination dates when and if the exercise conditions pertaining to any of those dates have been met.

2.10 MODIFICATION OF VESTING PERIOD, EXERCISE PERIOD AND EXERCISE CONDITIONS

Where an Executive ceases or gives notice that she/he intends to cease to be an employee of the MBL Group before any Options held vest, or the Executive's Application Form so provides, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

(a) that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;

(b) that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the Expiry Date); and

(c) that any exercise condition of the Option be waived.

2.11 DIVIDEND, VOTING, ADJUSTMENTS AND OTHER RIGHTS

Options carry no dividend or voting rights. The Rules also state that the Option Plan does not give an Executive any additional rights to compensation or damages as a result of the termination of employment or appointment.

2.11.1 Capitalisation of profits or reserves

Where prior to the Expiry Date of an Option, the Bank issues Shares by way of capitalisation of profits or reserves, subject to the clauses on Pro-Rata Bonus issues (see 2.11.6 below), the Board or the Executive Committee may in their absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

2.11.2 New issues

Where prior to the Expiry Date of an Option, the Bank gives holders of Shares the right (pro-rata with existing shareholdings) to subscribe for additional Shares and the Option is not exercised as contemplated below (see 2.11.3), the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with the formula below:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = new Exercise Price of the Option;

O = old Exercise price of the Option;

E = number of Shares into which one Option is exercisable;

P= the average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date;

S= subscription price for one Share under the rights or entitlements issue;

D= dividend due but not yet paid on Shares (except those Shares to be issued under the rights issue or entitlements issue);

N= number of Shares with rights or entitlements that must be held to receive a right to one new Share.

2.11.3 Rights/entitlements issues

Where an Option has vested and prior to the Expiry Date of an Option, the Bank makes an offer or invitation to holders of Shares for subscription for cash for shares, options or other securities of the Bank or any other entity, the Bank must give the Optionholder notice not less than ten business days before the book's closing date to determine entitlements to receive that offer or invitation. This is to enable the Optionholder to exercise the Option and receive the offer or invitation in respect of the Shares allotted on exercise of the Option.

2.11.4 Sub-division, consolidation or conversion

Where prior to the Expiry Date of an Option, the Bank subdivides or consolidates its shares, the Shares issued to the Optionholder on exercise of the Option are the number of securities of the value and with the rights that the Shares, which would otherwise have been issued on exercise of the Option, would have become as a result of that sub-division or consolidation.

2.11.5 Reconstruction, reduction or return of capital

Where prior to the Expiry Date of an Option, the Bank reconstructs, reduces or returns its issued capital or buys back Shares, the number or nominal value of the Shares to be issued on exercise of the Option are reconstructed in the same proportion as the issued

capital of the Bank is reconstructed, reduced or returned (subject to the same provisions with respect to rounding of entitlements as applied in relation to the reconstruction, reduction or return of capital). In all other respects the terms for the exercise of the Option are unaltered.

2.11.6 Pro-rata bonus issues

Where prior to the Expiry Date of an Option, the Bank makes a pro-rata bonus issue to holders of Shares and the Option is not exercised before the book's closing date to determine entitlements to that bonus issue, the number of Shares to be issued on exercise of the Option is the number of Shares, which would have been issued on exercise of the Option before that bonus issue, plus the number of bonus Shares which would have been issued to the Optionholder, if the Option had been exercised before that book's closing date.

2.11.7 Notice of adjustment

The Bank must give notice to Optionholders of any adjustment to the number or description of securities which are to be issued on exercise of an Option or to the Exercise Price (if the Bank is listed on ASX, in accordance with the applicable Listing Rules).

2.11.8 Listing Rules

If the Bank is listed on ASX, each amendment contemplated by the provisions described above is subject to its being consistent with the Listing Rules.

2.11.9 Cumulative adjustments

Each adjustment described in 2.11.1 to 2.11.6 above is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time of the adjustment.

2.11.10 Rounding

Before an Option is exercised, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options). On exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

2.12 AMENDMENT OF THE OPTION PLAN

Subject to the Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

(a) amend all or any of the Rules or all or any of the rights or obligations of the Optionholders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Eligible Executives employed in, resident in, or who are citizens of, a particular jurisdiction.

2.13 TRANSFER OF OPTIONS

Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable except in the situations described immediately below or with the prior written consent of the Executive Committee.

2.13.1 Death

If an Optionholder, or the Eligible Executive of an Optionholder, if the Optionholder is a Controlled Company or a Permitted Trustee, dies after an Option has vested and before the Expiry Date of the Option, with the written approval of the Executive Committee in its absolute discretion the Option may (but only at a time permitted by the approval and in accordance with any conditions specified in the approval) be exercised by:

— the legal personal representatives of the Optionholder and to the extent necessary for this to occur, the Option may be transferred to the legal personal representatives; or

— the Optionholder, if the Optionholder is a Controlled Company or a Permitted Trustee.

2.13.2 Transfers from or to a Controlled Company

Executive Committee has given prior consent to transfers of Options in the following circumstances:

1. For an Option issued to an Eligible Executive in their own name, consent has been given for the transfer of the Option into a Controlled Company of the Eligible Executive; and

2. For an Option issued to a Controlled Company of an Eligible Executive, consent has been given for the transfer of the Option into the individual name of the Eligible Executive.

For more information on how to transfer an Option from or to a Controlled Company; an Optionholder should contact Angela Blair on (02) 8232 3506.

2.13.3 Sale of Options Facility

Executive Committee may from time to time, permit the transfer of Options under an approved sale of Options facility under which an Optionholder may transfer to an approved third party, unexercised vested Options which have met any applicable exercise conditions.

As at the date of this prospectus, MBL has approved a sale of Options facility which will be offered to Optionholders by a third party. Executive Committee has given it's approval for transfers of Options in accordance with this facility.

Broadly the terms of the sale of Options facility are as follows:

- During a period when an Optionholder can both exercise and sell MBL shares (and only during such periods), an Optionholder sells a vested Option (which has met any applicable exercise conditions) to the third party;
- Optionholder receives the consideration reflecting the current market price of the underlying shares less the exercise price and the facility fee;
- The third party will be required to withhold from the Optionholder and pay to MBL any applicable withholding taxes.

Please refer to MACNET or contact the Company Secretarial Division for details of the current sale of Options facility.

MBL does not guarantee that a sale of Options facility, or any similar facility for the transfer of Options, will be available when your Options vest and/or when you may be interested in disposing of them.

2.14 ADMINISTRATIVE ARRANGEMENTS

The Deed of Grant, whereby Options are granted, between an Eligible Executive, (the Eligible Executive's Controlled Company or Permitted Trustee, if applicable), the Bank and Lacuna may be executed by an Attorney for the Eligible Executive and, if applicable, the Controlled Company or the Permitted Trustee.

Eligible Executives wishing to be granted Options should complete the Power(s) of Attorney incorporated in the Application Form, which appoints Dennis Leong, Company

Secretary and Angela Blair, Assistant Company Secretary as the attorneys to execute the Deed of Grant, and return to Angela Blair by the date stated in the invitation.

A separate power of attorney is also incorporated into the Application Form which relates to the DESOP (see section 3.4 below).

A sample Deed of Grant is attached as the Appendix.

3. DEFERRED EMPLOYEE SHARE OPTION PLAN

3.1 INTRODUCTION

In May 2000, the Board approved amendments to the Option Plan Rules to introduce a six month Non-Disposal Period and other Restrictions relating to granting security over or disposing of the Shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These amendments are referred to as the Deferred Exercise Share Option Plan ("DESOP").

Shares resulting from the exercise of Options will be placed under the DESOP, unless Optionholders request the Bank waive the application of the DESOP arrangements to some or all of the Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Bank or any Associated Company then this request will be granted by the Bank.

The taxation implications of participating in the DESOP are set out in the "Taxation Considerations" section below.

3.2 HOW THE DESOP OPERATES

3.2.1 MBL Shares resulting from the exercise of Options

An Optionholder's Shares resulting from the exercise of Options are now automatically placed into the DESOP. The Option Exercise Form must be completed and signed by the Optionholder at the time the Optionholder elects to exercise their Options. At this time the Optionholder may also request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares issued on exercise of the Option. The Shares will be held outside the DESOP, provided this request is accepted by the Bank.

3.2.2 How the Shares are held in DESOP

The Shares which are held in the DESOP will be registered in the name of the Optionholder and cannot be held under any other name. The Shares are held subject to the terms of the DESOP. The Shares will be uncertificated. A DESOP Participant will be sent a holding statement shortly after the Shares are registered in their name.

3.2.3 Purpose and role of the DESOP

The Bank has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders. The Shares resulting from the exercise of the Options are placed into the DESOP and held in the Optionholder's name.

Shares held in the DESOP may qualify for a tax deferral until the earlier of ten years from the date of grant of the underlying Options, the date when shares may first be sold, having been withdrawn from the DESOP or the date the relevant Eligible Executive resigns from the Bank or an Associated Company of the Bank. (See section 4, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP.

3.2.4 How the DESOP is administered

The day to day administration of the DESOP is undertaken by the Plan Company, an independent company owned by Moore Stephens WI Chartered Accountants. The Bank may replace the Plan Company and appoint a new entity to act as the Plan Company at any time by notice in writing to the Plan Company or otherwise as agreed between the Bank and the Plan Company.

3.3 MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of the Bank or an Associated Company, if earlier).

Where the Eligible Executive is the Optionholder and provided the Eligible Executive does not make the taxation election discussed in section 4, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options, however any applicable payroll tax may be charged to the Eligible Executive's BCR (see section 4.6 below). Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value, or sales proceeds, of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the Eligible Executive ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where a Controlled Company is the Optionholder, participation in the DESOP will create no additional taxation consequences.

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for

administration costs involved in operating the DESOP as these costs are borne by the Bank.

Some examples of situations in which an Executive may wish to request the Bank waive the application of the Non-Disposal Period and Restrictions on Shares

1. Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 3 6) for the entire time the Shares are held in DESOP;
2. Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Bank;
3. Executives who are overseas residents;
4. Executives who hold their Options via a company structure and who pay tax on receipt of the Options;
5. Executives who are intending to resign within a short time frame from the Bank or an Associated Company of the Bank (once employees resign, they cannot remain in the DESOP); and
6. Executives who wish to sell the Shares on exercise of the Options.
7. Executives who have made the taxation election discussed in Section 4. below.

3.4 HOW TO EXERCISE AND NOT PARTICIPATE

The Application Form for Eligible Executives to apply for Options also includes a DESOP Power of Attorney, which must be completed as part of the application for Options. The DESOP Power of Attorney will enable the Plan Company and its officers to acquire, dispose of, or to otherwise deal with, any Shares under the DESOP on behalf of the DESOP Participant. Shares issued as a result of the exercise of Options will automatically be placed under the DESOP.

Before an Optionholder exercises Options, the Optionholder must complete an Option Exercise Form. The Option Exercise Form will allow an Optionholder to request the Bank to waive the application of the Non-Disposal Period and Restrictions on all or a lesser nominated amount of Shares. Unless the Bank is aware of circumstances which, in the reasonable opinion of the Bank, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of their obligations to the Bank or any Associated Company then this request will be granted by the Bank. Any remaining Shares not subject to a waiver will be held in the DESOP. A DESOP Participant must hold a minimum of 100 Shares under the DESOP. There is no maximum limit on the number of Shares the Optionholder may hold in the DESOP in relation to Shares resulting from the exercise.

3.5 ENTITLEMENTS RELATING TO SHARES HELD IN DESOP

Shares held in DESOP are fully paid ordinary Shares ranking equally with all other fully paid ordinary Shares of the Bank then on issue. DESOP Participants who hold Shares in DESOP will, (unless the Shares are forfeited):

- receive dividends in relation to the Shares under the DESOP. When the dividends are received, they become part of the DESOP Participant's income and will need to be declared in their taxation return. The Share Registry will send dividend statements directly to the DESOP Participant;
- qualify for rights, bonus and other Issues of the Bank's Shares (if any); and
- have normal voting rights.

3.6 RESTRICTIONS ON DEALING WITH SHARES HELD UNDER DESOP

The Shares held under the DESOP will be subject to the Non-Disposal Period and the Restrictions as set out in the Rules and summarised below.

3.6.1 Non-Disposal Period

A DESOP Participant may not sell, transfer, or dispose of any Shares held under the DESOP **for a period of six months** from the date that the Shares are issued to the DESOP Participant on exercise of the Option, unless:

I. the Plan Company approves the DESOP Participant's request for withdrawal because of special circumstances (eg death, total and permanent disability or demonstrated hardship) of the relevant Executive;

II. the relevant Executive leaves the employ of the Bank or an Associated Company in the meantime. In this case, the Shares which are held by the relevant DESOP Participant will cease to be subject to the terms of the DESOP and will be held by the DESOP Participant outside the DESOP assuming the Shares are not liable to be forfeited; or

III. a special situation arises such as a takeover of the Bank, a voluntary winding up of the Bank, the Shares become subject to compulsory acquisition, or the Bank being subject to a reconstruction or an amalgamation with other companies, in which case the Executive may be able to withdraw from the DESOP.

3.6.2 Forfeiture

A DESOP Participant will forfeit any right or interest in any Shares or entitlements under the DESOP to the Plan Company if the relevant Executive is dismissed with cause or commits any act of theft, fraud or defalcation in relation to the affairs of the Bank or any Associated Company (whether or not the Executive is charged with any offence) or if the relevant

Executive does an act (or fails to do an act) which, in the opinion of the Bank, brings the Bank or any Associated Company into disrepute.

The Bank may determine that any forfeited Shares or their proceeds are to be transferred to another employee, used in another employee share plan of the Bank or used in the Macquarie Bank Superannuation Fund.

3.6.3 Security Interests

Security interests, including charges and mortgages, may only be granted in respect of Shares held by the DESOP Participant under the DESOP if the DESOP Participant receives the prior written consent of the Plan Company and is approved by the Bank. Such consent will only be provided where the Plan Company and the Bank are satisfied that the security interest would not interfere with their ability to enforce the restrictions and forfeiture provisions under the Rules. It is expected that financiers may have difficulty in accepting Shares held in the DESOP as security and DESOP Participants *should not assume that they will to be able to charge or mortgage their DESOP Shares.*

3.6.4 Enforcement of Restrictions

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the six month Non-Disposal Period, the other Restrictions on a DESOP Participant dealing with Shares or granting a security interest over Shares and the forfeiture provisions, and the DESOP Participant must agree to such arrangements.

3.7 WITHDRAWAL AND SALE OF SHARES

Following the expiry of the six month Non-Disposal Period, DESOP Participants wishing to sell Shares may do so only after the Shares are withdrawn from the DESOP. Shares may remain subject to the DESOP for a period of up to ten years from the date of grant of the Options. DESOP Participants who wish to withdraw Shares from the DESOP (whether to sell them or otherwise) must submit a Notice of Withdrawal of Shares which must be approved by the Plan Company.

Shares held by a DESOP Participant will also be withdrawn from the DESOP (providing those Shares have not been forfeited) on the earlier of:

I. the relevant Executive ceasing to be employed by the Bank or an Associated Company; and
II. ten years from the date of grant of the underlying Options.

If an Executive leaves the employ of the Bank or an Associated Company, then subject to the operation of the forfeiture provisions of the DESOP, the Plan Company will, on

receiving notification from the Bank of his/her ceasing employment, advise the Share Registry to lift any restrictions on the relevant DESOP Participant's Shares.

Trading in Shares will still be subject to the Bank's then applicable rules on staff trading. However, it is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about the Bank must not deal in Shares.

4. TAXATION CONSIDERATIONS

4.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and **based on current Australian tax laws** and practices. Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

Eligible Executives subject to tax in overseas jurisdictions should seek specific tax advice on their particular situations.

Relationship with other Equity Plans of the Bank

Participants in other employee equity plans should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the employee acquires shares or Options in that year, but not to acquisition of shares pursuant to the exercise of Options.

DESOP Conditions

Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Bank does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

4.2 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the Eligible Executive personally **and the Tax Act section 139E election (see below) is not made**, no tax is payable on grant of the Option , however any applicable payroll tax may be charged to the Eligible Executive's BCR (see section 4.6 below).

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

i) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e. the first day of the next staff trading period if the release occurs outside a staff trading period);

ii) when the Executive ceases employment with the Bank or an Associated Company (see section 4.5 below);

iii) ten years from the date of grant of the Options;

iv) where the Bank has waived the DESOP conditions, the exercise of the Options will be the taxing point:

v) when the Executive disposes of the Options (eg. sale of vested Option under a sale of Options facility).

Note in relation to (i), the Commissioner may take the view that the Cessation Time is the time of release from DESOP conditions, not the first day of the next staff trading period.

If an Optionholder **sells the Options** within 30 days of the Cessation Time, the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Options.

If an Optionholder **exercises the Options and sells the Shares** within 30 days of the Cessation Time, the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an Optionholder **exercises the Options and holds the Shares** beyond 30 days of the Cessation Time the Optionholder will include as assessable ordinary income (not capital gain) an amount equal to the market value of the Shares at the Cessation Time less the Exercise Price of the Options. The market value is deemed to be the weighted average of the prices at which MBL Shares traded on ASX during the one week period up to and

including the Cessation Time. For future capital gains tax ("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the Optionholder's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

4.3 ELIGIBLE EXECUTIVE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the Eligible Executive, the Tax Act section 139E election is available should the Eligible Executive wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Options or Shares. Any further assessable amounts at that time are assessed as capital gains, not ordinary income. *Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options),* and enables the tax-concession under the Macquarie Bank Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.

An Eligible Executive has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election.

If an Eligible Executive makes the election, he/she must include an amount determined under the Tax Act (typically a specified percentage of the Exercise Price) as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are waived by the Bank. *Where the election has been made, the DESOP conditions do not have any tax effect; neither entry nor exit from the DESOP is a taxable event.*

The specified percentage to be included in the Optionholder's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year Option). If the market value has increased between the time of calculation of the exercise price and the grant of the Options, the specified percentage

increases significantly. (In the extremely unlikely event that the Share price exceeds the Exercise Price by more than 37%, the gain itself is included in assessable income instead.)

If having made the election the Option expires unexercised, the Eligible Executive's tax return should be amended and the overpaid tax refunded (together with assessable interest).

50% CGT Concession

The 50% CGT concession will apply to a capital gain made on Options or Shares which are sold more than 12 months after their acquisition date.

Where the Options are sold, the acquisition date is the Option grant date. If the Executive sells the Options more than 12 months after the grant date, any capital gain on the sale of the Options would be eligible for the 50% CGT concession.

Where the Options are exercised and Shares sold, the current view of the Australian Taxation Office, which is supported by recent case law, is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an Eligible Executive sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

An alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an Eligible Executive would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the Eligible Executive acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Bank does not warrant any particular treatment. Therefore, if you wish to adopt the alternative view you should discuss with your personal tax adviser the applicability of the alternative views above to your particular circumstances.

4.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an Eligible Executive takes up the Options, there are a number of important tax implications.

No deferral of tax is available; an assessable income amount computed on the same basis as 4.3 above should be included as ordinary income in **the Eligible Executive's personal tax return** for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the **Controlled Company or Permitted Trustee**.

No tax liabilities are triggered by exercise of the Options or the Eligible Executive leaving the employment of the MBL Group. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Eligible Executive's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Eligible Executive's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the Eligible Executive's assessable income but in this case, the tax paid by the Eligible Executive is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Bank. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

You should seek your own independent taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

4.5 IMPLICATIONS OF CESSATION OF MBL EMPLOYMENT

4.5.1 Optionholder is an Eligible Executive who has not made the section 139E election in respect of the year of grant of the Options

The Eligible Executive will be subject to income tax on cessation of employment with the MBL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

— If the vested Options are sold on or before the date of cessation of employment, the sales proceeds must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of sale.

— If the vested Options are exercised on or before the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the date of exercise, the sales proceeds less the Exercise Price must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of exercise.

— If the vested Options are exercised on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the date of exercise, the Eligible Executive must include in his/her tax return for the year of exercise the "market value" of the Shares at the date of exercise less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the date of exercise of the Options. The "market value" is the weighted average Share price during the one week period up to and including the day of exercise. If there were no transactions during that period the latest offer price within that period is treated as the market value.

However, if the vested Options are exercised after the date of cessation of employment, and the shares are not sold within 30 days of the date of cessation of employment, the Eligible Executive must include in his/her tax return in the year of cessation of employment the greater of:

(i) the "market value" of MBL Shares on the date of cessation of employment less the Exercise Price of the Options; and

(ii) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MBL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.

If the vested Options are exercised after the date of cessation of employment, and the Shares are sold within 30 days of the date of cessation of employment, the sale proceeds less the Exercise Price must be included in the Eligible Executive's normal assessable income (not capital gain) in the tax return for the year of cessation of employment.

DESOP Shares
If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the Eligible Executive's normal assessable income. CGT does not apply to the disposal unless the Exercise Price exceeds the net sales proceeds, in which case a capital loss will result.

- If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the Eligible Executive must include an income amount in his/her tax return for the year of cessation of employment being the "market value" of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.
- Should the Exercise Price exceed the market value, no amount will be required to be included in the Eligible Executive's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options
There are no tax implications if the Options lapse on the Eligible Executive leaving the Bank.

4.5.2 Eligible Executive has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Eligible Executive's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an Eligible Executive lapse unexercised, the tax paid on grant (with the exception of any payroll tax paid at the time of grant) may be refunded (with assessable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the Eligible Executive's assessable income.

4.6 NSW PAYROLL TAXATION

On 24 June 2003, the NSW government announced that from 1 July 2003, certain shares and Options acquired under an employee share plan will be subject to NSW Payroll Tax. Eligible Executives who have an employment connection with NSW at any time during the period commencing 6 months before the date of Grant until the date of Grant, should be aware that their Options may be subject to NSW Payroll Tax. NSW Payroll Tax, at 6%, will be payable on the Market Value of Bank shares (calculated as the weighted average of prices during the one week period up to and including the date of Grant), less the Exercise Price. At the discretion of the Bank, any applicable Payroll Tax may be charged to the Eligible Executive's BCR.

5. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

5.1 FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The value of the Options will fluctuate with the value of the Shares, which are quoted on ASX. Generally, the mechanisms by which holders may obtain benefits are through either exercising the Options into Shares or, where permitted, by selling the Options. However, Options need not be exercised so that unlike Shares, a loss may be avoided by not exercising if the market price of the Shares is below the Exercise Price. No amount is payable for the grant of the Options, however any applicable payroll tax may be charged to the Eligible Executive's BCR (see section 4.6 above).

Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on the Bank's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Bank, Eligible Executives will be aware of the myriad of factors which affect the Bank's performance.

There are two main financial benefits that may arise from owning Shares:

- income in the form of dividends; and
- growth in the value (capital appreciation) of Shares.

There are also risks associated with Share ownership. The Bank is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves an element of risk. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Bank.

The price at which Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

— the profitability of the Bank;

— the profit outlook for the Bank;

— the dividend policy of the Bank;

— the level of franking of the Bank's dividends;

— the credit ratings and strength of the balance sheet of the Bank; and

— the performance and success of the Bank's staff, management and Board and its policies and strategies.

External Factors

— movements in the general level of share prices on local and international share markets;

— the success of marketing and other strategies adopted by the Bank, relative to its competitors' strategies;

— developments in the banking, investment banking, stockbroking and other industries generally;

— the economic outlook in Australia and internationally;

— changes in government fiscal, monetary and regulatory policies;

— turnover and volatility of financial markets in Australia and overseas; and

— changes in interest rates, inflation rates, exchange rates and commodity prices.

Please also refer below for discussion of the risks impacting on the Bank's performance.

Neither Macquarie Bank Limited nor any related body corporate of Macquarie Bank Limited nor any of its officers guarantees the value of the Options or Shares, that the Share price will be above an Optionholder's Exercise Price during exercise periods, the performance of Shares, the repayment of capital or the payment of a particular return on Shares.

5.2 RISKS TO THE BANK'S FINANCIAL PERFORMANCE

Risk Factors

Continued superior performance cannot be assumed. There are many risks in the markets in which the Bank operates. Performance can be influenced by a range of factors, many of which are not within the Bank's control. In many parts of its business, the Bank constantly and deliberately assumes financial risk in a calculated and controlled way. Once a decision is made that a risk is acceptable, the Bank puts in place limits and an extensive range of procedures to monitor the risk.

The performance of all of the Bank's major businesses can be influenced by external market and regulatory conditions. If all or most of the Bank's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly.

Market Risk

Market risk arises from changes in market prices or volatility which may result in adverse revaluation of Macquarie's trading portfolios. Macquarie trades in foreign exchange, interest rates, commodities, energy, bond and equities markets, including being an active price maker in derivatives in these markets. Changes in market prices, particularly rapid and unexpected changes, could cause losses. The Bank's policy is to manage this risk by imposing limits on the size of its exposure in each market.

The Bank depends on external parties for credit and trading limits to carry out its funding and trading operations and in the process manage its market risks. These parties rely, to some extent, on the credit ratings assigned to the Bank by ratings agencies. Any downgrading of the Bank's rating could increase costs and restrict availability of credit and funding limits.

Credit Risk

Like any bank, the MBL Group assumes credit risk in its banking and securities businesses. Credit risk arises from both lending and trading activities. In the case of trading activity, credit risk reflects the possibility that the trading counterparty will not be in a position to complete the contract once the settlement becomes due. The resultant credit exposure will be a function of the movement of prices over the period of the underlying contract. Credit losses can, and have, resulted in significant losses and sometimes financial failure in other financial institutions. The MBL Group puts great emphasis on credit management. While some credit losses have been incurred from time to time, these have not been material in relation to the Group's overall profitability or its capital base.

Most of the Bank's credit exposures arise from lending and trading contracts with Australian counterparties and counterparties based in OECD countries. In addition, however, there are exposures to counterparties in some non-OECD countries in Asia

Pacific, Africa and Latin America. Where appropriate, the country risk is covered by political risk insurance.

Underwriting risk

Equity and debt underwriting risk is also assumed by the MBL Group in the normal course of business. The MBL Group's general approach is to substantially sub-underwrite these risks but underwritten positions are assumed and can expose the MBL Group to losses.

Liquidity risk

Liquidity risk arises from the Bank's requirement to fund its banking and trading operations on a daily basis. Any failure to meet this requirement may result in increased costs, inability to maintain market positions and review of the Bank's credit rating. The Bank adopts liquidity policies to manage this risk.

Operational risk

Operational risk arises from the manner in which the Bank conducts its business. The Bank faces operational risks which could lead to reputation damage, financial loss or regulatory risk in the event of an operational failure. Policies have been adopted to manage this risk. There remains a risk that the policy framework may prove inadequate and the risk of failure to comply, either of which may result in loss.

Macquarie's tax risk

In the ordinary course of its activities the MBL Group is exposed to risks arising from the manner in which the Australian and international tax regimes may be regarded by the relevant revenue and judicial authorities as applying to transactions entered into by the MBL Group. The MBL Group has in place controls and procedures to mitigate these risks but any changes in interpretation, application and administration of the law by the courts and the revenue authorities may result in significantly increased tax liabilities.

Legal risk

The MBL Group in the ordinary course of its business enters into transactions and provides advisory services which involve legal risk.

Legal risks include the risk of breaches of applicable laws and regulatory requirements, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, fraud, negligence, misleading

conduct or the inappropriate documentation of contractual relationships. The size and frequency of transactions entered into or in respect of which advice is provided are such that, should these risks result in losses to the MBL Group, the losses could have a material impact. The Bank has controls and procedures which seek to manage these risks.

Insurance

The MBL Group has in place insurances considered prudent for the scope and scale of the Group's activities in respect of various physical and professional risks. The MBL Group does not carry insurance cover for every possible event. The scope and the amount of the cover is reviewed on a regular basis and insurance cover is acquired having regard to the perceived risks of a claim occurring and the availability and costs of such insurance. The insurances typically involve a deductible (also commonly referred to as an "excess"). In the event of an incident occurring which is covered by one of the insurances, the MBL Group would be required to pay the first part of any claim up to the deductible amount associated with that policy.

Developments in banking and investment banking industry

MBL operates in the highly competitive financial services industry in Australia and overseas. Developments and competition in the industry place pressure on margins which may impact on profitability.

Economic outlook

The performance and earnings of MBL are impacted by changes in economic conditions, activity and sentiment in Australia and overseas including interest rates, foreign exchange rates and equity markets.

Regulation and legislation

MBL may be subject to changes in government regulatory policies or changes in legislation in Australia and other countries where MBL operates. Areas of regulation which impact on MBL include taxation and regulation relating to prudential supervision.

Changes in Accounting Standards

The Financial Reporting Council in Australia has formally announced that Australian reporting entities will be required to adopted international accounting standards for accounting periods commencing on or after 1 January 2005. This change will first apply to MBL for the financial year commencing 1 April 2005.

The adoption of international accounting standards may affect the reported MBL Group financial performance and financial position. The impact of these standards will be unknown until the International Accounting Standards Board finalises all international accounting standards and the Australian Accounting Standards Board determines how and when they are to be applied in Australia.

6. DESCRIPTION OF MACQUARIE BANK LIMITED

6.1 ISSUED ORDINARY SHARE CAPITAL

At 21 May 2003, the Bank's issued ordinary share capital was as follows:

	Number
Ordinary Shares	204,777,815

As at 21 May 2003, the Bank had on issue 24,686,858 Options over unissued Shares. All Options were exerciseable into one Share per Option and were issued (with various exercise prices) pursuant to the Option Plan.

Changes to the Bank's issued capital and Options are normally reported monthly to ASX. If all Options over unissued Shares had been exercised as at 21 May 2003, the Shares issued on exercise would have represented approximately 10.76% per cent of the then issued capital of the Bank.

Invitations for the grant of approximately 7.75 million Options are being made initially pursuant to this Prospectus. Further invitations may also be made during the coming 12 months.

6.2 FINANCIAL INFORMATION

The Bank's consolidated financial statements for the year to 31 March 2003 and comment on performance and outlook are contained in the Bank's 2003 Annual Report. Further financial information concerning the Bank is generally available as described in Section 7.1.

The Bank's annual Basic Earnings Per Share (Basic EPS), for the last five years have been:

Year to 31 March	1999	2000	2001	2002	2003
Basic EPS	101.3	124.3	138.9	132.8	164.8

6.3 RIGHTS ATTACHING TO SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of the Bank.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Bank and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Bank. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by proxy or attorney has one vote on a show of hands and, on a poll, one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

It is the Bank's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of the Bank which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

In 2002, the Bank activated its Dividend Reinvestment Plan. Ordinary shareholders may elect to reinvest their dividends in new shares at a 2.5% discount to the prevailing market price.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Bank's annual report, (which this year comprises the 2003 Annual Review and 2003 Financial Report Booklets) which provides a review of the MBL Group's performance as a whole during the previous financial year. The 2003 Annual Review and Financial Report are available on Macnet.

Winding Up

In the event that the Bank were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer

Subject to the Constitution of the Bank, the Corporations Act , any other laws and the Listing Rules, Shares are transferable.

Variation of Rights

The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs

The Bank is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

Proportional Takeovers

The Constitution of the Bank provides that shareholder approval will be required in relation to proportional take-over schemes.

6.4 TRADING IN SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares have traded since July 2000.

MBL - Share Trading History Since July 2000

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2000				
July	26.57	24.83	25.10	5,771
August	29.40	24.92	27.00	8,719
September	28.99	26.38	28.08	7,021
October	28.90	26.90	27.95	5,549
November	30.00	26.80	27.78	9,286
December	28.90	27.25	28.80	7,453
2001				
January	29.31	27.95	28.80	7,117
February	29.40	27.76	29.00	3,760
March	29.26	26.10	27.63	6,092
April	29.93	27.76	29.84	3,963
May	32.78	29.70	32.60	9,266
June	36.80	32.33	36.80	11,478
July	39.35	34.75	36.05	9,958
August	39.83	35.02	38.72	10,441
September	41.03	31.94	36.00	13,059
October	39.11	36.10	37.85	11,111
November	39.12	35.00	35.00	13,079
December	37.75	34.80	37.45	11,471
2002				
January	37.51	36.10	37.17	8,152
February	37.30	31.10	32.45	23,001
March	34.66	31.95	33.26	10,644
April	33.90	32.28	32.60	8,924
May	32.90	29.10	32.35	17,900
June	32.13	29.10	29.25	16,963
July	29.31	23.19	24.21	24,096
August	25.80	21.83	24.30	18,103
September	24.35	21.28	22.16	10,541
October	22.88	18.75	22.84	16,360

MBL - Share Trading History Since July 2000

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
November	24.32	21.35	24.00	21,390
December	23.95	22.60	23.60	11,395
2003				
January	26.70	23.44	26.05	15,092
February	26.23	23.35	24.81	12,871
March	25.30	22.11	24.70	13,950
April	26.23	23.65	25.08	12,849
May	28.19	24.70	27.79	28,796
June (up until 25 June 2003)	29.63	27.56	28.91	16,299

[Source: Australian Stock Exchange Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect recent prices and will depend on factors including those stated in section 5 above.

6.5 DIVIDEND POLICY

The Bank reviewed its ordinary dividend policy in May 2003. The policy is now to distribute between 50% and 60% of after tax profits attributable to ordinary shareholders each year, subject to (profits permitting) minimum dividends of 93 cents per Ordinary Share per year.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and the financial and taxation positions of the Bank.

The distributions made by the Bank to holders of Shares over the last five years have been as follows:

Period	Cash dividend (cents) per Share	Franking (per cent)
1997/98 Interim	21	100
1997/98 Final	30	100
1998/99 Interim	30	100
1998/99 Final	38	100
1999/00 Interim	34	65
1999/00 Final	52	65
2000/01 Interim	41	70

2000/01 Final	52	70
2001/02 Interim	41	70
2001/02 Final	52	70
2002/03 Interim	41	85
2002/03 Final	52	100
2002/03 Special	50	100

7. ADDITIONAL INFORMATION

7.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Bank. Eligible Executives and their advisers should therefore also have regard to that publicly available information in relation to the Bank before making a decision whether or not to accept the Offer of Options under this Prospectus.

The Bank is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and semi-annual reports. The most recent report is the 2003 Annual Report relating to the year to 31 March 2003. That report is available to each Eligible Executive on Macnet. For those without access to MacNet, copies of those documents are available by calling Clair Simpson on (02) 8232 5006.

The Bank is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Bank has an obligation under the Listing Rules (subject to certain exceptions), to notify ASX immediately of any information of which it is or becomes aware concerning the Bank, which a reasonable person would expect to have a material effect on the price or value of Shares. That information is available on the public file at ASX. A copy of any of these documents lodged by MBL with ASX since the date of the 2003 Annual Report may be obtained free of charge by calling (02) 8232 5006.

If Eligible Executives wish to obtain further information on the Bank they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

In addition, copies of documents lodged in relation to the Bank may be obtained from or inspected at any office of ASIC.

None of the information referred to in Section 7.1 above is incorporated by reference in this Prospectus or is issued with this Prospectus.

7.2 ADMISSION TO OFFICIAL LIST OF ASX

The Bank was admitted to the Official List of ASX in 1993 for the purpose of obtaining Official Quotation of Macquarie Bank Capital Notes. Official Quotation of 500,000 Macquarie Bank Capital Notes commenced in April 1993. Official Quotation of 40,000,000 QanMacs commenced in September 1995. The Bank's category of admission to the Official List was changed to the general admission category, to allow for the quotation of Shares from 29 July 1996.

In addition, the Bank issued 1,500,000 Converting Preference Shares in August 1999 which are listed on ASX. The Bank and Macquarie Finance Limited also issued 4 million Macquarie Income Securities in the second half of 1999 which are also listed on ASX.

Several waivers from the Listing Rules have been granted to the Bank relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal waivers that have been granted can be summarised as follows:

- Certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted.
- Confirmation has been obtained that the provisions of the Listing Rules applying to directors of the Bank are applicable only to the Voting Directors of the Bank.

7.3 INTERESTS

The Bank has paid, or agreed to pay Mr John Allpass, a Voting Director of the Bank, $5,000 in connection with his work on the due diligence committee for this Prospectus.

7.4 DOCUMENTS AVAILABLE FOR INSPECTION OR COPIES

The following MBL documents are available for inspection during normal business hours at the principal office of MBL at Level 15, No 1 Martin Place Sydney NSW 2000, care of the Company Secretary:

— Constitution;

— Annual reports for the last five financial years of MBL;

— Rules of the Macquarie Bank Employee Share Option Plan; and

— MBL staff trading rules.

In addition, a copy of the 2003 Annual Report and any document lodged with ASX in respect of the Bank's continuous disclosure obligations, since the date of the 2003 Annual Report may be obtained free of charge from Clair Simpson on (02) 8232 5006.

Each of the Voting Directors of the Bank has consented to the lodgement of this Prospectus with the Australian Securities & Investments Commission.

APPENDIX: SAMPLE DEED OF GRANT

THIS DEED is made on [Date]
BETWEEN:

(1) **MACQUARIE BANK LIMITED** (A.B.N.46 008 583 542) a company incorporated in the Australian Capital Territory with its registered office at Level 3, 25 National Circuit, Forrest, ACT, 2603 (the "**Bank**");

(2) **LACUNA NOMINEES PTY LIMITED** (A.B.N. 20 008 600 360) a company incorporated in the Australian Capital Territory with its registered office at Level 3, 25 National Circuit, Forrest, ACT, 2603 (the "**Nominee**"); and

(3) **[NAME OF ELIGIBLE EXECUTIVE]** (the "**Employee**").

RECITALS

A. The Bank has established an employee share Option plan. The Employee is entitled to participate in the Plan.

B. The Bank has invited the Employee to apply for Options under the Plan.

C. This deed sets out the terms on which the Employee takes up those Options and participates in the Plan.

THE PARTIES AGREE AND DECLARE AS FOLLOWS:

1. **INTERPRETATION**

1.1 **Definitions**

In this deed, unless the context otherwise requires:

"**Application Form**" means the personalised application form accompanying the offer of the Options to the Employee;

"**Plan**" means the Macquarie Bank Employee Share Option Plan; and

"**Options**" means the Options granted under clause 2.1.

1.2 **General**

In this deed, unless the context otherwise requires:

(a) a reference to a recital, clause, schedule or annexure is a reference to a recital, clause, schedule or annexure of or to this deed and references to this deed include any recital, clause, schedule or annexure;

(b) a reference to this deed or another instrument (including the Rules of the Plan) includes any variation or replacement of either of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes a firm, a body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns;

(f) while the Nominee is acting on behalf of the Employee, a reference to the Employee where applicable includes a reference to the Nominee and vice versa.

1.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this deed.

2. ISSUE

2.1 Options

The Employee applies to the Bank for, and the Bank grants the Employee, the number of Options set out in the Application Form on the terms provided for in the Plan and the Application Form.

2.2 Nominee

The Bank must register the Options in the name of the Nominee. The Nominee must hold the Options on behalf of the Employee.

2.3 Indemnity

The Employee indemnifies the Nominee against any liability incurred in respect of the Options. The Employee must pay the Nominee on demand a sum equal to that liability. This indemnity is a continuing obligation and it is not necessary for the Nominee to incur expense or make payment before demanding payment from the Employee.

2.4 Acknowledgment

The Bank and the Employee acknowledge to each other and to the Nominee that the Nominee holds the Options on behalf of the Employee on the terms provided for in the Plan and the Application Form and has no power or right to anything in relation to the Options unless it is in accordance with those terms.

3. MISCELLANEOUS

3.1 Terms of Issue

For the avoidance of doubt, the terms set out in this deed only apply to the issue of the Options referred to in clause 2.

3.2 Governing Law

This deed is governed by the law in force in the Australian Capital Territory.

EXECUTED as a deed

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for Macquarie)
Bank Limited in the presence of:

....
Witness ....
Name (printed):

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for Lacuna)
Nominees Pty Limited in the presence of:

....
Witness ....
Name (printed):

SIGNED, SEALED AND DELIVERED by)
[ ] as attorney for **[EMPLOYEE]**)
in the presence of:

....

....
Witness
Name (printed):

GLOSSARY

2003 Annual Report	The 2003 annual report of MBL which comprises the 2003 Annual Review and the 2003 Financial Report booklets.
2003 Annual Review	The "2003 Annual Review" booklet of MBL containing a review of the Bank for the year to 31 March 2003 and Concise Report to Shareholders for that year.
2003 Financial Report	The "2003 Financial Report" booklet of MBL for the year to 31 March 2003
Application Form	The pre-printed personalised application form in respect of Options that includes a Power of Attorney to sign a Deed of Grant in respect of Options the subject of the Offer accompanying this Prospectus.
ASIC	Australian Securities and Investments Commission.
Associated Company	means: (a) any company that is a related body corporate of the Bank; or (b) any entity of which the Bank is the parent entity (within the meaning of the former section 294A of the Corporations Law); or (c) any other entity where the Bank or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan.
ASX	Australian Stock Exchange Limited.
Bank	Macquarie Bank Limited (ABN 46 008 583 542).
Board	The board of Voting Directors of the Bank.
BCR	Basic Cost Responsibility.
Committee	Committee appointed by the Board for the purpose of managing and administering the Option Plan.
Constitution	The Constitution of the Bank

Controlled Company	In relation to an Executive, a body corporate in respect of which one or more of the following applies: (a) the Executive holds more than one-half of the issued share capital; (b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and (c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.
Corporations Act	Corporations Act 2001 (Cwlth).
Deed of Grant	A deed between MBL, Lacuna and an Eligible Executive (and where applicable, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive) specifying the grant of Options.
DESOP	The Rules of the Plan imposing a Six-Month Non-Disposal Period and other restrictions in relation to shares resulting from the exercise of Options referred to as the "Deferred Exercise Share Option Plan".
DESOP Participant	A holder of Shares under the DESOP resulting from the exercise of Options.
DESOP Power of Attorney	The DESOP power of attorney authorising the Plan Company and its officers to acquire, dispose of or to otherwise deal with Shares under the DESOP on behalf of the DESOP Participant.
Eligible Executive	An Executive who has been invited to participate in the Option Plan.
Employment Event	in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Optionholder as specified in section 2.4.2 of this Prospectus.
Executive	An Associate Director, Division Director or Executive Director of, or a consultant to, the MBL Group.
Executive Committee	The Bank's Executive Committee.
Exercise Price	The exercise price of an Option as specified on the Application Form.

Expiry Date	The expiry date of an Option as set out in the Application Form, normally the fifth anniversary of the date of grant of an Option.
Lacuna	Lacuna Nominees Pty Limited (ABN 20 008 600 360) or such other company as nominated by Executive Committee from time to time.
Listing Rules	The ASX Listing Rules.
Macquarie Bank Superannuation Fund	The Macquarie Bank Superannuation Fund is an employer-sponsored accumulation plan which allows for both employer and employee contributions.
MacNet	The Bank's staff information distribution computer network.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MBL Group	MBL and related bodies corporate.
MBL Group Head	The head of an operating group of Macquarie Bank Limited or the head of the Corporate Affairs Group of Macquarie Bank Limited.
Non-Disposal Period	In respect of a Share held by a DESOP Participant, the period of six months from the date on which those Shares are issued to the DESOP Participant or such other period as stated in the Application Form.
Offer(s)	The offer(s) to an Eligible Employee(s) of Options pursuant to this Prospectus.
Official Quotation	The granting of Official Quotation by ASX to securities issued by MBL, MBL having been admitted to the Official List of ASX.
Option Exercise Form	The form which must be submitted when the Optionholder intends to exercise their Options.
Option Plan	The Macquarie Bank Employee Share Option Plan approved by the Board in November 1995, as amended.
Option(s)	Option(s) over unissued Shares granted under the Option Plan.

Optionholder	An Executive or a Controlled Company of an Executive or a Permitted Trustee of an Executive, granted Options, which have not lapsed.
Permitted Trustee	An entity approved by the Committee to hold an Option on trust for a Participant from time to time.
Plan Company	The entity appointed by the Bank to act as the Plan Company under the Rules from time to time.
Power of Attorney	A power of attorney granted by an Eligible Executive or a Controlled Company of an Eligible Executive or a Permitted Trustee cf an Eligible Executive to execute a Deed of Grant as set out in the Application Form.
QanMacs	Unsecured obligations of MBL known as QanMacs issued by MBL pursuant to an offering circular dated 28 August 1995.
Restrictions	The restrictions on dealing with Shares held under the DESOP as set out in clause 11 of the Rules (other than the Non-Disposal Period) and summarised in this Prospectus.
Rules	The rules of the Option Plan.
Share(s)	Fully paid ordinary share(s) in the capital of MBL.
Tax Act	The Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwth).
Vesting Period	The period over which an Option vests as specified on the Application Form.

OPTION APPLICATION INSTRUCTIONS

Eligible Employees wishing to participate in the Offer should:

- Sign, date and arrange for another person to witness the attached Power of Attorney that forms part of the personalised Application Form; and
- Deliver their completed Power of Attorney to Angela Blair, Level 15, No 1 Martin Place, Sydney, NSW by the Bank's internal mail or in person, so as to be received no later than 5.15 pm Sydney time on the date specified in the Application Form.

Each individual Application Form has been pre-printed with the Eligible Executive's full name, the number of Options being offered, the Exercise Price and Vesting Period of these Options and any applicable Exercise Conditions and includes the Power of Attorney to be completed.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Angela Blair with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS WILL NOT BE ACCEPTED

MACQUARIE BANK LIMITED DIRECTORY

PRINCIPAL OFFICE:
Level 15
No. 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 3
25 National Circuit
Forrest ACT 2603

VOTING DIRECTORS:
D S Clarke *(Chairman)*
A E Moss (Managing Director)
J G Allpass
L G Cox
M R G Johnson
B R Martin
H K McCann
J R Niland
H M Nugent

COMPANY SECRETARY:
D Leong